Form 20-F
period 2009-12-31
Shanda Games Ltd
filed 2010-04-29
CIK 1470157

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-34454
Shanda Games Limited
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai, China 201203
The People’s Republic of China
(Address of principal executive offices)
Qunzhao Tan, Chief Executive Officer
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai, China 201203
The People’s Republic of China
Telephone: +(86 21) 5050-4740
Facsimile: +(86 21) 5080-5132
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Class A ordinary shares, par value US$0.01 per share	The NASDAQ Stock Market*
(The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of American Depositary Shares representing such Class A Ordinary Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 167,000,000 Class A ordinary shares, par value US$0.01 per share and 409,087,000 Class B ordinary shares, par value US$0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐ Large accelerated filer	☐ Accelerated filer	☑ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☑ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standard Boards	☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	our projected revenues, earnings, profits and other estimated financial information;
•	expected changes in our margins and certain costs or expenditures;
•	expected continued acceptance of our new revenue model;
•	our plans to expand and diversify the sources of our revenues;
•	expected changes in the respective shares of our revenues from particular sources;
•	our plans for staffing, research and development and regional focus;

•
the projected economic lifespan of our current games, and our plans to launch games and to develop new games in-house or license additional games from third parties, including the timing of any such launches, development or licenses;

•	our plans for strategic partnerships with other businesses;

•	our acquisition strategy, and our ability to successfully integrate past or future acquisitions with our existing operations;
•	competition in the PRC online game industry;
•	the outcome of ongoing, or any future, litigation or arbitration;
•	the outcome of our annual PFIC evaluation;

•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;

•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and

•	PRC governmental policies relating to media and the Internet and Internet content providers and to the provision of advertising over the Internet.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors” section of Item 3 and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.
CERTAIN CONVENTIONS
Except where the context otherwise requires and for purposes of this annual report only:
• “our PRC companies” refers to our PRC subsidiaries and our PRC operating companies;
• “our PRC operating companies” refers to the Shulong entities, Chengdu Aurora, Chengdu Simo, Tianjin Youji and Chengdu Youji;

• “our PRC subsidiaries” refers to Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, and Lansha Information Technology (Shanghai) Co., Ltd., or Lansha;
• “reorganization” refers to Shanda Interactive’s reorganization effective July 1, 2008, pursuant to which Shanda Interactive transferred substantially all of its assets and liabilities related to the online game business to us, as more fully described in Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Agreements with Shanda Interactive”;
• “Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company and our indirect controlling shareholder, whose ADSs are listed on the NASDAQ Global Select Market under the symbol “SNDA”, and, unless the context requires otherwise, its subsidiaries and variable interest entities, or VIEs, but excludes Shanda Games and its subsidiaries and VIEs;
• “Shanda Group” refers to Shanda Interactive and its subsidiaries and VIEs and, unless the context requires otherwise, includes Shanda Games and its subsidiaries and VIEs;
• “Shanda Online” refers to Shanda Investment Holdings Limited, a Cayman Islands company wholly-owned by Shanda Interactive, and, unless the context requires otherwise, its subsidiaries, including Shanda Computer (Shanghai) Co., Ltd., or Shanda Computer, and, in the context of describing its operations, also includes its VIEs, including Shanghai Shanda Networking Co., Ltd., or Shanda Networking, Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda, and Shanghai Shengfutong Electronic Business Co., Ltd., or Shengfutong;
• “Shulong entities” refers to Shanghai Shulong Technology Development Co., Ltd., or Shanghai Shulong, and its wholly-owned subsidiaries, Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, and Nanjing Shulong Computer Technology Co., Ltd., or Nanjing Shulong; and
• “we”, “us”, “our company” and “our” refer to Shanda Games, and, unless the context requires otherwise, its wholly-owned subsidiaries, including Shanda Games Holdings (HK) Limited, or Shanda Games (HK), Shanda Games International (Pte) Ltd., a Singapore company, Shanda Games Korean Investment Limited, a British Virgin Islands company, and our PRC subsidiaries and its majority-owned subsidiary, Actoz Soft Co., Ltd., a Korean company publicly listed on the Korea Exchange, or Actoz, and in the context of describing our operations, also include the Shulong entities, and Chengdu Aurora Technology Development Co., Ltd., or Chengdu Aurora, Chengdu Simo Technology Co., Ltd., or Chengdu Simo, Tianjin Youji Technology Co., Ltd., or Tianjin Youji, and Chengdu Youji Technology Co., Ltd., or Chengdu Youji, each of which is a PRC company wholly-owned by Shanghai Shulong; when required by the context, references to “we”, “us”, “our company” and “our” include the online game business Shanda Interactive operated through its various subsidiaries and VIEs from January 1, 2007 to June 30, 2008.
Unless otherwise noted, this annual report contains translations of Renminbi, or RMB, amounts into U.S. dollars at a rate of RMB6.8259 to US$1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009, solely for the convenience of the reader. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.
References in this annual report to the operations of our business, financial condition and results of operations with respect to the period from January 1, 2007 to June 30, 2008 are to Shanda Interactive’s online game business operations as conducted by Shanda Interactive’s subsidiaries and VIEs. References in this annual report to the operations of our business, financial condition and results of operations with respect to the period from July 1, 2008 to December 31, 2009 are to our operations as a standalone company subsequent to the reorganization. Since July 1, 2007, the results of operations of Actoz have been consolidated into our results of operations.

PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not Applicable
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable
Item 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA

	For the Year Ended December 31,
	2007	2008	2009
	(in millions)
	RMB	RMB	RMB	US$(1)
Consolidated Statements of Operation and Comprehensive Income Data:
Net revenues:
MMORPG revenues	2,016.1	2,987.8	4,476.7	655.8
Advanced casual game revenues	280.4	358.9	310.4	45.5
Other revenues	26.3	30.1	19.6	2.9

Total net revenues	2,322.8	3,376.8	4,806.7	704.2

Cost of revenues:
Third parties	(492.0)	(768.3)	(1,049.3)	(153.8)
Related parties	(769.1)	(721.1)	(884.2)	(129.5)

Total cost of revenues	(1,261.1)	(1,489.4)	(1,933.5)	(283.3)

Gross profit	1,061.7	1,887.4	2,873.2	420.9

Operating expenses:
Product development	(136.4)	(238.8)	(339.8)	(49.8)
Sales and marketing
Third parties	(125.4)	(124.4)	(206.7)	(30.3)
Related parties	—	(80.1)	(226.2)	(33.1)
General and administrative	(175.2)	(287.2)	(366.1)	(53.6)

Total operating expenses	(437.0)	(730.5)	(1,138.8)	(166.8)

Income from operations	624.7	1,156.9	1,734.4	254.1
Interest income	26.3	33.4	26.3	3.9
Investment income	—	—	0.2	*
Other income, net	28.7	6.1	169.4	24.8

Income before income tax expenses, equity in earnings (loss) of affiliated companies	679.7	1,196.4	1,930.3	282.8
Income tax expenses	(67.1)	(249.9)	(428.7)	(62.8)
Equity in earnings (loss) of affiliated companies	(13.6)	0.9	(30.0)	(4.4)

Net income	599.0	947.4	1,471.6	215.6
Less: Net income attributable to non-controlling interests	(7.1)	(11.9)	(18.6)	(2.7)

Net income attributable to Shanda Games Limited	591.9	935.5	1,453.0	212.9

*	Less than 0.1

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$(1)
Earnings per share data:
Earnings per share, basic	1.08	1.70	2.61	0.38
Earnings per share, diluted	1.08	1.70	2.60	0.38
Earnings per ADS, basic(2)	2.16	3.40	5.22	0.76
Earnings per ADS, diluted(2)	2.16	3.40	5.20	0.76

	As of December 31,
	2007	2008	2009
	(in millions)
	RMB	RMB	RMB	US$(1)
Consolidated Balance Sheets Data:
Total current assets	904.4	1,582.7	3,297.3	483.1
Total assets	1,857.3	2,444.1	4,327.4	634.0
Total current liabilities	606.9	1,178.0	1,261.0	184.7
Total liabilities	640.9	1,208.2	1,301.9	190.7
Total Shanda Games Limited shareholders’ equity	1,001.2	1,097.0	2,819.6	413.1
Non-controlling interests	215.2	138.9	205.9	30.2
Total equity	1,216.4	1,235.9	3,025.5	443.3
Total liabilities and equity	1,857.3	2,444.1	4,327.4	634.0

(1)
Translations of RMB into U.S. dollars were made at a rate of RMB 6.8259 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reverse Bank of New York on December 31, 2009.

(2)	Each ADS represents two Class A ordinary shares.
EXCHANGE RATE INFORMATION
Solely for the convenience of the reader, unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.
The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
				Period
	Average(1)	Low	High	End
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8176	6.8470	6.8259
October 2009	6.8267	6.8248	6.8292	6.8264
November 2009	6.8271	6.8255	6.8300	6.8265
December 2009	6.8275	6.8244	6.8299	6.8259
2010
January 2010	6.8269	6.8258	6.8295	6.8268
February 2010	6.8285	6.8258	6.8330	6.8258
March 2010	6.8262	6.8254	6.8270	6.8258
April 2010 (through April 23)	6.8256	6.8275	6.8229	6.8270

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
On April 23, 2010, the noon buying rate was RMB6.8270 to US$1.00.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable

D. RISK FACTORS
Risks Relating to Our Business and Our Industry
If we are unable to successfully develop and source new online games, our business prospects, financial condition and results of operations would be materially and adversely affected.
To remain competitive, we must continue to develop and source new online games that appeal to game players. We develop and source new online games through our multi-channel strategy, including in-house development, licensing, investments and acquisitions, co-development and co-operation. However, we cannot assure you that we will be successful in executing such strategy. If we fail to do so, our business, financial condition, results of operations and business prospects would be materially and adversely affected. The following summarizes risks relating to our multi-channel strategy.
•	In-house development of new online games and introduction of expansion packs for our existing online games
We must continue to successfully develop new online games in-house to expand our game portfolio and introduce updates and expansion packs, which are more substantial enhancements than updates, for our existing games to extend the commercial lifespan of our existing games.
Our ability to develop successful new online games in-house will largely depend on our ability to (i) anticipate and effectively respond to changing game player interests and preferences and technological advances in a timely manner, (ii) attract, retain and motivate talented online game development personnel and (iii) execute effectively our online game development plans. In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to produce updates and expansion packs.
Our ability to introduce successful updates and expansion packs for our existing online games will also depend on our ability to collect and analyze user behavior data and feedback from the player community in a timely manner and to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our virtual items. We cannot assure you that we will be able to collect and analyze game player behavior data on a timely basis or that such data will accurately reflect game player behavior.
•	Maintaining good relationships with our licensors, extending licenses for our existing licensed online games and licensing new online games
We license many of our online games, including some of our most popular games, from third parties. In 2008 and 2009, we derived approximately 65.7% and 69.1% of our net revenues, respectively, from online games that were licensed from third parties. We must maintain good relations with our licensors to ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors. Finally, our licenses may be terminated upon the occurrence of certain events, such as a material breach by us. Only some of our license agreements allow us to automatically extend the term of the license without renegotiating with the licensors. We may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new royalty terms that are unacceptable to us. Our ability to continue to license our online games and to maintain good relationship with our licensors also affect our ability to license new games developed by the same licensors.
•	Investments in and acquisitions of other businesses that we believe may benefit our business
We intend to continue to invest in or acquire other businesses that complement our business or games that we believe may benefit us in terms of game player base or game portfolio. For example, in 2010, we acquired Goldcool Holdings Limited, or Goldcool, which is a Shanghai-based online game developer and operator, and Mochi Media, Inc., or Mochi Media, which operates a leading platform for distributing and monetizing browser-based games worldwide. However, our ability to grow through investments and acquisitions will depend on the availability of suitable candidates at an acceptable cost and our ability to consummate such transactions on commercially reasonable terms, as well as our ability to obtain any required governmental approvals. The identification and completion of these transactions may also require us to expend significant management and other resources. Moreover, the benefits of an investment or acquisition may take considerable time to materialize, and we cannot assure you that any particular transaction will achieve the intended benefits. Future acquisitions could also expose us to potential risks, including those associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of the acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.
•	Sourcing of new online games through co-development and co-operation
We co-develop online games with international game developers. We also co-operate certain games in China under nonexclusive licenses granted by third-party Chinese developers who also operate those same games on their own platform. We must maintain good relations with our co-developers and co-operators to ensure the continued smooth development or operation of our co-developed and co-operated games. We may incur significant cost overrun in game product development in our co-development arrangements. In addition, our newly co-developed games may not be well received by our game players. Our ability to co-develop and co-operate successful online games also depends on the availability of co-development and co-operation partner candidates.

We depend substantially on two massively multi-player online role-playing games, or MMORPGs, which accounted for approximately 75.9% and 78.2% of our net revenues in 2008 and 2009, respectively, and have finite commercial lifespans.
Two of our MMORPGs, namely Mir II and Woool, including their sequels, contributed approximately 55.3% and 20.6% of our net revenues, respectively, in 2008 and 56.4% and 21.8% of our net revenues, respectively, in 2009. We expect to continue to derive a substantial majority of our net revenues from Mir II and Woool in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II or Woool, including:
•	any reduction in purchases of virtual items by Mir II or Woool players;
•	a decrease in the popularity of either game in China due to increased competition or other factors;
•	failure to improve, update or enhance Mir II or Woool in a timely manner; or
•	any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to Mir II or Woool.
For example, we introduced an expansion pack in Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, we expect that our net revenues in the first quarter of 2010 will decrease by approximately 10-15% quarter-over-quarter. See also “Risks Relating to Our ADSs — The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.” While we have introduced an additional expansion pack which we believe will help reverse the decline in revenues generated from Mir II, we cannot assure you that this expansion pack will in fact achieve this desired goal.
As with other online games, Mir II and Woool have finite commercial lifespans. We believe that Mir II and Woool, which we launched in 2001 and 2003, respectively, are in the more mature stages of their commercial lifespan. While we were able to reverse the decreasing trend in revenues from these two games with the adoption of our item-based revenue model in November 2005 and have since been able to continue to increase our revenues from both games, we cannot assure you that revenues from these games will not decline in the future as a result of the games reaching the end of their commercial lifespan. We may also be able to extend the commercial lifespan of Mir II and Woool by enhancing, expanding and upgrading Mir II and Woool to include new features that appeal to existing players and attract new players. If we are not able to extend the commercial lifespan of Mir II and Woool, our business prospects, financial condition and results of operations may be materially and adversely affected.
Our new games, such as AION, may not be commercially successful, and we may fail to launch new games according to our timetable, or at all.
In order to remain competitive, we must introduce new online games that are attractive to our game players and can generate additional revenues and diversify our revenue sources. We cannot assure you that we will launch all of the games that we have announced we expect to launch or that these games, if launched, will be commercially successful, and you should not use the success of our existing games as an indication of the future commercial success of any of the online games in our pipeline. Although we have launched several new online games in the past three years, none of these games individually has been able to contribute 10% or more of our net revenues annually. There are many factors that could adversely affect the popularity of our new games, and if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game sourcing or development costs, which can be significant. For example, in April 2009, we launched AION, an MMORPG that we licensed from NCSoft Corporation, a leading South Korean game developer, operator and publisher. While the launch of AION has generated significant market attention, we cannot assure you that AION will be commercially successful or meet market expectations. The failure of new games such as AION to become commercially successful could adversely affect market confidence in our future growth prospects and result in a drop in the market price of our ADSs.
The timing of the launch of our pipeline games is also critical to our business. We also cannot assure you that we will be able to launch these games based on our current timetable or at all. A number of factors, including technical difficulties, insufficient game development personnel, a lack of marketing or other resources or acceptance of or interest in the new games among game players during the testing phase and adverse developments in our relationship with the licensors of our new licensed games, could result in delays in launching or prevent us from launching our new games or at all. If we fail to launch new games according to our timetable or at all, we may disappoint the game player base, fail to meet the targets for our anticipated financial and operating results or lose our market leadership position to our competitors, any of which may have a material adverse effect on our business, financial condition and results of operations.

Our new games may attract game players away from our existing games, which may have a material adverse effect on our business, financial condition and results of operations.
Our new online games may attract game players away from our existing games and shrink our existing games’ player base, which could in turn make those existing games less attractive to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.
Changes or adjustments we make to our existing or new games may not be well received by our game players.
As we develop new online games or introduce updates and expansion packs to our existing games, we closely monitor our game players’ tastes and preferences and may introduce or change certain game features or game play styles to make our games more attractive. We cannot assure you that these changes or adjustments will be well received by our game players, who may decide not to play the new game or cease playing the existing game. For example, we introduced an expansion pack in Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. As a result, any changes or adjustments we make to existing or new games may adversely impact our revenues and business prospects.
There are risks that the revenue models we adopt for our online games may not be suitable.
We currently operate substantially all of our online games using the item-based revenue model and have generated, and expect to continue to generate, a substantial majority of our revenues using this revenue model. Although we have adopted the item-based revenue model for substantially all of our online games, it may not be the best revenue model for our games. The item-based revenue model requires us to develop or license online games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our game player base into paying users. In addition, the item-based revenue model may cause additional concerns from PRC regulators who have been implementing regulations designed to reduce the amount of time that the Chinese youth spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our online games if we believe the existing revenue models are not optimal. We cannot assure you that the revenue model that we have adopted for any of our online games will continue to be suitable for that game, or that we will not in the future need to switch our revenue model or introduce new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our online games.
Our business could suffer if we do not successfully manage our current growth and potential future growth.
To execute our growth strategies, we anticipate that we will need to manage and supervise our current game portfolio, as well as develop and source additional games. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our game licensors, co-developers, co-operators, game players and third-party service providers. In addition, we need to implement various new or upgraded operational and financial systems, procedures and controls and to improve our accounting and other internal management systems, all of which will require substantial management efforts and financial resources and may divert our management’s attention from running our business or otherwise harm our operations. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies or manage our growth, and any failure to do so may limit our future growth and hamper our business strategy.
There are risks associated with our pursuit of growth through acquisitions and strategic investments.
In recent years we have pursued, and in the future we may continue to pursue, growth through acquisitions and strategic investments. In general, these acquired or invested companies either own intellectual property rights relating to online games or operate a network for the distribution of our online games. For example, between 2005 and 2007, Shanda Interactive completed a series of purchases in privately negotiated transactions and open market purchases, pursuant to which Shanda Interactive acquired a majority stake of the outstanding shares of Actoz, the co-owner of the intellectual property rights to Mir II. In addition, we acquired in 2007 Chengdu Aurora, which owns the intellectual property rights to Fungyun Online, in 2009 Chengdu Simo, which owns the intellectual property rights to Luvinia Online and in 2010 Goldcool, which owns the intellectual property rights to numerous MMORPGs, including Hades Realm, Zodiac Tales, and Dukes and Lords, and Mochi Media.

We may, however, fail to realize the synergies contemplated at the time of executing these transactions, which could negatively impact our financial condition and results of operations. While we have integrated the business of many of the acquired companies into our business, some of the businesses operated by these acquired companies, such as Mochi Media’s distribution and monetization platform for browser-based games worldwide, may require a significant amount of capital investment in the future, which would decrease the amount of cash available for working capital or capital expenditures. Our acquisition of these companies entails a number of other risks that could materially and adversely affect our business and results of operations, including difficulties integrating the acquired company’s personnel, operations, technologies or products into our existing business, the need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, the diversion of management resources from other strategic and operational issues, the inability to retain the key employees of the acquired companies, and the potential write-offs of acquired assets and goodwill, as well as potential expenses related to the amortization of intangible assets. See also “Risks Relating to Our Business and Our Industry — We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.” If we are unable to generate significant amounts of revenue from the acquired online games or Mochi’s distribution platform in the near future, we may suffer financial losses as a result of the acquired company’s on-going operating expenses, expenses related to the amortization of intangible assets from the acquisition, and additional share-based compensation expenses related to the acquisition. Our failure to address the risks associated with our acquisition of these companies may have a material adverse effect on our financial condition and results of operations.
We face risks associated with the licensing of our games internationally, and if we are unable to effectively manage these risks, our ability to expand our business internationally could be impaired.
As of March 31, 2010, we licensed 15 online games to game operators in a number of countries or regions. We plan to further license our existing and new games in more countries and regions.
Licensing our games in the international markets exposes us to a number of risks, including:
•	identifying and maintaining good relations with game operators who are knowledgeable in, and can effectively distribute and operate our games in, international markets;
•	negotiating licensing agreements with game operators on terms that are commercially acceptable to us and enforcing the provisions of those agreements;
•	developing games, updates and expansion packs catering to overseas markets and renewing our license agreements with game operators upon expiration;
•	maintaining the reputation of our company and our games, given that our games are operated by game operators in the international markets with different standards;
•	protecting our intellectual property rights overseas and managing the related costs;
•	auditing the royalties we are entitled to receive;
•
complying with the different commercial and legal requirements of the international markets in which our games are offered, such as game import regulatory procedures, taxes and other restrictions and expenses; and

•	managing our foreign currency risks.
In addition, our plan to continue to license our games in international markets may also be adversely affected by public opinion or government policies in markets in which we license our games. For example, South Korea requires online game operators, such as Actoz, to obtain ratings classifications for online games and implement procedures to restrict minors from accessing online games. More recently, the Ministry of Culture, Sports and Tourism in South Korea has enacted rules which require certain online game operators to automatically log off underage users of certain online games and to slow down the Internet speed for underage users who have been logged on continuously for too many hours. If we are not able to license our games internationally as planned, our business, financial conditions and results of operations would be materially and adversely affected.

We or our licensors, co-developers, co-operators or investees may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, co-developers, co-operators or investees, may materially disrupt our business.
We cannot be certain that in-house developed, licensed, co-developed or co-operated online games or other content posted on our website do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. As of March 31, 2010, 12 of the games we operated were developed in-house, 11 were licensed from third parties, eight were invested in or acquired from third parties, one was co-developed with a third party, and two were co-operated with a third party. We or any of our licensors, co-developers, co-operators or online game developers and operators in which we have invested through 18 Capital may be perceived or alleged to infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties and become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others. For example, in 2003, Actoz and Wemade Entertainment Co., Ltd. filed a lawsuit against Shanda Interactive in the Beijing First Intermediate People’s Court alleging copyright infringement and unfair competition claims with respect to Woool. These claims were settled in February 2007.
If we, our licensors, co-developers, co-operators or online game developers and operators in which we have invested through 18 Capital are found to have violated the intellectual property rights of others, we may be subject to monetary damages and be enjoined from using such intellectual property, or we may incur new or additional licensing costs if we wish to continue using the infringing content, be forced to develop or license alternatives or be forced to stop operating a game, any of which may materially and adversely affect our business and results of operations. In addition, we may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit.
Some of our employees were previously employed at other companies, including some of our current and potential competitors. To the extent these employees or any employees we may hire in the future are involved in research that is similar to the research that they performed at their former employers, our competitors may file lawsuits or initiate proceedings against us alleging that these employees violated the intellectual property rights, such as trade secret rights, of their former employers. Although we are not aware of any pending or threatened claims alleging these types of violations of intellectual property rights, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could be costly and divert financial and management resources.
Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
We regard our copyrights, trademarks, service marks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may adversely affect our business and reputation.
We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, licensors, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, third parties may obtain and use intellectual property that we own or license without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.
For instance, pirate game servers illegally operate unauthorized copies of our online games and enable players to play those games without purchasing prepaid cards for our online games. Despite our efforts to shut down pirate game servers, we believe that a significant number of pirate game servers continue to operate unauthorized copies of our online games. If pirate game servers continue to operate any of our online games, our business, financial condition and results of operations may be materially and adversely affected.
The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in the PRC are uncertain and do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in the United States and other developed countries. Policing unauthorized use of intellectual properties is difficult and expensive. Any steps we have taken to prevent the misappropriation of our intellectual properties may be inadequate. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.
Our business may be materially harmed if our online games are not featured prominently in a sufficient number of Internet cafes in China.
A substantial number of game players access our games through Internet cafes in China. Due to limited hardware capacity, Internet cafes generally feature a limited number of games on their computers. We thus compete with a growing number of online game operators to have our online games featured on these computers. This competition has intensified in China due to a nationwide suspension of approval for the establishment of new Internet cafes in 2007. See “— Risks Relating to Regulation of Our Business and to Our Structure — The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.” If we fail to feature our games prominently and sufficiently in Internet cafes in China or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

We depend on certain VIEs of Shanda Online to provide services that are critical to our business. The termination of either or both of these service agreements or any failure of or significant quality deterioration in these services could have a material adverse effect on our business, financial condition and results of operations.
We have engaged certain VIEs of Shanda Online to provide certain services that are critical to our business. Pursuant to the Amended and Restated Cooperation Agreement between Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, we have engaged Shanda Networking to provide certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services for a period of five years commencing July 1, 2008. Pursuant to the Amended and Restated Sales Agency Agreement between Shengfutong and the Shulong entities, we have engaged Shengfutong for a period of five years commencing July 1, 2008 as the sales agent for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games. Under the terms of these agreements, we are not permitted to engage any other party to provide such services to us, while Shanda Networking and Shengfutong are permitted to provide such services to other parties.
Since we do not control Shanda Networking and Shengfutong, and because we depend on Shanda Networking and Shengfutong for the provision of services that are critical to the operation of our online game business, we face certain risks with respect to our arrangements with such entities. If Shanda Networking or Shengfutong breaches its respective obligations under the respective agreements, terminates these agreements, or refuses to renew these agreements on terms acceptable to us or at all, we may not be able to find a suitable alternative service provider or be able to establish our own integrated service platform or distribution network in a timely manner. Similarly, if we breach the terms of the agreements, Shanda Networking or Shengfutong could terminate these agreements and halt services that are critical to our online game business. Termination of either or both of these agreements could have a material adverse effect on our business, financial condition and results of operations.
Any failure of or significant quality deterioration in Shanda Networking’s integrated service platform could materially and adversely affect our business. For example, we rely on Shanda Networking’s customer service representatives as the first point of contact to serve our game players. Shanda Networking handles customer requests such as providing account settlement-related services, retrieving forgotten passwords and recovering lost user accounts, and liaises with our game management team if the inquiries involve game-related technical problems, such as recovering virtual items and in-game characters. We also rely on Shanda Networking to provide user authentication services for our game players who access our games through Shanda Networking’s integrated service platform. If Shanda Networking fails to address customer service requests properly and in a timely manner, our game players may be unable to access our games or attribute any unpleasant experience with Shanda Networking’s customer service to us, which could harm our reputation. As a result, we may fail to retain existing and attract new game players and our business, financial condition and results of operations could be materially and adversely affected.
Furthermore, we rely on Shengfutong to provide prepaid card distribution services. Shengfutong relies heavily on a distribution network composed of third-party distributors for its sales to game players. As Shengfutong does not enter into long-term agreements with any of its distributors, there can be no assurance that Shengfutong will be able to continue to maintain favorable relationships with them. If Shengfutong fails to maintain a stable and efficient distribution network or if there is any failure of or significant quality deterioration in Shengfutong’s distribution services, our game players may be unable to purchase prepaid cards for our games, and as a result, we may fail to retain existing and attract new game players, and our business, financial condition and results of operations could be materially and adversely affected.
Shanda Networking provides integrated platform services to some of our competitors, which may have a material adverse effect on our business.
Shanda Networking provides integrated platform services to other online game companies that compete with us, including Kingsoft Corporation Limited, or Kingsoft, LineKong Entertainment Technology Co., Ltd. and Shanghai Storm Information Technology, Co., Ltd., or Shanghai Storm, and may enter into additional similar commercial relationships with other online game companies. These commercial relationships may strengthen these online game companies’ market share and enable them to achieve market acceptance of their game and services, which may have a material adverse effect on our business. In particular, the online games that our competitors offer through Shanda Networking’s integrated service platform may attract away players of our games and shrink our games’ player base, which could in turn make our games less attractive to other players. Furthermore, if our current game players spend money to play or purchase virtual items in our competitors’ games offered through Shanda Networking’s integrated service platform that would otherwise have been spent on our games, our business, financial conditions and results of operations could be materially and adversely affected.

We could be liable for any failure, service interruption or security breach of Shanda Networking’s online payment platform, and the reduction in sales made through those channels may have a material adverse impact on our revenues.
Currently, we rely on the online payment system on Shanda Networking’s integrated service platform for all of our direct sales of our virtual prepaid cards to our game players. Secured transmission of confidential information, such as game players’ credit card numbers and expiration dates, personal information and billing addresses over public networks, is essential to maintaining consumer confidence in such payment channels and to allowing us to collect payments on a timely basis. We expect that an increasing amount of the direct sales of prepaid cards will be conducted over the Internet as a result of the growing use of online payment systems. As a result, associated online crime will likely increase as well and we cannot assure you that Shanda Networking’s current security measures and those of the third parties with whom Shanda Networking transacts business are adequate. Security breaches of these online payment systems could result in non-collection of payments, expose us to litigation and possible liability for failing to protect confidential game player information and could harm our reputation and our ability to retain existing and attract new game players and to encourage the consumption of our online games by game players.
We face the risks of uncertainties in the growth of the online game industry and market acceptance of our online games.
The growth of this industry and the level of demand and market acceptance of our online games are subject to a high degree of uncertainty. Our results of operations will depend on factors beyond our control, including:
•	the growth rate in the number of users of personal computers, Internet and broadband in China and other markets in which our online games are offered;
•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;
•	changes in consumer demographics, tastes or preferences;
•	the popularity and price of new online games and virtual items that we and our competitors launch and distribute;
•	our ability to timely upgrade and improve our existing games to extend their commercial lifespan and to maintain or expand their market share in the online game industry;
•
the availability and popularity of other forms of entertainment, particularly console system games such as those made by Microsoft, Nintendo and Sony, which are already popular in many other countries and may gain popularity in China and other countries or regions in which we market our online games; and

•	general economic conditions, particularly economic conditions that impact the level of discretionary consumer spending.
Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Although MMORPGs are currently popular in China, there is no assurance that they will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs that we operate, would adversely affect our business prospects and results of operations. We must be able to track and respond to these changes in game players’ preferences in a timely and effective manner. Furthermore, given that the item-based revenue model relies on in-game purchases, we must be able to track and respond quickly to changes in game preferences and consumer spending trends.
We may not be able to adapt to the rapidly evolving online game industry in China.
China’s online game industry is evolving rapidly. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to maintain and strengthen our leadership in the industry. However, we cannot assure you that we will be able to do so successfully, which may have a material adverse effect on our business, financial condition and results of operations.
We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.
The online game industry in China is highly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced to China. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft, KongZhong Corporation, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited, and The9 Limited, as well as international game developers, such as Activision Blizzard, Inc., Electronic Arts Inc., NCSoft Corporation, Nexon Corporation, NHN Corp. and Webzen, Inc., are our current or potential future competitors. As the online game industry in China is constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken our brand name and achieve greater market acceptance than ours. In addition, even if we are successful in launching new online games, competitors may launch similar online games which compete for potential game players. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with larger, more established and better financed companies and therefore, obtain significantly greater financial, marketing and game licensing and development resources than us. In addition, increased competition in the online game industry in China could make it difficult for us to retain existing players and attract new players. Moreover, we may face competition from console systems that have achieved significant success in markets other than China but have yet to be permitted to be sold legally in China due to regulatory and other reasons. If these console systems, many of which are strengthening their online game features, are permitted to be sold in China, we may face additional competition. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.
We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.
Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Qunzhao Tan, our chairman and chief executive officer, as well as the co-founder of our business, Mr. Tianqiao Chen, our director, the chairman of Shanda Interactive and the co-founder of our business, Mr. Hai Ling, our president, Mr. Richard Wei, our chief financial officer, Mr. Xiangdong Zhang, our chief producer and Mr. Jisheng Zhu, our chief technology officer and acting chief operating officer. We also rely on a number of key technology officers and staff for the development and operation of our online games. In addition, as we expect to focus increasingly on the development of our own online games, we will need to continue attracting and retaining skilled and experienced online game development personnel to maintain our competitiveness.
If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, suppliers and key professionals and staff. All of our employees, including each of our executive officers and key employees, have entered into an employment agreement with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as those in countries such as the United States. Thus, if we are required to enforce our rights under the non-compete provisions, we cannot assure you that a PRC court would enforce such provisions. Furthermore, since the demand and competition for talent is intense in our industry, particularly for online game development personnel and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. We cannot assure you that we will be able to attract or retain the key personnel that we will need to implement our strategies and achieve our business objectives.
The global financial and economic crisis, particularly the slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition.
The global financial markets have experienced significant disruptions recently, and most of the world’s major economies entered into recession. The Chinese economy has also slowed down significantly since the second half of 2008 and this trend may continue in 2010 and beyond. Since we currently derive substantially all of our revenues from game players in China, any prolonged slowdown in the Chinese economy may have an adverse effect on our business, operating results and financial condition if our game players reduce the amount they spend on our online games. In addition, our plan to expand our business internationally may be adversely affected by an economic downturn in the countries or regions where we license or intend to license our online games. The occurrence of any of the foregoing would adversely affect our business, financial conditions and results of operations.

If we fail to anticipate or successfully implement new technologies, our games may become obsolete or uncompetitive, and our business prospects and results of operations could be materially and adversely affected.
The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. We also need to invest significant financial resources in product development to keep pace with technological advances. However, development activities are inherently uncertain, and our significant expenditures on technologies may not generate corresponding benefits. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received by our game players. In addition, we may incur significant cost overrun in product development, which would materially and adversely affect our business prospects and results of operations.
Errors or defects in our online games and the proliferation of cheating programs could materially and adversely affect our business prospects and results of operations.
Our online games may contain errors or other defects. In addition, parties unrelated to us have developed, and may continue to develop, Internet cheating programs that enable game players to obtain unfair advantages over other game players who do not use such programs. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of errors or defects in our online games or our failure to discover and disable cheating programs affecting the fairness of our game environment could disrupt our operations, damage our reputation and discourage our game players from playing our games. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.
Network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business prospects and results of operations.
Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure, including as a result of natural disasters such as earthquakes and floods, may cause significant harm to our reputation and our ability to retain existing and attract new game players. We maintain a distributed server network architecture with third-party service providers hosting servers in more than one hundred cities throughout China. We do not maintain full backup for our server network hardware.
Major risks involved in such network infrastructure include:
•
any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware; and

•
any disruption or failure in the national backbone network, which would prevent our players outside Shanghai from logging on to any of our games, or playing games for which the servers are all located in Shanghai.

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our games or deterioration in the quality of access to our games could reduce our game players’ satisfaction. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.
The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players in the future, depend upon the performance and reliability of the Internet infrastructure and fixed line and wireless telecommunications networks in China.
Although there are private sector Internet service providers in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines and wireless telecommunication networks. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet and may not support the demand necessary for the continued growth in Internet usage. Although the PRC government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we have no access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure, which could have a material adverse effect on our business, financial condition and results of operations.

The limited use of personal computers in China and the relatively high cost of Internet access may limit the development of the Internet in China and thus impede our growth.
Although the use of personal computers in China has increased in recent years, the penetration rate of personal computers in China is still much lower than that in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the greater availability of broadband Internet access, the cost of personal Internet access, in contrast with Internet access through Internet cafes, remains relatively high in comparison to the average per capita income in China. These factors may limit the growth of our business. Furthermore, any Internet access or other telecommunications fee increase could reduce the number of game players who play our online games.
We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.
We acquire or invest in companies whose businesses supplement our business and license online games from third parties. We record acquisition goodwill, investments in affiliate companies and acquired intangible assets on our balance sheet in connection with such acquisitions, investments and licensing arrangements, respectively. We are required to review our acquisition goodwill for impairment at least annually and review our investments in affiliate companies and acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and a slow down in our industry, which may result from the recent global economic slowdown. If the carrying value of our acquisition goodwill, investments in affiliate companies or acquired intangible assets were determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill, investments in affiliate companies or acquired intangible assets is determined to be impaired, which would adversely affect our results of operations.
We have limited business insurance coverage in China.
China’s insurance industry is still at an early stage of development. In particular, PRC insurance companies do not offer many business insurance products available in other countries. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might cause us to incur substantial costs and the diversion of resources.
If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and as a result investor confidence and the market price of our ADSs may be adversely affected.
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2010. When we were a business unit of Shanda Interactive, we were required to maintain an effective internal control over financial reporting as part of Shanda Interactive’s compliance with Section 404 of the Sarbanes-Oxley Act. However, in light of our new status as a public company, our management will have to evaluate our internal control system independently with new thresholds of materiality and to implement necessary changes to account for that status. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report on the effectiveness of our internal control over financial reporting if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. During the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We also anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.
If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and important to help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis and result in the loss of investor confidence in the reliability of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, could be materially and adversely affected.

You may not be able to rely on our quarterly operating results as an indication of our future performance because our quarterly operating results may be subject to significant fluctuations.
We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including, but not limited to:
•	our ability to retain existing users, attract new game players at a steady rate and maintain user satisfaction;
•	the announcement or introduction of new games or updates or expansion packs to existing games by us or our competitors;
•	the range, number and pricing of virtual items available for sale;
•	technical difficulties, system downtime or Internet failures;
•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;
•	the adoption of new, or changes to existing, governmental regulations;
•	seasonality effect during holidays in the second quarter and the fourth quarter, when generally, fewer game players play our games;
•	a shortfall in our revenues relative to our forecasts and a decline in our operating results;
•	the introduction and nationwide roll-out of the third-generation wireless telecommunication network in China; and
•	economic conditions in general and specific to the online game industry and to China.
For example, on March 1, 2010, we announced that we expected our net revenues in the first quarter of 2010 to decrease by 10-15% quarter-over-quarter, primarily as a result of the introduction of an expansion pack in Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. On that day, the market price of our ADSs decreased by approximately 18%, and on the following night, further decreased by approximately 6%. While we have introduced an additional expansion pack which we believe will help reverse the decline in our revenues generated from Mir II, we cannot assure you that this expansion pack will in fact achieve this desired goal. If this expansion pack does not achieve this desired goal, the price of our ADSs could decline even further.
As a result, you should not rely on the year to year comparisons of our operating results or our quarterly operational metrics such as active paying accounts and monthly average revenues per active paying account, in this annual report as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.
Risks Relating to the Reorganization and Our Continued Relationship with Shanda Interactive
We have limited experience operating as a standalone company.
As a part of the reorganization, Shanda Interactive, our parent, transferred substantially all of its assets and liabilities relating to its online game business to us and we began to operate as a standalone company. Although we had operated as a business unit of Shanda Interactive prior to the reorganization, we have had limited experience in conducting our operations as a standalone company. As we adjust to operating as a standalone company, we may not be able to react as quickly as our competitors to changes in the industry and markets in which we compete. In addition, since we have become a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and investor relations, any of which may divert our management’s attention from running our business.
As we have limited experience in operating as a standalone company, we may need to acquire assets in addition to those contributed to us in connection with the reorganization. We may fail to acquire these assets that prove to be important to our operations or may not be able to integrate all of our assets.

Our financial information included in this annual report may not be representative of our results as a standalone company.
For the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared on a combined basis. We made numerous estimates, assumptions and allocations in our financial information because Shanda Interactive did not account for us, and we did not operate, as a standalone company for any period prior to July 1, 2008. Before Shanda Interactive transferred the assets and operations of its online game business to us effective July 1, 2008, the operations of our online game business had been carried out by Shanda Interactive.
For the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of the entities that were directly engaged in the online game business. With respect to operating expenses, an allocation of certain general corporate expenses of Shanda Interactive which are directly related to the online game business, such as corporate employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions including finance, legal, technology, investment and executive management, was also included. The allocation is based on a variety of factors depending upon the nature of the expenses being allocated, including the number of employees and historical revenue, as well as estimated time incurred by Shanda Interactive’s executives for the online game business.
Although our management believes that the assumptions underlying our consolidated financial statements for the periods prior to the reorganization and the above allocations are reasonable, our consolidated financial statements for the years ended December 31, 2007 and 2008 may not be reflective of our result of operations, financial position and cash flows had we been operated as a standalone company during those periods. Therefore, our historical financial information may not be a reliable indicator of what our results of operations, financial position and cash flows will be in the future.
We may not be able to continue to receive the same level of support from Shanda Interactive.
Our online game business has benefited significantly from Shanda Interactive’s brand name and strong market position in China. In addition, we have benefited from using Shanda Networking’s integrated service platform, which provides Shanda Interactive’s large number of registered game players with access to our online games, and Shengfutong’s prepaid card distribution services. Although we have entered into the Amended and Restated Non-Compete and Non-Solicitation Agreement, Amended and Restated Cooperation Agreement, Amended and Restated Sales Agency Agreement and other related agreements with Shanda Interactive, we cannot assure you that we will be able to continue to receive the same level of support from Shanda Interactive in the future.
Some of the terms of our agreements with Shanda Interactive and its affiliates may be less favorable to us than similar agreements negotiated between unaffiliated third parties.
The various agreements that we entered into with Shanda Interactive and its affiliates in connection with the reorganization when we were a wholly-owned subsidiary of Shanda Interactive may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. For example, pursuant to the Amended and Restated Cooperation Agreement and the Amended and Restated Sales Agency Agreement, we have engaged certain VIEs of Shanda Online to provide services that are critical to our business, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and distribution and data support services for a five-year period commencing July 1, 2008. While we believe we benefit from these agreements, such agreements were negotiated between a parent company and its wholly-owned subsidiary in connection with the reorganization and therefore may not reflect the terms that would have been reached by two unaffiliated parties negotiating at arm’s length. Moreover, pursuant to our Master Separation Agreement with Shanda Interactive, we agreed to indemnify Shanda Interactive for, among other things, liabilities arising from litigation and other contingencies related to our online game business and assumed these liabilities as part of the reorganization. The allocation of assets and liabilities between Shanda Interactive and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as Shanda Interactive continues to control us, we may not be able to bring a legal claim against Shanda Interactive in the event of a contractual breach, notwithstanding our contractual rights under the agreements described above and any other agreement we may enter into with Shanda Interactive from time to time.

The Amended and Restated Non-Compete and Non-Solicitation Agreement with Shanda Interactive, our parent, contains certain exceptions and may not be effective in preventing Shanda Interactive from engaging in certain transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business.
In connection with the reorganization, we entered into a Non-Compete and Non-Solicitation Agreement (which was amended and restated on September 10, 2009) with Shanda Interactive, our parent, pursuant to which Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to engage, and to cause each other member of the Shanda Group (other than Shanda Games) not to engage, directly or indirectly, in the online game business anywhere in the world. This agreement is subject to important exceptions, namely, (1) certain of Shanda Interactive’s subsidiaries may continue to engage in their current PC network and e-sports platform businesses, online interactive music community, and online chess and board game platform business, (2) Shanda Interactive may acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game business and (3) Shanda Interactive may operate virtual communities with certain online game features, provided that such features do not constitute the core business model of such community. In addition, the agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%. Because of the exceptions to the agreement described above, we cannot assure you that the Amended and Restated Non-Compete and Non-Solicitation Agreement will be effective in preventing Shanda Interactive from engaging in certain conduct or transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business. Even if there is no actual direct or indirect competition to our online game business, the perception by investors or securities analysts of possible competition from Shanda Interactive could adversely affect our business prospects and the price of our ADSs. Nor can we assure you that Shanda Interactive will not breach the Amended and Restated Non-Compete and Non-Solicitation Agreement. Although non-compete and non-solicitation agreements are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such agreements is not as well-developed as those in countries such as the United States. Thus, if we were required to enforce our rights under the Amended and Restated Non-Compete and Non-Solicitation Agreement, we cannot assure you that a PRC court would enforce such agreement. Even if such agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere. In addition, Shanda Interactive may not extend or renew the Amended and Restated Non-Compete and Non-Solicitation Agreement and may decide to compete with us upon expiration of the agreement.
Shanda Interactive will control the outcome of shareholder actions in our company.
Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Shanda Interactive held 409,087,000 Class B ordinary shares, or approximately 71.0% of the combined total outstanding ordinary shares (representing approximately 96.1% of the total voting rights) in our company as of December 31, 2009. Shanda Interactive’s shareholding, in particular the greater voting rights of the Class B ordinary shares it holds, gives it the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NASDAQ requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, Shanda Interactive could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.
As a result of Shanda Interactive’s ownership of Class B ordinary shares, Shanda Interactive’s voting power may cause transactions to occur that might not be beneficial to you as a holder of our ADSs and may prevent transactions that would be beneficial to you. For example, Shanda Interactive’s voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, Shanda Interactive may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event. In addition, Shanda Interactive is not prohibited from selling a controlling interest in us to a third party and may do so without your approval. If Shanda Interactive sells its controlling interest in us to a third party, is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise voting control over the Class B ordinary shares held by Shanda Interactive and may do so in a manner that could vary significantly from that of Shanda Interactive.
In addition, our director, Mr. Tianqiao Chen, owns a substantial equity interest in Shanda Interactive, serves as its chairman and chief executive officer and controls its corporate actions, and thereby controls the outcome of shareholder actions in our company indirectly through Shanda Interactive. Mr. Chen’s voting control could also cause transactions to occur that might not be beneficial to you as a holder of our ADSs and could prevent transactions that would be beneficial to you.

We may have conflicts of interest with Shanda Interactive. Because of Shanda Interactive’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.
Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:
•
Indemnification arrangements with Shanda Interactive. In connection with the reorganization, we have agreed to indemnify Shanda Interactive with respect to liabilities relating to our online game business, including operations of that business when it was a business unit of Shanda Interactive prior to the reorganization. These indemnification arrangements could result in our having interests that are adverse to those of Shanda Interactive, such as different interests with respect to settlement arrangements in the event of litigation.

•
Non-compete agreement with Shanda Interactive. Shanda Interactive has agreed not to compete with us in the online game business anywhere in the world for a five-year period commencing July 1, 2008, subject to certain exceptions that may present conflicts of interests. See “— Risks Relating to the Reorganization and Our Continued Relationship with Shanda Interactive — The Amended and Restated Non-Compete and Non-Solicitation Agreement with Shanda Interactive, our parent, contains certain exceptions and may not be effective in preventing Shanda Interactive from engaging in certain transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business.”

•
Employee recruitment and retention. Because both Shanda Interactive and we operate primarily in Shanghai and are engaged in the interactive entertainment business, we may compete with Shanda Interactive in the hiring of new employees, in particular with respect to those involved in interactive entertainment content development and operation. While the Amended and Restated Non-Compete and Non-Solicitation Agreement restricts Shanda Interactive from inducing any of our employees to terminate his or her employment with us, we cannot assure you that Shanda Interactive will not breach this agreement.

•
Our board members or executive officers may have conflicts of interest. Mr. Qunzhao Tan, our chairman and chief executive officer, currently also serves as a member of the board of directors of Shanda Interactive. In addition, Mr. Tianqiao Chen and Mr. Danian Chen, both of whom are our directors, currently also serve as Shanda Interactive’s chairman and chief executive officer, and chief operating officer and as a member of the board of directors of Shanda Interactive, respectively. A majority of our directors and executive officers also own shares and/or options to purchase shares in Shanda Interactive. Shanda Interactive may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

•
Transfer of assets. In connection with the reorganization, Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business to us. However, there may be assets (such as intellectual property rights) that are required for our business but were not part of the assets transferred to us pursuant to the Master Separation Agreement or otherwise have not been transferred to us. If Shanda Interactive refuses to transfer such assets to us or if we are not able to secure similar assets on terms acceptable to us or at all, our business, financial condition and results of operations may be materially and adversely affected.

•
Sale of shares in our company. Shanda Interactive may decide to sell all or a portion of the Class B ordinary shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees and our public shareholders, and affect the implementation of our business strategy.

•
Allocation of business opportunities. Business opportunities may arise that both we and Shanda Interactive find attractive, and which would complement our respective businesses. Although Shanda Interactive has agreed in the Amended and Restated Non-Compete and Non-Solicitation Agreement with us not to acquire equity interests in third-party online game businesses without first using its reasonable best efforts to make such investment opportunities available to us, subject to certain limited exceptions, we may not be able to pursue the business opportunities effectively if Shanda Interactive decides to take advantage of such opportunities itself notwithstanding such agreement.

•
Services provided by Shanda Networking to our competitors. Shanda Networking provides integrated services to other online game companies that compete with us. These commercial relationships are beyond our control and may negatively affect our business. See “— Risks Relating to Our Business and Our Industry — Shanda Networking provides integrated platform services to some of our competitors, which may have a material adverse effect on our business.”

•
Developing business relationships with Shanda Interactive’s competitors. So long as Shanda Interactive remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other interactive entertainment media companies in China.

Although our company is a standalone entity, we expect to operate, for as long as Shanda Interactive is our controlling shareholder, as a part of the Shanda Group. Shanda Interactive may from time to time make strategic decisions that it believes are in the best interests of the Shanda Group as a whole. These decisions may be different from the decisions that we would have made on our own. Shanda Interactive’s decisions with respect to us or our business may be resolved in ways that favor Shanda Interactive and therefore Shanda Interactive’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.
Risks Relating to Regulation of Our Business and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with its restrictions on foreign investment in the online game industry, we could be subject to severe penalties.
On December 11, 2001, the PRC State Council promulgated Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002 and were subsequently amended on September 10, 2008. Under the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, which includes online game operation, is limited to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China. Since we are a Cayman Islands exempted company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through Shanghai Shulong, which is wholly owned by Dongxu Wang and Yingfeng Zhang, two PRC citizens, and its wholly-owned subsidiaries, Shulong Computer, Nanjing Shulong, Chengdu Simo, Chengdu Aurora and the Youji entities. Except as otherwise disclosed in “— The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected”, Shanghai Shulong holds the licenses and approvals that are required to operate our online game business. Our PRC subsidiaries have entered into a series of contractual arrangements with Shanghai Shulong and/or its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai Shulong and its subsidiaries and consolidate the results of operations of Shanghai Shulong and its subsidiaries in our financial statements.
On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. According to the MIIT Circular 2006, since the FITE Regulations went into effect, some foreign investors had engaged in value-added telecom services illegally by conspiring with domestic value-added telecom enterprises to circumvent the requirements of the FITE Regulations by delegating domain names and licensing trademarks. In order to further strengthen the administration of FITEs, the MIIT Circular 2006 provides that any domain name or trademark used by a value-added telecom carrier shall be legally owned by such carrier or its shareholders. The MIIT Circular 2006 also provides that the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide. In addition, value-added telecom carriers are required to establish or improve the measures to ensure network security. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct a self-examination and self-correction according to the above requirements and report the results of such self-examination and self-correction to the provincial branches of the MIIT. As some of the domain names and trademarks that we use in our operations are not owned by Shanghai Shulong or its shareholders, we may be in violation of the provisions of the MIIT Circular 2006. As a result, we may be subject to various penalties, including fines and the discontinuation of or restrictions on our operations.
In the opinion of Jade & Fountain PRC Lawyers, our PRC legal counsel, except for otherwise disclosed in this annual report, in all material aspects, (i) the ownership structures of our company, our PRC subsidiaries and our PRC operating companies are in compliance with existing PRC laws and regulations, (ii) the contractual arrangements between our PRC subsidiaries, on the one hand, and Shanghai Shulong and/or its shareholders, on the other hand, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect and (iii) the business operations of our company, our PRC subsidiaries, and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view contrary to that of Jade & Fountain PRC Lawyers. If we, our PRC subsidiaries, or any of our PRC operating companies are found to have violated any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
•	revoking our PRC operating companies’ business and operating licenses;
•	discontinuing or restricting our PRC operating companies’ operations;
•	imposing conditions or requirements with which we or our PRC companies may not be able to comply;

•	requiring us or our PRC companies to restructure the relevant ownership structure or operations; or
•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.
Any of these actions could cause our business, financial condition and results of operations to suffer and the market price of our ADSs to decline.
The contractual arrangements related to critical aspects of our operations with Shanghai Shulong and its shareholders may not be as effective in providing operational control as direct ownership.
We rely on contractual arrangements with Shanghai Shulong and its shareholders to operate our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over Shanghai Shulong and its subsidiaries which constitute all of our PRC operating companies. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of Shanghai Shulong, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Shanghai Shulong or its shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective.
Under an equity pledge agreement, the shareholders of Shanghai Shulong have pledged their equity interests in Shanghai Shulong to Shengqu. According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce. We have registered the equity pledge by the shareholders of Shanghai Shulong with the relevant office of the administration for industry and commerce. However, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our PRC operating companies, and our ability to conduct our business may be materially and adversely affected.
Shareholders of Shanghai Shulong may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.
We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies. Our control over these entities is based upon contractual arrangements with Shanghai Shulong and its shareholders that provide us with the substantial ability to control Shanghai Shulong and its subsidiaries which constitute our PRC operating companies. These shareholders are employees of Shanda Interactive, our parent, and may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest or that of our parent, Shanda Interactive, or if they otherwise act in bad faith. They are not our directors, principal shareholders or employees. Therefore, they do not owe any fiduciary duty to us and may take actions that adversely affect us. If the shareholders of Shanghai Shulong breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control our PRC operating companies and otherwise result in negative publicity, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.
Our arrangements with our PRC operating companies may be reviewed by the PRC tax authorities for transfer pricing adjustments.
We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our PRC subsidiaries and Shanghai Shulong were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by increasing our PRC operating companies’ tax liabilities without reducing our PRC subsidiaries’ tax liabilities, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes. As a result, any transfer pricing adjustment could have a material adverse effect on our financial condition and results of operations.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries and our PRC operating companies, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities timely.
We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC operating companies. We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the Class A ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations. If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to Shanda Games (HK) and to us. Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. As a result of these and other restrictions under PRC laws and regulations, each PRC subsidiary is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion amounted to approximately RMB602.8 million (US$88.3 million), or 21.4% of our total consolidated net assets as of December 31, 2009. Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.
In addition, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our PRC companies are prohibited by PRC law to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC companies could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC companies on a timely basis. Moreover, according to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation on September 19, 2008, the debt-to-equity ratio of a non-financial institution may not exceed 2:1 unless the shareholder loan in question can meet certain conditions. Although there is uncertainty at this time as to how the circular will be interpreted and implemented, such circular may have a negative impact on our PRC subsidiaries’ abilities to obtain loans from its shareholders.
We are one of China’s leading online game providers and cooperate closely with Shanda Online, which through its VIEs operates a leading online service platform in China. Some of our competitors and our users may institute claims against us and Shanda Online under the new Anti-Monopoly Law and as a result we may have to terminate our relationship with Shanda Online, which may have a material adverse effect on our business, financial conditions and results of operations.
The new Anti-Monopoly Law, or the AML, was approved by the National People’s Congress on August 30, 2007, which became effective date on August 1, 2008. While certain aspects of the AML are unclear and are subject to subsequent interpretation by the State Council and the Anti-Monopoly Commission and the Anti-Monopoly Enforcement Agency, the AML prohibits certain conduct, referred to as “monopolistic acts”, which include “monopoly agreements”, abuse of a dominant market position, and certain “concentrations”, which result or could result in the elimination or restriction of competition. The law also requires the State Council to establish an Anti-Monopoly Commission with authority to make competition policy, publish guidelines, coordinate anti-monopoly enforcement work and conduct investigations and impose penalties on “business operators” that commit certain monopolistic acts within or outside of China that have the effect of eliminating or restricting competition in the China market.
It remains to be seen how the AML will be implemented in practice and what effects it will have on us and other companies in China. Given our leading position in the online game industry in China and our close cooperation with Shanda Online, which through its VIEs, operates a leading online service platform in China, some of our competitors and our users may institute claims against us and Shanda Online under the AML and as a result, we may have to terminate our relationship with Shanda Online if such claims are determined adversely to us or Shanda Online, which may have a material adverse effect on our business, financial conditions and results of operation.
The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.
The Internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the MIIT, the State Administration for Industry and Commerce, or the SAIC, the Ministry of Culture, or the MOC, the General Administration of Press and Publication, or the GAPP, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the online game industry.

Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain a value- added telecommunications business operation license, or ICP license, from the MIIT or its local offices in order to engage in any commercial ICP operations within China. An online game operator must also obtain an Internet culture operation license from the MOC, an Internet publishing license from the GAPP in order to distribute games through the Internet and approval from the MIIT to provide online bulletin board services. Shanghai Shulong currently holds an inter-regional ICP license as well as an Internet culture operation license. Chengdu Aurora currently holds a regional ICP license as well as an Internet culture operation license. Shanghai Shulong currently does not hold an Internet publishing license and publishes its online games through cooperation with Shanda Networking, which holds such a license. In addition, users of our online games use online bulletin board services provided by Shanda Networking, which is in the process of renewing its license to provide online bullet board services. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals or if our practice is later challenged by government authorities, they may also be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.
As the online game industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of online games and related businesses. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry and related businesses. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.
Additional government regulations resulting from negative publicity in China regarding online games or otherwise may have a material adverse effect on our business, financial condition and results of operations.
The media in China has reported incidents of violent crimes allegedly provoked by, or committed in connection with, online games. In addition, there have been widespread negative media reports that focus on how online games are addictive and how excessive game playing could distract students and interfere with their education. Certain non-governmental organizations may also organize protests or publicity campaigns against online game companies in order to protect youth from the risk of becoming addicted to certain online games. The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to such games, particularly by minors. In 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT, jointly issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue compliance system” in an effort to curb addiction to online games by minors. Under the anti-fatigue compliance system, three hours or less of continuous play is defined to be “healthy”, three to five hours is defined to be “fatiguing”, and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. It is unclear whether these restrictions would be expanded to apply to adult game players in the future. More stringent government regulations, including stricter anti-fatigue rules, could discourage game players from playing our games, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, the State Administration of Taxation recently announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20.0%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.
Furthermore, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where we license out our online games, which could materially and adversely affect our overseas licensing revenues.
The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.
Internet cafes are one of the primary places where our games are played. In March 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In February 2004, the government agencies in charge of Internet cafe licensing jointly issued a notice suspending the issuance of new Internet cafe licenses for a period of six months. In February 2007, 14 PRC government departments jointly issued a circular to strengthen the regulation of Internet cafes and online games. According to the circular, local authorities were banned from issuing new Internet cafe licenses for the remainder of 2007. Since this ban was imposed in 2007, to our knowledge, local authorities have not issued new Internet cafe licenses and it is unclear when local authorities will start issuing new licenses again. In March 2010, the MOC issued a circular to increase the punishment on Internet cafes which allow minors to enter and use Internet in their cafes. According to this circular, among other things, the authorities may revoke an Internet cafe’s Internet culture operation license if that Internet cafe allows three or more minors to enter and use Internet at one time. Governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafes. Since a substantial portion of our users play our games in Internet cafes, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our business and results of operations, as well as growth prospects.

The PRC government may prevent us from distributing, and we may be subject to liability for, content deemed to be inappropriate.
China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The MIIT, the GAPP and the MOC have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. In addition, certain PRC social organizations have recently discussed the possibility of implementing a rating system for online games. The effect that such a system could have on our business is unclear.
If any games we offer were deemed to violate any such content restrictions, we would not be able to obtain the necessary governmental approval, may not be able to continue such offerings and/or could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our license for operating online games, which would materially and adversely affect our business, financial condition and results of operations.
We may also be subject to potential liability for unlawful actions of our users or for content we distribute that is deemed inappropriate. Furthermore, we may be required to delete content that violates PRC law and report content that we suspect may violate PRC law. It may be difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our games or offering other services in China.
The PRC government controls virtually all Internet access in China, and requires all computers sold in China to be installed with government-designated software to censor websites deemed inappropriate by the government, which may potentially discourage or restrict the use of the Internet or our online games by the players, and consequently adversely impact our business, financial conditions and results of operation.
The PRC government controls virtually all Internet access in China and may occasionally block Internet access throughout the country or in certain regions due to political concerns, in particular in response to, or out of concerns with respect to, special incidents or significant events, thereby preventing people in China, including our game players, from accessing the Internet and playing our online games.
On May 19, 2009, the MIIT issued a circular regarding the Pre-installment of Green Dam Web Filter Software on Computers. According to this circular, commencing on July 1, 2009, all computers sold in China are required to be installed with a government-designated software, called Green Dam — Youth Escort, to block “unhealthy words or pictures.” However, according to media reports, such software may compromise the security of personal information. Given the controversy generated by this circular, the MIIT announced on June 30, 2009 that it would extend the deadline for the implementation of the circular. According to recent media reports, the minister of the MIIT further stated on August 13, 2009 that the Chinese government will not require all computers sold in China to be installed with the filter software but that computers used in schools, Internet cafes and other public places will be required to be installed with the filter software in order to prevent young people from being harmed by unhealthy online content. It is currently unclear to what extent this circular would be implemented. Although this circular is not intended to block access to online games, if any content of our online games is found by the filter software to contain “unhealthy words or pictures”, our website may be blocked by the software, and as a result users who play our games will not be able to access our online games, which would have an adverse effect on our business, financial conditions and results of operation.
We may be required to reapply for approvals for online games licensed from overseas licensors.
The MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products on April 24, 2009. Imported online games refers to online games that are licensed from licensors outside of China. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to the MOC for a new approval for the same game. As this circular is newly issued, it remains unclear how and to what extent this circular will be implemented or enforced. On September 28, 2009, the GAPP, together with two other government authorities, issued a circular (Xin Chu Lian [2009] No. 13) which contains a similar provision to the MOC circular mentioned above. The GAPP circular also requires that, in the event of a change of the operator of an imported online game, the new operator must apply to the GAPP for a new approval for the same game, and the operation of the online game should be suspended until the GAPP approves the change in operator.

We currently operate substantially all of our imported online games under import approvals granted by the GAPP and the MOC to Shanda Networking. Under the above referenced circulars, we are required to reapply to the GAPP and the MOC for approvals for our imported online games. We are committed to complying with the requirements of these circulars. However, we cannot assure you that we will succeed in obtaining all the approvals as required by these circulars in time or at all. If we fail to comply with the requirements of this circular or fail to obtain all the approvals for our imported online games, we may be subject to fines, revocation of the relevant operating licenses, the discontinuation or restrictions on our operations or other sanctions. As a result, our business, financial condition and results of operations could be materially and adversely affected.
Currently there is no law or regulation specifically governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online game operators may have for virtual assets.
In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players and have monetary value and in some cases are sold among players for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who is the legal owner of virtual assets, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. In case of a loss of virtual assets, we may be sued by our game players and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operation. We have been involved in a limited number of virtual assets-related lawsuits, most of which have been settled.
Based on several judgments by PRC courts regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to return the virtual items or be liable for the loss and damage incurred therefrom.
Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.
The issuance and use of “virtual currency” in the PRC is regulated by recently adopted regulations. In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property; and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of Internet cafes and online games. Under the circular, the People’s Bank of China, or the PBOC, has authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (iv) banning the trading of virtual currency.
There are substantial uncertainties regarding the interpretation and implementation of these two circulars, and we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. If the PRC regulatory authorities deem our online operations to violate either circular, the PBOC may confiscate the revenues generated through such activities and/or impose fines and other penalties under the law of the PBOC as well as other laws and regulations of the PRC.
On June 4, 2009, the MOC and the Ministry of Commerce, or the MOFCOM, jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. The notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC within three months following the date of the notice. The notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency.

We issue online game virtual currency to game players for them to purchase various virtual items or time units to be used in our online games. We intend to comply with the Virtual Currency Notice. Shanghai Shulong and Chengdu Aurora have obtained approval from the MOC to issue online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that all of our PRC operating companies will be able to obtain the approval in a timely manner or at all. If we are not able to obtain the approval, we may be prohibited from issuing virtual currency and thus may have to change our business model. We are in the process of adjusting the content of our online games, as well as the form of payment settlement between Shanda Online and us, but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice. Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue (such as coupons) are transferable and exchangeable in the games. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, aside from being engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including but not limited to mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.
In addition, the Virtual Currency Notice also prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. It is unclear whether these restrictions would apply to certain aspects of our online games. For example, certain of our games contain features known as “treasure boxes.” Players may use “yuanbao”, a type of virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the player with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe this feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. In addition, since we believe many of our game players find treasure boxes to be an enjoyable feature of our games, if we are required to eliminate this from our games, our games could be less attractive to players. The occurrence of any of the foregoing could materially and adversely affect our business and results of operations.
We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the advertising content provided in our virtual advertising space; we may also be penalized by the governmental authority for such content.
Shanghai Shengyue Advertisement Co., Ltd., or Shengyue, a wholly-owned subsidiary of Shanda Interactive, acts as our advertising agent to sell the virtual advertising space in our online games to third-party advertisers. Civil claims may be filed against Shengyue or us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed in the virtual advertising space in our games. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content. If such activities result in damages to any third party or violates any other regulation related to advertising business, PRC governmental authority may penalize us by revoking our game license, imposing fines, suspending our business license or imposing criminal liability on us, which would materially and adversely affect our business, financial condition and results of operations.
Risks Relating to the People’s Republic of China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
Most of our business operations are conducted in China and most of our revenues are generated in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange, and the allocation of resources.
While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us if the measures reduce the consumable income of our game players.

The PRC legal system embodies uncertainties which could limit the legal protections available to us.
The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic and business matters. The overall effect of legislation since 1979 has been a significant enhancement of the protections afforded to various forms of foreign-invested enterprises in China. Each of our PRC subsidiaries is a wholly foreign owned enterprise, or WFOE, which is an enterprise incorporated in China and wholly owned by foreign investors. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are constantly changing and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
Regulations relating to offshore investment activities by PRC residents may subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.
In October 2005, the State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in fines or sanctions imposed by the PRC government, including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.
We are committed to complying with and to ensuring that our shareholders who are subject to the regulations will comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.
SAFE rules and regulations may limit our ability to convert and transfer the net proceeds from our initial public offering to Shanghai Shulong, our VIE in the PRC, which may adversely affect the business expansion of Shanghai Shulong, and we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies or establish other VIEs in the PRC.
On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to Shanghai Shulong through our subsidiary in the PRC, which may adversely affect the business expansion of Shanghai Shulong, and we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Restrictions on currency exchange may limit our ability to utilize our capital effectively.
Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans.
Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to Shanda Games (HK) and payment of license fees to international game licensors, and our PRC operating companies may purchase foreign exchange for payment of license fees to international game licensors without the approval of the SAFE. Our PRC subsidiaries may also retain foreign exchange in its current account, subject to a ceiling approved by the SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our PRC subsidiaries’ abilities to purchase and retain foreign currencies in the future.
Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize capital generated in Renminbi to fund our business activities outside of China, if any, or expenditures denominated in foreign currencies.
Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the SAFE, and if we finance our PRC subsidiaries by capital contributions using, for instance, proceeds from our initial public offering, those capital contributions must be approved by the MOFCOM. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.
Fluctuations in exchange rates could result in foreign currency exchange losses.
Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. Where our operations conducted in Renminbi are reported in U.S. dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our revenues are denominated in Renminbi, any potential future devaluation of the Renminbi against the U.S. dollar could adversely affect our results of operations. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, an appreciation of the Renminbi against the U.S. dollar results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of the Renminbi against the U.S. dollar results in a foreign exchange gain for monetary assets denominated in U.S. dollars and a foreign exchange loss for monetary liabilities denominated in U.S. dollars. With very limited hedging transactions available in China, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge all or part of our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.
Since our revenues are primarily denominated in Renminbi, our valuation could be materially and adversely affected by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The discontinuation, reduction or delay of any of the preferential tax treatments or the government financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.
Prior to January 1, 2008, under the then-current enterprises income tax law, or the Old EIT Law, our PRC companies were subject to a 33.0% income tax rate, which was subject to certain tax holidays and preferential tax rates. Under the new enterprise income tax law effective January 1, 2008, or the New EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a unified 25% income tax rate. Under the New EIT Law, preferential tax treatments will be granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as “high and new technology enterprises”, a status reassessed every three years. In addition, an enterprise is entitled to a 10.0% income tax rate for the year in which it is recognized as a “national key software enterprise”, a status reassessed every year. Shengqu, Shanghai Shulong and Chengdu Aurora were recognized as high and new technology enterprises in 2008 and are entitled to a 15.0% preferential income tax rate for the three-year period ending December 31, 2010. In addition, Shengqu was recognized as a national key software enterprise and was entitled to a 10.0% income tax rate for 2008 and 2009. However, we cannot assure you that Shengqu, Shanghai Shulong and Chengdu Aurora will be able to maintain their status as “high and new technology enterprises” and/or as a “national key software enterprise.” If any of our PRC companies that qualified as a “high and new technology enterprise” or “national key software enterprise” fails to continue to qualify, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations. For additional details on the preferential tax status, see Item 5, “Operating and Financial Review and Prospects — Taxation — PRC Enterprise Income Tax.”
Furthermore, pursuant to the New EIT Law, certain enterprises established prior to March 16, 2007 that are entitled to the lower tax rates in accordance with the then prevailing tax laws and regulations shall be eligible for a five-year transition period beginning from January 1, 2008. On December 26, 2007, the State Council issued a notice on the implementation of the grandfathering preferential policies under the New EIT Law, under which it is uncertain whether the transitional tax rates would apply to the companies that enjoyed preferential tax rates of 15.0% under a local preferential tax policy. If our PRC companies cannot enjoy the grandfathering treatment, our income tax expenses would increase, which would have a material adverse effect on our financial condition and results of operations.
In 2007, 2008 and 2009, our PRC companies received financial incentives from the government in the aggregate amount of RMB54.3 million, RMB18.4 million and RMB177.0 million (US$25.9 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business, financial condition and results of operations.
There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.
Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5.0% if a Hong Kong resident enterprise owns over 25% of the PRC company. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. In addition, under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes.
Although we are a Cayman Islands company and Shanda Games (HK) owns 100% of the equity interests of all of our PRC subsidiaries, the PRC tax authorities may regard the main purpose of Shanda Games (HK) as obtaining a lower withholding tax rate of 5.0%. As a result, the PRC tax authorities could levy a higher withholding tax rate to dividends received by Shanda Games (HK) from our PRC subsidiaries. In addition, a substantial majority of the members of our management team, as well as the management team of Shanda Games (HK), are located in China. Under current PRC laws and regulations, it is also uncertain whether Shanda Games (HK) and we would be deemed to be PRC tax resident enterprises under the New EIT Law. If we or Shanda Games (HK) is deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25.0%, which would have a material adverse effect on our financial condition and results of operations.
We face risks related to health epidemics and other outbreaks of contagious diseases, including avian flu, SARS and H1N1 flu, and natural disasters.
Our business could be adversely affected by avian flu, SARS, H1N1 flu, also known as swine flu, or other epidemics or outbreaks. There have been recent reports of outbreaks of a highly pathogenic avian flu caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Since April 2009, there have been reports on the occurrences of H1N1 flu in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or H1N1 flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 that affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries and regions, would also have similar adverse effects.
Our business could also be adversely affected by natural disasters. On May 12, 2008, China experienced an earthquake with a reported magnitude of 8.0 on the Richter scale in Sichuan Province, resulting in the death of tens of thousands of people. As a result of the earthquake, we observed a three-day period of national mourning for the victims, during which period we suspended our online games, in accordance with a public notice issued by the PRC government. Similarly, we observed a similar one-day period of national mourning for the victims of the earthquake with a reported magnitude of 6.9 on the Richter scale in Qinghai Province on April 14, 2010. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future natural disasters or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic.
We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.
On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by the SAFE on January 5, 2007. Both took effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which a PRC citizens participate, requires approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with the SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to Notice 78. However, in practice, there are significant uncertainties with regard to the interpretation and implementation of Notice 78. We are committed to complying with the requirements of Notice 78. However, we cannot provide any assurance that we or our Chinese employees will be able to qualify for or obtain any registration required by Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities, as a result of which our business operations and employee option plans could be materially and adversely affected.
Risks Relating to Our ADSs
The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on September 30, 2009, the closing price of our ADSs on the NASDAQ Global Select Market has ranged from US$6.41 to US$11.70 per ADS and the last reported closing price on April 28, 2010 was US$6.98.
Our ADS price may fluctuate in response to a number of events and factors, including among other factors:
•	announcements of technological or competitive developments;
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	announcements regarding intellectual property rights litigation;
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of our products;
•	addition or departure of our executive officers and key research personnel; and
•	sales or perceived sales of additional ordinary shares or ADSs.
For example, we introduced an expansion pack in Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, on March 1, 2010, we announced that we expected our net revenues in the first quarter of 2010 to decrease by 10-15% quarter-over-quarter. On that day, the market price of our ADSs decreased by approximately 18%, and on the following night, further decreased by approximately 6%.
In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.
We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.
Pursuant to the New EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “— Risks Relating to the People’s Republic of China — There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.” If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our ordinary shares and/or ADSs would be regarded as being derived from sources within the PRC. The withholding tax rate depends on the provisions of the bilateral tax treaty, if any, between the PRC and the jurisdiction where the non-resident enterprise is incorporated. For example, for non-resident enterprises located in Hong Kong which own more than 25% of the shares or equity interest in a PRC company, the rate would be 5%, and for non-resident enterprises located in the United States, the rate would be 10%. If the jurisdiction where the non-resident enterprise is incorporated does not have a bilateral tax treaty with the PRC, such as the Cayman Islands, a uniform rate of 10% will apply. In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10.0% PRC withholding tax.
Moreover, under the PRC Individual Income Tax Law, or IITL, non-resident individual investors are required to pay PRC individual income tax on interests or dividends payable to such investors or any capital gains realized from the transfer of our ordinary shares and/or ADSs if such gains are deemed income derived from sources within the PRC. A non-resident individual refers to an individual who has no domicile in the PRC and does not stay within the PRC or who has no domicile in the PRC and has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares and/or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC resident enterprise and dividends we pay with respect to our ordinary shares and/or ADSs and the gains realized from the transfer of our ordinary shares and/or ADSs are considered income derived from sources within the PRC by relevant PRC tax authorities, such gains earned by non-resident individuals may also be subject to PRC withholding tax. The foregoing PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ordinary shares and/or ADSs.
Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings and they may not receive cash dividends if it is impractical to make them available to such holders.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
In addition, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the depositary may decide not to make the distribution and ADS holders will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.
Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
As we are a Cayman Islands company, you may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited.
Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) and common law of the Cayman Islands. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal court of the United States.
In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.
The Cayman Islands courts are also unlikely:
• to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
• to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.
In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.
You may have difficulties in enforcing judgments obtained against us.
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of reciprocal treaty in the Cayman Islands or the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state.

We are a “controlled company” within the meaning of the NASDAQ Listing Rules and, as a result, rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies, and we may also rely on the foreign private issuer exemption from most of the corporate governance requirements under the NASDAQ Listing Rules.
Because Shanda Interactive owns more than 50% of the total voting rights in our company, we are a “controlled company” under the NASDAQ Listing Rules. As a controlled company, we are relying on the “controlled company” exemption under the NASDAQ Listing Rules and are not obligated to comply with certain NASDAQ corporate governance requirements, including the requirements:
• that a majority of our board of directors consist of independent directors;
• that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
• that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
• for an annual performance evaluation of the nominating and governance committee and the compensation committee.
We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.
In the event that we no longer qualify as a “controlled company” under the NASDAQ Listing Rules, we intend to rely on the foreign private issuer exemption from most of the corporate governance requirements under the NASDAQ Listing Rules.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.
Based upon the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ending December 31, 2009. That determination is subject to uncertainty, however, both because it is not clear how the contractual arrangements between our PRC subsidiaries and Shanghai Shulong will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain components of our revenue. We must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Because we expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), we cannot assure you that we will not be a PFIC for the taxable year ending December 31, 2009 or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See Item 5, “Operating and Financial Review and Prospects — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”
Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while the holder of Class B ordinary shares, which is Shanda Interactive, is entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Shanda Interactive holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by Shanda Interactive. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Due to the disparate voting rights attached to these two classes, the holder of our Class B ordinary shares has significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.
Our amended and restated articles of association include certain provisions that could limit the ability of others to acquire control of our company. Such provisions could deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.
The following provisions in our amended and restated memorandum and articles of association may have the effect of delaying or preventing a change of control of our company:
• our amended and restated memorandum and articles of association provides for a dual-class ordinary share structure with disparate voting rights attached to the two classes of ordinary shares;
• our board of directors has the authority, without approval by the shareholders, to issue any unissued shares and determine the terms and conditions of such shares, including preferred, deferred or other special rights or restrictions with respect to dividend, voting and return of capital;
• the shareholders may by ordinary resolution appoint a candidate as director of the board to fill a casual vacancy or as an addition to the existing board;
• the chairman, a majority of our board of directors or shareholder(s) who hold(s) more than 25% of the voting rights of our company having requisitioned for an extraordinary shareholders’ meeting at least 21 days previously, have the right to convene an extraordinary shareholders’ meeting, and the agenda of such meeting will be set by a majority of the directors or the shareholder(s) who hold more than 25% of the voting rights of our company who request such meeting; and
• the amended and restated articles of association may be amended only by a resolution passed at a shareholders’ meeting by a majority of not less than two-thirds of the vote cast.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement.
A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.
Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
Item 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Our online game business was founded by Shanda Interactive in 2001 and was operated by Shanda Interactive through various subsidiaries and VIEs until the reorganization effective July 1, 2008. In November 2001, Shanda Interactive launched its first MMORPG, Mir II, which it had licensed from Actoz. In October 2003, Shanda Interactive launched Woool, its first in-house developed online game.

Effective July 1, 2008, Shanda Interactive reorganized its businesses. See Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Agreements with Shanda Interactive” for a description of the Master Separation Agreement and other agreements relating to the reorganization. As a part of the reorganization, our company, Shanda Games Limited, was incorporated in the Cayman Islands on June 12, 2008 as an exempted company with limited liability and a direct wholly-owned subsidiary of Shanda Interactive to be the holding company for the online game business. Pursuant to a share exchange, Shanda Games (HK) became our direct wholly-owned subsidiary, and we became a direct wholly-owned subsidiary of Shanda Interactive. Furthermore, pursuant to a Master Separation Agreement, Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business (including applicable intellectual property rights) to us. Concurrently, we transferred to Shanda Interactive all of our assets and liabilities unrelated to the online game business, such as real estate properties which we owned.
In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz for a cash consideration of US$70.2 million.
We completed our initial public offering of our ADSs on the Nasdaq Global Select Market on September 30, 2009.
Our principal executive offices are located at No. 1 Office Building, 690 Bibo Road, Pudong New Area, Shanghai 201203, China. Our telephone number is (86-21) 5050- 4740. Our registered address in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. BUSINESS OVERVIEW
We are China’s leading online game company in terms of the size and diversity of our game portfolio. Our online game revenues and game player base are also among the largest in China. Through our extensive experience in the online game industry in China, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We use multiple channels to assemble a large and diversified game portfolio of various genres. We operate a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.
We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition, co-development, and co-operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. As of March 31, 2010, we operated 26 MMORPGs and eight advanced casual games. Some of our online games are also web games which we categorize as either MMORPGs or advanced casual games, rather than as a separate category of online games. As of March 31, 2010, our in-house development capabilities consist of over 1,500 game development personnel and our proprietary game development platform. We license games from international and domestic developers. In 2008 and 2009, we derived approximately 65.7% and 69.1%, respectively, of our net revenues from online games that were licensed from third parties. In 2008 and 2009, we derived approximately 55.3% and 56.4%, respectively, of our net revenues from Mir II, including its sequels, which we license from Actoz. As of March 31, 2010, 11 of our 34 online games were licensed from third-party developers.
Our game player base, which consisted of over 10.4 million active paying accounts for the three-month period ended December 31, 2009, is one of the largest in China. We seek to strengthen our game players’ loyalty by, among other things, closely monitoring our players’ preferences and introducing updates, expansion packs and other game improvements in a timely manner. We believe the size of our game player base is a key factor in attracting and retaining both game players and additional game content.
We are a leader in the development and innovation of China’s online game industry. In 2003, we launched Woool, which is our in-house developed and one of China’s first domestically developed MMORPGs. We were among the first in China to adopt the item-based revenue model for advanced casual games and were the first to adopt this revenue model for MMORPGs on a large scale. This revenue model has since become the prevailing revenue model in China. In 2006, we established 18 Capital, which is one of the first investment initiatives in China focused exclusively on investing in independent online game development and operating studios.
Our online game business was founded by Shanda Interactive in 2001 and was operated by Shanda Interactive until the reorganization. We have benefited from and intend to continue leveraging our relationship with Shanda Interactive. By offering our games through Shanda Networking’s integrated service platform on which diverse multi-media content is offered, including online games, literature and music, we can access Shanda Interactive’s large user base and broaden our marketing reach. In addition, we have successfully established a separate brand identity, “Shanda Games”, building on Shanda Interactive’s established brand name as one of China’s leading interactive entertainment media companies. We believe our powerful brand in China helps us to attract and retain large communities of game players and further strengthen our leading industry position.

Our net revenues increased 42% from RMB3,376.8 million in 2008 to RMB4,806.7 million (US$704.2 million) in 2009. Our net income attributable to our company increased 55% from RMB935.5 million in 2008 to RMB1,453.0 million (US$212.9 million) in 2009.
Our Games
MMORPGs
Our MMORPGs are action adventure-based and draw upon themes including martial arts adventure, fantasy, strategy and historical events. Each of our MMORPGs creates an evolving virtual world within which game players can play and interact with each other simultaneously over the Internet. Because our MMORPGs require a significant amount of players’ time and commitment to develop the skills and character attributes required to progress to the next level, our MMORPGs tend to develop game player loyalty.
As of March 31, 2010, we operated 26 MMORPGs. Mir II and Woool are our most popular MMORPGs. The following table sets forth certain information relating to the MMORPGs that we operated as of March 31, 2010.

Game	Genre	Visual Dimensions	Game Source	Launch Date
Mir II	Martial arts adventure	2D	License(1)	November 2001
Woool	Martial arts adventure	2D	In-house	October 2003
The Sign	Martial arts adventure	3D	In-house	May 2004
The Age	Martial arts adventure	2D	In-house	June 2004
Magical Land	Fantasy	2D	In-house	July 2005
R.O.	Fantasy	2D	License	September 2005
Archlord	Fantasy	3D	License	July 2006
Latale	Side-scrolling combat	2D	In-house	April 2007
Fengyun Online	Martial arts adventure	3D	Acquisition	July 2007
World Hegemony	Strategy web game	2D	In-house	November 2007
Might & Hero	Strategy web game	2D	Investment	May 2008
Lineage	Fantasy	2D	License	June 2008
Lineage II	Fantasy	3D	License	June 2008
Tales of Dragons	Fantasy	2D	In-house	July 2008
A Thousand Years III	Martial arts adventure	2D	In-house	November 2008
AION	Fantasy	3D	License	April 2009
JX Online World	Martial arts adventure	2D	Co-operation	June 2009
Ghost Fighter Online	Side-scrolling action	3D	Investment	August 2009
Luvinia Online	Fantasy	3D	Acquisition	August 2009
ZU Online	Martial arts adventure	3D	Investment	August 2009
Yuyan Online	Martial arts adventure	2.5D(2)	Co-operation	September 2009
TS2 Online	Turn-based	2D	License	December 2009
Hades Realm	Martial arts adventure	2D	Acquisition	January 2010
Zodiac Tales	Turn-based	2D	Acquisition	January 2010
Dukes and Lords	Martial arts adventure	2D	Acquisition	January 2010
Woool of Heroes	Martial arts adventure	2D	In-house	March 2010

(1)
We license Mir II from Actoz, which is our majority-owned subsidiary. While Actoz controls the licensing of Mir II in China, we continue to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

(2)	2.5D refers to a game with 3D-rendered characters but a 2D game environment.
The following table sets forth, for the periods indicated, certain operating statistics for our MMORPGs.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009
Quarterly active paying accounts (in thousands)(1)	7,189	8,582	9,064	9,419
Average monthly revenues per active paying account (in RMB)(2)	43.9	41.9	43.4	45.0

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our online games during a given quarter.

(2)	Average monthly revenues per active paying account refers to our online game revenues during a given quarter divided by quarterly active paying accounts, further divided by three.

Advanced Casual Games
Advanced casual games, which is a sub-category of casual games, are generally less time-consuming and require less focus and attention than MMORPGs but possess certain elements of MMORPGs including a story line, elaborate graphics, availability of virtual items and frequent interactions among game players. Advanced casual games are an important component of our overall growth strategy as such games generally attract a broader range of demographic groups, as well as more home users, than MMORPGs.
The following table sets forth certain information relating to the advanced casual games that we operated as of March 31, 2010.

Visual
Game	Genre	Dimensions	Game Source	Launch
BNB	Battle	2D	License	August 2003
GetAmped	Fighting	3D	License	May 2004
Maple Story	Side-scrolling combat	2D	License	August 2004
Shanda Richman	Strategy	3D	In-house	December 2005
Crazy Kart	Racing	3D	In-house	March 2006
Kongfu Kids	Fighting	3D	In-house	June 2007
Tales Runner	Racing	3D	License	July 2007
Dead or Alive Online	Fighting	3D	Co-development	May 2009
The following table sets forth, for the periods indicated, certain operating statistics for our advanced casual games.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009
Quarterly active paying accounts (in thousands)(1)	1,052	1,152	1,209	1,014
Average monthly revenues per active paying account (in RMB)(2)	27.8	20.9	24.1	20.8

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our online games during a given quarter.

(2)	Average monthly revenues per active paying account refers to our online game revenues during a given quarter divided by quarterly active paying accounts, further divided by three.
Some of our online games are web games. Web games are played on a web browser and typically do not require any client-side software to be installed apart from the web browser. We categorize web games as either MMORPGs or advanced casual games, rather than as a separate category of online games.
Access to Our Games
All of our games are accessible through Shanda Networking, which hosts a website dedicated to each of our games. Each game’s website provides detailed information and updates on that game and on the products and services that we offer in connection with that game. Game players typically access our games at Internet cafes or through the Internet by using personal computers. A game player can download the end-user software, if necessary, for a game from the website for free and set up a user account and password to access and play the game.
Our Online Game Development and Sourcing Model
The sources of our online game content include the games that we develop in-house and license from, acquire from, co-develop or co-operate with third parties.
In-House Development
We develop new online games and related updates and expansion packs. As of March 31, 2010, we operated nine MMORPGs and three advanced casual games that we developed in-house, including Woool, the first large-scale MMORPG developed in China and one of our most popular games. In 2008 and 2009, we introduced approximately 210 and 270 updates and expansion packs, respectively, for our existing online games.
We have strong in-house game development capabilities supported by our research and development center and our proprietary game development platform which is designed with modularized functions and provides a stable, efficient and scalable online game development platform for developing both server-end and client-end online game software. We have used this platform to successfully develop in-house online games, such as The Age and Woool. Furthermore, we have significantly strengthened our in-house game development capabilities by acquiring game developers such as Actoz. Because Actoz is a majority-owned subsidiary, we classify all online games developed by Actoz as in-house developed, except for Mir II, which we categorize as a licensed game because Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

Our game development process generally includes the following key steps:
•	formulate a new game proposal based on a preliminary market study;
•	conduct an in-depth feasibility study;
•	establish a project team to draft a new game development plan;
•	develop the game story and overall game design;
•	design the game style, characters and environments;
•	develop the server-end and user-end software;
•	conduct intermediate management review after the fundamental game structure has been developed; and
•	conduct final management review upon completing the development of the new game.
The development of MMORPGs and advanced casual games, from management approval of a new game proposal to commencement of closed beta testing, generally takes two years and one year, respectively, but could take longer depending on certain circumstances.
As of March 31, 2010, we had over 1,500 game development personnel, including approximately 300 from Actoz. Most of our software programmers and testing engineers have university or graduate degrees. We plan to continue to expand our research and development center by recruiting from top universities in China.
Game Licensing
We license games from international and domestic developers. We monitor certain key markets such as South Korea, Japan, the United States and Europe to identify and source game content.
As of March 31, 2010, 11 of our 34 online games were licensed from third-party developers, including Mir II, which is our top game in terms of revenues in 2009 and for which Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game, and AION, a 3D MMORPG that we license from NCSoft Corporation.
The cost of licensing games from game content owners generally consists of an upfront licensing fee, which we typically pay in installments, and royalties which are equal to a percentage of revenues we generate from operating the games. Under the license agreements, we have the exclusive right to operate the games in China. Generally, the license agreements have a term of three to six years. Most game content owners agree to provide us with updates and expansion packs developed for the games licensed to us timely without additional charge. Most of our license agreements require the game content owners to provide us with technical support.
Investment and Acquisition
We have expanded our online game portfolio through strategic investments and acquisitions. In 2006, we established 18 Capital to invest in independent game development and operating studios that have superior development or operation capabilities or potential to develop successful online games. Through 18 Capital, we typically acquire (i) intellectual property rights to online games, (ii) equity rights in online game development and operating studios or (iii) an option to acquire equity interests in online game development and operating studios in the future. Through our investments, we help entrepreneurial game developers and operators grow their businesses by leveraging our industry experience and game development and operation expertise. As a result of our investments through 18 Capital thus far, we have sourced numerous talented game development personnel and currently operate three games that are developed by investee companies.
In addition, in June 2007, we acquired Chengdu Aurora, which operates Fengyun Online, a martial arts 3D MMORPG. In July 2009, we acquired Chengdu Simo, which operates Luvinia Online, a fantasy 3D MMORPG. In addition, in 2010, we acquired Goldcool, which operates numerous MMORPGs, including Hades Realm, Zodiac Tales, and Dukes and Lords, and Mochi Media, which operates a leading platform for distributing and monetizing browser-based games worldwide. Our investments and acquisitions have in turn enhanced the influence of our game development and operation platforms and strengthened our brand recognition within the online game industry in China.

Co-Development
We co-develop online games with international game developers. For example, we have co-developed online versions of Dead or Alive with Tecmo Ltd., Company of Heroes with THQ Inc., and King of Fighters XII with SNK Playmore Corporation. Under these co-development agreements, we have the exclusive right to operate the games in China, and in some instances, other countries, and to receive a portion of any revenues that our co-development partners generate from operating the co-developed game. Our co-development partners own the intellectual property rights related to the games and we own the intellectual property rights related to supporting technologies (such as applications and processes) required to operate the games.
Co-Operation
We co-operate certain games in China under nonexclusive licenses granted by third-party Chinese developers who also operate the same games on their own platform. For example, we have entered into agreements with Shanghai Storm and Kingsoft in connection with the operation of Yuyan Online and JX Online World, respectively. Under these agreements, we pay royalties to the game developers but no upfront licensing fee. We do not own any of the related game intellectual property rights, and Shanghai Storm and Kingsoft will continue to operate these games on their platforms as well.
Our Game Performance Evaluation and Testing Systems
Our Game Performance Evaluation System for Game Sourcing
To better identify games with potential for commercial success, we have developed a game performance evaluation system to evaluate a potential game’s attractiveness to game players and its expected performance before we source such games. The main characteristics of the system are as follows:
•
Stage 1. We evaluate a game based upon a number of criteria, including game and artistic design, technology and infrastructure requirements and operational metrics, if any. Of the thousands of games evaluated over our years of operation, only a small number have been submitted to our steering committee, which is comprised of personnel from our game development and operations, quality management, finance, marketing and other departments, for further evaluation.

•
Stage 2. The steering committee assesses these games and approves a select number of games, which are then passed on to the game management, business development and quality management divisions for testing and final evaluation.

•	Stage 3. These divisions evaluate the games to identify those with the highest potential for commercial success and allocate our marketing and other resources to such games.
Our Pre-Launch Game Testing System
Before the launch of a new game, we generally conduct internal beta testing to detect and resolve technical problems and improve the quality and features of the game. Thereafter, we conduct a closed beta testing to minimize technical problems, followed by open beta testing in which our registered users play the game to ensure consistency of performance and stability of operation systems. Open beta testing generally creates an initial game player base, builds awareness and generates publicity for the game. Based on information and feedback collected in pre-launch game testing, we adjust the game accordingly.
Our Game Operation Model
Game Management
Each game is managed by a designated game management team. Our game management teams:
•	conduct cost/benefit analyses and form operational plans;
•
coordinate internal resources and interact with our other departments such as game design, artistic design, quality management, marketing, and technological services to ensure a smooth daily operation of the online game;

•	control the timing of the release of updates and expansion packs; and
•	manage the game’s virtual community on an ongoing basis by, for example, organizing in-game events.
A centralized game management center monitors the performance of each team. Our operational expertise and best practices are shared with all of our game management teams and departments.

Network and Technology Infrastructure
We have developed an extensive technology infrastructure to support our game operations, including a nationwide server network. As of March 31, 2010, the server network consisted of approximately 12,000 servers and 2,400 server annex equipment units with the capacity to accommodate up to 11 million concurrent online game players.
Due to the real-time interaction among hundreds of thousands of users, the stable operation of our games requires a large number of servers and a significant amount of Internet connectivity bandwidth. Due to China’s large geographical area and limited Internet connectivity bandwidth, we have located game servers in numerous regions throughout China. As a result, our users can play our games using servers located in their region without exchanging data across long distances, thereby increasing the speed at which our games operate and enhancing our users’ experience.
The servers for each of our games are organized into a number of independent operating networks. Each operating network consists of a set of login system servers and a number of game server groups. Each operating network for our MMORPGs operates one game environment and our game players interact in a single virtual environment. Accordingly, with the expansion of our game player base for these games, we continue to increase the number of game server groups running separate game environments. We have introduced server virtualization technologies that allow a single hardware unit to host multiple “virtual” machines or game environments, to increase network efficiency.
Each operating network is linked to Shanda Networking’s centralized billing system, which processes access codes and passwords provided by users from their prepaid cards to add virtual currency into users’ accounts and to deduct virtual currency consumed by users from their accounts as they play our games. Each operating network is also linked to our central data backup system, which backs up data from all login system servers and game servers on a daily basis. Most of our login servers for each operating network, as well as the servers for Shanda Networking’s central billing system and our central data backup system, are located in Shanghai.
We continuously monitor the operation of our server network. Our remote control system allows us to track our online game players on an ongoing basis, and to discover and fix problems in the operation of hardware and software in our server network on a timely basis.
As of March 31, 2010, we owned approximately 80% of the servers in the server network for our game operations and leased the remainder from telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators. Our server lease arrangements reduce our initial expenditures on servers, provide flexibility in network deployment and include incentives for network operators to maximize our network performance. We plan to add additional servers in order to introduce new games into our portfolio, service additional game players in more locations and accommodate a larger game player base.
Anti-Cheating and Anti-Hacking
We are committed to quickly disabling cheating programs developed by unauthorized third parties for use in connection with our games. We have developed our Game Protection Kit, which disables cheating programs developed by unauthorized third parties to help ensure the fairness of our game environments and significantly enhances our game players’ experience. Game Protection Kit is used currently in most of the games that we operate. Upon the detection of a cheating program, our technology support team cooperates with our game development team to analyze the cheating program and develop and deploy software to disable it. With respect to cheating programs for games that we license, the licensors generally develop the disablement software.
Marketing
We employ various traditional and online marketing programs and promotional activities, including in-game events and announcements, online and traditional advertising, and offline promotions.
In-game events and announcements.  We frequently organize in-game events for our game players to strengthen our communities of game players and generate more interest in our games. Examples of in-game events include special challenges or features introduced to the game environments for a scheduled period. In addition, we use in-game events to introduce new game features. Furthermore, we post in-game announcements to promote new features and other improvements of the game and in-game events. We also use in-game announcements for cross-game promotions.
Online and traditional advertising.  We regularly advertise on a wide range of Internet portals and online game websites in China. We target a broad base of Internet users through three key initiatives: (i) the launch of large-scale coordinated advertising campaigns on major Internet portals, (ii) an “affiliate marketing campaign” attracting hundreds of regional websites in China through an incentive scheme to jointly promote our new games and direct traffic to our games’ websites and (iii) a “multi-segment” targeted advertising campaign promoting our online games to different demographic groups of game players. We also advertise in national and regional newspapers and magazines as well as on billboards and city buses.

Offline promotions.  We also market new games through posters at Internet cafes where a large number of game players play our games. We also organize promotional events at Internet cafes, distribution points, school campuses and other locations frequented by game players. In addition, we have also established sales offices in a number of provinces in China to assist Shengfutong’s local distributors in organizing promotional activities for our games. Furthermore, we selectively sponsor media events to promote our games and have entered into arrangements with home personal computer manufacturers, consumer product manufacturers and telecommunications service providers in China to cross-market our games.
Our Revenue Models
Revenue Models for the Games that We Operate
We adopt one of two different revenue models for each of the games that we operate: item-based and time-based. We have adopted the item-based model for substantially all of our MMORPGs and all of our advanced casual games.
Under the item-based model, players are able to play the basic features of the game for free. We generate revenues when players purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. The item-based revenue model allows us to introduce new virtual items or change the features or properties of virtual items to enhance game player interaction and create a better game community. The item-based revenue model also allows us to generate additional revenues by offering additional virtual items through new updates and expansion packs that meet the changing demands of game players. We determine the price of each virtual item before its introduction, generally based on an analysis of certain benchmarks, such as the extent of advantage to the player’s character that the virtual item brings, the demand for the virtual item and the price of similar virtual items offered in other online games. We maintain a database that tracks the number and price of each virtual item sold as well as user behavior in response to the launch of a virtual item. We adjust the pricing of certain virtual items based on their consumption pattern and other factors.
Under the time-based model, players pay for game-playing time. The pricing is typically determined near the end of the open beta testing period based on several factors, including the game’s development and operation costs, the pricing of competing games operated using a time-based model in the market, the playing and payment patterns of game players, the technological and other features of the game and the targeted market.
As one of the first online game companies in China to adopt the item-based revenue model on a large scale, we have accumulated significant experience in successfully operating online games through both revenue models. We adopt one of the two revenue models for a particular game based on a number of factors, including the quality and features of the game, the preference and playing habits of game players and the revenue models adopted for similar games. We also consider the revenue model adopted by the licensor or by other licensees.
Licensing of Our Games to Third Parties
We license certain of our online games in which we own the related game intellectual property rights to third parties. Under these license agreements, we typically license the right to exclusively operate, promote, distribute and service our games in specified territories. In return, the licensee pays us an upfront licensing fee, which is typically paid in installments, and a royalty fee, which is generally equal to a percentage of revenues generated by the licensee from operating the game in the specific country or region. Generally, the licensees are responsible for the sales and marketing of the licensed games, including setting the price of virtual items, as well as the maintenance of the network infrastructure and customer service, and we are responsible for providing the localized versions of our games and the technical support for the operation of our games. We generally provide our licensees with updates to the licensed games. We also usually assist the licensee in preventing, detecting and resolving cheating and hacking activities. As of March 31, 2010, we licensed 14 MMORPGs and one advanced casual game to third parties in international markets, including Hong Kong, Macau, Taiwan, Vietnam, India, Malaysia, Indonesia, the Philippines, Singapore, Thailand, Korea, Japan, Canada, and Russia.
In-Game Advertising
We also generate revenues by selling advertising space within our games.
Online Billing and Payment, Distribution and Customer Service
Pursuant to the Amended and Restated Cooperation Agreement, we have engaged Shanda Networking to be our provider of certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, for a five-year period commencing July 1, 2008. Pursuant to the Amended and Restated Sales Agency Agreement, we have engaged Shengfutong as our sales agent for the distribution of prepaid cards, which are required to purchase virtual items or time units in our online games for a five-year period commencing July 1, 2008. For additional details on our agreements and the fees that we pay to Shanda Online, see Item 7, “Major Shareholders and Related Party Transactions – Related Party Transactions – Transactions and Agreements with Shanda Interactive.” The following services and functions described below are provided to our game players by Shanda Networking and Shengfutong pursuant to the agreements discussed above.

Online Billing and Payment and Distribution
Our game players can purchase virtual or physical prepaid cards to access our online games and to purchase virtual items. These cards are sold through Shengfutong’s distribution network. Each prepaid card contains a unique access code and password that enables the user to purchase virtual currency. Such virtual currency can be used to purchase virtual items or time units in our online games. Fees incurred for purchases of these virtual items are deducted from the user’s account.
Our game players can purchase prepaid cards primarily through the following channels operated by Shengfutong:
•	Direct online sales. Game players can purchase prepaid cards directly online and payment can be made using certain commercial bank cards and other online payment service providers.
•	Indirect e-sales. Distributors order prepaid cards through a central e-sales computer system and resell the cards to game players through Internet cafes or other retail points of sale.
•	Indirect offline distribution. Game players can purchase physical prepaid cards from retail points of sale, which primarily consist of news stands, convenience stores, software stores and book stores.
Customer Service
We provide high-quality customer service and are responsive to our game players’ needs. When our game players make customer service inquiries, a customer service representative of Shanda Networking will be the initial point of contact, and if the inquiry involves game-related technical problems, will liaise with a member of our game management team responsible for such game. We investigate and address irregularities in game operation reported by users, including eliminating cheating programs that are used by players to enable their game characters to acquire superior in-game capabilities. Typical requests handled by Shanda Networking include addressing problems in adding value to user accounts, retrieving forgotten passwords, and recovering lost user accounts. Typical requests handled by us include recovering virtual items or in-game characters, and other game-related questions. Customer service by Shanda Networking is provided through call centers, walk-in customer service centers and online customer service, including online forums and in-game customer service.
VIP game players (i.e., those who achieve a certain amount of spending on our games) also have access to more personalized customer service, including more user-friendly account management services. For certain VIP game players whose playing habits may have dropped significantly over a period of time, a customer service representative may contact them to persuade them to become a more active player.
Our game management teams, through Shanda Networking’s customer relationship management system, monitor our game players’ activities on a real-time basis and effectively manage and promote our games according to the user data. Game players can use the bulletin board services operated by Shanda Networking to post questions to, and receive responses from, other users, which helps us to monitor our users’ common interests and concerns and provides us with important feedback on our online games. Furthermore, game player comments are collected and weekly reports are generated summarizing important issues and problems raised by game players as well as how such issues have been addressed.
Competition
We compete primarily with other online game developers and operators in China, including Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft Corporation Limited, KongZhong Corporation, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited, and The9 Limited. We also compete with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators, such as Activision Blizzard, Inc., Electronic Arts Inc., NCSoft Corporation, Nexon Corporation and Webzen, Inc.
We compete primarily on the basis of the quality or features of our online games, our operational infrastructure and expertise, the strength of our product management approach, and the services we offer that enhance our game players’ experience.
We believe that domestic game developers and operators, including us, are likely to have a competitive advantage over international competitors entering the China market, as these companies are likely to lack operational infrastructure in China and content localization experience for the China market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international competitors establish joint ventures, form alliances with or acquire domestic game developers and operators. In addition, we also compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment. For a discussion of risks relating to competition, see Item 3, “Key Information —Risk Factors – Risks Relating to Our Business and Our Industry — We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.”

Intellectual Property and Proprietary Rights
Intellectual property is essential to our business. We rely on copyright, trademark, patent, trade secret and other intellectual property law, as well as noncompetition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. We generally require our employees to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.
As of December 31, 2009, we owned 91 software copyrights, each of which we have registered with the State Copyright Bureau of the PRC.
As part of the reorganization, we entered into a Domain Names and Trademarks License Agreement with Shanda Online pursuant to which Shanda Online licensed to us nine trademarks and 252 domain names on a nonexclusive, nontransferable and royalty-free basis.
As of December 31, 2009, we owned or licensed 48 trademarks, each in various categories, each of which we have registered with the China Trademark Office, and had 52 trademark applications, each in various categories, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong and Vietnam.
As of December 31, 2009, we owned or licensed 631 registered domain names, including our official website and domain names registered in connection with each of the games we offer. All of our domain names are either held by, or licensed by our PRC companies.
As of December 31, 2009, we had 13 patent applications pending with the State Intellectual Property Office of China.
Government Regulations
Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:
•	the Bureau of State Secrecy;
•	the General Administration of Press and Publication, or the GAPP (formerly the State Press and Publications Administration);
•	the Ministry of Commerce, or the MOFCOM;
•	the Ministry of Culture, or the MOC;
•	the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry);
•	the Ministry of Public Security;
•	the State Administration of Foreign Exchange, or the SAFE;
•	the State Administration of Industry and Commerce, or the SAIC;
•	the State Administration for Radio, Film and Television;
•	the State Copyright Bureau, or the SCB; and
•	the State Council Information Office.
Foreign Ownership Restrictions
Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which limit foreign ownership of companies that provide value-added telecommunications services, including online game and Internet content provision, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the required licenses for operating online games in China.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. The MIIT Circular 2006 requires that (i) foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic ICP license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications business in China; (iii) ICP license holders (including their shareholders) must directly own the domain names and registered trademarks they use in their daily operations; (iv) each ICP license holder must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license and (v) all value-added telecommunication service providers must improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing ICP license holders would conduct a self-assessment of their compliance with the Notice and to submit status reports to the MIIT before November 1, 2006, and may revoke the operating licenses of those who fail to comply with the above requirements and fail to rectify such non-compliance within the limited period set by provincial communications administration bureaus. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the Notice will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures.
In order to comply with such foreign ownership restrictions, we operate our online game business in China through Shanghai Shulong, which is wholly owned by Dongxu Wang and Yingfeng Zhang, and controlled by Shengqu through a series of contractual arrangements, and its wholly-owned subsidiaries, Shulong Computer, Nanjing Shulong, Chengdu Simo, Chengdu Aurora and the Youji entities. In the opinion of our PRC legal counsel, Jade & Fountain PRC Lawyers, except as otherwise disclosed in this annual report, in all material respects, our ownership structure, business and operation model comply with existing PRC laws and regulations.
Licenses
A number of aspects of our business require us to obtain licenses from a variety of PRC regulatory authorities.
ICP License.  According to the Administrative Measures on Internet Information Services, commercial Internet information service operators must obtain a license for Internet content providers, or ICP license, or be sublicensed by qualified ICP license holders. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Shanghai Shulong has obtained an inter-regional ICP license which covers online game services. Chengdu Aurora has obtained a regional ICP license which only allows it to provide ICP services within Sichuan Province and does not cover SMS services.
According to the Administrative Measures for Telecommunications Business Operating Licenses, a value-added telecommunications service provider that has obtained an inter-regional value-added telecommunications services operating license shall commence its business operations in the geographic areas as covered by its license within one year after acquiring the license. The license will be valid for five years. A value-added telecommunications service provider may authorize its subsidiaries or branches to conduct a value-added telecommunications service business in licensed regions and have greater than 51% of the equity ownership in the subsidiaries in order to do so. Moreover, a value-added telecommunications service provider shall not authorize two or more subsidiaries or branches to conduct the same value-added telecommunications service business in the same region. Shanghai Shulong has authorized Shulong Computer and Nanjing Shulong to conduct a value-added telecommunications service business in separate regions.
Internet Culture Operation License.  According to the Provisional Regulations for the Administration of Online Culture, a commercial operator of “online cultural products”, including online games, must obtain, in addition to the ICP license, an Internet culture operation license from the MOC. Shanghai Shulong and Chengdu Aurora currently hold such a license.
Internet Publishing License.  The Rules for the Administration of Electronic Publications impose a license requirement for any company that engages in online publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Under current PRC laws and regulations, the provision of online games is deemed an Internet publication activity. Therefore, an online game operator must obtain an Internet publishing license in order to directly make its online games publicly available in China. Shanghai Shulong currently does not hold such a license and publishes its online games in cooperation with Shanda Networking, which holds such a license. We entered into an agreement with Shanda Networking regarding the publication of online games which commenced from July 1, 2008 to the time when Shanghai Shulong obtains such license. All of our online games in commercial operation have been filed with the GAPP as electronic publications. Shanghai Shulong is currently in the process of applying for such a license.

Online Bulletin Board Service Approval.  On November 6, 2000, the MIIT promulgated the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require Internet information services operators to obtain specific approvals before providing BBS services. Users of our online games use online bulletin board services provided by Shanda Networking, which is in the process of renewing its license to provide online bulletin board services. However, we cannot assure you that Shanda Networking will be able to obtain all the approvals as required by the BBS Measures. If Shanda Networking fails to comply with the requirements of the BBS Measures, the PRC governmental authorities may, in cases of serious violations, order Shanda Networking to stop its online bulletin board services, which could have a material adverse effect on our business.
Regulation of Internet Content
The PRC government has promulgated measures relating to Internet content through a number of governmental agencies. These measures specifically prohibit Internet activities, which include the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
In addition, according to the Notice on the Work of Purification of Online Games jointly issued by several governmental authorities in June 2005, online games are required to be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported online games are subject to a content review by the MOC prior to their operation in China. In addition, imported and domestic online games are required to be filed with the MOC before the operation of each game. Our online games in commercial operation were all filed with the MOC as of April 30, 2010.
Regulation of Information Security
Internet content in China is regulated and restricted from a state security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe intellectual property rights.
The Ministry of Public Security has promulgated measures that prohibit using the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
Technology Import and Export
Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with the MOFCOM, any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the SCB requires us to register copyright license agreements relating to imported software. Without the SCB registration, we are not allowed to publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by the MOC. Any imported online game software which has not been examined and approved by the MOC is not allowed to be put into operation in China. If we import into China and operate online games without obtaining game content approval, the MOC may impose certain penalties on us, including the revocation of our Internet culture operation license that we require to operate online games in China. In 2009, the MOC and the GAPP issued separate circulars to further tighten the review procedure for importing online games into China. See also Item 3, “Key Information – Risks Relating to Our Business and Our Industry — We may be required to reapply for approvals for online games licensed from overseas licensors.” The MIIT also requires us to register online games that we wish to import into China. We require this registration in order to operate an imported online game in China. We have registered all online games that we currently operate.
Intellectual Property Rights
The State Council and the SCB have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. We have registered all of our in-house developed online games that have been commercially launched with the SCB.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.
Internet Cafe Regulation
Internet cafes are required to obtain a license from the MOC and the SAIC and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute virtual prepaid cards. The PRC government has intensified its regulation of Internet cafes, which are currently the primary venue for our users to play our games. In 2004, the MOC, the SAIC and several other government authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafes. As many of our game players access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in China as a result of any intensified Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our game player base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central governmental authorities in February 2007 suspended nationwide the approval for the establishment of new Internet cafes in 2007 and enhanced the punishment for Internet cafes admitting minors. In March 2010, the MOC issued a circular to increase the punishment on Internet cafes which allow minors to enter and use Internet in their cafes.
Privacy Protection
Chinese law does not prohibit Internet content providers from collecting and analyzing personal information of their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing any information transmitted by users through their networks to any third parties unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.
Anti-fatigue Compliance System and Real-name Registration System
In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours to be “fatiguing”, and five hours or more to be “unhealthy”. Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.
To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification.
Shanda Online has implemented an anti-fatigue compliance system and real-name registration system and provides anti-fatigue compliance services for us. Under this system, game players must use real identities to create accounts to enable us to identify which of our game players are minors and thus are subject to these regulations. For game players who do not register, we assume that they are minors.
Payment and Clearance By Non-financial Institutions
On April 16, 2009, the PBOC issued a notice regarding the payment and clearance business carried out by non-financial institutions, or the PBOC Notice. The PBOC Notice requires non-financial institutions which engage in payment and clearance business to register with the PBOC before July 31, 2009.
In order to collect payment from our online game players, we rely on certain services provided by certain VIEs of Shanda Online, which may be subject to the requirements of the PBOC Notice. Shanda Online has registered with the PBOC. However, if the PBOC requires Shanda Online to obtain additional licenses or approvals for its services, there is no assurance that Shanda Online will be able to obtain such licenses or approvals. In the event that Shanda Online fails to obtain any or all of the licenses or approvals as mentioned above, we may not be able to collect payment from our game players on a timely basis or at all and may have to change our current billing model and system.

Virtual Currency
In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the issuance and use of virtual currency. To curtail online games that involve online gambling as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of Internet cafes and online games. Under the circular, the PBOC has authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price and (iv) banning the trading of virtual currency.
On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice.
The Virtual Currency Notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines.
According to the Virtual Currency Notice, an online game virtual currency transaction service provider refers to a business providing platform services with respect to trading of online game virtual currency among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services refer to trading services provided to online buyers and sellers through the computer information system operated by the service provider.
In addition, the Virtual Currency Notice regulates, among other things, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency, and the return of unused virtual currency upon termination of online services. It also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice also provides that game operators may not issue virtual currency to game players through means other than purchases with legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services are required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.
We issue online game virtual currency to game players for them to purchase various virtual items to be used in our online games. We intend to comply with the Virtual Currency Notice. Shanghai Shulong and Chengdu Aurora have obtained approval from the MOC for issuing online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that all of our PRC operating companies can obtain the approval in a timely manner or at all. Certain of our games contain features known as “treasure boxes”. Players may use “yuanbao”, a virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the players with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe such feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. See Item 3, “Key Information — Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model”.
C. ORGANIZATIONAL STRUCTURE
As of December 31, 2009, we operated our businesses through the following significant direct and indirect subsidiaries and investee companies:
• Shanda Games Holdings (HK) Limited, or Shanda Games (HK), which is our direct wholly-owned subsidiary incorporated in Hong Kong;
• Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, which is a wholly foreign-owned operating entity incorporated in the PRC and a direct wholly-owned subsidiary of Shanda Games (HK);

• Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, which is a wholly foreign-owned operating entity incorporated in the PRC and a direct wholly-owned subsidiary of Shanda Games (HK);
• Lansha Information Technology (Shanghai) Co., Ltd., or Lansha, which is a wholly foreign-owned operating entity incorporated in the PRC and a direct wholly-owned subsidiary of Shanda Games Technology (HK) Limited;
• Shanda Games International (Pte) Ltd., which is our direct wholly-owned subsidiary incorporated in Singapore; and
• Actoz Soft Co., Ltd., or Actoz, which is our majority-owned subsidiary incorporated in South Korea and publicly listed on the Korea Exchange.
In order to comply with PRC laws restricting foreign ownership in the online game business in China, we operate our online game business in China through Shanghai Shulong and its subsidiaries. We control Shanghai Shulong and its subsidiaries through a series of contractual arrangements, including VIE agreements, between our PRC subsidiaries, on the one hand, and Shanghai Shulong and/or its shareholders, on the other hand. The VIE agreements are a series of contractual arrangements between our PRC subsidiaries, on the one hand, and Shanghai Shulong and/or its shareholders, on the other hand, relating to business operations, consulting services, and certain shareholder rights and corporate governance matters. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai Shulong and its subsidiaries and accordingly, consolidate the results of operations of Shanghai Shulong and its subsidiaries in our financial statements. We publish our online games through cooperation with Shanda Networking, which holds an Internet publishing license. Shengqu owns the substantial majority of our physical assets.
In the opinion of our PRC legal counsel, Jade & Fountain PRC Lawyers, in all material aspects, the ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and Shanghai Shulong and/or its shareholders, on the other hand, comply with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of Jade & Fountain PRC Lawyers. See Item 3, “Key Information — Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure.”
The following diagram illustrates our direct and indirect subsidiaries and VIEs as of December 31, 2009.

D. PROPERTY, PLANTS AND EQUIPMENT
We lease our office space of approximately 9,000 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, from Shanda Interactive. In addition, we occupy an aggregate of approximately 14,000 square meters of leased office space in Beijing, Shenzhen, Chengdu, Hangzhou, Wuhan and various other cities in China and Hong Kong, Singapore and South Korea, including an office space of approximately 6,000 square meters leased by Actoz in South Korea. As our workforce expands, we may need to lease or purchase additional office space.
Item 4A. UNRESOLVED STAFF COMMENTS
None.
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward- looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.
Overview
We are China’s leading online game company in terms of the size and diversity of our game portfolio. Our online game revenues and game player base are also among the largest in China. Through our extensive experience in the online game industry in China, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition, co-development, and co-operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. In addition, we operate a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.
As of March 31, 2010, we operated 26 MMORPGs and eight advanced casual games. Our in-house development capabilities consist of over 1,500 game development personnel and our proprietary game development platform.
We use either the item-based or time-based revenue model for the games we operate. Compared with the time-based model, under which players pay for game-playing time, the item-based model allows game players to play the basic features of the game for free. Game players may then choose to purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. Our game players purchase electronic or physical prepaid cards to purchase virtual items and to access our time-based online games. We have adopted the item-based model for substantially all of our MMORPGs and all of our advanced casual games.
Our net revenues increased 42% from RMB3,376.8 million in 2008 to RMB4,806.7 million (US$704.2 million) in 2009. Our net income attributable to our company increased 55% from RMB935.5 million in 2008 to RMB1,453.0 million (US$212.9 million) in 2009.
We depend substantially on two online games, which accounted in the aggregate for approximately 75.9% and 78.2% of our net revenues in 2008 and 2009, respectively. These games have finite commercial lifespan. While we may be able to extend the commercial lifespans of these games by adding new features that appeal to existing players and attract new players, we need to develop and source new online games that appeal to game players and that will be commercially successful in order to remain competitive. Furthermore, the online game industry in China may not continue to grow at current levels, and we face uncertainties regarding the continuing market acceptance of our online games in China and elsewhere. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to maintain and strengthen our leadership in the industry.
The Reorganization and the Basis of Preparation
Our online game business was founded by Shanda Interactive, our parent, in 2001 and was operated by Shanda Interactive through various subsidiaries and VIEs, until the reorganization on July 1, 2008. As part of the reorganization, Shanda Interactive transferred substantially all of its assets and liabilities related to the online game business to us. In connection with the reorganization, we entered into agreements with Shanda Interactive and certain of its affiliates with respect to various ongoing relationships between us. See Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Agreements with Shanda Interactive.”

As the reorganization was accounted for as a common control transaction, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the periods presented and as if the online game business, including Actoz that Shanda Interactive subsequently transferred to us in the second quarter of 2009, was transferred to us from Shanda Interactive as of the earliest period presented. Accordingly, for the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of entities that were directly engaged in the online game business.
Our statements of operations and comprehensive income for the periods prior to the reorganization include all the historical costs related to the online game business, including payments for certain services performed by Shanda Interactive’s various subsidiaries and VIEs, which became Shanda Online after the reorganization, and an allocation of certain general corporate expenses of Shanda Interactive. These general corporate expenses primarily relate to employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions, including finance, legal, technology, investment and executive management. We allocated these expenses based on estimates that our management believes are a reasonable reflection of the utilization of services provided to, or benefits received by, us. See Note 2(1) to our consolidated financial statements included elsewhere in this annual report for further information related to these costs. Shanda Interactive allocated an aggregate of RMB37.6 million, RMB31.3 million and RMB14.4 million (US$2.1 million) of corporate expenses to us for the years ended December 31, 2007, 2008 and 2009, respectively. While the expenses allocated to us are not necessarily indicative of the expenses that we would have incurred if we had been a separate, independent entity during the periods presented, management believes that the foregoing presents a reasonable basis of estimating what our expenses would have been on a historical basis.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could materially differ from those estimates.
For the period from July 1, 2008 to December 31, 2009, our consolidated financial statements consist of the financial statements of Shanda Games, including its subsidiaries and VIEs, as a standalone entity subsequent to the reorganization.
Our Agreements with Shanda Online
Effective as of the reorganization, we have engaged certain VIEs of Shanda Online to provide certain services that are critical to our business. Pursuant to the Amended and Restated Cooperation Agreement between Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, we have engaged Shanda Networking as our provider of certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services for a period of five years commencing July 1, 2008. We pay Shanda Networking a service fee, which we record as a portion of platform fees in our cost of revenues. Because a substantial portion of platform fees is based on a fixed percentage of the face value of prepaid cards used in our games, we expect our platform fees as a percentage of net revenues to remain generally stable going forward. Pursuant to the Amended and Restated Sales Agency Agreement between Shengfutong and the Shulong entities, we have engaged Shengfutong, for a period of five years commencing July 1, 2008, as the sales agent for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games. For each prepaid card sold, we pay Shengfutong a service fee, which we record as a portion of sales and marketing expenses in our operating expenses. See Item 7, “Major Shareholders and Related Party Transactions – Related Party Transactions – Transactions and Agreements with Shanda Interactive” for more details on the terms of these agreements, including the fixed discount to the face value of prepaid cards used to calculate the service fees we pay under these agreements. Prior to the reorganization, the services currently provided by Shanda Networking were performed by Shanda Interactive’s various subsidiaries and VIEs and the service fees were based on certain agreements in existence at that time. Prior to the reorganization, the services currently provided by Shengfutong were performed by our own sales and marketing personnel and the costs relating to such services were recorded as a portion of sales and marketing expenses.
Due to the differences in the agreements in place prior to and after the reorganization, our results of operations for the periods prior to and after the reorganization are not entirely comparable. Specifically, the agreements pursuant to which we recognize platforms fees and sales and marketing expenses following the reorganization differ from the methods prior to the reorganization. Therefore, with respect to periods prior to and after July 1, 2008, cost of revenues (namely, platform fees) and operating expenses (namely, sales and marketing expense) are not entirely comparable, which also impact other line items such as gross profit, income from operations and net income. As a result, the results of operations for the years ended December 31, 2007 and 2008 and the years ended December 31, 2008 and 2009 may not be entirely comparable.

Factors Affecting Results of Operations
Significant factors affecting our financial condition and results of operations include:
Our ability to continue to successfully introduce new online games and expansion packs for existing games. We have built the largest and the most diversified portfolio of online games in China through our multi-channel game content development and sourcing strategy. We must continue to generate and acquire attractive online games by developing in-house, licensing, acquiring through investment, co-developing or co-operating with third parties, new online games and to maintain the popularity of our existing online games by introducing updates, expansion packs and other game improvements. Our results of operations may also be significantly affected by the timing of our new game launches;
Our ability to maintain and expand our community of loyal game players. The size and loyalty of our community of game players are critical to our business. Players of online games, especially MMORPGs, are typically attracted to online games in which they can interact with many players. We have built a large community of game players and have maintained and expanded this community by enhancing our game players’ loyalty to our online games. Our loyal game players tend to remain active paying game players and in addition, such game players are likely to spend more on our virtual items or consume more playing time on our games. Our ability to retain and attract game players will depend significantly on our ability to continually strengthen our community of loyal game players and enhance their experience;
Game content sourcing costs. Significant resources are required to develop, acquire and market new online games and maintain their popularity in the market, including game development, game licensing and other online game generation and acquisition costs. We typically incur significant costs and expenses before such online games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover such game content sourcing costs;
The reliability and quality of Shanda Networking’s integrated service platform and Shengfutong’s distribution services. We have engaged Shanda Networking and Shengfutong to provide certain services that are critical to the operation of our online game business, including online billing and payment, customer service, user authentication, anti-fatigue compliance, prepaid card marketing and distributions and data support services, for a period of five years commencing July 1, 2008. The reliability and quality of Shanda Networking’s integrated service platform and Shengfutong’s distribution services directly affect the availability of our online games to our game players and the quality of the game-playing experience, which would have a material effect on our revenues; and
Competition in China’s online game industry. The online game industry in China is highly competitive. Numerous competitors have entered the online game industry in China, including Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft, KongZhong Corporation, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited and The9 Limited. The proliferation of the number of online game companies has placed significant pressure on the cost of sourcing and marketing online games, attracting new and retaining existing game players, and recruiting and retaining game development and management talent.
Revenues
We currently derive substantially all of our revenues from purchases of virtual items by game players of our MMORPGs and advanced casual games.
The following table sets forth, for the periods indicated, a breakdown of our net revenues into MMORPGs, advanced casual games and other revenues.

	For the Year Ended December 31,
	2007		2008		2009
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(unaudited)
	(in millions, except percentages)
Net revenues:
MMORPG revenues	2,016.1	86.8%	2,987.8	88.5%	4,476.7	93.1%
Advanced casual game revenues	280.4	12.1	358.9	10.6	310.4	6.5
Other revenues(1)	26.3	1.1	30.1	0.9	19.6	0.4

Total net revenues	2,322.8	100.0%	3,376.8	100.0%	4,806.7	100.0%

(1)	Other revenues primarily include fees received from game promotions and short messaging services fees earned.

Our revenues from MMORPGs and advanced casual games are net of a sales discount. For the periods prior to the reorganization, the sales discount represented the difference between the face value of the prepaid card and the price at which we sold the prepaid card to our distributors or to our game players. For the periods subsequent to the reorganization, pursuant to the Amended and Restated Sales Agency Agreement, the sales discount represents the difference between the face value of the prepaid cards and the price at which Shengfutong sells the prepaid cards to third-party distributors and retailers or directly to our game players. Therefore, with respect to each prepaid card sold, the amount of revenues we record and service fee we pay to Shengfutong, which we record under sales and marketing expenses in our operating expenses, depend on the sales discount at which Shengfutong sells the prepaid card. A smaller discount applied by Shengfutong will result in higher net revenues to us, as well as corresponding higher service fee paid to Shengfutong, and vice versa. Notwithstanding the foregoing, with respect to each prepaid card sold, we are guaranteed a fixed percentage of the face value of a prepaid card in revenues.
Our revenues are also net of the PRC business tax that our PRC operating companies pay on their gross revenues. The PRC business tax ranges from 3% to 5%.
We operate our games using one of two revenue models. For games operated using the item-based revenue model, the most significant factors that affect our revenues are (i) the number of active paying accounts and (ii) the range, number and pricing of virtual items available for sale. The number of active paying accounts for any given period is equal to the number of game player accounts that spend virtual currency at least once during a given period and includes accounts of game players who spend virtual currency in beta testing of our online games. Our quarterly active paying accounts is equal to the aggregate number of active paying accounts for our online games during a given quarter.
For games operated using the time-based revenue model, the most significant factors that affect our revenues are (i) the number of users playing the game and (ii) the length of time that users play the game, or total user-hours. We calculate our total user-hours based on our average concurrent users. In a given period, the number of total user-hours equals the average concurrent users for that period multiplied by the number of hours in that period. In measuring average concurrent users, we determine the number of users logged on to our games that adopt the time-based revenue model at one minute intervals, and then average that number over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period.
Our online game business is subject to seasonality factors. Generally, our game players spend more time playing our games in the first and third quarters of each year, which typically have more holidays, allowing for more time for leisure activities, whereas the second and fourth quarters are generally slower for our business as there are fewer holidays during those quarters.
Cost of Revenues
Our cost of revenues primarily consists of platform fees, upfront and ongoing licensing fees for online games and other miscellaneous expenses. The following table sets forth, for the periods indicated, a breakdown of our cost of revenues by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2007		2008		2009
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(unaudited)
	(in millions, except percentages)

Net revenues	2,322.8	100.0%	3,376.8	100.0%	4,806.7	100.0%

Cost of revenues:
Platform fees	735.4	31.7	864.9	25.6	1,018.5	21.2
Upfront and ongoing licensing fees	429.6	18.5	520.9	15.4	797.1	16.6
Others	96.1	4.1	103.6	3.1	117.9	2.4

Total cost of revenues	1,261.1	54.3	1,489.4	44.1	1,933.5	40.2

Gross profit/margin	1,061.7	45.7%	1,887.4	55.9%	2,873.2	59.8%

Platform fees.  Platform fees consist of (1) costs related to various support services, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, and (2) other expenses related to server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, and software rental fees. Platform fees constituted approximately 31.7%, 25.6% and 21.2% of our net revenues in 2007, 2008 and 2009, respectively. The decrease in platform fees as a percentage of net revenues resulted primarily from the fact that following the reorganization effective July 1, 2008, we paid Shanda Networking a service fee related to various platform services, described in clause (1) in the first sentence of this paragraph, based upon a fixed percentage of the portion of the face value of prepaid cards distributed and used in our games, which has resulted in lower fees as a percentage of our net revenues. We expect our platform fees as a percentage of our net revenues to remain generally stable going forward because a substantial portion of platform fees is based on a fixed percentage of the portion of the face value of prepaid cards used in our games.

Upfront and ongoing licensing fees.  The cost of licensing games from third-party game content providers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, the majority of which is equal to a percentage of the revenues we generate from the relevant licensed game and, in some circumstances, includes a minimum guarantee. Upfront licensing fees are amortized on a straight-line basis over the shorter of the licensed period and the useful economic life of the relevant licensed game. Amortization of upfront licensing fees and ongoing licensing fees for games constituted approximately 18.5%, 15.4% and 16.6% of our net revenues in 2007, 2008 and 2009, respectively. The increase in upfront and ongoing licensing fees as a percentage of net revenues from 2008 to 2009 is primarily due to the increase of amortization of upfront fee relating to new games launched in the second half of 2008 and 2009. The decrease in ongoing licensing fees as a percentage of our net revenues from 2007 to 2008 is primarily due to the consolidation beginning from the third quarter of 2007 of the financial results of Actoz, which licenses several games to us, including Mir II, which is our top game in terms of revenues in 2008 and 2009. While Actoz is our majority-owned subsidiary and controls the licensing of Mir II in China, we continue to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to Mir II. We expect our upfront and ongoing licensing fees as a percentage of our net revenues to increase slightly in 2010 due to the full year impact of games licensed from third parties.
Others.  Other expenses include employee salary and welfare benefits, such as medical insurance, statutory housing contributions, unemployment insurance and pension benefits, for employees involved in the operation of our online games, stock-based compensation for employees who operate our games and office expenses. Other expenses were approximately 4.1%, 3.1% and 2.4% of our net revenues in 2007, 2008 and 2009, respectively.
Gross profit/margin.  Gross profit as a percentage of our net revenues was 45.7%, 55.9% and 59.8% in 2007, 2008 and 2009, respectively.
Operating Expenses
Our operating expenses consist of product development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth, for the periods indicated, a breakdown of our operating expenses by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2007		2008		2009
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(unaudited)
	(in millions, except percentages)
Net revenues:	2,322.8	100.0%	3,376.8	100.0%	4,806.7	100.0%

Operating expenses:
Product development	136.4	5.9	238.8	7.1	339.8	7.1
Sales and marketing	125.4	5.4	204.5	6.1	432.9	9.0
General and administrative	175.2	7.5	287.2	8.4	366.1	7.6

Total operating expenses	437.0	18.8	730.5	21.6	1,138.8	23.7

Operating profit/margin	624.7	26.9%	1,156.9	34.3%	1,734.4	36.1%

Product development expenses.  Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the product development of our online games, outsourced game development expenses as a result of our investments through 18 Capital, share-based compensation and other expenses incurred by our product development personnel. Product development expenses were 5.9%, 7.1% and 7.1% of our net revenues in 2007, 2008 and 2009, respectively. We expect our product development expenses to increase in 2010, as we develop new online games, updates or expansion packs for our existing online games, customize games licensed from third parties and continue to invest through 18 Capital.
Sales and marketing expenses.  Our sales and marketing expenses primarily consist of advertising and promotion expenses for our online games in different media outlets, costs related to distribution of prepaid cards, salary and benefits for our sales and marketing personnel, share-based compensation and other expenses incurred by our sales and marketing personnel. Beginning on July 1, 2008, service fees paid to Shengfutong for the distribution of prepaid cards pursuant to the Amended and Restated Sales Agency Agreement are recorded as sales and marketing expenses. Sales and marketing expenses were 5.4%, 6.1% and 9.0% of our net revenues in 2007, 2008 and 2009, respectively. We expect our sales and marketing expenses to increase in 2010 as we expect our service fee paid to Shengfutong to increase as more prepaid cards are sold and our advertising and promotion expenses to increase as we launch additional new games and expand our sales and marketing efforts in our existing markets and in new markets.
General and administrative expenses.  Our general and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, professional services fees, business tax expenses, share-based compensation and other expenses. General and administrative expenses were 7.5%, 8.4% and 7.6% of our net revenues in 2007, 2008 and 2009, respectively. Our business tax expense relates to services and licensing fees paid by our PRC operating companies to Shengqu, Shengji and Lansha. We expect the general and administrative expenses to increase in 2010 due to the increased amount of business tax to be paid by our PRC operating companies, as a result of the increasing volume of services to be performed by our PRC subsidiaries for our PRC operating companies, increased salary and share-based compensation expenses as a result of the increased headcount as we develop our own general management, financial and administrative departments, and increased professional service fees as a result of being a publicly listed company.

Operating profit/margin.  Operating profit as a percentage of our net revenues was 26.9%, 34.3% and 36.1% in 2007, 2008 and 2009, respectively.
Non-Operating Income
Our non-operating income consists of interest income and other non-operating income.
Interest Income.  We earn interest income from the deposit of our cash balance with banks.
Other Non-Operating Income.  Other non-operating income primarily consists of government incentives. Due to the preferential treatments for qualified high technology companies in China and incentives from local governments to encourage regional business development, certain of our PRC companies receive financial incentives from local governments that are calculated with reference to taxable income and revenues, as the case may be. The amount and timing of the financial incentives are determined by government authorities. Upon receipt, these incentives are recognized as other income in our statements of operations and comprehensive income. Please see note 5 to our consolidated financial statements included elsewhere in this annual report.
In 2007, 2008 and 2009, we received an aggregate of RMB54.3 million, RMB18.4 million and RMB177.0 million (US$25.9 million) in cash, respectively, as financial incentives from municipal governments. Going forward, eligibility for the government financial incentives we may receive requires that we continue to meet a number of government-mandated financial and non-financial criteria, which generally include:
•	generating more than a minimum level of revenues from high-tech related sales or services, determined as a percentage of total revenues;
•	employing more than a minimum number of employees in product development; and
•	expending more than a minimum amount on product development, determined as a percentage of total revenues.
The continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. Upon expiration of these government financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for additional government financial incentives to the extent they are then available to us.
Taxation
Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.
Under the Hong Kong Inland Revenue Ordinance, Shanda Games (HK) was subject to 17.5% income tax for the year ended December 31, 2007 and 16.5% for the years ended December 31, 2008 and 2009 on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Shanda Games (HK) are not subject to any Hong Kong withholding tax.
PRC Enterprise Income Tax
Prior to January 1, 2008, our PRC operating companies were governed by the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the PRC on Enterprises Income Tax, or the Old EIT Laws. Pursuant to the Old EIT Laws, PRC enterprises were generally subject to Enterprise Income Tax, or the EIT, at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain technology enterprises, on PRC taxable income. Companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment prior to January 1, 2008. Furthermore, foreign invested enterprises were exempted from PRC state income tax for two years, beginning with their first profitable year of operations, and were entitled to a 50% tax reduction for the subsequent three years. During the year ended December 31, 2007, certain of our operations in the PRC were subject to an applicable tax rate of 15% as a result of being named new technology enterprises, except for Shengqu, which, as a foreign invested company and software development enterprise, was subject to an income tax rate of 7.5% for the year 2007.
In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulations, Implementing Regulations for the PRC Enterprise Income Tax Law. The law and regulations went into effect on January 1, 2008. The New EIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The PRC Enterprise Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises”, which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental authorities further clarified that high and new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 were allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they were re-approved for “high and new technology enterprise” status under the regulations released on April 14, 2008. An enterprise’s qualification as a “high and new technology enterprise” is re-assessed by the relevant PRC governmental authorities every three years.
In December 2008, the local governments recognized Shengqu, Shanghai Shulong and Chengdu Aurora as “high and new technology enterprises.” Accordingly, these entities are entitled to a 15% preferential income tax rate for the three-year period ending December 31, 2010. In addition, Shengqu also qualified as a key national software enterprise for 2008 and 2009 and therefore is entitled to a 10% income tax rate for those years.
As required by the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. Holding companies in Hong Kong which own more than 25% of the shares or equity interest in a PRC company, for example, are subject to a 5% withholding tax rate. We accrued a withholding tax of RMB37.0 million and RMB69.6 million (US$10.2 million) as of December 31 2008 and 2009, respectively, based on the 5% withholding tax rate of the profits of Shengqu that we distributed to Shanda Games (HK). The withholding tax accrued in 2008 was paid in 2009.
Equity in Earning (Loss) of Affiliated Companies
We record our investment in affiliates using the equity method of accounting, and the profit or loss from of the affiliates is presented as “Equity in earning (loss) of affiliated companies” on the statements of operations and comprehensive income.
Non-Controlling Interest
In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz, whose financial results were consolidated into our financial statements beginning from July 1, 2007. As a result, we recognized non-controlling interest in our statements of operations and comprehensive income for the shares of Actoz that we did not own for the period from July 1 to December 31, 2007 and for the years ended December 31, 2008 and 2009. See “— Critical Accounting Policies — Basis of Preparation.”
Critical Accounting Policies
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands in our management’s judgment.
Basis of Preparation
The reorganization is accounted for as a common control transaction, and accordingly, we have prepared the consolidated financial statements as if the current corporate structure had been in existence throughout the periods presented and as if the online game business, including Actoz that Shanda Interactive transferred to us in the second quarter of 2009, was transferred to us from Shanda Interactive as of the earliest period presented.
Before the reorganization, the online game business was conducted by various subsidiaries and VIEs of Shanda Interactive. Therefore, for the period from January 1, 2007 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of the entities that were directly engaged in the online game business.
Our statement of operations and comprehensive income for the periods prior to the reorganization include all the historical costs related to the online game business including payments for certain services performed by various subsidiaries and VIEs of Shanda Interactive, which became Shanda Online after the reorganization, and an allocation of certain general corporate expenses of Shanda Interactive. These general corporate expenses primarily relate to corporate employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions, including finance, legal, technology, investment and executive management. We allocated these expenses based on estimates that our management believes to be a reasonable reflection of the utilization of services provided to, or benefits received by, us.

For the period from July 1, 2008 to December 31, 2009, our consolidated financial statements consist of the financial statements of Shanda Games, including its subsidiaries and VIEs, as a standalone company subsequent to the reorganization.
Our management believes that the assumptions underlying our consolidated financial statements and the above allocations are reasonable. Our consolidated financial statements, however, may not be reflective of our result of operations, financial position and cash flows had we been operated as a standalone company during those periods. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.
Revenue Recognition
Prior to the reorganization, Shanda Interactive sold prepaid cards, in both virtual and physical forms, to third party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The prepaid cards entitle end users to purchase virtual items or time units in our online games. All proceeds received from distributors or retailers are deferred when received.
In connection with the reorganization, we entered into various agreements with subsidiaries that are under the common control of Shanda Interactive. Pursuant to the Amended and Restated Cooperation Agreement, we have engaged Shanda Networking to provide customer and other game support services, and pursuant to the Amended and Restated Sales Agency Agreement, we have engaged Shengfutong to provide agency services in selling prepaid cards to third party distributors and retailers, in each case for a period of five years beginning from the date of the reorganization. We have assessed the relationship and arrangements with Shanda Networking and Shengfutong under Accounting Standards Codification 605-45 (formerly referred to as the Emerging Issues Task Force, or EITF, Issue No. 99-19, “Reporting revenue gross as a principal versus net as an agent”), and have concluded that reporting the gross amount equal to the amount that Shengfutong receives from the sale of prepaid game cards to distributors or retailers and subsequently was activated and charged to the respective game accounts by players as deferred revenue is appropriate as we are the primary obligor and we provide the online game services desired by the customers.
Both before and after reorganization, under the item-based revenue model, revenues are recognized over the life of the virtual items that game players purchase or as the virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the time units consumed by our game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with our published expiration policy. Deferred revenue is reduced as revenues are recognized.
For revenues that are recognized over the life of the virtual item, we have considered the average period that game players typically play our games to arrive at our best estimates for the lives of these virtual items. We have also considered that the estimated lives of these virtual items may be affected by various factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as our games’ operation period changes. Any adjustments arising from changes in the estimates of the lives of these virtual items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the game player behavior patterns. Any changes in our estimates of useful lives of these virtual items may result in our revenues being recognized on a basis different from prior periods’ and may cause our operating results to fluctuate.
Revenues are net of the PRC business tax that our PRC operating companies pay on their gross revenues.
Consolidation of Variable Interest Entities
PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes the operation of online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content. We are a Cayman Islands exempted company, and therefore, as foreign or foreign-invested enterprises under PRC law, we and our PRC subsidiaries are ineligible to hold a license to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through our PRC operating companies. Our PRC operating companies hold the licenses and approvals that are material to the operation of our online game business. Our PRC subsidiaries have entered into a series of contractual arrangements with Shanghai Shulong and/or the shareholders of Shanghai Shulong. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai Shulong and its subsidiaries and consolidate their results of operations, assets and liabilities in our financial statements.

Property and Equipment, Intangible Assets, Land Use Rights and Other Long-lived Assets
Our accounting for long-lived assets, including property and equipment, intangible assets, and other long-lived assets is described in notes 2(12), 2(13), 2(15) and 2(16) to our consolidated financial statements included elsewhere in this annual report. The recorded values of long-lived assets, including property and equipment, intangible assets, land use rights and other long-lived assets, are affected by a number of management estimates, including the estimated useful lives, residual values and impairment charges. Significant judgment is required in the assessment of the estimated useful lives of these assets, especially for game licenses. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
We assess the impairment for long-lived assets and intangible assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. In 2007, we recognized an impairment of intangible assets with charges to cost of revenues in the amount of RMB20.1 million, primarily relating to upfront and minimum royalty license fees relating to an online game that was not as popular as we had previously expected. The provisions represent management’s best estimate of the probable and reasonably estimable loss. During the years ended December 31, 2008 and 2009, we did not recognize any impairment loss relating to our long-lived assets or intangible assets.
Impairment of Investment in Affiliated Companies
We continually review our investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reasons for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date, and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in earning (loss) of affiliated companies.
Impairment of Goodwill
We review our goodwill on an annual basis or more frequently if events or changes in circumstances indicate that the goodwill might be impaired as required by Accounting Standard Codification 350 (formerly referred to as Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”) In performing this review, we are required to make an assessment of fair value for our goodwill under each reporting unit. When determining fair value, we utilize various assumptions, including projection of future cash flows. A change in these underlying assumptions will cause a change in the results of the test and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would be required to record a charge, which would significantly impact our earnings. We did not recognize any impairment of goodwill during the periods presented.
Share-Based Compensation
Certain of our officers (including directors) and employees have received (i) options to purchase ordinary shares of Shanda Interactive granted by Shanda Interactive to officers (including directors) and employees who were engaged in the online game business prior to the reorganization and who subsequently became our employees following the reorganization; (ii) options to purchase ordinary shares of Actoz granted by Actoz to its officers and employees and (iii) options to purchase our Class A ordinary shares granted to officers (including directors) and employees under our Amended and Restated 2008 Equity Compensation Plan, or the 2008 Equity Compensation Plan.
We account for any stock option grants made pursuant to the respective stock option plan in accordance with Accounting Standards Codification 718 (formerly referred to as Statement of Financial Accounting Standard 123(R) “Accounting for stock-based compensation”), or ASC 718. Under the fair value recognition provision of ASC 718, share-based compensation expense is measured at the grant date based on the fair value of the stock options and is recognized as an expense either on a straight-line basis or a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options where the exercisability is conditional only upon completion of the service condition through the vesting date. With respect to options for which the exercisability is conditional upon completion of both the service and performance conditions through the vesting date, we use the binomial option pricing model.
For our option awards granted to our employees under the 2008 Equity Compensation Plan, we are required to determine the fair value of our ordinary shares at the respective grant dates. Determining the fair value of our ordinary shares with respect to option awards made prior to the consummation of our initial public offering requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made, and therefore, we used the binomial option pricing model.

In determining the fair value of our ordinary shares in each of the grant dates prior to our initial public offering, we relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We used the income approach/discounted cash flow method as the primary approach and market approach as a cross-check to derive the fair value of our ordinary shares. We applied the discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation date. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions we used in deriving the fair value of our ordinary shares include no significant contingent liabilities, unusual contractual obligations or substantial commitments; no significant pending or threatened litigation involving us as of the valuation date; no violations of any regulations or laws by us; no redundant assets as of the valuation date other than those identified by the valuer and disclosed; no significant change in our business model; management information is on a consolidated basis; and the book values of non-operating assets and total debt approximate their fair values. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks the management perceived as being associated with achieving the forecasts and are based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. The capital asset pricing model is a model for pricing securities that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, we determined the appropriate discount rates to be 26% as of November 14, 2008 and 25% as of April 30, 2009.
We also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. To determine the discount for lack of marketability, we and the independent valuer used the Black-Scholes option pricing model and assumed a liquidity event in the first quarter of 2010. Pursuant to the Black-Scholes option pricing model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. Based on the foregoing analysis, we used a DLOM of 23% to discount the value of our ordinary shares as of November 14, 2008 and April 30, 2009. It was concluded that our fair value as a going concern was RMB11,751 million (equivalent to US$1,720.4 million) as of November 14, 2008 and RMB15,000 million (equivalent to US$2,196.1 million) as of April 30, 2009. The fair value per ordinary share and restricted share was RMB21.37 per share (equivalent to US$3.13) as of November 14, 2008 and RMB26.60 per share (equivalent to US$3.90) as of April 30, 2009.
The intrinsic value of the options outstanding as of December 31, 2009 was US$47.6 million, which is calculated based on the difference between the fair value of US$5.10 of our ordinary shares as of December 31, 2009 and the exercise price of the shares.
The determination of the fair value of share options on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the vesting period, risk-free interest rate, expected dividend yield, expected term, and actual and projected employee stock option exercise behaviors. Furthermore, we are required to estimate forfeitures at the time of grant and recognize share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.
Certain of our and Shanda Interactive’s employees were awarded restricted shares under the 2008 Equity Compensation Plan. The restricted shares will vest in equal installments over four calendar years, subject to the employee’s continued employment with his employer. Share-based compensation expense related to the restricted share award granted by the Company to its employees under the 2008 Equity Compensation Plan amounted to RMB0.1 million and RMB3.0 million (US$0.4 million) for the years ended December 31, 2008 and 2009. Restricted shares granted to Shanda Interactive’s employees are measured at fair value at the grant date and were recognized as a dividend distributed to Shanda Interactive.
Our share-based compensation expenses totaled RMB17.5 million, RMB20.8 million and RMB125.8 million (US$18.4 million) in 2007, 2008 and 2009, respectively.
Income Taxes and Valuation Allowance
We account for income taxes under the provisions of Accounting Standards Codification 740 (formerly referred to as SFAS No. 109, “Accounting for Income Taxes”), with the required disclosures as described in note 6 to our consolidated financial statements included elsewhere in this annual report. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2008 and 2009, valuation allowances recognized were RMB41.6 million and RMB123.9 million (US$18.2 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain foreign tax credit carry forward generated by one of our subsidiaries. As of December 31, 2008 and 2009, we recorded deferred tax assets, net of valuation allowances, of RMB105.1 million and RMB95.7 million (US$14.0 million), respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur in the future which are not currently contemplated, that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

Accounting Standards Codification 740-10-25 (formerly referred to as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109”) or ASC 740-10-25, prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our adoption of ASC 740-10-25 did not result in any adjustments to the opening balance of our retained earnings as of January 1, 2007. We did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2007, 2008 and 2009.
Results of Operations
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net revenues. Our net revenues increased 42% from RMB3,376.8 million in 2008 to RMB4,806.7 million (US$704.2 million) in 2009. Net revenues from MMORPGs increased 50% from RMB2,987.8 million in 2008 to RMB4,476.7 million (US$655.8 million) in 2009. Net revenues from advanced casual games decreased 14% from RMB358.9 million in 2008 to RMB310.4 million (US$45.5 million) in 2009.
Our net revenues from MMORPGs increased primarily due to an increase in net revenues from our existing MMORPGs and the introduction of new MMORPGs. The increase in net revenues from our existing MMORPGs is primarily driven by net revenue increase of 47% from Mir II and Woool as a result of the release of certain updates and expansion packs. Net revenues from new MMORPGs that we introduced in 2009 totaled RMB334.9 million (US$49.1 million) for the year ended December 31, 2009, primarily due to the commercialization of AION.
The increase in our net revenue from MMORPGs was primarily driven by an increase in active paying accounts and average monthly revenues per active paying account. The number of active paying accounts for MMORPGs increased on a quarterly basis in 2009 as a result of the release of updates and expansion packs and the introduction of new virtual items in our MMORPGs, as well as numerous promotions that we offered to our game players. Average monthly revenues per active paying account for each quarter in 2009 were lower than that of the corresponding quarter of 2008 primarily due to an increase in the number of new game players and lower average monthly revenues per active paying account of these new game players. In general, new game players tend to generate lower monthly average revenues per active paying account because MMORPGs are designed such that fewer premium virtual items are available for purchase at the lower level of the game. As the game player progresses to higher levels of the game, more premium virtual items are available for game players to purchase, which in general will increase such player’s spending and thus our monthly average revenues per active paying account. The following table sets forth our active paying accounts and monthly average revenues per active paying account for MMORPGs, for the periods indicated:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009
Quarterly active paying accounts (in thousands)(1)	4,110	4,239	5,189	5,889	7,189	8,582	9,064	9,419
Monthly average revenues per active paying account (in RMB)(2)	51.9	54.7	49.6	49.8	43.9	41.9	43.4	45.0

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our online games during a given quarter.

(2)	Average monthly revenues per active paying account refers to our online game revenues during a given quarter divided by quarterly active paying accounts, further divided by three.
Our net revenues from advanced casual games decreased as we released a major expansion pack for one of our significant advanced casual games in 2008 and did not release such an expansion pack in 2009. The following table sets forth our active paying accounts and average monthly revenues per active paying account for advanced casual games, for the periods indicated:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009
Quarterly active paying accounts (in thousands)(1)	1,661	1,421	1,380	961	1,052	1,152	1,209	1,014
Monthly average revenues per active paying account (in RMB)(2)	19.8	20.8	23.7	25.5	27.8	20.9	24.1	20.8

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our online games during a given quarter.

(2)	Average monthly revenues per active paying account refers to our online game revenues during a given quarter divided by quarterly active paying accounts, further divided by three.

Cost of revenues. Our cost of revenues increased 30% from RMB1,489.4 million in 2008 to RMB1,933.5 million (US$283.3 million) in 2009. This increase was primarily due to the following reasons:
• Platform fees increased 18% from RMB864.9 million in 2008 to RMB1,018.5 million (US$149.2 million) in 2009 primarily due to an increase in servers and services provided to support the growth in our game player base and in our revenues that we generated from our online games operations. Platform fees represented approximately 25.6% of our net revenues in 2008 compared to approximately 21.2% of our net revenues in 2009. The decrease in platform fees as a percentage of net revenues resulted primarily from the fact that following the reorganization, we pay Shanda Networking a service fee based upon a fixed percentage of the portion of the face value of prepaid cards distributed and used in our games which generally results in lower fees as a percentage of net revenues.
• Upfront and ongoing licensing fees for online games increased 53% from RMB520.9 million in 2008 to RMB797.1 million (US$116.8 million) in 2009 and represented approximately 15.4% and 16.6% of our net revenues in 2008 and 2009, respectively. The increase in upfront and ongoing licensing fees as a percentage of net revenues from 2008 to 2009 is primarily due to the commencement of amortization of upfront fee for new games launched in the second half of 2008 and 2009.
• Other expenses increased 14% from RMB103.6 million in 2008 to RMB117.9 million (US$17.3 million) in 2009 primarily due to an increase of amortization of intangible assets related to the acquisition of various companies and an increase in labor cost. Other expenses represented approximately 3.1% and 2.4% of our net revenues in 2008 and 2009, respectively.
Gross profit. As a result of the foregoing, our gross profit increased 52% from RMB1,887.4 million in 2008 to RMB2,873.2 million (US$420.9 million) in 2009. Our gross margin, which is equal to our gross profit divided by our net revenues, increased from 55.9% in 2008 to 59.8% in 2009.
Operating expenses. Our operating expenses increased 56% from RMB730.5 million in 2008 to RMB1,138.8 million (US$166.8 million) in 2009. This increase was primarily due to the following reasons:
• Our product development expenses increased 42% from RMB238.8 million in 2008 to RMB339.8 million (US$49.8 million) in 2009. The increase was primarily due to (i) an increase in salary and benefits from RMB182.8 million in 2008 to RMB239.2 million (US$35.0 million) in 2009 due to salary and headcount increases and (ii) an increase in outsourced product development costs from RMB24.1 million in 2008 to RMB57.4 million (US$8.4 million) in 2009 as a result of our investments through 18 Capital. Product development expenses represented approximately 7.1% of our net revenues in 2008 and 2009, respectively.
• Our sales and marketing expenses increased 112% from RMB204.5 million in 2008 to RMB432.9 million (US$63.4 million) in 2009. The increase was primarily due to (i) an increase in the number of prepaid cards sold, (ii) the impact of the new contractual arrangements with Shengfutong, effective July 1, 2008 and (iii) an increase in advertising and promotion expenses relating to our online games from RMB87.8 million in 2008 to RMB175.0 million (US$25.6 million) in 2009. Sales and marketing expenses represented approximately 6.1% and 9.0% of our net revenues in 2008 and 2009, respectively.
• Our general and administrative expenses increased 27% from RMB287.2 million in 2008 to RMB366.1 million (US$53.6 million) in 2009. This increase was primarily due to an increase in share-based compensation from RMB17.1 million in 2008 to RMB121.6 million (US$17.8 million) in 2009, arising from options granted to our directors, officers and employees in 2009, including an accumulated expense of RMB61.6 million (US$9.0 million) incurred upon the consummation of our initial public offering in the third quarter of 2009. The increase in expenses was offset in part by a decrease in general corporate expenses allocated from Shanda Interactive from RMB27.3 million in 2008 to RMB11.2 million (US$1.6 million) in 2009, due to the fact that after the reorganization, we operated as a standalone entity and assumed more of our general and administrative functions. General and administrative expenses accounted for approximately 8.4% and 7.6% of our net revenues in 2008 and 2009, respectively.
Income from operations. As a result of the foregoing, our operating income increased 50% from RMB1,156.9 million in 2008 to RMB1,734.4 million (US$254.1 million) in 2009. Our operating margin, which is equal to our operating profit divided by our net revenues, increased from 34.3% in 2008 to 36.1% in 2009.
Income before income tax expenses and equity in earning (loss) of affiliated companies. Our income before income tax expenses, equity in earning (loss) of affiliated companies increased 61% from RMB1,196.4 million in 2008 to RMB1,930.3 million (US$282.8 million) in 2009. This increase was primarily due to the increase in income from operations, as well as an increase in other income, namely, government incentives, which increased from RMB18.4 million in 2008 to RMB177.0 million (US$25.9 million) in 2009.

Income tax expenses. Our income tax expenses increased 72% from RMB249.9 million in 2008 to RMB428.7 million (US$62.8 million) in 2009, primarily due to (i) an increase of RMB183.5 million (US$26.9 million) in income taxes as a result of the increase in our pre-tax income from RMB1,196.4 million in 2008 to RMB1,930.3 million (US$282.8 million) in 2009 after applying the new enterprise income tax rate of 25%, (ii) an increase of RMB32.6 million(US$4.8 million) in accrued deferred tax liability related to withholding obligations arising from dividend that Shengqu declared to Shanda Games (HK) from RMB37.0 million in 2008 to RMB69.6 million (US$10.2 million) in 2009, and (iii) an increase of valuation allowance of RMB29.8 million from RMB41.0 in 2008 to RMB70.8 million (US$10.4 million) in 2009 for foreign tax credits due to the uncertainty surrounding their realization, The increase in income tax expenses was offset in part by a decrease of RMB103.8 million (US$15.2 million) in income tax expenses due to preferential tax rates enjoyed by certain of our PRC companies. As a result of the foregoing, our effective income tax rate increased from 21% in 2008 to 22% in 2009.
Equity in earning (loss) of affiliated companies. We incurred losses of RMB30.0 million (US$4.4 million) in 2009, as compared to a profit of RMB0.9 million in 2008, primarily as a result of our investments in two companies through 18 Capital.
Net income attributable to non-controlling interest. Our net income attributable to non-controlling interest increased from RMB11.9 million in 2008 to RMB18.6 million (US$2.7 million) in 2009, as a result of the increase in Actoz’s profitability.
Net income attributable to our company. Net income attributable to our company increased from RMB935.5 million in 2008 to RMB1,453.0 million (US$212.9 million) in 2009.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net revenues. Our net revenues increased 45% from RMB2,322.8 million in 2007 to RMB3,376.8 million (US$494.3 million) in 2008. Net revenues from MMORPGs increased from RMB2,016.1 million in 2007 to RMB2,987.8 million (US$437.4 million) in 2008. Net revenues from advanced casual games increased from RMB280.4 million in 2007 to RMB358.9 million (US$52.5 million) in 2008.
The increase in our net revenues from our advanced casual games was primarily due to an increase in revenues from our existing advanced casual games in the aggregate from RMB280.4 million in 2007 to RMB358.9 million (US$52.5 million) in 2008. In the four quarters of 2008, the number of active paying accounts for advanced casual games was 1.66 million, 1.42 million, 1.38 million and 0.96 million, respectively. The average monthly revenues per active paying account for our advanced casual games for the four quarters in 2008 were RMB19.8, RMB20.8, RMB23.7 and RMB25.5, respectively. The decrease in the number of active paying accounts was primarily due to the following factors: (i) in the third quarter of 2008, we licensed Crazy Kart to a subsidiary of Shanda Interactive and ceased to operate the game ourselves and (ii) the second and fourth quarters typically are slower due to seasonality factors. The average monthly revenues per active paying account for advanced casual games increased due to the release of updates and expansion packs and the introduction of new virtual items in our advanced casual games, as well as numerous promotions that we sponsored for our game players.
Cost of revenues. Our cost of revenues increased 18% from RMB1,261.1 million in 2007 to RMB1,489.4 million (US$218.1 million) in 2008. This increase was primarily due to the following reasons:
• Platform fees increased 18% from RMB735.4 million in 2007 to RMB864.9 million (US$126.6 million) in 2008 primarily due to the increased servers and services provided to support the growth in our game player base and of our revenues that we generated from our online games operations. The increase in the number of servers was partially offset by the elimination or combination of server groups for our existing online games, as well as the introduction of new virtualization technologies which improve server efficiency. Platform fees represented approximately 31.7% of our net revenues in 2007 compared to approximately 25.6% of our net revenues in 2008. The decrease in platform fees as a percentage of net revenues was primarily due to the impact of the new agreements with Shanda Online, effective July 1, 2008.

• Upfront and ongoing licensing fees for online games increased 21% from RMB429.6 million in 2007 to RMB520.9 million (US$76.3 million) in 2008 primarily due to the commercialization in 2008 of licensed games, which commences the amortization of the upfront licensing fees, and the increase of revenues derived from licensed games, which was partially offset by the decrease in ongoing license fees as a result of the consolidation of Actoz’s financial results beginning in the third quarter of 2007. Upfront and ongoing licensing fees for online games totaled approximately 18.5% and 15.4% of our net revenues in 2007 and 2008, respectively.
• Other expenses increased 8% from RMB96.1 million in 2007 to RMB103.6 million (US$15.2 million) in 2008, primarily due to an increase in salary and benefits. Other expenses totaled approximately 4.1% and 3.1% of our net revenues in 2007 and 2008, respectively.
Gross profit. As a result of the foregoing, our gross profit increased 78% from RMB1,061.7 million in 2007 to RMB1,887.4 million (US$276.2 million) in 2008. Our gross margin increased from 45.7% in 2007 to 55.9% in 2008.
Operating expenses. Our operating expenses increased 67% from RMB437.0 million in 2007 to RMB730.5 million (US$106.9 million) in 2008. This increase was primarily due to the following reasons:
•
Our product development expenses increased 75% from RMB136.4 million in 2007 to RMB238.8 million (US$35.0 million) in 2008, primarily due to (i) the launch of a bonus incentive plan at the end 2007 for our product development employees giving rise to an increase of RMB61.4 million in salary and benefit, (ii) an increase of RMB23.2 million in salary and benefits for Actoz’s employees due to Actoz becoming a consolidated entity beginning in July 2007 and (iii) an increase of RMB18.4 million in outsourced product development costs as a result of our investments through 18 Capital. Product development expenses totaled approximately 5.9% and 7.1% of our net revenues in 2007 and 2008, respectively.

•
Our sales and marketing expenses increased 63% from RMB125.4 million in 2007 to RMB204.5 million (US$29.9 million) in 2008, primarily due to an increase in the number of prepaid cards sold resulting in an increase of the service fees we pay to Shengfutong. See Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Agreements with Shanda Interactive.” Sales and marketing expenses totaled approximately 5.4% and 6.1% of our net revenues in 2007 and 2008, respectively.

•
Our general and administrative expenses increased 64% from RMB175.2 million in 2007 to RMB287.2 million (US$42.0 million) in 2008. This increase was primarily due to the following factors: (i) an increase of RMB49.1 million in business tax due to the increased services provided by Shengqu to the Shulong entities to support our online game operations, (ii) an increase of RMB25.4 million in salary and benefits from salary and headcount increases and (iii) an increase of RMB9.5 million in salary and benefits of Actoz’s employees as a result of the consolidation of Actoz beginning in July 2007. General and administrative expenses accounted for approximately 7.5% and 8.4% of our net revenues in 2007 and 2008, respectively.

Income from operations. As a result of the foregoing, our operating income increased 85% from RMB624.7 million in 2007 to RMB1,156.9 million (US$169.3 million) in 2008. Our operating margin increased from 26.9% in 2007 to 34.3% in 2008.
Income before income tax expenses and equity in earning (loss) of affiliated companies. Our income before income tax expenses and equity in earning (loss) of affiliated companies increased 76% from RMB679.7 million in 2007 to RMB1,196.4 million (US$175.1 million) in 2008. This increase was primarily due to the increase in income from operations.
Income tax expenses. Our income tax expenses increased 272% from RMB67.1 million in 2007 to RMB249.9 million (US$36.6 million) in 2008, primarily due to (i) an increase in our pre-tax income from RMB679.7 million in 2007 to RMB1,196.4 million (US$175.1 million) in 2008, which resulted in an increase in income tax expenses of approximately RMB90.5 million, (ii) the accrual of a deferred tax liability of RMB37.0 million (US$5.4 million) relating to withholding obligations arising from the dividend in the aggregate amount of US$102.6 million that we declared solely payable to Shanda Interactive, (iii) a valuation allowance of RMB41.0 million (US$6.0 million) for foreign tax credits due to the uncertainty surrounding their realization and (iv) the elimination of certain tax holidays as a result of the New EIT law, which increased Shengqu’s tax expense by RMB29.0 million (US$4.2 million) in 2008. As a result of the foregoing, our effective income tax rate increased from 10% in 2007 to 21% in 2008.
Equity in earning (loss) of affiliated companies. We incurred a loss of RMB13.6 million in 2007 due to the fact that Actoz, whose financial results we accounted for using the equity method in the first half of 2007, incurred losses in the first half of 2007. We achieved a gain of RMB0.9 million in 2008 due to the profitability of certain of our affiliates.
Net income attributable to non-controlling interest. Our net income attributable to non-controlling interest increased from RMB7.1 million in 2007 to RMB11.9 million (US$1.7 million) in 2008.
Net income attributable to our company. Net income attributable to our company increased from RMB591.9 million in 2007 to RMB935.5 million (US$136.9 million) in 2008.

B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
Beginning from July 1, 2008 which is the effective date of the reorganization, we have financed our operations through our internally generated cash from operations and the proceeds from our initial public offering of ADSs in September 2009. As of December 31, 2009, we had approximately RMB1,799.2 million (US$263.6 million) in cash and cash equivalents, of which RMB573.7 million (US$84.0 million) was held by Shanghai Shulong and its subsidiaries. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of our PRC operating companies in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations, we do not have direct access to the cash and cash equivalents or future earnings of our PRC operating companies. However, these cash balances can be utilized by us for our normal operations pursuant to the contractual arrangements with Shanghai Shulong that provide us with the substantial ability to control our PRC operating companies and their operations. See Item 4, “Information on the Company — Organizational Structure” and Item 10, “Additional Information — Exchange Controls.”
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in millions)

Net cash provided by operating activities	672.7	1,144.5	2,010.5	294.5
Net cash used in investing activities	(132.1)	(144.2)	(1,904.2)	(279.0)
Net cash used in financing activities	(376.0)	(748.3)	1,050.5	153.9
Effect of exchange rate changes on cash	(7.1)	(16.7)	13.5	2.1

Net increase in cash and cash equivalents	157.5	235.3	1,170.3	171.5
Cash, beginning of the period	236.1	393.6	628.9	92.1

Cash, end of the period	393.6	628.9	1,799.2	263.6

For the year ended December 31, 2009, we had net cash provided by operating activities of RMB2,010.5 million (US$294.5 million). This was primarily attributable to (i) our net income attributable to our company of RMB1,471.6 million, (ii) an add-back of the non-cash expenses in the amount of RMB366.9 million, including share-based compensation expenses, corporate expense allocation, depreciation of property and equipment, equity in loss of affiliated companies and amortization of intangible assets, (iii) a decrease of RMB130.5 million in accounts receivable from related parties, primarily Shengfutong, (iv) an increase of RMB31.7 million in licensing fees payable due to an increase in our revenues generated from licensed games, (v) an increase of RMB160.5 million in other payables and accruals, and (vi) an increase in taxes payable of RMB51.9 million due to an increase in our pre-tax income. Our net cash provided by operating activities was partially reduced by payment of upfront licensing fees and prepayment of upfront licensing fees of RMB125.5 million relating to new online games that we licensed from third parties and a decrease of RMB77.3 million in deferred revenue.
For the year ended December 31, 2008, we had net cash provided by operating activities of RMB1,144.5 million. This was primarily attributable to our net income attributable to our company of RMB947.4 million, an increase of RMB111.2 million in deferred revenue due to the increased proceeds received from our distributors for the sale of prepaid cards for the period prior to the reorganization and from Shengfutong beginning as of the reorganization, which were for the sale of prepaid cards and subsequently activated and charged to our games to purchase virtual items or time units in our online games but had not yet been recognized as net revenues, an increase of RMB60.1 million in licensing fees payable due to an increase in our revenues generated from licensed games and an increase of RMB48.2 million in taxes payable due to the increase in our pre-tax income. Our net cash provided by operating activities was partially reduced by an increase of RMB233.7 million in receivable due from related parties, primarily Shengfutong, an add-back of the non-cash expenses including share-based compensation expenses, corporate expense allocation, depreciation of property and equipment and amortization of intangible assets in the amount of RMB209.4 million and the payment of RMB75.5 million in upfront licensing fees and prepayment for upfront license fees relating to new online games that we licensed from third parties.
For the year ended December 31, 2007, we had net cash provided by operating activities of RMB672.7 million, which was primarily attributable to our net income attributable to our company of RMB599.0 million, an increase of RMB100.4 million in deferred revenue due to the increased proceeds received from our distributors for the sale of prepaid cards which are required to purchase virtual items or time units in our online games and an increase of RMB70.8 million in payable due to related parties for the support of our online games operations. Our net cash provided by operating activities was partially offset by the payment of RMB273.8 million in upfront licensing fees and prepayment for upfront license fees relating to new online games that we licensed from third parties, a decrease of RMB46.1 million in license fee payable to a related party as a result of the consolidation of Actoz beginning as of July 1, 2007, an add-back of the non-cash expenses including share-based compensation expenses, corporate expense allocation, depreciation of property and equipment and amortization and impairment of intangible assets in the amount of RMB210.6 million and deferred taxes in the amount of RMB37.3 million.

In 2009, we had net cash used in investing activities of RMB1,904.2 million (US$279.0 million). This was primarily attributable to a net increase in time deposits with maturity dates over three months of RMB502.3 million, payments of RMB108.6 million for the purchase of property, equipment, software and intangible assets, the deposit of RMB702.1 million to a bank in China as collateral for a loan in the amount equal to the U.S. dollar equivalent, the purchase of the equity interest in Actoz from Shanda Interactive for RMB479.7 million, and the acquisition of Chengdu Simo and its affiliates for RMB112.2 million.
In 2008, we had net cash used in investing activities of RMB144.2 million (US$21.1 million). This was primarily attributable to a net increase in time deposits with maturities of over three months of RMB46.7 million, the payment of RMB58.9 million for the purchase of property, equipment, software and intangible assets, the payment of loan receivables of RMB14.0 million and the repurchase by Actoz of its own shares of RMB17.9 million.
In 2007, we had net cash used in investing activities of RMB132.1 million. This was attributable primarily to an increase of RMB86.7 million in time deposits with maturities of over three months, the payment of RMB85.2 million for the purchase of property, equipment, software and intangible assets, the payment of loan receivables of RMB12.0 million and the payment of RMB56.5 million for the acquisition of Chengdu Aurora, net of cash acquired. This amount was offset by RMB112.2 million in cash received upon consolidation of Actoz contributed by Shanda Interactive.
In 2009, we had net cash provided in financing activities of RMB1,050.5 million (US$153.9 million). This was primarily attributable to net proceeds from our initial public offering of RMB1,041.2 million, and cash received from a loan of RMB1,077.7 million, offset by a repayment of a loan of RMB375.6 million and payment in the amount of RMB700.4 million to Shanda Interactive relating to a dividend we had declared prior to the consummation of our initial public offering. We had net cash used in financing activities of RMB748.3 million in 2008 and RMB376.0 million in 2007, respectively, which was primarily due to a dividend to Shanda Interactive we had declared prior to the consummation of our initial public offering.
We believe that our existing cash and cash equivalents, cash flows from operations, short-term investments and marketable securities will be sufficient to meet the anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. We may sell additional equities or obtain credit facilities to enhance our liquidity position or to or increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Please see Item 10, “Additional Information — Exchange Controls” for a discussion of impediments to capital flows in and out of China.
From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. Please see Item 4, “Information on the Company — Our Online Game Development and Sourcing Model — Investment and Acquisition” for a description of our significant investments and acquisitions.
Capital Expenditures
Our capital expenditures amounted to RMB40.0 million, RMB62.0 million, and RMB113.7 million (US$16.7 million) in 2007, 2008 and 2009, respectively.
Our capital expenditures in 2007, 2008 and 2009 principally consisted of purchases of, or investments in, our online game network infrastructure, which we funded primarily from net cash flow from operations. We expect our capital expenditures in 2010 and 2011 to primarily consist of leasehold improvements, purchases of additional servers, computer software and equipment. In addition, we expect that our capital expenditures will increase in the future as our online game business continues to develop and expand and as we make technological improvements to our network infrastructure and purchase other intangible assets.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We focus our research and development activities principally on the development of updates, expansion and sequels of our online game related content and the development of integrated service platform.
Our research and development efforts and plans consist of:
•	outsourcing and in-house development of updates, expansions and sequels of our existing online game related content;
•	sourcing new games via co-development, investment and in-house development;

•
Improving, via internal and outsourcing research and development, our integrated service platform, including our digital content delivery system, unified billing and payment system, customer relationship management system, and user authentication system and related security; and

•	improving our server management and control systems.
Our product development expenses were RMB136.4 million, RMB238.8 million and RMB339.8 million (US$49.8 million) in 2007, 2008 and 2009, respectively.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. OFF-BALANCE SHEET ARRANGEMENTS
Other than Shengqu’s loan denominated in United States dollars and collateralized with Renminbi as described further in Item 5 “Operating and Financial Review and Prospects - Contractual Obligations and Commercial Commitments,” we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	More Than 3 Years
	(RMB in millions)
Operating lease obligations:
Office premises	10.9	6.8	4.1	—
Computer servers, software and equipment	39.1	32.4	6.7	—

Total contractual obligations	50.0	39.2	10.8	—
As of December 31, 2009, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB84.9 million, RMB96.9 million and RMB133.4 million (US$19.5 million) in 2007, 2008 and 2009, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2009, we had entered into maintenance contracts in relation to the servers we owned amounting to RMB39.1 million (US$5.7 million).
As of December 31, 2009, we did not have any material capital lease obligations.
In June 2009, Shengqu entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million to be repaid in June 2010. The loan accrues interest at 1.35% per annum and is collateralized with a cash deposit of RMB702.1 million by Shengqu. The interest earned from the Renminbi cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of U.S. dollar to RMB at 6.8445 at the time it repays the U.S. dollar loan. We recorded the foreign currency forward contract as a derivative and marked-to-market at each balance sheet date. The loan is re-measured at each period end to Shengqu’s functional currency and is netted off against its RMB cash deposit due to the existence of a legal setoff right. As of December 31, 2009, the financial liability related to the forward contract is not material.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information relating to our directors and executive officers as of March 31, 2010. The business address of each of our directors and executive officers is No. 1 Office Building, 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position

Qunzhao Tan(1)	34	Chairman of the Board of Directors and Chief Executive Officer
Tianqiao Chen(1)	36	Director
Danian Chen(1)	31	Director
Lai Xing Cai(2)	67	Independent Director
Andy Lin(2)	36	Independent Director
Heng Wing Chan(2)	63	Independent Director
Hai Ling	40	President
Richard Wei	47	Chief Financial Officer
Xiangdong Zhang	34	Chief Producer
Jisheng Zhu	37	Chief Technology Officer and Acting Chief Operating Officer
Thomas Yih	36	General Counsel

(1)	Member of the compensation committee.

(2)	Member of the audit committee.
Qunzhao Tan has served as the chairman of our board of directors since May 2009 and as our chief executive officer since January 2010. Prior to joining us, Mr. Tan served as the president of Shanda Interactive since April 2008 and the chief technology officer of Shanda Interactive since July 2003. Mr. Tan is also a member of the board of directors of Shanda Interactive and Actoz. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology and an Executive Master of Business Administration degree from Peking University.
Tianqiao Chen has served as our director since June 2008. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen established Shanda Networking with Mr. Danian Chen in December 1999. Mr. Chen also serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange, and Hurray! Holding Co., Ltd., which is listed on the Nasdaq Global Market. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.
Danian Chen has served as our director since June 2008. Mr. Danian Chen is one of the co-founders and established Shanda Networking with Mr. Tianqiao Chen in 1999. Mr. Danian Chen has served in various capacities at Shanda Interactive, mostly recently as the chief operating officer beginning in April 2008. Mr. Chen is also a member of the board of directors of Shanda Interactive, a position which he has held since its inception in 1999, and a member of the board of directors of Hurray!. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.
Lai Xing Cai has served as our director since May 2009. Mr. Cai had served as the chairman of Shanghai Industrial Investment (Holdings) Co., Ltd. from 1996 to 2008. He was formerly a Deputy Secretary of the Shanghai Municipal Government and was responsible for economic planning, finance and research. In addition, he was Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government’s Research Office. He has decades of experience in economics, finance and enterprise management. In 1988, in recognition of his outstanding contribution, he was accredited as a State-Class Economist. Mr. Cai is currently a member of the National Committee of the Chinese People’s Political Consultative Conference. Mr. Cai graduated from Tongji University.
Andy Lin has served as our director since May 2009. Mr. Lin currently serves as the general manager of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the CSRC as a regulator. Mr. Lin obtained a master’s degree in economics from Fudan University and a Master of Business Administration degree from Harvard Business School.
Heng Wing Chan has served as our director since June 2009. Mr. Chan currently serves as the chief China representative of Temasek Holdings (Pte) Ltd., an investment company based in Singapore and wholly owned by the Singapore Ministry of Finance. Mr. Chan is primarily responsible for managing Temasek’s relationships with foreign governments and private enterprises. He previously worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations and as Singapore’s Ambassador to Thailand for four years. Mr. Chan also served as the press secretary to Prime Minister Goh Chok Tong before serving as Singapore’s Consul General in Hong Kong for five years, including the period of Hong Kong’s handover to China. Prior to his diplomatic career, Mr. Chan was a television producer and commentator. Mr. Chan holds a bachelor’s degree in philosophy from the University of Singapore and a post graduate degree from Columbia Graduate School of Journalism.
Hai Ling has served as our president since April 2008. Mr. Ling previously served in numerous capacities at Shanda Interactive, including senior vice president since August 2005 and vice president from August 2003 to August 2005. Prior to joining Shanda Interactive, Mr. Ling served as general manager of Powerise Technology Co. from 1997 to 2003. Mr. Ling is also a member of the board of directors of Actoz. Mr. Ling holds a bachelor’s degree in computer science and technology from the National University of Defense Technology.

Richard Wei has served as our chief financial officer since April 2009. Prior to joining our company, Mr. Wei served as the chief financial officer of Spreadtrum Communications, a leading provider of baseband processor solutions for the wireless communications market, from January 2007 to March 2009, Silicon Motion Technology Corporation, a leading provider of flash memory controllers, from April 2005 to January 2007, KongZhong Corporation, a wireless value added service provider, from February 2003 to April 2005, ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 to February 2004 and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 to July 2002. Mr. Wei was a research associate at the Harvard Business School from 1993 to 1994. He also served as a systems engineer at IBM from 1985 to 1991. Mr. Wei holds a bachelor’s degree in computer science from the Massachusetts Institute of Technology and a Master of Business Administration degree from Cornell University.
Xiangdong Zhang has served as our chief producer since April 2008. Mr. Zhang previously served in numerous capacities at Shanda Interactive, including senior vice president of Shanda Interactive since June 2006, vice president from July 2005 to June 2006 and the director of its product management center from 2001 to July 2005. Prior to joining Shanda Interactive, Mr. Zhang served as the editor-in-chief of the game channel at China.com from 1999 to 2001. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry.
Jisheng Zhu has served as our chief technology officer since April 2008 and our acting chief operating officer since December 2008. Mr. Zhu previously served in numerous capacities at Shanda Interactive, including vice president from July 2006 to April 2008, director of technical support center from January 2005 to June 2006 and a manager of Shanda Interactive’s network security department from May 2003 to December 2004. Prior to joining Shanda Interactive, Mr. Zhu served as the engineering service director of Kingnet Security Inc. from 2001 to 2003 and as the Director of Product Development in Eachnet.com from 2000 to 2001. Mr. Zhu holds a master’s degree in automatic control from East China University of Science and Technology and an Executive Master of Business Administration degree from Peking University.
Thomas Yih has served as our general counsel since August 2009. He previously served as the general counsel of Shanda Interactive from October 2007 to August 2009. Prior to joining Shanda Interactive, Mr. Yih was an attorney at an international law firm from September 2006 to October 2007 and senior counsel for a technology company listed on both New York Stock Exchange and Hong Kong Stock Exchange from July 2002 to September 2006. Mr. Yih holds a bachelor’s degree in political science and economics from Columbia University and a juris doctor degree from Fordham University School of Law.
Duties of Directors
Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
The functions and powers of our board of directors include, among others:
•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;
•	implementing shareholders’ resolutions;
•	determining our business plans and investment proposals;
•	formulating our profit distribution plans and loss recovery plans;
•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;
•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;
•	proposing amendments to our amended and restated memorandum and articles of association; and
•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association
Terms of Directors and Executive Officers
Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

B. COMPENSATION
In 2009, the aggregate cash compensation paid to our directors and executive officers as a group was RMB17.7 million (US$2.6 million). We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
Equity Compensation Plans
In November 2008, in order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, our board of directors and our shareholder adopted our 2008 Equity Compensation Plan to attract, motivate, reward and retain selected employees and other eligible persons, and hence to drive the success of our business. Our 2008 Equity Compensation Plan was subsequently amended in September 2009. Our 2008 Equity Compensation Plan provides for the issuance of up to 44,000,000 Class A ordinary shares.
Our 2008 Equity Compensation Plan is administered by our compensation committee, which has the discretion to award equity compensation grants. Subject to the provisions of the 2008 Equity Compensation Plan, including the limits upon the number of ordinary shares reserved for issuance under these plans, our compensation committee determines who will receive equity compensation awards, the type and timing of awards to be granted, vesting schedules, exercise prices and other terms and conditions of the awards.
The table below sets forth the option grants made to our directors and executive officers pursuant to the 2008 Equity Compensation Plan as of March 31, 2010.

	Number of Class A
	Ordinary Shares to be	Exercise Price
	Issued Upon Exercise of	per Class A	Date of	Date of
Name	Options	Ordinary Share	Grant	Expiration
		(in US$)
Qunzhao Tan	*	3.40	March 19, 2010	March 19, 2020
	*(1)	—	September 7, 2009	September 7, 2019
Tianqiao Chen	—	—	—	—
Danian Chen	*(1)	—	September 7, 2009	September 7, 2019
Lai Xing Cai	*(1)	—	September 7, 2009	September 7, 2019
Andy Lin	*(1)	—	September 7, 2009	September 7, 2019
Heng Wing Chan	—	—	—	—
Hai Ling	*	3.20	November 14, 2008	November 14, 2018
Richard Wei	*	3.20	April 1, 2009	April 1, 2019
Xiangdong Zhang	*	3.20	November 14, 2008	November 14, 2018
Jisheng Zhu	*	3.20	November 14, 2008	November 14, 2018
Thomas Yih	*(1)	—	September 7, 2009	September 7, 2019

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

(1)	Restricted shares
C. BOARD PRACTICES
Term and Severance Provisions of Directors and Executive Officers
Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
Our board has determined that three members of our board of directors, namely Mr. Cai, Mr. Chan, and Mr. Lin are “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.
Board Committees
Our board of directors has established an audit committee and a compensation committee.
Audit Committee. Our audit committee currently consists of Lai Xing Cai, Andy Lin and Heng Wing Chan, who are our independent directors. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, or the Exchange Act. In addition, our board of directors has determined that Lai Xing Cai qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Listing Rules.

Our audit committee will be responsible for, among other things:
•	selecting independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	setting clear hiring policies for employees or former employees of the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related-party transactions;
•	discussing the annual audited financial statements with management and the independent auditors;
•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
•	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;
•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions;
•	reviewing policies with respect to risk assessment and risk management;
•	reviewing our disclosure controls and procedures and internal control over financial reporting;
•
timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•
establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
•	meeting separately, periodically, with management, the internal auditors and the independent auditors.
Compensation Committee. Our current compensation committee consists of Qunzhao Tan, Tianqiao Chen and Danian Chen.
Our compensation committee will be responsible for:
•	making and reviewing recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;
•	determining and reviewing bonuses for our officers and other employees;
•	determining and reviewing stock-based compensation for our directors, officers, employees and consultants;
•	administering our equity incentive plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

D. EMPLOYEES
As of December 31, 2008 and March 31, 2010, we had 1,407 and 2,254 full-time employees, respectively. The following table sets forth the number of our employees by function as of March 31, 2010.

	Number of	Percentage
	Employees	of Total
Product development(1)	1,517	67.3%
Sales and marketing	184	8.2%
General and administration	190	8.4%
Technical support and customer service	363	16.1%
Total	2,254	100.0%

(1)	Includes game development personnel.
Our employees who are PRC citizens are members of a labor union that represents employees with respect to labor disputes and other employee matters. The labor union does not represent employees for the purpose of collective bargaining. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.
E. SHARE OWNERSHIP
Please see Item 7.A.
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2010:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 576,087,000 ordinary shares outstanding as of December 31, 2009.

Shares Beneficially Owned
Percentage
of
Name	Number	Total
Shanda Interactive Entertainment Limited(1)	409,087,000	71.0%
Qunzhao Tan	*	*
Tianqiao Chen	—	—
Danian Chen	*	*
Lai Xing Cai	*	*
Andy Lin	*	*
Heng Wing Chan	—	—
Hai Ling	*	*
Richard Wei	*	*
Xiangdong Zhang	*	*
Jisheng Zhu	*	*
Thomas Yih	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

(1)
Consists of 409,087,000 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly-owned subsidiary of Shanda Interactive Entertainment Limited. Shanda Interactive Entertainment Limited is a publicly listed company whose ADSs trade on the Nasdaq Global Market under the symbol “SNDA.” Shanda SDG Investment Limited’s address is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. With respect to matters requiring a shareholder vote, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as one class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Holders of Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. JPMorgan Chase Bank, or JPMorgan, the depositary of our ADSs, has advised us that as of December 31, 2009, of the 576,087,000 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 29% of our ordinary shares were held of record by DTC, under the nominee name of CEDE & CO, on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.
B. RELATED PARTY TRANSACTIONS
Contractual Arrangements with Shanghai Shulong and Its Shareholders
To comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our online game business through Shanghai Shulong, which we control through a series of contractual arrangements between our PRC subsidiaries and Shanghai Shulong and/or its shareholders, and through Shulong Computer and Nanjing Shulong, which are wholly-owned subsidiaries of Shanghai Shulong. See Item 4, “Information on the Company — Organizational Structure.”
Transactions and Agreements with Shanda Interactive
Prior to the reorganization, our online game business was operated by Shanda Interactive through its various subsidiaries and VIEs. Effective July 1, 2008, pursuant to the reorganization, we assumed substantially all of the assets and liabilities related to the online game business. As a result of the reorganization, we conduct the online game business through our PRC operating companies.
In connection with the reorganization, we entered into agreements with Shanda Interactive with respect to various ongoing relationships between Shanda Interactive and us.
Master Separation Agreement
The Master Separation Agreement between Shanda Interactive and us contains key provisions regarding the transfer of assets and liabilities related to the online game business (including applicable intellectual property rights) from Shanda Interactive to us and the transfer of assets and liabilities unrelated to the online game business from us to Shanda Interactive. The following is a brief summary of the material provisions of the Master Separation Agreement.
Contribution and Transfer. Shanda Interactive agreed to transfer to us the entire share capital of Shanda Games (HK), its rights under various agreements relating to the servers we lease, and the deferred revenues, the intellectual property rights and other tangible properties related to the online game business. We agreed to transfer to Shanda Interactive all of our real properties, intellectual property rights and other tangible properties unrelated to the online game business.
Indemnification. Pursuant to the Master Separation Agreement, we are responsible for all liabilities associated with the assets and operations related to the online game business, while Shanda Interactive is responsible for all liabilities associated with Shanda Interactive’s other assets and operations, in each case, regardless of the time those liabilities arise. The Master Separation Agreement also contains indemnification provisions under which we and Shanda Interactive indemnify each other with respect to breaches of the Master Separation Agreement or any related intercompany agreement.
Liability Release. We release Shanda Interactive from all liabilities associated with the assets and operations related to the online game business transferred to us, and Shanda Interactive releases us from liabilities associated with all of Shanda Interactive’s other assets and operations, in each case regardless of the time those liabilities arise.
No Representations or Warranties. Except as expressly set forth in the Master Separation Agreement or other documents, neither we nor Shanda Interactive make any representation or warranty to each other relating to the transaction contemplated in the Master Separation Agreement.
New VIE Agreements and New Game Licensing Agreements. As a part of the reorganization, Shengqu entered into VIE agreements with Shanghai Shulong. Shengqu also terminated its game licensing agreements with Shanda Interactive’s VIEs and entered into new game licensing agreements with the Shulong entities, granting the Shulong entities rights which had previously been granted to Shanda Interactive’s VIEs.
Furthermore, we agreed not to amend or terminate any of our contracts with third parties that were entered into for the benefit of Shanda Interactive and its subsidiaries and VIEs. We also agreed to take actions reasonably requested by Shanda Interactive to enable Shanda Interactive or its subsidiaries to receive substantially the same rights and benefits received by us under such contracts with third parties.

Amended and Restated Non-Compete and Non-Solicitation Agreement
Under the Amended and Restated Non-Compete and Non-Solicitation Agreement between Shanda Interactive and Shanda Games, Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to engage in the online game business, which refers to the sourcing, development, operation and licensing of online games and related intellectual property rights and activities incidental to such business, anywhere in the world, except that (i) certain of Shanda Interactive’s subsidiaries may continue to engage in their current PC network and e-sports platform businesses, online interactive music community, and online chess and board game platform business, (ii) Shanda Interactive may acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game business and (iii) Shanda Interactive may operate virtual communities with certain online game features provided that such features do not constitute the core business model of such community. In addition, the agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%.
Furthermore, Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to solicit any customer, supplier or any other third party having any business relationship with us or any of our employees.
Amended and Restated Cooperation Agreement
Pursuant to the Amended and Restated Cooperation Agreement between Shanda Networking, a VIE of Shanda Online, and its subsidiary, Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, we have engaged Shanda Networking and Nanjing Shanda to provide certain services to us for a period of five years commencing July 1, 2008. The services Shanda Networking and Nanjing Shanda have agreed to provide us include, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services. We pay Shanda Networking a service fee, which we record as a portion of platform fees in our cost of revenues, equal to 15.5% of the portion of the face value of the prepaid cards that are used in our online games. In order to lock-in the 15.5% fixed percentage, we agreed to a five-year contract period with Shanda Networking and Nanjing Shanda and committed to generate at least RMB200 million in revenues per month. Under the terms of the Amended and Restated Cooperation Agreement, we are not permitted to engage any other party to provide such services to us, while Shanda Networking is permitted to provide such services to other parties.
The Amended and Restated Cooperation Agreement will be automatically extended for one year if neither party gives written objection three months prior to the expiration date of such agreement. Each party has the right to terminate this agreement if the other party fails to perform its obligations under the agreement or any key term of the agreement violates any PRC law, or upon the other party’s bankruptcy, insolvency or any other breaches of this agreement.
In 2009, we paid Shanda Networking pursuant to the Amended and Restated Cooperation Agreement and Shengfutong pursuant to the Amended and Restated Sales Agency Agreement as described below, an aggregate of RMB1,099.2 million (US$161.0 million).
Amended and Restated Sales Agency Agreement
Pursuant to the Amended and Restated Sales Agency Agreement between Shengfutong, a VIE of Shanda Online, and the Shulong entities, Shengfutong has agreed, for a period of five years commencing July 1, 2008, to be the sales agent of the Shulong entities for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games through Shanda Networking’s integrated service platform. For each prepaid card sold, we pay Shengfutong a service fee, which we record as a portion of sales and marketing expenses in our operating expenses, equal to the difference between (i) the amount Shengfutong receives from the sale of such card and (ii) 83.5% of the face value of each prepaid card that are used in our online games. In order to lock-in the fixed percentage, we agreed to a five-year contract period with Shengfutong and committed to generate at least RMB200 million in revenues per month. Under the terms of the Amended and Restated Sales Agency Agreement, we are not permitted to engage any other party to provide such services to us, while Shengfutong is permitted to provide such services to other parties.
The Amended and Restated Sales Agency Agreement will be automatically extended for one year if neither party gives written objection 90 days prior to the expiration date of such agreement. Each party has the right to terminate this agreement if the other party fails to perform its obligations under the agreement or any key term of the agreement violates any PRC law, or upon the other party’s bankruptcy, insolvency or any other breaches of the agreement.
In 2009, we paid Shanda Networking pursuant to the Amended and Restated Cooperation Agreement and Shengfutong pursuant to the Amended and Restated Sales Agency Agreement as described above, an aggregate of RMB1,099.2 million (US$161.0 million).

Domain Names and Trademarks License Agreement
Pursuant to the Domain Names and Trademarks License Agreement between Shanda Computer and Shengqu, Shanda Computer licenses to Shengqu on a nonexclusive, nontransferable and royalty-free basis, certain domain names and trademarks, including “Shanda.”
Deferred Revenues Transfer Agreement
The Deferred Revenues Transfer Agreement among Shanda Networking and its subsidiaries, the Shulong entities and Shengfutong, sets forth certain transitional arrangements with respect to prepaid cards which had been sold to distributors and/or users prior to the reorganization but had yet to be activated, as well as any remaining balance in game player’s accounts, to reflect the transfer of the online game business to us as a result of the reorganization.
In the future, for so long as Shanda Interactive remains our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Shanda Interactive that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Listing Rules and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unaffiliated third party. In assessing a related party transaction, the audit committee will be required to consider such factors as (i) the benefits to us of the transaction; (ii) whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.
Lease of Office Facilities
We lease our office space of approximately 9,000 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, from Shanda Interactive.
Transfer of Actoz
In the second quarter of 2009, Shanda Interactive transferred its entire equity interest in Actoz to us for a cash consideration of US$70.2 million.
Payment of Dividend
See Item 8, “Financial Information — Dividend Policy.”
Other Related Party Transactions
Game License Agreement. On November 26, 2008, we entered into an agreement with Actoz to extend the term of our exclusive license to operate Mir II in China for up to eight years commencing from September 28, 2009. We have also entered into agreements with Actoz for an exclusive license to operate other online games in China, such as Lazeska. Shanda Games owned approximately 52.0% of the outstanding stock of Actoz as of December 31, 2009.
Others. In addition to the agreements set forth above under “- Transactions and Agreements with Shanda Interactive”, we expect to enter into new agreements, or make amendments to our existing agreements, with Shanda Interactive and/or its subsidiaries or affiliates in the ordinary course of business. For example, we have entered, and expect to enter in the future, agreements with Shanda Interactive’s subsidiaries or affiliates to purchase and sell advertising space relating to our games, to license our games to these companies to expand our user base, and receive certain consulting services.
We will submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Stock Market Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. In assessing a related party transaction, the Audit Committee shall consider all relevant factors when determining whether to approve a related-party transaction, including (i) the benefits to the Company of the transaction, (ii) whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, (iii) the materiality of the transaction to the Company, and (iv) the extent of the related party’s interest in the transaction.

Item 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
Please see Item 18, “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.
Legal Proceedings
We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. We may also initiate legal proceedings in order to protect our contractual and property rights. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Dividend Policy
In 2009, we declared an aggregate of RMB700.4 million (US$102.6 million) in cash dividends payable solely to Shanda Interactive, our parent. As of December 31, 2009, we had paid Shanda all of the dividends declared in 2009.
Future cash dividends, if any, will be declared at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant.
Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our Class A ordinary shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars, subject to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of ADSs in any means it deems legal, fair and practical.
B. SIGNIFICANT CHANGES
Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:
On January 8, 2010, we announced our intention to acquire Goldcool.
On January 10, 2010, we announced our intention to acquire Mochi Media.
On January 22, 2010, we announced the appointment of Qunzhao Tan as our new chief executive officer to replace Diana Li who resigned on the same date.
On March 1, 2010, we announced that we expected our net revenues in the first quarter of 2010 to decrease by approximately 10-15% quarter-over-quarter primarily as a result of an expansion pack we introduced in Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game.
On March 1, 2010, we announced that our board of directors had authorized us to repurchase up to $150 million worth of our outstanding American Depositary Shares from time to time over the next twenty four (24) months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations.
Item 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Price Range of American Depositary Shares
Our ADSs are listed on the NASDAQ Global Select Market under the symbol “GAME.” Trading in our ADSs commenced on September 25, 2009.
The following table provides the high and low reported closing prices for our ADSs on the NASDAQ Global Select Market for (1) each quarter in the most recent fiscal year and the most recent quarter and (2) each of the most recent six months. On April 28, 2010, the last reported closing price for our ADSs was US$6.98 per ADS.

	Market Price
	(US$)
	High	Low
Yearly high and lows
Year 2009 (from September 25, 2009)	$11.70	$8.79

Quarterly highs and lows:
Third quarter 2009 (from September 25, 2009)	$11.70	$10.75
Fourth quarter 2009	$11.40	$8.79
First quarter 2010	$10.90	$6.41
Second quarter 2010 (through April 28)	$7.53	$6.98

Monthly highs and lows:
October 2009	$11.26	$8.79
November 2009	$11.40	$9.96
December 2009	$10.73	$9.31
January 2010	$10.90	$8.50
February 2010	$8.95	$8.22
March 2010	$7.42	$6.41
April 2010 (through April 28)	$7.53	$6.98

B. PLAN OF DISTRIBUTION
Not applicable
C. MARKETS
Our ADSs, each representing two of our ordinary shares, have been listed on The NASDAQ Global Select Market since September 25, 2009 under the symbol “GAME.”
D. SELLING SHAREHOLDER
Not applicable
E. DILUTION
Not applicable
F. EXPENSES OF THE ISSUE
Not applicable
Item 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009.
C. MATERIAL CONTRACTS
We have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report.
D. EXCHANGE CONTROLS
Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, and the Korean Won, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rats for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

In October 2005, SAFE promulgated regulations that require registration with local SAFE in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions.
The SAFE regulations retroactively require registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.
For more information about foreign exchange control and other foreign exchange regulations in China, see Item 3, “Key Information — Risk Factors.”
E. TAXATION
The following is a general summary of certain Cayman Islands, the People’s Republic of China and U.S. federal income tax considerations relevant to holders of our Class A ordinary shares or ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any prospective holder of our Class A ordinary shares or ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
PRC taxation of us and our corporate group
We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Shanda Games (HK), our equity interest in Shengqu, our subsidiary in the PRC. Our business operations are principally conducted through the Shulong entities. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Shanda Games (HK) is a Hong Kong company and owns 100% of each of our PRC subsidiaries, under the aforesaid arrangement, any dividends that any of our PRC subsidiaries pays Shanda Games (HK) will likely be subject to a withholding tax at the rate of 5% if Shanda Games (HK) and we are not considered to be PRC tax resident enterprises as described below. See “Risk Factors — Risks Relating to the People’s Republic of China — There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.”
Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team, as well as the management team of Shanda Games (HK), are located in China. If we or Shanda Games (HK) are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25.0%.

PRC taxation of our overseas shareholders
The implementation rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we or Shanda Games (HK) are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas holders of our Class A ordinary shares or ADS holders as well as gains realized by such holders of our Class A ordinary shares or ADS holders from the transfer of our Class A ordinary shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax. For detailed discussions, please see Item 3, “Key Information — Risk Factors — Risks Relating to Our ADSs — We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.”
United States Federal Income Tax Considerations
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds Class A ordinary shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:
• certain financial institutions;
• dealers or traders in securities who use a mark-to-market method of tax accounting;
• persons holding Class A ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Class A ordinary shares or ADSs;
• persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
• entities classified as partnerships for U.S. federal income tax purposes;
• tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
• persons that own or are deemed to own Class A ordinary shares or ADSs representing ten percent or more of our voting stock;
• persons who acquired Class A ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or
• persons holding Class A ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class A ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisers as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of the Class A ordinary shares or ADSs.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.
A “U.S. Holder” is a holder who is a beneficial owner of Class A ordinary shares or ADSs and is for U.S. federal income tax purposes:
• a citizen or resident of the United States;
• a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.
U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A ordinary shares or ADSs in their particular circumstances.
Taxation of Distributions. Subject to the passive foreign investment company rules described below, distributions paid on our Class A ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, may be taxable at reduced rates up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NASDAQ, where our ADSs are listed. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive in respect of our Class A ordinary shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
As described in “Taxation — People’s Republic of China Taxation — PRC taxation of us and our corporate group,” if we were deemed to be a tax resident enterprise under PRC tax law, dividends paid with respect to our Class A ordinary shares or ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations (including, among other things, a specified minimum holding period for the Class A ordinary shares or ADSs during which a U.S. Holder is not protected from risk of loss), and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.
Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the Depositary’s receipt, of the dividend.
Sale or Other Disposition of Ordinary Shares or ADSs. Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the relevant Class A ordinary shares or ADSs and the amount realized on the disposition. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
As described in “Taxation — People’s Republic of China Taxation — PRC taxation of us and our corporate group,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our Class A ordinary shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S. source income, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC withholding tax on disposition of gains in their particular circumstances.
Passive Foreign Investment Company Rules. Based on the composition of our income and assets and the value of our assets, including goodwill, we do not believe we were a PFIC for 2009. That determination is subject to uncertainty, however, both because it is not clear how the contractual arrangements between our PRC subsidiaries and Shanghai Shulong will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain components of our revenue. The determination of whether a company is a PFIC is made annually after the end of each taxable year and our expectation as to our PFIC status is based on factors which may change, we cannot assure you that we will not be a PFIC for the taxable year ending December 31, 2009 or any future taxable year.

In general, a foreign corporation is a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. If a corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned subsidiary’s assets and receiving its proportionate share of the 25%-owned subsidiary’s income.
If we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own equity interests were also a PFIC (“Lower-tier PFICs”), U.S. Holders would be deemed to own their proportionate share of the Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.
It is possible that we may be a PFIC in the current or any future taxable year due to our asset or income composition or the value of our assets. The value of our assets may depend on the market value of our equity, which may fluctuate considerably given that the market prices of Internet and online game companies historically have been volatile. If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares or ADSs, the U.S. Holder would be subject to special tax rules discussed below.
If we were a PFIC for any taxable year during which a U.S. Holder held our Class A ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A ordinary shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on Class A ordinary shares or ADSs exceeds 125% of the average of the annual distributions on such shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.
Alternatively, if we were a PFIC and if the Class A ordinary shares or ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A ordinary shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ is a qualified exchange for this purpose.
If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Class A ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Class A ordinary shares or ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections, which if available would result in tax treatment different from the general tax treatment for PFICs described above (which alternative tax treatment could, in certain circumstances, mitigate the adverse tax consequences of holding shares in a PFIC).
If we were a PFIC for any year during which a U.S. Holder held our Class A ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder held the Class A ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns Class A ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding. Payments of dividends with respect to our Class A ordinary shares or ADSs and sales proceeds from the sale, exchange or redemption of our Class A ordinary shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
F. DIVIDENDS AND PAYING AGENTS
Not applicable
G. STATEMENTS BY EXPERTS
Not applicable
H. DOCUMENTS ON DISPLAY
We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, a registration statement on Form S-8, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review a full text of these documents.
The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information on that website is not a part of this annual report.
We will furnish to JPMorgan Chase Bank, or JPMorgan, as depositary of our ADSs, copies of our annual report. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1- 800-SEC-0330 for further information on the operation of the public reference rooms.
I. SUBSIDIARY INFORMATION
Not applicable
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturities of over three months and PRC government and PRC corporate bonds. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest earning instruments in 2009, a 10% change in the interest rate would result in an increase or decrease of RMB2.6 million (US$0.4 million) of our total amount of interest income in 2009.

Foreign Currency Risk
Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollar and Korean Won. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies. Based on the amount of our cash and cash equivalents as of December 31, 2009, and without taking into consideration the amount of anticipated net proceeds that we received from our initial public offering, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB37.3 million (US$5.5 million) of our total amount of cash and cash equivalents.
In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, other than Shenqgu’s loan of US$102.5 million which is secured by a cash deposit of RMB702.1 million. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. See Item 10, “Additional Information — Exchange Controls.”
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
According to our Deposit Agreement with the ADS depositary, JPMorgan, holders of our ADSs may have to pay to JPMorgan, either directly or indirectly, fees or charges up to the amounts set forth below:

Service	Fee
Issuance or delivery of an ADR, including issuances against deposit of shares, issuances in respect of distributions, rights or other distributions, surrendering of an ADR for delivery of a Class A ordinary share, cancellation of an ADR, including issuance, delivery, surrendering or cancellation in connection with share distributions, stock splits, rights and mergers.
US$5.00 for each 100 ADRs (or portion thereof), to be paid to the depositary.
Any cash distribution (other than cash dividend).	Up to $0.05 per ADS.
Depositary services	$0.02 per ADS.
A fee equivalent to the fee that would have been payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions Converting foreign currency to U.S. dollars
JPMorgan, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program, subject to a limit based upon the amount of fees collected by JPMorgan from ADR holders.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. — D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
Not applicable
E. USE OF PROCEEDS
Not applicable

Item 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated with our management, including our chief executive officer and our chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Lai Xing Cai qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.
Our board of directors has determined that all of the members of our audit committee are independent as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.
Item 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have made our code of ethics and our code of conduct publicly available on our website at www.shandagames.com.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2008	2009
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	—	11,540	1,690

Total	—	11,540	1,690

(1)
Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our subsidiaries and affiliated companies.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On March 1, 2010, we announced that our board of directors had authorized us to repurchase up to $150 million worth of our outstanding American Depositary Shares representing the ordinary shares of the Company from time to time over the next twenty four (24) months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations.
Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable
Item 16G. CORPORATE GOVERNANCE
Because Shanda Interactive owns more than 50% of the total voting rights in our company, we are a “controlled company” under the NASDAQ Listing Rules. As a controlled company, we are relying on the “controlled company” exemption under the NASDAQ Listing Rules and are not obligated to comply with certain NASDAQ corporate governance requirements, including the requirements:
•	that a majority of our board of directors consist of independent directors;
•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	for an annual performance evaluation of the nominating and governance committee and the compensation committee.
We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.
PART III
Item 17. FINANCIAL STATEMENTS
Not applicable
Item 18. FINANCIAL STATEMENTS
The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Number	Description

1.1
Amended and Restated Memorandum and Articles of Association of Shanda Games Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 30, 2009).

2.1
Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

2.2
Specimen of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

4.1
Amended and Restated 2008 Equity Compensation Plan (incorporated by references to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.2
Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by references to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.3
Form of Employment Agreement (incorporated by references to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.4
Master Separation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated July 1, 2008 (incorporated by references to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.5
English translation of Amended and Restated Cooperation Agreement among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated September 10, 2009 (incorporated by references to Exhibit 10.5 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.6
English translation of Domain Names and Trademarks License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.7
Amended and Restated Non-Compete and Non-Solicitation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated September 10, 2009 (incorporated by references to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.8
English translation of Amended and Restated Sales Agency Agreement among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Development Co., Ltd. and Shanghai Shulong Computer Technology Development Co., Ltd. dated September 10, 2009 (incorporated by references to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.9
English translation of Framework Agreement on Disposition of Shanda Point Cards Inventories among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Development Co., Ltd., Hangzhou Bianfeng Networking Technology Co., Ltd., Shanghai Shulong Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.10
English translation of Share Entrustment Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

Number	Description

4.11
English translation of Share Pledge Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.12
English translation of Power of Attorney to Business Operating Agreement executed by Dongxu Wang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.13
English translation of Power of Attorney to Business Operating Agreement executed by Yingfeng Zhang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.14
English translation of Share Disposition Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.15
English translation of Business Operation Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.16
English translation of Exclusive Consulting and Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

Number		Description

4.17
English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated July 1, 2008 (incorporated by references to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.18
English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (incorporated by references to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.19
Mir II License Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong New Area Imp. & Exp. Corp. dated June 29, 2001 (incorporated by references to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.20
Mir II Amendment Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd., and Shanghai Pudong Imp. & Exp. Co., Ltd. dated August 19, 2003 (incorporated by references to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009)

4.21
Mir II Extension Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Networking Co., Ltd. and Shanghai Pudong Imp. & Exp. Co., Ltd. dated September 22, 2005 (incorporated by references to Exhibit 10.21 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.22
Mir II Extension Agreement among Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong IMP & EXP Co., Ltd. dated November 26, 2008 (incorporated by references to Exhibit 10.22 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009)

4.23
Assignment Agreement of Mir II among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by references to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009)

4.24
Share Purchase Agreement between Shanda Interactive Entertainment Limited and Shanda Games Korean Investment Limited dated May 2009 (incorporated by references to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009)

8.1	*	List of Subsidiaries

11.1		Code of Ethics (incorporated by references to Exhibit 99.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

12.1	*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

15.2	*	Consent of Jade & Fountain PRC Lawyers

*	filed herewith

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA GAMES LIMITED
By:	/s/ Qunzhao Tan
	Name:	Qunzhao Tan
	Title:	Chairman and Chief Executive Officer
Date: April 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SHANDA GAMES LIMITED:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Shanda Games Limited (the “Company”) and its subsidiaries as of December 31, 2008 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2 to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for business combinations and noncontrolling interest in consolidated subsidiaries.
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
April 30, 2010

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts expressed in thousands, except share and per share data and where otherwise stated)

		For the Years Ended December 31,
	Notes	2007	2008	2009	2009
		RMB	RMB	RMB	US$ (Note 2(5))

Net revenues:	2(18)
MMORPG revenues		2,016,111	2,987,823	4,476,699	655,840
Advanced casual game revenues		280,356	358,891	310,449	45,481
Other revenues		26,331	30,042	19,557	2,865

Total net revenues		2,322,798	3,376,756	4,806,705	704,186

Cost of revenues
Third parties	2(21)	(491,995)	(768,241)	(1,049,281)	(153,721)
Related parties	2(21),18	(769,145)	(721,119)	(884,193)	(129,535)

Total cost of revenues		(1,261,140)	(1,489,360)	(1,933,474)	(283,256)

Gross profit		1,061,658	1,887,396	2,873,231	420,930

Operating expenses:
Product development	2(23)	(136,355)	(238,786)	(339,754)	(49,774)
Sales and marketing
Third parties	2(24)	(125,426)	(124,484)	(206,739)	(30,287)
Related parties	2(24),18	—	(80,057)	(226,239)	(33,144)
General and administrative	2(22)	(175,177)	(287,224)	(366,136)	(53,639)

Total operating expenses		(436,958)	(730,551)	(1,138,868)	(166,844)

Income from operations		624,700	1,156,845	1,734,363	254,086
Interest income		26,224	33,436	26,262	3,847
Investment income		32	—	214	31
Other income, net	5	28,711	6,118	169,444	24,824

Income before income tax expenses and equity in earning (loss) of affiliated companies		679,667	1,196,399	1,930,283	282,788
Income tax expenses	6	(67,072)	(249,909)	(428,676)	(62,801)
Equity in earning (loss) of affiliated companies	10	(13,554)	918	(30,071)	(4,405)

Net income		599,041	947,408	1,471,536	215,582
Less: Net income attributable to non-controlling interest		(7,141)	(11,924)	(18,564)	(2,720)

Net income attributable to Shanda Games Limited		591,900	935,484	1,452,972	212,862

Net income		599,041	947,408	1,471,536	215,582
Other comprehensive income:
Unrealized gain of marketable securities		—	—	6,389	936
Currency translation adjustments of the Company		—	—	183	27
Currency translation adjustments of an affiliated company/a subsidiary	2(4)	(26,374)	(144,702)	42,642	6,247

Comprehensive income		572,667	802,706	1,520,750	222,792
Comprehensive (income)/loss attributable to non-controlling interest		4,755	60,282	(39,569)	(5,797)

Comprehensive income attributable to Shanda Games Limited		577,422	862,988	1,481,181	216,995

Earnings per ordinary share	2(30),7
Basic		1.08	1.70	2.61	0.38

Diluted		1.08	1.70	2.60	0.38

Weighted average ordinary shares used in per share calculation	7
Basic		550,000,000	550,000,000	556,575,353	556,575,353

Diluted		550,000,000	550,000,000	559,600,871	559,600,871

Share-based compensation included in:	2(25), 16
Cost of revenue		(266)	(858)	(1,175)	(172)
Product development		(842)	(1,866)	(2,113)	(310)
Sales and marketing		—	(1,001)	(948)	(139)
General and administrative		(16,387)	(17,065)	(121,575)	(17,810)
The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands, except share and per share data)

	Notes	December 31, 2008	December 31, 2009	December 31, 2009
		RMB	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	2(6),8	628,891	1,799,151	263,577
Restricted cash	2(7)	—	54,471	7,980
Short-term investments	2(8)	234,578	757,955	111,041
Marketable securities	2(9)	2,830	9,219	1,351
Accounts receivable, net of allowance for doubtful accounts	2(10),9	7,285	18,503	2,711
Accounts receivable due from related parties	18	433,303	405,932	59,469
Deferred licensing fees and related costs	2(20)	51,310	53,550	7,845
Prepayments and other current assets		48,829	112,794	16,525
Other receivables due from related parties	18	105,269	6,184	906
Deferred tax assets	6	70,398	79,575	11,658

Total current assets		1,582,693	3,297,334	483,063

Investment in affiliated companies	2(11),10	23,521	8,703	1,275
Property and equipment	2(12),11	92,985	139,834	20,486
Intangible assets	2(13),12	409,010	517,248	75,777
Goodwill	2(14),13	116,543	170,075	24,916
Long-term rental deposits		50,423	64,759	9,487
Other long term assets	2(15)	134,210	113,400	16,613
Non-current deferred tax assets	6	34,727	16,091	2,357

Total assets		2,444,112	4,327,444	633,974

LIABILITIES
Current liabilities:
Short-term borrowings		—	15,000	2,198
Accounts payable		19,773	27,315	4,002
Accounts payable due to related parties	18	75,414	70,770	10,368
Licensing fees payable		203,156	224,497	32,889
Taxes payable		87,980	142,536	20,882
Deferred revenue	2(19)	329,688	250,934	36,762
Other payables and accruals	14	155,363	433,442	63,500
Other payables due to related parties	18	262,673	19,937	2,921
Deferred tax liabilities	6	43,906	76,589	11,220

Total current liabilities		1,177,953	1,261,020	184,742

Long-term liabilities		—	6,090	892
Non-current deferred tax liabilities	6	28,520	31,244	4,577
Non-current deferred revenue	2(19)	1,724	3,546	519

Total liabilities		1,208,197	1,301,900	190,730

Commitments and contingencies	21	—	—	—

Equity
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, nil and 167,000,000 issued and outstanding as of December 31, 2008 and 2009)	15	—	1,782	261
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 550,000,000 and 409,087,000 issued and outstanding as of December 31, 2008 and 2009)	15	40,193	40,193	5,888
Additional paid-in capital		477,250	1,229,189	180,077
Statutory reserves	2(28)	113,869	127,034	18,611
Accumulated other comprehensive loss		(86,974)	(58,765)	(8,609)
Retained earnings		552,644	1,480,225	216,854

Total Shanda Games Limited shareholders’ equity		1,096,982	2,819,658	413,082
Non-controlling interests		138,933	205,886	30,162

Total equity		1,235,915	3,025,544	443,244

Total liabilities and equity		2,444,112	4,327,444	633,974

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts expressed in thousands, except share data)

							Total Shanda
	Ordinary Share						Games Limited
	(US$0.01 Par Value)		Additional	Statutory	Accumulated Other	Retained	Shareholders’	Non-controlling
	Number of Shares	Par Value	Paid-in Capital	Reserves	Comprehensive Loss	Earnings	Equity	interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	550,000,000	40,193	288,662	110,341	—	1,222,414	1,661,610	—	1,661,610
Contribution from Shanda (Note 15)	—	—	400,298	—	—	—	400,298	—	400,298
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	217,659	217,659
Corporate expense allocation (Note 2(1))	—	—	37,592	—	—	—	37,592	—	37,592
Share-based compensation (Note 16)	—	—	15,053	—	—	—	15,053	2,345	17,398
Cumulative currency translation adjustments of an affiliated company/a subsidiary	—	—	—	—	(14,478)	—	(14,478)	(11,896)	(26,374)
Distribution to Shanda	—	—	—	—	—	(1,690,806)	(1,690,806)	—	(1,690,806)
Net income	—	—	—	—	—	591,900	591,900	7,141	599,041

Balance as of December 31, 2007	550,000,000	40,193	741,605	110,341	(14,478)	123,508	1,001,169	215,249	1,216,418

Contribution from Shanda (Note 15)	—	—	21,917	—	—	—	21,917	(11,127)	10,790
Corporate expense allocation (Note 2(1))	—	—	31,346	—	—	—	31,346	—	31,346
Share-based compensation (Note 16)	—	—	17,622	—	—	—	17,622	3,169	20,791
Cumulative currency translation adjustments of an affiliated company/a subsidiary	—	—	—	—	(72,496)	—	(72,496)	(72,206)	(144,702)
Equity pick-up of the equity movement in an affiliated company of a subsidiary	—	—	842	—	—	—	842	839	1,681
Repurchase of own shares by a subsidiary	—	—	(8,951)	—	—	—	(8,951)	(8,915)	(17,866)
Appropriations to statutory reserves	—	—		3,528	—	(3,528)	—	—	—
Distribution to Shanda	—	—	(327,131)	—	—	(502,820)	(829,951)	—	(829,951)
Net income	—	—	–	—	—	935,484	935,484	11,924	947,408

Balance as of December 31, 2008	550,000,000	40,193	477,250	113,869	(86,974)	552,644	1,096,982	138,933	1,235,915

Issuance of ordinary shares upon initial public offering	26,087,000	1,782	1,039,371	—	—	—	1,041,153	—	1,041,153
Corporate expense allocation (Note 2(1))	—	—	14,351	—	—	—	14,351	—	14,351
Share-based compensation (Note 16)	—	—	112,450	—	—	—	112,450	13,361	125,811
Exercise of share option of a foreign subsidary	—	—	1,932	—	—	—	1,932	14,023	15,955
Cumulative currency translation adjustments of the Company	—	—	—	—	183	—	183	—	183
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	21,637	—	21,637	21,005	42,642
Unrealized gain of marketable securities	—	—	—	—	6,389	—	6,389	—	6,389
Appropriations to statutory reserves	—	—	—	13,165	—	(13,165)	—	—	—
Distribution to Shanda	—	—	(416,165)	—	—	(512,226)	(928,391)	—	(928,391)
Net income	—	—	—	—	—	1,452,972	1,452,972	18,564	1,471,536

Balance as of December 31, 2009	576,087,000	41,975	1,229,189	127,034	(58,765)	1,480,225	2,819,658	205,886	3,025,544

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands)

	For the Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$ (Note 2(5))
Cash flows from operating activities:
Net income	599,041	947,408	1,471,536	215,582
Adjustments for:
Share-based compensation expenses	17,495	20,790	125,811	18,431
Corporate expenses allocated from Shanda	37,592	31,346	14,351	2,102
Depreciation of property and equipment	60,979	52,339	44,797	6,563
Amortization of intangible assets	74,407	104,897	151,852	22,246
Amortization of land use right	208	113	—	—
Intangible assets impairment	20,095	—	—	—
Provision/(reversal) for losses on receivables	(776)	10,426	3,411	500
Loss from disposal of fixed assets	4,525	84	3,613	529
Investment income	(32)	—	(214)	(31)
Write off purchased in-process research and development	3,073	—	—	—
Foreign exchange (gain)/ loss	2,591	(5,159)	5,290	775
Deferred taxes and change of withholding tax	(37,304)	(20)	33,572	4,918
Equity in loss/(earnings) of affiliated companies	13,554	(918)	30,071	4,405
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	29,187	(37,016)	(12,085)	(1,770)
Receivables due from related parties	(29,617)	(233,748)	130,455	19,112
Deferred licensing fees and related costs	(19,976)	(19,762)	(2,265)	(332)
Prepayments and other current assets	21,940	(11,896)	(40,718)	(5,965)
Upfront licensing fee paid in intangible assets	(41,300)	(31,353)	(105,749)	(15,492)
Prepayment for upfront license fee in other long term assets	(232,450)	(44,179)	(19,754)	(2,894)
Other long-term deposits	561	(12,919)	(9,384)	(1,375)
Accounts payable	(863)	18,309	6,440	943
Licensing fees payable	24,922	60,146	31,744	4,650
Taxes payable	(20,688)	48,173	51,909	7,605
Deferred revenue	100,376	111,242	(77,332)	(11,329)
License fee payable to a related party	(46,090)	—	—	—
Payables due to related parties	70,806	32,299	12,620	1,849
Other payables and accruals	20,404	103,888	160,536	23,519

Net cash provided by operating activities	672,660	1,144,490	2,010,507	294,541

Cash flows from investing activities:
Increase in restricted cash for foreign currency forward contract			(702,075)	(102,855)
Payment for the transfer of equity interest in a subsidiary from Shanda	—	—	(479,661)	(70,271)
Proceeds from income of marketable securities	—	—	214	31
Proceeds from disposal of short-term investment	—	52,599	—	—
Purchase of marketable securities		(2,830)	—	—
Increase of short-term investments	(86,697)	(99,297)	(502,350)	(73,595)
Increase in loan receivable	(12,000)	(14,006)	18	3
Purchase of property and equipment	(82,704)	(46,989)	(96,668)	(14,162)
Proceeds from disposal of fixed assets	1,055	2,338	480	70
Purchase of intangible assets	(2,476)	(11,947)	(11,944)	(1,750)
Cash received upon consolidation of a subsidiary contributed by Shanda	112,227	—	—	—
Acquisition of a subsidiary, net of cash acquired	(56,540)	—	(93,626)	(13,716)
Repurchase of own shares by a subsidiary	—	(17,866)	—	—
Investment in affiliated companies	(5,000)	(6,193)	(18,606)	(2,726)

Net cash used in investing activities	(132,135)	(144,191)	(1,904,218)	(278,971)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares upon IPO	—	—	1,041,153	152,530
Proceeds from a loan borrowed	—	—	1,077,670	157,880
Repayment of a loan	—	—	(375,595)	(55,025)
Proceeds from issuance of ordinary shares under stock option plan of a subsidiary	—	—	15,955	2,337
Net distribution to Shanda	(375,981)	(748,271)	(708,729)	(103,829)

Net cash (used in) / provided by financing activities	(375,981)	(748,271)	1,050,454	153,893
Effect of exchange rate changes on cash	(7,099)	(16,699)	13,517	1,981

Net increase in cash and cash equivalents	157,445	235,329	1,170,260	171,444
Cash and cash equivalents, beginning of year	236,117	393,562	628,891	92,133

Cash and cash equivalents, end of year	393,562	628,891	1,799,151	263,577

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	101,462	232,669	323,937	47,457
Cash paid for interest expenses	—	—	814	119

Supplemental disclosure of non-cash investing activities:
Acquisition related obligation at year end	—	—	48,800	7,149

Supplemental disclosure of non-cash financing activities:
Restricted cash relating to the exercise of employee stock options	—	—	54,471	7,980
The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
1. ORGANIZATION AND NATURE OF OPERATIONS
Nature of operations
Shanda Games Limited (“Shanda Games” or “the Company”) is principally engaged in the development and operation of online games and related businesses in the People’s Republic of China (the “PRC”). The Company currently operates its business in China through its wholly-owned subsidiaries which consist of Shengqu (as defined below), Shengji Information Technology (Shanghai) Co., Ltd. (“Shengji”) and Lansha Information Technology (Shanghai) Co., Ltd. (“Lansha”, and together with Shengqu and Shengji, the “PRC subsidiaries”), and its variable interest entities, which consist of Shanghai Shulong Technology Development Co., Ltd. (“Shanghai Shulong”) and its wholly-owned subsidiaries, Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”), Chengdu Youji Technology Co., Ltd. (“Chengdu Youji”), Tianjin Youji Technology Co., Ltd. (“Tianjin Youji”), Chengdu Aurora Technology Development Co., Ltd. (“Chengdu Aurora”) and Chengdu Simo Technology Co., Ltd. (“Chengdu Simo”, and collectively, the “PRC operating companies”). The Company together with (i) its wholly-owned subsidiaries, including Shanda Games Holdings (HK) Limited (“Shanda Games (HK)”); and Shanda Games International (Pte) Ltd. (“Games International”); (ii) Actoz Soft Co., Ltd. a Korean developer, operator and publisher of online games listed on the KOSDAQ and the Company’s majority-owned subsidiary (“Actoz”); (iii) the PRC subsidiaries and (iv) the PRC operating companies, shall collectively be referred to as the “Group”.
The Reorganization
Shanda Games’ online game business was founded by Shanda Interactive Entertainment Limited (“Shanda”), its parent, in 2001 and was operated by Shanda through certain of its subsidiaries and variable interest entities until the reorganization of Shanda came into effect on July 1, 2008 (the “Reorganization”).
Prior to the Reorganization, in order to comply with PRC laws and regulations that restrict foreign ownership of companies to operate online game business in China, Shanda operated its online game business in China through Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”), which is wholly-owned by Tianqiao Chen, the chairman and chief executive officer of Shanda, and Danian Chen, a director and president and chief operating officer of Shanda, both of whom are PRC citizens, and through Nanjing Shanda Networking Co., Ltd. (“Nanjing Shanda”) and Hangzhou Bianfeng Networking Co., Ltd. (“Hangzhou Bianfeng”), which are wholly-owned subsidiaries of Shanda Networking. Shanda Networking and its subsidiaries hold the licenses and approvals that are required to operate the online game business.
Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), which is Shanda’s indirect wholly-owned foreign operating entity in China, had entered into a series of contractual arrangements with Shanda Networking and its shareholders, including contracts relating to the transfer of assets, the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters (collectively, the “Original VIE Agreements”). As a result of the Original VIE Agreements, Shanda was considered the primary beneficiary of Shanda Networking and its subsidiaries.
Effective July 1, 2008, Shanda completed, subject to certain closing conditions, the Reorganization. One of the primary purposes of the Reorganization was to establish Shanda Games as a legal entity to continue to operate Shanda’s online game business. As a result of the Reorganization, all of Shanda’s assets and liabilities relating to its online game business were transferred to the Group. The primary steps of the Reorganization included:
•
Establishment of Shanda Games. Shanda Games was incorporated in the Cayman Islands on June 12, 2008 as a direct wholly-owned subsidiary of Shanda, to be the holding company for the online game business. Pursuant to a share exchange, Shanda Games became a direct wholly-owned subsidiary of Shanda, and Shanda Games (HK) became a direct wholly-owned subsidiary of Shanda Games.

•
Assignment of Certain Original VIE Agreements. Shengqu assigned all of the Original VIE Agreements with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng (other than those relating to the operations of the online game business, which were cancelled) to Shanda Computer (Shanghai) Co., Ltd., or Shanda Computer, an indirect wholly-owned subsidiary of Shanda, thereby making Shanda Computer the primary beneficiary of Shanda Networking.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
•	Transfer of Equity Interests. Shanda Networking transferred the equity interests of Shanghai Shulong to two nominee shareholders, both of whom are PRC citizens.
•
New VIE Agreements. Shengqu entered into various agreements, including contracts relating to the transfer of assets, the provision of services and software licenses and equipment with Shanghai Shulong, Shulong Computer and Nanjing Shulong (collectively, the “Shulong entities”) and contracts relating to certain shareholder rights and corporate governance matters with Shanghai Shulong and its nominee shareholders (collectively, the “New VIE Agreements”).

•
Separation Agreement. Pursuant to a Master Separation Agreement, Shanda transferred all of its assets and liabilities related to its online game business (including applicable equity investments and intellectual property rights) to Shanghai Shulong. Concurrently, all assets and liabilities unrelated to the online game business, including certain real property interests, intellectual property rights and personal tangible properties were transferred to Shanda.

•
Game Licensing Agreements. Prior to the Reorganization, Shengqu had licensed certain rights to online games from various third parties, which rights were sublicensed to Shanda Networking and its subsidiaries. As a part of the Reorganization, Shengqu amended such third party license agreements to allow Shengqu to sublicense its rights to the Shulong entities. Following the Reorganization, the Company conducts its online game business through the PRC operating companies.

In the second quarter of 2009, Shanda transferred to the Company its entire equity interest in Actoz in consideration of US$70.2 million as part of the Reorganization under common control. Shanda had acquired a majority of the outstanding shares of Actoz in the third quarter of 2007, and had consolidated Actoz’s results of operations effective from that date.
On September 25, 2009, the Company completed an initial public offering (the “IPO”) on the NASDAQ Global Select Market (“IPO”). In the IPO, 83,500,000 American Depositary Shares (“ADSs”), representing 167,000,000 Class A ordinary shares, were sold to the public at a price of $12.50 per ADS. Of these, 13,043,500 ADSs, representing 26,087,000 Class A ordinary shares, were sold by the Company; and 70,456,500 ADSs, representing 140,913,000 Class A ordinary shares, were sold by a direct wholly-owned subsidiary of Shanda. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately $152.5 million.
2. PRINCIPAL ACCOUNTING POLICIES
(1) Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
The Reorganization is accounted for as a common control transaction. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented and as if the online game business was transferred to the Company from Shanda as of the earliest period presented.
Before the Reorganization, the online game business was conducted by various companies controlled by Shanda. Therefore, for periods prior to the Reorganization, the accompanying consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows that were directly applicable to the businesses and operations transferred and to be transferred to the Group by Shanda.
After the Reorganization, the Company’s consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries set forth above, Actoz, the PRC subsidiaries and the PRC operating companies (Note 4).

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
The Group’s statement of operations included all the historical costs of the online games business including an allocation of certain general corporate expenses of Shanda. These general corporate expenses primarily relate to corporate employee compensation costs, professional service fees, and other expenses arising from the provisions of corporate functions, including finance, legal, technology, investment, and executive management. These expenses were allocated based on estimates that management considered as a reasonable reflection of the utilization of services provided to, or benefits received by the Group, as specific identification method was not practical. These expenses were as follows:
a) Employee compensation costs related to salaries, bonuses, social security costs, and share-based compensation are allocated to the Group based on the percentage of the respective department employee numbers of the Group to the total historical number of employees of corresponding department of Shanda, except for costs related to Shanda’s executives, which are allocated based on percentage of estimated time incurred for online game business to total time incurred for Shanda.
b) Professional service fees related to legal and public accounting services are allocated to the Group based on percentage of revenues of the Group to total historical revenues of Shanda.
c) Other expenses incurred by the corporate functions are allocated to the Group based on percentage of number of employees of the Group to the total historical number of employees of Shanda.
Total general corporate expenses allocated from Shanda to the Group are RMB37.6 million, RMB31.3 million and RMB14.4 million for the years ended December 31, 2007 and 2008 and 2009, respectively. From the second half year of 2009, since the Group has established its own finance, legal, investment and certain executive management functions and begun to promote its own brands, no such general corporate expenses were allocated to the Group, except for certain employee compensation costs from corporate functions such as technology, human resources and executive management that the Group does not have. While the expenses allocated to the Group for these items are not necessarily indicative of the expenses that the Group would have incurred if the Group had been a separate, independent entity during the years presented, management believes that the foregoing presents a reasonable basis of estimating what the Group’s expenses would have been on a historical basis. General corporate expenses allocated from Shanda are recorded as capital contribution by Shanda.
In addition, there are certain technical service arrangements between the Group and the other subsidiaries of Shanda as disclosed in Note 18.
(2) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.
(3) Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation. Investments in equity securities which the Company can exercise significant influence are accounted for by the equity method of accounting.
The Company has adopted the guidance relating to the consolidation of Variable Interest Entities in Accounting Standard Codification (“ASC”) 810-10 (formerly referred to as FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”), which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
Prior to the Reorganization, to comply with PRC laws and regulations that restrict foreign ownership of companies to operate online games, the Company operated its online game business in China through Shanda Networking and its two subsidiaries, Nanjing Shanda and Hangzhou Bianfeng. These three companies hold the licenses and approvals to operate online games business in the PRC.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng, Shengqu provided services, software and technology license and equipment to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng before July 2008, in exchange for fees, determined according to certain agreed formulas. During the years ended December 31, 2007 and the first half year of 2008, the total amount of such fees approximated RMB1,251.4 million and RMB886.6 million, respectively. The principal services, software and technology license and equipment lease agreements that Shengqu entered into with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng were:
•	Equipment leasing agreements, pursuant to which Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng leased a substantial majority of their operating assets from Shengqu;
•	Technical support agreements, pursuant to which Shengqu provided technical support for Shanda Networking Nanjing Shanda and Hangzhou Bianfeng’s operations;
•	Software license agreements, pursuant to which Shengqu licensed certain game related software to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng;
•	A strategic consulting agreement, pursuant to which Shengqu provided strategic consulting services to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng; and
•	Online game license agreements, pursuant to which Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng operated certain online games that are licensed or owned by Shengqu.
In addition, Shengqu entered into agreements with Shanda Networking and its equity owners with respect to certain shareholder rights and corporate governance matters that provided Shengqu with the substantial ability to control Shanda Networking. As a result of these agreements, the Company was considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking’s results of operations, assets and liabilities were consolidated in the Company’s financial statements before the Reorganization in July 2008.
After the Reorganization in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Group conducts all its online game business through the PRC operating companies. These companies hold the licenses and approvals to operate online games in the PRC. The capital of Shanghai Shulong is funded by Shengqu and recorded as interest-free loans to these individuals. The portion of the loans for capital injection is eliminated with the capital of Shanghai Shulong during consolidation. The interest-free loans to the shareholders of Shanghai Shulong as of December 31, 2008 and 2009 were RMB 10.8 million.
Pursuant to the contractual arrangements between Shenqu and the Shulong entities as well as the Youji entities, Shengqu provides services, software and technology license and equipment to the Shulong entities and Youji entities, in exchange for fees, determined according to certain agreed formulas. During the second half year of 2008 and the year ended December 31, 2009, the total amount of such fees was approximately RMB1,159.6 million and RMB2,878.1 million, respectively, which represented a significant portion of the operating profit of the Shulong entities and the Youji entities. Shengqu has also undertaken to provide financial support to Shanghai Shulong to the extent necessary for its operations. The following is a summary of the key agreements in effect:
•
Loan Agreements between Shengqu and the shareholders of Shanghai Shulong. These loan agreements provide for loans of RMB10.8 million to the PRC employees for them to make contributions to the registered capital of Shanghai Shulong in exchange for equity interests in Shanghai Shulong. The loans are interest free and are repayable on demand, but the shareholders may not repay all or any part of the loans without Shengqu’s prior written consent.

•	Equity Entrust Agreement between Shengqu and the shareholders of Shanghai Shulong, pursuant to which the shareholders acknowledge their status as nominee shareholders.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
•
Equity Pledge Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong. Pursuant to this agreement, the shareholders pledged to Shengqu their entire equity interests in Shanghai Shulong to secure the performance of their respective obligations and Shanghai Shulong’s obligations under the various agreements, including the Equity Pledge Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement. Without Shengqu’s prior written consent, neither of the shareholders can transfer any equity interests in Shanghai Shulong.

•
Equity Disposition Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong. Pursuant to this agreement, Shengqu and any third party designated by Shengqu have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC laws and regulations, to purchase from the shareholders, as the case may be, all or any part of their equity interests in Shanghai Shulong at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The agreement is for an initial term of 20 years, renewable upon Shengqu’s request.

•
Business Operation Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong. This agreement sets forth the rights of Shengqu to control the actions of the shareholders of Shanghai Shulong.

•
Exclusive Consulting and Service Agreement between Shengqu and Shanghai Shulong. Pursuant to this agreement, Shengqu has the exclusive right to provide technology support and business consulting services to Shanghai Shulong for a fee.

•
Proxies executed by the shareholders of Shanghai Shulong in favor of Shengqu. These irrevocable proxies grant Shengqu or its designees the power to exercise the rights of the shareholder as shareholders of Shanghai Shulong, including the right to appoint directors, general manager and other senior management of Shanghai Shulong.

As a result of these agreements, the Company is considered the primary beneficiary of Shanghai Shulong and its subsidiaries and accordingly the results of operations, assets and liabilities of Shanghai Shulong and its subsidiaries are consolidated in the Company’s financial statements after the Reorganization.
(4) Foreign currency translation
The functional currency of the Company is the United States dollar (“US$” or “U.S. dollars”) and its reporting currency is the Renminbi (“RMB”). The PRC subsidiaries and the PRC operating companies use RMB as their functional currency. The functional currency of the Company’s wholly-owned subsidiaries other than the PRC subsidiaries, is the U.S. dollar. From July 1, 2007, the Company consolidated Actoz into its consolidated financial statements. Actoz’s functional currency is the Korean Won.
Assets and liabilities of the Company, its wholly-owned subsidiaries other than the PRC subsidiaries, and Actoz are translated at the current exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity for the years presented.
Transactions denominated in currencies other than functional currencies are translated into the functional currencies at the exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
(5) Convenience translation
Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8259, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2009. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2009, or at any other rate.
(6) Cash and cash equivalents
Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.
(7) Restricted cash
Restricted cash mainly represents (i) cash held in a designated bank account for the sole purpose of transmitting proceeds from the exercise of stock options; and (ii) cash that is pledged for loans. Restricted cash that is pledged for loans is netted off against the loans due to its legal right to offset (Note 19).
(8) Short-term investments
Short-term investments represent the bank time deposits with original maturities longer than three months and less than one year.
(9) Marketable securities
Marketable securities primarily include available-for-sale marketable equity securities. Marketable securities are classified as short-term based on their high liquidity. Marketable securities are carried at fair market value with unrealized appreciation (or depreciation) reported as a component of accumulated other comprehensive income (or loss) in shareholders’ equity. The specific identification method is used to determine the cost of marketable securities disposed. Realized gains and losses are reflected as investment income or losses.
The Company evaluates the investments periodically for possible other-than-temporary impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company’s ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. If appropriate, the Company records impairment charges equal to the amount that the carrying value of its available-for-sale securities exceeds the estimated fair market value of the securities as of the evaluation date.
During the year of 2009, the Company recorded unrealized gains on its marketable securities of approximately RMB6.4 million as a component of other comprehensive income.
(10) Allowances for doubtful accounts
The Company determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected.
(11) Investment in affiliated companies
Affiliated companies are entities over which the Company has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. Impairment losses on equity method investments are included in earnings of affiliated companies. No impairment losses were recorded in the years ended December 31, 2007, 2008 and 2009.
(12) Property and equipment
Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Office buildings	20 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years
Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income.
(13) Intangible assets
Online game product development costs
The Company recognizes costs to develop its online game products in accordance with ASC 985-20 (formerly referred to as Statement of Financial Accounting Standard (“SFAS”) No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. During the years ended December 31, 2007, 2008 and 2009, the costs incurred for development of on-line game products were not capitalized because of the uncertainty in technological feasibility.
Website and internally used software development costs
The Company recognizes website and internally used software development costs in accordance with ASC 350 -40 (formerly referred to as Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”). As such, the Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. During the years ended December 31, 2007, 2008 and 2009, costs qualifying for capitalization were immaterial and as a result all website and internally used software development costs have been expensed as incurred.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
Upfront licensing fees
Upfront licensing fees paid to third party licensors are capitalized once the related game software has reached technological feasibility in accordance with ASC 985-20 and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 3 to 7 years.
Software and copyrights
Software and copyrights purchased from third parties are initially recorded at costs and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 1 to 5 years.
Software technology, game engine, non-compete agreements, customer base and trademark acquired through business combinations
An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business Combinations”). Software technology, game engine, non-compete agreements, customer base and trademark arising from the acquisitions of subsidiaries and VIE subsidiaries are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Software technology	0.5 to 6 years
Game engine	3 to 7.5 years
Non-compete agreements	2.5 to 5 years
Customer base	2 to 5.5 years
Trademarks	7.5 or 20 years
In-process research and development	Prior to January 1, 2009, written off immediately. Beginning from January 1, 2009, indefinite life and subject to impairment testing until completed or abandoned
(14) Goodwill
Goodwill is measured as the excess of the purchase price over the fair value assigned to the individual assets acquired and liabilities assumed. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 is recognized as goodwill.
In accordance with ASC 350 (formerly referred to as SFAS No. 142, “Goodwill and other intangible assets”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. In October of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. No impairment losses were recorded in the years ended December 31, 2007, 2008 and 2009.
(15) Other long-term assets
Other long-term assets mainly represent the upfront licensing fees of online games that have not yet been commercially launched and receivables from independent online game companies. Other long-term assets as of December 31, 2008 and 2009 include prepayments in respect of the upfront licensing fees paid for new games of RMB111.2 million and RMB90.4 million, respectively. Receivables from independent online game companies as of December 31, 2008 and 2009 amounted to RMB23.0 million and RMB23.0 million, respectively.
(16) Impairment of long-lived assets and intangible assets
Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Impairment of approximately RMB20.1 million related to intangible assets was recognized during the year ended December 31, 2007. No impairment incurred during the year ended December 31, 2008 and 2009.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
(17) Financial instruments
Financial instruments of the Company primarily comprise of cash and cash equivalents, short-term investments, accounts receivable, prepayments and other current assets, amount due from/to related parties, accounts payable and other payables. As of December 31, 2008 and 2009, their carrying values approximated their fair values because of their generally short maturities.
(18) Revenue recognition
The Company derives substantially all of its revenues from in-game virtual items and game usage fees purchased by game players to play its MMORPGs and advanced casual games.
Prior to the Reorganization, Shanda sold pre-paid cards, in both virtual and physical forms, to third party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The prepaid game cards entitle end users to access online game contents for a specified period of time (time-based revenue model) or purchase in-game premium features (item-based revenue model). All proceeds received from distributors or retailers from the sale of pre-paid cards were deferred when received.
In connection with the Reorganization, the Company entered into various arrangements with subsidiaries that are under common control of Shanda. Pursuant to the Amended and Restated Cooperation Agreement between Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, the Company agreed to engage Shanda Networking on an exclusive basis to provide customer and other game support services, and pursuant to the Amended and Restated Sales Agency Agreement between Shengfutong and the Shulong entities, or the Sales Agency Agreement, the Company engaged Shengfutong on an exclusive basis to provide agency services in selling pre-paid cards to third party distributors and retailers, in each case for a period of five years beginning from the date of the Reorganization. The Company has assessed its relationship and arrangements with Shanda Networking and Shengfutong under ASC 605-45 (formerly referred to as the Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting revenue gross as a principal versus net as an agent”), and has concluded that reporting the gross amount equal to the amount that Shengfutong receives from the sale of pre-paid game cards to distributors or retailers and subsequently is activated and charged to the respective game accounts by players as deferred revenue is appropriate as the Company is the primary obligor and it fulfills the online game services desired by the customers.
Both before and after the Reorganization, under the item-based revenue model, revenues are recognized over the life of the in-game virtual items that game players purchase or as the in-game virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with the published expiration policy. Deferred revenue is reduced as revenues are recognized.
Pursuant to the Sales Agency Agreement, Shengfutong will receive a service fee which is equal to the difference between (x) the amount Shengfutong receives from its distributors or users from the sale of the prepaid cards and (y) a fixed percentage based on the face value of the pre-paid card as agreed upon between Shengfutong and the Company. This service fee is recorded as a sales and marketing expense.
The PRC subsidiaries and the PRC operating companies are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 3% to 17%. In the accompanying consolidated statements of operations and comprehensive income, business tax and related surcharges for revenues derived from on-line games are deducted from gross receipts to arrive at net revenues.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
(19) Deferred revenue
Deferred revenue primarily represents proceeds received by Shengfutong from distributors relating to the sale of pre-paid cards which are activated or charged to the respective player game accounts by players, but which have not been consumed by the players or expired.
(20) Deferred licensing fees and related costs
Upon the receipt of proceeds from Shengfutong, which can be specifically attributable to certain online game, the Company is obligated to pay on-going licensing fees in the form of royalties and other costs related to such proceeds, including business tax and related surcharges. As revenues are deferred (Note 2(19)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related proceeds received from Shengfutong are recognized as revenue.
(21) Cost of revenue
Cost of revenue consists primarily of platform service fees, upfront and ongoing licensing fees, share-based compensation and other expenses.
(22) General and administrative
General and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel, professional service fees, business tax expense, share-based compensation, and other expenses. The business tax expense primarily relates to services and licensing fees paid by the PRC operating companies to the PRC subsidiaries.
(23) Product development
Product development costs consist primarily of salaries and benefits, depreciation expenses, outsourced game development expenses, share-based compensation and other expenses incurred by the Company to develop, maintain, monitor and manage the Company’s online gaming products, software and websites, and are recorded on an accrual basis.
(24) Sales and marketing
Sales and marketing costs consist primarily of advertising and market promotion expenses, salaries and benefits, share-based compensation, and other expenses incurred by the Company’s sales and marketing personnel, and the agency expenses paid to Shengfutong after the Reorganization. Sales and marketing costs are recorded on an accrual basis. Advertising and marketing promotion expenses amounted to approximately RMB94.5 million, RMB87.8 million, and RMB175.0 million during the years ended December 31, 2007, 2008 and 2009, respectively.
(25) Share-based compensation
The Group adopted ASC 718 (formerly referred to as SFAS 123(R), “Accounting for stock-based compensation”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards. The Company has applied the provisions of ASC 718-10—S99 regarding the United States Securities and Exchange Commission’s (“SEC”) interpretation of ASC 718 and the valuation of share-based payments for public companies.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
In accordance with ASC 718, the Company has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.
(26) Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Company from the leasing company, are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.
(27) Taxation
The income tax provision reflected in the Company’s consolidated statements of operations and comprehensive income is provided on the taxable income of each subsidiary on the separate tax return basis.
Deferred income taxes are provided using the liability method in accordance with ASC 740 (formerly referred to as SFAS No. 109, “Income Taxes”). Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.
Effective January 1, 2007 the Company adopted ASC 740-10-25 (formerly referred to as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109”). The interpretation prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2008 and 2009.
(28) Statutory reserves
China
The PRC subsidiaries and the PRC operating companies are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).
The PRC subsidiaries must make appropriations to (i) the general reserve and (ii) the enterprise expansion fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital.
The PRC operating companies, in accordance with the China Company Laws, must make appropriations to (i) the statutory reserve fund and (ii) the discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital. The discretionary surplus fund is at the PRC company’s discretion.
The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund can be used to expand the production and operation or to increase the registered capital.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended December 31, 2008 and 2009, the Company made total appropriations to these statutory reserves of approximately RMB3.5 million and RMB13.2 million, respectively.
There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company does not do so.
Korea
Actoz is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock in accordance with the Commercial Code of Korea. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by an appropriate resolution of the company’s board of directors or used to reduce accumulated deficit, if any, with the ratification of the company’s majority shareholders. As Actoz did not declare or pay cash dividend, the Company did not make appropriation to this legal reserve.
(29) Dividends
In January, May and June 2009, the Company declared cash dividends in the aggregate amount of US$102.6 million (equivalent to RMB700.4 million) or US$0.19 per ordinary share, payable only to Shanda. Dividends of the Company are recognized when declared. As of December 31, 2009, the Company had paid Shanda all the dividends declared in 2009.
Relevant laws and regulations permit payments of dividends by the PRC and Korean subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations (see Note 2(28)).
In addition, since a significant amount of the Company’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Company’s ability to utilize revenues generated in RMB to fund the Company’s business activities outside China, if any, or expenditures denominated in foreign currencies.
(30) Earnings per share
Basic net income per ordinary share attributable to Shanda Games Limited’s shareholders is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share attributable to Shanda Games Limited’s shareholders is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units and are accounted for using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.
(31) Comprehensive income
Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment and unrealized gain/(loss) of marketable securities.
(32) Segment reporting
Based on the criteria established by ASC 280 (formerly referred to as SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”), the Company currently operates and manages its business as a single segment. As the Company generates its revenues primarily from customers in the PRC, no geographical segments are presented.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
(33) Fair value measurements
On January 1, 2008, the Company adopted the ASC 820 (formerly referred to as SFAS No. 157, “Fair Value Measurements”) for financial assets and liabilities. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value, including its marketable securities.
As of December 31, 2009, the carrying amount of the Company’s cash and cash equivalents and short-term investments approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. The Company’s marketable securities and the financial liability related to the forward contract (Note 19) are recorded at fair value, classified within Level 1 of the fair value hierarchy. There are no other financial assets or liabilities that are being measured at fair value at December 31, 2009.
(34) Business combinations and non-controlling interests
The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values.
From January 1, 2009, the Company adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
From January 1, 2009, following the adoption of ASC810 (formerly referred to as SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51”), the Company also renamed minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity. The Company has applied the presentation and disclosure requirements retrospectively for all periods presented.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
3. RECENT ACCOUNTING PRONOUNCEMENTS
On April 9, 2009, the FASB issued ASC 320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC 320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC 320 has no material effect on the Company’s consolidated results of operations and financial condition.
In April 2009, the FASB issued ASC 820-10-65-4 (formerly referred to as FSP No. 157-4, “Determining Whether a Market is Not Active and a Transaction Is Not Distressed”), which clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. The guidance identifies factors to be considered when determining whether or not a market is inactive, and would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of ASC 820-10-65-4 has no material effect on the Company’s financial statements.
In April 2009, the FASB issued ASC 805-20-35 (formerly referred to as FSP No. FASB 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”). ASC 805-20-35 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20-35 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria and instead carries forward most of the provisions in ASC805 for acquired contingencies. ASC 805-20-35 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805-20-35 has no material effect on the Company’s consolidated results of operations and financial condition.
In May 2009, the FASB issued ASC 855 (formerly referred to as SFAS No. 165, “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. The adoption of ASC 855 has no material effect on the Company’s consolidated results of operations and financial condition. In February 2010, the FASB issued ASU 2010-09 which updates ASC 855 and removes the requirement to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption of ASC 855 did not have a material impact on the Company’s financial statements.
In June 2009, FASB issued ASC 105 (formerly referred to as SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for the reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, the references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. The adoption of ASC 105 does not have any impact to the Company’s consolidated results of operations and financial condition.
In June 2009, the FASB issued ASC 860 (formerly referred to as SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140”). ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company does not expect ASC 860 to have any impact on the Company’s consolidated results of operations and financial condition.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
In June 2009, the FASB issued amendments to various sections of ASC 810 (formerly referred to as SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, such amendments to ASC 810 provide more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of the adoption of ASC 810 on its financial statements and does not expect a significant impact.
4. BUSINESS COMBINATIONS
The Company completed the following acquisitions during the years 2007 and 2009:
Acquisition completed in 2009
Chengdu Simo
In July 2009, the Group acquired all of the equity interest of Chengdu Simo, one of the leading developer and operator of MMORPGS in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB148.8 million in cash, of which RMB48.8 million will be paid in 2010.
The purchase price of Chengdu Simo was allocated as follows:

RMB
Cash	6,374
Other assets	26,885
Identifiable intangible assets	104,300
Purchased in-progress research and development	6,000
Deferred tax liabilities	(11,723)
Goodwill	53,532
Current liabilities	(36,568)

Purchase price	148,800

Total identifiable intangible assets acquired upon consolidation mainly include software technology of RMB83.3 million and non-compete agreement of RMB21.0 million, and their estimated useful lives are 3.0 to 7.5 years and 5 years, respectively. Purchased in-progress research and development of RMB6.0 million were capitalised as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. Total goodwill of RMB53.5 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining game operations of the Company and Chengdu Simo and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment.
Chengdu Simo’s financial results have been included in the consolidated statements of operations and comprehensive income. The amount of revenues and earnings included in the consolidated statements of operations and comprehensive income for 2009 was not material. The following unaudited pro forma consolidated financial information reflects the Company’s consolidated results of operations for the year ended December 31, 2009, as if the acquisition of Chengdu Simo had occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. Chengdu Simo was incorporated in 2008 and did not have any significant operations in 2008 and therefore no comparative figures are presented below. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the period presented and may not be indicative of future operating results.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)

Year Ended
(in thousands, except per share data)	December 31, 2009
unaudited
RMB
Net revenues	4,835,256
Net income	1,413,837
Earnings per ordinary share
Basic	2.54
Diluted	2.53
The pro forma net income for 2009 includes RMB16.8 million for the amortization of identifiable intangible assets and was determined using the actual effective income tax rate of Chengdu Simo in 2009.
Acquisition completed in 2007
(1) Actoz
In 2004 and 2005, Shanda acquired approximately 38.18% of equity interest in Actoz. As of December 31, 2005, the carrying amount of the investment in Actoz was RMB328.3 million.
From December 2006 through July 5, 2007, Shanda acquired an additional 11.92% equity interest in Actoz in consideration of US$11.4 million in cash (equivalent to RMB88.3 million). As a result of the foregoing acquisitions, Shanda held 50.1% equity interest in Actoz as of such date and became the majority shareholder of Actoz. Since Shanda had unilateral control of Actoz, it started to consolidate Actoz’s financial statements from July 1, 2007.
The purchase price of Actoz in connection with the total consideration of US$11.4 million in cash (equivalent to RMB88.3 million) was allocated as follows:

RMB
Cash	13,467
Other assets	54,270
Identifiable intangible assets	30,111
Purchased in-progress research and development	3,073
Deferred tax liability	(9,126)
Goodwill	11,088
Current liabilities	(14,583)

Purchase price	88,300

Total identifiable intangible assets acquired upon consolidation, including software technology of RMB59.1 million and trademarks of RMB46.8 million, have estimated useful lives of 0.5 to 5.5 years and 20 years respectively. Purchased in-progress research and development of RMB3.1 million were written off as of July 1, 2007 in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”) because the technological feasibility of the in-progress technology had not been established as of such date and that the technology had no alternative future use. Those write-offs were included in costs of revenue.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
Total goodwill of RMB86.5 million upon consolidation represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with ASC 805, goodwill is not amortized but is tested for impairment. The purchase price allocation for Actoz was primarily based on an appraisal performed by an independent appraisal firm together with management’s assessment based on their experience in online game business in Korea.
The following unaudited pro forma consolidated financial information reflects the Company’s results of operations for the year ended December 31, 2007, as if the acquisition of Actoz had occurred on January 1, 2007, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the period presented, and may not be indicative of future operating results.

Year Ended
(in thousands, except per share data)	December 31, 2007
unaudited
RMB
Net revenues	2,355,762
Net income	586,454
Earnings per ordinary share
Basic	1.07
Diluted	1.07
The pro forma net income for 2007 includes RMB20.3 million for the amortization of identifiable intangible assets and was determined using the actual effective income tax rate of Actoz in 2007.
In 2008, Shanda further acquired a 3.7% equity interest in Actoz in consideration of US$1.9 million in cash (equivalent to RMB13.0 million) and increased its total equity interest in Actoz as of December 31, 2008 from 50.1% to 53.8%. Additional identifiable intangible assets approximated RMB2.6 million, consisting of game engine and software technology which were amortized on a straight-line basis over their economic lives of 3 to 5 years.
As discussed in Note 1, in the second quarter of 2009, Shanda transferred to the Company its entire stake in Actoz for US$70.2 million. As this is part of the Reorganization under common control, Actoz is included in the Company’s consolidated financial statements at historical basis throughout the periods presented.
(2) Chengdu Aurora
In July 2007, the Group acquired all of the equity interest of Chengdu Aurora, a leading developer and operator of MMORPGs in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB101.0 million (US$13.8 million).
The purchase price of Chengdu Aurora was allocated as follows:

RMB
Cash	24,260
Other assets	12,161
Identifiable intangible assets	64,530
Deferred tax liabilities	(16,133)
Goodwill	26,130
Current liabilities	(9,948)

Purchase price	101,000

Identifiable intangible assets acquired, mainly including software technology and trademarks of RMB64.5 million, have estimated useful lives of 4.5 to 5.5 years and 7.5 years, respectively. Goodwill of RMB26.1 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. In accordance with ASC 805, goodwill is not amortized but is tested for impairment.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2007, as if the acquisition of Chengdu Aurora had occurred on January 1, 2007, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

Year Ended
(in thousands, except per share data)	December 31, 2007
unaudited
RMB
Net revenues	2,322,798
Net income	591,900
Earnings per ordinary share
Basic	1.08
Diluted	1.08
The pro forma net income for 2007 includes RMB13.0 million for the amortization of identifiable intangible assets and was determined using the actual effective income tax rate of Chengdu Aurora in 2007.
5. OTHER INCOME

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Government financial incentives	54,258	18,421	177,020
Foreign exchange (loss) gain	(2,591)	10,756	(5,290)
Donation expense	(3,895)	(16,084)	—
Others	(19,061)	(6,975)	(2,286)

	28,711	6,118	169,444

Government financial incentives are granted by the municipal government upon the qualification of a company as a new-high technology enterprise. These government financial incentives are calculated with reference to either the group companies’ taxable income or revenue, as the case may be. In order to be eligible for certain government financial incentives, the Group must meet a number of criteria, both financial and non-financial. In addition, the Group’s qualification is further subject to the discretion of the municipal government to immediately eliminate or reduce these financial incentives. As there is no further obligation for the Group to perform upon receipt of the government financial incentives, they are recognized as other income when received.
6. TAXATION
Cayman Islands
Under the current laws of Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Company’s subsidiaries incorporated in Hong Kong are subject to taxes at 17.5%, 16.5% and 16.5% for the years ended December 31, 2007, 2008 and 2009, respectively. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
China
Prior to January 1, 2008, the PRC subsidiaries and the PRC operating companies that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (collectively, the “previous PRC Income Tax Laws”). Pursuant to the previous PRC Income Tax Laws and rules, enterprises were generally subject to a statutory tax rate of 33% (30% state income tax plus 3% local income tax). Subsidiaries that are registered in the Pudong New District of Shanghai were, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008. During the year ended December 31, 2007, certain of the PRC subsidiaries and the PRC operating companies were subject to an applicable tax rate of 15% as they qualified as technology advanced enterprises.
Shengqu, as a software development enterprise, has been granted a two-year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”). Accordingly, Shengqu was subject to an income tax rate of 7.5% for the year 2007.
In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulation Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulation went into effect on January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually subject to a tax rate of 25%.
On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises”, which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they have been re-approved for “high and new technology enterprise” status under the regulations released on April 14, 2008.
In December 2008, Shengqu, Shanghai Shulong and Chengdu Aurora were recognized as “high and new technology enterprises”. Accordingly, these entities are entitled to a preferential tax rate of 15% for 3 years, which is effective retroactively from January 1, 2008. In addition, as Shengqu also qualified as a key national software enterprise for the years 2008 and 2009, Shengqu has been subject to a preferential income tax rate of 10% for the years 2008 and 2009.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. All the foreign invested enterprises are subject to withholding tax on dividends distribution effective from January 1, 2008. Shengqu planned to distribute profit to its immediate holding company in Hong Kong in the fourth quarter of 2008 and 2009, and a withholding tax was accrued based on a 5% withholding tax rate with amount of RMB37 million and RMB69.6 million, respectively.
Korea
Actoz is subject to income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the Republic of Korea (the “Korea Income Tax Laws”), respectively. Actoz is subject to a 14.3% and 27.5% (in excess of KRW 100,000,000 of taxable income) tax rate for the years ended December 31, 2007 and 2008, and a 12.1% and 24.2% (in excess of KRW 200,000,000 of taxable income) tax rate for the year ended December 31, 2009, which includes resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2007, 2008 and 2009 are as follows:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Current income tax expenses	103,561	205,704	358,104
Deferred income tax expenses (benefits)	(36,489)	7,205	937

Withholding taxes	—	37,000	69,635

Income tax expenses	67,072	249,909	428,676

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2007, 2008 and 2009 are as follows:

	For the years ended December 31,
	2007	2008	2009

Statutory income tax rate	33%	25%	25%
Tax differential from statutory rate applicable to the subsidiaries and the VIE subsidiaries	(20)%	(11)%	(12%)
Enacted tax rate change	(3)%	(1)%	—
Effect of tax holidays	(4)%	—	—
Effect of the withholding taxes	—	3%	4%
Effect of change in valuation allowance	—	4%	4%
Others	4%	1%	1%

Effective income tax rate	10%	21%	22%

The aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended December 31,
(in thousands, except per share data)	2007	2008	2009
	RMB	RMB	RMB

The aggregate effect	31,849	—	—
Basic ordinary share effect	0.06	—	—
Diluted ordinary share effect	0.06	—	—
The Company is not subject to any tax holidays in 2008 and 2009.
Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2008	December 31, 2009
	RMB	RMB

Deferred tax assets
Licensing fees and related costs and deferred revenues	40,717	31,208
Other temporary differences	34,734	61,025
Foreign tax credit of Actoz	59,689	117,557
Development cost	11,595	9,825
Less: Valuation allowance	(41,610)	(123,949)

Total deferred tax assets, net of valuation allowance	105,125	95,666

Deferred tax liabilities
Intangible assets arising from business combination	35,426	38,149
Withholding taxes	37,000	69,684

Total deferred tax liabilities	72,426	107,833

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
Movement of valuation allowances

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Balance at beginning of year	—	3,118	41,610
Current year additions	3,118	38,492	82,339

Balance at end of year	3,118	41,610	123,949

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2007, 2008 and 2009, the majority of valuation allowances were provided because it was more likely than not that the Group would not be able to utilize certain foreign tax credit carry forwards generated by a subsidiary. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase net income when those events occur.
As of December 31, 2009, total tax credit carry forward of KRW5,978 million (equivalent to RMB35.3 million) and KRW13,947 million (equivalent to RMB 82.3 million) will expire in 2014 and 2015, respectively.
7. EARNINGS PER SHARE
Basic and diluted net income per ordinary share attributable to the Company’s shareholders have been calculated in accordance with ASC 260 (formerly referred to SFAS No. 128 and EITF No. 03-06), for the years ended December 31, 2007, 2008 and 2009 as follows:

	For the years ended December 31,
(in thousands, except share and per share data)	2007	2008	2009
	RMB	RMB	RMB
Numerator:
Net income per ordinary share attributable to Shanda Games Limited for basic and diluted earnings	591,900	935,484	1,452,972

Denominator:
Weighted-average ordinary shares outstanding for basic calculation	550,000,000	550,000,000	556,575,353
Dilutive effect of share options	—	—	2,986,054
Dilutive effect of restricted shares	—	—	39,464

Denominator for diluted calculation	550,000,000	550,000,000	559,600,871

Net income per ordinary share attributable to Shanda Games Limited’s shareholders — basic	1.08	1.70	2.61

Net income per ordinary share attributable to Shanda Games Limited’s shareholders — diluted	1.08	1.70	2.60

8. CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of December 31, 2009 include cash balances held by the PRC operating companies of approximately RMB573.7 million. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 23). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control the PRC operating companies as described in Note 2(3) for its normal operations.
Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$5,844 and US$54,605 (equivalent to approximately RMB39,944 and RMB372,731) as of December 31, 2008 and 2009, respectively, and cash balances denominated in Korean Won of approximately KRW5,653,703 and KRW3,800,199 (equivalent to approximately RMB30,564 and RMB22,421) as of December 31, 2008 and 2009, respectively.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
9. ACCOUNTS RECEIVABLE

	December 31, 2008	December 31, 2009
	RMB	RMB
Accounts receivable	16,138	20,544
Less: Allowance for doubtful accounts	(8,853)	(2,041)

	7,285	18,503

The movement of the allowance for doubtful accounts during the years ended December 31, 2008 and 2009 are as follows:

	For the years ended December 31,
	2008	2009
	RMB	RMB
Balance at beginning of year	9,772	8,853
Add: Current year additions	—	1,673

Less: Current year reversal	(695)	—
Current year write-offs	(224)	(8,485)

Balance at end of year	8,853	2,041

10. INVESTMENTS IN AFFILIATED COMPANIES
The following table includes the Company’s carrying amount and percentage ownership of the investments in affiliated companies as of December 31, 2009 and the carrying amount as of December 31, 2008:

	December 31, 2008	December 31, 2009
			Percentage
	RMB	RMB	Ownership

Shanghai Weilai Information Technology Co., Ltd. (“Shanghai Weilai”)	3,333	—	25%
Beijing Zhongcheng Cooperation and Technology Development Co., Ltd. (“Beijing Zhongcheng”)	6,069	—	35%
Anipark Co., Ltd. (“Anipark”)	3,910	6,751	12.89%

Shanghai Caiqu Network Technology Co., Ltd. (“Shanghai Caiqu”)	4,000	—	—
Shanghai Qiyu Information Technology Co., Ltd. (“Shanghai Qiyu”)	960	829	20%
Xiamen Lianyu Science and Technology Co., Ltd. (“Xiamen Lianyu”)	374	505	30%

Fuzhou Lingyu Computer Technology Co., Ltd (“Fuzhou Lingyu”)	—	319	30%

Chengdu Sunray Technology Co., Ltd. (“Chengdu Sunray”)	4,570	—	20%

Beijing Chuanyue Shidai Information Co., Ltd. (“Beijing Chuanyue”)	178	—	20%
Others	127	299	20%-23%

Total	23,521	8,703

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
The movement of the investments in affiliated companies is as follows:

			Share of	Amortization
			Profit/(Loss)	of Identifiable
	Balances at		on Affiliated	Intangible		Balances at
	January 1,		Companies	Assets, Net of	Other Equity	December 31,
	2008	Investments	Investments	Tax	Movement	2008
	RMB	RMB	RMB	RMB	RMB	RMB
Chengdu Sunray	5,000	—	(430)	—	—	4,570
Beijing Chuanyue	—	100	78	—	—	178
Shanghai Qiyu	—	1,000	—	(40)	—	960
Beijing Zhongcheng	—	6,269	(200)	—	—	6,069
Xiamen Lianyu	—	430	(49)	(7)	—	374
Shanghai Weilai	—	3,333	—	—	—	3,333
Shanghai Caiqu	—	4,000	—	—	—	4,000
Anipark	—	—	1,564	—	2,346	3,910
Others	—	125	2	—	—	127

Total	5,000	15,257	965	(47)	2,346	23,521

			Share of	Amortization
			Profit/(Loss)	of Identifiable
	Balances at		on Affiliated	Intangible		Transferred	Balances at
	January 1,		Companies	Assets, Net of	Other Equity	Out to Related	December 31,
	2009	Investments	Investments	Tax	Movement	Party	2009
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Shanghai Weilai	3,333	11,667	(15,000)	—	—	—	—
Beijing Zhongcheng	6,069	5,731	(11,800)	—	—	—	—
Anipark	3,910	—	2,194	—	647	—	6,751
Shanghai Caiqu	4,000	—	340	(340)	—	(4,000)	—
Shanghai Qiyu	960	—	(71)	(60)	—	—	829
Xiamen Lianyu	374	—	142	(11)	—	—	505
Fuzhou Lingyu	—	1,000	(681)	—	—	—	319
Chengdu Sunray	4,570	—	(4,570)	—	—	—	—
Beijing Chuanyue	178	—	(178)	—	—	—	—
Others	127	208	(36)	—	—	—	299

Total	23,521	18,606	(29,660)	(411)	647	(4,000)	8,703

11. PROPERTY AND EQUIPMENT
Property and equipment and its related accumulated depreciation as of December 31, 2008 and 2009 are as follows:

	December 31, 2008	December 31, 2009
	RMB	RMB
Computer equipment	243,952	297,660
Leasehold improvements	1,564	4,338
Furniture and fixtures	20,540	26,069
Motor vehicles	11,213	10,919
Office buildings	2,596	2,596
Less: Accumulated depreciation	(186,880)	(201,748)

Net book value	92,985	139,834

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was approximately RMB60,979, RMB52,339 and RMB44,797, respectively.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
12. INTANGIBLE ASSETS
Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Company’s intangible assets as of December 31, 2008 and 2009 are as follows:

	December 31, 2008	December 31, 2009
	RMB	RMB
Gross carrying amount:
Upfront licensing fee paid	343,571	479,704
Software, copyrights and others	87,865	107,565
Intangible assets arising from business combinations
— Software technology	118,223	207,523
— Non-compete arrangement	227	21,227
— Trademarks	54,666	54,666
— Other	3,073	3,073

	607,625	873,758

Less: accumulated amortization
Upfront licensing fee paid	(55,739)	(165,018)
Software, copyrights and others	(79,511)	(93,460)
Intangible assets arising from business combinations	(43,270)	(77,937)

	(178,520)	(336,415)

Less: Impairment for upfront licensing fee paid	(20,095)	(20,095)

Net book value	409,010	517,248

Amortization expense for the years ended December 31, 2007, 2008 and 2009 amounted to approximately RMB74,407, RMB104,897 and RMB151,852, respectively.
Impairment of intangible assets charged to cost of revenue in 2007 amounted to RMB20,095 primarily related to one of the online games for which the Company would not be able to fully recover the upfront and minimum royalty licensing costs. The provision represents management’s best estimate of the loss.
The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB
2010	161,860
2011	151,998
2012	81,588
2013	28,747
2014	25,404

Total	449,597

13. GOODWILL
The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Actoz	Chengdu Aurora	Shanghai Shulong	Chengdu Simo	Total
	RMB
Balance as of December 31, 2007	86,479	26,130	3,934	—	116,543

Acquisitions in 2008	—	—	—	—	—

Balance as of December 31, 2008	86,479	26,130	3,934	—	116,543

Acquisitions in 2009	—	—	—	53,532	53,532

Balance as of December 31, 2009	86,479	26,130	3,934	53,532	170,075

Goodwill arising from business combination completed in 2009 has been allocated to the respective reporting unit of the Group. Goodwill is not amortized but is reviewed annually for impairment. The Company performed goodwill impairment tests as of December 31, 2008 and 2009, and determined that the Company’s goodwill was not impaired.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
14. OTHER PAYABLES AND ACCRUALS

	December 31, 2008	December 31, 2009
	RMB	RMB
Salary and welfare payable	2,242	4,619
Accrued bonus	51,336	89,860
Unpaid rental for server software	46,574	47,609
Accrued professional service fee	7,185	8,695
Acquisition related obligation (Note 4)	—	48,800
Unpaid advertisement and promotion fee	32,443	146,054
Payables to employees relating to exercise of options (Note 2(7))	—	54,471
Other payables	15,583	33,334

Total	155,363	433,442

15. ORDINARY SHARES
Upon incorporation of Shanda Games (HK) in December 2007, Shanda subscribed for 55,000,000 shares at a par value of US$1.00 per ordinary share in Shanda Games (HK). In turn, Shanda paid US$45 million, equal to RMB328.9 million out of the total payable of US$55 million to Shanda Games (HK). Following the Reorganization on July 1, 2008, Shanda transferred all of its 55,000,000 ordinary shares in Shanda Games (HK) to the Company in exchange for the issuance of 54,999,999 ordinary shares of the Company. Together with the 1 ordinary share owned by Shanda upon the incorporation of the Company, Shanda owned 55,000,000 ordinary shares in the Company immediately after the share swap. Due to the share swap, the Company assumed the payable of US$10 million to Shanda Games (HK), which was settled in cash in 2009. On September 18, 2008, the Company declared a share dividend and distributed 495,000,000 ordinary shares to Shanda. Immediately after the share dividend, Shanda owned 550,000,000 ordinary shares of Shanda Games at a par value of US$0.01 per ordinary share.
The transactions described above are accounted for as a legal reorganization under common control. Therefore the Company is assumed to have been in existence since January 1, 2007, and the impact of the share transactions is accounted for retroactively in the periods presented herein. In connection with Shanda’s investments that were transferred from Shanda to the Group, such as investments in Actoz and certain affiliated companies, as part of the Reorganization, they are recorded as capital contribution from Shanda in the consolidated statements of changes in shareholders’ equity.
On September 25, 2009, the Company completed the IPO on the NASDAQ Global Select Market. In the offering, 83,500,000 American Depositary Shares (“ADSs”), representing 167,000,000 Class A ordinary shares, were sold to the public at a price of $12.50 per ADS. Of these, 13,043,500 ADSs, representing 26,087,000 Class A ordinary shares, were sold by the Company; and 70,456,500 ADSs, representing 140,913,000 Class A ordinary shares, were sold by a direct wholly-owned subsidiary of Shanda. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately $152.5 million. As of December 31, 2009, the Company had an aggregate of 576,087,000 ordinary shares issued and outstanding. These outstanding shares consist of (1) 167,000,000 Class A ordinary shares held by public shareholders; (2) 409,087,000 Class B ordinary shares indirectly held by Shanda.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
16. SHARE OPTION PLAN
Certain of the Company’s employees were granted awards under share-based incentive plans established by Shanda. Such share-based compensation expenses were recognized in the Company’s consolidated statements of operations and comprehensive income in the amounts of RMB12.8 million, RMB12.2 million and RMB11.8 million for the years ended December 31, 2007, 2008 and 2009, respectively. For awards granted to the Company’s employees under the share-based incentive plans established by the Company, share-based compensation expenses were recognized in the Company’s consolidated statements of operations and comprehensive income in the amounts of RMB2.2 million and RMB106.9 million for the years ended December 31, 2008 and 2009.
Share-based compensation allocated from Shanda
Shanda’s 2003 Share Incentive Plan
Shanda’s 2003 Share Incentive Plan provides for the issuance of options to purchase up to 13,309,880 ordinary shares of Shanda. Under the 2003 Share Incentive Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Shanda ’s ordinary shares, equals to the excess of the fair market value of Shanda’s ordinary shares, or (iii) other types of compensation based on the performance of Shanda’s ordinary shares.
In 2004 and 2005, Shanda granted options to purchase 226,750 and 86,295 ordinary shares of Shanda, respectively, to certain employees of the Company under the 2003 Share Incentive Plan, at exercise prices equal to the market prices per ordinary share of Shanda’s stock at the dates of grant. The option awards have 10 years contractual term and vest in four year installments on the first, second, third and fourth anniversaries of the date of grant.
Shanda’s 2005 Equity Compensation Plan
Shanda’s 2005 Equity Compensation Plan provides for the issuance of options to purchase up to 7,449,235 ordinary shares, plus ordinary shares reserved for issuance but not yet issued under Shanda’s 2003 Share Incentive Plan. Under the 2005 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda Interactive and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Shanda’s ordinary shares, equals to the excess of the fair market value of Shanda’s ordinary shares, or (iii) other types of compensation based on the performance of Shanda’s ordinary shares. The maximum contractual term of any issued stock right is ten years from the grant date.
In 2006, 2007 and 2008, Shanda granted options to purchase 1,055,000, 325,000, and 20,000 ordinary shares, of Shanda, respectively, to certain employees of the Company under the 2005 Equity Compensation Plan, at exercise price equal to the average market value in the previous three months of the grant dates, except for the options granted in 2008 for which the exercise price was equal to the average market value of the fifteen days prior to the grant date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.
A summary of option activity, relating to the options held by the Group’s employees under the Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan as of December 31, 2008 and December 31, 2009 and changes during the year then ended is presented below:

		Weighted	Weighted Average
	Options	Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
		US$		US$
Outstanding at January 1, 2008	1,462,008	8.05
Granted	20,000	17.60
Exercised	(117,322)	8.42
Forfeited or Expired	—	—

Outstanding at December 31, 2008	1,364,686	8.16	6.49	10,979

Vested and expected to vest at December 31, 2008	1,221,245	8.08	6.52	9,925

Vested and exercisable at December 31, 2008	551,862	7.25	6.55	4,930

Granted	—	—
Exercised	(735,616)	7.66
Forfeited or Expired	—	—
Outstanding at December 31, 2009	629,070	8.73	5.24	11,055
Vested and expected to vest at December 31, 2009	591,410	8.69	5.26	10,415
Vested and exercisable at December 31, 2009	187,820	8.15	5.24	3,410

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
The aggregate intrinsic value is calculated as the difference between the market value of US$16.18 and US$26.31 as of December 31, 2008 and 2009 and the exercise price of the options, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was RMB16.0 million, RMB6.2 million and RMB93.6 million, respectively.
The weighted average grant-date fair value of options granted during the year ended December 31, 2008 was US$8.49. The total fair value of options vested during the two years ended December 31, 2008 and 2009 was RMB16.0 million and RMB12.8 million.
As of December 31, 2009, there was RMB9.6 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the employees. This cost is expected to be recognized over a weighted averaged period of 1 year. Total compensation cost may be adjusted for future changes in estimated forfeitures. For the years ended December 31, 2008 and 2009, total cash received by Shanda from the exercise of stock options amounted to RMB6.8 million and RMB38.5 million, respectively.
Under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan, share-based compensation expense of approximately RMB12.8 million, RMB12.2 million, and RMB11.8 million were recognized in the consolidated statements of operations and comprehensive income in the years ended December 31, 2007, 2008, and 2009, respectively.
The fair value of each option granted under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan is estimated on the grant date using the Black-Scholes option pricing model that uses assumptions noted in the following table:

	For the years ended December 31,
	2007	2008
Risk-free interest rate(1)	4.51%	3.28%
Expected life (in years)(2)	5 years	5 years
Expected dividend yield(3)	0%	0%
Expected volatility(4)	58%	58%
Fair value per option at grant date (in RMB)	55.91	61.97

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of stock options granted under the Plan is developed giving consideration to vesting period, contractual term and historical exercise pattern.

(3)	Shanda has no history or expectation of paying dividends on its ordinary shares.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s ordinary shares for a period equal to the expected term preceding the grant date.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
Share-based compensation of the Company
2008 Equity Compensation Plan
In November 2008, the Company authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 ordinary shares. Under the Company’s 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries’ affiliates, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equals to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares.
From November 14, 2008 through September 7, 2009, the Company granted options to employees to purchase 24,752,500 ordinary shares at an exercise price of US$3.2 per share and 936,000 ordinary shares at an exercise price of US$3.98 per share under the Company’s 2008 Equity Compensation Plan, respectively. After the the Company’s IPO, from October 16, 2009 through December 1, 2009, the Company granted options to employees to purchase 38,000 Class A ordinary shares at an exercise price of US$5.38 and 20,000 Class A ordinary shares at an exercise price of US$5.29 under the Company’s 2008 Equity Compensation Plan, respectively, equivalent to the average market value in the previous fifteen trading days of the grant dates. The options can be exercised within 10 years from the grant date. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period. 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with the Company, and up to 2/3 of which can be earned contingent on the achievement of different performance targets.
For the options granted prior to the consummation of the Company’s IPO, the vesting conditions are: 1) On each of the first four anniversaries of the Performance Period Start Date, twenty percent (20%) of the earned options during the year preceding such anniversary date shall vest and become exercisable. 2) On each of the first four anniversaries of the consummation of the IPO, eighty percent (80%) of the earned options during the year preceding the corresponding first four anniversaries of the Performance Period Start Date shall vest and become exercisable provided, in each case, that the employees remain employed by the Company on such vesting date.
For the options granted after the consummation of the Company’s IPO, on each of the first four anniversaries of the Performance Period Start Date, one hundred percent (100%) of the options earned during the year preceding such anniversary date shall vest and become exercisable provided that the employees remain employed by the Company on such vesting date.
In accordance with ASC 718, the Company recognized share-based compensation expenses for the options granted prior to IPO, net of a forfeiture rate, using the straight-line method for the 1/3 of the 20% of the options earned subject to the employees’ continued employment with the Company, and using the graded-vesting method for up to 2/3 of the 20% of the options earned contingent on the achievement of different performance targets when the Company concluded that it is probably that the performance targets will be achieved.
The Company did not recognize share-based compensation expenses for the earned options (80%) granted prior to the IPO and which vested upon the consummation of the IPO, as the Company was not able to determine that it was probable that this performance condition would be satisfied until such event occurred As a result of the consummation of the IPO, the share-based compensation expenses for this portion of the earned options were recognized in the Company’s consolidated statements of operations and comprehensive income.
For the options granted after the consummation of the IPO, the Company recognized the share-based compensation expenses, net of a forfeiture rate, using the straight-line method for the 1/3 of the options earned subject to the employees’ continued employment with the Company, and using the graded-vesting method for the 2/3 of the options earned contingent on the achievement of different performance targets when the Company concluded that it is probably that the performance targets will be achieved.
Share-based compensation expense related to the option award granted by the Company under the 2008 Equity Compensation Plan amounted to approximately RMB2.2 million and RMB103.9 million for the years ended December 31, 2008 and 2009.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
The Company’s share option activities as of December 31, 2008 and 2009 and changes during the year then ended is presented below:

			Weighted Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Life	Value
		US$		US$
Granted	21,857,500	3.2
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2008	21,857,500	3.2	9.87	—

Vested and expected to vest at December 31, 2008	3,213,101	3.2	9.87	—

Vested and exercisable at December 31, 2008	—	—	—	—

Granted	3,889,000	3.4
Exercised	—	—
Forfeited	(191,300)	3.2
Expired	—	—

Outstanding at December 31, 2009	25,555,200	3.2	8.94	47,589

Vested and expected to vest at December 31, 2009	25,178,284	3.2	8.94	46,956

Vested and exercisable at December 31, 2009	—	—	—	—

As the exercise price approximates the fair value of the ordinary share of the Company as of December 31, 2008, there is no intrinsic value as of December 31, 2008. The intrinsic value as of December 31, 2009 is calculated as the difference between the fair value of US$5.1 of ordinary shares as of December 31, 2009 and the exercise price of the shares.
The weighted average grant-date fair value of options granted during the year ended December 31, 2008 and 2009 was US$1.60 and US$2.49, respectively. No option was vested during the year ended December 31, 2008 and 2009.
As of December 31, 2009, there was RMB182.9 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted average period of 3.6 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions.
The fair value of each option granted under the Company’s 2008 Equity Compensation Plan before the IPO is estimated on the date of grant using the binomial pricing model that uses the assumptions noted in the following table:

	For the years ended December 31
	2008		2009
Exercise Price	US$	3.2	US$	3.20~US$3.98
Fair value of ordinary shares	US$	3.13	US$	3.90~US$6.25
Risk-free interest rate(1)		3.94%		3.31%~4.44%
Exercise multiple(2)		1.8		1.8
Expected dividend yield(3)		0%		0%
Expected volatility(4)		50%		50%
Fair value per option at grant date (in RMB)		10.4~11.8		14.1~26.8

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve over the contractual term of the option in effect at the time of grant.

(2)	The management estimates the options will be exercised when the spot price reaches 1.8 times of strike price after becoming exercisable.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s ordinary shares for a period equal to the expected term preceding the grant date.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
The fair value of each option granted under the Company’s 2008 Equity Compensation Plan after the IPO is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table:

	For the year ended
	December 31, 2009
Exercise Price	US$	5.29~US$5.38
Fair value of ordinary shares	US$	5.12~US$5.16
Risk-free interest rate(1)		2.13%~2.48%
Expected life (in years)(2)		5
Expected dividend yield(3)		0%
Expected volatility(4)		50%
Fair value per option at grant date (in RMB)		15.82~15.84

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of stock options granted is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted by Shanda.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s ordinary shares for a period equal to the expected term preceding the grant date.
On December 22, 2008, the Company also granted 407,770 restricted shares under the Company’s 2008 Equity Compensation Plan. The restricted shares vest in equal installments over four calendar years on December 31 of each such calendar year, commencing on December 31, 2009, subject to the employee’s continued employment with the Company.
From July 14, 2009 through December 1, 2009, the Company granted 251,920 restricted shares and 6,068,500 restricted shares to the Company’s and Shanda’s employees, respectively, under the Company’s 2008 Equity Compensation Plan. The restricted shares vest in equal installments over each of the four anniversaries of grant date of each such calendar year, commencing on the grant date, subject to the employee’s continued employment with the Company or Shanda, as the case may be.
Share-based compensation expense related to the Restricted Share Award granted by the Company under the 2008 Equity Compensation Plan amounted to RMB60 and RMB3,029 for the years ended December 31, 2008 and 2009. The Restricted Shares granted to Shanda’s employees are measured at fair value at the grant date and that amount was recognized as a dividend distributed to Shanda.
A summary of unvested restricted share activity as of December 31, 2008 and 2009 is presented below:

		Weighted Average
Unvested Restricted Shares	Number of Shares	Grant-date Fair Value
		US$
Granted	407,770	3.2
Vested	—	—

Forfeited	—	—

Unvested at December 31, 2008	407,770	3.2

Granted	6,320,420	6.2
Vested	—	—

Forfeited	(3,000)	6.3

Unvested at December 31, 2009	6,725,190	6.0

Expected to vest at December 31, 2009	5,479,864	6.0

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
As of December 31, 2009, there was RMB207.9 million of unrecognized compensation cost (including the unrecognized compensation cost of the Restricted Shares granted to the employees of Shanda amounting to RMB191.9 million), adjusted for the estimated forfeitures, related to non-vested restricted shares granted to the Company’s employees. This cost is expected to be recognized over a weighted average period of 3.7 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
Share-based compensation of Actoz
Since 2005, Actoz has granted stock options to its employees as an incentive program.
A total of 127,420 shares were granted to Actoz’s employees in July 2006; 140,000 shares were granted in March 2007; 470,730 shares were granted in September 2007; 94,040 shares were granted in March 2008; and a 10,000 shares were granted in October 2008.
The stock options may be exercised from the date that is two years from the grant date for a period of five years under relevant law. The grantees who were granted before March 2007 may exercise 2/3 of granted stock options two years after the grant date and 1/3 of granted stock options may be exercised three years after the grant date. Grantees who were granted options in September 2007 and in 2008 may exercise 1/2 of granted stock options two years after grant date, 1/4 of granted stock option may be exercised three years after grant date, and 1/4 of granted stock options may be exercised four years after grant date.
Under the relevant law, the option exercise price is decided based on the price calculated by taking the arithmetic average of the weighted average of the periods of past two months, one month and one week each prior to the day immediately preceding the date of the shareholders meeting.
Actoz may decide upon one or more methods for exercise of the options pursuant to the resolution of the board of directors: 1) delivery of new shares of Actoz, 2) delivery of Actoz’s treasury stock; or 3) payment by Actoz to the Grantee of the difference between the market price at the time of exercise and the exercise price, in cash or treasury stock.
The assumptions used to value stock-based compensation awards for the years ended December 31, 2007 and 2008 are presented as follows:

	For the years ended December 31
	2007	2008
Risk-free interest rate	4.80-5.39%	4.80-5.39%
Expected life (in years)	4.7-4.9 years	4.7-4.9 years
Expected dividend yield	0%	0%
Expected volatility	80%-83%	63%-87%
Fair value per option at grant date( in KRW)	5,997~6,198	4,531~6,355

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
Activities of share options
Actoz’s share option activities as of December 31, 2008 and 2009 and changes during the years then ended is presented below:

	Options	Weighted Average	Weighted Averaged Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
		KRW		KRW
January 1, 2008	702,920	9,535
Granted	104,040	8,603
Exercised	—	—
Forfeited	(44,410)	9,700

December 31, 2008	762,550	9,398	5.54	611,557

Vested and expected to vest as of December 31, 2008	648,736	9,375	5.51	534,923

Vested and exercisable as of December 31, 2008	68,280	8,300	4.57	129,732

December 31, 2008	762,550	9,398	5.54	611,557
Granted	—	—		—
Exercised	(300,700)	9,397		—
Forfeited	(49,360)	9,406		—

December 31, 2009	412,490	9,398	4.66	3,156,394

Vested and expected to vest as of December 31, 2009	392,849	9,390	4.65	3,009,071

Vested and exercisable as of December 31, 2009	123,261	9,390	4.65	949,448

The aggregate intrinsic value is calculated as the difference between the market value of KRW10,200 and KRW17,050 as of December 31, 2008 and 2009 and the exercise price of the shares. The total intrinsic value of options exercised during the year ended 2009 was KRW2,301.3 million.
The weighted average estimated fair value of options granted during fiscal years 2007 and 2008 were KRW6,152 and KRW4,966, respectively. The total fair value of options vested during the year ended December 31, 2008 and 2009 was KRW434.0 million and KRW2,191.1 million.
Share-based compensation expense of approximately RMB4.7 million, RMB6.4 million, and RMB7.1 million were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2007, 2008 and 2009.
As of December 31, 2009 there was KRW1,362 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to unvested stock-based awards granted to Actoz’s employees. This cost is expected to be recognized over a weighted average period of 1.7 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2009, total cash received by Actoz from the exercise of stock options amounted to KRW2,825.6 million (equivalent to approximately RMB16.0 million).
17. EMPLOYEE BENEFITS
The full-time employees of the PRC subsidiaries and the PRC operating companies that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. The PRC subsidiaries and the PRC operating companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB18,136, RMB20,887 and RMB25,733 for the years ended December 31, 2007, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
18. RELATED PARTY TRANSACTIONS
During the years ended December 31, 2007, 2008 and 2009, significant related party transactions were as follows:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Platform service fees and sales agent fees paid to companies under common control by Shanda(1)	595,672	791,702	1,099,201
Online game licensing fees paid to an affiliated company(2)	158,172	—	—
Online game upfront licensing fee paid to an affiliated company(2)	7,741	—	—
Promotion service fee paid to companies under common control by Shanda	—	9,474	11,230
Online game licensing fees received from companies under common control by Shanda	(8,311)	(11,244)	(7,091)
Online game upfront fee received from a company under common control by Shanda	—	(3,441)	(12,088)
Corporate general administrative expenses allocated from Shanda	37,592	31,346	14,351
Rental fee paid to companies under common control by Shanda	—	—	10,394
Consulting service fee paid to companies under common control by Shanda	—	—	2,260

(1)
Prior to the Reorganization, these services were provided by Shanda’s various subsidiaries and VIEs, and the service fees were incurred based on the contractual arrangement entered prior to the Reorganization. For the five-year period beginning after the Reorganization, the Group has agreed to continue to use services provided by companies under common control of Shanda based on new services agreements.

(2)	The transactions are up to June 30, 2007 as the affiliated company has been consolidated from July 1, 2007.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
As of December 31, 2008 and 2009, outstanding amount due from/to related parties were as follows:

	December 31, 2008	December 31, 2009
	RMB	RMB
Accounts receivables from related parties under common control by Shanda	431,876	405,932

Accounts receivables from Shanda	1,427	—

	433,303	405,932

Other receivables due from related parties under common control by Shanda	105,269	6,184

All amounts due from related parties are unsecured.

	December 31, 2008	December 31, 2009
	RMB	RMB
Accounts payable to related parties under common control by Shanda	75,414	70,770

Other payables to related parties under common control by Shanda	262,673	19,937

All amounts due to related parties are unsecured.
19. DERIVATIVE
In June 2009, Shengqu entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million to be repaid in June 2010. The loan bears interest at 1.35% per annum and is collateralized with a cash deposit of RMB702 million from Shengqu. The interest earned from the RMB cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of USD to RMB at 6.8445 at the time when it repays the US dollar loan. The Company recorded the foreign currency forward contract as a derivative and marked-to-market at each balance sheet date. The loan is remeasured at each period end to Shengqu’s functional currency and is netted off against its RMB cash deposit due to the existence of the legal set off right. As of December 31, 2009, the financial liability related to the forward contract is not material.
20. CERTAIN RISKS AND CONCENTRATIONS
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable due from or accounts payable to related parties and prepayments and other current assets. As of December 31, 2008 and 2009, substantially all of the Company’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.
Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.
No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2007, 2008 and 2009.
The Company derived the majority of its net revenues from two MMORPGs, Mir II and Woool, including their sequels, which accounted for approximately 55.9% and 22.7% of the net revenues for the year ended 2007, 55.3% and 20.6% of the net revenues for the year ended December 31, 2008, and 56.4% and 21.8% of the net revenues for the year ended 31 December 2009, respectively.
The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the U.S. dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the U.S. dollar.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
21. COMMITMENTS AND CONTINGENCIES
Operating lease agreements
The Company has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2009 are as follows:

		Computer
	Office Premise	Equipment	Total
	RMB	RMB	RMB
2010	6,810	32,416	39,226
2011	3,480	6,735	10,215
2012	588	—	588

	10,878	39,151	50,029

As of December 31, 2009, the Company had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual usage of the servers. The server leasing rental expenses under these operating leases amounted to approximately RMB21,261, RMB20,431 and RMB22,390 during the years ended December 31, 2007, 2008 and 2009, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.
Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB84,938, RMB96,941 and RMB133,354 during the years ended December 31, 2007, 2008 and 2009, respectively, and were charged to the statements of operations and comprehensive income when incurred.
As of December 31, 2009, the Company also has commitments in respect of the maintenance contracts in relation to the servers owned by the Company amounting to RMB39,151.
Contingencies
The Company accounts for loss contingencies in accordance with ASC 450 (formerly referred to as SFAS No. 5, “Accounting for Loss Contingencies”) and other related guidance. Set forth below is a description of certain loss contingencies, as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.
PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. Shanda Games (HK) is incorporated in Hong Kong and accordingly Shengqu is considered as a foreign invested enterprise under PRC law. In order to comply with PRC laws restricting foreign ownership in the online game business in China, the Company operates its online game business in China through the PRC operating companies. Shanghai Shulong currently holds an ICP license and an Internet culture operation license that are required to operate the online game business. The Company publishes its online games under an Internet publishing license held by Shanda Networking. Shengqu has entered into a series of contractual arrangements with the PRC operating companies, pursuant to which Shengqu provides the PRC operating companies with services, software licenses and equipment in exchange for fees, and Shengqu undertakes to provide financial support to the PRC operating companies to the extent necessary for their operations. In addition, Shengqu has entered into agreements with Shanghai Shulong and its shareholders that provide it with the substantial ability to control Shanghai Shulong. In the opinion of management and the Company’s PRC legal counsel, in all material

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands unless otherwise stated)
respects, (i) the ownership structure of the Company, the PRC subsidiaries and the PRC operating companies are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements between the PRC operating companies, on the one hand and Shanghai Shulong and/or its shareholders, on the other hand, are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of the Company, the PRC subsidiaries and the PRC operating companies are in compliance with existing PRC laws and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Shanghai Shulong were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations or may be subject to other regulatory or enforcement actions. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with Shanghai Shulong is remote.
22. SUBSEQUENT EVENTS
In January 2010, the Company entered into an agreement to acquire Goldcool Holdings Limited, a Shanghai-based online game developer and operator, for RMB120 million in cash. At the date of issuance of the financial statements, the initial purchase accounting was not yet completed.
In January 2010, the Company entered into an agreement to acquire all of the equity interest of Mochi Media Inc., a leading platform for distributing and monetizing browser-based games worldwide, a leading platform for distributing and monetizing browser-based games worldwide, for approximately US$60 million in cash and US$20 million in equity retention arrangements. At the date of issuance of the financial statements, the initial purchase accounting was not yet completed.
On March 1, 2010, we announced that our board of directors had authorized us to repurchase up to $150 million worth of our outstanding American Depositary Shares from time to time over the next twenty four (24) months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations.
The Company has performed an evaluation of subsequent events through April 30, 2010, which is the date the financial statements were available to be issued.
23. RESTRICTED NET ASSETS
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and the PRC operating companies are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB602.8 million, or 21.4% of the Company’s total consolidated net assets as of December 31, 2009. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or the PRC operating companies for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries or the PRC operating companies due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholder. The Company is not required to include the condensed financial statements of the Company in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.