Form 20-F
period 2010-12-31
Shanda Games Ltd
filed 2011-05-25
CIK 1470157

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 158,302,254 Class A ordinary shares, par value US$0.01 per share and 409,087,000 Class B ordinary shares, par value US$0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐ Large accelerated filer	☑ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☑ U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standard Boards	☐ Other
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

•	our plans for strategic partnerships with other businesses;
•	our acquisition strategy, and our ability to successfully integrate past or future acquisitions with our existing operations;
•	competition in the PRC online game industry;
•	the outcome of ongoing, or any future, litigation or arbitration;
•	the outcome of our annual evaluation as to our status as a passive foreign investment company;
•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;
•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and
•	PRC governmental policies relating to media and the Internet and Internet content providers and to the provision of advertising over the Internet.
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
CERTAIN CONVENTIONS
Except where the context otherwise requires and for purposes of this annual report only:
• “China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;
• “our PRC companies” refers to our PRC subsidiaries and our PRC operating companies;

• “our PRC operating companies” refers to Shanghai Shulong Technology Development Co., Ltd., or Shanghai Shulong, and its wholly-owned subsidiaries, Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, Nanjing Shulong Computer Technology Co., Ltd., or Nanjing Shulong, Chengdu Aurora Technology Development Co., Ltd., or Chengdu Aurora, Chengdu Simo Technology Co., Ltd., or Chengdu Simo, Tianjin Youji Technology Co., Ltd., or Tianjin Youji, and Chengdu Youji Technology Co., Ltd., or Chengdu Youji; and Shanghai Hongli Digital Technology Co., Ltd., or Shanghai Hongli;
• “our PRC subsidiaries” refers to Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, Lansha Information Technology (Shanghai) Co., Ltd., or Lansha, and Kuyin Software (Shanghai) Co., Ltd.;
• “reorganization” refers to Shanda Interactive’s reorganization effective July 1, 2008, pursuant to which Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business to us, as more fully described in Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Agreements with Shanda Interactive”;
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
• “Shanda Online” refers to Shanda Investment Holdings Limited, a Cayman Islands company wholly-owned by Shanda Interactive, and, unless the context requires otherwise, its subsidiaries, including Shanda Computer (Shanghai) Co., Ltd., or Shanda Computer, and, in the context of describing its operations, also includes its VIEs, including Shanghai Shanda Networking Co., Ltd., or Shanda Networking, Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda, and Shanghai Shengfutong Electronic Business Co., Ltd., or Shengfutong; and
• “we”, “us”, “our company” and “our” refer to Shanda Games, and, unless the context requires otherwise, its wholly-owned subsidiaries, including Shanda Games Holdings (HK) Limited, or Shanda Games (HK), Shanda Games Technology (HK) Limited, and Goldcool Holdings (HK) Limited, collectively, our HK subsidiaries, Shanda Games International (Pte) Ltd., a Singapore company, Goldcool Holdings Limited, a British Virgin Islands company, Mochi Media, Inc., a Delaware corporation, Eyedentity Games, Inc. or Eyedentity, a Korean company, and Shanda Games Korean Investment Limited, a British Virgin Islands company, and its majority-owned subsidiary, Actoz Soft Co., Ltd., a Korean company publicly listed on the Korea Exchange, or Actoz; and our PRC subsidiaries, and in the context of describing our operations, also include our PRC operating companies; when required by the context, references to “we”, “us”, “our company” and “our” include the online game business Shanda Interactive operated through its various subsidiaries and VIEs from January 1, 2008 to June 30, 2008.
Unless otherwise noted, this annual report contains translations of Renminbi, or RMB, amounts into U.S. dollars at a rate of RMB6.600 to US$1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2010, solely for the convenience of the reader. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.
References in this annual report to the operations of our business, financial condition and results of operations with respect to the period from January 1, 2008 to June 30, 2008 are to Shanda Interactive’s online game business operations as conducted by Shanda Interactive’s subsidiaries and VIEs prior to the reorganization. References in this annual report to the operations of our business, financial condition and results of operations with respect to the period from July 1, 2008 to December 31, 2010 are to our operations as a standalone company subsequent to the reorganization. The results of operations of Actoz have been consolidated into our results of operations during the periods presented in this annual report.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not Applicable

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

Item 3.	KEY INFORMATION
A. SELECTED FINANCIAL DATA
The following selected consolidated statement of operations data for the three years ended December 31, 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on our consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the year ended December 31, 2007 and our consolidated balance sheet as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with the consolidated financial statements and the related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F, including without limitation, the notes regarding our acquisitions of Mochi Media, Inc., Goldcool Holdings Limited and Eyedentity Games, Inc. in 2010. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

		For the Year Ended December 31,
	2007	2008	2009	2010
		(in millions)
	RMB	RMB	RMB	RMB	US$(1)
	Consolidated Statements of Operation and Comprehensive Income Data:
Net revenues:
MMORPG revenues(2)	1,996.9	2,948.5	4,422.1	4,018.3	608.8
Advanced casual game revenues(3)	278.9	355.8	305.6	300.6	45.5
Other revenues(4)	47.0	72.5	79.0	185.8	28.2

Total net revenues	2,322.8	3,376.8	4,806.7	4,504.7	682.5

Cost of revenues:
Third parties	(492.0)	(768.3)	(1,049.3)	(1,032.7)	(156.4)
Related parties	(769.1)	(721.1)	(884.2)	(804.5)	(121.9)

Total cost of revenues	(1,261.1)	(1,489.4)	(1,933.5)	(1,837.2)	(278.3)

Gross profit	1,061.7	1,887.4	2,873.2	2,667.5	404.2

Operating expenses:
Product development	(136.4)	(238.8)	(339.8)	(465.8)	(70.6)
Sales and marketing
Third parties	(125.4)	(124.4)	(206.7)	(275.3)	(41.7)
Related parties		(80.1)	(226.2)	(226.5)	(34.3)
General and administrative	(175.2)	(287.2)	(366.1)	(367.0)	(55.6)

Total operating expenses	(437.0)	(730.5)	(1,138.8)	(1,334.6)	(202.2)

Income from operations	624.7	1,156.9	1,734.4	1,332.9	202.0
Interest income	26.3	33.4	26.3	61.7	9.3
Investment income	—	—	0.2	0.2	*
Other income, net	28.7	6.1	169.4	215.6	32.7

Income before income tax expenses, equity in earnings (loss) of affiliated companies	679.7	1,196.4	1,930.3	1,610.4	244.0
Income tax expenses	(67.1)	(249.9)	(428.7)	(300.3)	(45.5)
Equity in earnings (loss) of affiliated companies	(13.6)	0.9	(30.0)	(5.4)	(0.8)

Net income	599.0	947.4	1,471.6	1,304.7	197.7
Less: Net income attributable to non-controlling interests	(7.1)	(11.9)	(18.6)	(15.9)	(2.4)

Net income attributable to Shanda Games Limited	591.9	935.5	1,453.0	1,288.8	195.3

*	Less than 0.1

		For the Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$(1)
Earnings per share data:
Earnings per share, basic	1.08	1.70	2.61	2.26	0.34
Earnings per share, diluted	1.08	1.70	2.60	2.26	0.34
Earnings per ADS, basic(5)	2.16	3.40	5.22	4.52	0.68
Earnings per ADS, diluted(5)	2.16	3.40	5.20	4.52	0.68

		As of December 31,
	2007	2008	2009	2010
			(in millions)
	RMB	RMB	RMB	RMB	US$(1)
Consolidated Balance Sheets Data:
Total current assets	904.4	1,582.7	3,297.3	3,394.5	514.3
Total assets	1,857.3	2,444.1	4,327.4	6,779.6	1,027.2
Total current liabilities	606.9	1,178.0	1,261.0	2,142.5	324.6
Total long term liabilities	34.0	30.2	40.9	378.3	57.3
Total liabilities	640.9	1,208.2	1,301.9	2,520.8	381.9
Total Shanda Games Limited shareholders’ equity	1,001.2	1,097.0	2,819.6	4,020.0	609.1
Non-controlling interests	215.2	138.9	205.9	238.8	36.2
Total equity	1,216.4	1,235.9	3,025.5	4,258.8	645.3
Total liabilities and equity	1,857.3	2,444.1	4,327.4	6,779.6	1,027.2

(1)
Translations of RMB into U.S. dollars were made at a rate of RMB6.600 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reverse Bank of New York on December 31, 2010.

(2)	Represents net revenues generated from the operation of MMORPGs in China.

(3)	Represents net revenues generated from the operation of advanced casual games in China.

(4)	Represents net revenues generated primarily outside of China from game licensing, game operations, and advertising.

(5)	Each American Depositary Share, or ADS, represents two Class A ordinary shares.
EXCHANGE RATE INFORMATION
Solely for the convenience of the reader, unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.600 to US$1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.
The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
				Period
	Average(1)	Low	High	End
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8176	6.8470	6.6000
2010	6.7696	6.8330	6.6330	6.6000
October 2010	6.6678	6.6912	6.6397	6.6707
November 2010	6.6538	6.6892	6.6330	6.6670
December 2010	6.6497	6.6745	6.6000	6.6000
2011
January 2011	6.5964	6.6364	6.5809	6.6017
February 2011	6.5761	6.5965	6.5520	6.5713
March 2011	6.5660	6.5743	6.5510	6.5568
April 2011	6.5267	6.5477	6.4900	6.4900
May 2011 (through May 13, 2011)	6.4939	6.4986	6.4915	6.4977

Source:	Federal Reserve Statistical Release

(1)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable
D. RISK FACTORS
Risks Relating to Our Business and Our Industry
If we are unable to successfully develop and source new online games, our business prospects, financial condition and results of operations would be materially and adversely affected.
To remain competitive, we must continue to develop and source new online games that appeal to game players. We develop and source new online games through our multi-channel strategy, including in-house development, licensing, investments and acquisitions and co-operation. However, we cannot assure you that we will be successful in executing such strategy. If we fail to do so, our business, financial condition, results of operations and business prospects would be materially and adversely affected. The following summarizes risks relating to our multi-channel strategy.
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
Our ability to introduce successful updates and expansion packs for our existing online games will also depend on our ability to collect and analyze user behavior data and feedback from the game player community in a timely manner and to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our virtual items. We cannot assure you that we will be able to collect and analyze game player behavior data on a timely basis or that such data will accurately reflect game player behavior.
•	Maintaining good relationships with our licensors, extending licenses for our existing licensed online games and licensing new online games
We license many of our online games, including some of our most popular games, from third parties. In 2009 and 2010, we derived approximately 69.1% and 60.5% of our net revenues, respectively, from online games that were licensed from third parties. We must maintain good relationships with our licensors to ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors. Finally, our licenses may be terminated upon the occurrence of certain events, such as a material breach by us. Only some of our license agreements allow us to automatically extend the term of the license without renegotiating with the licensors. We may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new royalty terms that are unacceptable to us. Our ability to continue to license our online games and to maintain good relationships with our licensors also affect our ability to license new games developed by the same licensors.

•	Investments in and acquisitions of other businesses that we believe may benefit our business
We intend to continue to invest in or acquire other businesses that complement our business or games that we believe may benefit us in terms of game player base or game portfolio. For example, in 2010, we acquired Eyedentity Games, Inc. or Eyedentity, which is a Korea-based online game developer; Goldcool Holdings Limited, or Goldcool, which is a Shanghai-based online game developer and operator; and Mochi Media, Inc., or Mochi Media, which operates a leading platform for distributing and monetizing browser-based mini-casual games worldwide. Our ability to grow through investments and acquisitions will depend on the availability of suitable candidates at an acceptable cost and our ability to consummate such transactions on commercially reasonable terms, as well as our ability to obtain any required governmental approvals. The identification and completion of these transactions may also require us to expend significant management and other resources. Moreover, the benefits of an investment or acquisition may take considerable time to materialize, and we cannot assure you that any particular transaction will achieve the intended benefits. Future acquisitions could also expose us to potential risks, including those associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of the acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.
•	Sourcing of new online games through co-operation
We co-operate certain games in China under nonexclusive licenses granted by third-party Chinese developers who also operate those same games on their own platform. We must maintain good relationships with our co-operators to ensure the continued smooth development or operation of our co-operated games. Our ability to co-operate successful online games also depends on the availability of co-operation partner candidates.
We depend substantially on two massively multi-player online role-playing games, or MMORPGs, which accounted for approximately 78.2% and 66.8% of our net revenues in 2009 and 2010, respectively, and have finite commercial lifespans.
Two of our MMORPGs, namely Legend of Mir II, or Mir II, and The World of Legend, or Woool, including their sequels, contributed approximately 56.4% and 21.8% of our net revenues, respectively, in 2009 and 45.7% and 21.1% of our net revenues, respectively, in 2010. Even though we expect the percentage of our net revenues generated from Mir II and Woool to decrease as net revenues from our other games, such as Dragon Nest, increase, we expect to continue to derive a substantial portion of our net revenues from these games in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II or Woool, including:
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
For example, in the fourth quarter of 2009, we introduced an expansion pack in Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchased in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% quarter-over-quarter. See also “Risks Relating to Our ADSs — The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.”
As with other online games, Mir II and Woool have finite commercial lifespans. We believe that Mir II and Woool, which we launched in 2001 and 2003, respectively, are in the more mature stages of their commercial lifespan. While we believe we will be able to extend the commercial lifespan of Mir II and Woool by enhancing, expanding and upgrading Mir II and Woool to include new features that appeal to existing players and attract new players, we cannot assure you that revenues from these games will not decline in the future as a result of the games reaching the end of their commercial lifespan. If we are not able to extend the commercial lifespan of Mir II and Woool, our business prospects, financial condition and results of operations may be materially and adversely affected.
Our new games may not be commercially successful, and we may fail to launch new games according to our timetable, or at all.
In order to remain competitive, we must introduce new online games that are attractive to our game players and can generate additional revenues and diversify our revenue sources. We cannot assure you that the new online games we launch will be commercially successful, and you should not use the success of our existing games as an indication of the future commercial success of any of the online games in our pipeline. A number of factors, including technical difficulties, insufficient game development personnel, a lack of marketing or other resources or acceptance of or interest in the new games among game players during the testing phase and adverse developments in our relationship with the licensors of our new licensed games, could result in delays in launching or prevent us from launching our new games. In addition, there are many factors that could adversely affect the popularity of our new games, including our abilities to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, to plan and organize marketing and promotional activities, and to differentiate our new games from our existing games and other games offered by other companies. If we fail to launch new games according to our timetable or at all or if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game sourcing or development costs, which can be significant.

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
As we develop new online games or introduce updates and expansion packs to our existing games, we closely monitor our game players’ tastes and preferences and may introduce or change certain game features or game play styles to make our games more attractive. We cannot assure you that these changes or adjustments will be well received by our game players, who may decide not to play the new game or cease playing the existing games. For example, in the fourth quarter of 2009, we introduced an expansion pack in Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. As a result, any changes or adjustments we make to existing or new games may adversely impact our revenues and business prospects.
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
To execute our growth strategies, we anticipate that we will need to manage and supervise our current game portfolio, as well as develop and source additional games. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our game licensors, co-operators, game players and third-party service providers. In addition, we need to implement various new or upgraded operational and financial systems, procedures and controls and to improve our accounting and other internal management systems, all of which will require substantial management efforts and financial resources and may divert our management’s attention from running our business or otherwise harm our operations. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies or manage our growth, and any failure to do so may limit our future growth and hamper our business strategy.

There are risks associated with our pursuit of growth through acquisitions and strategic investments.
In recent years we have pursued, and in the future we may continue to pursue, growth through acquisitions and strategic investments. In general, these acquired or invested companies either own intellectual property rights relating to online games or operate a network for the distribution of our online games. For example, between 2005 and 2007, Shanda Interactive completed a series of purchases in privately negotiated transactions and open market purchases, pursuant to which Shanda Interactive acquired a majority stake of the outstanding shares of Actoz, the co-owner of the intellectual property rights to Mir II. In addition, we acquired in 2007 Chengdu Aurora, which owns the intellectual property rights to Fungyun Online, in 2009 Chengdu Simo, which owns the intellectual property rights to Luvinia Online and in 2010 Goldcool, which owns the intellectual property rights to numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords; Eyedentity, which owns the intellectual property rights to Dragon Nest; and Mochi Media. Our acquisition of these companies entails a number of other risks that could materially and adversely affect our business and results of operations, including an inability to realize the synergies contemplated at the time of executing these transactions, difficulties integrating the acquired company’s personnel, operations, technologies or products into our existing business, the need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, the diversion of management resources from other strategic and operational issues, the inability to retain the key employees of the acquired companies, and the potential write-offs of acquired assets and goodwill, as well as potential expenses related to the amortization of intangible assets. See also “Risks Relating to Our Business and Our Industry — We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.” If we are unable to generate significant amounts of revenue from the acquired companies, we may suffer financial losses as a result of the acquired company’s on-going operating expenses, expenses related to the amortization of intangible assets from the acquisition, and additional share-based compensation expenses related to the acquisition. Our failure to address the risks associated with our acquisition of these companies may have a material adverse effect on our financial condition and results of operations.
We face risks associated with the licensing of our games internationally, and if we are unable to effectively manage these risks, our ability to expand our business internationally could be impaired.
As of March 31, 2011, we had licensed 15 online games to game operators in a number of countries or regions. We plan to further license our existing and new games in more countries and regions.
Licensing our games in the international markets exposes us to a number of risks, including:
•	identifying and maintaining good relations with game operators who are knowledgeable in, and can effectively distribute and operate our games in, international markets;
•	negotiating licensing agreements with game operators on terms that are commercially acceptable to us and enforcing the provisions of those agreements;
•	developing games, updates and expansion packs catering to overseas markets and renewing our license agreements with game operators upon expiration;
•	maintaining the reputation of our company and our games, given that our games are operated by game operators in the international markets with different standards;
•	protecting our intellectual property rights overseas and managing the related costs;
•	receiving and auditing the royalties we are entitled to receive;
•
complying with the different commercial and legal requirements of the international markets in which our games are offered, such as game import regulatory procedures, taxes and other restrictions and expenses; and

•	managing our foreign currency risks.
If we are unable to manage these risks effectively, our ability to license our games overseas may be impaired, which may materially and adversely affect our business, financial conditions and results of operations would be materially and adversely affected.
We or our licensors, co-operators or investees may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, co-operators or investees, may materially disrupt our business.
We cannot be certain that in-house developed, licensed or co-operated online games or other content posted on our website do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. As of March 31, 2011, 12 of the games we operated were developed in-house, 11 were licensed from third parties, 10 were invested in or acquired from third parties and three were co-operated with a third party. We or any of our licensors, co-operators or online game developers and operators in which we have invested through 18 Capital may be perceived or alleged to infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties and become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others. For example, in 2003, Actoz and Wemade Entertainment Co., Ltd. filed a lawsuit against Shanda Interactive in the Beijing First Intermediate People’s Court alleging copyright infringement and unfair competition claims with respect to Woool. These claims were settled in February 2007.

If we, our licensors, co-operators or online game developers and operators in which we have invested through 18 Capital are found to have violated the intellectual property rights of others, we may be subject to monetary damages and be enjoined from using such intellectual property, or we may incur new or additional licensing costs if we wish to continue using the infringing content, be forced to develop or license alternatives or be forced to stop operating a game, any of which may materially and adversely affect our business and results of operations. In addition, we may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit.
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
We believe a substantial number of game players access our games through Internet cafes in China. Due to limited hardware capacity, Internet cafes generally feature a limited number of games on their computers. We thus compete with a growing number of online game operators to have our online games featured on these computers. This competition has intensified in China due to a nationwide suspension of approval for the establishment of new Internet cafes in 2007. See “— Risks Relating to Regulation of Our Business and to Our Structure — The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.” If we fail to feature our games prominently and sufficiently in Internet cafes in China or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

We depend on certain VIEs of Shanda Online to provide services that are critical to our business. The termination of either or both of these service agreements or any failure of or significant quality deterioration in these services could have a material adverse effect on our business, financial condition and results of operations.
We have engaged Shanda Networking and Shengfutong to provide certain services that are critical to our business, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and distribution and data support services for a period of five years commencing July 1, 2008. For additional details on our agreements and the fees that we pay to Shanda Networking and Shengfutong, see Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Agreements with Shanda Interactive.”
Since we do not control either Shanda Networking or Shengfutong, and because we depend on Shanda Networking and Shengfutong for the provision of services that are critical to the operation of our online game business, we face certain risks with respect to our arrangements with such entities. If Shanda Networking or Shengfutong breaches its respective obligations under the respective agreements, terminates these agreements, or refuses to renew these agreements on terms acceptable to us or at all, we may not be able to find a suitable alternative service provider or be able to establish our own integrated service platform or distribution network in a timely manner. Similarly, if we breach the terms of the agreements, Shanda Networking or Shengfutong could terminate these agreements and halt services that are critical to our business. Termination of either or both of these agreements could have a material adverse effect on our business, financial condition and results of operations.
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
Furthermore, we rely on Shengfutong to provide prepaid card distribution services. Shengfutong relies heavily on a distribution network composed of third-party distributors for its sales of prepaid cards to game players. As Shengfutong does not enter into long-term agreements with any of its distributors, there can be no assurance that Shengfutong will be able to continue to maintain favorable relationships with them. If Shengfutong fails to maintain a stable and efficient distribution network or if there is any failure of or significant quality deterioration in Shengfutong’s distribution services, our game players may be unable to purchase prepaid cards for our games, and as a result, we may fail to retain existing and attract new game players, and our business, financial condition and results of operations could be materially and adversely affected.
Shanda Networking provides integrated platform services to some of our competitors, which may have a material adverse effect on our business.
Shanda Networking provides integrated platform services to other online game companies that compete with us, including Giant Interactive Group Inc., or Giant Interactive, Kingsoft Corporation Limited, or Kingsoft, The9 Limited, or The9, Renren Inc., LineKong Entertainment Technology Co. Ltd., and Suzhou Snail Electronics Co. Ltd., and may enter into additional similar commercial relationships with other online game companies. These commercial relationships may strengthen these online game companies’ market share and enable them to achieve market acceptance of their game and services, which may have a material adverse effect on our business. In particular, the online games that our competitors offer through Shanda Networking’s integrated service platform may attract away players of our games and shrink our games’ player base, which could in turn make our games less attractive to other players. Furthermore, if our current game players spend money to play or purchase virtual items in our competitors’ games offered through Shanda Networking’s integrated service platform that would otherwise have been spent on our games, our business, financial conditions and results of operations could be materially and adversely affected.
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
There is no assurance that online games, such as MMORPGS, will continue to be popular in China or elsewhere. Because we expect to rely on MMORPGs as the primary source of our revenues, a decline in the popularity of online games in general, or the MMORPGs that we operate, would adversely affect our business prospects and results of operations.
We may not be able to adapt to the rapidly evolving online game industry in China.
China’s online game industry is evolving rapidly. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to maintain and strengthen our leadership in the industry. If we are unable to do so successfully or fall behind in adopting new technologies or standards, our existing online games may lose popularity, and the games in our pipeline may not be well received by our game player base, which may have a material adverse effect on our business, financial condition and results of operations.
We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.
The online game industry in China is highly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced to China. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Changyou.com Limited, Giant Interactive, Kingsoft, KongZhong Corporation, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited, and The9, as well as international game developers, such as Activision Blizzard, Inc., Electronic Arts Inc., NCSoft Corporation, Nexon Corporation, NHN Corp. and Webzen, Inc., are our current or potential future competitors. As the online game industry in China is constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken our brand name and achieve greater market acceptance than ours. In addition, even if we are successful in launching new online games, competitors may launch similar online games which compete for potential game players. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with larger, more established and better financed companies and therefore, obtain significantly greater financial, marketing and game licensing and development resources than us. In addition, increased competition in the online game industry in China could make it difficult for us to retain existing players and attract new players. Moreover, we may face competition from console systems that have achieved significant success in markets other than China but have yet to be permitted to be sold legally in China due to regulatory and other reasons. If these console systems, many of which are strengthening their online game features, are permitted to be sold in China, we may face additional competition. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.
Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Qunzhao Tan, our chairman and chief executive officer, as well as the co-founder of our business, Mr. Tianqiao Chen, our director, the chairman of Shanda Interactive and the co-founder of our business, Mr. Hai Ling, our president, Mr. Richard Wei, our chief financial officer, Mr. Xiangdong Zhang, our chief producer, Mr. Jisheng Zhu, our chief technology officer and acting chief operating officer, and William Chen, our vice president. We also rely on a number of key technology officers and staff for the development and operation of our online games. In addition, as we expect to focus increasingly on the development of our own online games, we will need to continue attracting and retaining skilled and experienced online game development personnel to maintain our competitiveness.
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
The global financial markets have experienced significant disruptions recently, and most of the world’s major economies entered into recession. The growth of China’s economy experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%, slowing to as low as 6.2% for the first quarter of 2009. Although the growth rate of China’s gross domestic product accelerated and reached 11.9% in the first quarter of 2010, the growth rate slowed down to 9.7% in the first quarter of 2011. It is uncertain whether China’s recent recovery in economic growth is sustainable and whether the slower growth that China’s economy experienced in 2008 and 2009 could return in the near future. Since we currently derive substantially all of our revenues from game players in China, if our game players reduce the amount they spend on our online games due to any prolonged slowdown in the Chinese economy, our business, operating results and financial condition may be adversely affected. In addition, our plan to expand our business internationally may be adversely affected by an economic downturn in the countries or regions where we license or intend to license our online games.
If we fail to anticipate or successfully implement new technologies, our games may become obsolete or uncompetitive, and our business prospects and results of operations could be materially and adversely affected.
The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. We also need to invest significant financial resources in product development to keep pace with technological advances. However, development activities are inherently uncertain, and our significant expenditures on technologies may not generate corresponding benefits. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, our new games may not be well received by our game players, and we may incur significant cost overrun in product development, any of which would materially and adversely affect our business prospects and results of operations.
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
Although the use of personal computers in China has increased in recent years, the penetration rate of personal computers in China is still much lower than that in the United States and other developed countries. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the greater availability of broadband Internet access, the cost of personal Internet access, in contrast with Internet access through Internet cafes, remains relatively high in comparison to the average per capita income in China. These factors may limit the growth of our business. Furthermore, any Internet access or other telecommunications fee increase could reduce the number of game players who play our online games.
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
While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2010. In addition, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, reported that our internal control over financial reporting was effective as of December 31, 2010. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
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
For example, in the fourth quarter of 2009, we introduced an expansion pack in Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% quarter-over-quarter
As a result, you should not rely on the year to year comparisons of our operating results or our quarterly operational metrics such as active paying accounts and monthly average revenues per active paying account, in this annual report as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

Risks Relating to the Reorganization and Our Continued Relationship with Shanda Interactive
We have limited experience operating as a standalone company.
As a part of the reorganization, Shanda Interactive transferred substantially all of its assets and liabilities relating to its online game business to us and we began to operate as a standalone company. Although we had operated as a business unit of Shanda Interactive prior to the reorganization, we have had limited experience in conducting our operations as a standalone company. As we adjust to operating as a standalone company, we may not be able to react as quickly as our competitors to changes in the industry and markets in which we compete. In addition, since we have become a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and investor relations, any of which may divert our management’s attention from running our business.
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
For the period from January 1, 2008 to June 30, 2008, our consolidated financial statements were prepared on a combined basis. We made numerous estimates, assumptions and allocations in our financial information because Shanda Interactive did not account for us, and we did not operate, as a standalone company for any period prior to July 1, 2008. Before Shanda Interactive transferred the assets and operations of its online game business to us effective July 1, 2008, the operations of our online game business had been carried out by Shanda Interactive.
For the period from January 1, 2008 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of the entities that were directly engaged in the online game business. With respect to operating expenses, an allocation of certain general corporate expenses of Shanda Interactive which are directly related to the online game business, such as corporate employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions including finance, legal, technology, investment and executive management, was also included. The allocation is based on a variety of factors depending upon the nature of the expenses being allocated, including the number of employees and historical revenue, as well as estimated time incurred by Shanda Interactive’s executives for the online game business.
Although our management believes that the assumptions underlying our consolidated financial statements for the periods prior to the reorganization and the above allocations are reasonable, our consolidated financial statements for the year ended December 31, 2008 may not be reflective of our result of operations, financial position and cash flows had we been operated as a standalone company during those periods. Therefore, our historical financial information may not be a reliable indicator of what our results of operations, financial position and cash flows will be in the future.
We may not be able to continue to receive the same level of support from Shanda Interactive.
Our online game business has benefited significantly from Shanda Interactive’s brand name and strong market position in China. In addition, we have benefited from using Shanda Networking’s integrated service platform, which provides Shanda Interactive’s large number of registered users with access to our online games, and Shengfutong’s prepaid card distribution services. Although we have entered into the Amended and Restated Non-Compete and Non-Solicitation Agreement, Amended and Restated Cooperation Agreement, Amended and Restated Sales Agency Agreement and other related agreements with Shanda Interactive, we cannot assure you that we will be able to continue to receive the same level of support from Shanda Interactive in the future.
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

The Amended and Restated Non-Compete and Non-Solicitation Agreement with Shanda Interactive contains certain exceptions and may not be effective in preventing Shanda Interactive from engaging in certain transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business.
In connection with the reorganization, we entered into a Non-Compete and Non-Solicitation Agreement (which was amended and restated on September 10, 2009) with Shanda Interactive, pursuant to which Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to engage, and to cause each other member of the Shanda Group (other than Shanda Games) not to engage, directly or indirectly, in the online game business anywhere in the world. This agreement is subject to important exceptions, namely, (1) certain of Shanda Interactive’s subsidiaries may continue to engage in their current PC network and e-sports platform businesses, online interactive music community, and online chess and board game platform business, (2) Shanda Interactive may acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game business and (3) Shanda Interactive may operate virtual communities with certain online game features, provided that such features do not constitute the core business model of such community. In addition, the agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%. Because of the exceptions to the agreement described above, we cannot assure you that the Amended and Restated Non-Compete and Non-Solicitation Agreement will be effective in preventing Shanda Interactive from engaging in certain conduct or transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business. Even if there is no actual direct or indirect competition to our online game business, the perception by investors or securities analysts of possible competition from Shanda Interactive could adversely affect our business prospects and the price of our ADSs. Nor can we assure you that Shanda Interactive will not breach the Amended and Restated Non-Compete and Non-Solicitation Agreement. Although non-compete and non-solicitation agreements are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such agreements is not as well-developed as those in countries such as the United States. Thus, if we were required to enforce our rights under the Amended and Restated Non-Compete and Non-Solicitation Agreement, we cannot assure you that a PRC court would enforce such agreement. Even if such agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere. In addition, Shanda Interactive may not extend or renew the Amended and Restated Non-Compete and Non-Solicitation Agreement and may decide to compete with us upon expiration of the agreement.
Shanda Interactive will control the outcome of shareholder actions in our company.
Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Shanda Interactive held 409,087,000 Class B ordinary shares, or approximately 72.1% of the combined total outstanding ordinary shares (representing approximately 96.3% of the total voting rights) in our company as of December 31, 2010. Shanda Interactive’s shareholding, in particular the greater voting rights of the Class B ordinary shares it holds, gives it the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NASDAQ requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, Shanda Interactive could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.
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

•
Non-compete agreement with Shanda Interactive. Shanda Interactive has agreed not to compete with us in the online game business anywhere in the world for a five-year period commencing July 1, 2008, subject to certain exceptions that may present conflicts of interests. See “— Risks Relating to the Reorganization and Our Continued Relationship with Shanda Interactive — The Amended and Restated Non-Compete and Non-Solicitation Agreement with Shanda Interactive contains certain exceptions and may not be effective in preventing Shanda Interactive from engaging in certain transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business.”

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

•
Our board members or executive officers may have conflicts of interest. Mr. Qunzhao Tan, our chairman and chief executive officer, currently also serves as a member of the board of directors of Shanda Interactive. In addition, Mr. Tianqiao Chen, Mr. Danian Chen, and Ms. Grace Wu, all of whom are our directors, currently also serve as Shanda Interactive’s chairman and chief executive officer, chief operating officer, and chief financial officer, respectively, and as a member of the board of directors of Shanda Interactive. A majority of our directors and executive officers also own shares and/or options to purchase shares in Shanda Interactive. Shanda Interactive may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

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
Risks Relating to Regulation of Our Business and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our business do not comply with its restrictions on foreign investment in the online game industry, we could be subject to severe penalties.
Various regulations in China currently restrict or prevent foreign and foreign-invested entities from engaging in telecommunication services in China, including operating online games. Since we are a Cayman Islands exempted company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through our PRC operating companies, all of which are wholly owned by either PRC citizens or PRC companies. Our PRC subsidiaries have entered into a series of contractual arrangements with our PRC operating companies and/or their shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and consolidate the results of operations of our PRC operating companies in our financial statements. In the opinion of our PRC legal counsel, Jade & Fountain PRC Lawyers, in all material aspects, the ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our PRC operating companies and/or their shareholders, on the other hand, comply with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of Jade & Fountain PRC Lawyers.
On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. According to the MIIT Circular 2006, since the Regulation for the Administration of Foreign Invested Telecommunication Enterprises, or the FITE Regulations, went into effect, some foreign investors had engaged in value-added telecom services illegally by conspiring with domestic value-added telecom enterprises to circumvent the requirements of the FITE Regulations by delegating domain names and licensing trademarks. In order to further strengthen the administration of foreign invested telecommunications enterprises, the MIIT Circular 2006 provides that any domain name or trademark used by a value-added telecom carrier shall be legally owned by such carrier or its shareholders. The MIIT Circular 2006 also provides that the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide. In addition, value-added telecom carriers are required to establish or improve the measures to ensure network security. Due to a lack of interpretative materials from the authorities, it is uncertain whether the MIIT would consider our corporate structure and the contractual arrangements between our PRC subsidiaries and our PRC operating companies as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT circular might have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.
On September 28, 2009, the General Administration of Press and Publications, or the GAPP, the State Copyright Bureau, and National Office of Combating Pornography and Illegal Publications jointly issued the Circular Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Circular 2009, which restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in online game operating businesses in China. Article IV of the GAPP Circular 2009 prohibits foreign investors from participating in online game operating businesses via wholly-owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, the GAPP shall, in conjunction with the relevant governmental departments of the PRC, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be terminated. However, as a detailed interpretation of the GAPP Circular 2009 has not been issued, it is not yet clear how this circular will be implemented. Furthermore, as certain other government authorities such as the Ministry of Commerce, or MOFCOM, the Ministry of Culture, or the MOC, and the MIIT did not join the GAPP in issuing the GAPP Circular 2009, the views of these authorities are uncertain in clarifying the scope of implementation and enforcement of the GAPP Circular 2009.
We cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation the requirements described in the MIIT Circular 2006 and the GAPP Circular 2009, with existing policies or with requirements or policies that may be adopted in the future. For example, as some of the domain names and trademarks that we use in our operations are not owned by our PRC operating companies or their respective shareholders, we may be in violation of the provisions of the MIIT Circular 2006 or the GAPP Circular 2009. If any of our businesses is determined not to be in compliance with the MIIT Circular 2006 or the GAPP Circular 2009, the PRC government could take a number of regulatory or enforcement actions that could be harmful to our business, including but not limited to: levying fines, revoking its business and operating licenses, requiring it to discontinue or restrict its operations, blocking its website, requiring us to restructure our business or imposing additional conditions or requirements with which it may not be able to comply. We may also encounter difficulties in obtaining performance under or enforcement of related contracts. Any of these actions could cause our business, financial condition and results of operations to suffer and the market price of our ADSs to decline.
The contractual arrangements related to critical aspects of our operations with our PRC operating companies and their shareholders may not be as effective in providing operational control as direct ownership.
We rely on contractual arrangements with our PRC operating companies and their shareholders to operate our business. These contractual arrangements are intended to provide us with effective control over, but may not be as effective as direct ownership in providing us with control over, our PRC operating companies. See “Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of our PRC operating companies, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. Because we rely on these contractual arrangements to effect control and management of our PRC operating companies, we are exposed to the risk that the shareholders of our PRC operating companies may fail to perform his or her respective obligations under these contractual arrangements. In addition, the shareholders of our PRC operating companies may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. If any of the foregoing were to occur, we may have to incur substantial costs and expend significant resources to enforce these contractual arrangements.
In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our PRC operating companies, and our ability to conduct our business may be materially and adversely affected.
Our arrangements with our PRC operating companies may be reviewed by the PRC tax authorities for transfer pricing adjustments.
We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our PRC subsidiaries and our PRC operating companies were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by increasing our PRC operating companies’ tax liabilities without reducing our PRC subsidiaries’ tax liabilities, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes. As a result, any transfer pricing adjustment could have a material adverse effect on our financial condition and results of operations.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries and our PRC operating companies, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities timely.
We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC operating companies. We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the Class A ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations. If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to our HK subsidiaries and to us. Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. As a result of these and other restrictions under PRC laws and regulations, each PRC subsidiary is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion amounted to approximately RMB856.9 million (US$129.8 million), or 21.3% of our total consolidated net assets as of December 31, 2010. Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.
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
The new Anti-Monopoly Law, or the AML, was approved by the National People’s Congress on August 30, 2007, which became effective on August 1, 2008. While certain aspects of the AML are unclear and are subject to subsequent interpretation by the State Council and the Anti-Monopoly Commission and the Anti-Monopoly Enforcement Agency, the AML prohibits certain conduct, referred to as “monopolistic acts”, which include “monopoly agreements”, abuse of a dominant market position, and certain “concentrations”, which result or could result in the elimination or restriction of competition. The law also requires the State Council to establish an Anti-Monopoly Commission with authority to make competition policy, publish guidelines, coordinate anti-monopoly enforcement work and conduct investigations and impose penalties on “business operators” that commit certain monopolistic acts within or outside of China that have the effect of eliminating or restricting competition in the China market.
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
Our operations may be adversely affected by implementation of anti-fatigue-related regulations.
The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT jointly issued a notice requiring all Chinese online game operators to adopt an anti-fatigue system in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be healthy, three to five hours is defined to be fatiguing, and five hours or more is defined to be unhealthy. Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the fatigue level, and to zero when they reach the unhealthy level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our business could be materially and adversely affected.

The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.
Internet cafes are one of the primary places where our games are played. In March 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In February 2007, several governmental authorities jointly issued a circular suspending the issuance of new Internet cafe licenses. Since this ban was imposed in 2007, to our knowledge, local authorities have not issued new Internet cafe licenses and it is unclear when local authorities will start issuing new licenses again. In March 2010, the MOC issued a circular to increase the punishment on Internet cafes which allow minors to enter and use Internet in their cafes. According to this circular, among other things, the authorities may revoke an Internet cafe’s Internet culture operation license if that Internet cafe allows three or more minors to enter and use Internet at one time. Governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafes. Since a substantial portion of our users play our games in Internet cafes, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our business and results of operations, as well as growth prospects.
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
The MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products on April 24, 2009. “Imported online games” refers to online games that are licensed from licensors outside of China. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to the MOC for a new approval for the same game. As this circular is newly issued, it remains unclear how and to what extent this circular will be implemented or enforced. On September 28, 2009, the GAPP, together with two other government authorities, issued a circular (Xin Chu Lian [2009] No. 13) which contains a similar provision to the MOC circular mentioned above. The GAPP circular also requires that, in the event of a change of the operator of an imported online game, the new operator must apply to the GAPP for a new approval for the same game, and the operation of the online game should be suspended until the GAPP approves the change in operator.
We currently operate substantially all of our imported online games under import approvals granted by the GAPP and the MOC to Shanda Networking. Under the above referenced circulars, we are required to reapply to the GAPP and the MOC for approvals for our imported online games. We are committed to complying with the requirements of these circulars. However, we cannot assure you that we will succeed in obtaining all the approvals as required by these circulars in time or at all. If we fail to comply with the requirements of these circulars or fail to obtain all the approvals for our imported online games, we may be subject to fines, revocation of the relevant operating licenses, the discontinuation or restrictions on our operations or other sanctions. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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
Restrictions on virtual currency may adversely affect our game operations revenues.
Our online game revenues are collected through the sale of our prepaid cards or online sale of game points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by MOC on February 15, 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. The Internet Cafés Notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. In addition, the Internet Cafés Notice provides that virtual currency should only be used to purchase virtual items.
On June 4, 2009, the MOC and MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. In the Virtual Currency Notice, the authorities for the first time define “Virtual Currency” as a type of virtual exchange instrument issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Virtual Currency Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from simultaneously engaging both as issuers and as trading platforms. Most importantly, the Virtual Currency Notice desires to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. Specifically, the Virtual Currency Notice provides that online game operators are required to report the total amount of their issued virtual currencies on a quarterly basis and game operators are prohibited from issuing disproportionate amounts of virtual currencies in order to generate revenues.
We issue online game virtual currency to game players for them to purchase various virtual items or time units to be used in our online games. We intend to comply with the Virtual Currency Notice. Shanghai Shulong, Chengdu Simo, Chengdu Aurora and Shanghai Hongli have obtained approval from the MOC to issue online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that all of our PRC operating companies will be able to obtain the approval in a timely manner or at all. If we are not able to obtain the approval, we may be prohibited from issuing virtual currency and thus may have to change our business model. We are in the process of adjusting the content of our online games, as well as the form of payment settlement between Shanda Online and us, but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice. Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue (such as coupons) are transferable and exchangeable in the games. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, aside from being engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including but not limited to mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.
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
The Virtual Currency Notice also places potentially burdensome obligations on online game operators, including a requirement that operators keep transaction data records for no less than 180 days and a prohibition on operators’ providing virtual currency trading services to minors. In order to comply with the requirements of the Virtual Currency Notice, it may be necessary for us to change our virtual currency distribution channel, and our business model may be affected accordingly and we may put more efforts in consummating our database so as to keep users’ information longer. These restrictions may result in higher costs of our online game operation and lower sales of our prepaid cards or game points, which may have an adverse effect on our games revenue.
Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we license our games to third parties.
Due to a relatively high degree of game player loyalty, easy access to personal computers and Internet cafés, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, sports, and taking rest, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “—Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.” The PRC government has also begun to tighten its regulations on Internet cafés, currently one of the primary places where online games are played, including limiting the issuance of Internet café operating licenses and imposing higher capital and facility requirements for the establishment of Internet cafés. See “— The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.”
Adverse public opinion could discourage game players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as the game players’ access to online games. For example, in January 2011, the MIIT and seven other central government authorities jointly issued a circular under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and are required to monitor the activities of the minors and suspend the accounts of minors if so requested by their parents or guardians. We believe stricter government regulations, such as regulations imposing stricter age and hour limits on Internet cafés, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, or extending anti-fatigue-related regulations to adults, could be implemented in the future. Such adverse public opinion and tightened government regulations could materially and adversely affect our business prospects and our ability to maintain or increase revenues.
In addition, the PRC State Administration of Taxation previously announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.
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
The Internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the MIIT, the State Administration for Industry and Commerce, or the SAIC, the MOC, the GAPP, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the online game industry.

Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from the MIIT or its local offices in order to engage in any commercial ICP operations within China. An online game operator must also obtain an Internet culture operation license from the MOC, an Internet publishing license from the GAPP in order to operate and distribute games through the Internet. Shanghai Shulong currently holds an inter-regional ICP license, an Internet culture operation license, and an Internet publishing license. Each of Chengdu Simo and Shanghai Hongli currently holds a regional ICP license, an Internet culture operation license and an Internet publishing license. Chengdu Aurora currently holds a regional ICP license as well as an Internet culture operation license. Each of Tianjin Youji and Chengdu Youji currently holds a regional ICP license. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.
Further strengthened supervision of the online game industry may adversely affect our online game operation.
In the GAPP Notice, the GAPP stated that it is the only governmental department with authority for examination and pre-approval of online games, and that all online game operators must obtain an internet publishing license to provide online game services. Under the GAPP Notice, additional approvals from the GAPP are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. In addition, on July 1, 2009, the GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games, in which the GAPP stated that it is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by these two GAPP notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.
On June 3, 2010, the MOC issued Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry. Specifically, the Online Game Measures reiterate that the MOC has the power to review the content of all online games except online game publications that have been pre-approved by the GAPP. However, the Online Game Measures do not clearly specify what constitutes “online game publication.” Furthermore, the Online Game Measures provide that all domestic online games must be filed with the MOC, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review.
Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when we try to file or apply for content review with the MOC. In addition, for our imported licensed games, the requirement for prior approval of any substantial change may cause delay in releasing expansion packs, which may result in higher costs of our online game operation and have an adverse effect on our game revenue. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by the GAPP and the MOC. Because there is ambiguity in the scope of the authority and the roles and responsibilities of 22 governmental departments, such as the MOC and the GAPP, with oversight of the online game industry, we may face stricter scrutiny of the day-to-day operations of our online game business. If any of our online game operating entities cannot comply with any of the stipulations of any PRC governmental department regarding the online game industry, we may be subject to various penalties and our online game business may be adversely affected.
Our business may be adversely affected if Shanda Networking cannot obtain a payment service license.
On June 14, 2010, the PBOC issued the Administrative Measure on the Payment Services of Non-Financial Institutions, or the Payment Measures, which became effective on September 1, 2010. Under the Payment Measures, payment services are defined as the provision of capital transfer services by non-financial institutions acting as intermediaries, including services rendered in connection with network-based payments, issuance and settlement services for pre-paid cards and acquiring services for bank cards. The Payment Measures require all non-financial institutions engaging in payment services to obtain a payment service license from the PBOC. The Payment Measures provide a one-year grace period starting September 1, 2010. Failure to obtain a payment service license will lead to the termination of the right to provide payment services. Given that the definition of “network-based payments” in the Payment Measures is vague, we are not sure whether or not Shanda Networking’s fee collection activity to support our online game operations would constitute a kind of payment service under the Payment Measures. If Shanda Networking is required to apply for a payment service license under the Payment Measures, we cannot assure you that Shanda Networking will be able to obtain the required license in a timely manner or at all. If Shanda Networking cannot obtain such license and is unable to provide us with payment services, our business would be materially and adversely affected.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the advertising content provided in our virtual advertising space; we may also be penalized by the governmental authority for such content.
Shanghai Shengyue Advertisement Co., Ltd., or Shengyue, a wholly-owned subsidiary of Shanda Interactive, acts as our advertising agent to sell the virtual advertising space in the online games we operate in China to third-party advertisers. Civil claims may be filed against Shengyue or us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed in the virtual advertising space in our games. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content. If such activities result in damages to any third party or violates any other regulation related to advertising business, PRC governmental authority may penalize us by revoking our game license, imposing fines, suspending our business license or imposing criminal liability on us, which would materially and adversely affect our business, financial condition and results of operations.
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
Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to our HK subsidiaries and payment of license fees to international game licensors, and our PRC operating companies may purchase foreign exchange for payment of license fees to international game licensors without the approval of the SAFE. Our PRC subsidiaries may also retain foreign exchange in its current account, subject to a ceiling approved by the SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our PRC subsidiaries’ abilities to purchase and retain foreign currencies in the future.
Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize capital generated in Renminbi to fund our business activities outside of China, if any, or expenditures denominated in foreign currencies.
Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the SAFE, and if we finance our PRC subsidiaries by capital contributions, those capital contributions must be approved by the MOFCOM. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.
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
Under the new enterprise income tax law which became effective January 1, 2008, or the New EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a unified 25% income tax rate. Under the New EIT Law, preferential tax treatments will be granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as “high and new technology enterprises”, a status reassessed every three years. Shengqu, Shanghai Shulong and Chengdu Aurora were recognized as high and new technology enterprises in 2008 and are entitled to a 15.0% preferential income tax rate for the three-year period ending December 31, 2010. Lansha was also recognized as a high and new technology enterprise in 2010. In addition, an enterprise is entitled to a 10.0% income tax rate for the year in which it is recognized as a “national key software enterprise”, a status reassessed every year. Shengqu was recognized as a national key software enterprise for 2008 and 2009. We cannot assure you that our PRC companies will be able to continue to qualify for preferential tax treatments. For example, Shengqu was not recognized as a national key software enterprise in 2010 and therefore will be taxed at a 15.0% income tax rate in 2010. If any of our PRC companies, such as Shengqu, that qualified for certain preferential tax treatments fails to continue to qualify in a subsequent year, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations. For additional details on the preferential tax status, see Item 5, “Operating and Financial Review and Prospects — Taxation — PRC Enterprise Income Tax.”
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
In 2008, 2009 and 2010, our PRC companies received financial incentives from the government in the aggregate amount of RMB18.4 million, RMB177.0 million and RMB232.3 million (US$35.2 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business, financial condition and results of operations.
There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.
Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5.0% if a Hong Kong resident enterprise owns over 25% of the equity interest of the PRC company. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. In addition, under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes.
Although we are a Cayman Islands company and our HK subsidiaries own 100% of the equity interests of all of our PRC subsidiaries, the PRC tax authorities may regard the main purpose of our HK subsidiaries as obtaining a lower withholding tax rate of 5.0%. As a result, the PRC tax authorities could impose a higher withholding tax rate on dividends received by our HK subsidiaries from our PRC subsidiaries. In addition, a substantial majority of the members of our management team, as well as the management team of our HK subsidiaries, are located in China. Under current PRC laws and regulations, it is uncertain whether we and/or our HK subsidiaries would be deemed to be PRC tax resident enterprises under the New EIT Law. If we or our HK subsidiaries are deemed to be a PRC tax resident enterprise, our global income would be subject to PRC enterprise income tax at the rate of 25.0%, which would have a material adverse effect on our financial condition and results of operations.
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

Our business could also be adversely affected by natural disasters, such as the earthquakes in Sichuan Province, China on May 12, 2008 and in Qinghai Province, China on April 14, 2010. In connection with each of the earthquakes, we observed a three-day period of national mourning for the victims, during which period we suspended our online games, in accordance with a public notice issued by the PRC government. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future natural disasters or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic.
We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.
On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by the SAFE on January 5, 2007. Both took effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which a PRC citizen participates, requires approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with the SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to Notice 78. However, in practice, there are significant uncertainties with regard to the interpretation and implementation of Notice 78. As of December 31, 2010, we had registered our employee stock holding plans and stock option plans with the SAFE in accordance with the requirements of Notice 78. However, we cannot provide any assurance that we or our Chinese employees will continue to be able to qualify for or obtain any registration required by Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78 in the future, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities, as a result of which our business operations and employee option plans could be materially and adversely affected.
Risks Relating to Our ADSs
The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on September 30, 2009, the closing price of our ADSs on the NASDAQ Global Select Market has ranged from US$5.00 to US$11.70 per ADS and the last reported closing price on May 23, 2011 was US$6.86.
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
Pursuant to the New EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “— Risks Relating to the People’s Republic of China — There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.” If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our ordinary shares and/or ADSs would be regarded as being derived from sources within the PRC. The withholding tax rate depends on the provisions of the bilateral tax treaty, if any, between the PRC and the jurisdiction where the non-resident enterprise is incorporated. For example, for non-resident enterprises located in Hong Kong which own more than 25% of the shares or equity interest in a PRC company, the rate would be 5%, and for non-resident enterprises located in the United States, the rate would be 10%. If the jurisdiction where the non-resident enterprise is incorporated does not have a bilateral tax treaty with the PRC, such as the Cayman Islands, a uniform rate of 10% will apply. In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10.0% PRC withholding tax.
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
We are not required to and will not voluntarily meet these requirements. As a result of our reliance on the “controlled company” exemption, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.
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
Based upon the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2010. That determination is subject to uncertainty, however, both because it is not clear how the contractual arrangements between our PRC subsidiaries and our PRC operating companies will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain components of our revenue. We must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), we cannot assure you that we were not a PFIC for the taxable year ending December 31, 2010 and or that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See Item 5, “Operating and Financial Review and Prospects — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”
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
A holder of our ADSs may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

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
We completed our initial public offering of our ADSs on the Nasdaq Global Select Market on September 30, 2009. In connection with our initial public offering, we sold 13,043,500 ADSs representing 26,087,000 Class A ordinary shares and Shanda Interactive, through its subsidiary, sold an additional 70,456,500 ADSs, representing 140,913,000 Class A ordinary shares.
There were an aggregate of 567,389,254 ordinary shares outstanding as of December 31, 2010.
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
We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition and co-operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. As of March 31, 2011, we operated 28 MMORPGs and six advanced casual games. Some of our online games are also web games which we categorize as either MMORPGs or advanced casual games, rather than as a separate category of online games. As of March 31, 2011, our in-house development capabilities consist of over 2,000 game development personnel and our proprietary game development platform. We license games from international and domestic developers. In 2009 and 2010, we derived approximately 69.1% and 60.5%, respectively, of our net revenues from online games that were licensed from third parties. In 2009 and 2010, we derived approximately 56.4% and 45.7%, respectively, of our net revenues from Mir II, including its sequels, which we license from Actoz. As of March 31, 2011, 11 of our 34 online games were licensed from third-party developers on an exclusive basis and an additional three games were being co-operated with the developer.
Our game player base, which consisted of over 10.2 million active paying accounts for the three-month period ended December 31, 2010, is one of the largest in China. We seek to strengthen our game players’ loyalty by, among other things, closely monitoring our players’ preferences and introducing updates, expansion packs and other game improvements in a timely manner. We believe the size of our game player base is a key factor in attracting and retaining both game players and additional game content.
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
Our net revenues were RMB4,504.7 million (US$682.5 million) in 2010, compared to RMB4,806.7 million in 2009. Our net income attributable to our company was RMB1,288.8 million (US$195.3 million) in 2010, compared to RMB1,453.0 million in 2009.

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
As of March 31, 2011, we operated 28 MMORPGs. The following table sets forth certain information relating to the MMORPGs that we operated as of March 31, 2011.

Game	Genre	Visual Dimensions	Game Source	Launch Date
Mir II	Martial arts adventure	2D	License(1)	November 2001
Woool(2)	Martial arts adventure	2D	In-house	October 2003
The Sign	Martial arts adventure	3D	In-house	May 2004
The Age	Martial arts adventure	2D	In-house	June 2004
Magical Land	Fantasy	2D	In-house	July 2005
R.O.	Fantasy	2D	License	September 2005
Archlord	Fantasy	3D	License	July 2006
Latale	Side-scrolling combat	2D	In-house	April 2007
Fengyun Online	Martial arts adventure	3D	Acquisition	July 2007
World Hegemony	Strategy web game	2D	In-house	November 2007
Might & Hero	Strategy web game	2D	Investment	May 2008
Lineage	Fantasy	2D	License	June 2008
Lineage II	Fantasy	3D	License	June 2008
Tales of Dragons	Fantasy	2D	In-house	July 2008
A Thousand Years III	Martial arts adventure	2D	In-house	November 2008
AION	Fantasy	3D	License	April 2009
JX Online World	Martial arts adventure	2D	Co-operation	June 2009
Ghost Fighter Online	Side-scrolling action	3D	Investment	August 2009
Luvinia Online	Fantasy	3D	Acquisition	August 2009
ZU Online	Martial arts adventure	3D	Investment	August 2009
Yuyan Online	Martial arts adventure	2.5D(3)	Co-operation	September 2009
TS2 Online	Turn-based	2D	License	December 2009
Hades Realm	Martial arts adventure	2D	Acquisition	January 2010
Zodiac Tales	Turn-based	2D	Acquisition	January 2010
Dukes and Lords	Martial arts adventure	2D	Acquisition	January 2010
Dragon Nest	Action	3D	Acquisition	July 2010
JX3 Online	Martial arts adventure	3D	Co-operation	August 2010
Hades Realm II	Martial arts adventure	3D	Acquisition	November 2010

(1)
We license Mir II from Actoz, which is our majority-owned subsidiary. While Actoz controls the licensing of Mir II in China, we continue to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

(2)	Including Woool: Legend of Heroes and Woool: Raider of Gems, which are the sequels to Woool.

(3)	2.5D refers to a game with 3D-rendered characters but a 2D game environment.
The following table sets forth, for the periods indicated, certain operating statistics for our MMORPGs.

	For the Three Months Ended,
	March 31,	June 30,	September 30,	December 31,
	2010	2010	2010	2010
Quarterly active paying accounts (in thousands)(1)	9,578	9,608	9,191	9,464
Average monthly revenues per active paying account (in RMB)(2)	35.0	34.7	35.2	36.7

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our MMORPGs operated in China during a given quarter.

(2)
Average monthly revenues per active paying account refers to our revenues from the operation of MMORPGs in China during a given quarter divided by quarterly active paying accounts, further divided by three.

Advanced Casual Games
Advanced casual games, which is a sub-category of casual games, are generally less time-consuming and require less focus and attention than MMORPGs but are similar to MMORPGs in that they typically have a story line, elaborate graphics, virtual items available for purchase, and frequent interactions among game players. Advanced casual games are an important component of our overall growth strategy as such games generally attract a broader range of demographic groups, as well as more home users, than MMORPGs.
The following table sets forth certain information relating to the advanced casual games that we operated as of March 31, 2011.

Game	Genre	Visual Dimensions	Game Source	Launch Date
BNB	Battle	2D	License	August 2003
GetAmped	Fighting	3D	License	May 2004
Maple Story	Side-scrolling combat	2D	License	August 2004
Crazy Kart	Racing	3D	In-house	March 2006
Kongfu Kids	Fighting	3D	In-house	June 2007
Tales Runner	Racing	3D	License	July 2007
The following table sets forth, for the periods indicated, certain operating statistics for our advanced casual games.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2010	2010	2010	2010
Quarterly active paying accounts (in thousands)(1)	1,075	923	834	746
Average monthly revenues per active paying account (in RMB)(2)	28.6	25.3	30.5	27.7

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our advanced casual games operated in China during a given quarter.

(2)
Average monthly revenues per active paying account refers to our online game revenues from the operation of advanced casual games in China during a given quarter divided by quarterly active paying accounts, further divided by three.

Some of our online games are web games. Web games are played on a web browser and typically do not require any client-side software to be installed apart from the web browser. We categorize web games as either MMORPGs or advanced casual games, rather than as a separate category of online games. Mini casual games without user-end software offered by Mochi Media are not included in the above tables.
Access to Our Games
All of the MMORPGs and advanced casual games we operate in China are accessible through Shanda Networking, which hosts a website dedicated to each game. Each game’s website provides detailed information and updates on that game and on the products and services that we offer in connection with that game. Game players typically access our games at Internet cafes or through the Internet by using personal computers. A game player can download the end-user software, if necessary, for a game from the website for free and set up a user account and password to access and play the game.
Our Online Game Development and Sourcing Model
The sources of our online game content include the games that we develop in-house and license from, acquire from or co-operate with third parties.
In-House Development
We develop new online games and related updates and expansion packs. As of March 31, 2011, we operated eight MMORPGs and two advanced casual games that we developed in-house, including Woool, the first large-scale MMORPG developed in China and one of our most popular games. In 2009 and 2010, we introduced approximately 270 and 290 updates and expansion packs, respectively, for our existing online games.
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
As of March 31, 2011, we had over 2,000 game development personnel, including approximately 280 from Actoz, 250 from Goldcool and 110 from Eyedentity. Most of our software programmers and testing engineers have university or graduate degrees. We plan to continue to expand our research and development center by recruiting from top universities in China.
Game Licensing
We license games from international and domestic developers. We monitor certain key markets such as South Korea, Japan, the United States and Europe to identify and source game content.
As of March 31, 2011, 11 of our 34 online games were licensed from third-party developers, including Mir II, which is our top game in terms of revenues in 2010 and for which Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.
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
Investment and Acquisition
We have expanded our online game portfolio through acquisitions and strategic investments and acquisitions. In June 2007, we acquired Chengdu Aurora, which operates Fengyun Online, a martial arts 3D MMORPG. In July 2009, we acquired Chengdu Simo, which operates Luvinia Online, a fantasy 3D MMORPG. In 2010, we acquired Goldcool, which operates numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords; Eyedentity, which operates Dragon Nest; and Mochi Media, which operates a leading platform for distributing and monetizing browser-based mini-casual games worldwide. Our investments and acquisitions have in turn enhanced the influence of our game development and operation platforms and strengthened our brand recognition within the online game industry in China.
We invest in independent game development and operating studios that have superior development or operation capabilities or potential to develop successful online games through 18 Capital which we established in 2006. In connections with our investments through 18 Capital, we typically acquire (i) intellectual property rights to online games, (ii) equity rights in online game development and operating studios or (iii) an option to acquire equity interests in online game development and operating studios in the future. Through our investments, we help entrepreneurial game developers and operators grow their businesses by leveraging our industry experience and game development and operation expertise. As a result of our investments thus far, we have sourced numerous talented game development personnel and currently operate three games that are developed by investee companies.
Co-Operation
We co-operate certain games in China under nonexclusive licenses granted by third-party Chinese developers who also operate the same games on their own platform. For example, we have entered into agreements with Shanghai Storm Information Technology Co., Ltd., or Shanghai Storm, in connection with the operation of Yuyan Online, and Kingsoft in connection with the operation of JX Online World and JX3 Online. Under these agreements, we pay royalties to the game developers but no upfront licensing fee. We do not own any of the related game intellectual property rights, and Shanghai Storm and Kingsoft will continue to operate these games on their platforms as well.

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
Network and Technology Infrastructure
We have developed an extensive technology infrastructure to support our game operations, including a nationwide server network. As of March 31, 2011, the server network consisted of approximately 19,200 servers and 3,600 server annex equipment units with the capacity to accommodate up to 14 million concurrent online game players.
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
As of March 31, 2011, we owned approximately 90% of the servers in the server network for our game operations and leased the remainder from telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators. Our server lease arrangements reduce our initial expenditures on servers, provide flexibility in network deployment and include incentives for network operators to maximize our network performance. We plan to add additional servers in order to introduce new games into our portfolio, service additional game players in more locations and accommodate a larger game player base.
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

Our Revenue Models
Revenue Models for the Games that We Operate
We adopt one of two different revenue models for each of the online games that we operate: item-based and time-based. We have adopted the item-based model for substantially all of our MMORPGs and all of our advanced casual games.
Under the item-based model, players are able to play the basic features of the game for free. We generate revenues when players purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. The item-based revenue model allows us to introduce new virtual items or change the features or properties of virtual items to enhance game player interaction and create a better game community. The item-based revenue model also allows us to generate additional revenues by offering additional virtual items through new updates and expansion packs that meet the changing demands of game players. We determine the price of each virtual item before it is introduced, generally based on an analysis of certain benchmarks, such as the extent of the advantage to the player’s character that the virtual item brings, the demand for the virtual item and the price of similar virtual items offered in other online games. We track the number and price of each virtual item sold as well as user behavior in response to the launch of a virtual item. We adjust the pricing of certain virtual items based on their consumption pattern and other factors.
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
Licensing of Our Games to Third Parties
We license certain of our online games in which we own the related game intellectual property rights to third parties. Under these license agreements, we typically license the right to exclusively operate, promote, distribute and service our online games in specified territories. In return, the licensee pays us an upfront licensing fee, which is typically paid in installments, and a royalty fee, which is equal to a percentage of revenues generated by the licensee from operating the game in the specific country or region. Generally, the licensees are responsible for the sales and marketing of the licensed games, including setting the price of virtual items, as well as the maintenance of the network infrastructure and customer service, and we are responsible for providing the localized versions of our games and the technical support for the operation of our games. We generally provide our licensees with updates to the licensed games. We also usually assist the licensee in preventing, detecting and resolving cheating and hacking activities. As of March 31, 2011, we licensed 14 MMORPGs and one advanced casual game to third parties in international markets, including Hong Kong, Macau, Taiwan, Vietnam, India, Malaysia, Indonesia, the Philippines, Singapore, Thailand, Korea, Japan, U.S.A., Canada, and Russia, as well as countries in the Middle East and Europe.
In-Game Advertising
We also generate revenues by selling advertising space within the browser-based mini-casual games offered by Mochi Media.
Online Billing and Payment, Distribution and Customer Service
Pursuant to the Amended and Restated Cooperation Agreement, we have engaged Shanda Networking to be our provider of certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, for a five-year period commencing July 1, 2008. Pursuant to the Amended and Restated Sales Agency Agreement, we have engaged Shengfutong as our sales agent for the distribution of prepaid cards, which are required to purchase virtual items or time units in our online games for a five-year period commencing July 1, 2008. For additional details on our agreements and the fees that we pay to Shanda Online, see Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Agreements with Shanda Interactive.” The following services and functions described below are provided to our game players by Shanda Networking and Shengfutong pursuant to the agreements discussed above.
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
We believe that domestic game developers and operators, including us, are likely to have a competitive advantage over international competitors entering the China market, as these companies are likely to lack operational infrastructure in China and content localization experience for the China market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international competitors establish joint ventures, form alliances with or acquire domestic game developers and operators. In addition, we also compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment. For a discussion of risks relating to competition, see Item 3, “Key Information —Risk Factors — Risks Relating to Our Business and Our Industry — We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.”
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

As of December 31, 2010, we owned 134 software copyrights, each of which we have registered with the State Copyright Bureau of the PRC.
As part of the reorganization, we entered into a Domain Names and Trademarks License Agreement with Shanda Online pursuant to which Shanda Online licensed to us nine trademarks and 252 domain names on a nonexclusive, nontransferable and royalty-free basis.
As of December 31, 2010, we owned or licensed 53 trademarks, each in various categories, each of which we have registered with the China Trademark Office, and had 102 trademark applications, each in various categories, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong and Vietnam.
As of December 31, 2010, we owned or licensed 687 registered domain names, including our official website and domain names registered in connection with each of the games we offer. All of our domain names are either held by, or licensed by our PRC companies.
As of December 31, 2010, we had 8 patent applications pending with the State Intellectual Property Office of China.
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
Foreign Ownership Restrictions
Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008. The FITE Regulations limit foreign ownership of companies that provide value-added telecommunications services, including Internet content provision, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the required licenses for operating online games in China.
On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. The MIIT Circular 2006 requires that (i) foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid ICP license; (ii) domestic ICP license holders are prohibited from leasing, transferring or selling an ICP license to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications business in China; (iii) ICP license holders (including their shareholders) must directly own the domain names and registered trademarks they use in their daily operations; (iv) each ICP license holder must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license and (v) all value-added telecommunication service providers must improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans.

In order to comply with such foreign ownership restrictions, we operate our online game business in China through our PRC operating companies, and controlled by our PRC subsidiaries through a series of contractual arrangements. In the opinion of our PRC legal counsel, Jade & Fountain PRC Lawyers, except as otherwise disclosed in this annual report, in all material respects, our ownership structure, business and operation model comply with existing PRC laws and regulations.
Licenses
A number of aspects of our business require us to obtain licenses from a variety of PRC regulatory authorities.
ICP License. According to the Administrative Measures on Internet Information Services, commercial Internet information service operators must obtain an ICP license or be sublicensed by qualified ICP license holders. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Shanghai Shulong has obtained an inter-regional ICP license which covers online game services. Chengdu Youji, Chengdu Aurora and Chengdu Simo have obtained a regional ICP license which only allows them to provide ICP services within Sichuan Province and Shanghai Hongli and Tianjin Youji have obtained regional licenses which allow them to provide ICP services in Shanghai and Tianjin, respectively.
According to the Administrative Measures for Telecommunications Business Operating Licenses, a value-added telecommunications service provider that has obtained an inter-regional ICP license shall commence its business operations in the geographic areas as covered by its license within one year after acquiring the license. The ICP license will be valid for five years. A value-added telecommunications service provider may authorize its subsidiaries or branches to conduct a value-added telecommunications service business in licensed regions and have greater than 51% of the equity ownership in the subsidiaries in order to do so. Moreover, a value-added telecommunications service provider shall not authorize two or more subsidiaries or branches to conduct the same value-added telecommunications service business in the same region. Shanghai Shulong has authorized Shulong Computer and Nanjing Shulong to conduct a value-added telecommunications service business in separate regions.
Internet Culture Operation License. According to the Provisional Regulations for the Administration of Online Culture, a commercial operator of “online cultural products”, including online games, must obtain, in addition to the ICP license, an Internet culture operation license from the MOC. In addition, the Interim Measures for Online Games Administration issued by the MOC, effective on August 1, 2010, reiterate that online game operators shall obtain an Internet culture operation license for operating online games. Each of Shanghai Shulong, Chengdu Aurora, Chengdu Simo, and Shanghai Hongli currently holds the license.
Internet Publishing License. The Interim Administration Measures on Internet Publication impose a license requirement for any company that engages in online publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Under current PRC laws and regulations, the provision of online games is deemed an Internet publication activity. Therefore, an online game operator must obtain an Internet publishing license in order to directly make its online games publicly available in China. Shanghai Shulong, Shanghai Hongli and Chengdu Simo currently hold such a license. All of our online games in commercial operation have been filed with the GAPP as electronic publications.
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
In addition, according to the Notice on the Work of Purification of Online Games jointly issued by several governmental authorities in June 2005, online games are required to be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported online games are subject to a content review by the MOC prior to their operation in China. In addition, imported and domestic online games are required to be filed with the MOC before the operation of each game. Our online games in commercial operation were all filed with the MOC.

Regulation of Information Security
Internet content in China is regulated and restricted from a state security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.
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
Technology Import and Export
Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with the MOFCOM, any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the SCB requires us to register copyright license agreements relating to imported software. Without the SCB registration, we are not allowed to publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by the MOC. Any imported online game software which has not been examined and approved by the MOC is not allowed to be put into operation in China. If we import into China and operate online games without obtaining game content approval, the MOC may impose certain penalties on us, including the revocation of our Internet culture operation license that we require to operate online games in China. In 2009, the MOC and the GAPP issued separate circulars to further tighten the review procedure for importing online games into China. See also Item 3, “Key Information — Risks Relating to Our Business and Our Industry — We may be required to reapply for approvals for online games licensed from overseas licensors.” The MIIT also requires us to register online games that we want to import and operate in China. We have registered all online games that we currently operate.
Intellectual Property Rights
China has enacted various laws and regulations relating to protection of intellectual property rights, including copyrights, software, trademarks, patents, domain names and other forms of intellectual property.
Software Copyright. Software copyrights are under the protection of various laws, regulations, and rules promulgated by the State Council and the SCB, including the Regulations on Computer Software Protection, or the Software Regulations, promulgated on December 20, 2001 by the State Council, and the Measures on the Registration of Computer Software Copyright, promulgated on February, 20, 2002 by the SCB. In addition, On March 5, 2009, the MIIT issued the Administrative Measures on Software Products, which became effective on April 10, 2009, to strengthen the regulation of software products and to encourage the development of the PRC software industry. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. We have registered all of our in-house developed online games that have been commercially launched with the SCB.
Copyright. According to the PRC Copyright Law, adopted in 1990 and amended in 2001 and 2010, and its implementing rules, publications and products disseminated over the Internet and software products are protected by the PRC laws and regulations. In addition, according to the Trial Measures of Voluntary Registration of Works, which became effective on January 1, 1995, copyright owners are encouraged, although not required, to register their copyrights with the SCB or its local branches and receive written registration certificates.
Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.
Patent. The PRC Patent Law, promulgated on March 12, 1984, as amended on September 4, 1992, August 25, 2000 and December 27, 2008, with its implementing rules, protects the patents. The State Intellectual Property Office is responsible for administering patents in the PRC. Under the PRC Patent Law, patents are grouped into three categories: inventions, utility models and designs. Patents for inventions remain valid for twenty years, and patents for utility models and designs remain valid for ten years, in each case from the filing date of the patent application.

Internet Cafe Regulation
Internet cafes are required to obtain a license from the MOC and the SAIC and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute virtual prepaid cards. The PRC government has intensified its regulation of Internet cafes, which are currently one of the primary venues for our users to play our games. In 2004, the MOC, the SAIC and several other government authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafes. As many of our game players access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in China as a result of any intensified Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our game player base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central governmental authorities in February 2007 suspended nationwide the approval for the establishment of new Internet cafes in 2007 and enhanced the punishment for Internet cafes admitting minors. In March 2010, the MOC issued a circular to increase the punishment on Internet cafes which allow minors to enter and use Internet in their cafes.
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
Anti-fatigue Compliance System and Real-name Registration System
In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours to be “fatiguing”, and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.
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
We issue online game virtual currency to game players for them to purchase various virtual items to be used in our online games. We intend to comply with the Virtual Currency Notice. Shanghai Shulong, Chengdu Aurora, Chengdu Simo and Shanghai Hongli have obtained approval from the MOC for issuing online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that all of our PRC operating companies can obtain the approval in a timely manner or at all. Certain of our games contain features known as “treasure boxes.” Players may use “yuanbao”, a virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the players with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe such feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. See Item 3, “Key Information — Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.”
C. ORGANIZATIONAL STRUCTURE
As of December 31, 2010, we operated our businesses through the following significant direct and indirect subsidiaries and investee companies:
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

• Kuyin Software (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a direct wholly-owned subsidiary of Goldcool Holdings Limited;
• Mochi Media, Inc., which is our direct wholly-owned subsidiary incorporated in California;
• Eyedentity Games, Inc., which is our direct wholly-owned subsidiary incorporated in Korea; and
• Actoz Soft Co., Ltd., or Actoz, which is our majority-owned subsidiary incorporated in South Korea and publicly listed on the Korea Exchange.
In order to comply with PRC laws restricting foreign ownership in the online game business in China, we operate our online game business in China through our PRC operating companies. We control our PRC operating companies through a series of contractual arrangements, including agreements between our PRC subsidiaries, on the one hand, and our PRC operating companies and/or their shareholders, on the other hand. The VIE agreements are a series of contractual arrangements relating to business operations, consulting services, and certain shareholder rights and corporate governance matters. As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and accordingly, consolidate the results of operations of our PRC operating companies in our financial statements.
In the opinion of our PRC legal counsel, Jade & Fountain PRC Lawyers, in all material aspects, the ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our PRC operating companies and/or their shareholders, on the other hand, comply with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of Jade & Fountain PRC Lawyers. See Item 3, “Key Information — Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure.”

The following diagram illustrates our direct and indirect subsidiaries and VIEs as of December 31, 2010.
D. PROPERTY, PLANTS AND EQUIPMENT
We lease our office space of approximately 12,000 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, from Shanda Interactive. In addition, we occupy an aggregate of approximately 24,000 square meters of leased office space in Beijing, Shenzhen, Chengdu, Hangzhou, Wuhan and various other cities in China and Hong Kong, Singapore, U.S.A. and South Korea. As our workforce expands, we may need to lease or purchase additional office space.

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
Overview
We are China’s leading online game company in terms of the size and diversity of our game portfolio. Our online game revenues and game player base are also among the largest in China. Through our extensive experience in the online game industry in China, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition, and co-operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. In addition, we operate a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.
As of March 31, 2011, we operated 28 MMORPGs and six advanced casual games. Our in-house development capabilities consist of over 2,000 game development personnel and our proprietary game development platform.
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
Our net revenues were RMB4,504.7 million (US$680.2 million) in 2010, compared to RMB4,806.7 million in 2009. Our net income attributable to our company was RMB1,288.8 million (US$194.6 million) in 2010, compared to RMB1,453.0 million in 2009.
We depend substantially on two online games, which accounted in the aggregate for approximately 78.2% and 66.8% of our net revenues in 2009 and 2010, respectively. These games have finite commercial lifespan. While we may be able to extend the commercial lifespans of these games by adding new features that appeal to existing players and attract new players, we need to develop and source new online games that appeal to game players and that will be commercially successful in order to remain competitive. Furthermore, the online game industry in China may not continue to grow at current levels, and we face uncertainties regarding the continuing market acceptance of our online games in China and elsewhere. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to maintain and strengthen our leadership in the industry.

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
As the reorganization was accounted for as a common control transaction, our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the periods presented and as if the online game business, including Actoz that Shanda Interactive subsequently transferred to us in the second quarter of 2009, was transferred to us from Shanda Interactive as of the earliest period presented. Accordingly, for the period from January 1, 2008 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of entities that were directly engaged in the online game business.
Our statements of operations and comprehensive income for the periods from January 1, 2008 to June 30, 2008 include all the historical costs related to the online game business, including payments for certain services performed by Shanda Interactive’s various subsidiaries and VIEs, which became Shanda Online after the reorganization, and an allocation of certain general corporate expenses of Shanda Interactive. These general corporate expenses primarily relate to employee compensation costs, professional service fees and other expenses arising from the provisions of certain corporate functions, including finance, legal, technology, investment and executive management. We allocated these expenses based on estimates that our management believes are a reasonable reflection of the utilization of services provided to, or benefits received by, us. See Note 2(1) to our consolidated financial statements included elsewhere in this annual report for further information related to these costs. Shanda Interactive allocated an aggregate of RMB14.4 million and RMB8.2 million (US$1.2 million) of corporate expenses to us for the years ended December 31, 2009 and 2010, respectively. While the expenses allocated to us are not necessarily indicative of the expenses that we would have incurred if we had been a separate, independent entity during the periods presented, our management believes that the foregoing presents a reasonable basis of estimating what our expenses would have been on a historical basis.
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
For the period from July 1, 2008 to December 31, 2010, our consolidated financial statements consist of the financial statements of Shanda Games, including its subsidiaries and VIEs, as a standalone entity subsequent to the reorganization.
Our Agreements with Shanda Online
Effective as of the reorganization, we have engaged certain VIEs of Shanda Online to provide certain services that are critical to our business. Pursuant to the Amended and Restated Cooperation Agreement with Shanda Networking and Nanjing Shanda, we have engaged Shanda Networking as our provider of certain services, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services for a period of five years commencing July 1, 2008. We pay Shanda Networking a service fee, which we record as a portion of platform fees in our cost of revenues. Pursuant to the Amended and Restated Sales Agency Agreement with Shengfutong, we have engaged Shengfutong, for a period of five years commencing July 1, 2008, as the sales agent for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games. For each prepaid card sold, we pay Shengfutong a service fee, which we record as a portion of sales and marketing expenses in our operating expenses. See Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions and Agreements with Shanda Interactive” for more details on the terms of these agreements, including the fixed discount to the face value of prepaid cards used to calculate the service fees we pay under these agreements. Prior to the reorganization, the services currently provided by Shanda Networking were performed by Shanda Interactive’s various subsidiaries and VIEs and the service fees were based on certain agreements in existence at that time. Prior to the reorganization, the services currently provided by Shengfutong were performed by our own sales and marketing personnel and the costs relating to such services were recorded as a portion of sales and marketing expenses.
Due to the differences in the agreements in place prior to and after the reorganization, our results of operations for the periods prior to and after the reorganization are not entirely comparable. Specifically, the agreements pursuant to which we recognize platforms fees and sales and marketing expenses following the reorganization differ from the methods prior to the reorganization. Therefore, with respect to periods prior to and after July 1, 2008, cost of revenues (namely, platform fees) and operating expenses (namely, sales and marketing expense) are not entirely comparable, which also impact other line items such as gross profit, income from operations and net income. As a result, the results of operations for the years ended December 31, 2008 and 2009 may not be entirely comparable.

Factors Affecting Results of Operations
Significant factors affecting our financial condition and results of operations include:
Our ability to continue to successfully introduce new online games and expansion packs for existing games. We have built the largest and the most diversified portfolio of online games in China through our multi-channel game content development and sourcing strategy. We must continue to generate and acquire attractive online games by developing in-house, licensing, acquiring through investment, or co-operating with third parties, new online games and to maintain the popularity of our existing online games by introducing updates, expansion packs and other game improvements. Our results of operations may also be significantly affected by the timing of our new game launches;
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
Competition in China’s online game industry. The online game industry in China is highly competitive. Numerous competitors have entered the online game industry in China, including Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft, KongZhong Corporation, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited and The9 Limited. The proliferation of the number of online game companies has placed significant pressure on the cost of sourcing and marketing online games, attracting new and retaining existing game players, and recruiting and retaining game development and management talent; and
The growth of our international business. We have licensed the publishing rights to 15 of our online games to game operators in a number of countries and regions, and intend to operate our games in overseas markets through our overseas subsidiaries. To operate our games in overseas markets, we will need to localize our online games to meet the preferences of game players in overseas markets. In addition, we will need to operate our online games across various platforms, including social networking platforms, and various devices, such as mobile phones.
Revenues
We currently derive a substantial portion of our revenues from purchases of virtual items by game players of our MMORPGs and advanced casual games.
The following table sets forth, for the periods indicated, a breakdown of our net revenues into MMORPGs, advanced casual games and other revenues.

	For the Year Ended December 31,
	2008		2009		2010
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(audited)
	(in millions, except percentages)
Net revenues:
MMORPG revenues(1)	2,948.5	87.3%	4,422.1	92.0%	4,018.3	89.2%
Advanced casual game revenues(2)	355.8	10.5	305.6	6.4	300.6	6.7
Other revenues(3)	72.5	2.2	79.0	1.6	185.8	4.1

Total net revenues	3,376.8	100.0%	4,806.7	100.0%	4,504.7	100.0%

(1)	Represents net revenues generated from the operation of MMORPGs in China.

(2)	Represents net revenues generated from the operation of advanced casual games in China.

(3)	Represents net revenues generated primarily outside of China from game licensing, game operations, and advertising.

Our revenues from MMORPGs and advanced casual games are net of a sales discount. For the period prior to the reorganization, the sales discount represented the difference between the face value of the prepaid card and the price at which we sold the prepaid card to our distributors or to our game players. For the periods subsequent to the reorganization, pursuant to the Amended and Restated Sales Agency Agreement, the sales discount represents the difference between the face value of the prepaid cards and the price at which Shengfutong sells the prepaid cards to third-party distributors and retailers or directly to our game players. Therefore, with respect to each prepaid card sold, the amount of revenues we record and service fee we pay to Shengfutong, which we record under sales and marketing expenses in our operating expenses, depend on the sales discount at which Shengfutong sells the prepaid card. A smaller discount applied by Shengfutong will result in higher net revenues to us, as well as corresponding higher service fee paid to Shengfutong, and vice versa. Notwithstanding the foregoing, with respect to each prepaid card sold, we are guaranteed a fixed percentage of the face value of a prepaid card in revenues.
Our revenues are also net of the PRC business tax that our PRC operating companies pay on their gross revenues. The PRC business tax ranges from 3% to 5%.
We operate our games using one of two revenue models. For games operated using the item-based revenue model, which constitute the majority of our games, the most significant factors that affect our revenues are (i) the number of active paying accounts and (ii) the range, number and pricing of virtual items available for sale. The number of active paying accounts for any given period is equal to the number of game player accounts that spend virtual currency at least once during a given period and includes accounts of game players who spend virtual currency in beta testing of our online games. Our quarterly active paying accounts is equal to the aggregate number of active paying accounts for our online games during a given quarter.
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
Our other revenues consist of net revenues generated primarily outside of China from game licensing, game operations, and advertising. We enter into licensing arrangements with overseas licensees to operate our MMORPGs and advanced casual games in other countries or territories. In connection with these license agreements, we generally receive an initial license fee and a monthly revenue-based royalty fee. The initial license fee is based on a fixed amount and recognized ratably over the term of the license. The royalty fee is generally calculated as a fixed percentage of the revenues generated by the licensee from operating the MMORPG or advanced casual game. Game operation revenues as a portion of our other revenues are derived from our operation of online games outside of China. Advertising revenues are derived from online advertising associated with the online games on our platform.
Cost of Revenues
Our cost of revenues primarily consists of platform fees, upfront and ongoing licensing fees for online games we operate and other miscellaneous expenses. The following table sets forth, for the periods indicated, a breakdown of our cost of revenues by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2008		2009		2010
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(audited)
	(in millions, except percentages)
Net revenues	3,376.8	100.0%	4,806.7	100.0%	4,504.7	100.0%

Cost of revenues:
Platform fees	864.9	25.6	1,018.5	21.2	909.8	20.2
Upfront and ongoing licensing fees	520.9	15.4	797.1	16.6	730.3	16.2
Others	103.6	3.1	117.9	2.4	197.1	4.4

Total cost of revenues	1,489.4	44.1	1,933.5	40.2	1,837.2	40.8

Gross profit/margin	1,887.4	55.9%	2,873.2	59.8%	2,667.5	59.2%

Platform fees. Platform fees consist of (1) costs related to various support services, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, and (2) other expenses related to server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, and software rental fees. Platform fees constituted approximately 25.6%, 21.2% and 20.2% of our net revenues in 2008, 2009 and 2010, respectively. We expect our platform fees as a percentage of our net revenues to remain generally stable going forward because a substantial portion of platform fees is based on a fixed percentage of the portion of the face value of prepaid cards used in our games. Our platform fees as a percentage of our net revenues may increase if we operate our online games on additional platforms.
Upfront and ongoing licensing fees. The cost of licensing games from third-party game content providers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, the majority of which is equal to a percentage of the revenues we generate from the relevant licensed game and, in some circumstances, includes a minimum guarantee. Upfront licensing fees are amortized on a straight-line basis over the shorter of the licensed period and the useful economic life of the relevant licensed game. Amortization of upfront licensing fees and ongoing licensing fees for games constituted approximately 15.4%, 16.6% and 16.2% of our net revenues in 2008, 2009 and 2010, respectively. We expect our upfront and ongoing licensing fees as a percentage of our net revenues to decrease slightly in 2011 as we expect revenues generated from games whose intellectual property rights we own to increase in 2011.
Others. Other expenses include employee salary and welfare benefits, such as medical insurance, statutory housing contributions, unemployment insurance and pension benefits, for employees involved in the operation of our online games, stock-based compensation for employees who operate our games, revenue sharing with Mochi’s third party game developers, and office expenses. Other expenses were approximately 3.1%, 2.4% and 4.4% of our net revenues in 2008, 2009 and 2010, respectively.
Gross profit/margin. Gross profit as a percentage of our net revenues was 55.9%, 59.8% and 59.2% in 2008, 2009 and 2010, respectively.
Operating Expenses
Our operating expenses consist of product development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth, for the periods indicated, a breakdown of our operating expenses by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2008		2009		2010
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(audited)
	(in millions, except percentages)
Net revenues:	3,376.8	100.0%	4,806.7	100.0%	4,504.7	100.0%

Operating expenses:
Product development	238.8	7.1	339.8	7.1	465.8	10.3
Sales and marketing	204.5	6.1	432.9	9.0	501.8	11.1
General and administrative	287.2	8.4	366.1	7.6	367.0	8.2

Total operating expenses	730.5	21.6	1,138.8	23.7	1,334.6	29.6

Operating profit/margin	1,156.9	34.3%	1,734.4	36.1%	1,332.9	29.6%

Product development expenses. Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the product development of our online games, outsourced game development expenses as a result of our investments through 18 Capital, share-based compensation and other expenses incurred by our product development personnel. Product development expenses were 7.1%, 7.1% and 10.3% of our net revenues in 2008, 2009 and 2010, respectively. We expect our product development expenses to increase in 2011 as we develop new online games, updates or expansion packs for our existing online games, customize games licensed from third parties and continue to invest through 18 Capital.
Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertising and promotion expenses for our online games in different media outlets, costs related to distribution of prepaid cards, salary and benefits for our sales and marketing personnel, share-based compensation and other expenses incurred by our sales and marketing personnel. Beginning on July 1, 2008, service fees paid to Shengfutong for the distribution of prepaid cards pursuant to the Amended and Restated Sales Agency Agreement are dependent upon the sales discount at which Shengfutong sells the prepaid cards and are recorded as sales and marketing expenses. A smaller discount applied by Shengfutong will result in a higher service fee paid to Shengfutong, as well as higher net revenues to us, and vice versa. Sales and marketing expenses were 6.1%, 9.0% and 11.1% of our net revenues in 2008, 2009 and 2010, respectively. We expect our sales and marketing expenses to increase in 2011 as we expect our service fee paid to Shengfutong to increase as more prepaid cards are sold and our advertising and promotion expenses to increase as we launch additional new games and expand our sales and marketing efforts in our existing markets and in new markets.

General and administrative expenses. Our general and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, professional services fees, business tax expenses, share-based compensation and other expenses. General and administrative expenses were 8.4%, 7.6% and 8.2% of our net revenues in 2008, 2009 and 2010, respectively. Our business tax expense relates to services and licensing fees paid by our PRC operating companies to our PRC subsidiaries. We expect the general and administrative expenses to increase in 2011 due to the increased amount of business tax to be paid by our PRC operating companies, as a result of the increasing volume of services to be performed by our PRC subsidiaries for our PRC operating companies and increased salary and share-based compensation expenses as a result of the increased headcount.
Operating profit/margin. Operating profit as a percentage of our net revenues was 34.3%, 36.1% and 29.6% in 2008, 2009 and 2010, respectively.
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
In 2008, 2009 and 2010, we received an aggregate of RMB18.4 million, RMB177.0 million and RMB232.3 million (US$35.2 million) in cash, respectively, as financial incentives from municipal governments. Going forward, eligibility for the government financial incentives we may receive requires that we continue to meet a number of government-mandated financial and non-financial criteria, which generally include:
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
Under the Hong Kong Inland Revenue Ordinance, our HK subsidiaries were subject to a 16.5% tax rate for the years ended December 31, 2008, 2009 and 2010 on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our HK subsidiaries are not subject to any Hong Kong withholding tax.
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

In December 2008, the local governments recognized Shengqu, Shanghai Shulong and Chengdu Aurora as “high and new technology enterprises.” Accordingly, these entities are entitled to a 15% preferential income tax rate for the three-year period ending December 31, 2010. Lansha qualified as a “high and new technology enterprise” in 2010. In addition, Shengqu also qualified as a key national software enterprise for 2008 and 2009 and was entitled to a 10% income tax rate for these years. Shengqu did not qualify as a key national software enterprise in 2010 and was subject to a 15% income tax rate in 2010. Chengdu Aurora also qualified as “software development enterprise” and was granted a three year 50% EIT reduction on its taxable income, commencing the year ended December 31, 2009.
As required by the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. Holding companies in Hong Kong which own more than 25% of the shares or equity interest in a PRC company, for example, are subject to a 5% withholding tax rate. We accrued a withholding tax of RMB37.0 million and RMB69.6 million as of December 31, 2008 and 2009, respectively, based on the 5% withholding tax rate of the profits of Shengqu that we distributed to Shanda Games (HK). The withholding tax accrued in 2008 was paid in 2009.
Korean Corporate Income Tax
Actoz and Eyedentity are subject to income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea, or the Korea Income Tax Laws. Under the Korean Income Tax Laws, corporations were subject to a tax rate of 14.3% for the year ended December 31, 2008 (or 27.5% if the corporation’s taxable income was greater than KRW100 million for such year); 12.1% for the year ended December 31, 2009 (or 24.2% if the corporation’s taxable income was greater than KRW200 million for such year); and 11.1% for the year ended December 31, 2010 (or 24.2% if the corporation’s taxable income was greater than KRW200 million for such year). The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws. Actoz was subject to a tax rate of 27.5% in 2008, 24.2% in 2009 and 24.2% in 2010.
Under the Special Tax Treatment Control Law of Korea, Eyedentity, as a small and medium-sized venture company, was entitled to a 50% reduction in corporate income tax on its taxable income. However, after our acquisition of Eyedentity, Eyedentity no longer qualified as a small and medium-sized venture company and was subject to the standard statutory corporate income tax rate. Eyedentity was subject to a tax rate of 24.2% in 2010.
Equity in Earning (Loss) of Affiliated Companies
We record our investment in affiliates using the equity method of accounting, and the profit or loss of the affiliates is presented as “Equity in earning (loss) of affiliated companies” on the statements of operations and comprehensive income.
Non-Controlling Interest
In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz, whose financial results were consolidated into our financial statements beginning from January 1, 2008. As a result, we recognized non-controlling interest in our statements of operations and comprehensive income for the shares of Actoz that we did not own for the years ended December 31, 2008, 2009 and 2010. See “— Critical Accounting Policies — Basis of Preparation.”
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

Before the reorganization, the online game business was conducted by various subsidiaries and VIEs of Shanda Interactive. Therefore, for the period from January 1, 2008 to June 30, 2008, our consolidated financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows of the entities that were directly engaged in the online game business.
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
For the period from July 1, 2008 to December 31, 2010, our consolidated financial statements consist of the financial statements of Shanda Games, including its subsidiaries and VIEs, as a standalone company subsequent to the reorganization.
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
Other revenues consist of net revenues generated primarily outside of China from game licensing, game operations, and advertising. We enter into licensing arrangements with overseas licensees to operate our MMORPGs and advanced casual games in other countries or territories. In connection with these license agreements, we generally receive an initial license fee and a monthly revenue-based royalty fee. The initial license fee is based on a fixed amount and recognized ratably over the term of the license. The royalty fee is generally calculated as a fixed percentage of the revenues generated by the licensee from operating the MMORPG or advanced casual game. Game operation revenues as a portion of our other revenues are derived from our operation of online games outside of China. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectability is reasonably assured. In case of advertising arrangements involving multiple deliverables where there is lack of objective and reliable evidence of fair value for each deliverable included in the arrangements, revenues are recognized ratably over the performance period of the last deliverable in the arrangement.

Consolidation of Variable Interest Entities
PRC regulations currently limit foreign ownership of companies that provide value-added telecommunications services, including Internet content services, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China. We are a Cayman Islands exempted company, and therefore, as foreign or foreign-invested enterprises under PRC law, we and our PRC subsidiaries are ineligible to hold a license to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through our PRC operating companies. Our PRC operating companies hold the licenses and approvals that are material to the operation of our online game business. Our PRC subsidiaries have entered into a series of contractual arrangements with our PRC operating companies and/or their shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and consolidate their results of operations, assets and liabilities in our financial statements. In the opinion of our PRC legal counsel, Jade & Fountain PRC Lawyers, in all material aspects, the ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our PRC operating companies and/or their shareholders, on the other hand, comply with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of Jade & Fountain PRC Lawyers.
Property and Equipment, Intangible Assets, and Other Long-lived Assets
Our accounting for long-lived assets, including property and equipment, intangible assets, and other long-lived assets is described in notes 2(12), 2(13), 2(15) and 2(16) to our consolidated financial statements included elsewhere in this annual report. The recorded values of long-lived assets, including property and equipment, intangible assets, and other long-lived assets, are affected by a number of management estimates, including the estimated useful lives, residual values and impairment charges. Significant judgment is required in the assessment of the estimated useful lives of these assets, especially for game licenses. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
We assess the impairment for long-lived assets and intangible assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. During the year ended December 31, 2010, we recognized an impairment loss of RMB10.2 million related to trademark licensing fees. During the years ended December 31, 2008 and 2009, we did not recognize any impairment loss relating to our long-lived assets or intangible assets.
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
Impairment of Goodwill
We review our goodwill on an annual basis or more frequently if events or changes in circumstances indicate that the goodwill might be impaired as required by Accounting Standard Codification 350 (formerly referred to as Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”). In performing this review, we are required to make an assessment of fair value for our goodwill under each reporting unit. When determining fair value, we utilize various assumptions, including projection of future cash flows. A change in these underlying assumptions will cause a change in the results of the test and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would be required to record a charge, which would significantly impact our earnings. We did not recognize any impairment of goodwill during the periods presented.

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
The intrinsic value of the options outstanding as of December 31, 2010 was US$0.3 million, which is calculated based on the difference between the fair value of US$3.22 of our ordinary shares as of December 31, 2010 and the exercise price of the shares.
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

Certain of our and Shanda Interactive’s employees were awarded restricted shares under the 2008 Equity Compensation Plan. The restricted shares will vest in equal installments over four calendar years, subject to the employee’s continued employment with his employer. Share-based compensation expense related to the restricted share award granted by the Company to its employees under the 2008 Equity Compensation Plan amounted to RMB0.1 million, RMB3.0 million and RMB55.9 million (US$8.5 million) for the years ended December 31, 2008, 2009 and 2010, respectively. Restricted shares granted to Shanda Interactive’s employees are measured at fair value at the grant date and were recognized as a dividend distributed to Shanda Interactive.
Our share-based compensation expenses totaled RMB20.8 million, RMB125.8 million and RMB105.9 million (US$16.0 million) in 2008, 2009 and 2010, respectively.
Income Taxes and Valuation Allowance
We account for income taxes under the provisions of Accounting Standards Codification 740 (formerly referred to as SFAS No. 109, “Accounting for Income Taxes”), with the required disclosures as described in note 6 to our consolidated financial statements included elsewhere in this annual report. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2008, 2009 and 2010, valuation allowances recognized were RMB41.6 million, RMB123.9 million and RMB180.2 million (US$27.3 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain foreign tax credit carry forwards generated by one of our subsidiaries. As of December 31, 2008, 2009 and 2010, we recorded deferred tax assets, net of valuation allowances, of RMB105.1 million, RMB95.7 million and RMB86.5 million (US$13.1 million), respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur in the future which are not currently contemplated, that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.
Accounting Standards Codification 740-10-25 (formerly referred to as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109”) or ASC 740-10-25, prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our adoption of ASC 740-10-25 did not result in any adjustments to the opening balance of our retained earnings as of January 1, 2008. We did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2008, 2009 and 2010.
Results of Operations
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Net revenues. Our net revenues decreased 6% from RMB4,806.7 million in 2009 to RMB4,504.7 million (US$682.5 million) in 2010. Net revenues from MMORPGs decreased 9% from RMB4,422.1 million in 2009 to RMB4,018.3 million (US$608.8 million) in 2010. Net revenues from advanced casual games decreased 2% from RMB305.6 million in 2009 to RMB300.6 million (US$45.5 million) in 2010. Other revenues increased 135% from RMB79.0 million in 2009 to RMB185.8 million (US$28.2 million) in 2010.
Our net revenues from MMORPGs decreased primarily due to a decrease in net revenues from our existing MMORPGs, partially offset by an increase in net revenues from the introduction of new MMORPGs. The decrease in net revenues from our existing MMORPGs is primarily due to our strategy to scale back monetization activities in our existing MMORPGs and focus on activities that enhance interaction between users, as well as the introduction in the fourth quarter of 2009 of an expansion pack for Mir II which was not well received by the game’s users. Net revenues from new MMORPGs that we introduced in 2010 totaled RMB333.1 million (US$50.5 million) for the year ended December 31, 2010, primarily due to the commercialization of Dragon Nest and Hades Realm II.

The decrease in our net revenue from MMORPGs was primarily due to a decrease in average monthly revenues per active paying account. The number of active paying accounts for MMORPGs increased on a quarterly basis in 2010, compared with 2009, as a result of the release of new games, updates and expansion packs and the introduction of new virtual items in our MMORPGs, as well as numerous promotions that we offered to our game players. Average monthly revenues per active paying account for each quarter in 2010 were lower than that of the corresponding quarter of 2009 primarily due to (i) the scaling back of monetization activities and the expansion pack in Mir II as discussed in the preceding paragraph and (ii) an increase in the number of new game players who generally have a lower average monthly revenues per active paying account as they begin purchasing virtual items in a game. The following table sets forth our active paying accounts and monthly average revenues per active paying account for MMORPGs, for the periods indicated:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009	2010	2010	2010	2010
Quarterly active paying accounts (in thousands)(1)	7,153	8,552	9,031	9,384	9,578	9,608	9,191	9,464
Monthly average revenues per active paying account (in RMB)(2)	43.5	41.6	43.1	44.6	35.0	34.7	35.2	36.7

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our MMORPGs operated in China during a given quarter.

(2)
Average monthly revenues per active paying account refers to our revenues from the operation of MMORPGs in China during a given quarter divided by quarterly active paying accounts, further divided by three.

Our net revenues and the number of active paying accounts from advanced casual games decreased as many of our advanced casual games have become more mature. The decrease in revenues was offset by an increase in revenues from Maple Story for which we released a major expansion pack in the first quarter of 2010. The following table sets forth our active paying accounts and average monthly revenues per active paying account for advanced casual games, for the periods indicated:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009	2010	2010	2010	2010
Quarterly active paying accounts (in thousands)(1)	1,052	1,149	1,209	1,014	1,075	923	834	746
Monthly average revenues per active paying account (in RMB)(2)	27.4	20.6	23.7	20.4	28.6	25.3	30.5	27.7

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our advanced casual games operated in China during a given quarter.

(2)
Average monthly revenues per active paying account refers to our revenues from the operation of advanced casual games in China during a given quarter divided by quarterly active paying accounts, further divided by three.

Other revenue, which mainly represented net revenue generated from game licensing, game operations, and advertising, increased primarily due to the acquisition in 2010 of Mochi Media and Eyedentity, which licensed the operating rights to Dragon Nest in various countries.
Cost of revenues. Our cost of revenues decreased 5.0% from RMB1,933.5 million in 2009 to RMB1,837.2 million (US$278.3 million) in 2010. This decrease was primarily due to the following reasons:
• Platform fees decreased 11% from RMB1,018.5 million in 2009 to RMB909.8 million (US$137.8 million) in 2010 primarily due to a decrease in revenues generated from our online games operations. Platform fees represented approximately 21.2% of our net revenues in 2009 compared to approximately 20.2% of our net revenues in 2010. The decrease in platform fees as a percentage of net revenues is primarily due to an increase of revenues generated from game licensing, game operations outside China and overseas advertising revenue, for which we do not pay Shanda Networking any platform fees, as well as a net decrease in server software rental fee of RMB36.2 million in 2010.
• Upfront and ongoing licensing fees for online games decreased 8% from RMB797.1 million in 2009 to RMB730.3 million (US$110.7 million) in 2010 and represented approximately 16.6% and 16.2% of our net revenues in 2009 and 2010, respectively. The decrease in upfront and ongoing licensing fees is primarily due to a decrease in revenues generated from games we license from third parties.
• Other expenses increased 67% from RMB117.9 million in 2009 to RMB197.1 million (US$29.8 million) in 2010 primarily due to an increase of amortization of intellectual property rights related to games we acquired through the acquisition of various companies and an increase in advertising expenses as a result of the increase in advertising revenues. Other expenses represented approximately 2.4% and 4.4% of our net revenues in 2009 and 2010, respectively.
Gross profit. As a result of the foregoing, our gross profit decreased 7% from RMB2,873.2 million in 2009 to RMB2,667.5 million (US$404.2 million) in 2010. Our gross margin, which is equal to our gross profit divided by our net revenues, decreased from 59.8% in 2009 to 59.2% in 2010.

Operating expenses. Our operating expenses increased 17% from RMB1,138.8 million in 2009 to RMB1,334.6 million (US$202.2 million) in 2010. This increase was primarily due to the following reasons:
• Our product development expenses increased 37% from RMB339.8 million in 2009 to RMB465.8 million (US$70.6 million) in 2010. The increase was primarily due to (i) an increase in salary and benefits from RMB239.2 million in 2009 to RMB317.2 million (US$48.1 million) in 2010 due to salary and headcount increases, (ii) an increase in share-based compensation from RMB2.1 million in 2009 to RMB29.8 million (US$4.5 million) in 2010 as a result of our restricted shares granted to product development staff, (iii) an increase in amortization of intangible assets from RMB4.6 million in 2009 to RMB11.3 million (US$1.7 million) primarily related to software technology we acquired through the acquisition of various companies, and (iv) an increase in rental and property management fee from RMB5.1 million in 2009 to RMB17.1 million (US$2.6 million) in 2010. Product development expenses represented approximately 7.1% of our net revenues in 2009 and 10.3% of our net revenues in 2010.
• Our sales and marketing expenses increased 16.1% from RMB432.9 million in 2009 to RMB501.8 million (US$76.0 million) in 2010. The increase was primarily due to (i) an increase in salary and benefits from RMB25.4 million in 2009 to RMB46.6 million (US$7.1 million) in 2010 due to salary and headcount increases, (ii) an increase in advertising and promotion expenses relating to our online games from RMB175.0 million in 2009 to RMB199.3 million (US$30.2 million) in 2010, and (iii) an increase of amortization of intangible assets related to the acquisition of various companies from nil in 2009 to RMB8.7 million (US$1.3 million). Sales and marketing expenses represented approximately 9.0% and 11.1% of our net revenues in 2009 and 2010, respectively.
• Our general and administrative expenses increased 0.2% from RMB366.1 million in 2009 to RMB367.0 million (US$55.6 million) in 2010. This increase was primarily due to (i) an increase in salary and benefits from RMB66.6 million in 2009 to RMB94.3 million (US$14.3 million) in 2010 due to salary and headcount increases, (ii) a net increase in bad debt expenses in the amount of RMB14.9 million (US$2.3 million), (iii) an increase of amortization of intangible assets related to the acquisition of various companies from nil in 2009 to RMB13.3 million (US$2.0 million), and (iv) an increase in miscellaneous administrative expenses in the amount of RMB12.7 million (US$1.9 million). The increase in expenses was partially offset by (i) a decrease in share-based compensation from RMB121.6 million in 2009 to RMB75.1 million (US$11.4 million) in 2010 primarily due to the fact that the Company recognized a reduction in share-based compensation expense resulting from the departure of certain senior executives in the first quarter of 2010 and the net effect of a failure to meet certain performance targets related to stock option awards and (ii) a decrease in business tax in the amount of RMB32.0 million (US$4.8 million). General and administrative expenses accounted for approximately 7.6% and 8.1% of our net revenues in 2009 and 2010, respectively.
Income from operations. As a result of the foregoing, our operating income decreased 23% from RMB1,734.4 million in 2009 to RMB1,332.9 million (US$202.0 million) in 2010. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 36.1% in 2009 to 29.6% in 2010.
Income before income tax expenses and equity in earning (loss) of affiliated companies. Our income before income tax expenses, equity in earning (loss) of affiliated companies decreased 16.6% from RMB1,930.3 million in 2009 to RMB1,610.4 million (US$244.0 million) in 2010. This decrease was primarily due to the decrease in income from operations, offset in part by (i) an increase in interest income, which increased from RMB26.3 million in 2009 to RMB61.7 million (US$9.3 million) in 2010, and (ii) other income, and in particular, government incentives, which increased from RMB177.0 million in 2009 to RMB232.3 million (US$35.2 million) in 2010.
Income tax expenses. Our income tax expenses decreased 30.0% from RMB428.7 million in 2009 to RMB300.3 million (US$45.5 million) in 2010, primarily due to (i) a decrease in our pre-tax income from RMB1,930.3 million in 2009 to RMB1,610.4 million (US$244.0 million) in 2010, (ii) a RMB69.6 million deferred tax liability accrued in 2009 with respect to the dividend declared by Shengqu to Shanda Games (HK), (iii) an increase in amortization of accrued deferred tax liability related to intangible assets arising from the acquisition of various companies from RMB9.0 million in 2009 to RMB28.4 million (US$4.3 million) in 2010, and (iv) a decrease of valuation allowance from RMB70.8 in 2009 to RMB55.9 million (US$8.5 million) in 2010. The decrease in income tax expenses was offset in part by an increase of RMB51.9 million (US$7.9 million) in income tax expenses mainly due to the loss of preferential tax status by certain of our PRC companies. As a result of the foregoing, our effective income tax rate decreased from 22% in 2009 to 19% in 2010.
Equity in earning (loss) of affiliated companies. We incurred losses of RMB5.4 million (US$0.8 million) in 2010, as compared to losses of RMB30.0 million in 2009, primarily as a result of our investments in several companies through 18 Capital.
Net income attributable to non-controlling interest. Our net income attributable to non-controlling interest decreased from RMB18.6 million in 2009 to RMB15.9 million (US$2.4 million) in 2010 as a result of the decrease in Actoz’s profitability.
Net income attributable to our company. Net income attributable to our company decreased from RMB1,453.0 million in 2009 to RMB1,288.8 million (US$195.3 million) in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net revenues. Our net revenues increased 42% from RMB3,376.8 million in 2008 to RMB4,806.7 million (US$704.2 million) in 2009. Net revenues from MMORPGs increased 50% from RMB2,948.5 million in 2008 to RMB4,422.1 million (US$647.8 million) in 2009. Net revenues from advanced casual games decreased 14% from RMB355.8 million in 2008 to RMB305.6 million (US$44.8 million) in 2009.
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

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009
Quarterly active paying accounts (in thousands)(1)	4,078	4,218	5,162	5,864	7,153	8,552	9,031	9,384
Monthly average revenues per active paying account (in RMB)(2)	51.9	54.2	49.0	49.4	43.5	41.6	43.1	44.6

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our MMORPGs operated in China during a given quarter.

(2)
Average monthly revenues per active paying account refers to our revenues from the operation of MMORPGs in China during a given quarter divided by quarterly active paying accounts, further divided by three.

Our net revenues from advanced casual games decreased as we released a major expansion pack for one of our significant advanced casual games in 2008 and did not release such an expansion pack in 2009. The following table sets forth our active paying accounts and average monthly revenues per active paying account for advanced casual games, for the periods indicated:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009
Quarterly active paying accounts (in thousands)(1)	1,661	1,421	1,380	961	1,052	1,149	1,209	1,014
Monthly average revenues per active paying account (in RMB)(2)	19.7	20.6	23.6	25.1	27.4	20.6	23.7	20.4

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our advanced casual games operated in China during a given quarter.

(2)
Average monthly revenues per active paying account refers to our revenues from the operation of advanced casual games in China during a given quarter divided by quarterly active paying accounts, further divided by three.

Cost of revenues. Our cost of revenues increased 30% from RMB1,489.4 million in 2008 to RMB1,933.5 million (US$283.3 million) in 2009. This increase was primarily due to the following reasons:
• Platform fees increased 18% from RMB864.9 million in 2008 to RMB1,018.5 million (US$149.2 million) in 2009 primarily due to an increase in servers and services provided to support the growth in our game player base and in our revenues that we generated from our online games operations. Platform fees represented approximately 25.6% of our net revenues in 2008 compared to approximately 21.2% of our net revenues in 2009. The decrease in platform fees as a percentage of net revenues resulted primarily from the fact that following the reorganization, we paid Shanda Networking a service fee related to various platform support services described in “— Cost of Revenues — Platform Fees” based upon a fixed percentage of the portion of the face value of prepaid cards distributed and used in our games, which has resulted in lower fees as a percentage of our net revenues.
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
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
Beginning from July 1, 2008 which is the effective date of the reorganization, we have financed our operations through our internally generated cash from operations and the proceeds from our initial public offering of ADSs in September 2009. As of December 31, 2010, we had approximately RMB1,571.8 million (US$238.2 million) in cash and cash equivalents, of which RMB484.1 million (US$73.3 million) was held by our PRC operating companies. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of our PRC operating companies in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations, we do not have direct access to the cash and cash equivalents or future earnings of our PRC operating companies. However, these cash balances can be utilized by us for our normal operations pursuant to the contractual arrangements with our PRC operating companies that provide us with the substantial ability to control our PRC operating companies and their operations. See Item 4, “Information on the Company — Organizational Structure” and Item 10, “Additional Information — Exchange Controls.”
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	1,144.5	2,010.5	1,745.3	264.4
Net cash used in investing activities	(144.2)	(1,904.2)	(1,950.1)	(295.5)
Net cash used in financing activities	(748.3)	1,050.5	(20.6)	(3.1)
Effect of exchange rate changes on cash	(16.7)	13.5	(2.0)	(0.2)

Net increase in cash and cash equivalents	235.3	1,170.3	(227.4)	(34.4)
Cash, beginning of the period	393.6	628.9	1,799.2	272.6

Cash, end of the period	628.9	1,799.2	1,571.8	238.2

For the year ended December 31, 2010, we had net cash provided by operating activities of RMB1,745.3 million (US$264.4 million). This was primarily attributable to (i) net income attributable to our company of RMB1,304.7 million, (ii) an add-back of the non-cash expenses in the amount of RMB441.7 million, including share-based compensation expenses, corporate expense allocation, depreciation of property and equipment, equity in loss of affiliated companies and amortization of intangible assets, (iii) an decrease of RMB24.1 million in accounts receivables primarily related to advertising activities, (iv) a decrease of RMB13.3 million in accounts receivable from related parties, primarily Shengfutong, and (v) an increase of RMB13.9 million in accounts payables. Our net cash provided by operating activities was partially reduced by the payment of upfront licensing fees and prepayment of upfront licensing fees relating to new online games that we licensed from third parties in the aggregate amount of RMB25.0 million and a decrease of RMB27.1 million in other payables and accruals.
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
In 2010, we had net cash used in investing activities of RMB1,950.1 million (US$295.5 million). This was primarily attributable to (i) a net increase in time deposits with maturity dates over one year of RMB1,035.0 million, (ii) the acquisition of various companies, including Mochi Media, Goldcool, and Eyedentity, in the aggregate amount of RMB979.6 million, and (iii) the deposit of RMB523.0 million to a bank in China as collateral for a loan in the amount equal to the U.S. dollar equivalent. The cash used in investing activities was partially reduced by a decrease in deposit of RMB702.1 million, which was a deposit to a bank in China as collateral for a loan which was repaid in 2010, in the amount equal to the U.S. dollar equivalent in 2009.
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
In 2010, we had net cash provided in financing activities of RMB20.6 million (US$3.1 million). This was primarily attributable to net proceeds from cash received from a loan of RMB947.0 million, offset by a repayment of a loan of RMB717.1 million and cash used for repurchase of common stock of RMB255.9 million.
In 2009, we had net cash provided in financing activities of RMB1,050.5 million (US$153.9 million). This was primarily attributable to net proceeds from our initial public offering of RMB1,041.2 million, and cash received from a loan of RMB1,077.7 million, offset by a repayment of a loan of RMB375.6 million and payment in the amount of RMB700.4 million to Shanda Interactive relating to a dividend we had declared prior to the consummation of our initial public offering. We had net cash used in financing activities of RMB748.3 million in 2008, which was primarily due to a dividend to Shanda Interactive we had declared prior to the consummation of our initial public offering.
We believe that our existing cash and cash equivalents, cash flows from operations, short-term investments, time deposits with a maturity of over one year, and marketable securities will be sufficient to meet the anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. We may sell additional equities or obtain credit facilities to enhance our liquidity position or to or increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Please see Item 10, “Additional Information — Exchange Controls” for a discussion of impediments to capital flows in and out of China.
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

Capital Expenditures
Our capital expenditures amounted to RMB62.0 million, RMB113.7 million, and RMB86.0 million (US$13.0 million) in 2008, 2009 and 2010, respectively.
Our capital expenditures in 2008, 2009 and 2010 principally consisted of purchases of, or investments in, our online game network infrastructure, which we funded primarily from net cash flow from operations. We expect our capital expenditures in 2011 and 2012 to primarily consist of leasehold improvements, purchases of additional servers, computer software and equipment. In addition, we expect that our capital expenditures will increase in the future as our online game business continues to develop and expand and as we make technological improvements to our network infrastructure and purchase other intangible assets.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We focus our research and development activities principally on the development of updates, expansion and sequels of our online game related content and the development of integrated service platform.
Our research and development efforts and plans consist of:
•	outsourcing and in-house development of updates, expansions and sequels of our existing online game;
•	sourcing new games via investment and in-house development; and
•	improving our server management and control systems.
Our product development expenses were RMB238.8 million, RMB339.8 million and RMB465.8 million (US$70.6 million) in 2008, 2009 and 2010, respectively.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2010, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
The following table sets forth our contractual obligations as of December 31, 2010:

	Payments Due by Period
				More Than 3
	Total	Less than 1 Year	1-3 Years	Years
	(RMB in millions)
Operating lease obligations:
Office premises	81.5	43.0	38.5	—
Computer servers, software and equipment	20.9	20.0	0.9	—

Total contractual obligations	102.4	63.0	39.4	—
As of December 31, 2010, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB96.9 million, RMB133.4 million and RMB134.8 million (US$20.4 million) in 2008, 2009 and 2010, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2010, we had entered into maintenance contracts in relation to the servers we owned amounting to RMB20.9 million (US$3.2 million).
As of December 31, 2010, capital commitments for purchase of equipment and game licenses were RMB76.7 million (US$11.1 million).

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information relating to our directors and executive officers as of March 31, 2011. The business address of each of our directors and executive officers is No. 1 Office Building, 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Qunzhao Tan(1)	35	Chairman of the Board of Directors and Chief Executive Officer
Tianqiao Chen(1)	37	Director
Danian Chen(1)	32	Director
Grace Wu	40	Director
Lai Xing Cai(2)	68	Independent Director
Andy Lin(2)	37	Independent Director
Heng Wing Chan(2)	64	Independent Director
Hai Ling	41	President
Richard Wei	48	Chief Financial Officer
Xiangdong Zhang	35	Chief Producer
Jisheng Zhu	38	Chief Technology Officer and Acting Chief Operating Officer
William Chen	38	Vice President
Thomas Yih	37	General Counsel

(1)	Member of the compensation committee.

(2)	Member of the audit committee.
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
Tianqiao Chen has served as our director since June 2008. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen established Shanda Networking with Mr. Danian Chen in December 1999. Mr. Chen also serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange, and Ku6 Media Co., Ltd., which is listed on the Nasdaq Global Market, or Ku6. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.
Danian Chen has served as our director since June 2008. Mr. Danian Chen is one of the co-founders and established Shanda Interactive with Mr. Tianqiao Chen in 1999. Mr. Danian Chen has served in various capacities at Shanda Interactive, mostly recently as the chief operating officer beginning in April 2008. Mr. Chen is also a member of the board of directors of Shanda Interactive, a position which he has held since its inception in 1999, and Ku6. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.
Grace Wu has served as our director since October 2010. Ms. Wu is the chief financial officer of Shanda Interactive, a position she has held since 2007. From 2002 to 2007, Ms. Wu worked for AU Optronics Corp., a leading TFT-LCD manufacturer. Prior to that, Ms. Wu worked for Goldman Sachs and Lehman Brothers. Ms. Wu is also a member of the board of directors of Shanda Interactive and Ku6. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs in international banking and finance from Columbia University.
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
Andy Lin has served as our director since May 2009. Mr. Lin currently serves as the general manager of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator. Mr. Lin obtained a master’s degree in economics from Fudan University and a Master of Business Administration degree from Harvard Business School.

Heng Wing Chan has served as our director since June 2009. Mr. Chan currently serves as managing director of international relations for Temasek International Pte. Ltd., an investment company based in Singapore and wholly owned by the Singapore Ministry of Finance. Mr. Chan previously served as the chief China representative of Temasek and was primarily responsible for managing Temasek’s relationships with foreign governments and private enterprises. He previously worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations, as Consul-General to Hong Kong, Singapore’s Ambassador to Thailand and Consul-General to Shanghai. Mr. Chan served as the press secretary to Prime Minister Goh Chok Tong and head of the Media Division in the Singapore Ministry of Information and the Arts. Prior to his diplomatic career, Mr. Chan was a television producer and commentator. Mr. Chan holds a bachelors and masters degree in philosophy from the University of Singapore and a degree from the Columbia Graduate School of Journalism.
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
Richard Wei has served as our chief financial officer since April 2009. Prior to joining our company, Mr. Wei served as the chief financial officer of Spreadtrum Communications, Inc., a leading provider of baseband processor solutions for the wireless communications market, from January 2007 to March 2009, Silicon Motion Technology Corporation, a leading provider of flash memory controllers, from April 2005 to January 2007, KongZhong Corporation, a wireless value added service provider, from February 2003 to April 2005, ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 to February 2004 and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 to July 2002. Mr. Wei was a research associate at the Harvard Business School from 1993 to 1994. He also served as a systems engineer at IBM from 1985 to 1991. Mr. Wei holds a bachelor’s degree in computer science from the Massachusetts Institute of Technology and a Master of Business Administration degree from Cornell University.
Xiangdong Zhang has served as our chief producer since April 2008. Mr. Zhang previously served in numerous capacities at Shanda Interactive, including senior vice president from June 2006 to April 2008, vice president from July 2005 to June 2006 and the director of its product management center from 2001 to July 2005. Prior to joining Shanda Interactive, Mr. Zhang served as the editor-in-chief of the game channel at China.com from 1999 to 2001. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry.
Jisheng Zhu has served as our chief technology officer since April 2008 and our acting chief operating officer since December 2008. Mr. Zhu previously served in numerous capacities at Shanda Interactive, including vice president from July 2006 to April 2008, director of technical support center from January 2005 to June 2006 and a manager of its network security department from May 2003 to December 2004. Prior to joining Shanda Interactive, Mr. Zhu served as the engineering service director of Kingnet Security Inc. from 2001 to 2003 and as the director of product development at Eachnet.com from 2000 to 2001. Mr. Zhu holds a master’s degree in automatic control from East China University of Science and Technology and an Executive Master of Business Administration degree from Peking University.
William Chen has served as our vice president since December 2010. He has previously served as technical director at leading international global publishing including Electronic Arts Inc., Disney Interactive Studios, Inc., and Activision Blizzard, Inc. and worked on leading titles including Call of Duty 3, Final Fantasy VII and Star Wars: Episode III: Revenge of the Sith. Mr. Chen has a bachelor’s degree in computer science from California State University.
Thomas Yih has served as our general counsel since August 2009. He previously served as the general counsel of Shanda Interactive from October 2007 to August 2009. Prior to joining Shanda Interactive, Mr. Yih was an attorney at an international law firm from September 2006 to October 2007 and senior counsel for a technology company listed on both New York Stock Exchange and Hong Kong Stock Exchange from July 2002 to September 2006. Mr. Yih is a member of the board of directors of Actoz. Mr. Yih holds a bachelor’s degree in political science and economics from Columbia University and a juris doctor degree from Fordham University School of Law.
Duties of Directors
Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. Our company has the right to seek damages from a director if a duty owed by that director is breached.

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
B. COMPENSATION
In 2010, the aggregate cash compensation paid to our directors and executive officers as a group was RMB12.0 million (US$1.8 million). We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
Equity Compensation Plans
In November 2008, in order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, our board of directors and our shareholder adopted our 2008 Equity Compensation Plan to attract, motivate, reward and retain selected employees and other eligible persons, and hence to drive the success of our business. Our 2008 Equity Compensation Plan was subsequently amended in September 2009 and in October 2010. Our 2008 Equity Compensation Plan provides for the issuance of up to 54,750,000 Class A ordinary shares.
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
The table below sets forth the option grants made to our directors and executive officers pursuant to the 2008 Equity Compensation Plan as of March 31, 2011.

			Exercise Price
	Number of Class A		per Class A
	Ordinary Shares to be		Ordinary
	Issued Upon Exercise of		Share (in	Date of	Date of
Name	Options		US$)	Grant	Expiration

Qunzhao Tan	*		3.40	March 19, 2010	March 19, 2020
	*	(1)	—	September 7, 2009	September 7, 2019
Tianqiao Chen	—		—	—	—
Danian Chen	*	(1)	—	September 7, 2009	September 7, 2019
Grace Wu	*	(1)	—	September 7, 2009	September 7, 2019
Lai Xing Cai	*	(1)	—	September 7, 2009	September 7, 2019
Andy Lin	*	(1)	—	September 7, 2009	September 7, 2019
Heng Wing Chan	—		—	—	—
Hai Ling	*		3.20	November 14, 2008	November 14, 2018
Richard Wei	*		3.20	April 1, 2009	April 1, 2019
Xiangdong Zhang	*		3.20	November 14, 2008	November 14, 2018
Jisheng Zhu	*		3.20	November 14, 2008	November 14, 2018
William Chen	*		2.98	December 15, 2010	December 15, 2020
Thomas Yih	*	(1)	—	September 7, 2009	September 7, 2019

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

(1)	Restricted shares

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
Audit Committee. Our audit committee currently consists of Lai Xing Cai, Andy Lin and Heng Wing Chan, who are our independent directors. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, or the Exchange Act. In addition, our board of directors has determined that each of Lai Xing Cai and Andy Lin qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Listing Rules.
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

•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
•	meeting separately, periodically, with management, the internal auditors and the independent auditors.
Compensation Committee. Our compensation committee currently consists of Qunzhao Tan, Tianqiao Chen and Danian Chen.
Our compensation committee will be responsible for:
•	making and reviewing recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;
•	determining and reviewing bonuses for our officers and other employees;
•	determining and reviewing stock-based compensation for our directors, officers, employees and consultants;
•	administering our equity incentive plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.
D. EMPLOYEES
As of March 31, 2011, we had 2,834 full-time employees. The following table sets forth the number of our employees by function as of March 31, 2011.

	Number of	Percentage
	Employees	of Total
Product development(1)	1,991	70.3%
Sales and marketing	276	9.7%
General and administration	218	7.7%
Technical support and customer service	349	12.3%

Total	2,834	100.0%

(1)	Includes game development personnel.
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
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2011:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 567,389,254 ordinary shares outstanding as of December 31, 2010.

Shares Beneficially
Owned
Percentage
of
Name	Number	Total
Shanda Interactive Entertainment Limited(1)	409,087,000	72.1%
Qunzhao Tan	*	*
Tianqiao Chen	—	—
Danian Chen	*	*
Grace Wu	*	*
Lai Xing Cai	*	*
Andy Lin	*	*
Heng Wing Chan	—	—
Hai Ling	*	*
Richard Wei	*	*
Xiangdong Zhang	*	*
Jisheng Zhu	*	*
Willam Chen	*	*
Thomas Yih	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

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
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. JPMorgan Chase Bank, or JPMorgan, the depositary of our ADSs, has advised us that as of December 31, 2010, of the 567,389,254 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 28% of our ordinary shares were held of record by DTC, under the nominee name of CEDE & CO, on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.
B. RELATED PARTY TRANSACTIONS
Contractual Arrangements with Our PRC Operating Companies and Their Shareholders
To comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our online game business through our PRC operating companies, which we control through a series of contractual arrangements between our PRC subsidiaries and our PRC operating companies and/or their shareholders as follows:
•
Loan Agreements, between a PRC subsidiary and the shareholders of a PRC operating company. Pursuant to these loan agreements, the PRC subsidiary provides a loan to the shareholders of the PRC operating to acquire and make contributions to the registered capital of a PRC operating company in exchange for their equity interests in the PRC operating company. The loans are interest free and are repayable on demand, but the shareholders may not repay all or any part of the loans without the PRC subsidiary’s prior written consent.

•
Equity Entrustment Agreement, between a PRC subsidiary and the shareholders of a PRC operating company, pursuant to which the shareholders acknowledge their status as shareholders of the PRC operating company.

•
Equity Pledge Agreement, among a PRC subsidiary, a PRC operating company and the shareholders of the PRC operating company, pursuant to which the shareholders of the PRC operating company pledge their entire equity interests in the PRC operating company to the PRC subsidiary to secure the performance of their respective obligations and the PRC operating company’s obligations under the various VIE agreements, including the Equity Entrustment Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement. Without the PRC subsidiary’s prior written consent, the shareholders of the PRC operating company may not transfer any equity interests in the PRC operating company.

•
Equity Disposition Agreement, among a PRC subsidiary, a PRC operating company and the shareholders of the PRC operating company. Pursuant to this agreement, the PRC subsidiary and any third party designated by the PRC subsidiary have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC laws and regulations, to purchase from the shareholders of the PRC operating company, all or any part of their equity interests in the PRC operating company at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The agreement is for an initial term of 20 years and renewable upon the PRC subsidiary’s request.

•
Business Operation Agreement, among a PRC subsidiary, a PRC operating company and the shareholders of the PRC operating company. This agreement sets forth the rights of the PRC subsidiary to control the actions of the shareholders of the PRC operating company, including without limitation, the right to manage the PRC operating company’s daily operation and appoint and remove the PRC operating company’s directors.

•
Exclusive Consulting and Service Agreement, between a PRC subsidiary and a PRC operating company. Pursuant to this agreement, the PRC subsidiary has the exclusive right to provide technology support and business consulting services to the PRC operating company for a fee.

•
Proxies, executed by the shareholders of the PRC operating company in favor of a PRC subsidiary. These irrevocable proxies grant the PRC subsidiary or its designees the power to exercise the rights of the shareholders of the PRC operating company, including the right to appoint directors, general manager and other senior management of the PRC operating company.

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
New VIE Agreements and New Game Licensing Agreements. As a part of the reorganization, Shengqu entered into VIE agreements with Shanghai Shulong. Shengqu also terminated its game licensing agreements with Shanda Interactive’s VIEs and entered into new game licensing agreements with certain of our PRC operating companies, granting certain of our PRC operating companies rights which had previously been granted to Shanda Interactive’s VIEs.
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
Amended and Restated Cooperation Agreement
Pursuant to the Amended and Restated Cooperation Agreement with Shanda Networking and Nanjing Shanda, we have engaged Shanda Networking and Nanjing Shanda to provide certain services to us for a period of five years commencing July 1, 2008. The services Shanda Networking and Nanjing Shanda have agreed to provide us include, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services. We pay Shanda Networking a service fee, which we record as a portion of platform fees in our cost of revenues, equal to 15.5% of the portion of the face value of the prepaid cards that are used in our online games. In order to lock-in the 15.5% fixed percentage, we agreed to a five-year contract period with Shanda Networking and Nanjing Shanda and committed to generate at least RMB200 million in revenues per month. Under the terms of the Amended and Restated Cooperation Agreement, we are not permitted to engage any other party to provide such services to us, while Shanda Networking is permitted to provide such services to other parties.
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
We paid Shanda Networking an aggregate of RMB873.0 million and RMB794.0 million (US$120.3 million) in 2009 and 2010, respectively, pursuant to the Amended and Restated Cooperation Agreement.
Amended and Restated Sales Agency Agreement
Pursuant to the Amended and Restated Sales Agency Agreement with Shengfutong, we have engaged Shengfutong for a period of five years commencing July 1, 2008 as the sales agent for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games through Shanda Networking’s integrated service platform. For each prepaid card sold, we pay Shengfutong a service fee, which we record as a portion of sales and marketing expenses in our operating expenses, equal to the difference between (i) the amount Shengfutong receives from the sale of such card and (ii) 83.5% of the face value of each prepaid card that are used in our online games. In order to lock-in the fixed percentage, we agreed to a five-year contract period with Shengfutong and committed to generate at least RMB200 million in revenues per month. Under the terms of the Amended and Restated Sales Agency Agreement, we are not permitted to engage any other party to provide such services to us, while Shengfutong is permitted to provide such services to other parties.
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
We paid Shengfutong an aggregate of RMB226.2 million and RMB226.5 million (US$34.3 million) in 2009 and 2010, respectively, pursuant to the Amended and Restated Sales Agency Agreement.
Domain Names and Trademarks License Agreement
Pursuant to the Domain Names and Trademarks License Agreement between Shanda Computer and Shengqu, Shanda Computer licenses to Shengqu on a nonexclusive, nontransferable and royalty-free basis, certain domain names and trademarks, including “Shanda.”

Deferred Revenues Transfer Agreement
The Deferred Revenues Transfer Agreement with Shanda Networking and its subsidiaries and Shengfutong, sets forth certain transitional arrangements with respect to prepaid cards which had been sold to distributors and/or users prior to the reorganization but had yet to be activated, as well as any remaining balance in game player’s accounts, to reflect the transfer of the online game business to us as a result of the reorganization.
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
Loans Outstanding
In 2010, we obtained unsecured loans in the aggregate amount of US$140.2 million (equivalent to RMB928.5 million), from Shanda Interactive. The interest rates on these loans range from 0.6% to 4.0%.
In 2010, we loaned an aggregate amount of RMB506.2 million (US$76.7 million) to companies under common control by Shanda Interactive. The interest rates on these loan range from 2.25% to 2.50%. These loans are all due during the year ended December 31, 2011.
Payment of Dividend
See Item 8, “Financial Information — Dividend Policy.”
Other Related Party Transactions
Game License Agreement. On November 26, 2008, we entered into an agreement with Actoz to extend the term of our exclusive license to operate Mir II in China for up to eight years commencing from September 28, 2009. Shanda Games owned approximately 51.6% of the outstanding stock of Actoz as of December 31, 2010.
Others. In addition to the agreements set forth above under “— Transactions and Agreements with Shanda Interactive”, we expect to enter into new agreements, or make amendments to our existing agreements, with Shanda Interactive and/or its subsidiaries or affiliates in the ordinary course of business. For example, we have entered, and expect to enter in the future, agreements with Shanda Interactive’s subsidiaries or affiliates to purchase and sell advertising space relating to our games, to license our games to these companies to expand our user base, and receive certain consulting services.
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
On November 8, 2010, a former shareholder of Chengdu Simo filed a claim with the Sichuan Superior People’s Court, or the Sichuan Court, against Shanghai Shulong Technology Co., Ltd., or Shanghai Shulong, alleging that Shanghai Shulong had failed to pay RMB48.8 million in connection with the purchase of all of the outstanding shares of Chengdu Simo Technology Co., Ltd., or Chengdu Simo. This amount represents the final payment amount to be paid by Shanghai Shulong to the shareholder upon the achievement of certain milestones by Chengdu Simo relating to its game “Qi Xia Tian Xia”. The shareholder has requested the court to require Shanghai Shulong to pay RMB48.8 million plus accrued interest. Shanghai Shulong does not believe that the milestone has been achieved, thus a loss is not probable and therefore no accruals have been provided for the loss contingency as of December 31, 2010. The Sichuan court has transferred the matter to the court in Shanghai. The shareholder has appealed to the Sichuan Court’s decision.
Other than as set forth above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Dividend Policy
In 2009, prior to the consummation of our initial public offering, we declared an aggregate of RMB700.4 million (US$102.6 million) in cash dividends payable solely to Shanda Interactive. As of December 31, 2009, we had paid Shanda Interactive all of the dividends declared in 2009.
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
None.

Item 9.	THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Price Range of American Depositary Shares
Our ADSs are listed on the NASDAQ Global Select Market under the symbol “GAME.” Trading in our ADSs commenced on September 25, 2009.

The following table provides the high and low reported closing prices for our ADSs on the NASDAQ Global Select Market for (1) each quarter in the most recent fiscal year and the most recent quarter and (2) each of the most recent six months. On May 23, 2011, the last reported closing price for our ADSs was US$6.86 per ADS.

	Market Price
	(US$)
	High	Low
Yearly high and lows
Year 2009 (from September 25, 2009)	$11.70	$8.79
Year 2010

Quarterly highs and lows:
Third quarter 2009 (from September 25, 2009)	$11.70	$10.75
Fourth quarter 2009	$11.40	$8.79
First quarter 2010	$10.90	$6.41
Second quarter 2010	$7.51	$5.00
Third quarter 2010	$7.36	$5.24
Fourth quarter 2010	$6.90	$5.39
First quarter 2011	$7.15	$5.69
Second quarter 2011 (through May 23, 2011)	$7.64	$6.32

Monthly highs and lows:
November 2010	$6.65	$5.60
December 2010	$6.64	$5.74
January 2011	$6.59	$5.81
February 2011	$6.16	$5.69
March 2011	$7.15	$5.74
April 2011	$7.64	$6.32
May 2011 (through May 23, 2011)	$7.43	$6.62
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

D. EXCHANGE CONTROLS
Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Korean Won. Fluctuations in exchange rates, particularly those involving the U.S. dollar and the Korean Won, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the PBOC publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.
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
People’s Republic of China Taxation
PRC taxation of us and our corporate group
We are a holding company incorporated in the Cayman Islands, which indirectly holds our equity interest in our PRC subsidiaries. Our business operations are principally conducted through our PRC operating companies. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25% of the equity interest of the PRC company distributing the dividends. As our HK subsidiaries are Hong Kong companies and own 100% of equity interests of each of our PRC subsidiaries, under the aforesaid arrangement, any dividends that any of our PRC subsidiaries pays our HK subsidiaries will likely be subject to a withholding tax at the rate of 5% if our HK subsidiaries and we are not considered to be PRC tax resident enterprises as described below.
Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team, as well as the management team of our HK subsidiaries, are located in China. If we or our HK subsidiaries are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25.0%. See “Risk Factors — Risks Relating to the People’s Republic of China — There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.”

PRC taxation of our overseas shareholders
The implementation rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we or our HK subsidiaries are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas holders of our Class A ordinary shares or ADS holders as well as gains realized by such holders of our Class A ordinary shares or ADS holders from the transfer of our Class A ordinary shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax. The withholding tax rate depends on the provisions of the bilateral tax treaty, if any, between the PRC and the jurisdiction where the non-resident enterprise is incorporated. For example, for non-resident enterprises located in Hong Kong which own more than 25% of the shares or equity interest in a PRC company, the rate would be 5%, and for non-resident enterprises located in the United States, the rate would be 10%. If the jurisdiction where the non-resident enterprise is incorporated does not have a bilateral tax treaty with the PRC, such as the Cayman Islands, a uniform rate of 10% will apply. In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our Class A ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10.0% PRC withholding tax.
Moreover, under the PRC Individual Income Tax Law, or IITL, non-resident individual investors would be required to pay PRC individual income tax on dividends payable to such investors or any capital gains realized from the transfer of our Class A ordinary shares and/or ADSs if such dividends or gains were deemed to be derived from sources within the PRC. A non-resident individual refers to an individual who has no domicile in the PRC and does not stay within the PRC or who has no domicile in the PRC and has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our Class A ordinary shares and/or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC resident enterprise and dividends we pay with respect to our Class A ordinary shares and/or ADSs and the gains realized from the transfer of our Class A ordinary shares and/or ADSs are considered income derived from sources within the PRC by relevant PRC tax authorities, such gains earned by non-resident individuals may also be subject to PRC withholding tax. The foregoing PRC withholding tax would reduce your investment return on our Class A ordinary shares and/or ADSs and may also materially and adversely affect the price of our Class A ordinary shares and/or ADSs. Please see Item 3, “Key Information — Risk Factors — Risks Relating to Our ADSs — We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.”
United States Federal Income Tax Considerations
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold Class A ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds Class A ordinary shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:
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
Taxation of Distributions. Subject to the passive foreign investment company rules described below, distributions paid on our Class A ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, may be taxable at rates that are lower than the rates applicable to ordinary income, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NASDAQ, where our ADSs are listed. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive in respect of our Class A ordinary shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
The amount of any dividend paid on our Class A ordinary shares or ADSs generally will be treated as foreign-source dividend income to U.S. Holders for foreign tax credit purposes. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the Depositary’s receipt, of the dividend. As described in “Taxation — People’s Republic of China Taxation — PRC taxation of us and our corporate group,” if we were deemed to be a tax resident enterprise under PRC tax law, dividends paid with respect to our Class A ordinary shares or ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations (including, among other things, a specified minimum holding period for the Class A ordinary shares or ADSs during which a U.S. Holder is not protected from risk of loss), and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends would be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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
As described in “Taxation —People’s Republic of China Taxation —PRC taxation of us and our corporate group,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our Class A ordinary shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC withholding tax on disposition of gains in their particular circumstances.
Passive Foreign Investment Company Rules. Based on the composition of our income and assets and the value of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2010. That determination is subject to uncertainty, however, both because it is not clear how the contractual arrangements between our PRC subsidiaries and our PRC operating companies will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain components of our revenue. Because the determination of whether a company is a PFIC is made annually after the end of each taxable year and our expectation as to our PFIC status is based on factors which may change, we cannot assure you that we will not be a PFIC for the taxable year ending December 31, 2010 or any future taxable year.
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
If we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own equity interests were also PFICs (“Lower-tier PFICs”), U.S. Holders would be deemed to own their proportionate share of the Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.
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
If we were a PFIC for any taxable year during which a U.S. Holder held our Class A ordinary shares or ADSs, the U.S. Holder might be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A ordinary shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on Class A ordinary shares or ADSs exceeded 125% of the average of the annual distributions on such shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

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
If we were a PFIC for any taxable year during which a U.S. Holder held a Class A ordinary share or ADS, unless otherwise provided by the U.S. Treasury, such U.S. Holder would be required to file an annual report containing such information as the U.S. Treasury may require.
U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.
Information Reporting and Backup Withholding. Payments of dividends with respect to our Class A ordinary shares or ADSs and sales proceeds from the sale, exchange or redemption of our Class A ordinary shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of Class A ordinary shares or ADSs.
F. DIVIDENDS AND PAYING AGENTS
Not applicable
G. STATEMENTS BY EXPERTS
Not applicable
H. DOCUMENTS ON DISPLAY
We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, a registration statement on Form S-8, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the Class A ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the Class A ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review a full text of these documents.

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
Interest Rate Risk
Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturities of over three months and PRC government and PRC corporate bonds. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest earning instruments in 2010, a 10% change in the interest rate would result in an increase or decrease of RMB6.2 million (US$0.9 million) of our total amount of interest income in 2010.
Foreign Currency Risk
Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollar and Korean Won. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies. Based on the amount of our cash and cash equivalents as of December 31, 2010, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB37.7 million (US$5.7 million) of our total amount of cash and cash equivalents.
In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, other than Shengqu’s loan of US$102.5 million which is secured by a cash deposit of RMB702.1 million which Shengqu repaid in June 2010. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. See Item 10, “Additional Information — Exchange Controls.”

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
US$5.00 for each 100 ADRs (or portion thereof), to be paid to the depositary
Any cash distribution (other than cash dividend)	Up to US$0.05 per ADS
Depositary services	US$0.02 per ADS
A fee equivalent to the fee that would have been payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions Converting foreign currency to U.S. dollars
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
Evaluation of Disclosure Controls and Procedures
As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer and our chief financial officer performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management or our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the interim or annual consolidated financial statements.
Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, but not eliminate, this risk.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.
Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control — Integrated Framework issued by COSO.
Management excluded Goldcool, Mochi Media, and Eyedentity from our assessment in respect of our internal control over financial reporting as of December 31, 2010 because these companies were acquired during the year ended December 31, 2010. Goldcool, Mochi and Eyedentity are wholly-owned subsidiaries whose total assets and total revenues, after the elimination of all intercompany transactions and balances, represent, in the aggregate, 3% and 3%, respectively of the Company’s consolidated financial statement amounts as of and for the year ended December 31, 2010.
The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report on pages F-2 of this Annual Report.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that each of Mr. Lai Xing Cai and Mr. Andy Lin qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.
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

	For the year ended December 31,
	2009	2010
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	11,540	8,486	1,491

Total	11,540	8,486	1,491

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
Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On March 1, 2010, we announced that our board of directors had authorized us to repurchase up to $150 million worth of our outstanding American Depositary Shares representing the Class A ordinary shares from time to time over the next twenty four (24) months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations.

				(d) Maximum
			(c) Total	Approximate
			Number of	U.S. dollar
			ADS	Value of
		(b) Average	Purchased	ADS
		Price	as	that May Yet
		Paid	Part of	Be
	(a) Total	per ADS	Publicly	Purchased
	Number of ADS	in	Announced	Under the
Period	Purchased	US$ (1)	Plan	Plan
March 8 – March 31, 2010	2,554,500	$6.79	2,554,500	$132,645,440
April 1 – April 30, 2010	358,379	$7.38	2,912,879	$130,000,044
June 30 – July 30, 2010	350,000	$5.76	3,262,879	$127,984,984
August 1 – August 31, 2010	216,001	$5.76	3,478,880	$126,741,777
September 1 – September 30, 2010	1,721,005	$5.45	5,199,885	$117,370,744
October 1 – October 31, 2010	282,304	$5.26	5,482,189	$115,774,122
November 1 – November 30, 2010	400,000	$5.78	5,882,189	$113,460,747
December 1 – December 31, 2010	178,802	$5.82	5,899,991	$112,420,566

(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

Item 16G.	CORPORATE GOVERNANCE
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

4.25	*
Agreement and Plan of Merger between Shanda Games Limited, M Acquisition Corporation, Mochi Media, Inc., Jameson Hsu and Bob Ippolito, Shasta Ventures II, L.P., as shareholder representative, and US Bank National Association, as escrow agent, dated as of December 30, 2009

4.26	*
Sale and Purchase Agreement between Shanda Games International PTE. Ltd., all of the shareholders of Eyedentity Games, Inc., and Eun Sang Lee, as the seller’s representative, dated as of September 7, 2010

8.1	*	List of Subsidiaries

Number		Description
11.1		Code of Ethics (incorporated by references to Exhibit 99.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

12.1	*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

15.2	*	Consent of Jade & Fountain PRC Lawyers

*	filed herewith

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA GAMES LIMITED
By:	/s/ Qunzhao Tan
	Name:	Qunzhao Tan
	Title:	Chairman and Chief Executive Officer
Date: May 25, 2011

11th Floor
PricewaterhouseCoopers Center
2 Corporate Avenue
202 Hu Bin Road, Luwan District
Shanghai 200021, PRC
Telephone +86 (21) 2323 8888
Facsimile +86 (21) 2323 8800
pwccn.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SHANDA GAMES LIMITED:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Shanda Games Limited (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded Goldcool Holdings Limited (“Goldcool”), Mochi Media, Inc. (“Mochi”) and Eyedentity Games, Inc. (“Eyedentity”) from its assessment of internal control over financial reporting as of December 31, 2010 because Goldcool, Mochi and Eyedentity were acquired by the Company in purchase business combinations during 2010. We have also excluded Goldcool, Mochi and Eyedentity from our audit of internal control over financial reporting. Goldcool, Mochi and Eyedentity are wholly-owned subsidiaries whose total assets and total revenues, after the elimination of all intercompany transactions and balances, represent, in the aggregate, 3% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
May 25, 2011

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts expressed in thousands, except share and per share data and where otherwise stated)

			For the Years Ended December 31,
	Notes		2008	2009	2010	2010
			RMB	RMB	RMB	US$ (Note 2(5))
Net revenues:*	2	(18)
MMORPG revenues			2,948,501	4,422,138	4,018,284	608,831
Advanced casual game revenues			355,841	305,576	300,609	45,547
Other revenues			72,414	78,991	185,815	28,154

Total net revenues			3,376,756	4,806,705	4,504,708	682,532

Cost of revenues
Third parties	2	(21)	(768,241)	(1,049,281)	(1,032,639)	(156,461)
Related parties	2(21), 19		(721,119)	(884,193)	(804,543)	(121,900)

Total cost of revenues			(1,489,360)	(1,933,474)	(1,837,182)	(278,361)

Gross profit			1,887,396	2,873,231	2,667,526	404,171

Operating expenses:
Product development	2	(23)	(238,786)	(339,754)	(465,793)	(70,575)
Sales and marketing
Third parties	2	(24)	(124,484)	(206,739)	(275,267)	(41,707)
Related parties	2(24), 19		(80,057)	(226,239)	(226,542)	(34,325)
General and administrative	2	(22)	(287,224)	(366,136)	(367,029)	(55,610)

Total operating expenses			(730,551)	(1,138,868)	(1,334,631)	(202,217)

Income from operations			1,156,845	1,734,363	1,332,895	201,954
Interest income			33,436	26,262	61,706	9,349
Investment income			—	214	214	32
Other income, net	5		6,118	169,444	215,580	32,664

Income before income tax expenses and equity in earning (loss) of affiliated companies			1,196,399	1,930,283	1,610,395	243,999
Income tax expenses	6		(249,909)	(428,676)	(300,352)	(45,507)
Equity in (loss) earning of affiliated companies	10		918	(30,071)	(5,376)	(815)

Net income			947,408	1,471,536	1,304,667	197,677
Less: Net income attributable to non-controlling interest			(11,924)	(18,564)	(15,846)	(2,401)

Net income attributable to Shanda Games Limited			935,484	1,452,972	1,288,821	195,276

Net income			947,408	1,471,536	1,304,667	197,677
Other comprehensive income:
Unrealized (loss) gain of marketable securities			—	6,389	(3,842)	(583)
Currency translation adjustments of the Company	2	(4)	—	183	17,409	2,638
Currency translation adjustments of an affiliated company/subsidiaries	2	(4)	(144,702)	42,642	6,277	951

Comprehensive income			802,706	1,520,750	1,324,511	200,683
Comprehensive (income) loss attributable to non-controlling interest			60,282	(39,569)	(17,658)	(2,675)

Comprehensive income attributable to Shanda Games Limited			862,988	1,481,181	1,306,853	198,008

Earnings per ordinary share	2(30), 7
Basic			1.70	2.61	2.26	0.34

Diluted			1.70	2.60	2.26	0.34

Weighted average ordinary shares used in per share calculation	7
Basic			550,000,000	556,575,353	570,645,594	570,645,594

Diluted			550,000,000	559,600,871	570,795,057	570,795,057

Share-based compensation included in:	2(25), 17
Cost of revenue			(858)	(1,175)	(761)	(115)
Product development			(1,866)	(2,113)	(29,778)	(4,512)
Sales and marketing			(1,001)	(948)	(293)	(44)
General and administrative			(17,065)	(121,575)	(75,095)	(11,378)

*
Begnining from January 1, 2010, the Group presents overseas revenues generated from game licensing and game operations, which was previously presented under net revenues from MMORPGs and advanced casual games, as applicable, under “other revenues”. The year-over-year comparison of net revenues from MMORPGs, net revenues from advanced casual games and other revenues has been reclassified to conform to this presentation.

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Notes		December 31, 2009	December 31, 2010	December 31, 2010
			RMB	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	2(6), 8		1,799,151	1,571,771	238,147
Restricted cash	2	(7)	54,471	5,432	823
Short-term investments	2	(8)	757,955	597,614	90,548
Marketable securities	2	(9)	9,219	5,378	815
Accounts receivable, net of allowance for doubtful accounts	2(10), 9		18,503	48,386	7,331
Accounts receivable due from related parties	19		405,932	389,890	59,074
Deferred licensing fees and related costs	2	(20)	53,550	44,455	6,736
Prepayments and other current assets			112,794	132,766	20,116
Other receivables due from related parties	19		6,184	531,888	80,589
Deferred tax assets	6		79,575	66,884	10,134

Total current assets			3,297,334	3,394,464	514,313

Time deposits with maturity over one year	2	(8)	—	1,215,274	184,132
Investment in affiliated companies	2(11), 10		8,703	31,452	4,765
Property and equipment	2(12), 11		139,834	195,420	29,609
Intangible assets	2(13), 12		517,248	1,269,664	192,373
Goodwill	2(14), 13		170,075	486,907	73,774
Long-term rental deposits			64,759	62,355	9,448
Other long term assets	2	(15)	113,400	104,484	15,832
Non-current deferred tax assets	6		16,091	19,603	2,970

Total assets			4,327,444	6,779,623	1,027,216

LIABILITIES
Current liabilities:
Short-term borrowings			15,000	—	—
Accounts payable			27,315	64,609	9,789
Accounts payable due to related parties	19		70,770	65,284	9,892
Licensing fees payable			224,497	245,988	37,271
Taxes payable			142,536	146,446	22,189
Deferred revenue	2	(19)	250,934	233,743	35,416
Other payables and accruals	14		433,442	366,050	55,461
Other payables due to related parties	19		19,937	950,743	144,052
Deferred tax liabilities	6		76,589	69,684	10,558

Total current liabilities			1,261,020	2,142,547	324,628

Long-term liabilities			6,090	30,894	4,681
Non-current deferred tax liabilities	6		31,244	297,200	45,030
Non-current deferred revenue	2	(19)	3,546	50,168	7,602

Total liabilities			1,301,900	2,520,809	381,941

Commitments and contingencies	22		—	—	—

EQUITY
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, 167,000,000 and 158,302,254 issued and outstanding as of December 31, 2009 and 2010)	15		1,782	1,190	180
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 409,087,000 and 409,087,000 issued and outstanding as of December 31, 2009 and 2010)	15		40,193	40,193	6,090
Additional paid-in capital			1,229,189	1,419,666	215,101
Statutory reserves	2	(28)	127,034	141,563	21,449
Accumulated other comprehensive loss			(58,765)	(40,734)	(6,172)
Retained earnings			1,480,225	2,458,072	372,435

Total Shanda Games Limited shareholders’ equity			2,819,658	4,019,950	609,083
Non-controlling interests			205,886	238,864	36,192

Total equity			3,025,544	4,258,814	645,275

Total liabilities and equity			4,327,444	6,779,623	1,027,216

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Share						Total Shanda
	(US$0.01 Par Value)		Additional		Accumulated Other		Games Limited	Non-controlling
	Number of Shares	Par Value	Paid-in Capital	Statutory Reserves	Comprehensive Loss	Retained Earnings	Shareholders’ Equity	interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	550,000,000	40,193	741,605	110,341	(14,478)	123,508	1,001,169	215,249	1,216,418
Contribution from Shanda (Note 15)	—	—	21,917	—	—	—	21,917	(11,127)	10,790
Corporate expense allocation (Note 2(1))	—	—	31,346	—	—	—	31,346	—	31,346
Share-based compensation (Note 17)	—	—	17,622	—	—	—	17,622	3,169	20,791
Cumulative currency translation adjustments of an affiliated company/a subsidiary	—	—	—	—	(72,496)	—	(72,496)	(72,206)	(144,702)
Equity pick-up of the equity movement in an affiliated company of a subsidiary	—	—	842	—	—	—	842	839	1,681
Repurchase of own shares by a subsidiary	—	—	(8,951)	—	—	—	(8,951)	(8,915)	(17,866)
Appropriations to statutory reserves	—	—	—	3,528	—	(3,528)	—	—	—
Distribution to Shanda	—	—	(327,131)	—	—	(502,820)	(829,951)	—	(829,951)
Net income	—	—	—	—	—	935,484	935,484	11,924	947,408

Balance as of December 31, 2008	550,000,000	40,193	477,250	113,869	(86,974)	552,644	1,096,982	138,933	1,235,915

Issuance of ordinary shares upon initial public offering	26,087,000	1,782	1,039,371	—	—	—	1,041,153	—	1,041,153
Corporate expense allocation (Note 2(1))	—	—	14,351	—	—	—	14,351	—	14,351
Share-based compensation (Note 17)	—	—	112,450	—	—	—	112,450	13,361	125,811
Exercise of share option of a foreign subsidiary	—	—	1,932	—	—	—	1,932	14,023	15,955
Cumulative currency translation adjustments of the Company	—	—	—	—	183	—	183	—	183
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	21,637	—	21,637	21,005	42,642
Unrealized gain of marketable securities	—	—	—	—	6,389	—	6,389	—	6,389
Appropriations to statutory reserves	—	—	—	13,165	—	(13,165)	—	—	—
Distribution to Shanda	—	—	(416,165)	—	—	(512,226)	(928,391)	—	(928,391)
Net income	—	—	—	—	—	1,452,972	1,452,972	18,564	1,471,536

Balance as of December 31, 2009	576,087,000	41,975	1,229,189	127,034	(58,765)	1,480,225	2,819,658	205,886	3,025,544

Share Repurchase of the Company	(12,123,982)	(821)	(21,112)	—	—	(233,992)	(255,925)	—	(255,925)
Corporate expense allocation (Note 2(1))	—	—	8,183	—	—	—	8,183	—	8,183
Restricted stocks granted to subsidiary employees in connection with acquisition(Note 4)	—	—	24,050	—	—	—	24,050	—	24,050
Share-based compensation (Note 17)	—	—	100,907	—	—	—	100,907	5,020	105,927
Exercise of share option of the Company	3,426,236	229	24,299	—	—	—	24,528		24,528
Exercise of share option of a foreign subsidiary	—	—	439	—	—	—	439	3,848	4,287
Cumulative currency translation adjustments of the Company	—	—	—	—	17,409	—	17,409	—	17,409
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	4,464	—	4,464	1,813	6,277
Unrealized loss of marketable securities	—	—	—	—	(3,842)	—	(3,842)	—	(3,842)
Appropriations to statutory reserves	—	—	—	14,529	—	(14,529)	—	—	—
Distribution to Shanda	—	—	53,711	—	—	(62,453)	(8,742)	—	(8,742)
Non-controlling interests arising from acquisition	—	—	—	—	—	—	—	6,451	6,451
Net income	—	—	—	—	—	1,288,821	1,288,821	15,846	1,304,667

Balance as of December 31, 2010	567,389,254	41,383	1,419,666	141,563	(40,734)	2,458,072	4,019,950	238,864	4,258,814

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	For the Years Ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$ (Note 2(5))
Cash flows from operating activities:
Net income	947,408	1,471,536	1,304,667	197,677
Adjustments for:
Share-based compensation expenses	20,790	125,811	105,927	16,050
Corporate expenses allocated from Shanda	31,346	14,351	8,183	1,240
Depreciation of property and equipment	52,339	44,797	57,017	8,639
Amortization of intangible assets	104,897	151,852	246,579	37,360
Amortization of land use right	113	—	—	—
Provision for losses on receivables	10,426	3,411	14,933	2,263
Loss from disposal of fixed assets	84	3,613	2,566	389
Investment income	—	(214)	(214)	(32)
Impairment of trademark licensing fee in other long term assets	—	—	10,173	1,541
Foreign exchange loss / (gain)	(5,159)	5,290	5,164	782
Other Income	—	—	(4,742)	(718)
Deferred taxes and change of withholding tax	(20)	33,572	(9,297)	(1,409)
Equity in loss/(earnings) of affiliated companies	(918)	30,071	5,376	815
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(37,016)	(12,085)	24,113	3,653
Receivables due from related parties	(233,748)	130,455	13,339	2,021
Deferred licensing fees and related costs	(19,762)	(2,265)	9,082	1,376
Prepayments and other current assets	(11,896)	(40,718)	(2,813)	(426)
Upfront licensing fee paid in intangible assets	(31,353)	(105,749)	(2,300)	(348)
Prepayment for upfront license fee in other long term assets	(44,179)	(19,754)	(22,746)	(3,446)
Other long-term deposits	(12,919)	(9,384)	4,905	743
Accounts payable	18,309	6,440	13,913	2,108
Licensing fees payable	60,146	31,744	4,757	721
Taxes payable	48,173	51,909	2,699	409
Deferred revenue	111,242	(77,332)	(15,712)	(2,381)
Payables due to related parties	32,299	12,620	(3,182)	(482)
Other payables, accruals and other long-term liabilities	103,888	160,536	(27,055)	(4,101)
Net cash provided by operating activities	1,144,490	2,010,507	1,745,332	264,444
Cash flows from investing activities:
Decrease /(increase) in restricted cash for foreign currency forward contract	—	(702,075)	702,075	106,375
Payment for the transfer of equity interest in a subsidiary from Shanda	—	(479,661)	—	—
Proceeds from income of marketable securities	—	214	214	32
Proceeds from disposal of short-term investment	52,599	—	—	—
Purchase of marketable securities	(2,830)	—	—	—
Increase of short-term investments and time deposits with maturity over one year	(99,297)	(502,350)	(1,034,983)	(156,816)
(Increase) / decrease in loan receivable	(14,006)	18	—	—
Increase of other receivables due from related parties	—	—	(523,000)	(79,242)
Purchase of property and equipment	(46,989)	(96,668)	(79,298)	(12,015)
Proceeds from disposal of fixed assets	2,338	480	3,006	455
Purchase of intangible assets	(11,947)	(11,944)	(6,708)	(1,016)
Acquisition of subsidiaries, net of cash acquired	—	(93,626)	(979,635)	(148,430)
Repurchase of own shares by a subsidiary	(17,866)	—	—	—
Investment in affiliated companies	(6,193)	(18,606)	(31,900)	(4,832)
Net cash used in investing activities	(144,191)	(1,904,218)	(1,950,229)	(295,489)
Cash flows from financing activities:
Net proceeds from issuance of ordinary shares upon IPO	—	1,041,153	—	—
Proceeds from loans borrowed	—	1,077,670	—	—
Increase of other payables due to related parties	—	—	947,049	143,492
Repayment of loans	—	(375,595)	(717,075)	(108,648)
Repurchase of own shares by the Company	—	—	(255,925)	(38,777)
Proceeds from issuance of ordinary shares under stock option plan of the Company	—	—	1,106	168
Proceeds from issuance of ordinary shares under stock option plan of a subsidiary	—	15,955	4,287	650
Net distribution to Shanda	(748,271)	(708,729)	—	—
Net cash (used in) / provided by financing activities	(748,271)	1,050,454	(20,558)	(3,115)
Effect of exchange rate changes on cash	(16,699)	13,517	(1,925)	(292)
Net (decrease) / increase in cash and cash equivalents	235,329	1,170,260	(227,380)	(34,452)
Cash and cash equivalents, beginning of year	393,562	628,891	1,799,151	272,599
Cash and cash equivalents, end of year	628,891	1,799,151	1,571,771	238,147
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	232,669	323,937	264,981	40,149
Cash paid for interest expenses	—	814	419	63
Supplemental disclosure of non-cash investing activities:
Acquisition related obligation	—	48,800	61,826	9,368
Issuance of restricted stocks to acquire Mochi	—	—	24,050	3,644
Accounts payable related to purchase of property and equipment	—	3,046	23,628	3,580
Supplemental disclosure of non-cash financing activities:
Restricted cash relating to the exercise of employee stock options	—	54,471	5,432	823
Other receivables from issuance of ordinary shares under stock option plan of the Company	—	—	23,442	3,552
The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
1. ORGANIZATION AND NATURE OF OPERATIONS
Nature of operations
Shanda Games Limited (“Shanda Games” or “the Company”) is principally engaged in the development and operation of online games and related businesses in the People’s Republic of China (the “PRC”). The Company currently operates its business in China through its wholly-owned subsidiaries which consist of Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shengji Information Technology (Shanghai) Co., Ltd. (“Shengji”), Lansha Information Technology (Shanghai) Co., Ltd. (“Lansha”) and Kuyin Software (Shanghai) Co., Ltd (“Kuyin” and together with Shengqu, Shengji and Lansha, the “PRC subsidiaries”), and its variable interest entities (“VIE subsidiaries”), which mainly consist of Shanghai Hongli Digital Technology Co.,Ltd, Shanghai Shulong Technology Development Co., Ltd. (“Shanghai Shulong”) and its wholly-owned subsidiaries, Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”), Chengdu Youji Technology Co., Ltd. (“Chengdu Youji”), Tianjin Youji Technology Co., Ltd. (“Tianjin Youji”), Chengdu Aurora Technology Development Co., Ltd. (“Chengdu Aurora”), Chengdu Simo Technology Co., Ltd. (“Chengdu Simo”, and collectively, the “PRC operating companies”). The Company together with (i) its wholly-owned subsidiaries, mainly including Shanda Games Holdings (HK) Limited (“Shanda Games (HK)”), Shanda Games International Pte. Ltd. (“Games International”); (ii) Mochi Media, Inc. (“Mochi”); (iii) Eyedentity Games, Inc., (“Eyedentity”); (iv) Actoz Soft Co., Ltd., (“Actoz”), a Korean developer, operator and publisher of online games listed on the KOSDAQ and its majority-owned subsidiary; (v) the PRC subsidiaries; and (vi) the PRC operating companies, shall collectively be referred to as “the Group”.
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
Shengqu, which is Shanda’s indirect wholly-owned foreign operating entity in China, had entered into a series of contractual arrangements with Shanda Networking and its shareholders, including contracts relating to the transfer of assets, the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters (collectively, the “Original VIE Agreements”). As a result of the Original VIE Agreements, Shanda was considered the primary beneficiary of Shanda Networking and its subsidiaries.
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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
•	Transfer of Equity Interests. Shanda Networking transferred the equity interests of Shanghai Shulong to two nominee shareholders, both of whom are PRC citizens.

•
New VIE Agreements. The PRC subsidiaries entered into various agreements, including contracts relating to the transfer of assets, the provision of services and software licenses and equipment with the PRC operating companies and contracts relating to certain shareholder rights and corporate governance matters with PRC operating companies and their nominee shareholders (collectively, the “New VIE Agreements”).

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
On September 30, 2009, the Company completed an initial public offering (the “IPO”) on the NASDAQ Global Select Market (“IPO”). In the IPO, 83,500,000 American Depositary Shares (“ADSs”), representing 167,000,000 Class A ordinary shares, were sold to the public at a price of $12.50 per ADS. Of these, 13,043,500 ADSs, representing 26,087,000 Class A ordinary shares, were sold by the Company; and 70,456,500 ADSs, representing 140,913,000 Class A ordinary shares, were sold by a direct wholly-owned subsidiary of Shanda. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately $152.5 million.
2. PRINCIPAL ACCOUNTING POLICIES
(1) Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
The Reorganization is accounted for as a common control transaction. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented and as if the online game business was transferred to the Group from Shanda as of the earliest period presented.
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
After the Reorganization, the Group’s consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries set forth above, Mochi, Eyedentity, Actoz, the PRC subsidiaries and the PRC operating companies (Note 4).

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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
Total general corporate expenses allocated from Shanda to the Group are RMB31.3 million, RMB14.4 millon and RMB8.2 million for the years ended December 31, 2008, 2009 and 2010, respectively. From the second half year of 2009, since the Group has established its own finance, legal, investment and certain executive management functions and begun to promote its own brands, no such general corporate expenses were allocated to the Group, except for certain employee compensation costs from corporate functions such as technology, human resources and executive management that the Group does not have. While the expenses allocated to the Group for these items are not necessarily indicative of the expenses that the Group would have incurred if the Group had been a separate, independent entity during the years presented, management believes that the foregoing presents a reasonable basis of estimating what the Group’s expenses would have been on a historical basis. General corporate expenses allocated from Shanda are recorded as capital contribution by Shanda.
In addition, there are certain technical service arrangements between the Group and the other subsidiaries of Shanda as disclosed in Note 19.
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
Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, revenue recognition, determination of the life of virtual items, assessment of recoverability of long-lived assets and goodwill, estimated useful life of property and equipment as well as intangible assets, share-based compensation expense, consolidation of variable interest entities, valuation allowances for deferred tax assets, determination of fair value of identifiable assets and liabilities acquired through business combination, recognition of noncontrolling interest, accounting for equity investments and determination of other-than temporary impairment and determination of functional currencies. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.
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

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
Prior to the Reorganization, to comply with PRC laws and regulations that restrict foreign ownership of companies to operate online games, the Group operated its online game business in China through Shanda Networking and its two subsidiaries, Nanjing Shanda and Hangzhou Bianfeng. These three companies hold the licenses and approvals to operate online games business in the PRC.
Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng, Shengqu provided services, software and technology license and equipment to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng before July 2008, in exchange for fees, determined according to certain agreed formulas. For the first half year of 2008, the total amount of such fees approximated RMB886.6 million. The principal services, software and technology license and equipment lease agreements that Shengqu entered into with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng were:
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
In addition, Shengqu entered into agreements with Shanda Networking and its equity owners with respect to certain shareholder rights and corporate governance matters that provided Shengqu with the substantial ability to control Shanda Networking. As a result of these agreements, the Group was considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking’s results of operations, assets and liabilities were consolidated in the Group’s financial statements before the Reorganization in July 2008.
After the Reorganization in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Group conducts all its online game business through the PRC operating companies. These companies hold the licenses and approvals to operate online games in the PRC. The capital of the PRC operating companies is funded by the PRC subsidiaries and recorded as interest-free loans to these individuals. The portion of the loans for capital injection is eliminated with the capital of the PRC operating companies during consolidation. The interest-free loans to the shareholders of the PRC operating companies as of December 31, 2008,2009 and 2010 were RMB10.8 million, 10.8 million and RMB30.1 million, respectively.
Pursuant to the contractual arrangements between the PRC subsidiaries and the PRC operating companies, the PRC subsidiaries provides services, software and technology license and equipment to the PRC operating companies, in exchange for fees, determined according to certain agreed formulas. During the second half year of 2008 and the year ended December 31, 2009 and 2010, the total amount of such fees was approximately RMB1,159.6 million, RMB2,878.1 million and RMB2,313.8 million, respectively, which represented the substantial majority operating profit of the PRC operating companies. the PRC subsidiaries have also undertaken to provide financial support to PRC operating companies to the extent necessary for its operations. The following is a summary of the key agreements in effect:
Loan Agreements between the PRC subsidiaries and the shareholders of the PRC operating companies. These loan agreements provide for loans to the PRC employees for them to make contributions to the registered capital of the PRC operating companies in exchange for equity interests in the PRC operating companies. The loans are interest free and are repayable on demand, but the shareholders may not repay all or any part of the loans without Shengqu’s prior written consent.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
Equity Entrust Agreement between the PRC subsidiaries and the shareholders of the PRC operating companies, pursuant to which the shareholders acknowledge their status as nominee shareholders.
Equity Pledge Agreement among the PRC subsidiaries, the PRC operating companies and the shareholders of the PRC operating companies. Pursuant to this agreement, the shareholders pledged to the PRC subsidiaries their entire equity interests in the PRC operating companies to secure the performance of their respective obligations and The PRC operating companies’s obligations under the various agreements, including the Equity Pledge Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement. Without the PRC subsidiaries’s prior written consent, neither of the shareholders can transfer any equity interests in the PRC operating companies.
Equity Disposition Agreement among the PRC subsidiaries, the PRC operating companies and the shareholders of the PRC operating companies. Pursuant to this agreement, the PRC subsidiaries and any third party designated by the PRC subsidiaries have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC laws and regulations, to purchase from the shareholders, as the case may be, all or any part of their equity interests in the PRC operating companies at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The agreement is for an initial term of 20 years, renewable upon the PRC subsidiaries’s request.
Business Operation Agreement among the PRC subsidiaries, the PRC operating companies and the shareholders of the PRC operating companies. This agreement sets forth the rights of the PRC subsidiaries to control the actions of the shareholders of the PRC operating companies.
Exclusive Consulting and Service Agreement between the PRC subsidiaries and the PRC operating companies. Pursuant to this agreement, the PRC subsidiaries has the exclusive right to provide technology support and business consulting services to the PRC operating companies for a fee.
Proxies executed by the shareholders of the PRC operating companies in favor of the PRC subsidiaries. These irrevocable proxies grant the PRC subsidiaries or its designees the power to exercise the rights of the shareholder as shareholders of the PRC operating companies, including the right to appoint directors, general manager and other senior management of the PRC operating companies.
As a result of these agreements, the Company is considered the primary beneficiary of the PRC operating companies and its subsidiaries and accordingly the results of operations, assets and liabilities of the PRC operating companies and its subsidiaries are consolidated in the Group’s financial statements after the Reorganization.
As of December 31, 2010, the total assets of the consolidated VIE subsidiaries were RMB1,714.3 million, mainly comprising cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets, intangible assets, fixed assets, goodwill, deferred tax assets and other long term assets. These balances are reflected in Group’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIE subsidiaries, the equity holders of VIE subsidiaries effectively assigned all of their voting rights underlying their equity interest in VIEs to PRC subsidiaries. In addition, through the other aforementioned agreements, the Group demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIE subsidiaries. The Group considers that there is no asset in any of consolidated VIE subsidiaries that can be used only to settle obligations of the VIE subsidiaries, except for registered capital and PRC statutory reserves of the VIE subsidiaries as of December 31, 2010. As all the consolidated VIE subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors of the VIE subsidiaries do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE subsidiaries. As of December 31, 2010, the total liabilities of the consolidated VIE subsidiaries were RMB932.7 million, mainly comprising accounts payable of RMB140.4 million, amounts due to related parties of RMB244.2 million, deferred revenue of RMB214.0 million, tax payables of RMB85.9 million, other payables and accruals of RMB214.2 million, and deferred tax liability of RMB34.0 million.
Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. However, as the Company is conducting its Internet-related business mainly through the VIEs, the Company has, in the past, provided and will continue to provide financial support based on its consideration of the business requirements of the VIEs and the Company’s own business objectives in the future, which could expose the Company to a loss.
(4) Foreign currency translation
The functional currency of the Company is the United States dollar (“US$” or “U.S. dollars”) and its reporting currency is the Renminbi (“RMB”). The PRC subsidiaries and the PRC operating companies use RMB as their functional currency. Actoz and Eyedentity’s functional currency are the Korean Won. The functional currency of the Company’s subsidiaries other than the PRC subsidiaries, the PRC operating companies, Actoz and Eyedentity are the U.S. dollars.
Assets and liabilities of the Company, its subsidiaries other than the PRC subsidiaries and the PRC operating companies are translated at the current exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity for the years presented.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
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
(5) Convenience translation
Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2010. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other rate.
(6) Cash and cash equivalents
Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.
(7) Restricted cash
Restricted cash mainly represents (i) cash held in a designated bank account for the sole purpose of transmitting proceeds from the exercise of stock options; and (ii) cash that is pledged for loans. Restricted cash that is pledged for loans is netted off against the loans due to its legal right to offset (Note 20).
(8) Short-term investments and time deposits with maturity over one year
Short-term investments represent the bank time deposits with original maturities longer than three months and less than one year.
Time deposits with maturity over one year represent the bank time deposits with remaining maturities over one year.
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
The Group evaluates the investments periodically for possible other-than-temporary impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Group’s ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. If appropriate, the Group records impairment charges equivalent to the amount that the carrying value of its available-for-sale securities exceeds the estimated fair market value of the securities as of the evaluation date.
During the years ended December 31, 2008, 2009 and 2010, the Group recorded nil, unrealized gain of approximately RMB6.4 million and unrealized loss of RMB3.8 million, respectively, as components of other comprehensive loss.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
(10) Allowances for doubtful accounts
The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected.
Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
(11) Investment in affiliated companies
Affiliated companies are entities over which the Group has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations and comprehensive inome. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company.
The Group continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. Impairment losses on equity method investments are included in earnings of affiliated companies. No impairment losses were recorded during the years ended December 31, 2008, 2009 and 2010.
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
(13) Intangible assets
Online game product development costs
The Group recognizes costs to develop its online game products in accordance with ASC 985-20 (formerly referred to as Statement of Financial Accounting Standard (“SFAS”) No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. During the years ended December 31, 2008, 2009 and 2010, the costs incurred for development of on-line game products were not capitalized because of the uncertainty in technological feasibility.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
Website and internally used software development costs
The Group recognizes website and internally used software development costs in accordance with ASC 350 -40 (formerly referred to as Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”). As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. During the years ended December 31, 2008, 2009 and 2010, costs qualifying for capitalization were immaterial and as a result all website and internally used software development costs have been expensed as incurred.
Upfront licensing fees
Upfront licensing fees paid to third party licensors are capitalized once the related game software has reached technological feasibility in accordance with ASC 985-20 and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 3 to 7 years. Amortization of upfront licensing fees commences upon the commercial launch of the related online game.
Software and copyrights
Software and copyrights purchased from third parties are initially recorded at costs and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 1 to 5 years.
Software technology, game engine, non-compete agreements, customer database and trademark acquired through business combinations
An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business Combinations”). Software technology, game engine, non-compete agreements, customer database and trademark arising from the acquisitions of subsidiaries and VIE subsidiaries are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Software technology	0.5 to 7.5 years
Game engine	3 to 10 years
Non-compete agreements	2.5 to 5 years
Customer database	2 to 5.5 years
Trademarks	7.5 or 20 years
In-process research and development	Prior to January 1, 2009, written off immediately. Beginning from January 1, 2009, indefinite life and subject to impairment testing until completed or abandoned
(14) Goodwill
Goodwill is measured as the excess of the purchase price over the fair value assigned to the individual assets acquired and liabilities assumed. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 is recognized as goodwill.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
In accordance with ASC 350 (formerly referred to as SFAS No. 142, “Goodwill and other intangible assets”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The Group completes a two-step goodwill impairment test annually. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment losses were recorded during the years ended December 31, 2008, 2009 and 2010.
(15) Other long-term assets
Other long-term assets mainly represent the upfront licensing fees of online games that have not yet been commercially launched and receivables from independent online game companies. Other long-term assets as of December 31, 2009 and 2010 include prepayments in respect of the upfront licensing fees paid for new games of RMB90.4 million and RMB94.5 million, respectively. Receivables from independent online game companies as of December 31, 2009 and 2010 amounted to RMB23.0 million and RMB10.0 million, respectively.
(16) Impairment of long-lived assets and intangible assets
Long-lived assets including finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Group had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. There was no impairment incurred during the year ended December 31, 2009. Impairment of approximately RMB10.2 million related to trademark licensing fees was recognized during the year ended December 31, 2010.
(17) Financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, short-term investments, accounts receivable, prepayments and other current assets, amount due from/to related parties, accounts payable and other payables. As of December 31, 2009 and 2010, their carrying values approximated their fair values because of their generally short maturities.
(18) Revenue recognition
Online game revenue
The Group derives substantially all of its revenues from in-game virtual items and game usage fees purchased by game players to play its MMORPGs and advanced casual games.
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

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
In connection with the Reorganization, the Group entered into various arrangements with subsidiaries that are under common control of Shanda. Pursuant to the Amended and Restated Cooperation Agreement between Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, the Group agreed to engage Shanda Networking on an exclusive basis to provide customer and other game support services, and pursuant to the Amended and Restated Sales Agency Agreement between Shengfutong and the Shulong entities, or the Sales Agency Agreement, the Group engaged Shengfutong on an exclusive basis to provide agency services in selling pre-paid cards to third party distributors and retailers, in each case for a period of five years beginning from the date of the Reorganization. The Group has assessed its relationship and arrangements with Shanda Networking and Shengfutong under ASC 605-45 (formerly referred to as the Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting revenue gross as a principal versus net as an agent”), and has concluded that reporting the gross amount equivalent to the amount that Shengfutong receives from the sale of pre-paid game cards to distributors or retailers and subsequently is activated and charged to the respective game accounts by players as deferred revenue is appropriate as the Group is the primary obligor and it fulfills the online game services desired by the customers.
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
Pursuant to the Sales Agency Agreement, Shengfutong will receive a service fee which is equivalent to the difference between (x) the amount Shengfutong receives from its distributors or users from the sale of the prepaid cards and (y) a fixed percentage based on the face value of the pre-paid card as agreed upon between Shengfutong and the Group. This service fee is recorded as a sales and marketing expense.
Other Revenues
Other revenues principally comprise of overseas revenues generated from game licensing and game operations as well as advertising revenues.
The Group enters into licensing arrangements with overseas licensees to operate its MMORPGs and advanced casual games in other countries or territories. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee. The initial license fee is based on a fixed amount and recognized ratably over the term of the license. The monthly revenue-based royalty fee is recognized when earned, provided that collectability is reasonably assured.
The overseas game operations revenue is recognized in line with online game revenue recognition principle.
Advertising revenues are derived from online advertising whereby the Company allows advertisers to place advertisements on particular areas of its platform, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectibility is reasonably assured. In case of advertising arrangements involving multiple deliverables where there is lack of objective and reliable evidence of fair value for each deliverable included in the arrangements, revenues are recognized ratably over the performance period of the last deliverable in the arrangement.
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

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
(19) Deferred revenue
For online game revenue, deferred revenue represents proceeds received by Shengfutong from distributors relating to the sale of pre-paid cards which are activated or charged to the respective player game accounts by players, but which have not been consumed by the players or expired. For overseas licensing revenues, deferred revenues represent the unamortized balance of the initial license fee paid by overseas licensees. Non-current deferred revenues are primarily comprised of unamortized upfront license fees to be recognized beyond the next 12 months.
(20) Deferred licensing fees and related costs
Upon the receipt of proceeds from Shengfutong, which can be specifically attributable to certain online game, the Group is obligated to pay on-going licensing fees in the form of royalties and other costs related to such proceeds, including business tax and related surcharges. As revenues are deferred (Note 2(19)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related proceeds received from Shengfutong are recognized as revenue.
(21) Cost of revenue
Cost of revenue consists primarily of platform service fees, upfront and ongoing licensing fees, salary and benefits, share-based compensation, depreciation and amortization expenses and other expenses incurred by the Group and are recorded on an accrual basis.
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
(23) Product development
Product development costs consist primarily of salaries and benefits, depreciation expenses, outsourced game development expenses, share-based compensation and other expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products, software and websites, and are recorded on an accrual basis.
(24) Sales and marketing
Sales and marketing costs consist primarily of advertising and market promotion expenses, salaries and benefits, share-based compensation, and other expenses incurred by the Group’s sales and marketing personnel, and the agency expenses paid to Shengfutong after the Reorganization. Sales and marketing costs are recorded on an accrual basis.
(25) Share-based compensation
The Group adopted ASC 718 (formerly referred to as SFAS 123(R), “Accounting for stock-based compensation”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards. The Group has applied the provisions of ASC 718-10—S99 regarding the United States Securities and Exchange Commission’s (“SEC”) interpretation of ASC 718 and the valuation of share-based payments for public companies.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
In accordance with ASC 718, the Group has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.
(26) Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods.
(27) Taxation
Income taxes reflected in the Group’s consolidated statements of operations and comprehensive income is provided on the taxable income of each subsidiary on the separate tax return basis.
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
Effective January 1, 2007 the Group adopted ASC 740-10-25 (formerly referred to as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109”). The interpretation prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Group did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2009 and 2010.
(28) Statutory reserves
China
The PRC subsidiaries and the PRC operating companies are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).
The PRC subsidiaries must make appropriations to one or more of the following, (i) the general reserve, (ii) the enterprise expansion fund, and (iii) the staff bonus and welfare fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital. Ther gerneal reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund have reached 50% of the company registred capital. The other fund appropriations are at the PRC susidiries’ discretion.
The PRC operating companies, in accordance with the PRC Company Law, must make appropriations to (i) the statutory reserve fund and (ii) the discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund have reached 50% of the company’s registered capital. The discretionary surplus fund is at the PRC operating companys’ discretion.
The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund can be used to expand the production and operation or to increase the registered capital.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended December 31, 2008, 2009 and 2010, the Group made total appropriations to these statutory reserves of approximately RMB3.5 million, RMB13.2 million and RMB14.5 million, respectively.
There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.
Korea
Actoz and Eyedentity are required to appropriate, as the legal reserves, the amount equivalent to a minimum of 10% of cash dividends paid until such reserves equals 50% of their issued capital stock in accordance with the Commercial Code of Korea. The reserves are not available for the payment of cash dividends, but may be transferred to capital stock by an appropriate resolution of the company’s board of directors or used to reduce accumulated deficit, if any, with the ratification of the company’s majority shareholders. As Actoz and Eydentity did not declare or pay cash dividend, the Group did not make appropriation to these legal reserves.
(29) Dividends
In January, May and June 2009, the Company declared cash dividends in the aggregate amount of US$102.6 million (equivalent to RMB700.4 million) or US$0.19 per ordinary share, payable only to Shanda. Dividends of the Company are recognized when declared. As of December 31, 2009, the Company had paid Shanda all the dividends declared in 2009. No dividend was declared by the Company in 2010.
Relevant laws and regulations permit payments of dividends by the PRC and Korean subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations (see Note 2(28)).
In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside China, if any, or expenditures denominated in foreign currencies.
(30) Earnings per share
Basic earnings per ordinary share attributable to Shanda Games Limited’s shareholders is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share attributable to Shanda Games Limited’s shareholders is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units and are accounted for using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.
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
(32) Segment reporting
Based on the criteria established by ASC 280 (formerly referred to as SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information”), the Company currently operates and manages its business as a single operating segment, whose business is developing and operating online games. As the Company generates its revenues primarily from customers in the PRC, no geographical segments are presented.
(33) Fair value measurements
The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Group to develop its own assumptions.
The Group’s financial instruments consist principally of cash and cash equivalent, restricted cash, short-term investments, marketable securities, accounts receivable, amounts due from/to related parties, prepayments and other current assets, time deposits with maturity over one year, accounts payable, licensing fees payable, other payables and accruals.
As of December 31, 2009 and 2010, the carrying values of cash and cash equivalent, restricted cash, accounts receivable, amounts due from/to related parties, prepayments and other current assets, accounts payable, licensing fees payable, other payables and accruals approximated their fair values.
On a recurring basis, the Group measures the marketable securities, short-term investments and time deposits with maturity over one year at fair value.
As of December 31, 2009 and 2010, information about inputs for the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	December 31,	Active Markets for	Observable	Unobservable
	2009	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities — Common stock	9,219	9,219	—	—
Short-term investments — Bank time deposits	757,955	—	757,955	—

		Quoted Prices in	Significant Other	Significant
	December 31,	Active Markets for	Observable	Unobservable
	2010	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities — Common stock	5,378	5,378	—	—
Short-term investments — Bank time deposits	597,614	—	597,614	—
Time deposits with maturity over one year	1,215,274	—	1,215,274	—
The following table displays assets measured at fair value on a non-recurring basis as of December 31, 2010:

Fair Value Measurements at Reporting Date Using
Significant
				Quoted Prices in	Other	Significant
				Active Markets	Observable	Unobservable
			December	for Identical	Inputs	Inputs
	Note		31, 2010	Assets (Level 1)	(Level 2)	(Level 3)	Total Losses
				RMB	RMB	RMB
Other long term assets	2	(16)	104,484	—	—	104,484	(10,173)
Significant unobservable inputs (Level 3) were used in measuring the fair value of the Group’s other long term assets based on which the impairment losses were calculated. The Group measured the fair value of its other long term assets as of December 31, 2010 using the income approach, which required the use of unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online game industry and company-specific risk adjustments. The total losses of RMB 10.2 million recognized in the year of 2010 were related to impairment of trade mark licensing fees.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
(34) Business combinations and non-controlling interests
The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Group acquired based on their estimated fair values.
From January 1, 2009, the Group adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
From January 1, 2009, following the adoption of ASC810 (formerly referred to as SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51”), the Group also renamed minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity. The Group has applied the presentation and disclosure requirements retrospectively for all periods presented.
3. RECENT ACCOUNTING PRONOUNCEMENTS
In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” that provides another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company has not early adopted the new guidance however the adoption of ASU No. 2009-13 is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 did not have a material impact on the Company’s financial position, results of operations and cash flows.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
In January 2010, the FASB issued a ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” that sets forth additional requirements and guidance regarding disclosures of fair value measurements. This ASU amends the FASB Codification to require gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of ASC 820-10, Fair Value Measurements and Disclosures — Overall, on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. There was a significant change in the final guidance as compared to the proposed ASU issued in August 2009. The final ASU does not require a sensitivity analysis for Level 3 measurements. The new requirements and guidance are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 roll forward which is effective for fiscal years beginning after December 15, 2010 (including interim periods within those fiscal years). The adoption of ASU 2010-06 has no material effect on the Group’s consolidated results of operations and financial condition.
In February 2010, the FASB issued ASU 2010-09, “Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements”. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the disclosure requirements for reissued financial statements has been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. Conduit bond obligors will be required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The adoption of ASU 2010-09 has no material effect on the Group’s consolidated results of operations and financial condition.
In April 2010, the FASB has issued ASU No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The ASU updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The adoption of ASU 2010-13 has no material impact on the Group’s consolidated results of operations and financial condition.
On July 2010, the FASB Issued ASU 2010-20, “Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses". In the aftermath of the global economic crisis, transparent financial reporting has become the subject of worldwide attention, with a focus on improving accounting standards in a number of areas, including financial instruments. The new ASU requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the ASU is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance rollforward and modification disclosures effective for periods beginning after December 15, 2010. Nonpublic entities are required to apply the disclosure requirements for annual reporting periods ending on or after December 15, 2011. The adoption of ASU 2010-20 has no material effect on the Group’s consolidated results of operations and financial condition.
In December 2010, FASB issued Accounting Standard Update (ASU) No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations”. The ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
4. BUSINESS COMBINATIONS
The Group completed the following acquisitions during the years ended December 31, 2009 and 2010:
Acquisition completed in 2010
(1) Goldcool
Goldcool holdings Limited, its subsidiaries and variable interest entities (“Goldcool”), which mainly consist of Kuyin Software (Shanghai) Co., Ltd and Shanghai Hongli Digital Technology Co., Ltd.
On January 1, 2010, the Group acquired all of the equity interest of Goldcool, one of the leading online game developers and operators in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB120 million in cash.
The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

		Amortization
	RMB	Period
Cash	26,730
Other assets	14,817
Identifiable intangible assets
Trademark	9,410	20 years
Software technology	41,560	3~6 years
Customer database	6,370	5 years
Purchased in-progress research and development	23,870
Deferred tax liabilities	(17,084)
Goodwill	25,077
Current liabilities	(10,750)

Purchase price	120,000

The fair value of identifiable intangible assets was measured primarily by income approach taking into consideration of the historical financial performance and estimates of future performance of Goldcool’s business. The weighted average amortization periods for the identifiable intangible assets acquired are 7.2 years. Purchased in-progress research and development of RMB23.9 million was capitalised as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. Total goodwill of RMB25.1 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining game operations of the Group and Goldcool and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment.
(2) Mochi
On January 15, 2010, the Group acquired all of the equity interest of Mochi, which operates a leading platform for distributing and monetizing browser-based games worldwide. Pursuant to the acquisition agreement, the total purchase consideration was US$64.3 million (approximately RMB438.6 million), which consisted of US$60.7 million in cash and the issuance of 622,222 Class A ordinary shares with an aggregate fair value of US$3.3 million on the acquisition date and the grant of 962,963 options to replace the outstanding employee options of Mochi with fair value of US$0.3 million which is attributable to employees’ pre-combination services.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
The Group also granted 2,068,219 restricted shares to the employees of Mochi on the acquisition date. The restricted shares will vest over 2  to 4 years and are considered as awards for post combination services. As result, the compensation expense will be recognized on straight line basis over the vesting period.
The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

		Amortization
	RMB	Period
Cash	35,193
Other assets	17,470
Identifiable intangible assets
Trademark	218,442	20 years
Software technology	184,310	7 years
Deferred tax liabilities	(161,101)
Goodwill	163,617
Current liabilities	(15,220)
Long term liabilities	(4,118)

Purchase price	438,593

The fair value of identifiable intangible assets was measured primarily by income approach taking into consideration of the historical financial performance and estimates of future performance of Mochi’s business. The weighted average amortization periods for the identifiable intangible assets acquired are 14.1 years. Total goodwill of RMB163.6 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining game operations of the Group and Mochi and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition.
(3) Eyedentity
On September 1, 2010, the Group acquired all of the equity interest of Eyedentity, one of the leading online game developers in Korea. Pursuant to the acquisition agreement, the total purchase consideration was US$76.5 million (approximately RMB520.8 million) in cash.
The Group will pay US$2.8 million to purchase all outstanding stock options issued by Eyedentity on the acquisition date. The consideration has been allocated between pre-combination and post-combination services with US$1.6 million and US$1.2 million respectively. The pre-combination component has been included as purchase consideration in the business combination and the post-combintion component was recognized as share based compensation expenses on straight line basis over the remaining vesting period.
The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows

		Amortization
	RMB	Period
Cash	25,600
Other assets	55,752
Identifiable intangible assets
Software technology	356,189	6~10 years
Non-compete arrangement	13,621	3 years
Purchased in-progress research and development	89,218
Deferred tax liabilities	(102,693)
Goodwill	123,425
Current liabilities	(40,313)

Purchase price	520,799

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
The fair value of identifiable intangible assets was measured primarily by income approach taking into consideration of the historical financial performance and estimates of future performance of Eyedentity’s business. The weighted average amortization periods for the identifiable intangible assets acquired are 6.7 years.
Total goodwill of RMB123.4 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining game operations of the Group and Eyedentity and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition.
(4) Unaudited Proforma information on 2010 acquistions
The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2009 and 2010, as if the respective acquisitions had occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2010
	Unaudited	Unaudited
	RMB	RMB

Net revenues:	4,891,796	4,525,472
Net income	1,371,506	1,285,234
Earnings per ordinary share
Basic	2.46	2.25
Diluted	2.45	2.25
The pro forma net income for 2009 and 2010 includes RMB 58.6 million and RMB 14.4 million for the amortization of identifiable intangible assets and RMB 19.1 million and RMB3.5 million amortization of deferred tax liability using the actual effective income tax rate of the respective acquired businesses in 2009 and 2010.
(5) Other acquisitions
In July 2010, the Group acquired all of the equity interest of a global micropayment solution provider, which mainly provides the service in South East Asia. Pursuant to the acquisition agreement, the total purchase consideration was US$2.5 million (approximately RMB17.0 million) in cash. Total identifiable intangible assets acquired of approximately RMB13.7 million mainly represent trademark and billing platform. The weighted average amortization periods for the identifiable intangible assets acquired are 15.2 years.
In October 2010, the Group acquired 45% of equity interest in Shanghai Guangyu Networking Technology Co., Ltd. (“Guangyu”), one of the leading platforms for distributing and monetizing browser-based games in China from Shanda for a total consideration of RMB10 million in cash. In October 2010, the Group acquired an additional 6% equity interest in Guangyu from its non-controlling shareholder for a consideration of RMB0.8 million in cash. Total identifiable intangible assets acquired of approximately RMB17.3 million mainly represent the webside platform. The weighted average amortization periods for the identifiable intangible assets acquired are 3.4 years.
Based on the assessment on other acquisition companies’ financial performance made by the Group in 2010, none of the acquired company on its own or in total is considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combinations completed in 2010 is not necessary.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
Acquisition completed in 2009
Chengdu Simo
In July 2009, the Group acquired all of the equity interest of Chengdu Simo, one of the leading developer and operator of MMORPGS in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB148.8 million in cash, of which RMB48.8 million will be paid when a game named “Qixiatianxia” achieve certain milestone by Chengdu Simo.
The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Cash	6,374
Other assets	26,885
Identifiable intangible assets	104,300
Purchased in-progress research and development	6,000
Deferred tax liabilities	(11,723)
Goodwill	53,532
Current liabilities	(36,568)

Purchase price	148,800

The fair value of identifiable intangible assets was measured primarily by income approach taking into consideration of the historical financial performance and estimates of future performance of Simo’s business. The weighted average amortization periods required for the identifiable intangible assets acquired are 6.4 years. Purchased in-progress research and development of RMB6.0 million were capitalised as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. Total goodwill of RMB53.5 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining game operations of the Group and Chengdu Simo and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment.
Chengdu Simo’s financial results have been included in the consolidated statements of operations and comprehensive income. The amount of revenues and earnings included in the consolidated statements of operations and comprehensive income for 2009 was not material. The following unaudited pro forma consolidated financial information reflects the Group’s consolidated results of operations for the year ended December 31, 2009, as if the acquisition of Chengdu Simo had occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. Chengdu Simo was incorporated in 2008 and did not have any significant operations in 2008 and therefore no comparative figures are presented below. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the period presented and may not be indicative of future operating results.

Year Ended
(in thousands, except per share data)	December 31, 2009
unaudited
RMB
Net revenues	4,835,256
Net income	1,413,837
Earnings per ordinary share
Basic	2.54
Diluted	2.53
The pro forma net income for 2009 includes RMB16.8 million for the amortization of identifiable intangible assets and the tax rate was determined using the actual effective income tax rate of Chengdu Simo in 2009.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
5. OTHER INCOME

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Government financial incentives	18,421	177,020	232,302
Foreign exchange (loss) gain	10,756	(5,290)	(5,164)
Donation expense	(16,084)	—	(5,812)
Others	(6,975)	(2,286)	(5,746)

	6,118	169,444	215,580

Government subsidies represent cash subsidies received from the government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income when received. Other cash subsidies received from the government, for which the Company has to meet certain obligations, are initially recorded as liabilities and recognized as other income upon fulfilling the obligations. As there is no further obligation for the Group to perform upon receipt of the government financial incentives, they are recognized as other income when received.
6. TAXATION
Cayman Islands
Under the current laws of Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Group’s subsidiaries incorporated in Hong Kong were subject to a 16.5% tax rate for the years ended December 31, 2008, 2009 and 2010, respectively. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.
China
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
In December 2008, Shengqu, Shanghai Shulong and Chengdu Aurora were recognized as “high and new technology enterprises”. Accordingly, these entities are entitled to a preferential tax rate of 15% for 3 three years, which is effective retroactively from January 1, 2008. Lansha was also recognized as a high and new technology enterprise in 2010. In addition, as Shengqu also qualified as a key national software enterprise for the years of 2008 and 2009, and was subject to a preferential income tax rate of 10% for these two years. Shengqu did not qualify as a key national software enterprise in 2010 and was subject to a 15% income tax rate in 2010.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
In April 2010, Shengji, as “a software development enterprise”, has been granted a two-year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, which is effective retroactively from January 1, 2009. Chengdu Aurora also qualified as “software development enterprise” and was granted a three year 50% enterprise income tax (“EIT”) reduction (“tax holiday”) on its taxable income, which is effective retroactively from January 1, 2009. Accordingly, Shengjiwas subject to a preferential income tax rate of 0% for the year ended December 31, 2009 and 2010, and Chengdu Aurora was subject to a 12.5% preferential income tax rate for the year ended December 31, 2009 and 2010, respectively.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. All the foreign invested enterprises are subject to withholding tax on dividends distribution effective from January 1, 2008. Shengqu distributed profit to its immediate holding company in Hong Kong in the fourth quarter of 2008 and 2009, and a withholding tax was accrued based on a 5% withholding tax rate with amount of RMB37 million and RMB69.6 million, respectively. The Group accrued no withholding tax in the year of 2010 as there is no dividend distribution plan for the year ended December 31, 2010.
Korea
Actoz and Eyedentity are subject to income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea (the “Korea Income Tax Laws”). Under the Korean Income Tax Laws, corporations were subject to a tax rate of 14.3% for the year ended December 31, 2008 (or 27.5% if the corporation’s taxable income was greater than KRW100 million for such year); 12.1% for the year ended December 31, 2009 (or 24.2% if the corporation’s taxable income was greater than KRW200 million for such year); and 11% for the year ended December 31, 2010 (or 24.2% if the corporation’s taxable income was greater than KRW200 million for such year). The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws. Actoz was subject to a tax rate of 27.5% in 2008, 24.2% in 2009 and 24.2% in 2010.
Under the Special Tax Treatment Control Law of Korea, Eyedentity, as a small and medium-sized venture company, was entitled to a 50% reduction in corporate income tax on its taxable income. However, after our acquisition of Eyedentity, Eyedentity no longer qualified as a small and medium-sized venture company and was subject to the standard statutory corporate income tax rate. Eyedentity was subject to a tax rate of 24.2% in 2010.
United States
Mochi is subject to income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the United States (the “US Income Tax Laws”). Mochi was subject to a progressive income tax rate ranging from 15% to 35% for the year ended December 31, 2010.
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income during the years ended December 31, 2008, 2009 and 2010 are as follows:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Current income tax expenses	205,704	358,104	310,118
Deferred income tax expenses (benefits)	7,205	937	(9,766)
Withholding taxes	37,000	69,635	—

Income tax expenses	249,909	428,676	300,352

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2008, 2009 and 2010 are as follows:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Tax differential from statutory rate applicable to the subsidiaries and the VIE subsidiaries	(11)%	(12)%	(7)%
Enacted tax rate change	(1)%	—	—
Effect of tax holidays	—	—	(5)%
Effect of the withholding taxes	3%	4%	—
Effect of change in valuation allowance	4%	4%	4%
Non-deductible expenses incurred in PRC	1%	1%	1%
Others	—	—	1%

Effective income tax rate	21%	22%	19%

The aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended December 31,
(in thousands, except per share data)	2008	2009	2010
	RMB	RMB	RMB

The aggregate effect	—	—	84,367
Basic ordinary share effect	—	—	0.15
Diluted ordinary share effect	—	—	0.15
The Group is subject to tax holidays of RMB84,367 in 2010.
Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2009	December 31, 2010
	RMB	RMB
Deferred tax assets
Licensing fees and related costs and deferred revenues	31,208	29,268
Other temporary differences	61,025	69,693
Foreign tax credit of Actoz and Eyedentity	117,557	156,940
Development cost	9,825	10,755
Less: Valuation allowance	(123,949)	(180,169)

Total deferred tax assets, net of valuation allowance	95,666	86,487

Deferred tax liabilities
Intangible assets arising from business combination	38,149	297,200
Withholding taxes	69,684	69,684

Total deferred tax liabilities	107,833	366,884

Movement of valuation allowances

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Balance at beginning of year	3,118	41,610	123,949
Current year additions	38,492	82,339	56,220

Balance at end of year	41,610	123,949	180,169

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2008, 2009 and 2010, the majority of valuation allowances were provided because it was more likely than not that the Group would not be able to utilize certain foreign tax credit carry forwards generated by a subsidiary. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase net income when those events occur.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
As of December 31, 2010, total tax credit carry forward of KRW3,078 milllion (equivalent to RMB18.1 million), KRW13,972 million (equivalent to RMB82.2 milllion) and KRW9,560 million (equivalent to RMB56.3 milllion) will expire in 2014, 2015 and 2016, respectively.
7. EARNINGS PER SHARE
Basic and diluted net income per ordinary share attributable to the Company’s shareholders have been calculated in accordance with ASC 260 (formerly referred to SFAS No. 128 and EITF No. 03-06), for the years ended December 31, 2008, 2009 and 2010 as follows:

	For the years ended December 31,
(in thousands, except share and per share data)	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net income per ordinary share attributable to Shanda Games Limited for basic and diluted earnings	935,484	1,452,972	1,288,821

Denominator:
Weighted-average ordinary shares outstanding for basic calculation	550,000,000	556,575,353	570,645,594
Dilutive effect of share options	—	2,986,054	149,463
Dilutive effect of restricted shares	—	39,464	—

Denominator for diluted calculation	550,000,000	559,600,871	570,795,057

Net income per ordinary share attributable to Shanda Games Limited’s shareholders-basic	1.70	2.61	2.26

Net income per ordinary share attributable to Shanda Games Limited’s shareholders-diluted	1.70	2.60	2.26

For 2008, 2009 and 2010, we excluded 2,849,365, 2,791,574 and 33,587,516, respectively, outstanding weighted average stock options from the calculation of diluted earnings per common share because their effect were anti-dilutive.
8. CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of December 31, 2010 include cash balances held by the PRC operating companies of approximately RMB484.1 million. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 25). However, these cash balances can be utilized by the Group for its normal operations pursuant to various agreements which enable the Group to substantially control the PRC operating companies as described in Note 2(3) for its normal operations.
Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$54,605 and US$57,070 (approximately RMB372,731 and RMB376,660) as of December 31, 2009 and 2010, respectively, and cash balances denominated in Korean Won of approximately KRW 3,800,199 and KRW 14,913,912 (approximately RMB22,421 and RMB87,769) as of December 31, 2009 and 2010, respectively.
9. ACCOUNTS RECEIVABLE

	December 31, 2009	December 31, 2010
	RMB	RMB
Accounts receivable	20,544	52,305
Less: Allowance for doubtful accounts	(2,041)	(3,919)

	18,503	48,386

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
The movement of the allowance for doubtful accounts during the years ended December 31, 2009 and 2010 are as follows:

	For the years ended December 31,
	2009	2010
	RMB	RMB
Balance at beginning of year	8,853	2,041
Add: Current year additions	1,673	3,420
Less: Current year reversal	—	(30)
Current year write-offs	(8,485)	(1,512)

Balance at end of year	2,041	3,919

10. INVESTMENTS IN AFFILIATED COMPANIES
The following table includes the Group’s carrying amount and percentage ownership of the investments in affiliated companies as of December 31, 2010 and the carrying amount as of December 31, 2009:

	December
	31, 2009	December 31, 2010
			Percentage
	RMB	RMB	Ownership
Anipark Co., Ltd. (“Anipark”)	6,751	3,023	12.78%
Shanghai Qiyu Information Technology Co., Ltd. (“Shanghai Qiyu”)	829	829	20%
Xiamen Lianyu Science and Technology Co., Ltd. (“Xiamen Lianyu”)	505	297	30%
Fuzhou Lingyu Computer Technology Co., Ltd. (“Fuzhou Lingyu”)	319	319	30%
Shenzhen Youyou Digital Technology Co., Ltd.(“Shenzhen Youyou”)	123	2,197	30%
Chongqing Xiaoheiwu Technology Co., Ltd. (“Chongqing Xiaoheiwu”)	—	151	23%
Shijiazhuang Hailan Online Game Development Co., Ltd. (“Shijiangzhuang Hailan”)	—	3,661	23%
Shanghai Lantian Information Technology Co.,Ltd. (“Shanghai Lantian”)	—	2,866	23%
Beijing Yicheng Tianxia Technology Co.,Ltd. (“Beijing Yicheng Tianxia”)	—	7,842	40%
Shanghai Maishi Information Technology Co.,Ltd. (“Shanghai Maishi”)	—	5,229	20%
Chengdu Awata Network Technology Co.,Ltd. (“Chengdu Awata”)	—	5,000	20%
Others	176	38	23%

Total	8,703	31,452

The movement of the investments in affiliated companies is as follows:

			Share of	Amortization
			Profit/(Loss)	of Identifiable
	Balances at		on Affiliated	Intangible		Transferred	Balances at
	January 1,		Companies	Assets, Net of	Other Equity	Out to Related	December 31,
	2009	Investments	Investments	Tax	Movement	Party	2009
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Shanghai Weilai Information Technology Co., Ltd.	3,333	11,667	(15,000)	—	—	—	—
Beijing Zhongcheng Cooperation and Technology Development Co., Ltd.	6,069	5,731	(11,800)	—	—	—	—
Anipark	3,910	—	2,194	—	647	—	6,751
Shanghai Caiqu Network Technology Co., Ltd.	4,000	—	340	(340)	—	(4,000)	—
Shanghai Qiyu	960	—	(71)	(60)	—	—	829
Xiamen Lianyu	374	—	142	(11)	—	—	505
Fuzhou Lingyu	—	1,000	(681)	—	—	—	319
Chengdu Sunray Technology Co., Ltd.	4,570	—	(4,570)	—	—	—	—
Beijing Chuanyue Shidai Information Co., Ltd.	178	—	(178)	—	—	—	—
Shenzhen Youyou	127	—	(4)	—	—	—	123
Others	—	208	(32)	—	—	—	176

Total	23,521	18,606	(29,660)	(411)	647	(4,000)	8,703

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)

			Share of	Amortization
			Profit/(Loss)	of Identifiable
	Balances at		on Affiliated	Intangible		Transferred	Balances at
	January 1,		Companies	Assets, Net of	Other Equity	Out to Related	December 31,
	2010	Investments	Investments	Tax	Movement	Party	2010
	RMB	RMB	RMB	RMB	R RMB	RMB	RMB
Anipark	6,751	—	(3,851)	—	123	—	3,023
Shanghai Qiyu	829	—	—	—	—	—	829
Xiamen Lianyu	505	—	(208)	—	—	—	297
Fuzhou Lingyu	319	—	—	—	—	—	319
Shenzhen Youyou	123	3,000	(926)	—	—	—	2,197
Chongqing Xiaoheiwu	—	—	151	—	—	—	151
Shijiazhuang hailan	—	4,000	(339)	—	—	—	3,661
Shanghai Lantian	—	3,000	(134)	—	—	—	2,866
Beijing Yicheng Tianxia	—	8,000	(158)	—	—	—	7,842
Shanghai Maishi	—	4,800	429	—	—	—	5,229
Chengdu Awata	—	5,000	—	—	—	—	5,000
Others	176	202	(340)	—	—	—	38

Total	8,703	28,002	(5,376)	—	123	—	31,452

11. PROPERTY AND EQUIPMENT
Property and equipment and its related accumulated depreciation as of December 31, 2009 and 2010 are as follows:

	December 31, 2009	December 31, 2010
	RMB	RMB
Computer equipment	297,660	376,864
Leasehold improvements	6,934	13,745
Furniture and fixtures	26,069	30,842
Motor vehicles	10,919	12,663
Less: Accumulated depreciation	(201,748)	(238,694)

Net book value	139,834	195,420

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was approximately RMB52,339, RMB44,797 and RMB57,017, respectively.
12. INTANGIBLE ASSETS
Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2009 and 2010 are as follows:

	December 31, 2009	December 31, 2010
	RMB	RMB
Gross carrying amount:
Upfront licensing fee paid	479,704	503,308
Software, copyrights and others	107,565	117,510
Intangible assets arising from business combinations
— Software technology	201,523	802,809
— Non-compete arrangement	21,227	34,848
— Trademarks	54,666	294,270
— In-progress research and development	9,073	122,160
—Customer database	—	6,370

	873,758	1,881,275

	December 31, 2009	December 31, 2010
	RMB	RMB
Less: accumulated amortization
Upfront licensing fee paid	(165,018)	(294,459)
Software, copyrights and others	(93,460)	(105,677)
Intangible assets arising from business combinations
— Software technology	(64,307)	(153,689)

— Non-compete arrangement	(2,327)	(8,040)

— Trademarks	(8,230)	(23,315)

— In-progress research and development	(3,073)	(5,062)

—Customer database	—	(1,274)

	(336,415)	(591,516)
Less: Impairment for upfront licensing fee paid	(20,095)	(20,095)

Net book value	517,248	1,269,664

Amortization expense for the years ended December 31, 2008, 2009 and 2010 amounted to approximately RMB104,897, RMB151,852 and RMB246,579, respectively.
The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB
2011	267,994
2012	218,754
2013	157,687
2014	142,960
2015	129,118

Total	916,513

13. GOODWILL
The changes in the carrying amount of goodwill from significant acquisitions are as follows:

		Chengdu	Shanghai	Chengdu
	Actoz	Aurora	Shulong	Simo	Goldcool	Mochi	Eyedentity	Others	Total
	RMB
Balance as of December 31, 2008	86,479	26,130	3,934	—	—	—	—	—	116,543
Acquisitions in 2009	—	—	—	53,532	—	—	—	—	53,532

Balance as of December 31, 2009	86,479	26,130	3,934	53,532	—	—	—	—	170,075
Acquisitions in 2010	—	—	—	—	25,077	163,617	123,425	4,713	316,832

Balance as of December 31, 2010	86,479	26,130	3,934	53,532	25,077	163,617	123,425	4,713	486,907

Goodwill arising from business combination completed in 2009 and 2010 has been allocated to the respective reporting unit of the Group. Goodwill is not amortized but is reviewed annually for impairment. The Group performed goodwill impairment tests as of December 31, 2009 and 2010, and determined that the Group’s goodwill was not impaired.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
14. OTHER PAYABLES AND ACCRUALS

	December 31, 2009	December 31, 2010
	RMB	RMB
Salary and welfare payable	4,619	15,523
Accrued bonus	89,860	81,407
Unpaid rental for server software	47,609	1,044
Accrued professional service fee	8,695	6,717
Acquisition related obligation (Note 4)	48,800	61,826
Unpaid advertisement and promotion fee	146,054	146,320
Payables to employees relating to exercise of options (Note 2(7))	54,471	5,432
Other payables	33,334	47,781

Total	433,442	366,050

15. ORDINARY SHARES
Upon incorporation of Shanda Games (HK) in December 2007, Shanda subscribed for 55,000,000 shares at a par value of US$1.00 per ordinary share in Shanda Games (HK). In turn, Shanda paid US$45 million, equivalent to RMB328.9 million out of the total payable of US$55 million to Shanda Games (HK). Following the Reorganization on July 1, 2008, Shanda transferred all of its 55,000,000 ordinary shares in Shanda Games (HK) to the Company in exchange for the issuance of 54,999,999 ordinary shares of the Company. Together with the 1 ordinary share owned by Shanda upon the incorporation of the Company, Shanda owned 55,000,000 ordinary shares in the Company immediately after the share swap. Due to the share swap, the Company assumed the payable of US$10 million to Shanda Games (HK), which was settled in cash in 2009. On September 18, 2008, the Company declared a share dividend and distributed 495,000,000 ordinary shares to Shanda. Immediately after the share dividend, Shanda owned 550,000,000 ordinary shares of Shanda Games at a par value of US$0.01 per ordinary share.
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
On September 30, 2009, the Company completed the IPO on the NASDAQ Global Select Market. In the offering, 83,500,000 American Depositary Shares (“ADSs”), representing 167,000,000 Class A ordinary shares, were sold to the public at a price of US$12.50 per ADS. Of these, 13,043,500 ADSs, representing 26,087,000 Class A ordinary shares, were sold by the Company; and 70,456,500 ADSs, representing 140,913,000 Class A ordinary shares, were sold by a direct wholly-owned subsidiary of Shanda. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$152.5 million.
As of December 31, 2010, the Company had an aggregate of 567,389,254 ordinary shares issued and outstanding. These outstanding shares consist of (1) 158,302,254 Class A ordinary shares held by public shareholders; (2) 409,087,000 Class B ordinary shares indirectly held by Shanda. The terms of the Class A ordinary shares and Class B ordinary shares are similar, except that (i) each Class A ordinary share and Class B ordinary share are entitied to 1 vote and 10 votes respectively on matters subject to shareholders’ vote, and (ii) each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Total ordinary shares decreased by 8,697,746 compared with 576,087,000 ordinary shares as of December 31, 2009, due to the reasons below: (i) The Company had repurchased a total of 12,123,982 shares (Note 16); offset by (ii) A total of 1,403,548 options were exercised and 2,022,688 restricted shares were vested during the fiscal year 2010.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
16. REPURCHASE OF SHARES
On March 1, 2010, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to US$150 million worth of its outstanding ADSs during the next 24 months depending on market conditions, share price and other factors, subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions, and will be funded by the Company’s available working capital. As of December 31, 2010, the Company had repurchased a total of 12,123,982 shares for an aggregate consideration of US$37.8 million (approximately RMB255.9 million). After the repurchase, those shares were retired. The excess of US$37.6 million (approximately RMB255.1 million) of purchase price over par value, was allocated between additional paid-in capital and retained earnings of US$3.1 million and US$34.5 million, respectively (approximately RMB21.1 million and RMB234.0 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.
17. SHARE OPTION PLAN
Certain of the Company’s employees were granted awards under share-based incentive plans established by Shanda. Such share-based compensation expenses were recognized in the Company’s consolidated statements of operations and comprehensive income in the amounts of RMB12.2 million, RMB11.8 million and RMB7.8 million for the years ended December 31, 2008, 2009 and 2010, respectively. For awards granted to the Company’s employees under the share-based incentive plans established by the Company, share-based compensation expenses were recognized in the Company’s consolidated statements of operations and comprehensive income in the amounts of RMB2.2 million, RMB106.9 million and RMB93.1 million for the years ended December 31, 2008, 2009 and 2010 respectively.
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
In 2004 and 2005, Shanda granted options to purchase 226,750 and 86,295 ordinary shares of Shanda, respectively, to certain employees of the Company under the 2003 Share Incentive Plan, at exercise prices equivalent to the market prices per ordinary share of Shanda’s stock at the dates of grant. The option awards have 10 years contractual term and vest in four year installments on the first, second, third and fourth anniversaries of the date of grant.
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
In 2006, 2007 and 2008, Shanda granted options to purchase 1,055,000, 325,000, and 20,000 ordinary shares, of Shanda, respectively, to certain employees of the Company under the 2005 Equity Compensation Plan, at exercise price equivalent to the average market value in the previous three months of the grant dates, except for the options granted in 2008 for which the exercise price was equivalent to the average market value of the fifteen days prior to the grant date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
A summary of option activity, relating to the options held by the Group’s employees under the Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan as of December 31, 2008, 2009 and 2010 and changes during the years then ended is presented below:

			Weighted
		Weighted	Average
	Options	Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
		US$		US$
Outstanding at January 1, 2008	1,462,008	8.05
Granted	20,000	17.60
Exercised	(117,322)	8.42
Forfeited or Expired	—	—
Outstanding at December 31, 2008	1,364,686	8.16	6.49	10,979

Vested and expected to vest at December 31, 2008	1,221,245	8.08	6.52	9,925

Vested and exercisable at December 31, 2008	551,862	7.25	6.55	4,930

Granted	—	—
Exercised	(735,616)	7.66
Forfeited or Expired	—	—
Outstanding at December 31, 2009	629,070	8.73	5.24	11,055

Vested and expected to vest at December 31, 2009	591,410	8.69	5.26	10,415

Vested and exercisable at December 31, 2009	187,820	8.15	5.24	3,410

Granted	—	—
Exercised	(343,822)	8.01
Forfeited or Expired	—	—
Outstanding at December 31, 2010	285,248	9.60	3.69	2,914,448

Vested and expected to vest at December 31, 2010	279,831	9.56	3.71	2,870,137

Vested and exercisable at December 31, 2010	193,998	8.34	4.30	2,227,576

The aggregate intrinsic value is calculated as the difference between the market value of US$16.18, US$26.31 and US$19.82 as of December 31, 2008, 2009 and 2010 and the exercise price of the options, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was RMB6.2 million, RMB93.6 million and RMB26.8 million, respectively.
The weighted average grant-date fair value of options granted during the year ended December 31, 2008 was US$8.49. The total fair value of options vested during the three years ended December 31, 2008, 2009 and 2010 was RMB16.0 million, RMB12.8 million and RMB11.1 million.
As of December 31, 2010, there was RMB1.6 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the employees. This cost is expected to be recognized over a weighted averaged period of 0.44 year. Total compensation cost may be adjusted for future changes in estimated forfeitures. For the years ended December 31, 2008, 2009 and 2010, total cash received by Shanda from the exercise of stock options amounted to RMB6.8 million, RMB38.5 million and RMB18.2 million, respectively.
Under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan, share-based compensation expense of approximately RMB12.2 million, RMB11.8 million, and RMB7.8 million were recognized in the consolidated statements of operations and comprehensive income in the years ended December 31, 2008, 2009, and 2010, respectively.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
The fair value of each option granted under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan is estimated on the grant date using the Black-Scholes option pricing model that uses assumptions noted in the following table:

For the years ended December 31,
2008
Risk-free interest rate(1)	3.28%
Expected life (in years)(2)	5 years
Expected dividend yield(3)	0%
Expected volatility(4)	58%
Fair value per option at grant date (in RMB)	61.97

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

(4)
Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s ordinary shares for a period equivalent to the expected term preceding the grant date.

Share-based compensation of the Company
2008 Equity Compensation Plan
In November 2008, the Company authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 ordinary shares. Under the Company’s 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries’ affiliates, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equals to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares. In November 2010, the Company increased the number of ordinary shares reserved under the 2008 Equity Compensation Plan to 54,750,000 ordinary shares.
From November 14, 2008 through September 7, 2009, the Company granted options to employees to purchase 24,752,500 ordinary shares at an exercise price of US$3.2 per share and 936,000 ordinary shares at an exercise price of US$3.98 per share under the Company’s 2008 Equity Compensation Plan, respectively. After the Company’s IPO, from October 16, 2009 through December 1, 2009, the Company granted options to employees to purchase 38,000 Class A ordinary shares at an exercise price of US$5.38 and 20,000 Class A ordinary shares at an exercise price of US$5.29 under the Company’s 2008 Equity Compensation Plan, respectively, equivalent to the average market value in the previous fifteen trading days of the grant dates. The options can be exercised within 10 years from the grant date. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period. 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with the Group, and up to 2/3 of which can be earned contingent on the achievement of different performance targets.
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
For the options granted after the consummation of the Company’s IPO, on each of the first four anniversaries of the Performance Period Start Date, one hundred percent (100%) of the options earned during the year preceding such anniversary date shall vest and become exercisable provided that the employees remain employed by the Group on such vesting date.
In accordance with ASC 718, the Company recognized share-based compensation expenses for the options granted prior to IPO, net of a forfeiture rate, using the straight-line method for the 1/3 of the 20% of the options earned subject to the employees’ continued employment with the Group, and using the graded-vesting method for up to 2/3 of the 20% of the options earned contingent on the achievement of different performance targets when the Company concluded that it is probably that the performance targets will be achieved. There was a significant modification in the first quarter of 2010 relating to 1,652,121 performance-based options. The options relating to performance conditions for the period ended March 31, 2010 were not considerred probable to be earned and vested under the original term because the employees were not expected to meet the revenue and operating income performance target, but were probable under the revised terms. Thus the compensation cost for the original unvested award should be nil at the date of modification as none of the options are expected to be vested. The incremental compensation cost of RMB14.5 million, or USD2.2 million, is equivalent to the full fair value of the modified award, which represents the total cumulative compensation cost that the Company should recognize for the award over the remaining vesting period.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
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
For the options granted after the consummation of the IPO, the Company recognized the share-based compensation expenses, net of a forfeiture rate, using the straight-line method for the 1/3 of the options earned subject to the employees’ continued employment with the Group, and using the graded-vesting method for the 2/3 of the options earned contingent on the achievement of different performance targets when the Company concluded that it is probably that the performance targets will be achieved.
In January 2010, the Company replaced the outstanding employee options of a foreign subsidiary with options of the Company. The replacement awards allow employees to purchase 962,963 Class A ordinary shares within 10 years from the original grant date and have the same vesting terms as under the original award. The repalcement awards share option activities are included in the 2008 Equity Compensation Plan movement. The incremental compensation cost resulting from the replacement is immaterial.
From March 9, 2010 through December 15, 2010, the Company granted options under the 2008 Equity Compensation Plan to purchase 6,805,200 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. Pursuant to the 2008 Equity Comepnsaton Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period, 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with the Group, and up to 2/3 of which can be earned contingent on the achievement of different performance targets. The options have 10 year contractual term from the grant date and vest over a four year period. On each of the first four anniversaries of the Performance Period Start Date, one hundred percent (100%) of the options earned during the year preceding such anniversary date shall vest and become exercisable provided that the employees remain employed by the Group on such vesting date.
Share-based compensation expense related to the option award granted by the Company under the 2008 Equity Compensation Plan amounted to approximately RMB2.2 million, RMB103.9 million and RMB44.6 million for the years ended December 31, 2008, 2009 and 2010.
The Company’s share option activities as of December 31, 2008, 2009 and 2010 and changes during the year then ended is presented below:

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

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)

			Weighted
			Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Life	Value
		US$		US$
Vested and expected to vest at December 31, 2009	25,178,284	3.2	8.94	46,956

Vested and exercisable at December 31, 2009	—	—	—	—

Granted	7,768,163	2.99
Exercised	(1,403,548)	2.63
Forfeited	(8,708,587)	3.25
Expired	—	—

Outstanding at December 31, 2010	23,211,228	3.18	8.34	2,224,590

Vested and expected to vest at December 31, 2010	21,863,951	3.17	8.33	2,198,980

Vested and exercisable at December 31, 2010	5,182,199	3.21	7.96	175,564

The aggregate intrinsic value is calculated as the difference between the market value of US$5.1 and US$3.22 as of December 31, 2009 and 2010 and the exercise price of the shares. The total intrinsic value of options exercised during the year ended December 31, 2010 was RMB5.4 million.
The weighted average grant-date fair value of options granted during the year ended December 31, 2008, 2009 and 2010 was US$1.60, US$2.49 and US$1.92, respectively. No option was vested during the year ended December 31, 2008 and 2009. The fair value of options vested during the year of 2010 was RMB81.3 million.
As of December 31, 2010, there was RMB123.0 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Group’s employees. This cost is expected to be recognized over a weighted average period of 2.84 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions. In 2010, total cash received from the exercise of stock options amounted to RMB1.1 million.
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

(4)
Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s ordinary shares for a period equivalent to the expected term preceding the grant date.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
The fair value of each option granted under the Company’s 2008 Equity Compensation Plan after the IPO is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table:

	For the year ended December 31
	2009		2010
Exercise Price	US$	5.29~US$5.38	US$	0.23~US$3.40
Fair value of ordinary shares	US$	5.12~US$5.16	US$	2.50~US$5.21
Risk-free interest rate(1)		2.13%~2.48%		1.00%~2.50%
Expected life (in years)(2)		5		5
Expected dividend yield(3)		0%		0%
Expected volatility(4)		50%		50%
Fair value per option at grant date (in RMB)		15.82~15.84		7.31~33.52

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

(4)
Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s ordinary shares for a period equivalent to the expected term preceding the grant date.

On December 22, 2008, the Company also granted 407,770 restricted shares under the Company’s 2008 Equity Compensation Plan. The restricted shares vest in equal installments over four calendar years on December 31 of each such calendar year, commencing on December 31, 2009, subject to the employee’s continued employment with the Group.
From July 14, 2009 through December 1, 2009, the Company granted 251,920 restricted shares and 6,068,500 restricted shares to the Group’s and Shanda’s employees, respectively, under the Company’s 2008 Equity Compensation Plan. From January 1, 2010 through December 1, 2010, the Company granted 4,488,279 and 925,000 restricted shares to the Group’s and Shanda’s employees, respectively, under the Company’s 2008 Equity Compensation Plan. These awards will vest in equal instalments over two to four years, commencing on the grant date, subject to the employee’s continued employment with the Group or Shanda, as the case may be.
Share-based compensation expense related to the Restricted Share Award granted by the Company under the 2008 Equity Compensation Plan amounted to RMB60, RMB3,029 and RMB48,518 for the years ended December 31, 2008, 2009 and 2010. The Restricted Shares granted to Shanda’s employees are measured at fair value at the grant date and that amount of RMB62,453 was recognized as a dividend distributed to Shanda.
A summary of unvested restricted share activity as of December 31, 2008, 2009 and 2010 is presented below:

		Weighted Average
Unvested Restricted Shares	Number of Shares	Grant-date Fair Value
		US$
Granted	407,770	3.2
Vested	—	—
Forfeited	—	—

Unvested at December 31, 2008	407,770	3.2

Expected to vest at December 31, 2008	252,067	3.2
Granted	6,320,420	6.2
Vested	—	—
Forfeited	(3,000)	6.3

Unvested at December 31, 2009	6,725,190	6.0

Expected to vest at December 31, 2009	5,479,864	6.0
Granted	5,413,279	4.1
Vested	(2,022,688)	5.5
Forfeited	(489,549)	5.5
Unvested at December 31, 2010	9,626,232	5.2

Expected to vest at December 31, 2010	8,473,034	5.1

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
The total intrinsic value of restricted shares vested during the year ended December 31, 2010 was RMB42.9 million.
As of December 31, 2010, there was RMB242.2 million of unrecognized compensation cost (including the unrecognized compensation cost of the Restricted Shares granted to the employees of Shanda amounting to RMB157.6 million), adjusted for the estimated forfeitures, related to non-vested restricted shares granted to the Group’s employees. This cost is expected to be recognized over a weighted average period of 2.62 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
Share-based compensation of Actoz
Since 2005, Actoz has granted stock options to its employees as an incentive program.
A total of 127,420 shares were granted to Actoz’s employees in July 2006; 140,000 shares were granted in March 2007; 470,730 shares were granted in September 2007; 94,040 shares were granted in March 2008; and 10,000 shares were granted in October 2008; and 102,666 shares were granted in March 2010.
The stock options may be exercised from the date that is two years from the grant date for a period of five years under relevant law. The grantees who were granted before March 2007 may exercise 2/3 of granted stock options two years after the grant date and 1/3 of granted stock options may be exercised three years after the grant date. Grantees who were granted options in September 2007 and in 2008 and 2010 may exercise 1/2 of granted stock options two years after grant date, 1/4 of granted stock option may be exercised three years after grant date, and 1/4 of granted stock options may be exercised four years after grant date.
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
The assumptions used to value stock-based compensation awards for the years ended December 31, 2008 and 2010 are presented as follows:

	For the years ended December 31
	2008	2010
Risk-free interest rate	4.80-5.39%	4.56%
Expected life (in years)	4.7-4.9 years	4.5-4.9 years
Expected dividend yield	0%	0%
Expected volatility	63%-87%	65%-67%
Fair value per option at grant date( in KRW)	4,531~6,355	7,504~7,668

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
Activities of share options
Actoz’s share option activities as of December 31, 2008 and 2009 and changes during the years then ended is presented below:

			Weighted Averaged
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
		KRW		KRW
January 1, 2008	702,920	9,535
Granted	104,040	8,603
Exercised	—	—
Forfeited	(44,410)	9,700

December 31, 2008	762,550	9,398	5.54	611,557

Vested and expected to vest as of December 31, 2008	648,736	9,375	5.51	534,923

Vested and exercisable as of December 31, 2008	68,280	8,300	4.57	129,732

December 31, 2008	762,550	9,398	5.54	611,557
Granted	—	—		—
Exercised	(300,700)	9,397		—
Forfeited	(49,360)	9,406		—

December 31, 2009	412,490	9,398	4.66	3,156,394

Vested and expected to vest as of December 31, 2009	392,849	9,390	4.65	3,009,071

Vested and exercisable as of December 31, 2009	123,261	9,390	4.65	949,448
Granted	102,666	14,250		—
Exercised	(75,551)	9,378		—
Forfeited	(56,443)	9,532		—

December 31, 2010	383,162	10,682	4.38	301,206

Vested and expected to vest as of December 31, 2010	368,502	10,542	4.30	301,094

Vested and exercisable as of December 31, 2010	214,000	9,346	3.63	236,267

The aggregate intrinsic value is calculated as the difference between the market value of KRW10,200, KRW17,050 and KRW 10,450 as of December 31, 2008, 2009 and 2010, respectively and the exercise price of the shares. The total intrinsic value of options exercised during the year ended 2010 was KRW81.0 million.
The weighted average estimated fair value of options granted during fiscal year 2010 was KRW7,593. The total fair value of options vested during the year ended December 31, 2010 was KRW434.0 million and KRW958.2 million.
Share-based compensation expense of approximately RMB6.4 million, RMB7.1 million, and RMB5.0 million were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2008, 2009 and 2010.
As of December 31, 2010 there was KRW912.6 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to unvested stock-based awards granted to Actoz’s employees. This cost is expected to be recognized over a weighted average period of 1.1 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2010, total cash received by Actoz from the exercise of stock options amounted to KRW708.6 million (equivalent to approximately RMB4.3 million).
18. EMPLOYEE BENEFITS
The full-time employees of the PRC subsidiaries and the PRC operating companies that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. The PRC subsidiaries and the PRC operating companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB20,887, RMB25,733 and RMB42,533 for the years ended December 31, 2008, 2009 and 2010, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
19. RELATED PARTY TRANSACTIONS
During the years ended December 31, 2008, 2009 and 2010, significant related party transactions were as follows:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Platform service fees and sales agent fees paid to companies under common control by Shanda(1)	791,702	1,099,201	1,020,534
Promotion service fee paid to companies under common control by Shanda	9,474	11,230	10,551
Online game licensing fees received from companies under common control by Shanda	(11,244)	(7,091)	(6,672)
Online game upfront fee received from a company under common control by Shanda	(3,441)	(12,088)	—
Corporate general administrative expenses allocated from Shanda	31,346	14,351	8,183
Rental fee paid to companies under common control by Shanda	—	10,394	13,796
Consulting service fee paid to companies under common control by Shanda	—	2,260	2,260
Interest expense for loan from Shanda and companies under common control by Shanda	—	—	11,059
Interest income from loan to companies under common control by Shanda			1,997

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

As of December 31, 2009 and 2010, outstanding balance due from/to related parties were as follows:

	December 31, 2009	December 31, 2010
	RMB	RMB
Accounts receivables from companies under common control by Shanda	405,932	389,890

Other receivables from companies under common control by Shanda	6,184	531,888

	December 31, 2009	December 31, 2010
	RMB	RMB
Accounts payables to companies under common control by Shanda	70,770	65,284

Other payables to Shanda	—	501,765
Other payables to companies under common control by Shanda	19,937	448,978

In 2010, the Group obtained unsecured loans in the aggregate amount of US$140.2 million (equivalent to RMB928.5 million), from Shanda and companies under common control by Shanda. The interest rates on these loans range from 0.6% to 4.0%. The balance of other payable to Shanda and other payables to companies under common control by Shanda as of December 31, 2010 mainly represented the outstanding loans.
In 2010, the Group loaned an aggregate amount of RMB506.2 million (US$76.7 million) to companies under common control of Shanda. The interest rates on these loans range from 2.25% to 2.50%. These loans are all due during the year ended December 31, 2011. The balance of other receivables from companies under common control by Shanda as of December 31, 2010 mainly represented the outstanding loans.
Except for the loan transactions as described above, the outstanding balances due from/to related parties, mainly arising from the aforesaid related party transactions, are interest free, unsecured and settleable on demand.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
20. DERIVATIVE
In June 2009, Shengqu entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million which was repaid in June 2010. The loan bears interest at 1.35% per annum and is collateralized with a cash deposit of RMB702 million from Shengqu. The interest earned from the RMB cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of USD to RMB at 6.8445 at the time when it repays the US dollar loan. The Group recorded the foreign currency forward contract as a derivative and marked-to-market at each balance sheet date. The loan is remeasured at each period end to Shengqu’s functional currency and is netted off against its RMB cash deposit due to the existence of the legal set off right. On June 30, 2010, the forward contract was executed by releasing of RMB cash deposit to settle the principal and interests of the loan.
21. CERTAIN RISKS AND CONCENTRATIONS
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable due from or accounts payable to related parties and prepayments and other current assets. As of December 31, 2009 and 2010, substantially all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.
Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.
No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2008, 2009 and 2010.
The Group derived the majority of its net revenues from two MMORPGs, Mir II and Woool, including their sequels, which accounted for approximately 55.3% and 20.6% of the net revenues for the year ended 2008, 56.4% and 21.8% of the net revenues for the year ended December 31, 2009, and 45.7% and 21.1% of the net revenues for the year ended 31 December 2010, respectively.
The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the U.S. dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the U.S. dollar.
The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB1,404 million and RMB1,106 million as of December 31, 2009 and 2010, respectively

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
22. COMMITMENTS AND CONTINGENCIES
Operating lease agreements
The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases, which expire at various dates through December 2013. Future minimum lease payments for non-cancelable operating leases as of December 31, 2010 are as follows:

		Computer
	Office Premise	Equipment	Total
	RMB	RMB	RMB
2011	43,023	20,015	63,038
2012	33,032	838	33,870
2013	5,490	77	5,567

	81,545	20,930	102,475

As of December 31, 2010, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual usage of the servers. The server leasing rental expenses under these operating leases amounted to approximately RMB20,431, RMB22,390 and RMB20,344 during the years ended December 31, 2008, 2009 and 2010, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.
Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB96,941, RMB133,354 and RMB134,792 during the years ended December 31, 2008, 2009 and 2010, respectively, and were charged to the statements of operations and comprehensive income when incurred.
As of December 31, 2010, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group amounting to RMB20,930.
As of December 31, 2010, there are no material capital lease obligations.
Capital commitments
As of December 31, 2010, capital commitments for purchase of equipment and game licenses were approximately RMB76,682.
Contingencies
The Group accounts for loss contingencies in accordance with ASC 450 (formerly referred to as SFAS No. 5, “Accounting for Loss Contingencies”) and other related guidance. Set forth below is a description of certain loss contingencies, as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.
PRC regulations currently limit foreign ownership of companies that provide value-added telecommunications service, incluidng Internet content services, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The PRC susidiaries are considered as foreign invested enterprises under PRC law and are therefore ineligible to hold a license to operate online games in China. In order to comply with PRC laws restricting foreign ownership in the online game business in China, the Group operates its online game business in China through the PRC operating companies. The PRC operating companies hold the license and approval that are material to operation of the online game business. The PRC subsidiaries have entered into a series of contractual arrangements with the PRC operating companies and/or their shareholders, pursuant to which the PRC subsidiaries provides the PRC operating companies with services, software licenses and equipment in exchange for fees, and undertakes to provide financial support to the PRC operating companies to the extent necessary for their operations. As a result of these contractual arrangements, the Company are considered the primary beneficiary of the PRC operating companies and consolidate their results of operations, assets and liabilities in our financial statements. In the opinion of management and the Group’s PRC legal counsel, in all material respects, (i) the ownership structure of the Company, the PRC subsidiaries and the PRC operating companies are in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements between the PRC subsidiaries, on the one hand and the PRC operating companies and/or their shareholders, on the other hand, comply with PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Group cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the opinion of the Group’s PRC legal counsel. If the current ownership structure of the Group and its contractual arrangements with the PRC operating companies were found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations or may be subject to other regulatory or enforcement actions. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the PRC operatining companies is remote.

SHANDA GAMES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands unless otherwise stated)
23. LITIGATION
On November 8, 2010, a former shareholder of Chengdu Simo filed a claim with the Sichuan Superior People’s Court, or the Sichuan Court, against Shanghai Shulong Technology Co., Ltd., or Shanghai Shulong, alleging that Shanghai Shulong had failed to pay RMB48.8 million in connection with the purchase of all of the outstanding shares of Chengdu Simo Technology Co., Ltd., or Chengdu Simo. This amount represents the final payment amount to be paid by Shanghai Shulong to the shareholder upon the achievement of certain milestones by Chengdu Simo relating to its game “Qi Xia Tian Xia”. The shareholder has requested the court to require Shanghai Shulong to pay RMB48.8 million plus accrued interest. Shanghai Shulong does not believe that the milestone has been achieved, thus a loss is not probable and therefore no accruals have been provided for the loss contingency as of December 31, 2010. The Sichuan court has transferred the matter to the court in Shanghai. The shareholder has appealed to the Sichuan Court’s decision.
24. SUBSEQUENT EVENTS
The Group has performed an evaluation of subsequent events through May 24, 2011, which is the date the financial statements were available to be issued, with no material events or transactions needing recognition or disclosure found.
25. RESTRICTED NET ASSETS
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and the PRC operating companies are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB856.9 million, or 21.3% of the Group’s total consolidated net assets as of December 31, 2010. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or the PRC operating companies for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries or the PRC operating companies due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholder. The Company is not required to include the condensed financial statements of the Group in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.