Form 20-F
period 2011-12-31
Shanda Games Ltd
filed 2012-03-19
CIK 1470157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 151,222,556 Class A ordinary shares, par value US$0.01 per share, and 409,087,000 Class B ordinary shares, par value US$0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standard Boards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

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

CERTAIN CONVENTIONS

Except where the context otherwise requires and for purposes of this annual report only:

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“Monthly active users” or “MAUs” refers to the number of users who play our online games during a calendar month;

•

“Monthly paying users” or “MPUs” refers to the number of users who spend virtual currency at least once for our online games during a calendar month and includes users who spend virtual currency in our online games during beta testing;

•	“Nanjing Shanda” refers to Nanjing Shanda Networking Co., Ltd., which is directly owned by Shanghai Shengzhan Networking Technology Co., Ltd., or Shengzhan, a VIE of Shanda Online;

•	“our HK subsidiaries” refers to Shanda Games Holdings (HK) Limited, or Shanda Games (HK), Shanda Games Technology (HK) Limited, and Goldcool Holdings (HK) Limited;

•

“our PRC subsidiaries” refers to Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, Lansha Information Technology (Shanghai) Co., Ltd., or Lansha, and Kuyin Software (Shanghai) Co., Ltd.;

•

“our VIEs” refers to Shanghai Shulong Technology Development Co., Ltd., or Shanghai Shulong, and its wholly owned subsidiaries Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, Nanjing Shulong Computer Technology Co., Ltd., or Nanjing Shulong, Chengdu Aurora Technology Development Co., Ltd., or Chengdu Aurora, Chengdu Simo Technology Co., Ltd., or Chengdu Simo, Tianjin Youji Technology Co., Ltd., or Tianjin Youji, and Chengdu Youji Technology Co., Ltd., or Chengdu Youji, and Shanghai Hongli Digital Technology Co., Ltd., or Shanghai Hongli;

•

“reorganization” refers to Shanda Interactive’s reorganization effective July 1, 2008, pursuant to which Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business to us, as more fully described in Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Shanda Interactive;”

•	“Shanda Computer” refers to Shanda Computer (Shanghai) Co. Ltd, a wholly owned subsidiary of Shanda Online;

•

“Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company and our indirect controlling shareholder, and, unless the context requires otherwise, its subsidiaries and variable interest entities, or VIEs, but excludes Shanda Games Limited, or Shanda Games, and its subsidiaries and VIEs;

•	“Shanda Group” refers to Shanda Interactive and its subsidiaries and VIEs and, unless the context requires otherwise, includes Shanda Games and its subsidiaries and VIEs;

•	“Shanda Networking” refers to Shanghai Shanda Networking Co., Ltd., a VIE of Shanda Interactive;

•	“Shanda Online” refers to Shanda Online Entertainment Limited, a Cayman Islands company wholly owned by Shanda Interactive, and, unless the context requires otherwise, its subsidiaries and VIEs;

•	“Shengfutong” refers to Shanghai Shengfutong Electronic Business Co., Ltd., which is an affiliated entity under the common control of Shanda Interactive;

•	“Shengjing” refers to Tianjin Shengjing Trade Co., Ltd., which is directly owned by Shengfutong;

•	“VIE” refers to variable interest entity; and

•

“we,” “us,” “our company” and “our” refer to Shanda Games, and, unless the context requires otherwise, its wholly owned subsidiaries Shanda Games Holdings (HK) Limited, or Shanda Games (HK), and Shanda Games Technology (HK) Limited, each, a Hong Kong company, Shanda Games International (Pte) Ltd., or Shanda Game International, a Singapore company, Mochi Media, Inc., or Mochi Media, a Delaware corporation, Eyedentity Games, Inc., or Eyedentity, a Korean company, and Shanda Games Korean Investment Limited, a British Virgin Islands company, and its majority-owned subsidiary, Actoz Soft Co., Ltd., or Actoz, a Korean company publicly listed on the Korea Exchange; and our majority-owned subsidiary Goldcool Holdings Limited, a British Virgin Islands company, and its wholly owned subsidiary Goldcool Holdings (HK) Limited, a Hong Kong company; and our PRC subsidiaries, and in the context of describing our operations, also include our VIEs; when required by the context, references to “we,” “us,” “our company” and “our” include the online game business Shanda Interactive operated through its various subsidiaries and VIEs from January 1, 2008 to June 30, 2008.

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the rate of US$1.00 to RMB 6.2939, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate, or at all.

References in this annual report to the operations of our business, financial condition and results of operations with respect to the period from January 1, 2008 to June 30, 2008 are to Shanda Interactive’s online game business operations as conducted by Shanda Interactive’s subsidiaries and VIEs prior to the reorganization. References in this annual report to the operations of our business, financial condition and results of operations with respect to the period from July 1, 2008 to December 31, 2011 are to our operations as a standalone company subsequent to the reorganization. The results of operations of Actoz have been consolidated into our results of operations during the periods presented in this annual report.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item  2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the three years ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on our consolidated financial statements as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the year ended December 31, 2007 and 2008 and our consolidated balance sheet as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with the consolidated financial statements and the related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

In addition, due to differences in the agreements in place prior to and after the reorganization of our company, effective July 1, 2008, our results of operations for the periods prior to and after the reorganization are not entirely comparable. Specifically, the agreements pursuant to which we recognize platform fees and sales and marketing expenses following the reorganization differ from the methods prior to the reorganization. This also impacts other line items such as gross profit, income from operations and net income. As a result, the results of operations for the years ended December 31, 2008 and 2009 may not be entirely comparable. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions)
Consolidated Statements of Operation and Comprehensive Income Data:
Net revenues:
Online game revenue generated in China	2,275.8	3,304.3	4,727.7	4,318.9	4,975.5	790.5
Other revenues(2)	47.0	72.5	79.0	185.8	306.4	48.7

Total net revenues	2,322.8	3,376.8	4,806.7	4,504.7	5,281.9	839.2

Cost of revenues:
Third parties	(492.0)	(768.3)	(1,049.3)	(1,032.7)	(1,152.9)	(183.2)
Related parties	(769.1)	(721.1)	(884.2)	(804.5)	(903.1)	(143.5)

Total cost of revenues	(1,261.1)	(1,489.4)	(1,933.5)	(1,837.2)	(2,056.0)	(326.7)

Gross profit	1,061.7	1,887.4	2,873.2	2,667.5	3,225.9	512.5

Operating expenses:
Product development	(136.4)	(238.8)	(339.8)	(465.8)	(694.3)	(110.3)
Sales and marketing
Third parties	(125.4)	(124.4)	(206.7)	(275.3)	(255.1)	(40.5)
Related parties	—	(80.1)	(226.2)	(226.5)	(355.1)	(56.4)
General and administrative	(175.2)	(287.2)	(366.1)	(367.0)	(447.4)	(71.1)

Total operating expenses	(437.0)	(730.5)	(1,138.8)	(1,334.6)	(1,751.9)	(278.3)

Income from operations	624.7	1,156.9	1,734.4	1,332.9	1,474.0	234.2
Interest income	26.3	33.4	26.3	61.7	135.4	21.5
Investment income	—	—	0.2	0.2	0.5	0.1
Other income, net	28.7	6.1	169.4	215.6	171.4	27.2

Income before income tax expenses and equity in losses of affiliated companies	679.7	1,196.4	1,930.3	1,610.4	1,781.3	283.0
Income tax expenses	(67.1)	(249.9)	(428.7)	(300.3)	(485.3)	(77.1)
Equity in losses of affiliated companies	(13.6)	0.9	(30.0)	(5.4)	(10.0)	(1.6)

Net income	599.0	947.4	1,471.6	1,304.7	1,286.0	204.3
Less: Net income attributable to non-controlling interests	(7.1)	(11.9)	(18.6)	(15.9)	(21.1)	(3.3)

Net income attributable to Shanda Games Limited	591.9	935.5	1,453.0	1,288.8	1,264.9	201.0

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$(1)
Earnings Per Share Data:
Earnings per share, basic	1.08	1.70	2.61	2.26	2.23	0.35
Earnings per share, diluted	1.08	1.70	2.60	2.26	2.23	0.35
Earnings per ADS, basic(3)	2.16	3.40	5.22	4.52	4.46	0.70
Earnings per ADS, diluted(3)	2.16	3.40	5.20	4.52	4.46	0.70

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions)
Consolidated Balance Sheets Data:
Total current assets	904.4	1,582.7	3,297.3	3,394.5	5,755.3	914.4
Total assets	1,857.3	2,444.1	4,327.4	6,779.6	7,958.6	1,264.5
Total current liabilities	606.9	1,178.0	1,261.0	2,142.5	3,964.9	630.0
Total long term liabilities	34.0	30.2	40.9	378.3	376.7	59.8
Total liabilities	640.9	1,208.2	1,301.9	2,520.8	4,341.6	689.8
Redeemable non-controlling interest	—	—	—	—	13.9	2.2
Total Shanda Games Limited shareholders’ equity	1,001.2	1,097.0	2,819.6	4,020.0	3,345.9	531.6
Non-controlling interests	215.2	138.9	205.9	238.8	257.2	40.9
Total equity	1,216.4	1,235.9	3,025.5	4,258.8	3,603.1	572.5
Total liabilities and equity	1,857.3	2,444.1	4,327.4	6,779.6	7,958.6	1,264.5

(1)	Translations of RMB into U.S. dollars were made at a rate of RMB 6.2939 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011.
(2)	Represents net revenues generated primarily outside of China from game licensing, game operations, and advertising.
(3)	Each American Depositary Share, or ADS, represents two Class A ordinary shares.

EXCHANGE RATE INFORMATION

Solely for the convenience of the reader, unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB 6.2939 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	Low	High	Period End
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
September 2011	6.3885	6.3975	6.3780	6.3780
October 2011	6.3710	6.3825	6.3534	6.3547
November 2011	6.3564	6.3839	6.3400	6.3765
December 2011	6.3482	6.3733	6.2939	6.2939
2012
January 2012	6.3119	6.3330	6.2940	6.3080
February 2012	6.2997	6.3120	6.2935	6.2935
March 2012 (through March 9, 2012)	6.3071	6.3159	6.2982	6.3109

Source: H.10 statistical release of the U.S. Federal Reserve Board

(1)	Annual averages were calculated using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages were calculated using the average of the daily rates during the relevant month.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to Our Business and Our Industry

If we are unable to successfully develop and source new online games, our business prospects, financial condition and results of operations would be materially and adversely affected.

To remain competitive, we must continue to develop and source new online games that appeal to game players. We develop and source new online games through our multi-channel strategy, including in-house development, licensing, investments, acquisitions and joint operation. However, we cannot assure you that we will be successful in executing such strategy. If we fail to do so, our business, financial condition, results of operations and business prospects would be materially and adversely affected. The following summarizes risks relating to our multi-channel strategy.

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

Our ability to introduce successful updates and expansion packs for our existing online games will also depend on our ability to collect and analyze user behavior data and feedback from our online community in a timely manner and to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our virtual items. We cannot assure you that we will be able to collect and analyze game player behavior data on a timely basis or that such data will accurately reflect game player behavior.

•	Maintaining good relationships with our licensors, extending licenses for our existing licensed online games and licensing new online games

We license many of our online games, including some of our most popular games, from third parties. In 2010 and 2011, we derived approximately 60.5% and 54.9% of our net revenues, respectively, from online games that were licensed from third parties. We must maintain good relationships with our licensors to ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors. Finally, our licenses may be terminated upon the occurrence of certain events, such as a material breach by us. Only some of our license agreements allow us to automatically extend the term of the license without renegotiating with the licensors. We may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new royalty terms that are unacceptable to us. Our ability to continue to license our online games and to maintain good relationships with our licensors also affect our ability to license new games developed by the same licensors.

•	Investments in and acquisitions of other businesses that we believe may benefit our business

We intend to continue to invest in or acquire other businesses that complement our business or games that we believe may benefit us in terms of game player base or game portfolio. For example, in 2010, we acquired Eyedentity Games, Inc. or Eyedentity, which is a Korea-based online game developer, and Goldcool Holdings Limited, or Goldcool, which is a Shanghai-based online game developer and operator. In 2006, we established 18 Capital, an internal business development team, to identify game development and operating studios for potential investments or acquisitions. Our ability to grow through investments and acquisitions will depend on the availability of suitable candidates at an acceptable cost and our ability to consummate such transactions on commercially reasonable terms, as well as our ability to obtain any required governmental approvals. The identification and completion of these transactions may also require us to expend significant management and other resources. Moreover, the benefits of an investment or acquisition may take considerable time to materialize, and we cannot assure you that any particular transaction will achieve the intended benefits. Future acquisitions could also expose us to potential risks, including those associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of the acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.

•	Sourcing of new online games through joint operation

We jointly operate certain games in China under nonexclusive licenses granted by third-party developers in China who also operate those same games on their own platform. We must maintain good relationships with our joint operators to ensure the continued smooth development or operation of our joint operation games. Our ability to jointly operate successful online games also depends on the availability of joint operation partner candidates.

We depend substantially on two massively multi-player online role-playing games, or MMORPGs, which accounted for approximately 66.8% and 56.5% of our net revenues in 2010 and 2011, respectively, and have finite commercial lifespans.

Two of our MMORPGs, namely Legend of Mir II, or Mir II, and The World of Legend, or Woool, including their sequels, contributed approximately 45.7% and 21.1% of our net revenues, respectively, in 2010 and 39.7% and 16.8% of our net revenues, respectively, in 2011. Even though we expect the percentage of our net revenues generated from Mir II and Woool to decrease as net revenues from our other games, such as Dragon Nest, increase, we expect to continue to derive a substantial portion of our net revenues from these games in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II or Woool, including:

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

For example, in the fourth quarter of 2009, we introduced an expansion pack in Mir II which was not well received and led to some game players reducing the amount of virtual items they purchased in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% compared with the net revenues in the previous quarter. See also “—Risks Relating to Our ADSs—The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.”

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

In order to remain competitive, we must introduce new online games that are attractive to our game players and can generate additional revenues and diversify our revenue sources. We cannot assure you that the new online games we launch will be commercially successful, and you should not use the success of our existing games as an indication of the future commercial success of any of the online games in our pipeline. A number of factors could result in delays in launching or prevent us from launching our new games, including technical difficulties, insufficient game development personnel, a lack of marketing or other resources, insufficient interest in our new games among players during the beta testing, and adverse developments in our relationship with the licensors of our new licensed games. In addition, there are many factors that could adversely affect the popularity of our new games, including our abilities to anticipate and adapt to future technology trends, new business models and changed game player preferences and requirements, to plan and organize marketing and promotional activities, and to differentiate our new games from our existing games and other games offered by other companies. If we fail to launch new games according to our timetable or at all or if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game sourcing or development costs, which can be significant.

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

As we develop new online games or introduce updates and expansion packs to our existing games, we closely monitor our game players’ tastes and preferences and may introduce or change certain game features or game play styles to make our games more attractive. We cannot assure you that these changes or adjustments will be well received by our game players, who may decide not to play our new games or cease playing our existing games. For example, in the fourth quarter of 2009, we introduced an expansion pack for Mir II which was not well received and led to some game players’ reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% compared with the net revenues in the previous quarter. As a result, any changes or adjustments we make to existing or new games may adversely impact our revenues and business prospects.

There are risks that the revenue models we adopt for our online games may not be suitable.

We currently operate substantially all of our online games using the item-based revenue model and have generated, and expect to continue to generate, a substantial majority of our revenues using this revenue model. Although we have adopted the item-based revenue model for substantially all of our online games, it may not be the best revenue model for our games. The item-based revenue model requires us to develop or license online games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our active users into paying users. In addition, the item-based revenue model may cause additional concerns from PRC regulators who have been implementing regulations that are designed to reduce the amount of time that Chinese youth spend on online games and to limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our online games if we believe the existing revenue models are not optimal. We cannot assure you that the revenue model that we have adopted for any of our online games will continue to be suitable for that game, or that we will not in the future need to switch our revenue model or introduce new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our online games.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

To execute our growth strategies, we anticipate that we will need to manage and supervise our current game portfolio, as well as develop and source additional games. We also will need to continue to expand, train, manage and motivate our workforce, manage our relationships with our game licensors, joint operators, game players and third-party service providers, develop web-based games and mobile games and launch new technologies that provide ease of access to our games through micro clients. In addition, we need to implement various new or upgraded operational and financial systems, procedures and controls and to improve our accounting and other internal management systems, all of which will require substantial management efforts and financial resources and may divert our management’s attention from running our business or otherwise harm our operations. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies or manage our growth, and any failure to do so may limit our future growth and hamper our business strategy.

There are risks associated with our pursuit of growth through acquisitions and strategic investments.

In recent years we have pursued, and in the future we may continue to pursue, growth through acquisitions and strategic investments. In general, these acquired or invested companies either own intellectual property rights relating to online games or operate a network for the distribution of our online games. For example, we acquired in 2010 Goldcool, which owns the intellectual property rights to numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords; Eyedentity, which owns the intellectual property rights to Dragon Nest. Our acquisition of these companies entails a number of other risks that could materially and adversely affect our business and results of operations, including an inability to realize the synergies contemplated at the time of executing these transactions, difficulties integrating the acquired company’s personnel, operations, technologies or products into our existing business, the need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, the diversion of management resources from other strategic and operational issues, the inability to retain the key employees of the acquired companies, and the potential write-offs of acquired assets and goodwill, as well as potential expenses related to the amortization of intangible assets. See also “—We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.” If we are unable to generate significant amounts of revenue from the acquired companies, we may suffer financial losses as a result of the acquired company’s on-going operating expenses, expenses related to the amortization of intangible assets from the acquisition, and additional share-based compensation expenses related to the acquisition. Our failure to address the risks associated with our acquisition of these companies may have a material adverse effect on our financial condition and results of operations.

We face risks associated with the licensing of our games internationally, and if we are unable to effectively manage these risks, our ability to expand our business internationally could be impaired.

As of February 29, 2012, we had licensed 14 online games to game operators in a number of countries and regions throughout the world. We plan to further license our existing and new games in more countries and regions.

Licensing our games for operations in overseas markets exposes us to a number of risks, including:

•	identifying and maintaining good relationships with game operators who are knowledgeable about, and can effectively distribute and operate our games in, international markets;

•	negotiating licensing agreements with game operators on terms that are commercially acceptable to us and enforcing the provisions of those agreements;

•	developing games, updates and expansion packs catering to overseas markets and renewing our license agreements with game operators upon expiration;

•	maintaining the reputation of our company and our games, given that our games are operated by game operators in the international markets with different standards;

•	protecting our intellectual property rights overseas and managing the related costs;

•	receiving and auditing the royalties we are entitled to receive;

•

complying with the different commercial and legal requirements of the international markets in which our games are offered, such as game import regulatory procedures, taxes and other restrictions and expenses; and

•	managing our foreign currency risks.

If we are unable to manage these risks effectively, our ability to license our games overseas may be impaired, which may materially and adversely affect our business, financial conditions and results of operations.

We or our licensors, joint operators or investees may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, joint operators or investees, may materially disrupt our business.

We cannot be certain that in-house developed, licensed or jointly operated online games or other content posted on our website do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. As of February 29, 2012, 10 of the games we operated were developed in-house, 13 were licensed from third parties, 10 were invested in or acquired from third parties and two were jointly operated with a third party. We or any of our licensors, joint operators or online game developers and operators in which we have invested may be perceived or alleged to infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties and become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others. For example, in 2003, Actoz and Wemade Entertainment Co., Ltd. filed a lawsuit against Shanda Interactive in the Beijing First Intermediate People’s Court alleging copyright infringement and unfair competition claims with respect to Woool. These claims were settled in February 2007.

If we, our licensors, joint operators or online game developers and operators in which we have invested are found to have violated the intellectual property rights of others, we may be subject to monetary damages and be enjoined from using such intellectual property, or we may incur new or additional licensing costs if we wish to continue using the infringing content, be forced to develop or license alternatives or be forced to stop operating a game, any of which may materially and adversely affect our business and results of operations. In addition, we may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims regardless of their merit.

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

We believe a substantial number of game players access our games through internet cafes in China. Due to limited hardware capacity, internet cafes generally feature a limited number of games on their computers. We thus compete with a growing number of online game operators to have our online games featured on these computers. This competition has intensified in China due to a nationwide suspension of approvals for the establishment of new internet cafes in 2007. See “—Risks Relating to Regulation of Our Business and to Our Structure—The PRC government has tightened its regulation of internet cafes, which are currently one of the primary venues for our users to play online games. Intensified government regulation of internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.” If we fail to feature our games prominently and sufficiently in internet cafes in China or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

We depend on certain affiliated entities to provide services that are critical to our business. The termination or breach of any of these service agreements could have a material adverse effect on our business, financial condition and results of operations.

We have engaged various entities under the common control of Shanda Interactive to provide certain services that are critical to our business, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and distribution and data support services. For additional details on our agreements and the fees that we pay to these affiliated entities, see Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Shanda Interactive.”

Since we do not control these affiliated entities, and because we depend on them for the provision of services that are critical to the operation of our online game business, we face certain risks with respect to our arrangements with such entities. If any of these affiliated entities breaches obligations under the respective agreements, terminate these agreements, or refuse to renew these agreements on terms acceptable to us or at all, we may not be able to find a suitable alternative service provider or be able to establish our own integrated service and payment platforms or distribution network in a timely manner. Similarly, if we breach the terms of the agreements, these entities could terminate these agreements and halt services that are critical to our business. Termination of these agreements could have a material adverse effect on our business, financial condition and results of operations.

Any failure of or significant quality deterioration in the services provided by our affiliated entities could impact our reputation, reduce sales through these channels or even expose us to potential litigation risks. As a result, our financial condition and results of operations could be materially and adversely affected.

Any failure of or significant quality deterioration in the integrated service platform and online billing and payment platforms or distribution network offered by our affiliated entities could materially and adversely affect our business. For example, we rely on Shanda Online’s customer service representatives as the first point of contact to serve our game players. Shanda Online handles customer requests such as providing account settlement-related services, retrieving forgotten passwords and recovering lost user accounts, and liaises with our game management team if the inquiries involve game-related technical problems, such as recovering virtual items and in-game characters. We also rely on Shanda Online to provide user authentication services for our game players who access our games through its integrated service platform. If Shanda Online fails to address customer service requests properly and in a timely manner, our game players may be unable to access our games or attribute any unpleasant experience with Shanda Online’s customer service to us, which could harm our reputation. As a result, we may fail to retain existing and attract new game players and our business, financial condition and results of operations could be materially and adversely affected.

Furthermore, we rely on Shengjing to provide prepaid card distribution services. Shengjing relies heavily on a distribution network composed of third-party distributors for its sales of prepaid cards to game players. As Shengjing does not enter into long-term agreements with any of its distributors, there can be no assurance that Shengjing will be able to continue to maintain favorable relationships with them. If Shengjing fails to maintain a stable and efficient distribution network or if there is any failure of or significant quality deterioration in Shengjing’s distribution services, our game players may be unable to purchase prepaid cards for our games, and as a result, we may fail to retain existing and attract new game players, and our business, financial condition and results of operations could be materially and adversely affected.

Through the contractual relationship with Shengjing, we rely on the online payment platform provided by Shengfutong for all of our direct sales of virtual prepaid cards to game players. Secured transmission of confidential information, such as game players’ credit card numbers and expiration dates, personal information and billing addresses over public networks, is essential to maintaining consumer confidence in such payment channels and to allowing us to collect payments on a timely basis. We expect that an increasing amount of the direct sales of prepaid cards will be conducted over the internet as a result of the growing use of online payment systems. As a result, associated online crime will likely increase, and we cannot assure you that the current security measures of Shengfutong and those of the third parties with whom Shengfutong transact businesses will be adequate. Security breaches of these online payment systems could result in non-collection of payments, expose us to litigation and possible liability for failing to protect confidential game player information and could harm our reputation and our ability to retain existing players and attract new players and to encourage the consumption of virtual items in our online games by game players.

Shanda Online, Shengfutong and Shengjing provide integrated platform and payment services to some of our competitors, which may have a material adverse effect on our business.

Shanda Online, Shengfutong and Shengjing provide integrated platform and payment services to other online game companies that compete with us, including Giant Interactive Group Inc., or Giant Interactive, Kingsoft Corporation Limited, or Kingsoft, The9 Limited, or The9, Renren Inc., LineKong Entertainment Technology Co. Ltd., and Suzhou Snail Electronics Co. Ltd., and may enter into additional similar commercial relationships with other online game companies. These commercial relationships may strengthen these online game companies’ market share and enable them to achieve market acceptance of their game and services, which may have a material adverse effect on our business. In particular, the online games that our competitors offer through the integrated service platform of Shanda Online may attract away players of our games and shrink our games’ player base, which could in turn make our games less attractive to other players. Furthermore, if our current game players spend money to play or purchase virtual items in our competitors’ games offered through the integrated service platform of Shanda Online that would otherwise have been spent on our games, our business, financial conditions and results of operations could be materially and adversely affected.

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

•

the availability and popularity of other forms of entertainment, including social networking games such as those offered on Tencent Qzone platform, mobile games such as those offered on Apple’s iOS platform, and console system games such as those made by Microsoft, Nintendo and Sony, which are already popular in China and other countries or regions in which we market our online games; and

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

The online game industry in China is highly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced to China. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Tencent Holdings Limited, NetEase.com, Changyou.com Limited, Perfect World Co., Ltd., Giant Interactive, Kingsoft, KongZhong Corporation, NetDragon Websoft Inc., Nineyou International Limited and The9 Limited as well as international game developers, such as Activision Blizzard, Inc., Electronic Arts Inc., Zynga, Inc., NCSoft Corporation, Nexon Corporation and NHN Corp., are our current or potential future competitors. As the online game industry in China is constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken our brand name and achieve greater market acceptance than ours. In addition, even if we are successful in launching new online games, competitors may launch similar online games which compete for potential game players. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with larger, more established and better financed companies and therefore, obtain significantly greater financial, marketing and game licensing and development resources than us. In addition, increased competition in the online game industry in China could make it difficult for us to retain existing players and attract new players. Moreover, we may face competition from console systems that have achieved significant success in markets other than China but have yet to be permitted to be sold legally in China due to regulatory and other reasons. If these console systems, many of which are strengthening their online game features, are permitted to be sold in China, we may face additional competition. Other forms of video game products, such as social network games and mobile phone games, may also compete with our online games for players’ limited time and disposable income. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.

Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Qunzhao Tan, our chairman and chief executive officer, as well as the co-founder of our business, Mr. Tianqiao Chen, our director, the chairman of Shanda Interactive and the co-founder of our business, Mr. Richard Wei, our chief financial officer, Mr. Xiangdong Zhang, our chief operating officer, and William Chen, our chief technology officer. We also rely on a number of key technology staff for the development and operation of our online games. In addition, as we expect to focus increasingly on the development of our own online games, we will need to continue attracting and retaining skilled and experienced online game development personnel to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, suppliers and key professionals and staff. All of our employees, including each of our executive officers and key employees, have entered into an employment agreement with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as those in countries such as the United States. Thus, we cannot assure you that a PRC court would enforce our rights under the non-compete provisions. Furthermore, since the demand and competition for talent is intense in our industry, particularly for online game development personnel and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. We cannot assure you that we will be able to attract or retain the key personnel that we will need to implement our strategies and achieve our business objectives.

The global financial and economic crisis, particularly any slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition. In addition, we may be adversely affected by the possible “hard landing” of China’s economy in the future.

The global financial markets have experienced significant disruptions since 2008, the economic effects of which have persisted through 2011. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Because substantially all of our business operations are conducted in China, our business and prospects may be materially and adversely affected by any deterioration in China’s macroeconomic environment.

There is a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Although we are uncertain about the extent to which the recent global financial and economic crisis and potential rapid slowdown of China’s economic growth may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any ongoing global economic downturn or slowdown of China’s growth rate.

Since we currently derive substantially all of our revenues from game players in China, if our game players reduce the amount they spend on our online games due to any prolonged slowdown or hard landing of the Chinese economy, our business, operating results and financial condition may be adversely affected. In addition, our plan to expand our business internationally may be adversely affected by an economic downturn in the countries or regions where we license or intend to license our online games.

If we fail to anticipate or successfully implement new technologies, our games may become obsolete or uncompetitive, and our business prospects and results of operations could be materially and adversely affected.

The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. In addition, government agencies or industry organizations may adopt new standards that apply to game development. We also need to invest significant financial resources in product development to keep pace with technological advances. However, development activities are inherently uncertain, and our significant expenditures on technologies may not generate corresponding benefits. If we fall behind in adopting new technologies or standards, our existing games may decline in popularity, our new games may not be well received by our game players, and we may incur significant cost overruns in product development, any of which would materially and adversely affect our business prospects and results of operations.

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

We rely on the internet infrastructure and fixed line and wireless telecommunication networks in China to provide data communication capacity or to host our servers. Although there are private sector internet and wireless telecommunication operators in China, almost all access to the internet or wireless telecommunication is maintained through a limited number of state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT. MIIT or these telecommunication operators may unilaterally change their policies or change the enforcement of their current policies. Theses telecommunication operators may also impose higher service or network fees on us or our third-party service providers. We typically enter into contracts directly or through agencies with the local branches of the principal telecommunication operators. Such contracts are typically for a term of one year and are renewable subject to early termination. If we are unable to renew these contracts when they expire or locate alternative telecommunication service providers in a timely manner or on commercially reasonable terms or at all in the event of any infrastructure disruption or failure or other problems with the internet infrastructure or the telecommunication networks in China, the quality and stability of our websites and our platform may be affected, which could have a material adverse effect on our business, financial condition and results of operations.

We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.

We acquire or invest in companies whose businesses supplement our business and license online games from third parties. We record acquisition goodwill, investments in affiliate companies and acquired intangible assets on our balance sheet in connection with such acquisitions, investments and licensing arrangements, respectively. If the carrying value of our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations. In connection with this risk, impairment charges recorded in earnings for intangible assets, prepaid upfront license fees in connection with licensing arrangements, and investments in affiliated companies were nil, RMB 10.2 million, and RMB 78.3 million for 2009, 2010 and 2011, respectively.

We have limited business insurance coverage in China.

China’s insurance industry is still at an early stage of development. In particular, PRC insurance companies do not offer many business insurance products available in other countries. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might cause us to incur substantial costs and result in the diversion of resources.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2011. In addition, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, reported that our internal control over financial reporting was effective as of December 31, 2011. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

You may not be able to rely on our quarterly operating results as an indication of our future performance because our quarterly operating results may be subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control, including but not limited to:

•	our ability to retain existing game players, attract new game players at a steady rate and maintain user satisfaction;

•	the announcement or introduction of new games or updates or expansion packs to existing games by us or our competitors;

•	the range, number and pricing of virtual items available for sale;

•	technical difficulties, system downtime or internet failures;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	the adoption of new, or changes to existing, governmental regulations;

•	seasonality effect during national or school holidays in the first quarter and the third quarter, when generally more game players play our games;

•	a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

•	economic conditions in general and specific to the online game industry and to China.

For example, in the fourth quarter of 2009, we introduced an expansion pack for Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% compared with the previous quarter.

As a result, you should not rely on the year to year comparisons of our operating results or our operational metrics such as monthly active users, monthly paying users and average monthly revenue per paying user, in this annual report as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

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

Our online game business has benefited significantly from Shanda Interactive’s brand name and strong market position in China. In addition, we have benefited from using the services of various affiliated entities under the common control of Shanda Interactive, including their integrated service platform, which provides Shanda Interactive’s large number of registered users with access to our online games, and their prepaid card distribution services. Although we have entered into a number of agreements with the various affiliated entities under the common control of Shanda Interactive that provide these services, and other related agreements with Shanda Interactive, we cannot assure you that we will be able to continue to receive the same level of support from Shanda Interactive in the future.

Some of the terms of our agreements with Shanda Interactive and its affiliates may be less favorable to us than similar agreements negotiated between unaffiliated third parties.

The various agreements that we have entered into with Shanda Interactive and its affiliates may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. For example, we have engaged Shanda Online and Shengjing to provide services that are critical to our business, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and distribution and data support services. While we believe we benefit from these agreements, such agreements were negotiated with these entities while we remain controlled by Shanda Interactive and therefore may not reflect the terms that would have been reached by two unaffiliated parties negotiating at arm’s length. Moreover, pursuant to a master separation agreement with Shanda Interactive, we agreed to indemnify Shanda Interactive for, among other things, liabilities arising from litigation and other contingencies related to our online game business and assumed these liabilities as part of the reorganization. The allocation of assets and liabilities between Shanda Interactive and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as Shanda Interactive continues to control us, we may not be able to bring a legal claim against Shanda Interactive or other members of the Shanda Group in the event of a contractual breach, notwithstanding our contractual rights under the agreements described above and any other agreement we may enter into with Shanda Interactive from time to time.

The non-compete and non-solicitation agreement with Shanda Interactive contains exceptions and may not be effective in preventing Shanda Interactive from engaging in certain transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business.

In connection with the reorganization, we entered into a non-compete and non-solicitation agreement (which was amended and restated on September 10, 2009), or the non-compete agreement with Shanda Interactive, pursuant to which Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to engage, and to cause each other member of the Shanda Group (other than Shanda Games) not to engage, directly or indirectly, in the online game business anywhere in the world. This agreement is subject to important exceptions, namely, (1) certain of Shanda Interactive’s subsidiaries may continue to engage in their current PC network and e-sports platform businesses, online interactive music community, and online chess and board game platform business, (2) Shanda Interactive may acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game business and (3) Shanda Interactive may operate virtual communities with certain online game features, provided that such features do not constitute the core business model of such community. In addition, the non-compete agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%. Because of the exceptions described above, we cannot assure you that the non-compete agreement will be effective in preventing Shanda Interactive from engaging in certain conduct or transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business. Even if there is no actual direct or indirect competition to our online game business, the perception by investors or securities analysts of possible competition from Shanda Interactive could adversely affect our business prospects and the price of our ADSs. Nor can we assure you that Shanda Interactive will not breach the non-compete agreement. Although non-compete agreements are generally enforceable under PRC laws, the PRC legal practice regarding the enforceability of such agreements is not as well-developed as those in countries such as the United States. Thus, we cannot assure you that a PRC court would enforce our rights under the non-compete agreement. Even if such agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere. In addition, Shanda Interactive may not agree to extend or renew such non-compete agreement upon its expiration on June 30, 2013 and may decide to compete with us at that time.

Shanda Interactive will control the outcome of shareholder actions in our company.

Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Shanda Interactive, through its wholly owned subsidiary Shanda SDG Investment Limited, or Shanda SDG, held 409,087,000 Class B ordinary shares, or approximately 73.01% of the combined total outstanding ordinary shares (representing approximately 96.44% of the total voting rights) in our company as of December 31, 2011. Shanda Interactive’s shareholding, in particular the greater voting rights of the Class B ordinary shares it beneficially owns, gives it the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NASDAQ requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, Shanda Interactive could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

As a result of Shanda Interactive’s beneficial ownership of Class B ordinary shares, Shanda Interactive’s voting power may cause transactions to occur that might not be beneficial to you as a holder of our ADSs and may prevent transactions that would be beneficial to you. For example, Shanda Interactive’s voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, Shanda Interactive may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event. In addition, Shanda Interactive is not prohibited from selling a controlling interest in us to a third party and may do so without your approval. If Shanda Interactive sells its controlling interest in us to a third party, is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise voting control over the Class B ordinary shares held by Shanda Interactive and may do so in a manner that could vary significantly from that of Shanda Interactive.

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

Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to conflicts of interest we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:

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

•

Employee recruitment and retention. Because both Shanda Interactive and we operate primarily in Shanghai and are engaged in the interactive entertainment business, we may compete with Shanda Interactive in the hiring of new employees, in particular with respect to those involved in interactive entertainment content development and operation. While the non-compete agreement restricts Shanda Interactive from inducing any of our employees to terminate his or her employment with us, we cannot assure you that Shanda Interactive will not breach this agreement.

•

Our board members or executive officers may have conflicts of interest. Mr. Tianqiao Chen, Mr. Danian Chen, and Ms. Grace Wu, all of whom are our directors, currently also serve as Shanda Interactive’s chairman and chief executive officer, chief operating officer, and chief financial officer, respectively. Mr. Tianqiao Chen and Mr. Danian Chen also serve as directors of Shanda Interactive. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

•

Allocation of business opportunities. Business opportunities may arise that both we and Shanda Interactive find attractive, and which would complement our respective businesses. Although Shanda Interactive has agreed in the non-compete agreement with us not to acquire equity interests in third-party online game businesses without first using its reasonable best efforts to make such investment opportunities available to us, subject to certain limited exceptions, we may not be able to pursue the business opportunities effectively if Shanda Interactive decides to take advantage of such opportunities itself notwithstanding such agreement.

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

Various regulations in China currently restrict or prevent foreign and foreign-invested entities from engaging in telecommunication services in China, including operating online games. Since we are a Cayman Islands exempted company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through our VIEs, all of which are wholly owned by either PRC citizens or PRC companies. Our PRC subsidiaries have entered into a series of contractual arrangements with our VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of our VIEs and consolidate the results of operations of our VIEs in our financial statements. We believe the ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their respective shareholders on the other hand, comply with current PRC laws and regulations in all material respects. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with our own.

On July 13, 2006, MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT 2006 Circular. The MIIT 2006 Circular provides that any domain name or trademark used by a value-added telecommunication carrier shall be legally owned by such carrier or its shareholders. The MIIT 2006 Circular also provides that the operation site and facilities of a value-added telecommunication carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecommunication services that the carrier has been approved to provide. Due to a lack of interpretative materials from the authorities, it is uncertain whether MIIT would consider our corporate structure and the contractual arrangements between our PRC subsidiaries and our VIEs as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT 2006 Circular might have on us or the other Chinese internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

On September 28, 2009, the General Administration of Press and Publications, or GAPP, and several other government agencies jointly issued a circular, or the GAPP 2009 Circular, which restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in online game operating businesses in China. The GAPP 2009 Circular prohibits foreign investors from participating in online game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant government agencies of the PRC, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be terminated. However, as a detailed interpretation of the GAPP 2009 Circular has not been issued, it is not yet clear how this circular will be implemented. Furthermore, as certain other government agencies such as the Ministry of Commerce, or MOFCOM, the Ministry of Culture, or the MOC, and MIIT did not join GAPP in issuing the GAPP 2009 Circular, the views of these authorities are uncertain in clarifying the scope of implementation and enforcement of the GAPP Circular 2009.

We cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation the requirements described in the MIIT 2006 Circular and the GAPP 2009 Circular, with existing policies or with requirements or policies that may be adopted in the future. For example, as some of the domain names and trademarks that we use in our operations are not owned by our VIEs or their respective shareholders, we may be in violation of the provisions of the MIIT 2006 Circular or the GAPP 2009 Circular. If any of our businesses is determined not to be in compliance with the MIIT 2006 Circular or the GAPP 2009 Circular, the PRC government could take a number of regulatory or enforcement actions that would be harmful to our business, including but not limited to: levying fines, revoking our business and operating licenses, requiring us to discontinue or restrict our operations, blocking our website, requiring us to restructure our business or imposing additional conditions or requirements with which we may not be able to comply. We may also encounter difficulties in obtaining performance under or enforcement of these VIE contracts. Any of these actions could cause our business, financial condition and results of operations to suffer and the market price of our ADSs to decline.

The contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with our VIEs and their respective shareholders to operate our business. These contractual arrangements are intended to provide us with effective control over our VIEs, but they may not be as effective as direct ownership in providing us with such control. See “Related Party Transactions” in Item 7 of this annual report for a description of these contractual arrangements. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of our VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. Because we rely on these contractual arrangements to effect control and management of our VIEs, we are exposed to the risk that the shareholders of our VIEs may fail to perform his or her respective obligations under these contractual arrangements. In addition, the shareholders of our VIEs may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. If any of the foregoing were to occur, we may have to incur substantial costs and expend significant resources to enforce these contractual arrangements, including initiating legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations and adversely affect our ability to control our VIEs.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, our ability to enforce these contractual arrangements could be further limited. Furthermore, these contracts may not be enforceable in China if PRC government agencies or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be materially and adversely affected.

The arrangements with our VIEs may be reviewed by the PRC tax authorities for transfer pricing adjustments.

We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our PRC subsidiaries and our VIEs were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by increasing our VIEs’ tax liabilities without reducing our PRC subsidiaries’ tax liabilities, which could further result in late payment fees and other penalties to our VIEs for under-paid taxes. As a result, any transfer pricing adjustment could have a material adverse effect on our financial condition and results of operations.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries and our VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC subsidiaries and our VIEs. We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the Class A ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations. If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to our HK subsidiaries and to us. Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. As a result of these and other restrictions under PRC laws and regulations, each PRC subsidiary is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion amounted to approximately RMB 1,058.4 million (US$168.2 million), or 31.6% of our total consolidated net assets as of December 31, 2011. Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with, and approval by, the relevant PRC government agencies, including the administration of foreign exchange. Our PRC subsidiaries and VIEs are prohibited by PRC law from directly lending money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC subsidiaries on a timely basis. Moreover, according to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation on September 19, 2008, the debt-to-equity ratio of a non-financial institution may not exceed 2:1 unless the shareholder loan in question can meet certain conditions. Although there is uncertainty at this time as to how the circular will be interpreted and implemented, such circular may have a negative impact on our PRC subsidiaries’ abilities to obtain loans from their shareholders.

Our existing contractual arrangements with our VIEs and their shareholders may be subject to national security review by MOFCOM, and the failure to receive the national security review could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs.

In August 2011, the MOFCOM promulgated the Rules of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular 6. Under the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors that raise concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. The application and interpretation of the MOFCOM Security Review Rules remain unclear.

We have concluded that there is no need to submit our existing contractual arrangements with our VIEs and their shareholders to the MOFCOM for national security review because, among other reasons, (i) we gained de facto control over our VIEs prior to the effectiveness of Circular 6 and the MOFCOM Security Review Rules; and (ii) there are currently no explicit provisions or official interpretations indicating that our current businesses fall within the scope of the national security review rules. However, there are substantial uncertainties regarding the interpretation and application of the MOFCOM Security Review Rules, and any new laws, rules, regulations or detailed implementation measures in any form relating to such rules.

Therefore, we cannot assure that the relevant PRC regulatory authorities, such as the MOFCOM, would not ultimately reach a different conclusion. If the MOFCOM or other PRC regulatory authority determines that we need to submit the existing contractual arrangements with our VIEs and their shareholders for national security review, we may face sanctions by the MOFCOM or other PRC regulatory authorities. These sanctions may include revoking the business or operating licenses of our PRC subsidiaries or our VIEs, discontinuing or restricting our operations in China, confiscating our income or the income of our PRC subsidiaries or our VIEs, requiring us to undergo a costly and disruptive restructuring and taking other regulatory or enforcement actions, such as levying fines, that could be harmful to our business.

Our operations may be adversely affected by anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government agencies, including GAPP, the Ministry of Education and MIIT, jointly issued a notice requiring all Chinese online game operators to adopt an anti-fatigue system in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be healthy, three to five hours is defined to be fatiguing, and five hours or more is defined to be unhealthy. Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the fatigue level, and to zero when they reach the unhealthy level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game, which helps game operators identify which game players are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our business could be materially and adversely affected.

On July 1, 2011, eight PRC government agencies, including GAPP, the Ministry of Education and MIIT, promulgated the Circular on Implementing the Verification of Real-name Registration for the Anti-Fatigue System of Online Games, or the Real-name Registration Circular, to strengthen the implementation of the anti-fatigue system and the real-name registration system. The Real-name Registration Circular indicates that the National Citizen Identity Information Center of the Ministry of Public Security shall verify identity information of game players submitted by online game operators. In addition, this circular imposes more stringent penalties on online game operators failing to implement the anti-fatigue and real-name registration systems properly and effectively, including suspension or termination of online game services.

Intensified government regulation of internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.

Internet cafes are one of the primary places where our games are played. The PRC government has tightened its regulation and supervision of internet cafes since 2001 and closed a large number of unlicensed internet cafes. The PRC government has also imposed higher capital and facility requirements for the establishment of internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional internet cafe chains and discourages the establishment of independent internet cafes, may slow down the growth of internet cafes. In February 2007, several government agencies jointly issued a circular suspending the issuance of new internet cafe licenses. Since this ban was imposed in 2007, to our knowledge, local governments have not issued new internet cafe licenses and it is unclear when local governments will start issuing new licenses again. In March 2010, MOC issued a circular to increase the penalties for internet cafes that admit minors. According to this circular, among other things, the governments may revoke an internet cafe’s internet culture operation license if that internet cafe allows three or more minors to enter and use the internet at one time. Government agencies may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to internet cafes. Since a substantial portion of our users play our games in internet cafes, any reduction in the number, or slowdown in the growth, of internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our business and results of operations, as well as growth prospects.

The PRC government may prevent us from distributing, and we may be subject to liability for, content deemed to be inappropriate.

China has enacted laws and regulations governing internet access and the distribution of news, information or other content, as well as products and services, through the internet. The PRC government prohibits information that it believes violates PRC law from being distributed through the internet. MIIT, GAPP and MOC have promulgated regulations that prohibit games from being distributed through the internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. In addition, certain PRC social organizations have recently discussed the possibility of implementing a rating system for online games. The effect that such a system could have on our business is unclear.

If any games we offer were deemed to violate any such content restrictions, we would not be able to obtain the necessary government approval, may not be able to continue such offerings and/or could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our license for operating online games, which would materially and adversely affect our business, financial condition and results of operations.

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

MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products on April 24, 2009. “Imported online games” refers to online games that are licensed from licensors outside of China. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to MOC for a new approval for the same game. As this circular is newly issued, it remains unclear how and to what extent this circular will be implemented or enforced. On September 28, 2009, GAPP, together with two other government agencies, issued a circular (Xin Chu Lian [2009] No. 13) which contains a similar provision to the MOC circular mentioned above. The GAPP circular also requires that, in the event of a change of the operator of an imported online game, the new operator must apply to GAPP for a new approval for the same game, and the operation of the online game should be suspended until GAPP approves the change in operator.

We currently operate substantially all of our imported online games under import approvals granted by GAPP and MOC to Shanda Networking, an affiliated entity under the common control of Shanda Interactive. Under the above referenced circulars, we are required to reapply to GAPP and MOC for approvals for our imported online games. We are committed to complying with the requirements of these circulars. However, we cannot assure you that we will succeed in obtaining all the approvals as required by these circulars in time or at all. If we fail to comply with the requirements of these circulars or fail to obtain all the approvals for our imported online games, we may be subject to fines, revocation of the relevant operating licenses, the discontinuation or restrictions on our operations or other sanctions. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

Restrictions on virtual currency may adversely affect our revenues and results of operations.

Our online game revenues are collected through the sale of our prepaid cards or online sale of game points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by MOC on February 15, 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. The Internet Cafés Notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, and virtual currency should only be used to purchase virtual items.

On June 4, 2009, MOC and MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. In the Virtual Currency Notice, the PRC government for the first time define “Virtual Currency” as a type of virtual exchange instrument issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Virtual Currency Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from operating as both an issuer and as a trading platform. The Virtual Currency Notice also requires online game operators to report the total amount of their issued virtual currencies on a quarterly basis and game operators are prohibited from issuing disproportionate amounts of virtual currencies in order to generate revenues.

We issue online game virtual currency to game players for them to purchase various virtual items or time units to be used in our online games. Shanghai Shulong, Chengdu Simo, Chengdu Aurora and Shanghai Hongli have obtained approval from MOC to issue online game virtual currency, as required under the Virtual Currency Notice. Although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue (such as coupons) are transferable and exchangeable in the games. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, aside from being engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including but not limited to mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from creating game features that involve the direct payment of cash or virtual currency by players to increase their chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing virtual currency to game players through means other than purchases with legal currency. It is unclear whether these restrictions would apply to certain aspects of our online games. For example, certain of our games contain features known as “treasure boxes.” Players may use “yuanbao,” a type of virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the player with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe this feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. In addition, since we believe many of our game players find treasure boxes to be an enjoyable feature of our games, if we are required to eliminate this from our games, our games could be less attractive to players. The occurrence of any of the foregoing could materially and adversely affect our business and results of operations.

The Virtual Currency Notice also requires online game operators to keep transaction data records for no less than 180 days and prohibits them from providing virtual currency trading services to minors. In order to comply with the requirements of the Virtual Currency Notice, it may be necessary for us to change our virtual currency distribution channels, and to retain transaction records for a longer period than we otherwise would. These restrictions may result in higher costs of our online game operation and lower sales of our prepaid cards or game points, which may have an adverse effect on our games revenue.

Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we license our games to third parties.

Due to a relatively high degree of game player loyalty, easy access to personal computers and internet cafés, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, and sports, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “—Our operations may be adversely affected by anti-fatigue-related regulations.” The PRC government has also begun to tighten its regulations on internet cafés, currently one of the primary places where online games are played, including limiting the issuance of internet café operating licenses and imposing higher capital and facility requirements for the establishment of internet cafés. See “—Intensified government regulation of internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.”

Adverse public opinion could discourage game players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as the game players’ access to online games. For example, in January 2011, MIIT and seven other central government agencies jointly issued a circular under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and are required to monitor the activities of the minors and suspend their accounts if so requested by their parents or guardians. We believe stricter government regulations, such as regulations imposing stricter age and hour limits on internet cafés, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, or extending anti-fatigue-related regulations to adults, could be implemented in the future. Such adverse public opinion and tightened government regulations could materially and adversely affect our business prospects and our ability to maintain or increase revenues.

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

The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our VIEs fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, MIIT, the State Administration for Industry and Commerce, or SAIC, MOC, GAPP, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the internet and the online game industry.

Our VIEs are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from MIIT or its local office in order to engage in any commercial ICP operations within China. An online game operator must also obtain an internet culture operation license from MOC and an internet publishing license from GAPP in order to operate and distribute games through the internet. Shanghai Shulong currently holds an inter-regional ICP license, an internet culture operation license, and an internet publishing license. Each of Chengdu Aurora, Chengdu Simo and Shanghai Hongli currently holds a regional ICP license, an internet culture operation license and an internet publishing license. Each of Tianjin Youji and Chengdu Youji currently holds a regional ICP license. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

If GAPP and other competent PRC regulatory authorities consider that we were operating without proper license or approval, they may, among other things, levy fines, confiscate our income, revoke our businesses and require us to discontinue our business or impose restrictions on the affected portion of our business. In addition, the PRC government may promulgate new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business. Any of these actions may have a material and adverse effect on our results of operations.

Stricter government supervision of the online game industry may adversely affect our business and operations.

Under the GAPP Notice, all online game operators must obtain an internet publishing license to provide online game services. In addition, approvals from GAPP are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. On July 1, 2009, GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games, which requires game operators to obtain the approval of GAPP to import online games from offshore copyright owners. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operating online games, or having its business license revoked. Our online game business may be adversely affected by these two GAPP notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

On June 3, 2010, MOC issued the Interim Measures for Online Games Administration, or the Online Game Measures, aiming to further strengthen MOC’s supervision of the online game industry. The Online Game Measures provide that all domestic online games must be filed with MOC, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review.

Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when we try to file or apply for content review with MOC. In addition, for our imported licensed games, the requirement for prior approval of any substantial change may cause delay in releasing expansion packs, which may result in higher costs of our online game operation and have an adverse effect on our revenues. Because there is ambiguity in the scope of the authority and the roles and responsibilities of the 22 government agencies with oversight of the online game industry, we may face stricter scrutiny of the day-to-day operations of our online game business. If any of our PRC subsidiaries and VIEs cannot comply with any of the stipulations of any PRC government agencies regarding the online game industry, we may be subject to various penalties and our online game business may be adversely affected.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the advertising content provided in our virtual advertising space; we may also be penalized by the government agency for such content.

Shanghai Shengyue Advertisement Co., Ltd., or Shengyue, a wholly owned subsidiary of Shanda Interactive, acts as our advertising agent to sell the virtual advertising space in the online games we operate in China to third-party advertisers. Civil claims may be filed against Shengyue or us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed in the virtual advertising space in our games. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content. If such activities result in damages to any third party or violates any other regulation related to advertising business, PRC government agencies may penalize us by revoking our game license, imposing fines, suspending our business license or imposing criminal liability on us, which would materially and adversely affect our business, financial condition and results of operations.

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

The PRC legal system is relatively new, and differs from the legal system of many developed countries in material ways, including the degree of certainty with respect to how government agencies will interpret and enforce existing laws and regulations. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic and business matters. The overall effect of legislation since 1979 has been a significant enhancement of the protections afforded to various forms of foreign-invested enterprises in China. Each of our PRC subsidiaries is a wholly foreign owned enterprise, or WFOE, which is an enterprise incorporated in China and wholly owned by foreign investors. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are constantly changing and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Regulations relating to offshore investment activities by PRC residents may subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.

In October 2005, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in fines or sanctions imposed by the PRC government, including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. In May 2011, SAFE issued the Operating Procedures on Foreign Exchange Administration for Domestic Residents Engaging in Financing and Round-trip Investment through Offshore Special Purpose Vehicles, or Circular 19, which provides detailed procedures and guidance for SAFE registration process under Circular 75.

We are committed to complying with and to ensuring that our shareholders who are subject to the regulations comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make any applicable registrations or comply with other requirements required by Circular 75 and Circular 19 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.

Restrictions on currency exchange may limit our ability to utilize our capital effectively.

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize capital generated in Renminbi to fund our business activities outside of China, if any, or expenditures denominated in foreign currencies. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans.

Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to our HK subsidiaries and payment of license fees to international game licensors, and our VIEs may purchase foreign exchange for payment of license fees to international game licensors without the approval of SAFE. Our PRC subsidiaries may also retain foreign exchange in its current account, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC government agencies will not limit or eliminate our PRC subsidiaries’ abilities to purchase and retain foreign currencies in the future.

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC government agencies. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by capital contributions, those capital contributions must be approved by MOFCOM. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our VIEs’ operations by loans or capital contributions. We cannot assure you that we can make these governmental registrations or obtain relevant approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, was historically based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi has appreciated more than 23% against the U.S. dollar as of the end of 2011.

Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of the Renminbi may materially inflate our revenues and earnings as expressed in U.S. dollars without reflecting an underlying change in our results of operations.

The discontinuation, reduction or delay of any of the preferential tax treatments or the government financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Under the new enterprise income tax law which became effective January 1, 2008, or the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a unified 25% income tax rate. Under the EIT Law, preferential tax treatments will be granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as “high and new technology enterprises,” a status reassessed every three years. Shengqu and Chengdu Aurora were re-approved for high and new technology enterprises status in 2011 and are therefore entitled to a 15.0% preferential income tax rate for the three-year period ending December 31, 2013. Lansha was also recognized as a high and new technology enterprise in 2010. In addition, an enterprise is entitled to a 10.0% income tax rate for the year in which it is recognized as a “national key software enterprise,” a status reassessed every year. Shengqu was recognized as a national key software enterprise for 2008 and 2009. We cannot assure you that our PRC subsidiaries and VIEs will be able to continue to qualify for preferential tax treatments. For example, Shengqu was not recognized as a national key software enterprise in 2010 or 2011, and Shanghai Shulong, a company previously recognized as a high and new technology enterprise, was unable to renew its favorable tax status in 2011. If any of our PRC subsidiaries and VIEs that has qualified for preferential tax treatments fails to continue to qualify for such treatment, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations. For additional details on the preferential tax status, see Item 5, “Operating and Financial Review and Prospects—Taxation—PRC Enterprise Income Tax.”

In 2009, 2010 and 2011, we received financial incentives from the government in the aggregate amount of RMB 177.0 million, RMB 232.3 million and RMB 185.0 million (US$29.4 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business, financial condition and results of operations.

There are significant uncertainties under the EIT Law relating to our PRC enterprise income tax liabilities.

Under the EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of the PRC company. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. In addition, under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes.

Although we are a Cayman Islands company and our HK subsidiaries own 100% of the equity interests of all of our PRC subsidiaries, the PRC tax authorities may regard the main purpose of our HK subsidiaries as obtaining a lower withholding tax rate of 5%. As a result, the PRC tax authorities could impose a higher withholding tax rate on dividends received by our HK subsidiaries from our PRC subsidiaries. In addition, a substantial majority of the members of our management team, as well as the management team of our HK subsidiaries, are located in China. Under current PRC laws and regulations, it is uncertain whether we and/or our HK subsidiaries would be deemed to be PRC tax resident enterprises under the EIT Law. If we or our HK subsidiaries are deemed to be a PRC tax resident enterprise, our global income would be subject to PRC enterprise income tax at the rate of 25%, which would have a material adverse effect on our financial condition and results of operations.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by SAFE on January 5, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which a PRC citizen participates, requires approval from SAFE or its authorized branch. On March 28, 2007, SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to Notice 78. However, in practice, there are significant uncertainties with regard to the interpretation and implementation of Notice 78. Although we have registered our employee stock holding plans and stock option plans with SAFE in accordance with the requirements of Notice 78, we cannot provide any assurance that we or our Chinese employees will continue to be able to satisfy the registration requirements of Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78 in the future, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other PRC government agencies, as a result of which our business operations and employee option plans could be materially and adversely affected.

Risks Relating to Our ADSs

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on September 30, 2009, the market price of our ADSs on the NASDAQ Global Select Market has ranged from US$3.46 to US$13.00 per ADS and the last reported closing price on March 13, 2012 was US$4.33.

Our ADS price may fluctuate in response to a number of events and factors, including among other factors:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our game players or our competitors;

•	announcements regarding intellectual property rights litigation;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our online games;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

For example, we introduced an expansion pack in Mir II which was not well received and led to some of the game’s players reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, on March 1, 2010, we announced that we expected our net revenues in the first quarter of 2010 to decrease by 10-15% compared with the net revenues in the previous quarter. On that day, the market price of our ADSs decreased by approximately 18%, and on the following night, further decreased by approximately 6%.

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

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “—There are significant uncertainties under the EIT Law relating to our PRC enterprise income tax liabilities.” If we are so treated by the PRC tax authorities, we may be obligated to withhold PRC income tax on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our ordinary shares and/or ADSs may be regarded as being derived from sources within the PRC. The withholding tax rate on China-sourced dividends paid to non-resident enterprises would generally be 10%, subject to the provisions of any applicable bilateral tax treaty between the PRC and the jurisdiction where the non-resident enterprise is incorporated. The U.S.-China tax treaty does not reduce the 10% tax rate. If we are treated as a PRC resident enterprise, any gain realized by any investors that are non-resident enterprises from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC tax.

Moreover, if we are treated as a PRC resident enterprise under the PRC Individual Income Tax Law, or IITL, non-resident individual investors would be required to pay PRC individual income tax on dividends payable to such investors and any capital gains realized from the transfer of our ordinary shares and/or ADSs if such gains are deemed income derived from sources within the PRC. For this purpose, a non-resident individual is an individual who has no domicile in the PRC and has stayed within the PRC for less than one year during the relevant taxable year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares and/or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC resident enterprise and dividends we pay with respect to our ordinary shares and/or ADSs or the gains realized from the transfer of our ordinary shares and/or ADSs are considered income derived from sources within the PRC by relevant PRC tax authorities, such income or gains earned by non-resident individuals may also be subject to PRC tax, which in the case of dividends will be withheld by us at source. The foregoing PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ordinary shares and/or ADSs.

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

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it necessary in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As we are a Cayman Islands company, you may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) and common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law, are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law when compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal courts of the United States.

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

We are a Cayman Islands company, substantially all of our assets are located outside of the United States, and substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States, and a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of reciprocal treaty in the Cayman Islands or the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state.

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

Based upon the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2011. That determination is subject to uncertainty, however, both because it is not clear how the contractual arrangements between our PRC subsidiaries and our VIEs will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain components of our revenue. Therefore, we cannot assure you that we were not a PFIC for the taxable year ended December 31, 2011. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. The determination of whether we are a PFIC is based on the character of our income and assets and the value of our assets from time to time and is made annually after the end of each taxable year. The value of our assets may be based in part on the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile). For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our VIEs and the characterization of certain components of our revenue, we cannot assure you that we will not be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See Item 5, “Operating and Financial Review and Prospects—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while the holder of Class B ordinary shares, which is Shanda SDG, a wholly owned subsidiary of Shanda Interactive, is entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Shanda SDG holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by Shanda SDG. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at a shareholders’ meeting if you do not vote, unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders;

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may be more difficult for holders of ADSs to influence the management of our company.

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

Effective July 1, 2008, Shanda Interactive reorganized its businesses. See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Shanda Interactive” for a description of the master separation agreement and other agreements relating to the reorganization. As a part of the reorganization, our company, Shanda Games Limited, was incorporated in the Cayman Islands on June 12, 2008 as an exempted company with limited liability and as a direct wholly owned subsidiary of Shanda Interactive to be the holding company for the online game business. Pursuant to a share exchange, Shanda Games (HK) became our direct wholly owned subsidiary, and we became a direct wholly owned subsidiary of Shanda Interactive. Furthermore, pursuant to a master separation agreement, Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business (including applicable intellectual property rights) to us. Concurrently, we transferred to Shanda Interactive all of our assets and liabilities unrelated to the online game business, such as real estate properties which we owned.

In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz for a cash consideration of US$70.2 million.

We completed our initial public offering of our ADSs on the Nasdaq Global Select Market on September 30, 2009. In connection with our initial public offering, we sold 13,043,500 ADSs representing 26,087,000 Class A ordinary shares and Shanda Interactive, through Shanda SDG, sold an additional 70,456,500 ADSs, representing 140,913,000 Class A ordinary shares.

There were an aggregate of 560,309,556 ordinary shares outstanding as of December 31, 2011.

Our principal executive offices are located at No. 1 Office Building, 690 Bibo Road, Pudong New Area, Shanghai 201203, China. Our telephone number is (86-21) 5050- 4740. Our registered address in the Cayman Islands is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	BUSINESS OVERVIEW

We are one of China’s leading online game companies in terms of the size and diversity of our game portfolio, our online game revenues and our game player base. Through our extensive experience in the online game industry in China, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We use multiple channels to assemble a large and diversified game portfolio of various genres. We operate a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.

We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment, acquisition and joint operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. As of February 29, 2012, we operated 35 online games in China and our in-house development capabilities consisted of approximately 1,800 game development personnel and our proprietary game development platform. We license games from international and domestic developers, and in 2010 and 2011, we derived approximately 60.5% and 54.9%, respectively, of our net revenues from online games that were licensed from third parties. In 2010 and 2011, we derived approximately 45.7% and 39.7%, respectively, of our net revenues from Mir II, including its sequels, which we license from Actoz. As of February 29, 2012, 13 of our 35 online games were licensed from third-party developers on an exclusive basis and an additional two games were being jointly operated with the developer.

Our game player base, which consisted of 20.4 million average monthly active users and 4.5 million average monthly paying users for the three-month period ended December 31, 2011, is one of the largest in China. We seek to strengthen our game players’ loyalty by, among other things, closely monitoring our players’ preferences and introducing updates, expansion packs and other game improvements in a timely manner. We believe the size of our game player base is a key factor in attracting and retaining both game players and additional game content.

We are a leader in the development and innovation of China’s online game industry. In 2003, we launched Woool, which is our in-house developed game and one of China’s first domestically developed MMORPGs. We were among the first in China to adopt the item-based revenue model for advanced casual games and were the first to adopt this revenue model for MMORPGs on a large scale. This revenue model has since become the prevailing revenue model in China. In 2006, we established 18 Capital, an internal business development team, which is one of the first investment initiatives in China focused exclusively on investing in independent online game development and operating studios.

We are expanding our business into select overseas markets. We established Shanda Games International, our wholly owned Singapore subsidiary, to help establish our overseas business. In August 2011, we began operating a localized version of Dragon Nest in Singapore. In addition, we also license certain of our online games, in which we own the related game intellectual property rights, to overseas third parties. As of February 29, 2012, we licensed 14 games to third parties in international markets, including Hong Kong, Macau, Taiwan, Vietnam, Brazil, Malaysia, Indonesia, the Philippines, Singapore, Thailand, Korea, Japan, the United States, Canada, and Russia, as well as countries in the Middle East and Europe.

Our online game business was founded by Shanda Interactive in 2001 and was operated by Shanda Interactive until the reorganization. We have benefited from and intend to continue leveraging our relationship with Shanda Interactive. By offering our games through the platform offered by various affiliated entities under the common control of Shanda Interactive, we can access Shanda Interactive’s large user base and broaden our marketing reach. In addition, we have successfully established a separate brand identity, “Shanda Games,” building on Shanda Interactive’s established brand name as one of China’s leading interactive entertainment media companies. We believe our powerful brand in China helps us attract and retain large communities of game players and further strengthen our leading industry position.

Our net revenues were RMB 5,281.9 million (US$839.2 million) in 2011, compared to RMB 4,504.7 million in 2010. Our net income attributable to our company was RMB 1,264.9 million (US$201.0 million) in 2011, compared to RMB 1,288.8 million in 2010.

Our Games

Overview

We operate MMORPGs, advanced casual games and web games in China. Our MMORPGs are action adventure-based and draw upon themes such as martial arts adventure, fantasy, strategy and historical events. Each of our MMORPGs creates an evolving virtual world within which game players can play and interact with each other simultaneously over the internet. Because our MMORPGs require a significant amount of players’ time and commitment to develop the skills and character attributes required to progress to the next level, our MMORPGs tend to develop game player loyalty.

Our advanced casual games are generally less time-consuming and require less focus and attention than MMORPGs but are similar to MMORPGs in that they typically have a story line, elaborate graphics, virtual items available for purchase, and frequent interactions among game players. Advanced casual games are an important component of our overall growth strategy as such games generally attract a broader range of demographic groups, as well as more home users, than MMORPGs.

Some of our online games are web games. Web games are played through a web browser and typically do not require any client-side software to be installed other than the web browser. We categorize web games as either MMORPGs or advanced casual games, rather than as a separate category of online games.

As of February 29, 2012, we operated 35 online games in China. The following table sets forth certain information relating to the MMORPGs and advanced casual games that we operated as of February 29, 2012. Mini casual games without user-end software offered by Mochi Media are not included in this table.

Game	Genre	Game Type	Game Source	Launch Date
Mir II(1)	Martial arts adventure	2D MMORPG	License	November 2001

BNB	Battle	2D advanced casual	License	August 2003

Woool(2)	Martial arts adventure	2D MMORPG	In-house	October 2003

GetAmped	Fighting	3D advanced casual	License	May 2004

The Age	Martial arts adventure	2D MMORPG	In-house	June 2004

Maple Story	Side-scrolling combat	2D advanced casual	License	August 2004

Magical Land	Fantasy	2D MMORPG	In-house	July 2005

R.O.	Fantasy	2D MMORPG	License	September 2005

Crazy Kart	Racing	3D advanced casual	In-house	March 2006

Archlord	Fantasy	3D MMORPG	License	July 2006

Latale	Side-scrolling combat	2D MMORPG	In-house	April 2007

Kongfu Kids	Fighting	3D advanced casual	In-house	June 2007

Fengyun Online	Martial arts adventure	3D MMORPG	Acquisition	July 2007

Tales Runner	Racing	3D advanced casual	License	July 2007

World Hegemony	Strategy	2D Web MMORPG	In-house	November 2007

Might & Hero	Strategy	2D Web MMORPG	Investment	May 2008

Tales of Dragons	Fantasy	2D MMORPG	In-house	July 2008

A Thousand Years III	Martial arts adventure	2D MMORPG	In-house	November 2008

AION	Fantasy	3D MMORPG	License	April 2009

JX Online World	Martial arts adventure	2D MMORPG	Joint operation	June 2009

Ghost Fighter Online	Side-scrolling action	3D MMORPG	Investment	August 2009

Luvinia Online	Fantasy	3D MMORPG	Acquisition	August 2009

ZU Online	Martial arts adventure	3D MMORPG	Investment	August 2009

TS2 Online	Turn-based	2D MMORPG	License	December 2009

Hades Realm	Martial arts adventure	2D MMORPG	Acquisition	January 2010

Zodiac Tales	Turn-based	2D MMORPG	Acquisition	January 2010

Dukes and Lords	Martial arts adventure	2D MMORPG	Acquisition	January 2010

Dragon Nest	Action	3D MMORPG	Acquisition	July 2010

JX3 Online	Martial arts adventure	3D MMORPG	Joint operation	August 2010

Hades Realm II	Martial arts adventure	3D MMORPG	Acquisition	November 2010

Legend of Immortals	Martial arts adventure	2.5D(3) MMORPG	In-house	May 2011

GetAmped II	Fighting	3D advanced casual	License	June 2011

Bubble Fighter	Shooting	3D advanced casual	License	August 2011

Sudden Attack	First-Person Shooting	3D MMORPG	License	August 2011

Mir III(1)	Martial arts adventure	2D MMORPG	License	October 2011

(1)	We license Mir II and Mir III from Actoz, which is our majority-owned subsidiary. While Actoz controls the licensing of Mir II and Mir III in China, we continue to classify Mir II and Mir III as licensed games because Actoz shares a portion of the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to these two games.
(2)	Including Woool: Legend of Heroes and Woool: Raider of Gems, which are the sequels to Woool.
(3)	2.5D refers to a game with 3D-rendered characters but a 2D game environment.

The following table sets forth, for the periods indicated, certain operating statistics for our online games in China.

	For the Three Months Ended,
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Average monthly active users (in thousands)(1)	20,264	23,989	20,962	20,392
Average monthly paying users (in thousands)(2)	4,635	4,396	4,645	4,531
Average monthly revenue per paying user (in RMB)(3)	85.2	94.6	91.9	92.8

(1)	Monthly active users, or MAUs, refers to the number of users who play our online games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.
(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once for our online games during a calendar month and includes users who spend virtual currency in our online games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.
(3)	Average monthly revenues per paying user refers to our revenues from online games generated in China during a given quarter divided by the average MPUs, further divided by three.

Access to Our Games

All of the MMORPGs and advanced casual games we operate in China are accessible through a website dedicated to each game. Each game’s website provides detailed information and updates on that game and on the products and services that we offer in connection with that game. Game players typically access our games at internet cafes or through the internet by using personal computers. A game player can download the end-user software, if necessary, for a game from the website for free and set up a user account and password to access and play the game.

Our Online Game Development and Sourcing Model

The sources of our online game content include the games that we develop in-house and games that we license from, acquire from or jointly operate with third parties.

In-House Development

Our in-house development team produces new online games and related updates and expansion packs. As of February 29, 2012, we operated ten online games that we developed in-house, including Woool, the first large-scale MMORPG developed in China and one of our most popular games. In addition, we introduced approximately 290 updates and expansion packs per year for our existing online games in each of 2010 and 2011.

We have strong in-house game development capabilities supported by our research and development center and our proprietary game development platform, which is designed with modularized functions and provides a stable, efficient and scalable platform for developing both server-end and client-end online game software. We have used this platform to successfully develop in-house online games, such as The Age and Woool. Furthermore, we have significantly strengthened our in-house game development capabilities by acquiring game developers such as Actoz and Eyedentity. Because Actoz is a majority-owned subsidiary, we classify all online games developed by Actoz as in-house developed, except for Mir II and Mir III, which we categorize as licensed games because Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

Our game development process generally includes the following key steps:

•	formulate a new game proposal based on a preliminary market study;

•	conduct an in-depth feasibility study;

•	establish a project team to produce a new game development plan;

•	develop the game story and overall game design;

•	design the game style, characters and environments;

•	develop the server-end and user-end software;

•	conduct intermediate management review after the fundamental game structure has been developed; and

•	conduct final management review upon completing the development of the new game.

The development of MMORPGs and advanced casual games, from management approval of a new game proposal to commencement of closed beta testing, generally takes two years and one year, respectively, but could take longer depending on a variety of circumstances.

As of February 29, 2012, we had approximately 1,800 game development personnel, including approximately 600 game development personnel from companies we acquired including Eyedentity, Actoz, Aurora, Goldcool and Simo. Most of our software programmers and testing engineers have university or graduate degrees.

Game Licensing

We license games from international and domestic developers. We monitor certain key markets such as South Korea, Japan, the United States and Europe to identify and source game content.

As of February 29, 2012, 13 of our 35 online games were licensed from third-party developers, including Mir II, which was our leading game in terms of revenues in 2011 and for which Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

The cost of licensing games from game content owners generally consists of an upfront licensing fee, which we typically pay in installments, and royalties which are equal to a percentage of revenues we generate from operating the games. Under the license agreements, we generally have the exclusive right to operate the games in China for a term of three to six years. Most game content owners agree to provide us with updates and expansion packs developed for the games licensed to us without additional charge. Most of our license agreements require the game content owners to provide us with technical support.

Investment and Acquisition

We have expanded our online game portfolio through acquisitions and strategic investments. For example, in July 2009, we acquired Chengdu Simo, which operates Luvinia Online, a fantasy 3D MMORPG. In 2010, we acquired Goldcool, which operates numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords, and Eyedentity, which operates Dragon Nest. Our investments and acquisitions have in turn enhanced the influence of our game development and operation platforms and strengthened our brand recognition within the online game industry in China.

We invest in independent game development and operating studios identified by 18 Capital as having superior capabilities or potential to develop successful online games. We typically acquire (i) intellectual property rights to online games, (ii) equity rights in online game development and operating studios, or (iii) an option to acquire equity interests in online game development and operating studios in the future. Through our investments, we help entrepreneurial game developers and operators grow their businesses by leveraging our industry experience and game development and operation expertise. As a result of our investments thus far, we have sourced numerous talented game development personnel and currently operate three games that were developed by investee companies.

Joint Operation

We jointly operate certain games under nonexclusive licenses granted by third-party developers in China who also operate the same games on their own platform. For example, we have entered into agreements with Kingsoft in connection with the operation of JX Online World and JX3 Online, pursuant to which we pay royalties but no upfront licensing fee to Kingsoft. We do not own any of the related game intellectual property rights, and Kingsoft continues to operate these games on its platform as well.

Our Game Performance Evaluation and Testing Systems

Game Performance Evaluation System

To better identify games with potential for commercial success, we have developed a game performance evaluation system to determine a game’s potential attractiveness to game players and its expected performance before we source such games. The main characteristics of the system are as follows:

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

•

Stage 2. The steering committee assesses these games and approves a select number, which are then passed on to the game management, business development and quality management divisions for testing and final evaluation.

•	Stage 3. These divisions evaluate the games to identify those with the highest potential for commercial success and begin the process of licensing, investing or acquiring such games.

Pre-Launch Game Testing System

Before the launch of a new game, we generally conduct internal beta testing to detect and resolve technical problems and improve the quality and features of the game. Thereafter, we conduct closed beta testing to minimize technical problems, followed by open beta testing in which our registered users play the game to ensure consistency of performance and stability of operation systems. Open beta testing generally creates an initial game player base, builds awareness and generates publicity for the game. Based on information and feedback collected in pre-launch game testing, we make adjustments to the game.

Our Game Operation Model

Game Management

Each of the games we operate in China is managed by a designated game management team. Our game management teams:

•	conduct cost/benefit analyses and form operational plans;

•

coordinate internal resources and interact with our other departments such as game design, artistic design, quality management, marketing, and technological services to ensure the smooth daily operation of the online game;

•	control the timing of update and expansion pack releases; and

•	manage the game’s virtual community on an ongoing basis by, for example, organizing in-game events.

A centralized game management center monitors the performance of each team. Operational expertise and best practices are shared among all of our game management teams and departments.

Network and Technology Infrastructure

We have developed an extensive technology infrastructure to support our game operations, including a nationwide server network. As of February 29, 2012, the server network consisted of approximately 17,500 servers and 3,700 server annex equipment units with the capacity to accommodate up to 12 million concurrent online game players.

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

The servers for each of our games are organized into a number of independent operating networks. Each operating network consists of a set of login system servers and a number of game server groups. Each operating network for our MMORPGs operates one game environment and our game players interact in a single virtual environment. Accordingly, with the expansion of our game player base for these games, we continue to increase the number of game server groups running separate game environments. We have introduced server virtualization technologies that allow a single hardware unit to host multiple “virtual” machines or game environments, to increase hardware efficiency.

Each operating network is linked to a centralized billing system operated by Shanda Online, which processes access codes and passwords provided by users from their prepaid cards to add virtual currency into users’ accounts, and to deduct virtual currency consumed by users from their accounts as they play our games. Each operating network is also linked to our central data backup system, which backs up data from all login system servers and game servers on a daily basis. Most of our login servers for each operating network, as well as the servers for the central billing system and our central data backup system, are located in Shanghai.

We continuously monitor the operation of our server network. Our remote control system allows us to track our online game players on an ongoing basis, and to discover and fix problems in the operation of hardware and software in our server network on a timely basis.

As of February 29, 2012, we owned approximately 95% of the servers in the server network for our game operations and leased the remainder from telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators. Our server lease arrangements reduce our initial expenditures on servers, provide flexibility in network deployment and include incentives for network operators to maximize our network performance. We plan to add additional servers in order to introduce new games into our portfolio, service additional game players in more locations, accommodate a larger game player base and replace old servers when necessary.

Anti-Cheating and Anti-Hacking

We are committed to quickly disabling cheating programs developed by unauthorized third parties for use in connection with our games. We have developed a Game Protection Kit, which disables cheating programs created by unauthorized third parties to help ensure the fairness of our game environments and enhance our game players’ experience. Our Game Protection Kit is used currently in most of the games that we operate in China. Upon the detection of a cheating program, our technology support team cooperates with our game development team to analyze the cheating program and develop and deploy software to disable it. With respect to cheating programs for games that we license, the licensors generally develop the disablement software.

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

Online and traditional advertising. We regularly advertise on a wide range of internet portals and online game websites in China. We target a broad base of internet users through three key initiatives: (i) the launch of large-scale coordinated advertising campaigns on major internet portals, (ii) an “affiliate marketing campaign” attracting hundreds of regional websites in China through an incentive scheme to jointly promote our new games and direct traffic to our games’ websites and (iii) a “multi-segment” targeted advertising campaign promoting our online games to different demographic groups of game players. We also market our games through various social networking sites in China and advertise in national and regional newspapers and magazines as well as on billboards and city buses.

Offline promotions. We market new games through posters at internet cafes where a large number of game players play our games. We also organize promotional events at internet cafes, distribution points, school campuses and other locations frequented by game players. In addition, we partner with Shengjing’s local distributors nationwide in organizing promotional activities for our games. Furthermore, we selectively sponsor media events to promote our games and have entered into arrangements with home personal computer manufacturers, consumer product manufacturers and telecommunications service providers in China to cross-market our games.

Our Revenue Models

Operation of Our Games

Although we have previously adopted both item-based and time-based revenue models for the online games that we operate, we currently use the item-based revenue model for substantially all of our online games.

Under the item-based model, players are able to play the basic features of each game for free. We generate revenues when players purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. The item-based revenue model allows us to introduce new virtual items or change the features or properties of virtual items to enhance game player interaction and create a better game community. The item-based revenue model also allows us to generate additional revenues by offering new virtual items through updates and expansion packs that meet the changing demands of game players. We determine the price of each virtual item before it is introduced, generally based on an analysis of certain benchmarks, such as the extent of the advantage to the player’s character that the virtual item brings, the demand for the virtual item and the price of similar virtual items offered in other online games. We track the number and price of each virtual item sold as well as user behavior in response to the launch of a virtual item. We adjust the pricing of certain virtual items based on their consumption pattern and other factors.

Under the time-based model, players pay for game-playing time. The pricing is typically determined near the end of the open beta testing period based on several factors, including the game’s development and operation costs, the pricing of competing games with comparable features in the market, the playing and payment patterns of game players, the technological and other features of the game and the targeted market.

We choose the revenue model for a particular game based on a number of factors, including the quality and features of the game, the preference and playing habits of game players and the revenue models adopted for similar games. We also consider the revenue model adopted by the licensor or by other licensees.

Licensing of Our Games to Third Parties

We license to third parties certain of our online games in which we own the relevant intellectual property rights. Under these license agreements, we typically license the right to exclusively operate, promote, distribute and service our online games in specified territories. In return, the licensee pays us an upfront licensing fee, which is typically paid in installments, and a royalty fee, which is equal to a percentage of revenues generated by the licensee from operating the game in the specific country or region. Generally, the licensees are responsible for the sales and marketing of the licensed games, including setting the price of virtual items, as well as maintaining the network infrastructure and customer service, and we provide the localized versions of our games and the technical support for the operation of our games. We generally provide our licensees with updates to the licensed games. We also usually assist the licensee in preventing, detecting and resolving cheating and hacking activities. As of February 29, 2012, we licensed 14 games to third parties in international markets, including Hong Kong, Macau, Taiwan, Vietnam, Brazil, Malaysia, Indonesia, the Philippines, Singapore, Thailand, Korea, Japan, the United States, Canada, and Russia, as well as countries in the Middle East and Europe.

Online Billing and Payment, Distribution and Customer Service

We have engaged various affiliated entities under the common control of Shanda Interactive to provide certain services that are critical to our business, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and distribution and data support services. For additional details on our agreements and the fees that we pay to these affiliated entities, see Item 7, “Major Shareholders and Related Party Transactions – Related Party Transactions – Transactions and Agreements with Shanda Interactive.”

We have summarized below the services provided to our game players by the affiliated entities pursuant to these agreements.

Online Billing and Payment; Distribution

Our game players can purchase electronic or physical prepaid cards to access our online games and to purchase virtual items. These cards are sold through Shengjing’s distribution network. Each prepaid card contains a unique access code and password that enables the user to purchase virtual currency. Such virtual currency can be used to purchase virtual items or time units in our online games. Fees incurred for purchases of these virtual items are deducted from the user’s account.

Our game players can purchase prepaid cards primarily through the following channels operated by Shengjing:

•	Direct online sales. Game players can purchase prepaid cards directly online and payment can be made using certain commercial bank cards and other online payment service providers.

•	Indirect e-sales. Distributors order prepaid cards through a central e-sales computer system and resell the cards to game players through internet cafes or other retail points of sale.

•	Indirect offline distribution. Game players can purchase physical prepaid cards from retail points of sale, which primarily consist of newsstands, convenience stores, software stores and book stores.

Customer Service

We engage Shanda Online to provide customer service and respond to our game players’ needs. When our game players make inquiries, a customer service representative from Shanda Online is the initial point of contact, and if the inquiry involves game-related technical problems, that representative liaises with a member of our game management team responsible for the relevant game. We investigate and address irregularities in game operation reported by users, including eliminating cheating programs that are used by players to enable their game characters to acquire superior in-game capabilities. Typical requests handled by Shanda Online’s representatives include addressing problems in adding value to user accounts, retrieving forgotten passwords, and recovering lost user accounts. Typical requests handled by us include recovering virtual items or in-game characters, and other game-related questions. Customer service is provided through call centers, walk-in customer service centers and online customer service, including online forums and in-game customer service.

VIP game players (i.e., those who achieve designated spending targets in our games) also have access to more personalized customer service, including more user-friendly account management services. When a VIP game player’s in-game habits decrease significantly over a period of time, a customer service representative may contact them to persuade them to become a more active player.

Our game management teams, through Shanda Online’s customer relationship management system, monitor our game players’ activities on a real-time basis and utilize a full array of user data to better manage and promote our games. Game players can use the bulletin board services operated by Shanda Online to post questions to, and receive responses from, other users, which helps us to monitor our users’ common interests and concerns and provides us with important feedback on our online games. Furthermore, game player comments are collected and weekly reports are generated summarizing important issues and problems raised by game players as well as how such issues have been addressed.

Competition

We compete primarily with other online game developers and operators in China, including Tencent Holdings Limited, NetEase.com, Changyou.com Limited, Perfect World Co., Ltd., Giant Interactive, Kingsoft Corporation Limited, KongZhong Corporation, NetDragon Websoft Inc., Nineyou International Limited, and The9 Limited. We also compete with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators, such as Activision Blizzard, Inc., Electronic Arts Inc., Zynga Inc., NCSoft Corporation, and Nexon Corporation.

We compete primarily on the basis of the quality or features of our online games, our operational infrastructure and expertise, the strength of our product management approach, and the services we offer to enhance our game players’ experience.

We believe that domestic game developers and operators, including us, are likely to have a competitive advantage over international game developers entering the China market, as these companies are likely to lack operational infrastructure in China and content localization experience for the China market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international competitors establish joint ventures, form alliances with or acquire domestic game developers and operators. In addition, we also compete for users against other forms of online games such as social network games, various forms of offline video games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment. For a discussion of risks relating to competition, see “Risk Factors—Risks Relating to Our Business and Our Industry —We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.”

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

As of December 31, 2011, we owned 149 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.

As part of the reorganization, we entered into a domain names and trademarks license agreement with Shanda Online pursuant to which Shanda Online licensed to us 9 trademarks and 252 domain names on a nonexclusive, nontransferable and royalty-free basis.

As of December 31, 2011, we owned or licensed 53 trademarks, each in various categories, each of which has been registered with the China Trademark Office, and had 159 trademark applications, each in various categories, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong and Vietnam.

As of December 31, 2011, we owned or licensed 329 registered domain names, including our official website and domain names registered in connection with each of the games we offer. All of our domain names are either held by, or licensed by our PRC subsidiaries or VIEs.

As of December 31, 2011, we had 17 patent applications pending with the State Intellectual Property Office of China.

Government Regulations

Certain areas related to the internet, such as telecommunications, internet information services, international connections to computer information networks, information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC government agencies, including:

•	the Bureau of State Secrecy;

•	the General Administration of Press and Publication, or GAPP (formerly the State Press and Publications Administration);

•	the Ministry of Commerce, or MOFCOM;

•	the Ministry of Culture, or MOC;

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Public Security;

•	the State Administration of Foreign Exchange, or SAFE;

•	the State Administration of Industry and Commerce, or SAIC;

•	the State Administration for Radio, Film and Television;

•	the State Copyright Bureau,; and

•	the State Council Information Office.

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

On July 13, 2006, MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT 2006 Circular. The MIIT 2006 Circular provides that (i) foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid ICP license; (ii) domestic ICP license holders are prohibited from leasing, transferring or selling an ICP license to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications business in China; (iii) ICP license holders (including their shareholders) must directly own the domain names and registered trademarks they use in their daily operations; (iv) each ICP license holder must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license and (v) all value-added telecommunication service providers must improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans.

In order to comply with such foreign ownership restrictions, we operate our online game business in China through our VIEs, which are controlled by our PRC subsidiaries through a series of contractual arrangements. Except as otherwise disclosed in this annual report, we believe that our ownership structure, business and operation model comply, in all material respects, with current PRC laws and regulations.

Licenses

A number of aspects of our business require us to obtain licenses from a variety of PRC regulatory authorities.

ICP License. According to the Administrative Measures on internet Information Services, commercial internet information service operators must obtain a value-added telecommunications business operation license, or ICP license, or be sublicensed by qualified ICP license holders. Moreover, a value-added telecommunications service provider providing services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Shanghai Shulong has obtained an inter-regional ICP license which covers online game services. Chengdu Youji, Chengdu Aurora and Chengdu Simo have obtained a regional ICP license which only allows them to provide value-added telecommunications services within Sichuan Province. Shanghai Hongli and Tianjin Youji have obtained regional licenses which allow them to provide ICP services in Shanghai and Tianjin, respectively.

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

Internet Culture Operation License. According to the Provisional Regulations for the Administration of Online Culture, a commercial operator of “online cultural products,” including online games, must obtain, in addition to the ICP license, an internet culture operation license from MOC. In addition, the Interim Measures for Online Games Administration issued by MOC, effective on August 1, 2010, reiterate that online game operators shall obtain an internet culture operation license for operating online games. Each of Shanghai Shulong, Chengdu Aurora, Chengdu Simo, and Shanghai Hongli currently hold an internet culture operation license.

Internet Publishing License. The Interim Administration Measures on Internet Publication impose a license requirement for any company that engages in online publishing, defined as any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. Under current PRC laws and regulations, the provision of online games is deemed an internet publication activity. Therefore, an online game operator must obtain an internet publishing license in order to directly make its online games publicly available in China. Each of Shanghai Shulong, Shanghai Hongli, Chengdu Aurora and Chengdu Simo currently hold an internet publishing license. All of our online games in commercial operation have been filed with GAPP as electronic publications.

Regulation of Internet Content

The PRC government has promulgated measures relating to internet content through a number of government agencies. These measures specifically prohibit internet activities, which include the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. When an internet content provider or an internet publisher finds that information falling within the above scope is transmitted on its website, it shall terminate the transmission of such information or delete such information immediately and keep records and report to the relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, according to the Notice on the Work of Purification of Online Games jointly issued by several government agencies in June 2005, online games are required to be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by MOC, imported online games are subject to a content review by MOC prior to their operation in China. In addition, imported and domestic online games are required to be filed with MOC before the operation of each game. Our online games in commercial operation were all filed with MOC.

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

Technology Import and Export

Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with MOFCOM, any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software before we publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by MOC. Any imported online game software which has not been examined and approved by MOC is not allowed to be put into operation in China. If we import into China and operate online games without obtaining game content approval, MOC may impose certain penalties on us, including the revocation of our internet culture operation license that we require to operate online games in China. In 2009, MOC and GAPP issued separate circulars to further tighten the review procedure for importing online games into China. See also Item 3, “Key Information – Risks Relating to Our Business and Our Industry – We may be required to reapply for approvals for online games licensed from overseas licensors.”

Intellectual Property Rights

China has enacted various laws and regulations relating to protection of intellectual property rights, including copyrights, software, trademarks, patents, domain names and other forms of intellectual property.

Software Copyright. Software copyrights are under the protection of various laws, regulations, and rules promulgated by the State Council and the State Copyright Bureau, including the Regulations on Computer Software Protection, or the Software Regulations, promulgated on December 20, 2001 by the State Council, and the Measures on the Registration of Computer Software Copyright, promulgated on February, 20, 2002 by the State Copyright Bureau. In addition, on March 5, 2009, MIIT issued the Administrative Measures on Software Products, which became effective on April 10, 2009, to strengthen the regulation of software products and to encourage the development of the PRC software industry. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. We have registered with the State Copyright Bureau all of our in-house developed online games that have been commercially launched.

Copyright. According to the PRC Copyright Law, adopted in 1990 and amended in 2001 and 2010, and its implementing rules, publications and products disseminated over the internet and software products are protected by the PRC laws and regulations. In addition, according to the Trial Measures of Voluntary Registration of Works, which became effective on January 1, 1995, copyright owners are encouraged, although not required, to register their copyrights with the State Copyright Bureau or its local branches and receive written registration certificates.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

Internet Cafe Regulation

Internet cafes are required to obtain a license from MOC and SAIC and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any internet cafes, many internet cafes distribute virtual prepaid cards. The PRC government has intensified its regulation of internet cafes, which are currently one of the primary venues for our users to play our games. In 2004, MOC, SAIC and several other government agencies jointly issued a notice to suspend issuance of new internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level government agencies may from time to time strictly enforce customer age limits and other requirements relating to internet cafes, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to internet cafes. As many of our game players access our games from internet cafes, any reduction in the number, or any slowdown in the growth, of internet cafes in China as a result of any intensified internet cafe regulation will limit our ability to maintain or increase our revenues and expand our game player base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central government agencies in February 2007 suspended nationwide the approval for the establishment of new internet cafes in 2007 and enhanced the punishment for internet cafes admitting minors. In March 2010, MOC issued a circular to increase the punishment on internet cafes which allow minors to enter and use internet in their cafes.

Privacy Protection

On December 29, 2011, MIIT issued the Several Provisions on Regulating Market Order of Internet Information Service, or the MIIT Provisions, effective on March 15, 2012. The MIIT Provisions provide clear rules protecting internet users against intrusion upon their computers or other terminal devices and regulating the collection and storage of users’ personal information and data by internet information service providers.

According to the MIIT Provisions, without users’ consent or otherwise required or permitted by PRC laws and regulations, an internet information service provider shall neither collect personal information of users nor disclose such information to a third party. The MIIT Provisions also require an internet information service provider to keep their users’ information properly and take remedial measures promptly in case of leakage of users’ information. In addition, without users’ authorization or other justifiable reasons, an internet information service provider shall not change or delete users’ personal information, force users to upload their personal information, or use the personal information collected for any other purpose other than for providing its service to users.

We require our users to accept a user agreement whereby they agree to provide certain personal information to us. However, we cannot assure you that all of our VIEs can fully comply with the requirements under the MIIT Provisions or other related rules. If an internet information service provider violates the MIII Provisions and other related rules, MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Anti-Fatigue Compliance System and Real-name Registration System

In April 2007, GAPP and several other government agencies issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. On July 1, 2011, GAPP, together with several other government agencies, jointly issued a Circular on Implementing the Verification of Real-name Registration for the Anti-Fatigue Compliance System on for Online Games, or the Real-name Registration Circular to strengthen the implementation of the anti-fatigue compliance and real-name registration system. The main purpose of the Real-name Registration Circular is to curb addictive online game playing by minors and protect their physical and mental health. This circular indicates that the National Citizen Identity Information Center of the Ministry of Public Security shall verify identity information of game players submitted by online game operators. The Real-name Registration Circular also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively. The most severe punishment could be termination of online game operation. See “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our operations may be adversely affected by implementation of anti-fatigue-related regulations.”

Shanda Online has implemented an anti-fatigue compliance system and real-name registration system and provides anti-fatigue compliance services for us. Under this system, game players are required to use real identities to create accounts to enable us to identify which of our game players are minors and thus are subject to these regulations. For game players who do not register with their real-name, we assume that they are minors.

Virtual Currency

In January 2007, the Ministry of Public Security, MOC, MIIT and GAPP jointly issued a circular regarding online gambling which has implications for the issuance and use of virtual currency. To curtail online games that involve online gambling as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of internet cafes and online games. Under the circular, the PBOC has authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price and (iv) banning the trading of virtual currency.

On June 4, 2009, MOC and MOFCOM jointly issued a notice regarding strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. The Virtual Currency Notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards and pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines.

According to the Virtual Currency Notice, an online game virtual currency transaction service provider refers to a business providing platform services with respect to trading of online game virtual currency among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by MOFCOM on March 6, 2007, online platform services refer to trading services provided to online buyers and sellers through the computer information system operated by the service provider.

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

We issue online game virtual currency to game players for them to purchase various virtual items to be used in our online games. We intend to comply with the Virtual Currency Notice. Shanghai Shulong, Chengdu Aurora, Chengdu Simo and Shanghai Hongli have obtained approval from MOC for issuing online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that all of our VIEs can obtain the approval in a timely manner or at all. Certain of our games contain features known as “treasure boxes.” Players may use “yuanbao,” a virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the players with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe such feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. See “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Restrictions on virtual currency may adversely affect our game operations revenues.”

MOFCOM Security Review Rules

In August 2011, MOFCOM promulgated the MOFCOM Security Review Rules to implement Circular 6 promulgated on February 3, 2011. The MOFCOM Security Review Rules became effective on September 1, 2011.

Under the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from circumventing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

The application and interpretation of the MOFCOM Security Review Rules remain unclear. Currently, there are no explicit and public provisions or official interpretations indicating that our current businesses fall within the scope of national security review, and there is no requirement for foreign investors to those merger and acquisition transactions completed prior to the effectiveness of Circular 6 and the MOFCOM Security Review Rules to take initiative to submit such transactions for national security review. Based on our analysis of the rules, we have concluded that there is no need for us to submit our existing contractual arrangements with our VIEs and their shareholders to MOFCOM for national security review. However, if MOFCOM or other PRC regulatory agency subsequently determines that we need to submit our existing contractual arrangements with our VIEs and their shareholders for national security review by interpretation, clarification or amendment of the MOFCOM Security Review Rules or by any new rules, regulations or directives, we may face sanctions by MOFCOM or other PRC regulatory agency. See “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our existing contractual arrangements with our VIEs and their shareholders may be subject to national security review by MOFCOM, and the failure to receive the national security review could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs.”

C.	ORGANIZATIONAL STRUCTURE

As of February 29, 2012, we operated our businesses through the following significant direct and indirect subsidiaries:

•	Shanda Games Holdings (HK) Limited, or Shanda Games (HK), which is our direct wholly owned subsidiary incorporated in Hong Kong;

•	Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, which is a wholly foreign-owned operating entity incorporated in the PRC and a direct wholly owned subsidiary of Shanda Games (HK);

•	Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, which is a wholly foreign-owned operating entity incorporated in the PRC and a direct wholly owned subsidiary of Shanda Games (HK);

•

Lansha Information Technology (Shanghai) Co., Ltd., or Lansha, which is a wholly foreign-owned operating entity incorporated in the PRC and a direct wholly owned subsidiary of Shanda Games Technology (HK) Limited;

•	Shanda Games International (Pte) Ltd., or Shanda Games International, which is our direct wholly owned subsidiary incorporated in Singapore;

•	Kuyin Software (Shanghai) Co., Ltd., which is a majority foreign-owned operating entity incorporated in the PRC and a direct wholly owned subsidiary of Goldcool Holdings (HK) Limited;

•	Mochi Media, Inc., which is our direct wholly owned subsidiary incorporated in Delaware;

•	Eyedentity Games, Inc., which is our direct wholly owned subsidiary incorporated in Korea; and

•	Actoz Soft Co., Ltd., or Actoz, which is our majority-owned subsidiary incorporated in South Korea and is publicly listed on the Korea Exchange.

In order to comply with PRC laws restricting foreign ownership in the online game business in China, we operate our online game business in China through our VIEs. We control our VIEs through a series of contractual arrangements, including agreements between our PRC subsidiaries, on the one hand, and our VIEs and their shareholders, on the other hand. The VIE agreements are a series of contractual arrangements relating to business operations, consulting services, and certain shareholder rights and corporate governance matters. As a result of these contractual arrangements, we are considered the primary beneficiary of our VIEs and, accordingly, consolidate the results of operations of our VIEs in our financial statements.

We believe that our ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their shareholders, on the other hand, comply in all material aspects with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with our own opinion. See “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure.”

The following diagram illustrates our direct and indirect subsidiaries and VIEs as of February 29, 2012.

D. PROPERTY, PLANTS AND EQUIPMENT

We lease our office space of approximately 12,000 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, from Shanda Interactive. In addition, we occupy an aggregate of approximately 30,000 square meters of leased office space in other locations in Shanghai, Chengdu, Hong Kong, Singapore, the United States and South Korea. As our workforce expands, we may need to lease or purchase additional office space.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

Overview

We are one of China’s leading online game companies in terms of the size and diversity of our game portfolio, our online game revenues and our game player base. Through our extensive experience in the online game industry in China, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition, and joint operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. In addition, we operate a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.

As of February 29, 2012, we operated 35 online games, and our in-house development capabilities consisted of approximately 1,800 game development personnel and our proprietary game development platform.

We use either the item-based or time-based revenue model for the games we operate. Compared with the time-based model, under which players pay for game-playing time, the item-based model allows game players to play the basic features of the game for free. Game players may then choose to purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. Our game players purchase virtual items and access our games through the purchase of electronic or physical prepaid cards. We have adopted the item-based model for substantially all of our games.

Our net revenues were RMB 5,281.9 million (US$839.2 million) in 2011, compared to RMB 4,504.7 million in 2010. Our net income attributable to our company was RMB 1264.9 million (US$201.0 million) in 2011, compared to RMB 1,288.8 million in 2010.

We depend substantially on two online games, which accounted in the aggregate for approximately 66.8% and 56.5% of our net revenues in 2010 and 2011, respectively. These games have finite commercial lifespan. While we may be able to extend the commercial lifespan of these games by adding new features that appeal to existing players and attract new players, we need to develop and source new online games that appeal to game players and that will be commercially successful in order to remain competitive. Furthermore, the online game industry in China may not continue to grow at current levels, and we face uncertainties regarding the continuing market acceptance of our online games in China and elsewhere. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to maintain and strengthen our leadership in the industry.

The Reorganization and Agreements with Shanda Interactive and its Affiliates

Our online game business was founded by Shanda Interactive in 2001 and was operated by Shanda Interactive through various subsidiaries and VIEs, until the reorganization on July 1, 2008. As part of the reorganization, Shanda Interactive transferred substantially all of its assets and liabilities related to the online game business to us. In addition, we entered into agreements with Shanda Interactive and certain of its affiliates with respect to various ongoing relationships among us. See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Shanda Interactive.”

Effective as of the reorganization, we have engaged various affiliated entities under the common control of Shanda Interactive to provide services that are critical to our business including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing, data support services and provide agency services in selling prepaid cards to third party distributers and retailers. See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Shanda Interactive” for more details on the terms of these agreements, including the fixed discount to the face value of prepaid cards used to calculate the service fees we pay under these agreements. Prior to the reorganization, Shanda Interactive’s various subsidiaries and VIEs provided these services and the service fees were based on certain agreements in existence at that time.

Factors Affecting Results of Operations

Significant factors affecting our financial condition and results of operations include those described below.

Our ability to continue to successfully introduce new online games and expansion packs for existing games. We have built one of the largest and the most diversified portfolios of online games in China through our multi-channel game content development and sourcing strategy. We must continue to generate and acquire attractive online games by developing in-house, licensing, acquiring through investment, or jointly operating with third parties, new online games and to maintain the popularity of our existing online games by introducing updates, expansion packs and other game improvements. Our results of operations may also be significantly affected by the timing of our new game launches.

Our ability to maintain and expand our community of loyal game players. The size and loyalty of our community of game players are critical to our business. Players of online games are typically attracted to online games in which they can interact with many other players. We have built a large community of game players and have maintained and expanded this community by enhancing our game players’ loyalty to our online games. Loyal game players tend to remain active paying game players and are likely to spend more purchasing our virtual items. Our ability to retain and attract game players will depend significantly on our ability to continually strengthen our community of loyal game players and enhance their experience.

Game content sourcing costs. Significant resources are required to develop, acquire and market new online games and maintain their popularity in the market, including game development, game licensing and other online game sourcing and acquisition costs. We typically incur significant costs and expenses before such online games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover such game content sourcing costs.

The reliability and quality of services provided by various affiliated entities under the common control of Shanda Interactive. We have engaged various affiliated entities under the common control of Shanda Interactive to provide certain services that are critical to the operation of our online game business, including online billing and payment, customer service, user authentication, anti-fatigue compliance, prepaid card marketing and distributions and data support services. The reliability and quality of their integrated service platform and distribution services directly affect the availability of our online games to our game players and the quality of the game-playing experience, which would have a material effect on our revenues.

Competition in China’s online game industry. The online game industry in China is highly competitive. Numerous competitors have entered the online game industry in China, including Tencent Holdings Limited, NetEase.com, Changyou.com Limited, Perfect World Co., Ltd., Giant Interactive, Kingsoft, KongZhong Corporation, NetDragon Websoft Inc., Nineyou International Limited, and The9 Limited. The proliferation of the number of online game companies has placed significant pressure on the cost of sourcing and marketing online games, attracting new and retaining existing game players, and recruiting and retaining game development and management talent.

The growth of our international business. We have licensed the publishing rights to 14 of our online games to game operators in a number of countries and regions. We intend to operate our games in certain overseas markets through our overseas subsidiaries. To export our games to overseas markets, we need to localize our online games to meet the preferences of game players in those markets. In addition, we need to operate our online games across various platforms, including social networking platforms, and various devices, such as mobile phones.

A.	OPERATING RESULTS

Revenues

We currently derive a substantial portion of our revenues from purchases of virtual items by players of our games in China. The following table sets forth, for the periods indicated, a breakdown of our net revenues into online game revenues generated in China and other revenues.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(audited)
	(in millions, except percentages)
Net revenues:
Online game revenues generated in China(1)	4,727.7	98.4%	4,318.9	95.9%	4,975.5	94.2%
Other revenues(2)	79.0	1.6%	185.8	4.1%	306.4	5.8%

Total net revenues	4,806.7	100.0%	4,504.7	100.0%	5,281.9	100.0%

(1)	Represents net revenues generated from the operation of our games in China.
(2)	Represents net revenues generated primarily outside of China from game licensing, game operations, and advertising.

Our online game revenues generated in China are presented net of a sales discount. For the periods after the reorganization, the sales discount represents the difference between the face value of the prepaid cards and the price at which Shengfutong or Shengjing sells the prepaid cards to third-party distributors and retailers or directly to our game players. Therefore, with respect to each prepaid card sold, the amount of revenues we record and service fee we pay to Shengfutong or Shengjing, which we record under sales and marketing expenses in our operating expenses, depend on the sales discount at which Shengfutong or Shengjing sells the prepaid card. A smaller discount applied by Shengfutong or Shengjing will result in higher net revenues to us, as well as a corresponding higher service fee paid to Shengfutong or Shengjing, and vice versa. Notwithstanding the foregoing, with respect to each prepaid card sold, we are guaranteed a fixed percentage of the face value of a prepaid card in revenues.

Our revenues are also presented net of the PRC business tax that our VIEs pay on their gross revenues, which ranges from 3% to 5%.

We operate our games using one of two revenue models. For games operated using the item-based revenue model, which constitute the majority of our games, the most significant factors that affect our revenues are (i) the number of paying users and (ii) the average revenue per paying user. The number of paying users for any given period is equal to the number of users that spend virtual currency at least once during a given period and includes users who spend virtual currency in our online games during beta testing. The number of monthly paying users is equal to the aggregate number of paying users for our online games during a calendar month. The average revenue per paying user is equal to the revenue for a given period divided by the number of paying users during the period.

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

Our online game business is subject to seasonality factors. Generally, our game players spend more time playing our games in the first and third quarters of each year, which typically have more national or school holidays, allowing for more time for leisure activities, whereas the second and fourth quarters are generally slower for our business as there are fewer holidays during those quarters.

Our other revenues consist of net revenues generated primarily outside of China from game licensing, game operations, and advertising. We enter into licensing arrangements with overseas licensees to operate our games in other countries or territories. In connection with these license agreements, we generally receive an initial license fee and a monthly revenue-based royalty fee. The initial license fee is generally a fixed amount and recognized ratably over the term of the license. The royalty fee is generally equal to a fixed percentage of the revenues generated by the licensee from operating the game. The game operation revenues included in our other revenues are derived from our operation of online games outside of China. Advertising revenues included in our other revenues are derived from online advertising associated with the online games on our platform.

Cost of Revenues

Our cost of revenues primarily consists of platform fees, upfront and ongoing licensing fees for online games we operate and other miscellaneous expenses. The following table sets forth, for the periods indicated, a breakdown of our cost of revenues by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(audited)
	(in millions, except percentages)
Net revenues	4,806.7	100.0%	4,504.7	100.0%	5,281.9	100.0%

Cost of revenues:
Platform fees	(1,018.5)	(21.2)%	(909.8)	(20.2)%	(1,066.5)	(20.2)%
Upfront and ongoing licensing fees	(797.1)	(16.6)%	(730.3)	(16.2)%	(741.4)	(14.0)%
Others	(117.9)	(2.4)%	(197.1)	(4.4)%	(248.1)	(4.7)%

Total cost of revenues	(1,933.5)	(40.2)%	(1,837.2)	(40.8)%	(2,056.0)	(38.9)%

Gross profit/margin	2,873.2	59.8%	2,667.5	59.2%	3,225.9	61.1%

Platform fees. Platform fees consist of (1) costs related to various support services, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, and (2) other expenses related to server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, and software rental fees. Platform fees constituted 21.2%, 20.2% and 20.2% of our net revenues in 2009, 2010 and 2011, respectively. We expect our platform fees as a percentage of our net revenues to remain generally stable going forward because a substantial portion of platform fees is based on a fixed percentage of the portion of the face value of prepaid cards used in our games. Our platform fees as a percentage of our net revenues may increase if we operate our online games on additional platforms.

Upfront and ongoing licensing fees. The cost of licensing games from third-party game content providers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, the majority of which is equal to a percentage of the revenues we generate from the relevant licensed game and, in some circumstances, includes a minimum guarantee. Upfront licensing fees are amortized on a straight-line basis over the shorter of the licensed period and the useful economic life, which are reevaluated from time to time, of the relevant licensed game. Amortization of upfront licensing fees and ongoing licensing fees for games constituted 16.6%, 16.2% and 14.0% of our net revenues in 2009, 2010 and 2011, respectively. Upfront and ongoing licensing fees, as a percentage of our net revenues, have declined in 2010 and 2011 due to an increase in the proportion of net revenues from games whose intellectual property rights we own. We expect our upfront and ongoing licensing fees to increase in 2012 as we expect our net revenues generated from existing licensed games to increase, which will result in higher ongoing licensing fees. In addition, we expect to launch new licensed games, which will result in both additional amortization of upfront licensing fees and ongoing licensing fees.

Others. Other cost of revenues include employee salary and welfare benefits, such as medical insurance, statutory housing contributions, unemployment insurance and pension benefits, for employees involved in the operation of our online games, stock-based compensation for employees who operate our games, revenue sharing with Mochi Media’s third party game developers, and office expenses. Other cost of revenues constituted 2.4%, 4.4% and 4.7% of our net revenues in 2009, 2010 and 2011, respectively. We expect other cost of revenues to remain stable or increase slightly in 2012 primarily due to increases in wages and benefits.

Gross profit/margin. Gross profit as a percentage of our net revenues was 59.8%, 59.2% and 61.1% in 2009, 2010 and 2011, respectively.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth, for the periods indicated, a breakdown of our operating expenses by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(audited)
	(in millions, except percentages)
Operating expenses:
Product development	(339.8)	(7.1)%	(465.8)	(10.3)%	(694.3)	(13.1)%
Sales and marketing	(433.0)	(9.0)%	(501.8)	(11.1)%	(610.2)	(11.6)%
General and administrative	(366.1)	(7.6)%	(367.0)	(8.2)%	(447.4)	(8.5)%

Total operating expenses	(1,138.9)	(23.7)%	(1,334.6)	(29.6)%	(1,751.9)	(33.2)%

Income from operations/operating margin	1,734.4	36.1%	1,332.9	29.6%	1,474.0	27.9%

Product development expenses. Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the product development of our online games, outsourced game development expenses as a result of our investments in game development and operating studios, share-based compensation and other expenses incurred by our product development personnel. Product development expenses as a percentage of our net revenues were 7.1%, 10.3% and 13.1% in 2009, 2010 and 2011, respectively. We expect our product development expenses to increase in 2012 as we devote more resources to develop new games, updates or expansion packs for our existing games, customize games licensed from third parties and continue to invest through 18 Capital.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertising and promotion expenses for our online games in different media outlets, costs related to distribution of prepaid cards, salary and benefits for our sales and marketing personnel, share-based compensation and other expenses incurred by our sales and marketing personnel. Service fees paid to Shengfutong, from July 1, 2008 until April 30, 2011, and Shengjing, beginning on May 1, 2011, for the distribution of prepaid cards, depend upon the sales discount at which Shengfutong or Shengjing sells the prepaid cards and are recorded as sales and marketing expenses. A smaller discount applied by Shengfutong or Shengjing will result in a higher service fee paid to Shengfutong or Shengjing, as well as higher net revenues to us, and vice versa. Sales and marketing expenses as a percentage of our net revenues were 9.0%, 11.1% and 11.6% in 2009, 2010 and 2011, respectively. We expect our sales and marketing expenses to increase in 2012 because we expect our service fees paid to Shengjing to increase as more prepaid cards are sold, and we expect our advertising and promotion expenses to increase as we launch additional new games and expand our sales and marketing efforts in our existing markets and in new markets.

General and administrative expenses. Our general and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, professional services fees, business tax expenses, share-based compensation and other expenses. General and administrative expenses as a percentage of our net revenues were 7.6%, 8.2% and 8.5% in 2009, 2010 and 2011, respectively. Our business tax expense relates to services and licensing fees paid by our VIEs to our PRC subsidiaries. We expect our general and administrative expenses to increase in 2012 due to the increased amount of business tax to be paid by our VIEs, as a result of the increasing volume of services to be performed by our PRC subsidiaries for our VIEs and as a result of our PRC subsidiaries being subject to value added taxes beginning on January 1, 2012.

Income from operations/operating margin. Income from operations as a percentage of our net revenues was 36.1%, 29.6% and 27.9% in 2009, 2010 and 2011, respectively.

Non-Operating Income

Our non-operating income consists of interest income and other non-operating income.

Interest Income. We earn interest income from the deposit of our cash balance with banks.

Other Non-Operating Income. Other non-operating income primarily consists of government incentives. Due to the preferential treatments for qualified high technology companies in China and incentives from local governments to encourage regional business development, certain of our PRC subsidiaries and VIEs receive financial incentives from local governments that are calculated with reference to either taxable income or revenues, as the case may be. The amount and timing of the financial incentives are determined by government authorities. Upon receipt, these incentives are recognized as other income in our statements of operations and comprehensive income. Please see note 5 to our consolidated financial statements included elsewhere in this annual report.

In 2009, 2010 and 2011, we received an aggregate of RMB 177.0 million, RMB 232.3 million and RMB 185.0 million (US$29.4 million) in cash, respectively, as financial incentives from municipal governments. Going forward, eligibility for the government financial incentives we may receive requires that we continue to meet a number of government-mandated financial and non-financial criteria, which generally include:

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

Under the Hong Kong Inland Revenue Ordinance, our HK subsidiaries were subject to a 16.5% tax rate for the years ended December 31, 2009, 2010 and 2011 on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our HK subsidiaries are not subject to any Hong Kong withholding tax.

Under the Singapore income tax legislation, our Singapore subsidiaries were subject to a 17% tax rate for the years ended December 31, 2009, 2010 and 2011 on taxable income generated from operations in Singapore.

PRC Enterprise Income Tax

Our online game revenues generated in China are subject to the PRC enterprise income tax. Under the current PRC laws, foreign invested companies such as our PRC subsidiaries, and domestic companies such as our VIEs, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available for qualified enterprises in encouraged sectors of the economy. Companies that qualify as a high and new technology enterprise, a status which is reassessed every three years, are subject to a lower income tax rate of 15%. In 2008, the Shanghai government granted Shengqu, Shanghai Shulong and Chengdu Aurora the high and new technology enterprise status, which resulted in an income tax rate of 15% for these companies for the three-year period ended December 31, 2010. Lansha was also recognized as a high and new technology enterprise in 2010 and was subject to an income tax rate of 15% in 2011. In 2011, Shengqu and Chengdu Aurora successfully renewed their high and new technology enterprise status, thereby extending their 15% tax rate through December 31, 2013. Shanghai Shulong’s high and new technology enterprise status, however, was not renewed and therefore was subject to an income tax rate of 25% in 2011 and will be subject to the standard 25% income tax rate in future periods.

In addition, companies that qualify as a software development enterprise are exempt from income tax for two years and subject to an income tax rate of 12.5% for the following three years. In April 2010, the Shanghai government recognized Shengji as a software development enterprise, as a result of which Shengji was exempted from income tax for two years, effective retroactively from January 1, 2009, and is subject to an income tax rate of 12.5% for the three year period ending December 31, 2013. Chengdu Aurora also qualified as a software development enterprise and was subject to an income tax rate of 12.5% for the three-year period ended December 31, 2011.

Companies may also qualify as a national key software enterprise and be entitled to a 10% income tax rate for the year in which it is recognized. This status is reassessed every year. Shengqu was recognized as a national key software enterprise in 2008 and 2009. Shengqu was not recognized as a national key software enterprise in 2010 and therefore was taxed at a 15% income tax rate in 2010. It is not clear yet whether Shengqu will be recognized as a national key software enterprise in 2011.

Under the current PRC laws, the profits of a foreign invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is an applicable tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, dividends distributed to holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate provided that certain conditions are met. We accrued a withholding tax of RMB 69.6 million, nil and RMB 116.5 million (US$18.5 million) in 2009, 2010 and 2011, respectively, based on the 5% withholding tax rate applicable to the profits of our PRC subsidiaries that we distributed or expected to distribute to our HK subsidiaries. Tax accrued in 2009 was paid in 2011, and the tax accrued in 2011 was or will be paid in 2011 and 2012.

Korean Corporate Income Tax

Actoz and Eyedentity are subject to income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea, or the Korea Income Tax Laws. Under the Korean Income Tax Laws, corporations were subject to a tax rate of 12.1% for the year ended December 31, 2009 and 11.1% for the years ended December 31, 2010 and 2011 (or 24.2% in any of such years in which the corporation’s taxable income was greater than KRW200 million). The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws.

Actoz was subject to a tax rate of 24.2% in 2009, 2010 and 2011.

Under the Special Tax Treatment Control Law of Korea, Eyedentity, as a small and medium-sized venture company, was entitled to a 50% reduction in corporate income tax in 2009. However, after our acquisition of Eyedentity in 2010, it no longer qualified as a small and medium-sized venture company and was subject to the standard statutory corporate income tax rate. Accordingly, Eyedentity was subject to a tax rate of 24.2% in 2010 and 2011.

Pursuant to the Korea Income Tax Laws, dividends distributed by a foreign invested enterprise to its immediate holding company outside Korea will be subject to a 15% withholding tax, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with Korea that provides for a different withholding arrangement. According to the Korea and Singapore Taxation Arrangement, dividends paid by a foreign invested enterprise in Korea to its direct holding company in Singapore will be subject to withholding tax at a rate of no more than 10%, provided that the foreign investor directly owns at least 25% of the shares of the foreign invested enterprise. Eyedentity plans to distribute dividends to its immediate holding company in Singapore in 2012 and therefore accrued a 10% withholding tax, which amounted to RMB 17.5 million in 2011.

Equity in Losses of Affiliated Companies

We record our investment in affiliates using the equity method of accounting, and the net losses of the affiliates are presented as “Equity in losses of affiliated companies” on the statements of operations and comprehensive income.

Non-Controlling Interest

Non-controlling interests mainly represent the net profits attributed to the shares of Actoz that we did not own. In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz, whose financial results were consolidated into our financial statements beginning from January 1, 2008. As a result, we recognized a non-controlling interest in our statements of operations and comprehensive income for the shares of Actoz that we did not own beginning from January 1, 2008. See “Item 5—Critical Accounting Policies—Basis of Preparation.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

In connection with the reorganization, we engage various affiliated entities under the common control of Shanda Interactive to provide services that are critical to our business including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services. We also engage Shengjing, and previously Shengfutong, to provide agency services in selling prepaid cards to third party distributors and retailers. We have assessed the relationship and arrangements with Shanda Online, Shengfutong and Shengjing under Accounting Standards Codification 605-45 (formerly referred to as the Emerging Issues Task Force, or EITF, Issue No. 99-19, “Reporting revenue gross as a principal versus net as an agent”), and have concluded that reporting the gross amount equal to the amount that Shengfutong and Shengjing receive from the sale of prepaid game cards to distributors or retailers and subsequently was activated and charged to the respective game accounts by players as deferred revenue is appropriate as we are the primary obligor and we provide the online game services desired by the customers.

Under the item-based revenue model, revenues from the sale of in-game items are recognized when the items are consumed by the customers for items with no further utility or very short lives, or over the estimated lives of the items for items that can be used over a period of time. The average periods for which players typically play the games and other behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for lives of these in-game items. We assess the estimated lives of in-game items for all of our item-based games periodically. If there are indications of any significant changes to the estimated lives of the in-game items, such changes would be applied in the period of change prospectively. Our revenues under the item-based revenue model are principally derived from in-game consumable virtual items, which generally are consumed in a very short period. Under the time-based revenue model, revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with our published expiration policy. Deferred revenue is reduced as revenues are recognized.

Revenues are net of the PRC business tax that our VIEs pay on their gross revenues.

Other revenues consist of net revenues generated primarily outside of China from game licensing, game operations, and advertising. We enter into licensing arrangements with overseas licensees to operate our games in other countries or territories. In connection with these license agreements, we generally receive an initial license fee and a monthly revenue-based royalty fee. The initial license fee is generally a fixed amount and recognized ratably over the term of the license. The royalty fee is generally equal to a fixed percentage of the revenues generated by the licensee from operating the game. The game operation revenues included in our other revenues are derived from our operation of online games outside of China. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectability is reasonably assured.

Consolidation of Variable Interest Entities

PRC regulations currently limit foreign ownership of companies that provide value-added telecommunications services, including internet content services, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China. We are a Cayman Islands exempted company, and therefore, as foreign or foreign-invested enterprises under PRC law, we and our PRC subsidiaries are ineligible to hold the licenses required to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through our VIEs, which hold the licenses and approvals that are required for the operation of our online game business. Our PRC subsidiaries have entered into a series of contractual arrangements with our VIEs and their shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of our VIEs and consolidate their results of operations, assets and liabilities in our financial statements. Our accounting for the total amount of net income of our VIEs and the amount of such net income attributable to our company is described in note 2(3) to our consolidated financial statements included elsewhere in this annual report on Form 20-F. We believe that the ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their shareholders, on the other hand, comply in all material aspects with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with our own.

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

We assess the impairment for long-lived assets and intangible assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. During the years ended December 31, 2010 and 2011, we recognized impairment losses of RMB 10.2 million and RMB 72.8 million, respectively, related to intangible assets and other long-term assets. During the year ended December 31, 2009, we did not recognize any impairment loss relating to our long-lived assets or intangible assets.

Impairment of Investment in Affiliated Companies

We continually review our investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reasons for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date, and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses of affiliated companies.

Impairment of Goodwill

Goodwill is accounted for at initial recognition and evaluated subsequently according to the provisions of ASC 805, “Business Combinations” and ASC 350, “Intangibles—Goodwill and Other.” Goodwill is initially measured as the excess of (i) the total cost of an acquisition, fair value of the non controlling interests, and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of an acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the income statement as a bargain purchase gain. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, our annual impairment evaluation date, we test impairment of goodwill at the reporting unit level, which is one step below the operating segment level. Under the two-step impairment evaluation approach, the fair value of a reporting unit is first determined using an income approach which considers projected cash flows, expenses, and appropriate discount rates tailored to the risk profiles of the specific reporting units, considering more generally the risk profile of the online game sector. Should the fair value of a reporting unit be less than its carrying value (including goodwill), an impairment charge would then be measured by reference to the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of goodwill, determined in a manner similar to the assignment of the purchase price in a business combination. Key factors that are considered by us and likely to have a bearing on potential impairments of goodwill include, but are not limited to, (1) recent operating performance and forecasts; (2) generation of, and growth anticipated in, cash flows; (3) the state of the online game business in the respective geographic area; (4) trends in average monthly average users and paying users; and (5) the game development pipeline at the business unit level. Based upon the application of the two-step impairment evaluation approach, no impairment losses were recorded in the years ended December 31, 2009, 2010 and 2011.

Share-Based Compensation

Certain of our officers (including directors) and employees previously received (i) options to purchase ordinary shares of Shanda Interactive when it was a public company that were granted by Shanda Interactive to officers (including directors) and employees who were engaged in the online game business prior to the reorganization and who subsequently became our employees following the reorganization; (ii) options to purchase ordinary shares of Actoz granted by Actoz to its officers and employees and (iii) options to purchase our Class A ordinary shares granted to officers (including directors) and employees under our Amended and Restated 2008 Equity Compensation Plan, or the 2008 Equity Compensation Plan.

We account for any stock option grants made pursuant to the respective stock option plan in accordance with Accounting Standards Codification 718 (formerly referred to as Statement of Financial Accounting Standard 123(R) “Accounting for stock-based compensation”), or ASC 718. Under the fair value recognition provision of ASC 718, share-based compensation expense is measured at the grant date based on the fair value of the stock options and is recognized as an expense either on a straight-line basis or a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options where the exercisability is conditional only upon completion of the service condition through the vesting date. With respect to options for which the exercisability is conditional upon completion of both the service and performance conditions through the vesting date, we used the bi-nomial option pricing model before our initial public offering and use Black-Scholes option pricing model after our initial public offering.

For our option awards granted to our employees under the 2008 Equity Compensation Plan, we are required to determine the fair value of our ordinary shares at the respective grant dates. Determining the fair value of our ordinary shares with respect to option awards made prior to the consummation of our initial public offering requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made, and therefore, we used the bi-nomial option pricing model.

In determining the fair value of our ordinary shares in each of the grant dates prior to our initial public offering, we relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We used the income approach/discounted cash flow method as the primary approach and market approach as a cross-check to derive the fair value of our ordinary shares. We applied the discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation date. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions we used in deriving the fair value of our ordinary shares include no significant contingent liabilities, unusual contractual obligations or substantial commitments; no significant pending or threatened litigation involving us as of the valuation date; no violations of any regulations or laws by us; no redundant assets as of the valuation date other than those identified by the valuer and disclosed; no significant change in our business model; management information being on a consolidated basis; and the book values of non-operating assets and total debt approximating their fair values. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks the management perceived as being associated with achieving the forecasts and are based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. The capital asset pricing model is a model for pricing securities that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, we determined the appropriate discount rates to be 26% as of November 14, 2008 and 25% as of April 30, 2009.

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. To determine the DLOM, we and the independent valuer used the Black-Scholes option pricing model and assumed a liquidity event in the first quarter of 2010. Pursuant to the Black-Scholes option pricing model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the DLOM. Based on the foregoing analysis, we used a DLOM of 23% to discount the value of our ordinary shares as of November 14, 2008 and April 30, 2009. It was concluded that our fair value as a going concern was RMB 11,751 million (equivalent to US$1,720.4 million) as of November 14, 2008 and RMB 15,000 million (equivalent to US$2,196.1 million) as of April 30, 2009. The fair value per ordinary share and restricted share was RMB 21.37 per share (equivalent to US$3.13) as of November 14, 2008 and RMB 26.60 per share (equivalent to US$3.90) as of April 30, 2009.

The intrinsic value of the options outstanding as of December 31, 2011 was US$0.3 million, which is calculated based on the difference between the fair value of US$1.96 of our ordinary shares as of December 31, 2011 and the exercise price of the shares.

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

Certain of our and Shanda Interactive’s employees were awarded restricted shares under the 2008 Equity Compensation Plan. The restricted shares will vest in equal installments over four calendar years, subject to the employee’s continued employment with his employer. Share-based compensation expense related to the restricted share award granted by us to our employees under the 2008 Equity Compensation Plan amounted to RMB 3.0 million, RMB 48.5 million and RMB 46.2 million (US$7.3 million) for the years ended December 31, 2009, 2010 and 2011, respectively. Restricted shares granted to Shanda Interactive’s employees are measured at fair value at the grant date and were recognized as a dividend distributed to Shanda Interactive.

Our share-based compensation expenses totaled RMB 125.8 million, RMB 105.9 million and RMB 91.0 million (US$14.5 million) in 2009, 2010 and 2011, respectively.

Income Taxes and Valuation Allowance

We account for income taxes under the provisions of Accounting Standards Codification 740 (formerly referred to as SFAS No. 109, “Accounting for Income Taxes”), with the required disclosures as described in note 6 to our consolidated financial statements included elsewhere in this annual report. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2009, 2010 and 2011, valuation allowances recognized were RMB 123.9 million, RMB 180.2 million and RMB 189.2 million (US$30.1 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain foreign tax credit carry forwards generated by one of our subsidiaries. As of December 31, 2009, 2010 and 2011, we recorded deferred tax assets, net of valuation allowances, of RMB 95.7 million, RMB 86.5 million and RMB 101.1 million (US$16.1 million), respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur that prevent us from utilizing all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

Accounting Standards Codification 740-10-25 (formerly referred to as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109”) or ASC 740-10-25, prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% chance of being realized upon ultimate settlement. We did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2009, 2010 and 2011.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenues. Our total net revenues increased 17.3% from RMB 4,504.7 million in 2010 to RMB 5,281.9 million (US$839.2 million) in 2011. Net revenues from online games generated in China increased 15.2% from RMB 4,318.9 million in 2010 to RMB 4,975.5 million (US$790.5 million) in 2011. Other revenues increased 64.9% from RMB 185.8 million in 2010 to RMB 306.4 million (US$48.7 million) in 2011.

The increase in net revenues from online games generated in China was primarily due to the full year revenue contribution from Dragon Nest which was launched in the third quarter of 2010 and the introduction of new games in 2011. Net revenues from Dragon Nest in China increased RMB 442.4 million (US$70.3 million) year-over-year in 2011. Net revenues from new games that we introduced in 2011 totaled RMB 196.8 million (US$31.3 million) for the year ended December 31, 2011, primarily due to the commercialization of Legend of Immortals and Mir III.

Average monthly revenues per paying user for each quarter in 2011 were higher than that of the corresponding quarter of 2010 primarily due to the release of updates and expansion packs, the introduction of new virtual items, as well as numerous promotions that we sponsored for our game players. The increases in average monthly active users in the third quarter of 2010 and the second quarter of 2011 were primarily associated with the launch of Dragon Nest and Legend of Immortals in the respective quarters. Monthly active users tended to decline in the next several quarters following the quarter in which a new game was launched, which was primarily due to the initial enthusiasm associated with a game launch declining over time. Average monthly paying users for the first quarter and the second quarter of 2011 were lower than that of the corresponding quarter of 2010 mainly due to the lack of major updates for several minor games in the first half of 2011 compared with the same period in 2010. The following table sets forth our average monthly active users, average monthly paying users and average monthly revenues per paying user for games we operate in China, for the periods indicated:

	For the Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Average monthly active users (in thousands)(1)	17,393	14,999	24,564	21,595	20,264	23,989	20,962	20,392
Average monthly paying users (in thousands)(2)	4,719	4,614	4,516	4,564	4,635	4,396	4,645	4,531
Average monthly revenues per paying user (in RMB)(3)	77.5	77.4	77.4	80.5	85.2	94.6	91.9	92.8

(1)	Monthly active users, or MAUs, refers to the number of users who play our online games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.
(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once during a calendar month and includes users who spend virtual currency in our online games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.
(3)	Average monthly revenues per paying user refers to our revenues from online games generated in China during a given quarter divided by the average MPUs, further divided by three.

Other revenues, which mainly represented net overseas revenue generated from game licensing, game operations, and advertising, increased primarily due to the increased overseas revenues generated from Dragon Nest in 2011.

Cost of revenues. Our cost of revenues increased 11.9% from RMB 1,837.2 million in 2010 to RMB 2,056.0 million (US$326.7 million) in 2011. This increase was primarily due to the following reasons:

•

Platform fees increased 17.2% from RMB 909.8 million in 2010 to RMB 1,066.5 million (US$169.4 million) in 2011. The increase was primarily due to (i) an increase in service fees we paid to Shanda Online, which is based on a fixed percentage of the portion of the face value of prepaid cards used in our games operated in China and increased as a result of an increase in our online game revenues generated in China, and (ii) a net increase in server software rental fees in the amount of RMB 40.9 million (US$6.5 million) in 2011. Platform fees represented 20.2% of our net revenues in both 2010 and 2011.

•

Upfront and ongoing licensing fees for online games increased 1.5% from RMB 730.3 million in 2010 to RMB 741.4 million (US$117.8 million) in 2011 and represented 16.2% and 14.0% of our net revenues in 2010 and 2011, respectively. The increase in upfront and ongoing licensing fees was primarily due to an increase in revenues generated from games we licensed from third parties. In 2011, upfront and ongoing licensing fees declined as a percentage of net revenues mainly due to a decrease in the proportion of net revenues generated by online games we licensed from third parties.

•

Other cost of revenues increased 25.9% from RMB 197.1 million in 2010 to RMB 248.1 million (US$39.4 million) in 2011 primarily due to an increase in amortization of intellectual property rights related to games in operation that we acquired through acquisition. Other cost of revenues represented 4.4% and 4.7% of our net revenues in 2010 and 2011, respectively.

Gross profit. As a result of the foregoing, our gross profit increased 20.9% from RMB 2,667.5 million in 2010 to RMB 3,225.9 million (US$512.6 million) in 2011. Our gross margin, which is equal to our gross profit divided by our net revenues, increased from 59.2% in 2010 to 61.1% in 2011.

Operating expenses. Our operating expenses increased 31.3% from RMB 1,334.6 million in 2010 to RMB 1,751.9 million (US$278.4 million) in 2011. This increase was primarily due to the following reasons:

•

Our product development expenses increased 49.1% from RMB 465.8 million in 2010 to RMB 694.3 million (US$110.3 million) in 2011. The increase was primarily due to (i) an increase in salary and benefits from RMB 317.2 million in 2010 to RMB 479.7 million (US$76.2 million) in 2011 due to salary and headcount increases, (ii) an impairment charge of RMB 31.4 million (US$5.0 million) related to games that we have not yet launched and whose commercial viability is deemed to have diminished in the current market environment, (iii) an increase in rental and property management fees from RMB 17.1 million in 2010 to RMB 32.2 million (US$5.1 million) in 2011, (iv) an increase in outsourced service fees to develop games from RMB 53.0 million in 2010 to RMB 63.5 million (US$10.1 million) in 2011, and (v) an increase in amortization of intangible assets from RMB 11.3 million in 2010 to RMB 17.4 million (US$2.8 million) primarily related to software technology we acquired through the acquisition of various companies. Product development expenses represented 10.3% of our net revenues in 2010 and 13.1% of our net revenues in 2011.

•

Our sales and marketing expenses increased 21.6% from RMB 501.8 million in 2010 to RMB 610.2 million (US$97.0 million) in 2011. The increase was primarily due to (i) an increase in service fees paid to Shengfutong or Shengjing for the distribution of prepaid cards from RMB 226.5 million in 2010 to RMB 355.1 million (US$56.4 million) in 2011 due to a smaller discount at which Shengfutong or Shengjing sold the prepaid cards and an increase in sales of the prepaid cards as revenue increased in 2011 and (ii) an increase in amortization of intangible assets related to the acquisition of various companies from RMB 8.7 million in 2010 to RMB 14.5 million (US$2.3 million). The increase in expenses was partially offset by a decrease in advertising and promotion expenses relating to our online games from RMB 199.3 million in 2010 to RMB 169.5 million (US$26.9 million) in 2011. Sales and marketing expenses represented 11.1% and 11.6% of our net revenues in 2010 and 2011, respectively.

•

Our general and administrative expenses increased 21.9% from RMB 367.0 million in 2010 to RMB 447.4 million (US$71.1 million) in 2011. This increase was primarily due to (i) an increase in salary and benefits from RMB 94.3 million in 2010 to RMB 139.8 million (US$22.2 million) in 2011 due to salary and headcount increases, (ii) an increase in professional service fees in the amount of RMB 14.6 million (US$2.3 million), (iii) an increase in business tax in the amount of RMB 12.9 million (US$2.0 million), and (iv) an increase of amortization of intangible assets related to the acquisition of various companies from RMB 13.3 million in 2010 to RMB 19.8 million (US$3.2 million) in 2011. The increase in expenses was partially offset by a decrease in share-based compensation from RMB 75.1 million in 2010 to RMB 65.7 million (US$10.4 million) in 2011 primarily associated with the resignation of several senior executives who subsequently joined various other subsidiaries under Shanda Interactive, our parent company, in 2011. General and administrative expenses accounted for 8.2% and 8.5% of our net revenues in 2010 and 2011, respectively.

Income from operations. As a result of the foregoing, our operating income increased 10.6% from RMB 1,332.9 million in 2010 to RMB 1,474.0 million (US$234.2 million) in 2011. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 29.6% in 2010 to 27.9% in 2011.

Income before income tax expenses and equity in losses of affiliated companies. Our income before income tax expenses and equity in losses of affiliated companies increased 10.6% from RMB 1,610.4 million in 2010 to RMB 1,781.3 million (US$283.0 million) in 2011. The increase was primarily due to the increase in income from operations and an increase in interest income which grew from RMB 61.7 million in 2010 to RMB 135.4 million (US$21.5 million) in 2011, partially offset by a decrease in government financial incentives which totaled RMB 232.3 million and RMB 185.0 million (US$29.4 million) in 2010 and 2011, respectively.

Income tax expenses. Our income tax expenses increased 61.6% from RMB 300.4 million in 2010 to RMB 485.3 million (US$77.1 million) in 2011, primarily due to (i) a RMB 134.0 million (US$21.3 million) increase in accrued withholding taxes associated with dividend distribution from our subsidiaries to their overseas holding companies, (ii) an increase in our pre-tax income from RMB 1,610.4 million in 2010 to RMB 1,781.3 million (US$283.0 million) in 2011, and (iii) a decrease in tax reversal related to the preferential tax status for certain of our PRC subsidiaries and VIEs in the amount of RMB 44.6 million (US$7.1 million). The increase in income tax expenses was offset in part by a decrease of valuation allowance from RMB 55.9 in 2010 to RMB 9.0 million (US$1.4 million) in 2011. As a result of the foregoing, our effective income tax rate increased from 18.7% in 2010 to 27.2% in 2011.

Equity in losses of affiliated companies. We incurred losses of RMB 10.0 million (US$1.6 million) in 2011, as compared to losses of RMB 5.4 million in 2010, primarily as a result of our investments in game development and operating studios.

Net income attributable to non-controlling interest. Our net income attributable to non-controlling interest increased from RMB 15.8 million in 2010 to RMB 21.1 million (US$3.4 million) in 2011 as a result of an increase in Actoz’s profitability.

Net income attributable to our company. Net income attributable to our company decreased from RMB 1,288.8 million in 2010 to RMB 1,264.9 million (US$201.0 million) in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenues. Our net revenues decreased 6.3% from RMB 4,806.7 million in 2009 to RMB 4,504.7 million in 2010. Net revenues from MMORPGs decreased 9.1% from RMB 4,422.1 million in 2009 to RMB 4,018.3 million in 2010. Net revenues from advanced casual games decreased 1.6% from RMB 305.6 million in 2009 to RMB 300.6 million in 2010. Other revenues increased significantly from RMB 79.0 million in 2009 to RMB 185.8 million in 2010.

Our net revenues from MMORPGs decreased primarily due to a decrease in net revenues from our existing MMORPGs, partially offset by an increase in net revenues from the introduction of new MMORPGs. The decrease in net revenues from our existing MMORPGs is primarily due to our strategy to scale back monetization activities in our existing MMORPGs and focus on activities that enhance interaction between users, as well as the introduction in the fourth quarter of 2009 of an expansion pack for Mir II which was not well received. Net revenues from new MMORPGs that we introduced in 2010 totaled RMB 333.1 million for the year ended December 31, 2010, primarily due to the commercialization of Dragon Nest and Hades Realm II.

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

	For the Three Months Ended, (1)
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Quarterly active paying accounts (in thousands)(2)	7,153	8,552	9,031	9,384	9,578	9,608	9,191	9,464
Average monthly revenues per active paying account (in RMB)(3)	43.5	41.6	43.1	44.6	35.0	34.7	35.2	36.7

(1)

Starting from the second quarter of 2011, we revised our operating metrics presentation and no longer use quarterly active paying accounts or average monthly revenues per active paying account. These operating metrics are presented here for historical periods only.

(2)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our MMORPGs operated in China during a given quarter.
(3)	Average monthly revenues per active paying account refers to our revenues from the operation of MMORPGs in China during a given quarter divided by quarterly active paying accounts, further divided by three.

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

	For the Three Months Ended, (1)
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Quarterly active paying accounts (in thousands)(2)	1,052	1,149	1,209	1,014	1,075	923	834	746
Average monthly revenues per active paying account (in RMB)(3)	27.4	20.6	23.7	20.4	28.6	25.3	30.5	27.7

(1)	Starting from the second quarter of 2011, we revised our operating metrics presentation and no longer use quarterly active paying accounts or average monthly revenues per active paying account. These operating metrics are presented here for historical periods only.
(2)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for our advanced casual games operated in China during a given quarter.

(3)	Average monthly revenues per active paying account refers to our revenues from the operation of advanced casual games in China during a given quarter divided by quarterly active paying accounts, further divided by three.

Other revenue, which mainly represented net revenue generated from game licensing, game operations, and advertising, increased primarily due to the acquisition in 2010 of Mochi Media and Eyedentity, which licensed the operating rights to Dragon Nest in various countries.

Cost of revenues. Our cost of revenues decreased 5.0% from RMB 1,933.5 million in 2009 to RMB 1,837.2 million in 2010. This decrease was primarily due to the following reasons:

•

Platform fees decreased 10.7% from RMB 1,018.5 million in 2009 to RMB 909.8 million in 2010 primarily due to a decrease in revenues generated from our online games operations. Platform fees represented approximately 21.2% of our net revenues in 2009 compared to approximately 20.2% of our net revenues in 2010. The decrease in platform fees as a percentage of net revenues is primarily due to an increase of revenues generated from game licensing, game operations outside China and overseas advertising revenue, for which we do not pay Shanda Networking any platform fees, as well as a net decrease in server software rental fee of RMB 36.2 million in 2010.

•

Upfront and ongoing licensing fees for online games decreased 8.4% from RMB 797.1 million in 2009 to RMB 730.3 million in 2010 and represented approximately 16.6% and 16.2% of our net revenues in 2009 and 2010, respectively. The decrease in upfront and ongoing licensing fees is primarily due to a decrease in revenues generated from games we license from third parties.

•

Other cost of revenues increased 67.2% from RMB 117.9 million in 2009 to RMB 197.1 million in 2010 primarily due to an increase of amortization of intellectual property rights related to games we acquired through the acquisition of various companies and an increase in advertising expenses as a result of the increase in advertising revenues. Other cost of revenues represented approximately 2.4% and 4.4% of our net revenues in 2009 and 2010, respectively.

Gross profit. As a result of the foregoing, our gross profit decreased 7.2% from RMB 2,873.2 million in 2009 to RMB 2,667.5 million in 2010. Our gross margin, which is equal to our gross profit divided by our net revenues, decreased from 59.8% in 2009 to 59.2% in 2010.

Operating expenses. Our operating expenses increased 17.2% from RMB 1,138.9 million in 2009 to RMB 1,334.6 million in 2010. This increase was primarily due to the following reasons:

•

Our product development expenses increased 37.1% from RMB 339.8 million in 2009 to RMB 465.8 million in 2010. The increase was primarily due to (i) an increase in salary and benefits from RMB 239.2 million in 2009 to RMB 317.2 million in 2010 due to salary and headcount increases, (ii) an increase in share-based compensation from RMB 2.1 million in 2009 to RMB 29.8 million in 2010 as a result of our restricted shares granted to product development staff, (iii) an increase in amortization of intangible assets from RMB 4.6 million in 2009 to RMB 11.3 million primarily related to software technology we acquired through the acquisition of various companies, and (iv) an increase in rental and property management fee from RMB 5.1 million in 2009 to RMB 17.1 million in 2010. Product development expenses represented approximately 7.1% of our net revenues in 2009 and 10.3% of our net revenues in 2010.

•

Our sales and marketing expenses increased 15.9% from RMB 433.0 million in 2009 to RMB 501.8 million in 2010. The increase was primarily due to (i) an increase in salary and benefits from RMB 25.4 million in 2009 to RMB 46.6 million in 2010 due to salary and headcount increases, (ii) an increase in advertising and promotion expenses relating to our online games from RMB 175.0 million in 2009 to RMB 199.3 million in 2010, and (iii) an increase of amortization of intangible assets related to the acquisition of various companies from nil in 2009 to RMB 8.7 million. Sales and marketing expenses represented approximately 9.0% and 11.1% of our net revenues in 2009 and 2010, respectively.

•

Our general and administrative expenses increased 0.2% from RMB 366.1 million in 2009 to RMB 367.0 million in 2010. This increase was primarily due to (i) an increase in salary and benefits from RMB 66.6 million in 2009 to RMB 94.3 million in 2010 due to salary and headcount increases, (ii) a net increase in bad debt expenses in the amount of RMB 14.9 million, (iii) an increase of amortization of intangible assets related to the acquisition of various companies from nil in 2009 to RMB 13.3 million, and (iv) an increase in miscellaneous administrative expenses in the amount of RMB 12.7 million. The increase in expenses was partially offset by (i) a decrease in share-based compensation from RMB 121.6 million in 2009 to RMB 75.1 million in 2010 primarily due to the fact that the Company recognized a reduction in share-based compensation expense resulting from the departure of certain senior executives in the first quarter of 2010 and the net effect of a failure to meet certain performance targets related to stock option awards and (ii) a decrease in business tax in the amount of RMB 32.0 million. General and administrative expenses accounted for approximately 7.6% and 8.1% of our net revenues in 2009 and 2010, respectively.

Income from operations. As a result of the foregoing, our operating income decreased 23.1% from RMB 1,734.4 million in 2009 to RMB 1,332.9 million in 2010. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 36.1% in 2009 to 29.6% in 2010.

Income before income tax expenses and equity in losses of affiliated companies. Our income before income tax expenses and equity in losses of affiliated companies decreased 16.6% from RMB 1,930.3 million in 2009 to RMB 1,610.4 million in 2010. This decrease was primarily due to the decrease in income from operations, offset in part by (i) an increase in interest income, which increased from RMB 26.3 million in 2009 to RMB 61.7 million in 2010, and (ii) other income, and in particular, government incentives, which increased from RMB 177.0 million in 2009 to RMB 232.3 million in 2010.

Income tax expenses. Our income tax expenses decreased 30.0% from RMB 428.7 million in 2009 to RMB 300.3 million in 2010, primarily due to (i) a decrease in our pre-tax income from RMB 1,930.3 million in 2009 to RMB 1,610.4 million in 2010, (ii) a RMB 69.6 million deferred tax liability accrued in 2009 with respect to the dividend declared by Shengqu to Shanda Games (HK), (iii) an increase in amortization of accrued deferred tax liability related to intangible assets arising from the acquisition of various companies from RMB 9.0 million in 2009 to RMB 28.4 million in 2010, and (iv) a decrease of valuation allowance from RMB 70.8 in 2009 to RMB 55.9 million in 2010. The decrease in income tax expenses was offset in part by an increase of RMB 51.9 million in income tax expenses mainly due to the loss of preferential tax status by certain of our PRC subsidiaries and VIEs. As a result of the foregoing, our effective income tax rate decreased from 22.2% in 2009 to 18.7% in 2010.

Equity in losses of affiliated companies. We incurred losses of RMB 5.4 million in 2010, as compared to losses of RMB 30.0 million in 2009, primarily as a result of our investments in several companies through 18 Capital.

Net income attributable to non-controlling interest. Our net income attributable to non-controlling interest decreased from RMB 18.6 million in 2009 to RMB 15.9 million in 2010 as a result of the decrease in Actoz’s profitability.

Net income attributable to our company. Net income attributable to our company decreased from RMB 1,453.0 million in 2009 to RMB 1,288.8 million in 2010.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

Beginning on July 1, 2008 which is the effective date of the reorganization, we have financed our operations through our internally generated cash from operations and the proceeds from our initial public offering of ADSs in September 2009. As of December 31, 2011, we had approximately RMB 1,835.5 million (US$291.6 million) in cash and cash equivalents, of which RMB 294.7 million (US$46.8 million) was held by our VIEs. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of our VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs. However, these cash balances can be utilized by us for our normal operations pursuant to the contractual arrangements with our VIEs that provide us with the substantial ability to control our VIEs and their operations. See Item 4, “Information on the Company—Organizational Structure” and Item 10, “Additional Information—Exchange Controls.”

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our offshore subsidiaries. Since our operations are primarily conducted through our indirect wholly and majority-owned PRC subsidiaries and VIEs, our offshore subsidiaries may need to rely on dividends, loans or advances made by these indirect PRC subsidiaries and VIEs. Certain of these payments are subject to PRC taxes, including business taxes, value added taxes and withholding taxes, which effectively reduce the received amount.

PRC regulations currently permit payment of dividends of a PRC company only out of retained earnings as determined in accordance with accounting standards and regulations in China. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and retained earnings as determined in accordance with U.S. GAAP. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount reaches 50% of their paid-in capital. These reserves are not distributable as cash dividends, or as loans or advances. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us in the form of dividends or other distributions, which restricted portion amounted to approximately RMB 1,058.4 million (US$ 168.2 million), or 31.6% of our total consolidated net assets as of December 31, 2011. Our PRC subsidiaries and VIEs may also allocate a portion of their after-tax profits, as determined by their board of directors, to their staff welfare and bonus funds, which are not distributable to us as cash dividends.

In addition, PRC government agencies may require us to amend our contractual arrangements with our VIEs in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us.

Any limitation on the ability of our PRC subsidiaries and VIEs to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

Cash transfers from our PRC subsidiaries to overseas entities are also subject to the PRC government’s currency conversion policy. Our PRC subsidiaries need to obtain the approval from, and complete the registration process with, the relevant government agencies if they plan to convert cash denominated in Renminbi into U.S. dollars and remit it to our offshore entities in the form of dividends, loans or advances. We may not be able to obtain such approvals or complete such registrations and therefore our PRC subsidiaries might not be able to distribute profits or transfer funds to us, which would adversely affect our ability to meet our cash obligations and pay dividends. Moreover, a failure by any of our shareholders or beneficial owners of our shares who are PRC residents to comply with Circular 75 or related rules could subject us to fines or legal sanctions, including restrictions on our ability to increase investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affect. See “Risk Factor—Risks Relating to the People’s Republic of China—Regulations relating to offshore investment activities by PRC residents may subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.”

Furthermore, financing our PRC subsidiaries through foreign currency loans or capital contribution by us is subject to PRC government approvals and registrations. In particular, if we finance our PRC subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by means of capital contributions, those capital contributions must be approved by MOFCOM. We may not be able to obtain such approvals or complete such registrations and therefore our PRC subsidiaries might not be able to receive foreign currency funds from us, either through sale of our equity or through debt financing, which may adversely affect the operations and financial position of our PRC subsidiaries. In addition, our PRC subsidiaries and VIEs are not permitted under PRC law to directly lend money to each other. Therefore, it is difficult to transfer funds from one subsidiary to another once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us, our PRC subsidiaries and VIEs could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC entity to another in a timely manner.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	2,010.5	1,745.3	1399.2	222.3
Net cash used in investing activities	(1,904.2)	(1,950.2)	(1,022.7)	(162.5)
Net cash used in financing activities	1,050.5	(20.6)	(86.7)	(13.8)
Effect of exchange rate changes on cash	13.5	(1.9)	(26.1)	(4.1)

Net increase in cash and cash equivalents	1,170.3	(227.4)	263.7	41.9
Cash, beginning of the period	628.9	1,799.2	1,571.8	249.7

Cash, end of the period	1,799.2	1,571.8	1,835.5	291.6

Cash Flows from Operating Activities

For the year ended December 31, 2011, we had net cash provided by operating activities of RMB 1,399.2 million (US$222.3 million). This was primarily attributable to (i) net income attributable to our company of RMB 1,286.0 million (US$204.3 million), (ii) an add-back of non-cash expenses in the amount of RMB 468.5 million (US$74.4 million), including mainly amortization of intangible assets, share-based compensation expenses, depreciation of property and equipment, and impairment of prepaid upfront license fee in other long-term assets, (iii) an increase of RMB 87.9 million in other payables, accruals and long-term liabilities, (iv) an increase of RMB 49.0 million in tax payable mainly as a result of higher taxable income of our Korean subsidiary Eyedentity, and (v) an increase of RMB 19.9 million in deferred licensing fees and related costs. Our net cash provided by operating activities was partially reduced by the payment of upfront licensing fees and prepayment of upfront licensing fees relating to new online games that we licensed from third parties in the aggregate amount of RMB 302.3 million, an increase of RMB 81.3 million in prepayment and other current assets and a decrease of RMB 51.3 million in deferred revenue.

For the year ended December 31, 2010, we had net cash provided by operating activities of RMB 1,745.3 million. This was primarily attributable to (i) net income attributable to our company of RMB 1,304.7 million, (ii) an add-back of the non-cash expenses in the amount of RMB 441.7 million, including mainly amortization of intangible assets, share-based compensation expenses, and depreciation of property and equipment, (iii) a decrease of RMB 24.1 million in accounts receivables primarily related to advertising activities, (iv) an increase of RMB 13.9 million in accounts payables, and (v) a decrease of RMB 13.3 million in accounts receivable from related parties, primarily Shengfutong. Our net cash provided by operating activities was partially reduced by a decrease of RMB 27.1 million in other payables and accruals and the payment of upfront licensing fees and prepayment of upfront licensing fees relating to new online games that we licensed from third parties in the aggregate amount of RMB 25.0 million.

For the year ended December 31, 2009, we had net cash provided by operating activities of RMB 2,010.5 million. This was primarily attributable to (i) our net income attributable to our company of RMB 1,471.6 million, (ii) an add-back of the non-cash expenses in the amount of RMB 366.9 million, including mainly amortization of intangible assets, share-based compensation expenses, depreciation of intangible assets, deferred taxes and change of withholding tax, and equity in losses of affiliated companies, (iii) an increase of RMB 160.5 million in other payables and accruals, (iv) a decrease of RMB 130.5 million in accounts receivable from related parties, primarily Shengfutong, (v) an increase in taxes payable of RMB 51.9 million due to an increase in our pre-tax income, and (vi) an increase of RMB 31.7 million in licensing fees payable due to an increase in our revenues generated from licensed games. Our net cash provided by operating activities was partially reduced by payment of upfront licensing fees and prepayment of upfront licensing fees of RMB 125.5 million relating to new online games that we licensed from third parties and a decrease of RMB 77.3 million in deferred revenue.

Cash Flows from Investing Activities

In 2011, we had net cash used in investing activities of RMB 1,022.7 million (US$162.5 million). This was primarily attributable to (i) a net increase of RMB 1,414.6 million (US$224.8 million) in short-term investments and time deposits with maturity dates over one year, (ii) an increase of RMB 390.7 million (US$62.1 million) in loans to companies under common control by Shanda Interactive, and (iii) payments of RMB 161.5 million (US$25.7 million) for the purchase of property, equipment and intangible assets. The cash used in investing activities was partially offset by a net decrease in time deposits with maturities over three months and less than one year of RMB 972.8 million (US$154.6 million).

In 2010, we had net cash used in investing activities of RMB 1,950.2 million. This was primarily attributable to (i) a net increase in time deposits with maturity dates over one year of RMB 1,035.0 million, (ii) the acquisition of various companies, including Mochi Media, Goldcool, and Eyedentity, in the aggregate amount of RMB 979.6 million, and (iii) the deposit of RMB 523.0 million to a bank in China as collateral for a U.S. dollar equivalent loan. The cash used in investing activities was partially reduced by a decrease in bank deposit of RMB 702.1 million as collateral for a U.S. dollar equivalent loan, which was repaid in 2010.

In 2009, we had net cash used in investing activities of RMB 1,904.2 million. This was primarily attributable to a net increase in time deposits with maturity dates over three months of RMB 502.3 million, payments of RMB 108.6 million for the purchase of property, equipment and intangible assets, the bank deposit of RMB 702.1 million as collateral for a U.S. dollar equivalent loan, the purchase of the equity interest in Actoz from Shanda Interactive for RMB 479.7 million, and the acquisition of Chengdu Simo and its affiliates for RMB 112.2 million.

Cash Flows from Financing Activities

In 2011, we had net cash used in financing activities of RMB 86.7 million (US$13.8 million). This was primarily attributable to net proceeds from cash received from a loan of RMB 876.9 million (US$139.3 million) and an increase of RMB 91.2 million (US$14.5 million) in other payables in the form of loans due to related parties, partially offset by a decrease of RMB 907.3 million (US$144.2 million) in other payables in the form of loans due to related parties and cash used for repurchase of ADSs in the amount of RMB 186.3 million (US$29.6 million).

On November 28, 2011, our board of directors declared a special cash dividend of US$0.51 per Class A or Class B ordinary share, or US$1.02 per ADS. The special dividend was paid on January 20, 2012 to all shareholders and the ex-dividend date was January 23, 2012.

In 2010, we had net cash used in financing activities of RMB 20.6 million. This was primarily attributable to net proceeds from cash received from a loan of RMB 947.0 million, partially offset by a repayment of a loan of RMB 717.1 million and cash used for repurchase of ADSs of RMB 255.9 million.

In 2009, we had net cash provided in financing activities of RMB 1,050.5 million. This was primarily attributable to net proceeds from our initial public offering of RMB 1,041.2 million, and cash received from a loan of RMB 1,077.7 million, partially offset by a repayment of a loan of RMB 375.6 million and payment in the amount of RMB 700.4 million to Shanda Interactive relating to a dividend we had declared prior to the consummation of our initial public offering.

We believe that our existing cash and cash equivalents, cash flows from operations, short-term investments, time deposits with a maturity of over one year, and marketable securities will be sufficient to meet the anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. We may sell additional equities or obtain credit facilities to enhance our liquidity position or to or increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Please see Item 10, “Additional Information—Exchange Controls” for a discussion of impediments to capital flows in and out of China.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. Please see Item 4, “Information on the Company—Our Online Game Development and Sourcing Model—Investment and Acquisition” for a description of our significant investments and acquisitions.

Capital Expenditures

Our capital expenditures amounted to RMB 113.7 million, RMB 86.0 million, and RMB 161.5 million (US$25.7 million) in 2009, 2010 and 2011, respectively.

Our capital expenditures in 2009, 2010 and 2011 principally consisted of purchases of, or investments in, our online game network infrastructure, which we funded primarily from net cash flow from operations. We expect our capital expenditures in 2012 and 2013 to primarily consist of leasehold improvements, purchases of additional servers, computer software and equipment. In addition, we expect that our capital expenditures will increase in the future as our online game business continues to develop and expand and as we make technological improvements to our network infrastructure and purchase other intangible assets.

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

Our product development expenses were RMB 339.8 million, RMB 465.8 million and RMB 694.3 million (US$110.3 million) in 2009, 2010 and 2011, respectively.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011, we did not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2011:

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	More Than 3 Years
	(RMB in millions)
Operating lease obligations:
Office premises	105.4	44.2	61.2	—
Computer servers, software and equipment	2.7	2.7	—	—
Other long term liabilities	51.7	—	51.7	—

Total	159.8	46.9	112.9	—

As of December 31, 2011, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB 133.4 million, RMB 134.8 million and RMB 158.0 million (US$25.1 million) in 2009, 2010 and 2011, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2011, we had entered into maintenance contracts in relation to the servers we owned in the amount of RMB 2.7 million (US$0.4 million).

As of December 31, 2011, capital commitments for the purchase of equipment and game licenses were RMB 209.6 million (US$33.3 million).

In connection with our acquisition of Eyedentity in September 2010, we have obligations to make certain future payments to former shareholders or employees of Eyedentity, consisting of a non-contingent purchase consideration of RMB 10.0 million (US$1.6 million) relating to the purchase of outstanding stock options issued by Eyedentity, and a contingent payment of up to US$21.3 million if these shareholders or employees continue to provide service to Eyedentity during the three years following the acquisition. As of December 31, 2011, we have accrued an expense in the amount of RMB 51.7 million (US$8.2 million) with respect to these future payments.

In addition to the contractual obligations set forth in the table above, in 2011 we obtained loans from unrelated parties in the amount of RMB 858.8 million (US$136.4 million). These amounts include two loans from China Merchant Bank, one of which is in the amount of US$81.0 million (equivalent to RMB 510.4 million) and is repayable in May 2012, the other of which is in the amount of US$50.7 million (equivalent to RMB 319.4 million) and is repayable in September 2012. These two loans are collateralized by a pledge of short-term investments with amounts of RMB 541.5 million and RMB 332.5 million, and carried interest rates of 2.54% and 2.51% per annum, respectively.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of February 29, 2012. The business address of each of our directors and executive officers is No. 1 Office Building, 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Qunzhao Tan(1)	35	Chairman of the Board of Directors and Chief Executive Officer
Tianqiao Chen(1)	38	Director
Danian Chen(1)	33	Director
Grace Wu	41	Director
Andy Lin(2)	38	Independent Director
Heng Wing Chan(2)	65	Independent Director
Guoxing Jiang(2)	42	Independent Director
Richard Wei	49	Chief Financial Officer
Xiangdong Zhang	36	Chief Operating Officer
William Chen	39	Chief Technology Officer
Donghai Qian	40	Senior Vice President for Business Development
Qing Zhang	34	General Counsel

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

Grace Wu has served as our director since October 2010. Ms. Wu is the chief financial officer of Shanda Interactive, a position she has held since 2007. From 2002 to 2007, Ms. Wu worked for AU Optronics Corp., a leading TFT-LCD manufacturer. Prior to that, Ms. Wu worked for Goldman Sachs and Lehman Brothers. Ms. Wu is also a member of the board of directors of Ku6 and was a member of the board of directors of Shanda Interactive from December 2007 to February 2012. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs in international banking and finance from Columbia University.

Andy Lin has served as our director since May 2009. Mr. Lin currently serves as the general manager and oversees the financial management of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator. In addition, he was an investment management and risk control manager of State Street Corporation from 2002 to 2004. Mr. Lin obtained a master’s degree in economics from Fudan University and a Master of Business Administration degree from Harvard Business School.

Heng Wing Chan has served as our director since June 2009. Mr. Chan currently serves as managing director of international relations for Temasek International Pte. Ltd., an investment company based in Singapore and wholly owned by the Singapore Ministry of Finance. Mr. Chan previously served as the chief China representative of Temasek and was primarily responsible for managing Temasek’s relationships with foreign governments and private enterprises. He previously worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations, as Consul-General to Hong Kong, Singapore’s Ambassador to Thailand and Consul-General to Shanghai. Mr. Chan served as the press secretary to Prime Minister Goh Chok Tong and head of the Media Division in the Singapore Ministry of Information and the Arts. Prior to his diplomatic career, Mr. Chan was a television producer and commentator. Mr. Chan holds a bachelor’s and master’s degree in philosophy from the University of Singapore and a degree from the Columbia Graduate School of Journalism.

Guoxing Jiang has served as our director since November 2011. Mr. Jiang currently serves as the general manager and director of Zhejiang Daily Media Group Co., Ltd., formerly named Shanghai Whitecat Shareholding Co., Ltd. Mr. Jiang also currently serves as the chairman of the board of directors of Zhejiang Shinkansen Media Investment Co., Ltd. and Zhejiang Yicheng Venture Capital Co., Ltd., vice chairman of Zhejiang Dali Technology Co., Ltd., and director of two entities that are unaffiliated with us. Mr. Jiang was the general manager and vice general manager of Zhejiang Shinkansen Media Investment Co., Ltd. He also previously served as the chief editor of the special issue department of the Morning Express and the director of the securities weekly department and vice director, reporter and assistant report of the news department of the Economic Life News. Mr. Jiang holds a bachelor’s degree in economics from Wuhan University.

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

Xiangdong Zhang has served as our chief operating officer since September 2011. Mr. Zhang previously served as our chief producer from April 2008 to September 2011. Mr. Zhang also previously served in numerous capacities at Shanda Interactive, including senior vice president from June 2006 to April 2008, vice president from July 2005 to June 2006 and the director of its product management center from 2001 to July 2005. Prior to joining Shanda Interactive, Mr. Zhang served as the editor-in-chief of the game channel at China.com from 1999 to 2001. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry.

William Chen has served as our chief technology officer since September 2011. He previously served as our vice president from December 2010 to September 2011. Prior to joining Shanda Games, he served as a technical director at leading international global game publishers including Electronic Arts Inc., Disney Interactive Studios, Inc., and Activision Blizzard, Inc. and worked on leading titles including Call of Duty 3, Final Fantasy VII and Star Wars: Episode III: Revenge of the Sith. Mr. Chen has a bachelor’s degree in computer science from California State University.

Donghai Qian has served as our senior vice president for business development since September 2011. Mr. Qian previously served as our vice president for business development. Prior to joining Shanda Games, Mr. Qian served as the head of business development at leading Korean online game companies, including CJ Internet Holdings, Webzen Co., Ltd., Wemade Entertainment Co., Ltd., and Actoz. Mr. Qian holds a bachelor’s degree in economics from National Shinshu University in Japan.

Qing Zhang has served as our general counsel and corporate secretary since July 2011 and served as the managing partner of 18 Capital since November 2011. Prior to joining Shanda Games, Mr. Zhang served in numerous capacities at Shanda Interactive from 2005 to 2011, including deputy director of the legal department and corporate secretary. Mr. Zhang has a master’s degree in law from East China University of Politics and Law and a master’s degree in law from University of Warwick.

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

B. COMPENSATION

In 2011, the aggregate cash compensation paid to our directors and executive officers as a group was RMB 12.4 million (US$2.0 million). We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

Equity Compensation Plans

In November 2008, in order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, our board of directors and our shareholder adopted our 2008 Equity Compensation Plan. Our 2008 Equity Compensation Plan, which was amended in September 2009 and in October 2010, provides for the issuance of up to 54,750,000 Class A ordinary shares.

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

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2008 Equity Compensation Plan as of February 29, 2012.

Name	Number of Class A Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Class A Ordinary Share (in US$)	Date of Grant	Date of Expiration
Qunzhao Tan	*	3.40	March 19, 2010	March 19, 2020
	*(1)	—	September 7, 2009	—
Tianqiao Chen	—	—	—	—
Danian Chen	*(1)	—	September 7, 2009	—
Grace Wu	*(1)	—	September 7, 2009	—
Andy Lin	*(1)	—	September 7, 2009	—
Heng Wing Chan	—	—	—	—
Guoxing Jiang	—	—	—	—
Richard Wei	*	3.20	April 1, 2009	April 1, 2019
Xiangdong Zhang	*	3.20	November 14, 2008	November 14, 2018
William Chen	*	2.98	December 15, 2010	December 15, 2020
Donghai Qian	*	3.20	April 20, 2009	April 20, 2019
	*	3.40	March 19, 2010	March 30, 2020
	*(1)	—	September 1, 2010	—
	*	2.56	November 15, 2011	November 15, 2021
Qing Zhang	*(1)	—	September 7, 2009	—
	*	3.13	August 1, 2011	August 1, 2021

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
(1)	Restricted shares.

C.	BOARD PRACTICES

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

Our board has determined that three members of our board of directors, namely Guoxing Jiang, Heng Wing Chan and Andy Lin are “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.

Board Committees

Our board of directors has established an audit committee and a compensation committee.

Audit Committee. Our audit committee currently consists of Guoxing Jiang, Heng Wing Chan and Andy Lin, who are our independent directors. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, or the Exchange Act. In addition, our board of directors has determined that Andy Lin qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Listing Rules.

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

As of February 29, 2012, we had 2,518 full-time employees. The following table sets forth the number of our employees by function as of February 29, 2012.

	Number of Employees	Percentage of Total
Product development(1)	1,780	70.7%
Sales and marketing	199	7.9%
General and administration	288	11.4%
Technical support and customer service	251	10.0%

Total	2,518	100.0%

(1)	Includes game development personnel.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares, as of February 29, 2012:

•	each person known to us to own beneficially 5% or more of our ordinary shares; and

•	each of our directors and executive officers.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 560,309,556 ordinary shares outstanding as of December 31, 2011.

Shares Beneficially Owned
Name	Number	Percentage of Total
Shanda Interactive Entertainment Limited(1)	409,087,000	73.0%
Qunzhao Tan	*	*
Tianqiao Chen(2)	409,087,000	73.0%
Danian Chen	*	*
Grace Wu	*	*
Andy Lin	*	*
Heng Wing Chan	—	—
Guoxing Jiang	—	—
Richard Wei	*	*
Xiangdong Zhang	*	*
William Chen	*	*
Donghai Qian	*	*
Qing Zhang	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.
(1)	Consists of 409,087,000 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Shanda Interactive Entertainment Limited. Shanda SDG Investment Limited’s address is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.
(2)	Tianqiao Chen is the sole owner of Shanda Media Limited, which owns 60% of First Step Investment Limited. First Step Investment Limited owns 60% of Premium Lead Company Limited, which is the sole owner of Shanda Interactive Entertainment Limited.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. JPMorgan Chase Bank, or JPMorgan, the depositary of our ADSs, has advised us that as of December 31, 2011, of the 560,309,556 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 29% of our ordinary shares, in the form of ADSs, were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants and one other ADS registered holder. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

B.	RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Shareholders

To comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our online game business through our VIEs, which we control through a series of contractual arrangements between our PRC subsidiaries and our VIEs and their shareholders, each of which is described below:

•

Loan Agreements. Our PRC subsidiaries entered into loan agreements with each shareholder of our relevant VIEs. Under these loan agreements, the PRC subsidiaries granted an interest-free loan to each shareholder of our VIEs solely for their capital contributions to our VIEs. The loans have an unspecified term and shall become payable when the PRC subsidiaries request repayment at any time. The shareholders of our VIEs may not prepay all or any part of the loans without the relevant PRC subsidiaries’ prior written request.

•

Equity Disposition Agreements. Our VIEs and their shareholders entered into equity disposition agreements with the relevant PRC subsidiaries. Pursuant to such agreements, the PRC subsidiaries and any third party designated by them have the exclusive right to purchase from the shareholders of our VIEs all or any part of their equity interests in our relevant VIE at a purchase price equal to amount of the registered capital of our VIE or the lowest price permissible by the then-applicable PRC laws and regulations. The PRC subsidiaries may exercise such right at any time during the term of the agreement until it has acquired all equity interests of our relevant VIE, subject to applicable PRC laws. Moreover, under the equity disposition agreement, neither our VIEs nor its shareholders may take actions that could materially affect our VIEs’ assets, liabilities, operation, equity and other legal rights without the prior written approval of the relevant PRC subsidiary, including, without limitation, declaration and distribution of dividend and profit; sale, assignment, mortgage or disposition of, or encumbrances on, our VIEs’ equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; and entering into other material contracts. The agreement is for an initial term of 20 years, with the earliest expiration date being July 1, 2028, and renewable upon the PRC subsidiary’s request.

•

Business Operation Agreements. Our PRC subsidiaries entered into business operation agreements with our relevant VIEs and their shareholders. Under such agreements, the PRC subsidiaries have the right to nominate the directors of the relevant PRC subsidiary’s board, designate general manager, financial controller and other senior management of our relevant VIE. In addition, our VIEs may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of the relevant PRC subsidiary. Such transaction include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than agreed amount; declaration of dividends or profit distribution; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under the agreement to a third party. These agreements have an initial term of 20 years, with the earliest expiration date being July 1, 2028, and are renewable upon the relevant PRC subsidiary’s request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to our relevant VIE and to each of their shareholders. Neither our VIEs nor any of their shareholders may terminate the agreement prior to its expiration date.

•

Exclusive Consulting and Service Agreements. Our PRC subsidiaries and our VIEs entered into exclusive consulting and service agreements. Under these agreements, our VIEs and their subsidiaries agreed to engage the relevant PRC subsidiary as their exclusive provider of technology consulting and services. Unless otherwise agreed among the parties, our VIEs will pay to the relevant PRC subsidiary service and consulting fees taking into account the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. The PRC subsidiaries will exclusively own any intellectual property arising from the performance of this agreement. These agreements have an initial term of 20 years, with the earliest expiration date being July 1, 2028, and are renewable upon the relevant PRC subsidiary’s request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to our relevant VIE. Our VIEs may not terminate such agreement prior to its expiration date.

•

Equity Entrustment Agreements. The shareholders of our VIEs entered into a share entrustment agreement with the relevant PRC subsidiaries, pursuant to which the shareholders acknowledge their status as shareholders of our VIEs.

•

Equity Pledge Agreements. The shareholders of our VIEs entered into share pledge agreements with the relevant PRC subsidiaries. Under the share pledge agreements, the shareholders of our VIEs pledged all of their equity interests in our VIEs to the relevant PRC subsidiaries as collateral for all of their payments due to the PRC subsidiaries and to secure performance of all obligations of our VIEs and their shareholders under the above loan agreements, equity disposition agreements, exclusive consulting and service agreements and the business operation agreements. The pledge shall remain effective until all obligations under such agreements have been fully performed. Our VIEs are prohibited from declaring any dividend or making any profit distribution during the term of the pledge. Without the relevant PRC subsidiary’s prior written consent, no shareholder of our VIEs may transfer any equity interests in our VIEs. If any event of default as provided for therein occurs, the relevant PRC subsidiary, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements.

•

Power of Attorney (or Proxy). Each shareholder of our VIEs executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to our VIEs and to exercise all of his or her rights as a shareholder of our VIEs, including the right to attend shareholders meetings, to exercise voting rights, and to appoint directors, a general manager, financial controller and other senior management of our VIEs. The power of attorney (or proxy) is irrevocable and continually valid as long as the principal is the shareholder of our relevant VIE.

Transactions and Agreements with Shanda Interactive

Prior to the reorganization, our online game business was operated by Shanda Interactive through its various subsidiaries and VIEs. Effective July 1, 2008, pursuant to the reorganization, we assumed substantially all of the assets and liabilities related to the online game business. As a result of the reorganization, we conduct the online game business through our VIEs.

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

New VIE Agreements and New Game Licensing Agreements. As a part of the reorganization, Shengqu entered into VIE agreements with Shanghai Shulong. Shengqu also terminated its game licensing agreements with Shanda Interactive’s VIEs and entered into new game licensing agreements with certain of our VIEs, granting certain of our VIEs rights which had previously been granted to Shanda Interactive’s VIEs.

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

Non-Compete Agreement

Under the non-compete agreement between Shanda Interactive and Shanda Games, Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to engage in the online game business, which refers to the sourcing, development, operation and licensing of online games and related intellectual property rights and activities incidental to such business, anywhere in the world, except that (i) certain of Shanda Interactive’s subsidiaries may continue to engage in their current PC network and e-sports platform businesses, online interactive music community, and online chess and board game platform business, (ii) Shanda Interactive may acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game business and (iii) Shanda Interactive may operate virtual communities with certain online game features provided that such features do not constitute the core business model of such community. In addition, the agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%.

Furthermore, Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to solicit any customer, supplier or any other third party having any business relationship with us or any of our employees.

Cooperation Agreements

Pursuant to the various cooperation agreements with Shanda Networking, Nanjing Shanda and Shengzhan, we have engaged these three entities to provide certain services to us until September 10, 2014. These services include, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance and data support services.

We pay Shanda Networking, Nanjing Shanda and Shengzhan, a service fee, which we record as a portion of platform fees in our cost of revenues, in an aggregate amount equal to 15.5% of the portion of the face value of the prepaid cards that are used in our online games. For the amended and restated cooperation agreement only, in order to lock-in the 15.5% fixed percentage, we agreed to during the term of the agreement to generate at least RMB 200 million in revenues per month. Under the terms of the respective agreements, we are not permitted to engage any other party to provide such services, while Shanda Networking, Nanjing Shanda and Shengzhan are permitted to provide such services to other parties.

The cooperation agreements will be automatically extended for one year, unless otherwise terminated.

We paid Shanda Networking and Nanjing Shanda an aggregate of RMB 873.0 million and RMB 794.0 million in 2009 and 2010, respectively, pursuant to the amended and restated cooperation agreement, and we paid Shanda Networking, Nanjing Shanda and Shengzhan an aggregate of RMB 895.8 (US$142.3 million) in 2011, pursuant to the respective agreements.

Sales Agency Agreement

Pursuant to a sales agency agreement, from July 1, 2008 to May 1, 2011, we engaged Shengfutong as the sales agent for the distribution of prepaid cards which are required to purchase virtual items or time units in our online games through the integrated service platform operated by Shanda Online. For each prepaid card sold, we paid Shengfutong a service fee, which we recorded as a portion of sales and marketing expenses in our operating expenses, equal to the difference between (i) the amount Shengfutong received from the sale of such card and (ii) 83.5% of the face value of each prepaid card that was used in our online games. In order to lock-in the fixed percentage, we agreed to a five-year contract period with Shengfutong and committed to generate at least RMB 200 million in revenues per month. Under the terms of this agreement, we were not permitted to engage any other party to provide such services to us, while Shengfutong was permitted to provide such services to other parties.

On May 1, 2011, we terminated the sales agency agreement with Shengfutong and entered into a sales agency agreement with Shengjing, which was amended and supplemented in March 2012 pursuant to which Shengjing will serve as the sales agent for the distribution of our prepaid cards until June 30, 2023. The economic terms of this agreement are substantially the same as the terms of the agreement with Shengfutong except the agreement with Shengjing does not include a RMB 200 million minimum revenue requirement.

We paid Shengfutong an aggregate of RMB 226.2 million and RMB 226.5 million in 2009 and 2010, respectively, and we paid Shengfutong and Shengjing an aggregate of RMB 355.1 million (US$56.4 million) in 2011, pursuant to the these agreements.

Domain Names and Trademarks License Agreement

Pursuant to the domain names and trademarks license agreement between Shanda Computer and Shengqu, Shanda Computer licenses to Shengqu on a nonexclusive, nontransferable and royalty-free basis, certain domain names and trademarks, including “Shanda.”

Deferred Revenues Transfer Agreement

The deferred revenues transfer agreement with Shanda Online and Shengfutong, sets forth certain transitional arrangements with respect to prepaid cards which had been sold to distributors and/or users prior to the reorganization but had yet to be activated, as well as any remaining balance in game player’s accounts, to reflect the transfer of the online game business to us as a result of the reorganization.

Lease of Office Facilities

We lease our office space of approximately 12,000 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, from a company under the common control of Shanda Interactive. We paid RMB 17.2 million (US$2.7 million) in rental fees pursuant to this lease agreement in 2011, and will pay RMB 17.9 million (US$2.9 million) in rental fees in 2012.

Loans Outstanding

In 2010, we obtained unsecured loans in the aggregate amount of US$140.2 million (equivalent to RMB 928.5 million), from companies under the common control of Shanda Interactive, at interest rates ranging from 0.6% to 4.0%. In 2011, we obtained unsecured loans in the aggregate amount of US$14.0 million (equivalent to RMB 88.1 million), from companies under the common control of Shanda Interactive, at interest rates ranging from 0.6% to 1.37%. As of February 29, 2012, the aggregate outstanding amount of all loans that we have obtained from companies under the common control of Shanda Interactive was US$164.3 million (equivalent to RMB 1,034.4 million), and the weighted average interest rate on such outstanding amounts was 2.8%.

In 2010, we loaned an aggregate amount of RMB 532.0 million (US$79.2 million) to companies under the common control of Shanda Interactive, at interest rates ranging from 2.25% to 6.71%. In 2011, we loaned an aggregate amount of RMB 382.8 million (US$60.8 million) to companies under the common control of Shanda Interactive, at interest rates ranging from 5.68% to 6.71%. As of February 29, 2012, the aggregate outstanding amount of all loans that we made to companies under the common control of Shanda Interactive was US$315.7 million (equivalent to RMB 1,987.0 million), and the weighted average interest rate on such outstanding amounts was 4.4%. These loans shall all become due and payable during the year ended December 31, 2012.

Payment of Dividend

See Item 8, “Financial Information—Dividend Policy.”

Other Related Party Transactions

Game License Agreement. On November 26, 2008, we entered into an agreement with Actoz to extend the term of our exclusive license to operate Mir II in China for up to eight years commencing from September 28, 2009. Shanda Games owned approximately 51.2% of the outstanding stock of Actoz as of December 31, 2011.

Others. In addition to the agreements set forth above under “—Transactions and Agreements with Shanda Interactive,” we expect to enter into new agreements, or make amendments to our existing agreements, with Shanda Interactive and/or its subsidiaries or affiliates in the ordinary course of business. For example, we have entered, and expect to enter in the future, agreements with Shanda Interactive’s subsidiaries or affiliates to purchase and sell advertising space relating to our games, to license our games to these companies to expand our user base, and receive certain consulting services.

In the future, for so long as Shanda Interactive remains our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Shanda Interactive that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Listing Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. In assessing a related party transaction, the Audit Committee shall consider all relevant factors when determining whether to approve a related-party transaction, including (i) the benefits to the Company of the transaction, (ii) whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, (iii) the materiality of the transaction to the Company, and (iv) the extent of the related party’s interest in the transaction.

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

On November 8, 2010, a former shareholder of Chengdu Simo Technology Co., Ltd., or Chengdu Simo, filed a claim with the Sichuan Superior People’s Court, or the Sichuan Court, against Shanghai Shulong Technology Co., Ltd., or Shanghai Shulong, alleging that Shanghai Shulong had failed to pay RMB48.8 million of non-contingent consideration (see Note 15 to our consolidated financial statement) in connection with the purchase of all of the outstanding shares of Chengdu Simo by Shanghai Shulong. This amount represents the final payment amount to be paid by Shanghai Shulong to the shareholder upon the achievement of certain milestones by Chengdu Simo relating to its game “Qi Xia Tian Xia.” The shareholder claimed RMB48.8 million plus accrued interest. Shanghai Shulong does not believe that the milestone has been achieved yet. On September 13, 2011, Shanghai Shulong filed a claim with Shanghai No.1 Intermediate People’s Court against the former shareholder of Chengdu Simo, alleging that the former shareholder had failed to perform the obligations under the relevant share purchase agreement. There still are no verdicts on the foregoing cases.

Other than as set forth above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

In 2009, prior to the consummation of our initial public offering, we declared an aggregate of RMB 700.4 million (US$102.6 million) in cash dividends payable solely to Shanda Interactive. As of December 31, 2009, we had paid Shanda Interactive all of the dividends declared in 2009.

In November 2011, our board of directors declared a cash dividend in the aggregate amount of approximately US$289 million payable to holders of our Class A and Class B ordinary shares. US$285 million was paid to our shareholders on January 20, 2012, with the remaining amount payable to holders of unvested restricted shares upon vesting.

Future cash dividends, if any, will be declared at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is generally dependent upon our receipt of dividends from our PRC subsidiaries in China. In order for our PRC subsidiaries to pay dividends to us, however, they must comply with the requirements of PRC law. For additional details regarding the impact of applicable PRC rules and regulations to our dividend policy, see Item 5, “Liquidity and capital resources—Cash flows and working capital.”

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

In November 2011, our board of directors declared a cash dividend in the aggregate amount of approximately US$289 million payable to holders of our Class A or Class B ordinary shares. US$285 million was paid to our shareholders on January 20, 2012, with the remaining amount payable to holders of unvested restricted shares upon vesting.

In January 2012, in connection with the dividend paid in U.S. dollars that month, we obtained a loan from the Bank of China in the amount of US$103 million (equivalent to RMB 650 million), at an interest rate of 5.03%. This loan is repayable in December 2012 and is collateralized by short term investments of RMB 650 million. In January 2012, we also obtained loans from various commercial banks in the aggregate amount of RMB 388 million at interest rates ranging from 5.49% to 6.71%. The proceeds from these loans were converted into U.S. dollars in connection with the dividend paid in January 2012. These loans are repayable in April 2012 and are collateralized with short term investments of RMB 400 million.

In February 2012, we obtained a loan from Minsheng Bank in the amount of US$156 million (equivalent to RMB 982 million) pursuant to a US$200.5 million facility agreement dated February 8, 2012, at an interest rate of 6% per annum. This loan is repayable in February 2013 and is collateralized by short term investments of RMB 984 million, upon which we earn a weighted average interest rate of approximately 6%. The majority of the collateral for this loan was obtained in February 2012 through unsecured loans from a company under common control of Shanda Interactive, in an aggregate amount of RMB 926 million, at an interest rate of 3% per annum, pursuant to entrusted loan agreements with China Merchant Bank. The majority of the proceeds from the Minsheng Bank loan were used to finance certain loans to Shanda Interactive, in amounts of US$147.0 million and US$13.0 million. These loans carry an interest rate of 3% per annum and are repayable in February 2013 and August 2012, respectively. In February 2012, we made an additional loan to a company under common control of Shanda Interactive in the amount of RMB 115 million (US$18.3 million) at an interest rate of 5.93% per annum.

Item 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “GAME.” Trading in our ADSs commenced on September 25, 2009.

The following table provides the high and low reported market prices for our ADSs on the NASDAQ Global Select Market for (1) each quarter in the two most recent fiscal years and the most recent quarter and (2) each of the most recent six months. On March 13, 2012, the last reported closing price for our ADSs was US$4.33 per ADS.

	Market Price (US$)
	High	Low
Yearly high and lows:
Year 2009 (from September 25, 2009)	$13.00	$8.76
Year 2010	$10.95	$4.99
Year 2011	$7.70	$3.46

Quarterly highs and lows:
First quarter 2010	$10.95	$6.36
Second quarter 2010	$7.61	$4.99
Third quarter 2010	$7.43	$5.24
Fourth quarter 2010	$6.97	$5.31
First quarter 2011	$7.26	$5.64
Second quarter 2011	$7.70	$5.75
Third quarter 2011	$6.93	$3.97
Fourth quarter 2011	$5.86	$3.46
First quarter 2012 (through March 13, 2012)	$4.88	$3.46

Monthly highs and lows:
September 2011	$5.65	$3.97
October 2011	$5.86	$3.46
November 2011	$5.44	$3.93
December 2011	$4.61	$3.76
January 2012	$4.88	$3.52
February 2012	$4.68	$3.46
March 2012 (through March 13, 2012)	$4.64	$4.04

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ADSs, each representing two of our ordinary shares, have been listed on The NASDAQ Global Select Market since September 25, 2009 under the symbol “GAME.”

D.	SELLING SHAREHOLDER

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Korean Won. Fluctuations in exchange rates, particularly those involving the U.S. dollar and the Korean Won, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the PBOC publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. As of December 30, 2011, the exchange rate of the U.S. dollar to Renminbi was 1:6.2939, which reflects a more than 23% appreciation of the Renminbi against the U.S. dollar since the modification of the exchange rate system in July 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

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

For more information about foreign exchange control and other foreign exchange regulations in China, see “Risk Factors—Risks Relating to the People’s Republic of China—Restrictions on currency exchange may limit our ability to utilize our capital effectively.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable to instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands, which indirectly holds our equity interest in our PRC subsidiaries. Our business operations are principally conducted through our VIEs. The EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of the PRC company distributing the dividends, subject to certain limitations. As our HK subsidiaries are Hong Kong companies and own 100% of equity interests in each of our PRC subsidiaries, under the aforesaid arrangement, any dividends that any of our PRC subsidiaries pays our HK subsidiaries may be subject to a withholding tax at the rate of 5%, subject to certain limitations, if our HK subsidiaries and we are not considered to be PRC tax resident enterprises as described below.

Under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team, as well as the management team of our HK subsidiaries, are located in China. If we or our HK subsidiaries are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors—Risks Relating to the People’s Republic of China—There are significant uncertainties under the EIT Law relating to our PRC enterprise income tax liabilities.”

Our PRC subsidiaries and VIEs are subject to business tax and related surcharges and value added tax, or VAT, on the revenues earned from service provided and products sold in China. The applicable business tax rate varies from 3% to 5% and the rate of VAT varies from 3% to 17%. According to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation in November 2011, effective on January 1, 2012, an entity that engages in any business falling within the category of “selected modern service industries” in Shanghai must switch from paying business tax to VAT for such business. Three of our PRC subsidiaries that engage in such business in Shanghai are subject to VAT at a rate of 6%, and have ceased paying the business tax as of January 1, 2012 for such part of their businesses.

PRC taxation of our overseas shareholders

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we or our HK subsidiaries are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas holders of our Class A ordinary shares or ADS holders as well as gains realized by such holders of our Class A ordinary shares or ADS holders from the transfer of our Class A ordinary shares or ADSs may be regarded as China-sourced income and as a result be subject to PRC tax, which in the case of dividends will be withheld by us at source. The withholding tax rate on China-source dividends paid to non-resident enterprises would generally be 10%, subject to the provisions of any applicable bilateral tax treaty between the PRC and the jurisdiction where the non-resident enterprise is incorporated. The U.S.–China tax treaty does not reduce the 10% tax rate. If we are treated as a PRC resident enterprise, any gain realized by any investors that are non-resident enterprises from the transfer of our Class A ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC tax.

Moreover, if we are treated as a PRC resident enterprise under the IITL, non-resident individual investors would be required to pay PRC individual income tax on dividends payable to such investors and any capital gains realized from the transfer of our Class A ordinary shares and/or ADSs if such dividends or gains were deemed to be derived from sources within the PRC. For this purpose, a non-resident individual is an individual who has no domicile in the PRC and has stayed within the PRC for less than one year during the relevant taxable year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our Class A ordinary shares and/or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC resident enterprise and dividends we pay with respect to our Class A ordinary shares and/or ADSs or the gains realized from the transfer of our Class A ordinary shares and/or ADSs are considered income derived from sources within the PRC by relevant PRC tax authorities, such income or gains earned by non-resident individuals may be subject to PRC tax, which in the case of dividends will be withheld by us at source. The foregoing PRC withholding tax would reduce your investment return on our Class A ordinary shares and/or ADSs and may also materially and adversely affect the price of our Class A ordinary shares and/or ADSs. Please see “Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.”

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold Class A ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds Class A ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding Class A ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Class A ordinary shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own Class A ordinary shares or ADSs representing ten percent or more of our voting stock;

•	persons who acquired Class A ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding Class A ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

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

Any dividend paid on our Class A ordinary shares or ADSs generally will be treated as foreign-source income to U.S. Holders for foreign tax credit purposes. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the Depositary’s receipt, of the dividend. As described in “Taxation—People’s Republic of China Taxation—PRC taxation of our overseas shareholders,” if we were deemed to be a tax resident enterprise under PRC tax law, dividends paid with respect to our Class A ordinary shares or ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends at a rate not exceeding any applicable treaty rate would be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

As described in “Taxation—People’s Republic of China Taxation—PRC taxation of us and our corporate group,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our Class A ordinary shares or ADSs may be subject to PRC tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC tax on dispositions in their particular circumstances.

Passive Foreign Investment Company Rules. Based on the composition of our income and assets and the value of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2011. That determination is subject to uncertainty, however, both because it is not clear how the contractual arrangements between our PRC subsidiaries and our VIEs will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain components of our revenue. Therefore, we cannot assure you that we were not a PFIC for the taxable year ended December 31, 2011. The determination of whether a company is a PFIC is based on the composition of its income and assets and the value of its assets from time to time and is made annually after the end of each taxable year. The value of our assets may depend on the market value of our equity, which is likely to fluctuate (and may fluctuate considerably given that the market prices of internet and online game companies historically have been volatile). For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our VIEs and the characterization of certain components of our revenue, we cannot assure you that we will not be a PFIC for the current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares or ADSs, the U.S. Holder would be subject to special tax rules discussed below.

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

If we were a PFIC for any taxable year during which a U.S. Holder held a Class A ordinary share or ADS, such U.S. Holder may be required to file with the Internal Revenue Service a report containing such information as the U.S. Treasury may require.

U.S. Holders should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

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

Certain U.S. Holders who are individuals may be required to report information relating to securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these rules on their reporting obligations.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.	SUBSIDIARY INFORMATION

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturities of over three months and PRC government and PRC corporate bonds. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest earning instruments in 2011, a 10% change in the interest rate would result in an increase or decrease of RMB 13.5 million (US$2.2 million) of our total amount of interest income in 2011.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollar and Korean Won. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC subsidiaries and VIEs. Based on the amount of our cash and cash equivalents as of December 31, 2011, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB 60.5 million (US$9.6 million) of our total amount of cash and cash equivalents.

In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, other than Shengqu’s loan of US$102.5 million which is secured by a cash deposit of RMB 702.1 million which Shengqu repaid in June 2010. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. See Item 10, “Additional Information—Exchange Controls.”

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

According to our deposit agreement with the ADS depositary, JPMorgan, holders of our ADSs may have to pay to JPMorgan, either directly or indirectly, fees or charges up to the amounts set forth below:

Service	Fee

Issuance or delivery of an ADR, including issuances against deposit of shares, issuances in respect of distributions, rights or other distributions, surrendering of an ADR for delivery of a Class A ordinary share, cancellation of an ADR, including issuance, delivery, surrendering or cancellation in connection with share distributions, stock splits, rights and mergers.	US$5.00 for each 100 ADRs (or portion thereof), to be paid to the depositary.

Any cash distribution (other than cash dividend).	Up to US$0.05 per ADS.

Depositary services	US$0.02 per ADS.

A fee equivalent to the fee that would have been payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions Converting foreign currency to U.S. dollars

JPMorgan, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program, subject to a limit based upon the amount of fees collected by JPMorgan from ADR holders. For the year ended December 31, 2011, the depositary reimbursed US$ 1.1 million to us.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable.

E. USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management, including our chief executive officer and our chief financial officer, has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management or our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our chief executive officer and chief financial officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report on pages F-2 of this Annual Report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Andy Lin qualifies as an audit committee financial expert as such term is defined in Item 16A(b) of Form 20-F.

Our board of directors has determined that all of the members of our audit committee are independent as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 of the Exchange Act.

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

	For the year ended December 31,
	2010	2011
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	8,486	12,335	1,959

Total	8,486	12,335	1,959

(1)	Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our consolidated subsidiaries and affiliated companies.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 1, 2010, we announced that our board of directors had authorized us to repurchase up to $150 million worth of our outstanding ADSs representing the Class A ordinary shares from time to time over the next twenty four (24) months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2011.

Period	(a) Total Number of ADS Purchased	(b) Average Price Paid per ADS in US$ (1)	(c) Total Number of ADS Purchased as Part of Publicly Announced Plan	(d) Maximum Approximate U.S. dollar Value of ADS that May Yet Be Purchased Under the Plan
September 1 – September 30, 2011	2,626,452	$5.04	8,688,443	$99,175,349
October 1 – October 31, 2011	3,290,350	$4.52	11,978,793	$84,299,409
November 1 – November 2, 2011	193,858	$5.06	12,172,651	$83,317,763

(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Shanda Games Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 30, 2009).

2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

2.2	Specimen of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

4.1	Amended and Restated 2008 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.4	Master Separation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated July 1, 2008 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.5	English translation of Amended and Restated Cooperation Agreement among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.6	English translation of Domain Names and Trademarks License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.7	The Non-Compete and Non-Solicitation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated September 10, 2009 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.8	English translation of Amended and Restated Sales Agency Agreement among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Development Co., Ltd. and Shanghai Shulong Computer Technology Development Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.9	English translation of Framework Agreement on Disposition of Shanda Point Cards Inventories among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Development Co., Ltd., Hangzhou Bianfeng Networking Technology Co., Ltd., Shanghai Shulong Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.10	English translation of Share Entrustment Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.11	English translation of Share Pledge Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.12	English translation of Power of Attorney to Business Operating Agreement executed by Dongxu Wang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.13	English translation of Power of Attorney to Business Operating Agreement executed by Yingfeng Zhang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.14	English translation of Share Disposition Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.15	English translation of Business Operation Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.16	English translation of Exclusive Consulting and Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.17	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated July 1, 2008 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.18	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.19	Mir II License Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong New Area Imp. & Exp. Corp. dated June 29, 2001 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.20	Mir II Amendment Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd., and Shanghai Pudong Imp. & Exp. Co., Ltd. dated August 19, 2003 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.21	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Networking Co., Ltd. and Shanghai Pudong Imp. & Exp. Co., Ltd. dated September 22, 2005 (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.22	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong IMP & EXP Co., Ltd. dated November 26, 2008 (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.23	Assignment Agreement of Mir II among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.24	Sale and Purchase Agreement between Shanda Games International (Pte) Ltd., all of the shareholders of Eyedentity Games, Inc., and Eun Sang Lee, as the seller’s representative, dated as of September 7, 2010 (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (file no. 001-34454) filed with Securities and Exchange Commission on May 25, 2011).

4.25*	English translation of the Cooperation Agreement between Shanda Online and Shanda Games among Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010.

4.26*	English translation of Supplement to the Cooperation Agreement between Shanda Online and Shanda Games among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010.

4.27*	English translation of Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of May 1, 2011.

4.28*	English translation of Supplement Agreement to Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of December 30, 2011.

4.29*	Facility Agreement dated February 8, 2012 for Shanda Online International (HK) Limited, Shanda Games Technology (HK) Limited and Shanda Games Holdings (HK) Limited, as borrowers, arranged by China Minsheng Banking Corp., Ltd., Hong Kong Branch, as arranger and agent, with China Minsheng Banking Corp., Ltd., Hong Kong Branch, as account bank.

4.30*	English translation of Entrusted Loan Agreements between China Merchant Bank Co., Ltd. and each of Lansha Information Technology (Shanghai) Co.,Ltd., Shengji Information Technology (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co.,Ltd.

4.31*	Loan Agreement dated February 8, 2012 between Shanda Interactive Entertainment Limited and Shanda Games Limited.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by references to Exhibit 99.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

*	filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA GAMES LIMITED

By:	/s/ Qunzhao Tan
Name: Qunzhao Tan
Title: Chairman and Chief Executive Officer

Date: March 19, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Shanda Games Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Shanda Games Limited (the “Company”) and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits, (which were integrated audits in 2011 and 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

March 19, 2012

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

		For the Years Ended December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$ (Note 2(5))
Net revenues:	2(18),2(35)
Online game revenues generated in China		4,727,714	4,318,893	4,975,464	790,522
Other revenues		78,991	185,815	306,432	48,687

Total net revenues		4,806,705	4,504,708	5,281,896	839,209

Cost of revenues
Third parties	2(21)	(1,049,281)	(1,032,639)	(1,152,855)	(183,170)
Related parties	2(21),21	(884,193)	(804,543)	(903,096)	(143,488)

Total cost of revenues		(1,933,474)	(1,837,182)	(2,055,951)	(326,658)

Gross profit		2,873,231	2,667,526	3,225,945	512,551

Operating expenses:
Product development	2(23)	(339,754)	(465,793)	(694,329)	(110,318)
Sales and marketing
Third parties	2(24)	(206,739)	(275,267)	(255,110)	(40,533)
Related parties	2(24),21	(226,239)	(226,542)	(355,135)	(56,425)
General and administrative	2(22)	(366,136)	(367,029)	(447,333)	(71,074)

Total operating expenses		(1,138,868)	(1,334,631)	(1,751,907)	(278,350)

Income from operations		1,734,363	1,332,895	1,474,038	234,201
Interest income		26,262	61,706	135,381	21,510
Investment income		214	214	543	86
Other income, net	5	169,444	215,580	171,309	27,218

Income before income tax expenses and equity in losses of affiliated companies		1,930,283	1,610,395	1,781,271	283,015
Income tax expenses	6	(428,676)	(300,352)	(485,278)	(77,103)
Equity in losses of affiliated companies	10	(30,071)	(5,376)	(10,004)	(1,589)

Net income		1,471,536	1,304,667	1,285,989	204,323
Less: Net income attributable to non-controlling interests	18	(18,564)	(15,846)	(21,115)	(3,355)

Net income attributable to Shanda Games Limited		1,452,972	1,288,821	1,264,874	200,968

Redeemable non-controlling interests redemption value accretion	4	—	—	(558)	(89)

Net income attributable to Shanda Games Limited’s ordinary shareholders		1,452,972	1,288,821	1,264,316	200,879

Net income		1,471,536	1,304,667	1,285,989	204,323
Other comprehensive income:
Unrealized (loss) gain on marketable securities		6,389	(3,842)	(1,540)	(245)
Currency translation adjustments of the Company	2(4)	183	17,409	7,260	1,154
Currency translation adjustments of an affiliated company/subsidiaries	2(4)	42,642	6,277	(53,052)	(8,429)

Comprehensive income		1,520,750	1,324,511	1,238,657	196,803
Comprehensive income attributable to non-controlling interests		(39,569)	(17,659)	(1,529)	(243)

Comprehensive income attributable to Shanda Games Limited		1,481,181	1,306,852	1,237,128	196,560

Earnings per ordinary share	2(30),7
Basic		2.61	2.26	2.23	0.35

Diluted		2.60	2.26	2.23	0.35

Weighted average ordinary shares used in per share calculation	7
Basic		556,575,353	570,645,594	567,138,809	567,138,809

Diluted		559,600,871	570,795,057	567,178,693	567,178,693

Share-based compensation included in:	2(25), 19
Cost of revenues		(1,175)	(761)	(958)	(152)
Product development		(2,113)	(29,778)	(24,094)	(3,828)
Sales and marketing		(948)	(293)	(213)	(34)
General and administrative		(121,575)	(75,095)	(65,707)	(10,440)

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Notes	December 31, 2010	December 31, 2011	December 31, 2011
		RMB	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	2(6),8	1,571,771	1,835,476	291,628
Restricted cash	2(7)	5,432	20,363	3,235
Short-term investments	2(8)	597,614	2,209,007	350,976
Marketable securities	2(9)	5,378	3,837	610
Accounts receivable, net of allowance for doubtful accounts	2(10),9	48,386	72,757	11,560
Accounts receivable due from related parties	21	389,890	405,953	64,499
Deferred licensing fees and related costs	2(20)	44,455	19,776	3,142
Prepayments and other current assets		132,766	181,985	28,915
Other receivables due from related parties	21	531,888	931,395	147,984
Deferred tax assets	6	66,884	74,765	11,878

Total current assets		3,394,464	5,755,314	914,427

Time deposits with maturity over one year	2(8)	1,215,274	—	—
Investment in affiliated companies	2(11),10	31,452	37,882	6,019
Property and equipment, net	2(12),11	195,420	230,475	36,619
Intangible assets	2(13),12	1,269,664	994,748	158,050
Goodwill	2(14),13	486,907	492,116	78,189
Long-term rental deposits		62,355	95,135	15,115
Other long term assets	2(15)	104,484	326,579	51,888
Non-current deferred tax assets	6	19,603	26,338	4,185

Total assets		6,779,623	7,958,587	1,264,492

LIABILITIES
Current liabilities:
Short-term borrowings	14	—	858,849	136,457
Accounts payable		64,609	38,355	6,094
Accounts payable due to related parties	21	65,284	77,349	12,290
Licensing fees and royalty fees payable		245,988	188,224	29,906
Taxes payable		146,446	190,574	30,279
Deferred revenue	2(19)	233,743	173,436	27,556
Other payables and accruals	15	366,050	415,977	66,092
Other payables due to related parties	21	950,743	125,910	20,005
Deferred tax liabilities	6	69,684	72,910	11,585
Dividend payable	2(29)	—	1,823,314	289,695

Total current liabilities		2,142,547	3,964,898	629,959

Long-term liabilities		30,894	68,863	10,942
Non-current deferred tax liabilities	6	297,200	260,186	41,339
Non-current deferred revenue	2(19)	50,168	47,641	7,569

Total liabilities		2,520,809	4,341,588	689,809

Commitments and contingencies	24	—	—	—
Redeemable non-controlling interests	4	—	13,971	2,220

EQUITY
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, 158,302,554 and 151,222,556 issued and outstanding as of December 31, 2010 and 2011)	16	1,190	725	115
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 409,087,000 and 409,087,000 issued and outstanding as of December 31, 2010 and 2011)	16	40,193	40,193	6,386
Additional paid-in capital		1,419,666	1,561,343	248,072
Statutory reserves	2(28)	141,563	147,083	23,369
Accumulated other comprehensive loss		(40,734)	(68,480)	(10,880)
Retained earnings		2,458,072	1,665,006	264,543

Total Shanda Games Limited shareholders’ equity		4,019,950	3,345,870	531,605
Non-controlling interests	18	238,864	257,158	40,858

Total equity		4,258,814	3,603,028	572,463

Total liabilities and equity		6,779,623	7,958,587	1,264,492

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Share (US$0.01 Par Value)						Total Shanda Games Limited
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders’ Equity	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	550,000,000	40,193	477,250	113,869	(86,974)	552,644	1,096,982	138,933	1,235,915
Issuance of ordinary shares upon initial public offering	26,087,000	1,782	1,039,371	—	—	—	1,041,153	—	1,041,153
Corporate expense allocation (Note 2(1))	—	—	14,351	—	—	—	14,351	—	14,351
Share-based compensation (Note 19)	—	—	112,450	—	—	—	112,450	13,361	125,811
Exercise of share option of a foreign subsidiary	—	—	1,932	—	—	—	1,932	14,023	15,955
Cumulative currency translation adjustments of the Company	—	—	—	—	183	—	183	—	183
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	21,637	—	21,637	21,005	42,642
Unrealized gain on marketable securities	—	—	—	—	6,389	—	6,389	—	6,389
Appropriations to statutory reserves	—	—	—	13,165	—	(13,165)	—	—	—
Distribution to Shanda	—	—	(416,165)	—	—	(512,226)	(928,391)	—	(928,391)
Net income	—	—	—	—	—	1,452,972	1,452,972	18,564	1,471,536

Balance as of December 31, 2009	576,087,000	41,975	1,229,189	127,034	(58,765)	1,480,225	2,819,658	205,886	3,025,544

Share repurchase of the Company	(12,123,982)	(821)	(21,112)	—	—	(233,992)	(255,925)	—	(255,925)
Corporate expense allocation (Note 2(1))	—	—	8,183	—	—	—	8,183	—	8,183
Restricted stock granted to subsidiary employees in connection with acquisition (Note 4)	—	—	24,050	—	—	—	24,050	—	24,050
Share-based compensation (Note 19)	—	—	100,907	—	—	—	100,907	5,020	105,927
Exercise of share option of the Company	3,426,236	229	24,299	—	—	—	24,528		24,528
Exercise of share option of a foreign subsidiary	—	—	439	—	—	—	439	3,848	4,287
Cumulative currency translation adjustments of the Company	—	—	—	—	17,409	—	17,409	—	17,409
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	4,464	—	4,464	1,813	6,277
Unrealized loss on marketable securities	—	—	—	—	(3,842)	—	(3,842)	—	(3,842)
Appropriations to statutory reserves	—	—	—	14,529	—	(14,529)	—	—	—
Distribution to Shanda	—	—	53,711	—	—	(62,453)	(8,742)	—	(8,742)
Non-controlling interests arising from acquisition	—	—	—	—	—	—	—	6,451	6,451
Net income	—	—	—	—	—	1,288,821	1,288,821	15,846	1,304,667

Balance as of December 31, 2010	567,389,254	41,383	1,419,666	141,563	(40,734)	2,458,072	4,019,950	238,864	4,258,814

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Share (US$0.01 Par Value)						Total Shanda Games Limited Shareholders’ Equity
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings		Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Share repurchase of the Company	(12,221,320)	(778)	(21,970)	—	—	(163,539)	(186,287)	—	(186,287)
Corporate expense allocation (Note 2(1))	—	—	7,008	—	—	—	7,008	—	7,008
Share-based compensation (Note 19)	—	—	82,646	—	—	—	82,646	8,326	90,972
Exercise of share options of the Company	5,141,622	313	9,390	—	—	—	9,703	—	9,703
Exercise of share options of a foreign subsidiary	—	—	1,441	—	—	—	1,441	5,349	6,790
Cumulative currency translation adjustments of the Company	—	—	—	—	7,260	—	7,260	—	7,260
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	(33,466)	—	(33,466)	(19,586)	(53,052)
Unrealized loss on marketable securities	—	—	—	—	(1,540)	—	(1,540)	—	(1,540)
Appropriations to statutory reserves	—	—	—	5,520	—	(5,520)	—	—	—
Distribution to Shanda	—	—	64,185	—	—	(65,009)	(824)	—	(824)
Dividends declared to shareholders	—	—	—	—	—	(1,823,314)	(1,823,314)	—	(1,823,314)
Change of equity in an affiliated company of a subsidiary	—	—	(1,023)	—	—	—	(1,023)	(972)	(1,995)
Non-controlling interests arising from acquisition (Note 18)	—	—	—	—	—	—	—	4,062	4,062
Redeemable non-controlling interests redemption value accretion (Note 4)	—	—	—	—	—	(558)	(558)	—	(558)
Net income	—	—	—	—	—	1,264,874	1,264,874	21,115	1,285,989

Balance as of December 31, 2011	560,309,556	40,918	1,561,343	147,083	(68,480)	1,665,006	3,345,870	257,158	3,603,028

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	For the Years Ended December 31
	2009	2010	2011	2011
	RMB	RMB	RMB	US$ (Note 2(5))
Cash flows from operating activities:
Net income	1,471,536	1,304,667	1,285,989	204,323
Adjustments for:
Share-based compensation expenses	125,811	105,927	90,972	14,454
Corporate expenses allocated from Shanda	14,351	8,183	7,008	1,113
Depreciation of property and equipment	44,797	57,017	74,439	11,827
Amortization of intangible assets	151,852	246,579	278,375	44,229
Impairment of intangible assets	—	—	23,216	3,689
Provision for losses on receivables	3,411	14,933	1,369	218
Loss from disposal of fixed assets	3,613	2,566	1,651	262
Investment income	(214)	(214)	(543)	(86)
Impairment of prepaid upfront license fee in other long-term assets	—	10,173	49,574	7,877
Foreign exchange loss / (gain)	5,290	5,164	(19,333)	(3,072)
Other income	—	(4,742)	—	—
Deferred taxes and change of withholding tax	33,572	(9,297)	(48,258)	(7,667)
Equity in losses of affiliated companies	30,071	5,376	10,004	1,589
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(12,085)	24,113	(26,054)	(4,140)
Receivables due from related parties	130,455	13,339	(24,852)	(3,949)
Deferred licensing fees and related costs	(2,265)	9,082	19,909	3,163
Prepayments and other current assets	(40,718)	(2,813)	(81,300)	(12,917)
Upfront licensing fee paid in intangible assets	(105,749)	(2,300)	(11,724)	(1,863)
Prepayment for upfront license fee in other long term assets	(19,754)	(22,746)	(290,608)	(46,173)
Other long-term deposits	(9,384)	4,905	(38,886)	(6,178)
Accounts payable	6,440	13,913	(676)	(107)
Licensing fees and royalty fees payable	31,744	4,757	10,236	1,626
Taxes payable	51,909	2,699	49,043	7,792
Deferred revenue	(77,332)	(15,712)	(51,259)	(8,144)
Payables due to related parties	12,620	(3,182)	2,970	472
Other payables, accruals and other long-term liabilities	160,536	(27,055)	87,943	13,973

Net cash provided by operating activities	2,010,507	1,745,332	1,399,205	222,311

Cash flows from investing activities:
Decrease /(increase) in restricted cash for foreign currency forward contract	(702,075)	702,075	—	—
Payment for the transfer of equity interest in a subsidiary from Shanda	(479,661)	—	—	—
Proceeds from income of marketable securities	214	214	543	86
Proceeds from disposal of short-term investments	—	—	972,811	154,564
Increase of short-term investments and time deposits with maturity over one year	(502,350)	(1,034,983)	(1,414,616)	(224,760)
Decrease in loan receivable	18	—	—	—
Increase of other receivables due from related parties	—	(523,000)	(390,719)	(62,079)
Purchase of property and equipment	(96,668)	(79,298)	(132,429)	(21,041)
Proceeds from disposal of fixed assets	480	3,006	2,199	349
Purchase of intangible assets	(11,944)	(6,708)	(29,105)	(4,624)
Acquisition of subsidiaries, net of cash acquired	(93,626)	(979,635)	(12,437)	(1,974)
Investment in affiliated companies	(18,606)	(31,900)	(18,974)	(3,015)

Net cash used in investing activities	(1,904,218)	(1,950,229)	(1,022,727)	(162,494)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares upon IPO	1,041,153	—	—	—
Proceeds from loans borrowed	1,077,670	—	876,850	139,317
Increase of other payables due to related parties	—	947,049	91,190	14,489
Decrease of other payables due to related parties	—	—	(907,310)	(144,157)
Repayment of loans	(375,595)	(717,075)	(1,090)	(173)
Repurchase of own shares by the Company	—	(255,925)	(186,287)	(29,598)
Proceeds from issuance of ordinary shares under stock option plan of the Company	—	1,106	33,114	5,261
Proceeds from issuance of ordinary shares under stock option plan of a subsidiary	15,955	4,287	6,790	1,079
Net distribution to Shanda	(708,729)	—	—	—

Net cash (used in) / provided by financing activities	1,050,454	(20,558)	(86,743)	(13,782)

Effect of exchange rate changes on cash	13,517	(1,925)	(26,030)	(4,136)
Net (decrease) / increase in cash and cash equivalents	1,170,260	(227,380)	263,705	41,899
Cash and cash equivalents, beginning of year	628,891	1,799,151	1,571,771	249,729

Cash and cash equivalents, end of year	1,799,151	1,571,771	1,835,476	291,628

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	323,937	264,981	381,703	60,647
Cash paid for interest expenses	814	419	22,605	3,592
Supplemental disclosure of non-cash investing activities:
Acquisition related obligation	48,800	61,826	58,771	9,338
Issuance of restricted stocks to acquire Mochi	—	24,050	—	—
Accounts payable related to purchase of property and equipment	3,046	23,628	4,802	763
Supplemental disclosure of non-cash financing activities:
Dividends declared to shareholders	—	—	1,823,314	289,695
Restricted cash relating to the exercise of employee stock options	54,471	5,432	20,363	3,235
Other receivables from issuance of ordinary shares under stock option plan of the Company	—	23,442	12	2

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of operations

Shanda Games Limited (“Shanda Games” or “the Company”), a Cayman Islands limited company, is principally engaged in the development and operation of online games and related businesses in the People’s Republic of China (the “PRC”). The Company currently operates its business in China through its wholly-owned subsidiaries (“PRC subsidiaries”) which consist of Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shengji Information Technology (Shanghai) Co., Ltd. (“Shengji”), Lansha Information Technology (Shanghai) Co., Ltd. (“Lansha”) and Kuyin Software (Shanghai) Co., Ltd (“Kuyin”); its variable interest entities and their subsidiaries (“VIEs”), which consist of Shanghai Hongli Digital Technology Co., Ltd. (“Shanghai Hongli”) and Shanghai Shulong Technology Development Co., Ltd. (“Shanghai Shulong”) and their wholly-owned subsidiaries, Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”), Chengdu Youji Technology Co., Ltd. (“Chengdu Youji”), Tianjin Youji Technology Co., Ltd. (“Tianjin Youji”), Chengdu Aurora Technology Development Co., Ltd. (“Chengdu Aurora”), and Chengdu Simo Technology Co., Ltd. (“Chengdu Simo”). Collectively, the PRC subsidiaries and the VIEs are referred to as the “PRC companies.” The Company, together with (i) its wholly-owned subsidiaries, mainly including Shanda Games Holdings (HK) Limited (“Shanda Games (HK)”), Shanda Games International Pte. Ltd. (“Games International”) and its majority-owned subsidiaries; (ii) Mochi Media, Inc. (“Mochi”); (iii) Eyedentity Games, Inc., (“Eyedentity”); (iv) Actoz Soft Co., Ltd., (“Actoz”), a Korean developer, operator and publisher of online games listed on the KOSDAQ and its majority-owned subsidiaries; and (v) the VIEs, shall collectively be referred to as “the Group”.

The Reorganization

Shanda Games’ online game business was founded by Shanda Interactive Entertainment Limited (“Shanda”), its parent, in 2001 and was operated by Shanda through certain of its subsidiaries and variable interest entities until the reorganization of Shanda came into effect on July 1, 2008 (the “Reorganization”).

Prior to the Reorganization, in order to comply with PRC laws and regulations that restrict foreign ownership of companies to operate online game businesses in China, Shanda operated its online game business in China through Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”), which is wholly-owned by Tianqiao Chen, the chairman and chief executive officer of Shanda, and Danian Chen, a director and president and chief operating officer of Shanda, both of whom are PRC citizens, and through Nanjing Shanda Networking Co., Ltd. (“Nanjing Shanda”) and Hangzhou Bianfeng Networking Co., Ltd. (“Hangzhou Bianfeng”), which are wholly-owned subsidiaries of Shanda Networking. Shanda Networking and its subsidiaries hold the licenses and approvals that are required to operate the online game business.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

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

•

New VIE Agreements. The PRC subsidiaries entered into various agreements, including contracts relating to the transfer of assets, the provision of services and software licenses and equipment with the VIEs and contracts relating to certain shareholder rights and corporate governance matters with the VIEs and their nominee shareholders (collectively, the “New VIE Agreements”).

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

•

Game Licensing Agreements. Prior to the Reorganization, Shengqu had licensed certain rights to online games from various third parties, which rights were sublicensed to Shanda Networking and its subsidiaries. As a part of the Reorganization, Shengqu amended such third party license agreements to allow Shengqu to sublicense its rights to the VIEs. Following the Reorganization, the Company conducts its online game business through the VIEs.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The Group’s statement of operations include allocations of certain general corporate expenses of Shanda. These general corporate expenses primarily relate to corporate employee compensation costs, professional service fees, and other expenses arising from the provisions of corporate functions, including finance, legal, technology, investment, and executive management. These expenses are allocated based on estimates that management considers to be reasonable reflections of the utilization of services provided to, or benefits received by the Group, as specific identification is not practical. These expenses are as follows:

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

Total general corporate expenses allocated from Shanda to the Group are RMB14.4 million, RMB8.2 million and RMB7.0 million for the years ended December 31, 2009, 2010 and 2011, respectively. From the second half year of 2009, since the Group has established its own finance, legal, investment and certain executive management functions and begun to promote its own brands, no such general corporate expenses were allocated to the Group, except for certain employee compensation costs from corporate functions such as technology, human resources and executive management that the Group does not have. While the expenses allocated to the Group for these items are not necessarily indicative of the expenses that the Group would have incurred if the Group had been a separate, independent entity during the years presented, management believes that the foregoing presents a reasonable basis of estimating what the Group’s expenses would have been on a historical basis. General corporate expenses allocated from Shanda are recorded as capital contribution by Shanda.

In addition, there are certain technical service arrangements between the Group and the other subsidiaries of Shanda as disclosed in Note 21.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance for doubtful accounts, revenue recognition, determination of the life of virtual items, assessment of recoverability of long-lived assets and goodwill, estimated useful lives of property and equipment as well as intangible assets, share-based compensation expense, consolidation of variable interest entities, valuation allowances for deferred tax assets, determination of fair value of identifiable assets and liabilities acquired through business combinations, recognition of non-controlling interests, accounting for equity investments and other-than temporary impairments, and determination of functional currencies. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

(3) Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. Investments in equity securities for which the Company can exercise significant influence are accounted for by the equity method of accounting.

The Company follows guidance relating to the consolidation of Variable Interest Entities in Accounting Standards Codification (“ASC”) 810-10, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

To comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Group conducts all its online game business through the VIEs. These companies hold the licenses and approvals to operate online games in the PRC. The capital of the VIEs is funded by the PRC subsidiaries and recorded as interest-free loans to individuals who are directors, officers, principal shareholders or employees of the Company. The portion of the loans for capital injection is eliminated with the capital of the VIEs during consolidation. The interest-free loans to the shareholders of the VIEs as of December 31, 2009, 2010 and 2011 were RMB10.8 million, RMB30.1 million and RMB30.1 million, respectively.

Pursuant to the contractual arrangements between the PRC subsidiaries and the VIEs, the PRC subsidiaries provide services, software and technology licenses and equipment to the VIEs in exchange for fees, determined according to certain agreed formulas. During the years ended December 31, 2009 2010, and 2011, the total amount of such fees was approximately RMB2,878.1 million, RMB2,313.8 million and RMB2,363.2 million, respectively, which represented the substantial majority of the operating profits of the VIEs. The PRC subsidiaries have also undertaken to provide financial support to the VIEs to the extent necessary for their operations. The following is a summary of the key agreements in effect:

Loan Agreements. The PRC subsidiaries entered into loan agreements with each shareholder of the relevant VIEs. Under these loan agreements, the PRC subsidiaries granted an interest-free loan to each shareholder of the VIEs solely for their capital contributions to the VIEs. The loans have an unspecified term and shall become payable when the PRC subsidiaries request repayment at any time. The shareholders of the VIEs may not prepay all or any part of the loans without the relevant PRC subsidiaries’ prior written request.

Equity Disposition Agreements. The Group’s VIEs and their shareholders entered into equity disposition agreements with the relevant PRC subsidiaries. Pursuant to such agreements, the PRC subsidiaries and any third party designated by them have the exclusive right to purchase from the shareholders of the Group’s VIEs all or any part of their equity interests in the relevant VIE at a purchase price equal to the amount of the registered capital of the VIE or the lowest price permissible by the then-applicable PRC laws and regulations. The PRC subsidiaries may exercise such right at any time during the term of the agreement until it has acquired all equity interests of the relevant VIE, subject to applicable PRC laws. Moreover, under the equity disposition agreements, neither the Group’s VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operation, equity and other legal rights without the prior written approval of the relevant PRC subsidiary, including, without limitation, declaration and distribution of dividend and profit; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. All these agreements have an initial term of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiary’s requests.

Business Operation Agreements. The PRC subsidiaries entered into business operation agreements with the relevant VIEs and their shareholders. Under such agreements, the PRC subsidiaries have the right to nominate the directors of the relevant VIE’s board, designate general manager, financial controller and other senior management of the relevant VIE. In addition, the VIEs may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of the relevant PRC subsidiary. Such transactions include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than agreed amount; declaration of dividends or profit distribution; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under the agreement to a third party. These agreements have an initial term of 20 years (with the earliest expiration date being July 1, 2028 ) and are renewable upon the relevant PRC subsidiary’ request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE and to each of their shareholders. Neither the VIEs nor any of its shareholders may terminate the agreement prior to its expiration date.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Exclusive Consulting and Service Agreements. The PRC subsidiaries and VIEs entered into exclusive consulting and service agreements. Under these agreements, the VIEs and their subsidiaries agreed to engage the relevant PRC subsidiary as their exclusive provider of technology consulting and services. Unless otherwise agreed among the parties, the VIEs will pay to the relevant PRC subsidiary service and consulting fees taking in account the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. The PRC subsidiaries will exclusively own any intellectual property arising from the performance of this agreement. These agreements have an initial term of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiary’s request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE. The VIEs may not terminate such agreement prior to its expiration date. Under the Exclusive Consulting and Service Agreements, the VIEs agreed to engage the relevant PRC subsidiary as their exclusive provider of technology consulting and other services. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. Pursuant to that principle and based upon the relevant VIE’s specific needs for technology support and services, the parties enter into a supplemental agreement from time to time, which typically sets forth the basic pricing terms including the total fees to be paid and the payment methods. The fees are typically determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. The fees are usually settled according to contract terms in two to three installments.

Equity Pledge Agreements. The shareholders of the VIEs entered into share pledge agreements with the relevant PRC subsidiaries. Under the share pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the relevant PRC subsidiaries as collateral for all of their payments due to the PRC subsidiaries and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements, equity disposition agreements, exclusive consulting and service agreements and the business operation agreements. The pledge shall remain effective until all obligations under such agreements have been fully performed. The VIEs are prohibited from declaring any dividend or making any profit distribution during the term of the pledge. Without the relevant PRC subsidiary’ prior written consent, no shareholder of the VIEs may transfer any equity interests in the VIEs. If any event of default as provided for therein occurs, the relevant PRC subsidiary, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements.

Power of Attorney (or Proxy). Each shareholder of the VIEs executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, financial controller and other senior management of the VIEs. The power of attorney (or proxy) is irrevocable and continually valid as long as the principal is the shareholder of the relevant VIE.

As a result of these agreements, the Company is considered the primary beneficiary of the VIEs and their subsidiaries and accordingly the results of operations, assets and liabilities of the VIEs and their subsidiaries are consolidated in the Group’s financial statements.

Shareholders of the VIEs may potentially have conflicts of interest with the Company, and they may breach their contracts with the PRC subsidiaries or cause such contracts to be amended in a manner contrary to the interests of the Company. As a result, the Company may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Company’s business operations and adversely affect the Company’s ability to control the VIEs. In light of the fact that most of the shareholders of the VIEs are directors, officers, principal shareholders or employees of the Company or the PRC subsidiaries, management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant.

As described above, in order to comply with the restrictions imposed by PRC rules and regulations on foreign ownership in online game and other Internet-related businesses, the Company operates its business in China primarily through the VIEs. Although management is of the opinion that the current ownership structure of the Company, its PRC subsidiaries and VIEs and the contractual arrangements between the respective PRC subsidiaries, VIEs and their shareholders are in compliance with existing PRC laws, rules and regulations, the Company cannot be certain that the PRC government authorities will not ultimately take a view contrary to that of the Company due to the lack of official interpretation and clear guidelines.

If the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the results of operation of the VIEs.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

As of December 31, 2011, the total assets of the consolidated VIEs were RMB 2,109.5 million (2010: RMB1,714.3 million), mainly comprised of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets, intangible assets, fixed assets, goodwill, deferred tax assets, and other long term assets. These balances are reflected in the Group’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the equity holders of VIEs effectively assigned all of their voting rights underlying their equity interest in VIEs to the Group’s PRC subsidiaries. In addition, through the other aforementioned agreements, the Group demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The Group considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs in the amount of RMB 350.1 million as of December 31, 2011 (2010: RMB347.1 million). As all of the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIEs. As of December 31, 2011, the total liabilities of the consolidated VIEs were RMB1,105.2 million (2010: RMB 932.7 million), including accounts payable of RMB200.4 million (2010: RMB140.4 million), amounts due to related parties of RMB411.6 million (2010: RMB244.2 million), deferred revenue of RMB136.8 million (2010: RMB214.0 million), taxes payable of RMB90.5 million (2010: RMB85.9 million), other payables and accruals of RMB239.8 million (2010: RMB214.2 million), and deferred tax liabilities of RMB26.1 million (2010: RMB34.0 million). As of December 31, 2011, the total equity of the consolidated VIEs was RMB1,004.3 million (2010: RMB781.6 million).

For the year ended December 31, 2011, the total net revenues, cost of revenues and net profits of the consolidated VIEs were RMB4,985.7 million, RMB4,056.9 million and RMB230.5 million, respectively. For the year ended December 31, 2010, the total net revenues, cost of revenues and net profits of the consolidated VIEs were RMB4,317.7 million, RMB3,633.4 million and RMB206.9 million, respectively. For the year ended December 31, 2009, the total net revenues, cost of revenues and net profits of the consolidated VIEs were RMB4,755.9 million, RMB4,080.0 million and RMB279.1 million, respectively.

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

Please refer to “Contingencies” under Note 24 for the risks relating to the VIE arrangements.

(4)  Foreign currency translation

The functional currency of the Company is the United States dollar (“US$” or “U.S. dollars”) and its reporting currency is the Renminbi (“RMB”). The PRC subsidiaries and the VIEs use RMB as their functional currency. Actoz and Eyedentity’s functional currency is the Korean Won. The functional currency of the Company’s major subsidiaries other than the PRC subsidiaries, the VIEs, Actoz, and Eyedentity is the U.S. dollar.

Assets and liabilities of the Company, its subsidiaries other than the PRC subsidiaries and the VIEs are translated at the current exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity for the years presented.

Transactions denominated in currencies other than functional currencies are remeasured into the functional currencies at the exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currencies using the applicable exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

(5)  Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the rate of US$1.00 to RMB6.2939, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(6)  Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(7)  Restricted cash

Restricted cash mainly represents cash held in a designated bank account for the sole purpose of transmitting proceeds from the exercise of stock options.

(8)  Short-term investments and time deposits with maturity over one year

Short-term investments represent the bank time deposits with original maturities longer than three months and less than one year. As of December 31, 2011, short-term investments of RMB 902.9 million were pledged for the bank borrowings of RMB 858.8million. Short-term investments of RMB361.1 million were pledged for bank borrowings obtained in 2012.

Time deposits with maturity over one year represent bank time deposits with remaining maturities over one year.

(9)  Marketable securities

Marketable securities primarily include available-for-sale marketable equity securities. Marketable securities are classified as short-term based on their high liquidity. Marketable securities are carried at fair market value with unrealized appreciation (or depreciation) reported as a component of accumulated other comprehensive income (or loss) in shareholders’ equity, net of tax. The specific identification method is used to determine the cost of marketable securities disposed. Realized gains and losses are reflected as investment income or losses.

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

During the years ended December 31, 2009, 2010 and 2011, the Group recorded unrealized gains of approximately RMB6.4 million and unrealized losses of RMB3.8 million and RMB1.5 million, respectively, as components of other comprehensive loss, net of tax.

(10)  Allowances for doubtful accounts

The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(11) Investment in affiliated companies

Affiliated companies are entities over which the Group has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations and comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company.

The Group continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. Impairment losses on equity method investments are included in earnings of affiliated companies. Impairment losses recorded during the years ended December 31, 2009, 2010 and 2011 were nil, nil and RMB5.6 million, respectively.

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

(13) Intangible assets

Online game product development costs

The Group recognizes costs to develop its online game products in accordance with ASC 985-20. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the PRC market. During the years ended December 31, 2009, 2010 and 2011, the costs incurred for development of on-line game products were not capitalized after technological feasibility was reached because the time period from the establishment of technological feasibility to the related commercial launch is generally nonexistent or very brief; therefore, related costs during the period, being immaterial for capitalization, were expensed.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Website and internally used software development costs

The Group recognizes website and internally used software development costs in accordance with ASC 350-40. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. During the years ended December 31, 2009, 2010 and 2011, costs qualifying for capitalization were immaterial and as a result all website and internally used software development costs have been expensed as incurred.

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

Software and copyrights

Software and copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 1 to 5 years.

Software technologies, game engines, non-compete agreements, customer databases and trademarks acquired through business combinations

An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805, “Business Combinations”. Software technologies, game engines, non-compete agreements, customer databases and trademarks arising from the acquisitions of subsidiaries and VIEs are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Software technologies	0.5 to 6 years

Game engines	3 to 10 years

Non-compete agreements	2.5 to 5 years

Customer databases	2 to 5.5 years

Trademarks	5 or 20 years

In-process research and development	Indefinite life and subject to impairment testing until completed or abandoned

(14) Goodwill

Goodwill is accounted for at initial recognition and evaluated subsequently according to the provisions of ASC 805, “Business Combinations” and ASC 350, “Intangibles—Goodwill and Other.” Goodwill is initially measured as the excess of (i) the total cost of an acquisition, fair value of the non controlling interests, and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of an acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the income statement as a bargain purchase gain. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company’s annual impairment evaluation date, the Company tests impairment of goodwill at the reporting unit level, which is one step below the operating segment level. Under the two step impairment evaluation approach, the fair value of a reporting unit is first determined using an income approach which considers projected cash flows, expenses, and appropriate discount rates tailored to the risk profiles of the specific reporting units, considering more generally the risk profile of the online game sector. Should the fair value of a reporting unit be less than its carrying value (including goodwill), an impairment charge would be then be measured by reference to the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of goodwill, determined in a manner similar to the assignment of purchase price in a business combination. Key factors that are considered by the Company and likely to have a bearing on potential impairments of goodwill include, but are not limited to, (1) recent operating performance and forecasts; (2) generation of, and growth anticipated in, cash flows; (3) the state of the online game business in the respective geographic area; (4) trends in monthly average users/monthly paying users; and (5) the game development pipeline at the business unit level. Based upon application of the two step impairment evaluation approach, no impairment losses were recorded in the years ended December 31, 2009, 2010 and 2011.

(15) Other long-term assets

Other long-term assets mainly represent the upfront licensing fees of online games that have not yet been commercially launched and receivables from independent online game companies. Other long-term assets as of December 31, 2010 and 2011 include prepayments in respect of the upfront licensing fees paid for new games of RMB94.5 million and RMB309.6 million, respectively. Receivables from independent online game companies as of December 31, 2010 and 2011 amounted to RMB10.0 million and RMB17.0 million, respectively.

(16) Impairment of long-lived assets and intangible assets

Long-lived assets including finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Group had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. During the years ended December 31, 2009, 2010 and 2011, the Company recognized impairment losses of nil, nil and RMB23,216 for its intangible assets, respectively, and nil, RMB10,173 and RMB49,574 for its other long-term assets, respectively. Impairments of other long-term assets recognized in product development expenses consisted of prepaid upfront license fees on certain games that did not continue in the game development cycle as a result of beta testing; accordingly, such fees were fully expensed.

(17) Financial instruments

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, short-term investments, time deposits with maturities over one year, marketable securities, accounts receivable, prepayments and other current assets, amount due from/to related parties, short-term borrowings, accounts payable, license fees payable, and other payables and accruals (Note 15).

(18) Revenue recognition

Online game revenues generated in China

The Group derives substantially all of its revenues from in-game virtual items and game usage fees purchased by game players to play its Massively Multiplayer Online Role-Playing Games (“MMORPGs”, a recognized gaming industry term) and advanced casual games.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The Group entered into various arrangements with subsidiaries that are under common control of Shanda. Pursuant to the Amended and Restated Cooperation Agreement between Shanda Networking and Nanjing Shanda, on the one hand, and the VIEs, on the other hand, the Group agreed to engage Shanda Networking on an exclusive basis to provide customer and other game support services, and pursuant to the Amended and Restated Sales Agency Agreement between Shanghai Shengfutong Electronic Business Co., Ltd., (“Shengfutong”), which is directly owned by Shanda Networking and the VIEs, or the Sales Agency Agreement, the Group engaged Shengfutong on an exclusive basis to provide agency services in selling pre-paid cards to third party distributors and retailers, in each case for a period of five years beginning from the date of the Reorganization. The Group has assessed its relationship and arrangements with Shanda Networking and Shengfutong under ASC 605-45 regarding gross versus net reporting of revenue, and has concluded that reporting the gross amount equivalent to the amount that Shengfutong receives from the sale of pre-paid game cards to distributors or retailers and subsequently is activated and charged to the respective game accounts by players as deferred revenue is appropriate as the Group is the primary obligor and it fulfills the online game services desired by the customers. In May 2011, each contracting party entered into a new sale agency agreement with Tianjin Shengjing Trade Co., Ltd., (“Shengjing”), a subsidiary directly owned by Shengfutong, which provides the same service and replaced the original arrangement with Shengfutong.

Under the item-based revenue model, revenues from the sales of in-game items are recognized when the items are consumed by the customers, for items with no further utility or very short lives, or over the estimated lives of the items for items that can be used over a period of time. The average periods for which players typically play the games and other player behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events launched, and market conditions, are utilized to arrive at the best estimates for lives of these in-game items. The Group assesses the estimated lives of in-game items for all the item-based games periodically. If there are indications of any significant changes to the estimated lives of the in-game items, such changes would be applied in the period of change prospectively. The Group’s revenues under the item-based revenue model are principally derived from in-game consumable virtual items, which generally are consumed in a very short period. Under the time-based revenue model, revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with the published expiration policy. Deferred revenue is reduced as revenues are recognized.

Pursuant to the Sale Agency Agreement, Shengjing will receive a service fee which is equivalent to the difference between (x) the amount Shengjing receives from its distributors or users from the sale of the prepaid cards and (y) a fixed percentage based on the face value of the pre-paid card as agreed upon between Shengjing and the Group. This service fee is recorded as a sales and marketing expense.

The PRC subsidiaries and the VIEs are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 3% to 17%. In the accompanying consolidated statements of operations and comprehensive income, business tax and related surcharges for revenues derived from on-line games are deducted from gross receipts to arrive at net revenues.

Other Revenues

Other revenues are principally comprised of overseas revenues generated from game licensing and game operations as well as advertising revenues.

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

The overseas game operations revenue is recognized in line with online game revenue recognition principles.

Overseas game revenues amounted to approximately RMB59.4 million, RMB104.6 million and RMB229.9 million during the years ended December 31, 2009, 2010 and 2011, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Advertising revenues are derived from online advertising whereby the Company allows advertisers to place advertisements on particular areas of its platform, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectability is reasonably assured. Advertising revenues amounted to approximately nil, RMB59.1 million and RMB56 million during the years ended December 31, 2009, 2010 and 2011, respectively.

(19) Deferred revenue

For online game revenue, deferred revenue represents proceeds received by Shengjing from distributors relating to the sale of pre-paid cards which are activated or charged to the respective player game accounts by players, but which have not been consumed by the players or expired. For overseas licensing revenues, deferred revenues represent the unamortized balance of the initial license fee paid by overseas licensees. Non-current deferred revenues are primarily comprised of unamortized upfront license fees to be recognized beyond the next 12 months.

(20) Deferred licensing fees and related costs

Upon the receipt of proceeds from Shengjing which can be specifically attributed to certain online games, the Group is obligated to pay on-going licensing fees in the form of royalties and other costs related to such proceeds, including business tax and related surcharges. As revenues are deferred (Note 2(19)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related proceeds received from Shengjing are recognized as revenue.

(21) Cost of revenues

Cost of revenue consists primarily of platform service fees, upfront and ongoing licensing fees, salary and benefits, share-based compensation, depreciation and amortization expenses and other expenses incurred by the Group and are recorded on an accrual basis.

(22) General and administrative

General and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel, professional service fees, business tax expense, share-based compensation, and other expenses. The business tax expense primarily relates to services and licensing fees paid by the VIEs to the PRC subsidiaries.

(23) Product development

Product development costs consist primarily of salaries and benefits, depreciation expenses, outsourced game development expenses, share-based compensation and other expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products, software and websites, and are recorded on an accrual basis.

(24) Sales and marketing

Sales and marketing costs consist primarily of advertising and market promotion expenses, salaries and benefits, share-based compensation, and other expenses incurred by the Group’s sales and marketing personnel, and the agency expenses paid to Shengjing. Sales and marketing costs are recorded on an accrual basis. Advertising and marketing promotion expenses amounted to approximately RMB175.0 million, RMB199.3 million and RMB169.5 million during the years ended December 31, 2009, 2010 and 2011, respectively.

(25) Share-based compensation

The Group follows ASC 718, which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards. The Group has applied the provisions of ASC 718-10-S99 regarding the United States Securities and Exchange Commission’s (“SEC”) interpretation of ASC 718 and the valuation of share-based payments for public companies.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

(27) Taxation

Income taxes reflected in the Group’s consolidated statements of operations and comprehensive income are provided on the taxable income of each subsidiary on the separate tax return basis.

Deferred income taxes are provided using the liability method in accordance with ASC 740 “Income Taxes”. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company follows ASC 740-10-25 guidance regarding uncertain tax positions which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company did not have any interest and penalties associated with uncertain tax positions and did not have any liabilities for unrecognized tax benefits arising from uncertain tax positions for the years ended December 31, 2009, 2010 and 2011.

(28) Statutory reserves

China

The PRC subsidiaries and the VIEs are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

The PRC subsidiaries must make appropriations to one or more of the following, (i) the general reserve, (ii) the enterprise expansion fund, and (iii) the staff bonus and welfare fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such funds have reached 50% of the company registered capital. The other fund appropriations are at the PRC subsidiaries’ discretion.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The VIEs, in accordance with the PRC Company Law, must make appropriations to (i) the statutory reserve fund and (ii) the discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such funds have reached 50% of the company’s registered capital. The discretionary surplus fund is at the VIEs’ discretion.

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund can be used to expand production and operations or to increase the registered capital.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended December 31, 2009, 2010 and 2011, the Group made total appropriations to these statutory reserves of approximately RMB13.2 million, RMB14.5 million and RMB5.5 million, respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

Korea

Actoz and Eyedentity are required to appropriate, as the legal reserves, the amount equivalent to a minimum of 10% of cash dividends paid until such reserves equals 50% of their issued capital stock in accordance with the Commercial Code of Korea. The reserves are not available for the payment of cash dividends, but may be transferred to capital stock by an appropriate resolution of the company’s board of directors or used to reduce accumulated deficit, if any, with the ratification of the company’s majority shareholders. As Actoz and Eyedentity did not declare or pay cash dividends, the Group did not make appropriations to these legal reserves.

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

In November 2011, the Company declared cash dividends in the aggregate amount of US$289.7 million (equivalent to RMB1,823.3 million) or US$0.51 per ordinary share (US$1.02 per American Depositary Share (ADS)) to all shareholders or ADS holders of record as of December 20, 2011 (the “record date”). The cash dividends were paid in January 2012. Dividends of US$208.6 million were paid to the Company’s parent company and controlling shareholder, Shanda Interactive Entertainment Limited.

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

(30) Earnings per share

Basic earnings per ordinary share attributable to Shanda Games Limited’s shareholders are computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share attributable to Shanda Games Limited’s shareholders are computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units and are accounted for using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

(31) Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustments and unrealized gain/(loss) on marketable securities.

(32) Segment reporting

Based on the criteria established by ASC 280, the Company currently operates and manages its business as a single operating and single reportable segment, whose business is developing and operating online games. As the Company generates substantially all of its revenues from customers in the PRC, no geographical segments are presented. In addition, substantially all of the Company’s long-lived assets are located in the PRC.

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, time deposits with maturity over one year, marketable securities, accounts receivable, amounts due from/to related parties, prepayments and other current assets, , short-term borrowings, accounts payable, licensing fees payable, and other payables and accruals.

As of December 31, 2009, 2010 and 2011, the carrying values of cash and cash equivalent, restricted cash, short-term investments, time deposits with maturity over one year, accounts receivable, amounts due from/to related parties, prepayments and other current assets, short-term borrowings accounts payable, licensing fees payable, other payables and accruals approximated their fair values.

On a recurring basis, the Group measures the marketable securities at fair value.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

As of December 31, 2009, 2010 and 2011, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting Date Using
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities – Common stock	9,219	9,219	—	—

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities – Common stock	5,378	5,378	—	—

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities – Common stock	3,837	3,837	—	—

The following table displays assets measured at fair value on a non-recurring basis as of December 31, 2010 and 2011:

			Fair Value Measurements at Reporting Date Using
	Note	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses

			RMB	RMB	RMB
Other long term assets	2(15)	104,484	—	—	104,484	(10,173)

	Note	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses

			RMB	RMB	RMB
Other long term assets	2(15)	326,579	—	—	326,579	(49,574)
Intangible assets	12	994,748	—	—	994,748	(23,216)

Significant unobservable inputs (Level 3) were used in measuring the fair value of the Group’s other long term assets based on which the impairment losses were calculated. The Group measured the fair value of its other long term assets, which are principally made up of prepaid upfront licensing fees for development of online games, as of December 31, 2010 and 2011 using the income approach, which required the use of unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online game industry and company-specific risk adjustments. Total losses of RMB10.2 million and RMB72.8 million were recognized in the years of 2010 and 2011, respectively. See Note 2(16) for further details regarding impairment evaluations for long-lived assets and amounts recognized in the statement of operations and comprehensive income.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The Group follows ASC 805, “Business combinations.” Pursuant thereto, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the differences could be material.

(35) Reclassifications

Beginning from January 1, 2011, the Group combined its net revenues from MMORPGs and advanced casual games into online game revenues generated in China as the Group believes that the Group’s advanced casual games share many similar features of the Group’s MMORPG games, but are quite different when compared to the casual games that are available on social networking sites. The year-over-year comparison of online game revenues generated in China and other revenues has been reclassified for 2009 and 2010 to conform to this presentation.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Recently Effective

In October 2009, the Financial Accounting Standards Board, or FASB, issued ASU No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 amends ASC 605-25 regarding revenue arrangements with multiple deliverables. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The adoption of this guidance, effective for fiscal years beginning on or after June 15, 2010, did not have an impact on the Group’s consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation—Overall—Disclosure—Variable Interest Entities” and is effective for interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 did not have a material impact to the Group’s consolidated financial statements.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” that sets forth additional requirements and guidance regarding disclosures of fair value measurements. This ASU amends the FASB Codification to require gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of ASC 820-10, Fair Value Measurements and Disclosures—Overall, on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. The final ASU does not require a sensitivity analysis for Level 3 measurements. The new requirements and guidance were effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 roll forward which is effective for fiscal years beginning after December 15, 2010 (including interim periods within those fiscal years). The adoption of ASU 2010-06 had no material effect on the Group’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The ASU updates the guidance in ASC 718, Compensation-Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU 2010-13 did not impact the Group’s consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations”. The ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this guidance had no material impact to the Group’s consolidated financial statements.

Recently Issued

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. The Group does not expect that the adoption of this guidance will have any material impact to the consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, “Comprehensive Income: Presentation of Comprehensive Income.” The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective retrospectively for interim periods and annual periods beginning after December 15, 2011. The Group does not expect the adoption of this guidance in 2012 to impact the consolidated financial statements as the Group currently presents a continuous statement of operations and comprehensive income. Further, the requirement for presentation of reclassifications from other comprehensive income to net income on a line item basis contained in the new accounting standards update is presently subject to indefinite deferral by the FASB pending further evaluation.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

In September 2011, the FASB issued Accounting Standards Update 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08). Under the revised guidance, entities testing for goodwill impairment have an option of performing a qualitative assessment before calculating the fair value for a reporting unit (i.e., Step 1 of the traditional goodwill impairment test). If an entity determines, on a basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the first step of the two-step impairment test would be required. If it is not more likely than not that the fair value of a reporting unit is less than the carrying value, then goodwill is not considered to be impaired. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill at least annually for impairment. This ASU is effective for interim and annual periods beginning after December 15, 2011 with early adoption permitted. The Company has not early adopted this guidance, and expects that the adoption of the guidance will not change, nor would it be expected to change, the conclusions reached in periodic impairment evaluations for goodwill.

4. BUSINESS COMBINATIONS

The Group completed the following acquisitions during the years ended December 31, 2009, 2010 and 2011:

Acquisition completed in 2011

In April 2011, the Group acquired a 51.85% equity interest in a game operating company which mainly provides services in East Asia, for total consideration of US$3.0 million (approximately RMB18.9 million) in cash and assumption of liabilities of RMB10.4 million. Total identifiable intangible assets acquired of approximately RMB25.7 million mainly represent trademark, software technology and customer database. The weighted average amortization period for the identifiable intangible assets acquired is 4.4 years. The goodwill associated with this acquisition is RMB5.2 million. Certain non-controlling shareholders have a right to require the Group to purchase the outstanding non-controlling interests held by them after the completion of the acquisition at a fixed price if the game operating company fails to complete an initial public offering before 2014. Therefore, upon the date of consolidation, the related non-controlling interests were recognized at fair value (using an income approach to measurement) and are presented as redeemable non-controlling interests of in the consolidated balance sheet. As the initial public offering of the game acquiree cannot be anticipated or considered probable until it happens, the redemption of the non-controlling interests is considered probable and accretion of RMB0.6 million in the redemption value was recognized in retained earnings to adjust the initial carrying amount to the redemption value of RMB14.0 million at the consolidation date. No further accretion adjustments were required after the consolidation date.

Based on an assessment of the acquired company’s financial performance made by the Group and the amounts involved in the acquisition, this acquisition is not considered material to the Group. Accordingly, presentation of pro forma financial information with regard to a summary of the results of operations for the acquisition completed in 2011 is not necessary.

Acquisitions completed in 2010

(1)	Goldcool

On January 1, 2010, the Group acquired all of the equity interests of Goldcool Holdings Limited, as well as its wholly owned subsidiary Kuyin and VIE Shanghai Hongli (collectively known as “Goldcool”), one of the leading online game developers and operators in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB120 million in cash.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values was as follows:

	RMB	Amortization Period
Cash	26,730
Other assets	14,817
Identifiable intangible assets
Trademark	9,410	20 years
Software technology	41,560	3~6 years
Customer database	6,370	5 years
Purchased in-progress research and development	23,870
Deferred tax liabilities	(17,084)
Goodwill	25,077
Current liabilities	(10,750)

Purchase price	120,000

The fair value of identifiable intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Goldcool’s business. The weighted average amortization period for the identifiable intangible assets acquired is 7.2 years. Purchased in-progress research and development of RMB23.9 million was capitalized as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. Total goodwill of RMB25.1 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining game operations of the Group and Goldcool and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment.

(2)	Mochi

On January 15, 2010, the Group acquired all of the equity interests of Mochi, which operates a leading platform for distributing and monetizing browser-based games worldwide. Pursuant to the acquisition agreement, the total purchase consideration was US$64.3 million (approximately RMB438.6 million), which consisted of US$60.7 million in cash and the issuance of 622,222 Class A ordinary shares with an aggregate fair value of US$3.3 million on the acquisition date and the grant of 962,963 options to replace the outstanding employee options of Mochi with fair value of US$0.3 million which is attributable to employees’ pre-combination services.

The Group also granted 2,068,219 restricted shares to the employees of Mochi on the acquisition date. The restricted shares will vest over 2 to 4 years and considered as awards for post combination services. As result, the compensation expense is being recognized on straight line basis over the vesting period.

The allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values was as follows:

	RMB	Amortization Period
Cash	35,193
Other assets	17,470
Identifiable intangible assets
Trademark	218,442	20 years
Software technology	184,310	7 years
Deferred tax liabilities	(161,101)
Goodwill	163,617
Current liabilities	(15,220)
Long term liabilities	(4,118)

Purchase price	438,593

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The fair value of identifiable intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Mochi’s business. The weighted average amortization period for the identifiable intangible assets acquired is 14.1 years. Total goodwill of RMB163.6 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining game operations of the Group and Mochi and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition.

(3)	Eyedentity

On September 1, 2010, the Group acquired all of the equity interests of Eyedentity, one of the leading online game developers in Korea. Pursuant to the acquisition agreement, the total purchase consideration was US$76.5 million (approximately RMB520.8 million) in cash. As of December 31, 2011, non-contingent purchase consideration of RMB10.0 million due on the third anniversary of the acquisition date has not yet been paid and is included as an acquisition related obligation in other payables and accruals.

The Group will pay US$2.8 million to purchase all outstanding stock options issued by Eyedentity on the acquisition date. The consideration was allocated between pre-combination and post-combination services for US$1.6 million and US$1.2 million, respectively. The pre-combination component was included as purchase consideration in the business combination and the post-combination component is being recognized as share based compensation expenses on straight line basis over the remaining vesting period. In addition, the Group will also pay the shareholders of US$ 20.1 million if they continue to provide service to Eyedentity in the three years after the acquisition. For the year ended December 31, 2010 and 2011, the Group has accrued such expense in the amounts of RMB14.8 million and RMB29.6 million, respectively.

The allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values was as follows

	RMB	Amortization Period
Cash	25,600
Other assets	55,752
Identifiable intangible assets
Software technology	356,189	6~10 years
Non-compete arrangement	13,621	3 years
Purchased in-progress research and development	89,218
Deferred tax liabilities	(102,693)
Goodwill	123,425
Current liabilities	(40,313)

Purchase price	520,799

The fair value of identifiable intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Eyedentity’s business. The weighted average amortization period for the identifiable intangible assets acquired is 6.7 years.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

(4)	Unaudited Pro Forma information on 2010 acquisitions

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2009 and 2010, as if the respective acquisitions had occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of the periods presented, and may not be indicative of future operating results.

	Year Ended December 31, 2009	Year Ended December 31, 2010
	Unaudited	Unaudited
	RMB	RMB
Net revenues	4,891,796	4,525,472
Net income	1,371,506	1,285,234
Earnings per ordinary share
Basic	2.46	2.25
Diluted	2.45	2.25

The pro forma net income for 2009 and 2010 includes RMB58.6 million and RMB14.4 million for the amortization of identifiable intangible assets, as well as RMB19.1 million and RMB3.5 million for the amortization of deferred tax liabilities using the actual effective income tax rate of the respective acquired businesses in 2009 and 2010.

(5)	Other acquisitions

In July 2010, the Group acquired all of the equity interests of a global micropayment solution provider, which mainly provides the service in South East Asia. Pursuant to the acquisition agreement, the total purchase consideration was US$2.5 million (approximately RMB17.0 million) in cash. Total identifiable intangible assets acquired of approximately RMB13.7 million mainly represent the trademark and billing platform. The weighted average amortization period for the identifiable intangible assets acquired is 15.2 years.

In October 2010, the Group acquired 45% of the equity interests in Shanghai Guangyu Networking Technology Co., Ltd. (“Guangyu”), one of the leading platforms for distributing and monetizing browser-based games in China from Shanda for a total consideration of RMB10 million in cash. In October 2010, the Group acquired an additional 6% of the equity interests in Guangyu from its non-controlling shareholder for consideration of RMB0.8 million in cash. Total identifiable intangible assets acquired of approximately RMB17.3 million mainly represent the website platform. The weighted average amortization period for the identifiable intangible assets acquired is 3.4 years.

Based on an assessment of other acquisition companies’ financial performance and the amounts involved in the acquisitions, none of the acquired companies on their own or in total is (are) considered material to the Group. Therefore, pro forma financial information with regard to a summary of the results of operations of the Group for the business combinations completed in 2010 is not necessary.

Acquisition completed in 2009

Chengdu Simo

In July 2009, the Group acquired all of the equity interests of Chengdu Simo, one of the leading developer and operator of MMORPGS in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB148.8 million in cash, of which RMB48.8 million is due if and when a game named “Qi Xia Tian Xia” achieves a certain milestone. As of December 31, 2011, the purchase consideration of RMB48.8million has not been paid and is included as an acquisition related obligation in other payables and accruals as management has concluded the milestone has not yet been met.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Cash	6,374
Other assets	26,885
Identifiable intangible assets	104,300
Purchased in-progress research and development	6,000
Deferred tax liabilities	(11,723)
Goodwill	53,532
Current liabilities	(36,568)

Purchase price	148,800

The fair value of identifiable intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Simo’s business. The weighted average amortization period required for the identifiable intangible assets acquired is 6.4 years. Purchased in-progress research and development of RMB6.0 million was capitalized as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. Total goodwill of RMB53.5 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining game operations of the Group and Chengdu Simo and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment.

Chengdu Simo’s financial results have been included in the consolidated statements of operations and comprehensive income. The amount of revenues and earnings included in the consolidated statements of operations and comprehensive income for 2009 was not material. The following unaudited pro forma consolidated financial information reflects the Group’s consolidated results of operations for the year ended December 31, 2009, as if the acquisition of Chengdu Simo had occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. Chengdu Simo was incorporated in 2008 and did not have any significant operations in 2008 and therefore no comparative figures are presented below. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of the period presented and may not be indicative of future operating results.

Year Ended December 31, 2009
(in thousands, except per share data)	Unaudited RMB
Net revenues	4,835,256
Net income	1,413,837
Earnings per ordinary share
Basic	2.54
Diluted	2.53

The pro forma net income for 2009 includes RMB16.8 million for the amortization of identifiable intangible assets and the tax rate was determined using the actual effective income tax rate of Chengdu Simo in 2009.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

5. OTHER INCOME

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Government financial incentives	177,020	232,302	184,961
Foreign exchange (loss) gain	(5,290)	(5,164)	25,852
Interest expenses	(814)	(11,343)	(22,941)
Bank Charges	(141)	(410)	(10,296)
Donation expenses	—	(5,812)	(1,092)
Others	(1,331)	6,007	(5,175)

	169,444	215,580	171,309

Government financial incentives represent cash subsidies received from the government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income when received. Other cash subsidies received from the government, for which the Company has to meet certain obligations, are initially recorded as liabilities and recognized as other income upon fulfilling the obligations. As there is no further obligation for the Group to perform upon receipt of the government financial incentives, they are recognized as other income when received.

6. TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong were subject to a 16.5% tax rate for the years ended December 31, 2009, 2010 and 2011, respectively. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.

Singapore

Games International is subject to income tax on taxable income as reported in its statutory financial statements adjusted in accordance with Singapore income tax legislation. Games International was subject to a income tax rate of 17% for the years ended December 31, 2009, 2010 and 2011.

China

In March 2007, the Chinese government enacted the Corporate Income Tax Law and promulgated Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulations went into effect on January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually shift to a tax rate of 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises”, which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for their unexpired tax holidays, on condition that they have been re-approved for “high and new technology enterprise” status under the regulations released on April 14, 2008. An enterprise’s qualification as a “high and new technology enterprise” is re-assessed by the relevant PRC governmental authorities every three years.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

In December 2008, Shengqu, Shanghai Shulong and Chengdu Aurora were recognized as “high and new technology enterprises”. Accordingly, these entities are entitled to a preferential tax rate of 15% for three years, which is effective retroactively from January 1, 2008. Lansha was also recognized as a high and new technology enterprise in 2010. In addition, as Shengqu also qualified as a key national software enterprise for the year of 2008 and 2009, it was subject to a preferential income tax rate of 10% for these two years. Shengqu did not qualify as a key national software enterprise in 2010 and 2011 and was subject to the 15% high and new technology enterprise income tax rate in 2010 and 2011.

In 2011, Shengqu and Chengdu Aurora were approved to be qualified for the “high and new technology enterprises” and are entitled to a preferential tax rate of 15% for the years of 2011, 2012 and 2013. In addition, as Chengdu Aurora is also qualified as “software development enterprise”, it was granted a three year 50% enterprise income tax (“EIT”) reduction (“tax holiday”) on its taxable income with a preferential income tax rate of 12.5% for the years of 2009, 2010 and 2011. Shanghai Shulong was subject to 25% income tax rate in 2011.

In April 2010, Shengji, as “a software development enterprise”, was granted a two-year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, which is effective retroactively from January 1, 2009. Accordingly, Shengji was subject to a preferential income tax rate of 0% for the years ended December 31, 2009 and 2010, and subject to 12.5% for the years of 2011, 2012 and 2013.

The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. All foreign invested enterprises are subject to withholding tax on dividend distributions effective from January 1, 2008. Shengqu distributed profit to its immediate holding company in Hong Kong in the fourth quarter of 2009 and a withholding tax was accrued based on a 5% withholding tax rate with amount of RMB69.6 million. The Group accrued no withholding tax in the year of 2010 as there were no dividend distributions planned for the year ended December 31, 2010. As of December 31, 2011, in light of the special dividend declared to shareholders described in Note 2(29) and the necessity of distributing a portion of accumulated profits for such dividend, a withholding tax was accrued based on a 5% tax rate with the amount of RMB116.5 million for all the undistributed profits in the PRC subsidiaries.

Korea

Actoz and Eyedentity are subject to income tax on taxable income as reported in their statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea (the “Korea Income Tax Laws”). Under the Korean Income Tax Laws, corporations were subject to a tax rate of 12.1% for the year ended December 31, 2009 (or 24.2% if the corporation’s taxable income was greater than KRW200 million for such year); 11% for the year ended December 31, 2010 and 2011 (or 24.2% if the corporation’s taxable income was greater than KRW200 million for such year). The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws. Actoz was subject to a tax rate of 24.2% in 2009, 2010 and 2011.

Under the Special Tax Treatment Control Law of Korea, Eyedentity, as a small and medium-sized venture company, was entitled to a 50% reduction in corporate income tax on its taxable income. However, after acquisition of Eyedentity, Eyedentity no longer qualified as a small and medium-sized venture company and was subject to the standard statutory corporate income tax rate. Eyedentity was subject to a tax rate of 24.2% in 2010 and 2011.

Pursuant to the Korea Income Tax Laws, dividends distributed by a foreign invested enterprise to its immediate holding company outside Korea will be subject to a 15% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with Korea that provides for a different withholding arrangement. According to the Korea and Singapore Taxation Arrangement, dividends paid by a foreign invested enterprise in Korea to its direct holding company in Singapore will be subject to withholding tax at a rate of no more than 10%. (if the foreign investor owns directly at least 25% of the shares of the foreign invested enterprise.) Eyedentity planned to distribute dividends to its immediate holding company in Singapore in 2012, and a withholding tax was accrued on a 10% withholding tax rate with amount of RMB17.5 million as of December 31, 2011.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

United States

Mochi is subject to income tax on taxable income determined in accordance with the Internal Revenue Code of the United States.

Composition of income tax expense

Earnings before income taxes for the years ended December 31, 2009, 2010, and 2011 were taxed within the following jurisdictions:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
PRC mainland entities	1,980,862	1,640,669	1,662,221
Non-PRC mainland entities	(50,579)	(30,274)	119,050

Total	1,930,283	1,610,395	1,781,271

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income during the years ended December 31, 2009, 2010 and 2011 are as follows:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Current income tax expense
PRC mainland entities	286,085	237,793	302,621
Non-PRC mainland entities	72,019	72,325	98,441

Total	358,104	310,118	401,062

Deferred income tax expense (benefit)
PRC mainland entities	(25,511)	4,584	(14,962)
Non-PRC mainland entities	26,448	(14,350)	(34,800)

Total	937	(9,766)	(49,762)

Withholding tax
PRC mainland entities	—	—	—
Non-PRC mainland entities	69,635	—	133,978

Total	69,635	—	133,978

Income tax expense
PRC mainland entities	260,574	242,377	287,659
Non-PRC mainland entities	168,102	57,975	197,619

Total	428,676	300,352	485,278

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliations between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2009, 2010 and 2011 are as follows:

	For the years ended December 31,
	2009	2010	2011
Statutory income tax rate	25%	25%	25%
Tax differential from statutory rate applicable to PRC subsidiaries and the VIEs	(12)%	(7)%	(7)%
Tax differential from statutory rate applicable to overseas subsidiaries	—	—	—
Enacted tax rate change	—	—	—
Effect of tax holidays	—	(5)%	(1)%
Effect of withholding taxes	4%	—	8%
Effect of change in valuation allowance	4%	4%	1%
Non-deductible expenses incurred in PRC	1%	1%	1%
Others	—	1%	—

Effective income tax rate	22%	19%	27%

Tax holidays, as included in the reconciliation table above and the tabular disclosure below, specifically refer to the 50% EIT reductions described for certain entities in the “China” section of this Note. The aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended December 31,
	2009	2010	2011
(in thousands, except per share data)	RMB	RMB	RMB
Aggregate effect	—	84,367	25,463
Basic ordinary share effect	—	0.15	0.04
Diluted ordinary share effect	—	0.15	0.04

Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2010	December 31, 2011
	RMB	RMB
Deferred tax assets
Licensing fees and related costs and deferred revenues	29,268	31,317
Other temporary differences	69,693	80,634
Foreign tax credits of Actoz and Eyedentity	156,940	174,938
Development costs	10,755	3,433
Less: Valuation allowance	(180,169)	(189,219)

Total deferred tax assets, net of valuation allowance	86,487	101,103

Deferred tax liabilities
Intangible assets arising from business combinations	297,200	260,186
Withholding taxes	69,684	72,910

Total deferred tax liabilities	366,884	333,096

Movement of valuation allowances

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of year	41,610	123,949	180,169
Current year additions	82,339	56,220	9,050

Balance at end of year	123,949	180,169	189,219

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2009, 2010 and 2011, the majority of valuation allowances were provided because it was more likely than not that the Group would not be able to utilize certain foreign tax credit carry forwards generated by a subsidiary. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase net income when those events occur.

As of December 31, 2011, total tax credit carry forwards of KRW12,907 million (equivalent to RMB70.3 million), KRW9,560 million (equivalent to RMB52.0 million) and KRW9,014 million (equivalent to RMB49.1 million) will expire in 2015, 2016 and 2017, respectively.

7. EARNINGS PER SHARE

Basic and diluted net income per ordinary share attributable to the Company’s shareholders is calculated in accordance with ASC 260, “Earnings Per Share.” Reconciliations of the numerator and denominator of the per-share computations for the years ended December 31, 2009, 2010 and 2011 as follows:

	For the years ended December 31,
	2009	2010	2011
(in thousands, except share and per share data)	RMB	RMB	RMB
Numerator:
Net income attributable to Shanda Games Limited’s ordinary shareholders for basic and diluted earnings	1,452,972	1,288,821	1,264,316

Denominator:
Weighted-average ordinary shares outstanding for basic calculation	556,575,353	570,645,594	567,138,809
Dilutive effect of share options	2,986,054	149,463	39,884
Dilutive effect of restricted shares	39,464	—	—

Denominator for diluted calculation	559,600,871	570,795,057	567,178,693

Net income per ordinary share attributable to Shanda Games Limited’s shareholders -basic	2.61	2.26	2.23

Net income per ordinary share attributable to Shanda Games Limited’s shareholders -diluted	2.60	2.26	2.23

For 2009, 2010 and 2011, the Group excluded 2,791,574, 33,587,516 and 24,637,080, respectively, outstanding weighted average stock options from the calculation of diluted earnings per common share because their effects were anti-dilutive.

8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2011 include cash balances held by the VIEs of approximately RMB294.7 million. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 27). However, these cash balances can be utilized by the Group for its normal operations pursuant to various agreements which enable the Group to substantially control the VIEs as described in Note 2(3) for its normal operations.

Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$57.1 million and US$96.1 million (approximately RMB359.2 million and RMB605.0 million) as of December 31, 2010 and 2011, respectively, and cash balances denominated in Korean Won of approximately KRW14,913.9 million and KRW10,568.0 million (approximately RMB87.8 million and RMB57.5 million) as of December 31, 2010 and 2011, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

9. ACCOUNTS RECEIVABLE

	December 31, 2010	December 31, 2011
	RMB	RMB
Accounts receivable	52,305	75,866
Less: Allowance for doubtful accounts	(3,919)	(3,109)

	48,386	72,757

The movement of the allowance for doubtful accounts during the years ended December 31, 2009, 2010 and 2011 are as follows:

	For the Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of year	8,853	2,041	3,919
Add: Current year additions	1,673	3,420	1,752
Less: Current year reversal	—	(30)	—
Current year write-offs	(8,485)	(1,512)	(2,137)
Foreign currency translation	—	—	(425)

Balance at end of year	2,041	3,919	3,109

10. INVESTMENTS IN AFFILIATED COMPANIES

The following table includes the Group’s carrying amount and percentage ownership of the investments in affiliated companies as of December 31, 2011 and the carrying amount as of December 31, 2010:

	December 31, 2010	December 31, 2011
	RMB	RMB	Percentage Ownership
Anipark Co., Ltd. (“Anipark”)	3,023	3,077	11%
Shanghai Qiyu Information Technology Co., Ltd. (“Shanghai Qiyu”)	829	829	20%
Xiamen Lianyu Science and Technology Co., Ltd. (“Xiamen Lianyu”)	297	297	30%
Fuzhou Lingyu Computer Technology Co., Ltd. (“Fuzhou Lingyu”)	319	319	30%
Shenzhen Youyou Digital Technology Co., Ltd.(“Shenzhen Youyou”)	2,197	—	30%
Chongqing Xiaoheiwu Technology Co., Ltd. (“Chongqing Xiaoheiwu”)	151	38	23%
Shijiazhuang Hailan Online Game Development Co., Ltd. (“Shijiangzhuang Hailan”)	3,661	—	23%
Shanghai Lantian Information Technology Co., Ltd. (“Shanghai Lantian”)	2,866	2,690	23%
Beijing Yicheng Tianxia Technology Co., Ltd. (“Beijing Yicheng Tianxia”)	7,842	3,460	40%
Shanghai Maishi Information Technology Co., Ltd. (“Shanghai Maishi”)	5,229	4,578	20%
Chengdu Awata Network Technology Co., Ltd. (“Chengdu Awata”)	5,000	3,989	20%
WIP-KIF MCI Investment Fund(“MCI Investment Fund”)	—	4,186	27%
Shanghai Shimai Information Technology Co., Ltd(“Shanghai Shimai”)	—	2,050	25%
Shanghai Siyuan Digital Technology Co.; Ltd(“Shanghai Siyuan”	—	1,941	20%
Beijing Chenkang Technology Co., Ltd(“Beijing Chenkang”)	—	9,820	25%
Others	38	608	6~49%

Total	31,452	37,882

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The movement of the investments in affiliated companies is as follows:

	Balances at January 1, 2009	Investments	Share of Profits / (Losses)	Amortization of Identifiable Intangible Assets, Net of Tax	Other Equity Movement	Transferred Out to Related Party	Balances at December 31, 2009
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Shanghai Weilai Information Technology Co., Ltd	3,333	11,667	(15,000)	—	—	—	—
Beijing Zhongcheng Cooperation and Technology Development Co., Ltd	6,069	5,731	(11,800)	—	—	—	—
Anipark	3,910	—	2,194	—	647	—	6,751
Shanghai Caiqu Network Technology Co., Ltd	4,000	—	340	(340)	—	(4,000)	—
Shanghai Qiyu	960	—	(71)	(60)	—	—	829
Xiamen Lianyu	374	—	142	(11)	—	—	505
Fuzhou Lingyu	—	1,000	(681)	—	—	—	319
Chengdu Sunray Technology Co., Ltd.	4,570	—	(4,570)	—	—	—	—
Beijing Chuanyue Shidai Information Co., Ltd.	178	—	(178)	—	—	—	—
Shenzhen Youyou	127	—	(4)	—	—	—	123
Others	—	208	(32)	—	—	—	176

Total	23,521	18,606	(29,660)	(411)	647	(4,000)	8,703

	Balances at January 1, 2010	Investments	Share of Profits / (Losses)	Other Equity Movement	Balances at December 31, 2010
	RMB	RMB	RMB	RMB	RMB
Anipark	6,751	—	(3,851)	123	3,023
Shanghai Qiyu	829	—	—	—	829
Xiamen Lianyu	505	—	(208)	—	297
Fuzhou Lingyu	319	—	—	—	319
Shenzhen Youyou	123	3,000	(926)	—	2,197
Chongqing Xiaoheiwu	—	—	151	—	151
Shijiazhuang Hailan	—	4,000	(339)	—	3,661
Shanghai Lantian	—	3,000	(134)	—	2,866
Beijing Yicheng Tianxia	—	8,000	(158)	—	7,842
Shanghai Maishi	—	4,800	429	—	5,229
Chengdu Awata	—	5,000	—	—	5,000
Others	176	202	(340)	—	38

Total	8,703	28,002	(5,376)	123	31,452

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

	Balances at January 1, 2011	Investments	Share of Profits / (Losses)	Impairment	Other Equity Movement	Balances at December 31, 2011
	RMB	RMB	RMB	RMB	RMB	RMB
Anipark	3,023	—	2,386	—	(2,332)	3,077
Shanghai Qiyu	829	—	—	—	—	829
Xiamen Lianyu	297	—	—	—	—	297
Fuzhou Lingyu	319	—	—	—	—	319
Shenzhen Youyou	2,197	—	—	(2,197)	—	—
Chongqing Xiaoheiwu	151	—	(113)	—	—	38
Shijiazhuang Hailan	3,661	—	(267)	(3,394)	—	—
Shanghai Lantian	2,866	—	(176)	—	—	2,690
Beijing Yicheng Tianxia	7,842	—	(4,382)	—	—	3,460
Shanghai Maishi	5,229	—	(651)	—	—	4,578
Chengdu Awata	5,000	—	(1,011)	—	—	3,989
MCI Investment Fund	—	4,324	(171)	—	33	4,186
Shanghai Shimai	—	1,733	317	—	—	2,050
Shanghai Siyuan	—	2,000	(59)	—	—	1,941
Beijing Chenkang	—	10,000	(180)	—	—	9,820
Others	38	917	(106)	—	(241)	608

Total	31,452	18,974	(4,413)	(5,591)	(2,540)	37,882

11. PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2010 and 2011 are as follows:

	December 31, 2010	December 31, 2011
	RMB	RMB
Computer equipment	376,864	422,983
Leasehold improvements	13,745	22,757
Furniture and fixtures	30,842	29,493
Motor vehicles	12,663	10,500
Less: Accumulated depreciation	(238,694)	(255,258)

Net book value	195,420	230,475

Depreciation expense for the years ended December 31, 2009, 2010 and 2011 was approximately RMB44,797, RMB57,017 and RMB74,439, respectively.

12. INTANGIBLE ASSETS

Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amounts, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2010 and 2011 are as follows:

	December 31, 2010	December 31, 2011
	RMB	RMB
Gross carrying amounts:
Upfront licensing fee paid	503,308	473,471
Software, copyrights and others	117,510	145,184
Intangible assets arising from business combinations
— Software technologies	802,809	806,407
— Non-compete arrangements	34,848	34,848
— Trademarks	294,270	308,492
— In-progress research and development with definite life	26,942	26,942
— Customer databases	6,370	14,271

	1,786,057	1,809,615

Less: accumulated amortization
Upfront licensing fees paid	(294,459)	(397,888)
Software, copyrights and others	(105,677)	(114,183)
Intangible assets arising from business combinations
— Software technologies	(153,689)	(284,165)
— Non-compete arrangements	(8,040)	(16,780)
— Trademarks	(23,315)	(40,984)
— In-progress research and development with definite life	(5,062)	(9,041)
— Customer databases	(1,274)	(4,304)

	(591,516)	(867,345)

Add: Gross carrying amount of intangible assets with indefinite life
— In-progress research and development with indefinite life	95,218	95,218

Less: Impairment for upfront licensing fees paid and intangible assets arising from business combinations	(20,095)	(42,740)

Net book value	1,269,664	994,748

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Amortization expense for the years ended December 31, 2009, 2010 and 2011 amounted to approximately RMB151,852, RMB246,579 and RMB278,375, respectively.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB
2012	208,262
2013	176,507
2014	162,181
2015	147,739
2016	107,110

Total	801,799

13. GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Actoz	Chengdu Aurora	Shanghai Shulong	Chengdu Simo	Goldcool	Mochi	Eyedentity	Others	Total
	RMB
Balance as of December 31, 2009	86,479	26,130	3,934	53,532	—	—	—	—	170,075
Acquisitions in 2010	—	—	—	—	25,077	163,617	123,425	4,713	316,832

Balance as of December 31, 2010	86,479	26,130	3,934	53,532	25,077	163,617	123,425	4,713	486,907
Acquisitions in 2011	—	—	—	—	—	—	—	5,209	5,209

Balance as of December 31, 2011	86,479	26,130	3,934	53,532	25,077	163,617	123,425	9,922	492,116

Goodwill arising from business combination completed in 2010 and 2011 has been allocated to the respective reporting unit of the Group. Goodwill is not amortized but is reviewed annually for impairment. The Group performed goodwill impairment tests in October of 2010 and 2011, and determined that the Group’s goodwill was not impaired.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

14. SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2010 and 2011 are as follows:

	December 31, 2010	December 31, 2011
	RMB	RMB
Borrowing from China Merchant Bank	—	829,829
Borrowing from Shanghai Pudong Development Bank	—	8,689
Borrowing from Pingan Bank	—	19,000
Borrowing from others	—	1,331

Total short-term borrowings	—	858,849

In May 2011, the Group obtained a borrowing of US$81.0 million (equivalent to RMB510.4 million), which is repayable in May 2012, from China Merchant Bank. In September 2011, the Group obtained a borrowing of US$50.7 million (equivalent to RMB319.4 million), repayable in September 2012, from China Merchant Bank. These two borrowings were collateralized by a pledge of short-term investments with amounts of RMB541.5 million and RMB332.5 million, and carried interest rates of 2.54% and 2.51% per annum, respectively.

In December 2011, the Group obtained a borrowing of RMB8.7 million, repayable in April 2012, from Shanghai Pudong Development Bank. The borrowing was collateralized by a pledge of short term investments of RMB20.0 million and carries an interest rate of 5.49% per annum.

In December 2011, the Group obtained a borrowing of RMB19.0 million, repayable in April 2012, from Pingan Bank. The borrowing was collateralized by a pledge of short term investments of RMB20.0 million and carries an interest rate of 6.41% per annum.

The movement of short-term borrowings during the years ended December 31, 2010 and 2011 are as follows:

	For the Years Ended December 31,
	2010	2011
	RMB	RMB
Balance at beginning of year	15,000	—
Add: Current year additions	—	876,850
Current year additions from acquisition	—	2,421
Less: Current year repayment	(15,000)	(1,090)
Foreign currency translation	—	(19,332)

Balance at end of year	—	858,849

15. OTHER PAYABLES AND ACCRUALS

	December 31, 2010	December 31, 2011
	RMB	RMB
Salary and welfare payable	15,523	17,369
Accrued bonus	81,407	106,371
Unpaid rental for server software	1,044	5,810
Accrued professional service fee	6,717	12,772
Acquisition related obligation (Note 4)	61,826	58,771
Unpaid advertisement and promotion fee	146,320	142,911
Payables to employees relating to exercise of options (Note 2(7))	5,432	10,343
Interest payable	—	10,579
Other payables	47,781	51,051

Total	366,050	415,977

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

16. ORDINARY SHARES

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

The transactions described above were accounted for as a legal reorganization under common control. Therefore the Company is assumed to have been in existence since January 1, 2007, and the impact of the share transactions is accounted for retroactively in the periods presented herein. In connection with Shanda’s investments that were transferred from Shanda to the Group, such as investments in Actoz and certain affiliated companies, as part of the Reorganization, they are recorded as capital contribution from Shanda in the consolidated statements of changes in shareholders’ equity.

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

As of December 31, 2011, the Company had an aggregate of 560,309,556 ordinary shares issued and outstanding. These outstanding shares consist of (1) 151,222,556 Class A ordinary shares held by public shareholders; (2) 409,087,000 Class B ordinary shares indirectly held by Shanda. The terms of the Class A ordinary shares and Class B ordinary shares are similar, except that (i) each Class A ordinary share and Class B ordinary share are entitled to 1 vote and 10 votes respectively on matters subject to shareholders’ vote, and (ii) each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

17. REPURCHASE OF SHARES

On March 1, 2010, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to US$150 million worth of its outstanding ADSs during the next 24 months depending on market conditions, share price and other factors, subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions, and will be funded by the Company’s available working capital. In 2010, the Company had repurchased a total of 12,123,982 shares for an aggregate consideration of US$37.8 million (approximately RMB255.9 million). After the repurchase, those shares were retired. The excess of US$37.6 million (approximately RMB255.1 million) of purchase price over par value, was allocated between additional paid-in capital and retained earnings of US$3.1 million and US$34.5 million, respectively (approximately RMB21.1 million and RMB234.0 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

In 2011, the Company repurchased a total of 12,221,320 shares for aggregate consideration of US$29.2 million (approximately RMB186.3 million). After the repurchase, those shares were retired. The excess of US$29.1 million (approximately RMB185.5 million) of purchase price over par value was allocated between additional paid-in capital and retained earnings of US$3.5 million and US$25.6 million, respectively (approximately RMB22.0 million and RMB163.5 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

As of December 31, 2011, the Company had repurchased a total of 24,345,302 shares for aggregate consideration of US$67.0 million (approximately RMB442.2 million). After the repurchase, those shares were retired. The excess of US$66.7 million (approximately RMB440.6 million) of purchase price over par value, was allocated between additional paid-in capital and retained earnings of US$6.6 million and US$60.1 million, respectively (approximately RMB43.1 million and RMB397.5 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

18. NON-CONTROLLING INTERESTS

Non controlling interests as of December 31, 2010 and 2011 are as follows:

	December 31, 2010	December 31, 2011
	RMB	RMB
Non-controlling interests in Actoz	233,165	247,775
Non-controlling interests in other subsidiaries and VIEs	5,699	9,383

	238,864	257,158

The movement of non-controlling interests during the years ended December 31, 2009, 2010 and 2011 are as follows:

	For the Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of year	138,933	205,886	238,864
Add:
Non-controlling interests arising from business combination	—	6,451	4,062
Net income attributable to non-controlling interests	18,564	15,846	21,115
Share-base compensation of subsidiaries	13,361	5,020	8,326
Exercise of share options of a subsidiary	14,023	3,848	5,349
Less:
Cumulative currency translation adjustments of subsidiaries	21,005	1,813	(19,586)
Change of equity in an affiliated company of a subsidiary	—	—	(972)

Balance at the end of year	205,886	238,864	257,158

19. SHARE OPTION PLAN

Certain of the Company’s employees were granted awards under share-based incentive plans established by Shanda. Such share-based compensation expenses were recognized in the Company’s consolidated statements of operations and comprehensive income in the amounts of RMB11.8 million, RMB7.8 million and RMB1.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. For awards granted to the Company’s employees under the share-based incentive plans established by the Company, share-based compensation expenses were recognized in the Company’s consolidated statements of operations and comprehensive income in the amounts of RMB106.9 million, RMB93.1 million and RMB81.4 million for the years ended December31, 2009 ,2010 and 2011 respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Share-based compensation allocated from Shanda

Shanda’s 2003 Share Incentive Plan

Shanda’s 2003 Share Incentive Plan provides for the issuance of options to purchase up to 13,309,880 ordinary shares of Shanda. Under the 2003 Share Incentive Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Shanda’s ordinary shares, equal to the excess of the fair market value of Shanda’s ordinary shares, or (iii) other types of compensation based on the performance of Shanda’s ordinary shares.

In 2004 and 2005, Shanda granted options to purchase 226,750 and 86,295 ordinary shares of Shanda, respectively, to certain employees of the Company under the 2003 Share Incentive Plan, at exercise prices equivalent to the market prices per ordinary share of Shanda’s stock at the dates of grant. The option awards have 10 years contractual term and vest in four installments on the first, second, third and fourth anniversaries of the date of grant.

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

In 2006, 2007 and 2008, Shanda granted options to purchase 1,055,000, 325,000, and 20,000 ordinary shares, of Shanda, respectively, to certain employees of the Company under the 2005 Equity Compensation Plan, at exercise price equivalent to the average market value in the previous three months of the grant dates, except for the options granted in 2008 for which the exercise price was equivalent to the average market value of the fifteen days prior to the grant date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreements.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

A summary of option activity relating to the options held by the Group’s employees under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan as of December 31, 2009, 2010 and 2011 and changes during the years then ended is presented below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$ (in thousands)
Outstanding at December 31, 2008	1,364,686	8.16	6.49	10,979

Granted	—	—
Exercised	(735,616)	7.66
Forfeited or Expired	—	—
Outstanding at December 31, 2009	629,070	8.73	5.24	11,055

Vested and expected to vest at December 31, 2009	591,410	8.69	5.26	10,415

Vested and exercisable at December 31, 2009	187,820	8.15	5.24	3,410

Granted	—	—
Exercised	(343,822)	8.01
Forfeited or Expired	—	—
Outstanding at December 31, 2010	285,248	9.60	3.69	2,914

Vested and expected to vest at December 31, 2010	279,831	9.56	3.71	2,870

Vested and exercisable at December 31, 2010	193,998	8.34	4.30	2,228

Granted	—	—
Exercised	(196,842)	8.40
Forfeited or Expired	(30,000)	11.64
Outstanding at December 31, 2011	58,406	12.62	2.16	431

Vested and expected to vest at December 31, 2011	58,406	12.62	2.16	431

Vested and exercisable at December 31, 2011	53,406	12.15	2.16	419

The aggregate intrinsic value is calculated as the difference between the market value of US$26.31, US$19.82 and US$ 20.01 as of December 31, 2009, 2010 and 2011 and the exercise prices of the options, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was RMB93.6 million, RMB26.8 million and RMB14.4 million, respectively.

The total fair value of options vested during the three years ended December 31, 2009, 2010 and 2011 was RMB12.8 million, RMB11.1 million and RMB2.6 million.

As of December 31, 2011, there is no unrecognized deferred compensation cost related to the above grants. For the years ended December 31, 2009, 2010 and 2011, total cash received by Shanda from the exercise of stock options amounted to RMB38.5 million ,RMB18.2 million and RMB10.4 million, respectively.

Under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan, share-based compensation expenses of approximately RMB11.8 million, RMB7.8 million, and RMB1.2million were recognized in the consolidated statements of operations and comprehensive income in the years ended December 31, 2009, 2010, and 2011, respectively.

Share-based compensation of the Company

2008 Equity Compensation Plan

        In November 2008, the Company authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 ordinary shares. Under the Company’s 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries’ affiliates, and individual consultants or advisors (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equals to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares. In November 2010, the Company increased the number of ordinary shares reserved under the 2008 Equity Compensation Plan to 54,750,000 ordinary shares.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

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

In accordance with ASC 718, after IPO, the Company recognized share-based compensation expenses for the options granted prior to IPO, net of a forfeiture rate, using the straight-line method for the 1/3 of the 20% of the options earned subject to the employees’ continued employment with the Group, and using the graded-vesting method for of the rest of the options earned contingent on the achievement of different performance targets when the Company concluded that it is probably that the performance targets will be achieved.

There was one significant modification in the first quarter of 2010 relating to the previously granted performance-based options. These options were not considered probable to be earned and vested under the original performance target, but were probable under the revised performance target. The compensation costs for the original awards were nil as none of the options are expected to vest. The incremental fair value is equal to the full fair value of the modified award, which represents the total cumulative compensation cost to be recognized for the award. On the modification date, the compensation costs previously recognized for the unvested award were reversed and fair value of the modified award is recognized as compensation costs over the remaining vesting period of the modified award.

In January 2010, the Company replaced the outstanding employee options of a foreign subsidiary with options of the Company. The replacement awards allow employees to purchase 962,963 Class A ordinary shares within 10 years from the original grant date and have the same vesting terms as under the original award. The replacement awards’ share option activities are included in the 2008 Equity Compensation Plan movements. The incremental compensation cost resulting from the replacement was immaterial.

From March 9, 2010 through December 15, 2010, the Company granted options under the 2008 Equity Compensation Plan to purchase 6,805,200 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. From January 1, 2011 through December 1, 2011, the Company granted options under the 2008 Equity Compensation Plan to purchase 5,380,300 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period, 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with the Group, and up to 2/3 of which can be earned contingent on the achievement of different performance targets. The options have 10 year contractual term from the grant date and vest over a four year period. On each of the first four anniversaries of the Performance Period Start Date, one hundred percent (100%) of the options earned during the year preceding such anniversary date shall vest and become exercisable provided that the employees remain employed by the Group on such vesting date.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

From January 1, 2011 through April 15, 2011, the Company granted options under the 2008 Equity Compensation Plan to purchase 216,400 Class A ordinary shares of the Company with no performance conditions at an exercise price equivalent to the average market value in the previous fifteen days. The options have a 10 year contractual term from the grant date and vest over a four year period. On the first anniversary of the grant date, 25% of the options have the opportunity shall be vested and over the three-year remaining vesting period, 1/36th of the options shall be vested monthly provided that the employees remain employed by the Group on such vesting date.

In 2011, the Company granted options under the 2008 Equity Compensation Plan to purchase 1,916,739 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. The option have 10 year contractual term from the granted date and vest immediately.

Share-based compensation expenses related to the option awards granted by the Company under the 2008 Equity Compensation Plan amounted to approximately RMB103.9 million, RMB44.6 million and RMB35.2 million for the years ended December 31, 2009, 2010 and 2011.

The Company’s share option activities as of December 31, 2009, 2010 and 2011 and changes during the years then ended are presented below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$ (in thousands)
Outstanding at December 31, 2008	21,857,500	3.2	9.87	—

Granted	3,889,000	3.4
Exercised	—	—
Forfeited	(191,300)	3.2
Expired	—	—
Outstanding at December 31, 2009	25,555,200	3.2	8.94	47,589

Vested and expected to vest at December 31, 2009	25,178,284	3.2	8.94	46,956

Vested and exercisable at December 31, 2009	—	—	—	—

Granted	7,768,163	3.0
Exercised	(1,403,548)	2.6
Forfeited	(8,708,587)	3.3
Expired	—	—
Outstanding at December 31, 2010	23,211,228	3.2	8.34	2,225

Vested and expected to vest at December 31, 2010	21,863,951	3.2	8.33	2,199

Vested and exercisable at December 31, 2010	5,182,199	3.2	7.96	176

Granted	7,513,439	3.0
Exercised	(650,100)	2.3
Forfeited	(7,714,478)	3.1
Expired	—	—
Outstanding at December 31, 2011	22,360,088	3.2	7.90	300

Vested and expected to vest at December 31, 2011	21,891,028	3.2	7.88	386

Vested and exercisable at December 31, 2011	7,568,229	3.1	7.13	487

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The aggregate intrinsic value is calculated as the difference between the market value of US$5.1, US$3.22 and US$1.96 as of December 31, 2009, 2010 and 2011 and the exercise price of the shares. The total intrinsic value of options exercised during the year ended December 31, 2011 was RMB2.0 million.

The weighted average grant-date fair value of options granted during the year ended December 31, 2009, 2010 and 2011 was US$2.49, US$1.92 and US$1.15, respectively. No option was vested during the year ended December 31, 2009. The fair value of options vested during the year of 2010 and 2011 was RMB81.3 million and RMB27.8, respectively.

As of December 31, 2011, there was RMB74.7 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Group’s employees. This cost is expected to be recognized over a weighted average period of 2.46 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions. In 2011, total cash received from the exercise of stock options amounted to RMB9.3 million.

The fair value of each option granted under the Company’s 2008 Equity Compensation Plan before the IPO was estimated on the date of grant using the binomial pricing model that uses the assumptions noted in the following table:

	For the years ended December 31
	2008	2009
Exercise Price	US$3.2	US$3.20~US$3.98
Fair value of ordinary shares	US$3.13	US$3.90~US$6.25
Risk-free interest rate(1)	3.94%	3.31%~4.44%
Exercise multiple(2)	1.8	1.8
Expected dividend yield(3)	0%	0%
Expected volatility(4)	50%	50%
Fair value per option at grant date (in RMB)	10.4~11.8	14.1~26.8

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve over the contractual term of the option in effect at the time of grant.
(2)	The management estimates the options will be exercised when the spot price reaches 1.8 times of strike price after becoming exercisable.
(3)	The Company has no history or expectation of paying dividends on its ordinary shares.
(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks for a period equivalent to the expected term preceding the grant date.

The fair value of each option granted under the Company’s 2008 Equity Compensation Plan after the IPO was estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table:

	For the year ended December 31
	2009		2010		2011
Exercise Price	US$	5.29~US$5.38	US$	0.23~US$3.40	US$	2.47~US$3.62
Fair value of ordinary shares	US$	5.12~US$5.16	US$	2.50~US$5.21	US$	1.99~US$3.75
Risk-free interest rate(1)		2.13%~2.48%		1.00%~2.50%		0.88%~2.0%
Expected life (in years)(2)		5		5		2.25~5
Expected dividend yield(3)		0%		0%		0%
Expected volatility(4)		50%		50%		50%
Fair value per option at grant date (in RMB)		15.82~15.84		7.31~33.52		2.22~11.88

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

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

From July 14, 2009 through December 1, 2009, the Company granted 251,920 restricted shares and 6,068,500 restricted shares to the Group’s and Shanda’s employees, respectively, under the Company’s 2008 Equity Compensation Plan. From January 1, 2010 through December 1, 2010, the Company granted 4,488,279 and 925,000 restricted shares to the Group’s and Shanda’s employees, respectively, under the Company’s 2008 Equity Compensation Plan. From January 1, 2011 through December 1, 2011, the Company granted 1,661,989 and 1,788,624 restricted shares to the Group’s and Shanda’s employees, respectively, under the Company’s 2008 Equity Compensation Plan. These awards will vest in equal installments over two to four years, commencing on the grant date, subject to the employee’s continued employment with the Group or Shanda, as the case may be.

Share-based compensation expense related to the restricted share awards granted by the Company under the 2008 Equity Compensation Plan amounted to RMB3,029, RMB48,518 and RMB46,161 for the years ended December 31, 2009, 2010 and 2011. The restricted shares granted to Shanda’s employees were measured at fair value at the grant date and that amount of RMB62,453 and RMB65,044 were recognized as a dividend distributed to Shanda in 2010 and 2011, respectively.

A summary of unvested restricted share activity as of December 31, 2009, 2010 and 2011 is presented below:

Unvested Restricted Shares	Number of Shares	Weighted Average Grant-date Fair Value
		US$
Unvested at December 31, 2008	407,770	3.2

Granted	6,320,420	6.2
Vested	—	—
Forfeited	(3,000)	6.3

Unvested at December 31, 2009	6,725,190	6.0

Expected to vest at December 31, 2009	5,479,864	6.0
Granted	5,413,279	4.1
Vested	(2,022,688)	5.5
Forfeited	(489,549)	5.5

Unvested at December 31, 2010	9,626,232	5.2

Expected to vest at December 31, 2010	8,473,034	5.1
Granted	3,450,613	3.0
Vested	(4,492,918)	5.2
Forfeited	(1,082,538)	5.6
Unvested at December 31, 2011	7,501,389	4.5

Expected to vest at December 31, 2011	7,120,357	4.5

The total intrinsic value of restricted shares vested during the year ended December 31, 2010 and 2011 was RMB42.9 million and RMB55.3 million.

As of December 31, 2011, there was RMB165.4 million of unrecognized compensation cost (including the unrecognized compensation cost of the restricted shares granted to the employees of Shanda amounting to RMB118.6 million), adjusted for the estimated forfeitures, related to non-vested restricted shares granted to the Group’s employees. This cost is expected to be recognized over a weighted average period of 2.18 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

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

The stock options may be exercised from the date that is two years from the grant date for a period of five years under relevant law. The grantees who were granted options before March 2007 may exercise 2/3 of granted stock options two years after the grant date and 1/3 of granted stock options may be exercised three years after the grant date. Grantees who were granted options in September 2007 and in 2008 and 2010 may exercise 1/2 of granted stock options two years after grant date, 1/4 of granted stock options may be exercised three years after grant date, and 1/4 of granted stock options may be exercised four years after grant date.

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

The assumptions used to value stock-based compensation awards for the years ended December 31, 2008 and 2010 are presented as follows:

	For the years ended December 31
	2008	2010
Risk-free interest rate	4.80-5.39%	4.56%
Expected life (in years)	4.7-4.9 years	4.5-4.9 years
Expected dividend yield	0%	0%
Expected volatility	63%-87%	65%-67%
Fair value per option at grant date ( in KRW)	4,531~6,355	7,504~7,668

Activities of share options

Actoz’s share option activities as of December 31, 2009, 2010 and 2011 and changes during the years then ended were presented below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		KRW		KRW
December 31, 2008	762,550	9,398	5.54	611,557

Granted	—	—
Exercised	(300,700)	9,397
Forfeited	(49,360)	9,406
December 31, 2009	412,490	9,398	4.66	3,156,394

Vested and expected to vest as of December 31, 2009	392,849	9,390	4.65	3,009,071

Vested and exercisable as of December 31, 2009	123,261	9,390	4.65	949,448

Granted	102,666	14,250
Exercised	(75,551)	9,378
Forfeited	(56,443)	9,532
December 31, 2010	383,162	10,682	4.38	301,206

Vested and expected to vest as of December 31, 2010	368,502	10,542	4.30	301,094

Vested and exercisable as of December 31, 2010	214,000	9,346	3.63	236,267

Granted	—	—
Exercised	(121,517)	9,416
Forfeited	(51,685)	13,468
December 31, 2011	209,960	10,729	3.52	551,208

Vested and expected to vest as of December 31, 2011	209,960	10,729	3.52	551,208

Vested and exercisable as of December 31, 2011	148,222	9,347	2.83	541,498

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The aggregate intrinsic value is calculated as the difference between the market value of KRW17,050, KRW 10,450 and KWR13,000 as of December 31, 2009, 2010 and 2011, respectively and the exercise price of the shares. The total intrinsic value of options exercised during the year ended December 31, 2011 was KRW435.5 million.

The weighted average estimated fair value of options granted during fiscal year 2010 was KRW7,593. During fiscal year 2011, Actoz did not grant new options. The total fair value of options vested during the year ended December 31, 2010 and 2011 was KRW958.2 million and KRW324.5 million, respectively.

Share-based compensation expenses of approximately RMB7.1 million, RMB5.0 million and RMB3.4 million were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2009, 2010 and 2011.

As of December 31, 2011 there was KRW194.0 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to unvested stock-based awards granted to Actoz’s employees. This cost is expected to be recognized over a weighted average period of 5.18 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2011, total cash received by Actoz from the exercise of stock options amounted to KRW1,144.2 million (equivalent to approximately RMB6.2 million).

20. EMPLOYEE BENEFITS

The full-time employees of the PRC subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. The PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB25,733, RMB42,533 and RMB76,275 for the years ended December 31, 2009, 2010 and 2011, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

21. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009, 2010 and 2011, significant related party transactions were as follows:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Platform service fees and sales agent fees paid to companies under common control by Shanda	(1,099,201)	(1,020,534)	(1,250,914)
Promotion service fee paid to companies under common control by Shanda	(11,230)	(10,551)	(7,260)
Online game licensing fees received from companies under common control by Shanda	7,091	6,672	3,199
Online game upfront fee received from a company under common control by Shanda	12,088	—	—
Corporate general administrative expenses allocated from Shanda	(14,351)	(8,183)	(7,008)
Rental fee paid to companies under common control by Shanda	(10,394)	(13,796)	(17,647)
Consulting service fee paid to companies under common control by Shanda	(2,260)	(2,260)	—
Interest expense for loan from Shanda and companies under common control by Shanda	—	(11,059)	(12,150)
Interest income from loan to companies under common control by Shanda	—	1,997	29,060

As of December 31, 2010 and 2011, outstanding balances due from/to related parties were as follows:

	December 31, 2010	December 31, 2011
	RMB	RMB
Accounts receivable from companies under common control by Shanda	389,890	405,953
Other receivables from Shanda	257	1,667
Other receivables from companies under common control by Shanda	531,631	929,728

	December 31, 2010	December 31, 2011
	RMB	RMB
Accounts payable to companies under common control by Shanda	65,284	77,349
Other payables to Shanda	501,765	—
Other payables to companies under common control by Shanda	448,978	125,910

In 2010, the Group obtained unsecured loans in the aggregate amount of US$140.2 million (equivalent to RMB928.5 million), from Shanda and companies under common control by Shanda. The interest rates on these loans range from 0.6% to 4.0%. The balance of other payables to Shanda and other payables to companies under common control by Shanda as of December 31, 2010 mainly represented the outstanding loans.

In 2010, the Group lent loans with aggregate amount of RMB523.0 million (US$79.2 million) to companies under common control of Shanda. The interest rates on these loans range from 2.25% to 6.71%. These loans have not been repaid as of December 31, 2011. The balance of other receivables from companies under common control by Shanda as of December 31, 2010 mainly represented the outstanding loans.

In 2011, the Group obtained unsecured loans in the aggregate amount of US$14.0 million (equivalent to RMB88.1 million), from company under common control by Shanda. The interest rates on these loans range from 0.6% to 1.37%. The balance of other payable to companies under common control by Shanda as of December 31, 2011 mainly represented the outstanding loans.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

In 2011, the Group lent loans with aggregate amount of RMB382.8 million (US$60.8 million) to companies under common control of Shanda. The interest rates on these loans range from 5.68% to 6.71%. These loans are all due during the year ended December 31, 2012. The balance of other receivables from companies under common control by Shanda as of December 31, 2011 mainly represented the outstanding loans.

Except for the loan transactions as described above, the outstanding balances due from/to related parties, mainly arising from the aforesaid related party transactions, are interest free, unsecured and can be settled on demand.

22. DERIVATIVE

In June 2009, Shengqu entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million which was repaid in June 2010. The loan bore interest at 1.35% per annum and was collateralized with a cash deposit of RMB702 million from Shengqu. The interest earned from the RMB cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of USD to RMB at 6.8445 at the time when it repays the US dollar loan. The Group recorded the foreign currency forward contract as a derivative and marked-to-market at each balance sheet date. The loan is remeasured at each period end to Shengqu’s functional currency and is netted off against its RMB cash deposit due to the existence of the legal set off right. On June 30, 2010, the forward contract was executed by releasing of RMB cash deposit to settle the principal and interest on the loan. There was no such transaction during the year ended December 31, 2011.

23. CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable due from or accounts payable to related parties and prepayments and other current assets. As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2009, 2010 and 2011.

The Group derived the majority of its net revenues from two MMORPGs, Mir II and Woool, including their sequels, which accounted for approximately 56.4% and 21.8% of the net revenues for the year ended 2009, 45.7% and 21.1% of the net revenues for the year ended December 31, 2010, and 39.7% and 16.8% of the net revenues for the year ended 31 December 2011, respectively.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB1,106 million and RMB1,172 million as of December 31, 2010 and 2011, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

24. COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases, which expire at various dates through December 2014. Future minimum lease payments for non-cancelable operating leases as of December 31, 2011 are as follows:

	Office Premise	Computer Equipment	Total
	RMB	RMB	RMB
2012	44,165	2,749	46,914
2013	31,495	7	31,502
2014	29,654	—	29,654

Totals	105,315	2,755	108,070

As of December 31, 2011, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual usage of the servers. The server leasing rental expenses under these operating leases amounted to approximately RMB22,390, RMB20,344 and RMB10,787 during the years ended December 31, 2009, 2010 and 2011, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.

Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB133,354, RMB134,792 and RMB157,969 during the years ended December 31, 2009, 2010 and 2011, respectively, and were charged to the statements of operations and comprehensive income when incurred.

As of December 31, 2011, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group amounting to RMB2,755.

As of December 31, 2011, there are no material capital lease obligations.

Capital commitments

As of December 31, 2011, capital commitments for purchase of equipment and game licenses were approximately RMB209,566.

Contingencies

The Company accounts for loss contingencies in accordance with ASC 450, “Contingencies” and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

Current PRC laws and regulations include limitations on foreign ownership in PRC companies that conduct online gaming business. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting online gaming business. Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiaries are eligible to hold licenses to conduct online gaming business in China. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiaries and its VIEs.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

The Company’s VIEs hold the licenses that are essential to the operation of the Company’s business. In the opinion of management, (i) the ownership structure of the Company, its PRC subsidiaries, and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their shareholders were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

Under PRC Ministry of Commerce (“MOFCOM”) security review rules promulgated in September 2011, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investment, leases, loans, control through contractual arrangements, or offshore transactions. Management has concluded there is no need to submit the existing contractual arrangements with its VIEs and their shareholders to the MOFCOM for national security review based upon analysis of the rules. However, there are substantial uncertainties regarding the interpretation and application of the MOFCOM security review rules, and any new laws, rules, regulations or detailed implementation measures in any form relating to such rules. Therefore, the Company cannot be assured that the relevant PRC regulatory authorities, such as the MOFCOM, would not ultimately take a contrary view to the opinion of management. If the MOFCOM or another PRC regulatory authority determines that the Company needs to submit the existing contractual arrangements with its VIEs and their shareholders for national security review, the Company may face sanctions by the MOFCOM or other PRC regulatory authority, which may include, among others, requiring the Company to restructure its ownership structure, discontinuation or restriction of operations in the PRC, or invalidation of the agreements that the PRC subsidiaries have entered into with the VIEs and their shareholders.

In such case, the Company may not be able to operate or control business in the same manner as it currently does, and therefore, may not be able to consolidate the VIEs. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Company (including restrictions on the Company to carry out business).

If the VIEs and their shareholders fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Company.

In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with the VIEs and their shareholders is remote.

25. LITIGATION

On November 8, 2010, a former shareholder of Chengdu Simo filed a claim with the Sichuan Superior People’s Court, or the Sichuan Court, against Shanghai Shulong Technology Co., Ltd., or Shanghai Shulong, alleging that Shanghai Shulong had failed to pay RMB48.8 million of non-contingent consideration (see Note 15) in connection with the purchase of all of the outstanding shares of Chengdu Simo Technology Co., Ltd., or Chengdu Simo by Shanghai Shulong. This amount represents the final payment amount to be paid by Shanghai Shulong to the shareholder upon the achievement of certain milestones by Chengdu Simo relating to its game “Qi Xia Tian Xia.” The shareholder has requested the court to require Shanghai Shulong to pay RMB48.8 million plus accrued interest. Shanghai Shulong does not believe that the milestone has been achieved yet. Management has concluded that payment of additional amounts beyond the existing non-contingent consideration already recorded is remote. On September 13, 2011, Shanghai Shulong filed a claim with Shanghai No.1 Intermediate People’s Court against the former shareholder of Chengdu Simo, alleging that the former shareholder had failed to perform the obligations in Share Purchase Agreement. There still are no verdicts on the foregoing cases.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

26. SUBSEQUENT EVENTS

The Group has performed an evaluation of subsequent events through the date of this filing.

On November 28, 2011, the Company’s Board of Directors declared a special one-time cash dividend of US$0.51 per Class A or Class B ordinary share, or US$1.02 per ADS. The special dividend was paid on January 20, 2012 to shareholders and ex-dividend date was January 23, 2012. See Note 2(29) for more information regarding the dividend declared and accrued as of December 31, 2011.

In January 2012, the Group obtained borrowings of RMB 388 million from commercial banks, which are repayable in April 2012 with interest rates ranging from 5.49% to 6.71%. These borrowings were collateralized by short term investments of RMB400 million.

In January 2012, the Group obtained a borrowing of USD103 million (equivalent to RMB650 million), which is repayable in December 2012, from Bank of China. The borrowing was collateralized by short term investments of RMB650 million and carries an interest rate of 5.03% per annum.

In February 2012, the Group obtained a borrowing of USD156 million (equivalent to RMB982 million), which is repayable in February 2013, from Minsheng Bank. The borrowing was collateralized by short term investments of RMB984 million and carries an interest rate of 6% per annum.

In February 2012, the Group obtained an unsecured loan of RMB926 million from a company under common control of Shanda Interactive with an interest rate of 3% per annum. The Group also lent an aggregate amount of USD160 million (equivalent to RMB1,006 million) to Shanda Interactive with an interest rate of 3% per annum and another loan of RMB115 million to a company under common control of Shanda Interactive with an interest rate of 5.93% per annum.

27. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,058.4 million, or 31.6% of the Group’s total consolidated net assets as of December 31, 2011. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries or the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investment in subsidiaries under the equity method of accounting. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Interests in subsidiaries” and the profit of the subsidiaries is presented as “Equity in profit of subsidiaries” on the statement of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

As of December 31, 2010 and 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Financial Information of Shanda Games Limited

Condensed Statements of Operations

	For the Years Ended December 31
	2009	2010	2011	2011
	RMB	RMB	RMB	US$ (Note 2(5))
Net revenues	—	—	—	—

Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses
Product development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(124,890)	(105,185)	(88,940)	(14,131)

Total operating expenses	(124,890)	(105,185)	(88,940)	(14,131)

Loss from operations	(124,890)	(105,185)	(88,940)	(14,131)

Interest income	470	1,540	5,103	811
Interest expenses	—	(10,915)	(13,610)	(2,162)
Other income(expenses)	(5)	294	(405)	(64)
Income tax expenses	—	—	—	—
Equity in profit of subsidiaries	1,577,396	1,403,087	1,362,726	216,514

Net income	1,452,971	1,288,821	1,264,874	200,968

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Financial Information of Shanda Games Limited

Condensed Balance Sheets

	December 31,
	2010	2011	2011
	RMB	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	283,205	29,127	4,628
Prepayment and other current assets	25,910	8,163	1,297
Other receivables due from related parties	499,247	484,687	77,009
Investment in subsidiaries	4,636,232	5,446,987	865,439

Total assets	5,444,594	5,968,964	948,373

LIABILITIES
Current liabilities:
Other payables and accruals	1,459	2,726	433
Other payables due to related parties	1,423,185	797,054	126,640
Dividend payable	—	1,823,314	289,695

Current liabilities	1,424,644	2,623,094	416,768

Total liabilities	1,424,644	2,623,094	416,768

Shareholders’ Equity
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, 158,302,554 and 151,222,556 issued and outstanding as of December 31, 2010 and 2011)	1,190	725	115
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 409,087,000 and 409,087,000 issued and outstanding as of December 31, 2010 and 2011)	40,193	40,193	6,386
Additional paid-in capital	1,419,666	1,561,343	248,072
Accumulated other comprehensive income	(40,734)	(68,480)	(10,880)
Retained earnings	2,599,635	1,812,089	287,912

Total Shanda Games Limited shareholders’ equity	4,019,950	3,345,870	531,605

Total liabilities and shareholders’ equity	5,444,594	5,968,964	948,373

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands unless otherwise stated)

Financial Information of Shanda Games Limited

Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$ (Note 2(5))
Net cash generated / (used) in operating activities	(4,891)	1,090	(7,603)	(1,208)
Net cash generated / (used) in investing activities	(600,955)	(609,701)	530,776	84,332
Net cash generated / (used) in financing activities	825,664	679,627	(769,060)	(122,191)
Effect of foreign exchange rate changes on cash and cash equivalents	(67)	(7,562)	(8,191)	(1,302)

Net increase / (decrease) in cash and cash equivalents	219,751	63,454	(254,078)	(40,369)
Cash and cash equivalents, beginning of year	—	219,751	283,205	44,997

Cash and cash equivalents, end of year	219,751	283,205	29,127	4,628