Form 20-F/A
period 2011-12-31
Shanda Games Ltd
filed 2012-04-10
CIK 1470157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

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

Page
EXPLANATORY NOTE	1
ITEM 19 EXHIBITS	2
SIGNATURE	3
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on March 19, 2012, for the sole purpose of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data as Exhibit 101.

No other changes have been made to our annual report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the filing date of March 19, 2012 of our annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

Item 19.	EXHIBITS

Number	Description
101.INS †	XBRL Instance Document.

101.SCH †	XBRL Taxonomy Extension Schema Document.

101.CAL †	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF †	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB †	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE †	XBRL Taxonomy Extension Presentation Linkbase Document.

†	This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

SHANDA GAMES LIMITED

By:	/s/ Qunzhao Tan
Name: Qunzhao Tan
Title: Chairman and Chief Executive Officer

Date: April 10, 2012

3