Form 20-F/A
period 2011-12-31
Shanda Games Ltd
filed 2013-04-08
CIK 1470157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34454

Shanda Games Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 1 Office Building

No. 690 Bibo Road

Pudong New Area

Shanghai 201203

The People’s Republic of China

(Address of principal executive offices)

Xiangdong Zhang, Chief Executive Officer

No. 1 Office Building

No. 690 Bibo Road

Pudong New Area

Shanghai 201203

The People’s Republic of China

Telephone: +(86 21) 5050-4740

Facsimile: +(86 21) 5050-4740-897286

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person

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
☐ Yes ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standard Boards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

table of contents

Page

EXPLANATORY NOTE	1
Item 19. EXHIBITS	2
SIGNATURE	6

EXHIBIT 12.1

EXHIBIT 12.2

EXHIBIT 13.1

EXHIBIT 13.2

EX-101 INSTANCE DOCUMENT

EX-101 SCHEMA DOCUMENT

EX-101 CALCULATION LINKBASE DOCUMENT

EX-101 DEFINITION LINKBASE DOCUMENT

EX-101 LABELS LINKBASE DOCUMENT

EX-101 PRESENTATION LINKBASE DOCUMENT

EXPLANATORY NOTE

We are filing this Amendment No. 2 to our annual report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on March 19, 2012 and amended by Amendment No. 1 on Form 20-F/A filed on April 10, 2012, for the sole purpose of furnishing the corrected Interactive Data previously filed as Exhibit 101.

No other changes have been made to our annual report on Form 20-F. This Amendment No. 2 does not reflect events that have occurred after the filing date of March 19, 2012 of our annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

Item 19. EXHIBITS

Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of Shanda Games Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 30, 2009).

2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

2.2	Specimen of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

4.1	Amended and Restated 2008 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.4	Master Separation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated July 1, 2008 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.5	English translation of Amended and Restated Cooperation Agreement among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.6	English translation of Domain Names and Trademarks License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.7	The Non-Compete and Non-Solicitation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated September 10, 2009 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.8	English translation of Amended and Restated Sales Agency Agreement among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Development Co., Ltd. and Shanghai Shulong Computer Technology Development Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

Number	Description
4.9	English translation of Framework Agreement on Disposition of Shanda Point Cards Inventories among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Development Co., Ltd., Hangzhou Bianfeng Networking Technology Co., Ltd., Shanghai Shulong Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.10	English translation of Share Entrustment Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.11	English translation of Share Pledge Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.12	English translation of Power of Attorney to Business Operating Agreement executed by Dongxu Wang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.13	English translation of Power of Attorney to Business Operating Agreement executed by Yingfeng Zhang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.14	English translation of Share Disposition Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.15	English translation of Business Operation Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.16	English translation of Exclusive Consulting and Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.17	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated July 1, 2008 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.18	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

Number	Description
4.19	Mir II License Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong New Area Imp. & Exp. Corp. dated June 29, 2001 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.20	Mir II Amendment Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd., and Shanghai Pudong Imp. & Exp. Co., Ltd. dated August 19, 2003 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.21	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Networking Co., Ltd. and Shanghai Pudong Imp. & Exp. Co., Ltd. dated September 22, 2005 (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.22	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong IMP & EXP Co., Ltd. dated November 26, 2008 (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.23	Assignment Agreement of Mir II among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.24	Sale and Purchase Agreement between Shanda Games International (Pte) Ltd., all of the shareholders of Eyedentity Games, Inc., and Eun Sang Lee, as the seller’s representative, dated as of September 7, 2010 (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 25, 2011).

4.25*	English translation of the Cooperation Agreement between Shanda Online and Shanda Games among Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010.

4.26*	English translation of Supplement to the Cooperation Agreement between Shanda Online and Shanda Games among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010.

4.27*	English translation of Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of May 1, 2011.

4.28*	English translation of Supplement Agreement to Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of December 30, 2011.

4.29*	Facility Agreement dated February 8, 2012 for Shanda Online International (HK) Limited, Shanda Games Technology (HK) Limited and Shanda Games Holdings (HK) Limited, as borrowers, arranged by China Minsheng Banking Corp., Ltd., Hong Kong Branch, as arranger and agent, with China Minsheng Banking Corp., Ltd., Hong Kong Branch, as account bank.

4.30*	English translation of Entrusted Loan Agreements between China Merchant Bank Co., Ltd. and each of Lansha Information Technology (Shanghai) Co., Ltd., Shengji Information Technology (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd.

4.31*	Loan Agreement dated February 8, 2012 between Shanda Interactive Entertainment Limited and Shanda Games Limited.

Number	Description
8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by references to Exhibit 99.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

12.1**	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2**	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2**	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

101.INS**†	XBRL Instance Document.

101.SCH**†	XBRL Taxonomy Extension Schema Document.

101.CAL**†	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**†	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**†	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE**†	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed with the annual report on Form 20-F on March 19, 2012.

**	Filed or furnished herewith.

†	This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 on its behalf.

SHANDA GAMES LIMITED

By:	/s/ Xiangdong Zhang
	Name:	Xiangdong Zhang
	Title:	Chief Executive Officer

Date: April 8, 2013

