Form 20-F
period 2012-12-31
Shanda Games Ltd
filed 2013-04-08
CIK 1470157

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012.
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
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203

The People’s Republic of China

Telephone: +(86 21) 5050-4740

Facsimile: +(86 21) 5050-4740-897286

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
The NASDAQ Stock Market*
Class A ordinary shares, par value US$0.01 per share	(The NASDAQ Global Select Market)

* Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of American Depositary Shares representing such Class A Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 131,860,314 Class A ordinary shares, par value US$0.01 per share, and 409,087,000 Class B ordinary shares, par value US$0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

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

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our projected revenues, earnings, profits and other estimated financial information;

•	expected changes in our margins and certain costs or expenditures;

•	our plans to expand and diversify the sources of our revenues;

•	expected changes in the respective shares of our revenues from particular sources;

•	our plans for staffing, research and development and regional focus;

•	the projected economic lifespans of our current games, and our plans to launch games and to develop new games in-house or license additional games from third parties, including the timing of any such launches, development or licenses;

•	our plans for strategic partnerships with other businesses;

•	our acquisition strategy, and our ability to successfully integrate past or future acquisitions with our existing operations;

•	competition in the PRC online game and mobile game industries;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	the outcome of our annual evaluation as to our status as a passive foreign investment company;

•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and

•	PRC governmental policies relating to online games, the Internet, Internet content providers and the provision of advertising over the Internet.

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

CERTAIN CONVENTIONS

Except where the context otherwise requires and for purposes of this annual report only:

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“Monthly active users” or “MAUs” refers to the number of users who play our online games during a calendar month;

•	“Monthly paying users” or “MPUs” refers to the number of users who spend virtual currency at least once for our online games during a calendar month and includes users who spend virtual currency in our online games during beta testing;

•	“Nanjing Shanda” refers to Nanjing Shanda Networking Co., Ltd., which is directly owned by Shanghai Shengzhan Networking Technology Co., Ltd., or Shengzhan, a variable interest entity, or VIE, of Shanda Online;

•	“our HK subsidiaries” refers to Shanda Games Holdings (HK) Limited, or Shanda Games (HK), Shanda Games Technology (HK) Limited, and Goldcool Holdings (HK) Limited;

•	“our PRC subsidiaries” refers to Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, Lansha Information Technology (Shanghai) Co., Ltd., or Lansha, and Kuyin Software (Shanghai) Co., Ltd.;

•	“our VIEs” refers to our variable interest entities, including primarily Shanghai Hongli Digital Technology Co., Ltd., or Shanghai Hongli, and Shanghai Shulong Technology Development Co., Ltd., or Shanghai Shulong, and its subsidiaries, including its wholly owned subsidiaries Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, Nanjing Shulong Computer Technology Co., Ltd., or Nanjing Shulong, Chengdu Aurora Technology Development Co., Ltd., or Chengdu Aurora, Chengdu Simo Technology Co., Ltd., or Chengdu Simo, Chengdu Youji Technology Co., Ltd., or Chengdu Youji, and Tianjin Youji Technology Co., Ltd., or Tianjin Youji, and its majority-owned subsidiary Shanghai Shengzixin Equity Investment Fund, or Shengzixin Fund;

•	“reorganization” refers to Shanda Interactive’s reorganization effective July 1, 2008, pursuant to which Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business to us, as more fully described in Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive”;

•	“Shanda Computer” refers to Shanda Computer (Shanghai) Co. Ltd, a wholly owned subsidiary of Shanda Online;

•	“Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company and our indirect controlling shareholder, and, unless the context requires otherwise, its subsidiaries and VIEs, but excludes Shanda Games Limited, or Shanda Games, and its subsidiaries and VIEs;

•	“Shanda Group” refers to Shanda Interactive and its subsidiaries and VIEs and, unless the context requires otherwise, includes Shanda Games and its subsidiaries and VIEs;

•	“Shanda Networking” refers to Shanghai Shanda Networking Co., Ltd., a VIE of Shanda Interactive;

•	“Shanda Online” refers to Shanda Online Entertainment Limited, a Cayman Islands company wholly owned by Shanda Interactive, and, unless the context requires otherwise, its subsidiaries and VIEs;

•	“Shengfutong” refers to Shanghai Shengfutong Electronic Business Co., Ltd., which is an affiliated entity under the common control of Shanda Interactive;

•	“Shengjing” refers to Tianjin Shengjing Trade Co., Ltd., which is an affiliated entity under the common control of Shanda Interactive;

•	“VIE” refers to variable interest entity; and

•	“we,” “us,” “our company” and “our” refer to Shanda Games, and, unless the context requires otherwise, its wholly owned subsidiaries Shanda Games Holdings (HK) Limited, or Shanda Games (HK), a Hong Kong company, Shanda Games Technology (HK) Limited, a Hong Kong company, Shanda Games International (Pte) Ltd., or Shanda Games International, a Singapore company, and its majority-owned subsidiaries Eyedentity Games, Inc., or Eyedentity, a Korean company, and eFusion MMOG GmbH, or eFusion, a German company, and Shanda Games Korean Investment Limited, a British Virgin Islands company, and its majority-owned subsidiary, Actoz Soft Co., Ltd., or Actoz, a Korean company publicly listed on the Korea Exchange; its majority-owned subsidiary Goldcool Holdings Limited, or Goldcool, a British Virgin Islands company, and its wholly owned subsidiary Goldcool Holdings (HK) Limited, a Hong Kong company; and our PRC subsidiaries; and in the context of describing our operations, also include our VIEs. When required by the context, references to “we,” “us,” “our company” and “our” include the online game business Shanda Interactive operated through its various subsidiaries and VIEs from January 1, 2008 to June 30, 2008.

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the rate of US$1.00 to RMB 6.2301, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2012. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate, or at all.

References in this annual report to the operations of our business, financial condition and results of operations with respect to the period from January 1, 2008 to June 30, 2008 are to Shanda Interactive’s online game business operations as conducted by Shanda Interactive’s subsidiaries and VIEs prior to the reorganization. References in this annual report to the operations of our business, financial condition and results of operations with respect to the period from July 1, 2008 to December 31, 2012 are to our operations as a standalone company subsequent to the reorganization. The results of operations of Actoz have been consolidated into our results of operations during the periods presented in this annual report.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the three years ended December 31, 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on our consolidated financial statements as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and our consolidated balance sheet as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with the consolidated financial statements and the related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

In addition, due to differences in the agreements in place prior to and after the reorganization of our company, effective July 1, 2008, our results of operations for the periods prior to and after the reorganization are not entirely comparable. Specifically, the agreements pursuant to which we recognize platform fees and sales and marketing expenses following the reorganization differ from the methods prior to the reorganization. This also impacts other line items such as gross profit, income from operations and net income. As a result, our results of operations for the year ended December 31, 2008 and our results of operations for each of the subsequent years may not be entirely comparable. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$(1)
(in millions, except earnings per share/ADS data)
Consolidated Statements of Operation and Comprehensive Income Data:
Net revenues:
Online game revenue generated in China	3,304.3	4,727.7	4,318.9	4,975.5	4,320.3	693.5
Other revenues(2)	72.5	79.0	185.8	306.4	361.8	58.0
Total net revenues	3,376.8	4,806.7	4,504.7	5,281.9	4,682.1	751.5
Cost of revenues:
Third parties	(768.3)	(1,049.3)	(1,032.7)	(1,152.9)	(937.0)	(150.4)
Related parties	(721.1)	(884.2)	(804.5)	(903.1)	(774.4)	(124.3)
Total cost of revenues	(1,489.4)	(1,933.5)	(1,837.2)	(2,056.0)	(1,711.4)	(274.7)
Gross profit	1,887.4	2,873.2	2,667.5	3,225.9	2,970.7	476.8
Operating expenses:
Product development	(238.8)	(339.8)	(465.8)	(694.3)	(658.7)	(105.7)
Sales and marketing
Third parties	(124.4)	(206.7)	(275.3)	(255.1)	(233.8)	(37.5)
Related parties	(80.1)	(226.2)	(226.5)	(355.1)	(362.5)	(58.2)
Total sales and marketing	(204.5)	(432.9)	(501.8)	(610.2)	(596.3)	(95.7)
General and administrative	(287.2)	(366.1)	(367.0)	(447.4)	(337.5)	(54.2)
Total operating expenses	(730.5)	(1,138.8)	(1,334.6)	(1,751.9)	(1,592.5)	(255.6)
Income from operations	1,156.9	1,734.4	1,332.9	1,474.0	1,378.2	221.2
Interest income
Third parties	33.4	26.3	59.7	102.9	143.5	23.0
Related parties	—	—	2.0	32.5	83.7	13.5
Interest expense
Third parties	(1.7)	(0.8)	(0.3)	(10.8)	(93.6)	(15.0)
Related parties	—	—	(11.0)	(12.1)	(26.8)	(4.3)
Investment income	—	0.2	0.2	0.5	0.1	-
Other income, net	7.8	170.2	226.9	194.3	91.2	14.6
Income before income tax expenses and equity in losses/impairments of investments in affiliated companies	1,196.4	1,930.3	1,610.4	1,781.3	1,576.3	253.0
Income tax expenses	(249.9)	(428.7)	(300.3)	(485.3)	(418.8)	(67.2)
Equity in profits (losses) of and impairments of investments in affiliated companies	0.9	(30.0)	(5.4)	(10.0)	(20.9)	(3.4)
Net income	947.4	1,471.6	1,304.7	1,286.0	1,136.6	182.4
Less: Net income attributable to non-controlling interests	(11.9)	(18.6)	(15.9)	(21.1)	(23.2)	(3.7)
Net income attributable to Shanda Games Limited	935.5	1,453.0	1,288.8	1,264.9	1,113.4	178.7

Earnings Per Share Data:
Earnings per share, basic	1.70	2.61	2.26	2.23	2.01	0.32
Earnings per share, diluted	1.70	2.60	2.26	2.23	2.01	0.32
Earnings per ADS, basic(3)	3.40	5.22	4.52	4.46	4.02	0.64
Earnings per ADS, diluted(3)	3.40	5.20	4.52	4.46	4.02	0.64

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Consolidated Balance Sheets Data:
Total current assets	1,582.7	3,297.3	3,394.5	5,755.3	6,552.0	1,051.7
Total assets	2,444.1	4,327.4	6,779.6	7,958.6	8,114.6	1,302.5
Total current liabilities	1,178.0	1,261.0	2,142.5	3,964.9	3,629.0	582.5
Total long term liabilities	30.2	40.9	378.3	376.7	166.2	26.7
Total liabilities	1,208.2	1,301.9	2,520.8	4,341.6	3,795.2	609.2
Redeemable non-controlling interest	—	—	—	13.9	13.9	2.2
Total Shanda Games Limited shareholders’ equity	1,097.0	2,819.6	4,020.0	3,345.9	4,252.0	682.5
Non-controlling interests	138.9	205.9	238.8	257.2	53.4	8.6
Total equity	1,235.9	3,025.5	4,258.8	3,603.1	4,305.4	691.1
Total liabilities and equity	2,444.1	4,327.4	6,779.6	7,958.6	8,114.6	1,302.5

(1)	Translations of RMB into U.S. dollars were made at a rate of RMB 6.2301 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2012.

(2)	Represents net revenues generated primarily outside of China from game licensing, game operations, and advertising.

(3)	Each American Depositary Share, or ADS, represents two Class A ordinary shares.

EXCHANGE RATE INFORMATION

Solely for the convenience of the reader, unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB 6.2301 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period End
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
2012	6.2990	6.3879	6.2221	6.2301
October 2012	6.2627	6.2877	6.2372	6.2372
November 2012	6.2338	6.2454	6.2221	6.2265
December 2012	6.2328	6.2502	6.2251	6.2301
2013
January 2013	6.2215	6.2303	6.2134	6.2186
February 2013	6.2323	6.2438	6.2213	6.2213
March 2013	6.2154	6.2246	6.2105	6.2108

Source: H.10 statistical release of the U.S. Federal Reserve Board

(1)	Annual averages were calculated using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages were calculated using the average of the daily rates during the relevant month.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to Our Business and Our Industry

If we are unable to successfully develop and source new games, our business prospects, financial condition and results of operations would be materially and adversely affected.

To remain competitive, we must continue to develop and source new games that appeal to game players. We develop and source new online and mobile games through our multi-channel strategy, including in-house development, licensing, investments, acquisitions, joint development and joint operation. However, we cannot assure you that we will be successful in executing such strategy. If we fail to do so, our business, financial condition, results of operations and business prospects would be materially and adversely affected. The following summarizes risks relating to our multi-channel strategy.

•	In-house development of new games and introduction of expansion packs for our existing games

We must continue to successfully develop new games in-house to expand our game portfolio and introduce updates and expansion packs, which are more substantial enhancements than updates, for our existing games to extend the commercial lifespans of our existing games.

Our ability to develop successful new games in-house will largely depend on our ability to (i) anticipate and effectively respond to changing interests and preferences of the game players and technological advances in a timely manner, (ii) attract, retain and motivate talented game development personnel and (iii) execute effectively our game development plans. In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to produce updates and expansion packs.

Our ability to introduce successful updates and expansion packs for our existing games will also depend on our ability to collect and analyze user behavior data and feedback from our online community in a timely manner and to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our virtual items. We cannot assure you that we will be able to collect and analyze game player behavior data on a timely basis or that such data will accurately reflect game player behavior.

•	Maintaining good relationships with our licensors, extending licenses for our existing licensed games and licensing new games

We license many of our online and mobile games, including some of our most popular games, from third parties. For example, a third party co-owns with Actoz the intellectual property rights relating to Legend of Mir II, or Mir II, and we pay, through Actoz, part of the ongoing licensing fees to this third party. In 2011 and 2012, we derived approximately 54.9% and 55.4% of our net revenues, respectively, from online games that were licensed from third parties, including Mir II. We must maintain good relationships with our licensors to ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors. Finally, our licenses may be terminated upon the occurrence of certain events, such as a material breach by us. Only some of our license agreements allow us to automatically extend the term of the license without renegotiating with the licensors. We may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new royalty terms that are unacceptable to us. Our ability to continue to license our games and to maintain good relationships with our licensors also affect our ability to license new games developed by the same licensors.

•	Investments in and acquisitions of other businesses that we believe may benefit our business

We intend to continue to invest in or acquire other businesses that complement our business or games that we believe may benefit us in terms of game player base or game portfolio. For example, in 2012, we acquired a majority stake in eFusion, a German game operator; in 2010, we acquired Eyedentity, a Korea-based online game developer, and Goldcool, a Shanghai-based online game developer and operator. In 2006, we established 18 Capital, an internal business development team, to identify game development and operating studios for potential investments or acquisitions. Our ability to grow through investments and acquisitions will depend on the availability of suitable candidates at an acceptable cost and our ability to consummate such transactions on commercially reasonable terms, as well as our ability to obtain any required governmental approvals. The identification and completion of these transactions may also require us to expend significant management and other resources. Moreover, the benefits of an investment or acquisition may take considerable time to materialize, and we cannot assure you that any particular transaction will achieve the intended benefits. Future acquisitions could also expose us to potential risks, including those associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of the acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.

•	Sourcing of new games through joint development and joint operation

We jointly develop certain games with international game developers. For example, we have jointly developed an online version of Championship Manager Online with Square Enix Co. Ltd., or Square Enix. We also jointly operate certain games with third-party developers in China. For example, in August 2012, we launched the 3D fantasy massively multi-player online role-playing game, or MMORPG, “Age of Wushu,” which is jointly operated by Suzhou Snail Electronics Co. Ltd. and us. We must maintain good relationships with our joint developers and joint operators to ensure the continued smooth development or operation of our joint development and joint operation games. Our ability to jointly develop and jointly operate successful games also depends on the availability of joint development and joint operation partner candidates.

We depend substantially on two MMORPGs, which accounted for approximately 56.5% and 48.7% of our net revenues in 2011 and 2012, respectively, and have finite commercial lifespans.

Two of our MMORPGs, Mir II and The World of Legend, or Woool, including their sequels, contributed approximately 39.5% and 16.8% of our net revenues, respectively, in 2011 and 33.0% and 15.7% of our net revenues, respectively, in 2012. Even though we expect the percentage of our net revenues generated from Mir II and Woool to decrease as net revenues from our other games and our other sources of revenue increase, we expect to continue to derive a substantial portion of our net revenues from these games in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II or Woool, including:

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

For example, in the fourth quarter of 2009, we introduced an expansion pack in Mir II which was not well received and led to some game players reducing the amount of virtual items they purchased in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% compared to the previous quarter. See also “—Risks Relating to Our ADSs—The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.”

As with other games, Mir II and Woool have finite commercial lifespans. We believe that Mir II and Woool, which we launched in 2001 and 2003, respectively, are in the more mature stages of their commercial lifespans. While we believe we will be able to extend the commercial lifespans of Mir II and Woool by enhancing, expanding and upgrading these games to include new features that appeal to existing players and attract new players, we cannot assure you that revenues from these games will not decline in the future as a result of the games approaching the end of their commercial lifespans. In the second quarter of 2012, we scaled back monetization activities for Mir II and Woool and sought to lengthen their lifespans by promoting activities that enhance interaction among users, and our net revenues decreased by approximately 19% compared to the previous quarter. If we are not able to extend the commercial lifespans of Mir II and Woool, our business prospects, financial condition and results of operations may be materially and adversely affected.

Our new games may not be commercially successful, and we may fail to launch new games according to our timetable, or at all.

In order to remain competitive, we must introduce new games that are attractive to our game players and can generate additional revenues and diversify our revenue sources. We cannot assure you that the new games we launch will be commercially successful, and you should not use the success of our existing games as an indication of the future commercial success of any of the games in our pipeline. A number of factors could result in delays in launching or prevent us from launching our new games, including technical difficulties, insufficient game development personnel, a lack of marketing or other resources, insufficient interest in our new games among players during the beta testing, and adverse developments in our relationship with the licensors of our new licensed games. For example, we experienced a decrease of RMB163.8 million (US$26.3 million) in net revenues generated from Dragon Nest in China in 2012 as several key expansion packs for the game were delayed in China. In addition, there are many factors that could adversely affect the popularity of our new games, including our abilities to anticipate and adapt to future technology trends, new business models and changed game player preferences and requirements, to plan and organize marketing and promotional activities, and to differentiate our new games from our existing games and other games offered by other companies. We pay licensing fees for games that we license from third-party developers, and failure to introduce new games or maintain their popularity may result in significant write-down or write-off of licensing fees of the relevant games. If we fail to launch new games according to our timetable or at all or if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game sourcing or development costs, which can be significant.

Our new games may attract game players away from our existing games, which may have a material adverse effect on our business, financial condition and results of operations.

Our new games may attract game players away from our existing games and shrink our existing games’ player base, which could in turn make those existing games less attractive to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

Changes or adjustments we make to our existing or new games may not be well received by our game players.

As we develop new games or introduce updates and expansion packs to our existing games, we closely monitor our game players’ tastes and preferences and may introduce or change certain game features or game play styles to make our games more attractive. We cannot assure you that these changes or adjustments will be well received by our game players, who may decide not to play our new games or cease playing our existing games. For example, in the fourth quarter of 2009, we introduced an expansion pack for Mir II which was not well received and led to some game players’ reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% compared with the net revenues in the previous quarter. As a result, any changes or adjustments we make to existing or new games may adversely impact our revenues and business prospects.

There are risks that the revenue models we adopt for our games may not be suitable.

We currently operate substantially all of our games, including online games and mobile games, using the item-based revenue model and have generated, and expect to continue to generate, a substantial majority of our revenues using this revenue model. Although we have adopted the item-based revenue model for substantially all of our games, it may not be the best revenue model. The item-based revenue model requires us to develop or license games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our active users into paying users. In addition, the item-based revenue model may cause additional concerns from PRC regulators who have been implementing regulations that are designed to reduce the amount of time that Chinese youth spend on games and to limit the total amount of virtual currency issued by game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our games if we believe the existing revenue models are not optimal. We cannot assure you that the revenue model that we have adopted for any of our games will continue to be suitable for that game, or that we will not in the future need to switch our revenue model or introduce new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our games.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

To execute our growth strategies, we anticipate that we will need to manage and supervise our current game portfolio, as well as develop and source additional games. We also will need to continue to expand, train, manage and motivate our workforce, manage our relationships with our game licensors, joint developers, joint operators, game players and third-party service providers, develop web-based games and mobile games and launch new technologies that provide ease of access to our games through micro clients. In addition, we need to implement various new or upgraded operational and financial systems, procedures and controls and to improve our accounting and other internal management systems, all of which will require substantial management efforts and financial resources and may divert our management’s attention from running our business or otherwise harm our operations. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies or manage our growth, and any failure to do so may limit our future growth and hamper our business strategy.

There are risks associated with our pursuit of growth through acquisitions and strategic investments.

In recent years we have pursued, and in the future we may continue to pursue, growth through acquisitions and strategic investments. In general, these acquired or invested companies either own intellectual property rights relating to games or operate a network for the distribution of our games. For example, in 2012, we acquired a majority stake in eFusion, through which we operate Dragon Nest in Europe; in 2010, we acquired Goldcool, which owns the intellectual property rights to numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords, and Eyedentity, which owns the intellectual property rights to Dragon Nest. Our acquisition of these companies entails a number of other risks that could materially and adversely affect our business and results of operations, including an inability to realize the synergies or achieve the level of performance contemplated at the time of executing these transactions, difficulties integrating the acquired company’s personnel, operations, technologies or products into our existing business, the need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, the diversion of management resources from other strategic and operational issues, the inability to retain the key employees of the acquired companies, and the potential write-offs of acquired assets and goodwill, as well as potential expenses related to the amortization of intangible assets. See also “—We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.” If we are unable to generate significant amounts of revenue from the acquired companies, we may suffer financial losses as a result of the acquired company’s on-going operating expenses, expenses related to the amortization of intangible assets from the acquisition, and additional share-based compensation expenses related to the acquisition. In March 2012, we sold Mochi Media, Inc., or Mochi Media, a company with its focus on mini casual games, to Shanda Online, a company under the common control of Shanda Interactive, due to our decision to focus on more intensive and advanced online games in early 2012. As a result of the sale, we recognized a charge of RMB244.0 million (US$39.2 million) to our additional paid-in capital. Our failure to address the risks associated with our acquisition of these companies may have a material adverse effect on our financial condition and results of operations.

We face risks associated with the licensing of our games internationally, and if we are unable to effectively manage these risks, our ability to expand our business internationally could be impaired.

As of March 31, 2013, we had licensed 15 online games to game operators in a number of countries and regions throughout the world. We plan to further license our existing and new games in more countries and regions.

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

We or our licensors, joint developers, joint operators or investees may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, joint developers, joint operators or investees, may materially disrupt our business.

We cannot be certain that our in-house developed, licensed, jointly developed or jointly operated games or other content posted on our website do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. As of March 31, 2013, eight of the games we operated were developed in-house, 32 were licensed from third parties, seven were invested in or acquired from third parties, two were jointly developed with a third party and three were jointly operated with third-parties. We have historically been sued for alleged copyright infringement and unfair competition by third parties, and we or any of our licensors, joint developers, joint operators or game developers and operators in which we have invested may in the future be perceived or alleged to infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties and become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others.

If we, our licensors, joint developers, joint operators or game developers and operators in which we have invested are found to have violated the intellectual property rights of others, we may be subject to monetary damages and be enjoined from using such intellectual property, or we may incur new or additional licensing costs if we wish to continue using the infringing content, be forced to develop or license alternatives or be forced to stop operating a game, any of which may materially and adversely affect our business and results of operations. In addition, we may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims regardless of their merit.

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

For instance, pirate game servers illegally operate unauthorized copies of our online games and enable players to play those games without purchasing prepaid cards for them. Despite our efforts to shut down pirate game servers, we believe that a significant number of pirate game servers continue to operate unauthorized copies of our online games. In addition, although we sell our mobile games through cloud-based vendor platforms, mobile device owners may modify their devices to bypass such vendor platforms and install pirate copies of our mobile games offline. If pirate game servers continue to operate any of our online games, or if pirate copies of our games proliferate, our business, financial condition and results of operations may be materially and adversely affected.

The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in China are uncertain and do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in the United States and other developed countries. Policing unauthorized use of intellectual properties is difficult and expensive. Any steps we have taken to prevent the misappropriation of our intellectual properties may be inadequate. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

Our business may be materially harmed if our online games are not featured prominently in a sufficient number of Internet cafés in China.

We believe a substantial number of game players access our games through Internet cafés in China. Due to limited hardware capacity, Internet cafés generally feature a limited number of games on their computers. We thus compete with a growing number of online game operators to have our online games featured on these computers. This competition has intensified in China due to a nationwide suspension of approvals for the establishment of new Internet cafés in 2007. See “—Risks Relating to Regulation of Our Business and to Our Structure—Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our game player base.” If we fail to feature our games prominently and sufficiently in Internet cafés in China or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

We depend on certain affiliated entities to provide services that are critical to our business. The termination or breach of any of these service agreements could have a material adverse effect on our business, financial condition and results of operations.

We have engaged various entities under the common control of Shanda Interactive to provide certain services that are critical to our business, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and distribution and data support services. For additional details on our agreements and the fees that we pay to these affiliated entities, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive.”

Since we do not control these affiliated entities, and because we depend on them for the provision of services that are critical to the operation of our online game business in China, we face certain risks with respect to our arrangements with such entities. If any of these affiliated entities breaches obligations under the respective agreements, terminate these agreements, or refuse to renew these agreements on terms acceptable to us or at all, we may not be able to find a suitable alternative service provider or be able to establish our own integrated service and payment platforms or distribution network in a timely manner. Similarly, if we breach the terms of the agreements, these entities could terminate these agreements and halt services that are critical to our business. Termination of these agreements could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, we rely on Shengjing to provide distribution services for both physical and virtual prepaid cards. Shengjing relies heavily on a distribution network composed of third-party distributors for its sales of physical prepaid cards to game players. As Shengjing does not enter into long-term agreements with any of its distributors, there can be no assurance that Shengjing will be able to continue to maintain favorable relationships with them. In addition, we rely on the online payment platform of Shengjing for all of our direct sales of virtual prepaid cards to game players. If Shengjing fails to maintain a stable and efficient distribution network or online payment platform, or if there is any failure of or significant quality deterioration in Shengjing’s distribution services, our game players may be unable to purchase prepaid cards for our games, and as a result, we may fail to retain existing and attract new game players, and our business, financial condition and results of operations could be materially and adversely affected.

Through Shanda Online and Shengjing, we rely indirectly on the online billing and payment platform of Shengfutong. Although we do not have direct contractual relationship with Shengfutong, services provided to us by Shanda Online and Shengjing depend on the backend interfaces to the user account databases and online payment processing services maintained and provided by Shengfutong. Secured transmission of confidential information, such as game players’ credit card numbers and expiration dates, personal information and billing addresses over public networks, is essential to maintaining consumer confidence in such payment channels and to allowing us to collect payments on a timely basis. We expect that an increasing amount of the direct sales of prepaid cards will be conducted over the Internet with the growing use of online payment systems. As a result, associated online crime will likely increase, and we cannot assure you that the current security measures of Shengfutong and those of the third parties with whom Shengfutong transact businesses will be adequate. Security breaches of these online billing and payment platforms maintained by Shengfutong could result in delay or failure in collecting payments, expose us to litigation and potential liability for failing to protect confidential game player information, and harm our reputation and our ability to retain existing players, to attract new players and to encourage the consumption of virtual items in our online games by game players.

Shanda Online, Shengjing and Shengfutong provide integrated platform and payment services to some of our competitors, which may have a material adverse effect on our business.

Shanda Online, Shengjing and Shengfutong provide integrated platform and payment services to other online game companies that compete with us, including Giant Interactive Group Inc., or Giant Interactive, Kingsoft Corporation Limited, or Kingsoft, The9 Limited, Renren Inc., LineKong Entertainment Technology Co. Ltd., and Suzhou Snail Electronics Co. Ltd., and may enter into additional similar commercial relationships with other online game companies. These commercial relationships may strengthen these online game companies’ market share and enable them to achieve market acceptance of their game and services, which may have a material adverse effect on our business. In particular, the online games that our competitors offer through the integrated service platform of Shanda Online may attract away players of our games and shrink our games’ player base, which could in turn make our games less attractive to other players. Furthermore, if our current game players spend money to play or purchase virtual items in our competitors’ games offered through the integrated service platform of Shanda Online that would otherwise have been spent on our games, our business, financial conditions and results of operations could be materially and adversely affected.

We face the risks of uncertainties in the growth of the online and mobile game industries and market acceptance of our games.

The growth of the online and mobile game industries and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our results of operations will depend on factors beyond our control, including:

•	whether the online and mobile game industries, particularly in China and the rest of the Asia-Pacific region, continue to grow and the rate of any such growth;

•	changes in consumer demographics, tastes or preferences;

•	the popularity and price of new games and virtual items that we and our competitors launch and distribute;

•	our ability to timely upgrade and improve our existing games to extend their commercial lifespans and to maintain or expand their market share in the online and mobile game industries;

•	the availability and popularity of other forms of entertainment, which are already popular in China and other countries or regions in which we market our games, including social networking games such as those offered on Tencent Qzone, Renren, Qihoo and Weibo platforms, mobile games such as those offered on Apple’s iOS or Google’s Android platform, and console system games such as those made by Microsoft, Nintendo and Sony; and

•	general economic conditions, particularly economic conditions that impact the level of discretionary consumer spending.

There is no assurance that online games, such as MMORPGS, will continue to be popular in China or elsewhere. For example, mobile games are growing at a much faster rate than MMORPGs in China and in certain overseas markets. Because we currently rely on MMORPGs as the primary source of our revenues, a decline in the popularity of online games in general, or the MMORPGs that we operate, would adversely affect our business prospects and results of operations.

We may not be able to adapt to the rapidly evolving online game industry in China and the mobile game industry globally.

The online and mobile game industries are evolving rapidly. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to maintain and strengthen our leadership in the industry. If we are unable to do so successfully or fall behind in adopting new technologies or standards, our existing games may lose popularity, and the games in our pipeline may not be well received by our game player base, which may have a material adverse effect on our business, financial condition and results of operations.

We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.

The online and mobile game industries in China are highly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of games, including social networking games and mobile games, to be introduced to China. Competition from other game operators, both based in China as well as overseas, is likely to increase in the future. Other game operators or developers, such as China-based Tencent Holdings Limited, NetEase, Inc., Changyou.com Limited, Perfect World Co., Ltd., Giant Interactive, Kingsoft, KongZhong Corporation, NetDragon Websoft, Inc., Suzhou Snail Electronics Co., Ltd. and The9 Limited as well as international game developers and operators, such as Activision Blizzard, Inc., Com2us Corporation, DeNA Co., Ltd., Electronic Arts, Inc., Gameloft SE, GungHo Online Entertainment, Inc., Gree, Inc., NCSoft Corporation, Nexon Corporation, NHN Corp., Wemade Entertainment Co., Ltd. and Zynga, Inc., are our current or potential future competitors. As the online and mobile game industries in China are constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken our brand name and achieve greater market acceptance than ours. In addition, even if we are successful in launching new games, competitors may launch similar games which compete for potential game players. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with larger, more established and better financed companies and therefore, obtain significantly greater financial, marketing and game licensing and development resources than us. In addition, increased competition in the online and mobile game industries in China and globally could make it difficult for us to retain existing players and attract new players. Moreover, we may face competition from console systems that have achieved significant success in markets other than China but have yet to be permitted to be sold legally in China due to regulatory and other reasons. If these console systems, many of which are strengthening their online game features, are permitted to be sold in China, we may face additional competition. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.

Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Tianqiao Chen, our chairman, the chairman of Shanda Interactive and the co-founder of our business, Mr. Xiangdong Zhang, our director and chief executive officer, Mr. Tunghai Chien, our president, and Mr. Richard Wei, our chief financial officer. We also rely on a number of key technology staff for the development and operation of our online and mobile games. In addition, as we expect to focus increasingly on the development of our own games, we will need to continue attracting and retaining skilled and experienced game development personnel to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, suppliers and key professionals and staff. All of our employees, including each of our executive officers and key employees, have entered into an employment agreement with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as those in countries such as the United States. Thus, we cannot assure you that a PRC court would enforce our rights under the non-compete provisions. Furthermore, since the demand and competition for talent is intense in our industry, particularly for game development personnel and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. We cannot assure you that we will be able to attract or retain the key personnel that we will need to implement our strategies and achieve our business objectives.

Our business, financial condition and results of operations could be materially and adversely affected by a severe and prolonged global economic downturn and a corresponding slowdown of the PRC economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the PRC economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the PRC economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a conflict involving Iran. There have also been concerns about the tensions in the relationship between China and Japan and about North Korea’s nuclear program. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or PRC economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

If we fail to anticipate or successfully implement new technologies, our games may become obsolete or uncompetitive, and our business prospects and results of operations could be materially and adversely affected.

The online and mobile game industries are subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. In addition, government agencies or industry organizations may adopt new standards that apply to game development. We also need to invest significant financial resources in product development to keep pace with technological advances. However, development activities are inherently uncertain, and our significant expenditures on technologies may not generate corresponding benefits. If we fall behind in adopting new technologies or standards, our existing games may decline in popularity, our new games may not be well received by our game players, and we may incur significant cost overruns in product development, any of which would materially and adversely affect our business prospects and results of operations.

Errors or defects in our games and the proliferation of cheating programs could materially and adversely affect our business prospects and results of operations.

Our games may contain errors or other defects. In addition, parties unrelated to us have developed, and may continue to develop, Internet cheating programs that enable game players to obtain unfair advantages over other game players who do not use such programs. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of errors or defects in our online games or our failure to discover and disable cheating programs affecting the fairness of our game environment could disrupt our operations, damage our reputation and discourage our game players from playing our games. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.

Network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business prospects and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of the network infrastructure relating to our games, including as a result of natural disasters such as earthquakes and floods, may cause significant harm to our reputation and our ability to retain existing and attract new game players. For example, we maintain a distributed server network architecture with third-party service providers hosting servers in more than one hundred cities throughout China. We do not maintain full backup for our server network hardware.

Major risks involved in such network infrastructure include:

•	any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;

•	any disruption or failure in the national backbone network, which would prevent our players outside Shanghai from logging on to any of our games, or playing games for which the servers are all located in Shanghai; and

•	any disruption, system failure, blockage or security breach of third-party cloud computing platforms, where the data and services relating to some of our mobile games are hosted, or third-party cloud-based vender platforms, through which we sell some of our mobile games.

In the past, the server network relating to our games has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our games or deterioration in the quality of access to our games could reduce our game players’ satisfaction. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

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

We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.

We acquire or invest in companies whose businesses supplement our business and license games from third parties. We record acquisition goodwill, investments in affiliated companies and acquired intangible assets on our balance sheet in connection with such acquisitions, investments and licensing arrangements, respectively. If the carrying value of our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations. In connection with this risk, impairment charges recorded in earnings for intangible assets, prepaid upfront license fees in connection with licensing arrangements, and investments in affiliated companies were RMB10.2 million, RMB78.3 million and RMB22.5 million (US$3.6 million) for 2010, 2011 and 2012, respectively.

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

We have made substantial investments in a private equity fund, which will be managed by an affiliated entity.

In August 2012, we committed to invest RMB500 million (US$80.3 million) in Shengzixin Fund as a limited partner. We had contributed RMB250 million (US$40.1 million) as of December 31, 2012, which was then held by Shengzixin Fund in cash as no investments had been made by it by that time. As we were the only investor and beneficiary of Shengzixin Fund, it was consolidated into our consolidated financial statements for the year ended December 31, 2012. Shengzixin Fund is currently at the fund-raising stage and will focus on investments in private companies in the online game, social network game and mobile game industries. If Shengzixin Fund does not achieve the level of performance we expect, we may sustain substantial loss from this investment. Unlike direct investments by us, we will not participate in the investment decisions of Shengzixin Fund, and our ability to monitor its operations will be derived primarily from our contractual rights under the fund’s limited partnership agreement and will, therefore, be limited. In addition, as Shengzixin Fund will be managed by a company under the common control of Shanda Interactive, we may not be able to resolve any potential conflicts with it, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2012. In addition, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, reported that our internal control over financial reporting was effective as of December 31, 2012. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

You may not be able to rely on our quarterly operating results as an indication of our future performance because our quarterly operating results may be subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control, including but not limited to:

•	our ability to retain existing game players, attract new game players at a steady rate and maintain user satisfaction;

•	the announcement or introduction of new games or updates or expansion packs to existing games by us or our competitors;

•	measures taken by us to lengthen the commercial lifespans of our existing games;

•	the range, number and pricing of virtual items available for sale;

•	technical difficulties, system downtime or Internet failures;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	the adoption of new, or changes to existing, governmental regulations;

•	seasonality effect during national or school holidays in the first quarter and the third quarter, when generally more game players play our games;

•	a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

•	economic conditions in general and specific to the online and mobile game industries and to China.

For example, in the fourth quarter of 2009, we introduced an expansion pack for Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% compared with the previous quarter. In the second quarter of 2012, we scaled back monetization activities for Mir II and Woool and sought to lengthen their lifespans by promoting activities that enhance interaction among users, and our net revenues decreased by approximately 19% compared to the previous quarter.

As a result, you should not rely on our quarterly operating results or operational metrics such as monthly active users, monthly paying users and average monthly revenue per paying user, in this annual report as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

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

In connection with the reorganization, we entered into a non-compete and non-solicitation agreement (which was amended and restated on September 10, 2009), or the non-compete agreement with Shanda Interactive, pursuant to which Shanda Interactive has agreed, for a period of five years commencing July 1, 2008, not to engage, and to cause each other member of the Shanda Group (other than Shanda Games) not to engage, directly or indirectly, in the online game business anywhere in the world. This agreement is subject to important exceptions, namely, (1) certain of Shanda Interactive’s subsidiaries may continue to engage in their current PC network and e-sports platform businesses, online interactive music community, and online chess and board game platform business, (2) Shanda Interactive may acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game business and (3) Shanda Interactive may operate virtual communities with certain online game features, provided that such features do not constitute the core business model of such community. In addition, the non-compete agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%. Because of the exceptions described above, we cannot assure you that the non-compete agreement will be effective in preventing Shanda Interactive from engaging in certain conduct or transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business. Even if there is no actual direct or indirect competition to our online game business, the perception by investors or securities analysts of possible competition from Shanda Interactive could adversely affect our business prospects and the price of our ADSs. Nor can we assure you that Shanda Interactive will not breach the non-compete agreement. Although non-compete agreements are generally enforceable under PRC laws, the PRC legal practice regarding the enforceability of such agreements is not as well-developed as those in countries such as the United States. Thus, we cannot assure you that a PRC court would enforce our rights under the non-compete agreement. Even if such agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere. In addition, Shanda Interactive may not agree to extend or renew such non-compete agreement upon its expiration on June 30, 2013 and may decide to compete with us at that time, which will have a material adverse effect on our business, financial condition and results of operations.

Shanda Interactive will control the outcome of shareholder actions in our company.

Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Shanda Interactive, through its wholly owned subsidiary Shanda SDG Investment Limited, or Shanda SDG, held 409,087,000 Class B ordinary shares, or approximately 75.6% of the combined total outstanding ordinary shares (representing approximately 96.9% of the total voting rights) in our company as of December 31, 2012. Shanda Interactive’s shareholding, in particular the greater voting rights of the Class B ordinary shares it beneficially owns, gives it the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NASDAQ requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, Shanda Interactive could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to conflicts of interest we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:

•	Employee recruitment and retention. Because both Shanda Interactive and we operate primarily in Shanghai and are engaged in the interactive entertainment business, we may compete with Shanda Interactive in the hiring of new employees, in particular with respect to those involved in interactive entertainment content development and operation. While the non-compete agreement restricts Shanda Interactive from inducing any of our employees to terminate his or her employment with us, we cannot assure you that Shanda Interactive will not breach this agreement.

•	Our board members or executive officers may have conflicts of interest. Our chairman, Mr. Tianqiao Chen, also serves as Shanda Interactive’s chairman and chief executive officer. Our director, Mr. Danian Chen, also serves as Shanda Interactive’s director and vice president. Our director, Mr. Li Yao, also serves as Shanda Interactive’s vice president of finance. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

•	Allocation of business opportunities. Business opportunities may arise that both we and Shanda Interactive find attractive, and which would complement our respective businesses. Although Shanda Interactive has agreed in the non-compete agreement with us not to acquire equity interests in third-party online game businesses without first using its reasonable best efforts to make such investment opportunities available to us, subject to certain limited exceptions, we may not be able to pursue the business opportunities effectively if Shanda Interactive decides to take advantage of such opportunities itself notwithstanding such agreement.

•	Developing business relationships with Shanda Interactive’s competitors. So long as Shanda Interactive remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other interactive entertainment media companies in China.

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

Risks Relating to Regulation of Our Business and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with its restrictions on foreign investment in the online game industry, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

On September 28, 2009, the General Administration of Press and Publications, or GAPP, and several other government agencies jointly issued a circular, or the GAPP 2009 Circular, which restates the general principle espoused in various regulations that foreign investment is not permitted in online game operating businesses in China. The GAPP 2009 Circular prohibits foreign investors from participating in online game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant government agencies of the PRC, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be terminated. However, as a detailed interpretation of the GAPP 2009 Circular has not been issued, it is not yet clear how this circular will be implemented. Furthermore, as certain other government agencies such as the Ministry of Commerce, or MOFCOM, the Ministry of Culture, or the MOC, and MIIT did not join GAPP in issuing the GAPP 2009 Circular, the views of these authorities are uncertain in clarifying the scope of implementation and enforcement of the GAPP Circular 2009.

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

Due to restrictions on foreign ownership of Internet-based businesses in China, we rely on contractual arrangements with our VIEs and their respective shareholders to operate our business. See Item 7.B. “Related Party Transactions—Contractual Arrangements with Our VIEs and Their Shareholders.” These contractual arrangements are intended to provide us with effective control over our VIEs and allow us to obtain economic benefits from them, but they may not be as effective as direct ownership in providing us with such control.

Because we rely on these contractual arrangements to effect control and management of our VIEs, we are exposed to the risk that our VIEs and their respective shareholders may breach, or fail to perform their respective obligations under, these contractual arrangements. Direct ownership would allow us to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of our VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, if our VIEs or their shareholders fail to perform their obligations, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, which may not be sufficient or effective. As all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in China, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our VIEs. Furthermore, these contracts may not be enforceable in China if PRC government agencies or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation, and we may not be able to consolidate the financial results of our VIEs into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our VIEs have potential conflicts of interest with us, which may adversely affect our business.

Under the contractual arrangements with our VIEs and their respective shareholders, (a) we may replace any such individual as a shareholder of any of our VIEs, and (b) each of these individuals has executed a power of attorney to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to our VIEs and to exercise all of his or her rights as a shareholder of our VIEs. However, none of the nominee shareholders of our VIEs is a director or major shareholder of our company. As a result, the shareholders of our VIEs may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. If any of the foregoing were to occur, we may have to incur substantial costs and expend significant resources to enforce these contractual arrangements, including initiating legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations and adversely affect our ability to control our VIEs.

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

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC subsidiaries and our VIEs. We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the Class A ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations. If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to our HK subsidiaries and to us. Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. As a result of these and other restrictions under PRC laws and regulations, each PRC subsidiary is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion amounted to approximately RMB1,279.1 million (US$205.3 million), or 30.1% of our total consolidated net assets, as of December 31, 2012. Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with, and approval of, the relevant PRC government agencies, including the administration of foreign exchange. Our PRC subsidiaries and VIEs are prohibited by PRC law from directly lending money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC subsidiaries on a timely basis. Moreover, according to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation on September 19, 2008, the debt-to-equity ratio of a non-financial institution may not exceed 2:1 unless the shareholder loan in question can meet certain conditions. Although there is uncertainty at this time as to how the circular will be interpreted and implemented, such circular may have a negative impact on our PRC subsidiaries’ abilities to obtain loans from their shareholders.

The existing contractual arrangements with our VIEs and their shareholders may be subject to national security review by MOFCOM, and the failure to receive the national security review could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs.

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

Our operations may be adversely affected by the implementation of anti-fatigue-related regulations.

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

Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our game player base.

In China, Internet cafés are one of the primary places where our games are played. The PRC government has tightened its regulation and supervision of Internet cafés since 2001 and closed a large number of unlicensed Internet cafés. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafés. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. In February 2007, several government agencies jointly issued a circular suspending the issuance of new Internet café licenses. Since this ban was imposed in 2007, to our knowledge, local governments have not issued new Internet café licenses and it is unclear when local governments will start issuing new licenses again. In March 2010, MOC issued a circular to increase the penalties for Internet cafés that admit minors. According to this circular, among other things, the governments may revoke an Internet café’s Internet culture operation license if that Internet café allows three or more minors to enter and use the Internet at one time. Government agencies may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafés. Since a substantial portion of our users play our games in Internet cafés, any reduction in the number, or slowdown in the growth, of Internet cafés in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our business and results of operations, as well as growth prospects.

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

MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products on April 24, 2009. “Imported online games” refers to online games that are licensed from licensors outside of China. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to MOC for a new approval for the same game. Although this circular has been issued for a period of time, it remains unclear how and to what extent this circular will be implemented or enforced. On September 28, 2009, GAPP, together with two other government agencies, issued a circular (Xin Chu Lian [2009] No. 13) which contains a similar provision to the MOC circular mentioned above. The GAPP circular also requires that, in the event of a change of the operator of an imported online game, the new operator must apply to GAPP for a new approval for the same game, and the operation of the online game should be suspended until GAPP approves the change in operator.

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

The Virtual Currency Notice also requires online game operators to keep transaction data records for no less than 180 days and prohibits them from providing virtual currency trading services to minors. In order to comply with the requirements of the Virtual Currency Notice, we may need to change our virtual currency distribution channels, and to retain transaction records for a longer period than we otherwise would. These restrictions may result in higher costs for our online game operation and lower sales of our prepaid cards or game points, which may have an adverse effect on our games revenue.

Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we license our games to third parties.

Due to a relatively high degree of game player loyalty and easy access to personal computers and Internet cafés, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, and sports, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “—Our operations may be adversely affected by the implementation of anti-fatigue-related regulations.” The PRC government has also begun to tighten its regulations on Internet cafés, currently one of the primary places where online games are played, including limiting the issuance of Internet café operating licenses and imposing higher capital and facility requirements for the establishment of Internet cafés. See “—Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our game player base.”

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

Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review process for online games and therefore may cause delay when we try to file or apply for content review with MOC. In addition, for our imported licensed games, the requirement for prior approval of any substantial change may cause delay in releasing expansion packs, which may result in higher costs of our online game operation and have an adverse effect on our revenues. Because there is ambiguity in the scope of the authority and the roles and responsibilities of the 22 government agencies with oversight of the online game industry, we may face stricter scrutiny on the day-to-day operations of our online game business. If any of our PRC subsidiaries and VIEs cannot comply with any of the stipulations of any PRC government agencies regarding the online game industry, we may be subject to various penalties and our online game business may be adversely affected.

Risks Relating to the Countries in Which We Operate

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, was historically based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2012, the value of the Renminbi appreciated by approximately 32% against the U.S. dollar.

Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of the Renminbi may materially inflate our revenues and earnings as expressed in U.S. dollars without reflecting an underlying change in our results of operations.

The discontinuation, reduction, delay or retroactive revocation of any of the preferential tax treatments or the government financial incentives currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

Under the enterprise income tax law, or the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a unified 25% income tax rate. Preferential tax treatments are granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as a “high and new technology enterprise,” a “national key software enterprise” or a “software development enterprise.” See Item 5.A. “Operating Results—Taxation—PRC Enterprise Income Tax.” Lansha was recognized as a high and new technology enterprise in 2010, Shengqu and Chengdu Aurora renewed their high and new technology enterprises status in 2011, and Shengji obtained approval for the high and new technology enterprise status in 2012. In addition, Shengqu was recognized as a national key software enterprise for 2008 and 2009 and Shengji was recognized by the Shanghai government as a software development enterprise for 2010. We cannot assure you that our PRC subsidiaries and VIEs will be able to continue to qualify for preferential tax treatments at the same level or at all. For example, Shengqu was not recognized as a national key software enterprise in 2010 or 2011, and Shanghai Shulong, a company previously recognized as a high and new technology enterprise, was unable to renew its favorable tax status in 2011 and 2012. Qualification for preferential tax treatments may also be reassessed by the tax authority retroactively. In 2012, the relevant tax authority determined that Shengji did not qualify as a software development enterprise for 2011. As a result, Shengji incurred additional tax charges of RMB21.9 million (US$3.5 million) in 2012, based on the 25% statutory tax rate instead of a preferential rate of 12.5%, on the taxable income of 2011. If any of our PRC subsidiaries and VIEs that have qualified for preferential tax treatments fail to continue to qualify for such treatments, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations.

In 2010, 2011 and 2012 we received financial incentives from the government in the aggregate amount of RMB232.3 million, RMB185.0 million and RMB 146.3 million (US$23.5 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business, financial condition and results of operations.

There are significant uncertainties under the EIT Law relating to our PRC enterprise income tax liabilities.

Under the EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of the PRC company. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. In addition, under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes.

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

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian flu, H1N1 flu and SARS, and natural disasters.

Our business could be adversely affected by avian flu, H1N1 flu, SARS, or other epidemics or outbreaks. There have been recent reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. An outbreak of contagious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets of China and other countries in which we operate. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 that affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries and regions, would also have similar adverse effects.

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

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by SAFE on January 5, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which a PRC citizen participates, requires approval from SAFE or its authorized branch. On March 28, 2007, SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. On February 15, 2012, SAFE promulgated the Circular on Issues Concerning the Administration of Foreign Exchange for Domestic Individuals’ Participation in Stock Incentive Plans Adopted by Overseas Listed Companies, or Circular 7. Circular 7 superseded Notice 78 in its entirety and immediately became effective upon circulation. In general, Circular 7 is more practical than Notice 78 and further expands the scope of stock incentive plans to include employee stock ownership plans, stock options, stock appreciation rights, restricted shares, performance shares, phantom stocks and others. Companies that received SAFE approval for their equity plans under Circular 78 have to follow the ongoing compliance requirements under Circular 7. Consequently, from April 2012, such companies are required to file quarterly reports with their local SAFE office by the third business day of each month following the end of the applicable quarter rather than the tenth business day of the month as previously required. Furthermore, if any changes have been made to the underlying equity plans, including their termination, those companies must now amend their applications using the new form as required by Circular 7.

We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are currently subject to Circular 7. However, in practice, there are uncertainties with regard to the interpretation and implementation of Circular 7. Although we have registered our employee stock holding plans and stock option plans with SAFE in accordance with the requirements of Notice 78, we are required to follow the new ongoing compliance requirements under the newly promulgated Circular 7 and we cannot provide any assurance that we or our Chinese employees will continue to be able to satisfy the registration requirements of Circular 7. In particular, if we and/or our Chinese employees fail to comply with the provisions of Circular 7 in the future, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other PRC government agencies, as a result of which our business operations and employee option plans could be materially and adversely affected.

The audit report included in this annual report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspections.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, investors in our ADSs may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to other public company auditors outside of China that are subject to PCAOB inspections. As a result, investors in our ADSs may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Escalations in tensions between South Korea and North Korea could have an adverse effect on our operations in South Korea.

Relations between South Korea and North Korea have been tense throughout the two Koreas’ modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of the North Korean ruler, Kim Jong-il, in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region.

In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, South Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In March 2010, a South Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. In November 2010, North Korean forces reportedly fired more than one hundred artillery shells targeting Yeonpyeong Island located near the Northern Limit Line, killing two South Korean soldiers and two civilians as well as causing substantial property damage. South Korea responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The South Korean government condemned North Korea for the act and vowed stern retaliation should there be further provocation. In April 2012, North Korea failed in its attempt to launch a satellite using a long-range rocket.

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Since a significant portion of our in-house game development is conducted by Eyedentity and Actoz, two of our subsidiaries in South Korea, any further increase in tension for any reason could have a material adverse effect on our operations in South Korea and, in turn, on our business, financial condition and results of operations.

Risks Relating to Our ADSs

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on September 30, 2009, the market price of our ADSs on the NASDAQ Global Select Market has ranged from US$2.71 to US$13.00 per ADS and the last reported closing price on April 5, 2013 was US$2.98.

Our ADS price may fluctuate in response to a number of events and factors, including among other factors:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our game players or our competitors;

•	announcements regarding intellectual property rights litigation;

•	actual or anticipated fluctuations in our quarterly operating results;

•	market perception of our corporate decisions, including declaration of special dividends and related-party transactions with Shanda Interactive;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our online games;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

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

•	Non-resident enterprise investors

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “—There are significant uncertainties under the EIT Law relating to our PRC enterprise income tax liabilities.” If we are so treated by the PRC tax authorities, we may be obligated to withhold PRC income tax on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our ordinary shares and/or ADSs may be regarded as being derived from sources within China. The withholding tax rate on China-sourced dividends paid to non-resident enterprises would generally be 10%, subject to the provisions of any applicable bilateral tax treaty between the PRC and the jurisdiction where the non-resident enterprise is incorporated. The U.S.-China tax treaty does not reduce the 10% tax rate. If we are treated as a PRC resident enterprise, any gain realized by any investors that are non-resident enterprises from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within China and be subject to a 10% PRC tax.

•	Non-resident individual investors

Moreover, if we are treated as a PRC resident enterprise, under the PRC Individual Income Tax Law, or IITL, non-resident individual investors would be required to pay PRC individual income tax on dividends payable to such investors and any capital gains realized from the transfer of our ordinary shares and/or ADSs if such gains are deemed income derived from sources within China. For this purpose, a non-resident individual is an individual who has no domicile in China and has stayed within China for less than one year during the relevant taxable year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares and/or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC resident enterprise and dividends we pay with respect to our ordinary shares and/or ADSs or the gains realized from the transfer of our ordinary shares and/or ADSs are considered income derived from sources within China by relevant PRC tax authorities, such income or gains earned by non-resident individuals may also be subject to PRC tax, which in the case of dividends will be withheld by us at source. The applicable tax rate would generally be 20%, except for individuals qualifying for a lower tax rate under a tax treaty. Under the U.S.-China tax treaty, a 10% tax rate will apply to dividend payments provided certain conditions are met. The foregoing PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ordinary shares and/or ADSs. See Item 10.E. “Taxation—PRC Taxation—PRC taxation of our overseas shareholders.”

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

We are a Cayman Islands company, substantially all of our assets are located outside of the United States, and substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States, and a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of reciprocal treaty in the Cayman Islands or the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state.

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

We may be classified as a passive foreign investment company, or PFIC, for taxable year 2012. If we were a PFIC for taxable year 2012, this could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

We will be a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the average quarterly value, generally determined by fair market value, of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets and (b) received directly a proportionate share of the other corporation’s income. It is not clear whether we were a PFIC for taxable year 2012, both because it is not clear how the contractual arrangements between our PRC subsidiaries and our VIEs will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain of our assets and income for purposes of the PFIC rules. If we were a PFIC for 2012 and you held Class A ordinary shares or ADSs during such taxable year, we would generally continue to be treated as a PFIC with respect to those Class A ordinary shares or ADSs for all succeeding years during which you hold them, even if we cease to be a PFIC in taxable years ending after 2012. PFIC characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. In general, if we are a PFIC, “excess distributions” to a U.S. investor and any gain realized by a U.S. investor on the sale or other disposition of our Class A ordinary shares or ADSs will be allocated ratably over the U.S investor’s holding period for the Class A ordinary shares or ADSs; the amount allocated to the taxable year of receipt of the distribution or disposition and any year prior to our becoming a PFIC will be taxed as ordinary income; and the amount allocated to each other taxable year will be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year. Additionally, an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Alternatively, if we are a PFIC and if our ADSs are “regularly traded” on a “qualified exchange,” a U.S. investor could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state and local and other tax consequences of our status as a PFIC in light of their particular circumstances, as well as the availability of and procedures for making a mark-to-market or other available election. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see Item 10.E. “Taxation—U. S. Federal Income Tax Considerations” below.

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

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC prevails in the proceedings, our independent registered public accounting firm and the other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the United States like us. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the United States, we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ Global Select Market.

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

Effective July 1, 2008, Shanda Interactive reorganized its businesses. See Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive” for a description of the master separation agreement and other agreements relating to the reorganization. As a part of the reorganization, our company, Shanda Games Limited, was incorporated in the Cayman Islands on June 12, 2008 as an exempted company with limited liability and as a direct wholly owned subsidiary of Shanda Interactive to be the holding company for the online game business. Pursuant to a share exchange, Shanda Games (HK) became our direct wholly owned subsidiary, and we became a direct wholly owned subsidiary of Shanda Interactive. Furthermore, pursuant to a master separation agreement, Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business (including applicable intellectual property rights) to us. Concurrently, we transferred to Shanda Interactive all of our assets and liabilities unrelated to the online game business, such as real estate properties which we owned.

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

In March 2012, we sold Mochi Media, a platform for distributing and monetizing browser-based mini casual games, for an appraised value of US$60 million to Shanda Online, a company under the common control of Shanda Interactive, in a stock-for-stock transaction. Prior to this disposal, Mochi Media was our direct wholly owned subsidiary incorporated in Delaware.

In July 2012, we acquired a 70% stake in eFusion, a German game operator. In March 2013, we started to operate Dragon Nest in the European region through eFusion.

In October 2012, we sold a 20.5% equity interest in Eyedentity, our indirectly wholly owned subsidiary at the time incorporated in South Korea, to Actoz, a Korean-based online game publisher in which we own a majority stake.

There were an aggregate of 540,947,314 ordinary shares outstanding as of December 31, 2012.

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

We are one of China’s leading online game companies in terms of the size and diversity of our game portfolio, our game revenues and our game player base. Through our extensive experience in the online game industry in China and in certain overseas markets, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We use multiple channels to assemble a large and diversified game portfolio of various genres. We operate a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.

We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment, acquisition, joint development and joint operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. As of March 31, 2013, we operated 52 online games and mobile games and our in-house development capabilities consisted of approximately 1,600 game development personnel and our proprietary game development platform. We license games from international and domestic developers. In 2011 and 2012, we derived approximately 54.9% and 55.4% of our net revenues, respectively, from online games that were licensed from third parties, including Mir II and its sequels, from which we derived approximately 39.7% and 33.0% of our net revenues in 2011 and 2012, respectively. As of March 31, 2013, 32 of our 52 games were licensed from third-party developers on an exclusive basis, two games were jointly developed with a third-party developer, and three games were jointly operated with third-party developers.

Our game player base, which consisted of 18.6 million average monthly active users and 3.4 million average monthly paying users for the three-month period ended December 31, 2012, is one of the largest in China. We seek to strengthen our game players’ loyalty by, among other things, closely monitoring our players’ preferences and introducing updates, expansion packs and other game improvements in a timely manner. We believe the size of our game player base is a key factor in attracting and retaining both game players and additional game content.

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

We are expanding our business into select overseas markets. We established Shanda Games International, our wholly owned Singapore subsidiary, to help establish our overseas business. In August 2011, we began operating a localized version of Dragon Nest in Singapore. In July 2012, we acquired a majority stake in eFusion, a German game operator. In March 2013, we started to operate Dragon Nest in Europe through eFusion. In addition, we also license certain of our online games, in which we own the related game intellectual property rights, to overseas third parties. As of March 31, 2013, we licensed 15 games to third parties in international markets, including Hong Kong, Macau, Taiwan, Vietnam, Brazil, Malaysia, Indonesia, the Philippines, Singapore, Thailand, South Korea, Japan, the United States, Canada, Australia, New Zealand and Russia, as well as countries in the Middle East and Europe.

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

Our net revenues were RMB4,682.1 million (US$751.5 million) in 2012, compared to RMB5,281.9 million in 2011. Our net income attributable to our company was RMB1,113.4 million (US$178.7 million) in 2012, compared to RMB1,264.9 million in 2011.

Our Games

Overview

We operate online games and mobile games in China and in certain overseas markets.

Most of our online games are MMORPGs, which are action adventure-based and draw upon themes such as martial arts adventure, fantasy, strategy and historical events. Each of these MMORPGs creates an evolving virtual world within which game players can play and interact with each other simultaneously over the Internet. Because these MMORPGs require a significant amount of players’ time and commitment to develop the skills and character attributes required to progress to the next level, they tend to develop game player loyalty.

Our MMORPGs also include advanced casual games, which are generally less time-consuming and require less focus and attention, but typically also have a story line, elaborate graphics, virtual items available for purchase, and frequent interactions among game players. Advanced casual games are an important component of our overall growth strategy as such games generally attract a broader range of demographic groups, as well as more home users, than the more intensive MMORPGs.

Some of our online games are web games. Web games are played through a web browser and typically do not require any stand-alone client-side software to be installed. We categorize them as MMORPGs rather than a separate category of online games.

We also operate mobile games for smartphones and tablets. We offer mobile games to both iOS and Android devices, and adopt item-based revenue model for the majority of these games.

As of March 31, 2013, we operated 52 online games and mobile games. The following table sets forth certain information relating to the major games that we operated as of March 31, 2013.

Game	Genre	Game Type	Game Source	Launch Date/Country
Mir II(1)	Martial arts adventure	2D MMORPG	License	November 2001, China
BNB	Battle	2D advanced casual	License	August 2003, China
Woool(2)	Martial arts adventure	2D MMORPG	In-house	October 2003, China
The Age	Martial arts adventure	2D MMORPG	In-house	June 2004, China
Maple Story	Side-scrolling combat	2D advanced casual	License	August 2004, China
Latale	Side-scrolling combat	2D MMORPG	In-house	April 2007, China
Fengyun Online	Martial arts adventure	3D MMORPG	Acquisition	July 2007, China
A Thousand Years III	Martial arts adventure	2D MMORPG	In-house	November 2008, China
AION	Fantasy	3D MMORPG	License	April 2009, China
Luvinia Online	Fantasy	3D MMORPG	Acquisition	August 2009, China
Dragon Nest	Action	3D MMORPG	Acquisition	July 2010, China
Hades Realm II	Martial arts adventure	3D MMORPG	Acquisition	November 2010, China
Legend of Immortals	Martial arts adventure	2.5D(3) MMORPG	In-house	May 2011, China
Mir III(1)	Martial arts adventure	2D MMORPG	License	October 2011, China
Age of Wushu	Martial arts adventure	3D MMORPG	Joint operation	August 2012, China
Million Arthur	Card	2D mobile	License	December 2012, Korea

(1)	We license Mir II from Actoz, which is our majority-owned subsidiary. While Actoz controls the licensing of Mir II in China, we continue to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

(2)	Including the following sequels to Woool: Woool: Legend of Heroes, Woool: Raider of Gems, Woool: Unrivaled, as well as the web version and mobile version of Woool of Paladin.

(3)	2.5D refers to a game with 3D-rendered characters but a 2D game environment.

The following table sets forth, for the periods indicated, certain operating statistics for our online games in China.

	For the Three Months Ended,
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Average monthly active users (in millions)(1)	19.1	17.3	18.4	18.6
Average monthly paying users (in millions)(2)	4.3	3.8	3.5	3.4
Average monthly revenue per paying user (in RMB)(3)	99.9	90.3	95.7	96.8

(1)	Monthly active users, or MAUs, refers to the number of users who play our online games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.

(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once for our online games during a calendar month and includes users who spend virtual currency in our online games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.
(3)	Average monthly revenues per paying user refers to our revenues from online games generated in China during a given quarter divided by the average MPUs, further divided by three.

Access to Our Games

All of the MMORPGs we operate in China are accessible through a website dedicated to each game. Each game’s website provides detailed information and updates on that game and on the products and services that we offer in connection with that game. Game players typically access our games at Internet cafés or through the Internet by using personal computers. A game player can download the end-user software, if necessary, for a game from the website for free and set up a user account and password to access and play the game.

We offer our mobile games in different versions that are adapted for a range of mobile devices, including iPhone, iPad and Android devices. All of our mobile games are accessible from mobile devices, including tablets and mobile phones, through AppStore, Google Play or other third-party vendor platforms.

Our Game Development and Sourcing Model

The sources of our game content include the games that we develop in-house and games that we license from, acquire from, jointly develop or jointly operate with third parties.

In-House Development

Our in-house development team produces new games and related updates and expansion packs. As of March 31, 2013, we operated eight games that we developed in-house, including Woool, the first large-scale MMORPG developed in China and one of our most popular games. In addition, we introduced approximately 200 updates and expansion packs for our existing games in 2012.

We have strong in-house game development capabilities supported by our research and development center and our proprietary game development platform, which is designed with modularized functions and provides a stable, efficient and scalable platform for developing both server-end and client-end game software. We have used this platform to successfully develop in-house games, such as The Age and Woool. Furthermore, we have significantly strengthened our in-house game development capabilities by acquiring game developers such as Actoz and Eyedentity. Because Actoz is a majority-owned subsidiary, we classify all games developed by Actoz as in-house developed, except for Mir II, which we categorize as a licensed game because Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

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

The development of MMORPGs, from management approval of a new game proposal to commencement of closed beta testing, generally takes two years and one year, respectively, but could take longer depending on a variety of circumstances.

As of March 31, 2013, we had approximately 1,600 game development personnel, including approximately 600 game development personnel from companies we acquired including Eyedentity, Actoz, Aurora, Goldcool and Simo. Most of our software programmers and testing engineers have university or graduate degrees.

Game Licensing

We license games from international and domestic developers. We monitor certain key markets such as South Korea, Japan, the United States and Europe to identify and source game content.

As of March 31, 2013, 32 of our 52 games were licensed from third-party developers, including Mir II, which was our leading game in terms of revenues in 2012 and for which Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

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

Investment and Acquisition

We have expanded our game portfolio through acquisitions and strategic investments. For example, in July 2009, we acquired Chengdu Simo, which operates Luvinia Online, a fantasy 3D MMORPG. In 2010, we acquired Goldcool, which operates numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords, and Eyedentity, which develops Dragon Nest. Our investments and acquisitions have in turn enhanced the influence of our game development and operation platforms and strengthened our brand recognition within the online and mobile game industries in China.

In 2006, we established 18 Capital, an internal business development team, to identify game development and operating studios for potential investments or acquisitions. We invest in independent game development and operating studios identified by 18 Capital as having superior capabilities or potential to develop successful games. We typically acquire (i) intellectual property rights to games, (ii) equity rights in game development and operating studios, or (iii) an option to acquire equity interests in game development and operating studios in the future. Through our investments, we help entrepreneurial game developers and operators grow their businesses by leveraging our industry experience and game development and operation expertise. As a result of our investments thus far, we have sourced numerous talented game development personnel and currently operate three games that were developed by our investee companies.

Joint Development

We jointly develop certain games with international game developers. For example, we have jointly developed an online version of Championship Manager Online with Square Enix. Under the joint development agreements, we have the exclusive right to operate the game in China, Korea, Hong Kong, Taiwan and several countries in the South East Asia, and to receive a portion of any revenues that Square Enix generates from operating the game. Square Enix owns the intellectual property rights related to Championship Manager Online.

Joint Operation

We jointly operate certain games with third-party developers in China. For example, we have entered into agreements with Kingsoft in connection with the operation of JX Online World and JX3 Online, pursuant to which we pay royalties but no upfront licensing fee to Kingsoft. We do not own any of the related game intellectual property rights, and Kingsoft continues to operate these games on its platform as well. We have also entered into agreements with Suzhou Snail Electronics in connection with the operation of Age of Wushu, pursuant to which we collect operating service fees from Suzhou Snail Electronics and pay no upfront licensing fee to them. We do not own any of the related game intellectual property rights for Age of Wushu.

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

Our Online Game Operation Model

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

Network and Technology Infrastructure

We have developed an extensive technology infrastructure to support our game operations, including a nationwide server network. As of March 31, 2013, the server network in China consisted of approximately 14,000 servers and 3,800 server annex equipment units with the capacity to accommodate up to 4.6 million concurrent online game players.

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

As of March 31, 2013, we owned approximately 99% of the servers in the server network for our game operations and leased the remainder from telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators. Our server lease arrangements reduce our initial expenditures on servers, provide flexibility in network deployment and include incentives for network operators to maximize our network performance. We plan to add additional servers in order to introduce new games into our portfolio, service additional game players in more locations, accommodate a larger game player base and replace old servers when necessary.

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

Offline promotions. We market new games through posters at Internet cafés where a large number of game players play our games. We also organize promotional events at Internet cafés, distribution points, school campuses and other locations frequented by game players. In addition, we partner with Shengjing’s local distributors nationwide in organizing promotional activities for our games. Furthermore, we selectively sponsor media events to promote our games and have entered into arrangements with home personal computer manufacturers, consumer product manufacturers and telecommunications service providers in China to cross-market our games.

Our Revenue Models

Operation of Our Games

We currently use the item-based revenue model for substantially all of our games. Under the item-based model, players are able to play the basic features of each game for free. We generate revenues when players purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. The item-based revenue model allows us to introduce new virtual items or change the features or properties of virtual items to enhance game player interaction and create a better game community. The item-based revenue model also allows us to generate additional revenues by offering new virtual items through updates and expansion packs that meet the changing demands of game players. We determine the price of each virtual item before it is introduced, generally based on an analysis of certain benchmarks, such as the extent of the advantage to the player’s character that the virtual item brings, the demand for the virtual item and the price of similar virtual items offered in other games. We track the number and price of each virtual item sold as well as user behavior in response to the launch of a virtual item. We adjust the pricing of certain virtual items based on their consumption pattern and other factors.

We use time-based revenue model for some of our games. Under the time-based model, players pay for game-playing time. The pricing is typically determined near the end of the open beta testing period based on several factors, including the game’s development and operation costs, the pricing of competing games with comparable features in the market, the playing and payment patterns of game players, the technological and other features of the game and the targeted market.

We choose the revenue model for a particular game based on a number of factors, including the quality and features of the game, the preference and playing habits of game players and the revenue models adopted for similar games. We also consider the revenue model adopted by the licensor or by other licensees.

Licensing of Our Games to Third Parties

We license to third parties certain of our online games in which we own the relevant intellectual property rights. Under these license agreements, we typically license the right to exclusively operate, promote, distribute and service our online games in specified territories. In return, the licensee pays us an upfront licensing fee, which is typically paid in installments, and a royalty fee, which is equal to a percentage of revenues generated by the licensee from operating the game in the specific country or region. Generally, the licensees are responsible for the sales and marketing of the licensed games, including setting the price of virtual items, as well as maintaining the network infrastructure and customer service, and we provide the localized versions of our games and the technical support for the operation of our games. We generally provide our licensees with updates to the licensed games. We also usually assist the licensee in preventing, detecting and resolving cheating and hacking activities. As of March 31, 2013, we licensed 15 games to third parties in international markets, including Hong Kong, Macau, Taiwan, Vietnam, Brazil, Malaysia, Indonesia, the Philippines, Singapore, Thailand, South Korea, Japan, the United States, Canada, Australia, New Zealand and Russia, as well as countries in the Middle East and Europe.

Online Billing and Payment, Distribution and Customer Service

We have engaged various affiliated entities under the common control of Shanda Interactive to provide certain services that are critical to our business, including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and distribution and data support services. For additional details on our agreements and the fees that we pay to these affiliated entities, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive.”

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

Our game players can purchase prepaid cards primarily through the following channels operated by Shengjing:

•	Direct online sales. Game players can purchase prepaid cards directly online and payment can be made using certain commercial bank cards and other online payment service providers.

•	Indirect e-sales. Distributors order prepaid cards through a central e-sales computer system and resell the cards to game players through Internet cafés or other retail points of sale.

•	Indirect offline distribution. Game players can purchase physical prepaid cards from retail points of sale, which primarily consist of newsstands, convenience stores, software stores and book stores.

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

Competition

We compete primarily with other online game developers and operators in China, including Tencent Holdings Limited, NetEase, Inc., Changyou.com Limited, Perfect World Co., Ltd., Giant Interactive, Kingsoft, KongZhong Corporation, NetDragon Websoft, Inc. and The9 Limited. We also compete with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators, such as Activision Blizzard, Inc., Com2us Corporation, DeNA Co., Ltd., Electronic Arts, Inc., Gameloft SE, GungHo Online Entertainment, Inc., Gree, Inc., NCSoft Corporation, Nexon Corporation, NHN Corp., Wemade Entertainment Co., Ltd. and Zynga, Inc.

We compete primarily on the basis of the quality or features of our online games, our operational infrastructure and expertise, the strength of our product management approach, and the services we offer to enhance our game players’ experience.

We believe that domestic game developers and operators, including us, are likely to have a competitive advantage over international game developers entering the China market, as these companies are likely to lack operational infrastructure in China and content localization experience for the China market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international competitors establish joint ventures, form alliances with or acquire domestic game developers and operators. In addition, we also compete for users against other forms of online games such as social network games, various forms of offline video games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment. For a discussion of risks relating to competition, see Item 3.D. “Risk Factors—Risks Relating to Our Business and Our Industry—We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.”

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

As of December 31, 2012, we owned 197 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.

As part of the reorganization, we entered into a domain names and trademarks license agreement with Shanda Online pursuant to which Shanda Online licensed to us 9 trademarks and 252 domain names on a nonexclusive, nontransferable and royalty-free basis.

As of December 31, 2012, we owned or licensed 68 trademarks, each in various categories, each of which has been registered with the China Trademark Office, and had 162 trademark applications, each in various categories, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong and Vietnam.

As of December 31, 2012, we owned or licensed 296 registered domain names, including our official website and domain names registered in connection with each of the games we offer. All of our domain names are either held by, or licensed by our PRC subsidiaries or VIEs.

As of December 31, 2012, we had 34 patent applications pending with the State Intellectual Property Office of China.

Government Regulations

Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC government agencies, including:

•	the Bureau of State Secrecy;

•	the General Administration of Press and Publication, or GAPP (formerly the State Press and Publications Administration);

•	the Ministry of Commerce, or MOFCOM;

•	the Ministry of Culture, or MOC;

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Public Security;

•	the State Administration of Foreign Exchange, or SAFE;

•	the State Administration of Industry and Commerce, or SAIC;

•	the State Administration for Radio, Film and Television;

•	the State Copyright Bureau; and

•	the State Council Information Office.

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

Internet Culture Operation License. According to the Provisional Regulations for the Administration of Online Culture, a commercial operator of “online cultural products,” including online games, must obtain, in addition to the ICP license, an Internet culture operation license from MOC. In addition, the Interim Measures for Online Games Administration issued by MOC, which became effective on August 1, 2010, reiterate that online game operators shall obtain an Internet culture operation license for operating online games. Each of Shanghai Shulong, Chengdu Aurora, Chengdu Simo, and Shanghai Hongli currently hold an Internet culture operation license.

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

Technology Import and Export

Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with MOFCOM, any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software before we publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by MOC. Any imported online game software which has not been examined and approved by MOC is not allowed to be put into operation in China. If we import into China and operate online games without obtaining game content approval, MOC may impose certain penalties on us, including the revocation of our Internet culture operation license that we require to operate online games in China. In 2009, MOC and GAPP issued separate circulars to further tighten the review procedure for importing online games into China. See also Item 3.D. “Risk Factors–Risks Relating to Regulation of Our Business and to Our Structure—We may be required to reapply for approvals for online games licensed from overseas licensors.”

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

Patent. The PRC Patent Law, promulgated on March 12, 1984, as amended on September 4, 1992, August 25, 2000 and December 27, 2008, with its implementing rules, protects the patents. The State Intellectual Property Office is responsible for administering patents in China. Under the PRC Patent Law, patents are grouped into three categories: inventions, utility models and designs. Patents for inventions remain valid for twenty years, and patents for utility models and designs remain valid for ten years, in each case from the filing date of the patent application.

Internet Café Regulation

Internet cafés are required to obtain a license from MOC and SAIC and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute virtual prepaid cards. The PRC government has intensified its regulation of Internet cafés, which are currently one of the primary venues for our users to play our games. In 2004, MOC, SAIC and several other government agencies jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level government agencies may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafés. As many of our game players access our games from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of any intensified Internet café regulation will limit our ability to maintain or increase our revenues and expand our game player base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central government agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés in 2007 and enhanced the punishment for Internet cafés admitting minors. In March 2010, MOC issued a circular to increase the punishment on Internet cafés which allow minors to enter and use Internet in their cafes.

Privacy Protection

On December 29, 2011, MIIT issued the Several Provisions on Regulating Market Order of Internet Information Service, or the MIIT Provisions, which became effective on March 15, 2012. The MIIT Provisions provide clear rules protecting Internet users against intrusion upon their computers or other terminal devices and regulating the collection and storage of users’ personal information and data by Internet information service providers.

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

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening Internet Information Protection, or the Congress’ Decision. Under the Congress’ Decision, an Internet service provider shall, in accordance with the principle of legality, legitimacy and necessity, explicitly state its purposes, methods and scopes when collecting and using personal electronic information. In addition, Internet service providers are required to keep strictly confidential any information so collected and shall not divulge, tamper with, damage, sell or illegally provide others with such information. Internet service providers shall further take technical and other necessary measures to ensure information security and prevent personal information from being leaked, damaged or lost. Remedial measures shall be taken immediately in case of the leakage, damage or loss of the information. Any violation of the Congress’ Decision could be subject to warning, fine, confiscation of illegal income, license revocation, website shutdown, or permanent ban on engaging in Internet-related business in the future, and will also be documented in social credit records and publicly announced. If such violation constitutes a public security violation, crime or infringement of civil right, applicable administrative penalty, criminal liability or civil liability would be imposed.

We require our users to accept a user agreement whereby they agree to provide certain personal information to us. However, we cannot assure you that all of our VIEs can fully comply with the requirements under the MIIT Provisions, the Congress’ Decision or other related rules. If an Internet information service provider violates the MIII Provisions, the Congress’ Decision and other related rules, MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. On July 1, 2011, GAPP, together with several other government agencies, jointly issued a Circular on Implementing the Verification of Real-name Registration for the Anti-Fatigue Compliance System on for Online Games, or the Real-name Registration Circular to strengthen the implementation of the anti-fatigue compliance and real-name registration system. The main purpose of the Real-name Registration Circular is to curb addictive online game playing by minors and protect their physical and mental health. This circular indicates that the National Citizen Identity Information Center of the Ministry of Public Security shall verify identity information of game players submitted by online game operators. The Real-name Registration Circular also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively. The most severe punishment could be termination of online game operation. See Item 3.D. “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our operations may be adversely affected by the implementation of anti-fatigue-related regulations.”

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

Virtual Currency

In January 2007, the Ministry of Public Security, MOC, MIIT and GAPP jointly issued a circular regarding online gambling which has implications for the issuance and use of virtual currency. To curtail online games that involve online gambling as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of Internet cafés and online games. Under the circular, the PBOC has authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price and (iv) banning the trading of virtual currency.

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

We issue online game virtual currency to game players for them to purchase various virtual items to be used in our online games. We intend to comply with the Virtual Currency Notice. Shanghai Shulong, Chengdu Aurora, Chengdu Simo and Shanghai Hongli have obtained approval from MOC for issuing online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that all of our VIEs can obtain the approval in a timely manner or at all. Certain of our games contain features known as “treasure boxes.” Players may use “yuanbao,” a virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the players with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe such feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. See Item 3.D. “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Restrictions on virtual currency may adversely affect our revenues and results of operations.”

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

The application and interpretation of the MOFCOM Security Review Rules remain unclear. Currently, there are no explicit and public provisions or official interpretations indicating that our current businesses fall within the scope of national security review, and there is no requirement for foreign investors to those merger and acquisition transactions completed prior to the effectiveness of Circular 6 and the MOFCOM Security Review Rules to take initiative to submit such transactions for national security review. Based on our analysis of the rules, we have concluded that there is no need for us to submit our existing contractual arrangements with our VIEs and their shareholders to MOFCOM for national security review. However, if MOFCOM or other PRC regulatory agency subsequently determines that we need to submit our existing contractual arrangements with our VIEs and their shareholders for national security review by interpretation, clarification or amendment of the MOFCOM Security Review Rules or by any new rules, regulations or directives, we may face sanctions by MOFCOM or other PRC regulatory agency. See Item 3.D. “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—The existing contractual arrangements with our VIEs and their shareholders may be subject to national security review by MOFCOM, and the failure to receive the national security review could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs.”

C.	ORGANIZATIONAL STRUCTURE

As of March 31, 2013, we operated our businesses through the following significant direct and indirect subsidiaries:

•	Shanda Games Holdings (HK) Limited, which is our wholly owned subsidiary incorporated in Hong Kong;

•	Shengqu Information Technology (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Shanda Games (HK);

•	Shengji Information Technology (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Shanda Games (HK);

•	Lansha Information Technology (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Shanda Games Technology (HK) Limited;

•	Shanda Games International (Pte) Ltd., which is our wholly owned subsidiary incorporated in Singapore;

•	Kuyin Software (Shanghai) Co., Ltd., which is a majority foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Goldcool Holdings (HK) Limited;

•	Eyedentity Games, Inc., which is our majority-owned subsidiary incorporated in South Korea;

•	Actoz Soft Co., Ltd., which is our majority-owned subsidiary incorporated in South Korea and is publicly listed on the Korea Exchange; and

•	eFusion MMOG GmbH, which is our majority-owned subsidiary incorporated in Germany.

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

We believe that our ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their shareholders, on the other hand, comply in all material aspects with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with our own opinion. See Item 3.D. “Risk Factors— Risks Relating to Regulation of Our Business and to Our Structure.”

The following diagram illustrates our direct and indirect subsidiaries and VIEs as of March 31, 2013.

D. PROPERTY, PLANT AND EQUIPMENT

We lease our office space of approximately 17,000 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, and No. 1, Lane 666 Zhangheng Road, Pudong New Area, Shanghai 201204, from Shanda Interactive. In addition, we occupy an aggregate of approximately 11,000 square meters of leased office space in other locations in Shanghai, Chengdu, Hong Kong, Singapore, South Korea and Germany. As our workforce expands, we may need to lease or purchase additional office space.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D. “Risk Factors” or in other parts of this annual report on Form 20-F.

Overview

We are one of China’s leading online game companies in terms of the size and diversity of our game portfolio, our game revenues and our game player base. Through our extensive experience in the online game industry in China and in certain overseas markets, we have created a scalable approach to develop, source and operate online games, as well as license our games to third parties. We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition, joint development and joint operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. In addition, we operate a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitor and adjust the game environment to optimize our game players’ experience.

As of March 31, 2013, we operated 52 online games and mobile games and our in-house development capabilities consisted of approximately 1,600 game development personnel and our proprietary game development platform.

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

Our net revenues were RMB4,682.1 million (US$751.5 million) in 2012, compared to RMB5,281.9 million in 2011. Our net income attributable to our company was RMB1,113.4 million (US$178.7 million) in 2012, compared to RMB1,264.9 million in 2011.

Two online games accounted in the aggregate for approximately 56.5% and 48.7% of our net revenues in 2011 and 2012, respectively. These games have finite commercial lifespans. While we may be able to extend the commercial lifespans of these games by adding new features that appeal to existing players and by attracting new players, we need to develop and source new online games that appeal to game players and that will be commercially successful in order to remain competitive. Furthermore, the online game and mobile game industries in China may not continue to grow at current levels, and we face uncertainties regarding the continuing market acceptance of our online games in China and elsewhere. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to improve our competitive position in the industry.

Factors Affecting Results of Operations

Significant factors affecting our financial condition and results of operations include those described below.

Our ability to continue to successfully introduce new games and expansion packs for existing games. We have built one of the largest and the most diversified portfolios of online and mobile games through our multi-channel game content development and sourcing strategy. We must continue to generate and acquire attractive games by developing in-house, licensing, acquiring through investment, or jointly operating or developing with third parties, new games and to maintain the popularity of our existing games by introducing updates, expansion packs and other game improvements. Our results of operations may also be significantly affected by the timing of our new game launches.

Our ability to maintain and expand our community of loyal online game players. The size and loyalty of our community of online game players are critical to our business. Players of online games are typically attracted to online games in which they can interact with many other players. We have built a large community of game players by enhancing their loyalty to our online games. Loyal online game players tend to remain active paying game players and are likely to spend more purchasing our virtual items. Our ability to retain and attract game players will depend significantly on our ability to continually strengthen our community of loyal online game players and enhance their experience.

Game content sourcing costs. Significant resources are required to develop, acquire and market new online and mobile games and maintain their popularity in the market, including game development, game licensing and other game sourcing and acquisition costs. We typically incur significant costs and expenses before such games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover such game content sourcing costs.

The cost, reliability and quality of services provided by various affiliated entities under the common control of Shanda Interactive. We have engaged various affiliated entities under the common control of Shanda Interactive to provide certain services that are critical to the operation of our business, including online billing and payment, customer service, user authentication, anti-fatigue compliance, prepaid card marketing and distributions and data support services. The reliability and quality of their integrated service platform and distribution services directly affect the availability of our games to our game players and the quality of the game-playing experience, which would have a material effect on our revenues. The costs of such services may have a material effect on our cost of revenues and operating income.

Competition in China’s online game industry. The online game industry in China is highly competitive. Numerous competitors have entered the online game industry in China, including Tencent Holdings Limited, NetEase.com, Changyou.com Limited, Perfect World Co., Ltd., Giant Interactive, Kingsoft, KongZhong Corporation, NetDragon Websoft Inc., Suzhou Snail Electronics Co. Ltd., and The9 Limited. The proliferation of the number of online game companies has placed significant pressure on the cost of sourcing and marketing online games, attracting new and retaining existing game players, and recruiting and retaining game development and management talent.

The growth of our international business. As of March 31, 2013, we had licensed the publishing rights to 15 of our online games to game operators in a number of countries and regions. We intend to operate our games in certain overseas markets through our overseas subsidiaries. To export our games to overseas markets, we need to localize our online games to meet the preferences of game players in those markets.

The growth of mobile games. We intend to develop, publish and operate mobile games. Our revenue growth will depend on the growth of the mobile games market. In addition, we need to launch mobile games that meet the preferences of mobile game players.

A.	OPERATING RESULTS

Revenues

We currently derive a substantial portion of our revenues from purchases of virtual items by players of our games in China. The following table sets forth, for the periods indicated, a breakdown of our net revenues into online game revenues generated in China and other revenues.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(in millions, except percentages)
Net revenues:
Online game revenues generated in China(1)	4,318.9	95.9%	4,975.5	94.2%	4,320.3	92.3%
Other revenues(2)	185.8	4.1%	306.4	5.8%	361.8	7.7%
Total net revenues	4,504.7	100.0%	5,281.9	100.0%	4,682.1	100.0%

(1)	Represents net revenues generated from the operation of our games in China.

(2)	Represents net revenues generated primarily outside of China from game licensing, game operations, and advertising.

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

Our online game revenues generated in China are also presented net of the PRC business tax, value added tax and related surcharges that our PRC subsidiaries and VIEs pay on their gross receipts. The rates of such taxes and surcharges range from 3% to 17%. See Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Our online game business is subject to seasonality factors. Generally, our game players spend more time playing our games in the first and third quarters of each year, which typically have more school holidays, allowing for more time for leisure activities, whereas the second and fourth quarters are generally slower for our business as there are fewer holidays during those quarters. Seasonality may also be caused by launches of new games and expansion packs and other unexpected fluctuations.

Our other revenues consist of net revenues generated primarily from advertising and overseas game licensing and operations. We enter into licensing arrangements with overseas licensees to operate our games in other countries or territories. In connection with these license agreements, we generally receive an initial license fee and a monthly revenue-based royalty fee. The initial license fee is generally a fixed amount and recognized ratably over the term of the license. The royalty fee is generally equal to a fixed percentage of the revenues generated by the licensee from operating the game. The game operation revenues included in our other revenues are derived from our operation of online and mobile games outside of China. Advertising revenues included in our other revenues are derived from online advertising associated with the online games on our platform.

Cost of Revenues

Our cost of revenues primarily consists of platform fees, upfront and ongoing licensing fees for games we operate and other miscellaneous expenses. The following table sets forth, for the periods indicated, a breakdown of our cost of revenues by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(in millions, except percentages)
Net revenues	4,504.7	100.0%	5,281.9	100.0%	4,682.1	100.0%
Cost of revenues:
Platform fees	(909.8)	(20.2)%	(1,066.5)	(20.2)%	(922.2)	(19.7)%
Upfront and ongoing licensing fees	(730.3)	(16.2)%	(741.4)	(14.0)%	(599.7)	(12.8)%
Others	(197.1)	(4.4)%	(248.1)	(4.7)%	(189.5)	(4.1)%
Total cost of revenues	(1,837.2)	(40.8)%	(2,056.0)	(38.9)%	(1,711.4)	(36.6)%
Gross profit/margin	2,667.5	59.2%	3,225.9	61.1%	2,970.7	63.4%

Platform fees. Platform fees consist of (1) costs related to various support services, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, and (2) other expenses related to server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, and software rental fees. Platform fees constituted 20.2%, 20.2% and 19.7% of our net revenues in 2010, 2011 and 2012, respectively. Platform fees, as a percentage of our net revenues, declined in 2012 due to (i) an increase of other revenues which have lower platform fees and (ii) revenue contribution from one of the games that we jointly operate in China and for which we do not pay platform fees to Shanda Online. We expect our platform fees as a percentage of our net revenues to remain generally stable or slightly decrease in 2013 as we expect other revenues to continue to grow.

Upfront and ongoing licensing fees. The cost of licensing games from third-party game content providers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, the majority of which are equal to a percentage of the revenues we generate from the relevant licensed game and, in some circumstances, include minimum guarantees. Upfront licensing fees are amortized on a straight-line basis over the shorter of the term of license and the useful economic life of the licensed game, and we reevaluate the economic lives of our licensed games from time to time. Amortization of upfront licensing fees and ongoing licensing fees for games constituted 16.2%, 14.0% and 12.8% of our net revenues in 2010, 2011 and 2012, respectively. Upfront and ongoing licensing fees, as a percentage of our net revenues, declined in 2010, 2011 and 2012 mainly due to an increase in the proportion of net revenues from games whose intellectual property rights we own, as well as the completion of amortization of upfront licensing fees for certain games in 2011. We expect our upfront and ongoing licensing fees, both in terms of amount and as a percentage of net revenues, to increase in 2013 as we expect to launch new licensed games, which will result in both additional amortization of upfront licensing fees and ongoing licensing fees.

Others. Other cost of revenues includes employee salary and welfare benefits, such as medical insurance, statutory housing contributions, unemployment insurance and pension benefits, for employees involved in the operation of our games, stock-based compensation for employees who operate our games, revenue sharing with Mochi Media’s third-party game developers before March 31, 2012, and office expenses. Other costs of revenue constituted 4.4%, 4.7% and 4.1% of our net revenues in 2010, 2011 and 2012, respectively. Other costs of revenue, as a percentage of our net revenues, declined in 2012 primarily due to a decrease in amortization of intellectual property rights related to games in operation that we acquired through acquisition, as well as a decrease in salary and benefits as a result of a decrease in bonus. We expect other cost of revenues to remain stable or increase slightly in 2013 primarily due to increases in salary and benefits.

Gross profit/margin. Gross profit as a percentage of our net revenues was 59.2%, 61.1% and 63.4% in 2010, 2011 and 2012, respectively.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth, for the periods indicated, a breakdown of our operating expenses by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(in millions, except percentages)
Operating expenses:
Product development	(465.8)	(10.3)%	(694.3)	(13.1)%	(658.7)	(14.1)%
Sales and marketing	(501.8)	(11.1)%	(610.2)	(11.6)%	(596.3)	(12.7)%
General and administrative	(367.0)	(8.2)%	(447.4)	(8.5)%	(337.5)	(7.2)%
Total operating expenses	(1,334.6)	(29.6)%	(1,751.9)	(33.2)%	(1,592.5)	(34.0)%
Operating profit/margin	1,332.9	29.6%	1,474.0	27.9%	1,378.2	29.4%

Product development expenses. Our product development expenses primarily consist of salary and benefits expenses for personnel engaged in the product development of our games, outsourced game development expenses as a result of our investments in game development and operating studios, share-based compensation and other expenses incurred by our product development personnel. Product development expenses as a percentage of our net revenues were 10.3%, 13.1% and 14.1% in 2010, 2011 and 2012, respectively. Product development expenses, as a percentage of our net revenues, increased in 2010, 2011 and 2012 mainly due to our increased investments in research and development of products. We expect our product development expenses as a percentage of revenues to increase in 2013 as we devote more resources to develop new games, updates or expansion packs for our existing games, customize games licensed from third parties, and increase salary and benefits for research and development personnel.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertising and promotion expenses for our online games in different media outlets, costs related to distribution of prepaid cards, salary and benefits for our sales and marketing personnel, share-based compensation and other expenses incurred by our sales and marketing personnel. Service fees paid to Shengfutong, from July 1, 2008 until April 30, 2011, and Shengjing, beginning on May 1, 2011, for the distribution of prepaid cards, depend upon the sales discount at which Shengfutong or Shengjing sells the prepaid cards and are recorded as sales and marketing expenses. A smaller sales discount offered by Shengfutong or Shengjing to distributors and users will result in a higher service fee, as well as higher net revenues to us, and vice versa. Sales and marketing expenses as a percentage of our net revenues were 11.1%, 11.6% and 12.7% in 2010, 2011 and 2012, respectively. Sales and marketing expenses, as a percentage of our net revenues, increased in 2010, 2011 and 2012 mainly due to a smaller sales discount offered by Shengfutong or Shenjing when they sold prepaid cards. We expect our sales and marketing expenses as a percentage of revenues to increase in 2013 because we estimate our service fees paid to Shengjing to increase as we expect Shengjing will offer a smaller sales discount in 2013, and we expect our advertising and promotion expenses to increase as we launch additional new games and expand our sales and marketing efforts in our existing markets and in new markets.

General and administrative expenses. Our general and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, professional services fees, business tax expenses related to such fees, share-based compensation and other expenses. General and administrative expenses as a percentage of our net revenues were 8.2%, 8.5% and 7.2% in 2010, 2011 and 2012, respectively. General and administrative expenses, as a percentage of our net revenues, declined in 2012 mainly due to (i) a decrease in share-based compensation and share-based corporate expense allocation because of the resignation of several senior executives and a failure to meet certain performance targets related to the our stock option awards, and (ii) a decrease in sales tax expenses associated with inter-company transactions. Our business tax expense relates to services and licensing fees paid by our VIEs to our PRC subsidiaries. We expect our general and administrative expenses as a percentage of revenues to be relatively stable or increase in 2013 due to the increased amount of valued added tax to be paid by our PRC subsidiaries and VIEs.

Income from operations/operating margin. Income from operations as a percentage of our net revenues was 29.6%, 27.9% and 29.4% in 2010, 2011 and 2012, respectively.

Non-Operating Income

Our non-operating income consists of interest income and other non-operating income.

Interest Income. We earn interest income from third parties, primarily banks, on demand deposits and short term investments, and from related parties for loans made to Shanda Interactive and its affiliates. In 2010, 2011 and 2012, we received interest income of RMB59.7 million, RMB102.9 million and RMB143.5 million (US$23.0 million), respectively, from third parties and RMB2.0 million, RMB32.5 million and RMB83.7 million (US$13.5 million), respectively, from related parties. For more details regarding loans to our related parties, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive—Loans Outstanding.”

Other Non-Operating Income. Other non-operating income primarily consists of government incentives. Due to the preferential treatments for qualified high technology companies in China and incentives from local governments to encourage regional business development, certain of our PRC subsidiaries and VIEs receive financial incentives from local governments that are calculated with reference to either taxable income or revenues, as the case may be. The amount and timing of the financial incentives are determined by government authorities. These incentives are recognized as other income. See Note 5 to our consolidated financial statements included elsewhere in this annual report.

In 2010, 2011 and 2012, we received an aggregate of RMB232.3 million, RMB185.0 million and RMB146.3 million (US$23.5 million) in cash, respectively, as financial incentives from municipal governments. Going forward, eligibility for the government financial incentives we may receive requires that we continue to meet a number of government-mandated financial and non-financial criteria, which generally include:

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

Non-Operating Expenses

Our non-operating expenses consist of interest expense and other non-operating expenses.

Interest Expense. We pay interest expense for loans from banks and related parties. In 2010, 2011 and 2012, we incurred interest expense of RMB0.3 million, RMB10.8 million and RMB93.6 million (US$15.0 million), respectively, for borrowings from banks and RMB11.0 million, RMB12.1 million and RMB26.8 million (US$4.3 million), respectively, for loans from related parties. For more details regarding loans from our related parties, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive—Loans Outstanding.”

Other Non-Operating Expenses. Other non-operating expenses primarily consist of loss recognized on foreign currency forward contracts and bank charges.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

Under the Hong Kong Inland Revenue Ordinance, our HK subsidiaries were subject to a 16.5% tax rate for the years ended December 31, 2010, 2011 and 2012 on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our HK subsidiaries are not subject to any Hong Kong withholding tax.

Under the Singapore income tax legislation, our Singapore subsidiaries were subject to a 17% tax rate for the years ended December 31, 2010, 2011 and 2012 on taxable income generated from operations in Singapore.

Under the German income tax legislation, our German subsidiary was subject to a 15% tax rate for the year ended December 31, 2012 on taxable income generated from operations in Germany.

PRC Enterprise Income Tax

Our online game revenues generated in China are subject to the PRC enterprise income tax. Under the current PRC laws, foreign invested companies such as our PRC subsidiaries, and domestic companies such as our VIEs, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available for qualified enterprises in encouraged sectors of the economy. Companies that qualify as a high and new technology enterprise, a status which is reassessed every three years, are subject to a lower income tax rate of 15%. In 2008, the Shanghai government granted Shengqu, Shanghai Shulong and Chengdu Aurora the high and new technology enterprise status, which resulted in an income tax rate of 15% for these companies for the three-year period ended December 31, 2010. Lansha was also recognized as a high and new technology enterprise in 2010 and was subject to an income tax rate of 15% in 2011 and 2012. In 2011, Shengqu and Chengdu Aurora successfully renewed their high and new technology enterprise status, thereby extending their 15% tax rate through December 31, 2013. Furthermore, Shengji obtained approval in 2012 for high and new technology enterprise status and is subject to an income tax rate of 15% for three years from 2012 to 2014. Shanghai Shulong’s high and new technology enterprise status, however, was not renewed and therefore was subject to an income tax rate of 25% in 2011 and 2012 and will be subject to the standard 25% income tax rate in future periods.

In addition, companies that qualify as a software development enterprise are exempt from income tax for two years and subject to an income tax rate of 12.5% for the following three years. In April 2010, Shengji was recognized as a software development enterprise, and was exempted from income tax for two years, effective retroactively from January 1, 2009, and was subject to an income tax rate of 12.5% for the three year period ending December 31, 2013. In 2012, the relevant tax authority determined that Shengji did not qualify for the preferential tax rate of 12.5% for 2011. As a result, Shengji incurred additional tax charges of RMB21.9 million (US$3.5 million) in 2012, based on the 25% statutory tax rate, on the taxable income of 2011. Meanwhile, Chengdu Aurora qualified as a software development enterprise and was subject to an income tax rate of 12.5% for the three-year period ended December 31, 2011. Companies may also qualify as a national key software enterprise and be entitled to a 10% income tax rate for the period in which it is recognized. Shengqu was recognized as a national key software enterprise in 2008 and 2009, but was not recognized as a national key software enterprise in 2010 and therefore was taxed at a 15% income tax rate in 2010, 2011 and 2012. Beginning from 2012, the status of national key software enterprise is reassessed every two years.

Under the current PRC laws, the profits of a foreign invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is an applicable tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, dividends distributed to holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate provided that certain conditions are met. We accrued a withholding tax of nil, RMB116.5 million and RMB54.5 million (US$8.7 million) in 2010, 2011 and 2012, respectively, based on the 5% withholding tax rate applicable to the profits of our PRC subsidiaries that we distributed or expected to distribute to our HK subsidiaries. Tax accrued in 2009 was paid in 2011, and the tax accrued in 2011 was paid in 2011 and 2012.

Korean Corporate Income Tax

Actoz and Eyedentity are subject to income tax on the taxable income as reported in their statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea, or the Korea Income Tax Laws. Under the Korean Income Tax Laws, corporations were subject to a tax rate of 11.1% for the years ended December 31, 2010, 2011 and 2012 (or 24.2% in any of such years in which the corporation’s taxable income was greater than KRW200 million). The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws.

Actoz and Eyedentity were both subject to a tax rate of 24.2% in 2010, 2011 and 2012.

Pursuant to the Korea Income Tax Laws, dividends distributed by a foreign invested enterprise to its immediate holding company outside Korea will be subject to a 15% withholding tax, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with Korea that provides for a different withholding arrangement. According to the Korea and Singapore Taxation Arrangement, dividends paid by a foreign invested enterprise in Korea to its direct holding company in Singapore will be subject to withholding tax at a rate of no more than 10%, provided that the foreign investor directly owns at least 25% of the shares of the foreign invested enterprise. We accrued a withholding tax of RMB17.5 million and RMB5.5 million (US$0.9 million) in 2011 and 2012, respectively, based on the 10% withholding tax rate applicable to the profits of Eyedentity that we distributed or expected to distribute to our Singaporean subsidiaries. The accrued withholding tax was fully paid in 2012.

Equity in Losses of and Impairments of Investments in Affiliated Companies

We record our investment in affiliates over which we possess significant influence over operational and financial matters using the equity method of accounting, and the net losses of the affiliates are presented as “Equity in losses of affiliated companies” on the statements of operations and comprehensive income.

Non-Controlling Interests

Non-controlling interests mainly represent the net profits attributed to the shares of Actoz and Eyedentity that we did not own. In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz, whose financial results were consolidated into our financial statements beginning from January 1, 2008. As a result, we recognized a non-controlling interest in our statements of operations and comprehensive income for the shares of Actoz that we did not own beginning from January 1, 2008. In the fourth quarter of 2012, Actoz acquired a 20.5% equity interest in Eyedentity, whose financial results were consolidated into our financial statements beginning from October 1, 2012. As a result, we recognized a non-controlling interest in our statements of operations and comprehensive income for the shares of Eyedentity that we did not own beginning from October 1, 2012.

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

Revenue Recognition

In connection with the reorganization, we engage various affiliated entities under the common control of Shanda Interactive to provide services that are critical to our business including, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services. We also engage Shengjing, and previously engaged Shengfutong, to provide agency services in selling prepaid cards to third party distributors and retailers. We have assessed the relationships and arrangements with Shanda Online, Shengfutong and Shengjing under Accounting Standards Codification 605-45, and have concluded that reporting the gross amount equal to the amount that Shengfutong and Shengjing received from the sale of prepaid game cards to distributors or retailers and subsequently was activated and charged to the respective game accounts by players as deferred revenue is appropriate as we are the primary obligor and we provide the online game services desired by the customers.

Under the item-based revenue model, revenues from the sale of in-game items are recognized when the items are consumed by customers for items with no further utility or very short lives, or over the estimated lives of the items for items that can be used over a period of time. The average periods for which players typically play the games and other behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for lives of these in-game items. We assess the estimated lives of in-game items for all of our item-based games periodically. If there are indications of any significant changes to the estimated lives of the in-game items, such changes would be applied in the period of change prospectively. Our revenues under the item-based revenue model are principally derived from in-game consumable virtual items, which generally are consumed in a very short period. Under the time-based revenue model, revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with our published expiration policy. Deferred revenue is reduced as revenues are recognized.

Online game revenues generated in China are net of the PRC business tax, value added tax and related surcharges that our PRC subsidiaries and VIEs pay on their gross receipts. See Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Other revenues consist of net revenues generated primarily from advertising and overseas game licensing and operations. We enter into licensing arrangements with overseas licensees to operate our games in other countries or territories. In connection with these license agreements, we generally receive an initial license fee and a monthly revenue-based royalty fee. The initial license fee is generally a fixed amount and recognized ratably over the term of the license. The royalty fee is generally equal to a fixed percentage of the revenues generated by the licensee from operating the game. The game operation revenues included in our other revenues are derived from our operation of games outside of China. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectability is reasonably assured.

Mobile game revenues are included in “Online game revenues generated in China” and “Other revenues”. For mobile game revenues generated in China, we recognize revenues net of commission fees charged by telecommunication operators or smart phone application platforms because we do not set the price sold to our players. For mobile game revenues generated in overseas markets, we recognize revenues at the gross amount before deduction of commission fees, as we are the primary obligor in these arrangements. We are responsible for the hosting, operation, and delivery of the games, and have latitude to establish the pricing. The commission fees charged by smart phone application platforms are recognized as sales and marketing expenses.

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

Our accounting policies with respect to the consolidation of our VIEs are further described in Note 2(3) to our consolidated financial statements included elsewhere in this annual report on Form 20-F. We believe that the ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their shareholders, on the other hand, comply in all material aspects with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with our own.

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

We assess the impairment for long-lived assets and intangible assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. During the years ended December 31, 2011 and 2012, we recognized impairment losses of RMB72.8 million and RMB15.0 million (US$2.4 million), respectively, related to intangible assets and other long-term assets.

Impairments of Investments in Affiliated Companies

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

Impairment of Goodwill

Goodwill is accounted for at initial recognition and evaluated subsequently according to the provisions of Accounting Standards Codification 805, “Business Combinations,” or ASC 805, and Accounting Standards Codification 350, “Intangibles—Goodwill and Other.” Goodwill is initially measured as the excess of (i) the total cost of an acquisition, fair value of the non controlling interests, and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of an acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the income statement as a bargain purchase gain. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, our annual impairment evaluation date, we test impairment of goodwill at the reporting unit level, which is one step below the operating segment level. Under the two-step impairment evaluation approach, the fair value of a reporting unit is first determined using an income approach which considers projected cash flows, expenses, and appropriate discount rates tailored to the risk profiles of the specific reporting units, considering more generally the risk profile of the online game sector. Should the fair value of a reporting unit be less than its carrying value (including goodwill), an impairment charge would then be measured by reference to the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of goodwill, determined in a manner similar to the assignment of the purchase price in a business combination. Key factors that are considered by us and likely to have a bearing on potential impairments of goodwill include, but are not limited to, (1) recent operating performance and forecasts; (2) generation of, and growth anticipated in, cash flows; (3) the state of the online game business in the respective geographic area; (4) trends in average monthly average users and paying users; and (5) the game development pipeline at the business unit level. Based upon the application of the two-step impairment evaluation approach, no impairment losses were recorded in the years ended December 31, 2010, 2011 and 2012.

Share-Based Compensation

Certain of our officers (including directors) and employees previously received (i) options to purchase ordinary shares of Shanda Interactive when it was a public company that were granted by Shanda Interactive to officers (including directors) and employees who were engaged in the online game business prior to the reorganization and who subsequently became our employees following the reorganization; (ii) options to purchase ordinary shares of Actoz granted by Actoz to its officers and employees; (iii) options to purchase ordinary shares of Eyedentiy to its officers and employees and (iv) options to purchase our Class A ordinary shares granted to officers (including directors) and employees under our Amended and Restated 2008 Equity Compensation Plan, or the 2008 Equity Compensation Plan.

We account for share-based compensation in accordance with Accounting Standards Codification 718, “Compensation – Stock Compensation,” or ASC 718. Under the fair value recognition provision of ASC 718, share-based compensation expense is measured at the grant date based on the fair value of the stock options and is recognized as an expense either on a straight-line basis or a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options where the exercisability is conditional only upon completion of the service condition through the vesting date. With respect to options for which the exercisability is conditional upon completion of both the service and performance conditions through the vesting date, we used the binomial option pricing model for options granted before our initial public offering and the Black-Scholes option pricing model for options granted after our initial public offering.

For our option awards granted prior to our initial public offering, we are required to determine the fair value of our ordinary shares at the respective grant dates. Determining the fair value of our ordinary shares at dates prior to the consummation of our initial public offering requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made, and therefore, we used the binomial option pricing model.

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

Certain of our and Shanda Interactive’s employees were awarded restricted shares under the 2008 Equity Compensation Plan. The restricted shares will vest in equal installments over four calendar years, subject to the employee’s continued employment with his employer. Share-based compensation expense related to the restricted share award granted by us to our employees under the 2008 Equity Compensation Plan amounted to RMB48.5 million, RMB46.2 million and RMB16.7 million (US$2.7 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Restricted shares granted to Shanda Interactive’s employees are measured at fair value at the grant date and were recognized as a dividend distributed to Shanda Interactive.

On September 14, 2012, our board of directors approved to adjust the exercise price for share options previously granted to certain members of our management and staff to US$1.835 per Class A ordinary share, representing the average closing price of our ADSs during the 15 consecutive trading days prior to September 14, 2012 divided by two. Other terms of these share options remain unchanged. This adjustment was due to the significant decline in our share price resulted from a large special dividend of US$1.02 per ADS declared in 2011 and paid in 2012. The total number of modified options amounted to 12.8 million, consisting of 9.9 million unvested options and 2.9 million vested options. All eligible option grantees affected by such changes had entered into amendments to their original share option agreements with us. Share-based compensation expense for the incremental compensation cost of RMB5.7 million (US$0.9 million) was recorded in the third quarter of 2012 for fully vested options. We expect to record approximately RMB11.9 million (US$1.9 million) of incremental cost for the unvested modified options over their respective remaining vesting periods of one year to four years.

Our share-based compensation expenses totaled RMB105.9 million, RMB91.0 million and RMB42.5 million (US$6.8 million) in 2010, 2011 and 2012, respectively.

Income Taxes and Valuation Allowance

We account for income taxes under the provisions of Accounting Standards Codification 740. See Notes 2 and 6 to our consolidated financial statements included elsewhere in this annual report. We record valuation allowances to reduce our deferred tax assets to their net realizable amounts when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2010, 2011 and 2012, valuation allowances recognized were RMB180.2 million, RMB189.2 million and RMB215.1 million (US$34.5 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain foreign tax credit carry forwards generated by one of our subsidiaries. As of December 31, 2010, 2011 and 2012, we had deferred tax assets, net of valuation allowances, of RMB86.5 million, RMB101.1 million and RMB90.7 million (US$14.6 million), respectively. We believe that further valuation allowances to reduce our net deferred tax assets are unnecessary as we currently anticipate future taxable profits, which will allow us to utilize our net deferred tax assets. If further events were to occur that would prevent us from utilizing all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

Accounting Standards Codification 740-10-25 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% chance of being realized upon ultimate settlement. We did not have any interest and penalties associated with uncertain tax positions and did not have any significant uncertain tax positions for the years ended December 31, 2010, 2011 and 2012.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net revenues. Our total net revenues decreased 11.4% from RMB5,281.9 million in 2011 to RMB4,682.1 million (US$751.5 million) in 2012. Net revenues from online games generated in China decreased 13.2% from RMB4,975.5 million in 2011 to RMB4,320.3 million (US$693.5 million) in 2012. Other revenues increased 18.1% from RMB306.4 million in 2011 to RMB361.8 million (US$58.0 million) in 2012.

The decrease in net revenues from online games generated in China was primarily due to (i) a decrease of RMB702.4 million (US$112.7 million) in net revenues generated from Mir II and Woool as we scaled back monetization activities for them and sought to lengthen their lifespans by promoting activities that enhance interaction among users, (ii) a decrease of RMB163.8 million (US$26.3 million) in net revenues generated from Dragon Nest as several key expansion packs for the game were delayed in China. The decrease was partially offset by an increase of RMB229.0 million (US$36.8 million) in net revenues due to the full year revenue contribution from Legend of Immortals and Mir III, which were launched in the second quarter and fourth quarter of 2011, respectively.

Average monthly active users in 2012 were lower than 2011 mainly because there was no major title launched during 2012, while we launched Dragon Nest in the third quarter of 2010 and Legend of Immortals in the second quarter of 2011. Monthly active users tended to increase in a quarter when a new game is launched and to decline over the following several quarters, primarily due to the initial enthusiasm associated with the game launch declining over time. Average monthly paying users decreased on a quarterly basis in 2012, mainly because we scaled back monetization activities for Mir II and Woool and introduced a number of free functions and game plays, which resulted in a decline in low-spending paying accounts. The following table sets forth our average monthly active users, average monthly paying users and average monthly revenues per paying user for games we operate in China, for the periods indicated:

	For the Three Months Ended,
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Average monthly active users (in thousands) (1)	20,264	23,989	20,962	20,392	19,074	17,312	18,383	18,598
Average monthly paying users (in thousands) (2)	4,635	4,396	4,645	4,531	4,300	3,840	3,535	3,363
Average monthly revenues per paying user (in RMB) (3)	85.2	94.6	91.9	92.8	99.9	90.3	95.7	96.8

(1)	Monthly active users, or MAUs, refers to the number of users who play our online games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.

(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once for our online games during a calendar month and includes users who spend virtual currency in our online games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.

(3)	Average monthly revenues per paying user refers to our revenues from online games generated in China during a given quarter divided by the average MPUs, further divided by three.

Other revenues, which mainly represented net advertising revenues and net overseas revenues generated from game licensing and game operations, increased primarily due to (i) an increase in revenues generated from overseas operation, mainly associated with the operation of Dragon Nest, and (ii) an increase in revenues generated from advertising. The increases were partially offset by the transfer of Mochi Media to Shanda Online, a company under the common control of Shanda Interactive, in March 2012.

Cost of revenues. Our cost of revenues decreased 16.8% from RMB2,056.0 million in 2011 to RMB1,711.4 million (US$274.7 million) in 2012. This decrease was primarily due to the following reasons:

•	Platform fees decreased 13.5% from RMB1,066.5 million in 2011 to RMB922.2 million (US$148.0 million) in 2012. The decrease was primarily due to a decrease in service fees we paid to Shanda Online, which is based on a fixed percentage of the portion of the face value of prepaid cards used in our games operated in China, as a result of a decrease in our online game revenues generated in China. Platform fees represented 20.2% and 19.7% of our net revenues in 2011 and 2012, respectively. The decrease in platform fees as a percentage of net revenues was primarily due to (i) the game Age of Wushu, for which we do not pay platform fees to Shanda Online, and (ii) an increase of other revenues, which have lower platform fees.

•	Upfront and ongoing licensing fees for online games decreased 19.1% from RMB741.4 million in 2011 to RMB599.7 million (US$96.3 million) in 2012 and represented 14.0% and 12.8% of our net revenues in 2011 and 2012, respectively. The decrease in upfront and ongoing licensing fees was primarily due to the completion of amortization of upfront licensing fees for certain games in 2011 and a decrease in revenues generated from games we licensed from third parties in 2012.

•	Other cost of revenues decreased 23.6% from RMB248.1 million in 2011 to RMB189.5 million (US$30.4 million) in 2012 primarily due to a decrease in amortization of intellectual property rights related to games in operation that we acquired through acquisition, as well as a decrease in salary and benefits mainly as a result of a decrease in bonus. Other cost of revenues represented 4.7% and 4.1% of our net revenues in 2011 and 2012, respectively.

Gross profit. As a result of the foregoing, our gross profit decreased 7.9% from RMB3,225.9 million in 2011 to RMB2,970.7 million (US$476.8 million) in 2012. Our gross margin, which is equal to our gross profit divided by our net revenues, increased from 61.1% in 2011 to 63.4% in 2012.

Operating expenses. Our operating expenses decreased 9.1% from RMB1,751.9 million in 2011 to RMB1,592.5 million (US$255.6 million) in 2012. This decrease was primarily due to the following reasons:

•	Our product development expenses decreased 5.1% from RMB694.3 million in 2011 to RMB658.7 million (US$105.7 million) in 2012. The decrease was primarily due to (i) a decrease in outsourced service fees to develop games from RMB63.5 million in 2011 to RMB41.9 million (US$6.7 million) in 2012, (ii) a decrease in salary and benefits from RMB479.7 million in 2011 to RMB464.5 million (US$74.6 million) in 2012 mainly due to a lower headcount, and (iii) a RMB16.4 million (US$2.6 million) decrease in impairment charge compared to 2011 related to games that we have not yet launched and for which related prepaid fees were written off due to perceived lack of commercial viability. The decrease was partially offset by an increase in amortization of intangible assets from RMB17.4 million in 2011 to RMB34.2 million (US$5.5 million) primarily related to research and development products which were completed in 2012 and began to be amortized over their useful lives. Product development expenses represented 13.1% of our net revenues in 2011 and 14.1% of our net revenues in 2012.

•	Our sales and marketing expenses decreased 2.3% from RMB610.2 million in 2011 to RMB596.3 million (US$95.7 million) in 2012. The decrease was primarily attributable to a decrease in salary and benefits from RMB52.1 million in 2011 to RMB31.9 million (US$5.1 million) in 2012 due to a decrease in bonus and headcount, partially offset by an increase in service fees paid to Shengjing for the distribution of prepaid cards in the amount of RMB7.4 million (US$1.2 million) due to smaller discounts at which Shengjing sold the prepaid cards in 2012. Sales and marketing expenses represented 11.6% and 12.7% of our net revenues in 2011 and 2012, respectively.

•	Our general and administrative expenses decreased 24.6% from RMB447.4 million in 2011 to RMB337.5 million (US$54.2 million) in 2012. This decrease was primarily due to (i) a decrease in share-based compensation and share-based corporate expense allocation in the amount of RMB54.3 million (US$8.7 million) mainly due to the resignation of several senior executives and a failure to meet certain performance targets related to our stock option awards, partially offset by an increase in share-based compensation expense due to a repricing of some underwater share options in 2012, (ii) a decrease in salary and benefits in the amount of RMB13.7 million (US$2.2 million) due to a decrease in bonus and headcount, (iii) a decrease in sales tax expense associated with inter-company transactions in the amount of RMB11.0 million (US$1.8 million), (iv) a decrease in professional service fees in the amount of RMB8.8 million (US$1.4 million), (v) a decrease in bad debt expense in the amount of RMB8.6 million (US$1.4 million), and (vi) a decrease in amortization of intangible assets related to the acquisition of various companies from RMB19.8 million in 2011 to RMB12.1 million (US$1.9 million) in 2012. General and administrative expenses accounted for 8.5% and 7.2% of our net revenues in 2011 and 2012, respectively.

Income from operations. As a result of the foregoing, our operating income decreased 6.5% from RMB1,474.0 million in 2011 to RMB1,378.2 million (US$221.2 million) in 2012. Our operating margin, which is equal to our operating profit divided by our net revenues, increased from 27.9% in 2011 to 29.4% in 2012.

Income before income tax expenses and equity in losses of and impairments of investments in affiliated companies. Our income before income tax expenses and equity in losses of and impairments of investments in affiliated companies decreased 11.5% from RMB1,781.3 million in 2011 to RMB1,576.3 million (US$253.0 million) in 2012. The decrease was primarily due to (i) a decrease in income from operations in the amount of RMB95.8 million (US$15.4 million), (ii) a decrease in government financial incentives from RMB185.0 million in 2011 to RMB146.3 million (US$23.5 million) in 2012, and (iii) a foreign exchange loss of RMB22.5 million (US$3.6 million) related to the foreign currency forward contracts in 2012.

Income tax expenses. Our income tax expenses decreased 13.7% from RMB485.3 million in 2011 to RMB418.8 million (US$67.2 million) in 2012, primarily due to (i) a decrease in our pre-tax income from RMB1,781.3 million in 2011 to RMB1,576.3 million (US$253.0 million) in 2012 and (ii) a decrease in withholding taxes associated with dividend distribution from our subsidiaries to their overseas holding companies in the amount of RMB74.0 million (US$11.9 million). The decrease was partially offset by (i) a one-time income tax expense of RMB36.3 million (US$5.8 million) on taxable capital gains as a result of the sale of 20.5% of the equity interests in Eyedentity to Actoz, and (ii) an increase of income tax expenses in the amount of RMB14.1 million (US$2.3 million) due to a lower level of tax benefits in 2012 compared to 2011, as a result of changes of preferential tax status for certain of our PRC subsidiaries and VIEs. As a result of the foregoing, our effective income tax rate decreased from 27.2% in 2011 to 26.6% in 2012.

Equity in losses of and impairments of investments in affiliated companies. We incurred losses of RMB20.9 million (US$3.4 million) in 2012, as compared to losses of RMB10.0 million in 2011, primarily as a result of our investments in game development and operating studios. We also recorded impairment charges for underperforming investments in affiliated companies of RMB7.5 million (US$1.2 million) in 2012 compared to RMB5.6 million in 2011.

Net income attributable to non-controlling interest. Our net income attributable to non-controlling interest increased from RMB21.1 million in 2011 to RMB23.2 million (US$3.7 million) in 2012 mainly as a result of an increase in Actoz’s profitability.

Net income attributable to our company. Net income attributable to our company decreased 12.0% from RMB1,264.9 million in 2011 to RMB1,113.4 million (US$178.7 million) in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenues. Our total net revenues increased 17.3% from RMB4,504.7 million in 2010 to RMB5,281.9 million in 2011. Net revenues from online games generated in China increased 15.2% from RMB4,318.9 million in 2010 to RMB4,975.5 million in 2011. Other revenues increased 64.9% from RMB185.8 million in 2010 to RMB306.4 million in 2011.

The increase in net revenues from online games generated in China was primarily due to the full year revenue contribution from Dragon Nest which was launched in the third quarter of 2010 and the introduction of new games in 2011. Net revenues from Dragon Nest in China increased RMB442.4 million year-over-year in 2011. Net revenues from new games that we introduced in 2011 totaled RMB196.8 million for the year ended December 31, 2011, primarily due to the commercialization of Legend of Immortals and Mir III.

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

Cost of revenues. Our cost of revenues increased 11.9% from RMB1,837.2 million in 2010 to RMB2,056.0 million in 2011. This increase was primarily due to the following reasons:

•	Platform fees increased 17.2% from RMB909.8 million in 2010 to RMB1,066.5 million in 2011. The increase was primarily due to (i) an increase in service fees we paid to Shanda Online, which is based on a fixed percentage of the portion of the face value of prepaid cards used in our games operated in China and increased as a result of an increase in our online game revenues generated in China, and (ii) a net increase in server software rental fees in the amount of RMB40.9 million in 2011. Platform fees represented 20.2% of our net revenues in both 2010 and 2011.

•	Upfront and ongoing licensing fees for online games increased 1.5% from RMB730.3 million in 2010 to RMB741.4 million in 2011 and represented 16.2% and 14.0% of our net revenues in 2010 and 2011, respectively. The increase in upfront and ongoing licensing fees was primarily due to an increase in revenues generated from games we licensed from third parties. In 2011, upfront and ongoing licensing fees declined as a percentage of net revenues mainly due to a decrease in the proportion of net revenues generated by online games we licensed from third parties.

•	Other cost of revenues increased 25.9% from RMB197.1 million in 2010 to RMB248.1 million in 2011 primarily due to an increase in amortization of intellectual property rights related to games in operation that we acquired through acquisition. Other cost of revenues represented 4.4% and 4.7% of our net revenues in 2010 and 2011, respectively.

Gross profit. As a result of the foregoing, our gross profit increased 20.9% from RMB2,667.5 million in 2010 to RMB3,225.9 million in 2011. Our gross margin, which is equal to our gross profit divided by our net revenues, increased from 59.2% in 2010 to 61.1% in 2011.

Operating expenses. Our operating expenses increased 31.3% from RMB1,334.6 million in 2010 to RMB1,751.9 million in 2011. This increase was primarily due to the following reasons:

•	Our product development expenses increased 49.1% from RMB465.8 million in 2010 to RMB694.3 million in 2011. The increase was primarily due to (i) an increase in salary and benefits from RMB317.2 million in 2010 to RMB479.7 million in 2011 due to an increase in salary and headcount, (ii) an impairment charge of RMB31.4 million related to games that we have not yet launched and whose commercial viability is deemed to have diminished in the current market environment, (iii) an increase in rental and property management fees from RMB17.1 million in 2010 to RMB32.2 million in 2011, (iv) an increase in outsourced service fees to develop games from RMB53.0 million in 2010 to RMB63.5 million in 2011, and (v) an increase in amortization of intangible assets from RMB11.3 million in 2010 to RMB17.4 million primarily related to software technology we acquired through the acquisition of various companies. Product development expenses represented 10.3% of our net revenues in 2010 and 13.1% of our net revenues in 2011.

•	Our sales and marketing expenses increased 21.6% from RMB501.8 million in 2010 to RMB610.2 million in 2011. The increase was primarily due to (i) an increase in service fees paid to Shengfutong or Shengjing for the distribution of prepaid cards from RMB226.5 million in 2010 to RMB355.1 million in 2011 due to a smaller discount at which Shengfutong or Shengjing sold the prepaid cards and an increase in sales of the prepaid cards as revenue increased in 2011 and (ii) an increase in amortization of intangible assets related to the acquisition of various companies from RMB8.7 million in 2010 to RMB14.5 million. The increase in expenses was partially offset by a decrease in advertising and promotion expenses relating to our online games from RMB199.3 million in 2010 to RMB169.5 million in 2011. Sales and marketing expenses represented 11.1% and 11.6% of our net revenues in 2010 and 2011, respectively.

•	Our general and administrative expenses increased 21.9% from RMB367.0 million in 2010 to RMB447.4 million in 2011. This increase was primarily due to (i) an increase in salary and benefits from RMB94.3 million in 2010 to RMB139.8 million in 2011 due to an increase in salary and headcount, (ii) an increase in professional service fees in the amount of RMB14.6 million, (iii) an increase in business tax in the amount of RMB12.9 million, and (iv) an increase of amortization of intangible assets related to the acquisition of various companies from RMB13.3 million in 2010 to RMB19.8 million in 2011. The increase in expenses was partially offset by a decrease in share-based compensation from RMB75.1 million in 2010 to RMB65.7 million in 2011 primarily associated with the resignation of several senior executives who subsequently joined various other subsidiaries under Shanda Interactive, our parent company, in 2011. General and administrative expenses accounted for 8.2% and 8.5% of our net revenues in 2010 and 2011, respectively.

Income from operations. As a result of the foregoing, our operating income increased 10.6% from RMB1,332.9 million in 2010 to RMB1,474.0 million in 2011. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 29.6% in 2010 to 27.9% in 2011.

Income before income tax expenses and equity in losses of and impairments of investments in affiliated companies. Our income before income tax expenses and equity in losses of and impairments of investments in affiliated companies increased 10.6% from RMB1,610.4 million in 2010 to RMB1,781.3 million in 2011. The increase was primarily due to the increase in income from operations and an increase in interest income which grew from RMB61.7 million in 2010 to RMB135.4 million in 2011, partially offset by a decrease in government financial incentives which totaled RMB232.3 million and RMB185.0 million in 2010 and 2011, respectively.

Income tax expenses. Our income tax expenses increased 61.6% from RMB300.4 million in 2010 to RMB485.3 million in 2011, primarily due to (i) a RMB134.0 million increase in accrued withholding taxes associated with dividend distribution from our subsidiaries to their overseas holding companies, (ii) an increase in our pre-tax income from RMB1,610.4 million in 2010 to RMB1,781.3 million in 2011, and (iii) a decrease in tax reversal related to the preferential tax status for certain of our PRC subsidiaries and VIEs in the amount of RMB44.6 million. The increase in income tax expenses was offset in part by a decrease of valuation allowance from RMB55.9 in 2010 to RMB9.0 million in 2011. As a result of the foregoing, our effective income tax rate increased from 18.7% in 2010 to 27.2% in 2011.

Equity in losses of and impairments of investments in affiliated companies. We incurred losses of RMB10.0 million in 2011, as compared to losses of RMB5.4 million in 2010, primarily as a result of our investments in game development and operating studios. We also recorded impairment charges of RMB5.6 million in 2011, as compared to none in 2010, for underperforming investments in affiliated companies.

Net income attributable to non-controlling interest. Our net income attributable to non-controlling interest increased from RMB15.8 million in 2010 to RMB21.1 million in 2011 as a result of an increase in Actoz’s profitability.

Net income attributable to our company. Net income attributable to our company decreased from RMB1,288.8 million in 2010 to RMB1,264.9 million in 2011.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

Beginning on July 1, 2008 which is the effective date of the reorganization, we have financed our operations through our internally generated cash from operations and the proceeds from our initial public offering of ADSs in September 2009. As of December 31, 2012, we had approximately RMB2,100.8 million (US$337.2 million) in cash and cash equivalents, of which RMB536.2 million (US$86.1 million) was held by our VIEs. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of our VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs. However, these cash balances can be utilized by us for our normal operations pursuant to the contractual arrangements with our VIEs that provide us with the substantial ability to control our VIEs and their operations. See Item 4.C. “Organizational Structure” and Item 10.D. “Exchange Controls.”

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

PRC regulations currently permit payment of dividends of a PRC company only out of retained earnings as determined in accordance with accounting standards and regulations in China. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and retained earnings as determined in accordance with U.S. GAAP. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount reaches 50% of their paid-in capital. These reserves are not distributable as cash dividends, or as loans or advances. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us in the form of dividends or other distributions, which restricted portion amounted to approximately RMB1,279.1 million (US$205.3 million), or 30.1% of our total consolidated net assets, as of December 31, 2012. Our PRC subsidiaries and VIEs may also allocate a portion of their after-tax profits, as determined by their board of directors, to their staff welfare and bonus funds, which are not distributable to us as cash dividends.

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

Cash transfers from our PRC subsidiaries to overseas entities are also subject to the PRC government’s currency conversion policy. Our PRC subsidiaries need to obtain the approval from, and complete the registration process with, the relevant government agencies if they plan to convert cash denominated in Renminbi into U.S. dollars and remit it to our offshore entities in the form of dividends, loans or advances. We may not be able to obtain such approvals or complete such registrations and therefore our PRC subsidiaries might not be able to distribute profits or transfer funds to us, which would adversely affect our ability to meet our cash obligations and pay dividends. Moreover, a failure by any of our shareholders or beneficial owners of our shares who are PRC residents to comply with Circular 75 or related rules could subject us to fines or legal sanctions, including restrictions on our ability to increase investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected. See Item 3.D. “Risk Factors—Risks Relating to the Countries in Which We Operate—Regulations relating to offshore investment activities by PRC residents may subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.”

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

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	1,745.3	1,399.2	1,478.3	237.3
Net cash used in investing activities	(1,950.2)	(1,022.7)	(584.8)	(93.9)
Net cash used in financing activities	(20.6)	(86.7)	(634.8)	(101.9)
Effect of exchange rate changes on cash	(1.9)	(26.1)	6.6	1.1
Net increase (decrease) in cash and cash equivalents	(227.4)	263.7	265.3	42.6
Cash, beginning of the period	1,799.2	1,571.8	1,835.5	294.6
Cash, end of the period	1,571.8	1,835.5	2,100.8	337.2

Cash Flows from Operating Activities

For the year ended December 31, 2012, we had net cash provided by operating activities of RMB1,478.3 million (US$237.3 million). This was primarily attributable to our net income of RMB1,136.6 million (US$182.4 million), which was positively adjusted primarily for (i) an add-back of non-cash expenses in the amount of RMB356.8 million (US$57.3 million), including mainly amortization of intangible assets, share-based compensation expenses, depreciation of property and equipment, and impairment of prepaid upfront license fee in other long-term assets, (ii) an increase of RMB62.1 million (US$10.0 million) in other payables, accruals and long-term liabilities, (iii) the payment of upfront licensing fees and prepayment of upfront licensing fees relating to new online games that we licensed from third parties in the aggregate amount of RMB49.6 million (US$8.0 million), and (iv) a decrease of RMB44.9 million (US$7.2 million) in other long-term deposits. Our net cash provided by operating activities was partially reduced by (i) a decrease of RMB54.8 million (US$8.8 million) in deferred revenue, (ii) an increase of RMB46.1 million (US$7.4 million) in account receivable, (iii) a decrease of RMB35.8 million (5.7 million) in licensing fees and royalty fees payable and (iv) an increase of RMB33.3 million (US$5.3 million) in tax payable mainly as a result of lower taxable income.

For the year ended December 31, 2011, we had net cash provided by operating activities of RMB1,399.2 million. This was primarily attributable to our net income of RMB1,286.0 million, which was positively adjusted primarily for (i) an add-back of non-cash expenses in the amount of RMB468.5 million, including mainly amortization of intangible assets, share-based compensation expenses, depreciation of property and equipment, and impairment of prepaid upfront license fee in other long-term assets, (ii) an increase of RMB87.9 million in other payables, accruals and long-term liabilities, (iii) an increase of RMB49.0 million in tax payable mainly as a result of higher taxable income of our Korean subsidiary Eyedentity, and (iv) an increase of RMB19.9 million in deferred licensing fees and related costs. Our net cash provided by operating activities was partially reduced by (i) the payment of upfront licensing fees and prepayment of upfront licensing fees relating to new online games that we licensed from third parties in the aggregate amount of RMB302.3 million, (ii) an increase of RMB81.3 million in prepayment and other current assets and (iii) a decrease of RMB51.3 million in deferred revenue.

For the year ended December 31, 2010, we had net cash provided by operating activities of RMB1,745.3 million. This was primarily attributable to our net income of RMB1,304.7 million, which was positively adjusted primarily for (i) an add-back of the non-cash expenses in the amount of RMB441.7 million, including mainly amortization of intangible assets, share-based compensation expenses, and depreciation of property and equipment, (ii) a decrease of RMB24.1 million in accounts receivables primarily related to advertising activities, (iii) an increase of RMB13.9 million in accounts payables, and (iv) a decrease of RMB13.3 million in accounts receivable from related parties, primarily Shengfutong. Our net cash provided by operating activities was partially reduced by (i) a decrease of RMB27.1 million in other payables and accruals and (ii) the payment of upfront licensing fees and prepayment of upfront licensing fees relating to new online games that we licensed from third parties in the aggregate amount of RMB25.0 million.

Cash Flows from Investing Activities

For the year ended December 31, 2012, we had net cash used in investing activities of RMB584.8 million (US$93.9 million). This was primarily attributable to (i) an increase of RMB2,336.4 million (US$375.0 million) in short-term investments and time deposits with maturity dates over one year, (ii) a net increase of RMB1,059.0 million (US$170.0 million) in loans to companies under the common control by Shanda Interactive, (iii) payments of RMB58.9 million (US$9.5 million) for the purchase of property, equipment and intangible assets, and (iv) payments of RMB52.0 million (US$8.4 million) for investment in PRC and overseas affiliated companies. The cash used in investing activities was partially offset by proceeds from disposal of short-term investments of RMB2,927.8 million (US$469.9 million).

For the year ended December 31, 2011, we had net cash used in investing activities of RMB1,022.7 million. This was primarily attributable to (i) an increase of RMB1,414.6 million in short-term investments and time deposits with maturity dates over one year, (ii) a net increase of RMB390.7 million in loans to companies under the common control by Shanda Interactive, and (iii) payments of RMB161.5 million for the purchase of property, equipment and intangible assets. The cash used in investing activities was partially offset by proceeds from disposal of short-term investments of RMB972.8 million.

For the year ended December 31, 2010, we had net cash used in investing activities of RMB1,950.2 million. This was primarily attributable to (i) an increase in short-term investments and time deposits with maturity dates over one year of RMB1,035.0 million, (ii) the acquisition of various companies, including Mochi Media, Goldcool, and Eyedentity, in the aggregate amount of RMB979.6 million, and (iii) a net increase of RMB523.0 million in loans to companies under the common control by Shanda Interactive. The cash used in investing activities was partially reduced by a decrease in bank deposit of RMB702.1 million as collateral for a U.S. dollar equivalent loan, which was repaid in 2010.

Cash Flows from Financing Activities

For the year ended December 31, 2012, we had net cash used in financing activities of RMB634.8 million (US$101.9 million). This was primarily attributable to (i) repayment of loans in the amount of RMB2,235.9 million (US$358.9 million), (ii) payment for cash dividends in the amount of RMB1,810.0 million (US$290.5 million) and (iii) payment for repurchase of ADSs in the amount of RMB255.4 million (US$41.0 million), partially offset by (i) proceeds from loans borrowed in the amount of RMB2,848.1 million (US$457.2 million), including certain entrusted loans and bank borrowings as further described in Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive—Loans Outstanding,” and (ii) an increase of RMB926.0 million (US$148.6 million) in other payables in the form of loans due to related parties.

For the year ended December 31, 2011, we had net cash used in financing activities of RMB86.7 million. This was primarily attributable to (i) a decrease of RMB907.3 million in other payables in the form of loans due to related parties and (ii) payment for repurchase of ADSs in the amount of RMB186.3 million, partially offset by (i) proceeds from loans borrowed in the amount of RMB876.9 million and (ii) an increase of RMB91.2 million in other payables in the form of loans due to related parties.

For the year ended December 31, 2010, we had net cash used in financing activities of RMB20.6 million. This was primarily attributable to (i) repayment of loans in the amount of RMB717.1 million and (ii) payment for repurchase of ADSs in the amount of RMB255.9 million, partially offset by an increase of RMB947.0 million in other payables in the form of loans due to related parties.

We believe that our existing cash and cash equivalents, cash flows from operations, short-term investments, and marketable securities will be sufficient to meet the anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. We may sell additional equities or obtain credit facilities to enhance our liquidity position or to or increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See Item 10.D. “Exchange Controls” for a discussion of impediments to capital flows in and out of China.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. See Item 4.B. “Business Overview—Our Game Development and Sourcing Model—Investment and Acquisition.”

Capital Expenditures

Our capital expenditures amounted to RMB86.0 million, RMB161.5 million and RMB58.9 million (US$9.5 million) in 2010, 2011 and 2012, respectively.

Our capital expenditures in 2010, 2011 and 2012 principally consisted of purchases of, or investments in, our online game network infrastructure, which we funded primarily from net cash flow from operations. We expect our capital expenditures in 2013 and 2014 to primarily consist of leasehold improvements and purchases of additional servers, computer software and equipment. In addition, we expect that our capital expenditures will increase in the future as our online game business continues to develop and expand and as we make technological improvements to our network infrastructure and purchase other intangible assets.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We focus our research and development activities principally on the development of updates, expansion and sequels of our game related content and the development of integrated service platform.

Our research and development efforts and plans consist of:

•	outsourcing and in-house development of updates, expansions and sequels of our existing game;

•	sourcing new games via investment and in-house development; and

•	improving our server management and control systems.

Our product development expenses were RMB465.8 million, RMB694.3 million and RMB658.7 million (US$105.7 million) in 2010, 2011 and 2012, respectively.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

In 2012, we entered into several foreign currency forward contracts with certain domestic banks to manage foreign exchange rate exposure by fixing the exchange rates of U.S. dollar to Renminbi at the contract maturity dates. As of December 31, 2012, we recorded a derivative liability of RMB9.3 million (US$1.5 million) in “other payables and accruals” for the current liability and a corresponding unrealized loss of RMB9.3 million (US$1.5 million) and realized loss of RMB 13.2 million (US$2.1 million) as other expense in 2012.

As of December 31, 2012, we did not have any outstanding off-balance sheet guarantees or interest rate swap transactions. We do not engage in trading activities involving non-exchange traded contracts.

F.	CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	More Than 3 Years
	(RMB in millions)
Operating lease obligations:
Office premises	89.7	28.3	50.3	11.1
Computer servers, software and equipment	79.2	76.4	2.8	-
Total	168.9	104.7	53.1	11.1

As of December 31, 2012, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB134.8 million, RMB158.0 million and RMB168.4 million (US$27.0 million) in 2010, 2011 and 2012, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2012, we had entered into maintenance contracts in relation to the servers we owned in the amount of RMB79.2 million (US$12.7 million).

As of December 31, 2012, capital commitments for the purchase of equipment and game licenses were RMB299.7 million (US$48.1 million).

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2013. The business address of each of our directors and executive officers is No. 1 Office Building, 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Tianqiao Chen(1)(2)	39	Chairman of the Board of Directors
Xiangdong Zhang(1)(2)	37	Director and Chief Executive Officer
Danian Chen(1)(2)	34	Director
Li Yao	39	Director
Andy Lin(3)	39	Independent Director
Heng Wing Chan(3)	66	Independent Director
Guoxing Jiang(3)	43	Independent Director
Tunghai Chien	41	President
Richard Wei	50	Chief Financial Officer
Qing Zhang	35	General Counsel

(1)	Member of the compensation committee.

(2)	Member of the corporate development and finance committee

(3)	Member of the audit committee.

Tianqiao Chen has served as the chairman of our board of directors since August 2012. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen established Shanda Networking with Mr. Danian Chen in December 1999. Mr. Chen also serves as a member of the board of directors of Ku6 Media Co., Ltd., which is listed on the Nasdaq Global Market, and Cloudary Corporation. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.

Xiangdong Zhang has served as our director since December 2012 and our chief executive officer since August 2012. Before that, Mr. Zhang was our chief producer since April 2008 and our chief operating officer since September 2011. Mr. Zhang previously served in numerous capacities at Shanda Interactive, including senior vice president from June 2006 to April 2008, vice president from July 2005 to June 2006 and the director of its product management center from 2001 to July 2005. Prior to joining Shanda Interactive, Mr. Zhang served as the editor-in-chief of the game channel at China.com from 1999 to 2001. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry and an executive master of business administration degree from Fudan University.

Danian Chen has served as our director since June 2008. Mr. Danian Chen is one of the co-founders of Shanda Interactive and established Shanda Networking with Mr. Tianqiao Chen in 1999. Mr. Danian Chen has served in various capacities at Shanda Interactive, mostly recently as the chief operating officer from 2008 to 2012. Mr. Chen is also a member of the board of directors of Shanda Interactive, a position which he has held since its inception in 1999, Cloudary Corporation and Ku6 Media Co., Ltd. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.

Li Yao has served as our director since March 2013. Mr. Yao has served as Shanda Interactive’s vice president and head of finance since November 2007. Mr. Yao also served as a director and the chief financial officer of Actoz from March 2008 to March 2012 and from March 2008 to July 2011, respectively, and served as acting chief finance officer of Ku6 Media Co., Ltd. from October 2009 to September 2010. Prior to joining Shanda Interactive, Mr. Yao worked for over 11 years at KPMG Huazhen Certified Public Accountants. Mr. Yao obtained a bachelor’s degree in finance from the College of International Business and Management and an executive master of business administration degree from Fudan University. Mr. Yao is a member of the Institute of Certified Public Accountants of the PRC.

Andy Lin has served as our director since May 2009. Mr. Lin currently serves as the chief executive officer of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator. Mr. Lin obtained a master’s degree in economics from Fudan University and a master of business administration degree from Harvard Business School.

Heng Wing Chan has served as our director since June 2009. Mr. Chan currently serves as a Senior Advisor to the Singapore Ministry of Foreign Affairs and is Singapore’s High Commissioner to the People’s Republic of Bangladesh, resident in Singapore. Mr. Chan also serves as an independent director of Banyan Tree Holdings, a resort development and management group, and Fraser and Neave, Limited, a 130 year old food and beverage company with interests in property and publishing, both of which are listed on the Singapore Stock Exchange. Prior to that, he was managing director of international relations for Temasek International Pte. Ltd. Mr. Chan previously served as Temasek’s chief representative in China. Prior to that, he worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations, as Consul-General to Hong Kong, Ambassador to Thailand and Consul-General to Shanghai. Mr. Chan also served as the Press Secretary to Prime Minister Goh Chok Tong and head of the Media Division in the Singapore Ministry of Information and the Arts. Mr. Chan holds a bachelor’s and master’s degree in philosophy from the University of Singapore and a degree from the Columbia Graduate School of Journalism.

Guoxing Jiang has served as our director since November 2011. Mr. Jiang currently serves as the general manager and director of Zhejiang Daily Media Group Co., Ltd., formerly known as Shanghai Whitecat Shareholding Co., Ltd. Currently, Mr. Jiang also serves on the board of directors of various companies, including Zhejiang Shinkansen Media Investment Co., Ltd., Zhejiang Yidu Venture Capital Co., Ltd., Zhejiang Yicheng Venture Capital Co., Ltd., Zhejiang Yipin Venture Capital Co., Ltd., Zhejiang Dali Technology Co., Ltd., Hangzhou Fubotong Audio-Visual Technology Co., Ltd. and Zhejiang Wasu Media Network Co., Ltd. Prior to that, Mr. Jiang served as the vice general manager of Zhejiang Daily Media Holding Group Co., Ltd. from 2010 to 2011 and as the general manager of Zhejiang Shinkansen Media Investment Co., Ltd. from 2005 to 2011. Mr. Jiang also served as a director of Hangzhou Tianjifeng Digital Entertainment Co., Ltd. from 2010 to 2012. Mr. Jiang holds a bachelor’s degree in economics from Wuhan University.

Tunghai Chien has served as our president since March 2013. Before that, Mr. Chien served as our assistant vice president, vice president and senior vice president for global business development. Prior to joining us, Mr. Chien served as the head of business development at leading Korean online game companies, including CJ Internet Holdings, Webzen Co., Ltd., Wemade Entertainment Co., Ltd., and Actoz. Mr. Chien holds a bachelor’s degree in economics from National Shinshu University in Japan.

Richard Wei has served as our chief financial officer since April 2009. Prior to joining our company, Mr. Wei was the chief financial officer of Spreadtrum Communications, Inc., a leading provider of baseband processor solutions for the wireless communications market, from January 2007 to March 2009, Silicon Motion Technology Corporation, a leading provider of flash memory controllers, from April 2005 to January 2007, KongZhong Corporation, a wireless value added service provider, from February 2003 to April 2005, ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 to February 2004 and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 to July 2002. Mr. Wei was a research associate at the Harvard Business School from 1993 to 1994. He also served as a systems engineer at IBM from 1985 to 1991. Mr. Wei holds a bachelor’s degree in computer science from the Massachusetts Institute of Technology and a Master of Business Administration degree from Cornell University.

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

B. COMPENSATION

In 2012, the aggregate cash compensation paid to our directors and executive officers as a group was RMB9.5 million (US$1.5 million). We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

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

Our 2008 Equity Compensation Plan is administered by our compensation committee, which has the discretion to award equity compensation grants. Subject to the provisions of the 2008 Equity Compensation Plan, including the limits upon the number of ordinary shares reserved for issuance under this plan, our compensation committee determines who will receive equity compensation awards, the type and timing of awards to be granted, vesting schedules, exercise prices and other terms and conditions of the awards.

On September 14, 2012, our board of directors approved to adjust the exercise price for all of our share options to US$1.835 per Class A ordinary share, representing the average closing price of our ADSs during the 15 consecutive trading days prior to September 14, 2012 divided by two.

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2008 Equity Compensation Plan as of March 31, 2013.

Name	Number of Class A Ordinary Shares to be Issued Upon Exercise of Options		Exercise Price per Class A Ordinary Share (in US$)	Date of Grant	Date of Expiration
Tianqiao Chen	—		—	—	—
Xiangdong Zhang	*		1.835	November 14, 2008	November 14, 2018
	*		1.835	September 14, 2012	September 14, 2022
Danian Chen	*	(1)	—	September 7, 2009	—
Grace Wu(2)	*	(1)	—	September 7, 2009	—
Li Yao	*	(1)	—	September 7, 2009	—
	*	(1)	—	September 14, 2012	—
Andy Lin	*	(1)	—	September 7, 2009	—
Heng Wing Chan	—		—	—	—
Guoxing Jiang	—		—	—	—
Richard Wei	*		1.835	April 1, 2009	April 1, 2019
William Chen(3)	*		1.835	December 15, 2010	December 15, 2020
Tunghai Chien	*		1.835	April 20, 2009	April 20, 2019
	*		1.835	March 19, 2010	March 19, 2020
	*	(1)	—	September 1, 2010	—
	*		1.835	November 15, 2011	November 15, 2021
	*		1.835	September 14, 2012	September 14, 2022
	*		1.515	March 22, 2013	March 22, 2023
Qing Zhang	*	(1)	—	September 7, 2009	—
	*		1.835	August 1, 2011	August 1, 2021

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

(1)	Restricted shares.

(2)	Grace Wu resigned as our director, with effect from March 19, 2013.

(3)	William Chen resigned as our chief technology officer, with effect from February 26, 2013.

C.	BOARD PRACTICES

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

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate development and finance committee.

Audit Committee. Our audit committee currently consists of Andy Lin, Heng Wing Chan and Guoxing Jiang, who are our independent directors. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Section 10A (m)(3) of the Exchange Act. In addition, our board of directors has determined that Andy Lin qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Listing Rules.

Our audit committee is responsible for, among other things:

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

Compensation Committee. Our current compensation committee consists of Tianqiao Chen, Xiangdong Zhang and Danian Chen.

Our compensation committee is responsible for:

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

Corporate Development and Finance Committee. Our current corporate development and finance committee consists of Tianqiao Chen, Xiangdong Zhang and Danian Chen.

Our corporate development and finance committee is responsible for, among other things:

•	reviewing and approving any proposed issues of debt including public and private debt, credit facilities with banks and others, and other credit arrangements such as capital and operating leases; and

•	reviewing and approving any contract between us and Shanda Interactive or any affiliate of Shanda Interactive.

D.	EMPLOYEES

As of February 28, 2013, we had 2,338 full-time employees. The following table sets forth the number of our employees by function as of February 28, 2013.

	Number of Employees	Percentage of Total
Product development(1)	1,610	68.9%
Sales and marketing	203	8.7%
General and administration	250	10.7%
Technical support and customer service	275	11.8%
Total	2,338	100.0%

(1)	Includes game development personnel.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares, as of March 31, 2013:

•	each person known to us to beneficially own 5% or more of each class of our ordinary shares; and

•	each of our directors and executive officers.

Beneficial ownership includes voting or investment power with respect to the securities. Percentage of beneficial ownership is based on (i) 131,860,314 Class A ordinary shares, including Class A ordinary shares represented by our ADSs, (ii) 409,087,000 Class B ordinary shares and (iii) a total of 540,947,314 ordinary shares outstanding as of December 31, 2012.

Beneficially Owned
Name	Number	Percentage of Class A Ordinary Shares	Percentage of Class B Ordinary Shares	Percentage of Total
Shanda Interactive (1)	409,087,000	—	100%	75.6%
Government of Singapore Investment Corporation Pte Ltd(2)	20,443,084	15.5%	—	3.8%
Eastspring Investments (Singapore) Limited(3)	16,959,906	12.9%	—	3.1%
Government of Singapore(2)	16,367,694	12.4%	—	3.0%
Investec Asset Management Limited(4)	13,215,388	10.0%	—	2.4%
Tianqiao Chen	—	—	—	—
Xiangdong Zhang	*	*	—	*
Danian Chen	*	*	—	*
Li Yao	*	*	—	*
Andy Lin	*	*	—	*
Heng Wing Chan	—	—	—	—
Guoxing Jiang	—	—	—	—
Tunghai Chien	*	*	—	*
Richard Wei	*	*	—	*
Qing Zhang	*	*	—	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

(1)	Consists of 409,087,000 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Shanda Interactive, which is in turn wholly owned by Premium Lead Company Limited.

(2)	According to the amendment to the Schedule 13G filed with the SEC on February 6, 2013, as of December 31, 2012, Government of Singapore Investment Corporation Pte Ltd beneficially owned 10,221,542 of our ADSs, representing 20,443,084 of our Class A ordinary shares, and shares the power to vote and power to dispose of 8,183,847 of our ADSs, representing 16,367,694 of our Class A ordinary shares, with the Government of Singapore. According to the amendments to Schedule 13G filed with the SEC on or prior to February 6, 2013, Government of Singapore Investment Corporation Pte Ltd and Government of Singapore beneficially owned 12.6% and 10.1% of our Class A ordinary shares, respectively, as of December 31, 2011, 10.3% and 7.9% of our Class A ordinary shares, respectively, as of May 14, 2011, and 8.2% and 6.0% of our Class A ordinary shares, respectively, as of December 31, 2010. We do not have further information with respect to any changes in their respective beneficial ownership of our shares subsequent to December 31, 2012.

(3)	According to the amendment to the Schedule 13G filed with the SEC on January 28, 2013, Eastspring Investments (Singapore) Limited (formerly known as Prudential Asset Management (Singapore) Limited) beneficially owned 16,959,906 of our Class A ordinary shares, some or all of which may include shares represented by our ADSs, as of December 31, 2012. According to the Schedule 13G and its amendments filed with the SEC on or prior to January 28, 2013, Prudential Asset Management (Singapore) Limited beneficially owned 10.9% and 11.0% of our Class A ordinary shares as of December 31, 2010 and May 31, 2010, respectively. We do not have further information with respect to any changes in Eastspring Investments (Singapore) Limited’s beneficial ownership of our shares subsequent to December 31, 2012.

(4)	According to the Schedule 13G filed with the SEC on February 9, 2012, Investec Asset Management Limited beneficially owned 6,607,694 of our ADSs, representing 13,215,388 of our Class A ordinary shares, as of December 31, 2011. We do not have further information with respect to any changes in Investec Asset Management Limited’s beneficial ownership of our shares subsequent to December 31, 2011.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. JPMorgan Chase Bank, or JPMorgan, the depositary of our ADSs, has advised us that as of December 31, 2012, of the 540,947,314 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 24.4% of our ordinary shares, were in the form of ADSs. Most of ADSs were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants and one other ADS registered holder. We reserve a small percentage of ADSs in connection with our stock option plan. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

B.	RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Shareholders

To comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our online game business through our VIEs, which we control through a series of contractual arrangements between our PRC subsidiaries and our VIEs and their shareholders, each of which is described below:

•	Loan Agreements. Our PRC subsidiaries entered into loan agreements with each shareholder of our relevant VIEs. Under these loan agreements, the PRC subsidiaries granted an interest-free loan to each shareholder of our VIEs solely for their capital contributions to our VIEs. The loans have an unspecified term and shall become payable when the PRC subsidiaries request repayment at any time. The shareholders of our VIEs may not prepay all or any part of the loans without the relevant PRC subsidiaries’ prior written request.

•	Equity Disposition Agreements. Our VIEs and their shareholders entered into equity disposition agreements with the relevant PRC subsidiaries. Pursuant to such agreements, the PRC subsidiaries and any third party designated by them have the exclusive right to purchase from the shareholders of our VIEs all or any part of their equity interests in our relevant VIE at a purchase price equal to amount of the registered capital of our VIE or the lowest price permissible by the then-applicable PRC laws and regulations. The PRC subsidiaries may exercise such right at any time during the term of the agreement until it has acquired all equity interests of our relevant VIE, subject to applicable PRC laws. Moreover, under the equity disposition agreement, neither our VIEs nor their shareholders may take actions that could materially affect our VIEs’ assets, liabilities, operation, equity and other legal rights without the prior written approval of the relevant PRC subsidiary, including, without limitation, declaration and distribution of dividend and profit; sale, assignment, mortgage or disposition of, or encumbrances on, our VIEs’ equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; and entering into other material contracts. The agreement is for an initial term of 20 years, with the earliest expiration date being July 1, 2028, and renewable upon the PRC subsidiary’s request.

•	Business Operation Agreements. Our PRC subsidiaries entered into business operation agreements with our relevant VIEs and their shareholders. Under such agreements, the PRC subsidiaries have the right to nominate the directors of the relevant VIE’s board, designate general manager, financial controller and other senior management of the relevant VIE. In addition, our VIEs may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of the relevant PRC subsidiary. Such transaction include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than agreed amount; declaration of dividends or profit distribution; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under the agreement to a third party. These agreements have an initial term of 20 years, with the earliest expiration date being July 1, 2028, and are renewable upon the relevant PRC subsidiary’s request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE and to each of their shareholders. Neither our VIEs nor any of their shareholders may terminate the agreement prior to its expiration date.

•	Exclusive Consulting and Service Agreements. Our PRC subsidiaries and our VIEs entered into exclusive consulting and service agreements. Under these agreements, our VIEs and their subsidiaries agreed to engage the relevant PRC subsidiary as their exclusive provider of technology consulting and services. Unless otherwise agreed among the parties, our VIEs will pay to the relevant PRC subsidiary service and consulting fees taking into account the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. The PRC subsidiaries will exclusively own any intellectual property arising from the performance of this agreement. These agreements have an initial term of 20 years, with the earliest expiration date being July 1, 2028, and are renewable upon the relevant PRC subsidiary’s request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE. Our VIEs may not terminate such agreement prior to its expiration date.

•	Equity Entrustment Agreement. The shareholders of our VIEs entered into a share entrustment agreement with the relevant PRC subsidiaries, pursuant to which the shareholders acknowledge their status as shareholders of our VIEs.

•	Equity Pledge Agreements. The shareholders of our VIEs entered into share pledge agreements with the relevant PRC subsidiaries. Under the share pledge agreements, the shareholders of our VIEs pledged all of their equity interests in our VIEs to the relevant PRC subsidiaries as collateral for all of their payments due to the PRC subsidiaries and to secure performance of all obligations of our VIEs and their shareholders under the above loan agreements, equity disposition agreements, exclusive consulting and service agreements and the business operation agreements. The pledge shall remain effective until all obligations under such agreements have been fully performed. Our VIEs are prohibited from declaring any dividend or making any profit distribution during the term of the pledge. Without the relevant PRC subsidiary’s prior written consent, no shareholder of our VIEs may transfer any equity interests in our VIEs. If any event of default as provided for therein occurs, the relevant PRC subsidiary, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements. These equity pledges have been duly filed with the competent local branch of the State Administration of Industry and Commerce.

•	Power of Attorney (or Proxy). Each shareholder of our VIEs executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to our VIEs and to exercise all of his or her rights as a shareholder of our VIEs, including the right to attend shareholders meetings, to exercise voting rights, and to appoint directors, a general manager, financial controller and other senior management of our VIEs. The power of attorney (or proxy) is irrevocable and continually valid as long as the principal is the shareholder of our relevant VIE.

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

We pay Shanda Networking, Nanjing Shanda and Shengzhan a service fee, which we record as a portion of platform fees in our cost of revenues, in an aggregate amount equal to 15.5% of the portion of the face value of the prepaid cards that are used in our online games. In order to lock-in the 15.5% fixed percentage, we agreed to during the term of the agreement to generate at least RMB200 million in revenues per month. Under the terms of the respective agreements, we are not permitted to engage any other party to provide such services, while Shanda Networking, Nanjing Shanda and Shengzhan are permitted to provide such services to other parties.

The cooperation agreements will be automatically extended for one year, unless otherwise terminated.

We paid Shanda Networking, Nanjing Shanda and Shengzhan an aggregate of RMB755.7 million (US$121.3 million) in 2012, pursuant to the cooperation agreements.

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

On May 1, 2011, we terminated the sales agency agreement with Shengfutong and entered into a sales agency agreement with Shengjing, which was amended and supplemented in March 2012 pursuant to which Shengjing will serve as the sales agent for the distribution of our prepaid cards until June 30, 2023. The economic terms of this agreement are substantially the same as the terms of the agreement with Shengfutong except the agreement with Shengjing does not include a RMB200 million minimum revenue requirement.

We paid Shengfutong and Shengjing an aggregate of RMB362.5 million (US$58.2 million) in 2012, pursuant to the these agreements.

Domain Names and Trademarks License Agreement

Pursuant to the domain names and trademarks license agreement between Shanda Computer and Shengqu, Shanda Computer licenses to Shengqu on a nonexclusive, nontransferable and royalty-free basis, certain domain names and trademarks, including “Shanda.”

Deferred Revenues Transfer Agreement

The deferred revenues transfer agreement with Shanda Online and Shengfutong, sets forth certain transitional arrangements with respect to prepaid cards which had been sold to distributors or users prior to the reorganization but had yet to be activated, as well as any remaining balance in game player’s accounts, to reflect the transfer of the online game business to us as a result of the reorganization.

Lease of Office Facilities

We lease our office space of approximately 17,000 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203 and No. 1, Lane 666 Zhangheng Road, Pudong New Area, Shanghai 201204, from a company under the common control of Shanda Interactive. We incurred rental expense of RMB17.6 million (US$2.8 million) in 2012.

Loans Outstanding

We from time to time extend interest-bearing loans to, or borrow interest-bearing loans from, Shanda Interactive or companies under its common control. Such transactions have in part been motivated by our, Shanda Interactive’s or its affiliates’ needs to borrow or lend U.S. dollar denominated or Renminbi denominated funds under various circumstances. Our audit committee reviewed the structure of these transactions to ensure their fairness and that they would not pose incremental credit or interest rate risk to us, and ratified each of these transactions. See “—Review of Related Party Transactions.”

Loans to related parties. We have extended various Renminbi-denominated loans to companies under the common control of Shanda Interactive as part of our efforts to manage our surplus cash resources.

•	In October and November 2010, we extended certain unsecured Renminbi-denominated entrusted loans with an aggregate principal amount of RMB503.0 million (US$80.7 million) to a company under the common control of Shanda Interactive. These loans were originally due in September 2011 and their terms have been extended successively to June 2013. The interest rates on these loans for both the initial and the renewed terms were 5.68% per year, which were higher than the prevailing one-year deposit rate set by the PBOC when the loans were originated and renewed, respectively.

•	In February 2011, we extended an unsecured Renminbi-denominated entrusted loan of RMB20.0 million (US$3.2 million) to a company under the common control of Shanda Interactive. This loan was originally due in August 2011 and its term has been extended successively to February 2013. The interest rates on this loan for both the initial and the renewed terms were 6.71% per year, which were higher than the prevailing one-year deposit rate set by the PBOC when the loan was originated and renewed, respectively.

•	In August 2011, we extended certain unsecured Renminbi-denominated entrusted loans with an aggregate principal amount of RMB300.0 million (US$48.2 million) to a company under the common control of Shanda Interactive. These loans were originally due in August 2012 and their terms have been extended to August 2013. The interest rates on these loans for the initial and the renewed terms were 5.93% and 5.40% per year, respectively, which were higher than the prevailing one-year deposit rate set by the PBOC when the loans were originated and renewed, respectively.

•	In February 2012, we extended an unsecured Renminbi-denominated entrusted loan of RMB115.0 million (US$18.5 million) to a company under the common control of Shanda Interactive. This loan was originally due in February 2013 and its term has been extended to February 2014. The interest rates on this loan for the initial and the renewed terms were 5.93% and 5.43% per year, respectively, which were higher than the prevailing one-year deposit rate set by the PBOC when the loan was originated and renewed, respectively.

Borrowings and lendings related to Shanda Interactive’s privatization. In connection with Shanda Interactive’s privatization in February 2012, we engaged in a series of closely linked third-party and related-party borrowing and lending transactions. These transactions were motivated primarily by Shanda Interactive’s needs for funds in U.S. dollars, its excess Reminbi-denominated cash resources, and our access to both Renminbi-denominated and U.S. dollar-denominated cash resources and funding sources. The key actions taken were as follows:

•	In February 2012, we borrowed, in the form of unsecured entrusted Renminbi-denominated loans, an aggregate principal amount of RMB926.0 million (US$148.6 million) from a company under the common control of Shanda Interactive. These Renminbi-denominated loans carry an interest rate of 3% per year. Concurrently, we provided U.S. dollar-denominated loans to Shanda Interactive with an aggregate amount of US$160.0 million (RMB1,005.7 million). The interest rate on these U.S. dollar-denominated loans is 3% per year. All of these borrowings were originally due in February 2013 and the terms were later extended to February 2014.

•	In order to bridge the loans described above and obtain the U.S. dollar funds necessary to lend to Shanda Interactive, we borrowed US$156.0 million (equivalent to RMB980.5 million) from China Minsheng Bank at an interest rate of 6% per year, by pledging certain Renminbi-denominated short term investments with China Minsheng Bank in an aggregate amount of RMB983.8 million, which earned interest at rates ranging from 5.46% to 6.94% per year, as collateral. Such short term investments were financed primarily with the proceeds from the RMB926.0 million entrusted loans described above. The interest rates on the China Minsheng Bank loan and the collateral were structured with an aim to cancel out the related interest income and expenses. This borrowing was repaid in February 2013 in U.S. dollar with funds from conversion of Renminbi and the pledge was released.

With respect to the above transactions relating to Shanda Interactive’s privatization, our interest income was RMB79.9 million (US$12.8 million) and our interest expense was RMB78.7 million (US$12.6 million), resulting in net interest income of RMB1.2 million (US$0.2 million), for the year ended December 31, 2012.

We generated net income for loans to and from Shanda Interactive and companies under its common control, reflecting both the loans to the related parties and the borrowings and lendings related to Shanda Interactive’s privatization. With respect to these loans and transactions, our interest income was RMB83.7 million (US$13.4 million) and our interest expense was RMB26.8 million (US$4.3 million), resulting in net interest income of RMB56.9 million (US$9.1 million), for the year ended December 31, 2012.

Payment of Dividend

See Item 8.A. “Consolidated Statements and Other Financial Information—Dividend Policy.”

Other Related Party Transactions

Game License Agreement. On November 26, 2008, we entered into an agreement with Actoz to extend the term of our exclusive license to operate Mir II in China for up to eight years commencing from September 28, 2009. Shanda Games owned approximately 51.2% of the outstanding stock of Actoz as of December 31, 2012.

Sale of Equity Interest in Mochi Media. In March 2012, we sold Mochi Media, a platform for distributing and monetizing browser-based mini casual games, for an appraised value of US$60 million to Shanda Online, a company under the common control of Shanda Interactive, in a stock-for-stock transaction.

Sale of Equity Interest in Eyedentity. In October 2012, we sold an 20.5% equity interest in Eyedentity, our wholly owned subsidiary at the time incorporated in South Korea, to Actoz, which is our majority-owned subsidiary incorporated in South Korea publicly listed on the Korea Exchange.

Shengzixin Fund. In August 2012, Tianjin Youji, one of our VIEs, committed to invest, as a limited partner, up to RMB500 million (US$80.3 million) in Shengzixin Fund, which will be managed by a company under the common control of Shanda Interactive. Shengzixin Fund has a term of six years from its establishment, and will focus on investments in private companies in the online game, social network game and mobile game industries. As of December 31, 2012, Tianjin Youji had contributed RMB250 million (US$40.1 million) to Shengzixin Fund.

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

Review of Related Party Transactions

In the past, we have submitted agreements with related parties, including those with Shanda Interactive, for review and approval by the audit committee of our board of directors. In the future, for so long as Shanda Interactive remains our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Shanda Interactive that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Listing Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. In assessing a related party transaction, the audit committee shall consider all relevant factors when determining whether to approve a related-party transaction, including (i) the benefits to us of the transaction, (ii) whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, (iii) the materiality of the transaction to us, and (iv) the extent of the related party’s interest in the transaction.

Item 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. We may also initiate legal proceedings in order to protect our contractual and property rights.

On November 8, 2010, a former shareholder of Chengdu Simo Technology Co., Ltd., or Chengdu Simo, filed a claim with the Sichuan Superior People’s Court, or the Sichuan Court, against Shanghai Shulong Technology Co., Ltd., or Shanghai Shulong, alleging that Shanghai Shulong had failed to pay RMB48.8 million of non-contingent consideration in connection with the purchase of all of the outstanding shares of Chengdu Simo by Shanghai Shulong. See Note 25 to our consolidated financial statement included elsewhere in this annual report. This amount represents the final payment amount to be paid by Shanghai Shulong to the shareholder upon the achievement of certain milestones by Chengdu Simo relating to its game “Qi Xia Tian Xia.” The shareholder claimed RMB48.8 million plus accrued interest. Shanghai Shulong does not believe that the milestone has been achieved yet. On September 13, 2011, Shanghai Shulong filed a claim with Shanghai No.1 Intermediate People’s Court against the former shareholder of Chengdu Simo, alleging that the former shareholder had failed to perform the obligations under the relevant share purchase agreement. There still are no verdicts on the foregoing cases.

Other than as set forth above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

In November 2011, our board of directors declared a cash dividend in the aggregate amount of approximately US$289 million payable to holders of our Class A and Class B ordinary shares. As of December 31, 2012, US$285 million was paid to our shareholders, with the remaining amount payable to holders of unvested restricted shares upon vesting.

Future cash dividends, if any, will be declared at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is generally dependent upon our receipt of dividends from our PRC subsidiaries in China. In order for our PRC subsidiaries to pay dividends to us, however, they must comply with the requirements of PRC law. For additional details regarding the impact of applicable PRC rules and regulations to our dividend policy, see Item 5.B. “Liquidity and Capital Resources—Cash Flows and Working Capital.”

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

Price Range of American Depositary Shares

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “GAME.” Trading in our ADSs commenced on September 25, 2009.

The following table provides the high and low reported market prices for our ADSs on the NASDAQ Global Select Market for (1) the four most recent financial years, (2) each quarter in the two most recent fiscal years and the most recent quarter and (3) each of the most recent six months. On April 5, 2013, the last reported closing price for our ADSs was US$2.98 per ADS.

	Market Price (US$)
	High	Low
Yearly high and lows:
Year 2009 (from September 25, 2009)	13.00	8.76
Year 2010	10.95	4.99
Year 2011	7.70	3.46
Year 2012	5.92	2.71
Quarterly highs and lows:
First quarter 2011	7.26	5.64
Second quarter 2011	7.70	5.75
Third quarter 2011	6.93	3.97
Fourth quarter 2011	5.86	3.46
First quarter 2012	5.39	3.46
Second quarter 2012	5.92	3.77
Third quarter 2012	4.05	3.16
Fourth quarter 2012	3.84	2.71
First quarter 2013	3.32	2.88
Monthly highs and lows:
October 2012	3.84	3.36
November 2012	3.83	3.00
December 2012	3.19	2.71
January 2013	3.31	2.98
February 2013	3.15	2.94
March 2013	3.32	2.88
April 2013 (through April 5, 2013)	3.05	2.92

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Korean Won. Fluctuations in exchange rates, particularly those involving the U.S. dollar and the Korean Won, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the PBOC publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. As of December 31, 2012, the exchange rate of the U.S. dollar to Renminbi was 1:6.2301, which reflects an appreciation of the Renminbi against the U.S. dollar by approximately 32% since the modification of the exchange rate system in July 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

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

For more information about foreign exchange control and other foreign exchange regulations in China, see Item 3.D. “Risk Factors—Risks Relating to the Countries in Which We Operate—Restrictions on currency exchange may limit our ability to utilize our capital effectively.”

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

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands, which indirectly holds our equity interest in our PRC subsidiaries. Our business operations are principally conducted through our VIEs. The EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between the PRC and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of the PRC company distributing the dividends, subject to certain limitations. As our HK subsidiaries are Hong Kong companies and own 100% of equity interests in each of our PRC subsidiaries, under the aforesaid arrangement, any dividends that any of our PRC subsidiaries pays our HK subsidiaries may be subject to a withholding tax at the rate of 5%, subject to certain limitations, if our HK subsidiaries and we are not considered to be PRC tax resident enterprises as described below. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity.

Under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team, as well as the management team of our HK subsidiaries, are located in China. If we or our HK subsidiaries are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See Item 3.D. “Risk Factors—Risks Relating to the Countries in Which We Operate—There are significant uncertainties under the EIT Law relating to our PRC enterprise income tax liabilities.”

Our PRC subsidiaries and VIEs are subject to business tax and related surcharges and VAT on the revenues earned from service provided and products sold in China. The applicable business tax rate varies from 3% to 5% and the rate of VAT varies from 3% to 17%. According to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation in November 2011, which became effective on January 1, 2012, an entity that engages in any business falling within the category of “selected modern service industries” in Shanghai must switch from paying business tax to VAT for such business. Three of our PRC subsidiaries that engage in such business in Shanghai are subject to VAT at a rate of 6%, and have ceased paying the business tax as of January 1, 2012 for such part of their businesses.

PRC taxation of our overseas shareholders

Non-resident enterprise investors

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we or our HK subsidiaries are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas holders of our Class A ordinary shares or ADS holders as well as gains realized by such holders of our Class A ordinary shares or ADS holders from the transfer of our Class A ordinary shares or ADSs may be regarded as China-sourced income and as a result be subject to PRC tax, which in the case of dividends will be withheld by us at source. The withholding tax rate on China-source dividends paid to non-resident enterprises would generally be 10%, subject to the provisions of any applicable bilateral tax treaty between the PRC and the jurisdiction where the non-resident enterprise is incorporated. The U.S.-China tax treaty does not reduce the 10% tax rate. If we are treated as a PRC resident enterprise, any gain realized by any investors that are non-resident enterprises from the transfer of our Class A ordinary shares and/or ADSs could be regarded as being derived from sources within China and be subject to a 10% PRC tax.

Non-resident individual investors

Moreover, if we are treated as a PRC resident enterprise, under the IITL, non-resident individual investors would be required to pay PRC individual income tax on dividends payable to such investors and any capital gains realized from the transfer of our Class A ordinary shares and/or ADSs if such dividends or gains were deemed to be derived from sources within China. For this purpose, a non-resident individual is an individual who has no domicile in China and has stayed within China for less than one year during the relevant taxable year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our Class A ordinary shares and/or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC resident enterprise and dividends we pay with respect to our Class A ordinary shares and/or ADSs or the gains realized from the transfer of our Class A ordinary shares and/or ADSs are considered income derived from sources within China by relevant PRC tax authorities, such income or gains earned by non-resident individuals may be subject to PRC tax, which in the case of dividends will be withheld by us at source. The applicable tax rate would generally be 20%, except for individuals qualifying for a lower tax rate under a tax treaty. Under the U.S.-China tax treaty, a 10% tax rate will apply to dividend payments provided certain conditions are met. The foregoing PRC withholding tax would reduce your investment return on our Class A ordinary shares and/or ADSs and may also materially and adversely affect the price of our Class A ordinary shares and/or ADSs. See Item 3.D. “Risk Factors—Risks Relating to Our ADSs—We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.”

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold Class A ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds Class A ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who is a beneficial owner of Class A ordinary shares or ADSs and is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Accordingly, the creditability of any PRC taxes, described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A ordinary shares or ADSs in their particular circumstances.

Passive Foreign Investment Company Rules. It is not clear whether we were a PFIC for taxable year 2012. That determination is subject to uncertainty both because it is not clear how the contractual arrangements between our PRC subsidiaries and our VIEs will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain of our assets and income for purposes of the PFIC rules. The determination of whether we are a PFIC is based on the character of our income and assets and the value of our assets from time to time and is made annually after the end of each taxable year. The value of our assets may be based in part on the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our VIEs and the characterization of certain components of our revenue, we cannot assure you that we will not be a PFIC for any taxable year.

We generally will be a PFIC if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income under the income test or (b) 50% or more of the average quarterly value, generally determined by fair market value, of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income under the asset test. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets and (b) received directly a proportionate share of the other corporation’s income.

In addition, we may, directly or indirectly, hold equity interests in subsidiaries or other entities which are PFICs, or Lower-tier PFICs. Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly.

If we are a PFIC for any taxable year during which a U.S. Holder holds Class A ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to those Class A ordinary shares or ADSs for all succeeding years during which such U.S. Holder holds them, regardless of whether we actually continue to be a PFIC. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if your Class A ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

If we are treated as a PFIC with respect to the Class A ordinary shares or ADSs that you hold, the U.S. federal income tax consequences to you of the ownership and disposition of Class A ordinary shares or ADSs will depend on whether you make a mark-to-market election. If you owned or own Class A ordinary shares or ADSs while we were or are a PFIC and have not made a mark-to-market election, you will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default PFIC rules with respect to:

•	any “excess distribution” paid on Class A ordinary shares or ADSs (or by a Lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder), which means the excess (if any) of the total distributions received (or deemed received) by you during the current taxable year over 125% of the average distributions received (or deemed received) by you during the three preceding taxable years (or during the portion of your holding period for the Class A ordinary shares or ADSs prior to the current taxable year, if shorter); and

•	any gain realized on the sale or other disposition (including a pledge) of Class A ordinary shares or ADSs (or on an indirect disposition of shares of a Lower-tier PFIC).

 Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares or ADSs;

•	the amount allocated to the taxable year of receipt of the excess distribution or disposition and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the taxable year to which it is allocated;

•	the amount allocated to each other taxable year will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such other taxable years will be subject to the interest charge applicable to underpayments of tax.

If the Class A ordinary shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of Class A ordinary shares or ADSs may make a mark-to-market election that would result in tax treatment different from the default PFIC rules described above. The Class A ordinary shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A ordinary shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ, on which the Class A ordinary shares or ADSs are listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their Class A ordinary shares or ADSs, given that the election may not be available with respect to any Lower-tier PFICs.

If a U.S. Holder makes the mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of the Class A ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Class A ordinary shares or ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class A ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on Class A ordinary shares or ADSs will be treated as discussed below under “Taxation of Distributions.”

We do not intend to provide information necessary for U.S. Holders to make a qualified electing fund election, which, if available, could result in a materially different tax treatment of the ownership and disposition of Class A ordinary shares or ADSs to an electing U.S. Holder.

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior year, favorable tax rates with respect to the dividends paid to certain non-corporate U.S. Holders would not apply.

If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares or ADSs, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

Because the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of Class A ordinary shares or ADSs.

Taxation of Distributions. Subject to the passive foreign investment company rules described above, distributions paid on our Class A ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.

The amount of any dividend paid on our Class A ordinary shares or ADSs generally will be treated as foreign-source income to U.S. Holders for foreign tax credit purposes and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the Depositary’s receipt, of the dividend. As described in “Taxation—PRC Taxation—PRC taxation of our overseas shareholders,” if we were deemed to be a tax resident enterprise under PRC tax law, dividends paid with respect to our Class A ordinary shares or ADSs could be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends at a rate not exceeding any applicable treaty rate would be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Ordinary Shares or ADSs. Subject to the passive foreign investment company rules described above, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the relevant Class A ordinary shares or ADSs and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described in “Taxation—PRC Taxation—PRC taxation of us and our corporate group,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our Class A ordinary shares or ADSs may be subject to PRC tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC tax on dispositions in their particular circumstances.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturities of over three months and PRC government and PRC corporate bonds. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest earning instruments in 2012, a 10% change in the interest rate would result in an increase or decrease of RMB 22.7 million (US$ 3.6 million) of our total amount of interest income in 2012.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollar and Korean Won. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC subsidiaries and VIEs. Based on the amount of our cash and cash equivalents as of December 31, 2012, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB35.3 million (US$5.7 million) of our total amount of cash and cash equivalents.

In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. In the second quarter of 2012, we entered into several foreign currency forward contracts with certain domestic banks by fixing the exchange rates of U.S. dollars to Renminbi at the contract maturity dates. As of December 31, 2012, the total notional value amounted to US$196 million with a weighted average forward exchange rate of US$1.00 to RMB6.31. While we may decide to enter into other hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. See Item 10.D. “Exchange Controls.”

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

JPMorgan, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program, subject to a limit based upon the amount of fees collected by JPMorgan from ADR holders. For the year ended December 31, 2012, the depositary reimbursed US$1.0 million to us.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS A. — D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable.

E. USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management, including our chief executive officer and our chief financial officer, has concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report on pages F-2 of this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2011	2012
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	12,335	13,756	2,208

(1)	Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our consolidated subsidiaries and affiliated companies.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 1, 2010, we announced that our board of directors had authorized us to repurchase up to US$150 million worth of our outstanding ADSs from time to time during the next 24 months (the “2010 Share Repurchase Program”), depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. We concluded this share repurchase program in November 2011, under which we had repurchased a total of approximately 12.2 million ADSs for an aggregate consideration of US$66.7 million from the open market.

In June 2012, our board of directors approved another share repurchase program (the “2012 Share Repurchase Program”) authorizing us to repurchase up to US$100 million worth of our outstanding ADSs from time to time during the next 12 months. As of December 31, 2012, we had repurchased a total of approximately 11.0 million ADSs for an aggregate consideration of US$40.1 million from the open market.

We did not repurchase any ADSs under the 2010 Share Repurchase Program in 2012. The table below sets forth the details of our purchases of our own equity securities under the 2012 Share Repurchase Program during the year ended December 31, 2012.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS in US$ (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Maximum Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Plan
June 2012 (June 14 – 29)	547,495	$4.04	547,495	$97,788,922
July 2012 (July 2 – 31)	1,537,629	$3.67	2,085,124	$92,152,848
August 2012 (August 1 – 31)	2,430,271	$3.47	4,515,395	$83,724,530
September 2012 (September 4 – 28)	2,762,201	$3.78	7,277,596	$73,270,078
October 2012 (October 1 – 31)	2,458,885	$3.67	9,736,481	$64,248,919
November 2012 (November 1 – 16)	1,119,383	$3.55	10,855,864	$60,271,385
December 2012 (December 17 – 31)	117,513	$3.00	10,973,377	$59,919,159

(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

 PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Shanda Games Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 30, 2009).

2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

2.2	Specimen of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

4.1	Amended and Restated 2008 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.4	Master Separation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated July 1, 2008 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.5	English translation of Amended and Restated Cooperation Agreement among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.6	English translation of Domain Names and Trademarks License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.7	The Non-Compete and Non-Solicitation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated September 10, 2009 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.8	English translation of Amended and Restated Sales Agency Agreement among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Development Co., Ltd. and Shanghai Shulong Computer Technology Development Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

Number	Description

4.9	English translation of Framework Agreement on Disposition of Shanda Point Cards Inventories among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Development Co., Ltd., Hangzhou Bianfeng Networking Technology Co., Ltd., Shanghai Shulong Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.10	Share Entrustment Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.11	English translation of Share Pledge Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.12	English translation of Power of Attorney to Business Operating Agreement executed by Dongxu Wang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.13	English translation of Power of Attorney to Business Operating Agreement executed by Yingfeng Zhang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.14	English translation of Share Disposition Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.15	English translation of Business Operation Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.16	English translation of Exclusive Consulting and Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.17	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated July 1, 2008 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.18	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.19	Mir II License Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong New Area Imp. & Exp. Corp. dated June 29, 2001 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.20	Mir II Amendment Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd., and Shanghai Pudong Imp. & Exp. Co., Ltd. dated August 19, 2003 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

Number	Description

4.21	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Networking Co., Ltd. and Shanghai Pudong Imp. & Exp. Co., Ltd. dated September 22, 2005 (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.22	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong IMP & EXP Co., Ltd. dated November 26, 2008 (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.23	Assignment Agreement of Mir II among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.24	Sale and Purchase Agreement between Shanda Games International (Pte) Ltd., all of the shareholders of Eyedentity Games, Inc., and Eun Sang Lee, as the seller’s representative, dated as of September 7, 2010 (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 25, 2011).

4.25	English translation of the Cooperation Agreement between Shanda Online and Shanda Games among Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010 (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.26	English translation of Supplement to the Cooperation Agreement between Shanda Online and Shanda Games among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010 (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.27	English translation of Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of May 1, 2011 (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.28	English translation of Supplement Agreement to Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of December 30, 2011 (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.29	Facility Agreement for Shanda Online International (HK) Limited, Shanda Games Technology (HK) Limited and Shanda Games Holdings (HK) Limited, as borrowers, arranged by China Minsheng Banking Corp., Ltd., Hong Kong Branch, as arranger and agent, with China Minsheng Banking Corp., Ltd., Hong Kong Branch, as account bank, dated as of February 8, 2012 (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

Number	Description

4.30	English translation of Entrusted Loan Agreements between China Merchant Bank Co., Ltd. and each of Lansha Information Technology (Shanghai) Co., Ltd., Shengji Information Technology (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated as of February 7, 2012 (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.31*	English translation of Supplemental Agreement to the Entrusted Loan Agreements between China Merchant Bank Co., Ltd. and each of Lansha Information Technology (Shanghai) Co., Ltd., Shengji Information Technology (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated as of February 8, 2013.

4.32	Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited, dated as of February 8, 2012 (incorporated by reference to Exhibit 4.31 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.33*	Supplemental Agreement to the Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited, dated as of February 8, 2013.

4.34*	Stock Purchase Agreement between Shanda Games Limited and Shanda Online Entertainment Limited, dated as of March 31, 2012.

4.35*	Share Purchase Agreement between Shanda Games International Pte. Ltd. and Actoz Soft Co., Ltd., dated as of September 28, 2012.

4.36*	English translation of Limited Partnership Agreement for Shanghai Shengzixin Equity Investment Fund (Limtied Partnership) between Shanghai Dingguan Investment Management Co., Ltd. and the limited partners listed in schedule 2 thereto, dated August 24, 2012.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by references to Exhibit 99.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

101.INS*†	XBRL Instance Document.

101.SCH*†	XBRL Taxonomy Extension Schema Document.

101.CAL*†	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*†	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*†	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*†	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed or furnished herewith

†	This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA GAMES LIMITED

	By:	s/ Xiangdong Zhang
	Name:	Xiangdong Zhang
	Title:	Chief Executive Officer

Date: April 8, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Shanda Games Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Shanda Games Limited (the “Company”) and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 8, 2013

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

		For the Years Ended December 31,
	Notes	2010	2011	2012	2012
		RMB	RMB	RMB	US$ (Note 2(5))
Net revenues:	2(18),2(35)
Online game revenues generated in China		4,318,893	4,975,464	4,320,257	693,449
Other revenues		185,815	306,432	361,888	58,087
Total net revenues		4,504,708	5,281,896	4,682,145	751,536
Cost of revenues:
Third parties	2(21)	(1,032,639)	(1,152,855)	(936,987)	(150,397)
Related parties	2(21),21	(804,543)	(903,096)	(774,416)	(124,302)
Total cost of revenues		(1,837,182)	(2,055,951)	(1,711,403)	(274,699)
Gross profit		2,667,526	3,225,945	2,970,742	476,837
Operating expenses:
Product development	2(23)	(465,793)	(694,329)	(658,689)	(105,727)
Sales and marketing
Third parties	2(24)	(275,267)	(255,110)	(233,789)	(37,526)
Related parties	2(24),21	(226,542)	(355,135)	(362,547)	(58,193)
General and administrative	2(22)	(367,029)	(447,333)	(337,480)	(54,169)
Total operating expenses		(1,334,631)	(1,751,907)	(1,592,505)	(255,615)
Income from operations		1,332,895	1,474,038	1,378,237	221,222
Interest income
Third parties		59,709	102,891	143,527	23,037
Related parties	21	1,997	32,490	83,711	13,437
Interest expense
Third parties		(284)	(10,791)	(93,620)	(15,027)
Related parties	21	(11,059)	(12,150)	(26,787)	(4,300)
Investment income		214	543	133	21
Other income, net	5	226,923	194,250	91,137	14,629
Income before income tax expenses and equity in losses of affiliated companies		1,610,395	1,781,271	1,576,338	253,019
Income tax expenses	6	(300,352)	(485,278)	(418,762)	(67,216)
Equity in losses of and impairments of investments in affiliated companies	10	(5,376)	(10,004)	(20,981)	(3,368)
Net income		1,304,667	1,285,989	1,136,595	182,435
Less: Net income attributable to non-controlling interests	18	(15,846)	(21,115)	(23,165)	(3,718)
Net income attributable to Shanda Games Limited		1,288,821	1,264,874	1,113,430	178,717
Redeemable non-controlling interests redemption value accretion.	4	—	(558)	—	—
Net income attributable to Shanda Games Limited’s ordinary shareholders		1,288,821	1,264,316	1,113,430	178,717

Net income		1,304,667	1,285,989	1,136,595	182,435
Other comprehensive income (loss), net of tax:
Unrealized (loss) gain on marketable securities		(3,842)	(1,540)	3,384	543
Currency translation adjustments of the Company	2(4)	17,409	7,260	6,711	1,077
Currency translation adjustments of affiliated companies/subsidiaries	2(4)	6,277	(53,052)	28,327	4,547
Comprehensive income		1,324,511	1,238,657	1,175,017	188,602
Comprehensive income attributable to non-controlling interests		(17,659)	(1,529)	(31,429)	(5,045)
Comprehensive income attributable to Shanda Games Limited		1,306,852	1,237,128	1,143,588	183,557

Earnings per ordinary share:	2(30),7
Basic		2.26	2.23	2.01	0.32
Diluted		2.26	2.23	2.01	0.32
Weighted average ordinary shares used in per share calculation:	7
Basic		570,645,594	567,138,809	554,813,612	554,813,612
Diluted		570,795,057	567,178,693	554,842,073	554,842,073

Share-based compensation included in:	2(25), 19
Cost of revenues		(761)	(958)	(254)	(41)
Product development		(29,778)	(24,094)	(20,113)	(3,228)
Sales and marketing		(293)	(213)	(188)	(30)
General and administrative		(75,095)	(65,707)	(21,928)	(3,520)

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Notes	December 31, 2011	December 31, 2012	December 31, 2012
		RMB	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	2(6),8	1,835,476	2,100,789	337,200
Restricted cash	2(7)	20,363	1,030	165
Short-term investments	2(8)	2,209,007	1,663,259	266,971
Marketable securities	2(9)	3,837	7,221	1,159
Accounts receivable, net of allowance for doubtful accounts	2(10),9	72,757	105,846	16,989
Accounts receivable due from related parties	21	405,953	325,773	52,290
Deferred licensing fees and related costs	2(20)	19,776	6,121	982
Prepayments and other current assets		181,985	191,860	30,796
Other receivables due from related parties	21	931,395	2,080,403	333,928
Deferred tax assets	6	74,765	69,651	11,180
Total current assets		5,755,314	6,551,953	1,051,660
Investment in affiliated companies	2(11),10	37,882	186,926	30,004
Property and equipment, net	2(12),11	230,475	189,068	30,348
Intangible assets	2(13),12	994,748	578,351	92,832
Goodwill	2(14),13	492,116	329,217	52,843
Long-term rental deposits		95,135	55,625	8,928
Other long term assets	2(15)	326,579	202,404	32,488
Non-current deferred tax assets	6	26,338	21,020	3,374
Total assets		7,958,587	8,114,564	1,302,477

LIABILITIES
Current liabilities:
Short-term borrowings	14	858,849	1,482,387	237,940
Accounts payable		38,355	45,209	7,257
Accounts payable due to related parties	21	77,349	71,737	11,515
Licensing fees and royalty fees payable		188,224	160,647	25,786
Taxes payable		190,574	181,512	29,135
Deferred revenue	2(19)	173,436	130,067	20,877
Other payables and accruals	15	415,977	508,533	81,621
Other payables due to related parties	21	125,910	983,913	157,929
Deferred tax liabilities	6	72,910	53,516	8,590
Dividend payable	2(29)	1,823,314	11,489	1,844
Total current liabilities		3,964,898	3,629,010	582,494
Long-term liabilities		68,863	26,042	4,180
Non-current deferred tax liabilities	6	260,186	102,420	16,440
Non-current deferred revenue	2(19)	47,641	37,765	6,062
Total liabilities		4,341,588	3,795,237	609,176

Commitments and contingencies	24	—	—	—
Redeemable non-controlling interests	4	13,971	13,971	2,243

EQUITY
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, 151,222,556 and 131,860,314 issued and outstanding as of December 31, 2011 and 2012)	16	11,022	9,796	1,572
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 409,087,000 and 409,087,000 issued and outstanding as of December 31, 2011 and 2012)	16	29,896	29,896	4,799
Additional paid-in capital		1,561,343	1,577,978	253,283
Statutory reserves	2(28)	147,083	153,610	24,656
Accumulated other comprehensive loss		(68,480)	(38,322)	(6,152)
Retained earnings		1,665,006	2,519,088	404,342
Total Shanda Games Limited shareholders’ equity		3,345,870	4,252,046	682,500
Non-controlling interests	18	257,158	53,310	8,558
Total equity		3,603,028	4,305,356	691,058
Total liabilities and equity		7,958,587	8,114,564	1,302,477

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Shares (US$0.01 Par Value)						Total Shanda Games Limited
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders’ Equity	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	576,087,000	41,975	1,229,189	127,034	(58,765)	1,480,225	2,819,658	205,886	3,025,544

Share repurchase of the Company	(12,123,982)	(821)	(21,112)	—	—	(233,992)	(255,925)	—	(255,925)
Corporate expense allocation (Note 2(1))	—	—	8,183	—	—	—	8,183	—	8,183
Restricted stock granted to subsidiary employees in connection with acquisition (Note 4)	—	—	24,050	—	—	—	24,050	—	24,050
Share-based compensation (Note 19)	—	—	100,907	—	—	—	100,907	5,020	105,927
Exercise of share option of the Company	3,426,236	229	24,299	—	—	—	24,528		24,528
Exercise of share option of a foreign subsidiary	—	—	439	—	—	—	439	3,848	4,287
Currency translation adjustments of the Company	—	—	—	—	17,409	—	17,409	—	17,409
Currency translation adjustments of subsidiaries	—	—	—	—	4,464	—	4,464	1,813	6,277
Unrealized loss on marketable securities	—	—	—	—	(3,842)	—	(3,842)	—	(3,842)
Appropriations to statutory reserves	—	—	—	14,529	—	(14,529)	—	—	—
Distribution to Shanda (Note 19)	—	—	53,711	—	—	(62,453)	(8,742)	—	(8,742)
Non-controlling interests arising from acquisition	—	—	—	—	—	—	—	6,451	6,451
Net income	—	—	—	—	—	1,288,821	1,288,821	15,846	1,304,667
Balance as of December 31, 2010	567,389,254	41,383	1,419,666	141,563	(40,734)	2,458,072	4,019,950	238,864	4,258,814

Share repurchase of the Company	(12,221,320)	(778)	(21,970)	—	—	(163,539)	(186,287)	—	(186,287)
Corporate expense allocation (Note 2(1))	—	—	7,008	—	—	—	7,008	—	7,008
Share-based compensation (Note 19)	—	—	82,646	—	—	—	82,646	8,326	90,972
Exercise of share options of the Company	5,141,622	313	9,390	—	—	—	9,703	—	9,703
Exercise of share options of a foreign subsidiary	—	—	1,441	—	—	—	1,441	5,349	6,790
Currency translation adjustments of the Company	—	—	—	—	7,260	—	7,260	—	7,260
Currency translation adjustments of subsidiaries	—	—	—	—	(33,466)	—	(33,466)	(19,586)	(53,052)
Unrealized loss on marketable securities	—	—	—	—	(1,540)	—	(1,540)	—	(1,540)
Appropriations to statutory reserves	—	—	—	5,520	—	(5,520)	—	—	—
Distribution to Shanda (Note 19)	—	—	64,185	—	—	(65,009)	(824)	—	(824)
Dividends declared to shareholders	—	—	—	—	—	(1,823,314)	(1,823,314)	—	(1,823,314)
Change of equity in an affiliated company of a subsidiary	—	—	(1,023)	—	—	—	(1,023)	(972)	(1,995)
Non-controlling interests arising from acquisition (Note 18)	—	—	—	—	—	—	—	4,062	4,062
Redeemable non-controlling interests redemption value accretion (Note 4)	—	—	—	—	—	(558)	(558)	—	(558)
Net income	—	—	—	—	—	1,264,874	1,264,874	21,115	1,285,989
Balance as of December 31, 2011	560,309,556	40,918	1,561,343	147,083	(68,480)	1,665,006	3,345,870	257,158	3,603,028

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Shares (US$0.01 Par Value)						Total Shanda Games Limited
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders’ Equity	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011	560,309,556	40,918	1,561,343	147,083	(68,480)	1,665,006	3,345,870	257,158	3,603,028

Share repurchase of the Company	(21,946,754)	(1,389)	(39,480)	—	—	(214,515)	(255,384)	—	(255,384)
Corporate expense (expense reversal) allocation (Note 2(1))	—	—	(3,467)	—	—	—	(3,467)	—	(3,467)
Share-based compensation (Note 19)	—	—	33,597	—	—	—	33,597	8,886	42,483
Exercise of share options of the Company	2,584,512	163	545	—	—	—	708	—	708
Exercise of share options of a foreign subsidiary	—	—	4,722	—	—	—	4,722	4,920	9,642
Currency translation adjustments of the Company	—	—	—	—	6,711	—	6,711	—	6,711
Currency translation adjustments of subsidiaries	—	—	—	—	18,273	—	18,273	9,444	27,717
Unrealized gain on marketable securities	—	—	—	—	3,384	—	3,384	—	3,384
Appropriations to statutory reserves (Note 2(28))	—	—	—	6,527	—	(6,527)	—	—	—
Distribution to Shanda (Note 19)	—	—	43,129	—	—	(43,129)	—	—	—
Contribution to Shanda related to disposition of Mochi Media, Inc. (Note 4)	—	—	(243,972)	—	610	—	(243,362)	—	(243,362)
Reversal of dividend accrued for restricted shares due to forfeiture	—	—	—	—	—	4,823	4,823	—	4,823
Non-controlling interests arising from acquisition (Note 18)	—	—	—	—	—	—	—	5,533	5,533
Capital contribution to a subsidiary by non-controlling interest	—	—	—	—	—	—	—	7,116	7,116
Disposal of subsidiaries	—	—	—	—	—	—	—	(2,835)	(2,835)
Contribution by non-controlling shareholders and tax expense charged to equity related to transfer of a portion of Eyedentity’s equity from Games International to Actoz (Note 4)	—	—	221,561	—	1,180	—	222,741	(260,077)	(37,336)
Net income	—	—	—	—	—	1,113,430	1,113,430	23,165	1,136,595
Balance as of December 31, 2012	540,947,314	39,692	1,577,978	153,610	(38,322)	2,519,088	4,252,046	53,310	4,305,356

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	For the Years Ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$ (Note 2(5))
Cash flows from operating activities:
Net income	1,304,667	1,285,989	1,136,595	182,435
Adjustments for:
Share-based compensation expenses	105,927	90,972	42,483	6,819
Corporate expenses (expenses reversals) allocated from Shanda	8,183	7,008	(3,467)	(556)
Depreciation of property and equipment	57,017	74,439	82,897	13,306
Amortization of intangible assets	246,579	278,375	188,298	30,224
Impairment of intangible assets	—	23,216	—	—
Impairment of prepaid upfront license fee in other long-term assets	10,173	49,574	15,041	2,414
Provision for losses on receivables	14,933	1,369	9,244	1,484
Loss from disposal of fixed assets	2,566	1,651	14,689	2,358
Investment income	(214)	(543)	(133)	(21)
Foreign exchange loss / (gain)	5,164	(19,333)	3,408	547
Loss related to foreign currency forward instruments	—	—	22,476	3,608
Other income	(4,742)	—	—	—
Deferred taxes and change of withholding tax	(9,297)	(48,258)	(39,160)	(6,286)
Equity in losses of and impairments of investments in affiliated companies	5,376	10,004	20,981	3,368
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	24,113	(26,054)	(46,061)	(7,393)
Receivables due from related parties	13,339	(24,852)	(10,897)	(1,749)
Deferred licensing fees and related costs	9,082	19,909	13,656	2,192
Prepayments and other current assets	(2,813)	(81,300)	(15,110)	(2,425)
Upfront licensing fees paid in intangible assets	(2,300)	(11,724)	(57,895)	(9,293)
Prepayment for (refunds of) upfront license fees in other long term assets	(22,746)	(290,608)	107,498	17,255
Other long-term deposits	4,905	(38,886)	44,948	7,215
Accounts payable	13,913	(676)	(3,090)	(496)
Licensing fees and royalty fees payable	4,757	10,236	(35,754)	(5,739)
Taxes payable	2,699	49,043	(33,300)	(5,345)
Deferred revenue	(15,712)	(51,259)	(54,819)	(8,799)
Payables due to related parties	(3,182)	2,970	13,712	2,201
Other payables, accruals and other long-term liabilities	(27,055)	87,943	62,075	9,963
Net cash provided by operating activities	1,745,332	1,399,205	1,478,315	237,287
Cash flows from investing activities:
Decrease in restricted cash for foreign currency forward contract	702,075	—	—	—
Proceeds from income of marketable securities	214	543	133	21
Proceeds from disposal of short-term investments	—	972,811	2,927,797	469,944
Purchases of short-term investments and time deposits with maturity over one year	(1,034,983)	(1,414,616)	(2,336,354)	(375,011)
Investments in other receivables due from related parties	(523,000)	(390,719)	(1,121,704)	(180,046)
Repayments of other receivables due from related parties	—	—	62,750	10,072
Purchase of property and equipment	(79,298)	(132,429)	(50,183)	(8,055)
Proceeds from disposal of fixed assets	3,006	2,199	3,527	566
Purchase of intangible assets	(6,708)	(29,105)	(8,701)	(1,397)
Net cash paid for disposal of subsidiaries	—	—	(5,577)	(895)
Acquisition of subsidiaries, net of cash acquired	(979,635)	(12,437)	(4,441)	(713)
Investment / prepaid investment in affiliated companies	(31,900)	(18,974)	(52,027)	(8,351)
Net cash used in investing activities	(1,950,229)	(1,022,727)	(584,780)	(93,865)
Cash flows from financing activities:
Proceeds from short-term loans	—	876,850	2,848,106	457,153
Repayments of short-term loans and settlements of related derivatives (Note 22)	(717,075)	(1,090)	(2,235,891)	(358,885)
Cash contributions to subsidiaries by non-controlling shareholders	—	—	7,116	1,142
Tax paid (charged to equity) for transfer of a portion of Eyedentity’s equity to Actoz	—	—	(37,336)	(5,993)
Proceeds from other payables due to related parties	947,049	91,190	926,000	148,633
Repayment of other payables due to related parties	—	(907,310)	(87,747)	(14,084)
Repurchase of own shares by the Company	(255,925)	(186,287)	(255,384)	(40,992)
Proceeds from issuance of ordinary shares under stock option plan of the Company	1,106	33,114	717	115
Proceeds from issuance of ordinary shares under stock option plan of a subsidiary	4,287	6,790	9,642	1,548
Dividends to the Company’s shareholders	—	—	(1,810,016)	(290,528)
Net cash used in financing activities	(20,558)	(86,743)	(634,793)	(101,891)
Effect of exchange rate changes on cash	(1,925)	(26,030)	6,571	1,055
Net (decrease) / increase in cash and cash equivalents	(227,380)	263,705	265,313	42,586
Cash and cash equivalents, beginning of year	1,799,151	1,571,771	1,835,476	294,614
Cash and cash equivalents, end of year	1,571,771	1,835,476	2,100,789	337,200

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	For the Years Ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$ (Note 2(5))
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	264,981	381,703	305,799	49,084
Cash paid for interest expenses	419	22,605	89,270	14,329
Supplemental disclosure of non-cash investing activities:
Current portion of acquisition related obligation	61,826	58,771	143,374	23,013
Non-curent portion of acquisition related obligation	—	51,717	—	—
Issuance of restricted shares to acquire Mochi Media, Inc.	24,050	—	—	—
Accounts payable related to purchase of property and equipment	23,628	4,802	12,671	2,034
Supplemental disclosure of non-cash financing activities:
Dividends declared but not paid to shareholders	—	1,823,314	11,489	1,844
Restricted cash relating to the exercise of employee stock options	5,432	20,363	1,030	165
Other receivables from issuance of ordinary shares under stock option plan of the Company	23,442	12	3	—

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Nature of operations

Shanda Games Limited (“Shanda Games” or “the Company”), a Cayman Islands limited company, is principally engaged in the development and operation of online games and related businesses in the People’s Republic of China (the “PRC”). The Company currently operates its business in China through its wholly-owned subsidiaries (“PRC subsidiaries”) which consist of Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shengji Information Technology (Shanghai) Co., Ltd. (“Shengji”), Lansha Information Technology (Shanghai) Co., Ltd. (“Lansha”) and Kuyin Software (Shanghai) Co., Ltd (“Kuyin”) and its variable interest entities and their subsidiaries (“VIEs”). The VIEs consist of Shanghai Hongli Digital Technology Co., Ltd. (“Shanghai Hongli”) and Shanghai Shulong Technology Development Co., Ltd. (“Shanghai Shulong”) and Shulong’s wholly-owned subsidiaries, Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”), Chengdu Youji Technology Co., Ltd. (“Chengdu Youji”), Tianjin Youji Technology Co., Ltd. (“Tianjin Youji”), Chengdu Aurora Technology Development Co., Ltd. (“Chengdu Aurora”), Chengdu Simo Technology Co., Ltd. (“Chengdu Simo”), and Shulong’s majority-owned subsidiary Shanghai Shengzixin Equity Investment Fund (“Shengzixin Fund”) and other small VIEs. Collectively, the PRC subsidiaries and the VIEs are referred to as the “PRC companies.” The Company, together with (i) its wholly-owned subsidiaries, mainly including Shanda Games Holdings (HK) Limited (“Shanda Games (HK)”), Shanda Games International Pte. Ltd. (“Games International”) and its majority-owned subsidiaries; (ii) Eyedentity Games, Inc., (“Eyedentity”); (iii) Actoz Soft Co., Ltd., (“Actoz”), a Korean developer, operator and publisher of online games listed on the KOSDAQ and its majority-owned subsidiaries; (iv) eFusion MMOG GmbH (“eFusion”) and (v) the VIEs, shall collectively be referred to as “the Group.”

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

The Group’s statement of operations include allocations of certain general corporate expenses of Shanda Interactive Entertainment Limited (“Shanda”), its parent, a Cayman Islands company engaged in the business of online and offline entertainment in the PRC, which formerly was listed on the NASDAQ Global Select Market prior to its de-listing and privatization in February 2012. These general corporate expenses primarily relate to corporate employee compensation costs, professional service fees, and other expenses arising from the provisions of corporate functions, including finance, legal, technology, investment, and executive management. These expenses are allocated based on estimates that management considers to be reasonable reflections of the utilization of services provided to, or benefits received by the Group, as specific identification is not practical. These expenses are as follows:

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

b) Professional service fees related to legal and public accounting services are allocated to the Group based on percentage of revenues of the Group to total historical revenues of Shanda.

c) Other expenses incurred by the corporate functions are allocated to the Group based on percentage of number of employees of the Group to the total historical number of employees of Shanda.

From the second half year of 2009, since the Group has established its own finance, legal, investment and certain executive management functions and begun to promote its own brands, no such general corporate expenses were allocated to the Group, except for certain employee compensation costs from corporate functions such as technology, human resources and executive management that the Group does not have. While the expenses allocated to the Group for these items are not necessarily indicative of the expenses that the Group would have incurred if the Group had been a separate, independent entity during the years presented, management believes that the foregoing presents a reasonable basis of estimating what the Group’s expenses would have been on a historical basis. General corporate expenses allocated from Shanda are recorded as capital contributions by Shanda. Total general corporate expenses allocated from Shanda to the Group were RMB8.2 million and RMB7.0 million for the years ended December 31, 2010 and 2011, respectively. Total general corporate expenses reflect an adjustment (reversal) of RMB3.5 million in 2012.

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

Significant accounting estimates reflected in the Group's consolidated financial statements include the allowance for doubtful accounts, revenue recognition, determination of the life of virtual items, assessment of recoverability of long-lived assets and goodwill, estimated useful lives of property and equipment as well as intangible assets, share-based compensation expense, consolidation of variable interest entities, valuation allowances for deferred tax assets, determination of fair value of identifiable assets and liabilities acquired through business combinations, recognition of non-controlling interests, accounting for equity investments and other-than temporary impairments, and determination of functional currencies. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

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

To comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Group conducts all its online game business through the VIEs. These companies hold the licenses and approvals to operate online games in the PRC. The capital of the VIEs is funded by the PRC subsidiaries and recorded as interest-free loans to individuals who are directors, officers, principal shareholders or employees of the Company or the PRC subsidiaries. The portion of the loans for capital injection is eliminated with the capital of the VIEs during consolidation. The interest-free loans to the shareholders of the VIEs were RMB30.1 million, RMB30.1 million and RMB59.9 million as of December 31, 2010, 2011 and 2012.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Pursuant to the contractual arrangements between the PRC subsidiaries and the VIEs, the PRC subsidiaries provide services, software and technology licenses and equipment to the VIEs in exchange for fees, determined according to certain agreed formulas. During the years ended December 31, 2010, 2011 and 2012, the total amount of such fees was approximately RMB2,313.8 million, RMB2,363.2 million and RMB2,462.5 million, respectively, which represented the substantial majority of the operating profits of the VIEs. The PRC subsidiaries have also undertaken to provide financial support to the VIEs to the extent necessary for their operations. The following is a summary of the key agreements in effect:

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

Equity Disposition Agreements. The Group’s VIEs and their shareholders entered into equity disposition agreements with the relevant PRC subsidiaries. Pursuant to such agreements, the PRC subsidiaries and any third party designated by them have the exclusive right to purchase from the shareholders of the Group’s VIEs all or any part of their equity interests in the relevant VIE at a purchase price equal to the amount of the registered capital of the VIE or the lowest price permissible by the then-applicable PRC laws and regulations. The PRC subsidiaries may exercise such right at any time during the term of the agreement until it has acquired all equity interests of the relevant VIE, subject to applicable PRC laws. Moreover, under the equity disposition agreements, neither the Group’s VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operations, equity and other legal rights without the prior written approval of the relevant PRC subsidiary, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; or entry into other material contracts. All these agreements have an initial term of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiaries’ requests.

Business Operation Agreements. The PRC subsidiaries entered into business operation agreements with the relevant VIEs and their shareholders. Under such agreements, the PRC subsidiaries have the right to nominate the directors of the relevant VIEs’ boards and designate general managers, financial controllers and other senior management of the relevant VIE. In addition, the VIEs may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of the relevant PRC subsidiary. Such transactions include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than agreed amount; declaration of dividends or profit distribution; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under the agreement to a third party. These agreements have an initial term of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiaries’ requests. The PRC subsidiaries may terminate the agreements at any time by providing advance written notice to the relevant VIE and to each of their shareholders. Neither the VIEs nor any of their shareholders may terminate the agreements prior to their expiration dates.

Exclusive Consulting and Service Agreements. The PRC subsidiaries and VIEs entered into exclusive consulting and service agreements. Under these agreements, the VIEs and their subsidiaries agreed to engage the relevant PRC subsidiaries as their exclusive providers of technology consulting and services. Unless otherwise agreed among the parties, the VIEs will pay to the relevant PRC subsidiaries service and consulting fees taking in account the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. The PRC subsidiaries will exclusively own any intellectual property arising from the performance of these agreements. These agreements have initial terms of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiaries’ requests. The PRC subsidiaries may terminate the agreements at any time by providing advance written notice to the relevant VIEs. The VIEs may not terminate such agreements prior to their expiration dates. Under the Exclusive Consulting and Service Agreements, the VIEs agreed to engage the relevant PRC subsidiaries as their exclusive providers of technology consulting and other services. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. Pursuant to that principle and based upon the relevant VIEs’ specific needs for technology support and services, the parties enter into supplemental agreements from time to time, which typically set forth the basic pricing terms including the total fees to be paid and the payment methods. The fees are typically determined based on the scope and complexity of the technology involved, the content and duration of the services provided, and the prevailing market price for similar technology and services. The fees are usually settled according to contract terms in two to three installments.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Equity Pledge Agreements. The shareholders of the VIEs entered into share pledge agreements with the relevant PRC subsidiaries. Under the share pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the relevant PRC subsidiaries as collateral for all of their payments due to the PRC subsidiaries and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements, equity disposition agreements, exclusive consulting and service agreements and the business operation agreements. The pledges shall remain effective until all obligations under such agreements have been fully performed. The VIEs are prohibited from declaring any dividends or making any profit distributions during the terms of the pledges. Without the relevant PRC subsidiaries’ prior written consent, no shareholder of the VIEs may transfer any equity interests in the VIEs. If any event of default as provided for therein occurs, the relevant PRC subsidiary, as the pledgee, will be entitled to dispose of the pledged equity interest through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements. These pledges have been recorded on the share registers of each entity and have been duly registered with competent local branches of the State Administration for Industry and Commerce.

Power of Attorney (or Proxy). Each shareholder of the VIEs executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders’ meetings, to exercise voting rights and to appoint directors, a general manager, financial controller and other senior management of the VIEs. The power of attorney (or proxy) is irrevocable and continually valid as long as the principal is the shareholder of the relevant VIE.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

As of December 31, 2011 and 2012, the total assets, liabilities, and equity of the consolidated VIEs were as follows:

	December 31, 2011	December 31, 2012
	RMB (millions)	RMB (millions)
Total assets of the consolidated VIEs	2,109.5	2,182.6

Accounts payable	200.4	473.6
Amounts due to related parties	411.6	69.2
Deferred revenue	136.8	68.7
Taxes payable	90.5	58.5
Other payables and accruals	239.8	257.6
Deferred tax liabilities	26.1	20.0
Total liabilities of the consolidated VIEs	1,105.2	947.6

Total equity of the consolidated VIEs	1,004.3	1,235.0

As of December 31, 2012, the total assets of the consolidated VIEs were mainly comprised of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets, intangible assets, fixed assets, goodwill, deferred tax assets, and other long term assets. These balances are reflected in the Group’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the equity holders of VIEs effectively assigned all of their voting rights underlying their equity interests in VIEs to the Group’s PRC subsidiaries. In addition, through the other aforementioned agreements, the Group demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The Group considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs in the amount of RMB746.9 million as of December 31, 2012 (2011: RMB350.1 million). As all of the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIEs.

For the years ended December 31, 2010, 2011 and 2012, the total net revenues, cost of revenues and net income of the consolidated VIEs were as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB in million	RMB in million	RMB in million
Net revenues of the consolidated VIEs	4,317.7	4,985.7	4,299.2
Cost of revenues of the consolidated VIEs	3,633.4	4,056.9	3,439.0
Net income of the consolidated VIEs	206.9	230.5	215.8

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

In August 2012, the Group entered into an investment agreement to invest up to RMB500 million in Shengzixin Fund, a partnership investment vehicle. The vehicle is managed by Dingguan Investment Holding (Shanghai) Company Limited, a related party under the common control of Shanda Interactive. The Group intends to use its investment towards investing in exceptional developer companies in the gaming market in China delivering content through online games, social network games, and mobile games. The Group had invested RMB250 million as of December 31, 2012, which was held in cash as no investments had been made at that time. As the Group is the only investor and beneficiary at December 31, 2012, the investment vehicle (cash balance) was consolidated in the Group’s consolidated financial statements.

(4)	Foreign currency translation and other comprehensive income (loss)

The functional currency of the Company is the United States dollar (“US$”, “USD” or “U.S. dollars”) and its reporting currency is the Renminbi (“RMB”). The PRC subsidiaries and the VIEs use RMB as their functional currency. Actoz and Eyedentity’s functional currency is the Korean Won (“KRW”). eFusion’s functional currency is the Euro (“Euro” or “€”). The functional currency of the Company’s major subsidiaries other than the PRC subsidiaries, the VIEs, Actoz, Eyedentity, and eFusion is the U.S. dollar.

Assets and liabilities of the Company and its subsidiaries, including the PRC subsidiaries and the VIEs, are translated at the current exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity for the years presented.

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

According to ASC Topic 220, the relevant accounting literature for other comprehensive income, elements of other comprehensive income can be reported net of tax or gross of tax with the aggregate tax effect separately disclosed. The Group's elements of other comprehensive income, which consist of unrealized gains (losses) on marketable securities and currency translation adjustments, do not give rise to income taxes as the related activity is associated with jurisdictions which do not impose income tax or for which the related activity is tax-exempt.

(5)	Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the rate of US$1.00 to RMB6.2301, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2012. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

(8)	Short-term investments

Short-term investments represent bank time deposits with original maturities longer than three months and less than one year. As of December 31, 2011, short-term investments of RMB902.9 million were pledged for bank borrowings of RMB858.8 million. As of December 31, 2012, short-term investments of RMB1,521.6 million were pledged for bank borrowings of RMB1,482.3 million. These included Korean won short term investments of KRW47,500 million (RMB277.8 million) which were pledged for bank borrowings of KRW42,800 million (RMB250.3 million).

(9)	Marketable securities

Marketable securities primarily include available-for-sale marketable equity securities. Marketable securities are classified as short-term based on their high liquidity. Marketable securities are carried at fair market value with unrealized appreciation (or depreciation) reported as a component of accumulated other comprehensive income (or loss) in shareholders’ equity, net of tax ( Note 2(4)). The specific identification method is used to determine the cost of marketable securities disposed. Realized gains and losses are reflected as investment income or losses.

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

During the years ended December 31, 2010, 2011 and 2012, the Group recorded unrealized losses of RMB3.8 million, RMB1.5 million, and an unrealized gain of RMB3.4 million, respectively, as components of other comprehensive income (or loss), net of tax.

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

Affiliated companies are entities over which the Group has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations and comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. The cost method is used for investments over which the Group does not have the ability to exercise significant influence and for which the investments do not have readily determinable fair values. Such investments are recorded and maintained at historical cost, as adjusted for possible impairment losses.

The Group continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. Impairment losses on equity method investments are included in “equity in losses of affiliated companies”. Impairment losses recorded during the years ended December 31, 2010, 2011 and 2012 were nil, RMB5.6 million and RMB7.5 million, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

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

Online game product development costs

The Group recognizes costs to develop its online game products in accordance with ASC 985-20. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the PRC market. During the years ended December 31, 2010, 2011 and 2012, the costs incurred for development of on-line game products were not capitalized after technological feasibility was reached because the time period from the establishment of technological feasibility to the related commercial launch is generally nonexistent or very brief; therefore, related costs during such periods, being immaterial for capitalization, were expensed.

Website and internally used software development costs

The Group recognizes website and internally used software development costs in accordance with ASC 350-40. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. During the years ended December 31, 2010, 2011 and 2012, costs qualifying for capitalization were immaterial and as a result all website and internally used software development costs were expensed as incurred.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

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

Software technologies	0.5 to 6 years
Game engines	3 to 10 years
Non-compete agreements	2.5 to 5 years
Customer databases	2 to 5.5 years
Trademarks	5 or 20 years
In-progress research and development	Indefinite life and subject to impairment testing until completed or abandoned

Gross indefinite-lived in-progress research and development assets totaled RMB95.2 million as of December 31, 2011, relating to historical acquisitions (Note 12). RMB6.0 million of the gross amount had been fully impaired (with write-offs recorded in accumulated impairment) prior to December 31, 2011. After completion of the associated research and development efforts, the remaining RMB 89.2 million of gross carrying value was reclassified to software technologies during the year ended December 31, 2012. The net book value of in-progress research and development assets was zero as of December 31, 2012.

(14)	Goodwill

Goodwill is accounted for at initial recognition and evaluated subsequently according to the provisions of ASC 805, "Business Combinations" and ASC 350, "Intangibles - Goodwill and Other." Goodwill is initially measured as the excess of (i) the total cost of an acquisition, fair value of the non controlling interests, and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of an acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the income statement as a bargain purchase gain. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company’s annual impairment evaluation date, the Company tests impairment of goodwill at the reporting unit level, which is one step below the operating segment level. Under the two step impairment evaluation approach, the fair value of a reporting unit is first determined using an income approach which considers projected cash flows, expenses, and appropriate discount rates tailored to the risk profiles of the specific reporting units, considering more generally the risk profile of the online game sector. Should the fair value of a reporting unit be less than its carrying value (including goodwill), an impairment charge would be then be measured by reference to the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of goodwill, determined in a manner similar to the assignment of purchase price in a business combination. Key factors that are considered by the Company and likely to have a bearing on potential impairments of goodwill include, but are not limited to, (1) recent operating performance and forecasts; (2) generation of, and growth anticipated in, cash flows; (3) the state of the online game business in the respective geographic area; (4) trends in monthly average users/monthly paying users; and (5) the game development pipeline at the business unit level. Based upon application of the two step impairment evaluation approach, no impairment losses were recorded in the years ended December 31, 2010, 2011 and 2012.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

(15)	Other long-term assets

Other long-term assets mainly represent the upfront licensing fees of online games that have not yet been commercially launched and receivables from independent online game companies. Other long-term assets as of December 31, 2011 and 2012 include prepayments in respect of upfront licensing fees paid for new games of RMB309.6 million and RMB171.1 million, respectively. Receivables from independent online game companies as of December 31, 2011 and 2012 amounted to RMB17.0 million and RMB21.4 million, respectively.

(16)	Impairment of long-lived assets and intangible assets

Long-lived assets including finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Group had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. During the years ended December 31, 2010, 2011 and 2012, the Group recognized impairment losses of nil, RMB23.2 million and nil for its intangible assets, respectively, and RMB10.2 million, RMB49.6 million and RMB15.0 million for its other long-term assets, respectively. Impairments of other long-term assets recognized in product development expenses consisted of prepaid upfront license fees on certain games that did not continue in the game development cycle as a result of beta testing; accordingly, such fees were fully expensed. As the assets subject to impairment were fully written off, no fair value measurement disclosures for non-recurring fair value measurements were considered warranted as remaining basis in the written-off assets was zero.

(17)	Financial instruments

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, short-term investments, time deposits with maturities over one year, marketable securities, accounts receivable, prepayments and other current assets, forward contracts, amount due from/to related parties, short-term borrowings, accounts payable, license fees payable, and other payables and accruals (Note 15).

The Group has from time to time entered into foreign exchange forward contracts with certain banks to reduce the Group’s exposure to significant changes in exchange rates between RMB and certain foreign currencies. These contracts are not designated as hedges pursuant to relevant accounting guidance and are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations and comprehensive income within “other income” (Notes 5 and 22).

(18)	Revenue recognition

Online game revenues generated in China

The Group derives substantially all of its revenues from in-game virtual items and game usage fees purchased by game players to play its Massively Multiplayer Online Role-Playing Games (“MMORPGs”, a recognized gaming industry term) and advanced casual games.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The Group entered into various arrangements with subsidiaries that are under common control of Shanda. Pursuant to the Amended and Restated Cooperation Agreement between Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”), Nanjing Shanda Networking Co., Ltd. (“Nanjing Shanda”), and Shanghai Shengzhan Networking Co., Ltd. (“Shanghai Shengzhan”), which are related parties under the common control of the Group’s parent, Shanda, on the one hand, and the VIEs, on the other hand, the Group engaged Shanda Networking on an exclusive basis to provide customer and other game support services until September 10, 2014. The cooperation agreements will be automatically extended for one year, unless otherwise terminated. Pursuant to a sales agency agreement, from July 1, 2008 to May 1, 2011, the Group engaged Shengfutong as the sales agent on an exclusive basis to provide agency services in selling pre-paid cards to third party distributors and retailers. On May 1, 2011, the Group terminated the sales agency agreement with Shengfutong and entered into a sales agency agreement with Tianjin Shengjing Trade Co., Ltd. (“Shengjing”), a related party of Shengfutong, which was further amended and supplemented in March 2012 pursuant to which Shengjing serves as the sales agent for the distribution of our prepaid cards until June 30, 2023. The economic terms of this agreement are substantially the same as the terms of the agreement with Shengfutong.

The Group has assessed its relationship and arrangements with Shanda Networking and Shengjing under ASC 605-45 regarding gross versus net reporting of revenue, and has concluded that reporting the gross amount equivalent to the amount that Shengjing receives from the sale of pre-paid game cards to distributors or retailers, which is subsequently activated and charged to the respective game accounts by players as deferred revenue, is appropriate as the Group is the primary obligor and it fulfills the online game services desired by the customers.

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

Since 1 January 2012, a Pilot Program transitioned specified industries from business tax to value added tax for entities located in Shanghai. This round of reform covered certain "Modern Service Industries," which includes research, development and technological services, information technology services, cultural innovation services, and certain other areas. The Pilot Program affected the PRC subsidiaries Shengqu and Lansha, whose applicable rates shifted from the business tax rate of 5% to the value added tax rate of 6% from 1 Janaury 2012 onwards.

PRC subsidiaries are subject to business tax or value added tax and related surcharges on the gross receipt earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 3% to 17%. In the accompanying consolidated statements of operations and comprehensive income, business tax, value added tax and related surcharges for revenues derived from on-line games are deducted from gross receipts to arrive at net revenues.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The overseas game operations revenue is recognized by means of the online game revenue recognition principles described in the preceding section for online game revenues generated in China.

Overseas game revenues amounted to approximately RMB104.6 million, RMB229.9 million and RMB274.9 million during the years ended December 31, 2010, 2011 and 2012, respectively.

Advertising revenues are derived from online advertising whereby the Company allows advertisers to place advertisements on particular areas of its platform, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Advertising revenues amounted to approximately RMB59.1 million, RMB56 million and RMB18.6 million during the years ended December 31, 2010, 2011 and 2012, respectively.

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

Cost of revenues consists primarily of platform service fees, upfront and ongoing licensing fees, salaries and benefits, share-based compensation, depreciation and amortization expenses and other expenses incurred by the Group and are recorded on an accrual basis.

(22)	General and administrative

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, professional service fees, business tax and value added tax expense, share-based compensation, and other expenses. The business tax and value added tax expense primarily relates to service and licensing fees paid by the VIEs to the PRC subsidiaries or by PRC subsidiaries to overseas subsidiaries.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

(24)	Sales and marketing

Sales and marketing costs consist primarily of advertising and market promotion expenses, salaries and benefits, share-based compensation, and other expenses incurred by the Group’s sales and marketing personnel, and the agency expenses paid to Shengjing. Sales and marketing costs are recorded on an accrual basis. Advertising and marketing promotion expenses amounted to approximately RMB199.3 million, RMB169.5 million and RMB165.4 million during the years ended December 31, 2010, 2011 and 2012, respectively.

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

In accordance with ASC 718, the Group has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. Compensation cost should be accrued if it is probable that a performance condition will be achieved and should not be accrued if it is not probable that a performance condition will be achieved.

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

The Group follows ASC 740-10-25 guidance regarding uncertain tax positions which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Group did not have any interest and penalties associated with uncertain tax positions and did not have any material liabilities for unrecognized tax benefits arising from uncertain tax positions for the years ended December 31, 2010, 2011 and 2012.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

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

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off accumulated losses, enterprise expansion, or increasing registered capital. The enterprise expansion fund can be used to expand production and operations or to increase registered capital.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended December 31, 2010, 2011 and 2012, the Group made total appropriations to these statutory reserves of approximately RMB14.5 million, RMB5.5 million and RMB2.7 million, respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

Korea

Actoz and Eyedentity are required to appropriate, as the legal reserves, the amount equivalent to a minimum of 10% of cash dividends paid until such reserves equals 50% of their issued capital stock in accordance with the Commercial Code of Korea. The reserves are not available for the payment of cash dividends, but may be transferred to capital stock by an appropriate resolution of the company’s board of directors or used to reduce accumulated deficit, if any, with the ratification of the company’s majority shareholders. The Group made no appropriations in 2010 and 2011. An appropriation of approximately KRW648.9 million (RMB3.8 million) was made in 2012.

(29)	Dividends

No dividend was declared by the Company in 2010. In November 2011, the Company declared cash dividends in the aggregate amount of US$289.7 million (equivalent to RMB1,823.3 million) or US$0.51 per ordinary share (US$1.02 per American Depositary Share (ADS)) to all shareholders or ADS holders of record as of December 20, 2011 (the "record date"). The cash dividends of US$286.8 million (equivalent to RMB1,810.0 million) were paid in 2012. Dividends of US$208.6 million were paid to the Company’s parent company and controlling shareholder, Shanda Interactive Entertainment Limited.

Relevant laws and regulations permit payments of dividends by the PRC and Korean subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations (see Note 2(28)).

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside China, if any, or expenditures denominated in foreign currencies.

(30)	Earnings per share

Basic earnings per ordinary share attributable to Shanda Games Limited’s shareholders are computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share attributable to Shanda Games Limited’s ordinary shareholders are computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units and are accounted for using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive. The Group does not separately present earnings per share for Class A and Class B ordinary shares as each class of shares has the same rights to earnings and dividend distributions.

(31)	Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive gain/(loss), as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustments and unrealized gain/(loss) on marketable securities.

(32)	Segment reporting

Based on the criteria established by ASC 280, the Company currently operates and manages its business as a single operating and single reportable segment, whose business is developing and operating online games. As the Group generates substantially all of its revenues from customers in the PRC, no geographical segments are presented. In addition, substantially all of the Group’s long-lived assets are located in the PRC.

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, time deposits with maturity over one year, marketable securities, accounts receivable, amounts due from/to related parties, prepayments and other current assets, short-term borrowings, accounts payable, licensing fees payable, and other payables and accruals.

As of December 31, 2011 and 2012, the carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from/to related parties, prepayments and other current assets, short-term borrowings, accounts payable, licensing fees payable, other payables and accruals approximated their fair values. Accounts receivable, amounts due from/to related parties, prepayments and other current assets, accounts payable, licensing fees payable, and other payables and accruals, which are measured at carrying value, would represent Level 3 fair value measurements if carried at fair value due to the presence of significant unobservable inputs. In a similar fashion, the Group’s cash and cash equivalents, short term investments, and short term borrowings would represent Level 2 measurements due to the presence of significant observable inputs such as interest rates.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

On a recurring basis, the Group measures (measured) the marketable securities and foreign currency forward contracts at fair value. The marketable securities are measured on the basis of actual prices quoted in actively traded markets for the related common shares. Fair value is developed for the foreign currency forward contracts based upon the terms underlying the forward contracts and commonly accepted valuation methodologies for currency forwards based upon discounted cash flow analysis, with reference to observable inputs such as forward rates available in the marketplace.

As of December 31, 2011 and 2012, information about the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows (based on the classification of the inputs):

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities – Common stock	3,837	3,837	—	—

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities – Common stock	7,221	7,221	—	—
Derivative liability- foreign currency forward contracts	(9,312)	—	(9,312)	—
(included in “Other payables and accruals ” in balance sheet) (Note 15, 22)

During the historical periods presented, there were no transfers between fair value measurements categorized as level 1 or level 2.

On a non-recurring basis from time to time, the Group writes off certain specific license fee assets. These assets represent prepaid upfront license fees related to game intellectual property licensed from third parties which are included in other long-term assets or intangible assets at their original contractual values (representing fees paid to third parties under the contractual arrangements). As triggered by factual circumstances, the Group evaluates the prepaid fees for games for which the commercial viability is uncertain or game development does not successfully pass the testing phase and fully writes off the contractual value of related fees paid. During the years ended December 31, 2010, 2011 and 2012, the Group recognized impairment losses of nil, RMB23.2 million and nil for its intangible assets, respectively, and RMB10.2 million, RMB49.6 million and RMB15.0 million for its other long-term assets, respectively. The Group has not presented tabular disclosures or further qualitative information regarding fair value for these level 3-classified assets because the related fees have been fully written off; accordingly, the related fair values are zero for any balance sheet date.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

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

Beginning from January 1, 2011, the Group combined its net revenues from MMORPGs and advanced casual games into online game revenues generated in China as the Group believes that the Group’s advanced casual games share many similar features of the Group’s MMORPG games, but are quite different when compared to the casual games that are available on social networking sites. The year-over-year comparison of online game revenues generated in China and other revenues has been reclassified for 2010 and 2011 to conform to this presentation.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Recently Effective

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011 and was adopted effective January 1, 2012. The adoption of this guidance did not have an impact on the consolidated financial statements other than expanded disclosures in the fair value footnote.

In June 2011 the FASB issued Accounting Standards Update 2011-05, “Comprehensive Income: Presentation of Comprehensive Income.” The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued Accounting Standards Update 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income.” This Update indefinitely deferred only the specific requirement in ASU 2011-05 to present reclassification adjustments for each component of other comprehensive income on the face of the financial statements. ASU 2011-05 and ASU 2011-12 were effective retrospectively for interim and annual periods beginning after December 15, 2011 and were adopted by the group effective January 1, 2012. In February 2013, the FASB issued Accounting Standards Update 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which closed the indefinite deferral. Specifically, ASU 2013-02, which is effective, with only prospective disclosure required, for public companies for interim and annual periods beginning after December 15, 2012, provides reporting entities the option to present the effect of reclassification adjustments either parenthetically on the face of the financial statements or in a separate dedicated footnote. The adoption of ASU 2011-05 did not impact the consolidated financial statements as the Group already presented, and presents, a continuous statement of operations and comprehensive income. The adoption of ASU 2013-02 (beginning January 1, 2013) is expected to have minimal impact as the periodic amounts for reclassifications of unrealized gains (losses) on marketable securities to net income upon realization are insignificant.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

In September 2011, the FASB issued Accounting Standards Update 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08). Under the revised guidance, entities testing for goodwill impairment have an option of performing a qualitative assessment before calculating the fair value for a reporting unit (i.e., Step 1 of the traditional goodwill impairment test). If an entity determines, on a basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the first step of the two-step impairment test would be required. If it is not more likely than not that the fair value of a reporting unit is less than the carrying value, then goodwill is not considered to be impaired. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill at least annually for impairment. This ASU is effective for interim and annual periods beginning after December 15, 2011, and the Group adopted the guidance effective January 1, 2012. The adoption of this guidance did not change, nor would it be expected to change, the conclusions reached in periodic impairment evaluations for goodwill; moreover, the Group utilized the traditional two-step quantitative approach for all of its reporting units.

Recently Issued

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on financial position. ASU 2011-11 is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The ASU 2013-01 amendments clarify that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASC 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU 2011-11. The adoption of this guidance is expected to have minimal impact, if any, on the Group’s financial statements due to the lack of or infrequent use of derivative instruments.

In July 2012, the FASB issued ASU 2012-02, “Intangibles – Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment” (ASU 2010-012). This ASU applies to all entities that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the ASU, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that an indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments to the guidance are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Group will adopt this guidance beginning January 1, 2013; the adoption is not expected to impact the financial statements as the conclusions reached under a qualitative assessment approach, versus a strictly qualitative approach, should be similar for the Group’s limited indefinite-lived intangible assets.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

4.	BUSINESS COMBINATIONS

The Group completed the following acquisitions during the years ended December 31, 2010, 2011 and 2012:

Acquisition completed in 2012

In July 2012, the Group acquired a 70% equity interest in eFusion, a game operating company which mainly provides services in Germany, for cash consideration of €2.3 million (approximately RMB18.4 million). Total identifiable intangible assets acquired of approximately RMB12.3 million mainly represented the trademark and customer database. The weighted average amortization period for the identifiable intangible assets acquired is 5 years. The goodwill associated with this acquisition was RMB0.7 million. The non-controlling interest arising from this acquisition was RMB5.5 million.

Based on an assessment of the acquired company’s financial performance made by the Group and the amounts involved in the acquisition, this acquisition is not material to the Group. Accordingly, presentation of the purchase price allocation, pro forma financial information, and other disclosures was not warranted.

Acquisition completed in 2011

In April 2011, the Group acquired a 51.85% equity interest in a game operating company which mainly provides services in East Asia, for total consideration of US$3.0 million (approximately RMB18.9 million) in cash and assumption of liabilities of RMB10.4 million. Total identifiable intangible assets acquired of approximately RMB25.7 million mainly represent a trademark, software technology and customer database. The weighted average amortization period for the identifiable intangible assets acquired is 4.4 years. The goodwill associated with this acquisition was RMB5.2 million. Certain non-controlling shareholders have a right to require the Group to purchase the outstanding non-controlling interests held by them after the completion of the acquisition at a fixed price if the game operating company fails to complete an initial public offering before 2014. Therefore, upon the date of consolidation, the related non-controlling interests were recognized at fair value (using an income approach to measurement) and are presented as redeemable non-controlling interests in the consolidated balance sheet. As the initial public offering of the game acquiree cannot be anticipated or considered probable until it happens, the redemption of the non-controlling interests is considered probable and accretion of RMB0.6 million in the redemption value was recognized in retained earnings to adjust the initial carrying amount to the redemption value of RMB14.0 million at the consolidation date. No further accretion adjustments were required after the consolidation date.

Based on an assessment of the acquired company’s financial performance made by the Group and the amounts involved in the acquisition, this acquisition was not material to the Group. Accordingly, presentation of pro forma financial information with regard to a summary of the results of operations for the acquisition completed in 2011 is not necessary.

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The fair value of identifiable intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Goldcool’s business. The weighted average amortization period for the identifiable intangible assets acquired was 7.2 years. Purchased in-progress research and development of RMB23.9 million was capitalized as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. Total goodwill of RMB25.1 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining game operations of the Group and Goldcool and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition.

(2)	Mochi Media, Inc. (“Mochi”)

Acquisition of Mochi

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

The Group also granted 2,068,219 restricted shares to the employees of Mochi on the acquisition date. The restricted shares vest over 2 to 4 years and were considered awards for post combination services. As result, the compensation expense is being recognized on straight line basis over the vesting period.

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

The fair value of identifiable intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Mochi’s business. The weighted average amortization period for the identifiable intangible assets acquired was 14.1 years. Total goodwill of RMB163.6 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining game operations of the Group and Mochi and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Subsequent divestiture of Mochi

At the end of March 2012, the Group closed the transfer of 100% of the equity interests in Mochi to Shanda Online Entertainment Limited (“Shanda Online”), a wholly-owned subsidiary of Shanda, in exchange for 6.2% of the equity interests of Shanda Online. The transaction was primarily driven by the Group’s strategy to focus on more intensive-play or advanced online games, versus the games offered on Mochi’s platform, which are mostly mini casual games. Mochi’s business model, which is centered on distribution and network services for online games, as well as the provision of advertising services, is also different from the Group’s core business model.

As the share swap transaction occurred between entities under the common control of Shanda, no gain or loss was recognized in the Group's statement of operations. After the closing of the transfer, the Company deconsolidated Mochi at its net carrying amount of RMB370.7 million and recorded the 6.2% equity interest in Shanda Online of RMB127.4 million at Shanda’s carry–over basis as a long-term investment (under the cost method) included in “investment in affiliated companies” on the consolidated balance sheet. The excess of RMB243.4 million of the net carrying amount deconsolidated for Mochi over the 6.2% equity interest acquired in Shanda Online was treated as a contribution to Shanda, and was recognized as a charge of RMB244.0 million to additional paid-in capital and an increase of RMB0.6 million in other comprehensive income.

The Group has not reflected the divestiture of Mochi as a discontinued operation for accounting purposes as the Group will have continuing involvement with Mochi on a prospective basis.

(3)	Eyedentity

On September 1, 2010, the Group acquired all of the equity interests of Eyedentity, one of the leading online game developers in Korea. Pursuant to the acquisition agreement, the total purchase consideration was US$76.5 million (approximately RMB520.8 million) in cash. As of December 31, 2012, non-contingent purchase consideration of RMB10.0 million due on the third anniversary of the acquisition date had not yet been paid and is included as an acquisition related obligation in other payables and accruals.

The Group will pay US$2.8 million to purchase all outstanding stock options issued by Eyedentity on the acquisition date. The consideration was allocated between pre-combination and post-combination services for US$1.6 million and US$1.1 million, respectively. The pre-combination component was included as purchase consideration in the business combination and the post-combination component is being recognized as share based compensation expense on a straight line basis over the remaining vesting period. In addition, the Group will also pay the shareholders US$15.9 million (RMB98.9 million) if they continue to provide service to Eyedentity in the three years after the acquisition. Amounts due under this arrangement are expected to be paid in 2013 upon the satisfaction of the employment conditions and are included in “other payables and accruals” on the consolidated balance sheet. For the years ended December 31, 2010, 2011 and 2012, the Group accrued expense in the amounts of RMB14.8 million, RMB29.6 million and RMB33.1 million, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The fair value of identifiable intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Eyedentity’s business. The weighted average amortization period for the identifiable intangible assets acquired was 6.7 years.

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

On October 10, 2012, Games International, a Singaporean subsidiary of the Group which previously was the 100% owner of Eyedentity, closed the sale of 532,066 common shares of Eyedentity or 20.5% of Eyedentity’s outstanding equity interests, to the Group’s majority-owned (51% owned) Korean subsidiary Actoz for cash consideration, due in two installments, of KRW113.5 billion (US$106.6 million or RMB643.7 million). As of December 31, 2012, Actoz paid the initial payment of KRW60.0 billion (US$53.9 million or RMB339.9 million). The amount remitted to Games International reflected the KRW60.0 billion net of tax withholding for Korean capital gains tax and securities transaction tax of KRW13.0 billion (US$11.7 million or RMB73.7 million). The second installment payment of KRW53.6 billion (US$48.2 million or RMB303.8 million) will be paid to Games International before the first anniversary of the closing date, with interest accrued at the rate of 3.7% per annum. After the closing of the sale, as Eyedentity's controlling shareholder, the Group continued to consolidate Eyedentity in its consolidated financial statements. This transfer of a portion of Eyedentity’s equity to Actoz was undertaken on the basis of enhancing Actoz’s publishing capabilities as Eyedentity has strong game intellectual properties as well as better aligning Eyedentity and Actoz for research and development cooperation.

The Eyedentity share transfer occurred between entities under common control. Accordingly, no gain or loss was recognized in the Group's results of operations. Games International de-recognized 20.5% of the net assets of Eyedentity with amount of RMB111.3 million for cash consideration of RMB643.7 million at the transaction date. The difference of RMB532.4 million represented a contribution to Games International credited to Games International’s equity. However, because the transaction effectively resulted in a deemed contribution of equity from Actoz to Games International, the portion of the deemed contribution attributable to Actoz’s 49% non-controlling interest, or RMB260.0 million, was charged to equity attributable to non-controlling shareholders. The transaction-related capital gains tax was apportioned to the Group’s controlling interest in Actoz and the non-controlling interests in Actoz based upon the relative ownership percentages. Of the total tax of RMB73.7 million, RMB36.4 million attributable to the controlling interest was charged to income tax expense, with the balance of RMB37.3 million charged to equity for the portion attributable to the transaction with the non-controlling interests of Actoz.

(4)	Unaudited Pro Forma information on 2010 acquisitions

The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2010, as if the respective acquisitions had occurred on January 1, 2010, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of the period, and may not be indicative of future operating results.

Year Ended December 31, 2010
Unaudited
RMB
Net revenues	4,525,472
Net income	1,285,234
Earnings per ordinary share
Basic	2.25
Diluted	2.25

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The pro forma net income for 2010 includes RMB14.4 million for the amortization of identifiable intangible assets, as well as RMB3.5 million for the amortization of deferred tax liabilities using the actual effective income tax rate of the respective acquired businesses in 2010.

(5)	Other acquisitions

In July 2010, the Group acquired all of the equity interests of a global micropayment solution provider, which mainly provides the service in South East Asia. Pursuant to the acquisition agreement, the total purchase consideration was US$2.5 million (approximately RMB17.0 million) in cash. Total identifiable intangible assets acquired of approximately RMB13.7 million mainly represent the trademark and billing platform. The weighted average amortization period for the identifiable intangible assets acquired was 15.2 years.

Based on an assessment of other acquired companies’ financial performance and the amounts involved in the acquisitions, none of the acquired companies on their own or in total is (are) considered material to the Group. Therefore, pro forma financial information with regard to a summary of the results of operations of the Group for the other business combinations completed in 2010 is not necessary.

5.	OTHER INCOME

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Government financial incentives	232,302	184,961	146,273
Foreign exchange (loss) / gain	(5,164)	25,852	(3,408)
Loss recognized on foreign currency forward contracts (Note 22)	—	—	(22,476)
Bank charges	(410)	(10,296)	(18,823)
Donation expenses	(5,812)	(1,092)	(182)
Others	6,007	(5,175)	(10,247)
	226,923	194,250	91,137

Government financial incentives represent cash subsidies received from the government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income when received. Other cash subsidies received from the government, for which the Group has to meet certain obligations, are initially recorded as liabilities and recognized as other income upon fulfilling the obligations.

Bank charges represent fees assessed by third party banks in relation to various short-term borrowings drawn from the banks by the Group (Note 14) and are expensed at the time they are incurred due to the short term nature of the borrowings (generally one year or less) and the insignificance of the charges to the Group’s results of operations.

6.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong were subject to a 16.5% tax rate for the years ended December 31, 2010, 2011 and 2012, respectively. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.

Singapore

Games International is subject to income tax on taxable income as reported in its statutory financial statements adjusted in accordance with Singapore income tax legislation. Games International was subject to an income tax rate of 17% for the years ended December 31, 2010, 2011 and 2012.

Germany

eFusion is subject to income tax on taxable income as reported in its statutory financial statements adjusted in accordance with Germany income tax law. eFusion was subject to an income tax rate of 15% for the year ended December 31, 2012.

China

The PRC Corporate Income Tax Law, among other things, impose a unified income tax rate of 25% for both domestic and foreign invested enterprises.

Relevant governmental regulatory authorities have established qualification criteria, application procedures and assessment processes for “high and new technology enterprises”, which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a “high and new technology enterprise” is re-assessed by the relevant PRC governmental authorities every three years.

Shengqu, Shanghai Shulong and Chengdu Aurora were recognized as “high and new technology enterprises” in 2008 and enjoyed the 15% preferential rate status through the end of 2010. After the qualification expired on December 31, 2010. Shengqu and Chengdu Aurora reapplied for the qualification in 2011 and were approved. These two entities are therefore entitled to a preferential tax rate of 15% for 2011, 2012 and 2013. Shanghai Shulong was subject to 25% income tax rate in 2011 and 2012. In 2010, Lansha also obtained the “high and new technology enterprise” for a three-year period which expired December 31, 2012. In 2012, Shengji obtained approval for “high and new technology enterprise” status which is effective for three years from 2012 to 2014.

In April 2010, Shengji, as “a software development enterprise,” was granted a two-year EIT exemption followed by a three year 50% EIT reduction on its taxable income, which is effective retroactively from January 1, 2009. However in 2012, Shengji was assessed by the relevant tax bureau and asked to pay additional tax charges of RMB21.9 million because Shengji did not qualify to enjoy the preferential tax rate of 12.5% for the year of 2011. The retroactive tax charges were recorded in 2012 as income tax expense. Beyond the immaterial additional tax charge for Shengji in 2012, the Group did not have any other material uncertain tax positions. Accordingly, the applied tax rates for 2010, 2011 and 2012 for Shengji were 0%, 25% and 15%, respectively.

As Chengdu Aurora also qualified as a “software development enterprise,” it was granted a three year 50% EIT”) reduction on its taxable income from 2009 to 2011. The applicable tax rates for 2010, 2011 and 2012 for Chengdu Aurora were 12.5%, 12.5% and 15%, respectively.

The Corporate Income Tax Law also imposes a 10% withholding tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Where an appropriate tax treaty is in place between the PRC and another relevant jurisdiction, rates below 10% may be available. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. The Group accrued no withholding taxes in 2010 as there were no dividend distributions in the year ended December 31, 2010. In 2011 and 2012, in light of the special dividend declared to shareholders described in Note 2(29) and the necessity of distributing a portion of accumulated profits for such dividend, and the possibility of dividends in the future based upon past experience, withholding tax was accrued, and continues to be accrued, based on a 5% tax rate. Amounts accrued and recognized in income tax expense were RMB116.5 million and RMB54.5 million, respectively in 2011 and 2012, for all the undistributed profits in the PRC subsidiaries.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Korea

Actoz and Eyedentity are subject to income tax on taxable income as reported in their statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea (the “Korea Income Tax Laws”). Under the Korean Income Tax Laws, corporations were subject to a tax rate of 11% for the years ended December 31, 2010, 2011 and 2012(or 24.2% if the corporation’s taxable income was greater than KRW200 million for such year). The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws. Actoz and Eyedentity were subject to a tax rate of 24.2% in 2010, 2011 and 2012.

Pursuant to the Korea Income Tax Laws, dividends distributed by a foreign invested enterprise to its immediate holding company outside Korea will be subject to 15% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with Korea that provides for a different withholding arrangement. According to the Korea and Singapore Taxation Arrangement, dividends paid by a foreign invested enterprise in Korea to its direct holding company in Singapore will be subject to withholding tax at a rate of no more than 10% (if the foreign investor owns directly at least 25% of the shares of the foreign invested enterprise, which continues to be true after Games International’s sales of 20.5% of Eyedentity’s equity interests to Actoz) Eyedentity planned to distribute dividends to Games International in 2012, and withholding tax was accrued at 10% in the amounts of RMB17.5 million and RMB5.5 million in 2011 and 2012, respectively. The accrued withholding tax was fully paid in 2012.

Composition of income tax expense

Earnings before income taxes for the years ended December 31, 2010, 2011, and 2012 were taxed within the following jurisdictions (where “mainland” excludes Hong Kong):

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
PRC mainland entities	1,640,669	1,662,221	1,583,250
Non-PRC mainland entities	(30,274)	119,050	(6,912)
Total	1,610,395	1,781,271	1,576,338

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income during the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Current income tax expense
PRC mainland entities	237,793	302,621	267,397
Non-PRC mainland entities	72,325	98,441	112,833
Total	310,118	401,062	380,230
Deferred income tax expense (benefit)
PRC mainland entities	4,584	(14,962)	12,505
Non-PRC mainland entities	(14,350)	(34,800)	(33,933)
Total	(9,766)	(49,762)	(21,428)
Withholding tax
PRC mainland entities	—	—	—
Non-PRC mainland entities	—	133,978	59,960
Total	—	133,978	59,960
Income tax expense
PRC mainland entities	242,377	287,659	279,902
Non-PRC mainland entities	57,975	197,619	138,860
Total	300,352	485,278	418,762

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliations between the statutory rate and the Group’s effective tax rate for the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Effect of qualified lower tax rates awarded to certain PRC entities	(12)%	(8)%	(8)%
Tax rate effect related to overseas subsidiaries	—	—	—
Effect of withholding taxes	—	8%	4%
Effect of change in valuation allowance	4%	1%	3%
Non-deductible expenses incurred in PRC	1%	1%	—
Tax paid for the sale of equity interests in Eyedentity to Actoz	—	—	2%
Others	1%	—	1%
Effective income tax rate	19%	27%	27%

The effect of qualified lower tax rates awarded to certain PRC entities, as included in the preceding and following tables, specifically refers to the reduced statutory tax rates awarded by relevant authorities to certain PRC entities for defined periods to “high and new technology enterprises” and “software development enterprises” as described earlier. The aggregate amount and per share effect of the qualified lower tax rates are as follows:

	For the years ended December 31,
	2010	2011	2012
(in thousands, except per share data)	RMB	RMB	RMB
Aggregate effect	195,935	145,224	131,127
Basic ordinary share effect	0.34	0.26	0.24
Diluted ordinary share effect	0.34	0.26	0.24

Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2011	December 31, 2012
	RMB	RMB
Deferred tax assets
Licensing fees and related costs and deferred revenues	31,317	29,704
Temporary differences related to deductible expenses	42,831	54,903
Other temporary differences	37,803	19,317
Foreign tax credits of Actoz and Eyedentity	174,938	200,264
Development costs	3,433	1,563
Less: Valuation allowance	(189,219)	(215,080)
Total deferred tax assets, net of valuation allowance	101,103	90,671
Deferred tax liabilities
Intangible assets arising from business combinations	260,186	102,420
Withholding taxes	72,910	53,516
Total deferred tax liabilities	333,096	155,936

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Movement of valuation allowances

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of year	123,949	180,169	189,219
Current year additions	56,220	9,050	37,172
Current year disposal due to divestitures	—	—	(11,311)
Balance at end of year	180,169	189,219	215,080

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2010, 2011 and 2012, the majority of valuation allowances were provided because it was more likely than not that the Group would not be able to utilize certain foreign tax credit carry forwards generated by a subsidiary. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase net income when those events occur. In 2012, a portion of the valuation allowance was de-recognized as a result of the divestiture of Mochi.

As of December 31, 2012, total tax credit carry forwards of KRW12,960 million (equivalent to RMB75.8 million), KRW9,539 million (equivalent to RMB55.8 million), KRW11,287 million (equivalent to RMB66.0 million) and KRW555 million (equivalent to RMB3.2 million) will expire in 2015, 2016, 2017 and 2018, respectively.

7.	EARNINGS PER SHARE

Basic and diluted earnings per ordinary share attributable to the Company’s shareholders are calculated in accordance with ASC 260, “Earnings Per Share.” Earnings per ordinary share do not differ between Class A and Class B ordinary shares, as there are no differences between the share classes as it relates to distributions of earnings. Reconciliations of the numerator and denominator of the per-share computations for the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the years ended December 31,
	2010	2011	2012
(in thousands, except share and per share data)	RMB	RMB	RMB
Numerator:
Net income attributable to Shanda Games Limited’s ordinary shareholders for basic and diluted earnings	1,288,821	1,264,316	1,113,430
Denominator:
Weighted-average ordinary shares outstanding for basic calculation	570,645,594	567,138,809	554,813,612
Dilutive effect of share options	149,463	39,884	28,461
Denominator for diluted calculation	570,795,057	567,178,693	554,842,073
Net income per ordinary share attributable to Shanda Games Limited’s shareholders -basic	2.26	2.23	2.01
Net income per ordinary share attributable to Shanda Games Limited’s shareholders -diluted	2.26	2.23	2.01

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

For 2010, 2011 and 2012, the Group excluded 33,587,516, 30,448,623 and 27,646,400, respectively, outstanding weighted average stock options and restricted shares from the calculation of diluted earnings per common share because their effects were anti-dilutive.

8.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2012 include cash balances held by the VIEs of approximately RMB536.2 million. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 27). However, these cash balances can be utilized by the Group for its normal operations pursuant to various agreements which enable the Group to substantially control the VIEs as described in Note 2(3) for its normal operations.

Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$96.1 million and US$56.1 million (approximately RMB605.0 million and RMB352.7 million) as of December 31, 2011 and 2012, respectively, and cash balances denominated in Korean Won of approximately KRW10,568.0 million and KRW14,214.9 million (approximately RMB61.8 million and RMB83.1 million) as of December 31, 2011 and 2012, respectively.

9.	ACCOUNTS RECEIVABLE

	December 31, 2011	December 31, 2012
	RMB	RMB
Accounts receivable	75,866	112,482
Less: Allowance for doubtful accounts	(3,109)	(6,636)
	72,757	105,846

The movements of the allowance for doubtful accounts during the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of year	2,041	3,919	3,109
Add: Current year additions	3,420	1,752	3,696
Less: Current year reversal	(30)	—	—
Current year write-offs	(1,512)	(2,137)	(204)
Foreign currency translation	—	(425)	35
Balance at end of year	3,919	3,109	6,636

10.	INVESTMENTS IN AFFILIATED COMPANIES

The following table includes the Group’s carrying amounts and percentages of ownership of the investments in affiliated companies under the equity and cost methods as of December 31, 2012 and the carrying amounts as of December 31, 2011:

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

	December 31, 2011	December 31, 2012
	RMB	RMB	Percentage Ownership
Investment in affiliated companies under the equity method:
Beijing Chenkang Technology Co., Ltd ("Beijing Chenkang")	9,820	8,722	25%
Shanghai Maishi Information Technology Co., Ltd. ("Shanghai Maishi")	4,578	4,237	20%
WIP-KIF MCI Investment Fund("MCI Investment Fund")	4,186	5,912	27%
Chengdu Awata Network Technology Co., Ltd. ("Chengdu Awata")	3,989	—	20%
Beijing Yicheng Tianxia Technology Co., Ltd. ("Beijing Yicheng Tianxia")	3,460	—	40%
Anipark Co., Ltd. (“Anipark”)	3,077	1,550	11%
Shanghai Lantian Information Technology Co., Ltd. ("Shanghai Lantian")	2,690	—	23%
Shanghai Shimai Information Technology Co., Ltd ("Shanghai Shimai")	2,050	1,181	25%
Shanghai Siyuan Digital Technology Co.; Ltd ("Shanghai Siyuan"	1,941	1,916	20%
Shanghai Qiyu Information Technology Co., Ltd. (“Shanghai Qiyu”)	829	—	20%
Fuzhou Lingyu Computer Technology Co., Ltd. (“Fuzhou Lingyu”)	319	—	30%
Xiamen Lianyu Science and Technology Co., Ltd. (“Xiamen Lianyu”)	297	—	30%
Chongqing Xiaoheiwu Technology Co., Ltd. (“Chongqing Xiaoheiwu”)	38	—	23%
Shanghai Shengduo Network Technology Co.,Ltd ("Shanghai Shengduo")	—	8,842	40%
Shanghai Ningle Technology Co.,Ltd ("Shanghai Ningle")	—	8,759	40%
AKG Investment Co., Ltd ("AKGI Fund")	—	5,783	17%
Fuzhou Shudong Network Technology Co.,Ltd ("Fuzhou Shudong")	—	1,675	30%
Chengdu Yunyou Network Technology Co.,Ltd ("Chengdu Yunyou")	—	1,277	30%
Others	8	312	20%-40%
Investment in affiliated companies under the cost method:
Zhejiang Shengwang Huashi Technology Co.,Ltd ("Zhejiang Shengwang")	600	600	6%
Shanda Online Entertainment Limited (“Shanda Online”)	—	127,387	6%
Giant Dream Co., Ltd ("Giant")	—	8,773	8%
Total	37,882	186,926

The movements of the investments in affiliated companies are as follows:

	Balances at January 1, 2010	Investments	Share of Profits / (Losses)	Other Equity Movement	Balances at December 31, 2010
	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Anipark	6,751	—	(3,851)	123	3,023
Shanghai Qiyu	829	—	—	—	829
Xiamen Lianyu	505	—	(208)	—	297
Fuzhou Lingyu	319	—	—	—	319
Beijing Yicheng Tianxia	—	8,000	(158)	—	7,842
Shanghai Maishi	—	4,800	429	—	5,229
Chengdu Awata	—	5,000	—	—	5,000
Shijiazhuang Hailan Online Game Development Co., Ltd. ("Shijiangzhuang Hailan")	—	4,000	(339)	—	3,661
Shanghai Lantian	—	3,000	(134)	—	2,866
Shenzhen Youyou Digital Technology Co., Ltd.(“Shenzhen Youyou”)	123	3,000	(926)	—	2,197
Chongqing Xiaoheiwu	—	—	151	—	151
Others	176	202	(340)	—	38
Total	8,703	28,002	(5,376)	123	31,452

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

	Balances at January 1, 2011	Investments	Share of Profits / (Losses)	Impairment	Other Equity Movement	Balances at December 31, 2011
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Beijing Yicheng Tianxia	7,842	—	(4,382)	—	—	3,460
Shanghai Maishi	5,229	—	(651)	—	—	4,578
Chengdu Awata	5,000	—	(1,011)	—	—	3,989
Anipark	3,023	—	2,386	—	(2,332)	3,077
Shijiazhuang Hailan	3,661	—	(267)	(3,394)	—	—
Shanghai Lantian	2,866	—	(176)	—	—	2,690
Shenzhen Youyou	2,197	—	—	(2,197)	—	—
Shanghai Qiyu	829	—	—	—	—	829
Fuzhou Lingyu	319	—	—	—	—	319
Xiamen Lianyu	297	—	—	—	—	297
Chongqing Xiaoheiwu	151	—	(113)	—	—	38
Beijing Chenkang	—	10,000	(180)	—	—	9,820
MCI Investment Fund	—	4,324	(171)	—	33	4,186
Shanghai Shimai	—	1,733	317	—	—	2,050
Shanghai Siyuan	—	2,000	(59)	—	—	1,941
Others	38	317	(106)	—	(241)	8
Investment in affiliated companies under the cost method:
Zhejiang Shengwang	—	600	—	—	—	600
Total	31,452	18,974	(4,413)	(5,591)	(2,540)	37,882

	Balances at January 1, 2012	Investments	Share of Profits / (Losses)	Impairment	Other Equity Movement	Balances at December 31, 2012
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Beijing Chenkang	9,820	—	(1,098)	—	—	8,722
Shanghai Maishi	4,578	—	(341)	—	—	4,237
MCI Investment Fund	4,186	2,247	(892)	—	371	5,912
Chengdu Awata	3,989	—	(325)	(3,664)	—	—
Beijing Yicheng Tianxia	3,460	—	(3,460)	—	—	—
Anipark	3,077	—	(1,616)	—	89	1,550
Shanghai Lantian	2,690	—	(47)	(2,643)	—	—
Shanghai Shimai	2,050	—	(869)	—	—	1,181
Shanghai Siyuan	1,941	—	(25)	—	—	1,916
Shanghai Qiyu	829	—	—	(829)	—	—
Fuzhou Lingyu	319	—	—	(319)	—	—
Xiamen Lianyu	297	—	(297)	—	—	—
Chongqing Xiaoheiwu	38	—	(38)	—	—	—
Shanghai Shengduo	—	10,000	(1,158)	—	—	8,842
Shanghai Ningle	—	9,000	(241)	—	—	8,759
AKGI Fund	—	5,655	(63)	—	191	5,783
Fuzhou Shudong	—	2,000	(325)	—	—	1,675
Chengdu Yunyou	—	1,400	(123)	—	—	1,277
Suzhou Shengyou Network Development Co., Ltd.	—	1,000	(1,000)	—	—	—
Others	8	65	239	—	—	312
Investment in affiliated companies under the cost method:
Zhejiang Shengwang	600	—	—	—	—	600
Shanda Online	—	127,387	—	—	—	127,387
Giant	—	8,334	—	—	439	8,773
Total	37,882	167,088	(11,679)	(7,455)	1,090	186,926

11.	PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2011 and 2012 are as follows:

	December 31, 2011	December 31, 2012
	RMB	RMB
Computer equipment	422,983	378,837
Leasehold improvements	22,757	38,329
Furniture and fixtures	29,493	30,505
Motor vehicles	10,500	5,958
Less: Accumulated depreciation	(255,258)	(264,561)
Net book value	230,475	189,068

Depreciation expense for the years ended December 31, 2010, 2011 and 2012 was approximately RMB57,017, RMB74,439 and RMB82,897, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

12.	INTANGIBLE ASSETS

Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amounts, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2011 and 2012 are as follows:

	December 31, 2011	December 31, 2012
	RMB	RMB
Gross carrying amounts:
Upfront licensing fee paid	473,471	553,580
Software, copyrights and others	145,184	153,946
Intangible assets arising from business combinations
— Software technologies*	833,349	724,100
— Non-compete arrangements	34,848	34,848
— Trademarks	308,492	94,181
— Customer databases	14,271	19,308
	1,809,615	1,579,963
Less: accumulated amortization
Upfront licensing fees paid	(397,888)	(441,877)
Software, copyrights and others	(114,183)	(122,936)
Intangible assets arising from business combinations
— Software technologies	(293,206)	(343,422)
— Non-compete arrangements	(16,780)	(21,321)
— Trademarks	(40,984)	(26,144)
— Customer databases	(4,304)	(8,715)
	(867,345)	(964,415)
Add: Gross carrying amount of intangible assets with indefinite life*
— In-progress research and development with indefinite life	95,218	6,000

Less: accumulated impairment	(42,740)	(43,197)
Net book value	994,748	578,351

* Software technologies includes assets reclassified from in-progress research and development with indefinite life after completion of the associated research and development efforts. Amounts reclassified were nil and RMB 89.2 million during 2011 and 2012, respectively. The remaining RMB6 million of in-progress research and development had been impaired (via accumulated impairment) prior to December 31, 2011.

Amortization expense for the years ended December 31, 2010, 2011 and 2012 amounted to approximately RMB246,579, RMB278,375 and RMB188,298, respectively.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB

2013	155,139
2014	134,233
2015	114,835
2016	80,738
2017	33,496
Total	518,441

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

13.	GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Actoz	Chengdu Aurora	Shanghai Shulong	Chengdu Simo	Goldcool	Mochi	Eyedentity	eFusion	Others	Total
	RMB
Balance as of December 31, 2010	86,479	26,130	3,934	53,532	25,077	163,617	123,425	—	4,713	486,907
Acquisitions in 2011	—	—	—	—	—	—	—	—	5,209	5,209
Balance as of December 31, 2011	86,479	26,130	3,934	53,532	25,077	163,617	123,425	—	9,922	492,116
Acquisitions in 2012	—	—	—	—	—	—	—	718	—	718
Divestitures in 2012	—	—	—	—	—	(163,617)	—	—	—	(163,617)
Balance as of December 31, 2012	86,479	26,130	3,934	53,532	25,077	—	123,425	718	9,922	329,217

Goodwill arising from business combinations completed in 2011 and 2012 has been allocated to the respective reporting units of the Group. Goodwill is not amortized but is reviewed annually for impairment. The Group performed goodwill impairment tests in October of 2010, 2011 and 2012 using the two-step quantitative approach, and determined that the Group’s goodwill was not impaired for any reporting units.

14.	SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2011 and 2012 are as follows:

	December 31, 2011	December 31, 2012
	RMB	RMB
Borrowing from China Merchant Bank	829,829	—
Borrowing from Shanghai Pudong Development Bank	8,689	—
Borrowing from Pingan Bank	19,000	—
Borrowing from China Minsheng Bank	—	980,538
Borrowing from Industrial and Commercial Bank of China	—	251,420
Borrowing from Citi Bank	—	250,337
Borrowing from others	1,331	92
Total short-term borrowings	858,849	1,482,387

In February 2012, the Group obtained a borrowing of US$156.0 million (equivalent to RMB980.5 million), which is repayable in February 2013, from China Minsheng Bank. The borrowing carried an interest rate of 6.0% per annum and was collateralized by a pledge of short term investments of RMB983.8 million with interest rate ranging from 5.46% to 6.94% per annum. The Group repaid the loan in February 2013.

In June 2012, the Group obtained a borrowing of US$40.0 million (equivalent to RMB251.4 million), which is repayable no later than August 2013, from Industrial and Commercial Bank of China. The borrowing carried an interest rate of 2.90% per annum and was collateralized by a pledge of short term investments of RMB260.0 million with an interest rate of 5% per annum.

In October 2012, the Group obtained a borrowing of KRW42,800.0 million (equivalent to RMB250.3 million), which is repayable in June 2013, from Citi Bank. The borrowing carried an interest rate of 3.7% per annum and was collateralized by a pledge of short term investments of KRW47,500 million (equivalent to RMB277.8 million) with interest rates ranging from 3.37% to 4.33% per annum.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The movement of short-term borrowings during the years ended December 31, 2011 and 2012 are as follows:

	For the Years Ended December 31,
	2011	2012
	RMB	RMB
Balance at beginning of year	—	858,849
Add: Current year additions	876,850	2,848,106
Current year additions from acquisition	2,421	—
Less: Current year repayment	(1,090)	(2,235,891)
Foreign currency translation	(19,332)	11,323
Balance at end of year	858,849	1,482,387

Weighted average borrowings were RMB424.4 million and RMB2,388.5 million for 2011 and 2012, respectively.

15.	OTHER PAYABLES AND ACCRUALS

	December 31, 2011	December 31, 2012
	RMB	RMB
Salary and welfare payable	20,377	27,560
Accrued bonus	106,371	70,930
Unpaid rental for server software	5,810	2,938
Accrued professional service fee	12,772	15,162
Acquisition related obligation (Note 4)	58,771	143,374
Unpaid advertisement and promotion fee	142,911	158,667
Unpaid rental fee	153	13,562
Payables to employees relating to exercise of options (Note 2(7))	10,343	3
Interest payable	10,579	16,913
Derivative liability-foreign currency forward contracts(Note 22)	—	9,312
Other payables	47,890	50,112
Total	415,977	508,533

16.	ORDINARY SHARES

Upon incorporation of Shanda Games (HK) in December 2007, Shanda subscribed for 55,000,000 shares at a par value of US$1.00 per ordinary share in Shanda Games (HK). In turn, Shanda paid US$45 million, equivalent to RMB328.9 million out of the total payable of US$55 million to Shanda Games (HK). Following a corporate reorganization on July 1, 2008, Shanda transferred all of its 55,000,000 ordinary shares in Shanda Games (HK) to the Company in exchange for the issuance of 54,999,999 ordinary shares of the Company. Together with the 1 ordinary share owned by Shanda upon the incorporation of the Company, Shanda owned 55,000,000 ordinary shares in the Company immediately after the share swap. Due to the share swap, the Company assumed the payable of US$10 million to Shanda Games (HK), which was settled in cash in 2009. On September 18, 2008, the Company declared a share dividend and distributed 495,000,000 ordinary shares to Shanda. Immediately after the share dividend, Shanda owned 550,000,000 ordinary shares of Shanda Games at a par value of US$0.01 per ordinary share.

The transactions described above were accounted for as a legal reorganization under common control. Therefore the Company is assumed to have been in existence since January 1, 2007, and the impact of the share transactions is accounted for retroactively. In connection with Shanda’s investments that were transferred from Shanda to the Group, such as investments in Actoz and certain affiliated companies, as part of the corporate reorganization, they were recorded as capital contributions from Shanda.

On September 30, 2009, the Company completed an IPO on the NASDAQ Global Select Market. In the offering, 83,500,000 American Depositary Shares (“ADSs”), representing 167,000,000 Class A ordinary shares, were sold to the public at a price of US$12.50 per ADS. Of these, 13,043,500 ADSs, representing 26,087,000 Class A ordinary shares, were sold by the Company; and 70,456,500 ADSs, representing 140,913,000 Class A ordinary shares, were sold by a direct wholly-owned subsidiary of Shanda. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$152.5 million.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

As of December 31, 2012, the Company had an aggregate of 540,947,314 ordinary shares issued and outstanding. These outstanding shares consist of (1)131,860,314 Class A ordinary shares held by public shareholders and (2) 409,087,000 Class B ordinary shares indirectly held by Shanda. The terms of the Class A ordinary shares and Class B ordinary shares are similar, except that (i) each Class A ordinary share and Class B ordinary share are entitled to 1 vote and 10 votes respectively on matters subject to shareholders’ vote, and (ii) each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

17.	REPURCHASE OF SHARES

On March 1, 2010, the Company's Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$150 million worth of its outstanding ADSs during the next 24 months depending on market conditions, share price and other factors, subject to the relevant rules under United States securities regulations. In June 2012, the Company's Board of Directors approved a new share repurchase program under which the Company is authorized to repurchase up to $100 million worth of its outstanding ADSs during the next 12 months. The share repurchases may be made on the open market, in block trades or otherwise, and are to be funded by the Company’s available working capital.

In 2010, the Company repurchased a total of 12,123,982 ordinary shares for aggregate consideration of US$37.8 million (approximately RMB255.9 million). After the repurchase, those shares were retired. The excess of US$37.6 million (approximately RMB255.1 million) of purchase price over par value, was allocated between additional paid-in capital and retained earnings of US$3.1 million and US$34.5 million, respectively (approximately RMB21.1 million and RMB234.0 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

In 2011, the Company repurchased a total of 12,221,320 ordinary shares for aggregate consideration of US$29.2 million (approximately RMB186.3 million). After the repurchase, those shares were retired. The excess of US$29.1 million (approximately RMB185.5 million) of purchase price over par value was allocated between additional paid-in capital and retained earnings of US$3.5 million and US$25.6 million, respectively (approximately RMB22.0 million and RMB163.5 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

In 2012, the Company repurchased a total of 21,946,754 shares for aggregate consideration of US$40.4 million (approximately RMB255.4 million). After the repurchase, those shares were retired. The excess of US$40.1 million (approximately RMB254.0 million) of purchase price over par value was allocated between additional paid-in capital and retained earnings of US$6.2 million and US$33.9 million, respectively (approximately RMB39.5 million and RMB214.5 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

As of December 31, 2012, the Company had repurchased in the aggregate 46,292,056 shares for aggregate consideration of US$107.4 million (approximately RMB697.6 million). The excess of US$106.8 million (approximately RMB694.6 million) of purchase price over par value, was allocated between additional paid-in capital and retained earnings of US$12.8 million and US$94.0 million, respectively (approximately RMB82.6 million and RMB612.0 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

18.	NON-CONTROLLING INTERESTS

Non controlling interests as of December 31, 2011 and 2012 are as follows:

	December 31, 2011	December 31, 2012
	RMB	RMB
Non-controlling interests in Actoz	247,775	30,720
Non-controlling interests in other subsidiaries	9,383	22,590
	257,158	53,310

The movements of non-controlling interests during the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of year	205,886	238,864	257,158
Add:
Non-controlling interests arising from business combination	6,451	4,062	5,533
Capital contribution to subsidiaries by non-controlling interests*	—	—	7,116
Net income attributable to non-controlling interests	15,846	21,115	23,165
Share-based compensation of subsidiaries	5,020	8,326	8,886
Exercise of share options of a subsidiary	3,848	5,349	4,920
Less:
Currency translation adjustments of subsidiaries	1,813	(19,586)	9,444
Contribution by noncontrolling shareholders related to transfer of a portion of subsidiary Eyedentity’s equity from Shanda Games International to Actoz (see Note 4(3))	—	—	(260,077)
Disposal of a subsidiary	—	—	(2,835)
Change of equity in an affiliated company of a subsidiary	—	(972)	—
Balance at the end of year	238,864	257,158	53,310

*Capital contribution to subsidiaries by non-controlling interests mainly represented capital contributions from non-controlling interests to subsidiaries which are majority-owned. The group contributed a total amount of RMB15.2 million to such subsidiaries for its controlling interests.

19.	SHARE OPTION PLAN

Certain of the Group’s employees historically were granted awards under share-based incentive plans established by the Group’s parent, Shanda, which formerly was a publicly traded NASDAQ issuer and delisted, changing its status to a private company in February 2012. All share based payment awards historically issued by Shanda at that time were extinguished. Share-based compensation expenses related to Shanda’s now-defunct incentive plans were recognized in the Group’s consolidated statements of operations and comprehensive income in the amounts of RMB7.8 million, RMB1.2 million and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

For awards granted to the Company’s employees under the share-based incentive plans established by the Company, share-based compensation expenses were recognized in the Company’s consolidated statements of operations and comprehensive income in the amounts of RMB93.1 million, RMB81.4 million and RMB33.6 million for the years ended December31, 2010, 2011 and 2012 respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Share-based compensation of the Company

2008 Equity Compensation Plan

In November 2008, the Company authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 ordinary shares. Under the Company’s 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultants or advisors (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equal to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares. In November 2010, the Company increased the number of ordinary shares reserved under the 2008 Equity Compensation Plan to 54,750,000 ordinary shares.

From November 14, 2008 through September 7, 2009, the Company granted options to employees to purchase 24,752,500 ordinary shares at an exercise price of US$3.20 per share and 936,000 ordinary shares at an exercise price of US$3.98 per share under the Company’s 2008 Equity Compensation Plan, respectively. After the Company’s IPO, from October 16, 2009 through December 1, 2009, the Company granted options to employees to purchase 38,000 Class A ordinary shares at an exercise price of US$5.38 and 20,000 Class A ordinary shares at an exercise price of US$5.29 under the Company’s 2008 Equity Compensation Plan, respectively, equivalent to the average market value in the previous fifteen trading days of the grant dates. The options can be exercised within 10 years from the respective grant dates. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period, 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with the Group, and up to 2/3 of which can be earned contingent on the achievement of different performance targets.

For the options granted prior to the consummation of the Company’s IPO, the vesting conditions are: 1) On each of the first four anniversaries of the Performance Period Start Date, twenty percent (20%) of the earned options during the year preceding such anniversary date shall vest and become exercisable; and 2) on each of the first four anniversaries of the consummation of the IPO, eighty percent (80%) of the earned options during the year preceding the corresponding first four anniversaries of the Performance Period Start Date shall vest and become exercisable provided, in each case, that the employees remain employed by the Company on such vesting date.

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

In accordance with ASC 718, after IPO, the Company recognized share-based compensation expenses for the options granted prior to IPO, net of a forfeiture rate, using the straight-line method for the 1/3 of the 20% of the options earned subject to the employees’ continued employment with the Group, and using the graded-vesting method for of the rest of the options earned contingent on the achievement of different performance targets when the Company concluded that it is probable that the performance targets would be achieved (or were achieved).

There was one significant modification in the first quarter of 2010 relating to the previously granted performance-based options. These options were not considered probable to be earned and vested under the original performance target, but were probable under the revised performance target. The compensation costs for the original awards were nil as none of the options were expected to vest. The incremental fair value was equal to the full fair value of the modified award, which represents the total cumulative compensation cost to be recognized for the award. On the modification date, the compensation costs previously recognized for the unvested award were reversed and fair value of the modified award was recognized as compensation cost over the remaining vesting period of the modified award.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

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

From March 9, 2010 through December 15, 2010, the Company granted options under the 2008 Equity Compensation Plan to purchase 6,805,200 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. From January 1, 2011 through December 1, 2011, the Company granted options under the 2008 Equity Compensation Plan to purchase 5,380,300 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. From January 1, 2012 through December 1, 2012, the Company granted options under the 2008 Equity Compensation Plan to purchase 7,732,000 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period, 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant's continued employment with the Group, and up to 2/3 of which can be earned contingent on the achievement of different performance targets. The options have 10 year contractual terms from the grant dates and vest over four year periods. On each of the first four anniversaries of the Performance Period Start Date, one hundred percent (100%) of the options earned during the year preceding such anniversary date shall vest and become exercisable provided that the employees remain employed by the Group on such vesting date.

From January 1, 2011 through April 15, 2011, the Company granted options under the 2008 Equity Compensation Plan to purchase 216,400 Class A ordinary shares of the Company with no performance conditions at an exercise price equivalent to the average market value in the previous fifteen days. The options have 10 year contractual terms from the grant dates and vest over four year periods. On the first anniversary of the grant date, 25% of the options vest, and over the three-year remaining vesting period, 1/36th of the options vest monthly provided that the employees remain employed by the Group on such vesting dates.

In 2011, the Company granted options under the 2008 Equity Compensation Plan to purchase 1,916,739 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. The options have a 10 year contractual term from the grant date and vested immediately.

On September 14, 2012, the board of directors approved an option modification to reduce the exercise price of certain outstanding options (mainly granted to key members of management and certain staff) that were granted by the Company under the 2008 Equity Compensation Plan to a calculated market value of US$1.835 per ordinary share. The calculated value was based on the average closing price of the Company's ADSs during the 15 consecutive trading days prior to September 14, 2012 divided by two. Other terms of the option grants remain unchanged. Total modified options amount to 12.8 million, or 9.9 million unvested options and 2.9 million vested options. All eligible option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. A modification charge for the incremental compensation cost of RMB5.7 million was recorded in the third quarter of 2012 for fully vested options. The Company expects to record approximately RMB11.9 million of incremental cost for unvested options over their respective remaining vesting periods of one year to four years. Overall, this modification was undertaken in light of the decrease in the Company’s share price after the large 2011 special dividend.

Share-based compensation expenses related to the option awards granted by the Company under the 2008 Equity Compensation Plan amounted to approximately RMB44.6 million, RMB35.2 million and RMB16.9 million for the years ended December 31, 2010, 2011 and 2012.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The Company’s share option activities as of December 31, 2010, 2011 and 2012 and changes during the years then ended are presented below:

	Options Outstanding	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$			US$ (in thousands)
Outstanding at December 31, 2009	25,555,200	3.2		8.94	47,589
Granted	7,768,163	3.0
Exercised	(1,403,548)	2.6
Forfeited	(8,708,587)	3.3
Expired	—	—
Outstanding at December 31, 2010	23,211,228	3.2		8.34	2,225
Vested and expected to vest at December 31, 2010	21,863,951	3.2		8.33	2,199
Vested and exercisable at December 31, 2010	5,182,199	3.2		7.96	176
Granted	7,513,439	3.0
Exercised	(650,100)	2.3
Forfeited	(7,714,478)	3.1
Expired	—	—
Outstanding at December 31, 2011	22,360,088	3.2		7.90	300
Vested and expected to vest at December 31, 2011	21,891,028	3.2		7.88	273
Vested and exercisable at December 31, 2011	7,568,229	3.1		7.13	31
Granted	7,732,000	1.9
Exercised	(149,884)	0.6
Forfeited	(7,840,095)	2.6	*
Expired	—	—
Outstanding at December 31, 2012	22,102,109	2.2	*	7.84	46
Vested and expected to vest at December 31, 2012	18,678,050	2.3	*	7.24	46
Vested and exercisable at December 31, 2012	8,989,861	2.8	*	6.46	8

* Includes the impact of stock option exercise price modification in September 2012 previously discussed.

The aggregate intrinsic values are calculated as the differences between the market values of US$3.22, US$1.96 and US$1.52 as of December 31, 2010, 2011 and 2012 and the exercise prices of the shares. The total intrinsic value of options exercised during the year ended December 31, 2012 was US$0.1 million.

The weighted average grant-date fair values of options granted during the years ended December 31, 2010, 2011 and 2012 were US$1.92, US$1.15 and US$1.01, respectively. The weighted average grant-date fair values of options vested during 2010, 2011 and 2012 were RMB81.3 million, RMB27.8 million and RMB46.2 million, respectively.

As of December 31, 2012, there was RMB37.9 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to unvested options granted to the Group’s employees. This cost is expected to be recognized over a weighted average period of 2.6 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions. In 2012, total cash received from the exercise of stock options amounted to RMB0.7 million.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The fair value of each option granted under the Company’s 2008 Equity Compensation Plan after the IPO was estimated on the date of grant using the Black-Scholes model with the assumptions in the following table:

	For the year ended December 31
	2010	2011	2012
Exercise Price	US$0.23~US$3.40	US$2.47~US$3.62	US$1.84~US$2.05
Fair value of ordinary shares	US$2.50~US$5.21	US$1.99~US$3.75	US$1.92~US$2.23
Risk-free interest rate(1)	1.00%~2.50%	0.88%~2.0%	0.63%~1.0%
Expected life (in years)(2)	5	2.25~5	5
Expected dividend yield(3)	0%	0%	0%
Expected volatility(4)	50%	50%	50~60%
Fair value per option at grant date (in RMB)	7.31~33.52	2.22~11.88	6.3~6.52

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of stock options granted is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted by the Company.

(3)	The Company has no expectation of paying regular dividends on its ordinary shares.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of the Company’s ordinary shares for a period equivalent to the expected term preceding the grant date.

On December 22, 2008, the Company also granted 407,770 restricted shares under the Company’s 2008 Equity Compensation Plan. The restricted shares vest in equal installments over four calendar years on December 31 of each such calendar year, commencing on December 31, 2009, subject to the employee’s continued employment with the Group.

From July 14, 2009 through December 1, 2009, the Company granted 251,920 restricted shares and 6,068,500 restricted shares to the Group’s and Shanda’s employees, respectively, under the Company’s 2008 Equity Compensation Plan. From January 1, 2010 through December 1, 2010, the Company granted 4,488,279 and 925,000 restricted shares to the Group's and Shanda's employees, respectively, under the Company's 2008 Equity Compensation Plan. From January 1, 2011 through December 1, 2011, the Company granted 1,661,989 and 1,788,624 restricted shares to the Group's and Shanda's employees, respectively, under the Company's 2008 Equity Compensation Plan. From January 1, 2012 through December 1, 2012, the Company granted 337,462 and 1,142,500 restricted shares to the Group's and Shanda's employees, respectively, under the Company's 2008 Equity Compensation Plan.These awards will vest in equal installments over two to four years, commencing on the grant date, subject to the employee’s continued employment with the Group or Shanda, as the case may be.

Share-based compensation expense related to the restricted share awards granted by the Company under the 2008 Equity Compensation Plan amounted to RMB48,518, RMB46,161 and RMB16,675 for the years ended December 31, 2010, 2011 and 2012. The restricted shares granted to Shanda’s employees were measured at fair value at the grant dates and amounts of RMB62,453, RMB65,044 and RMB43,129 were recognized as dividends distributed to Shanda in 2010, 2011 and 2012, respectively.

A summary of unvested restricted share activity as of December 31, 2010, 2011 and 2012 is presented below:

Unvested Restricted Shares	Number of Shares	Weighted Average Grant-date Fair Value
		US$
Unvested at December 31, 2009	6,725,190	6.0
Granted	5,413,279	4.1
Vested	(2,022,688)	5.5
Forfeited	(489,549)	5.5
Unvested at December 31, 2010	9,626,232	5.2
Expected to vest at December 31, 2010	8,473,034	5.1
Granted	3,450,613	3.0
Vested	(4,492,918)	5.2
Forfeited	(1,082,538)	5.6
Unvested at December 31, 2011	7,501,389	4.5
Expected to vest at December 31, 2011	7,120,357	4.5
Granted	1,479,962	2.0
Vested	(2,434,628)	4.7
Forfeited	(1,635,122)	4.9
Unvested at December 31, 2012	4,911,601	3.5
Expected to vest at December 31, 2012	4,498,720	3.3

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The total intrinsic value of restricted shares vested during the years ended December 31, 2010, 2011 and 2012 was RMB42.9 million, RMB55.3 million and RMB23.1 million, respectively.

As of December 31, 2012, there was RMB74.3 million of unrecognized compensation cost (including the unrecognized compensation cost of the restricted shares granted to the employees of Shanda amounting to RMB52.1 million), adjusted for estimated forfeitures, related to unvested restricted shares granted to the Group’s employees and Shanda employees. This cost is expected to be recognized over a weighted average period of 2.02 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

Share-based compensation of Actoz

Since 2005, Actoz has granted stock options to its employees as an incentive program.

A total of 127,420 shares were granted to Actoz’s employees in July 2006; 140,000 shares were granted in March 2007; 470,730 shares were granted in September 2007; 94,040 shares were granted in March 2008; 10,000 shares were granted in October 2008; 102,666 shares were granted in March 2010, and 40,000 shares were granted in March, 2012.

The stock options may be exercised from the date that is two years from the grant date for a period of five years under relevant law. The grantees who were granted options before March 2007 may exercise 2/3 of granted stock options two years after the grant date and 1/3 of granted stock options may be exercised three years after the grant date. Grantees who were granted options in September 2007 and in 2008, 2010 and 2012 may exercise 1/2 of granted stock options two years after grant date, 1/4 of granted stock options may be exercised three years after grant date, and 1/4 of granted stock options may be exercised four years after grant date.

Under the relevant law, the option exercise price is decided based on the price calculated by taking the arithmetic average of the weighted average of the periods of past two months, one month and one week each prior to the day immediately preceding the date of the shareholders meeting.

Actoz may decide upon one or more methods for exercise of the options pursuant to the resolution of the board of directors: 1) delivery of new shares of Actoz; 2) delivery of Actoz’s treasury stock; or 3) payment by Actoz to the grantee of the difference between the market price at the time of exercise and the exercise price, in cash or treasury stock.

The assumptions used to value stock-based compensation awards for the years ended December 31, 2010 and 2012 are presented as follows. Further information regarding the assumptions has not been included as the grant-date fair value of the options issued was not material.

	For the years ended December 31
	2010	2012
Risk-free interest rate	4.56%	3.71%
Expected life (in years)	4.5-4.9 years	4.9 years
Expected dividend yield	0%	0%
Expected volatility	65%-67%	61%
Fair value per option at grant date ( in KRW)	7,504~7,668	10,379

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Activities of share options

Actoz’s share option activities as of December 31, 2010, 2011 and 2012 and changes during the years then ended are presented below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		KRW		KRW
December 31, 2009	412,490	9,398	4.66	3,156,394
Granted	102,666	14,250	—	—
Exercised	(75,551)	9,378	—	—
Forfeited	(56,443)	9,532	—	—
December 31, 2010	383,162	10,682	4.38	301,206
Vested and expected to vest as of December 31, 2010	368,502	10,542	4.30	301,094
Vested and exercisable as of December 31, 2010	214,000	9,346	3.63	236,267
Granted	—	—	—	—
Exercised	(121,517)	9,416	—	—
Forfeited	(51,685)	13,468	—	—
December 31, 2011	209,960	10,729	3.52	551,208
Vested and expected to vest as of December 31, 2011	209,960	10,729	3.52	551,208
Vested and exercisable as of December 31, 2011	148,222	9,347	2.83	541,498
Granted	40,000	18,040	—	—
Exercised	(168,089)	10,372	—	3,896,501
Forfeited	(3,500)	14,250	—	—
December 31, 2012	78,371	15,070	4.69	1,734,338
Vested and expected to vest as of December 31, 2012	78,371	15,070	4.69	1,734,338
Vested and exercisable as of December 31, 2012	26,496	15,070	2.55	695,407

The aggregate intrinsic values were calculated as the differences between the market values of KRW10,450, KRW13,000 and KRW37,200 as of December 31, 2010, 2011 and 2012, respectively, and the exercise prices of the shares. The total intrinsic value of options exercised during the year ended December 31, 2012 was KRW3,896.5 million.

The weighted average fair value of options granted during fiscal year 2010 was KRW7,593. During 2011, Actoz did not grant any options. The weighted average estimated fair value of options granted during fiscal year 2012 was KRW10,379. The total fair value of options vested during the years ended December 31, 2011 and 2012 was KRW324.5 million and KRW174.2 million, respectively.

Share-based compensation expenses of approximately RMB5.0 million, RMB3.4 million and RMB1.9 million were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2010, 2011 and 2012.

As of December 31, 2012 there was KRW447.0 million(RMB2.6 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested options granted to Actoz’s employees. This cost is expected to be recognized over a weighted average period of 5.79 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2012, total cash received by Actoz from the exercise of stock options amounted to KRW1,743.4 million (equivalent to approximately RMB9.8 million).

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Share-based compensation of Eyedentity

In February 2012, pursuant to a resolution of the board of directors, the Group’s Korean subsidiary Eyedentity authorized an equity compensation plan to grant stock options to its employees as an incentive program. A total of 95,000 shares were granted to Eyedentity’s employees in February 2012. The options can be exercised within 5 years from the award date. These awards vest over a three year period, with 1/3 of the options to vest on each of the first, second, and third anniversaries of the award date under relevant Korean law.

The fair value of each option granted under Eyedentity’s equity compensation plan was estimated on the date of grant using the Black-Scholes model with the assumptions noted in the following table. Further information regarding the assumptions has not been included as the grant-date fair value of the options issued in 2012 was not material.

Year ended December 31
2012
Risk-free interest rate	3.43%
Expected life (in years)	4 years
Expected dividend yield	0%
Expected volatility	55.95%
Fair value per option at grant date ( in KRW)	55,403

Activities of share options

Eyedentity’s share option activities as of December 31, 2012 and changes during the year follow:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		KRW		KRW
Granted	95,000	100,000	—	—
Exercised	—	—	—	—
Forfeited	(13,500)	100,000	—	—
December 31, 2012	81,500	100,000	4.09	—
Vested and expected to vest as of December 31, 2012	81,500	100,000	4.09	—
Vested and exercisable as of December 31, 2012	—	—	—	—

There is no intrinsic value as of December 31, 2012. The weighted average grant date estimated fair value of options granted during 2012 was KRW55,403. Share-based compensation expense of approximately RMB7.0 million was recognized in the consolidated statements of operations and comprehensive income for 2012.

As of December 31, 2012 there was KRW2,832 million (RMB16.6 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock-based awards granted to Eyedentity’s employees. This cost is expected to be recognized over a weighted average period of 2.1 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

20.	EMPLOYEE BENEFITS

The full-time employees of the PRC subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. The PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB42,533, RMB76,275 and RMB91,271 for the years ended December 31, 2010, 2011 and 2012, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

21.	RELATED PARTY TRANSACTIONS

Transactions pertaining to online gaming business and interest on lendings and borrowings

During the years ended December 31, 2010, 2011 and 2012, significant related party transactions were as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Activity related to online gaming business:
Platform service fees and sales agent fees paid to companies under common control by Shanda	(1,020,534)	(1,250,914)	(1,118,293)
Promotion service fee paid to companies under common control by Shanda	(10,551)	(7,260)	(3,914)
Online game licensing fees received from companies under common control by Shanda	6,672	3,199	1,814
Corporate general administrative expenses (2012: reversal) allocated from Shanda	(8,183)	(7,008)	3,467
Rental fee paid to companies under common control by Shanda	(13,796)	(17,647)	(17,624)
Consulting service fee paid to companies under common control by Shanda	(2,260)	—	(9,434)
Interest on loans to or from Shanda or companies under its common control:
Interest expense for loans from Shanda and companies under common control by Shanda	(11,059)	(12,150)	(26,787)
Interest income from loans to Shanda and companies under common control by Shanda	1,997	32,490	83,711

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Amounts due from and due to related parties

As of December 31, 2011 and 2012, outstanding balances due from and due to related parties were as follows:

	December 31, 2011	December 31, 2012
	RMB	RMB
Amounts due from related parties:
Accounts receivable from companies under common control by Shanda	405,953	325,773
Other receivables from Shanda	1,667	1,035,432
Other receivables from companies under common control by Shanda	929,728	1,044,971

Amounts due to related parties:
Accounts payable to companies under common control by Shanda	77,349	71,737
Other payables to companies under common control by Shanda	125,910	983,913

Except for loan transactions (included in “other receivables” and “other payables” above), the accounts receivable from and accounts payable to companies under common control by Shanda, mainly arising from the related party activity pertaining to the online gaming business described in the foregoing section of this note, are interest free, unsecured and can be settled on demand.

The Group from time to time extends interest-bearing loans to, or borrows interest-bearing funds from Shanda or companies under its common control. Such transactions have in part been motivated by the Group’s, Shanda’s, or Shanda’s affiliates’ needs to borrow or lend U.S. dollar denominated or RMB denominated funds under various circumstances. Before entering into these transactions, these arrangements were reviewed and assessed to ensure their fairness and that they would not pose incremental credit or interest risk to us.

Loans to related parties. The Group has extended various RMB-denominated loans to companies under the common control of Shanda as part of the efforts to manage the Group’s surplus cash resources.

•	In October and November 2010, the Group originated unsecured RMB-denominated loans with an aggregate principal amount of RMB503.0 million (US$80.7 million) to a company under common control of Shanda. These loans were originally due in September 2011 and their terms have been extended successively to June 2013. The interest rates on these loans for both the initial and the renewed terms were 5.68% per year, which were higher than the prevailing one-year deposit rates when the loans were originated and renewed, respectively.

•	In February 2011, the Group originated an unsecured RMB-denominated entrusted loan of RMB20.0 (US$3.2 million) million to a company under common control of Shanda. This loan was originally due in August 2011 and its term has been extended successively to February 2013. The interest rate on this loan for both the initial and the renewed terms was 6.71% per year, which was higher than the prevailing one-year deposit rates when the loan was originated and renewed, respectively.

•	In August 2011, the Group originated unsecured RMB-denominated entrusted loans with an aggregate principal amount of RMB300.0 million (US$48.2 million) to a company under common control of Shanda. These loans were originally due in August 2012 and their terms have been extended to August 2013. The interest rates on these loans for the initial and the renewed terms were 5.93% and 5.40% per year, respectively, which were higher than the prevailing one-year deposit rates when the loans were originated and renewed, respectively.

•	In February 2012, the Group originated an unsecured RMB-denominated entrusted loan of RMB115.0 million (US$18.5 million) to a company under common control of Shanda. This loan was originally due in February 2013 and its term has been extended to February 2014. The interest rates on this loan for the initial and the renewed terms were 5.93% and 5.43% per year, respectively, which were higher than the prevailing one-year deposit rates when the loan was originated and renewed, respectively.

Borrowing and lendings related to Shanda’s privatization. In connection with Shanda’s privatization in February 2012, the Group engaged in a series of closely linked third-party and related-party borrowing and lending transactions. These transactions were motivated primarily by Shanda’s needs for funds in U.S. dollars, its excess RMB-denominated cash resources, and the Group’s access to both RMB-denominated and U.S. dollar-denominated cash resources and funding sources. The key actions taken were as follows:

•	In February 2012, the Group borrowed, in the form of unsecured entrusted RMB-denominated loans, an aggregate principal amount of RMB926.0 million (US$148.6 million) from a company under the common control of Shanda. These RMB-denominated loans carry an interest rate of 3% per year. Concurrently, the Group provided U.S. dollar-denominated loans to Shanda with an aggregate amount of US$160.0 million (RMB1,005.7 million). The interest rate on these U.S. dollar-denominated loans is 3% per year. All of these borrowings were originally due in February 2013 and the terms were later extended to February 2014.

•	In order to bridge the loans described above and obtain the U.S. dollars necessary to lend to Shanda, the Group borrowed US$156.0 million (equivalent to RMB980.5 million) from China Minsheng Bank at an interest rate of 6% per year, by pledging certain RMB-denominated short term investments with China Minsheng Bank in an aggregate amount of RMB983.8 million, which earned interest at rates ranging from 5.46% to 6.94% per year, as collateral. Such short term investments were financed primarily with the proceeds from the RMB926.0 million entrusted loans described above. The interest rates on the China Minsheng Bank loan and the collateral were structured with an aim to cancel out the related interest income and expenses. This borrowing was repaid in February 2013 via conversion of RMB funds for U.S. dollars and the pledge was released.

With respect to the above transactions relating to Shanda’s privatization, the interest income was RMB79.9 million (US$12.8 million) and interest expense was RMB78.7 million (US$12.6 million), resulting in net interest income of RMB1.2 million (US$0.2 million) for the year ended December 31, 2012.

The Group generated net income for loans to and from Shanda and companies under its common control, reflecting both the loans to related parties and the borrowings and lendings related to Shanda’s privatization described above. With respect to these loans and transactions, the interest income was RMB83.7 million (US$13.4 million) and the interest expense was RMB26.8 million (US$4.3 million), resulting in net interest income of RMB56.9 million (US$9.1 million), for the year ended December 31, 2012.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

22.	DERIVATIVE

In June 2009, Shengqu entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million which was repaid in June 2010. The loan bore interest at 1.35% per annum and was collateralized with a cash deposit of RMB702 million from Shengqu. The interest earned from the RMB cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of USD to RMB at 6.8445 at the time when it repays the U.S. dollar loan. The Group recorded the foreign currency forward contract as a derivative and marked-to-market at each balance sheet date. The loan is remeasured at each period end to Shengqu’s functional currency and is netted off against its RMB cash deposit due to the existence of the legal set off right. On June 30, 2010, the forward contract was executed by releasing of RMB cash deposit to settle the principal and interest on the loan.

In the second quarter of 2012, the Group entered into several foreign currency forward contracts with certain domestic banks to manage foreign exchange rate exposure by fixing the exchange rates of USD to RMB at the contract maturity dates. None of the forward contracts were designated in hedging relationships; therefore, the foreign currency forward contracts were remeasured at fair value at the end of each reporting period with changes in fair value recognized in the consolidated statement of operations and comprehensive income. As of December 31, 2012, the total notional value amounted to US$196 million with a weighted average forward exchange rate of US$1.00 to RMB6.31. The Group recorded a derivative liability of RMB9.3 million in “other payables and accruals” for the current liability and a corresponding unrealized loss of RMB9.3 million and realized loss of RMB13.2 million as other expense in 2012.

23.	CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, accounts receivable due from related parties and prepayments and other current assets. As of December 31, 2011 and 2012, substantially all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2010, 2011 and 2012.

The Group derived the majority of its net revenues from two MMORPGs, Mir II and Woool, including their sequels, which accounted for approximately 45.7% and 21.1% of the net revenues, respectively, for 2010, 39.7% and 16.8% of the net revenues, respectively, for 2011, and 33.0% and 15.7% of the net revenues, respectively, for 2012.

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar, as well as borrowings with related parties denominated in the U.S. dollar and certain limited activity in foreign currency forward contracts entered into in relation to the rate of USD/RMB exchange as hedges. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the U.S. dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the U.S. dollar.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB1,172 million and RMB1,640 million as of December 31, 2011 and 2012, respectively.

24.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases, which expire at various dates through December 2014. Future minimum lease payments for non-cancelable operating leases as of December 31, 2012 are as follows:

	Office Premises	Server leasing and maintenance fees	Total
	RMB	RMB	RMB

2013	28,328	76,373	104,701
2014	26,164	2,832	28,996
2015	24,172	—	24,172
2016	10,531	—	10,531
2017	562	—	562
Total	89,757	79,205	168,962

As of December 31, 2012, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual usage of the servers. The server leasing rental expenses under these operating leases amounted to approximately RMB20,344, RMB10,787 and RMB3,748 during the years ended December 31, 2010, 2011 and 2012, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.

Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB134,792, RMB157,969 and RMB168,360 during the years ended December 31, 2010, 2011 and 2012, respectively, and were charged to the statements of operations and comprehensive income when incurred.

As of December 31, 2012, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group and server leasing contracts amounting to RMB79,205.

As of December 31, 2012, there are no material capital lease obligations.

Capital commitments

As of December 31, 2012, capital commitments for purchase of equipment and game licenses were approximately RMB299,715.

Contingencies

The Company accounts for loss contingencies in accordance with ASC 450, “Contingencies” and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

25.	LITIGATION

On November 8, 2010, a former shareholder of Chengdu Simo filed a claim with the Sichuan Superior People’s Court, or the Sichuan Court, against Shanghai Shulong, alleging that Shanghai Shulong had failed to pay RMB48.8 million of non-contingent consideration (see Note 15) in connection with the purchase of all of the outstanding shares of Chengdu Simo Technology Co., Ltd., or Chengdu Simo by Shanghai Shulong. This amount represents the final payment amount to be paid by Shanghai Shulong to the shareholder upon the achievement of certain milestones by Chengdu Simo relating to its game “Qi Xia Tian Xia.” The shareholder has requested the court to require Shanghai Shulong to pay RMB48.8 million plus accrued interest. Shanghai Shulong does not believe that the milestone has been achieved yet.. Management has concluded that payment of additional amounts beyond the existing non-contingent consideration already recorded is remote. On September 13, 2011, Shanghai Shulong filed a claim with Shanghai No.1 Intermediate People’s Court against the former shareholder of Chengdu Simo, alleging that the former shareholder had failed to perform the obligations in Share Purchase Agreement. There still are no verdicts on the foregoing cases.

26.	SUBSEQUENT EVENTS

In February 2013, the Group extended the payment terms of certain unsecured loans provided to Shanda and companies under common control of Shanda.

The unsecured loan receivable from a company under the common control of Shanda denominated in RMB in the amount of RMB115.0 million (Note 21) was extended. This loan carried an interest rate of 5.93% and was originally due in February 2013. The term of this loan was extended to February 2014 and the interest rate was revised to 5.43%.

Certain other loans receivable from Shanda denominated in USD in the aggregate amount of US$160.0 million (RMB1,005.7 million) (Note 21) were extended in February 2013. These loans carried an interest rate of 3% and were originally due in February 2013. The terms of these loans were subsequently extended to February 2014 and the interest rate remained at 3%.

In February 2013, the Group extended the terms of unsecured borrowings by the Group from companies under common control of Shanda. These loans were denominated in RMB with aggregate amount of RMB926.0 million (US$148.6 million) (Note 21) and were originally due in February 2013. The terms of these loans were subsequently extended to February 2014 and the interest rate remained unchanged at 3%.

27.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,279.1 million, or 30.1% of the Group’s total consolidated net assets as of December 31, 2012. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries or the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

28.	ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

These statements should be read in conjunction with the notes to the consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2011 and 2012, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements of the Group, if any.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Financial Information of Shanda Games Limited

Condensed Statements of Operations

	For the Years Ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$ (Note 2(5))
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Product development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(105,185)	(88,940)	(31,379)	(5,037)
Total operating expenses	(105,185)	(88,940)	(31,379)	(5,037)
Loss from operations	(105,185)	(88,940)	(31,379)	(5,037)
Interest income	1,540	5,103	28,128	4,515
Interest expenses	(10,915)	(13,610)	(134,253)	(21,549)
Other income(expenses)	294	(405)	(45)	(8)
Income tax expenses	—	—	—	—
Equity in profit of subsidiaries	1,403,087	1,362,726	1,250,979	200,796
Net income	1,288,821	1,264,874	1,113,430	178,717

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Financial Information of Shanda Games Limited

Condensed Balance Sheets

	December 31,
	2011	2012	2012
	RMB	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	29,127	130,506	20,948
Prepayment and other current assets	8,163	3,348	537
Other receivables due from related parties	484,687	1,036,060	166,299
Investment in subsidiaries	5,446,987	6,715,099	1,077,848
Total assets	5,968,964	7,885,013	1,265,632

LIABILITIES
Current liabilities:
Other payables and accruals	2,726	1,162	187
Other payables due to related parties	797,054	3,620,316	581,101
Dividend payable	1,823,314	11,489	1,844
Current liabilities	2,623,094	3,632,967	583,132
Total liabilities	2,623,094	3,632,967	583,132

Shareholders’ Equity
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, 151,222,556 and 131,860,314 issued and outstanding as of December 31, 2011 and 2012)	11,022	9,796	1,572
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 409,087,000 and 409,087,000 issued and outstanding as of December 31, 2011 and 2012)	29,896	29,896	4,799
Additional paid-in capital	1,561,343	1,577,978	253,283
Accumulated other comprehensive loss	(68,480)	(38,322)	(6,152)
Retained earnings	1,812,089	2,672,698	428,998
Total Shanda Games Limited shareholders’ equity	3,345,870	4,252,046	682,500
Total liabilities and shareholders’ equity	5,968,964	7,885,013	1,265,632

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts expressed in thousands unless otherwise stated)

Financial Information of Shanda Games Limited

Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				(Note 2(5))
Net cash generated / (used) in operating activities	1,090	(7,603)	4,796	770
Net cash generated / (used) in investing activities	(609,701)	530,776	(533,097)	(85,568)
Net cash generated / (used) in financing activities	679,627	(769,060)	629,821	101,093
Effect of foreign exchange rate changes on cash and cash equivalents	(7,562)	(8,191)	(141)	(22)
Net increase / (decrease) in cash and cash equivalents	63,454	(254,078)	101,379	16,273
Cash and cash equivalents, beginning of year	219,751	283,205	29,127	4,675
Cash and cash equivalents, end of year	283,205	29,127	130,506	20,948

