Form 20-F
period 2013-12-31
Shanda Games Ltd
filed 2014-04-29
CIK 1470157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 127,521,446 Class A ordinary shares, par value US$0.01 per share, and 409,087,000 Class B ordinary shares, par value US$0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒                No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Yes ☒                No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.:

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

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

Certain Conventions

Except where the context otherwise requires and for purposes of this annual report only:

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“Daily active users,” or “DAUs,” refers to the number of users who play our mobile games during a day;

•	“MMO games” refers to massively multi-player online games, including MMORPGs and advanced casual games;

•	“MMORPG” refers to massively multi-player online role-playing game;

•	“Monthly active users” or “MAUs” refers to the number of users who play our MMO games during a calendar month;

•	“Monthly paying users” or “MPUs” refers to the number of users who spend virtual currency at least once for our MMO games during a calendar month and includes users who spend virtual currency in our MMO games during beta testing;

•	“our HK subsidiaries” refers to Shanda Games Holdings (HK) Limited, or Shanda Games (HK), Shanda Games Technology (HK) Limited and Goldcool Holdings (HK) Limited;

•	“our PRC subsidiaries” refers to Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, Lansha Information Technology (Shanghai) Co., Ltd., or Lansha, and Kuyin Software (Shanghai) Co., Ltd.;

•	“our VIEs” refers to our variable interest entities, including primarily Shanghai Hongli Digital Technology Co., Ltd., or Shanghai Hongli; Shanghai Shulong Technology Development Co., Ltd., or Shanghai Shulong, and its subsidiaries, including its wholly owned subsidiaries Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, Nanjing Shulong Computer Technology Co., Ltd., or Nanjing Shulong, Chengdu Aurora Technology Development Co., Ltd., or Chengdu Aurora, Chengdu Simo Technology Co., Ltd., or Chengdu Simo, Chengdu Youji Technology Co., Ltd., or Chengdu Youji, and Tianjin Youji Technology Co., Ltd., or Tianjin Youji; Shanghai Shengzhan Networking Technology Co., Ltd., or Shengzhan, and its wholly owned subsidiaries, Nanjing Shanda Networking Development Co., Ltd., or Nanjing Shanda, and Jiangsu Shanda Networking Technology Co., Ltd., or Jiangsu Shanda; and Tianjin Shengjing Trade Co., Ltd., or Shengjing;

•	“reorganization” refers to Shanda Interactive’s reorganization effective July 1, 2008, pursuant to which Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business to us, as more fully described in Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive”;

•	“Shanda Computer” refers to Shanda Computer (Shanghai) Co. Ltd, a wholly owned subsidiary of Shanda Online;

•	“Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company and our indirect controlling shareholder, and, unless the context requires otherwise, its subsidiaries and VIEs, but excludes Shanda Games Limited, or Shanda Games, and its subsidiaries and VIEs;

•	“Shanda Group” refers to Shanda Interactive and its subsidiaries and VIEs and, unless the context requires otherwise, includes Shanda Games and its subsidiaries and VIEs;

•	“Shanda Networking” refers to Shanghai Shanda Networking Co., Ltd., a PRC company wholly owned by Mr. Tianqiao Chen and Mr. Danian Chen;

•	“Shanda Online” refers to Shanda Online Entertainment Limited, a Cayman Islands company majority-owned by Shanda Interactive, and, unless the context requires otherwise, its subsidiaries and VIEs;

•	“Shengfutong” refers to Shanghai Shengfutong Electronic Business Co., Ltd., which is an affiliated entity under the common control of Shanda Interactive;

•	“VIE” refers to variable interest entity; and

•	“we,” “us,” “our company” and “our” refer to Shanda Games, and, unless the context requires otherwise, its wholly owned subsidiaries Shanda Games Holdings (HK) Limited, or Shanda Games (HK), a Hong Kong company, Shanda Games Technology (HK) Limited, a Hong Kong company, Shanda Games International (Pte) Ltd., or Shanda Games International, a Singapore company, and its wholly owned subsidiary Shanda Games International Europe GmbH, or Shanda Europe, a German company, and its majority-owned subsidiary Eyedentity Games, Inc., or Eyedentity, a Korean company, and Shanda Games Korean Investment Limited, a British Virgin Islands company, and its majority-owned subsidiary, Actoz Soft Co., Ltd., or Actoz, a Korean company publicly listed on the Korea Exchange; its majority-owned subsidiary Goldcool Holdings Limited, or Goldcool, a British Virgin Islands company, and its wholly owned subsidiary Goldcool Holdings (HK) Limited, a Hong Kong company; and our PRC subsidiaries; and in the context of describing our operations, also include our VIEs.

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the rate of US$1.00 to RMB 6.0537, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate, or at all.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the three years ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F, which have been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian LLP on our consolidated financial statements as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 is included elsewhere in this annual report on Form 20-F.

On August 31, 2013,we completed the acquisition of Shengzhan and Shengjing, which operate platform services and prepaid card distribution services. See Item 7.B. “Related Party Transactions—Acquisition of Platform and Prepaid Card Distribution Businesses.” As Shengzhan and Shengjing were, and continue to be, under the common control of Shanda Interactive, the transaction has been accounted for as a reorganization of entities under common control in accordance with U.S. GAAP. Retrospective consolidation of the businesses is required by U.S. GAAP for all historical periods since the inception of common control by Shanda Interactive, which dates to 2008 when our online game business was formed as a distinct business apart from Shanda Interactive prior to our initial public offering in September 2009. Accordingly, the consolidated financial information has been prepared as if Shengzhan and Shengjing had been part of us since 2008, which includes all periods presented in the accompanying consolidated financial statements included under “Item 18. Financial Statements.” Due to consistent accounting policies and methods between us, Shengzhan and Shengjing, there were no adjustments necessary to conform accounting methods. See Note 1 to our consolidated financial statement included elsewhere in this annual report.

Our selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and our consolidated balance sheet as of December 31, 2009, 2010 and 2011 have been derived from our unaudited consolidated financial statements which are not included in this annual report on Form 20-F and give effect to the retroactive consolidation of Shengzhan and Shengjing.

Previously, we reported our net revenues in two categories, (i) online game revenues derived in China, which included revenues from both MMO games and mobile games generated in China, and (ii) other revenues. From the first quarter of 2013, we adjusted the presentation of our net revenues to three categories, including MMO game revenues, mobile game revenues and other revenues, as a result of significant growth in mobile game revenues. We no longer distinguish net revenues generated inside and outside China. Amounts for prior periods have been reclassified to conform to the current presentation. See Item 5.A. “Operating Results—Revenues.”

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

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except earnings per share/ADS data)
Consolidated Statements of Operation and Comprehensive Income Data:
Net revenues:
MMO game revenues	4,774.4	4,412.1	5,183.9	4,561.4	3,806.4	628.8
Mobile game revenues	—	—	—	10.2	482.2	79.7
Other revenues	53.9	118.8	125.9	147.0	56.1	9.2
Total net revenues	4,828.3	4,530.9	5,309.8	4,718.6	4,344.7	717.7
Cost of revenues:
Third parties	(1,192.2)	(1,224.4)	(1,355.7)	(1,123.6)	(1,103.2)	(182.2)
Related parties	(11.2)	(10.6)	(11.8)	(32.2)	(32.5)	(5.4)
Total cost of revenues	(1,203.4)	(1,235.0)	(1,367.5)	(1,155.8)	(1,135.7)	(187.6)
Gross profit	3,624.9	3,295.9	3,942.3	3,562.8	3,209.0	530.1
Operating expenses:
Product development	(349.2)	(517.1)	(755.4)	(712.3)	(714.1)	(118.0)
Sales and marketing
Third parties	(232.6)	(321.8)	(270.0)	(262.2)	(401.6)	(66.3)
Related parties	—	—	(46.4)	(55.4)	(45.8)	(7.6)
Total sales and marketing	(232.6)	(321.8)	(316.4)	(317.6)	(447.4)	(73.9)
General and administrative	(438.4)	(431.6)	(519.5)	(412.9)	(348.7)	(57.6)
Impairment of goodwill	—	—	—	—	(30.8)	(5.1)
Settlement of gain contingency with former shareholder	—	—	—	—	59.9	9.9
Total operating expenses	(1,020.2)	(1,270.5)	(1,591.3)	(1,442.8)	(1,481.1)	(244.7)
Income from operations	2,604.7	2,025.4	2,351.0	2,120.0	1,727.9	285.4
Interest income
Third parties	39.2	74.9	109.3	146.1	73.9	12.2
Related parties	—	2.0	32.5	83.7	48.6	8.0
Interest expense
Third parties	(1.4)	(1.1)	(10.8)	(96.9)	(16.1)	(2.7)
Related parties	—	(11.1)	(12.2)	(26.8)	(28.8)	(4.8)
Investment income	0.2	0.2	0.5	0.1	16.3	2.7
Other income, net	197.1	246.2	209.7	128.9	136.0	22.6
Income before income tax expenses and equity in losses of affiliated companies	2,839.8	2,336.5	2,680.0	2,355.1	1,957.8	323.4
Income tax expenses	(588.0)	(436.7)	(609.3)	(545.5)	(322.3)	(53.3)
Equity in losses of and impairments of investments in affiliated companies	(30.1)	(5.4)	(10.0)	(21.0)	(7.5)	(1.2)
Net income	2,221.7	1,894.4	2,060.7	1,788.6	1,628.0	268.9
Less: Net income attributable to non-controlling interests	(18.6)	(15.8)	(21.1)	(23.2)	(40.1)	(6.6)
Net income attributable to Shanda Games Limited	2,203.1	1,878.6	2,039.6	1,765.4	1,587.9	262.3
Earnings Per Share Data:
Earnings per share, basic	3.96	3.29	3.60	3.18	2.96	0.49
Earnings per share, diluted	3.94	3.29	3.60	3.18	2.95	0.49
Earnings per ADS, basic(2)	7.92	6.58	7.20	6.36	5.92	0.98
Earnings per ADS, diluted(2)	7.88	6.58	7.20	6.36	5.90	0.98

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Consolidated Balance Sheets Data:
Total current assets	3,822.9	3,916.7	6,037.5	7,182.3	3,059.4	505.4
Total assets	4,888.6	7,404.2	8,322.9	8,816.5	5,127.4	847.0
Total current liabilities	1,663.4	2,695.2	4,222.8	4,162.5	3,733.4	616.7
Total long term liabilities	40.9	378.3	376.7	166.2	474.8	78.4
Total liabilities	1,704.3	3,073.5	4,599.5	4,328.7	4,208.2	695.1
Redeemable non-controlling interest	—	—	13.9	13.9	13.9	2.3
Total Shanda Games Limited shareholders’ equity	2,978.4	4,091.8	3,452.3	4,420.5	595.0	98.3
Non-controlling interests	205.9	238.9	257.2	53.4	310.3	51.3
Total equity	3,184.3	4,330.7	3,709.5	4,473.9	905.3	149.6
Total liabilities and equity	4,888.6	7,404.2	8,322.9	8,816.5	5,127.4	847.0

(1)	Translations of RMB into U.S. dollars were made at a rate of RMB 6.0537 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2013.

(2) Each American Depositary Share, or ADS, represents two Class A ordinary shares.

EXCHANGE RATE INFORMATION

Solely for the convenience of the reader, unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period End

2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
2012	6.2990	6.3879	6.2221	6.2301
2013	6.1412	6.2438	6.0537	6.0537
October 2013	6.1032	6.1209	6.0815	6.0943
November 2013	6.0929	6.0993	6.0903	6.0922
December 2013	6.0738	6.0927	6.0537	6.0537
2014
January 2014	6.0509	6.0600	6.0402	6.0590
February 2014	6.0816	6.1448	6.0591	6.1448
March 2014	6.1729	6.2273	6.1183	6.2164
April (through April 18, 2014)	6.2121	6.2240	6.1966	6.2240

Source: H.10 statistical release of the U.S. Federal Reserve Board

(1)	Annual averages were calculated using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages were calculated using the average of the daily rates during the relevant month.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Risks Relating to Our Business and Our Industry

If we are unable to successfully develop and source new games, our business prospects, financial condition and results of operations would be materially and adversely affected.

To remain competitive, we must continue to develop and source new games that appeal to game players. We develop and source new MMO games and mobile games through our multi-channel strategy, including in-house development, licensing, investments, acquisitions, joint development and joint operation. However, we cannot assure you that we will be successful in executing such strategy. If we fail to do so, our business, financial condition, results of operations and business prospects would be materially and adversely affected. The following summarizes risks relating to our multi-channel strategy.

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

We license many of our MMO games and mobile games, including some of our most popular games, from third parties. For example, a third party co-owns with Actoz the intellectual property rights relating to Legend of Mir II, or Mir II, and we pay, through Actoz, part of the ongoing licensing fees to this third party. In 2012 and 2013, we derived approximately 54.7% and 60.8% of our net revenues, respectively, from games that were licensed from third parties, including Mir II. We must maintain good relationships with our licensors to ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors. Finally, our licenses may be terminated upon the occurrence of certain events, such as a material breach by us. Only some of our license agreements allow us to automatically extend the term of the license without renegotiating with the licensors. We may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new royalty terms that are unacceptable to us. Our ability to continue to license our games and to maintain good relationships with our licensors also affect our ability to license new games developed by the same licensors.

•	Investments in and acquisitions of other businesses that we believe may benefit our business

We intend to continue to invest in or acquire other businesses that complement our business or games that we believe may benefit us in terms of game player base or game portfolio. For example, in 2010, we acquired Eyedentity, a Korea-based online game developer, and Goldcool, a Shanghai-based online game developer and operator. Our ability to grow through investments and acquisitions will depend on the availability of suitable candidates at an acceptable cost and our ability to consummate such transactions on commercially reasonable terms, as well as our ability to obtain any required governmental approvals. The identification and completion of these transactions may also require us to expend significant management and other resources. Moreover, the benefits of an investment or acquisition may take considerable time to materialize, and we cannot assure you that any particular transaction will achieve the intended benefits. For example, in October 2013, we sold a majority of our equity stake in eFusion, a German game operator acquired by us in July 2012, back to its minority shareholder due to its unsatisfactory performance. Future acquisitions could also expose us to potential risks, including those associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of the acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.

•	Sourcing of new games through joint development and joint operation

We jointly develop certain games with international game developers. For example, we have jointly developed an online version of Championship Manager Online with Square Enix Co. Ltd., or Square Enix. We also jointly operate certain games with third-party developers in China. For example, in August 2012, we launched the 3D fantasy MMORPG, Age of Wushu, which is jointly operated by Suzhou Snail Electronics Co. Ltd. and us. We must maintain good relationships with our joint developers and joint operators to ensure the continued smooth development or operation of our joint development and joint operation games. Our ability to jointly develop and jointly operate successful games also depends on the availability of joint development and joint operation partner candidates.

We depend substantially on three MMORPGs, which accounted for approximately 63.2% and 55.0% of our net revenues in 2012 and 2013, respectively, and have finite commercial lifespans.

Three of our MMORPGs, Mir II, The World of Legend, or Woool, and Dragon Nest, including their sequels, contributed approximately 29.8%, 12.7% and 12.5% of our net revenues, respectively, in 2013. Even though we expect the percentage of our net revenues generated from these games to decrease as net revenues from our other games and our other sources of revenue increase, we expect to continue to derive a substantial portion of our net revenues from these games in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II, Woool or Dragon Nest, including:

•	any reduction in purchases of virtual items by players of these games;

•	a decrease in the popularity of any of these games in China due to increased competition or other factors;

•	failure to improve, update or enhance these games in a timely manner; or

•	any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to these games.

As with other games, Mir II, Woool and Dragon Nest have finite commercial lifespans. Mir II, Woool and Dragon Nest were launched in 2001, 2003 and 2010, respectively. While we believe we will be able to extend the commercial lifespans of these games by enhancing, expanding and upgrading these games to include new features that appeal to existing players and attract new players, revenues from these games may decline as a result of the games approaching the end of their commercial lifespans. In the second quarter of 2012, we scaled back monetization activities for Mir II and Woool and sought to lengthen their lifespans by promoting activities that enhance interaction among users, and our net revenues decreased by approximately 18% compared to the previous quarter. We experienced a decrease of RMB416.4 million (US$68.8 million) in net revenues from these games from 2012 to 2013 as we continued to scale back monetization activities. If we are not able to extend the commercial lifespans of Mir II, Woool and Dragon Nest, our business prospects, financial condition and results of operations may be materially and adversely affected.

Our new games may not be commercially successful, and we may fail to launch new games according to our timetable, or at all.

In order to remain competitive, we must introduce new games that are attractive to our game players and can generate additional revenues and diversify our revenue sources. In addition, due to the substantially shorter lifecycles of mobile games than MMO games, we need to increase the development of mobile games in the pipeline and launch new mobile games at a higher frequency. We cannot assure you that the new games we launch will be commercially successful, and you should not use the success of our existing MMO games or mobile games as an indication of the future commercial success of any of the games in our pipeline. A number of factors could result in delays in launching or prevent us from launching our new games, including technical difficulties, insufficient game development personnel, a lack of marketing or other resources, insufficient interest in our new games among players during the beta testing, and adverse developments in our relationship with the licensors of our new licensed games. For example, we experienced a decrease of RMB164.6 million in net revenues generated from Dragon Nest in China in 2012 as several key expansion packs for the game were delayed in China. In addition, there are many factors that could adversely affect the popularity of our new games, including our abilities to anticipate and adapt to future technology trends, new business models and changed game player preferences and requirements, to plan and organize marketing and promotional activities, and to differentiate our new games from our existing games and other games offered by other companies. We pay licensing fees for games that we license from third-party developers, and failure to introduce new games or maintain their popularity may result in significant write-down or write-off of licensing fees of the relevant games. For example, despite being well received by game players in the United States, RIFT, a 3D MMORPG we licensed from a third party, did not gain momentum among Chinese players after its commercial launch. Due to its lack of popularity, we decided to shut down its operation in September 2013 and, as a result, accelerated amortization of the remaining licensing fee of RMB32.8 million (US$5.4 million) for this game. If we fail to launch new games according to our timetable or at all or if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game sourcing or development costs, which can be significant.

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

We currently operate most of our MMO games and all of our mobile games using the item-based revenue model, and have generated, and expect to continue to generate, a substantial majority of our revenues using this revenue model. Although we have adopted the item-based revenue model for substantially all of our games, it may not be the best revenue model. The item-based revenue model requires us to develop or license games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our active users into paying users. In addition, the item-based revenue model may cause additional concerns from PRC regulators who have been implementing regulations that are designed to reduce the amount of time that Chinese youth spend on games and to limit the total amount of virtual currency issued by game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our games if we believe the existing revenue models are not optimal. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our games. We may also experiment with new revenue models for our new games, which may not gain acceptance among game players. We cannot assure you that the revenue model that we have adopted for any of our games will continue to be suitable for that game, or that we will not in the future need to switch our revenue model or introduce new revenue model for that game, or that any new revenue model we introduce will be well received by game players.

Our business could suffer if we do not successfully execute our growth strategies.

To execute our growth strategies, we anticipate that we will need to manage and supervise our current game portfolio, as well as develop and source additional games. We also will need to continue to expand, train, manage and motivate our workforce, manage our relationships with our game licensors, joint developers, joint operators, game players and third-party service providers, develop web-based games and mobile games and launch new technologies that provide ease of access to our games through micro clients. In addition, we need to implement various new or upgraded operational and financial systems, procedures and controls and to improve our accounting and other internal management systems, all of which will require substantial management efforts and financial resources and may divert our management’s attention from running our business or otherwise harm our operations. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies, and any failure to do so may limit our future growth and hamper our business strategy.

There are risks associated with our pursuit of growth through acquisitions and strategic investments.

In recent years we have pursued, and in the future we may continue to pursue, growth through acquisitions and strategic investments. In general, these acquired or invested companies either own intellectual property rights relating to games or operate a network for the distribution of our games. For example, in 2010, we acquired Goldcool, which owns the intellectual property rights to numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords, and Eyedentity, which owns the intellectual property rights to Dragon Nest. Our acquisition of these companies entails a number of other risks that could materially and adversely affect our business and results of operations, including an inability to realize the synergies or achieve the level of performance contemplated at the time of executing these transactions, difficulties integrating the acquired company’s personnel, operations, technologies or products into our existing business, the need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, the diversion of management resources from other strategic and operational issues, the inability to retain the key employees of the acquired companies, and the potential write-offs of acquired assets and goodwill, as well as potential expenses related to the amortization of intangible assets. See also “—We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.” If we are unable to generate significant amounts of revenue from the acquired companies, we may suffer financial losses as a result of the acquired company’s on-going operating expenses, expenses related to the amortization of intangible assets from the acquisition, and additional share-based compensation expenses related to the acquisition. In March 2012, we sold Mochi Media, Inc., or Mochi Media, a company with its focus on mini casual games, to Shanda Online, a company under the common control of Shanda Interactive, due to our decision to focus on more intensive and advanced online games in early 2012. As a result of the sale, we recognized a charge of RMB244.0 million to our additional paid-in capital in 2012. In October 2013, we sold a majority of our equity stake in eFusion, a German game operator acquired by us in July 2012, back to its minority shareholder due to its unsatisfactory performance. As a result, we recognized an investment loss of RMB3.2 million (US$0.5 million) in 2013. Furthermore, in August 2013, we completed the acquisition of Shengzhan and Shengjing, which operate platform services and prepaid card distribution services. See Item 7.B. “Related Party Transactions—Acquisition of Platform and Prepaid Card Distribution Businesses.” We face risks of integration of such new businesses and may not be able to realize the contemplated synergies for a unified platform. Our failure to address the risks associated with our acquisition may have a material adverse effect on our financial condition and results of operations.

Our operating margin and profitability may be affected by the change in the mix of revenues from our MMO games and mobile games.

In general, we believe our mobile games have lower operating margins compared with our MMO games. In 2013, we experienced rapid growth in revenues from our mobile games, which contributed to RMB482.2 million (US$79.7 million), or 11.1%, of our net revenues, as compared with RMB10.2 million, or 0.2%, of our net revenues in 2012. Over the same period, our operating margin decreased from 44.9% to 39.8% from 2012 to 2013, partially due to the increase of the proportion of our mobile game revenues. We plan to continue to strengthen our mobile game business in the future by rolling out more titles and building our own mobile distribution platform. Therefore, our operating margin and profitability may be negatively affected as a result of further changes in the mix of revenues from MMO games and mobile games in the future.

We face risks associated with the licensing of our games internationally, and if we are unable to effectively manage these risks, our ability to expand our business internationally could be impaired.

As of March 31, 2014, we had licensed 15 MMO games to game operators in a number of countries and regions throughout the world. We plan to further license our existing and new games in more countries and regions.

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

We cannot be certain that our in-house developed, licensed, jointly developed or jointly operated games or other content posted on our website do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. As of March 31, 2014, 13 of the games we operated were developed in-house, 40 were licensed from third parties, seven were acquired from third parties, two were jointly developed with a third party and one were jointly operated with third-parties. We have historically been sued for alleged copyright infringement and unfair competition by third parties, and we or any of our licensors, joint developers, joint operators or game developers and operators in which we have invested may in the future be perceived or alleged to infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties and become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others.

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

For instance, pirate game servers illegally operate unauthorized copies of our MMO games and enable players to play those games without purchasing prepaid cards for them. Despite our efforts to shut down pirate game servers, we believe that a significant number of pirate game servers continue to operate unauthorized copies of our MMO games. In addition, although we sell our mobile games through cloud-based vendor platforms, mobile device owners may modify their devices to bypass such vendor platforms and install pirate copies of our mobile games offline. If pirate game servers continue to operate any of our MMO games, or if pirate copies of our games proliferate, our business, financial condition and results of operations may be materially and adversely affected.

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

Our business may be materially harmed if our MMO games are not featured prominently in a sufficient number of Internet cafés in China.

We believe a substantial number of game players access our games through Internet cafés in China. Due to limited hardware capacity, Internet cafés generally feature a limited number of games on their computers. We thus compete with a growing number of online game operators to have our MMO games featured on these computers. This competition has intensified in China due to a nationwide suspension of approvals for the establishment of new Internet cafés in 2007. See “—Risks Relating to Regulation of Our Business and to Our Structure—Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our game player base.” If we fail to feature our games prominently and sufficiently in Internet cafés in China or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

We depend on certain affiliated entities to provide services that are critical to our business. The termination or breach of any of these service agreements could have a material adverse effect on our business, financial condition and results of operations.

We have engaged various entities under the common control of Shanda Interactive to provide certain services that are critical to our business, including online payment, rental of office spaces and others. For additional details on our agreements and the fees that we pay to these affiliated entities, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive.” Since we do not control these affiliated entities, and because we depend on them for the provision of services that are critical to the operation of our online game business in China, we face certain risks with respect to our arrangements with such entities. If any of these affiliated entities breaches obligations under the respective agreements, terminate these agreements, or refuse to renew these agreements on terms acceptable to us or at all, we may not be able to find a suitable alternative service provider or be able to establish our own payment platform in a timely manner. Similarly, if we breach the terms of the agreements, these entities could terminate these agreements and halt services that are critical to our business. Termination of these agreements could have a material adverse effect on our business, financial condition and results of operations.

Any failure of or significant quality deterioration in the services provided by our affiliated entities could impact our reputation, reduce sales through these channels or even expose us to potential litigation risks. As a result, our financial condition and results of operations could be materially and adversely affected.

Any failure of or significant quality deterioration in the services offered by our affiliated entities could materially and adversely affect our business. For example, we rely on the online payment platform of Shengfutong for the backend interfaces to the online payment processing services. Secured transmission of confidential information, such as game players’ credit card numbers and expiration dates, personal information and billing addresses over public networks, is essential to maintaining consumer confidence in such payment channels and to allowing us to collect payments on a timely basis. We expect that an increasing amount of the direct sales of prepaid cards will be conducted over the Internet with the growing use of online payment systems. As a result, associated online crime will likely increase, and we cannot assure you that the current security measures of Shengfutong and those of the third parties with whom Shengfutong transact businesses will be adequate. Security breaches of these online billing and payment platforms maintained by Shengfutong could result in delay or failure in collecting payments, expose us to litigation and potential liability for failing to protect confidential game player information, and harm our reputation and our ability to retain existing players, to attract new players and to encourage the consumption of virtual items in our MMO games by game players.

Our affiliated entities provide services to some of our competitors, which may have a material adverse effect on our business.

Our affiliated entities provide services to companies that compete with us and may enter into additional similar commercial relationships with such companies. For example, Shengfutong provides payment services to various online game companies including Kingsoft Corporation Limited, or Kingsoft, KongZhong Corporation, or KongZhong, and Taomee Holdings Limited. These commercial relationships may strengthen these online game companies’ market share and enable them to achieve market acceptance of their game and services, and our business, financial conditions and results of operations could be materially and adversely affected.

We use third-party mobile app platforms to distribute our mobile games, and our mobile game operation may be materially and adversely affected if there are any changes to their services, terms and conditions or pricing.

We distribute a substantial portion of our mobile games through Apple’s App Store and Google’s Google Play, and are subject to their standard service terms and conditions with regard to the promotion, distribution, operation and payment methods for our mobile games. For the Android platform, we also use other third-party mobile app platforms to distribute our mobile games in China. If any of these mobile app platforms (i) fails to provide high levels of service to enable players to access our games, (ii) experiences issues with in-app purchasing functionality, (iii) discontinues its relationship with us due to any reason, such as our failure to comply with any laws or regulations in any jurisdiction where our games are offered, (iv) limits our access to its channels, (v) modifies its terms of services or other policies, or (vi) changes its fee structure or revenue sharing strategy, our mobile game business could be adversely affected.

We face the risks of uncertainties in the growth of the online and mobile game industries and market acceptance of our games.

The growth of the online and mobile game industries and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our results of operations will depend on factors beyond our control, including:

•	whether the online and mobile game industries, particularly in China and the rest of the Asia-Pacific region, continue to grow and the rate of any such growth;

•	changes in consumer demographics, tastes or preferences;

•	the popularity and price of new games and virtual items that we and our competitors launch and distribute;

•	our ability to timely upgrade and improve our existing games to extend their commercial lifespans and to maintain or expand their market share in the online and mobile game industries;

•	the availability and popularity of other forms of entertainment, which are already popular in China and other countries or regions in which we market our games, including social networking games such as those offered on Tencent WeChat, Tencent Qzone, Renren, Qihoo and Weibo platforms, mobile games such as those offered on Apple’s iOS or Google’s Android platform, and console system games such as those made by Microsoft, Nintendo and Sony; and

•	general economic conditions, particularly economic conditions that impact the level of discretionary consumer spending.

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

The online and mobile game industries in China are highly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of games, including social networking games and mobile games, to be introduced to China. Competition from other game operators, both based in China as well as overseas, is likely to increase in the future. Other game operators or developers, such as China-based Boyaa Interactive, Changyou.com Limited, China Mobile Games and Entertainment Group Limited, Forgame Holdings Limited, Giant Interactive, IGG Inc., Kingsoft, KongZhong, NetEase, Inc., NetDragon Websoft, Inc., Perfect World Co., Ltd., or Perfect World, Tencent Holdings Limited and The9 Limited, as well as international game developers and operators, such as Activision Blizzard, Inc., CJ Entertainment & Media, Com2us Corporation, DeNA Co., Ltd., Electronic Arts, Inc., Gameloft SE, GungHo Online Entertainment, Inc., Glu Mobile, Inc., Gree, Inc., King Digital Entertainment plc., NCSoft Corporation, Nexon Corporation, NHN Corp., SEGA Networks, Square Enix Co., Ltd., Wemade Entertainment Co., Ltd. and Zynga, Inc., are our current or potential future competitors. As the online and mobile game industries in China are constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken our brand name and achieve greater market acceptance than ours. In addition, even if we are successful in launching new games, competitors may launch similar games which compete for potential game players. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with larger, more established and better financed companies and therefore, obtain significantly greater financial, marketing and game licensing and development resources than us. In addition, increased competition in the online and mobile game industries in China and globally could make it difficult for us to retain existing players and attract new players. Moreover, we may face increasing competition from console systems. New forms of games, such as virtual reality games on Oculus Rift, may quickly become popular and compete with online and mobile games. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We may face intensive competition from game console systems in the near future.

Previously, PRC regulations prohibited the sale of game console systems in China. As a result, despite significant success achieved by console systems in markets other than China, we experienced less competition from them. In September 2013, such prohibition was released upon the establishment of China (Shanghai) Pilot Free Trade Zone, or Shanghai FTZ. Since then, foreign-invested companies have been allowed to manufacture and sell game console systems within Shanghai FTZ and may also sell game console systems to the domestic market subject to the approval by MOC. Under such new policy, various competitors began the process to introduce game console systems into the Chinese markets. If they are successful, we may face intensive competition from these console systems.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.

Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Tianqiao Chen, our chairman, the chairman of Shanda Interactive and the co-founder of our business, Mr. Xiangdong Zhang, our director and chief executive officer, Mr. Tunghai Chien, our president, and Mr. Richard Wei, our chief financial officer. We also rely on a number of key technology staff for the development and operation of our MMO games and mobile games. In addition, as we expect to focus increasingly on the development of our own games, we will need to continue attracting and retaining skilled and experienced game development personnel to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, suppliers and key professionals and staff. All of our employees, including each of our executive officers and key employees, have entered into an employment agreement with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as those in countries such as the United States, especially with respect to liquidated damages for breach of non-compete obligations by employees. Thus, we cannot assure you that a PRC court would enforce our rights under the non-compete provisions. Furthermore, since the demand and competition for talent is intense in our industry, particularly for game development personnel and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. We cannot assure you that we will be able to attract or retain the key personnel that we will need to implement our strategies and achieve our business objectives.

Our business, financial condition and results of operations could be materially and adversely affected by a severe and prolonged global economic downturn and a corresponding slowdown of the PRC economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the PRC economy in 2012. It is unclear whether the PRC economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a conflict involving Ukraine. There have also been concerns about the tensions in the relationship between China and Japan and about North Korea’s nuclear program. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or PRC economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Our games may contain errors or other defects. In addition, parties unrelated to us have developed, and may continue to develop, Internet cheating programs that enable game players to obtain unfair advantages over other game players who do not use such programs. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of errors or defects in our MMO games or our failure to discover and disable cheating programs affecting the fairness of our game environment could disrupt our operations, damage our reputation and discourage our game players from playing our games. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.

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

We acquire or invest in companies whose businesses supplement our business and license games from affiliated entities and third parties. We record acquisition goodwill, investments in affiliated companies and acquired intangible assets on our balance sheet in connection with such acquisitions, investments and licensing arrangements, respectively. If the carrying value of our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations. In connection with this risk, impairment charges recorded in earnings for intangible assets, prepaid upfront license fees in connection with licensing arrangements, investments in affiliated companies and goodwill were RMB78.3 million, RMB22.5 million and RMB30.8 million (US$5.1 million) for 2011, 2012 and 2013, respectively.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2013. In addition, PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, reported that our internal control over financial reporting was effective as of December 31, 2013. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

For example, in the fourth quarter of 2009, we introduced an expansion pack for Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% compared with the previous quarter. In the second quarter of 2012, we scaled back monetization activities for Mir II and Woool and sought to lengthen their lifespans by promoting activities that enhance interaction among users, and our net revenues decreased by approximately 18% compared to the previous quarter.

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

Risks Relating to Our Continued Relationship with Shanda Interactive

We may not be able to continue to receive the same level of support from Shanda Interactive.

Our online game business has benefited significantly from Shanda Interactive’s brand name and strong market position in China. In addition, we have benefited from using the services of various affiliated entities under the common control of Shanda Interactive, including online payment and rental of office spaces. Although we have entered into a number of agreements with the various affiliated entities under the common control of Shanda Interactive that provide these services, and other related agreements with Shanda Interactive, we cannot assure you that we will be able to continue to receive the same level of support from Shanda Interactive in the future.

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

In connection with the reorganization, we entered into a non-compete and non-solicitation agreement (which was amended and restated on September 10, 2009 and July 1, 2013), or the non-compete agreement with Shanda Interactive, pursuant to which Shanda Interactive has agreed, for a period of five years commencing July 1, 2013, not to engage, and to cause each other member of the Shanda Group (other than Shanda Games) not to engage, directly or indirectly, in the online game and mobile business anywhere in the world. This agreement is subject to important exceptions, namely, (1) certain of Shanda Interactive’s subsidiaries may continue to engage in third party billing, payment and related services, (2) Shanda Interactive may hold or acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game and mobile game business; (3) Shanda Interactive may make minority, passive or venture capital investments by its private equity and venture capital funds; and (4) Shanda Interactive may operate virtual communities with certain online game features provided that such features do not constitute the core business model of such community. In addition, the non-compete agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game and mobile game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%. Because of the exceptions described above, we cannot assure you that the non-compete agreement will be effective in preventing Shanda Interactive from engaging in certain conduct or transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business. Even if there is no actual direct or indirect competition to our online game business, the perception by investors or securities analysts of possible competition from Shanda Interactive could adversely affect our business prospects and the price of our ADSs. Nor can we assure you that Shanda Interactive will not breach the non-compete agreement. Although non-compete agreements are generally enforceable under PRC laws, the PRC legal practice regarding the enforceability of such agreements is not as well-developed as those in countries such as the United States, especially with respect to liquidated damages for breach of non-compete obligations by employees. Thus, we cannot assure you that a PRC court would enforce our rights under the non-compete agreement. Even if such agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere. In addition, Shanda Interactive may not agree to extend or renew such non-compete agreement upon its expiration on June 30, 2018 and may decide to compete with us at that time, which will have a material adverse effect on our business, financial condition and results of operations.

Shanda Interactive will control the outcome of shareholder actions in our company.

Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Shanda Interactive, through its wholly owned subsidiary Shanda SDG Investment Limited, or Shanda SDG, held 380,127,724 Class B ordinary shares, or approximately 70.8% of the combined total outstanding ordinary shares (representing approximately 96.0% of the total voting rights) in our company as of February 17, 2014. Shanda Interactive’s shareholding, in particular the greater voting rights of the Class B ordinary shares it beneficially owns, gives it the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NASDAQ requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, Shanda Interactive could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

As a result of Shanda Interactive’s beneficial ownership of Class B ordinary shares, Shanda Interactive’s voting power may cause transactions to occur that might not be beneficial to you as a holder of our ADSs and may prevent transactions that would be beneficial to you. For example, Shanda Interactive’s voting power may prevent a transaction involving a change of control of our company, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, Shanda Interactive may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event. In addition, Shanda Interactive is not prohibited from selling a controlling interest in us to a third party and may do so without your approval. If Shanda Interactive sells its controlling interest in our company to a third party, is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise voting control over the Class B ordinary shares held by Shanda Interactive and may do so in a manner that could vary significantly from that of Shanda Interactive.

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

Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to conflicts of interest we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:

•	Employee recruitment and retention. Because both Shanda Interactive and we operate primarily in Shanghai and are engaged in the interactive entertainment business, we may compete with Shanda Interactive in the hiring of new employees, in particular with respect to those involved in interactive entertainment content development and operation. While the non-compete agreement restricts Shanda Interactive from inducing any of our employees to terminate his or her employment with us, we cannot assure you that Shanda Interactive will not breach this agreement.

•	Our board members or executive officers may have conflicts of interest. Our chairman, Mr. Tianqiao Chen, also serves as Shanda Interactive’s chairman and chief executive officer. Our director, Mr. Danian Chen, also serves as Shanda Interactive’s director. Our director, Mr. Li Yao, also serves as Shanda Interactive’s senior vice president of finance. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

•	Allocation of business opportunities. Business opportunities may arise that both we and Shanda Interactive find attractive, and which would complement our respective businesses. Although Shanda Interactive has agreed in the non-compete agreement with us not to acquire equity interests in third-party online game businesses without first using its reasonable best efforts to make such investment opportunities available to us, subject to certain limited exceptions, we may not be able to pursue the business opportunities effectively if Shanda Interactive decides to take advantage of such opportunities itself notwithstanding such agreement.

•	Developing business relationships with Shanda Interactive’s competitors. So long as Shanda Interactive remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other interactive entertainment media companies in China.

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

Various regulations in China currently restrict or prevent foreign and foreign-invested entities from engaging in telecommunication services in China, including operating online games. Since we are a Cayman Islands exempted company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through our VIEs, all of which are wholly owned by either PRC citizens or PRC companies. Our PRC subsidiaries have entered into a series of contractual arrangements with our VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of our VIEs and consolidate the results of operations of our VIEs in our financial statements. In the opinion of our PRC counsel, Global Law Office, our current ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their respective shareholders on the other hand, are in compliance with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with the opinion of our PRC counsel.

On July 13, 2006, MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT 2006 Circular in order to prevent foreign investors from indirectly operating telecommunication services in China through domestic value-added telecommunication carriers, including through the lease, transfer or purchase of telecommunications business operation license in any form. The MIIT 2006 Circular provides that any domain name or trademark used by a value-added telecommunication carrier shall be legally owned by such carrier or its shareholders. The MIIT 2006 Circular also provides that the operation site and facilities of a value-added telecommunication carrier shall be installed within the business scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecommunication services that the carrier has been approved to provide. Due to a lack of interpretative materials from the authorities, it is uncertain whether MIIT would consider our corporate structure and the contractual arrangements between our PRC subsidiaries and our VIEs as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT 2006 Circular might have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

In September 2009, the General Administration of Press and Publications, or GAPP, one of the predecessor authorities of the State General Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and several other government agencies jointly issued a circular, or the GAPP 2009 Circular, which restates the general principle espoused in various regulations that foreign investment is not permitted in online game operating businesses in China. The GAPP 2009 Circular prohibits foreign investors from participating in online game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant government agencies of the PRC, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be terminated. However, as a detailed interpretation of the GAPP 2009 Circular has not been issued, it is not yet clear how and to what extent this circular will be implemented. Furthermore, as certain other government agencies such as the Ministry of Commerce, or MOFCOM, the Ministry of Culture, or the MOC, and MIIT did not join GAPP in issuing the GAPP 2009 Circular, the views of these authorities are uncertain in clarifying the scope of implementation and enforcement of the GAPP Circular 2009.

We cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation the requirements described in the MIIT 2006 Circular and the GAPP 2009 Circular, with existing policies or with requirements or policies that may be adopted in the future. For example, as some of the domain names and trademarks that we use in our operations are not owned by our VIEs or their respective shareholders, we may be in violation of the provisions of the MIIT 2006 Circular or the GAPP 2009 Circular, because we operate our online game business through such VIEs. If any of our businesses is determined not to be in compliance with the MIIT 2006 Circular or the GAPP 2009 Circular, the PRC government could take a number of regulatory or enforcement actions that would be harmful to our business, including but not limited to: levying fines, revoking our business and operating licenses, requiring us to discontinue or restrict our operations, blocking our website, requiring us to restructure our business or imposing additional conditions or requirements with which we may not be able to comply. We may also encounter difficulties in obtaining performance under or enforcement of these VIE contracts. Any of these actions could cause our business, financial condition and results of operations to suffer and the market price of our ADSs to decline.

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

Under the contractual arrangements with our VIEs and their respective shareholders, (a) we may replace any such individual or entity as a shareholder of any of our VIEs, and (b) each of these shareholders has executed a power of attorney to appoint the relevant PRC subsidiary as the attorney-in-fact to act on such shareholder’s behalf on all matters pertaining to our VIEs and to exercise all of the rights as a shareholder of our VIEs. However, none of the nominee shareholders of our VIEs is a director or major shareholder of our company. As a result, the shareholders of our VIEs may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. If any of the foregoing were to occur, we may have to incur substantial costs and expend significant resources to enforce these contractual arrangements, including initiating legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations and adversely affect our ability to control our VIEs.

The arrangements with our VIEs may be reviewed by the PRC tax authorities for transfer pricing adjustments.

We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our PRC subsidiaries and our VIEs were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses resulting from such arrangements for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by increasing our VIEs’ tax liabilities without reducing our PRC subsidiaries’ tax liabilities, which could further result in late payment fees and other penalties to our VIEs for under-paid taxes. As a result, any transfer pricing adjustment could have a material adverse effect on our financial condition and results of operations.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries and our VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC subsidiaries and our VIEs. We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the Class A ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations. If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to our HK subsidiaries and to us. Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. As a result of these and other restrictions under PRC laws and regulations, each PRC subsidiary is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion amounted to approximately RMB1,651.3 million (US$272.8 million), or 277.5% of our total consolidated net assets, as of December 31, 2013. Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with, and approval of, the relevant PRC government agencies, including the State Administration of Foreign Exchange, or SAFE. Our PRC subsidiaries and VIEs are prohibited by PRC law from directly lending money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC subsidiaries on a timely basis.

The existing contractual arrangements with our VIEs and their shareholders may be subject to national security review by MOFCOM, and the failure to receive the national security review could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs.

In August 2011, the MOFCOM promulgated the Rules of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which was promulgated in February 2011 and became effective in March 2011. Under the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors that raise concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. The application and interpretation of the MOFCOM Security Review Rules remain unclear.

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

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. In April 2007, eight PRC government agencies, including GAPP, the Ministry of Education and MIIT, jointly issued a notice requiring all Chinese online game operators to adopt an anti-fatigue system in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be healthy, three to five hours is defined to be fatiguing, and five hours or more is defined to be unhealthy. Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the fatigue level, and to zero when they reach the unhealthy level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game, which helps game operators identify which game players are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our business could be materially and adversely affected.

In July 2011, eight PRC government agencies, including GAPP, the Ministry of Education and MIIT, promulgated the Circular on Implementing the Verification of Real-name Registration for the Anti-Fatigue System of Online Games, or the Real-name Registration Circular, to strengthen the implementation of the anti-fatigue system and the real-name registration system. The Real-name Registration Circular indicates that the National Citizen Identity Information Center of the Ministry of Public Security shall verify identity information of game players submitted by online game operators. In addition, this circular imposes more stringent penalties on online game operators failing to implement the anti-fatigue and real-name registration systems properly and effectively, including suspension or termination of online game services.

Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our game player base.

In China, Internet cafés are one of the primary places where our games are played. The PRC government has tightened its regulation and supervision of Internet cafés since 2001 and closed a large number of unlicensed Internet cafés. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafés. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. In February 2007, several government agencies jointly issued a circular suspending the issuance of new Internet café licenses. Since this ban was imposed in 2007, to our knowledge, local governments have not issued new Internet café licenses and it is unclear when local governments will start issuing new licenses again. It was reported that in November 2013, MOC, the Ministry of Public Security, the MIIT and the SAIC jointly issued an internal notice and revoked this ban. However, this has not been confirmed by any public or official announcement and it is uncertain when and how this internal notice will be implemented. In March 2010, MOC issued a circular to increase the penalties for Internet cafés that admit minors. According to this circular, among other things, the governments may revoke an Internet café’s Internet culture operation license if that Internet café allows three or more minors to enter and use the Internet at one time. Government agencies may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafés. Since a substantial portion of our users play our games in Internet cafés, any reduction in the number, or slowdown in the growth, of Internet cafés in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our business and results of operations, as well as growth prospects.

The PRC government may prevent us from distributing, and we may be subject to liability for, content deemed to be inappropriate.

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In September 2000, the State Counsel promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which prohibit information that violates PRC law from being distributed through the Internet. MIIT, GAPP and MOC have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. In addition, certain PRC social organizations have discussed the possibility of implementing a rating system for online games. The effect that such a system could have on our business is unclear. If any games we offer were deemed to violate any such content restrictions, we would not be able to obtain the necessary government approval, may not be able to continue such offerings and/or could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our license for operating online games, which would materially and adversely affect our business, financial condition and results of operations.

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

We may be required to reapply for approvals for MMO games licensed from overseas licensors.

MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products in April 2009. “Imported online games” refers to online games that are licensed from licensors outside of China. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to MOC for a new approval for the same game. Although this circular has been issued for a period of time, it remains unclear how and to what extent this circular will be implemented or enforced. In September 2009, GAPP, together with two other government agencies, issued the GAPP 2009 Circular, which contains a similar provision to the MOC circular mentioned above. The GAPP 2009 Circular also requires that, in the event of a change of the operator of an imported online game, the new operator must apply to GAPP for a new approval for the same game, and the operation of the online game should be suspended until GAPP approves the change in operator.

We have obtained MOC approvals for all of our imported MMO games. However, we currently operate substantially all of our imported MMO games under import approvals granted by GAPP to Shanda Networking. Under the above referenced circulars, we are required to reapply to GAPP for approvals for our imported MMO games. We are committed to complying with the requirements of these circulars. However, we cannot assure you that we will succeed in obtaining all the approvals as required by these circulars in time or at all. If we fail to comply with the requirements of these circulars or fail to obtain all the approvals for our imported MMO games, we may be subject to fines, revocation of the relevant operating licenses, the discontinuation or restrictions on our operations or other sanctions. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

Our MMO game revenues are collected primarily through the sale of our prepaid cards or online sale of game points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by MOC in February 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. The Internet Cafés Notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, and virtual currency should only be used to purchase virtual items.

In June 2009, MOC and MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. In the Virtual Currency Notice, the PRC government for the first time defined “Virtual Currency” as a type of virtual exchange instrument issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Virtual Currency Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from operating as both an issuer and as a trading platform. The Virtual Currency Notice also requires online game operators to report the total amount of their issued virtual currencies on a quarterly basis and game operators are prohibited from issuing disproportionate amounts of virtual currencies in order to generate revenues.

We issue online game virtual currency to game players for them to purchase various virtual items or time units to be used in our MMO games. Shanghai Shulong, Shulong Computer, Chengdu Simo, Chengdu Aurora, Shanghai Hongli, Chengdu Youji and Tianjin Youji have obtained approval from MOC to issue online game virtual currency, as required under the Virtual Currency Notice. Although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue (such as coupons) are transferable and exchangeable in the games. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, aside from being engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including but not limited to mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from creating game features that involve the direct payment of cash or virtual currency by players to increase their chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing virtual currency to game players through means other than purchases with legal currency. It is unclear whether these restrictions would apply to certain aspects of our MMO games. For example, certain of our games contain features known as “treasure boxes.” Players may use “yuanbao,” a type of virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the player with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe this feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. In addition, since we believe many of our game players find treasure boxes to be an enjoyable feature of our games, if we are required to eliminate this from our games, our games could be less attractive to players. The occurrence of any of the foregoing could materially and adversely affect our business and results of operations.

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

In addition, the PRC State Administration of Taxation previously announced that it will tax game players on the income and profits derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.

Our plan to continue to license our games in international markets may also be adversely affected by public opinion or government policies in markets in which we license our games. For example, South Korea requires online game operators, such as Actoz, to obtain ratings classifications for online games and implement procedures to restrict minors from accessing online games without consents of their parents or guardians. More recently, the Ministry of Gender Equality and Family and the Ministry of Culture, Sports and Tourism in South Korea have enacted the Shutdown Law. It prohibits users under the age of 16 from playing online games during the “shutdown period” from midnight to 6:00 a.m. every day, and requires online game operators to block access by such users to online games and automatically log off such users during the shutdown period.

The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our VIEs fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The Internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, MIIT, the State Administration for Industry and Commerce, or SAIC, MOC, SAPPRFT, the State Council Information Office, the State Internet Information Office and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the online game industry.

Our VIEs are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from MIIT or its local office in order to engage in any commercial ICP operations within China. An online game operator must also obtain an Internet culture operation license from MOC and an Internet publishing license from the SAPPRFT in order to operate and distribute games through the Internet. Shanghai Shulong currently holds an inter-regional ICP license, an Internet culture operation license, and an Internet publishing license. Each of Chengdu Aurora, Chengdu Simo and Shanghai Hongli currently holds a regional ICP license, an Internet culture operation license and an Internet publishing license. Each of Tianjin Youji, Chengdu Youji and Shulong Computer currently holds a regional ICP license and an Internet culture operation license. Nanjing Shulong currently holds a regional ICP license. Shengzhan currently holds an Internet culture operation license. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

If the SAPPRFT and other competent PRC regulatory authorities consider that we were operating without proper license or approval, they may, among other things, levy fines, confiscate our income, revoke our businesses and require us to discontinue our business or impose restrictions on the affected portion of our business. In addition, the PRC government may promulgate new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business. Any of these actions may have a material and adverse effect on our results of operations.

Stricter government supervision of the online game industry may adversely affect our business and operations.

Under the Regulations on the Administration of Publishing Electronic Publications, or the GAPP Notice, promulgated by GAPP in February 2008, all online game operators must obtain an Internet publishing license to provide online game services. In addition, approvals from the SAPPRFT are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. In July 2009, GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games, which requires game operators to obtain the approval of GAPP to import online games from offshore copyright owners. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operating online games, or having its business license revoked. Our online game business may be adversely affected by these two GAPP notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

In June 2010, MOC issued the Interim Measures for Online Games Administration, or the Online Game Measures, aiming to further strengthen MOC’s supervision of the online game industry. The Online Game Measures provide that all domestic online games must be filed with MOC, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review.

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

Regulations relating to offshore investment activities by PRC residents may subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase investment in our PRC subsidiaries.

In October 2005, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in fines or sanctions imposed by the PRC government, including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. In May 2013, SAFE issued the Notice of Promulgating the Provisions on Foreign Exchange Administration Concerning Direct Investment by Foreign Investors and the Related Documents, or Circular 21, which provides detailed procedures and guidance for SAFE registration process under Circular 75.

We are committed to complying with and to ensuring that our shareholders who are subject to the regulations comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make any applicable registrations or comply with other requirements required by Circular 75 and Circular 21 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, was historically based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2013, the value of the Renminbi appreciated by approximately 36.7% against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of Renminbi against the U.S. dollar. In particular, the PBOC has recently indicated that it will further relax the restrictions on the fluctuation of exchange rates between Renminbi and foreign currencies to allow a wider band of fluctuation in the near future. Significant revaluation of the Renminbi may have a material adverse effect on your investment, as a substantial majority of our revenues and costs are denominated in Renminbi. Any significant revaluation of the Renminbi may materially inflate our revenues and earnings as expressed in U.S. dollars without reflecting an underlying change in our results of operations.

The discontinuation, reduction, delay or retroactive revocation of any of the preferential tax treatments or the government financial incentives currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

Under the enterprise income tax law, or the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a unified 25% income tax rate. Preferential tax treatments are granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as “high and new technology enterprises,” “national key software enterprises” or “software development enterprises.” See Item 5.A. “Operating Results—Taxation—PRC Enterprise Income Tax.” Some of our PRC subsidiaries and VIEs are currently qualified for such preferential tax treatments. However, we cannot assure you that these PRC subsidiaries and VIEs will be able to continue to qualify for preferential tax treatments at the same level or at all. For example, Shanghai Shulong, which was previously recognized as a high and new technology enterprise, was unable to renew its favorable tax status in 2011. Qualification for preferential tax treatments may also be reassessed by the tax authority retroactively. In 2012, the relevant tax authority determined that Shengji did not qualify as a software development enterprise for 2011. As a result, Shengji incurred additional tax charges of RMB21.9 million in 2012, based on the 25% statutory tax rate instead of a preferential rate of 12.5%, on the taxable income of 2011. If any of our PRC subsidiaries and VIEs that have qualified for preferential tax treatments fail to continue to qualify for such treatments, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations.

In 2011, 2012 and 2013 we received financial incentives from the government in the aggregate amount of RMB203.7 million, RMB183.9 million and RMB159.4 million (US$26.3 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business, financial condition and results of operations.

There are significant uncertainties under the EIT Law relating to our PRC enterprise income tax liabilities.

Under the EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of the PRC company. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. In addition, under the EIT Law and the Notice of the State Administration of Taxation on Issues Relating to the Determination of Foreign-registered Chinese-controlled Holding Enterprises as PRC Resident Enterprises under De Facto Management Organization Standard issued by the State Administration of Taxation in April 2009, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes.

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

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Since a significant portion of our in-house game development is conducted by Eyedentity and Actoz, two of our subsidiaries in South Korea, and a significant portion of our mobile game revenues were generated in South Korea, any further increase in tension for any reason could have a material adverse effect on our operations in South Korea and, in turn, on our business, financial condition and results of operations.

Risks Relating to Our ADSs

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on September 30, 2009, the market price of our ADSs on the NASDAQ Global Select Market has ranged from US$2.71 to US$13.00 per ADS and the last reported closing price on April 25, 2014 was US$6.62.

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

For example, we introduced an expansion pack in Mir II which was not well received and led to some of the game’s players reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, on March 1, 2010, we announced that we expected our net revenues in the first quarter of 2010 to decrease by 10-15% compared with the net revenues in the previous quarter. On that day, the market price of our ADSs decreased by approximately 18%, and on the following night, further decreased by approximately 6%. On July 29, 2013, we acquired Shengzhan and Shengjing, two affiliates providing user and payment platform services, from Shanda Interactive for an aggregate consideration of US$812.7 million. On the date of announcement, the market price of our ADSs decreased by approximately 20%.

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

Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

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

It is not clear whether we were a passive foreign investment company, or PFIC, for taxable year 2013. If we were a PFIC for taxable year 2013, this could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

We will be a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the average quarterly value, generally determined by fair market value, of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets and (b) received directly a proportionate share of the other corporation’s income. It is not clear whether we were a PFIC for taxable year 2013, both because it is not clear how the contractual arrangements between our PRC subsidiaries and our VIEs will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain of our assets and income for purposes of the PFIC rules. If we were a PFIC for 2013 and you held Class A ordinary shares or ADSs during such taxable year, we would generally continue to be treated as a PFIC with respect to those Class A ordinary shares or ADSs for all succeeding years during which you hold them, even if we cease to be a PFIC in taxable years ending after 2013. PFIC characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. In general, if we are a PFIC, “excess distributions” to a U.S. investor and any gain realized by a U.S. investor on the sale or other disposition of our Class A ordinary shares or ADSs will be allocated ratably over the U.S. investor’s holding period for the Class A ordinary shares or ADSs; the amount allocated to the taxable year of receipt of the distribution or disposition and any year prior to our becoming a PFIC will be taxed as ordinary income; and the amount allocated to each other taxable year will be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year. Additionally, an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Alternatively, if we are a PFIC and if our ADSs are “regularly traded” on a “qualified exchange,” a U.S. investor could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.

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

Proceedings instituted by the SEC against certain accounting firms in China, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC commenced administrative proceedings against certain accounting firms in China, including the Chinese affiliates of the “Big Four” global networks of accounting firms, alleging that these firms had refused to produce audit work papers and other documents related to certain other PRC-based companies under ongoing investigation by the SEC. The issues raised by the proceedings affect equally all audit firms based in China and all U.S.-listed companies with major operations in China. In January 2014, the SEC administrative judge reached an initial decision that the accounting firms should be censured and barred from practicing before the SEC for a period of six months. The principal auditor of our financial statements, PricewaterhouseCoopers Zhong Tian LLP, is one of the Chinese affiliates of the “Big Four” global networks of accounting firms and is subject to the proceedings and the initial decision. We may therefore be adversely affected by the outcome of the proceedings. The initial decision is neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four accounting firms subject to the decision, including our independent registered public accounting firm, filed appeal against the initial decision and such appeal will be heard by the commissioners of the SEC. The commissioners of the SEC will make a legally binding order. After such an order is made, the accounting firms still have the right to further appeal to the U.S. federal appellate courts, and the effect of the order might be further suspended pending the outcome of such appeal.

Depending upon the final outcome, U.S.-listed companies with major operations in China, including us, may find it difficult or impossible to retain auditors in respect of their operations in China. In this case, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in U.S.-listed companies with major operations in China, including us, and the market price of our ADSs may be adversely affected.

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

In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest it held in Actoz for cash consideration of US$70.2 million.

We completed our initial public offering of our ADSs on the Nasdaq Global Select Market on September 30, 2009. In connection with our initial public offering, we sold 13,043,500 ADSs representing 26,087,000 Class A ordinary shares and Shanda Interactive, through Shanda SDG, sold an additional 70,456,500 ADSs, representing 140,913,000 Class A ordinary shares.

In September 2010, we acquired 100% stake in Eyedentity, an online game developer based in South Korea, which developed Dragon Nest, a 3D action-based MMO game.

In March 2012, we sold Mochi Media, a platform for distributing and monetizing browser-based mini casual games, for an appraised value of US$60 million to Shanda Online, a company under the common control of Shanda Interactive, in a stock-for-stock transaction. Prior to this disposal, Mochi Media was our direct wholly owned subsidiary incorporated in Delaware.

In July 2012, we acquired a 70% stake in eFusion, a German game operator, for a consideration of €2.3 million. In March 2013, we started to operate Dragon Nest in the European region through eFusion.

In October 2012, we sold a 20.5% equity interest in Eyedentity to Actoz.

In June 2013, through a rights offering, Actoz issued 1,900,000 common shares at a price of KRW40,150 per share and raised KRW76,285 million (US$69.0 million) in proceeds. We fully participated in this offering and subscribed for 991,237 common shares of Actoz.

In August 2013, we acquired Shengzhan and Shengjing, two affiliates providing platform services and prepaid card distribution services, from Shanda Interactive. This transaction triggered the retrospective consolidation of the results of operations of Shengzhan and Shengjing as this was a business combination under common control. See Item 3.A. “Selected Financial Data” and Item 7.B. “Related Party Transactions—Acquisition of Platform and Prepaid Card Distribution Businesses.”

In September 2013, we established a wholly owned German subsidiary, Shanda Games International Europe GmbH, or Shanda Europe, to operate Dragon Nest in Europe. In October 2013, we sold a majority of our 70% stake, or 42% of the total equity interests, in eFusion back to the minority shareholders for consideration of €0.4 million, or approximately RMB2.9 million (US$0.5 million).

On January 27, 2014, our board of directors received a preliminary non-binding proposal letter from Shanda Interactive, our controlling shareholder, and Primavera Capital (Cayman) Fund I L.P., an affiliate of Primavera Capital Limited, or Primavera, to acquire all of our outstanding Class A and Class B ordinary shares in a going-private transaction for US$6.90 per ADS, or US$3.45 per ordinary share, in cash, subject to certain conditions. As of March 31, 2014, Shanda Interactive and Primavera beneficially owned, in the aggregate, approximately 76.2% of our outstanding shares. Our board of directors has formed a special committee of independent directors consisting of Andy Lin, Yong Gui and Heng Wing Chan to evaluate and, if appropriate, negotiate the proposed going-private transaction and to consider other strategic options available to us.

On April 18, 2014, Perfect World, another online game developer and operator in China, and on April 25, 2014, FV Investment Holdings, an affiliate of FountainVest Partners, or FountainVest, each entered into an adherence agreement to become a party to a consortium agreement dated as of January 27, 2014 between Shanda Interactive and Primavera and to participate in the proposed going-private transaction as a new member of the consortium formed under the consortium agreement.

There were an aggregate of 536,608,446 ordinary shares outstanding as of December 31, 2013.

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

We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment, acquisition, joint development and joint operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. As of March 31, 2014, we operated 38 MMO games and 25 mobile games in China and certain overseas markets. In 2013, we derived 87.6% of our net revenues from MMO games and 11.1% of our net revenues from mobile games. As of March 31, 2014, our in-house development capabilities consisted of approximately 1,700 game development personnel, and we operate eight MMO games and five mobile games that we developed in-house. We license games from international and domestic developers. In 2013, we derived approximately 60.8% of our net revenues from games that were licensed from third parties, including Mir II and its sequels, from which we derived approximately 29.8% of our net revenues in 2013. As of March 31, 2014, 40 of our 63 games were licensed from third-party developers on an exclusive basis, two games were jointly developed with a third-party developer, and one game was jointly operated with third-party developers.

Our game player base is one of the largest in China. For the three-month period ended December 31, 2013, we had 17.7 million average monthly active users and 2.9 million average monthly paying users for our MMO games, and 558,900 average daily active users for our mobile games. We seek to strengthen our game players’ loyalty by, among other things, closely monitoring our players’ preferences and introducing updates, expansion packs and other game improvements in a timely manner. We believe the size of our game player base is a key factor in attracting and retaining both game players and additional game content.

We are a leader in the development and innovation of China’s online game industry. In 2003, we launched Woool, which is our in-house developed game and one of China’s first domestically developed MMORPGs. We were among the first in China to adopt the item-based revenue model for advanced casual games and were the first to adopt this revenue model for MMORPGs on a large scale. This revenue model has since become the prevailing revenue model in China. We successfully launched Million Arthur, a mobile card game, in South Korea through Actoz in December 2012 and introduced it to China in July 2013.

We are expanding our business into selected overseas markets. We established Shanda Games International, our wholly owned Singapore subsidiary, to help establish our overseas business. In August 2011, we began operating a localized version of Dragon Nest in Singapore. In December 2012, we launched Million Arthur in South Korea through Actoz. In March 2013, we started to operate Dragon Nest in Europe. In addition, we also license certain of our MMO games and mobile games, in which we own the related game intellectual property rights, to overseas third parties. As of March 31, 2014, we licensed twelve MMO games and three mobile games to third parties in international markets, including Hong Kong, Macau, Taiwan, Vietnam, Brazil, Malaysia, Indonesia, the Philippines, Singapore, Thailand, South Korea, Japan, the United States, Canada, Australia, New Zealand and Russia, as well as countries in the Middle East and Europe.

Our online game business was founded by Shanda Interactive in 2001 and was operated by Shanda Interactive until the reorganization. We have benefited from and intend to continue leveraging our relationship with Shanda Interactive. Through our unified platform, which is also used by other affiliated entities under the common control of Shanda Interactive to offer various online entertainment content, we can access Shanda Interactive’s large user base and broaden our marketing reach when offering our games. In addition, we have successfully established a separate brand identity, “Shanda Games,” building on Shanda Interactive’s established brand name as one of China’s leading interactive entertainment media companies. We believe our powerful brand in China helps us attract and retain large communities of game players and further strengthen our leading industry position.

Our net revenues were RMB4,344.7 million (US$717.7 million) in 2013, compared to RMB4,718.6 million in 2012. Our net income attributable to our company was RMB1,587.9 million (US$262.3 million) in 2013, compared to RMB1,765.4 million in 2012.

Our Games

Overview

We operate MMO games and mobile games in China and in certain overseas markets.

Most of our MMO games are MMORPGs, which are action-based and draw upon themes such as martial arts adventure, fantasy, strategy and historical events. Each of these MMORPGs creates an evolving virtual world within which game players can play and interact with each other simultaneously over the Internet. Because these MMORPGs require a significant amount of players’ time and commitment to develop the skills and character attributes required to progress to the next level, they tend to develop game player loyalty.

Our MMO games also include advanced casual games, which are generally less time-consuming and require less focus and attention, but typically also have a story line, elaborate graphics, virtual items available for purchase, and frequent interactions among game players. Advanced casual games are an important component of our overall growth strategy as such games generally attract a broader range of demographic groups, as well as more home users, than the more intensive MMORPGs.

Some of our MMO games are web games. Web games are played through a web browser and typically do not require any stand-alone client-side software to be installed. We categorize them as MMORPGs rather than a separate category of online games.

We also operate mobile games for smartphones and tablets. We offer mobile games to both iOS and Android devices, and have adopted an item-based revenue model for all of these games.

As of March 31, 2014, we operated 38 MMO games and 25 mobile games. The following table sets forth certain information relating to the major games that we operated as of March 31, 2014.

Game	Genre	Game Type	Game Source	Launch Date/Region
Mir II(1)	Martial arts adventure	2D MMORPG	License	November 2001, China
BNB	Battle	2D advanced casual	License	August 2003, China
Woool(2)	Martial arts adventure	2D MMORPG	In-house	October 2003, China
The Age	Martial arts adventure	2D MMORPG	In-house	June 2004, China
Maple Story	Side-scrolling combat	2D advanced casual	License	August 2004, China
Latale	Side-scrolling combat	2D MMORPG	In-house	July 2006, South Korea
April 2007, China
Fengyun Online	Martial arts adventure	3D MMORPG	Acquisition	July 2007, China
November 2010, Singapore
A Thousand Years III	Martial arts adventure	2D MMORPG	In-house	November 2008, China
AION	Fantasy	3D MMORPG	License	April 2009, China
Dragon Nest	Action	3D MMORPG	Acquisition	July 2010, China
August 2011, Singapore
November 2012, South Korea
March 2013, Europe
Hades Realm II	Martial arts adventure	3D MMORPG	Acquisition	November 2010, China
May 2013, South Korea
Legend of Immortals	Martial arts adventure	2.5D(3) MMORPG	In-house	May 2011, China

Game	Genre	Game Type	Game Source	Launch Date/Region
Mir III(1)	Martial arts adventure	2D MMORPG	License	October 2011, China
Age of Wushu	Martial arts adventure	3D MMORPG	Joint operation	August 2012, China
Million Arthur	Card	2D mobile	License	December 2012, South Korea
July 2013, China
March 2014, Singapore

(1)	We license Mir II from Actoz, which is our majority-owned subsidiary. While Actoz controls the licensing of Mir II in China, we continue to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

(2)	Including the following sequels to Woool: Woool: Legend of Heroes, Woool: Raider of Gems and Woool: Unrivaled, as well as the web version and mobile version of Woool of Paladin.

(3)	2.5D refers to a game with 3D-rendered characters but a 2D game environment.

The following table sets forth, for the periods indicated, certain operating statistics for our MMO games and mobile games.

	For the Three Months Ended,
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
MMO games:
Average monthly active users (in millions)(1)	18.6	18.9	18.4	17.7
Average monthly paying users (in millions)(2)	3.4	3.2	2.9	2.9
Average monthly revenue per paying user (in RMB)(3)	93.1	97.5	105.9	98.4
Mobile games:
Average daily active users (in thousands)(4)	290.2	367.2	574.9	558.9
Average revenue per daily active user (in RMB)(5)	4.1	3.0	2.9	2.4

(1)	Monthly active users, or MAUs, refers to the number of users who play our MMO games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.

(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once for our MMO games during a calendar month and includes users who spend virtual currency in our MMO games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.

(3)	Average monthly revenues per paying user, or ARPU, refers to our revenues from MMO games during a given quarter divided by the average MPUs, further divided by three.

(4)	Daily active users, or DAUs, refers to the number of users who play our mobile games during a day. Average daily active users is the average of the DAU for each day during a given period.

(5)	Average revenues per daily active user, or ARDAU, refers to the total mobile game revenues for a given period, divided by the number of days in that period, further divided by the average DAU during the period.

Access to Our Games

MMO games. All of the MMO games we operate in China are accessible through a website dedicated to each game. Each game’s website provides detailed information and updates on that game and on the products and services that we offer in connection with that game. Game players typically access our games at Internet cafés or through the Internet by using personal computers. A game player can download the end-user software, if necessary, for a game from the website for free and set up a user account and password to access and play the game.

Mobile games. We offer our mobile games in different versions that are adapted for a range of mobile devices, including iPhone, iPad and Android devices. All of our mobile games are accessible from mobile devices, including tablets and mobile phones, through App Store, Google Play, our own mobile game distribution platform G-Home, and other third-party mobile app platforms for Android.

Our Game Development and Sourcing Model

The sources of our game content include the games that we develop in-house and games that we license from, acquire from, jointly develop or jointly operate with third parties.

In-House Development

Our in-house development team produces new games and related updates and expansion packs. As of March 31, 2014, we operated eight MMO games that we developed in-house, including Woool, the first large-scale MMORPG developed in China and one of our most popular games. In addition, we introduced approximately 182 updates and expansion packs for our existing MMO games in 2013. As of March 31, 2014, we operated five mobile games that we developed in-house.

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

The development of MMO games, from management approval of a new game proposal to commencement of closed beta testing, generally takes two to three years, but could take longer depending on a variety of circumstances. The development of mobile games, in comparison, generally takes less than one year.

As of March 31, 2014, we had approximately 1,700 game development personnel. Most of our software programmers and testing engineers have university or graduate degrees.

Game Licensing

We license games from international and domestic developers. We monitor certain key markets such as South Korea, Japan, the United States and Europe to identify and source game content.

As of March 31, 2014, 20 of our 38 MMO and 20 of our 25 mobile games were licensed from third-party developers, including Mir II, which was our leading game in terms of revenues in 2013 and for which Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

The cost of licensing MMO games and mobile games from game content owners generally consists of an upfront licensing fee, which we typically pay in installments, and ongoing licensing fees which are equal to a percentage of revenues we generate from operating the games. In some circumstances, the licensing fees include minimum guarantees. We generally obtain an exclusive license to operate our MMO games for a term of three to six years in China and our mobile games for a term of two years. Most game content owners agree to provide us with updates and expansion packs developed for the games licensed to us without additional charge. For many of our licensed mobile games, we are also responsible for the localization of the games. Most of our license agreements require the game content owners to provide us with technical support.

Investment and Acquisition

We have expanded our game portfolio through acquisitions and strategic investments. For example, in July 2007, we acquired Chengdu Aurora, which operates Fengyun Online, a martial arts adventure 3D MMORPG. In 2010, we acquired Goldcool, which operates numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords, and Eyedentity, which develops Dragon Nest. Our investments and acquisitions have in turn enhanced the influence of our game development and operation platforms and strengthened our brand recognition within the online and mobile game industries in China.

Joint Development

We jointly develop certain games with international game developers. For example, we have jointly developed an online version of Championship Manager Online with Square Enix. Under the joint development agreements, we have the exclusive right to operate the game in China, South Korea, Hong Kong, Taiwan and several countries in South East Asia, and to receive a portion of any revenues that Square Enix generates from operating the game. Square Enix owns the intellectual property rights related to Championship Manager Online.

Joint Operation

We jointly operate certain games with third-party developers in China. For example, we have entered into an agreement with Suzhou Snail Electronics in connection with the operation of Age of Wushu, pursuant to which we collect operating service fees from Suzhou Snail Electronics and pay no upfront licensing fee to them. We do not own any of the related game intellectual property rights for Age of Wushu.

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

Pre-Launch Game Testing System

Before the launch of a new game, we generally conduct internal beta testing to detect and resolve technical problems and improve the quality and features of the game. Thereafter, we conduct closed beta testing to minimize technical problems, followed by open beta testing in which our registered users play the game to ensure consistency of performance and stability of operation systems. Open beta testing generally creates an initial game player base, builds awareness and generates publicity for the game. Based on information and feedback collected in pre-launch game testing, we make adjustments to the game. We conduct open beta testing for our MMO games and major mobile games. For smaller mobile games, we only conduct close beta testing before launching them on various mobile app platforms.

Our Game Operation Model

Game Management

Each of the games we operate is managed by a designated game management team. Our game management teams:

•	conduct cost/benefit analyses and form operational plans;

•	coordinate internal resources and interact with our other departments such as game design, artistic design, quality management, marketing, and technological services to ensure the smooth daily operation of the game;

•	control the timing of update and expansion pack releases; and

•	manage the game’s virtual community on an ongoing basis by, for example, organizing in-game events.

A centralized game management center monitors the performance of each team. Operational expertise and best practices are shared among all of our game management teams and departments.

Network and Technology Infrastructure

We have developed an extensive technology infrastructure to support our online game operations, including a nationwide server network. As of March 31, 2014, the server network in China consisted of approximately 18,400 servers and 10,200 server annex equipment units with the capacity to accommodate up to 5.7 million concurrent online game players.

Due to the real-time interaction among hundreds of thousands of users, the stable operation of our MMO games requires a large number of servers and a significant amount of Internet connectivity bandwidth. Due to China’s large geographical area and limited Internet connectivity bandwidth, we have located game servers in numerous regions throughout China. As a result, our users can play our MMO games using servers located in their region without exchanging data across long distances, thereby increasing the speed at which our MMO games operate and enhancing our users’ experience.

The servers for each of our MMO games are organized into a number of independent operating networks. Each operating network consists of a set of login system servers and a number of game server groups. Each operating network for our MMO games operates one game environment and our game players interact in a single virtual environment. Accordingly, with the expansion of our game player base for these MMO games, we continue to increase the number of game server groups running separate game environments. We have introduced server virtualization technologies that allow a single hardware unit to host multiple “virtual” machines or game environments, to increase hardware efficiency.

Each operating network is linked to our centralized billing system, which processes access codes and passwords provided by users from their prepaid cards to add virtual currency into users’ accounts, and to deduct virtual currency consumed by users from their accounts as they play our MMO games. Each operating network is also linked to our central data backup system, which backs up data from all login system servers and game servers on a daily basis. Most of our login servers for each operating network, as well as the servers for the central billing system and our central data backup system, are located in Shanghai.

We continuously monitor the operation of our server network. Our remote control system allows us to track our MMO game players on an ongoing basis, and to discover and fix problems in the operation of hardware and software in our server network on a timely basis.

For mobile games in China, the server network and technology infrastructure is similar to that for our MMO games. For mobile games overseas, we generally lease servers from providers who can meet our technical specifications.

As of March 31, 2014, we owned approximately 99% of the servers in the server network for our online game operations in China and leased the remainder from telecommunications operators. All of the servers in the server network for our online game operations in China are located on the premises of our hosting telecommunications operators. Our server lease arrangements reduce our initial expenditures on servers, provide flexibility in network deployment and include incentives for network operators to maximize our network performance. We plan to add additional servers in order to introduce new games into our portfolio, service additional game players in more locations, accommodate a larger game player base and replace old servers when necessary.

Anti-Cheating and Anti-Hacking

We are committed to quickly disabling cheating programs developed by unauthorized third parties for use in connection with our games. For MMO games, we have developed a MMO game protection kit, which disables cheating programs created by unauthorized third parties to help ensure the fairness of our game environments and enhance our game players’ experience. Our game protection kit is used currently in most of the MMO games that we operate in China. With respect to cheating programs for MMO games that we license, the licensors generally develop the disablement software. For mobile games, we developed a mobile app protection kit to protect the games from cheating programs and apply the kit for our key mobile games. We are working on a more advanced version of the mobile app protection kit and plan to apply it to most of our mobile games. Upon the detection of a cheating program, our technology support team cooperates with our game development team to analyze the cheating program and develop and deploy software to disable it.

Marketing

We employ various traditional and online marketing programs and promotional activities, including in-game events and announcements, online and traditional advertising, and offline promotions.

In-game events and announcements. We frequently organize in-game events for our game players to strengthen our communities of game players and generate more interest in our MMO games and mobile games. Examples of in-game events include special challenges or features introduced to the game environments for a scheduled period. In addition, we use in-game events to introduce new game features. Furthermore, we post in-game announcements to promote new features and other improvements of the game and in-game events. We also use in-game announcements for cross-game promotions.

Online and traditional advertising. We regularly advertise on a wide range of Internet portals and online game websites in China. We target a broad base of Internet users through three key initiatives: (i) the launch of large-scale coordinated advertising campaigns on major Internet portals, (ii) an “affiliate marketing campaign” attracting hundreds of regional websites in China through an incentive scheme to jointly promote our new games and direct traffic to our games’ websites or G-Home mobile app platform and (iii) a “multi-segment” targeted advertising campaign promoting our games to different demographic groups of game players.

Social media marketing. We also market our games through various social networking sites in China.

Offline promotions. We market new MMO games through posters at Internet cafés where a large number of game players play our games. We also organize promotional events for our games at distribution points, school campuses and other locations frequented by game players. In addition, we partner with local distributors nationwide in organizing promotional activities for our games. Furthermore, we selectively sponsor media events to promote our games and have entered into arrangements with home personal computer manufacturers, consumer product manufacturers and telecommunications service providers in China to cross-market our games. We also advertise in national and regional newspapers and magazines as well as on billboards and city buses.

Our Revenue Models

Operation of Our Games

We currently use the item-based revenue model for most of our MMO games and all of our mobile games. Under the item-based model, players are able to play the basic features of each game for free. We generate revenues when players purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. The item-based revenue model allows us to introduce new virtual items or change the features or properties of virtual items to enhance game player interaction and create a better game community. The item-based revenue model also allows us to generate additional revenues by offering new virtual items through updates and expansion packs that meet the changing demands of game players. We determine the price of each virtual item before it is introduced, generally based on an analysis of certain benchmarks, such as the extent of the advantage to the player’s character that the virtual item brings, the demand for the virtual item and the price of similar virtual items offered in other games. We track the number and price of each virtual item sold as well as user behavior in response to the launch of a virtual item. We adjust the pricing of certain virtual items based on their consumption pattern and other factors.

We use a time-based revenue model for some of our MMO games. Under the time-based model, players pay for game-playing time. The pricing is typically determined near the end of the open beta testing period based on several factors, including the game’s development and operation costs, the pricing of competing games with comparable features in the market, the playing and payment patterns of game players, the technological and other features of the game and the targeted market.

We choose the revenue model for a particular game based on a number of factors, including the quality and features of the game, the preference and playing habits of game players and the revenue models adopted for similar games. For licensed games, we also consider the revenue model adopted by the licensor or by other licensees.

Licensing of Our Games to Third Parties

We license to third parties certain of our online games in which we own the relevant intellectual property rights. Under these license agreements, we typically license the right to exclusively operate, promote, distribute and service our online games in specified territories. In return, the licensee pays us an upfront licensing fee, which is typically paid in installments, and a royalty fee, which is equal to a percentage of revenues generated by the licensee from operating the game in the specific country or region. Generally, the licensees are responsible for the sales and marketing of the licensed games, including setting the price of virtual items, as well as maintaining the network infrastructure and customer service, and we provide the localized versions of our games and the technical support for the operation of our games. We generally provide our licensees with updates to the licensed games. We also usually assist the licensee in preventing, detecting and resolving cheating and hacking activities. As of March 31, 2014, we licensed 15 games to third parties in international markets, including Hong Kong, Macau, Taiwan, Vietnam, Brazil, Malaysia, Indonesia, the Philippines, Singapore, Thailand, South Korea, Japan, the United States, Canada, Australia, New Zealand and Russia, as well as countries in the Middle East and Europe.

Billing, Payment and Distribution

MMO Games

Players of our MMO games can purchase virtual currency directly online, or purchase electronic or physical prepaid cards to access our MMO games. Each prepaid card contains a unique access code and password that enables the user to purchase virtual currency. Such virtual currency can be used to purchase virtual items or time units in our MMO games. Fees incurred for purchases of these virtual items are deducted from the user’s account.

Players of our MMO games can purchase virtual currency or prepaid cards primarily through the following channels:

•	Direct online sales. Game players can purchase virtual currency directly online and payment can be made using certain commercial bank cards and other online payment service providers.

•	Indirect e-sales. Distributors order prepaid cards through a central e-sales computer system and resell the cards to game players through Internet cafés or other retail points of sale.

•	Indirect offline distribution. Game players can purchase physical prepaid cards from retail points of sale, which primarily consist of newsstands, convenience stores, software stores and book stores.

Mobile Games

We distribute our mobile games primarily through Apple’s App Store and Google’s Google Play, and are subject to their standard service terms and conditions with regard to the promotion, distribution, operation and payment methods for our mobile games. In August 2013, as part of our efforts to further strengthen our mobile strategy, we launched G-Home, our own mobile game distribution platform for Android, through which we distribute our mobile games for Android and collect payments from players. For the Android platform, we also use other third-party mobile app platforms to distribute our mobile games in China. Players may make payments and purchase our virtual currency through App Store, Google Play, G-Home or other mobile app platforms. For third-party mobile app platforms including Apple’s App Store and Google’s Google Play, payments are settled to us upon confirmation of total proceeds collected and after deductions of service fees and taxes, if applicable, typically on a monthly basis. We track various information, including player accounts and in-game purchases, to verify the transactions and proceeds.

Customer Service

When our game players make inquiries, a customer service representative is the initial point of contact, and if the inquiry involves game-related technical problems, that representative liaises with a member of our game management team responsible for the relevant game. Our game management teams investigate and address irregularities in game operation reported by users, including eliminating cheating programs that are used by players to enable their game characters to acquire superior in-game capabilities. Typical requests handled by the customer service representatives include addressing problems in adding value to user accounts, retrieving forgotten passwords, and recovering lost user accounts. Typical requests handled by our game management teams include recovering virtual items or in-game characters, and other game-related questions. Customer service is provided through call centers, walk-in customer service centers and online customer service, including online forums and in-game customer service.

VIP game players (i.e., those who achieve designated spending targets in our games) also have access to more personalized customer service. When a VIP game player’s in-game habits decrease significantly over a period of time, a customer service representative may contact them to persuade them to become a more active player.

Our game management teams monitor our game players’ activities on a real-time basis and utilize a full array of user data to better manage and promote our games. Game players can use the bulletin board services to post questions to, and receive responses from, other users, which helps us to monitor our users’ common interests and concerns and provides us with important feedback on our online games. Furthermore, game player comments are collected and weekly reports are generated summarizing important issues and problems raised by game players as well as how such issues have been addressed.

Competition

We compete primarily with other online game and mobile game developers and operators in China, including Boyaa Interactive, Changyou.com Limited, China Mobile Games and Entertainment Group Limited, Forgame Holdings Limited, Giant Interactive, IGG Inc., Kingsoft, KongZhong, NetEase, Inc., NetDragon Websoft, Inc., Perfect World, Tencent Holdings Limited and The9 Limited. We also compete with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators, such as Activision Blizzard, Inc., CJ Entertainment & Media, Com2us Corporation, DeNA Co., Ltd., Electronic Arts, Inc., Gameloft SE, GungHo Online Entertainment, Inc., Glu Mobile, Inc., Gree, Inc., King Digital Entertainment plc., NCSoft Corporation, Nexon Corporation, NHN Corp., SEGA Networks, Square Enix Co., Ltd., Wemade Entertainment Co., Ltd. and Zynga, Inc.

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

As of December 31, 2013, we owned 230 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.

As part of the reorganization, we entered into a domain names and trademarks license agreement with Shanda Networking and Shanda Computer pursuant to which Shanda Networking and Shanda Computer licensed to us 21 trademarks on a nonexclusive, nontransferable and royalty-free basis. As of December 31, 2013, we owned 253 trademarks, each in various categories, each of which has been registered with the China Trademark Office, and had 36 trademark applications, each in various categories, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong and Vietnam.

As of December 31, 2013, we had 92 patent applications pending with the State Intellectual Property Office of China.

As of December 31, 2013, we owned or licensed 375 registered domain names, including our official website and domain names registered in connection with each of the games we offer. All of our domain names are either held by, or licensed by our PRC subsidiaries or VIEs.

Government Regulations

Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC government agencies, including:

•	the Bureau of State Secrecy;

•	the State Administration of Press, Publication Radio, Film and Television, or the SAPPRFT, which is the successor authority of the General Administration of Press and Publication, or GAPP, and the State Administration for Radio, Film and Television;

•	the Ministry of Commerce, or MOFCOM;

•	the Ministry of Culture, or MOC;

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Public Security;

•	the State Administration of Foreign Exchange, or SAFE;

•	the State Administration of Industry and Commerce, or SAIC;

•	the State Copyright Bureau; and

•	the State Council Information Office.

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

ICP License. According to the Administrative Measures on Internet Information Services, commercial Internet information service operators must obtain a value-added telecommunications business operation license, or ICP license, or be sublicensed by qualified ICP license holders. Moreover, a value-added telecommunications service provider providing services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Shanghai Shulong has obtained an inter-regional ICP license which covers online game services. Chengdu Youji, Chengdu Aurora and Chengdu Simo have obtained a regional ICP license which only allows them to provide value-added telecommunications services within Sichuan Province. Shanghai Hongli and Shulong Computer have obtained regional licenses which allow them to provide ICP services in Shanghai. Tianjin Youji and Nanjing Shulong have obtained regional licenses which allow them to provide ICP services in Tianjin and Jiangsu Province, respectively.

According to the Administrative Measures for Telecommunications Business Operating Licenses, a value-added telecommunications service provider that has obtained an inter-regional ICP license shall commence its business operations in the geographic areas as covered by its license within one year after acquiring the license. The ICP license will be valid for five years. A value-added telecommunications service provider may, subject to approval by the competent authority, authorize its subsidiaries or branches to conduct a value-added telecommunications service business in licensed regions and have greater than 51% of the equity ownership in the subsidiaries in order to do so. Moreover, a value-added telecommunications service provider shall not authorize two or more subsidiaries or branches to conduct the same value-added telecommunications service business in the same region.

Internet Culture Operation License. According to the Provisional Regulations for the Administration of Online Culture, a commercial operator of “online cultural products,” including online games, must obtain, in addition to the ICP license, an Internet culture operation license from MOC. In addition, the Interim Measures for Online Games Administration issued by MOC, which became effective on August 1, 2010, reiterate that online game operators shall obtain an Internet culture operation license for operating online games. Each of Shanghai Shulong, Chengdu Youji, Chengdu Aurora, Chengdu Simo, Shanghai Hongli, Shulong Computer, Tianjin Youji and Shengzhan currently hold an Internet culture operation license.

Internet Publishing License. The Interim Administration Measures on Internet Publication impose a license requirement for any company that engages in online publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Under current PRC laws and regulations, the provision of online games is deemed an Internet publication activity. Therefore, an online game operator must obtain an Internet publishing license in order to directly make its online games publicly available in China. Each of Shanghai Shulong, Shanghai Hongli, Chengdu Aurora and Chengdu Simo currently hold an Internet publishing license. All of our MMO games in commercial operation have been filed with the SAPPRFT as electronic publications.

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

In addition, according to the Notice on the Work of Purification of Online Games jointly issued by several government agencies in June 2005, online games are required to be registered and filed as software products in accordance with the Administrative Measures on Software Products, as amended in March 2009, for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by MOC, imported online games are subject to a content review by MOC prior to their operation in China. In addition, imported and domestic online games are required to be filed with MOC before the operation of each game. Our MMO games in commercial operation were all filed with MOC.

In August 2013, MOC promulgated the Administrative Rules on Self-Censorship by Internet Culture Operators, which became effective on December 1, 2013. According to these rules, each Internet cultural operator shall review the content of the Internet cultural products internally before publication. Such review must be done by at least two specialized persons with the required qualifications, and verified by the manager in charge.

Regulation of Information Security

Internet content in China is regulated and restricted from a state security standpoint. In December 2000, the Standing Committee of the National People’s Congress, China’s national legislative body, has adopted a Decision to Safeguard Internet Security. Pursuant to this decision, criminal punishment is available to punish any action to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

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

Technology Import and Export

Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with MOFCOM, any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software before we publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by MOC. Any imported online game software which has not been examined and approved by MOC is not allowed to be put into operation in China. If we import into China and operate online games without obtaining game content approval, MOC may impose certain penalties on us, including the revocation of our Internet culture operation license that are required to operate online games in China. In 2009, MOC and GAPP issued separate circulars to further tighten the review procedure for importing online games into China. See also Item 3.D. “Risk Factors–Risks Relating to Regulation of Our Business and to Our Structure—We may be required to reapply for approvals for online games licensed from overseas licensors.”

Intellectual Property Rights

China has enacted various laws and regulations relating to protection of intellectual property rights, including copyrights, software, trademarks, patents, domain names and other forms of intellectual property.

Software Copyright. Software copyrights are under the protection of various laws, regulations, and rules promulgated by the State Council and the State Copyright Bureau, including the Regulations on Computer Software Protection, or the Software Regulations, which was promulgated in December 2001 by the State Council and amended in January 2011 and January 2013, and the Measures on the Registration of Computer Software Copyright, promulgated in February 2002 by the State Copyright Bureau. In addition, on March 5, 2009, MIIT issued the Administrative Measures on Software Products, which became effective on April 10, 2009, to strengthen the regulation of software products and to encourage the development of the PRC software industry. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. We have registered with the State Copyright Bureau all of our in-house developed online games that have been commercially launched.

Copyright. According to the PRC Copyright Law, which was adopted in September 1990 and amended in October 2001 and February 2010, and its implementing rules, publications and products disseminated over the Internet and software products are protected by the PRC laws and regulations. In addition, according to the Trial Measures of Voluntary Registration of Works, which became effective in January 1995, copyright owners are encouraged, although not required, to register their copyrights with the State Copyright Bureau or its local branches and receive written registration certificates.

Trademark. The PRC Trademark Law, which was adopted in August 1982 and amended in February 1993 and October 2001, with its implementation rules adopted in August 2002, protects registered trademarks. The Trademark Law was further amended in August 2013, which will become effective in May 2014. In connection with the amendment, the SAIC is also in the process of amending its implementation rules. The Trademark Office of SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

Patent. The PRC Patent Law, which was promulgated in March 1984 and amended in September 1992, August 2000 and December 2008, with its implementing rules adopted in December 2002 and amended in January 2010, protects the patents. The State Intellectual Property Office is responsible for administering patents in China. Under the PRC Patent Law, patents are grouped into three categories: inventions, utility models and designs. Patents for inventions remain valid for twenty years, and patents for utility models and designs remain valid for ten years, in each case from the filing date of the patent application.

Domain Name. China Internet Network Information Center, or CNNIC, issued the Implementing Rules on Registration of Domain Names, which became effective in June 2009 and was amended in May 2012. The other two major laws and regulations regarding to the domain name are the Measures on Administration of Domain Names for the Chinese Internet, which was issued by the MIIT in November 2004 and became effective in December 2004, and the Measures on Domain Name Disputes Resolution, which was issued by CNNIC in June 2012. In July 2001, the PRC Supreme People’s Court issued the Judicial Interpretation on Certain Issues Concerning the Application of Laws in the Trial of Cases Involving Civil Disputes over Computer Network Domain Names to clarify certain issues in civil disputes in registration and use of computer network domain names.

Internet Café Regulation

Internet cafés are required to obtain a license from MOC and SAIC and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute virtual prepaid cards. The PRC government has intensified its regulation of Internet cafés, which are currently one of the primary venues for our users to play our games. In 2004, MOC, SAIC and several other government agencies jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level government agencies may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafés. As many of our game players access our games from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of any intensified Internet café regulation will limit our ability to maintain or increase our revenues and expand our game player base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central government agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés in 2007 and enhanced the punishment for Internet cafés admitting minors. In September 2009, MOC promulgated the Measures for the Administration of Recognition of Internet cafés Chain Enterprises, according to which, the PRC government and its related authorities encourage the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés. In March 2010, MOC issued a circular to increase the punishment on Internet cafés which allow minors to enter and use the Internet in their cafes.

Privacy Protection

In December 2011, MIIT issued the Several Provisions on Regulating Market Order of Internet Information Service, or the MIIT Provisions, which became effective in March 2012. The MIIT Provisions provide clear rules protecting Internet users against intrusion upon their computers or other terminal devices and regulating the collection and storage of users’ personal information and data by Internet information service providers.

According to the MIIT Provisions, without users’ consent or otherwise required or permitted by PRC laws and regulations, an Internet information service provider shall neither collect personal information of users nor disclose such information to a third party. The MIIT Provisions also require an Internet information service provider to keep their users’ information properly protected and take remedial measures promptly in case of leakage of users’ information. In addition, without users’ authorization or other justifiable reasons, an Internet information service provider shall not change or delete users’ personal information, force users to upload their personal information, or use the personal information collected for any other purpose other than for providing its service to users.

In December 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening Internet Information Protection, or the Congress’ Decision. Under the Congress’ Decision, an Internet service provider shall, in accordance with the principle of legality, legitimacy and necessity, explicitly state its purposes, methods and scopes when collecting and using personal electronic information. In addition, Internet service providers are required to keep strictly confidential any information so collected and shall not divulge, tamper with, damage, sell or illegally provide others with such information. Internet service providers shall further take technical and other necessary measures to ensure information security and prevent personal information from being leaked, damaged or lost. Remedial measures shall be taken immediately in case of the leakage, damage or loss of the information. Any violation of the Congress’ Decision could be subject to warning, fine, confiscation of illegal income, license revocation, website shutdown, or permanent ban on engaging in Internet-related business in the future, and will also be documented in social credit records and publicly announced. If such violation constitutes a public security violation, crime or infringement of a civil right, applicable administrative penalty, criminal liability or civil liability would be imposed. In July 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunications and Internet Users, or the MIIT Regulations, to implement the Congress’s Decision and enhance and enforce the legal protection of information security and privacy on the Internet.

We require our users to accept a user agreement whereby they agree to provide certain personal information to us. However, we cannot assure you that all of our VIEs can fully comply with the requirements under the MIIT Provisions, the Congress’ Decision, the MIIT Regulations or other related rules. If an Internet information service provider violates the MIII Provisions, the Congress’ Decision, the MIIT Regulations and other related rules, MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. In July 2011, GAPP, together with several other government agencies, jointly issued a Circular on Implementing the Verification of Real-name Registration for the Anti-Fatigue Compliance System on for Online Games, or the Real-name Registration Circular to strengthen the implementation of the anti-fatigue compliance and real-name registration system. The main purpose of the Real-name Registration Circular is to curb addictive online game playing by minors and protect their physical and mental health. This circular indicates that the National Citizen Identity Information Center of the Ministry of Public Security shall verify identity information of game players submitted by online game operators. The Real-name Registration Circular also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively. The most severe punishment could be termination of online game operations. See Item 3.D. “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our operations may be adversely affected by the implementation of anti-fatigue-related regulations.”

We have implemented an anti-fatigue compliance system and real-name registration system. Under this system, game players are required to use real identities to create accounts to enable us to identify which of our game players are minors and thus are subject to these regulations. For game players who do not register with their real-name, we assume that they are minors.

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

In June 2009, MOC and MOFCOM jointly issued a notice regarding strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. The Virtual Currency Notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards and pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines.

According to the Virtual Currency Notice, an online game virtual currency transaction service provider refers to a business providing platform services with respect to trading of online game virtual currency among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by MOFCOM in March 2007, online platform services refer to trading services provided to online buyers and sellers through the computer information system operated by the service provider.

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

The PRC State Administration of Taxation issued the Reply of the State Administration of Taxation on Issues concerning the Collection of Individual Income Tax on Income Generated from the Sale of Virtual Currency through the Internet in September 2008. Under this reply, if a person purchases the virtual currency from any game player through the Internet and sells it to another person at a higher price, the income and profits generated from the trade shall be subject to an individual income tax of 20%.

We issue online game virtual currency to game players for them to purchase various virtual items to be used in our MMO games. We intend to comply with the Virtual Currency Notice. Shanghai Shulong, Chengdu Aurora, Chengdu Simo, Chengdu Youji, Tianjin Youji, Shulong Computer and Shanghai Hongli have obtained approval from MOC for issuing online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that all of our VIEs can obtain the approval in a timely manner or at all. Certain of our games contain features known as “treasure boxes.” Players may use “yuanbao,” a virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the players with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe such feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. See Item 3.D. “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Restrictions on virtual currency may adversely affect our revenues and results of operations.”

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

C. ORGANIZATIONAL STRUCTURE

As of March 31, 2014, we operated our businesses through the following significant direct and indirect subsidiaries:

•	Shanda Games Holdings (HK) Limited, which is our wholly owned subsidiary incorporated in Hong Kong;

•	Shengqu Information Technology (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Shanda Games (HK);

•	Shengji Information Technology (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Shanda Games (HK);

•	Lansha Information Technology (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Shanda Games Technology (HK) Limited;

•	Shanda Games International (Pte) Ltd., which is our wholly owned subsidiary incorporated in Singapore;

•	Kuyin Software (Shanghai) Co., Ltd., which is a majority foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Goldcool Holdings (HK) Limited;

•	Eyedentity Games, Inc., which is our majority-owned subsidiary incorporated in South Korea;

•	Actoz Soft Co., Ltd., which is our majority-owned subsidiary incorporated in South Korea and is publicly listed on the Korea Exchange; and

•	Shanda Games International Europe GmbH, which is our wholly owned subsidiary incorporated in Germany.

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

The following diagram illustrates our direct and indirect subsidiaries and VIEs as of March 31, 2014.

indicates equity interests

indicates contractual relationship

D. PROPERTY, PLANT AND EQUIPMENT

We lease our office space of approximately 19,500 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, and No. 1, Lane 666 Zhangheng Road, Pudong New Area, Shanghai 201204, from Shanda Interactive. In addition, we occupy an aggregate of approximately 19,800 square meters of leased office space in other locations in Shanghai, Chengdu, Hong Kong, Singapore, South Korea and Germany. As our workforce expands, we may need to lease or purchase additional office space.

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

As of March 31, 2014, we operated 38 MMO games and 25 mobile games and our in-house development capabilities consisted of approximately 1,700 game development personnel. We use either the item-based or time-based revenue model for the games we operate, with most of our games using the item-based model. Compared with the time-based model, under which players pay for game-playing time, the item-based model allows game players to play the basic features of the game for free. Game players may then choose to purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. Our game players purchase virtual items and access our games primarily through the purchase of electronic or physical prepaid cards.

Our net revenues were RMB4,344.7 million (US$717.7 million) in 2013, compared to RMB4,718.6 million in 2012. Our net income attributable to our company was RMB1,587.9 million (US$262.3 million) in 2013, compared to RMB1,765.4 million in 2012.

Three MMO games accounted in the aggregate for approximately 63.2% and 55.0% of our net revenues in 2012 and 2013, respectively. These games have finite commercial lifespans. While we may be able to extend the commercial lifespans of these games by adding new features that appeal to existing players and by attracting new players, we need to develop and source new games that appeal to game players and that will be commercially successful in order to remain competitive. Furthermore, the online game and mobile game industries may not continue to grow at current levels, and we face uncertainties regarding the continuing market acceptance of our games in China and elsewhere. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to improve our competitive position in the industry.

Factors Affecting Results of Operations

Significant factors affecting our financial condition and results of operations include those described below.

Our ability to continue to successfully introduce new games and improve existing games. We have built one of the largest and the most diversified portfolios of MMO games and mobile games through our multi-channel game content development and sourcing strategy. We must continue to generate and acquire attractive games by developing in-house, licensing, acquiring through investment, or jointly operating or developing with third parties, new games and to maintain the popularity of our existing games by introducing updates, expansion packs and other game improvements. Our results of operations may also be significantly affected by the timing of our new game launches.

Our ability to maintain and expand our community of loyal game players. We have built a large community of game players by enhancing their loyalty to our games. The size and loyalty of our community of game players are critical to our business, as loyal game players tend to remain active paying game players and are likely to spend more purchasing our virtual items. Game players are typically attracted to online games in which they can interact with many other players. Our ability to retain and attract game players will depend significantly on our ability to continually strengthen our community of loyal game players and enhance their experience.

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

Competition in China’s online game industry. The online game industry is highly competitive. Numerous competitors have entered the online game industry in China, including Boyaa Interactive, Changyou.com Limited, China Mobile Games and Entertainment Group Limited, Forgame Holdings Limited, Giant Interactive, IGG Inc., Kingsoft, KongZhong, NetEase, Inc., NetDragon Websoft, Inc., Perfect World, Tencent Holdings Limited and The9 Limited. We also compete with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators, such as Activision Blizzard, Inc., CJ Entertainment & Media, Com2us Corporation, DeNA Co., Ltd., Electronic Arts, Inc., Gameloft SE, GungHo Online Entertainment, Inc., Glu Mobile, Inc., Gree, Inc., King Digital Entertainment plc., NCSoft Corporation, Nexon Corporation, NHN Corp., SEGA Networks, Square Enix Co., Ltd., Wemade Entertainment Co., Ltd. and Zynga, Inc. The proliferation of the number of online game companies has placed significant pressure on the cost of sourcing and marketing online games, attracting new and retaining existing game players, and recruiting and retaining game development and management talent.

The growth of our international business. As of March 31, 2014, we had licensed the publishing rights to 15 of our MMO and mobile games to game operators in a number of countries and regions. We intend to operate our games in certain overseas markets through our overseas subsidiaries and licensees. To export our games to overseas markets, we need to localize our online games to meet the preferences of game players in those markets.

The growth of mobile games. As of March 31, 2014, we operated 25 mobile games. Mobile games accounted for RMB482.2 million (US$79.7 million) of our revenues in 2013. We intend to continue to grow our mobile game business. Our revenue growth will depend on the competitiveness of our mobile game titles and the overall growth of the mobile games market, and we need to launch mobile games that meet the evolving preferences of game players. As lifecycles of mobile games tend to be substantially shorter than those of the MMO games, we need to execute rapid and effective mobile game development in order to achieve continued growth of our mobile game business and greater market share. In addition, mobile games typically have lower operating margins as compared with our MMO games. As mobile game revenues continue to grow, our overall operating margin may become lower.

A. OPERATING RESULTS

Revenues

Previously, we reported our net revenues in two categories, (i) online game revenues derived in China, which included revenues from our MMO games and mobile games generated in China, and (ii) other revenues. From the first quarter of 2013, we adjusted the presentation of our net revenues to three categories, including MMO game revenues, mobile game revenues and other revenues, as a result of significant growth in mobile game revenues. We no longer distinguish net revenues generated inside and outside China. Amounts for prior periods have been reclassified to conform to the current presentation. The following table sets forth, for the periods indicated, a breakdown of our net revenues by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in millions, except percentages)
Net revenues:
MMO game revenues	5,183.9	97.6	4,561.4	96.7	3,806.4	628.8	87.6
Mobile game revenues	—	—	10.2	0.2	482.2	79.7	11.1
Other revenues	125.9	2.4	147.0	3.1	56.1	9.2	1.3
Total net revenues	5,309.8	100.0	4,718.6	100.0	4,344.7	717.7	100.0

MMO game revenues

MMO game revenues consist of revenues generated from in-game virtual items and game usage fees purchased by players to play our MMO games, including MMORPGs and advanced casual games. We also enter into licensing arrangements with overseas licensees to operate our games in other countries or territories, from which we derive a minor portion of our revenue.

We operate our MMO games using one of two revenue models. For games operated using the item-based revenue model, which constitute the majority of our games, the most significant factors that affect our revenues are (i) the number of paying users and (ii) the average revenue per paying user. The number of paying users for any given period is equal to the number of users that spend virtual currency at least once during a given period and includes users who spend virtual currency in our MMO games during beta testing. The number of monthly paying users is equal to the aggregate number of paying users for our MMO games during a calendar month. The average revenue per paying user is equal to the revenue for a given period divided by the number of paying users during the period.

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

Our MMO game business is subject to seasonality factors. Generally, our game players spend more time playing our games in the first and third quarters of each year, which typically have more school holidays, allowing for more time for leisure activities, whereas the second and fourth quarters are generally slower for our business as there are fewer holidays during those quarters. Seasonality may also be caused by launches of new games and expansion packs and other unexpected fluctuations.

Mobile game revenues

Our mobile game revenues consists of revenues generated from in-game virtual items purchased by players to play our mobile games. We operate all of our mobile games using an item-based revenue model. The most significant factors that affect our revenues are (i) the number of active users and (ii) the average revenue per active user. The number of active users for any given period is equal to the number of users who play our mobile games during the period. The average revenue per active user for a given period is equal to the revenue for the period divided by the number of days in that period, further divided by the average daily active users during the period. Our mobile game business is less susceptible to seasonal fluctuations due to the short lifecycles of mobile games.

Other revenues

Our other revenues consist of advertising revenues and revenues generated from platform services and prepaid card distribution services. Advertising revenues are derived from online advertising associated with the online games on our platform. In 2011, 2012 and 2013, advertising revenues amounted to RMB56.0 million, RMB18.6 million and RMB0.5 million (US$0.1 million), respectively. Platform service fees and prepaid card distribution service fees are derived from the platform and prepaid card distribution services we provide. Revenues generated from platform services and prepaid card distribution services also include platform service fees and prepaid card distribution fees received by Shengzhan and Shengjing from companies under common control by Shanda Interactive. In 2011, 2012 and 2013, we had RMB46.6 million, RMB57.1 million and RMB34.7 million (US$5.7 million), respectively, from these sources.

Cost of Revenues

Our cost of revenues primarily consists of upfront and ongoing licensing fees for games we operate, platform operations costs, and other miscellaneous expenses. The following table sets forth, for the periods indicated, a breakdown of our cost of revenues by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Total net revenues	5,309.8	100.0	4,718.6	100.0	4,344.7	717.7	100.0
Cost of revenues:
Upfront and ongoing licensing fees	(741.5)	(14.0)	(599.7)	(12.7)	(667.0)	(110.2)	(15.4)
Platform operations costs	(203.1)	(3.8)	(198.9)	(4.2)	(188.1)	(31.1)	(4.3)
Others	(422.9)	(8.0)	(357.2)	(7.6)	(280.6)	(46.3)	(6.4)
Total cost of revenues	(1,367.5)	(25.8)	(1,155.8)	(24.5)	(1,135.7)	(187.6)	(26.1)
Gross profit	3,942.3	74.2	3,562.8	75.5	3,209.0	530.1	73.9

Upfront and ongoing licensing fees. The cost of licensing games from third-party game content providers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, the majority of which are equal to a percentage of the revenues we generate from the relevant licensed game. In some circumstances, the ongoing licensing fees include minimum guarantees to the licensors regardless of the revenues generated from the licensed games. Upfront licensing fees are amortized on a straight-line basis over the shorter of the term of license and the useful economic life of the licensed game, and we reevaluate the economic lives of our licensed games from time to time. Amortization of upfront licensing fees and recognition of ongoing licensing fees for games constituted 14.0%, 12.7% and 15.4% of our net revenues in 2011, 2012 and 2013, respectively. Upfront and ongoing licensing fees, as a percentage of our net revenues, increased in 2013 mainly due to an increase in the proportion of net revenues from games we licensed and accelerated amortization of the remaining licensing fee paid for the MMO game RIFT which we terminated the commercial operation during the third quarter of 2013. We expect our upfront and ongoing licensing fees, as a percentage of net revenues, to decrease in 2014 as we discontinued RIFT, partially offset by higher amortization of upfront licensing fees and ongoing licensing fees for new licensed games we expect to launch.

Platform operations costs. Platform operations costs consist of expenses related to server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, and software rental fees. Platform operations costs constituted 3.8%, 4.2% and 4.3% of our net revenues in 2011, 2012 and 2013, respectively. Platform operations costs, as a percentage of our net revenues, increased in 2013 due to certain fixed costs in maintaining our platform and lower net revenues in 2013. We expect our platform operations costs as a percentage of our net revenues to remain generally stable in 2014.

Others. Other cost of revenues includes employee salary and welfare benefits, such as medical insurance, statutory housing contributions, unemployment insurance and pension benefits, for employees involved in the operation of our games, stock-based compensation for employees who operate our games, amortization of intangible assets associated with intellectual property of games we acquired through acquisitions, and office expenses. Other costs of revenue constituted 8.0%, 7.6% and 6.4% of our net revenues in 2011, 2012 and 2013, respectively. Other costs of revenue, as a percentage of our net revenues, decreased in 2013 primarily due to a decrease in amortization of intellectual property rights related to games in operation that we acquired through acquisition, as well as a decrease in salary and benefits as a result of a decrease in headcount. We expect other cost of revenues to remain stable or increase slightly in 2014 primarily due to increases in salary and benefits.

Gross profit. Gross profit as a percentage of our net revenues was 74.2%, 75.5% and 73.9% in 2011, 2012 and 2013, respectively.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses and general and administrative expenses. Our operating expenses for 2013 also included an impairment of goodwill of RMB30.8 million (US$5.1 million) and settlement of a gain contingency with former shareholder for RMB59.9 million (US$9.9 million) as a result of the final judgment for a litigation. See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 2(14) and Note 26 to our consolidated financial statements included elsewhere in this annual report. The following table sets forth, for the periods indicated, a breakdown of our operating expenses by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Gross profit	3,942.3	74.2	3,562.8	75.5	3,209.0	530.1	73.9
Operating expenses:
Product development	(755.4)	(14.2)	(712.3)	(15.1)	(714.1)	(118.0)	(16.4)
Sales and marketing	(316.4)	(6.0)	(317.6)	(6.7)	(447.4)	(73.9)	(10.3)
General and administrative	(519.5)	(9.7)	(412.9)	(8.8)	(348.7)	(57.6)	(8.0)
Impairment of goodwill	—	—	—	—	(30.8)	(5.1)	(0.7)
Settlement of gain contingency with former shareholder	—	—	—	—	59.9	9.9	1.3
Total operating expenses	(1,591.3)	(29.9)	(1,442.8)	(30.6)	(1,481.1)	(244.7)	(34.1)
Income from operations	2,351.0	44.3	2,120.0	44.9	1,727.9	285.4	39.8

Product development expenses. Our product development expenses primarily consist of salary and benefits expenses for personnel engaged in the product development of our games, depreciation expenses, outsourced game development expenses as a result of our investments in game development and operating studios, share-based compensation and other expenses incurred by our product development personnel. Product development expenses as a percentage of our net revenues were 14.2%, 15.1% and 16.4% in 2011, 2012 and 2013, respectively. Product development expenses, as a percentage of our net revenues, increased in 2011, 2012 and 2013 mainly due to our increased investments in research and development of products. We expect our product development expenses as a percentage of revenues to increase in 2014 as we expand our mobile games development team, devote more resources to develop new games, updates or expansion packs for our existing games, customize games licensed from third parties, and increase salary and benefits for research and development personnel.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertising and promotion expenses for our MMO games in different media outlets, distribution fee for our mobile games, salary and benefits, share-based compensation and other expenses incurred by our sales and marketing personnel, and fees charged by our online billing service provider. Sales and marketing expenses as a percentage of our net revenues were 6.0%, 6.7% and 10.3% in 2011, 2012 and 2013, respectively. Sales and marketing expenses, as a percentage of our net revenues, increased in 2013 mainly due to higher advertising and promotion expenses for our existing and new MMO and mobile games, an increase in commission fees charged by mobile app platforms, such as Apple’s App Store and Google’s Google Play, relating to distribution of our mobile games, and a decrease in revenue. We expect our sales and marketing expenses as a percentage of revenues to slightly increase in 2014 due to our continued sales and marketing efforts for our new games and a potential increase in commission fees for our mobile games as we engage more third-party mobile app platforms.

General and administrative expenses. Our general and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, professional services fees, business tax and value added tax expenses related to such fees, share-based compensation and other expenses. Our business tax and value added tax expense relates to services and licensing fees paid by our VIEs to our PRC subsidiaries or by our PRC subsidiaries to our overseas subsidiaries. General and administrative expenses as a percentage of our net revenues were 9.7%, 8.8% and 8.0% in 2011, 2012 and 2013, respectively. General and administrative expenses, as a percentage of our net revenues, declined in 2013 mainly due to (i) a decrease in share-based compensation because of a failure to meet certain performance targets related to the our stock option awards, and (ii) a decrease in business and value added tax expenses associated with inter-company transactions due to a refund of value added tax paid by a PRC subsidiary in 2012, the transition to value added tax system in China and decrease in our revenues. We expect our general and administrative expenses as a percentage of revenues to be relatively stable in 2014.

Income from operations. Income from operations as a percentage of our net revenues was 44.3%, 44.9% and 39.8% in 2011, 2012 and 2013, respectively.

Interest Income and Expense

We earn interest income from third parties, primarily banks, on demand deposits, short term investments and time deposits with maturity over one year, and from related parties for loans made to Shanda Interactive and its affiliates. In 2011, 2012 and 2013, we received interest income of RMB109.3 million, RMB146.1 million and RMB73.9 million (US$12.2 million), respectively, from third parties and RMB32.5 million, RMB83.7 million and RMB48.6 million (US$8.0 million), respectively, from related parties. For more details regarding loans to our related parties, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive—Loans Outstanding.”

We pay interest expense for short-term and long-term borrowings from banks and related parties. In 2011, 2012 and 2013, we incurred interest expense of RMB10.8 million, RMB96.9 million and RMB16.1 million (US$2.7 million), respectively, for borrowings from banks and RMB12.2 million, RMB26.8 million and RMB28.8 million (US$4.8 million), respectively, for loans from related parties.

The increase in our third party and related party interest income and expense in 2012 and their subsequent decrease in 2013 were primarily due to certain transactions relating to Shanda Interactive’s privatization and the timing of those loans and borrowings.  For more details regarding loans to and from our related parties and the effects of activities undertaken in relation to Shanda Interactive’s privatization, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive—Loans Outstanding.”

Other Income and Expenses

Other income primarily consists of government incentives. Due to the preferential treatment for qualified high technology companies in China and incentives from local governments to encourage regional business development, certain of our PRC subsidiaries and VIEs receive financial incentives from local governments that are calculated with reference to either taxable income or revenues, as the case may be. The amount and timing of the financial incentives are determined by government authorities. These incentives are recognized as other income. See Note 5 to our consolidated financial statements included elsewhere in this annual report.

In 2011, 2012 and 2013, we received an aggregate of RMB203.7 million, RMB183.9 million and RMB159.4 million (US$26.3 million) in cash, respectively, as financial incentives from municipal governments. Going forward, eligibility for the government financial incentives we may receive requires that we continue to meet a number of government-mandated financial and non-financial criteria, which generally include:

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

Other than governmental incentives, our other income and expenses primarily consist of gains or losses recognized on foreign currency forward contracts accounted for as derivatives “marked to market” through the income statement, foreign exchange losses and bank charges.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

Hong Kong

Under the Hong Kong Inland Revenue Ordinance, our HK subsidiaries were subject to a 16.5% tax rate in 2011, 2012 and 2013 on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our HK subsidiaries are not subject to any Hong Kong withholding tax.

Singapore

Under the Singapore income tax legislation, our Singapore subsidiaries were subject to a 17% tax rate in 2011, 2012 and 2013 on taxable income generated from operations in Singapore.

Germany

Under the German income tax legislation, our German subsidiary was subject to a 15% tax rate in 2013 on taxable income generated from operations in Germany.

China

Our revenues generated in China are subject to the PRC enterprise income tax. Under the current PRC laws, foreign invested companies such as our PRC subsidiaries, and domestic companies such as our VIEs, are subject to a unified income tax rate of 25%.

Various favorable income tax rates are, however, available for qualified enterprises in encouraged sectors of the economy. Companies that qualify as high and new technology enterprises, a status which is reassessed every three years, are subject to a lower income tax rate of 15%. Companies that qualify as software development enterprises are exempt from income tax for two years and subject to an income tax rate of 12.5% for the following three years. Companies that qualify as national key software enterprises are subject to a lower income tax rate of 10% for the period in which they are recognized. From 2012, the status of national key software enterprises is reassessed every two years.

In 2008, Shengqu was recognized as a high and new technology enterprise, and in 2008 and 2009, Shengqu was recognized as a national key software enterprise. As a result, Shengqu enjoyed a lower income tax rate of 10% for 2008 and 2009, and a lower income tax rate of 15% for 2010. In 2011, Shengqu successfully renewed its high and new technology enterprise status, and continued to enjoy the 15% tax rate. In 2013, Shengqu was recognized as a national key software enterprise retrospectively for 2011 and 2012. As a result, it was entitled to a lower income tax rate of 10% for 2011 and 2012 and reversed RMB97.2 million (US$15.7 million) income tax expenses in 2013 for the excess tax charged in 2011 and 2012 based on the higher 15% tax rate. In 2013, Shengqu enjoyed a lower income tax rate of 15%.

In 2008, Shanghai Shulong was recognized as a high and new technology enterprise. As a result, Shanghai Shulong enjoyed a lower income tax rate of 15% for 2008, 2009 and 2010. Shanghai Shulong’s high and new technology enterprise status, however, was not renewed and therefore was subject to an income tax rate of 25% in 2011, 2012 and 2013.

In 2008, Chengdu Aurora was recognized as a software development enterprise retrospectively from 2007, and as a high and new technology enterprise from 2008 to 2010. As a result, Chengdu Aurora enjoyed tax exemption for 2007 and 2008, and a lower income tax rate of 12.5% for 2009, 2010 and 2011. In 2011, Chengdu Aurora successfully renewed its high and new technology enterprise status, and extended its 15% tax rate for 2012 and 2013.

Lansha was also recognized as a high and new technology enterprise in 2010 and was subject to a lower income tax rate of 15% in 2010, 2011 and 2012. Lansha’s high and new technology enterprise status, however, was not renewed and therefore was subject to an income tax rate of 25% in 2013.

In 2010, Shengji was recognized as a software development enterprise, and was exempted from income tax for two years, effective retroactively for 2009 and 2010, and was subject to an income tax rate of 12.5% for 2011, 2012 and 2013. In 2012, the relevant tax authority determined that Shengji did not qualify for the preferential tax rate of 12.5% for 2011. As a result, Shengji incurred additional tax charges of RMB21.9 million in 2012, based on the 25% statutory tax rate, on the taxable income of 2011. In 2012, Shengji was recognized as a high and new technology enterprise and was subject to an income tax rate of 15% for 2012, 2013 and 2014.

Under the current PRC laws, the profits of a foreign invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is an applicable tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, dividends distributed to holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate provided that certain conditions are met. We accrued withholding taxes of RMB116.5 million, RMB54.5 million and RMB54.4 million (US$9.0 million) in 2011, 2012 and 2013, respectively, based on the 5% withholding tax rate applicable to the profits of our PRC subsidiaries that we distributed or expected to distribute to our HK subsidiaries. Taxes accrued in 2011 and 2012 were paid in 2012 and 2013, respectively.

South Korea

Actoz and Eyedentity are subject to income tax on the taxable income as reported in their statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea, or the Korea Income Tax Laws. Under the Korean Income Tax Laws, corporations are subject to progressive tax rates of 11% for taxable income up to KRW200 million, 22% for taxable income in excess of KRW200 million and up to KRW20 billion, and 24.2% for taxable income in excess of KRW20 billion. The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws. Actoz was subject to a marginal tax rate of 24.2% in 2011, 2012 and 2013. Eyedentity was subject to a marginal tax rate of 24.2%, 24.2% and 22% in 2011, 2012 and 2013, respectively.

Pursuant to the Korea Income Tax Laws, dividends distributed by a foreign invested enterprise to its immediate holding company outside South Korea will be subject to a 15% withholding tax, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with South Korea that provides for a different withholding arrangement. According to the Korea and Singapore Taxation Arrangement, dividends paid by a foreign invested enterprise in South Korea to its direct holding company in Singapore will be subject to withholding tax at a rate of no more than 10%, provided that the foreign investor directly owns at least 25% of the shares of the foreign invested enterprise. We accrued withholding taxes of RMB17.5 million and RMB5.5 million in 2011 and 2012, respectively, based on the 10% withholding tax rate applicable to the profits of Eyedentity that we distributed or expected to distribute to our Singaporean subsidiaries. The accrued withholding tax was fully paid in 2012. No withholding tax was accrued in 2013 as no further dividend distributions were made or planned for the near future in 2013.

Equity in Losses of and Impairments of Investments in Affiliated Companies

We record our investment in affiliates over which we possess significant influence over operational and financial matters using the equity method of accounting, and the net losses of the affiliates and any impairment charges for the investments are presented as “Equity in losses and impairments of affiliated companies” on the statements of operations and comprehensive income.

Non-Controlling Interests

Non-controlling interests mainly represent the net profits attributed to the shares of Actoz and Eyedentity that we did not own. In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz, whose financial results were consolidated into our financial statements beginning from January 1, 2008. As a result, we recognized a non-controlling interest in our statements of operations and comprehensive income for the shares of Actoz that we did not own beginning from January 1, 2008. In the fourth quarter of 2012, Actoz acquired a 20.5% equity interest in Eyedentity, whose financial results were consolidated into our financial statements beginning from October 1, 2012. As a result, we recognized a non-controlling interest in our statements of operations and comprehensive income for the shares of Eyedentity that we did not own beginning from October 1, 2012. The non-controlling interests balance increased from RMB53.3 million as of December 31, 2012 to RMB310.4 million (US$51.3 million) as of December 31, 2013. This is due to a significant injection of capital by non-controlling shareholders of Actoz for the acquisition of additional shares in its 2013 rights offering.

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

Revenue Recognition

We principally derive our revenues from in-game virtual items and game usage fees purchased by game players to play our MMO games, including MMORPGs and advanced casual games, revenues from in-game virtual items purchased by game players to play our mobile games, and licensing arrangements and other smaller sources.

Revenues generated in China are net of PRC business taxes, value added taxes and related surcharges that our PRC subsidiaries and VIEs pay on their gross receipts. The applicable rates of business tax range from 3% to 5% and the rates of value added tax range from 3% to 17%. See Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

MMO game revenues

We operate the majority of MMO games under an item-based revenue model and the remaining under a time-based revenue model. Under the item-based revenue model, revenues from the sale of in-game items are recognized when the items are consumed by customers for items with no further utility or very short lives, or over the estimated lives of the items for items that can be used over a period of time. The average periods for which players typically play the games and other behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for lives of these in-game items. We assess the estimated lives of in-game items for all of our item-based games periodically. If there are indications of any significant changes to the estimated lives of the in-game items, such changes would be applied in the period of change prospectively. Our revenues under the item-based revenue model are principally derived from in-game consumable virtual items, which generally are consumed in a very short period. Under the time-based revenue model, revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with our published expiration policy. Deferred revenue is reduced as revenues are recognized.

We record the gross amount we receive from the sale of pre-paid game cards and virtual currencies, which are subsequently activated and charged to the respective game accounts by players, as deferred revenue. We have assessed Accounting Standards Codification 605-45 with respect to gross versus net reporting of revenue, and have concluded that such reporting method is appropriate as we are the primary obligor and we fulfill the online game services desired by the customers.

In connection with our license agreements for MMO games, we generally receive an initial license fee and a monthly revenue-based royalty fee. The initial license fee is generally a fixed amount and recognized ratably over the term of the license. The royalty fee is generally equal to a fixed percentage of the revenues generated by the licensee from operating the game and recognized on an accrual basis based on the billing statement received.

Mobile games

Mobile game revenues are realized under binding user agreements with paying players in which prices charged by us are fixed to the customers and collected upfront, substantially eliminating any credit risk. Such revenues realized upon the purchase of virtual currency are deferred, and recognized when performance has been completed. We consider performance to be completed based upon the delivery of the gaming experience via in-game virtual items.

We recognize mobile game revenues under the item-based revenue model. Revenues from the sale of in-game items are recognized when the items are consumed by paying players for items with no further utility or very short lives, or over the estimated lives of the items for items that can be used over a period of time. Revenues under the item-based revenue model are principally derived from in-game consumable virtual items, which generally are consumed immediately or in a very short period. The average periods over which players typically play games and other behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for estimated lives of these in-game items. We assess the estimated lives of in-game items for all item-based games periodically. If there are indications of any significant changes to the estimated lives, such changes would be applied in the period of change prospectively. Deferred revenue is reduced as revenues are recognized.

For mobile game revenues, which are principally generated through marketing agents such as Apple’s App Store and Google’s Google Play, we recognize revenues at gross amounts before deduction of commission fees due to the mobile device application providers, as we are the primary obligor in these arrangements. We are responsible for the hosting, operations, and delivery of the gaming experience to end users, and we have the latitude to establish pricing for virtual currency purchased by end users. The commission fees charged by these mobile device application platforms are recognized as a component of sales and marketing expense. For a few minor gaming titles delivered through certain third party intermediaries such as telecommunication operators solely in China, we do not establish the prices for purchases by end users and therefore recognize revenues on a net basis. However, such arrangements are quantitatively immaterial and constitute less than 2.1% of mobile game revenues in 2013.

Other revenues

Other revenues principally consist of advertising revenues from third parties and revenues generated from platform services and prepaid card distribution services provided to third parties and related parties. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectability is reasonably assured. Revenues generated from platform services and prepaid card distribution services are recognized when services are provided.

Consolidation of Variable Interest Entities

PRC regulations currently limit foreign ownership of companies that provide value-added telecommunications services, including Internet content services, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China. We are a Cayman Islands exempted company, and therefore, as foreign or foreign-invested enterprises under PRC law, we and our PRC subsidiaries are ineligible to hold the licenses required to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through our VIEs and their wholly owned subsidiaries, as applicable, which hold the licenses and approvals that are required for the operation of our online game business. Our PRC subsidiaries have entered into a series of contractual arrangements with our VIEs and their shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of our VIEs and consolidate their results of operations, assets and liabilities in our financial statements.

Our accounting policies with respect to the consolidation of our VIEs are further described in Note 2(3) to our consolidated financial statements included elsewhere in this annual report on Form 20-F. In the opinion of our PRC counsel, Global Law Office, our current ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their respective shareholders on the other hand, are in compliance with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with the opinion of our PRC counsel.

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

We assess the impairment for long-lived assets and intangible assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. In 2011, 2012 and 2013, we recognized impairment losses of RMB72.8 million, RMB15.0 million and nil, respectively, related to intangible assets and other long-term assets.

Impairments of Investments in Affiliated Companies

We continually review our investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reasons for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date, and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses and impairments of investments in affiliated companies.

Impairment of Goodwill

Goodwill is accounted for at initial recognition and evaluated subsequently according to the provisions of Accounting Standards Codification 805, “Business Combinations,” or ASC 805, and Accounting Standards Codification 350, “Intangibles—Goodwill and Other.” Goodwill is initially measured as the excess of (i) the total cost of an acquisition, fair value of the non-controlling interests, and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of an acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the income statement as a bargain purchase gain. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, our annual impairment evaluation date, we test impairment of goodwill at the reporting unit level, which is one step below the operating segment level. Under the two-step impairment evaluation approach, the fair value of a reporting unit is first determined using an income approach which considers projected cash flows, expenses, and appropriate discount rates tailored to the risk profiles of the specific reporting units, considering more generally the risk profile of the online game sector. Should the fair value of a reporting unit be less than its carrying value (including goodwill), an impairment charge would then be measured by reference to the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of goodwill, determined in a manner similar to the assignment of the purchase price in a business combination. Key factors that are considered by us and likely to have a bearing on potential impairments of goodwill include, but are not limited to, (1) recent operating performance and forecasts; (2) generation of, and growth anticipated in, cash flows; (3) the state of the online game business in the respective geographic area; (4) trends in average monthly average users and paying users; and (5) the game development pipeline at the business unit level. Based upon the application of the two-step impairment evaluation approach, no impairment losses were recorded in 2011 and 2012.

In 2013, based on a triggering event that occurred before the annual evaluation date with respect to changed circumstances relating to Chengdu Simo and an assessment of reduced expectations for the entity’s future projected results of operations and cash flows, we recorded an impairment charge to reduce Chengdu Simo reporting unit’s goodwill by RMB30.8 million (US$5.1 million). See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings” and Notes 2(14) and 26 to our consolidated financial statements included elsewhere in this annual report. The fair values of our other reporting units were significantly in excess of carrying values in our 2013 annual assessment.

Share-Based Compensation

Certain of our officers (including directors) and employees previously received (i) options to purchase our Class A ordinary shares granted to officers (including directors) and employees under our Amended and Restated 2008 Equity Compensation Plan, or the 2008 Equity Compensation Plan, (ii) options to purchase ordinary shares of Actoz granted by Actoz to its officers and employees; and (iii) options to purchase ordinary shares of Eyedentity granted to its officers and employees.

We account for share-based compensation in accordance with Accounting Standards Codification 718, “Compensation – Stock Compensation,” or ASC 718. Under the fair value provision of ASC 718, share-based compensation expense is measured at the grant date based on the fair value of the stock options and is recognized as an expense either on a straight-line basis or a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options granted.

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

On September 14, 2012, our board of directors approved the adjustment of the exercise price for share options previously granted to certain members of our management and staff to US$1.835 per Class A ordinary share, representing the average closing price of our ADSs during the 15 consecutive trading days prior to September 14, 2012 divided by two. Other terms of these share options remain unchanged. This adjustment was due to the significant decline in our share price resulting from a large special dividend of US$1.02 per ADS declared in 2011 and paid in 2012. The total number of modified options amounted to 12.8 million, consisting of 9.9 million unvested options and 2.9 million vested options at the date of modification. All eligible option grantees affected by such changes had entered into amendments to their original share option agreements with us. Share-based compensation expense for the incremental compensation cost of RMB5.7 million (US$0.9 million) was recorded in the third quarter of 2012 for fully vested options. The remaining amount of approximately RMB11.9 million of incremental compensation cost for the unvested modified options is being amortized over their respective remaining vesting periods of one year to four years.

Certain of our and Shanda Interactive’s employees were awarded restricted shares under the 2008 Equity Compensation Plan. The restricted shares will vest in equal installments over four calendar years, subject to the employee’s continued employment. Share-based compensation expense related to the restricted share award granted by us to our employees under the 2008 Equity Compensation Plan amounted to RMB46.2 million, RMB16.7 million and 9.1 million (US$1.5 million) in 2011, 2012 and 2013, respectively. Restricted shares granted to Shanda Interactive’s employees were measured at fair value at the grant date and amounts of RMB65.0 million, RMB43.1 million and RMB36.5 million (US$6.0 million) were recognized as a dividend distributed to Shanda Interactive in 2011, 2012 and 2013, respectively.

Our share-based compensation expenses totaled RMB91.0 million, RMB42.5 million and RMB38.0 million (US$6.3 million) in 2011, 2012 and 2013, respectively.

Income Taxes and Valuation Allowance

We account for income taxes under the provisions of Accounting Standards Codification 740. See Notes 2 and 6 to our consolidated financial statements included elsewhere in this annual report. We record valuation allowances to reduce our deferred tax assets to their net realizable amounts when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2011, 2012 and 2013, valuation allowances recognized were RMB189.2 million, RMB215.1 million and RMB217.6 million (US$35.9 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain foreign tax credit carry forwards generated by one of our subsidiaries. As of December 31, 2011, 2012 and 2013, we had deferred tax assets, net of valuation allowances, of RMB111.7 million, RMB100.7 million and RMB131.5 million (US$21.7 million), respectively. We believe that further valuation allowances to reduce our net deferred tax assets are unnecessary as we currently anticipate future taxable profits, which will allow us to utilize our net deferred tax assets. If further events were to occur that would prevent us from utilizing all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

Accounting Standards Codification 740-10-25 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% chance of being realized upon ultimate settlement. We did not have any interest and penalties associated with uncertain tax positions and did not have any material uncertain tax positions in 2011, 2012 and 2013.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net revenues. Our total net revenues decreased by 7.9% from RMB4,718.6 million in 2012 to RMB4,344.7 million (US$717.7 million) in 2013. Net revenues from MMO games decreased 16.6% from RMB4,561.4 million in 2012 to RMB3,806.4 million (US$628.8 million) in 2013. Net revenues from mobile games increased significantly from RMB10.2 million in 2012 to RMB482.2 million (US$79.7 million) in 2013. Other revenues decreased by 61.8% from RMB147.0 million in 2012 to RMB56.1 million (US$9.2 million) in 2013.

The decrease in MMO game revenues was primarily due to (i) a decrease of RMB416.4 million (US$68.8 million) in net revenues generated from Mir2 and Woool as we continued to scale back monetization activities for them and sought to lengthen their lifespans by promoting activities that enhance interaction among users, (ii) a decrease of RMB173.4 million (US$28.6 million) in net revenues generated from Dragon Nest and a decrease of RMB164.0 million (US$27.1 million) in net revenues generated from Aion as these two games came to more mature stages of their lifecycles.

Average monthly active users for MMO games in 2013 were lower than 2012. Monthly active users tend to increase in a quarter when a new game is launched and to decline over the following several quarters, primarily due to the initial enthusiasm associated with the game launch declining over time. We launched RIFT in March 2013 but the game did not gain momentum among Chinese game players and failed to retain the users who were initially drawn to the game. Average monthly paying users decreased on a quarterly basis in 2013, mainly because we continued to scale back monetization activities for Mir II and Woool and introduced a number of free functions and game plays, which resulted in a decline in low-spending paying accounts.

The increase in mobile game revenues was primarily due to a substantial increase of players of our mobile games as we rolled out Million Arthur in South Korea at the end of 2012 and in China in July 2013. Daily active users tend to peak immediately after a new mobile game is launched and to decline over the following several quarters, primarily due to the initial enthusiasm associated with the game launch declining over time. Lifecycles of mobile games tend to be shorter than those of the MMO games. Average daily active users decreased in the fourth quarter of 2013 due to a decline in users of Million Arthur in China and South Korea as the games became older, and the absence of new mobile game titles being launched. Average revenue per daily active user decreased on a quarterly basis in 2013, mainly as we rolled out Million Arthur to more countries and regions and users in countries other than China and South Korea generally spent less on purchasing in-game items. The decrease was also attributed to less in-game items purchases as the game became older.

The following table sets forth our average monthly active users, average monthly paying users and average monthly revenues per paying user for our MMO games, and average daily active users and average revenue per daily active user for our mobile games, for the periods indicated:

	For the Three Months Ended,
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
MMO games:
Average monthly active users (in thousands)(1)	19,614	17,838	18,826	19,079	18,612	18,900	18,360	17,661
Average monthly paying users (in thousands)(2)	4,359	3,884	3,572	3,410	3,367	3,192	2,943	2,945
Average monthly revenues per paying user (in RMB)(3)	100.4	90.9	96.4	98.5	93.1	97.5	105.9	98.4
Mobile games:
Average daily active users (in thousands)(4)	—	10	16	41	290	367	575	559
Average revenue per daily active user (in RMB)(5)	—	—	1.4	2.2	4.1	3.0	2.9	2.4

(1)	Monthly active users, or MAUs, refers to the number of users who play our MMO games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.

(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once for our MMO games during a calendar month and includes users who spend virtual currency in our MMO games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.

(3)	Average monthly revenues per paying user, or ARPU, refers to our revenues from MMO games during a given quarter divided by the average MPUs, further divided by three.

(4)	Daily active users, or DAUs, refers to the number of users who play our mobile games during a day. Average daily active users is the average of the DAU for each day during a given period.

(5)	Average revenues per daily active user, or ARDAU, refers to the total mobile game revenues for a given period, divided by the number of days in that period, further divided by the average DAU during the period.

Other revenues decreased by 61.8% from RMB147.0 million in 2012 to RMB56.1 million (US$9.2 million) primarily due to a decrease in advertising revenues.

Cost of revenues. Our cost of revenues decreased slightly by 1.7% from RMB1,155.8 million in 2012 to RMB1,135.7 million (US$187.6 million) in 2013. This decrease was primarily due to the following reasons:

•	Upfront and ongoing licensing fees for MMO games increased by 11.2% from RMB599.7 million in 2012 to RMB667.0 million (US$110.2 million) in 2013 and represented 12.7% and 15.4% of our net revenues in 2012 and 2013, respectively. The increase in upfront and ongoing licensing fees, as a percentage of revenues, was primarily due to an increase in the proportion of net revenues from games we licensed, and the accelerated amortization of the remaining licensing fee for RIFT that we terminated during the third quarter of 2013.

•	Platform operations costs decreased by 5.4% from RMB198.9 million in 2012 to RMB188.1 million (US$31.1 million) in 2013. The decrease was primarily due to lower server leasing and depreciation expenses as a result of a decrease in MMO game revenues. Platform operations costs represented 4.2% and 4.3% of our net revenues in 2012 and 2013, respectively. The increase in platform operations costs as a percentage of net revenues was primarily due to certain fixed costs in maintaining our platform and lower net revenues in 2013.

•	Other cost of revenues decreased by 21.4% from RMB357.2 million in 2012 to RMB280.6 million (US$46.3 million) in 2013 primarily due to a decrease in amortization of intellectual property rights related to games in operation that we acquired through acquisition, as well as a decrease in salary and benefits as a result of a decrease in headcount. Other cost of revenues represented 7.6% and 6.4% of our net revenues in 2012 and 2013, respectively.

Gross profit. As a result of the foregoing, our gross profit decreased by 9.9% from RMB3,562.8 million in 2012 to RMB3,209.0 million (US$530.1 million) in 2013. Our gross margin, which is equal to our gross profit divided by our net revenues, decreased from 75.5% in 2012 to 73.9% in 2013.

Operating expenses. Our operating expenses increased by 2.7% from RMB1,442.8 million in 2012 to RMB1,481.1 million (US$244.7 million) in 2013. This increase was primarily due to the following reasons:

•	Our product development expenses increased slightly by 0.3% from RMB712.3 million in 2012 to RMB714.1 million (US$118.0 million) in 2013. The increase was primarily due to an increase in salary and benefits from RMB503.0 million in 2012 to RMB531.6 million (US$87.8 million) in 2013 mainly due to an increase in bonuses, partially offset by (i) a decrease in office rental expenses from RMB40.0 million in 2012 to RMB25.4 million (US$4.2 million) in 2013 due to more efficient use of office spaces, and (ii) impairment charges of nil in 2013 as compared to RMB15.0 million (US$2.5 million) in 2012 related to games that we have not yet launched and for which related prepaid license fees were written off due to perceived lack of commercial viability. Product development expenses represented 15.1% of our net revenues in 2012 and 16.4% of our net revenues in 2013.

•	Our sales and marketing expenses increased by 40.9% from RMB317.6 million in 2012 to RMB447.4 million (US$73.9 million) in 2013. The increase was primarily attributable to (i) an increase of distribution fees from RMB18.7 million in 2012 to RMB133.7 million (US$22.1 million) in 2013 mainly due to the growth of our mobile game business, which resulted in an increase of commission fees we paid to mobile app platforms such as Apple’s App Store and Google’s Google Play, and (ii) an increase in advertising and promotion expenses for existing and new games from RMB173.3 million in 2012 to RMB226.6 million (US$37.4 million) in 2013, partially offset by a decrease in salary and benefits from RMB45.8 million in 2012 to RMB29.7 million (US$4.9 million) in 2013 due to a lower headcount. Sales and marketing expenses represented 6.7% and 10.3% of our net revenues in 2012 and 2013, respectively.

•	Our general and administrative expenses decreased by 15.5% from RMB412.9 million in 2012 to RMB348.7 million (US$57.6 million). This decrease was primarily due to a decrease in business and value added tax expenses associated with inter-company transactions from RMB132.6 million in 2012 to RMB38.6 million (US$6.4 million) in 2013 due to a refund of value added tax paid by a PRC subsidiary in 2012, the transition to value added tax system in China and decrease in our revenues, partially offset by an increase in salary and benefits from RMB145.7 million in 2012 to RMB156.2 million (US$25.8 million) in 2013 mainly due to increase in Actoz’ headcount. General and administrative expenses accounted for 8.8% and 8.0% of our net revenues in 2012 and 2013, respectively.

•	Our operating expenses for 2013 also includes an impairment of goodwill of RMB30.8 million (US$5.1 million) and a net settlement of a gain contingency with former shareholder of RMB59.9 million (US$9.9 million) as a result of the final judgment for a litigation. See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings” and Notes 2(14) and 26 to our consolidated financial statements included elsewhere in this annual report.

Income from operations. As a result of the foregoing, our operating income decreased by 18.5% from RMB2,120.0 million in 2012 to RMB1,727.9 million (US$285.4 million) in 2013. Our operating margin, which is equal to our income from operations divided by our net revenues, decreased from 44.9% in 2012 to 39.8% in 2013.

Income before income tax expenses and equity in losses of affiliated companies. Our income before income tax expenses and equity in losses of affiliated companies decreased by 16.9% from RMB2,355.1 million in 2012 to RMB1,957.8 million (US$323.4 million) in 2013. The decrease was primarily due to (i) a decrease in income from operations in the amount of RMB392.1 million (US$64.8 million), (ii) a decrease in government financial incentives from RMB183.9 million in 2012 to RMB159.4 million (US$26.3 million) in 2013, and (iii) a decrease in net interest income of RMB 28.4 million (US$4.7 million), and offset by (i) a decrease in bank charges of RMB13.6 million (US$2.2 million) and (ii) a decrease in miscellaneous expenses of RMB18.2 million (US$3.0 million).

Income tax expenses. Our income tax expenses decreased by 40.9% from RMB545.5 million in 2012 to RMB322.3 million (US$53.3 million) in 2013, primarily due to (i) a decrease in our pre-tax income from RMB2,355.1 million in 2012 to RMB1,957.8 million (US$323.4 million) in 2013 and (ii) a reversal of RMB97.2 million (US$16.1 million) in income tax expenses as one of our subsidiaries, Shengqu, was recognized as a key national software enterprise retrospectively for 2011 and 2012, which decreased its applicable enterprise income tax rate by 5%. Our effective income tax rate decreased from 23% in 2012 to 16% in 2013.

Equity in losses of and impairments of investments in affiliated companies. We incurred losses of RMB7.5 million (US$1.2 million) in 2013, as compared to losses of RMB21.0 million in 2012, primarily as a result of smaller equity in losses of affiliated companies.

Net income attributable to non-controlling interests. Our net income attributable to non-controlling interest increased from RMB23.2 million in 2012 to RMB40.1 million (US$6.6 million) in 2013 mainly as a result of an increase in Actoz’s profitability and an increase in the balance of non-controlling interests as a result of Actoz’s rights offering in 2013.

Net income attributable to our company. Net income attributable to our company decreased by 10.1% from RMB1,765.4 million in 2012 to RMB1,587.9 million (US$262.3 million) in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net revenues. Our total net revenues decreased by 11.1% from RMB5,309.8 million in 2011 to RMB4,718.6 million in 2012. Net revenues from MMO games decreased 12.0% from RMB5,183.9 million in 2011 to RMB4,561.4 million in 2012. We started to provide mobile games and generated mobile game revenues of RMB10.2 million in 2012. Other revenues increased by 16.7% from RMB125.9 million in 2011 to RMB147.0 million in 2012.

The decrease in MMO game revenues was primarily due to (i) a decrease of RMB711.2 million in net revenues generated from Mir II and Woool as we scaled back monetization activities for them and sought to lengthen their lifespans by promoting activities that enhance interaction among users, and (ii) a decrease of RMB125.2 million in net revenues generated from Dragon Nest mainly as several key expansion packs for the game were delayed in China. The decrease was partially offset by an increase of RMB229.7 million in net revenues due to the full year revenue contribution from Legend of Immortals and Mir III, which were launched in the second quarter and fourth quarter of 2011, respectively.

Average monthly active users for MMO games in 2012 were lower than 2011 mainly because there was no major title launched during 2012, while we launched Dragon Nest in the third quarter of 2010 and Legend of Immortals in the second quarter of 2011. Monthly active users tend to increase in a quarter when a new game is launched and to decline over the following several quarters, primarily due to the initial enthusiasm associated with the game launch declining over time. Average monthly paying users decreased on a quarterly basis in 2012, mainly because we scaled back monetization activities for Mir II and Woool and introduced a number of free functions and game plays, which resulted in a decline in low-spending paying accounts.

We started to launch mobile games in the second quarter of 2012. Daily active users for mobile games tend to increase in a quarter when a new game is launched and to decline over the following several quarters, primarily due to the initial enthusiasm associated with the game launch declining over time. Average daily active users for our mobile games increased on a quarterly basis in 2012, mainly due to the launch of more mobile game titles, especially the launch of Million Arthur in South Korea during the fourth quarter of 2012.

The following table sets forth our average monthly active users, average monthly paying users and average monthly revenues per paying user for our MMO games, and average daily active users and average revenue per daily active user for our mobile games, for the periods indicated:

	For the Three Months Ended,
	March 31, 2011	June 30, 2011	September 30,2011	December 31,2011	March 31, 2012	June 30, 2012	September 30,2012	December 31,2012
MMO games:
Average monthly active users (in thousands)(1)	20,358	24,270	21,734	21,093	19,614	17,838	18,826	19,079
Average monthly paying users (in thousands)(2)	4,650	4,428	4,682	4,586	4,359	3,884	3,572	3,410
Average monthly revenues per paying user (in RMB)(3)	85.2	94.8	92.1	93.7	100.4	90.9	96.4	98.5
Mobile games:
Average daily active users (in thousands)(4)	—	—	—	—	—	10	16	41
Average revenue per daily active user (in RMB)(5)	—	—	—	—	—	—	1.4	2.2

(1)	Monthly active users, or MAUs, refers to the number of users who play our MMO games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.

(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once for our MMO games during a calendar month and includes users who spend virtual currency in our MMO games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.

(3)	Average monthly revenues per paying user, or ARPU, refers to our revenues from MMO games during a given quarter divided by the average MPUs, further divided by three.

(4)	Daily active users, or DAUs, refers to the number of users who play our mobile games during a day. Average daily active users is the average of the DAU for each day during a given period.

(5)	Average revenues per daily active user, or ARDAU, refers to the total mobile game revenues for a given period, divided by the number of days in that period, further divided by the average DAU during the period.

Other revenues increased 16.7% from RMB125.9 million in 2011 to RMB147.0 million in 2012, primarily due to an increase in adverting revenues in China and an increase in revenues generated from providing platform services and prepaid card distribution services. The increases were partially offset by a decrease of revenues due to the transfer of Mochi Media to Shanda Online, a company under the common control of Shanda Interactive, in March 2012.

Cost of revenues. Our cost of revenues decreased by 15.5% from RMB1,367.5 million in 2011 to RMB1,155.8 million in 2012. This decrease was primarily due to the following reasons:

•	Upfront and ongoing licensing fees for online games decreased by 19.1% from RMB741.5 million in 2011 to RMB599.7 million in 2012 and represented 14.0% and 12.7% of our net revenues in 2011 and 2012, respectively. The decrease in upfront and ongoing licensing fees was primarily due to the completion of amortization of upfront licensing fees for certain games in 2011 and a decrease in revenues generated from games we licensed from third parties in 2012.

•	Platform operations costs decreased by 2.1% from RMB203.1 million in 2011 to RMB198.9 million in 2012, primarily due to lower server leasing expenses as a result of a decrease in MMO game revenues. Platform operations costs represented 3.8% and 4.2% of our net revenues in 2011 and 2012, respectively. The increase in platform operations costs as a percentage of net revenues was primarily due to a decrease in total net revenues in 2012.

•	Other cost of revenues decreased by 15.6% from RMB422.9 million in 2011 to RMB357.2 million in 2012 primarily due to a decrease in amortization of intellectual property rights and a decrease in revenue sharing with Mochi Media’s third-party game developers related to the divestiture of Mochi Media, as well as a decrease in salary and benefits mainly as a result of a decrease in bonus expense. Other cost of revenues represented 8.0% and 7.6% of our net revenues in 2011 and 2012, respectively.

Gross profit. As a result of the foregoing, our gross profit decreased by 9.6% from RMB3,942.3 million in 2011 to RMB3,562.8 million in 2012. Our gross margin, which is equal to our gross profit divided by our net revenues, increased from 74.2% in 2011 to 75.5% in 2012.

Operating expenses. Our operating expenses decreased by 9.3% from RMB1,591.3 million in 2011 to RMB1,442.8 million in 2012. This decrease was primarily due to the following reasons:

•	Our product development expenses decreased by 5.7% from RMB755.4 million in 2011 to RMB712.3 million in 2012. The decrease was primarily due to (i) a decrease in outsourced service fees to develop games from RMB72.2 million in 2011 to RMB42.2 million in 2012, (ii) a decrease in salary and benefits from RMB524.4 million in 2011 to RMB503.0 million in 2012 mainly due to a lower headcount, and (iii) a RMB16.4 million decrease in impairment charges compared to 2011 related to games that we have not yet launched and for which related prepaid license fees were written off due to perceived lack of commercial viability. The decrease was partially offset by an increase in amortization of intangible assets from RMB17.7 million in 2011 to RMB34.2 million primarily related to the completion of development work of Dungeon Striker in 2012. Product development expenses represented 14.2% of our net revenues in 2011 and 15.1% of our net revenues in 2012.

•	Our sales and marketing expenses increased slightly by 0.4% from RMB316.4 million in 2011 to RMB317.6 million in 2012. The increase was primarily attributable to an RMB22.4 million increase in overseas distribution fees paid to third-party mobile app platforms mainly due to the launch of mobile games, offset by a decrease in salary and benefits from RMB65.5 million in 2011 to RMB45.8 million in 2012 due to a decrease in bonus expense and headcount. Sales and marketing expenses represented 6.0% and 6.7% of our net revenues in 2011 and 2012, respectively.

•	Our general and administrative expenses decreased by 20.5% from RMB519.5 million in 2011 to RMB412.9 million in 2012. This decrease was primarily due to (i) a decrease in share-based compensation and share-based corporate expense allocation in the amount of RMB54.3 million mainly due to the resignation of several senior executives and a failure to meet certain performance targets related to our stock option awards, partially offset by an increase in share-based compensation expense due to a repricing of some underwater share options in 2012, (ii) a decrease in salary and benefits in the amount of RMB10.5 million due to a decrease in bonus expense and headcount, (iii) a decrease in professional service fees in the amount of RMB10.4 million, (iv) a decrease in sales tax expense associated with inter-company transactions in the amount of RMB8.6 million, (v) a decrease in bad debt expense in the amount of RMB8.6 million, and (vi) a decrease in amortization of intangible assets related to the acquisition of various companies from RMB19.8 million in 2011 to RMB12.1 million in 2012. General and administrative expenses accounted for 9.8% and 8.7% of our net revenues in 2011 and 2012, respectively.

Income from operations. As a result of the foregoing, our operating income decreased by 9.8% from RMB2,351.0 million in 2011 to RMB2,120.0 million in 2012. Our operating margin, which is equal to our income from operations divided by our net revenues, increased from 44.3% in 2011 to 44.9% in 2012.

Income before income tax expenses and equity in losses of affiliated companies. Our income before income tax expenses and equity in losses of affiliated companies decreased by 12.1% from RMB2,680.0 million in 2011 to RMB2,355.1 million in 2012. The decrease was primarily due to (i) a decrease in income from operations in the amount of RMB231.0 million, (ii) a foreign exchange loss of RMB25.9 million in 2012 compared with a foreign exchange gain of RMB25.9 million in 2011 resulting from fluctuations in foreign currencies in 2011 and 2012, (iii) a decrease in government financial incentives from RMB203.7 million in 2011 to RMB183.9 million in 2012, (iv) a decrease in net interest income of RMB12.7 million, and (v) an increase in bank charges of RMB8.6 million.

Income tax expenses. Our income tax expenses decreased by 10.4% from RMB609.3 million in 2011 to RMB545.5 million in 2012, primarily due to (i) a decrease in our pre-tax income from RMB2,680.0 million in 2011 to RMB2,355.1 million in 2012 and (ii) a decrease in withholding taxes associated with dividend distribution from our subsidiaries to their overseas holding companies in the amount of RMB74.0 million. The decrease was partially offset by (i) income tax expense of RMB36.3 million on taxable capital gains as a result of the sale of 20.5% of the equity interests in Eyedentity to Actoz, and (ii) an increase of income tax expenses in the amount of RMB14.8 million due to a lower level of tax benefits in 2012 compared to 2011, as a result of changes of preferential tax status for certain of our PRC subsidiaries and VIEs. Our effective income tax rate was 22.8% and 23.2% in 2011 and 2012, respectively.

Equity in losses of and impairments of investments in affiliated companies. We incurred losses of RMB21.0 million in 2012, as compared to losses of RMB10.0 million in 2011, primarily as a result of our investments in game development and operating studios.

Net income attributable to non-controlling interests. Our net income attributable to non-controlling interest increased from RMB21.1 million in 2011 to RMB23.2 million in 2012 mainly as a result of an increase in Actoz’s profitability.

Net income attributable to our company. Net income attributable to our company decreased 13.4% from RMB2,039.6 million in 2011 to RMB1,765.4 million in 2012.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

As of December 31, 2013, we had approximately RMB877.6 million (US$145.0 million) in cash and cash equivalents, of which RMB263.7 million (US$43.6 million) was held by our VIEs. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of our VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs. However, these cash balances can be utilized by us for our normal operations pursuant to the contractual arrangements with our VIEs that provide us with the substantial ability to control our VIEs and their operations. See Item 4.C. “Organizational Structure” and Item 10.D. “Exchange Controls.”

Our cash and cash equivalents are held with major financial institutions located both inside and outside the PRC, and cash held in the PRC is subject to PRC laws and regulations concerning foreign exchange. The following table sets forth a breakdown of our cash and cash equivalents by currency denomination, location and type of entity as of December 31, 2012 and 2013, respectively:

	As of December 31, 2013
	2012	2013
	RMB	RMB	US$
	(in millions)
Cash and cash equivalents in the PRC
Held by VIEs (denominated in Renminbi)	563.3	252.5	41.7
Held by other PRC subsidiaries (denominated in Renminbi)	1,104.1	408.1	67.4
Held by other PRC subsidiaries (denominated in U.S. dollars)	15.9	24.9	4.1
Cash and cash equivalents outside the PRC
Held in U.S. dollars	336.8	149.7	24.7
Held in Korean Won	83.2	10.2	1.7
Held in other currencies	29.1	32.2	5.4
Total	2,132.4	877.6	145.0

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

PRC regulations currently permit payment of dividends of a PRC company only out of retained earnings as determined in accordance with accounting standards and regulations in China. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and retained earnings as determined in accordance with U.S. GAAP. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount reaches 50% of their paid-in capital. These reserves are not distributable as cash dividends, or as loans or advances. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us in the form of dividends or other distributions, which restricted portion amounted to approximately RMB1,651.3 million (US$272.8 million), or 277.5 % of our total consolidated net assets, as of December 31, 2013. Our PRC subsidiaries and VIEs may also allocate a portion of their after-tax profits, as determined by their board of directors, to their staff welfare and bonus funds, which are not distributable to us as cash dividends.

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

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2011, 2012 and 2013, respectively:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	2,372.9	2,290.7	1,708.4	282.2
Net cash used in investing activities	(1,514.8)	(943.1)	(205.2)	(33.9)
Net cash used in financing activities	(1,173.3)	(1,117.6)	(2,765.0)	(456.7)
Effect of exchange rate changes on cash and cash equivalents	(26.1)	6.6	7.0	1.2
Net increase (decrease) in cash and cash equivalents	(341.3)	236.6	(1,254.8)	(207.3)
Cash and cash equivalents, beginning of the period	2,237.1	1,895.8	2,132.4	352.2
Cash and cash equivalents, end of the period	1,895.8	2,132.4	877.6	145.0

Cash Flows from Operating Activities

In 2013, we had net cash provided by operating activities of RMB1,708.4 million (US$282.2 million). This was primarily attributable to our net income of RMB1,628.0 million (US$268.9 million), which was positively adjusted primarily for (i) an add-back of non-cash expenses in the amount of RMB356.5 million (US$58.9 million), mainly including amortization of intangible assets, depreciation of property and equipment and share-based compensation expenses, (ii) a decrease of RMB118.2 million (US$19.5 million) in receivables due from related parties mainly due to the receipt of net interest income from settlement of loans due from Shanda Interactive and its affiliates, and (iii) an increase of accounts payable of RMB46.8 million (US$7.7 million). Our net cash provided by operating activities was partially reduced by (i) a decrease of other payables, accruals and other long-term liabilities of RMB156.9 million (US$26.0 million) mainly due to the post-combination payment of compensation related to the acquisition of Eyedentity, (ii) a decrease of RMB105.7 million (US$17.5 million) in taxes payable mainly due to payment of withholding taxes related to distributions of dividends from PRC subsidiaries to HK subsidiaries, (iii) a decrease of RMB95.6 million (US$15.8 million) in payables due to related parties mainly due to the payment of net interest expense from settlement of loans due to related parties under the common control by Shanda Interactive, and (iv) an increase of RMB89.7 million (US$14.8 million) in accounts receivables.

In 2012, we had net cash provided by operating activities of RMB2,290.7 million. This was primarily attributable to our net income of RMB1,788.6 million, which was positively adjusted primarily for (i) an add-back of non-cash expenses in the amount of RMB383.7 million, mainly including amortization of intangible assets, depreciation of property and equipment and share-based compensation expenses, (ii) an increase of RMB163.4 million in other payables, accruals and long-term liabilities as a result of increase in advance from third-parties distributors, and (iii) the refunds of prepayment of upfront licensing fees relating to new online games that we licensed from third parties in the aggregate amount of RMB107.5 million. Our net cash provided by operating activities was partially reduced by (i) upfront licensing fees paid in intangible properties of RMB57.9 million, and (ii) an increase of RMB47.9 million in accounts receivable.

In 2011, we had net cash provided by operating activities of RMB2,372.9 million. This was primarily attributable to our net income of RMB2,060.7 million, which was positively adjusted primarily for (i) an add-back of non-cash expenses in the amount of RMB491.3 million, mainly including amortization of intangible assets, depreciation of property and equipment, share-based compensation expenses, and impairment of prepaid upfront license fee in other long-term assets, (ii) an increase of RMB469.1 million in other payables, accruals and long-term liabilities mainly due to an increase in advance from third-party distributors, and (iii) an increase of RMB58.1 million in payables due to related parties. Our net cash provided by operating activities was partially reduced by (i) the prepayment of upfront licensing fees relating to new online games that we licensed from third parties in the aggregate amount of RMB290.6 million, (ii) a decrease of RMB187.6 million in deferred revenue mainly due to a decline in sales of prepaid cards, (iii) an increase of receivables due from related parties of RMB154.1 million mainly due to interest receivable from related parties, and (iv) an increase of RMB81.9 million in prepayment and other current assets.

Cash Flows Used in Investing Activities

In 2013, we had net cash used in investing activities of RMB205.2 million (US$33.9 million). This was primarily attributable to (i) cash outflows of RMB3,709.3 million (US$612.7 million) for purchases of short-term investments and time deposits with maturity dates over one year, (ii) a payment of RMB1,298.0 million (US$214.4 million) for the acquisition of platform and prepaid card distribution businesses from Shanda Interactive, and (iii) payments of RMB53.6 million (US$8.9 million) for the purchase of property, equipment and intangible assets. The cash used in investing activities was partially offset by (i) proceeds from disposal of short-term investments of RMB3,123.4 million (US$515.9 million), and (ii) a decrease of RMB1,734.8 million (US$286.6 million) in other receivables due from related parties as a result of a repayments received from the relevant parties.

In 2012, we had net cash used in investing activities of RMB943.1 million. This was primarily attributable to (i) an increase of RMB2,336.4 million in short-term investments and time deposits with maturity dates over one year, (ii) a net increase of RMB1,413.3 million in other receivables due from related parties mainly in the form of loans to companies under the common control by Shanda Interactive, and (iii) payments of RMB63.3 million for the purchase of property, equipment and intangible assets. The cash used in investing activities was partially offset by (i) proceeds from disposal of short-term investments of RMB2,927.8 million, and (ii) payments of RMB52.0 million for investments in PRC and overseas affiliated companies.

In 2011, we had net cash used in investing activities of RMB1,514.8 million. This was primarily attributable to (i) an increase of RMB1,414.6 million in short-term investments and time deposits with maturity dates over one year, (ii) an increase of RMB848.0 million in other receivables due from related parties mainly in the form of loans to companies under the common control by Shanda Interactive, and (iii) payments of RMB195.1 million for the purchase of property, equipment and intangible assets. The cash used in investing activities was partially offset by proceeds from disposal of short-term investments of RMB972.8 million.

Cash Flows Used in Financing Activities

In 2013, we had net cash used in financing activities of RMB2,765.0 million (US$456.7 million). This was primarily attributable to (i) payment of deferred consideration of RMB1,839.5 million (US$303.9 million) for acquisition of platform and prepaid card distribution businesses from Shanda Interactive, (ii) repayment of loans and settlement of related foreign currency forwards in the amount of RMB1,747.1 million (US$288.6 million), (iii) a decrease of RMB947.4 million (US$156.5 million) in other payables in the form of loans due to related parties, (iv) net distribution to Shanda Interactive of RMB341.4 million (US$56.4 million) due mainly to profit distributed by Shengzhan and Shengjing to Shanda Interactive’s affiliates prior to the closing of our acquisition of platform and prepaid card distribution businesses, and (v) payment for repurchase of ADSs in the amount of RMB64.1 million (US$10.6 million), partially offset by (i) proceeds from loans borrowed in the amount of RMB1,991.6 million (US$329.0 million), and (ii) cash contributions to Actoz by non-controlling shareholders of RMB194.8 million (US$32.2 million).

In 2012, we had net cash used in financing activities of RMB1,117.6 million. This was primarily attributable to (i) repayment of loans in the amount of RMB2,235.9 million, (ii) payment for cash dividends in the amount of RMB1,810.0 million, (iii) net distribution to Shanda Interactive of RMB619.3 million due mainly to profit distributed by Shengzhan and Shengjing to Shanda Interactive’s affiliates prior to the closing of our acquisition of platform and prepaid card distribution businesses, (iv) payment for repurchase of ADSs in the amount of RMB255.4 million, and (v) a decrease of RMB137.6 million in other payables due to repayment of loans to related parties, partially offset by (i) proceeds from loans borrowed in the amount of RMB3,034.5 million and (ii) proceeds in the amount of RMB926.0 million in other payables in the form of loans from related parties, including certain entrusted loans and bank borrowings as further described in Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive—Loans Outstanding.”

In 2011, we had net cash used in financing activities of RMB1,173.3 million. This was primarily attributable to (i) net distribution to Shanda Interactive of RMB1,012.8 million due mainly to profit distributed by Shengzhan and Shengjing to Shanda Interactive’s affiliates prior to the closing of our acquisition of platform and prepaid card distribution businesses, (ii) a decrease of RMB981.1 million in other payables due to repayment of loans to related parties, and (iii) payment for repurchase of ADSs in the amount of RMB186.3 million, partially offset by (i) proceeds from loans borrowed in the amount of RMB876.9 million and (ii) proceeds in the amount of RMB91.2 million in other payables in the form of loans from related parties, including certain entrusted loans and bank borrowings as further described in Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive—Loans Outstanding.”

In 2013, we had a working capital deficit of RMB674.0 million (US$111.3 million) due to the remaining portion of consideration payable for the acquisition of our platform and prepaid card distribution businesses, which we plan to finance through our internally generated cash from operations and additional bank loans. We believe that our existing cash and cash equivalents, cash flows from operations and short-term investments, as well as time deposits that we can recover prior to maturity, will be sufficient to meet the anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. We may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See Item 10.D. “Exchange Controls” for a discussion of impediments to capital flows in and out of China.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. See Item 4.B. “Business Overview—Our Game Development and Sourcing Model—Investment and Acquisition.”

Capital Expenditures

Our capital expenditures amounted to RMB195.1 million, RMB63.3 million and RMB53.6 million (US$8.9 million) in 2011, 2012 and 2013, respectively.

Our capital expenditures in 2011, 2012 and 2013 principally consisted of purchases of, or investments in, our online game network infrastructure, which we funded primarily from net cash flow from operations. We expect our capital expenditures in 2014 and 2015 to primarily consist of leasehold improvements and purchases of additional servers, computer software and equipment. In addition, we expect that our capital expenditures will increase in the future as our MMO game business continues to develop and expand and as we make technological improvements to our network infrastructure and purchase other intangible assets.

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

Our product development expenses were RMB755.4 million, RMB712.3 million and RMB714.1 million (US$118.0 million) in 2011, 2012 and 2013, respectively.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS

In 2013, we entered into several foreign currency forward contracts with certain domestic banks to manage foreign exchange rate exposure by fixing the exchange rates of U.S. dollar to Renminbi at the contract maturity dates. As of December 31, 2013, we included current liability of RMB2.4 million (US$0.4 million) in “other payables and accruals” with respect to these foreign currency forward contracts. We recognized an unrealized loss of RMB2.4 million (US$0.4 million) as other expense and a realized gain of RMB4.3 million (US$0.7 million) as other income in 2013.

As of December 31, 2013, we did not have any outstanding off-balance sheet guarantees or interest rate swap transactions. We do not engage in trading activities involving non-exchange traded contracts.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	More Than 3 Years
	(RMB in millions)
Operating lease obligations:
Office premises	201.7	54.4	93.6	53.7
Server leasing and maintenance fees	75.1	64.8	10.3	—
Total	276.8	119.2	103.9	53.7

As of December 31, 2013, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB192.9 million, RMB207.4 million and RMB 186.1 million (US$30.7 million) in 2011, 2012 and 2013, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2013, we had entered into maintenance contracts in relation to the servers we owned in the amount of RMB75.1 million (US$12.4 million).

As of December 31, 2013, capital commitments for the purchase of equipment and game licenses were RMB100.2 million (US$16.6 million).

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2014. The business address of each of our directors and executive officers is No. 1 Office Building, 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Tianqiao Chen(1)(2)	40	Chairman of the Board of Directors
Xiangdong Zhang(1)(2)	38	Director and Chief Executive Officer
Danian Chen(1)(2)	35	Director
Li Yao	40	Director
Andy Lin(3)	40	Independent Director
Heng Wing Chan(3)	67	Independent Director

Name	Age	Position
Yong Gui(3)	40	Independent Director
Tunghai Chien	42	President
Richard Wei	51	Chief Financial Officer

(1)	Member of the compensation committee.

(2)	Member of the corporate development and finance committee.

(3)	Member of the audit committee.

Tianqiao Chen has served as the chairman of our board of directors since August 2012. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen established Shanda Networking with Mr. Danian Chen in December 1999. Mr. Chen also serves as a member of the board of directors of Cloudary Corporation, and as an independent director of Shanghai Oriental Pearl (Group) Co., Ltd. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.

Xiangdong Zhang has served as our director since December 2012, our chief executive officer since August 2012 and our chief producer since April 2008. Before that, Mr. Zhang was our chief operating officer from September 2011 to August 2012. Mr. Zhang joined Shanda Interactive in 2001 and served in numerous capacities there, including as senior vice president, vice president, and director of the product management center. Prior to joining Shanda Interactive, Mr. Zhang served as the editor-in-chief of the game channel at China.com from 1999 to 2001 and worked at GAMEKING SOFT Co., Ltd. from 1997 to 1998. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry and an executive master of business administration degree from Fudan University.

Danian Chen has served as our director since June 2008. Mr. Danian Chen is one of the co-founders of Shanda Interactive. Mr. Danian Chen has served in various capacities at Shanda Interactive, mostly recently as the chief operating officer from 2008 to 2012. Mr. Chen is also a member of the board of directors of Shanda Interactive, a position which he has held since its inception in 1999 and Cloudary Corporation. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.

Li Yao has served as our director since March 2013. Mr. Yao has served as Shanda Interactive’s senior vice president and head of finance since June 2013 and as a director of Actoz since March 2013. Previously, Mr. Yao served as a vice president and the head of finance of Shanda Interactive from November 2007 to June 2013, as a director and the chief financial officer of Actoz from March 2008 to March 2012 and from March 2008 to July 2011, respectively, and as acting chief finance officer of Ku6 Media Co., Ltd. from October 2009 to September 2010. Prior to joining Shanda Interactive, Mr. Yao worked for over 11 years at KPMG. Mr. Yao obtained a bachelor’s degree in finance from Shanghai University and an executive master of business administration degree from Fudan University. Mr. Yao is a member of the Institute of Certified Public Accountants of the PRC.

Andy Lin has served as our director since May 2009. Mr. Lin currently serves as the chief executive officer of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator. Mr. Lin obtained a bachelor’s and a master’s degree in economics from Fudan University and a master of business administration degree from Harvard Business School.

Heng Wing Chan has served as our director since June 2009. Mr. Chan currently serves as a Senior Advisor to the Singapore Ministry of Foreign Affairs and is Singapore’s High Commissioner to the People’s Republic of Bangladesh, resident in Singapore. Mr. Chan also serves as an independent director of Banyan Tree Holdings, a resort development and management group, and Fraser and Neave, Limited, a food and beverage company, both of which are listed on the Singapore Stock Exchange. He was appointed Chairman of the Asia Center of the Milken Institute in September 2013. From 2008 to 2011, he was managing director of international relations for Temasek International Pte. Ltd. and was Temasek’s chief representative in China. Prior to that, he worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations, as Consul-General to Hong Kong, Ambassador to Thailand and Consul-General to Shanghai. Mr. Chan also served as the Press Secretary to Prime Minister Goh Chok Tong and head of the Media Division in the Singapore Ministry of Information and the Arts. Mr. Chan holds a bachelor’s and master’s degree in philosophy from the University of Singapore and a master’s degree from the Columbia Graduate School of Journalism.

Yong Gui has served as our director since June 2013. Mr. Gui is a deputy dean, professor and Ph.D. supervisor at Fudan University’s Department of Sociology. He also serves in various managerial and academic roles including council member, deputy director of the “Economic Sociology Special Committee,” council member of “Social Network and Social Capital Special Committee” of China Sociological Association, vice general secretary of Shanghai Sociology Association, and deputy director of the Shanghai Association of Young Talent for Societal Construction. Mr. Gui received his bachelor’s and master’s degree in Sociology and a doctoral degree in economics from Fudan University.

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

Richard Wei has served as our chief financial officer since April 2009. Prior to joining our company, Mr. Wei was the chief financial officer of Spreadtrum Communications, Inc., a leading provider of baseband processor solutions for the wireless communications market, from January 2007 to March 2009, Silicon Motion Technology Corporation, a leading provider of flash memory controllers, from April 2005 to January 2007, KongZhong, a wireless value added service provider, from February 2003 to April 2005, ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 to February 2004 and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 to July 2002. Mr. Wei was a research associate at the Harvard Business School from 1993 to 1994. He also served as a systems engineer at IBM from 1985 to 1991. Mr. Wei holds a bachelor’s degree in computer science from the Massachusetts Institute of Technology and a Master of Business Administration degree from Cornell University.

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

B. COMPENSATION

In 2013, the aggregate cash compensation paid to our directors and executive officers as a group was RMB9.7 million (US$1.6 million). We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

Equity Compensation Plans

In November 2008, in order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, our board of directors and our shareholders adopted our 2008 Equity Compensation Plan. Our 2008 Equity Compensation Plan, which was amended in September 2009 and in October 2010, provides for the issuance of up to 54,750,000 Class A ordinary shares.

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

On September 14, 2012, our board of directors approved the adjustment of the exercise price for all of our share options to US$1.835 per Class A ordinary share, representing the average closing price of our ADSs during the 15 consecutive trading days prior to September 14, 2012 divided by two.

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2008 Equity Compensation Plan as of March 31, 2014.

Name	Number of Class A Ordinary Shares to be Issued Upon Exercise of Options		Exercise Price per Class A Ordinary Share (in US$)	Date of Grant	Date of Expiration
Tianqiao Chen	—		—	—	—
Xiangdong Zhang	*		1.835	November 14, 2008	November 14, 2018
	*		1.835	September 14, 2012	September 14, 2022
Danian Chen	*	(1)	—	September 7, 2009	—
Grace Wu(2)	*	(1)	—	September 7, 2009	—
Li Yao	*	(1)	—	September 7, 2009	—
	*	(1)	—	September 14, 2012	—
Andy Lin	*	(1)	—	November 27, 2011	—
Heng Wing Chan	*	(1)	—	December 15, 2011	—
Guoxing Jiang(3)	—		—	—	—
Yong Gui	*	(1)	—	January 28,2014	—
Richard Wei	*		1.835	April 1, 2009	April 1, 2019
	*		2.215	August 15, 2013	August 15,2023
William Chen(4)	*		1.835	December 15, 2010	December 15, 2020
Tunghai Chien	*		1.835	April 20, 2009	April 20, 2019
	*		1.835	March 19, 2010	March 19, 2020
	*	(1)	—	September 1, 2010	—
	*		1.835	November 15, 2011	November 15, 2021
	*		1.835	September 14, 2012	September 14, 2022
	*		1.515	March 22, 2013	March 22, 2023
Qing Zhang(5)	*	(1)	—	September 7, 2009	—

Name	Number of Class A Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Class A Ordinary Share (in US$)	Date of Grant	Date of Expiration
	*	1.835	August 1, 2011	August 1, 2021

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

(1)	Restricted shares.

(2)	Grace Wu resigned as our director in March 2013.

(3)	Guoxing Jiang resigned as our director in June 2013.

(4)	William Chen resigned as our chief technology officer in February 2013.

(5)	Qing Zhang resigned as our general counsel in October 2013.

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

Our board has determined that three members of our board of directors, namely Andy Lin, Heng Wing Chan and Yong Gui are “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate development and finance committee.

Audit Committee. Our audit committee currently consists of Andy Lin, Heng Wing Chan and Yong Gui, who are our independent directors. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Section 10A (m)(3) of the Exchange Act. In addition, our board of directors has determined that Andy Lin qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Listing Rules.

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

Our corporate development and finance committee is responsible for, among other things:

•	reviewing and approving any proposed issues of debt including public and private debt, credit facilities with banks and others, and other credit arrangements such as capital and operating leases; and

•	reviewing and approving any contract between us and Shanda Interactive or any affiliate of Shanda Interactive.

D. EMPLOYEES

As of March 31, 2014, we had 3,133 full-time employees. The following table sets forth the number of our employees by function as of March 31, 2014.

	Number of Employees	Percentage of Total
Product development(1)	1,681	53.7%
Sales and marketing	219	7.0%
General and administration	298	9.5%
Technical support and customer service	935	29.8%
Total	3,133	100.0%

(1)	Includes game development personnel.

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

E. SHARE OWNERSHIP

See Item 7.A.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares, as of March 31, 2014:

•	each person known to us to beneficially own 5% or more of each class of our ordinary shares; and

•	each of our directors and executive officers.

Beneficial ownership includes voting or investment power with respect to the securities. Percentage of beneficial ownership is based on (i) 156,748,668 Class A ordinary shares, including Class A ordinary shares represented by our ADSs, (ii) 380,127,724 Class B ordinary shares and (iii) a total of 536,876,392 ordinary shares outstanding as of March 31, 2014.

	Beneficially Owned
Name	Number	Percentage of Class A Ordinary Shares	Percentage of Class B Ordinary Shares	Percentage of Total Voting Power
Shanda Interactive(1)	380,127,724	—	100%	96.0%
Mage Capital Limited(2)	28,959,276	18.5%	—	0.7%
GIC Private Limited(3)	20,880,132	13.3%	—	0.5%
Government of Singapore(3)	16,248,624	10.4%	—	0.4%
Investec Asset Management Limited(4)	13,215,388	8.4%	—	0.3%
GLG Partners LP(5)	7,898,902	5.0%	—	0.2%
Tianqiao Chen	—	—	—	—
Xiangdong Zhang	*	*	—	*
Danian Chen	*	*	—	*
Li Yao	*	*	—	*
Andy Lin	*	*	—	*
Heng Wing Chan	—	—	—	—
Yong Gui	—	—	—	—
Tunghai Chien	*	*	—	*
Richard Wei	*	*	—	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

(1)	Consists of 380,127,724 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Shanda Interactive, which is in turn wholly owned by Premium Lead Company Limited. Shanda Interactive, Primavera, Perfect World and FountainVest are parties to a consortium agreement with respect to a proposed going-private transaction. See Item 4.A “History and Development of the Company” and Item 8.B. “Significant Changes—Proposed Going-Private Transaction.”

(2)	According to the amendment to the Schedule 13D filed with the SEC on April 22, 2014, as of April 18, 2014, Mage Capital Limited beneficially owned 28,959,276 of our Class A ordinary shares. Mage Capital Limited is a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, a company incorporated in the British Virgin Islands, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P., or Fund I, a limited partnership organized under the laws of the Cayman Islands. Primavera Capital (Cayman) GP1 L.P., or GP1 L.P., a limited partnership organized under the laws of the Cayman Islands, is the sole general partner of Fund I. Primavera (Cayman) GP1 Ltd, or GP1 Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands, is the sole general partner of GP1 L.P. The directors and officers of GP1 Ltd are Mr. Fred Zuliu Hu and Mr. Richard Ruffer. According to the amendments to Schedule 13D filed with the SEC on or prior to April 22, 2014, Mage Capital Limited owned 18.5% and none of our Class A ordinary shares as of February 17, 2014 and January 27, 2014, respectively. We do not have further information with respect to any changes in Mage Capital Limited’s beneficial ownership of our shares subsequent to April 18, 2014. Shanda Interactive, Primavera, Perfect World and FountainVest are parties to a consortium agreement with respect to a proposed going-private transaction. See Item 4.A “History and Development of the Company” and Item 8.B. “Significant Changes—Proposed Going-Private Transaction.”

(3)	According to the amendment to the Schedule 13G filed with the SEC on February 13, 2014, as of December 31, 2013, GIC Private Limited (formerly known as Government of Singapore Investment Corporation Pte Ltd) beneficially owned 10,440,066 of our ADSs, representing 20,880,132 of our Class A ordinary shares, and shares the power to vote and power to dispose of 8,124,312 of our ADSs, representing 16,248,624 of our Class A ordinary shares, with the Government of Singapore. According to the amendments to Schedule 13G filed with the SEC on or prior to February 13, 2014, GIC Private Limited and Government of Singapore beneficially owned 15.5% and 12.4% of our Class A ordinary shares, respectively, as of December 31, 2012, 12.6% and 10.1% of our Class A ordinary shares, respectively, as of December 31, 2011, and 10.3% and 7.9% of our Class A ordinary shares, respectively, as of May 14, 2011. We do not have further information with respect to any changes in their respective beneficial ownership of our shares subsequent to December 31, 2013.

(4)	According to the Schedule 13G filed with the SEC on February 9, 2012, Investec Asset Management Limited beneficially owned 6,607,694 of our ADSs, representing 13,215,388 of our Class A ordinary shares, as of December 31, 2011. We do not have further information with respect to any changes in Investec Asset Management Limited’s beneficial ownership of our shares subsequent to December 31, 2011.

(5)	According to the Schedule 13G filed with the SEC on April 17, 2014, GLG Partners LP, which serves as the investment manager of certain funds and managed accounts, may be deemed to beneficially own 3,949,451 of our ADSs, representing 7,898,902 of our Class A ordinary shares, as of April 15, 2014. GLG Partners LP exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. GLG Partners Limited, as the general partner of GLG Partners LP, may be deemed to beneficially own 3,949,451 of our ADSs, representing 7,898,902 of our Class A ordinary shares, as of April 15, 2014. Each of GLG Partners LP, GLG Inc. and GLG Partners Limited disclaimed their ownership in these Class A ordinary shares. We do not have further information with respect to any changes in their respective beneficial ownership of our shares subsequent to April 15, 2014.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. JPMorgan Chase Bank, or JPMorgan, the depositary of our ADSs, has advised us that as of December 31, 2013, of the 536,608,446 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 11.5% of our ordinary shares, were in the form of ADSs. Most of ADSs were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants and one other ADS registered holder. We reserve a small percentage of ADSs in connection with our stock option plan. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

B. RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Shareholders

To comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our online game business through our VIEs, which we control through a series of contractual arrangements between our PRC subsidiaries and our VIEs and their shareholders. In August 2013, we acquired Shengzhan and Shengjing from Shanda Interactive. See “—Acquisition of Platform and Prepaid Card Distribution Businesses.” In connection with the acquisition, and to comply with PRC laws restricting foreign ownership in China, we entered into a series of contractual arrangements among Shengqu, Shengzhan, Shengjing and their shareholders, including exclusive consulting and service agreements, share pledge agreements, exclusive share option agreements and shareholder voting proxy agreements for Shengzhan and Shengjing, and a loan agreement for Shengzhan, and these agreements have allowed us to control Shengzhan and Shengjing. According to our PRC counsel, Global Law Office, the contractual agreements with our VIEs are valid, binding and enforceable under the current laws and regulations of China.

The following is a summary of each of the contractual arrangements with our VIEs.

•	Loan Agreements. Our PRC subsidiaries entered into loan agreements with each shareholder of our relevant VIEs. Under these loan agreements, the PRC subsidiaries granted an interest-free loan to each shareholder of our VIEs solely for their capital contributions to our VIEs. The loans have an unspecified term and shall become payable when the PRC subsidiaries request repayment at any time. The shareholders of our VIEs may not prepay all or any part of the loans without the relevant PRC subsidiaries’ prior written request.

•	Equity Disposition Agreements. Our VIEs and their shareholders entered into equity disposition agreements with the relevant PRC subsidiaries. Pursuant to such agreements, the PRC subsidiaries and any third party designated by them have the exclusive right to purchase from the shareholders of our VIEs all or any part of their equity interests in our relevant VIE at a purchase price equal to amount of the registered capital of our VIE or the lowest price permissible by the then-applicable PRC laws and regulations. The PRC subsidiaries may exercise such right at any time during the term of the agreement until it has acquired all equity interests of our relevant VIE, subject to applicable PRC laws. Moreover, under the equity disposition agreement, neither our VIEs nor their shareholders may take actions that could materially affect our VIEs’ assets, liabilities, operation, equity and other legal rights without the prior written approval of the relevant PRC subsidiary, including, without limitation, declaration and distribution of dividend and profit; sale, assignment, mortgage or disposition of, or encumbrances on, our VIEs’ equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; and entering into other material contracts. The agreement is for an initial term of 20 years, with the earliest expiration date being July 1, 2028, and renewable upon the PRC subsidiary’s request. For Shengzhan and Shengjing, the exclusive share option agreement for will expire after all the options under such agreements have been exercised.

•	Business Operation Agreements. Our PRC subsidiaries entered into business operation agreements with our relevant VIEs and their shareholders. Under such agreements, the PRC subsidiaries have the right to nominate the directors of the relevant VIE’s board, designate general manager, financial controller and other senior management of the relevant VIE. In addition, our VIEs may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of the relevant PRC subsidiary. Such transaction include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than agreed amount; declaration of dividends or profit distribution; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under the agreement to a third party. These agreements have an initial term of 20 years, with the earliest expiration date being July 1, 2028, and are renewable upon the relevant PRC subsidiary’s request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE and to each of their shareholders. Neither our VIEs nor any of their shareholders may terminate the agreement prior to its expiration date.

•	Exclusive Consulting and Service Agreements. Our PRC subsidiaries and our VIEs entered into exclusive consulting and service agreements. Under these agreements, our VIEs and their subsidiaries agreed to engage the relevant PRC subsidiary as their exclusive provider of technology consulting and services. Unless otherwise agreed among the parties, our VIEs will pay to the relevant PRC subsidiary service and consulting fees taking into account the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. The PRC subsidiaries will exclusively own any intellectual property arising from the performance of this agreement. These agreements have an initial term of 20 years, with the earliest expiration date being July 1, 2028, and are renewable upon the relevant PRC subsidiary’s request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE. Our VIEs may not terminate such agreement prior to its expiration date. For Shengzhan and Shengjing, the exclusive consulting and service agreements will be valid for one year and Shengqu has an unlimited option to extend such agreements for successive one-year periods.

•	Equity Pledge Agreements. The shareholders of our VIEs entered into share pledge agreements with the relevant PRC subsidiaries. Under the share pledge agreements, the shareholders of our VIEs pledged all of their equity interests in our VIEs to the relevant PRC subsidiaries as collateral for all of their payments due to the PRC subsidiaries and to secure performance of all obligations of our VIEs and their shareholders under the above loan agreements, equity disposition agreements, exclusive consulting and service agreements and the business operation agreements. The pledge shall remain effective until all obligations under such agreements have been fully performed. Our VIEs are prohibited from declaring any dividend or making any profit distribution during the term of the pledge. Without the relevant PRC subsidiary’s prior written consent, no shareholder of our VIEs may transfer any equity interests in our VIEs. If any event of default as provided for therein occurs, the relevant PRC subsidiary, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements. These equity pledges have been duly filed with the competent local branch of the State Administration of Industry and Commerce.

•	Power of Attorney (or Proxy). Each shareholder of our VIEs executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on behalf of such shareholder on all matters pertaining to our VIEs and to exercise all of the rights as a shareholder of our VIEs, including the right to attend shareholders meetings, to exercise voting rights, and to appoint directors, a general manager, financial controller and other senior management of our VIEs. The power of attorney (or proxy) is irrevocable and continually valid as long as the principal is the shareholder of our relevant VIE.

In April 2013, we terminated the share entrustment agreement among the shareholders of our VIEs and the relevant PRC subsidiaries, which had been part of our contractual arrangements, based on advice from Global Law Office, our PRC counsel, that other agreements are sufficient to give us effective control of our VIEs.

Acquisition of Platform and Prepaid Card Distribution Businesses

Before August 2013, we relied on Shengzhan and Shengjing for platform services and prepaid card distribution services, and pay them service fees for services including online billing, user authentication, customer service, anti-fatigue compliance, data support services, and prepaid card marketing and distribution. Both Shengzhan and Shengjing were entities under the common control of Shanda Interactive. In July 2013, we entered into a transaction framework agreement and a series of ancillary agreements to acquire Shengzhan and Shengjing from Shanda Interactive, and completed the acquisition in August 2013. The aggregate consideration for the transaction was US$812.7 million, subject to closing adjustments and payable in a combination of cash, deferred payments and settlement of an outstanding loan receivable from Shanda Interactive. In addition, as a part of the reorganization, Shengqu entered into various VIE agreements with Shengzhan and Shengjing. See “—Contractual Arrangements with Our VIEs and Their Shareholders.” As of December 31, 2013, the remaining consideration payable for this acquisition was RMB867.5 million (US$143.3 million). In April 2014, we paid an additional US$89.0 million to Shanda Interactive, with the balance of the consideration in the amount of RMB328.7 (US$54.3 million) as of the date of filing this annual report on Form 20-F.

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

Amended and Restated Non-Compete Agreement

Under the amended and restated non-compete agreement between Shanda Interactive and Shanda Games, Shanda Interactive has agreed, for a period of five years commencing July 1, 2013, not to engage in the online game and mobile game business, which refers to the sourcing, development, operation and licensing of online games and mobile games and related intellectual property rights and activities incidental to such business, anywhere in the world, except that (i) certain of Shanda Interactive’s subsidiaries may continue to engage in third party billing, payment and related services, (ii) Shanda Interactive may hold or acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game and mobile game business; (iii) Shanda Interactive may make minority, passive or venture capital investments by its private equity and venture capital funds; and (iv) Shanda Interactive may operate virtual communities with certain online game features provided that such features do not constitute the core business model of such community. In addition, the agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game and mobile game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%.

Furthermore, Shanda Interactive has agreed, for a period of five years commencing July 1, 2013, not to solicit any customer, supplier or any other third party having any business relationship with us or any of our employees.

Sales Agency Agreement

Pursuant to a sales agency agreement, from July 1, 2008 to May 1, 2011, we engaged Shengfutong as the sales agent for the distribution of prepaid cards which are required to purchase virtual items or time units in our MMO games. On May 1, 2011, we terminated the sales agency agreement with Shengfutong.

Domain Names and Trademarks License Agreement

Pursuant to the domain names and trademarks license agreement between Shanda Computer and Shengqu, Shanda Computer licenses to Shengqu on a nonexclusive, nontransferable and royalty-free basis, certain domain names and trademarks, including “Shanda.”

Lease of Office Facilities

We lease our office space of approximately 19,500 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203 and No. 1, Lane 666 Zhangheng Road, Pudong New Area, Shanghai 201204, from a company under the common control of Shanda Interactive. We incurred rental expense of RMB18.5 million (US$3.1 million) in 2013.

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

•	In October and November 2010, we extended certain unsecured Renminbi-denominated loans with an aggregate principal amount of RMB503.0 million (US$80.7 million) to a company under the common control of Shanda Interactive. These loans were originally due in September 2011 and their terms have been extended successively to June 2013. The interest rates on these loans for both the initial and the renewed terms were 5.68% per year, which were higher than the prevailing one-year deposit rate set by the PBOC when the loans were originated and renewed, respectively. These loans were repaid in September 2013.

•	In February 2011, we extended an unsecured Renminbi-denominated entrusted loan of RMB20.0 million (US$3.2 million) to a company under the common control of Shanda Interactive. This loan was originally due in August 2011 and its term has been extended successively to February 2013. The interest rates on this loan were 6.71% per year, which were higher than the prevailing one-year deposit rate set by the PBOC when the loan was originated and renewed, respectively. This loan was repaid in full in January 2013.

•	In August 2011, we extended certain unsecured Renminbi-denominated entrusted loans with an aggregate principal amount of RMB300.0 million (US$48.2 million) to a company under the common control of Shanda Interactive. These loans were originally due in August 2012 and their terms have been extended to August 2013. The interest rates on these loans for the initial and the renewed terms were 5.93% and 5.40% per year, respectively, which were higher than the prevailing one-year deposit rate set by the PBOC when the loans were originated and renewed, respectively. These loans were repaid in full in August 2013 upon maturity.

•	In February 2012, we extended an unsecured Renminbi-denominated entrusted loan of RMB115.0 million (US$18.5 million) to a company under the common control of Shanda Interactive. This loan was originally due in February 2013 and its term has been extended to February 2014. The interest rates on this loan for the initial and the renewed terms were 5.93% and 5.43% per year, respectively, which were higher than the prevailing one-year deposit rate set by the PBOC when the loan was originated and renewed, respectively. This loan was prepaid in full in August 2013.

Acquisition of platform and prepaid card distribution businesses. Prior to the closing of the acquisition of platform and prepaid card distribution businesses, Shengzhan and Shengjing had various intra-group loans with other entities under the common control of Shanda Interactive. As of December 31, 2011 and 2012, Shengzhan and Shengjing extended an aggregate net amount of RMB417.4 million and RMB821.7 million, respectively, to such affiliated entities. Substantially all of these intra-group loans were settled as part of the acquisition, and the amount outstanding as of December 31, 2013 was RMB25 million (US$4.1 million), which represents an interest-free loan from Shengjing to Shengfutong.

Borrowings and lendings related to Shanda Interactive’s privatization. In connection with Shanda Interactive’s privatization in February 2012, we engaged in a series of closely linked third-party and related-party borrowing and lending transactions. These transactions were motivated primarily by Shanda Interactive’s needs for funds in U.S. dollars, its excess Renminbi-denominated cash resources, and our access to both Renminbi-denominated and U.S. dollar-denominated cash resources and funding sources. The key actions taken were as follows:

•	In February 2012, we borrowed, in the form of unsecured entrusted Renminbi-denominated loans, an aggregate principal amount of RMB926.0 million (US$148.6 million) from a company under the common control of Shanda Interactive. These Renminbi-denominated loans carry an interest rate of 3% per year. Concurrently, we provided U.S. dollar-denominated loans to Shanda Interactive with an aggregate amount of US$160.0 million (RMB1,005.7 million). The interest rate on these U.S. dollar-denominated loans is 3% per year. All of these borrowings were originally due in February 2013 and the terms were later extended to February 2014. These borrowings were repaid in full in August 2013.

•	In order to bridge the loans described above and obtain the U.S. dollar funds necessary to lend to Shanda Interactive, we borrowed US$156.0 million (equivalent to RMB980.5 million) from China Minsheng Bank at an interest rate of 6% per year, by pledging certain Renminbi-denominated short term investments with China Minsheng Bank in an aggregate amount of RMB983.8 million, which earned interest at rates ranging from 5.46% to 6.94% per year, as collateral. Such short term investments were financed primarily with the proceeds from the RMB926.0 million entrusted loans described above. The interest rates on the China Minsheng Bank loan and the collateral were structured with an aim to cancel out the related interest income and expenses. This borrowing was repaid in February 2013 in U.S. dollar with funds from conversion of Renminbi and the pledge was released.

With respect to the above transactions relating to Shanda Interactive’s privatization, our interest income was RMB79.9 million and our interest expense was RMB78.7 million, resulting in net interest income of RMB1.2 million in 2012, and our interest income was RMB26.5 million (US$4.4 million) and our interest expense was RMB24.9 million (US$4.1 million), resulting in net interest income of RMB1.6 million (US$0.3 million) in 2013.

We generated net income for loans to and from Shanda Interactive and companies under its common control, reflecting both the loans to the related parties and the borrowings and lendings related to Shanda Interactive’s privatization. With respect to these loans and transactions, our interest income was RMB83.7 million and our interest expense was RMB26.8 million, resulting in net interest income of RMB56.9 million in 2012, and our interest income was RMB48.6 million (US$8.0 million) and our interest expense was RMB28.8 million (US$4.8 million), resulting in net interest income of RMB19.8 million (US$3.3 million) in 2013.

Payment of Dividend

See Item 8.A. “Consolidated Statements and Other Financial Information—Dividend Policy.”

Other Related Party Transactions

Game License Agreement. On November 26, 2008, we entered into an agreement with Actoz to extend the term of our exclusive license to operate Mir II in China for up to eight years commencing from September 28, 2009. Shanda Games owned approximately 51.2% of the outstanding stock of Actoz as of December 31, 2013.

Sale of Equity Interest in Mochi Media. In March 2012, we sold Mochi Media, a platform for distributing and monetizing browser-based mini casual games, for an appraised value of US$60 million to Shanda Online, a company under the common control of Shanda Interactive, in a stock-for-stock transaction. We received 6.24% of the equity interest in Shanda Online as consideration.

Sale of Equity Interest in Eyedentity. In October 2012, we sold an 20.5% equity interest in Eyedentity, our wholly owned subsidiary at the time incorporated in South Korea, to Actoz, which is our majority-owned subsidiary incorporated in South Korea publicly listed on the Korea Exchange.

Shengzixin Fund. In August 2012, Tianjin Youji, one of our VIEs, committed to invest, as a limited partner, up to RMB500 million (US$80.3 million) in Shengzixin Fund, which is managed by a company under the common control of Shanda Interactive. Tianjin Youji contributed RMB250.0 million (US$40.1 million) to Shengzixin Fund in 2012. In November 2013, Tianjin Youji retired from the partnership and withdrew all of its investments of RMB250.0 million (US$40.1 million) from Shengzixin Fund.

Actoz Rights Offering. In June 2013, through a rights offering, Actoz issued 1,900,000 common shares at a price of KRW40,150 per share and raised KRW76,285 million (US$69.0 million) in proceeds. We fully participated in this offering and subscribed for 991,237 common shares of Actoz.

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

On November 8, 2010, a former shareholder of Chengdu Simo Technology Co., Ltd., or Chengdu Simo, filed a claim with the Sichuan Superior People’s Court, or the Sichuan Court, against Shanghai Shulong Technology Co., Ltd., or Shanghai Shulong, alleging that Shanghai Shulong had failed to pay RMB48.8 million non-contingent consideration in connection with the purchase of all of the outstanding shares of Chengdu Simo by Shanghai Shulong. This amount represents the final payment amount to be paid by Shanghai Shulong to the shareholder upon the achievement of certain milestones by Chengdu Simo relating to its game “Qi Xia Tian Xia.” The shareholder claimed RMB48.8 million plus accrued interest. Shanghai Shulong does not believe that the milestone has been achieved yet. On September 13, 2011, Shanghai Shulong filed a claim with Shanghai No.1 Intermediate People’s Court, or Shanghai Intermediate Court, against the former shareholder of Chengdu Simo, alleging that the former shareholder had failed to perform the obligations under the relevant share purchase agreement. The case at Sichuan Court was subsequently removed and joined at Shanghai Intermediate Court. On May 9, 2013, the Shanghai Intermediate Court determined that Shanghai Shulong should pay the former shareholder of Chengdu Simo for the acquisition-related consideration of RMB48.8 million plus accrued interest, and at the same time, the former shareholder of Chengdu Simo should compensate Shanghai Shulong RMB70.0 million for breach of the share purchase agreement. On appeal, the Shanghai Higher People’s Court affirmed these judgments in September 2013. Therefore, we recorded a net gain of RMB59.9 million (US$9.9 million), representing RMB70.0 million gain less RMB10.1 million of accrued interest payable by us, as other income. The net amount is RMB11.1 million (US$1.8 million), representing RMB70.0 million gain, less the previously recorded acquisition consideration of RMB48.8 million and the RMB10.1 million accrued interest payable by us. This net amount was recorded as prepayments and other current assets on our balance sheet as of December 31, 2013. See Note 26 to our consolidated financial statement included elsewhere in this annual report. We subsequently settled this net amount with the former shareholder of Chengdu Simo.

Other than as set forth above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

In November 2011, our board of directors declared a cash dividend in the aggregate amount of approximately US$289.4 million payable to holders of our Class A and Class B ordinary shares. As of December 31, 2013, US$287.9 million was paid to our shareholders, with the remaining amount payable to holders of unvested restricted shares upon vesting.

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

B. SIGNIFICANT CHANGES

Proposed Going-Private Transaction

On January 27, 2014, our board of directors received a preliminary non-binding proposal letter from Shanda Interactive and Primavera to acquire all of our outstanding Class A and Class B ordinary shares in a going-private transaction for US$6.90 per ADS, or US$3.45 per ordinary share, in cash, subject to certain conditions. On January 27, 2014, Primavera entered into a share purchase agreement to acquire 28,959,276 Class A ordinary shares at US$2.7625 per share from Shanda Interactive, and completed the transfer of these Class A ordinary shares on February 17, 2014. On April 18, 2014, Perfect World, another online game developer and operator in China, entered into a share purchase agreement to acquire a total of 30,326,005 of our Class A ordinary shares at US$3.2975 per share from Shanda Interactive, and expected to complete the transfer of these Class A ordinary shares within 30 days after April 18, 2014. Perfect World also entered into an adherence agreement on April 18, 2014 to become a party to a consortium agreement dated as of January 27, 2014 between Shanda Interactive and Primavera and to participate in the proposed going-private transaction as a new member of the consortium formed under the consortium agreement. In addition, FountainVest entered into an adherence agreement on April 25, 2014 and became a member of the consortium. See Item 4.A “History and Development of the Company.”

Refinancing and Prepayment of Certain Credit Facilities

On March 17, 2014, Shanda Games (HK) entered into a syndicated credit facility arranged by the Shanghai Commercial & Savings Bank, Ltd., the Bank of Taiwan, Mega International Commercial Bank and Taiwan Cooperative Bank in the aggregate principal amount of US$117.0 million. The facility is used to refinance two short-term loans in the aggregate amount of US$62.0 million and a two-year loan in the amount of US$55.0 million borrowed from the Shanghai Commercial & Savings Bank, Ltd. and the Bank of Taiwan in connection with the financing of the acquisition of platform and prepaid card distribution services. The syndicated credit facility has a term of two years from the date of withdrawal and a fixed interest rate of 2.75% per annum and is collateralized by a pledge of RMB723.0 million as time deposits with maturity of over two years. We have drawn down the entire credit facility in March 2014 and prepaid the relevant credit facilities in March 2014.

In addition, in April 2014, we have prepaid several loans originally due in December 2014 in the aggregate amount of US$111.3 million, including (i) a US$40.1 million loan from Industrial and Commercial Bank of China, (ii) a US$ 43.0 million loan from China Merchants Bank, and (iii) a US$28.2 million loan from Bank of China. We waived certain interest income from the short-term investment and time deposits that served as collateral to these loans and recognized certain unamortized bank charges.

Exercise Price Adjustment for Certain Options

In January 2014, our compensation committee approved the adjustment of the exercise price for the share options held by certain officers and employees. The new exercise price for these options is US$2.206 per Class A ordinary share, representing the average closing price of the ADSs during the 15 consecutive trading days prior to January 3, 2014 divided by two.

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “GAME.” Trading in our ADSs commenced on September 25, 2009.

The following table provides the high and low reported market prices for our ADSs on the NASDAQ Global Select Market for (1) the four most recent financial years, (2) each quarter in the two most recent fiscal years and the most recent quarter and (3) each of the most recent six months. On April 25, 2014, the last reported closing price for our ADSs was US$6.62 per ADS.

	Market Price (US$)
	High	Low
Yearly high and lows:
Year 2009 (from September 25, 2009)	13.00	8.76
Year 2010	10.95	4.99
Year 2011	7.70	3.46
Year 2012	5.92	2.71
Year 2013	6.25	2.74
Quarterly highs and lows:
First quarter 2012	5.39	3.46
Second quarter 2012	5.92	3.77
Third quarter 2012	4.05	3.16
Fourth quarter 2012	3.84	2.71
First quarter 2013	3.32	2.88
Second quarter 2013	4.12	2.74
Third quarter 2013	6.25	3.82
Fourth quarter 2013	4.79	3.97
First quarter 2014	6.77	4.22
Monthly highs and lows:
October 2013	4.79	3.98
November 2013	4.42	4.02
December 2013	4.63	3.97
January 2014	6.50	4.22
February 2014	6.77	6.40
March 2014	6.69	6.48
April 2014 (through April 25, 2014)	6.71	6.48

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

C. MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company,” Item 7.B. “Related Party Transactions,” and elsewhere in this annual report.

D. EXCHANGE CONTROLS

Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Korean Won. Fluctuations in exchange rates, particularly those involving the U.S. dollar and the Korean Won, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the PBOC publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. As of December 31, 2013, the exchange rate of the U.S. dollar to Renminbi was 1:6.0537, which reflects an appreciation of the Renminbi against the U.S. dollar by approximately 36.7% since the modification of the exchange rate system in July 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations. For more information about foreign exchange control and other foreign exchange regulations in China, see Item 3.D. “Risk Factors—Risks Relating to the Countries in Which We Operate—Restrictions on currency exchange may limit our ability to utilize our capital effectively.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable to instruments executed in, brought to, or produced before a court of the Cayman Islands. Other than a treaty with the United Kingdom, the Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own Class A ordinary shares or ADSs. This discussion applies only to a U.S. Holder that owns Class A ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class A ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of the Class A ordinary shares or ADSs.

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

U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A ordinary shares or ADSs in their particular circumstances.

Passive Foreign Investment Company Rules. It is not clear whether we were a PFIC for taxable year 2013. That determination is subject to uncertainty both because it is not clear how the contractual arrangements between our PRC subsidiaries and our VIEs will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain of our assets and income for purposes of the PFIC rules. The determination of whether we are a PFIC is based on the character of our income and assets and the value of our assets from time to time and is made annually after the end of each taxable year. The value of our assets may be based in part on the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our VIEs and the characterization of certain components of our revenue, we cannot assure you that we will not be a PFIC for any taxable year.

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

If you are a Non-Electing U.S. Holder, you will be subject to the default PFIC rules described in the paragraph immediately below with respect to:

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

If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares or ADSs, such U.S. Holder will generally be required to file IRS form 8621 (or any successor form) with their annual U.S. federal income tax returns, subject to certain exceptions.

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

The amount of any dividend paid on our Class A ordinary shares or ADSs generally will be treated as foreign-source income to U.S. Holders for foreign tax credit purposes and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the Depositary’s receipt, of the dividend. As described in “Taxation—PRC Taxation—PRC taxation of our overseas shareholders,” if we were deemed to be a tax resident enterprise under PRC tax law, dividends paid with respect to our Class A ordinary shares or ADSs could be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends at a rate not exceeding any applicable treaty rate would be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

As described in “Taxation—PRC Taxation—PRC taxation of us and our corporate group,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our Class A ordinary shares or ADSs may be subject to PRC tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC tax on dispositions in their particular circumstances.

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

Certain U.S. Holders who are individuals may be required to report information relating to securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on their reporting obligations.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturities of over three months and PRC government and PRC corporate bonds. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest earning instruments in 2013, a 10% change in the interest rate would result in an increase or decrease of RMB 12.3 million (US$ 2.0 million) of our total amount of interest income in 2013.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollar and Korean Won. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC subsidiaries and VIEs. Based on the amount of our cash and cash equivalents as of December 31, 2013, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB17.5 million (US$2.9 million) of our total amount of cash and cash equivalents.

In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. In the second quarter of 2013, we entered into several foreign currency forward contracts with certain domestic banks by fixing the exchange rates of U.S. dollars to Renminbi at the contract maturity dates. As of December 31, 2013, the total notional value amounted to US$113.3 million with a weighted average forward exchange rate of US$1.00 to RMB6.15. While we may decide to enter into other hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. See Item 10.D. “Exchange Controls.”

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

JPMorgan, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program, subject to a limit based upon the amount of fees collected by JPMorgan from ADR holders. In 2013, the depositary reimbursed US$0.8 million to us.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable.

E. USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management, including our chief executive officer and our chief financial officer, has concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013, using the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report appearing on pages F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

In 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2012	2013
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	14,613	14,616	2,414

(1)	Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our consolidated subsidiaries and affiliated companies.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In June 2012, our board of directors approved a share repurchase program (the “2012 Share Repurchase Program”) authorizing us to repurchase up to US$100 million worth of our outstanding ADSs from time to time during the next 12 months. We concluded this share repurchase program in May 2013, under which we had repurchased a total of approximately 14.4 million ADSs for an aggregate consideration of US$50.3 million from the open market.

In May 2013, our board of directors approved another share repurchase program (the “2013 Share Repurchase Program”) authorizing us to repurchase up to US$100 million worth of our outstanding ADSs from time to time during the next 12 months. As of December 31, 2013, we had not repurchased any ADSs from the open market under this program.

The table below sets forth the details of our purchases of our own equity securities under the 2012 Share Repurchase Program in 2013.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS in US$(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Maximum Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Plan
January 2013 (January 28 to January 30)	84,570	3.00	84,570	59,665,465
February 2013 (February 4 to February 25)	389,678	3.00	474,248	58,497,014
March 2013 (March 1 to March 28)	837,255	2.98	1,311,503	55,999,553
April 2013 (April 1 to April 30)	1,575,580	2.93	2,887,083	51,383,216
May 2013 (May 1 to May 23)	548,452	2.98	3,435,535	49,748,167

(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITS

Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Shanda Games Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 30, 2009).

2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

2.2	Specimen of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

4.1	Amended and Restated 2008 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.4	Master Separation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated July 1, 2008 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

Number	Description

4.5	English translation of Amended and Restated Cooperation Agreement among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.6	English translation of Domain Names and Trademarks License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.7*	The Amended and Restated Non-Compete and Non-Solicitation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated July 1, 2013.

4.8	English translation of Amended and Restated Sales Agency Agreement among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Development Co., Ltd. and Shanghai Shulong Computer Technology Development Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.9	English translation of Framework Agreement on Disposition of Shanda Point Cards Inventories among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Development Co., Ltd., Hangzhou Bianfeng Networking Technology Co., Ltd., Shanghai Shulong Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.10	Share Entrustment Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.11	English translation of Share Pledge Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.12	English translation of Power of Attorney to Business Operating Agreement executed by Dongxu Wang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.13	English translation of Power of Attorney to Business Operating Agreement executed by Yingfeng Zhang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.14	English translation of Share Disposition Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

Number	Description

4.15	English translation of Business Operation Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.16	English translation of Exclusive Consulting and Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.17	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated July 1, 2008 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.18	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.19	Mir II License Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong New Area Imp. & Exp. Corp. dated June 29, 2001 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.20	Mir II Amendment Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd., and Shanghai Pudong Imp. & Exp. Co., Ltd. dated August 19, 2003 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.21	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Networking Co., Ltd. and Shanghai Pudong Imp. & Exp. Co., Ltd. dated September 22, 2005 (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.22	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong IMP & EXP Co., Ltd. dated November 26, 2008 (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.23	Assignment Agreement of Mir II among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.24	Sale and Purchase Agreement between Shanda Games International (Pte) Ltd., all of the shareholders of Eyedentity Games, Inc., and Eun Sang Lee, as the seller’s representative, dated as of September 7, 2010 (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 25, 2011).

Number	Description

4.25	English translation of the Cooperation Agreement between Shanda Online and Shanda Games among Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010 (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.26	English translation of Supplement to the Cooperation Agreement between Shanda Online and Shanda Games among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010 (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.27	English translation of Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of May 1, 2011 (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.28	English translation of Supplement Agreement to Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of December 30, 2011 (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.29	Facility Agreement for Shanda Online International (HK) Limited, Shanda Games Technology (HK) Limited and Shanda Games Holdings (HK) Limited, as borrowers, arranged by China Minsheng Banking Corp., Ltd., Hong Kong Branch, as arranger and agent, with China Minsheng Banking Corp., Ltd., Hong Kong Branch, as account bank, dated as of February 8, 2012 (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.30	English translation of Entrusted Loan Agreements between China Merchant Bank Co., Ltd. and each of Lansha Information Technology (Shanghai) Co., Ltd., Shengji Information Technology (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated as of February 7, 2012 (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.31	English translation of Supplemental Agreement to the Entrusted Loan Agreements between China Merchant Bank Co., Ltd. and each of Lansha Information Technology (Shanghai) Co., Ltd., Shengji Information Technology (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated as of February 8, 2013 (incorporated by reference to Exhibit 4.31 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

Number	Description

4.32	Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited, dated as of February 8, 2012 (incorporated by reference to Exhibit 4.31 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.33	Supplemental Agreement to the Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited, dated as of February 8, 2013 (incorporated by reference to Exhibit 4.33 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

4.34	Stock Purchase Agreement between Shanda Games Limited and Shanda Online Entertainment Limited, dated as of March 31, 2012 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

4.35	Share Purchase Agreement between Shanda Games International Pte. Ltd. and Actoz Soft Co., Ltd., dated as of September 28, 2012 (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

4.36	English translation of Limited Partnership Agreement for Shanghai Shengzixin Equity Investment Fund (Limited Partnership) between Shanghai Dingguan Investment Management Co., Ltd. and the limited partners listed in schedule 2 thereto, dated August 24, 2012 (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

4.37*	Transaction Framework Agreement among Shanda Games Limited, Shengqu Information Technology (Shanghai) Co., Ltd., Shanda Interactive Entertainment Limited, Shanda Online International (HK) Limited, Shanda Computer (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. dated July 28, 2013.

4.38*	English translation of the Loan Contract between Shengqu Information Technology (Shanghai) Co., Ltd., Qing Zhang and Ying Lv dated August 31, 2013.

4.39*	English translation of the Shares Pledge Agreement among Qing Zhang, Ying Lv, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengzhan Networking Technology Co., Ltd. dated August 31, 2013.

4.40*	English translation of the Exclusive Shares Transfer Option Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Qing Zhang, Ying Lv and Shanghai Shengzhan Networking Technology Co., Ltd. dated August 31, 2013.

4.41*	English translation of the Entrustment Agreement on the Voting Rights of the Shareholders among Shengqu Information Technology (Shanghai) Co., Ltd., Qing Zhang, Ying Lv and Shanghai Shengzhan Networking Technology Co., Ltd. dated August 31, 2013.

4.42*	English translation of the Exclusive Consultation and Services Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengzhan Networking Technology Co., Ltd. dated August 31, 2013.

4.43*	English translation of the Shares Pledge Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Tianjin Shengjing Trade Co., Ltd. dated August 31, 2013.

4.44*	English translation of the Exclusive Shares Transfer Option Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. and Tianjin Shengjing Trade Co., Ltd. dated August 31, 2013.

Number	Description

4.45*	English translation of the Entrustment Agreement on the Voting Rights of the Shareholders among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. and Tianjin Shengjing Trade Co., Ltd. dated August 31, 2013.

4.46*	English translation of the Exclusive Consultation and Services Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Tianjin Shengjing Trade Co., Ltd. dated August 31, 2013.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by references to Exhibit 99.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Global Law Office

101.INS*†	XBRL Instance Document.

101.SCH*†	XBRL Taxonomy Extension Schema Document.

101.CAL*†	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*†	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*†	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*†	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed or furnished herewith

†	This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA GAMES LIMITED

By:		/s/ Xiangdong Zhang
	Name:	Xiangdong Zhang
	Title:	Chief Executive Officer

Date: April 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Shanda Games Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Shanda Games Limited (the “Company”) and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 29, 2014

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

		For the Years Ended December 31,
	Notes	2011	2012	2013	2013
		RMB(1)	RMB(1)	RMB	US$ (Note 2(5))
Net revenues:	2(18),2(35)
MMO game revenues		5,183,933	4,561,350	3,806,354	628,765
Mobile game revenues		—	10,238	482,199	79,654
Other revenues		125,894	146,971	56,177	9,280
Total net revenues		5,309,827	4,718,559	4,344,730	717,699

Cost of revenues
Third parties	2(21)	(1,355,661)	(1,123,630)	(1,103,283)	(182,249)
Related parties	2(21),22	(11,809)	(32,127)	(32,457)	(5,362)
Total cost of revenues		(1,367,470)	(1,155,757)	(1,135,740)	(187,611)
Gross profit		3,942,357	3,562,802	3,208,990	530,088
Operating expenses:
Product development	2(23)	(755,405)	(712,303)	(714,138)	(117,967)
Sales and marketing
Third parties	2(24)	(270,045)	(262,208)	(401,606)	(66,341)
Related parties	2(24),22	(46,387)	(55,442)	(45,809)	(7,567)
General and administrative	2(22)	(519,493)	(412,839)	(348,727)	(57,606)
Impairment of goodwill	2(14)	—	—	(30,772)	(5,083)
Settlement of gain contingency with former shareholder of a subsidiary	26	—	—	59,928	9,899
Total operating expenses		(1,591,330)	(1,442,792)	(1,481,124)	(244,665)
Income from operations		2,351,027	2,120,010	1,727,866	285,423
Interest income
Third parties		109,270	146,132	73,940	12,214
Related parties	22	32,490	83,711	48,588	8,026
Interest expense
Third parties		(10,790)	(96,937)	(16,077)	(2,656)
Related parties	22	(12,150)	(26,787)	(28,766)	(4,752)
Investment income	2(31)	543	133	16,254	2,685
Other income, net	5	209,561	128,816	135,993	22,464
Income before income tax expenses and equity in losses of affiliated companies		2,679,951	2,355,078	1,957,798	323,404
Income tax expenses	6	(609,199)	(545,540)	(322,273)	(53,236)
Equity in losses of and impairments of investments in affiliated companies	10	(10,004)	(20,981)	(7,549)	(1,247)
Net income		2,060,748	1,788,557	1,627,976	268,921
Less: Net income attributable to non-controlling interests	19	(21,116)	(23,165)	(40,088)	(6,622)
Net income attributable to Shanda Games Limited		2,039,632	1,765,392	1,587,888	262,299
Redeemable non-controlling interests redemption value accretion .	4	(558)	—	—	—
Net income attributable to Shanda Games Limited’s ordinary shareholders		2,039,074	1,765,392	1,587,888	262,299

Net income		2,060,748	1,788,557	1,627,976	268,921
Other comprehensive income (loss), net of tax:
Unrealized (loss) gain on marketable securities		(1,540)	3,384	15,668	2,588
Realized gain on marketable securities reclassified to investment income		—	—	(20,059)	(3,314)
Currency translation adjustments of the Company	2(4)	7,260	6,711	122,701	20,269
Currency translation adjustments of affiliated companies/subsidiaries	2(4)	(53,052)	28,327	(94,661)	(15,637)
Comprehensive income		2,013,416	1,826,979	1,651,625	272,827
Comprehensive income attributable to non-controlling interests		(1,529)	(31,429)	(49,728)	(8,214)
Comprehensive income attributable to Shanda Games Limited		2,011,887	1,795,550	1,601,897	264,613

Earnings per ordinary share:	2(30),7
Basic		3.60	3.18	2.96	0.49
Diluted		3.60	3.18	2.95	0.49
Weighted average ordinary shares used in per share calculation:	7
Basic		567,138,809	554,813,612	536,790,221	536,790,221
Diluted		567,178,693	554,842,073	537,395,413	537,395,413

Share-based compensation included in:	2(25), 20
Cost of revenues		(958)	(254)	(811)	(134)
Product development		(24,094)	(20,113)	(12,059)	(1,992)
Sales and marketing		(213)	(188)	(134)	(22)
General and administrative		(65,707)	(21,928)	(24,969)	(4,125)

(1)Amounts for 2011 and 2012 have been revised to reflect a change in reporting entity described in Note 1.

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Notes	December 31, 2012	December 31, 2013	December 31, 2013
		RMB(1)	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	2(6),8	2,132,374	877,613	144,971
Restricted cash	2(7)	1,030	4,493	742
Short-term investments	2(8)	1,663,259	1,525,588	252,009
Marketable securities	2(9)	7,221	—	—
Accounts receivable, net of allowance for doubtful accounts	2(10),9	107,485	193,312	31,933
Accounts receivable due from related parties	22	89,127	38,138	6,300
Deferred licensing fees and related costs	2(20)	7,515	11,057	1,826
Prepayments and other current assets		193,164	237,937	39,304
Other receivables due from related parties	22	2,901,378	71,198	11,761
Deferred tax assets	6	79,698	100,044	16,526
Total current assets		7,182,251	3,059,380	505,372
Time deposits with maturity over one year	2(8)	—	723,000	119,431
Investments in affiliated companies	2(11),10	184,052	201,663	33,312
Property and equipment, net	2(12),11	262,095	190,983	31,548
Intangible assets	2(13),12	579,835	428,893	70,848
Goodwill	2(14),13	329,217	299,682	49,504
Long-term rental deposits		55,625	31,486	5,201
Other long-term assets	2(15)	202,404	160,851	26,571
Non-current deferred tax assets	6	21,020	31,495	5,203
Total assets		8,816,499	5,127,433	846,990

LIABILITIES
Current liabilities:
Short-term borrowings	14	1,668,773	1,567,887	258,996
Accounts payable		60,092	85,178	14,070
Accounts payable due to related parties	22	40,087	20,704	3,420
Licensing fees and royalty fees payable		160,647	175,149	28,933
Taxes payable		191,149	138,338	22,852
Deferred revenue	2(19)	341,835	365,438	60,366
Other payables and accruals	15	644,492	444,051	73,352
Other payables due to related parties	22	990,404	2,827	467
Deferred acquisition consideration payable to Shanda	4	—	867,464	143,295
Deferred tax liabilities	6	53,516	61,616	10,178
Dividend payable	2(29)	11,489	4,704	777
Total current liabilities		4,162,484	3,733,356	616,706
Long-term liabilities		26,042	32,957	5,444
Non-current deferred tax liabilities	6	102,420	76,892	12,702
Non-current deferred revenue	2(19)	37,765	29,600	4,890
Long-term borrowing	16	—	335,330	55,393
Total liabilities		4,328,711	4,208,135	695,135

Redeemable non-controlling interests	4	13,971	13,971	2,308

EQUITY
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, 131,860,314 and 127,521,446 issued and outstanding as of December 31, 2012 and 2013)	17	9,796	9,523	1,573
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 409,087,000 and 409,087,000 issued and outstanding as of December 31, 2012 and 2013)	17	29,896	29,896	4,938
Additional paid-in capital		1,650,977	9,491	1,568
Statutory reserves	2(28)	160,997	168,215	27,787
Accumulated other comprehensive loss		(38,322)	(24,313)	(4,016)
Retained earnings		2,607,163	402,148	66,428
Total Shanda Games Limited shareholders’ equity		4,420,507	594,960	98,278
Non-controlling interests	19	53,310	310,367	51,269
Total equity		4,473,817	905,327	149,547
Total liabilities and equity		8,816,499	5,127,433	846,990

(1)Amounts at December 31, 2012 have been revised to reflect a change in reporting entity described in Note 1.

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Shares (US$0.01 Par Value)						Total Shanda Games Limited
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders’ Equity	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011(1)	567,389,254	41,383	1,498,229	146,563	(40,734)	2,446,404	4,091,845	238,864	4,330,709
Share repurchase of the Company	(12,221,320)	(778)	(21,970)	—	—	(163,539)	(186,287)	—	(186,287)
Corporate expense allocation (Note 2(1))	—	—	7,008	—	—	—	7,008	—	7,008
Share-based compensation (Note 20)	—	—	82,646	—	—	—	82,646	8,326	90,972
Exercise of share option of the Company	5,141,622	313	9,390	—	—	—	9,703	—	9,703
Exercise of share option of a foreign subsidiary	—	—	1,441	—	—	—	1,441	5,349	6,790
Currency translation adjustments of the Company	—	—	—	—	7,260	—	7,260	—	7,260
Currency translation adjustments of subsidiaries	—	—	—	—	(33,466)	—	(33,466)	(19,587)	(53,053)
Unrealized loss on marketable securities	—	—	—	—	(1,540)	—	(1,540)	—	(1,540)
Appropriations to statutory reserves	—	—	—	5,566	—	(5,566)	—	—	—
Distribution to Shanda (Note 20)	—	—	64,185	—	—	(65,009)	(824)	—	(824)
Net distribution to Shanda arising from platform services and prepaid card businesses (Note 4)	—	—	3,605	—	—	(743,809)	(740,204)	—	(740,204)
Dividends declared to shareholders	—	—	—	—	—	(1,823,314)	(1,823,314)	—	(1,823,314)
Change of equity in an affiliated company of a subsidiary	—	—	(1,023)	—	—	—	(1,023)	(972)	(1,995)
Non-controlling interests arising from acquisition (Note 19)	—	—	—	—	—	—	—	4,062	4,062
Redeemable non-controlling interests redemption value accretion (Note 4)	—	—	—	—	—	(558)	(558)	—	(558)
Net income	—	—	—	—	—	2,039,632	2,039,632	21,116	2,060,748
Balance as of December 31, 2011(1)	560,309,556	40,918	1,643,511	152,129	(68,480)	1,684,241	3,452,319	257,158	3,709,477

(1)Amounts for 2011 have been revised to reflect a change in reporting entity described in Note 1.

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Shares (US$0.01 Par Value)						Total Shanda Games Limited
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders’ Equity	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011(1)	560,309,556	40,918	1,643,511	152,129	(68,480)	1,684,241	3,452,319	257,158	3,709,477

Share repurchase of the Company	(21,946,754)	(1,389)	(39,480)	—	—	(214,515)	(255,384)	—	(255,384)
Corporate expense (expense reversal) allocation (Note 2(1))	—	—	(3,467)	—	—	—	(3,467)	—	(3,467)
Share-based compensation (Note 20)	—	—	33,597	—	—	—	33,597	8,886	42,483
Exercise of share options of the Company	2,584,512	163	545	—	—	—	708	—	708
Exercise of share options of a foreign subsidiary	—	—	4,722	—	—	—	4,722	4,920	9,642
Currency translation adjustments of the Company	—	—	—	—	6,711	—	6,711	—	6,711
Currency translation adjustments of subsidiaries	—	—	—	—	18,273	—	18,273	9,444	27,717
Unrealized gain on marketable securities	—	—	—	—	3,384	—	3,384	—	3,384
Appropriations to statutory reserves (Note 2(28))	—	—	—	8,868	—	(8,868)	—	—	—
Distribution to Shanda (Note 20)	—	—	43,129	—	—	(43,129)	—	—	—
Net distribution to Shanda arising from platform services and prepaid card businesses(Note 4)	—	—	(9,169)	—	—	(580,781)	(589,950)	—	(589,950)
Contribution to Shanda related to disposition of Mochi Media, Inc. (Note 4)	—	—	(243,972)	—	610	—	(243,362)	—	(243,362)
Reversal of dividend accrued for restricted shares due to forfeiture	—	—	—	—	—	4,823	4,823	—	4,823
Non-controlling interests arising from acquisition (Note 19)	—	—	—	—	—	—	—	5,533	5,533
Capital contribution to a subsidiary by non-controlling interest(Note 19)	—	—	—	—	—	—	—	7,116	7,116
Disposal of subsidiaries	—	—	—	—	—	—	—	(2,835)	(2,835)
Contribution by non-controlling shareholders and tax expense charged to equity related to transfer of a portion of Eyedentity’s equity from Games International to Actoz (Note 4)	—	—	221,561	—	1,180	—	222,741	(260,077)	(37,336)
Net income	—	—	—	—	—	1,765,392	1,765,392	23,165	1,788,557
Balance as of December 31, 2012(1)	540,947,314	39,692	1,650,977	160,997	(38,322)	2,607,163	4,420,507	53,310	4,473,817

(1)Amounts for 2012 have been revised to reflect a change in reporting entity described in Note 1.

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Shares (US$0.01 Par Value)						Total Shanda Games Limited
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders’ Equity	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2012(1)	540,947,314	39,692	1,650,977	160,997	(38,322)	2,607,163	4,420,507	53,310	4,473,817

Share repurchase of the Company	(6,871,070)	(429)	(12,336)	—	—	(51,376)	(64,141)	—	(64,141)
Share-based compensation (Note 20)	—	—	27,524	—	—	—	27,524	10,449	37,973
Exercise of share options of the Company	2,532,202	156	3,929	—	—	—	4,085	—	4,085
Exercise of share options of a foreign subsidiary	—	—	669	—	—	—	669	462	1,131
Currency translation adjustments of the Company	—	—	—	—	122,701	—	122,701	—	122,701
Currency translation adjustments of subsidiaries	—	—	—	—	(104,301)	—	(104,301)	9,640	(94,661)
Unrealized gain on marketable securities	—	—	—	—	15,668	—	15,668	—	15,668
Realized gain of marketable securities	—	—	—	—	(20,059)	—	(20,059)	—	(20,059)
Appropriations to statutory reserves (Note 2(28))	—	—		7,218		(7,218)	—	—	—
Distribution to Shanda (Note 20)	—	—	36,504	—	—	(36,504)	—	—	—
Net distribution to Shanda arising from platform services and prepaid card businesses (Note 4)	—	—	(79,159)	—	—	(461,648)	(540,807)	—	(540,807)
Equity charge upon acquisition of platform services and prepaid card business in August 2013 (Note 4)	—	—	(1,613,338)	—	—	(3,236,036)	(4,849,374)	—	(4,849,374)
Distribution to Shanda related to the transfer of an investment in an equity method affiliate	—	—	(5,295)	—	—	—	(5,295)	—	(5,295)
Change of equity in an affiliated company of a subsidiary	—	—	16	—	—	—	16	15	31
Non-controlling interest arising from acquisition (Note 19)	—	—	—	—	—	—	—	1,983	1,983
Disposal of subsidiaries	—	—	—	—	—	—	—	(391)	(391)
Capital contribution to a subsidiary by non-controlling interest(Note 19)	—	—	—	—	—	—	—	194,811	194,811
Dividend declared to shareholders	—	—	—	—	—	(121)	(121)	—	(121)
Net income	—	—	—	—		1,587,888	1,587,888	40,088	1,627,976
Balance as of December 31, 2013	536,608,446	39,419	9,491	168,215	(24,313)	402,148	594,960	310,367	905,327

(1)Amounts at December 31, 2012 have been revised to reflect a change in reporting entity described in Note 1.

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	For the Years Ended December 31
	2011	2012	2013	2013
	RMB(1)	RMB(1)	RMB	US$ (Note 2(5))
Cash flows from operating activities:
Net income	2,060,748	1,788,557	1,627,976	268,921
Adjustments for:
Share-based compensation expenses	90,972	42,483	37,973	6,273
Corporate expenses (expense reversals) allocated from Shanda	7,008	(3,467)	—	—
Depreciation of property and equipment	97,917	107,038	98,786	16,318
Amortization of intangible assets	281,150	190,694	218,222	36,048
Impairment of intangible assets	23,216	—	—	—
Goodwill impairment	—	—	30,772	5,083
Impairment of prepaid upfront license fee in other long-term assets	49,574	15,041	—	—
Provision for losses on receivables	1,369	9,244	114	19
Loss from disposal of fixed assets	3,146	14,581	2,936	485
Investment income	(543)	(133)	(16,254)	(2,685)
Foreign exchange loss (gain)	(19,333)	3,408	25,066	4,141
Loss (gain) related to foreign currency forward instruments	—	22,476	(1,929)	(319)
Deferred taxes and change of withholding tax	(53,180)	(38,616)	(46,702)	(7,715)
Equity in losses of and impairments of investments in affiliated companies	10,004	20,981	7,549	1,247
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(25,834)	(47,920)	(89,721)	(14,821)
Receivables due from related parties	(154,090)	(30,075)	118,240	19,532
Deferred licensing fees and related costs	17,742	14,428	(3,736)	(617)
Prepayments and other current assets	(81,895)	(16,194)	(10,677)	(1,764)
Upfront licensing fees paid in intangible assets	(11,724)	(57,895)	(16,147)	(2,667)
Refund of (Prepayment for) upfront license fees in other long-term assets	(290,608)	107,498	(10,512)	(1,736)
Other long-term deposits	(38,886)	44,948	23,526	3,886
Accounts payable	247	(1,160)	46,776	7,727
Licensing fees and royalty fees payable	10,236	(35,754)	15,927	2,631
Taxes payable	56,056	(32,049)	(105,668)	(17,455)
Deferred revenue	(187,626)	(32,834)	8,382	1,385
Payables due to related parties	58,086	42,039	(95,645)	(15,799)
Other payables, accruals and other long-term liabilities	469,116	163,383	(156,893)	(25,917)
Net cash provided by operating activities	2,372,868	2,290,702	1,708,361	282,201
Cash flows from investing activities:
Proceeds from disposal of marketable securities	543	133	23,032	3,805
Proceeds from disposal of short-term investments	972,811	2,927,797	3,123,382	515,946
Purchases of short-term investments and time deposits with maturity over one year	(1,414,616)	(2,336,354)	(3,709,305)	(612,734)
Investments in other receivables due from related parties	(848,005)	(1,512,091)	—	—
Repayments of other receivables due from related parties	—	98,750	1,734,760	286,562
Purchase of property and equipment	(163,403)	(54,601)	(46,680)	(7,711)
Proceeds from disposal of fixed assets	975	4,040	5,510	910
Purchase of intangible assets	(31,724)	(8,701)	(6,872)	(1,135)
Cash received from (net cash paid for) disposal of subsidiaries	—	(5,577)	1,220	202
Acquisition of subsidiaries from third parties, net of cash acquired	(12,437)	(4,441)	241	40
Acquisition of platform services and prepaid card distribution businesses from Shanda Online, net of cash acquired (Note 1)	—	—	(1,298,040)	(214,421)
Increase in investment in securities included in other long-term assets	—	(5,855)	(11,120)	(1,837)
Investment / prepaid investment in affiliated companies	(18,974)	(46,172)	(21,358)	(3,528)
Net cash used in investing activities	(1,514,830)	(943,072)	(205,230)	(33,901)
Cash flows from financing activities:
Proceeds from short-term and long-term borrowings	876,850	3,034,491	1,991,586	328,987
Repayments of short-term borrowings and settlements of related derivatives (Note 22)	(1,090)	(2,235,891)	(1,747,127)	(288,605)
Cash contributions to subsidiaries by non-controlling shareholders(Note 19)	—	7,116	194,811	32,180
Tax paid (charged to equity) for transfer of a portion of Eyedentity’s equity to Actoz	—	(37,336)	—	—
Proceeds from other payables due to related parties	91,190	926,000	—	—
Repayment of other payables due to related parties	(981,081)	(137,620)	(947,369)	(156,494)
Payment of deferred acquisition consideration to Shanda (Notes 1 and 4)	—	—	(1,839,482)	(303,861)
Payment of non-contingent consideration related to the acquisition of Eyedentity in September 2010(Note 15)	—	—	(9,729)	(1,607)
Repurchase of own shares by the Company	(186,287)	(255,384)	(64,141)	(10,595)
Proceeds from issuance of ordinary shares under stock option plan of the Company	33,114	717	3,336	551
Proceeds from issuance of ordinary shares under stock option plan of a subsidiary	6,790	9,642	1,131	187
Dividends to the Company’s shareholders	—	(1,810,016)	(6,646)	(1,098)
Net distributions to Shanda from platform service and prepaid card businesses(Note 1)	(1,012,757)	(619,341)	(341,407)	(56,396)
Net cash used in financing activities	(1,173,271)	(1,117,622)	(2,765,037)	(456,751)
Effect of exchange rate changes on cash and cash equivalents	(26,030)	6,571	7,145	1,179
Net (decrease) / increase in cash and cash equivalents	(341,263)	236,579	(1,254,761)	(207,272)
Cash and cash equivalents, beginning of year	2,237,058	1,895,795	2,132,374	352,243
Cash and cash equivalents, end of year	1,895,795	2,132,374	877,613	144,971

(1)Amounts for 2011 and 2012 have been revised to reflect a change in reporting entity described in Note 1.

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	For the Years Ended December 31
	2011	2012	2013	2013
	RMB(1)	RMB(1)	RMB	US$ (Note 2(5))
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	389,707	320,904	318,563	52,623
Cash paid for interest	22,605	92,244	86,974	14,367
Supplemental disclosure of non-cash investing activities:
Current portion of acquisition related obligation(Note 1 and 26)	58,771	143,374	867,464	143,295
Non-current portion of acquisition related obligation	51,717	—	—	—
Exchange of other receivable due from Shanda in partial satisfaction of total consideration due for acquisition (Note 1)	—	—	1,014,600	167,600
Accounts payable related to purchase of property and equipment	12,861	12,679	1,845	305
Supplemental disclosure of non-cash financing activities:
Dividends payable	1,823,314	11,489	4,704	777
Restricted cash relating to the exercise of employee stock options	20,363	1,030	4,493	742
Other receivables from issuance of ordinary shares under stock option plan of the Company	12	3	753	124

(1)Amounts for 2011 and 2012 have been revised to reflect a change in reporting entity described in Note 1.

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Nature of operations

Shanda Games Limited (“Shanda Games” or “the Company”), a Cayman Islands limited company, together with its consolidated subsidiaries specified below (collectively, the “Group”) is engaged in the development, operation, and publishing of online games, including both massively multi-player online role-playing games (“MMORPGs” or “MMO games”) and mobile games, as well as related businesses, principally in the People’s Republic of China (the “PRC”) and also in various other countries. The Group generates substantially all of its revenues and profits principally from the sale and delivery of in-game virtual items to paying game players, and generates residual revenues and profits from other activities, such as licensing the rights to its game intellectual property to third parties.

Organization

Shanda Games’ operations in the PRC occur through (i) its wholly-owned or majority-owned subsidiaries (“PRC subsidiaries”) which consist of Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shengji Information Technology (Shanghai) Co., Ltd. (“Shengji”), Lansha Information Technology (Shanghai) Co., Ltd. (“Lansha”) and Kuyin Software (Shanghai) Co., Ltd (“Kuyin”) and (ii) its variable interest entities and their subsidiaries (“VIEs”). The VIEs (Note 2(3)) consist of Shanghai Hongli Digital Technology Co., Ltd. (“Shanghai Hongli”), Shanghai Shengzhan Networking Technology Co., Ltd. (“Shengzhan”) and Shengzhan’s wholly-owned subsidiaries Nanjing Shanda Networking Development Co., Ltd. (“Nanjing Shanda”) and Jiangsu Shanda Networking Technology Co., Ltd. (“Jiangsu Shanda”), Tianjin Shengjing Trade Co., Ltd. (“Shengjing”), Shanghai Shulong Technology Development Co., Ltd. (“Shulong”) and Shulong’s wholly-owned subsidiaries Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”), Chengdu Youji Technology Co., Ltd. (“Chengdu Youji”), Tianjin Youji Technology Co., Ltd. (“Tianjin Youji”), Chengdu Aurora Technology Development Co., Ltd. (“Chengdu Aurora”), Chengdu Simo Technology Co., Ltd. (“Chengdu Simo”) and other small VIEs. Collectively, the PRC subsidiaries and the VIEs are referred to as the “PRC companies.”

Shanda Games’ operations outside the PRC principally occur through its wholly-owned or majority-owned subsidiaries, mainly including Shanda Games Holdings (HK) Limited (“Shanda Games (HK)”), Shanda Games International Europe Gmbh (“Shanda Europe”), Shanda Games International Pte. Ltd., a Singaporean entity (“Games International”) and its majority-owned subsidiaries, Eyedentity Games Inc. and its majority-owned subsidiary, a Korean game studio (“Eyedentity”), and Actoz Soft Co., Ltd., (“Actoz”), a Korean developer, operator and publisher of online games listed on the KOSDAQ and its majority-owned subsidiaries.

2013 Transaction - acquisition of commonly controlled businesses from Shanda Online

On August 31, 2013, following public announcement, evaluation by a special committee of independent directors of the aspects of the transaction and a fairness opinion rendered by a third party independent financial advisor, as well as approval by the Board of Directors, Shanda Games consummated the acquisition from Shanda Online of platform services and prepaid card distribution businesses collectively comprising (i) Shengzhan and its wholly owned subsidiaries Nanjing Shanda and Jiangsu Shanda (platform services), (ii) Shengjing (prepaid card distribution services), and (iii) associated tangible computing assets from Shanda Online Entertainment Limited (“Shanda Online”) in exchange for total consideration of US$812.7 million (Note 4). This acquisition is referred to as the “2013 Transaction”. Shanda Online is a 93.76% owned subsidiary of Shanda Games’ ultimate parent and controlling shareholder Shanda Interactive Entertainment Limited (“Shanda Interactive” or “Shanda”), with 6.24% owned by Shanda Games (such 6.24% was acquired in 2012 (Note 4).

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

The 2013 Transaction was undertaken to further vertically integrate the Group’s online game business through the in-sourcing of certain business functions previously outsourced to Shanda Online. Shengzhan and its subsidiaries provide platform services necessary to the Group’s operation and delivery of the gaming experience to users, such as a user authentication, billing, anti-fatigue compliance, and customer support services. Prior to the 2013 Transaction, Shanda Games engaged Shengzhan as a platform services provider in exchange for fees due to Shanda Online based on certain percentages of revenue; such platform service costs were previously reported as costs of revenue. Shengjing provides prepaid card distribution services and maintains a significant number of channel relationships for the sale and collection of proceeds from the distribution of virtual and physical pre-paid game cards. Prior to the 2013 Transaction, as part of Shanda Online, and as Shanda Games’ exclusive sales agent for the distribution of prepaid cards pursuant to a previous sales agency agreement, Shengjing charged Shanda Games fees equal to the difference between the prices received by Shengjing from third party distributors and retailers and a minimum percentage of the face value of prepaid cards sold. Such costs were previously reported in sales and marketing expenses. Through the acquisition of the platform services and prepaid card distribution businesses and the elimination of the out-sourcing of these functions, the Group expects to generate higher margins and earnings via the transfer of profit margins formerly earned by Shanda Online to the Group.

Shanda Games and the acquired businesses were, and continue to be, under the common control, whether by direct or indirect means, of Shanda Interactive. Accordingly, the 2013 Transaction was accounted for as a reorganization of entities under common control, with the acquired assets and liabilities of the acquired businesses consolidated into Shanda Games’ financial statements at their carrying values (book values). The consolidation was effected through the extinguishment of prior contractual arrangements formerly providing Shanda Online a controlling financial interest over the Shengzhan and Shengjing businesses (which are variable interest entities) and the establishment of new contractual arrangements providing Shanda Games a controlling financial interest (Note 2(3)). The excess of the purchase price over the net book value of the businesses acquired was recorded in shareholders’ equity in a manner similar to a dividend through a charge to retained earnings, with the excess charge recorded to additional paid-in-capital in a manner consistent with Cayman Islands company law and applicable U.S. GAAP.

Pursuant to applicable U.S. GAAP in the FASB Accounting Standards Codification (“ASC”), the Transaction constituted a “change in reporting entity” which is to be treated as if it occurred at the beginning of 2013. Furthermore, retrospective consolidation of the businesses is required by GAAP for all historical periods since the inception of common control by Shanda Interactive. The inception of common control dates to 2008, when the Group’s online game business was formed as a distinct business apart from Shanda Interactive prior to the Group’s September 2009 initial public offering. Accordingly, the consolidated financial information has been prepared as if the acquired businesses had been part of Shanda Games for all periods presented in the accompanying consolidated financial statements. The Group’s shareholders’ equity has been revised for historical periods preceding the date of acquisition to reflect the net distributions (inclusive of both cash and non-cash effects) to Shanda associated with the acquired businesses. In particular, the cash flow effects of financing transactions with Shanda arising from the acquired businesses have been presented as financing activities in the consolidated statement of cash flows for periods preceding the date of acquisition.

Given the acquired businesses are part of a single vertically integrated business model and will not be evaluated on a separate basis internally for performance measurement, the Group’s gaming business continues to be presented as a single operating segment. Due to consistent accounting policies and methods between Shanda Games and the acquired businesses, there were no adjustments necessary to conform accounting methods.

Throughout the notes to the consolidated financial statements, amounts presented for periods or dates prior to 2013 have been revised to reflect the change in reporting entity and addition of the commonly controlled businesses, after eliminating inter-entity transactions (such as platform service fees previously reported in costs of revenue and prepaid card service fees previously reported in sales and marketing expenses) between the acquired businesses and legacy Shanda Games. The following tabular reconciliations depict key consolidated financial statement amounts for the Group’s previous reporting entity (that is, excluding the acquisition of Shengzhan and Shengjing) and for the Group’s new reporting entity (that is, as currently reported).

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

	For the year ended December 31, 2013
	Pre-Transaction Shanda Games (unaudited)	Businesses acquired from Shanda Interactive	Eliminations	Shanda Games (as currently reported)

Net revenues	4,293,395	893,112	(841,777)	4,344,730
Income from operations	1,135,752	593,013	(899)	1,727,866
Net income	1,121,491	507,384	(899)	1,627,976
Net income attributable to the Company’s shareholders	1,081,403	507,384	(899)	1,587,888
Comprehensive income	1,145,140	507,384	(899)	1,651,625
Comprehensive income attributable to Shanda Games Limited	1,095,412	507,384	(899)	1,601,897

Earnings per ordinary share
Basic	2.01	0.95		2.96
Diluted	2.01	0.94		2.95

	For the year ended December 31, 2012
	Pre-Transaction Shanda Games	Businesses acquired from Shanda Interactive	Eliminations	Shanda Games (as currently reported)

Net revenues	4,682,145	1,122,159	(1,085,745)	4,718,559
Income from operations	1,378,237	741,298	475	2,120,010
Net income	1,136,595	651,487	475	1,788,557
Net income attributable to the Company’s shareholders	1,113,430	651,487	475	1,765,392
Comprehensive income	1,175,017	651,487	475	1,826,979
Comprehensive income attributable to Shanda Games Limited	1,143,588	651,487	475	1,795,550

Earnings per ordinary share
Basic	2.01	1.17		3.18
Diluted	2.01	1.17		3.18

	For the year ended December 31, 2011
	Pre-Transaction Shanda Games	Businesses acquired from Shanda Interactive	Eliminations	Shanda Games (as currently reported)

Net revenues	5,281,896	1,278,154	(1,250,223)	5,309,827
Income from operations	1,474,038	876,298	691	2,351,027
Net income	1,285,989	774,068	691	2,060,748
Net income attributable to the Company’s shareholders	1,264,873	774,068	691	2,039,632
Comprehensive income	1,238,657	774,068	691	2,013,416
Comprehensive income attributable to Shanda Games Limited	1,237,128	774,068	691	2,011,887

Earnings per ordinary share
Basic	2.23	1.37		3.60
Diluted	2.23	1.37		3.60

Net revenues as currently reported reflect immaterial net additions (revenues from the acquired businesses Shengzhan and Shengjing, less amounts associated with pre-Transaction Shanda Games eliminated therefrom) of revenue in each period presented associated with the provision of platform services and prepaid card distribution services to certain third parties and related parties (refer to Note 22 for related party transactions).

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES

(1)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Group’s statement of operations includes allocations of certain general corporate expenses of Shanda Interactive, its parent, a Cayman Islands company engaged in the business of online and offline entertainment in the PRC, which formerly was listed on the NASDAQ Global Select Market prior to its de-listing and privatization in February 2012. These general corporate expenses primarily relate to corporate employee compensation costs, professional service fees, and other expenses arising from the provisions of corporate functions, including finance, legal, technology, investment, and executive management. These expenses have been allocated based on estimates that management considers to be reasonable reflections of the utilization of services provided to, or benefits received by the Group, as specific identification is not practical. These expenses are as follows:

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

From the second half year of 2009, since the Group has established its own finance, legal, investment and certain executive management functions and begun to promote its own brands, no such general corporate expenses were allocated to the Group, except for certain employee compensation costs from corporate functions such as technology, human resources and executive management that the Group does not have. While the expenses allocated to the Group for these items are not necessarily indicative of the expenses that the Group would have incurred if the Group had been a separate, independent entity during the years presented, management believes that the foregoing presents a reasonable basis of estimating what the Group’s expenses would have been on a historical basis. General corporate expenses allocated from Shanda are recorded as capital contributions by Shanda. Total allocations from Shanda to the Group included expense of RMB7.0 million, an adjustment (reversal) of expense of RMB3.5 million, and nil for the years ended December 31, 2011, 2012, and 2013, respectively.

In addition, there are certain technical service arrangements between the Group and other subsidiaries of Shanda (Note 22).

(2)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Significant accounting estimates reflected in the Group's consolidated financial statements include the allowance for doubtful accounts, revenue recognition, determination of the life of virtual items, assessment of recoverability of long-lived assets and goodwill, estimated useful lives of property and equipment as well as intangible assets, share-based compensation expense, consolidation of variable interest entities, valuation allowances for deferred tax assets, determination of fair value of identifiable assets and liabilities acquired through business combinations, recognition of non-controlling interests, and accounting for equity investments and other-than temporary impairments. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

(3)	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and VIEs (including subsidiaries thereof) for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated in consolidation. Investments in equity securities for which the Company can exercise significant influence are accounted for by the equity method of accounting.

The Group follows guidance relating to the consolidation of variable interest entities in Accounting Standards Codification (“ASC”) 810-10, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The 2013 Transaction (Note 1) involving the acquisition of the Shengzhan platform services business and Shengjing prepaid card distribution business from Shanda Online, both of which are variable interest entities, was effected through the extinguishment of then-existing contractual arrangements with Shanda Online which provided Shanda Online with a controlling financial interest in those businesses and the establishment of new contractual arrangements between the entities, their nominee shareholders, and the Group, which provided the Group a controlling financial interest. The contractual agreements established are consistent with those for existing VIEs Shulong and Hongli as described further below.

To comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Group conducts all its online game business in the PRC through the VIEs and their wholly-owned subsidiaries, as applicable. These companies hold the licenses and approvals to operate online games in the PRC. Except for Shengjing, all the equity capital of the VIEs is funded by the Group’s PRC subsidiaries and recorded as interest-free loans to individuals who are directors, officers, or employees of the Company or its PRC subsidiaries. The portion of the loans for capital injection is eliminated with the capital of the VIEs during consolidation. The interest-free loans to the shareholders of the VIEs were RMB69.9 million, RMB69.9 million and RMB69.9 million as of December 31, 2011, 2012 and 2013. Shengjing’s equity capital was funded by Shanda Networking, an indirect subsidiary of Shanda Interactive, prior to the 2013 Transaction; Shanda Networking continues to be the registered (nominee) shareholder. Shanda Networking pledged all of its equity interests in Shengjing to the Group’s PRC subsidiary Shengqu in 2013, among the other agreements entered into providing the Group effective control over Shengjing.

Pursuant to the contractual arrangements between the PRC subsidiaries and the VIEs, the PRC subsidiaries provide services, software and technology licenses and equipment to the VIEs in exchange for fees, determined according to certain agreed formulas. During the years ended December 31, 2011, 2012 and 2013, the total amount of such fees was approximately RMB2,568.7 million, RMB2,462.5 million and RMB2,363.2 million, respectively, which represented the substantial majority of the operating profits of the VIEs. The following is a summary of the key agreements in effect:

Loan Agreements. The PRC subsidiaries entered into loan agreements with each shareholder of the relevant VIEs, except solely for Shengjing, where loan agreements have entered into for such VIE purpose.. Under these loan agreements, the PRC subsidiaries granted an interest-free loan to each shareholder of the VIEs solely for their capital contributions to the VIEs. The loans have an unspecified term and shall become payable when the PRC subsidiaries request repayment at any time. Under these loan agreements, the shareholders of the VIEs, if applicable, may not prepay all or any part of the loans without the relevant PRC subsidiaries’ prior written request.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Equity Disposition Agreements. The Group’s VIEs and their shareholders entered into equity disposition agreements with the relevant PRC subsidiaries. Pursuant to such agreements, the PRC subsidiaries and any third party designated by them have the exclusive right to purchase from the shareholders of the Group’s VIEs all or any part of their equity interests in the relevant VIEs at a purchase price equal to the amount of the registered capital of a VIE or the lowest price permissible by the then-applicable PRC laws and regulations. The PRC subsidiaries may exercise such right at any time during the term of the agreement until they have acquired all equity interests of the relevant VIEs, subject to applicable PRC laws. Moreover, under the equity disposition agreements, neither the Group’s VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operations, equity and other legal rights without the prior written approval of the relevant PRC subsidiary, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIEs’ equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; or entry into other material contracts. Except for the equity disposition agreements for Shengzhan and Shengjing, which are to be terminated after all the options thereof have been transferred to the relevant PRC Subsidiaries or any other entity or person any designated by the foregoing PRC Subsidiaries, the other equity disposition agreements have an initial term of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiaries’ requests.

Business Operation Agreements. The PRC subsidiaries entered into business operation agreements with the relevant VIEs and their shareholders. Under such agreements, the PRC subsidiaries have the right to nominate the directors of the relevant VIEs’ boards and designate general managers, financial controllers and other senior management of the relevant VIE. In addition, the VIEs may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of the relevant PRC subsidiary. Such transactions include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than certain agreed amounts; declaration of dividends or profit distributions; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under the agreement to a third party. These agreements have an initial term of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiaries’ requests, except for the business operation agreements for Shengzhan and Shengjing, which shall remain in force and effect unless otherwise as terminated upon mutual agreement or upon a breach thereunder. The PRC subsidiaries may terminate the agreements at any time by providing advance written notice to the relevant VIE and to each of their shareholders. Neither the VIEs nor any of their shareholders may terminate the agreements prior to their expiration dates.

Exclusive Consulting and Service Agreements. The PRC subsidiaries and VIEs entered into exclusive consulting and service agreements. Under these agreements, the VIEs and their subsidiaries agreed to engage the relevant PRC subsidiaries as their exclusive providers of technology consulting and services. Unless otherwise agreed among the parties, the VIEs will pay to the relevant PRC subsidiaries service and consulting fees taking in account the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. The PRC subsidiaries will exclusively own any intellectual property arising from the performance of these agreements. These agreements have initial terms of 20 years (with the earliest expiration date being July 1, 2028), except for the exclusive consulting and service agreements for Shengzhan and Shengjing, each of which has an initial term of 1 year, and all agreements are renewable upon the relevant PRC subsidiaries’ requests. The PRC subsidiaries may terminate the agreements at any time by providing advance written notice to the relevant VIEs. The VIEs may not terminate such agreements prior to their expiration dates. Under the Exclusive Consulting and Service Agreements, the VIEs agreed to engage the relevant PRC subsidiaries as their exclusive providers of technology consulting and other services. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. Pursuant to that principle and based upon the relevant VIEs’ specific needs for technology support and services, the parties enter into supplemental agreements from time to time, which typically set forth the basic pricing terms including the total fees to be paid and the payment methods. The fees are typically determined based on the scope and complexity of the technology involved, the content and duration of the services provided, and the prevailing market prices for similar technology and services. The fees are usually settled according to contract terms in two to three installments.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Equity Pledge Agreements. The shareholders of the VIEs are bound by share pledge agreements with the relevant PRC subsidiaries. Under the share pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the relevant PRC subsidiaries as collateral for all of their payments due to the PRC subsidiaries and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements, equity disposition agreements, exclusive consulting and service agreements and the business operation agreements. The pledges shall remain effective until all obligations under such agreements have been fully performed. The VIEs are prohibited from declaring any dividends or making any profit distributions during the terms of the pledges. Without the relevant PRC subsidiaries’ prior written consent, no shareholder of the VIEs may transfer any equity interests in the VIEs. If any event of default as provided for therein occurs, the relevant PRC subsidiary, as the pledgee, will be entitled to dispose of the pledged equity interest through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements. These pledges have been recorded on the share registers of each entity and have been duly registered with competent local branches of the State Administration for Industry and Commerce.

Power of Attorney (or Proxy). Each shareholder of the VIEs executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders’ meetings, to exercise voting rights and to appoint directors, a general manager, financial controller and other senior management of the VIEs. The power of attorney (or proxy) is irrevocable and continually valid as long as the principal (or legal entity) is the shareholder of the relevant VIE.

As a result of these agreements, the Company is considered the primary beneficiary of the VIEs and their subsidiaries and accordingly the results of operations, assets and liabilities of the VIEs and their subsidiaries are consolidated in the Group’s financial statements.

The Company has been advised by Global Law Office, its PRC legal counsel, that its contractual arrangement s with its consolidated VIEs are valid, binding and enforceable under the current laws and regulations in China.

Shareholders of the VIEs may potentially have conflicts of interest with the Company, and they may breach their contracts with the PRC subsidiaries or cause such contracts to be amended in a manner contrary to the interests of the Company. As a result, the Company may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Company’s business operations and adversely affect the Company’s ability to control the VIEs. In light of the fact that the shareholders of the VIEs are directors, officers, or employees of the Company or the PRC subsidiaries (with the exception of Shengjing, where the shareholder is Shanda Networking, an indirect subsidiary of Shanda Interactive), management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant. Management is of the view that incremental risk associated with Shengjing is minimal insofar as the agreements related thereto are substantively identical to those in place with all other VIEs and nominee shareholders thereof.

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

A condensed presentation of the assets, liabilities, and equity (including the effects of intercompany transactions with the PRC subsidiaries) of the consolidated VIEs as of December 31, 2012 and 2013 is as follows. These balances are reflected in the Group’s consolidated financial statements with those intercompany transactions eliminated.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

	December 31, 2012	December 31, 2013
	RMB (millions)	RMB (millions)
Cash and cash equivalents	568.0	263.7
Short-term investments	15.7	24.1
Accounts receivable and amounts due from related parties	1,632.8	2,357.2
Deferred licensing fees and related costs	7.0	10.8
Prepayments and other current assets	61.0	75.1
Deferred tax assets	67.9	71.8
Investments in affiliated companies	24.3	18.8
Property and equipment, net	18.2	15.9
Intangible assets	193.5	131.5
Goodwill	113.9	83.1
Other long-term assets	122.7	117.3
Total assets of the consolidated VIEs	2,825.0	3,169.3

Accounts payable and amounts due to related parties	531.7	941.0
Deferred revenue	280.4	340.7
Taxes payable	68.2	26.9
Other payables and accruals	377.7	257.3
Deferred tax liabilities	20.0	14.3
Short-term borrowings	186.5	—
Total liabilities of the consolidated VIEs	1,464.5	1,580.2

Total equity of the consolidated VIEs	1,360.5	1,589.1

The Company’s VIEs are the primary vehicles through which the Company conducts its online game business in the PRC, as only they (or any entities thereunder) can obtain the various licenses required to conduct online game activities using the Internet as a distribution medium. The recognized revenue-producing assets of the VIEs, as disclosed in the foregoing table, principally consist of cash and cash equivalents, customer receivables, receivables due from related parties, intangible assets (principally upfront license fees paid to third parties and the Group’s PRC subsidiaries for licensing of game intellectual property), and other assets representing investments in the online game business. Costs associated with the licenses required under PRC laws and regulations (such as internet business and culture licenses) are typically immaterial and are expensed as they do not meet capitalization thresholds. The recognized assets of the VIEs do not include the substantial value associated with human capital.

Under the contractual arrangements with the VIEs, the equity holders of VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Group’s PRC subsidiaries. In addition, through the other aforementioned agreements, the Group demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the losses of the VIEs. The Group considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs in the amount of RMB543.4 million as of December 31, 2013 (2012: RMB780.3 million). As all of the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIEs.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

For the years ended December 31, 2011, 2012 and 2013, the total net revenues, costs of revenue, and net income of the consolidated VIEs were as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB in million	RMB in million	RMB in million
Net revenues of the consolidated VIEs	5,013.6	4,335.6	3,548.2
Costs of revenue of the consolidated VIEs*	3,368.5	2,883.4	2,608.4
Net income of the consolidated VIEs	1,645.1	1,452.2	939.8

*Note: cost of revenues of the consolidated VIEs exceed consolidated amounts due to the inclusion of service fees paid to the Group’s PRC subsidiaries for the provision of services, software and technology licenses, and equipment to the VIE, which are eliminated in consolidation s.

Currently there are no contractual arrangements that require the Company to provide additional financial support to the VIEs. However, as the Company is conducting its Internet-related business mainly through the VIEs, the Company has, in the past, provided and will continue to provide financial support based on its consideration of the business requirements of the VIEs and the Company’s own business objectives in the future, which could expose the Company to a loss.

Please refer to “Contingencies” under Note 26 for the risks relating to the VIE arrangements.

In August 2012, the Group entered into an investment agreement to invest up to RMB500 million in Shengzixin Fund, a partnership investment vehicle. The vehicle is managed by Dingguan Investment Holding (Shanghai) Company Limited, a related party under the common control of Shanda Interactive. The Group intended to use its investment towards investing in exceptional developer companies in the gaming market in China delivering content through online games, social network games, and mobile games. The Group had invested RMB250 million as of December 31, 2012, which was held in cash as no investments had been made in 2012 and 2013. As the Group was the only investor and had a controlling financial interest at December 31, 2012, the investment vehicle (cash balance) was consolidated in the Group’s consolidated financial statements. In 2013, the Group withdrew its investment of RMB250 million. After the withdrawal, the Group deconsolidated Shengzixin at its net carrying value of RMB250.7 million.

(4)	Foreign currency translation and other comprehensive income (loss)

The functional currency of the Company is the United States dollar (“US$”, “USD” or “U.S. dollars”) and its reporting currency is the Renminbi (“RMB”). The PRC subsidiaries and the VIEs use RMB as their functional currency. Actoz and Eyedentity’s functional currency is the Korean Won (“KRW”). Shanda Europe’s functional currency is the Euro (“Euro” or “€”). The functional currency of the Company’s major subsidiaries other than the PRC subsidiaries, the VIEs, Actoz, Eyedentity, and Shanda Europe is the U.S. dollar.

Assets and liabilities of the Company and its subsidiaries are translated at current exchange rates quoted by the People’s Bank of China or Seoul Money Brokerage Services Limited in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity for the years presented.

Transactions denominated in currencies other than functional currencies are remeasured into the functional currencies at the exchange rates quoted by the People’s Bank of China or Seoul Money Brokerage Services Limited prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currencies using the applicable exchange rates quoted by the People’s Bank of China or Seoul Money Brokerage Services Limited at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income within other income (expense), net.

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

(5)	Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the rate of US$1.00 to RMB6.0537, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(6)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months and are readily convertible to cash.

(7)	Restricted cash

Restricted cash mainly represents cash held in a designated bank account for the sole purpose of transmitting proceeds from the exercise of stock options and vest of restricted shares.

(8)	Short-term investments and time deposits with maturity over one year

Short-term investments represent bank time deposits with original maturities longer than three months and less than one year and investments which are not readily redeemable with maturity within one year. As of December 31, 2012, short-term investments of RMB1,521.6 million were pledged for short-term bank borrowings of RMB1,482.3 million. As of December 31, 2013, short-term investments of RMB1,169.1 million were pledged for short-term bank borrowings of RMB1,189.9 million. Time deposits with maturity over one year represent bank time deposits with original maturities longer than one year. As of December 31, 2013, time deposits with maturity over one year of RMB723.0 million were pledged for short-term bank borrowings of RMB378.0 million and long-term bank borrowings of RMB335.3 million.

(9)	Marketable securities

Marketable securities primarily include available-for-sale marketable equity securities. Marketable securities are classified as short-term based on their high liquidity. Marketable securities are carried at fair market value with unrealized appreciation (or depreciation) reported as a component of accumulated other comprehensive income (or loss) in shareholders’ equity, net of tax (Note 2(4)). The specific identification method is used to determine the cost of marketable securities disposed. Realized gains and losses are reflected as investment income or losses.

The Group evaluates the investments periodically for possible other-than-temporary impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Group’s ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. If appropriate, the Group records impairment charges equivalent to the amount that the carrying value of its available-for-sale securities exceeds the estimated fair market value of the securities as of the evaluation date.

During the years ended December 31, 2011, 2012 and 2013, the Group recorded an unrealized loss of RMB1.5 million, an unrealized gain of RMB3.4 million and an unrealized gain of RMB15.7 million, respectively, as components of other comprehensive income (loss), net of tax. In 2013, the Group disposed all of its marketable securities and reclassified previously unrealized accumulated gains amounting to RMB20.1 million in “investment income” in the consolidated statement of operations.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
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

(11)	Investments in affiliated companies

Affiliated companies include (i) investees over which the Group has significant influence, but which it does not control, and (ii) investees over which the Group does not have significant influence. Investments in affiliated companies where significant influence exists are accounted for by the equity method. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations and comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. The cost method is used for investments over which the Group does not have the ability to exercise significant influence and for which the investments do not have readily determinable fair values. Such investments are recorded and maintained at historical cost, as adjusted for possible impairment losses.

The Group continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance, and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. Impairment losses on equity method investments are included in “equity in losses of and impairments of investments in affiliated companies”. Impairment losses recorded during the years ended December 31, 2011, 2012 and 2013 were RMB5.6 million, RMB7.5 million and nil, respectively.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the PRC market. During the years ended December 31, 2011, 2012, and 2013, the costs incurred for development of on-line game products were not capitalized after technological feasibility was reached because the time period from the establishment of technological feasibility to the related commercial launch is generally nonexistent or very brief; therefore, related costs during such periods, being immaterial for capitalization, were expensed.

Website and internally used software development costs

The Group recognizes website and internally used software development costs in accordance with ASC 350-40. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated life. During the years ended December 31, 2011, 2012, and 2013, costs qualifying for capitalization were immaterial and as a result all website and internally used software development costs were expensed as incurred.

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

Software technologies, game engines, non-compete agreements, customer databases and trademarks acquired through business combinations

An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from a contractual or legal right or if it is separable as defined by ASC 805, “Business Combinations”. Software technologies, game engines, non-compete agreements, customer databases and trademarks arising from the acquisitions of subsidiaries and VIEs are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Software technologies	0.5 to 6 years
Game engines	3 to 10 years
Non-compete agreements	2.5 to 5 years
Customer databases	2 to 5.5 years
Trademarks	5 or 20 years
In-progress research and development	Indefinite life and subject to impairment testing until completed or abandoned

Net indefinite-lived in-progress research and development assets originally recorded prior to 2012 totaled RMB89.2 million (RMB95.2 million less RMB6.0 million of accumulated impairment) at December 31, 2011. After completion of the associated research and development efforts, the remaining amount of RMB89.2 million was reclassified to software technologies during the year ended December 31, 2012. Net book value of in-progress research and development assets was zero as of December 31, 2012 and 2013.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

(14)	Goodwill

Goodwill is accounted for at initial recognition and evaluated subsequently according to the provisions of ASC 805, "Business Combinations" and ASC 350, "Intangibles - Goodwill and Other." Goodwill is initially measured as the excess of (i) the total cost of an acquisition, fair value of the non-controlling interests, and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of an acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the income statement as a bargain purchase gain. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company’s annual impairment evaluation date, the Company tests impairment of goodwill at the reporting unit level, which is one step below the operating segment level. Under the traditional two step impairment evaluation approach, the fair value of a reporting unit is first determined using an income approach which considers projected cash flows, expenses, and appropriate discount rates tailored to the risk profiles of the specific reporting units, considering more generally the risk profile of the online game sector. The Group did not elect to use the optional qualitative screening approach and directly applied the traditional two-step impairment evaluation approach for all reporting units for all periods presented. Should the fair value of a reporting unit be less than its carrying value (including goodwill), an impairment charge would be then be measured by reference to the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of goodwill, determined in a manner similar to the assignment of purchase price in a business combination. Key factors that are considered by the Company and likely to have a bearing on potential impairments of goodwill include, but are not limited to, (1) recent operating performance and forecasts; (2) generation of, and growth anticipated in, cash flows; (3) the state of the online game business in the respective geographic area; (4) trends in monthly average users/monthly paying users; and (5) the game development pipeline at the business unit level. Based upon application of the two step impairment evaluation approach at the Group’s annual evaluation dates, no impairment losses were recorded in the years ended December 31, 2011 and 2012. In 2013, based upon a triggering event occurring before the annual evaluation date related to litigation involving Chengdu Simo(Note 26) and a contemporaneous assessment of reduced expectations for the entity’s future projected results of operations and cash flows, the Group recorded an impairment charge to reduce the Chengdu Simo reporting unit’s goodwill by RMB30.8 million (US$5.1 million). There were no other impairment charges in 2013.

(15)	Other long-term assets

Other long-term assets mainly represent upfront licensing fees for online games that have not yet been commercially launched and receivables from independent online game companies. Other long-term assets as of December 31, 2012 and 2013 include prepayments in respect of upfront licensing fees paid for new games of RMB171.1 million and RMB115.8 million, respectively. Receivables from independent online game companies as of December 31, 2012 and 2013 amounted to RMB21.4 million and RMB23.9 million, respectively.

(16)	Impairment of long-lived assets and intangible assets

Long-lived assets including finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Group had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount by which the carrying value exceeds fair value. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. During the years ended December 31, 2011, 2012, and 2013, the Group recognized impairment losses of RMB23.2 million, nil and nil for its intangible assets, respectively, within costs of revenue and RMB49.6 million, RMB15.0 million and nil for its other long-term assets, respectively, within product development expenses. Impairments of other long-term assets consisted of prepaid upfront license fees on certain games that did not continue in the game development cycle as a result of beta testing; accordingly, such fees were fully expensed. As the assets subject to impairment were fully written off, no fair value measurement disclosures for non-recurring fair value measurements were considered warranted as remaining basis in the written-off assets was zero.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

(17)	Financial instruments

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, short-term investments, marketable securities, accounts receivable, prepayments and other current assets, foreign exchange forward contracts, amounts due from/to related parties, time deposits with maturity over one year, short-term borrowings, long-term borrowings, accounts payable, license fees payable, and other payables and accruals (Note 15).

The Group has from time to time entered into foreign exchange forward contracts with certain banks to reduce the Group’s exposure to significant changes in exchange rates between RMB and certain foreign currencies. These contracts are not designated as hedges pursuant to relevant accounting guidance and are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations and comprehensive income within “other income” (Notes 5 and 23).

(18)	Revenue recognition

The Group principally derives its revenues from in-game virtual items and game usage fees purchased by game players to play its Massively Multiplayer Online Role-Playing Games (“MMORPGs”, a recognized gaming industry term) and advanced casual games, which are collectively termed “MMO games”, and in-game virtual items purchased by game players to play its mobile games. A minor portion of the Group’s revenue is derived from licensing arrangements and other smaller sources.

MMO games

The Group recognizes MMO game revenues primarily under the item-based revenue model, in which revenues from the sales of in-game items are recognized when the items are consumed by the customers, for items with no further utility or very short lives, or over the estimated lives of the items for items that can be used over a period of time. The average periods for which players typically play the games and other player behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events launched, and market conditions, are utilized to arrive at the best estimates for lives of these in-game items. The Group assesses the estimated lives of in-game items for all the item-based games periodically. If there are indications of any significant changes to the estimated lives of the in-game items, such changes would be applied in the period of change prospectively. The Group’s revenues under the item-based revenue model are principally derived from in-game consumable virtual items, which generally are consumed in a very short period. The Group also recognizes MMO game revenues for a smaller number of its games under the time-based revenue model, in which revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with the published expiration policy. Deferred revenue is reduced as revenues are recognized.

The Group has assessed its relationships and arrangements under ASC 605-45 with respect to gross versus net reporting of revenue, and has concluded that reporting the gross amount equivalent to the amount that it receives from the sale of pre-paid game cards to distributors, which are subsequently activated and charged to the respective game accounts by players as deferred revenue, is appropriate as the Group is the primary obligor and it fulfills the online game services desired by the customers.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Net revenues generated from overseas game licensing and operations are also included in “MMO games”. The Group enters into licensing arrangements with overseas licensees to operate its MMO games in other countries or territories. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee. The initial license fee is based on a fixed amount and recognized ratably over the term of the license. The monthly revenue-based royalty fee is recognized when earned, provided that collectability is reasonably assured and the other key revenue recognition principles are met.

Mobile games

Mobile game revenues are realized under binding user agreements with paying players in which prices charged by the Group are fixed to the customers and collected upfront, substantially eliminating any credit risk. Such revenues realized upon the purchase of virtual currency are deferred, and earned (recognized) when performance has been completed. Performance is completed based upon the delivery of the gaming experience via in-game virtual items. Under the item-based revenue model, similar to the Group’s MMO games, revenues from the sale of in-game items are recognized when the items are consumed by paying players for items with no further utility or very short lives, or over the estimated lives of the items for items that can be used over a period of time. Revenues under the item-based revenue model are principally derived from in-game consumable virtual items, which generally are consumed immediately or in a very short period. The average periods over which players typically play games and other behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for estimated lives of these in-game items. The Group assesses the estimated lives of in-game items for all item-based games periodically. If there are indications of any significant changes to the estimated lives, such changes would be applied in the period of change prospectively. Deferred revenue is reduced as revenues are recognized.

For mobile game revenues, which are principally generated through marketing agents such as Apple’s App Store and Google’s Google Play (depending on the territory and country in which the games are offered), the Group recognizes revenues at gross amounts before deduction of commission fees due to the mobile device application providers, as the Group is the primary obligor in these arrangements. Shanda Games is responsible for the hosting, operations, and delivery of the gaming experience to end users, and has the latitude to establish pricing for virtual currency purchased by end users. The commission fees charged by these mobile device application platforms are recognized as a component of sales and marketing expense. For a few minor gaming titles delivered through certain third party intermediaries such as telecommunication operators solely in the PRC, the Group does not establish the prices for purchases by end users and therefore recognizes mobile game revenues for these few games on a net basis. However, such arrangements are quantitatively immaterial and constitute less than 2.1% of mobile game revenues.

Indirect taxes affecting revenues

The Group’s PRC subsidiaries are subject to business tax or value added tax and related surcharges on the gross receipts earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 3% to 17%. In the accompanying consolidated statements of operations and comprehensive income, business tax, value added tax, and related surcharges for revenues derived from on-line games are deducted from gross receipts to arrive at net revenues.

Since 1 January 2012, a Pilot Program transitioned specified industries from business tax to value added tax for entities located in Shanghai. This round of reform covered certain "Modern Service Industries," which includes research, development and technological services, information technology services, cultural innovation services, and certain other areas. The Pilot Program affected the Group’s PRC subsidiaries Shengqu and Lansha, whose applicable rates shifted from the business tax rate of 5% to the value added tax rate of 6% from 1 January 2012 onwards.

Since 1 December 2012, VIEs including Shulong, Nanjing Shulong, and Tianjin Youji were transitioned from the business tax regime to the value added tax regime, affected by further changes introduced by the Pilot Program. Since 1 August 2013, the Pilot Program was further implemented in Sichuan Province, where certain of the Group’s VIEs are domiciled, and VIEs including Chengdu Youji, Chengdu Simo, and Chengdu Aurora were also transitioned from the business tax regime to the value added tax regime. The value added tax rate was 6% for all of these VIEs.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Shengzhan and Nanjing Shanda were transitioned from the business tax regime to the value added tax regime as a result of the Pilot Program since 1 January 2012 and 1 November 2012, respectively. Shengjing is still a business tax taxpayer, and it is allowed to be taxed on a net income basis under current business tax rules.

Other Revenues

Other revenues are principally comprised of advertising revenues and revenues generated from the provision of platform services and prepaid card sales agent services (certain of which are derived from related parties – Note 22).

Advertising revenues are derived from online advertising whereby the Company allows advertisers to place advertisements on particular areas of its platform, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Advertising revenues amounted to approximately RMB56 million, RMB18.6 million and RMB0.5 million during the years ended December 31, 2011, 2012, and 2013, respectively.

For the years ended December 31, 2011, 2012, and 2013, RMB48.7 million, RMB58.6 million, and RMB35.1 million (US$5.8 million), respectively, of related party revenues were included in consolidated net revenues. These related party revenues, which were not separately presented on the face of the consolidated statement of operations and comprehensive income given their insignificance (for example, such revenues represented only 0.8% of consolidated net revenues in 2013), are principally comprised of platform service fees and prepaid card distribution fees received from companies under the common control of Shanda Interactive(Note 22).

(19)	Deferred revenue

For MMO game revenue, deferred revenue represents proceeds received from distributors relating to the sale of pre-paid cards which are activated or charged to the respective player game accounts by players, but which have not been consumed by players or expired. For mobile game revenue, deferred revenue represents purchases charged to the respective player game accounts by players which have not been consumed by players or expired. For licensing revenues, deferred revenues represent the unamortized balance of the initial license fee paid by overseas licensees. Non-current deferred revenues are primarily comprised of unamortized upfront license fees to be recognized beyond the next 12 months.

For revenues generated from prepaid card distribution service, deferred revenues represent all proceeds, net off discounts, that are received from distributors or retailers after the delivery of the prepaid cards, and less the amount which have been activated or charged to the respective player accounts for MMO game, mobile game or other services.

(20)	Deferred licensing fees and related costs

Upon the receipt of prepaid card sales proceeds which can be specifically attributed to certain MMO games, the Group is obligated to pay on-going licensing fees in the form of royalties and other costs related to such proceeds, including business tax and related surcharges. As revenues are deferred (Note 2(19)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related prepaid card sales proceeds are recognized as revenue.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

(21)	Cost of revenues

Cost of revenues consists primarily of platform operations costs, upfront and ongoing licensing fees, salaries and benefits, share-based compensation, depreciation and amortization expenses and other expenses incurred by the Group and are recorded on an accrual basis.

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

Sales and marketing costs consist primarily of advertising and market promotion expenses, salaries and benefits, share-based compensation, and other expenses incurred by the Group’s sales and marketing personnel, and the operational costs incurred by the Group’s in-house prepaid card distribution and marketing entity Shengjing. Sales and marketing costs are recorded on an accrual basis. Advertising and marketing promotion expenses amounted to approximately RMB197.5 million, RMB178.9 million and RMB228.8 million during the years ended December 31, 2011, 2012, and 2013, respectively.

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

In accordance with ASC 718, the Group has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. Compensation cost is accrued if it is probable that a performance condition will be achieved and is not accrued (or previously recognized amounts are reversed) if it is not probable that a performance condition will be achieved (or a previous conclusion is changed to improbable).

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

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

The Group follows ASC 740-10-25 guidance regarding uncertain tax positions which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Group did not have any interest and penalties associated with uncertain tax positions and did not have any material liabilities for unrecognized tax benefits arising from uncertain tax positions for the years ended December 31, 2011, 2012, and 2013.

(28)	Statutory reserves

China

The PRC subsidiaries and the VIEs are required on an annual basis to make appropriations of retained earnings set at certain percentages of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

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

The VIEs, in accordance with the PRC Company Law, must make appropriations to (i) the statutory reserve fund and (ii) the discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such funds have reached 50% of the company’s registered capital. The discretionary surplus fund appropriations are at the VIEs’ discretion.

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off accumulated losses, enterprise expansion, or increasing registered capital. The enterprise expansion fund can be used to expand production and operations or to increase registered capital.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended December 31, 2011, 2012, and 2013, the Group made total appropriations to these statutory reserves of approximately RMB5.6 million, RMB5.1 million and RMB7.2 million, respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Korea

Actoz and Eyedentity are required to appropriate, as the legal reserves, the amount equivalent to a minimum of 10% of cash dividends paid until such reserves equal 50% of their issued capital stock in accordance with the Commercial Code of Korea. The reserves are not available for the payment of cash dividends, but may be transferred to capital stock by an appropriate resolution of the company’s board of directors or used to reduce accumulated deficit, if any, with the ratification of a majority of the company’s shareholders. The Group made no appropriations in 2011. An appropriation of approximately KRW648.9 million (RMB3.8 million) was made in 2012. The Group made no appropriations in 2013.

(29)	Dividends

In November 2011, the Company declared cash dividends in the aggregate amount of US$289.7 million (equivalent to RMB1,823.3 million) or US$0.51 per ordinary share (US$1.02 per American Depositary Share (ADS)) to all shareholders or ADS holders of record as of December 20, 2011 (the "record date"). Cash dividends of US$286.8 million (equivalent to RMB1,810.0 million) were subsequently paid in 2012. Dividends of US$208.6 million were paid to the Company’s parent company and controlling shareholder, Shanda Interactive, in 2012. Cash dividends of US$1.1 million (equivalent to RMB6.6 million) were subsequently paid in 2013, representing payment of a portion of the remaining dividend payable balance associated with the 2011 dividend declaration on previously restricted shares which vested during 2013. The remaining dividend payable balance at December 31, 2013 principally relates to dividends from the 2011 declaration attributable to unvested restricted shares.

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

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. During the year ended December 31, 2013, the Group reclassified accumulated gains in the amount of RMB20.1 million from accumulated other comprehensive income (loss) to “investment income” in the consolidated statement of operations upon the disposition of marketable securities and realization of previously unrealized gains.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

(32)	Segment reporting

Based on the criteria established by ASC 280, the Company currently operates and manages its business as a single operating and single reportable segment, whose business is developing and operating online games. Certain enterprise-wide disclosures are located in Note 25.

(33)	Fair value measurements

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Group to develop its own assumptions.

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, marketable securities, foreign exchange forward contracts, time deposits with maturity over one year, accounts receivable, amounts due from/to related parties, prepayments and other current assets, short-term borrowings, long-term borrowings, accounts payable, licensing fees payable, and other payables and accruals.

As of December 31, 2012 and 2013, the carrying values of cash and cash equivalents, restricted cash, short-term investments, time deposits with maturity over one year, accounts receivable, amounts due from/to related parties, prepayments and other current assets, short-term borrowings, accounts payable, licensing fees payable, other payables and accruals approximated their fair values. As long-term borrowings were issued shortly before year end, the carrying value approximated their fair values. Accounts receivable, amounts due from/to related parties, prepayments and other current assets, accounts payable, licensing fees payable, and other payables and accruals, which are measured at carrying value, would represent Level 3 fair value measurements if carried at fair value due to the presence of significant unobservable inputs. In a similar fashion, the Group’s cash and cash equivalents, short-term investments, time deposits with maturity over one year, short-term borrowings, and long-term borrowings would represent Level 2 measurements due to the presence of significant observable inputs such as interest rates.

On a recurring basis, the Group measures (measured) its marketable securities and foreign currency forward contracts at fair value. The marketable securities are measured on the basis of actual prices quoted in actively traded markets for the related common shares. Fair value is developed for the foreign currency forward contracts based upon the terms underlying the forward contracts and commonly accepted valuation methodologies for currency forwards based upon discounted cash flow analysis, with reference to observable inputs such as forward rates available in the marketplace.

As of December 31, 2012 and 2013, information about the fair value measurements of the Group’s certain assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows (based on the classification of the inputs):

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities – Common stock	7,221	7,221	—	—
Derivative liability- foreign currency forward contracts	(9,312)	—	(9,312)	—
(included in “Other payables and accruals ” in balance sheet) (Note 15, 23)

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities – Common stock	—	—	—	—
Derivative liability- foreign currency forward contracts	(2,426)	—	(2,426)	—
(included in “Other payables and accruals ” in balance sheet) (Note 15, 23)

During the historical periods presented, there were no transfers between fair value measurements categorized as level 1 or level 2.

From time to time, the Group writes off certain specific license fee assets associated with its online games. These assets represent prepaid upfront license fees related to game intellectual property licensed from third parties which are included in other long-term assets (or intangible assets once technological feasibility of the related game has been reached) at their original contractual values representing fees paid to third parties under the contractual arrangements. As triggered by factual circumstances, the Group evaluates the prepaid fees for games for which the commercial viability is uncertain or game development does not successfully pass the testing phase and fully writes off the contractual value of related fees paid. During the years ended December 31, 2011, 2012 and 2013, the Group recognized impairment losses of RMB23.2 million, nil and nil for its intangible assets, respectively, and RMB49.6 million, RMB15.0 million and nil for its other long-term assets, respectively. The Group has not presented tabular disclosures or further qualitative information regarding fair value for these level 3-classified assets because the amounts involved are not material and related fees have been fully written off accordingly, the related fair values are zero for any balance sheet date. Additionally, during the year ended December 31, 2013, the Group recorded an impairment charge of RMB30.8 million for a portion of the goodwill associated with its Chengdu Simo reporting unit. The fair value of the remaining goodwill associated with Chengdu Simo immediately after the impairment was determined to be RMB22.8 million. Further information concerning this non-recurring level 3 measurement is not included herein as the related amount is immaterial to the Group’s financial statements.

(34)	Business combinations and non-controlling interests

The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Group acquired based on their estimated fair values.

The Group follows ASC 805, “Business Combinations.” Pursuant thereto, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

As described in Notes 1 and 4, the Group acquired certain commonly controlled businesses from Shanda Online during 2013 and accounted for the acquired businesses in a manner similar to a pooling-of-interests with retrospective consolidation for all historical periods presented.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base cash flow projections, and assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the differences could be material.

(35)	Reclassifications

Beginning with its announcement of its unaudited results for the first quarter of calendar 2013, the Group adjusted the presentation of its net revenues. Previously, the Group reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two revenue categories. Three revenue categories are now being reported prospectively from 2013. These include MMO game revenues, mobile game revenues, and other revenues; the addition of the mobile games revenue category was warranted by the significant growth in mobile games. Each of these three categories of revenue includes revenues derived both inside and outside China (refer to Note 25 for revenues by geography). Prior period amounts reported in the Group’s consolidated statement of operations for 2011 and 2012 have been reclassified to conform to the current presentation.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Recently Effective

In February of 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments in this ASU require an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income (for example, where amounts are reclassified to inventory), an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective with prospective application for reporting periods beginning after December 15, 2012. The Group adopted this ASU with effect from January 1, 2013; the adoption of this ASU did not have a material impact for the year ended December 31, 2013 as the amount of gains reclassified from accumulated other comprehensive income (loss) to net income was immaterial (Note 2(31)); moreover, this ASU is not reasonably expected in the future to have a material impact on the Group’s consolidated financial statements due to the relative insignificance of amounts included in accumulated other comprehensive income (loss) which qualify for potential reclassification based upon underlying events and/or the remote likelihood of reclassification.

4.	BUSINESS COMBINATIONS

Acquisition completed in 2013

The 2013 Transaction

On August 31, 2013, the Group acquired businesses from Shanda Online, a majority owned subsidiary of the Group’s ultimate parent Shanda Interactive, including (i) Shengzhan (and its subsidiaries Nanjing Shanda and Jiangsu Shanda), which provided (and continues to provide) online platform services to the Group, (ii) Shengjing, which provided (and continues to provide) prepaid card distribution and marketing services to the Group, and (iii) certain tangible computing assets integral to the businesses. As further described in Note 1, this acquisition (the “2013 Transaction”) was accounted for under applicable U.S. GAAP as a reorganization of entities under common control. Therefore, the assets and liabilities of the acquired businesses were consolidated with those of Shanda Games at their historical carrying amounts. Due to the acquisition resulting in a change in reporting entity, the financial statements of the acquired businesses were retrospectively consolidated (after eliminating inter-entity transactions) with those of Shanda Games from the time of inception of common control (2008). Hence, the accompanying consolidated financial statements include the results of the acquired businesses for all periods and dates presented.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Total consideration due to Shanda Interactive for the acquisition was US$812.7 million. The consideration was partially settled at the transaction date in the third quarter of 2013 through (i) a non-cash exchange of receivables due to the Group from Shanda Interactive in the amount of US$167.6 million and (ii) a cash payment in the amount of US$201.6 million. Immediately following the transaction date, the remaining consideration due to Shanda Interactive was approximately US$443.5 million. Subsequent to the transaction date and prior to December 31, 2013, US$301.2 million of the deferred portion of the total consideration was paid in cash. The remaining portion of the total consideration due to Shanda Interactive at December 31, 2013 of US$142.3 million will be settled in cash on or before June 30, 2014.

Given the 2013 Transaction resulted in retrospective consolidation of the acquired businesses under common control, supplemental pro forma disclosures are not relevant. Balance sheet amounts, at historical carrying values, retrospectively consolidated at December 31, 2012, or as of the date of the transaction, are as follows. At the date of the transaction, the excess of total consideration (net of cash acquired) over the carrying value of the businesses acquired was charged to shareholders’ equity as a contribution to Shanda, exhausting retained earnings and additional paid-in-capital.

	December 31, 2012	August 31, 2013
	RMB	RMB
Total assets consolidated into the Group	1,093,483	818,710
Total liabilities consolidated into the Group	918,571	690,664
Net assets consolidated into the Group	174,912	128,046
Total purchase price due to Shanda	—	4,977,420
Excess of purchase price over carrying value of net assets	—	4,849,374
Excess purchase price charged to retained earnings	—	3,236,036
Excess purchase price charged to additional paid-in-capital	—	1,613,338

The significant components of acquired assets and liabilities, at their carrying values, acquired at the transaction date (and retrospectively consolidated into the Group’s previously reported December 31, 2012 balance sheet amounts) are as follows. These amounts include the effects of intercompany transactions, but are shown in the accompanying consolidated financial statements post-elimination of intercompany transactions.

	December 31, 2012	August 31, 2013
	RMB	RMB
Assets acquired
Cash and cash equivalents	31,585	29,262
Accounts receivable, net of allowance for doubtful accounts	80	409
Accounts receivable due from related parties	149,310	175,480
Prepayments and other current assets	4,882	2,682
Other receivables due from related parties	821,673	540,025
Property and equipment, net	67,934	51,137
All other current and noncurrent assets	18,019	19,715
Total assets consolidated into the Group	1,093,483	818,710

Liabilities acquired
Accounts payable	12,100	28,129
Accounts payable due to related parties	362,720	296,182

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

	December 31, 2012	August 31, 2013
	RMB	RMB
Taxes payable	9,637	5,588
Deferred revenue	211,769	202,380
Other payables due to related parties	—	56,654
Other payables and accruals	135,958	62,826
All other current and noncurrent liabilities	186,387	38,905
Total liabilities consolidated into the Group	918,571	690,664

Total equity consolidated into the Group	174,912	128,046

(Among the total assets and liabilities acquired, receivables of RMB60.3 million and 73.9 million, and payables of RMB324.8 million and RMB268.4 million between the Group and the acquired businesses as of December 31, 2012 and August 31, 2013 will be eliminated in consolidation.)

The useful lives of the assets acquired in the 2013 Transaction are consistent with those of the existing assets of the Group. Due to consistent accounting policies and methods between Shanda Games and the acquired businesses, there were no adjustments necessary to conform accounting methods.

As described in Note 10, the Group holds a 6.24% equity interest in Shanda Online accounted for pursuant to the cost method, which was originally acquired on March 31, 2012. As the acquired businesses in the 2013 Transaction were wholly controlled by Shanda Online, the applicable portion of the cost method investment in Shanda Online acquired in 2012 representing the 6.24% of the underlying businesses indirectly owned by the Group, amounting to RMB2.9 million, was de-recognized as of the original investment date (March 2012) due to the retrospective consolidation of the acquired businesses into Shanda Games’ consolidated financial statements.

Acquisition of Mage of East

In November 2013, the Group acquired a 51% controlling equity interest in Mage of East, a game operating company based in South Korea, for cash consideration of KRW700.0 million (approximately RMB4.0 million). The goodwill associated with this acquisition was RMB2.0 million. The non-controlling interest arising from this acquisition was RMB2.0 million. Due to the immaterial nature of this transaction, no further disclosure of the purchase price allocation or other effects is included herein.

Subsequent divestiture of eFusion

In October 2013, the Group entered into an agreement with the non-controlling shareholders of eFusion to sell 42% of the total equity interests in eFusion to the non-controlling shareholders for consideration of €0.4 million (approximately RMB2.9 million). After the sale, the Group continued to own 28% of eFusion and accounted for such investment as an equity method investment, recognizing the initial investment at its fair value at the time of disposal. Accordingly, the Company deconsolidated eFusion at its net book value of RMB6.4 million, recognizing investment loss on disposal of RMB3.2 million in the Group’s statement of operations.

Acquisition completed in 2012

Acquisition of eFusion

In July 2012, the Group acquired 70% of the total equity interests in eFusion, a game operating company which mainly provides services in Germany, for cash consideration of €2.3 million (approximately RMB18.4 million). Total identifiable intangible assets acquired of approximately RMB12.3 million mainly represented the trademark and customer database. The weighted average amortization period for the identifiable intangible assets acquired was 5 years. The goodwill associated with this acquisition was RMB0.7 million. The non-controlling interest arising from this acquisition was RMB5.5 million. Based on an assessment of the amounts involved in the acquisition, this acquisition was not material to the Group; accordingly, the purchase price allocation, pro forma financial information, and other disclosures are not presented.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Subsequent divestiture of Mochi

At the end of March 2012, the Group closed the transfer of 100% of the equity interests in Mochi to Shanda Online Entertainment Limited (“Shanda Online”), a wholly-owned subsidiary of Shanda, in exchange for 6.24% of the equity interests of Shanda Online. The transaction was primarily driven by the Group’s strategy to focus on more intensive-play or advanced online games, versus the games offered on Mochi’s platform, which are mostly mini casual games. Mochi’s business model, which is centered on distribution and network services for online games, as well as the provision of advertising services, is also different from the Group’s core business model.

As the share swap transaction occurred between entities under the common control of Shanda, no gain or loss was recognized in the Group's statement of operations. After the closing of the transfer, the Company deconsolidated Mochi at its net carrying amount of RMB370.7 million and recorded the 6.24% equity interest in Shanda Online of RMB127.4 million at Shanda’s carry–over basis as a long-term investment (under the cost method) included in “investment in affiliated companies” on the consolidated balance sheet. The excess of RMB243.4 million of the net carrying amount deconsolidated for Mochi over the 6.24% equity interest acquired in Shanda Online was treated as a contribution to Shanda, and was recognized as a charge of RMB244.0 million to additional paid-in capital and an increase of RMB0.6 million in other comprehensive income.

The Group has not reflected the divestiture of Mochi as a discontinued operation for accounting purposes as the Group has had continuing involvement with Mochi on a prospective basis.

Subsequent share transfer of Eyedentity

On October 10, 2012, Games International, a Singaporean subsidiary of the Group which previously was the 100% owner of Eyedentity, closed the sale of 532,066 common shares of Eyedentity or 20.5% of Eyedentity’s outstanding equity interests, to the Group’s majority-owned (51% owned) Korean subsidiary Actoz for cash consideration, due in two installments, of KRW113.5 billion (US$106.6 million or RMB643.7 million). As of December 31, 2012, Actoz paid the initial payment of KRW60.0 billion (US$53.9 million or RMB339.9 million). The amount remitted to Games International reflected the KRW60.0 billion net of tax withholding for Korean capital gains tax and securities transaction tax of KRW13.0 billion (US$11.7 million or RMB73.7 million). The second installment payment of KRW53.6 billion (US$48.2 million or RMB303.8 million) has been paid to Games International before the first anniversary of the closing date, with interest accrued at the rate of 3.7% per annum. After the closing of the sale, as Eyedentity's controlling shareholder, the Group continued to consolidate Eyedentity in its consolidated financial statements. This transfer of a portion of Eyedentity’s equity to Actoz was undertaken on the basis of enhancing Actoz’s publishing capabilities as Eyedentity has strong game intellectual properties as well as better aligning Eyedentity and Actoz for research and development cooperation.

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

Acquisition completed in 2011

In April 2011, the Group acquired a 51.85% equity interest in a game operating company which mainly provides services in East Asia, for total consideration of US$3.0 million (approximately RMB18.9 million) in cash and assumption of liabilities of RMB10.4 million. Total identifiable intangible assets acquired of approximately RMB25.7 million mainly represent a trademark, software technology and the customer database. The weighted average amortization period for the identifiable intangible assets acquired is 4.4 years. The goodwill associated with this acquisition was RMB5.2 million. Based on an assessment of the amounts involved in the acquisition, this acquisition was not material to the Group; accordingly, the purchase price allocation, pro forma financial information, and other disclosures are not presented.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

Certain non-controlling shareholders have a right to require the Group to purchase the outstanding non-controlling interests held by them after the completion of the acquisition at a fixed price if the game operating company fails to complete an initial public offering before 2014. Upon the date of consolidation, the related non-controlling interests were recognized at fair value (using an income approach to measurement) and are presented as redeemable non-controlling interests in the consolidated balance sheet. As the initial public offering of the game acquiree cannot be anticipated or considered probable until it happens, the redemption of the non-controlling interests is considered probable and accretion of RMB0.6 million in the redemption value was recognized in retained earnings to adjust the initial carrying amount to the redemption value of RMB14.0 million at the consolidation date. No further accretion adjustments were required after the consolidation date. The game operating company did not complete a public offering before 2014; none of the put rights have yet been exercised.

5.	OTHER INCOME (EXPENSE), NET

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Government financial incentives	203,671	183,915	159,359
Foreign exchange (loss) / gain	25,852	(3,408)	(25,066)
(Loss)/ gain recognized on foreign currency forward contracts (Note 23)	—	(22,476)	1,929
Bank charges	(10,307)	(18,893)	(5,333)
Donation expenses	(1,092)	(182)	(163)
Others	(8,563)	(10,140)	5,267
Other income, net	209,561	128,816	135,993

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

Bank charges represent fees assessed by third party banks in relation to various short-term borrowings and long-term borrowings drawn from banks by the Group (Note 14, 16) and are expensed at the time they are incurred due to the shorter-term nature of the borrowings (generally one year or less) and the insignificance of the charges to the Group’s results of operations.

6.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong were subject to a 16.5% tax rate for the years ended December 31, 2011, 2012 and 2013, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

Singapore

Games International is subject to income tax on taxable income as reported in its statutory financial statements adjusted in accordance with Singapore income tax legislation. Games International was subject to an income tax rate of 17% for the years ended December 31, 2011, 2012 and 2013.

Germany

Shanda Europe is subject to income tax on taxable income as reported in its statutory financial statements adjusted in accordance with Germany income tax law. Shanda Europe was subject to an income tax rate of 15% for the year ended December 31, 2013.

China

The PRC Corporate Income Tax Law (“CIT”), among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises.

Relevant governmental regulatory authorities have established qualification criteria, application procedures and assessment processes for “high and new technology enterprises”, which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a “high and new technology enterprise” is re-assessed by the relevant PRC governmental authorities every three years.

Shengqu and Chengdu Aurora have been recognized as “high and new technology enterprises” and enjoyed the 15% preferential rate status for 2011, 2012, and 2013. Shanghai Shulong, which previously enjoyed the 15% preferential rate prior to 2011, was subject to a 25% income tax rate in 2011, 2012 and 2013 on account of non-qualification. In addition, Shengqu also obtained qualification as a key national software enterprise for 2011 and 2012 in May 2013. As a result, Shengqu reversed RMB97.2 million (US$15.7 million) in income tax expenses during the second quarter of 2013 for the excess tax charge in 2011 and 2012. Therefore, Shengqu was entitled to preferential income tax rates of 10%, 10% and 15% for the years 2011, 2012 and 2013, respectively. In 2010, Lansha also obtained the “high and new technology enterprise” 15% preferential rate status for a three-year period which expired December 31, 2012. Therefore, the statutory tax rates for 2011, 2012 and 2013 for Lansha were 15%, 15% and 25%, respectively. In 2012, Shengji obtained approval for “high and new technology enterprise” status which is effective for three years from 2012 to 2014.

In April 2010, Shengji, as “a software development enterprise,” which is an incremental and even more favorable type of preferential tax treatment than “high and new technology enterprise” status, was granted a two-year CIT exemption for the years 2009 and 2010 followed by a three year 50% EIT reduction on its taxable income for the years 2011 through 2013, which was effective retroactively from January 1, 2009. However, in 2012, Shengji was re-assessed by the relevant tax bureau and asked to pay additional tax charges of RMB21.9 million related to 2011 because it was asserted that Shengji did not qualify for the preferential tax rate of 12.5% (50% of 25% CIT statutory rate) for the years from 2011 to 2013. The retroactive tax charge was recorded in 2012 as income tax expense. Beyond this immaterial additional tax charge for Shengji in 2012, the Group did not have, and does not have, any other material uncertain tax positions. The statutory tax rates for 2011, 2012 and 2013 for Shengji were 25%, 15% and 15%, respectively.

As Chengdu Aurora also qualified as a “software development enterprise,” it was granted a three year 50% EIT”) reduction on its taxable income from 2009 to 2011, with a reversion to the “high and new technology enterprise” rates after 2011. The applicable tax rates for 2011, 2012, and 2013 for Chengdu Aurora were 12.5%, 15% and 15%, respectively.

The Corporate Income Tax Law also imposes a 10% withholding tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Where an appropriate tax treaty is in place between the PRC and another relevant jurisdiction, rates below 10% may be available. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. In 2011, 2012 and 2013, in light of the special dividend declared to shareholders described in Note 2(29) and the necessity of distributing a portion of accumulated profits for such dividend, and the possibility of dividends in the future based upon past experience, withholding tax was accrued, and continues to be accrued, for the Group’s PRC subsidiaries (as described below) based on a 5% tax rate. Amounts accrued and recognized in income tax expense were RMB116.5 million, RMB54.5 million and RMB54.4 million, respectively, in 2011, 2012 and 2013, for certain of the accumulated undistributed profits in the Group's PRC entities.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

The Group has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of its VIEs, which amounted to RMB1,737.8 million at December 31, 2013 as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Group's PRC subsidiaries; moreover, the Group has the intent and ability to indefinitely reinvest such accumulated profits for expansion of its PRC business, in line with its strategic goals. With respect to the Group's PRC subsidiaries (exclusive of its VIEs), the Group has provided withholding tax accruals on all of the accumulated undistributed profits of such entities based upon the Group's anticipated higher level needs and past evidence of distributions (such as a 2011 special dividend).

Korea

Actoz and Eyedentity are subject to income tax on taxable income as reported in their statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea (the “Korea Income Tax Laws”). Under the Korea Income Tax Laws, corporations were subject to progressive tax rate, 11% for the corporation's annual taxable income up to KRW200 million, 22% for the corporation's annual taxable income over KRW200 million but less than KRW 20 billion, and 24.2% for the corporation's annual taxable income over KRW20 billion for the years ended  December 31, 2011, 2012 and 2013. The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws. Actoz was subject to a marginal tax rate of 24.2% in 2011, 2012 and 2013. Eyedentity was subject to a marginal tax rate of 24.2%, 24.2% and 22% in 2011, 2012 and 2013.

Pursuant to the Korea Income Tax Laws, dividends distributed by a foreign invested enterprise to its immediate holding company outside Korea will be subject to 15% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with Korea that provides for a different withholding arrangement. According to the Korea and Singapore Taxation Arrangement, dividends paid by a foreign invested enterprise in Korea to its direct holding company in Singapore will be subject to withholding tax at a rate of no more than 10% (if the foreign investor owns directly at least 25% of the shares of the foreign invested enterprise). Eyedentity planned to distribute dividends to Games International in 2012, and withholding tax was accrued at 10% in the amounts of RMB17.5 million and RMB5.5 million in 2011 and 2012, respectively. The accrued withholding tax was fully paid in 2012. No withholding tax was accrued in 2013 as no further dividend distributions are planned for the foreseeable future; moreover, management has concluded that it has the intention to indefinitely reinvest profits of Eyedentity prospectively.

Composition of income tax expense

Earnings before income taxes for the years ended December 31, 2011, 2012, and 2013 were taxed within the following jurisdictions (where “mainland” excludes Hong Kong):

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
PRC mainland entities	2,560,901	2,361,990	1,870,816
Non-PRC mainland entities	119,050	(6,912)	86,982
Total	2,679,951	2,355,078	1,957,798

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income during the years ended December 31, 2011, 2012 and 2013 are as follows:

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Current income tax expense
PRC mainland entities	428,200	393,630	244,413
Non-PRC mainland entities	98,441	112,833	77,033
Total	526,641	506,463	321,446
Deferred income tax expense (benefit)
PRC mainland entities	(16,621)	13,049	(24,808)
Non-PRC mainland entities	(34,800)	(33,933)	(28,721)
Total	(51,421)	(20,884)	(53,529)
Withholding tax
Non-PRC mainland entities	133,978	59,960	54,356
Income tax expense
PRC mainland entities	411,580	406,680	219,605
Non-PRC mainland entities	197,619	138,860	102,668
Total	609,199	545,540	322,273

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliations between the statutory rate and the Group’s effective tax rate for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Statutory income tax rate (PRC CIT rate)	25%	25%	25%
Effect of qualified lower tax rates awarded to certain PRC entities	(8)%	(8)%	(12)%
Effect of withholding taxes	5%	3%	3%
Effect of change in valuation allowance	1%	2%	—
Tax paid for the sale of equity interests in Eyedentity to Actoz	—	1%	—
Effective income tax rate	23%	23%	16%

The effect of qualified lower tax rates awarded to certain PRC entities, as included in the preceding and following tables, specifically refers to the reduced statutory tax rates awarded by relevant authorities to certain PRC entities for defined periods to “high and new technology enterprises”, “key national software enterprises” and “software development enterprises” as described earlier. The aggregate amount and per share effect of the qualified lower tax rates are as follows:

	For the years ended December 31,
	2011	2012	2013
(in thousands, except per share data)	RMB	RMB	RMB
Aggregate effect	220,521	199,217	229,304
Basic ordinary share effect	0.39	0.36	0.43
Diluted ordinary share effect	0.39	0.36	0.43

Significant components of deferred tax assets and deferred tax liabilities are as follows:

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

	December 31, 2012	December 31, 2013
	RMB	RMB
Deferred tax assets
Licensing fees and related costs and deferred revenues	29,704	24,251
Temporary differences related to deductible expenses	64,926	73,096
Other temporary differences	20,904	46,166
Foreign tax credits of Actoz and Eyedentity	200,264	205,634
Less: Valuation allowance	(215,080)	(217,608)
Total deferred tax assets, net of valuation allowance	100,718	131,539
Deferred tax liabilities
Intangible assets arising from business combinations	102,420	76,892
Withholding taxes	53,516	61,616
Total deferred tax liabilities	155,936	138,508

Movement of valuation allowances

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of year	180,169	189,219	215,080
Current year additions	9,050	37,172	2,528
Current year disposal due to divestitures	—	(11,311)	—
Balance at end of year	189,219	215,080	217,608

Valuation allowances have been provided on certain deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2011, 2012 and 2013, the majority of valuation allowances were provided because it was more likely than not that the Group would not be able to utilize certain foreign tax credit carry forwards generated by a subsidiary. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase net income when those events occur. In 2012, a portion of the valuation allowance was de-recognized as a result of the divestiture of Mochi.

As of December 31, 2013, total tax credit carry forwards of KRW4,015 million (equivalent to RMB23.0 million), KRW9,534 million (equivalent to RMB54.8 million), KRW11,287 million (equivalent to RMB64.8 million), KRW6,887 million (equivalent to RMB39.5 million) and KRW4,533 million (equivalent to RMB26.0 million) will expire in 2015, 2016, 2017, 2018 and 2019, respectively.

7.	EARNINGS PER SHARE

Basic and diluted earnings per ordinary share attributable to the Company’s shareholders are calculated in accordance with ASC 260, “Earnings Per Share.” Earnings per ordinary share do not differ between Class A and Class B ordinary shares, as there are no differences between the share classes as it relates to distributions of earnings. Reconciliations of the numerator and denominator of the per-share computations for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the years ended December 31,
	2011	2012	2013
(in thousands, except share and per share data)	RMB	RMB	RMB
Numerator:
Net income attributable to Shanda Games Limited’s ordinary shareholders for basic and diluted earnings	2,039,074	1,765,392	1,587,888
Denominator:
Weighted-average ordinary shares outstanding for basic calculation	567,138,809	554,813,612	536,790,221
Dilutive effect of share options	39,884	28,461	605,192
Denominator for diluted calculation	567,178,693	554,842,073	537,395,413
Net income per ordinary share attributable to Shanda Games Limited’s ordinary shareholders - basic	3.60	3.18	2.96
Net income per ordinary share attributable to Shanda Games Limited’s ordinary shareholders - diluted	3.60	3.18	2.95

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

For 2011, 2012 and 2013, the Group excluded 30,448,623, 27,646,400 and 16,723,609, respectively, outstanding weighted average stock options from the calculation of diluted earnings per common share because their effects were anti-dilutive.

8.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2013 include cash balances held by the VIEs of approximately RMB263.7 million. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 26). However, these cash balances can be utilized by the Group for its normal operations pursuant to various agreements which enable the Group to substantially control the VIEs as described in Note 2(3) for its normal operations.

The Group’s cash and cash equivalents are held with major financial institutions located both inside the PRC (subject to PRC laws and regulations concerning foreign exchange) and outside the PRC. At December 31, 2012 and 2013, cash and cash equivalents were distributed as follows, by geography, by type of entity, and by major currency denomination.

	December 31, 2012	December 31, 2013
	RMB	RMB
Cash and cash equivalents held by PRC entities
Held by the Group’s consolidated affiliates (VIEs) (denominated in RMB)	563,344	252,472
Held by other PRC entities (denominated in RMB)	1,104,114	408,063
Held by other PRC entities (denominated in U.S. Dollars)	15,910	24,866

Cash and cash equivalents held by non-PRC entities
Held in U.S. Dollars (US$53,587 and US$24,549 at December 31, 2012 and 2013, respectively)	336,820	149,674
Held in Korean Won (KRW14,214,904 and KRW1,780,621 at December 31, 2012 and 2013, respectively)	83,143	10,221
Held in other currencies	29,043	32,317
Total cash and cash equivalents	2,132,374	877,613

9.	ACCOUNTS RECEIVABLE

	December 31, 2012	December 31, 2013
	RMB	RMB
Accounts receivable	114,121	199,264
Less: Allowance for doubtful accounts	(6,636)	(5,952)
	107,485	193,312

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

The movements of the allowance for doubtful accounts during the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of year	3,919	3,109	6,636
Add: Current year additions	1,752	3,696	232
Less: Current year write-offs	(2,137)	(204)	(672)
Foreign currency translation	(425)	35	(244)
Balance at end of year	3,109	6,636	5,952

10.	INVESTMENTS IN AFFILIATED COMPANIES

The following table includes the Group’s carrying amounts and percentages of ownership of the investments in affiliated companies under the equity and cost methods as of December 31, 2013 and the carrying amounts as of December 31, 2012:

	December 31, 2012	December 31, 2013
	RMB	RMB	Percentage Ownership
Investment in affiliated companies under the equity method:
Beijing Chenkang Technology Co., Ltd ("Beijing Chenkang")	8,722	8,235	25%
Shanghai Maishi Information Technology Co., Ltd. ("Shanghai Maishi")	4,237	4,069	20%
WIP-KIF MCI Investment Fund ("MCI Investment Fund")	5,912	15,003	12%
Anipark Co., Ltd. (“Anipark”)	1,550	606	11%
Shanghai Shimai Information Technology Co., Ltd ("Shanghai Shimai")	1,181	1,126	25%
Shanghai Siyuan Digital Technology Co.; Ltd ("Shanghai Siyuan"	1,916	1,673	20%
Chongqing Xiaoheiwu Technology Co., Ltd("Chongqing Xiaoheiwu")	—	188	23%
Shanghai Shengduo Network Technology Co., Ltd ("Shanghai Shengduo")	8,842	6,663	40%
Shanghai Ningle Technology Co., Ltd ("Shanghai Ningle")	8,759	7,437	40%
AKG Investment Co., Ltd ("AKGI Fund")	5,783	16,611	17%
Fuzhou Shudong Network Technology Co., Ltd ("Fuzhou Shudong")	1,675	1,435	30%
Chengdu Yunyou Network Technology Co., Ltd ("Chengdu Yunyou")	1,277	975	30%
Guangzhou Aozi Software Technology Co., Ltd("Guangzhou Aozi")	—	2,764	33%
Shanghai Miaoyou Network Technology Co., Ltd("Shanghai Miaoyou")	—	500	18%
Game Tales Co., Ltd("Games Tales")	—	272	25%
Others	312	383	20%~40%
Investment in affiliated companies under the cost method:
Zhejiang Shengwang Huashi Technology Co., Ltd ("Zhejiang Shengwang")	600	600	6%
Shanda Online Entertainment Limited (“Shanda Online”)	124,513	124,513	6%
Giant Dream Co., Ltd ("Giant")	8,773	8,610	8%
Total	184,052	201,663

The movements of the investments in affiliated companies are as follows:

	Balances at January 1, 2011	Investments	Share of Profits / (Losses)	Impairment	Other Equity Movement	Balances at December 31, 2011
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Beijing Yicheng Tianxia	7,842	—	(4,382)	—	—	3,460
Shanghai Maishi	5,229	—	(651)	—	—	4,578
Chengdu Awata	5,000	—	(1,011)	—	—	3,989
Anipark	3,023	—	2,386	—	(2,332)	3,077
Shijiazhuang Hailan	3,661	—	(267)	(3,394)	—	—
Shanghai Lantian	2,866	—	(176)	—	—	2,690
Shenzhen Youyou	2,197	—	—	(2,197)	—	—
Shanghai Qiyu	829	—	—	—	—	829
Fuzhou Lingyu	319	—	—	—	—	319
Xiamen Lianyu	297	—	—	—	—	297
Chongqing Xiaoheiwu	151	—	(113)	—	—	38
Beijing Chenkang	—	10,000	(180)	—	—	9,820
MCI Investment Fund	—	4,324	(171)	—	33	4,186
Shanghai Shimai	—	1,733	317	—	—	2,050
Shanghai Siyuan	—	2,000	(59)	—	—	1,941
Others	38	317	(106)	—	(241)	8
Investment in affiliated companies under the cost method:
Zhejiang Shengwang	—	600	—	—	—	600
Total	31,452	18,974	(4,413)	(5,591)	(2,540)	37,882

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

	Balances at January 1, 2012	Investments	Share of Profits / (Losses)	Impairment	Other Equity Movement	Balances at December 31, 2012
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Beijing Chenkang	9,820	—	(1,098)	—	—	8,722
Shanghai Maishi	4,578	—	(341)	—	—	4,237
MCI Investment Fund	4,186	2,247	(892)	—	371	5,912
Chengdu Awata	3,989	—	(325)	(3,664)	—	—
Beijing Yicheng Tianxia	3,460	—	(3,460)	—	—	—
Anipark	3,077	—	(1,616)	—	89	1,550
Shanghai Lantian	2,690	—	(47)	(2,643)	—	—
Shanghai Shimai	2,050	—	(869)	—	—	1,181
Shanghai Siyuan	1,941	—	(25)	—	—	1,916
Shanghai Qiyu	829	—	—	(829)	—	—
Fuzhou Lingyu	319	—	—	(319)	—	—
Xiamen Lianyu	297	—	(297)	—	—	—
Chongqing Xiaoheiwu	38	—	(38)	—	—	—
Shanghai Shengduo	—	10,000	(1,158)	—	—	8,842
Shanghai Ningle	—	9,000	(241)	—	—	8,759
AKGI Fund	—	5,655	(63)	—	191	5,783
Fuzhou Shudong	—	2,000	(325)	—	—	1,675
Chengdu Yunyou	—	1,400	(123)	—	—	1,277
Suzhou Shengyou Network Development Co., Ltd.	—	1,000	(1,000)	—	—	—
Others	8	65	239	—	—	312
Investment in affiliated companies under the cost method:
Zhejiang Shengwang	600	—	—	—	—	600
Shanda Online	—	124,513	—	—	—	124,513
Giant	—	8,334	—	—	439	8,773
Total	37,882	164,214	(11,679)	(7,455)	1,090	184,052

	Balances at January 1, 2013	Investments	Share of Profits / (Losses)	Impairment	Other Equity Movement	Balances at December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Beijing Chenkang	8,722	—	(487)	—	—	8,235
Shanghai Maishi	4,237	—	(168)	—	—	4,069
MCI Investment Fund	5,912	9,833	(879)	—	137	15,003
Anipark	1,550	—	(1,076)	—	132	606
Shanghai Shimai	1,181	—	(55)	—	—	1,126
Shanghai Siyuan	1,916	—	(243)	—	—	1,673
Chongqing Xiaoheiwu	—	—	188	—	—	188
Shanghai Shengduo	8,842	—	(2,179)	—	—	6,663
Shanghai Ningle	8,759	—	(1,322)	—	—	7,437
AKGI Fund	5,783	10,576	(400)	—	652	16,611
Fuzhou Shudong	1,675	—	(240)	—	—	1,435
Chengdu Yunyou	1,277	—	(302)	—	—	975
Guangzhou Aozi	—	3,000	(236)	—	—	2,764
Shanghai Miaoyou	—	480	—	—	20	500
Games Tales	—	95	177	—	—	272
Others	312	398	(327)	—	—	383
Investment in affiliated companies under the cost method:
Zhejiang Shengwang	600	—	—	—	—	600
Shanda Online	124,513	—	—	—	—	124,513
Giant	8,773	—	—	—	(163)	8,610
Total	184,052	24,382	(7,549)	—	778	201,663

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

11.	PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2012 and 2013 are as follows:

	December 31, 2012	December 31, 2013
	RMB	RMB
Computer equipment	512,387	500,760
Leasehold improvements	43,422	45,553
Furniture and fixtures	30,505	36,351
Motor vehicles	5,958	5,888
Less: Accumulated depreciation	(330,177)	(397,569)
Net book value	262,095	190,983

Depreciation expense for the years ended December 31, 2011, 2012 and 2013 was approximately RMB97,917, RMB107,038 and RMB98,786, respectively.

12.	INTANGIBLE ASSETS

Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amounts, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2012 and 2013 are as follows:

	December 31, 2012	December 31, 2013
	RMB	RMB
Gross carrying amounts:
Upfront licensing fee paid	553,580	604,615
Software, copyrights and others	158,330	173,395
Intangible assets arising from business combinations
— Software technologies*	724,100	724,100
— Non-compete arrangements	34,848	34,848
— Trademarks	94,181	86,898
— Customer databases	19,308	14,271
	1,584,347	1,638,127
Less: accumulated amortization
Upfront licensing fees paid	(441,877)	(522,665)
Software, copyrights and others	(125,836)	(144,950)
Intangible assets arising from business combinations
— Software technologies	(343,421)	(435,474)
— Non-compete arrangements	(21,321)	(24,348)
— Trademarks	(26,145)	(32,481)
— Customer databases	(8,715)	(12,119)
	(967,315)	(1,172,037)

Less: accumulated impairment	(37,197)	(37,197)
Net book value	579,835	428,893

* Includes assets reclassified in 2012 from in-progress research and development with indefinite life after completion of the associated research and development efforts in the amount of 89.2 million. Net book value of in-progress research and development assets was zero for both dates presented above.

Amortization expense for the years ended December 31, 2011, 2012 and 2013 amounted to approximately RMB281,150, RMB190,694 and RMB218,222, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB

2014	140,221
2015	115,733
2016	82,509
2017	33,485
2018	12,235
Total	384,183

13.	GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Actoz	Chengdu Aurora	Shanghai Shulong	Chengdu Simo	Goldcool	Mochi	Eyedentity	eFusion	Others	Total
	RMB
Balance as of December 31, 2010	86,479	26,130	3,934	53,532	25,077	163,617	123,425	—	4,713	486,907
Acquisitions in 2011	—	—	—	—	—	—	—	—	5,209	5,209
Balance as of December 31, 2011	86,479	26,130	3,934	53,532	25,077	163,617	123,425	—	9,922	492,116
Acquisitions in 2012	—	—	—	—	—	—	—	718	—	718
Divestitures in 2012	—	—	—	—	—	(163,617)	—	—	—	(163,617)
Balance as of December 31, 2012	86,479	26,130	3,934	53,532	25,077	—	123,425	718	9,922	329,217
Acquisitions in 2013	—	—	—	—	—	—	—	—	1,955	1,955
Impairment in 2013	—	—	—	(30,772)	—	—	—	—	—	(30,772)
Divestitures in 2013	—	—	—	—	—	—	—	(718)	—	(718)
Balance as of December 31, 2013	86,479	26,130	3,934	22,760	25,077	—	123,425	—	11,877	299,682

Goodwill arising from business combinations completed in 2011 and 2012 has been allocated to the respective reporting units. Goodwill is not amortized but is reviewed annually for impairment. The Group performed goodwill impairment tests in October of 2011 and 2012 using the two-step quantitative approach. It was determined that the Group’s goodwill was not impaired for any of its reporting units. Prior to the annual 2013 impairment evaluation in October 2013, based upon the matters related to Chengdu Simo described in Note 26 and an associated assessment at the time of the impact on future projected results of operations and cash flows, the Group determined that a portion of the goodwill associated with the Chengdu Simo reporting unit was impaired and correspondingly recorded an immaterial charge of RMB30.8 million in operating expenses.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

14.	SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2012 and 2013 are as follows:

	December 31, 2012	December 31, 2013
	RMB	RMB
Borrowing from China Minsheng Bank	980,538	511,837
Borrowing from Industrial and Commercial Bank of China	251,420	244,248
Borrowing from Citi Bank	250,337	—
Borrowing from China Citi Bank	46,505	—
Borrowing from Bank of Ningbo	139,881	—
Borrowing from China Merchants Bank	—	262,166
Borrowing from Shanghai Commercial & Savings Bank	—	195,101
Borrowing from Bank of Taiwan	—	182,907
Borrowing from Bank of China	—	171,628
Borrowing from others	92	—
Total short-term borrowings	1,668,773	1,567,887

In December 2013, the Group obtained a borrowing of USD41.3 million (equivalent to RMB249.8 million), which is repayable in the fourth quarter of 2014, from China Minsheng Bank. The borrowing carries an interest rate of 4.3% per annum and was collateralized by a pledge of short-term investments of RMB244.4 million with interest rates ranging from 6.45% to 6.66% per annum.

In December 2013, the Group obtained a borrowing of USD43.0 million (equivalent to RMB262.0 million), which is repayable in December 2014, from China Minsheng Bank. The borrowing carries an interest rate of 2.9% per annum and was collateralized by a pledge of short-term investments of RMB255.6 million with interest rates ranging from 6.29% to 6.93% per annum.

In December 2013, the Group obtained a borrowing of USD40.1 million (equivalent to RMB244.2 million), which is repayable in December 2014, from Industrial and Commercial Bank of China. The borrowing carries an interest rate of 2.28% per annum and was collateralized by a pledge of short-term investments of RMB260.0 million with an interest rate of 4.9% per annum.

In December 2013, the Group obtained a borrowing of USD43.0 million (equivalent to RMB262.2 million), which is repayable in December 2014, from China Merchants Bank. The borrowing carries an interest rate of 2.5% per annum and was collateralized by a pledge of short-term investments of RMB199.1 million with an interest rate of 5.8% per annum.

In December 2013, the Group obtained a borrowing of USD32.0 million (equivalent to RMB195.1 million), which is repayable in March 2014, from Shanghai Commercial & Savings Bank. The Group also obtained a borrowing of USD30.0 million (equivalent to RMB182.9 million), which is repayable in March 2014, from Bank of Taiwan. Both borrowings carry an interest rate of 2.75% per annum and were collateralized by a pledge of time deposits with maturity over one year of RMB383.0 million with an interest rate of 5.45% per annum.

In December 2013, the Group obtained a borrowing of USD28.2 million (equivalent to RMB171.6 million), which is repayable in December 2014, from Bank of China. The borrowing carries an interest rate of 2.98% per annum and was collateralized by a pledge of short-term investments of RMB210.0 million with an interest rate of 5.6% per annum.

The movement of short-term borrowings during the years ended December 31, 2012 and 2013 are as follows:

	For the Years Ended December 31,
	2012	2013
	RMB	RMB
Balance at beginning of year	858,849	1,668,773
Add: Current year additions	3,034,492	1,656,256
Current year additions from acquisition	—	—
Less: Current year repayment	(2,235,891)	(1,747,127)
Foreign currency translation	11,323	(10,015)
Balance at end of year	1,668,773	1,567,887

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

Weighted average short-term borrowings were RMB2,354.5 million and RMB593.3 million for 2012 and 2013, respectively.

15.	OTHER PAYABLES AND ACCRUALS

	December 31, 2012	December 31, 2013
	RMB	RMB
Salary and welfare payable	22,744	10,793
Accrued bonus	96,188	128,173
Unpaid rental for server software	3,717	2,450
Accrued professional service fee	13,957	17,767
Acquisition related obligation (Note 26)*	143,374	—
Unpaid advertisement and promotion fee	158,259	214,505
Advance from customers	108,033	9,149
Payables to employees relating to exercise of options and vest of Restricted Shares	3	4,469
Interest payable	17,255	608
Derivative liability-foreign currency forward contracts(Note 23)	9,312	2,426
Other payables	71,650	53,711
Total	644,492	444,051

*On September 1, 2010, the Group acquired all of the equity interests of Eyedentity, one of the leading online game developers in Korea. Pursuant to the acquisition agreement, the total purchase consideration was US$76.5 million (approximately RMB520.8 million) in cash. The non-contingent purchase consideration of RMB9.7 million due on the third anniversary of the acquisition date was included as an acquisition related obligation in other payables and accruals upon the acquisition and was fully paid in 2013.

The Group paid US$2.6 million to purchase all outstanding stock options issued by Eyedentity on the acquisition date. The consideration was allocated between pre-combination and post-combination services for US$1.6 million and US$1.0 million, respectively. The pre-combination component was included as purchase consideration in the business combination and the post-combination component is being recognized as share based compensation expense on a straight line basis over the remaining vesting period.

In addition, the Group also paid the shareholders US$15.9 million (RMB96.1 million) in 2013 after they had provided service to Eyedentity for the three years after the acquisition. As of December 31, 2012, amounts of RMB77.6 million due under this arrangement were included in “other payables and accruals” on the consolidated balance sheet. For the years ended December 31, 2011, 2012 and 2013, the Group accrued expense under this arrangement in the amounts of RMB29.6 million , RMB33.1 million and RMB18.5 million, respectively.

Refer to Note 26 under “other contingencies”, for the remaining acquisition related obligation of RMB48.8 million as of December 31, 2012, which related to Chengdu Simo.

16.	LONG-TERM BORROWINGS

In December 2013, the Group obtained a borrowing of USD55.0 million (equivalent to RMB335.3 million), which is repayable in December 2015, from Shanghai Commercial & Savings Bank. The borrowing carries an interest rate of 2.75% per annum and was collateralized by a pledge of time deposits with maturity over one year of RMB340 million with an interest rate of 5.45% per annum.

As the long-term borrowing was originated in late December, its fair value as of December 31, 2013 approximated its carrying amount.

Weighted average long-term borrowings were RMB8.3 million in 2013, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

17.	ORDINARY SHARES

As of December 31, 2013, the Company had an aggregate of 536,608,446 ordinary shares issued and outstanding. These outstanding shares consist of (1) 127,521,446 Class A ordinary shares held by public shareholders and (2) 409,087,000 Class B ordinary shares indirectly held by Shanda. The terms of the Class A ordinary shares and Class B ordinary shares are similar, except that (i) each Class A ordinary share and Class B ordinary share are entitled to 1 vote and 10 votes, respectively, on matters subject to shareholders’ vote, and (ii) each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

18.	REPURCHASE OF SHARES

Under the terms of the Group’s most recently authorized share repurchase program, which was authorized by the Board of Directors in June 2012, the Group had the capacity to repurchase up to US$100.0 million of its outstanding ADSs during the 12 months subsequent to the authorization date depending on market conditions, share price and other factors, subject to the relevant rules under United States securities regulations. This authorization succeeded a previous authorization of US$150.0 million which lapsed in March 2012. The share repurchases may be made on the open market, in block trades or otherwise, and are to be funded by the Company’s available working capital. In May 2013, the Group’s Board of Directors approved a share repurchase program under which the Group was authorized to repurchase up to US$100.0 million worth of its outstanding ADSs during the next twelve months. As of December 31, 2013, the Group had not yet repurchased any ADSs under the May 2013 authorization.

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

In 2013, the Company repurchased a total of 6,871,070 shares for aggregate consideration of US$10.3 million (approximately RMB64.1 million). The excess of US$9.9 million (approximately RMB63.7 million) of purchase price over par value was allocated between additional paid-in capital and retained earnings of US$1.9 million and US$8.0 million, respectively (approximately RMB12.3 million and RMB51.4 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

19.	NON-CONTROLLING INTERESTS

Non-controlling interests as of December 31, 2012 and 2013 are as follows:

	December 31, 2012	December 31, 2013
	RMB	RMB
Non-controlling interests in Actoz	30,720	286,924
Non-controlling interests in other subsidiaries	22,590	23,443
	53,310	310,367

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

The movements of non-controlling interests during the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of year	238,864	257,158	53,310
Add:
Non-controlling interests arising from business combination	4,062	5,533	1,983
Capital contribution to subsidiaries by non-controlling interests*	—	7,116	194,811
Net income attributable to non-controlling interests	21,116	23,165	40,088
Share-based compensation of subsidiaries	8,326	8,886	10,449
Exercise of share options of a subsidiary	5,349	4,920	462
Less:
Currency translation adjustments of subsidiaries	(19,587)	9,444	9,640
Contribution by non-controlling shareholders related to transfer of a portion of subsidiary Eyedentity’s equity from Shanda Games International to Actoz (see Note 4)	—	(260,077)	—
Disposal of a subsidiary	—	(2,835)	(391)
Change of equity in an affiliated company of a subsidiary	(972)	—	15
Balance at the end of year	257,158	53,310	310,367

*The capital contribution to subsidiaries by non-controlling interests mainly represents capital contributions from non-controlling interests to subsidiaries which are majority-owned. The Group contributed a total amount of RMB15.2 million and RMB221.7 million to the subsidiaries affected by such non-controlling interest contributions for its controlling interests in 2012 and 2013, respectively. For the year ended December 31, 2013, the significant capital contribution by non-controlling interests represented funds raised in a rights offering by the Group’s majority-owned subsidiary Actoz. The Group participated in this rights offering in a pre-emptive fashion to maintain approximately the same percentage of ownership interest in the capital shares of Actoz.

20.	SHARE OPTION PLAN

For all awards granted to the Group’s employees under the share-based incentive plans established (i) by the Company related to the ordinary shares of Shanda Games Limited or (ii) by certain subsidiaries related to the subsidiaries’ shares, total share-based compensation expenses were recognized in the Group’s consolidated statements of operations and comprehensive income in the amounts of RMB91.0 million, RMB42.5 million and RMB38.0 million for the years ended December 31, 2011, 2012, and 2013 respectively.

Share-based compensation of the Company

2008 Equity Compensation Plan – share options

In November 2008, the Company authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options and other share-based awards, such as restricted shares. Under the 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultants or advisors (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equal to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares. Under the 2008 Equity Compensation Plan, both the initial reserved amount of shares and all subsequent reserved amounts of shares provide for the issuance of up to 54,750,000 ordinary shares.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts expressed in thousands unless otherwise stated)

From January 1, 2011 through December 1, 2011, the Company granted options under the 2008 Equity Compensation Plan to purchase 5,380,300 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. From January 1, 2012 through December 1, 2012, the Company granted options under the 2008 Equity Compensation Plan to purchase 7,732,000 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. From January 1, 2013 through December 1, 2013, the Company granted options under the 2008 Equity Compensation Plan to purchase 3,000,000 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. For options granted in 2011, 2012 and 2013, for each quarter during the four year performance period beginning on the “Performance Period Start Date” 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant's continued employment with the Group, and up to 2/3 of which can be earned contingent on the achievement of different performance targets. The options have 10 year contractual terms from the grant dates and vest over four year periods as just described. On each of the first four anniversaries of the Performance Period Start Date, one hundred percent (100%) of the options earned during the year preceding such anniversary date shall vest and become exercisable provided that the employees remain employed on such vesting date.

From January 1, 2011 through April 15, 2011, the Company granted options under the 2008 Equity Compensation Plan to purchase 216,400 Class A ordinary shares of the Company with no performance conditions at an exercise price equivalent to the average market value in the previous fifteen days. The options have 10 year contractual terms from the grant dates and vest over four year periods. On the first anniversary of the grant date, 25% of the options vest, and over the three-year remaining vesting period, 1/36th of the options vest monthly provided that the employees remain employed on such vesting dates.

In 2011, the Company granted options under the 2008 Equity Compensation Plan to purchase 1,916,739 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. The options have a 10 year contractual term from the grant date and vested immediately.

On September 14, 2012, the board of directors approved an option modification to reduce the exercise price of certain outstanding options (mainly granted to key members of management and certain staff) that were granted by the Company under the 2008 Equity Compensation Plan to a calculated market value of US$1.835 per ordinary share. The calculated value was based on the average closing price of the Company's ADSs during the 15 consecutive trading days prior to September 14, 2012 divided by two. Other terms of the option grants remain unchanged. Total modified options amounted to 12.8 million, or 9.9 million unvested options and 2.9 million vested options at the date of modification. All eligible option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. A modification charge for the incremental compensation cost of RMB5.7 million was recorded in the third quarter of 2012 for fully vested options. The remaining approximate amount of RMB11.9 million of incremental compensation cost for unvested options is being amortized over the respective remaining vesting periods of one year to four years. Overall, this modification was undertaken in light of the decrease in the Company’s share price after the large 2011 special dividend.

Share-based compensation expense related to the option awards granted by the Company under the 2008 Equity Compensation Plan amounted to approximately RMB35.2 million, RMB16.9 million and RMB18.4 million for the years ended December 31, 2011, 2012, and 2013.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

The Company’s share option activities as of December 31, 2011, 2012, and 2013 and changes during the years then ended are presented below:

	Options Outstanding	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$			US$ (in thousands)
Outstanding at December 31, 2010	23,211,228	3.2		8.34	2,225
Granted	7,513,439	3.0
Exercised	(650,100)	2.3
Forfeited	(7,714,478)	3.1
Expired	—	—
Outstanding at December 31, 2011	22,360,088	3.2		7.90	300
Vested and expected to vest at December 31, 2011	21,891,028	3.2		7.88	273
Vested and exercisable at December 31, 2011	7,568,229	3.1		7.13	31
Granted	7,732,000	1.9
Exercised	(149,884)	0.6
Forfeited	(7,840,095)	2.6	*
Expired	—	—
Outstanding at December 31, 2012	22,102,109	2.2	*	7.84	46
Vested and expected to vest at December 31, 2012	18,678,050	2.3	*	7.24	46
Vested and exercisable at December 31, 2012	8,989,861	2.8	*	6.46	8
Granted	3,000,000	1.7	*
Exercised	(377,712)	1.7	*
Forfeited	(5,447,669)	2.0	*
Expired	—	—
Outstanding at December 31, 2013	19,276,728	2.1	*	7.10	7,516
Vested and expected to vest at December 31, 2013	19,101,381	2.1	*	7.09	7,442
Vested and exercisable at December 31, 2013	9,831,763	2.3	*	5.63	2,996

* Includes the impact of stock option exercise price modification in September 2012 previously discussed.

The aggregate intrinsic values are calculated as the differences between the market values of US$1.96, US$1.52 and US$2.29 as of December 31, 2011, 2012 and 2013 and the exercise prices of the shares. The total intrinsic value of options exercised during the year ended December 31, 2013 was US$0.2 million.

The weighted average grant-date fair values of options granted during the years ended December 31, 2011, 2012 and 2013 were US$1.15, US$1.01 and US$0.93, respectively. The weighted average grant-date fair values of options vested during 2011, 2012 and 2013 were RMB27.8 million, RMB46.2 million and RMB18.3 million, respectively.

As of December 31, 2013, there was RMB41.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested options granted to the Group’s employees. This cost is expected to be recognized over a weighted average period of 3.8 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions. In 2013, total cash received from the exercise of stock options amounted to RMB3.3 million.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

The fair value of options granted under the Company’s 2008 Equity Compensation Plan was estimated on the date of each grant using the Black-Scholes model with the assumptions (or ranges thereof) in the following table:

	For the year ended December 31
	2011	2012	2013
Exercise Price	US$2.47~US$3.62	US$1.84~US$2.05	US$1.52~US$2.22
Fair value of ordinary shares	US$1.99~US$3.75	US$1.92~US$2.23	US$1.53~US$2.22
Risk-free interest rate(1)	0.88%~2.0%	0.63%~1.0%	1.38%
Expected life (in years)(2)	2.25~5	5	5
Expected dividend yield(3)	0%	0%	0%
Expected volatility(4)	50%	50~60%	60%
Fair value per option at grant date (in RMB)	2.22~11.88	6.3~6.52	4.94~6.99

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.
(2)	The expected term of stock options granted is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted by the Company.
(3)	The Company has no expectation of paying regular dividends on its ordinary shares.
(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of the Company’s ordinary shares for a period equivalent to the expected term preceding the grant date.

2008 Equity Compensation Plan – restricted shares

From January 1, 2011 through December 1, 2011, the Company granted 1,661,989 and 1,788,624 restricted shares to the Group's and Shanda's employees, respectively, under the Company's 2008 Equity Compensation Plan. From January 1, 2012 through December 1, 2012, the Company granted 337,462 and 1,142,500 restricted shares to the Group's and Shanda's employees, respectively, under the Company's 2008 Equity Compensation Plan. From January 1, 2013 through December 1, 2013, the Company granted 290,840 restricted shares to the Group's employees under the Company's 2008 Equity Compensation Plan. These awards vest in equal installments over two to four years, commencing on the grant date, subject to the employee’s continued employment with the Group or Shanda, as the case may be.

Share-based compensation expense related to the restricted share awards granted by the Company under the 2008 Equity Compensation Plan amounted to RMB46.2 million, RMB16.7 million and RMB9.1 million for the years ended December 31, 2011, 2012, and 2013, respectively. The restricted shares granted to Shanda employees were measured at fair value at the grant dates and amounts of RMB65.0 million, RMB43.1 million, and RMB36.5 million were recognized as dividends distributed to Shanda in 2011, 2012 and 2013, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

A summary of unvested restricted share activity as of December 31, 2011, 2012, and 2013 is presented below:

Unvested Restricted Shares	Number of Shares	Weighted Average Grant-date Fair Value
		US$
Unvested at December 31, 2010	9,626,232	5.2
Granted	3,450,613	3.0
Vested	(4,492,918)	5.2
Forfeited	(1,082,538)	5.6
Unvested at December 31, 2011	7,501,389	4.5
Expected to vest at December 31, 2011	7,120,357	4.5
Granted	1,479,962	2.0
Vested	(2,434,628)	4.7
Forfeited	(1,635,122)	4.9
Unvested at December 31, 2012	4,911,601	3.5
Expected to vest at December 31, 2012	4,498,720	3.3
Granted	290,840	1.8
Vested	(2,153,100)	4.4
Forfeited	(589,789)	4.6
Unvested at December 31, 2013	2,459,552	2.6
Expected to vest at December 31, 2013	2,410,266	2.6

The total intrinsic value of restricted shares vested during the years ended December 31, 2011, 2012 and 2013 was RMB55.3 million, RMB23.1 million and RMB29.8 million, respectively.

As of December 31, 2013, there was RMB31.4 million of unrecognized compensation cost (including the unrecognized compensation cost of the restricted shares granted to the employees of Shanda amounting to RMB19.3 million), adjusted for estimated forfeitures, related to unvested restricted shares granted to the Group’s employees and Shanda employees. This cost is expected to be recognized over a weighted average period of 1.98 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

Share-based compensation of Actoz and Eyedentity

Since 2005, the Group’s Korean majority-owned subsidiary Actoz has granted stock options to its employees as part of an authorized equity incentive program. In February 2012, the Group’s Korean majority-owned subsidiary Eyedentity authorized an equity compensation program with a small number of shares subsequently granted thereunder. The Group recorded immaterial amounts of share-based compensation expense associated with these equity compensation programs of its subsidiaries in the amounts of RMB8.3 million, RMB8.9 million and RMB10.4 million, respectively, in the consolidated statements of operations and comprehensive income for the years ended December 31, 2011, 2012 and 2013.

21.	EMPLOYEE BENEFITS

The full-time employees of the PRC subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. The PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB108.8 million, RMB120.1 million, and RMB113.8 million for the years ended December 31, 2011, 2012 and 2013, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

22.	RELATED PARTY TRANSACTIONS

Transactions pertaining to online gaming business and interest on lendings and borrowings

During the years ended December 31, 2011, 2012, and 2013, significant related party transactions were as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Activity related to online gaming business:
Sales agent fees paid to companies under common control by Shanda	(31,050)	(49,543)	(41,889)
Promotion service fees paid to companies under common control by Shanda	(7,260)	(3,914)	(2,770)
Technical service fees paid to companies under common control by Shanda	(4,492)	(20,308)	(19,757)
Online game licensing fees received from companies under common control by Shanda	2,086	1,538	416
Platform service fees and sales agent fees received from companies under common control by Shanda	46,621	57,101	34,697
Corporate general administrative expenses (2012: reversal) allocated from Shanda	(7,008)	3,467	—
Rental fee paid to companies under common control by Shanda	(21,193)	(18,511)	(34,434)
Consulting service fees paid to companies under common control by Shanda	—	(9,434)	(20,365)
Interest on loans to or from Shanda or companies under its common control:
Interest expense for loans from Shanda and companies under common control by Shanda	(12,150)	(26,787)	(28,766)
Interest income from loans to Shanda and companies under common control by Shanda	32,490	83,711	48,588

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Amounts due from and due to related parties

As of December 31, 2012 and 2013, outstanding balances due from and due to related parties were as follows:

	December 31, 2012	December 31, 2013
	RMB	RMB
Amounts due from related parties:
Accounts receivable from companies under common control by Shanda	89,127	38,138
Other receivables from Shanda*	1,035,432	236
Other receivables from companies under common control by Shanda	1,865,946	70,962

Amounts due to related parties:
Accounts payable to companies under common control by Shanda	40,087	20,704
Deferred acquisition consideration payable to Shanda (Note 4)	—	867,464
Other payables to companies under common control by Shanda	990,404	2,827

*Change principally represents settlement via non-cash exchange in satisfaction of a portion of the total consideration due for the acquisition of certain businesses from Shanda Online (Note 4).

Except for loan transactions (included in “other receivables” and “other payables” above), the accounts receivable from and accounts payable to companies under common control by Shanda, mainly arising from the related party activity pertaining to the online gaming business described in the foregoing section of this note, are interest free, unsecured and can be settled on demand.

The Group from time to time extends interest-bearing loans to, or borrows interest-bearing funds from Shanda or companies under its common control. Such transactions have in part been motivated by the Group’s, Shanda’s, or Shanda’s affiliates’ needs to borrow or lend U.S. dollar denominated or RMB denominated funds under various circumstances. Before entering into these transactions, these arrangements were reviewed and assessed to ensure their fairness and that they would not pose incremental credit or interest risk to the Group.

Loans to related parties

The Group has extended various RMB-denominated loans to companies under the common control of Shanda as part of the efforts to manage the Group’s surplus cash resources.

•	In October and November 2010, the Group originated unsecured RMB-denominated loans with an aggregate principal amount of RMB503.0 million (US$80.7 million) to a company under common control of Shanda. These loans were originally due in September 2011 and their terms were later extended to June 2013. The interest rates on these loans for both the initial and the renewed terms were 5.68% per year, which were higher than the prevailing one-year deposit rates when the loans were originated and renewed, respectively.

•	In February 2011, the Group originated an unsecured RMB-denominated entrusted loan of RMB20.0 (US$3.2 million) million to a company under common control of Shanda. This loan was originally due in August 2011 and its term was later extended to February 2013. The interest rate on this loan for both the initial and the renewed terms was 6.71% per year, which was higher than the prevailing one-year deposit rates when the loan was originated and renewed, respectively.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

•	In August 2011, the Group originated unsecured RMB-denominated entrusted loans with an aggregate principal amount of RMB300.0 million (US$48.2 million) to a company under common control of Shanda. These loans were originally due in August 2012 and their terms were later extended to August 2013. The interest rates on these loans for the initial and the renewed terms were 5.93% and 5.40% per year, respectively, which were higher than the prevailing one-year deposit rates when the loans were originated and renewed, respectively.

•	In February 2012, the Group originated an unsecured RMB-denominated entrusted loan of RMB115.0 million (US$18.5 million) to a company under common control of Shanda. This loan was originally due in February 2013 and its term was later extended to February 2014. The interest rates on this loan for the initial and the renewed terms were 5.93% and 5.43% per year, respectively, which were higher than the prevailing one-year deposit rates when the loan was originated and renewed, respectively.

•	All of the preceding loans have been repaid as of December 31, 2013.

•	In 2011, the Group originated unsecured RMB-denominated loans with an aggregate principal amount of RMB417.4 million (US$66.3 million) to companies under the common control of Shanda. In 2012, the Group originated unsecured RMB-denominated loans with an aggregate principal amount of RMB404.3 million (US$65.6 million) to companies under common control of Shanda. Most of these loans were repaid in 2013. The outstanding balance is RMB25.0 million (US$4.1 million) as of December 31, 2013.

Borrowings and lendings related to Shanda’s privatization

In connection with Shanda’s privatization in February 2012, the Group engaged in a series of closely linked third-party and related-party borrowing and lending transactions. These transactions were motivated primarily by Shanda’s needs for funds in U.S. dollars, its excess RMB-denominated cash resources, and the Group’s access to both RMB-denominated and U.S. dollar-denominated cash resources and funding sources. The key actions taken were as follows:

•	In February 2012, the Group borrowed, in the form of unsecured entrusted RMB-denominated loans, an aggregate principal amount of RMB926.0 million (US$148.6 million) from a company under the common control of Shanda. These RMB-denominated loans carry an interest rate of 3% per year. Concurrently, the Group provided U.S. dollar-denominated loans to Shanda with an aggregate amount of US$160.0 million (RMB1,005.7 million). The interest rate on these U.S. dollar-denominated loans is 3% per year. All of these borrowings and lendings have been repaid as of December 31, 2013.

•	In order to bridge the loans described above and obtain the U.S. dollars necessary to lend to Shanda, the Group borrowed US$156.0 million (equivalent to RMB980.5 million) from China Minsheng Bank at an interest rate of 6% per year, by pledging certain RMB-denominated short-term investments with China Minsheng Bank in an aggregate amount of RMB983.8 million, which earned interest at rates ranging from 5.46% to 6.94% per year, as collateral. Such short-term investments were financed primarily with the proceeds from the RMB926.0 million entrusted loans described above. The interest rates on the China Minsheng Bank loan and the collateral were structured with an aim to cancel out the related interest income and expenses. This borrowing was repaid in February 2013 via conversion of RMB funds for U.S. dollars and the pledge was released.

With respect to the aforementioned transactions relating to Shanda’s privatization, interest income was RMB79.9 million and interest expense was RMB78.7 million, resulting in net interest income of RMB1.2 million for the year ended December 31, 2012. Interest income was RMB26.5 million (US$4.4 million) and interest expense was RMB24.9 million (US$4.1 million), resulting in net interest income of RMB1.6 million (US$0.3 million) for the year ended December 31, 2013.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

The Group generated net income for loans to and from Shanda and companies under its common control, reflecting both the loans to related parties and the borrowings and lendings related to Shanda’s privatization described above. With respect to these loans and transactions, interest income was RMB83.7 million and interest expense was RMB26.8 million, resulting in net interest income of RMB56.9 million for the year ended December 31, 2012. Correspondingly, interest income was RMB48.6 million (US$8.0 million) and interest expense was RMB28.8 million (US$4.8 million), resulting in net interest income of RMB19.8 million (US$3.3 million) for the year ended December 31, 2013.

23.	DERIVATIVES

In the fourth quarter of 2013, the Group entered into several foreign currency forward contracts with certain domestic banks to manage foreign exchange rate exposure by fixing the exchange rates of USD to RMB at the contract maturity dates. None of the forward contracts were designated in hedging relationships; therefore, the foreign currency forward contracts were remeasured at fair value at the end of each reporting period with changes in fair value recognized within “other income, net” in the consolidated statement of operations and comprehensive income. All of the foreign currency forward contracts will expire in 2014. As of December 31, 2013, the total notional value amounted to US$113.3 million with a weighted average forward exchange rate of US$1.00 to RMB 6.15. Included in “other payables and accruals” on the consolidated balance sheet (Note 15) is the current liability of RMB2.4 million at December 31, 2013. The Group recognized an unrealized loss of RMB9.3 million and realized loss of RMB13.2 million as other expense in 2012, and an unrealized loss of RMB2.4 million and realized gain of RMB4.3 million as other income (on a net basis for the RMB1.9 million gain) in 2013. Further disclosures specified by ASC 815 related to the Group’s foreign currency forward contracts are omitted as the monetary amounts associated with the foreign currency forward contracts are insignificant individually and in the aggregate.

24.	CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, time deposits with maturity over one year, accounts receivable, accounts receivable due from related parties, and prepayments and other current assets. As of December 31, 2012 and 2013, substantially all of the Group’s cash and cash equivalents, short-term investments and time deposits with maturity over one year were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2011, 2012 and 2013.

The Group derived a large portion of its net revenues from three MMORPGs, Mir II, Woool and Dragon Nest, including their sequels, which accounted for approximately 39.3%, 16.7% and 15.9% of net revenues, respectively, for 2011, 32.5%, 15.4% and 15.2% of net revenues, respectively, for 2012, and 29.8%, 12.7% and 12.5% of net revenues, respectively, for 2013.

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar, as well as lendings or borrowings with related parties denominated in the U.S. dollar and certain limited activity in foreign currency forward contracts entered into in relation to the rate of USD/RMB exchange. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the U.S. dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the U.S. dollar.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
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

25.	SEGMENTS

Based on the criteria established by ASC 280, the Group currently operates and manages its business as a single operating and single reportable segment, whose business is developing and operating online games. The following tables depict the Group’s net revenues and long-term assets by geography according to where the services underlying the revenues were provided (regardless of the location of the game player) or where the assets are located or recognized.

	For the year ended December 31,
Revenues by geography	2011	2012	2013
	RMB	RMB	RMB
Net revenues derived in the PRC	5,016,708	4,419,983	3,781,776
Net revenues derived in Korea	161,977	155,934	352,412
Net revenues derived in all other countries	131,142	142,642	210,542
Total net revenues	5,309,827	4,718,559	4,344,730

Long-term assets by geography	December 31, 2012	December 31, 2013
	RMB	RMB
Long-term assets in the PRC	861,361	1,385,042
Long-term assets in Korea	703,313	632,854
Long-term assets in all other countries	69,574	50,157
Total long-term assets	1,634,248	2,068,053

26.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases, which expire at various dates through December 2018. Future minimum lease payments for non-cancelable operating leases as of December 31, 2013 are as follows:

	Office Premises	Server leasing and maintenance fees	Total
	RMB	RMB	RMB

2014	54,377	64,771	119,148
2015	52,765	10,348	63,113
2016	40,864	—	40,864
2017	26,425	—	26,425
2018	27,256	—	27,256
Total	201,687	75,119	276,806

As of December 31, 2013, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual usage of the servers. The server leasing rental expenses under these operating leases amounted to approximately RMB142,130, RMB133,501 and RMB114,462 during the years ended December 31, 2011, 2012 and 2013, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

 Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB192,888, RMB207,362 and RMB186,102 during the years ended December 31, 2011, 2012 and 2013, respectively, and were charged to the statements of operations and comprehensive income when incurred.

As of December 31, 2013, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group and server leasing contracts amounting to RMB75,119.

As of December 31, 2013, there are no material capital lease obligations.

Capital commitments

As of December 31, 2013, capital commitments for purchase of equipment and game licenses were approximately RMB100,220.

Contingencies

The Company accounts for loss contingencies in accordance with ASC 450, “Contingencies” and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

Matters related to VIEs

The Company’s VIEs hold the licenses that are essential to the operation of the Company’s business, as further described in Note 2(3), due to restrictions imposed by current PRC laws and regulations on foreign ownership in PRC companies involved in certain activities such as internet and online gaming business. In the opinion of management, (i) the ownership structure of the Company, its PRC subsidiaries, and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their shareholders were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

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

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

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

Other contingencies

On November 8, 2010, a former shareholder of Chengdu Simo (an entity owned by one of the Group’s principal VIEs, Shulong) filed a claim with the Sichuan Superior People’s Court against Shulong, alleging that Shulong had failed to pay RMB48.8 million of deferred acquisition consideration (accrued and included in “other payables and accruals” at December 31, 2012 (Note 15)) in connection with the purchase of all of the outstanding shares of Chengdu Simo prior to 2011. This amount represented the final payment amount to be paid by Shulong to the shareholder upon the achievement of certain milestones relating to the game “Qi Xia Tian Xia” which Shulong believed had not been achieved. The shareholder requested relief of the RMB48.8 million plus accrued interest. In a separate but related action, on September 13, 2011, Shulong filed a claim with Shanghai No.1 Intermediate People’s Court against the same former shareholder, alleging that the former shareholder had failed to perform the obligations in the share purchase agreement. In final verdicts related to these actions, in the third quarter of 2013, the Shanghai Higher People’s Court determined that Shulong should pay the former shareholder the previously recorded acquisition consideration of RMB48.8 million plus accrued interest of approximately RMB10.1 million. The Shanghai Higher People’s Court also supported Shulong’s separate counterclaim and determined that the former shareholder should compensate Shulong RMB70.0 million due to the shareholder’s breaches under the share purchase agreement. Given the aforementioned verdicts are final and not subject to further appeal, the Group agreed to settle the actions on a net basis with the former shareholder in the fourth quarter of 2013, implying a net cash payment to the Group from the former shareholder of RMB11.1 million (RMB70.0 million gain less the RMB10.1 million interest and the previously recorded acquisition consideration of RMB48.8 million). The effect of the aforementioned actions resulted in the Group recognizing a net gain of RMB59.9 million (the RMB70.0 million gain, less the RMB10.1 million interest) under “Settlement of gain contingency with former shareholder” within operating income. The net cash settlement received by the Group subsequent to December 31, 2013 was RMB11.1 million.

27.	SUBSEQUENT EVENTS

Privatization transaction

On January 27, 2014, the Company’s board of directors received a preliminary non-binding proposal letter from Shanda Interactive and Primavera Capital (Cayman) Fund I L.P., an affiliate of Primavera Capital Limited (“Primavera”), to acquire all of the Company’s outstanding Class A and Class B ordinary shares in a privatization transaction for US$6.90 per ADS, or US$3.45 per ordinary share, in cash, subject to certain conditions. On January 27, 2014, Primavera entered into a share purchase agreement to acquire 28,959,276 Class A ordinary shares at US$2.7625 per share from Shanda Interactive, and completed the transfer of these Class A ordinary shares on February 17, 2014. On April 18, 2014, Perfect World, another online game developer and operator in China, entered into a share purchase agreement to acquire a total of 30,326,005 Class A ordinary shares at US$3.2975 per share from Shanda Interactive, and expected to complete the transfer of these Class A ordinary shares within 30 days after April 18, 2014. Perfect World also entered into an adherence agreement on April 18, 2014 to become a party to a consortium agreement dated as of January 27, 2014 between Shanda Interactive and Primavera and to participate in the proposed going-private transaction as a new member of the consortium formed under the consortium agreement. In addition, FountainVest entered into an adherence agreement on April 25, 2014 and became a member of the consortium.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Refinancing several short-term and long-term loans

On March 17, 2014, the Group entered into a syndicated credit facility arranged by the Shanghai Commercial & Savings Bank, Ltd., the Bank of Taiwan, Mega International Commercial Bank and Taiwan Cooperative Bank in the aggregate amount of USD117.0 million (equivalent to RMB 713.3 million). The facility was used to repay two short-term loans from Shanghai Commercial & Savings Bank, Ltd. and the Bank of Taiwan with aggregate amount of USD62.0 million (equivalent to RMB 378.0 million) and a 2-year loan with principle amount of USD55.0 million (equivalent to RMB 335.3 million). Those two short-term loans were originally due in March 2014 and the loan with principle amount of USD55.0 million was originally due in December 2015. (Note 14 and Note 16).This syndicated loan has a term of two years from the date of withdrawal and a fixed interest rate of 2.75% and is collateralized by a pledge of time deposits with maturity over two years of RMB723.0 million with an interest rate of 5.45% per annum.

Early repayment of short-term borrowings

In April 2014, the Group issued repayment notices to certain commercial banks for the early repayment of short-term borrowings borrowed as of December 2013.

The Group prepaid a borrowing of USD40.1 million (equivalent to RMB244.2 million) in April 2014, which was originally due in December 2014, from Industrial and Commercial Bank of China. The borrowing originally carries an interest rate of 2.28% per annum and was collateralized by a pledge of short-term investments of RMB260.0 million with an interest rate of 4.9% per annum.

The Group prepaid a borrowing of USD43.0 million (equivalent to RMB262.2 million) in April 2014, which was originally due in December 2014, from China Merchants Bank. The borrowing originally carries an interest rate of 2.5% per annum and was collateralized by a pledge of short-term investments of RMB199.1 million with an interest rate of 5.8% per annum.

The Group prepaid a borrowing of USD28.2 million (equivalent to RMB171.6 million) in April 2014, which was originally due in December 2014, from Bank of China. The borrowing originally carries an interest rate of 2.98% per annum and was collateralized by a pledge of short-term investments of RMB210.0 million with an interest rate of 5.6% per annum.

Pursuant to the prepayment notice, all interest incomes derived from the pledged short-term investment and time deposits with maturity over one year were waived. The unamortized bank charges were recognized immediately. The waived interest income and bank charge as of December 31, 2013 together with additional charges associated with the prepayment action are quantitatively immaterial to the Group’s financial statements.

28.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,651.3 million, or 277.5% of the Group’s total consolidated net assets as of December 31, 2013. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or the VIEs for working capital and other funding purposes (contemplating also the 2013 Transaction (Note 1), the Company may in the future require additional cash resources from the PRC subsidiaries or the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

29.	ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

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

As of December 31, 2012 and 2013, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements of the Group, if any.

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Financial Information of Shanda Games Limited

Condensed Statements of Operations

	For the Years Ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$ (Note 2(5))
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Product development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(88,940)	(31,379)	(31,512)	(5,205)
Total operating expenses	(88,940)	(31,379)	(31,512)	(5,205)
Loss from operations	(88,940)	(31,379)	(31,512)	(5,205)
Interest income	5,103	28,128	19,641	3,244
Interest expense	(13,610)	(134,253)	(59,554)	(9,839)
Other income (expense), net	(405)	(45)	(11)	(2)
Income tax expense	—	—
Equity in profit of subsidiaries	2,137,484	1,902,941	1,659,324	274,101
Net income	2,039,632	1,765,392	1,587,888	262,299

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Financial Information of Shanda Games Limited

Condensed Balance Sheets

	December 31,
	2012	2013	2013
	RMB	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	130,506	19,138	3,161
Prepayments and other current assets	3,348	4,607	761
Other receivables due from related parties	1,036,060	2,376	393
Investment in subsidiaries	6,883,560	5,579,664	921,695
Total assets	8,053,474	5,605,785	926,010

LIABILITIES
Current liabilities:
Other payables and accruals	1,162	823	139
Other payables due to related parties	3,620,316	5,005,298	826,816
Dividends payable	11,489	4,704	777
Current liabilities	3,632,967	5,010,825	827,732
Total liabilities	3,632,967	5,010,825	827,732

Shareholders’ Equity
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, 131,860,314 and 127,521,446 issued and outstanding as of December 31, 2012 and 2013)	9,796	9,523	1,573
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 409,087,000 and 409,087,000 issued and outstanding as of December 31, 2012 and 2013)	29,896	29,896	4,938
Additional paid-in capital	1,650,977	9,491	1,568
Accumulated other comprehensive loss	(38,322)	(24,313)	(4,016)
Retained earnings	2,768,160	570,363	94,215
Total Shanda Games Limited shareholders’ equity	4,420,507	594,960	98,278
Total liabilities and shareholders’ equity	8,053,474	5,605,785	926,010

SHANDA GAMES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands unless otherwise stated)

Financial Information of Shanda Games Limited

Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				(Note 2(5))
Net cash generated in operating activities	(7,603)	4,796	(10,791)	(1,783)
Net cash generated / (used) in investing activities	530,776	(533,097)	1,235,427	204,078
Net cash generated / (used) in financing activities	(769,060)	629,821	(1,333,750)	(220,320)
Effect of foreign exchange rate changes on cash and cash equivalents	(8,191)	(141)	(2,254)	(372)
Net increase / (decrease) in cash and cash equivalents	(254,078)	101,379	(111,368)	(18,397)
Cash and cash equivalents, beginning of year	283,205	29,127	130,506	21,558
Cash and cash equivalents, end of year	29,127	130,506	19,138	3,161

