Form 20-F
period 2014-12-31
Shanda Games Ltd
filed 2015-04-17
CIK 1470157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b ) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-34454

Shanda Games Limited

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203
The People’s Republic of China
(Address of principal executive offices)

Yingfeng Zhang, Acting Chief Executive Officer
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 440,313,944 Class A ordinary shares, par value US$0.01 per share, and 97,518,374 Class B ordinary shares, par value US$0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Certain Conventions

Except where the context otherwise requires and for purposes of this annual report only:

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“Daily active users,” or “DAUs,” refers to the number of users who play our mobile games during a day;

•	“Hao Ding” refers to Hao Ding International Limited and its affiliated entities, including Shanghai Buyout Fund L.P.;

•	“MMO games” refers to massively multi-player online games, including MMORPGs and advanced casual games;

•	“MMORPG” refers to massively multi-player online role-playing game;

•	“Monthly active users” or “MAUs” refers to the number of users who play our MMO games during a calendar month;

•	“Monthly paying users” or “MPUs” refers to the number of users who spend virtual currency at least once for our MMO games during a calendar month and includes users who spend virtual currency in our MMO games during beta testing;

•	“Ningxia Zhongyin” refers to Ningxia Zhongyincashmere International Group Co., Ltd. and its affiliated entities;

•	“Orient Finance” refers to Orient Finance Holdings (Hong Kong) Limited and its affiliated entities, including Orient Hongtai (Hong Kong) Limited and Orient Hongzhi (Hong Kong) Limited;

•	“our HK subsidiaries” refers to Shanda Games Holdings (HK) Limited, or Shanda Games (HK), Shanda Games Technology (HK) Limited and Goldcool Holdings (HK) Limited;

•	“our PRC subsidiaries” refers to Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, Lansha Information Technology (Shanghai) Co., Ltd., or Lansha, and Kuyin Software (Shanghai) Co., Ltd.;

•	“our VIEs” refers to our variable interest entities, including primarily Shanghai Hongli Digital Technology Co., Ltd., or Shanghai Hongli; Shanghai Shulong Technology Development Co., Ltd., or Shanghai Shulong, and its subsidiaries, including its wholly owned subsidiaries Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, Nanjing Shulong Computer Technology Co., Ltd., or Nanjing Shulong, Chengdu Aurora Technology Development Co., Ltd., or Chengdu Aurora, Chengdu Simo Technology Co., Ltd., or Chengdu Simo, Chengdu Youji Technology Co., Ltd., or Chengdu Youji, and Tianjin Youji Technology Co., Ltd., or Tianjin Youji; Shanghai Shengzhan Networking Technology Co., Ltd., or Shengzhan, and its wholly owned subsidiaries, Nanjing Shanda Networking Development Co., Ltd., or Nanjing Shanda, and Jiangsu Shanda Networking Technology Co., Ltd., or Jiangsu Shanda; and Tianjin Shengjing Trade Co., Ltd., or Shengjing;

•	“Pre-IPO Reorganization” refers to Shanda Interactive’s reorganization effective July 1, 2008, pursuant to which Shanda Interactive transferred substantially all of its assets and liabilities related to its online game business to us, as more fully described in Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive”;

•	“Shanda Computer” refers to Shanda Computer (Shanghai) Co. Ltd, a wholly owned subsidiary of Shanda Online;

•	“Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company which was our indirect controlling shareholder prior to November 25, 2014, and, unless the context requires otherwise, its subsidiaries and VIEs;

•	“Shanda Group” refers to Shanda Interactive and its subsidiaries and VIEs, and (i) with respect to information on or prior to November 25, 2014 and unless the context requires otherwise, includes our company, our subsidiaries and our VIEs, and (ii) with respect to information on or after November 25, 2014, does not include our company, our subsidiaries or VIEs;

•	“Shanda Networking” refers to Shanghai Shanda Networking Co., Ltd., a PRC company wholly owned by Mr. Tianqiao Chen and Mr. Danian Chen;

•	“Shanda Online” refers to Shanda Online Entertainment Limited, a Cayman Islands company majority-owned by Shanda Interactive, and, unless the context requires otherwise, its subsidiaries and VIEs;

•	“Shengfutong” refers to Shanghai Shengfutong Electronic Business Co., Ltd., which is an entity controlled by Shanda Interactive;

•	“VIE” refers to variable interest entity;

•	“we,” “us,” “our company” and “our” refer to Shanda Games Limited, and, unless the context requires otherwise, (i) its directly wholly owned subsidiaries Shanda Games Holdings (HK) Limited, or Shanda Games (HK), a Hong Kong company, Shanda Games International (Pte) Ltd., or Shanda Games International, a Singapore company, and Shanda Games Korean Investment Limited, a British Virgin Islands company; (ii) its directly majority-owned subsidiary Goldcool Holdings Limited, or Goldcool, a British Virgin Islands company; (iii) its indirectly wholly owned subsidiary Shanda Games Technology (HK) Limited, a Hong Kong company; (iv) its indirectly majority-owned subsidiaries Eyedentity Games, Inc., or Eyedentity, a Korean company, Actoz Soft Co., Ltd., or Actoz, a Korean company publicly listed on the Korea Exchange, Actoz Soft Europe GmbH, or Actoz Europe, a German company, and Goldcool Holdings (HK) Limited, a Hong Kong company; (v) our PRC subsidiaries; and (vi) in the context of describing our operations, also include our VIEs; and

•	“Yilida” refers to Ningxia Yilida Capital Investment Limited Partnership and its affiliated entities.

Amounts in United States dollars, or US$, are presented for the convenience of the reader and are translated from the corresponding amounts in Renminbi, or RMB, at the rate of US$1.00 to RMB6.2046, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate, or at all.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the three years ended December 31, 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F.

On August 31, 2013, we completed the acquisition of Shengzhan and Shengjing, which operate platform services and prepaid card distribution services. See Item 7.B. “Related Party Transactions—Acquisition of Platform and Prepaid Card Distribution Businesses.” As Shengzhan and Shengjing were under the common control of Shanda Interactive at the time of the acquisition, this transaction was accounted for as a reorganization of entities under common control in accordance with U.S. GAAP. Retrospective consolidation of the businesses is required by U.S. GAAP for all historical periods since the inception of common control, which dated to 2008 when our online game business was formed as a distinct business apart from Shanda Interactive prior to our initial public offering in September 2009. Accordingly, we have retrospectively restated our historical consolidated financial information as if Shengzhan and Shengjing had been part of us since 2008 with respect to periods and dates prior to January 1, 2013 in connection with our annual report on Form 20-F for the year ended December 31, 2013. Due to consistent accounting policies and methods between us, Shengzhan and Shengjing, there were no adjustments necessary to conform accounting methods. See Note 1 to our consolidated financial statement included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements which are not included in this annual report on Form 20-F and, with respect to the year ended December 31, 2010 and the balance sheet data as of December 31, 2010 and 2011, give effect to unaudited information associated with the retroactive consolidation of Shengzhan and Shengjing in 2013.

Prior to January 1, 2013, we reported our net revenues in two categories, (i) online game revenues derived in China, which included revenues from both MMO games and mobile games generated in China, and (ii) other revenues. From the first quarter of 2013, we adjusted the presentation of our net revenues to three categories, including MMO game revenues, mobile game revenues and other revenues, as a result of significant growth in mobile game revenues. We no longer distinguish net revenues generated inside and outside China. Beginning with our annual report on Form 20-F for the year ended December 31, 2013, amounts for prior periods were reclassified to conform to the current presentation. See Item 5.A. “Operating Results—Revenues.”

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

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except earnings per share/ADS data)
Consolidated Statements of Operation and Comprehensive Income Data:
Net revenues:
MMO game revenues	4,412.1	5,183.9	4,561.4	3,806.4	3,276.4	528.1
Mobile game revenues	—	—	10.2	482.2	396.4	63.9
Other revenues	118.8	125.9	147.0	56.1	44.5	7.2
Total net revenues	4,530.9	5,309.8	4,718.6	4,344.7	3.717.3	599.1
Cost of revenues:
Third parties	(1,224.4)	(1,355.7)	(1,123.6)	(1,103.2)	(919.2)	(148.1)
Related parties	(10.6)	(11.8)	(32.2)	(32.5)	(20.9)	(3.4)
Total cost of revenues	(1,235.0)	(1,367.5)	(1,155.8)	(1,135.7)	(940.1)	(151.5)

Gross profit	3,295.9	3,942.3	3,562.8	3,209.0	2,777.2	447.6
Operating expenses:
Product development	(517.1)	(755.4)	(712.3)	(714.1)	(657.6)	(106.0)
Sales and marketing
Third parties	(321.8)	(270.0)	(262.2)	(401.6)	(593.3)	(95.6)
Related parties	—	(46.4)	(55.4)	(45.8)	(21.7)	(3.5)
Total sales and marketing	(321.8)	(316.4)	(317.6)	(447.4)	(615.0)	(99.1)
General and administrative	(431.6)	(519.5)	(412.9)	(348.7)	(320.6)	(51.7)
Impairment of goodwill	—	—	—	(30.8)	—	—
Settlement of gain contingency with former shareholder	—	—	—	59.9	—	—

Total operating expenses	(1,270.5)	(1,591.3)	(1,442.8)	(1,481.1)	(1,593.2)	(256.8)
Income from operations	2,025.4	2,351.0	2,120.0	1,727.9	1,184.0	190.8
Interest income
Third parties	74.9	109.3	146.1	73.9	57.7	9.3
Related parties	2.0	32.5	83.7	48.6	1.7	0.3
Interest expense
Third parties	(1.1)	(10.8)	(96.9)	(16.1)	(40.8)	(6.6)
Related parties	(11.1)	(12.2)	(26.8)	(28.8)	(2.0)	(0.3)
Investment income	0.2	0.5	0.1	16.3	(0.8)	(0.1)
Other income, net	246.2	209.7	128.9	136.0	75.8	12.2
Income before income tax expenses and equity in losses of affiliated companies	2,336.5	2,680.0	2,355.1	1,957.8	1,275.6	205.6
Income tax expenses	(436.7)	(609.3)	(545.5)	(322.3)	(248.6)	(40.1)
Equity in losses of and impairments of investments in affiliated companies	(5.4)	(10.0)	(21.0)	(7.5)	(30.4)	(4.9)
Net income	1,894.4	2,060.7	1,788.6	1,628.0	996.6	160.6
Less: Net income attributable to non-controlling interests	(15.8)	(21.1)	(23.2)	(40.1)	43.9	7.1
Net income attributable to Shanda Games Limited	1,878.6	2,039.6	1,765.4	1,587.9	1,040.5	167.7
Earnings Per Share Data:
Earnings per share, basic	3.29	3.60	3.18	2.96	1.94	0.31
Earnings per share, diluted	3.29	3.60	3.18	2.95	1.92	0.31
Earnings per ADS, basic(2)	6.58	7.20	6.36	5.92	3.88	0.62
Earnings per ADS, diluted(2)	6.58	7.20	6.36	5.90	3.84	0.62

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Consolidated Balance Sheets Data:
Total current assets	3,916.7	6,037.5	7,182.3	3,059.4	2,337.6	376.8
Total assets	7,404.2	8,322.9	8,816.5	5,127.4	3,647.5	587.9
Total current liabilities	2,695.2	4,222.8	4,162.5	3,733.4	1,057.5	170.4
Total long term liabilities	378.3	376.7	166.2	474.8	691.4	111.5
Total liabilities	3,073.5	4,599.5	4,328.7	4,208.2	1,748.9	281.9
Redeemable non-controlling interest	—	13.9	13.9	13.9	—	—
Total Shanda Games Limited shareholders’ equity	4,091.8	3,452.3	4,420.5	595.0	1,613.9	260.1
Non-controlling interests	238.9	257.2	53.4	310.3	284.7	45.9
Total equity	4,330.7	3,709.5	4,473.9	905.3	1,898.6	306.0
Total liabilities and equity	7,404.2	8,322.9	8,816.5	5,127.4	3,647.5	587.9

(1)	Translations of RMB into U.S. dollars were made at a rate of RMB6.2046 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2014.

(2) Each American Depositary Share, or ADS, represents two Class A ordinary shares.

Exchange Rate Information

Solely for the convenience of the reader, unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period End
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
2012	6.2990	6.3879	6.2221	6.2301
2013	6.1412	6.2438	6.0537	6.0537
2014	6.1704	6.2591	6.0402	6.2046
October 2014	6.1251	6.1385	6.1107	6.1124
November 2014	6.1429	6.1429	6.1117	6.1429
December 2014	6.1886	6.2256	6.1490	6.2046
2015
January 2015	6.2181	6.2535	6.1870	6.2495
February 2015	6.2518	6.2695	6.2399	6.2695
March 2015	6.2386	6.2741	6.1955	6.1990
April (through April 10, 2015)	6.1989	6.2082	6.1930	6.2082

Source: H.10 statistical release of the U.S. Federal Reserve Board

(1)	Annual averages were calculated using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages were calculated using the average of the daily rates during the relevant month.

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

We license many of our MMO games and mobile games, including some of our most popular games, from third parties. For example, a third party co-owns with Actoz the intellectual property rights relating to Legend of Mir II, or Mir II, and we pay, through Actoz, part of the ongoing licensing fees to this third party. In 2013 and 2014, we derived approximately 60.8% and 57.4% of our net revenues, respectively, from games that were licensed from third parties, including Mir II. We must maintain good relationships with our licensors to ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors. Finally, our licenses may be terminated upon the occurrence of certain events, such as a material breach by us. Only some of our license agreements allow us to automatically extend the term of the license without renegotiating with the licensors. We may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new royalty terms that are unacceptable to us. Our ability to continue to license our games and to maintain good relationships with our licensors also affect our ability to license new games developed by the same licensors.

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

We depend substantially on three MMORPGs, which accounted for approximately 55.0% and 53.3% of our net revenues in 2013 and 2014, respectively, and have finite commercial lifespans.

Three of our MMORPGs, Mir II, Dragon Nest, and The World of Legend, or Woool, including their sequels, contributed approximately 30.9%, 11.6% and 10.8% of our net revenues, respectively, in 2014. Even though we expect the percentage of our net revenues generated from these games to decrease as net revenues from our other games and our other sources of revenue increase, we expect to continue to derive a substantial portion of our net revenues from these games in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II, Dragon Nest or Woool, including:

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

As with other games, Mir II, Dragon Nest and Woool have finite commercial lifespans. Mir II, Dragon Nest and Woool were launched in 2001, 2010 and 2003, respectively. While we believe we will be able to extend the commercial lifespans of these games by enhancing, expanding and upgrading these games to include new features that appeal to existing players and attract new players, revenues from these games may decline as a result of the games approaching the end of their commercial lifespans. In the second quarter of 2012, we scaled back monetization activities for Mir II and Woool and sought to lengthen their lifespans by promoting activities that enhance interaction among users, and our net revenues decreased by approximately 18% compared to the previous quarter. We experienced a decrease in net revenues from these games in the amount of RMB416.4 million from 2012 to 2013 and a further decrease in the amount of RMB297.5 million (US$47.9 million) from 2013 to 2014, as we continued to scale back monetization activities. If we are not able to extend the commercial lifespans of Mir II, Dragon Nest and Woool, our business prospects, financial condition and results of operations may be materially and adversely affected.

Our new games may not be commercially successful, and we may fail to launch new games according to our timetable, or at all.

In order to remain competitive, we must introduce new games that are attractive to our game players and can generate additional revenues and diversify our revenue sources. In addition, due to the substantially shorter lifecycles of mobile games than MMO games, we need to increase the development of mobile games in the pipeline and launch new mobile games at a higher frequency. We cannot assure you that the new games we launch will be commercially successful, and you should not use the success of our existing MMO games or mobile games as an indication of the future commercial success of any of the games in our pipeline. A number of factors could result in delays in launching or prevent us from launching our new games, including technical difficulties, insufficient game development personnel, a lack of marketing or other resources, insufficient interest in our new games among players during the beta testing, and adverse developments in our relationship with the licensors of our new licensed games. For example, we experienced a decrease of RMB164.6 million in net revenues generated from Dragon Nest in China in 2012 as several key expansion packs for the game were delayed in China. In addition, there are many factors that could adversely affect the popularity of our new games, including our abilities to anticipate and adapt to future technology trends, new business models and changed game player preferences and requirements, to plan and organize marketing and promotional activities, and to differentiate our new games from our existing games and other games offered by other companies. We pay licensing fees for games that we license from third-party developers, and failure to introduce new games or maintain their popularity may result in significant write-down or write-off of licensing fees of the relevant games. For example, despite being well received by game players in the United States, RIFT, a 3D MMORPG we licensed from a third party, did not gain momentum among Chinese players after its commercial launch. Due to its lack of popularity, we decided to shut down its operation in September 2013 and, as a result, accelerated amortization of the remaining licensing fee of RMB32.8 million for this game. In August 2014, we launched Final Fantasy XIV, a major game title that we planned to grow into a major revenue source based on our preliminary internal testing. However, the performance of this game failed to meet our original expectations. If we fail to launch new games according to our timetable or at all or if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game sourcing or development costs, which can be significant.

The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could adversely affect our business, results of operations and financial condition.

We entered into an agreement and plan of merger on April 3, 2015 with respect to a going-private transaction. For more details, see Item 4.A “Information on the Company—History and Development of the Company—Proposed Going-Private Transaction.” The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers and third-party game developers.

If the going-private transaction is not completed, you will not receive the proposed transaction consideration and the price of our ADSs could decline. Additionally, the ongoing business of our company could be adversely affected and, without realizing the benefits of having completed the going-private transaction, our company will be subject to a number of risks, including, but not limited to, the following:

•	our company could be required to pay a termination fee of $57,250,000 if the merger agreement is terminated under certain circumstances;
•	our company could be required to pay certain costs relating to the going-private transaction, even if the going-private transaction is not completed, such as legal, financial advisor and printing fees; and
•	under the merger agreement, our company is subject to certain restrictions on the conduct of its business prior to completing the going-private transaction, which could affect its ability to execute certain of its business strategies.

The merger agreement also contains provisions that make it more difficult for us to sell our company to a party other than the consortium. These provisions include the general prohibition on taking certain actions that might lead to or otherwise facilitate a proposal by a third party for an alternative transaction and the requirement that we pay a termination fee of $57,250,000 million in specified circumstances, including if the merger agreement is terminated as a result of our entering into an agreement for an alternative transaction. These provisions might discourage a third party that might otherwise have an interest in acquiring all or a significant part of the shares or assets of our company from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per ADS value than the current proposed transaction consideration.

Furthermore, we could be subject to potential lawsuits in connection with the proposed going-private transaction. See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings.” All of the foregoing could materially adversely affect our business, results of operations and financial condition.

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

We currently operate most of our MMO games and all of our mobile games using the item-based revenue model, and have generated, and expect to continue to generate, a substantial majority of our revenues using this revenue model. Although we have adopted the item-based revenue model for substantially all of our games, it may not be the best revenue model. The item-based revenue model requires us to develop or license games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires us to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If we fail to develop or offer virtual items which game players purchase, we may not be able to effectively convert our active users into paying users. In addition, the item based revenue model may cause additional concerns from PRC regulators who have been implementing regulations that are designed to reduce the amount of time that Chinese youth spend on games and to limit the total amount of virtual currency issued by game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, we may change the revenue model for some of our games if we believe the existing revenue models are not optimal. A change in revenue model could result in various adverse consequences, including disruptions of our game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from our games. We may also experiment with new revenue models for our new games, which may not gain acceptance among game players. We cannot assure you that the revenue model that we have adopted for any of our games will continue to be suitable for that game, or that we will not in the future need to switch our revenue model or introduce new revenue model for that game, or that any new revenue model we introduce will be well received by game players.

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

In recent years we have pursued, and in the future we may continue to pursue, growth through acquisitions and strategic investments. In general, these acquired or invested companies either own intellectual property rights relating to games or operate a network for the distribution of our games. For example, in 2010, we acquired Goldcool, which owns the intellectual property rights to numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords, and Eyedentity, which owns the intellectual property rights to Dragon Nest. Our acquisition of these companies entails a number of other risks that could materially and adversely affect our business and results of operations, including an inability to realize the synergies or achieve the level of performance contemplated at the time of executing these transactions, difficulties integrating the acquired company’s personnel, operations, technologies or products into our existing business, the need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, the diversion of management resources from other strategic and operational issues, the inability to retain the key employees of the acquired companies, and the potential write-offs of acquired assets and goodwill, as well as potential expenses related to the amortization of intangible assets. See also “—We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.” If we are unable to generate significant amounts of revenue from the acquired companies, we may suffer financial losses as a result of the acquired company’s on-going operating expenses, expenses related to the amortization of intangible assets from the acquisition, and additional share-based compensation expenses related to the acquisition. In March 2012, we sold Mochi Media, Inc., or Mochi Media, a company with its focus on mini casual games, to Shanda Online, a company under the common control of Shanda Interactive at the time of the transaction, due to our decision to focus on more intensive and advanced online games in early 2012. As a result of the sale, we recognized a charge of RMB244.0 million to our additional paid-in capital in 2012. In October 2013, we sold a majority of our equity stake in eFusion, a German game operator acquired by us in July 2012, back to its minority shareholder due to its unsatisfactory performance. As a result, we recognized an investment loss of RMB3.2 million in 2013. Furthermore, in August 2013, we completed the acquisition of Shengzhan and Shengjing, which operate platform services and prepaid card distribution services. See Item 7.B. “Related Party Transactions—Acquisition of Platform and Prepaid Card Distribution Businesses.” We face risks of integration of such new businesses and may not be able to realize the contemplated synergies for a unified platform. Our failure to address the risks associated with our acquisition may have a material adverse effect on our financial condition and results of operations.

Our operating margin and profitability may be affected by the change in the mix of revenues from our MMO games and mobile games.

In general, we believe our mobile games have lower operating margins compared with our MMO games. In 2013, we experienced rapid growth in revenues from our mobile games, which contributed to RMB482.2 million, or 11.1%, of our net revenues, as compared with RMB10.2 million, or 0.2%, of our net revenues in 2012. Our operating margin decreased from 44.9% to 39.8% from 2012 to 2013, partially due to such increase of the proportion of our mobile game revenues. In 2014, even though the revenue contribution from our mobile games decreased slightly to 10.7% of our total revenues, we incurred higher research and development expenses as we continued to invest in the development of mobile games. As a result, our operating margin further decreased from 39.8% to 31.9% from 2013 to 2014. We plan to continue to strengthen our mobile game business in the future by rolling out more titles and building our own mobile distribution platform. Therefore, our operating margin and profitability may be negatively affected as a result of further changes in the mix of revenues from MMO games and mobile games or the increased expenses relating to our mobile games.

We face risks associated with the licensing of our games internationally, and if we are unable to effectively manage these risks, our ability to expand our business internationally could be impaired.

As of March 31, 2015, we had licensed nine MMO games and six mobile games to game operators in a number of countries and regions throughout the world. We plan to further license our existing and new games in more countries and regions.

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

We cannot be certain that our in-house developed, licensed, jointly developed or jointly operated games or other content posted on our website do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. As of March 31, 2015, 15 of the games we operated were developed in-house, 40 were licensed from third parties, seven were acquired from third parties, one was jointly developed with a third party and one was jointly operated with third-parties. We have historically been sued for alleged copyright infringement and unfair competition by third parties, and we or any of our licensors, joint developers, joint operators or game developers and operators in which we have invested may in the future be perceived or alleged to infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties and become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others.

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

The online and mobile game industries are evolving rapidly. In particular, as mobile devices become popular, the importance of mobile games has significantly increased for game developers and operators like us. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies, new platforms and new governmental regulations. For example, virtual reality games may be developed on mobile devices like Samsung Gear VR. We evaluate these changes as they emerge and strive to adapt our business and operations in order to maintain and strengthen our leadership in the industry. If we are unable to do so successfully or fall behind in adopting new technologies or standards, our existing games may lose popularity, and the games in our pipeline may not be well received by our game player base, which may have a material adverse effect on our business, financial condition and results of operations.

We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.

The online and mobile game industries in China are highly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of games, including social networking games and mobile games, to be introduced to China. Competition from other game operators, both based in China as well as overseas, is likely to increase in the future. Other game operators or developers, such as China-based Boyaa Interactive, Changyou.com Limited, China Mobile Games and Entertainment Group Limited, Forgame Holdings Limited, Giant Interactive, IGG Inc., iDreamSky Technology Limited, Kingsoft, KongZhong, NetEase, Inc., NetDragon Websoft, Inc., Perfect World Co., Ltd., or Perfect World, Tencent Holdings Limited and The9 Limited, as well as international game developers and operators, such as Activision Blizzard, Inc., CJ Entertainment & Media, Com2us Corporation, DeNA Co., Ltd., Electronic Arts, Inc., Gameloft SE, GungHo Online Entertainment, Inc., Glu Mobile, Inc., Gree, Inc., King Digital Entertainment plc., NCSoft Corporation, Nexon Corporation, NHN Corp., SEGA Networks, Square Enix Co., Ltd., Wemade Entertainment Co., Ltd. and Zynga, Inc., are our current or potential future competitors. As the online and mobile game industries in China are constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken our brand name and achieve greater market acceptance than ours. In addition, even if we are successful in launching new games, competitors may launch similar games which compete for potential game players. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with larger, more established and better financed companies and therefore, obtain significantly greater financial, marketing and game licensing and development resources than us. In addition, increased competition in the online and mobile game industries in China and globally could make it difficult for us to retain existing players and attract new players. Moreover, we may face increasing competition from console systems. New forms of games, such as virtual reality games on Oculus Rift, may quickly become popular and compete with online and mobile games. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We may face intensive competition from game console systems in the near future.

Previously, PRC regulations prohibited the sale of game console systems in China. As a result, despite significant success achieved by console systems in markets other than China, we experienced less competition from them. In September 2013, such prohibition was released upon the establishment of China (Shanghai) Pilot Free Trade Zone, or Shanghai FTZ. Since then, foreign-invested companies have been allowed to manufacture and sell game console systems within Shanghai FTZ and may also sell game console systems to the domestic market subject to the approval by MOC. In December 2014, the State Council promulgated the Notice on Promoting the Replicable Experience Gained in China (Shanghai) Pilot Free Trade Zone, or the 2014 Notice. The 2014 Notice provides that foreign and domestic-invested enterprises are now allowed to engage in the production and sales of game console systems throughout the PRC. Under such new policy, various competitors began the process to introduce game console systems into the Chinese markets. If they are successful, we may face intensive competition from these console systems.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.

Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Yingfeng Zhang, our chairman, director and acting chief executive officer, Mr. Tunghai Chien, our president, Ms. Jin Zhang, our chief administrative officer, Mr. Richard Wei, our chief financial officer and Mr. Jisheng Zhu, our chief operating officer. We also rely on a number of key technology staff for the development and operation of our MMO games and mobile games. In addition, as we expect to focus increasingly on the development of our own games, we will need to continue attracting and retaining skilled and experienced game development personnel to maintain our competitiveness.

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

Our business, financial condition and results of operations could be materially and adversely affected by a severe and prolonged global economic downturn and a corresponding slowdown of China’s economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the growth of China’s economy since 2012. In 2014, China’s gross domestic product expanded by 7.4%, which was its slowest rate in the past 20 years and below the PRC government’s growth target. It is unclear whether China’s economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a conflict involving Ukraine. There have also been concerns about the tensions in the relationship between China and Japan and about North Korea’s nuclear program. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or China’s economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

In the past, the server network relating to our games has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our games or deterioration in the quality of access to our games could reduce our game players’ satisfaction. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. In recent years, the risks that we face from cyber-attacks have increased significantly. Some of these attacks may originate from well organized, highly skilled organizations. Any such attack or system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information, and the personal data of our game players or employees, and in turn could result in damage to our reputation. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance, and any of the above could materially and adversely affect our business, financial condition and results of operations.

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

We acquire or invest in companies whose businesses supplement our business and license games from affiliated entities and third parties. We record acquisition goodwill, investments in affiliated companies and acquired intangible assets on our balance sheet in connection with such acquisitions, investments and licensing arrangements, respectively. If the carrying value of our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill, investments in affiliated companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations. In connection with this risk, impairment charges recorded in earnings for intangible assets, prepaid upfront license fees in connection with licensing arrangements, investments in affiliated companies and goodwill were RMB22.5 million, RMB30.8 million and RMB26.7 million (US$4.3 million) for 2012, 2013 and 2014, respectively.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2014. In addition, PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, reported that our internal control over financial reporting was effective as of December 31, 2014. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

For example, in the fourth quarter of 2009, we introduced an expansion pack for Mir II which was not well received by the game’s users and led to some of the game’s users reducing the amount of virtual items they purchase in the game. Primarily as a result of the introduction of that expansion pack, our net revenues in the first quarter of 2010 decreased by approximately 14% compared with the previous quarter. In the second quarter of 2012, we scaled back monetization activities for Mir II and Woool and sought to lengthen their lifespans by promoting activities that enhance interaction among users, and our net revenues decreased by approximately 18% compared to the previous quarter. In addition, our quarterly results may not always be available due to our limited resources. As a result, you should not rely on our quarterly operating results or operational metrics such as monthly active users, monthly paying users and average monthly revenue per paying user, in this annual report as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

Shanda Interactive ceased to be our shareholder in November 2014. We will not be able to continue to receive the same level of support from Shanda Interactive, which could have a material adverse effect on our business, financial condition and results of operations.

Shanda Interactive ceased to be our shareholder and became an independent third party in November 2014, and we will not be able to continue to receive the same level of support from Shanda Interactive.

Our online game business has benefited significantly from Shanda Interactive’s brand name and strong market position in China. Previously, we operated our business with trademarks licensed from entities controlled by Shanda Interactive, including our corporate name “Shanda Games.” See Item 7.B “Related Party Transactions—Transactions and Agreements with Shanda Interactive.” In October 2014, before Shanda Interactive ceased to be our controlling shareholder, we and entities controlled by Shanda Interactive amended the relevant license agreements, pursuant to which such licenses will terminate on December 31, 2016. We cannot assure you that we will be able to renew these trademark license agreements upon expiration on terms acceptable to us or at all. We may also have to establish a new corporate identity and change our brand and corporate name in light of such uncertainty prior to the expiration. Any rebranding efforts may lead to confusion and substantial marketing expenses and may not be successful, which may have a material adverse effect on our business, financial condition and results of operations.

Previously, we have engaged various entities controlled by Shanda Interactive to provide certain services that are critical to our business, including online payment, rental of office spaces and others. For example, we rely on the online payment platform of Shengfutong for the backend interfaces to the online payment processing services. Secured transmission of confidential information, such as game players’ credit card numbers and expiration dates, personal information and billing addresses over public networks, is essential to maintaining consumer confidence in such payment channels and to allowing us to collect payments on a timely basis. For additional details on our agreements and the fees that we pay to these entities, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive.” Since we do not control these entities and we are no longer affiliated with Shanda Interactive, and because we depend on them for the provision of services that are critical to the operation of our online game business in China, we face substantial risks with respect to our arrangements with such entities in the future. Any failure of or significant quality deterioration in the services offered by entities controlled by Shanda Interactive could materially and adversely affect our business. For example, any deterioration of services provided by Shengfutong could result in delay or failure in collecting payments, expose us to litigation and potential liability relating to online payments, and harm our reputation and our ability to retain existing players, to attract new players and to encourage the consumption of virtual items in our MMO games by game players. In addition, if any of these entities breach their obligations under the respective agreements, terminate these agreements, or refuse to renew these agreements on terms acceptable to us or at all, we may not be able to find a suitable alternative service provider or be able to establish our own alternative platform in a timely manner. Similarly, if we breach the terms of the agreements, these entities could terminate these agreements and halt services that are critical to our business. Termination of these agreements could have a material adverse effect on our business, financial condition and results of operations.

The non-compete and non-solicitation agreement with Shanda Interactive contains exceptions and may not be effective in preventing Shanda Interactive from engaging in certain transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business.

In connection with the Pre-IPO Reorganization, we entered into a non-compete and non-solicitation agreement (which was amended and restated on September 10, 2009 and July 1, 2013), or the non-compete agreement with Shanda Interactive, pursuant to which Shanda Interactive has agreed, for a period of five years commencing July 1, 2013, not to engage, and to cause each other member of the Shanda Group (other than Shanda Games) not to engage, directly or indirectly, in the online game and mobile business anywhere in the world. This agreement is subject to important exceptions, namely, (1) certain of Shanda Interactive’s subsidiaries may continue to engage in third party billing, payment and related services, (2) Shanda Interactive may hold or acquire equity interests in a company that does not have more than 25.0% of its gross revenues (based on the latest annual audited financial statements of the investee company) attributable to the online game and mobile game business; (3) Shanda Interactive may make minority, passive or venture capital investments by its private equity and venture capital funds; and (4) Shanda Interactive may operate virtual communities with certain online game features provided that such features do not constitute the core business model of such community. In addition, the non-compete agreement permits Shanda Interactive to acquire or invest in any third party engaging in the online game and mobile game business if, after using its reasonable best efforts to make such investment opportunity available to us as required under the agreement, we do not pursue such opportunity; provided that Shanda Interactive’s equity interest in such third party shall not exceed 50%. Because of the exceptions described above, we cannot assure you that the non-compete agreement will be effective in preventing Shanda Interactive from engaging in certain conduct or transactions that directly or indirectly may compete with (or be perceived to be in competition with) our online game business, especially after Shanda Interactive ceased to be our shareholder. Even if there is no actual direct or indirect competition to our online game business, the perception by investors or securities analysts of possible competition from Shanda Interactive could adversely affect our business prospects and the price of our ADSs. Nor can we assure you that Shanda Interactive will not breach the non-compete agreement. Although non-compete agreements are generally enforceable under PRC laws, the PRC legal practice regarding the enforceability of such agreements is not as well-developed as those in countries such as the United States, especially with respect to liquidated damages for breach of non-compete obligations by employees. Thus, we cannot assure you that a PRC court would enforce our rights under the non-compete agreement. Even if such agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere. In addition, Shanda Interactive may not agree to extend or renew such non-compete agreement upon its expiration on June 30, 2018 and may decide to compete with us at that time, which will have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Regulation of Our Business and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with its restrictions on foreign investment in the online game industry, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Various regulations in China currently restrict or prevent foreign and foreign-invested entities from engaging in telecommunication services in China, including operating online games. Since we are a Cayman Islands exempted company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online games in China. In order to comply with the foreign ownership restrictions, we operate our online game business in China through our VIEs, all of which are wholly owned by either PRC citizens or PRC companies. Our PRC subsidiaries have entered into a series of contractual arrangements with our VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of our VIEs and consolidate the results of operations of our VIEs in our financial statements. In the opinion of our PRC counsel, Zhong Lun Law Firm, our current ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their respective shareholders on the other hand, are in compliance with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with the opinion of our PRC counsel.

On July 13, 2006, MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT 2006 Circular, in order to prevent foreign investors from indirectly operating telecommunication services in China through domestic value-added telecommunication carriers, including through the lease, transfer or purchase of telecommunications business operation license in any form. The MIIT 2006 Circular provides that any domain name or trademark used by a value-added telecommunication carrier shall be legally owned by such carrier or its shareholders. The MIIT 2006 Circular also provides that the operation site and facilities of a value-added telecommunication carrier shall be installed within the business scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecommunication services that the carrier has been approved to provide. Due to a lack of interpretative materials from the authorities, it is uncertain whether MIIT would consider our corporate structure and the contractual arrangements between our PRC subsidiaries and our VIEs as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT 2006 Circular might have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours. On January 13, 2015, MIIT issued the Announcement on Lifting Restrictions on Foreign Equity Ratio in Online Data Processing and Transaction Processing Business (For-profit E-commerce) in China (Shanghai) Pilot Free Trade Zone, or the MIIT 2015 Circular. The MIIT 2015 Circular provides that in Shanghai FTZ, foreign investors in those companies engaging in the business of providing online data processing and transactions processing services (E-commerce) would be permitted to hold up to 100% of equity interests in such companies. However, restrictions on foreign investments in companies engaging in value-added telecommunications services other than online data processing and transaction processing business are not affected.

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

On January 19, 2015, MOFCOM published on its website for public comment on a draft Foreign Investment Law of the PRC, or the draft FIL. The draft FIL is believed to strengthen the regulation of PRC companies, such as our VIEs, which have contractual arrangements with foreign investors or foreign invested companies. Under the draft FIL, a company controlled by foreign investors through contractual arrangements is considered to be a foreign invested enterprise and as a result is explicitly subject to restrictions on foreign investment. If the current version of the draft FIL becomes effective, our VIEs could fall within the scope of foreign invested companies and be subject to restrictions on foreign investment in the telecommunication service industry including online games, and the related contractual arrangements between our VIEs and us could be challenged. Under the draft FIL, it is unclear how “control” would be determined for such purpose, and the draft FIL is silent as to the enforcement actions that might be taken against existing companies, such as our VIEs, that operate in restricted industries. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We cannot assure you that the PRC government would view our operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation the requirements described in the MIIT 2006 Circular and the GAPP 2009 Circular, with existing policies or with requirements or policies that may be adopted in the future such as the draft FIL. For example, as some of the domain names and trademarks that we use in our operations are not owned by our VIEs or their respective shareholders, we may be in violation of the provisions of the MIIT 2006 Circular or the GAPP 2009 Circular because we operate our online game business through such VIEs. If any of our businesses are determined not to be in compliance with the MIIT 2006 Circular or the GAPP 2009 Circular, the PRC government could take a number of regulatory or enforcement actions that would be harmful to our business, including but not limited to levying fines, revoking our business and operating licenses, requiring us to discontinue or restrict our operations, blocking our website, requiring us to restructure our business or imposing additional conditions or requirements with which we may not be able to comply. New regulations may also be adopted in the future with additional restrictions on our business. We may also encounter difficulties in obtaining performance under or enforcement of these VIE contracts. Any of these actions could cause our business, financial condition and results of operations to suffer and the market price of our ADSs to decline.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft FIL and how it may impact the viability of our current corporate structure, corporate governance and business operations.

In January 2015, MOFCOM published the draft FIL aiming to, upon its enactment, replace the existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The draft FIL is believed to embody a PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on the draft FIL and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft FIL, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft FIL specifically provides that entities established in the PRC but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. “Control” is broadly defined in the draft FIL to cover the following categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meetings, or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a catalogue of “special administrative measures” to be separately issued by the State Council, which will classify industries into the “catalogue of prohibitions” and the “catalogue of restrictions.” Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions.

The “variable interest entity” structure, or the VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft FIL, variable interest entities that are controlled through contractual arrangements could also be deemed FIEs if they are ultimately “controlled” by foreign investors. If MOFCOM takes this position, our VIEs may be deemed FIEs and we may be deemed to operate FIEs in industries listed in the “catalogue of restrictions” based on the current catalogue relating to foreign investment, and our current corporate structure may be challenged. The draft FIL has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure and MOFCOM is soliciting comments from the public on this point. Moreover, it is uncertain whether the industry in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued. We cannot assure you that the Foreign Investment Law and the final “catalogue of special administrative measures,” if enacted, will not mandate further actions to be completed by companies with an existing VIE structure like us or that we will be able to comply with such requirements within reasonable time, on commercially acceptable terms, or at all.

The draft FIL, if enacted as proposed, may also materially impact our corporate governance practices and increase our compliance costs. For instance, the draft FIL imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon changes to investments, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities. If we are subject to such requirements, our compliance costs may substantially increase, and our business, financial condition and results of operations may be materially and adversely affected.

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

Under the contractual arrangements with our VIEs and their respective shareholders, (a) we may replace any such individual or entity as a shareholder of any of our VIEs, and (b) each of these shareholders has executed a power of attorney to appoint the relevant PRC subsidiary as the attorney-in-fact to act on such shareholder’s behalf on all matters pertaining to our VIEs and to exercise all of the rights as a shareholder of our VIEs. However, most of the nominee shareholders of our VIEs are not a director or major shareholder of our company. As a result, most of the shareholders of our VIEs may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. If any of the foregoing were to occur, we may have to incur substantial costs and expend significant resources to enforce these contractual arrangements, including initiating legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations and adversely affect our ability to control our VIEs.

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

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC subsidiaries and our VIEs. We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the Class A ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations. If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to our HK subsidiaries and to us. Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. As a result of these and other restrictions under PRC laws and regulations, each PRC subsidiary is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion amounted to approximately RMB1,847.3 million (US$297.7 million), or 114.5% of our total consolidated net assets, as of December 31, 2014. Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is generally subject to registration with, and approval of, the relevant PRC government agencies, including the State Administration of Foreign Exchange, or SAFE. Our PRC subsidiaries and VIEs are generally prohibited by PRC law from directly lending money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC subsidiaries on a timely basis.

The existing contractual arrangements with our VIEs and their shareholders may be subject to national security review by MOFCOM, and the failure to receive the national security review could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs.

In August 2011, the MOFCOM promulgated the Rules of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which was promulgated in February 2011 and became effective in March 2011. Under the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors that raise concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On January 19, 2015, the MOFCOM published the draft FIL which sets forth more specific rules regarding the procedures of national security review. The application and interpretation of the MOFCOM Security Review Rules remain unclear.

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

Therefore, we cannot assure that the relevant PRC regulatory authorities, such as the MOFCOM, would not ultimately reach a different conclusion based on the existing regulations or any requirements or policies that may be adopted in the future. If the MOFCOM or other PRC regulatory authority determines that we need to submit the existing contractual arrangements with our VIEs and their shareholders for national security review, we may face sanctions by the MOFCOM or other PRC regulatory authorities. These sanctions may include revoking the business or operating licenses of our PRC subsidiaries or our VIEs, discontinuing or restricting our operations in China, confiscating our income or the income of our PRC subsidiaries or our VIEs, requiring us to undergo a costly and disruptive restructuring and taking other regulatory or enforcement actions, such as levying fines, that could be harmful to our business.

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

In July 2011, eight PRC government agencies, including GAPP, the Ministry of Education and MIIT, promulgated the Circular on Implementing the Verification of Real-name Registration for the Anti-Fatigue System of Online Games, or the Real-name Registration Circular, to strengthen the implementation of the anti-fatigue system and the real-name registration system. The Real-name Registration Circular indicates that the National Citizen Identity Information Center of the Ministry of Public Security shall verify identity information of game players submitted by online game operators. In addition, this circular imposes more stringent penalties on online game operators failing to implement the anti-fatigue and real-name registration systems properly and effectively, including suspension or termination of online game services. On July 25, 2014, the General Office of SAPPRFT promulgated the Notice on Deepening Work of Anti-Fatigue and Real-name Registration for Online Games, or the SAPPRFT Circular 72. According to this circular, an application to publish an online game shall be rejected if the relevant online game operator has not established an anti-fatigue system and a real-name registration system.

Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our game player base.

In China, Internet cafés are one of the primary places where our games are played. The PRC government has tightened its regulation and supervision of Internet cafés since 2001 and closed a large number of unlicensed Internet cafés. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafés. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. In February 2007, several government agencies jointly issued a circular suspending the issuance of new Internet café licenses. Since this ban was imposed in 2007, to our knowledge, local governments have not issued new Internet café licenses and it is unclear when local governments will start issuing new licenses again. It was reported that in November 2013, MOC, the Ministry of Public Security, the MIIT and the SAIC jointly issued an internal notice and revoked this ban. However, this has not been confirmed by any public or official announcement and it is uncertain when and how this internal notice will be implemented. In March 2010, MOC issued a circular to increase the penalties for Internet cafés that admit minors. According to this circular, among other things, the governments may revoke an Internet café’s Internet culture operation license if that Internet café allows three or more minors to enter and use the Internet at one time. On April 17, 2013, the MOC promulgated the Notice on Carrying out Pilot Work of Internet Cafés Access, or the Internet Cafés Pilot Notice. According to this notice, the MOC seems to loosen the previous restrictions on Internet cafés in certain pilot cities and areas. On November 16, 2014, the MOC, the MIIT, the SAIC and the Ministry of Public Security jointly issued the Notice on Strengthening the Supervision of Law Enforcement, Improve the Management of Policies, and Promote Healthy and Orderly Development of the Internet Access Service Industry, which purports to loosen the existing restrictions on issuing new Internet café licenses. However, the impact of the implementation of these two latest notices remain to be seen and we cannot assure you that the government agencies will continue to lift the restrictions nationwide. Government agencies may cease to implement any favorable policy or impose stricter requirements in future, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafés. Since a substantial portion of our users play our games in Internet cafés, any reduction in the number, or slowdown in the growth, of Internet cafés in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our business and results of operations, as well as growth prospects.

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

We issue online game virtual currency to game players for them to purchase various virtual items or time units to be used in our MMO games. Shanghai Shulong, Shulong Computer, Chengdu Simo, Chengdu Aurora, Shanghai Hongli, Chengdu Youji, Tianjin Youji and Shengzhan have obtained approval from MOC to issue online game virtual currency, as required under the Virtual Currency Notice. Although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue (such as coupons) are transferable and exchangeable in the games. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, aside from being engaged in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including but not limited to mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

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

Our plan to continue to license our games in international markets may also be adversely affected by public opinion or government policies in markets in which we license our games. For example, South Korea requires online game operators, such as Actoz, to obtain ratings classifications for online games and implement procedures to restrict minors from accessing online games without consents of their parents or guardians. More recently, the Ministry of Gender Equality and Family and the Ministry of Culture, Sports and Tourism in South Korea have enacted and enforced the Shutdown Law since November 2011. It prohibits users under the age of 16 from playing online games during the “shutdown period” from midnight to 6:00 a.m. every day, and requires online game operators to block access by such users to online games and automatically log off such users during the shutdown period.

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

Our VIEs are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from MIIT or its local office in order to engage in any commercial ICP operations within China. An online game operator must also obtain an Internet culture operation license from MOC and an Internet publishing license from the SAPPRFT in order to operate and distribute games through the Internet. Shanghai Shulong currently holds a regional ICP license, an inter-regional ICP license, an Internet culture operation license, and an Internet publishing license. Each of Chengdu Aurora, Chengdu Simo and Shanghai Hongli currently holds a regional ICP license, an Internet culture operation license and an Internet publishing license. Each of Tianjin Youji, Chengdu Youji and Shulong Computer currently holds a regional ICP license and an Internet culture operation license. Nanjing Shulong currently holds a regional ICP license. Shengzhan currently holds an inter-regional ICP license, a regional ICP license and an Internet culture operation license. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

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

Under the Regulations on the Administration of Publishing Electronic Publications, or the GAPP Notice, promulgated by GAPP in February 2008, all online game operators must obtain an Internet publishing license to provide online game services. In addition, approvals from the SAPPRFT are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. In July 2009, GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games, which requires game operators to obtain the approval of GAPP to import online games from offshore copyright owners. In the event of any failure to meet the above mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operating online games, or having its business license revoked. Our online game business may be adversely affected by these two GAPP notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

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

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents through Special Purpose Vehicles, or Circular 37, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 states that if PRC residents use assets or equity interests either in their onshore entities or offshore entities to establish or indirectly control offshore companies for purpose of investment or financing, they must register with local SAFE branches. They must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfers, mergers and acquisitions and spin-off transactions. Under Circular 37, their failure to comply with the registration procedures set forth in such regulation may result in fines or sanctions imposed by the PRC government, including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

We are committed to complying with and to ensuring that our shareholders who are subject to the regulations comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make any applicable registrations or comply with other requirements required by Circular 37 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.

Restrictions on currency exchange may limit our ability to utilize our capital effectively.

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize capital generated in Renminbi to fund our business activities outside of China, if any, or expenditures denominated in foreign currencies. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to our HK subsidiaries and payment of license fees to international game licensors, and our VIEs may purchase foreign exchange for payment of license fees to international game licensors without the approval of SAFE. Our PRC subsidiaries may also retain foreign exchange in its current account, generally subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC government agencies will not limit or eliminate our PRC subsidiaries’ abilities to purchase and retain foreign currencies in the future.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, was historically based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2014, the value of the Renminbi appreciated by approximately 33.4% against the U.S. dollar.

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

In 2012, 2013 and 2014 we received financial incentives from the government in the aggregate amount of RMB183.9 million, RMB159.4 million and RMB114.5 million (US$18.5 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business, financial condition and results of operations.

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

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian flu, H1N1 flu, Ebola and SARS, and natural disasters.

Our business could be adversely affected by avian flu, H1N1 flu, Ebola, SARS, or other epidemics or outbreaks. There have been reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. An outbreak of contagious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets of China and other countries in which we operate. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 that affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries and regions, would also have similar adverse effects. In 2014, the outbreak of Ebola fever in West Africa received considerable worldwide media attention. Experts warn that China is at serious risk of Ebola because of the large numbers of travelers from Africa as well as poor hospital standards.

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

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose securities are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, or the CSRC or the PRC Ministry of Finance, in the United States and the PRC, respectively. The PCAOB continues to discuss with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audits and reported financial information and the quality of our financial statements.

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

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Since a significant portion of our in house game development is conducted by Eyedentity and Actoz, two of our subsidiaries in South Korea, and a significant portion of our mobile game revenues were generated in South Korea, any further increase in tension for any reason could have a material adverse effect on our operations in South Korea and, in turn, on our business, financial condition and results of operations.

Risks Relating to Our ADSs

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on September 30, 2009, the market price of our ADSs on the NASDAQ Global Select Market has ranged from US$2.71 to US$13.00 per ADS and the last reported closing price on April 16, 2015 was US$6.86.

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

As we are a Cayman Islands company, you may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may also be limited.

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

As a foreign private issuer with ADSs listed on the NASDAQ Global Select Market, we follow home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Select Market, we are permitted to follow home country corporate governance practices instead of certain NASDAQ requirements. As a company incorporated in the Cayman Islands with ADSs listed on the NASDAQ Global Select Market, we are relying on the “foreign private issuer” exemption under the NASDAQ Listing Rules and are not obliged to comply with certain NASDAQ corporate governance requirements, including the requirements:

•	that the majority of our board of directors consist of independent directors;

•	that our audit committee has at least three members;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	an annual performance evaluation of the nominating and governance committee and the compensation committee.

We are not required to and will not voluntarily meet these requirements. As a result of our reliance on the “foreign private issuer” exemption, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

It was not clear whether we were a passive foreign investment company, or PFIC, for taxable years 2012 and 2013. Although we believe we were not a PFIC for taxable year 2014, we may be a PFIC for subsequent taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

We will be a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the average quarterly value, generally determined by fair market value, of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets and (b) received directly a proportionate share of the other corporation’s income. If we were a PFIC for any taxable year during which you held Class A ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to those Class A ordinary shares or ADSs for all succeeding years during which you hold them. Although we believe we were not a PFIC for taxable year 2014, it is not clear whether we were a PFIC for taxable years 2012 and 2013. The determination of our PFIC status is subject to uncertainty in any taxable year because it is not clear how the contractual arrangements between our PRC subsidiaries and our VIEs will be treated for purposes of the PFIC rules, and because of the uncertain characterization of certain of our assets and income for purposes of the PFIC rules. Our PFIC status for any taxable year will not be determinable until after the end of the taxable year and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our Class A ordinary shares or ADSs (which may be especially volatile). For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our consolidated affiliated entities, there can be no assurance that we will not be a PFIC for any taxable year. Such characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. In general, if we are a PFIC, “excess distributions” to a U.S. investor and any gain realized by a U.S. investor on the sale or other disposition of our Class A ordinary shares or ADSs will be allocated ratably over the U.S. investor’s holding period for the Class A ordinary shares or ADSs; the amount allocated to the taxable year of receipt of the distribution or disposition and any year prior to our becoming a PFIC will be taxed as ordinary income; and the amount allocated to each other taxable year will be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year. Additionally, an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Alternatively, if we are a PFIC and if our ADSs are “regularly traded” on a “qualified exchange,” a U.S. investor could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.

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

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, and the holders of Class B ordinary share are entitled to 10 votes per share. Class B ordinary shares are convertible into one Class A ordinary share at any time by the holders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of December 31, 2014, 97,518,374 Class B ordinary shares were outstanding. See Item 4.A “Information on the Company—History and Development of the Company—Proposed Going-Private Transaction” and Item 7.A “Major Shareholders.” Due to the disparate voting rights attached to these two classes, the holder of our Class B ordinary shares has significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at a shareholders’ meeting if you do not vote, unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may be more difficult for holders of ADSs to influence the management of our company.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against the “Big Four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder for failing to provide to the SEC such firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice for failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the judge’s initial decision to the SEC. As a result, the decision will not take effect unless and until it is endorsed by the SEC.

On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek approval from the CSRC to provide the SEC with access to such firms’ audit documents in response to future document requests by the SEC made through the CSRC. If the Big Four PRC-based accounting firms, including our independent registered public accounting firm, fail to comply with the document production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and CSRC, the SEC retains authority to impose a variety of additional remedial measures on the accounting firms, such as imposing penalties on such firms and restarting the proceedings against such firms, depending on the nature of the failure.

If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NASDAQ or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Item 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our online game business was founded by Shanda Interactive in 2001. In November 2001, Shanda Interactive launched its first MMORPG, Mir II, which it had licensed from Actoz. In October 2003, Shanda Interactive launched Woool, its first in-house developed online game. As a part of the Pre-IPO Reorganization by Shanda Interactive in 2008, our company, Shanda Games Limited, was incorporated in the Cayman Islands on June 12, 2008 as an exempted company with limited liability and as a direct wholly owned subsidiary of Shanda Interactive to be the holding company for the online game business. Subsequently, we completed our initial public offering of our ADSs on the Nasdaq Global Select Market on September 30, 2009. There were an aggregate of 537,832,318 ordinary shares outstanding as of December 31, 2014.

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

Investments, Acquisitions and Disposals

In March 2012, we sold Mochi Media, a platform for distributing and monetizing browser-based mini casual games, for an appraised value of US$60 million to Shanda Online, a company then under the common control of Shanda Interactive, in a stock-for-stock transaction. Prior to this disposal, Mochi Media was our direct wholly owned subsidiary incorporated in Delaware.

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

In August 2013, we acquired Shengzhan and Shengjing, two companies providing platform services and prepaid card distribution services, from Shanda Interactive.

In September 2013, we established a wholly owned German subsidiary, Shanda Games International Europe GmbH, or Shanda Europe, to operate Dragon Nest in Europe. In October 2013, we sold a majority of our 70% stake, or 42% of the total equity interests, in eFusion back to the minority shareholders for consideration of €0.4 million, or approximately RMB2.9 million.

In August 2014, Shanda Games International, the direct shareholder of Shanda Europe, transferred a 60% stake in Shanda Europe to Actoz for consideration of US$0.7 million, and Shanda Europe was later renamed as Actoz Soft Europe GmbH.

Proposed Going-Private Transaction

On January 27, 2014, our board of directors received a preliminary non-binding proposal letter from Shanda Interactive, our then controlling shareholder, and an affiliate of Primavera Capital Limited, or Primavera, which together with Shanda Interactive comprised the consortium at the time, to acquire all of our outstanding Class A and Class B ordinary shares in a going-private transaction for US$6.90 per ADS, or US$3.45 per ordinary share, in cash.

A special committee of our board of directors, consisting solely of independent directors, was formed and proceeded to consider the proposed going-private transaction and to negotiate with the consortium as it existed from time to time, while considering other strategic options available to us, with the aid of Bank of America Merrill Lynch as its financial adviser and Sullivan & Cromwell LLP as its U.S. legal counsel. On April 3, 2015, we entered into an agreement and plan of merger with special purpose vehicles wholly owned by affiliates of the consortium, which as of the date of the merger agreement was comprised of Yilida, Ningxia Zhongyin, Orient Finance and Hao Ding. Pursuant to the merger agreement, the consortium will acquire the shares of our company not already owned by members of the consortium for a purchase price of US$3.55 per ordinary share and US$7.10 per ADS cash.

The transaction is subject to customary closing conditions, including approval by our shareholders. Pursuant to the support agreement that they entered into in connection with the going-private transaction, the members of the consortium have agreed to vote all of the shares they beneficially own, which represent approximately 90.9% of the total number of votes represented by our issued and outstanding shares, in favor of the authorization and approval of the merger agreement and the going-private transaction.

If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NASDAQ. See Item 3.D. “Risk Factors—Risks Relating to Our Business and Our Industry—The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could adversely affect our business, results of operations and financial condition.”

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

We develop and source a broad array of game content through multiple channels, including in-house development, licensing, investment, acquisition, joint development and joint operation. Through these channels, we have built a large, diversified game portfolio and a robust game pipeline. As of March 31, 2015, we operated 35 MMO games and 29 mobile games in China and certain overseas markets. In 2014, we derived 88.1% of our net revenues from MMO games and 10.7% of our net revenues from mobile games. As of March 31, 2015, our in-house development capabilities consisted of approximately 1,350 game development personnel, and we operate nine MMO games and six mobile games that we developed in-house. We license games from international and domestic developers. In 2014, we derived approximately 57.4% of our net revenues from games that were licensed from third parties, including Mir II and its sequels, from which we derived approximately 30.9% of our net revenues in 2014. As of March 31, 2015, 40 of our 64 games were licensed from third-party developers on an exclusive basis, one game was jointly developed with a third-party developer, and one game was jointly operated with third-party developers.

Our game player base is one of the largest in China. For the three-month period ended December 31, 2014, we had 17.1 million average monthly active users and 2.9 million average monthly paying users for our MMO games, and 715,500 average daily active users for our mobile games. We seek to strengthen our game players’ loyalty by, among other things, closely monitoring our players’ preferences and introducing updates, expansion packs and other game improvements in a timely manner. We believe the size of our game player base is a key factor in attracting and retaining both game players and additional game content.

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

We are expanding our business into selected overseas markets. We established Shanda Games International, our wholly owned Singapore subsidiary, to help establish our overseas business. In August 2011, we began operating a localized version of Dragon Nest in Singapore. In December 2012, we launched Million Arthur in South Korea through Actoz. In March 2013, we started to operate Dragon Nest in Europe. In addition, we also license certain of our MMO games and mobile games, in which we own the related game intellectual property rights, to overseas third parties. As of March 31, 2015, we licensed nine MMO games and six mobile games to third parties in international markets, including Hong Kong, Macau, Taiwan, Malaysia, Indonesia, the Philippines, Singapore, Thailand, South Korea, Japan, the United States, Canada, Australia, Turkey and Russia, as well as countries in the Middle East and Europe.

Our net revenues were RMB3,717.3 million (US$599.1 million) in 2014, compared to RMB4,344.7 million in 2013. Our net income attributable to our company was RMB1,040.5 million (US$167.7 million) in 2014, compared to RMB1,587.9 million in 2013.

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

As of March 31, 2015, we operated 35 MMO games and 29 mobile games. The following table sets forth certain information relating to the major games that we operated as of March 31, 2015.

Game	Genre	Game Type	Game Source	Launch Date/Region
Mir II(1)	Martial arts adventure	2D MMORPG	License	November 2001, China
BNB	Battle	2D advanced casual	License	August 2003, China
Woool(2)	Martial arts adventure	2D MMORPG	In-house	October 2003, China
The Age	Martial arts adventure	2D MMORPG	In-house	June 2004, China
Maple Story	Side-scrolling combat	2D advanced casual	License	August 2004, China
Latale	Side-scrolling combat	2D MMORPG	In-house	July 2006, South Korea
April 2007, China
Fengyun Online	Martial arts adventure	3D MMORPG	Acquisition	July 2007, China
November 2010, Singapore
A Thousand Years III	Martial arts adventure	2D MMORPG	In-house	November 2008, China
AION	Fantasy	3D MMORPG	License	April 2009, China
Luvinia Online	Fantasy	3D MMORPG	Acquisition	August 2009, China
Dragon Nest	Action	3D MMORPG	Acquisition	July 2010, China
August 2011, Singapore
November 2012, South Korea
March 2013, Europe
Legend of Immortals	Martial arts adventure	2.5D(3) MMORPG	In-house	May 2011, China
Mir III(1)	Martial arts adventure	2D MMORPG	License	October 2011, China
Million Arthur	Card	2D mobile	License	December 2012, South Korea
March 2013, Taiwan
July 2013, China
March 2014, Singapore

Game	Genre	Game Type	Game Source	Launch Date/Region
Chain Chronicle	Card	2D mobile	2D mobile	March 2014, South Korea
May 2014, China
July 2014, Taiwan
LoveLive!	Card	2D mobile	License	May 2014, Taiwan
June 2014, China
Iron Knights	RPG	3D mobile	License	June 2014, South Korea
December 2014, China
Bloodline	Card	2D mobile	In-house	July 2014, China
December 2014, South Korea
Final Fantasy XIV	Fantasy	3D MMRPG	License	August 2014, China

(1)	We license Mir II from Actoz, which is our majority-owned subsidiary. While Actoz controls the licensing of Mir II in China, we continue to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

(2)	Including the following sequels to Woool: Woool: Legend of Heroes, Woool: Raider of Gems and Woool: Unrivaled, as well as the web version and mobile version of Woool of Paladin.

(3)	2.5D refers to a game with 3D-rendered characters but a 2D game environment.

The following table sets forth, for the periods indicated, certain operating statistics for our MMO games and mobile games.

	For the Three Months Ended,
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
MMO games:
Average monthly active users (in millions)(1)	17.7	17.5	17.1	17.1
Average monthly paying users (in millions)(2)	3.0	3.0	2.9	2.9
Average monthly revenue per paying user (in RMB)(3)	101.0	97.9	88.3	83.8
Mobile games:
Average daily active users (in thousands)(4)	472.8	537.1	890.6	715.5
Average revenue per daily active user (in RMB)(5)	1.5	1.8	1.7	1.6

(1)	Monthly active users, or MAUs, refers to the number of users who play our MMO games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.

(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once for our MMO games during a calendar month and includes users who spend virtual currency in our MMO games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.

(3)	Average monthly revenues per paying user, or ARPU, refers to the total revenues from MMO games during a given quarter divided by the average MPUs, further divided by three.

(4)	Daily active users, or DAUs, refers to the number of users who play our mobile games during a day. Average daily active users is the average of the DAU for each day during a given period.

(5)	Average revenues per daily active user, or ARDAU, refers to the total mobile game revenues for a given period, divided by the number of days in that period, further divided by the average DAU during the period.

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

Mobile games. We offer our mobile games in different versions that are adapted for a range of mobile devices, including iPhone, iPad and Android devices. All of our mobile games are accessible from mobile devices, including tablets and mobile phones, through App Store, Google Play, our own mobile game distribution platform, and other third-party mobile app platforms for Android.

Our Game Development and Sourcing Model

The sources of our game content include the games that we develop in-house and games that we license from, acquire from, jointly develop or jointly operate with third parties.

In-House Development

Our in-house development team produces new games and related updates and expansion packs. As of March 31, 2015, we operated nine MMO games that we developed in-house, including Woool, the first large-scale MMORPG developed in China and one of our most popular games. In addition, we introduced approximately 148 updates and expansion packs for our existing MMO games in 2014. As of March 31, 2015, we operated six mobile games that we developed in-house.

We have strong in-house game development capabilities supported by our research and development center and our proprietary game development platform, which is designed with modularized functions and provides a stable, efficient and scalable platform for developing both server-end and client-end game software. We have used this platform to successfully develop in-house games, such as The Age, Woool and Age of Dawn. Furthermore, we have significantly strengthened our in-house game development capabilities by acquiring game developers such as Actoz and Eyedentity. Because Actoz is a majority-owned subsidiary, we classify all games developed by Actoz as in-house developed, except for Mir II, which we categorize as a licensed game because Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

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

As of March 31, 2015, we had approximately 1,350 game development personnel. Most of our software programmers and testing engineers have university or graduate degrees.

Game Licensing

We license games from international and domestic developers. We monitor certain key markets such as South Korea, Japan, the United States and Europe to identify and source game content.

As of March 31, 2015, 17 of our 35 MMO and 23 of our 29 mobile games were licensed from third-party developers, including Mir II, which was our leading game in terms of revenues in 2014 and for which Actoz shares the ongoing licensing fees we pay to Actoz with a third party that co-owns the intellectual property rights relating to the game.

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

Joint Operation

We jointly operate certain games with third-party developers in China. For example, from 2012 to 2014, we had an agreement with Suzhou Snail Electronics in connection with the operation of Age of Wushu, pursuant to which we collected operating service fees from Suzhou Snail Electronics and paid no upfront licensing fee to them. We did not own any of the related game intellectual property rights for Age of Wushu. In the future, we may enter into similar joint operation agreements with more third-party developers.

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

Network and Technology Infrastructure

We have developed an extensive technology infrastructure to support our online game operations, including a nationwide server network. As of March 31, 2015, the server network in China consisted of approximately 14,700 servers and 9,500 server annex equipment units with the capacity to accommodate up to 4.7 million concurrent online game players.

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

As of March 31, 2015, we owned all of the servers in the server network for our online game operations in China. All of the servers in the server network for our online game operations in China are located on the premises of our hosting telecommunications operators. Our server lease arrangements reduce our initial expenditures on servers, provide flexibility in network deployment and include incentives for network operators to maximize our network performance. We plan to add additional servers in order to introduce new games into our portfolio, service additional game players in more locations, accommodate a larger game player base and replace old servers when necessary.

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

Online and traditional advertising. We regularly advertise on a wide range of Internet portals and online game websites in China. We target a broad base of Internet users through three key initiatives: (i) the launch of large-scale coordinated advertising campaigns on major Internet portals, (ii) an “affiliate marketing campaign” attracting hundreds of regional websites in China through an incentive scheme to jointly promote our new games and direct traffic to our games’ websites or our own mobile game distribution platform and (iii) a “multi-segment” targeted advertising campaign promoting our games to different demographic groups of game players.

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

Licensing of Our Games to Third Parties

We license to third parties certain of our online games in which we own the relevant intellectual property rights. Under these license agreements, we typically license the right to exclusively operate, promote, distribute and service our online games in specified territories. In return, the licensee pays us an upfront licensing fee, which is typically paid in installments, and a royalty fee, which is equal to a percentage of revenues generated by the licensee from operating the game in the specific country or region. Generally, the licensees are responsible for the sales and marketing of the licensed games, including setting the price of virtual items, as well as maintaining the network infrastructure and customer service, and we provide the localized versions of our games and the technical support for the operation of our games. We generally provide our licensees with updates to the licensed games. We also usually assist the licensee in preventing, detecting and resolving cheating and hacking activities. As of March 31, 2015, we licensed 15 games to third parties in international markets, including Hong Kong, Macau, Taiwan, Malaysia, Indonesia, the Philippines, Singapore, Thailand, South Korea, Japan, the United States, Canada, Australia, Turkey and Russia, as well as countries in the Middle East and Europe.

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

Mobile Games

We distribute our mobile games primarily through Apple’s App Store and Google’s Google Play, and are subject to their standard service terms and conditions with regard to the promotion, distribution, operation and payment methods for our mobile games. In 2013, as part of our efforts to further strengthen our mobile strategy, we launched our own mobile game distribution platform for Android, through which we distribute our mobile games for Android and collect payments from players. For the Android platform, we also use other third-party mobile app platforms to distribute our mobile games in China. Players may make payments and purchase our virtual currency through App Store, Google Play, our own mobile game distribution platform or other mobile app platforms. For third-party mobile app platforms including Apple’s App Store and Google’s Google Play, payments are settled to us upon confirmation of total proceeds collected and after deductions of service fees and taxes, if applicable, typically on a monthly basis. We track various information, including player accounts and in-game purchases, to verify the transactions and proceeds.

Customer Service

When our game players make inquiries, a customer service representative is the initial point of contact, and if the inquiry involves game related technical problems, that representative liaises with a member of our game management team responsible for the relevant game. Our game management teams investigate and address irregularities in game operation reported by users, including eliminating cheating programs that are used by players to enable their game characters to acquire superior in-game capabilities. Typical requests handled by the customer service representatives include addressing problems in adding value to user accounts, retrieving forgotten passwords, and recovering lost user accounts. Typical requests handled by our game management teams include recovering virtual items or in-game characters, and other game-related questions. Customer service is provided through call centers, walk-in customer service centers and online customer service, including online forums and in-game customer service.

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

Competition

We compete primarily with other online game and mobile game developers and operators in China, including Boyaa Interactive, Changyou.com Limited, China Mobile Games and Entertainment Group Limited, Forgame Holdings Limited, Giant Interactive, IGG Inc., iDreamSky Technology Limited, Kingsoft, KongZhong, NetEase, Inc., NetDragon Websoft, Inc., Perfect World, Tencent Holdings Limited and The9 Limited. We also compete with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators, such as Activision Blizzard, Inc., CJ Entertainment & Media, Com2us Corporation, DeNA Co., Ltd., Electronic Arts, Inc., Gameloft SE, GungHo Online Entertainment, Inc., Glu Mobile, Inc., Gree, Inc., King Digital Entertainment plc., NCSoft Corporation, Nexon Corporation, NHN Corp., SEGA Networks, Square Enix Co., Ltd., Wemade Entertainment Co., Ltd. and Zynga, Inc.

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

As of December 31, 2014, we owned 259 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.

As of December 31, 2014, we owned 357 trademarks, each in various categories, each of which has been registered with the China Trademark Office, and had 123 trademark applications, each in various categories, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Hong Kong and Vietnam.

As of December 31, 2014, we owned 96 patents and had 25 patent applications pending with the State Intellectual Property Office of China.

As of December 31, 2014, we owned or licensed 284 registered domain names, including our official website and domain names registered in connection with each of the games we offer. All of our domain names are either held by, or licensed by our PRC subsidiaries or VIEs.

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

On January 13, 2015, MIIT issued the Announcement on Lifting Restrictions on Foreign Equity Ratio in Online Data Processing and Transaction Processing Business (For-profit E-commerce) in China (Shanghai) Pilot Free Trade Zone, or the MIIT 2015 Circular. The MIIT 2015 Circular provides that in Shanghai FTZ, foreign investors in those companies engaging in the business of providing online data processing and transactions processing services (E-commerce) would be permitted to hold up to 100% of equity interests in such companies. However, restrictions on foreign investments in companies engaging in value-added telecommunications services other than online data processing and transaction processing business are not affected.

In order to comply with such foreign ownership restrictions, we operate our online game business in China through our VIEs, which are controlled by our PRC subsidiaries through a series of contractual arrangements. We believe that our ownership structure, business and operation model comply, in all material respects, with current PRC laws and regulations.

On January 19, 2015, MOFCOM published on its website for public comment on a draft Foreign Investment Law of the PRC, or the draft FIL. The draft FIL is believed to strengthen the regulation of PRC companies, such as our VIEs, which have contractual arrangements with foreign investors or foreign invested companies. Under the draft FIL, a company controlled by foreign investors through contractual arrangements is considered to be a foreign invested enterprise and as a result is explicitly subject to restrictions on foreign investment. If the current version of the draft FIL becomes effective, our VIEs could fall within the scope of foreign invested companies and be subject to restrictions on foreign investment in the telecommunication service industry including online games, and the related contractual arrangements between our VIEs and us could be challenged. Under the draft FIL, it is unclear how “control” would be determined for such purpose, and the draft FIL is silent as to the enforcement actions that might be taken against existing companies, such as our VIEs, that operate in restricted industries. See also Item 3.D. “Risk Factors–Risks Relating to Regulation of Our Business and to Our Structure—If the PRC government finds that the agreements that establish the structure for operating our business do not comply with its restrictions on foreign investment in the online game industry, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and Item 3.D. “Risk Factors–Risks Relating to Regulation of Our Business and to Our Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft FIL and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Licenses

A number of aspects of our business require us to obtain licenses from a variety of PRC regulatory authorities.

ICP License. According to the Administrative Measures on Internet Information Services, commercial Internet information service operators must obtain a value-added telecommunications business operation license, or ICP license, or be sublicensed by qualified ICP license holders. Moreover, a value-added telecommunications service provider providing services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Shanghai Shulong and Shengzhan have obtained an inter-regional ICP license which covers online game services. Chengdu Youji, Chengdu Aurora and Chengdu Simo have obtained a regional ICP license which only allows them to provide value-added telecommunications services within Sichuan Province. Shanghai Shulong, Shanghai Hongli, Shulong Computer and Shengzhan have obtained regional licenses which allow them to provide ICP services in Shanghai. Tianjin Youji and Nanjing Shulong have obtained regional licenses which allow them to provide ICP services in Tianjin and Jiangsu Province, respectively.

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

Trademark. The PRC Trademark Law, which was adopted in August 1982 and amended in February 1993, October 2001 and August 2013, with its implementation rules adopted in August 2002 and amended in April 2014, protects registered trademarks. The Trademark Law was further amended in August 2013, which will become effective in May 2014. In connection with the amendment, the SAIC is also in the process of amending its implementation rules. The Trademark Office of SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

Internet Café Regulation

Internet cafés are required to obtain a license from MOC and SAIC and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute virtual prepaid cards. The PRC government has intensified its regulation of Internet cafés, which are currently one of the primary venues for our users to play our games. In 2004, MOC, SAIC and several other government agencies jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level government agencies may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafés. As many of our game players access our games from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of any intensified Internet café regulation will limit our ability to maintain or increase our revenues and expand our game player base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central government agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés in 2007 and enhanced the punishment for Internet cafés admitting minors. In September 2009, MOC promulgated the Measures for the Administration of Recognition of Internet cafés Chain Enterprises, according to which, the PRC government and its related authorities encourage the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés. In March 2010, MOC issued a circular to increase the punishment on Internet cafés which allow minors to enter and use the Internet in their cafes. On April 17, 2013, the MOC promulgated the Notice on Carrying out Pilot Work of Internet Cafés Access, or the Internet Cafés Pilot Notice. According to this notice, the MOC seems to loosen the previous restrictions on Internet cafés in certain pilot cities and areas. On November 16, 2014 the MOC, the MIIT, the SAIC and the Ministry of Public Security jointly issued the Notice on Strengthening the Supervision of Law Enforcement, Improve the Management of Policies, Promote Healthy and Orderly Development of the Internet Access Service Industry, which purports to loosen the existing restrictions on issuing new Internet café licenses. However, the impact of the implementation of these two latest notices remain to be seen. We cannot assure you that the government agencies will continue to lift the restrictions nationwide. Government agencies may cease to implement any favorable policy or impose stricter requirements in the future, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafés. See also Item 3.D. “Risk Factors–Risks Relating to Regulation of Our Business and to Our Structure—Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our game player base.”

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

In October 2013, the Standing Committee of the National People’s Congress amended the Consumer Rights Protection Law of the PRC, or the Consumer Rights Protection Law, which became effective in March 2014. Under the Consumer Rights Protection Law, business operators collecting and using personal information of consumers shall adhere to the principles of legitimacy, bona fide and necessity, state expressly the purpose, method and scope of collection and use of information, and obtain the consent of consumers for collecting and using personal information of consumers. Business operators collecting and using personal information of consumers shall publish their collection and use rules, and shall not violate the provisions of laws and regulations or any agreement with the consumers regarding collection and use of the information. Business operators and their staffs shall keep strict confidentiality of personal information of consumers collected by them, and shall not divulge, sell or provide such information to others illegally. Business operators shall adopt technical measures and other requisite measures, ensure information security, and prevent disclosure and loss of personal information of consumers. In the event of disclosure or loss or possible disclosure or loss of information, remedial measures shall be forthwith adopted. Business operators shall not send commercial information to consumers without their consent or request or when a consumer has explicitly rejected.

In August 2014, the Supreme People’s Court of the PRC promulgated the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law to Trial of Civil Dispute Cases over Infringement upon Personal Rights and Interests by Using Information Networks, which provides that if an ICP operator uses the network to disclose the genetic information, medical records, health examination data, criminal records, home address, private events and other personal privacy and information of a natural person causing damages, the aggrieved party will be entitled to hold the ICP operator liable unless: (i) the natural person has given written consent and the disclosure is within the agreed scope; (ii) the information is disclosed in order to promote the public interest and it is within the necessary extent; (iii) the information is disclosed for the purposes of public interest of academic research or statistics by schools and research institutions that is consented by the natural person in a written form, and the way of disclosure is not sufficient to identify the specific individuals; (iv) the information is self-disclosed by the natural person or has been lawfully disclosed on the Internet; or (v) the personal information is obtained in a lawful manner.

We require our users to accept a user agreement whereby they agree to provide certain personal information to us. However, we cannot assure you that all of our VIEs can fully comply with the requirements under the MIIT Provisions, the Congress’ Decision, the MIIT Regulations, the Consumer Rights Protection Law 2013 or other related rules. If an Internet information service provider violates the MIII Provisions, the Congress’ Decision, the MIIT Regulations, the Consumer Rights Protection Law 2013 and other related rules, the government agencies may impose penalties and the Internet content provider may be held liable for damages caused to its users.

Anti-Fatigue Compliance System and Real-name Registration System

In April 2007, GAPP and several other government agencies issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in game benefits to a game player by half if the game player has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. In July 2011, GAPP, together with several other government agencies, jointly issued a Circular on Implementing the Verification of Real-name Registration for the Anti-Fatigue Compliance System on for Online Games, or the Real-name Registration Circular to strengthen the implementation of the anti-fatigue compliance and real-name registration system. The main purpose of the Real-name Registration Circular is to curb addictive online game playing by minors and protect their physical and mental health. This circular indicates that the National Citizen Identity Information Center of the Ministry of Public Security shall verify identity information of game players submitted by online game operators. The Real-name Registration Circular also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively. The most severe punishment could be termination of online game operations. In July 2014, the General Office of SAPPRFT promulgated the Notice on Deepening Work of Anti-Fatigue and Real-name Registration for Online Games, or the SAPPRFT Circular 72, according to which an application to publish an online game shall be rejected if the relevant operator of the online game has not established an anti-fatigue system and a real-name registration system. See Item 3.D. “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our operations may be adversely affected by the implementation of anti-fatigue-related regulations.”

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

The application and interpretation of the MOFCOM Security Review Rules remain unclear. Currently, there are no explicit and public provisions or official interpretations indicating that our current businesses fall within the scope of national security review, and there is no requirement for foreign investors to those merger and acquisition transactions completed prior to the effectiveness of Circular 6 and the MOFCOM Security Review Rules to take initiative to submit such transactions for national security review. Based on our analysis of the rules, we have concluded that there is no need for us to submit our existing contractual arrangements with our VIEs and their shareholders to MOFCOM for national security review. On January 19, 2015, the MOFCOM published the draft Foreign Investment Law, or the draft FIL, which sets forth more specific rules regarding the procedures of national security review. However, if MOFCOM or other PRC regulatory agency subsequently determines that we need to submit our existing contractual arrangements with our VIEs and their shareholders for national security review by interpretation, clarification or amendment of the MOFCOM Security Review Rules or by any new rules, regulations or directives to be promulgated in the future, we may face sanctions by MOFCOM or other PRC regulatory agency. See Item 3.D. “Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—The existing contractual arrangements with our VIEs and their shareholders may be subject to national security review by MOFCOM, and the failure to receive the national security review could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs.”

C. ORGANIZATIONAL STRUCTURE

As of March 31, 2015, we operated our businesses through the following significant direct and indirect subsidiaries:

•	Shanda Games Holdings (HK) Limited, which is our wholly owned subsidiary incorporated in Hong Kong;

•	Shengqu Information Technology (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Shanda Games (HK);

•	Shengji Information Technology (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Shanda Games (HK);

•	Lansha Information Technology (Shanghai) Co., Ltd., which is a wholly foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Shanda Games Technology (HK) Limited;

•	Shanda Games International (Pte) Ltd., which is our wholly owned subsidiary incorporated in Singapore;

•	Kuyin Software (Shanghai) Co., Ltd., which is a majority foreign-owned operating entity incorporated in the PRC and a wholly owned subsidiary of Goldcool Holdings (HK) Limited;

•	Eyedentity Games, Inc., which is our majority-owned subsidiary incorporated in South Korea;

•	Actoz Soft Co., Ltd., which is our majority-owned subsidiary incorporated in South Korea and is publicly listed on the Korea Exchange; and

•	Actoz Soft Europe GmbH, which is Actoz’s majority-owned subsidiary incorporated in Germany.

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

The following diagram illustrates our direct and indirect subsidiaries and VIEs as of March 31, 2015.

D. PROPERTY, PLANT AND EQUIPMENT

We lease our office space of approximately 18,100 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, and No. 1, Lane 666 Zhangheng Road, Pudong New Area, Shanghai 201204, from Shanda Interactive. In addition, we occupy an aggregate of approximately 15,300 square meters of leased office space in other locations in Shanghai, Chengdu, Nanjing, Hong Kong, Singapore, South Korea and Germany. As our workforce expands, we may need to lease or purchase additional office space.

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

As of March 31, 2015, we operated 35 MMO games and 29 mobile games and our in-house development capabilities consisted of approximately 1,350 game development personnel. We use either the item-based or time-based revenue model for the games we operate, with most of our games using the item-based model. Compared with the time-based model, under which players pay for game-playing time, the item based model allows game players to play the basic features of the game for free. Game players may then choose to purchase virtual items that enhance their playing experience, such as weapons, clothing, accessories and pets. Our game players purchase virtual items and access our games primarily through the purchase of electronic or physical prepaid cards.

Our net revenues were RMB3,717.3 million (US$599.1 million) in 2014, compared to RMB4,344.7 million in 2013. Our net income attributable to our company was RMB1,040.5 million (US$167.7 million) in 2014, compared to RMB1,587.9 million in 2013.

Three MMO games accounted in the aggregate for approximately 55.0% and 53.3% of our net revenues in 2013 and 2014, respectively. These games have finite commercial lifespans. While we may be able to extend the commercial lifespans of these games by adding new features that appeal to existing players and by attracting new players, we need to develop and source new games that appeal to game players and that will be commercially successful in order to remain competitive. Furthermore, the online game and mobile game industries may not continue to grow at current levels, and we face uncertainties regarding the continuing market acceptance of our games in China and elsewhere. We need to adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. We evaluate these changes as they emerge and strive to adapt our business and operations in order to improve our competitive position in the industry.

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

Game content sourcing costs. Significant resources are required to develop, acquire and market new MMO and mobile games and maintain their popularity in the market, including game development, game licensing and other game sourcing and acquisition costs. We typically incur significant costs and expenses before such games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover such game content sourcing costs.

Competition in China’s online game industry. The online game industry is highly competitive. Numerous competitors have entered the online game industry in China, including Boyaa Interactive, Changyou.com Limited, China Mobile Games and Entertainment Group Limited, Forgame Holdings Limited, Giant Interactive, IGG Inc., iDreamSky Technology Limited, Kingsoft, KongZhong, NetEase, Inc., NetDragon Websoft, Inc., Perfect World, Tencent Holdings Limited and The9 Limited. We also compete with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators, such as Activision Blizzard, Inc., CJ Entertainment & Media, Com2us Corporation, DeNA Co., Ltd., Electronic Arts, Inc., Gameloft SE, GungHo Online Entertainment, Inc., Glu Mobile, Inc., Gree, Inc., King Digital Entertainment plc., NCSoft Corporation, Nexon Corporation, NHN Corp., SEGA Networks, Square Enix Co., Ltd., Wemade Entertainment Co., Ltd. and Zynga, Inc. The proliferation of the number of online game companies has placed significant pressure on the cost of sourcing and marketing online games, attracting new and retaining existing game players, and recruiting and retaining game development and management talent.

The growth of our international business. As of March 31, 2015, we had licensed the publishing rights to nine of our MMO games and six of our mobile games to game operators in a number of countries and regions. We intend to operate our games in certain overseas markets through our overseas subsidiaries and licensees. To export our games to overseas markets, we need to localize our online games to meet the preferences of game players in those markets.

The growth of mobile games. As of March 31, 2015, we operated 29 mobile games. Mobile games revenues accounted for RMB396.4 million (US$63.9 million), or 10.7% of our revenues in 2014. We intend to continue to grow our mobile game business. Our revenue growth will depend on the competitiveness of our mobile game titles and the overall growth of the mobile games market, and we need to launch mobile games that meet the evolving preferences of game players. As lifecycles of mobile games tend to be substantially shorter than those of the MMO games, we need to execute rapid and effective mobile game development in order to achieve continued growth of our mobile game business and greater market share. In addition, mobile games typically have lower operating margins as compared with our MMO games. As mobile game revenues continue to grow, our overall operating margin may become lower.

A. OPERATING RESULTS

Revenues

Our net revenues are divided into MMO game revenues, mobile game revenues and other revenues. The following table sets forth, for the periods indicated, a breakdown of our net revenues by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in millions, except percentages)
Net revenues:
MMO game revenues	4,561.4	96.7	3,806.4	87.6	3,276.4	528.1	88.1
Mobile game revenues	10.2	0.2	482.2	11.1	396.4	63.9	10.7

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in millions, except percentages)
Other revenues	147.0	3.1	56.1	1.3	44.5	7.1	1.2
Total net revenues	4,718.6	100.0	4,344.7	100.0	3,717.3	599.1	100.0

MMO game revenues

MMO game revenues consist of revenues generated from in-game virtual items and game usage fees purchased by players to play our MMO games, including MMORPGs and advanced casual games. We also enter into licensing arrangements with overseas and domestic licensees to operate our games in other countries or territories, from which we derive a minor portion of our revenue.

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

Mobile game revenues

Our mobile game revenues consist of revenues generated from in-game virtual items purchased by players to play our mobile games. We operate all of our mobile games using an item-based revenue model. The most significant factors that affect our revenues are (i) the number of active users and (ii) the average revenue per active user. The number of active users for any given period is equal to the number of users who play our mobile games during the period. The average revenue per active user for a given period is equal to the revenue for the period divided by the number of days in that period, further divided by the average daily active users during the period. Our mobile game business is less susceptible to seasonal fluctuations due to the short lifecycles of mobile games.

Other revenues

Our other revenues consist of advertising revenues and revenues generated from platform services and prepaid card distribution services. Advertising revenues are derived from online advertising associated with the online games on our platform. In 2012, 2013 and 2014, advertising revenues amounted to RMB18.6 million, RMB0.5 million and nil, respectively. Platform service fees and prepaid card distribution service fees are derived from the platform and prepaid card distribution services we provide. Revenues generated from platform services and prepaid card distribution services also include platform service fees and prepaid card distribution fees received by Shengzhan and Shengjing from companies controlled by Shanda Interactive. In 2012, 2013 and 2014, we had RMB57.1 million, RMB34.7 million and RMB17.7 million (US$2.9 million), respectively, from these sources.

Cost of Revenues

Our cost of revenues primarily consists of upfront and ongoing licensing fees for games we operate, platform operations costs, and other miscellaneous expenses. The following table sets forth, for the periods indicated, a breakdown of our cost of revenues by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Total net revenues	4,718.6	100.0	4,344.7	100.0	3,717.3	599.1	100.0
Cost of revenues:
Upfront and ongoing licensing fees	(599.7)	(12.7)	(667.0)	(15.4)	(509.4)	(82.1)	(13.7)
Platform operations costs	(198.9)	(4.2)	(188.1)	(4.3)	(177.9)	(28.7)	(4.8)
Others	(357.2)	(7.6)	(280.6)	(6.4)	(252.8)	(40.7)	(6.8)
Total cost of revenues	(1,155.8)	(24.5)	(1,135.7)	(26.1)	(940.1)	(151.5)	(25.3)
Gross profit	3,562.8	75.5	3,209.0	73.9	2,777.2	447.6	74.7

Upfront and ongoing licensing fees. The cost of licensing games from third-party game content providers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, the majority of which are equal to a percentage of the revenues we generate from the relevant licensed game. In some circumstances, the ongoing licensing fees include minimum guarantees to the licensors regardless of the revenues generated from the licensed games. Upfront licensing fees are amortized on a straight-line basis over the shorter of the term of license and the useful economic life of the licensed game, and we reevaluate the economic lives of our licensed games from time to time. Amortization of upfront licensing fees and recognition of ongoing licensing fees for games constituted 12.7%, 15.4% and 13.7% of our net revenues in 2012, 2013 and 2014, respectively. Our upfront and ongoing licensing fees, as a percentage of net revenues, decreased in 2014 due to a decline in the proportion of net revenues from licensed games and the non-recurrence of the accelerated amortization of the licensing fee paid for the MMO game RIFT for which we terminated commercial operation in 2013. We expect our upfront and ongoing licensing fees, as a percentage of our net revenues, to remain stable in 2015 as we do not expect a major change to our revenue mix of licensed and in-house games.

Platform operations costs. Platform operations costs primarily consist of expenses related to server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees. Platform operations costs constituted 4.2%, 4.3% and 4.8% of our net revenues in 2012, 2013 and 2014, respectively. Platform operations costs, as a percentage of our net revenues, increased in 2014 due to certain fixed costs incurred from maintaining our platform and lower net revenues in 2014. We expect our platform operations costs, as a percentage of our net revenues, to decrease slightly in 2015 as we seek to improve the utilization of our servers.

Others. Other cost of revenues includes employee salary and welfare benefits, such as medical insurance, statutory housing contributions, unemployment insurance and pension benefits, for employees involved in the operation of our games, stock-based compensation for employees who operate our games, amortization of intangible assets associated with intellectual property of games we acquired through acquisitions, and office expenses. Other costs of revenue constituted 7.6%, 6.4% and 6.8% of our net revenues in 2012, 2013 and 2014, respectively. Other costs of revenue, as a percentage of our net revenues, increased in 2014 primarily due to an increase in software expenditures, partially offset by a decrease in salary and benefits as a result of a decrease in headcount. We expect other cost of revenues, as a percentage of our net revenues, to remain stable or increase slightly in 2015 primarily due to increases in salary and benefits.

Gross profit. Gross profit as a percentage of our net revenues was 75.5%, 73.9% and 74.7% in 2012, 2013 and 2014, respectively.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth, for the periods indicated, a breakdown of our operating expenses by amount and percentage of our net revenues.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Gross profit	3,562.8	75.5	3,209.0	73.9	2,777.2	447.6	74.7
Operating expenses:
Product development	(712.3)	(15.1)	(714.1)	(16.4)	(657.6)	(106.0)	(17.7)
Sales and marketing	(317.6)	(6.7)	(447.4)	(10.3)	(615.0)	(99.1)	(16.5)
General and administrative	(412.9)	(8.8)	(348.7)	(8.0)	(320.6)	(51.7)	(8.6)
Impairment of goodwill	—	—	(30.8)	(0.7)	—	—	—
Settlement of gain contingency with former shareholder	—	—	59.9	1.3	—	—	—
Total operating expenses	(1,442.8)	(30.6)	(1,481.1)	(34.1)	(1,593.2)	(256.8)	(42.8)
Income from operations	2,120.0	44.9	1,727.9	39.8	1,184.0	190.8	31.9

Product development expenses. Our product development expenses primarily consist of salary and benefits expenses for personnel engaged in the product development of our games, depreciation expenses, outsourced game development expenses as a result of our investments in game development and operating studios, share-based compensation and other expenses incurred by our product development personnel. Product development expenses as a percentage of our net revenues were 15.1%, 16.4% and 17.7% in 2012, 2013 and 2014, respectively. Product development expenses, as a percentage of our net revenues, increased in 2012, 2013 and 2014 mainly due to our increased investments in research and development of products. We expect our product development expenses, as a percentage of our net revenues, to remain stable in 2015 as we expect similar level of investments in development of new games, updates or expansion packs for our existing games, and customization of games licensed from third parties.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertising and promotion expenses for our MMO games in different media outlets, distribution fee for our mobile games, salary and benefits, share-based compensation and other expenses incurred by our sales and marketing personnel, and fees charged by our online billing service provider. Sales and marketing expenses as a percentage of our net revenues were 6.7%, 10.3% and 16.5% in 2012, 2013 and 2014, respectively. Sales and marketing expenses, as a percentage of our net revenues, increased in 2014 mainly due to higher advertising and promotion expenses for our existing and new MMO and mobile games and lower revenues, partially offset by a decrease in fees charged by one of our online billing service providers due to lower rates. We expect our sales and marketing expenses, as a percentage of our net revenues, to decrease in 2015 due to lower projected advertising and promotion expenses for our new MMO games and the licensing of some mobile games to third-party publishers, who will be required by us to bear the relevant advertising expenses.

General and administrative expenses. Our general and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, professional services fees, business tax and value added tax expenses related to such fees, share-based compensation and other expenses. Our business tax and value added tax expense relates to services and licensing fees paid by our VIEs to our PRC subsidiaries or by our PRC subsidiaries to our overseas subsidiaries. General and administrative expenses as a percentage of our net revenues were 8.8%, 8.0% and 8.6% in 2012, 2013 and 2014, respectively. General and administrative expenses, as a percentage of our net revenues, increased in 2014 mainly due to an increase in legal fees and consulting expenses related to the proposed going-private transaction, partially offset by a decrease in share-based compensation because of a reversal of RMB20.0 million (US$3.2 million) of share-based compensation expenses previously recognized related to our performance-based stock option awards as we expect to miss certain performance targets in future years. We expect our general and administrative expenses, as a percentage of our net revenues, to increase in 2015 due to a lack of such reversal effects in 2014.

Income from operations. Income from operations as a percentage of our net revenues was 44.9%, 39.8% and 31.9% in 2012, 2013 and 2014, respectively.

Interest Income and Expense

We earn interest income from third parties, primarily banks, on demand deposits, short term investments and time deposits with maturity over one year, and from related parties for loans made to Shanda Interactive and its affiliates. In 2012, 2013 and 2014, we received interest income of RMB146.1 million, RMB73.9 million and RMB57.7 million (US$9.3 million), respectively, from third parties and RMB83.7 million, RMB48.6 million and RMB1.7 million (US$0.3 million), respectively, from related parties.

We pay interest expense for short-term and long-term borrowings from banks and related parties. In 2012, 2013 and 2014, we incurred interest expense of RMB96.9 million, RMB16.1 million and RMB40.8 million (US$6.6 million), respectively, for borrowings from banks and RMB26.8 million, RMB28.8 million and RMB2.0 million (US$0.3 million), respectively, for loans from related parties.

For more details regarding interest-bearing loans to and from Shanda Interactive or companies under its control, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive—Loans Outstanding” in our annual report on Form 20-F for the year ended December 31, 2013. Shanda Interactive ceased to be our shareholder on November 25, 2014.

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

In 2012, 2013 and 2014, we received an aggregate of RMB183.9 million, RMB159.4 million and RMB114.5 million (US$18.4 million) in cash, respectively, as financial incentives from municipal governments. Going forward, eligibility for the government financial incentives we may receive requires that we continue to meet a number of government-mandated financial and non-financial criteria, which generally include:

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

Hong Kong

Under the Hong Kong Inland Revenue Ordinance, our HK subsidiaries were subject to a 16.5% tax rate in 2012, 2013 and 2014 on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our HK subsidiaries are not subject to any Hong Kong withholding tax.

Singapore

Under the Singapore income tax legislation, our Singapore subsidiaries were subject to a 17% tax rate in 2012, 2013 and 2014 on taxable income generated from operations in Singapore.

Germany

Under the German income tax legislation, our German subsidiary was subject to a 15% tax rate in 2013 and 2014 on taxable income generated from operations in Germany.

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

In 2008, Shengqu was recognized as a high and new technology enterprise, and in 2008 and 2009, Shengqu was recognized as a national key software enterprise. As a result, Shengqu enjoyed a lower income tax rate of 10% for 2008 and 2009, and a lower income tax rate of 15% for 2010. In 2011, Shengqu successfully renewed its high and new technology enterprise status, and continued to enjoy the 15% tax rate. In 2013, Shengqu was recognized as a national key software enterprise retrospectively for 2011 and 2012. As a result, it was entitled to a lower income tax rate of 10% for 2011 and 2012 and reversed RMB97.2 million income tax expenses in 2013 for the excess tax charged in 2011 and 2012 based on the higher 15% tax rate. In 2014, Shengqu was again recognized as a national key software enterprise retrospectively for 2013 and 2014. As a result, it was entitled to a lower income tax rate of 10% for 2013 and 2014 and reversed RMB55.2 million (US$8.9 million) income tax expenses in 2014 for the excess tax charged in 2013 based on the higher 15% tax rate.

In 2008, Shanghai Shulong was recognized as a high and new technology enterprise. As a result, Shanghai Shulong enjoyed a lower income tax rate of 15% for 2008, 2009 and 2010. Shanghai Shulong’s high and new technology enterprise status, however, was not renewed and therefore was subject to an income tax rate of 25% in 2012, 2013 and 2014.

In 2008, Chengdu Aurora was recognized as a software development enterprise retrospectively from 2007, and as a high and new technology enterprise from 2008 to 2010. As a result, Chengdu Aurora enjoyed tax exemption for 2007 and 2008, and a lower income tax rate of 12.5% for 2009, 2010 and 2011. In 2011 and 2014, Chengdu Aurora successfully renewed its high and new technology enterprise status, and extended its 15% tax rate for 2012, 2013 and 2014.

Lansha was also recognized as a high and new technology enterprise in 2010 and was subject to a lower income tax rate of 15% in 2010, 2011 and 2012. In 2014, Lansha was recognized as a high and new technology enterprise retrospectively for 2013 and 2014. As a result, it was entitled to a lower income tax rate of 15% for 2013 and 2014 and reversed RMB11.2 million (US$1.8 million) income tax expenses in 2014 for the excess tax charged in 2013 based on the higher 25% tax rate.

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

Under the current PRC laws, the profits of a foreign invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is an applicable tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, dividends distributed to holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate provided that certain conditions are met. We accrued withholding taxes of RMB54.5 million, RMB54.4 million and RMB51.2 million (US$8.3 million) in 2012, 2013 and 2014, respectively, based on the 5% withholding tax rate applicable to the profits of our PRC subsidiaries that we distributed or expected to distribute to our HK subsidiaries. Taxes accrued in 2012 and 2013 were paid in 2013 and 2014, respectively.

South Korea

Actoz and Eyedentity are subject to income tax on the taxable income as reported in their statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea, or the Korea Income Tax Laws. Under the Korean Income Tax Laws, corporations are subject to progressive tax rates of 11% for taxable income up to KRW200 million, 22% for taxable income in excess of KRW200 million and up to KRW20 billion, and 24.2% for taxable income in excess of KRW20 billion. The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws. Actoz was subject to a marginal tax rate of 24.2% in 2012 and 2013, and 22% in 2014. Eyedentity was subject to a marginal tax rate of 24.2%, 22% and 22% in 2012, 2013 and 2014, respectively.

Pursuant to the Korea Income Tax Laws, dividends distributed by a foreign invested enterprise to its immediate holding company outside South Korea will be subject to a 15% withholding tax, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with South Korea that provides for a different withholding arrangement. According to the Korea and Singapore Taxation Arrangement, dividends paid by a foreign invested enterprise in South Korea to its direct holding company in Singapore will be subject to withholding tax at a rate of no more than 10%, provided that the foreign investor directly owns at least 25% of the shares of the foreign invested enterprise. We accrued withholding taxes of RMB5.5 million in 2012 based on the 10% withholding tax rate applicable to the profits of Eyedentity that we distributed or expected to distribute to our Singaporean subsidiaries. The accrued withholding tax was fully paid in 2012. No withholding tax was accrued in 2013. We accrued withholding taxes of RMB10.1 million (US$1.6 million) in 2014 based on the 10% withholding tax rate applicable to the profits of Eyedentity that we distributed or expected to distribute to our Singaporean subsidiaries.

In 2014, pursuant to Korean tax laws and regulations, our Korean subsidiaries changed the accounting treatment for foreign taxes paid. Prior to 2014, foreign taxes could be directly credited against tax liabilities, and unused amounts could be carried forward for up to five years. In 2014, under the relevant laws and regulations, foreign taxes paid were required to be treated as deductions. Due to the incurrence of losses, such deductions could not reduce our tax liabilities in 2014, and the increase in losses as a result of such additional deduction cannot be carried forward.

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

Non-Controlling Interests

Non-controlling interests mainly represent the net profits attributed to the shares of Actoz and Eyedentity that we did not own. In the second quarter of 2009, Shanda Interactive transferred to us its entire equity interest in Actoz, whose financial results were consolidated into our financial statements beginning from January 1, 2008. As a result, we recognized a non-controlling interest in our statements of operations and comprehensive income for the shares of Actoz that we did not own beginning from January 1, 2008. In the fourth quarter of 2012, Actoz acquired a 20.5% equity interest in Eyedentity, whose financial results were consolidated into our financial statements beginning from October 1, 2012. As a result, we recognized a non-controlling interest in our statements of operations and comprehensive income for the shares of Eyedentity that we did not own beginning from October 1, 2012. The non-controlling interests balance decreased from RMB310.3 million as of December 31, 2013 to RMB284.7 million (US$45.9 million) as of December 31, 2014. This was mainly due to net losses incurred by Actoz in 2014.

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

For mobile game revenues, which are principally generated through marketing agents such as Apple’s App Store and Google’s Google Play, we recognize revenues at gross amounts before deduction of commission fees due to the mobile device application providers, as we are the primary obligor in these arrangements. We are responsible for the hosting, operations, and delivery of the gaming experience to end users, and we have the latitude to establish pricing for virtual currency purchased by end users. The commission fees charged by these mobile device application platforms are recognized as a component of sales and marketing expense. For a few minor gaming titles delivered through certain third party intermediaries such as telecommunication operators solely in China, we do not establish the prices for purchases by end users and therefore recognize revenues on a net basis. However, such arrangements are quantitatively immaterial and constitute less than 1.0% of mobile game revenues for all periods presented.

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

Our accounting policies with respect to the consolidation of our VIEs are further described in Note 2(3) to our consolidated financial statements included elsewhere in this annual report on Form 20-F. In the opinion of our PRC counsel, Zhong Lun Law Firm, our current ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their respective shareholders on the other hand, are in compliance with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with the opinion of our PRC counsel.

Property and Equipment, Intangible Assets, and Other Long-lived Assets

Our accounting for long-lived assets, including property and equipment, intangible assets, other long-term assets and impairment of long-lived assets and intangible assets is described in Notes 2(12), 2(13), 2(15) and 2(16) to our consolidated financial statements included elsewhere in this annual report. The recorded values of long-lived assets, including property and equipment, intangible assets, and other long-lived assets, are affected by a number of management estimates, including the estimated useful lives, residual values and impairment charges. Significant judgment is required in the assessment of the estimated useful lives of these assets, especially for game licenses. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We assess the impairment for long-lived assets and intangible assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. In 2012, 2013 and 2014, we recognized impairment losses of RMB15.0 million, nil and RMB2.6 million (US$0.4 million), respectively, related to intangible assets and other long-term assets.

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

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, our annual impairment evaluation date, we test impairment of goodwill at the reporting unit level, which is one step below the operating segment level. Under the two-step impairment evaluation approach, the fair value of a reporting unit is first determined using an income approach which considers projected cash flows, expenses, and appropriate discount rates tailored to the risk profiles of the specific reporting units, considering more generally the risk profile of the online game sector. Should the fair value of a reporting unit be less than its carrying value (including goodwill), an impairment charge would then be measured by reference to the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of goodwill, determined in a manner similar to the assignment of the purchase price in a business combination. Key factors that are considered by us and likely to have a bearing on potential impairments of goodwill include, but are not limited to, (1) recent operating performance and forecasts; (2) generation of, and growth anticipated in, cash flows; (3) the state of the online game business in the respective geographic area; (4) trends in average monthly average users and paying users; and (5) the game development pipeline at the business unit level. Based upon the application of the two-step impairment evaluation approach, no impairment losses were recorded in 2012 and 2014.

In 2013, based on a triggering event that occurred before the annual evaluation date with respect to changed circumstances relating to Chengdu Simo and an assessment of reduced expectations for the entity’s future projected results of operations and cash flows, we recorded an impairment charge to reduce the Chengdu Simo reporting unit’s goodwill by RMB30.8 million. See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings” and Notes 2(14) and 13 to our consolidated financial statements included elsewhere in this annual report. The fair values of our other reporting units were in excess of carrying values in our 2013 annual assessment.

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

On September 14, 2012, our board of directors approved the adjustment of the exercise price for share options previously granted to certain members of our management and staff to US$1.835 per Class A ordinary share, representing the average closing price of our ADSs during the 15 consecutive trading days prior to September 14, 2012 divided by two. Other terms of these share options remain unchanged. This adjustment was due to the significant decline in our share price resulting from a large special dividend of US$1.02 per ADS declared in 2011 and paid in 2012. The total number of modified options amounted to 12.8 million, consisting of 9.9 million unvested options and 2.9 million vested options at the date of modification. All eligible option grantees affected by such changes had entered into amendments to their original share option agreements with us. Share-based compensation expense for the incremental compensation cost of RMB5.7 million was recorded in the third quarter of 2012 for fully vested options. The remaining amount of approximately RMB11.9 million of incremental compensation cost for the unvested modified options is being amortized over their respective remaining vesting periods of one year to four years.

Certain of our and Shanda Interactive’s employees were awarded restricted shares under the 2008 Equity Compensation Plan. The restricted shares will vest in equal installments over four calendar years, subject to the employee’s continued employment. Share-based compensation expense related to the restricted share award granted by us to our employees under the 2008 Equity Compensation Plan amounted to RMB16.7 million, RMB9.1 million and RMB6.2 million (US$1.0 million) in 2012, 2013 and 2014, respectively. Restricted shares granted to Shanda Interactive’s employees were measured at fair value at the grant date and amounts of RMB43.1 million, RMB36.5 million and RMB4.4 million (US$0.7 million) were recognized as a dividend distributed to Shanda Interactive in 2012, 2013 and 2014, respectively.

Our share-based compensation expenses totaled RMB42.5 million, RMB38.0 million and RMB6.4 million (US$1.0 million) in 2012, 2013 and 2014, respectively.

Income Taxes and Valuation Allowance

We account for income taxes under the provisions of Accounting Standards Codification 740. See Notes 2 and 6 to our consolidated financial statements included elsewhere in this annual report. We record valuation allowances to reduce our deferred tax assets to their net realizable amounts when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2012, 2013 and 2014, valuation allowances recognized were RMB215.1 million, RMB217.6 million and RMB207.8 million (US$33.5 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain foreign tax credit carry forwards generated by one of our subsidiaries. As of December 31, 2012, 2013 and 2014, we had deferred tax assets, net of valuation allowances, of RMB100.7 million, RMB131.5 million and RMB99.1 million (US$16.0 million), respectively. We believe that further valuation allowances to reduce our net deferred tax assets are unnecessary as we currently anticipate future taxable profits, which will allow us to utilize our net deferred tax assets. If further events were to occur that would prevent us from utilizing all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

Accounting Standards Codification 740-10-25 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% chance of being realized upon ultimate settlement. We did not have any interest and penalties associated with uncertain tax positions and did not have any material uncertain tax positions in 2012, 2013 and 2014.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues. Our total net revenues decreased by 14.4% from RMB4,344.7 million in 2013 to RMB3,717.3 million (US$599.1 million) in 2014. Net revenues from MMO games decreased by 13.9% from RMB3,806.4 million in 2013 to RMB3,276.4 million (US$528.1 million) in 2014. Net revenues from mobile games decreased by 17.8% from RMB482.2 million in 2013 to RMB396.4 million (US$63.9 million) in 2014. Other revenues decreased by 20.7% from RMB56.1 million in 2013 to RMB44.5 million (US$ 7.1 million) in 2014.

The decrease in MMO game revenues was primarily due to (i) a decrease of RMB341.1 million (US$55.0 million) in net revenues generated from Mir II, Mir III and Woool as we continued to scale back monetization activities for these games by selling less virtual items and sought to lengthen their lifespans by promoting activities that enhance interaction among users, (ii) a decrease of RMB112.2 million (US$18.1 million) in net revenues generated from Dragon Nest as the game entered into a more mature stage of its lifecycle, (iii) a decrease of RMB87.3 million (US$14.1 million) in net revenues generated from Aion as we changed the game’s revenue model from a time-based model to an item-based model in the second quarter of 2014 in order to lower the game’s entry barrier and maintain the overall user base, which resulted in a decline of revenues as the users no longer need to pay to access the game, and (iv) a decrease of RMB87.3 million (US$14.1 million) in net revenues generated from Age of Wushu as we terminated the game’s operation in 2014. The decrease in MMO game revenue was partially offset by an increase of revenues generated from game licensing agreements entered into with third party game operators, both domestic and overseas, by RMB111.8 million (US $18.0 million) from RMB174.6 million in 2013 to RMB 286.4 million (US$46.2 million) in 2014.

Average monthly active users and average monthly paying users for MMO games in 2014 were lower than in 2013, mainly because (i) our major game titles became more mature, and (ii) we terminated the operation of several games in 2014. The decline in users was partially offset by the launch of Final Fantasy XIV during the third quarter of 2014.

The decrease in mobile game revenues was primarily due to a decrease of RMB307.5 million (US$49.6 million) in net revenues generated from Million Arthur as the game entered into a mature stage of its lifecycle, partially offset by an increase of RMB220.8 million (US$35.6 million) in net revenues generated from Chain Chronicle, Bloodline, LoveLive! and Iron Knights, which were newly launched in 2014. Lifecycles of mobile games tend to be shorter than those of MMO games.

Average daily active users for mobile games were lower during the first and second quarters of 2014 primarily due to a decline in users of Million Arthur in China and South Korea as the game became older, and the absence of new mobile games launched in those periods. Average daily active users were higher during the third and fourth quarters of 2014 due to the user contribution from new mobile games mainly including LoveLive!, Bloodline and Chain Chronicle. Average revenue per daily active user in 2014 was lower than in 2013, primarily due to (i) less in-game item purchases in Million Arthur as the game became older, and (ii) a lower level of user spending in the new mobile games such as LoveLive! and Bloodline.

The following table sets forth our average monthly active users, average monthly paying users and average monthly revenues per paying user for our MMO games, and average daily active users and average revenue per daily active user for our mobile games, for the periods indicated:

	For the Three Months Ended,
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
MMO games:
Average monthly active users (in thousands)(1)	18,612	18,900	18,360	17,661	17,722	17,545	17,114	17,065
Average monthly paying users (in thousands)(2)	3,367	3,192	2,943	2,945	3,023	2,965	2,911	2,865
Average monthly revenues per paying user (in RMB)(3)	96.2	102.0	108.7	101.7	101.0	97.9	88.3	83.8
Mobile games:
Average daily active users (in thousands)(4)	290	367	575	559	473	537	891	716
Average revenue per daily active user (in RMB)(5)	4.1	3.0	2.9	2.4	1.5	1.8	1.7	1.6

(1)	Monthly active users, or MAUs, refers to the number of users who play our MMO games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.

(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once for our MMO games during a calendar month and includes users who spend virtual currency in our MMO games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.

(3)	Average monthly revenues per paying user, or ARPU, refers to the total revenues from MMO games during a given quarter divided by the average MPUs, further divided by three.

(4)	Daily active users, or DAUs, refers to the number of users who play our mobile games during a day. Average daily active users is the average of the DAU for each day during a given period.

(5)	Average revenues per daily active user, or ARDAU, refers to the total mobile game revenues for a given period, divided by the number of days in that period, further divided by the average DAU during the period.

Other revenues decreased by 20.7% from RMB56.1 million in 2013 to RMB44.5 million (US$7.1 million) in 2014 primarily due to a decrease in revenues generated from providing platform services to third-party content operators.

Cost of revenues. Our cost of revenues decreased by 17.2% from RMB1,135.7 million in 2013 to RMB940.1 million (US$151.5 million) in 2014. This decrease was primarily due to the following reasons:

•	Upfront and ongoing licensing fees for MMO games decreased by 23.6% from RMB667.0 million in 2013 to RMB509.4 million (US$82.1 million) in 2014 and represented 15.4% and 13.7% of our net revenues in 2013 and 2014, respectively. The decrease in upfront and ongoing licensing fees, as a percentage of revenues, was primarily attributable to (i) a decrease in the proportion of net revenues from games we licensed, and (ii) an accelerated amortization of licensing fees paid for RIFT in 2013 as we terminated the game’s operation during the third quarter of 2013, which did not recur in 2014.

•	Platform operations costs decreased by 5.4% from RMB188.1 million in 2013 to RMB177.9 million (US$28.7 million) in 2014. The decrease was primarily due to lower server leasing expenses as a result of a decrease in MMO game revenues. Platform operations costs represented 4.3% and 4.8% of our net revenues in 2013 and 2014, respectively. The increase in platform operations costs as a percentage of net revenues was primarily due to certain fixed costs in maintaining our platform and lower net revenues in 2014.

•	Other cost of revenues decreased by 9.9% from RMB280.6 million in 2013 to RMB252.8 million (US$40.7 million) in 2014 primarily due to (i) a decrease in salary and benefits as a result of a decrease in headcount, (ii) a decrease in costs related to games that we jointly operated with third parties, and (iii) a decrease in service expenses paid to related parties. Other cost of revenues represented 6.4% and 6.8% of our net revenues in 2013 and 2014, respectively. The increase in other cost of revenues as a percentage of net revenues was primarily due to a lower net revenues in 2014.

Gross profit. As a result of the foregoing, our gross profit decreased by 13.5% from RMB3,209.0 million in 2013 to RMB2,777.2 million (US$447.6 million) in 2014. Our gross margin, which is equal to our gross profit divided by our net revenues, increased from 73.9% in 2013 to 74.7% in 2014.

Operating expenses. Our operating expenses increased by 7.6% from RMB1,481.1 million in 2013 to RMB1,593.2 million (US$256.8 million) in 2014. This increase was primarily due to the following reasons:

•	Our product development expenses decreased by 7.9% from RMB714.1 million in 2013 to RMB657.6 million (US$106.0 million) in 2014. The decrease was primarily due to a decrease in salary and benefits from RMB531.6 million in 2013 to RMB476.7 million (US$76.8 million) in 2014 mainly due to a decrease in both headcount and bonuses. Product development expenses represented 16.4% of our net revenues in 2013 and 17.7% of our net revenues in 2014.

•	Our sales and marketing expenses increased significantly by 37.5% from RMB447.4 million in 2013 to RMB615.0 million (US$99.1 million) in 2014. The increase in sales and marketing expenses was primarily attributable to an increase in advertising and promotion expenses for existing games and new games, including Final Fantasy XIV, Dungeon Striker, Chain Chronicle and Bloodline, from RMB226.6 million in 2013 to RMB435.9 million (US$70.3 million) in 2014. This increase was partially offset by (i) a decrease of distribution fees from RMB133.7 million in 2013 to RMB119.7 million (US$19.3 million) in 2014 mainly attributable to a decrease of commission fees we paid to mobile app platforms such as Apple’s App Store and Google’s Google Play due to the decline of mobile game revenues, (ii) a decrease of online billing service fees in the amount of RMB17.0 million (US$2.7 million) due to a decrease in game revenues and a decrease in commission rate from one major online billing service provider controlled by Shanda Interactive, as well as (iii) a decrease in salary and benefits from RMB29.7 million in 2013 to RMB22.2 million (US$3.6 million) in 2014 due to a lower headcount. Sales and marketing expenses represented 10.3% and 16.5% of our net revenues in 2013 and 2014, respectively.

•	Our general and administrative expenses decreased by 8.1% from RMB348.7 million in 2013 to RMB320.6 million (US$51.7 million). The decrease was primarily due to a reversal of share-based compensation expenses related to our stock option awards in the amount of RMB20.0 million (US$3.2 million) as we expect to miss certain performance targets in future years for which we have already recognized expenses in previous years. General and administrative expenses accounted for 8.0% and 8.6% of our net revenues in 2013 and 2014, respectively.

•	Our operating expenses for 2013 also includes an impairment of goodwill of RMB30.8 million and a net settlement of a gain contingency with a former shareholder of RMB59.9 million as a result of the final judgment for a litigation. There were no such items in 2014. See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings” and Notes 2(14) and 26 to our consolidated financial statements included elsewhere in this annual report.

Income from operations. As a result of the foregoing, our operating income decreased by 31.5% from RMB1,727.9 million in 2014 to RMB1,184.0 million (US$190.8 million) in 2014. Our operating margin, which is equal to our income from operations divided by our net revenues, decreased from 39.8% in 2013 to 31.9% in 2014.

Income before income tax expenses and equity in losses of affiliated companies. Our income before income tax expenses and equity in losses of affiliated companies decreased by 34.8% from RMB1,957.8 million in 2013 to RMB1,275.6 million (US$205.6 million) in 2014. The decrease was primarily due to (i) a decrease in income from operations in the amount of RMB543.9 million (US$87.7 million), (ii) a decrease in net interest income in the amount of RMB63.1 million (US$10.2 million) mainly due to a decrease in cash balances in 2014, (iii) a decrease in government financial incentives in the amount of RMB44.9 million (US$7.2 million) mainly due to decreases in our revenues and profits, (iv) investment income of RMB16.3 million recognized in 2013 due to the disposal of marketable securities, (v) an increase in bank charges of RMB10.3 million (US$1.7 million) and (vi) an increase in non-operating expenses of RMB7.2 million (US$1.2 million).

Income tax expenses. Our income tax expenses decreased by 22.9% from RMB322.3 million in 2013 to RMB248.6 million (US$40.1 million) in 2014, primarily due to a decrease in our pre-tax income from RMB1,957.8 million in 2013 to RMB1,274.8 million (US$205.5 million) in 2014, partially offset by a lower reversal of income tax expenses in the amount of RMB30.8 million (US$5.0 million). In 2013, one of our subsidiaries, Shengqu, was recognized as a key national software enterprise retrospectively for 2011 and 2012, which decreased its applicable enterprise income tax rate by 5%. As a result, we reversed RMB97.2 million in income tax expenses in 2013 for the excess tax charged in 2011 and 2012 based on the higher tax rate. In 2014, Shengqu was again recognized as a national key software enterprise retrospectively for 2013 and we therefore reversed RMB55.2 million (US$8.9 million) in income tax expenses in 2014 for the excess tax charged in 2013. We also reversed RMB11.2 million (US$1.8 million) in income tax expenses in 2014 for the excess tax charged in 2013 as one of our subsidiaries, Lansha, was recognized as a high and new technology enterprise retrospectively for 2013, which decreased its applicable enterprise income tax rate by 10%. However, due to a change in the accounting treatment related to our Korean subsidiaries that led to the loss of tax credits, our effective income tax rate increased from 16% in 2013 to 20% in 2014.

Equity in losses of and impairments of investments in affiliated companies. We incurred losses of RMB30.4 million (US$4.9 million) in 2014, as compared to losses of RMB7.5 million in 2013, primarily as a result of our write-down of game development and operating studios we invested.

Net income (loss) attributable to non-controlling interests. Our net loss attributable to non-controlling interest was RMB43.9 million (US$7.1 million) in 2014, compared with net income attributable to non-controlling interest of RMB40.1 million in 2013. The difference was mainly due to net losses incurred by Actoz in 2014.

Net income attributable to our company. Net income attributable to our company decreased by 34.5% from RMB1,587.9 million in 2013 to RMB1,040.5 million (US$167.7 million) in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net revenues. Our total net revenues decreased by 7.9% from RMB4,718.6 million in 2012 to RMB4,344.7 million in 2013. Net revenues from MMO games decreased 16.6% from RMB4,561.4 million in 2012 to RMB3,806.4 million in 2013. Net revenues from mobile games increased significantly from RMB10.2 million in 2012 to RMB482.2 million in 2013. Other revenues decreased by 61.8% from RMB147.0 million in 2012 to RMB56.1 million in 2013.

The decrease in MMO game revenues was primarily due to (i) a decrease of RMB416.4 million in net revenues generated from Mir II and Woool as we continued to scale back monetization activities for them and sought to lengthen their lifespans by promoting activities that enhance interaction among users, (ii) a decrease of RMB173.4 million in net revenues generated from Dragon Nest and a decrease of RMB164.0 million in net revenues generated from Aion as these two games came to more mature stages of their lifecycles.

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

The following table sets forth our average monthly active users, average monthly paying users and average monthly revenues per paying user for our MMO games, and average daily active users and average revenue per daily active user for our mobile games, for the periods indicated:

	For the Three Months Ended,
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
MMO games:
Average monthly active users (in thousands)(1)	19,614	17,838	18,826	19,079	18,612	18,900	18,360	17,661
Average monthly paying users (in thousands)(2)	4,359	3,884	3,572	3,410	3,367	3,192	2,943	2,945
Average monthly revenues per paying user (in RMB)(3)	103.4	94.1	99.7	102.2	96.2	102.0	108.7	101.7
Mobile games:
Average daily active users (in thousands)(4)	—	10	16	41	290	367	575	559
Average revenue per daily active user (in RMB)(5)	—	—	1.4	2.2	4.1	3.0	2.9	2.4

(1)	Monthly active users, or MAUs, refers to the number of users who play our MMO games during a calendar month. Average monthly active users is the average of the MAUs for each calendar month during a given period.

(2)	Monthly paying users, or MPUs, refers to the number of users who spend virtual currency at least once for our MMO games during a calendar month and includes users who spend virtual currency in our MMO games during beta testing. Average monthly paying users is the average of the MPUs for each calendar month during a given period.

(3)	Average monthly revenues per paying user, or ARPU, refers to the total revenues from MMO games during a given quarter divided by the average MPUs, further divided by three.

(4)	Daily active users, or DAUs, refers to the number of users who play our mobile games during a day. Average daily active users is the average of the DAU for each day during a given period.

(5)	Average revenues per daily active user, or ARDAU, refers to the total mobile game revenues for a given period, divided by the number of days in that period, further divided by the average DAU during the period.

Other revenues decreased by 61.8% from RMB147.0 million in 2012 to RMB56.1 million primarily due to a decrease in advertising revenues.

Cost of revenues. Our cost of revenues decreased slightly by 1.7% from RMB1,155.8 million in 2012 to RMB1,135.7 million in 2013. This decrease was primarily due to the following reasons:

•	Upfront and ongoing licensing fees for MMO games increased by 11.2% from RMB599.7 million in 2012 to RMB667.0 million in 2013 and represented 12.7% and 15.4% of our net revenues in 2012 and 2013, respectively. The increase in upfront and ongoing licensing fees, as a percentage of revenues, was primarily due to an increase in the proportion of net revenues from games we licensed, and the accelerated amortization of the remaining licensing fee for RIFT that we terminated during the third quarter of 2013.

•	Platform operations costs decreased by 5.4% from RMB198.9 million in 2012 to RMB188.1 million in 2013. The decrease was primarily due to lower server leasing and depreciation expenses as a result of a decrease in MMO game revenues. Platform operations costs represented 4.2% and 4.3% of our net revenues in 2012 and 2013, respectively. The increase in platform operations costs as a percentage of net revenues was primarily due to certain fixed costs in maintaining our platform and lower net revenues in 2013.

•	Other cost of revenues decreased by 21.4% from RMB357.2 million in 2012 to RMB280.6 million in 2013 primarily due to a decrease in amortization of intellectual property rights related to games in operation that we acquired through acquisition, as well as a decrease in salary and benefits as a result of a decrease in headcount. Other cost of revenues represented 7.6% and 6.4% of our net revenues in 2012 and 2013, respectively.

Gross profit. As a result of the foregoing, our gross profit decreased by 9.9% from RMB3,562.8 million in 2012 to RMB3,209.0 million in 2013. Our gross margin, which is equal to our gross profit divided by our net revenues, decreased from 75.5% in 2012 to 73.9% in 2013.

Operating expenses. Our operating expenses increased by 2.7% from RMB1,442.8 million in 2012 to RMB1,481.1 million in 2013. This increase was primarily due to the following reasons:

•	Our product development expenses increased slightly by 0.3% from RMB712.3 million in 2012 to RMB714.1 million in 2013. The increase was primarily due to an increase in salary and benefits from RMB503.0 million in 2012 to RMB531.6 million in 2013 mainly due to an increase in bonuses, partially offset by (i) a decrease in office rental expenses from RMB40.0 million in 2012 to RMB25.4 million in 2013 due to more efficient use of office spaces, and (ii) impairment charges of nil in 2013 as compared to RMB15.0 million in 2012 related to games that we have not yet launched and for which related prepaid license fees were written off due to perceived lack of commercial viability. Product development expenses represented 15.1% of our net revenues in 2012 and 16.4% of our net revenues in 2013.

•	Our sales and marketing expenses increased by 40.9% from RMB317.6 million in 2012 to RMB447.4 million in 2013. The increase was primarily attributable to (i) an increase of distribution fees from RMB18.7 million in 2012 to RMB133.7 million in 2013 mainly due to the growth of our mobile game business, which resulted in an increase of commission fees we paid to mobile app platforms such as Apple’s App Store and Google’s Google Play, and (ii) an increase in advertising and promotion expenses for existing and new games from RMB173.3 million in 2012 to RMB226.6 million in 2013, partially offset by a decrease in salary and benefits from RMB45.8 million in 2012 to RMB29.7 million in 2013 due to a lower headcount. Sales and marketing expenses represented 6.7% and 10.3% of our net revenues in 2012 and 2013, respectively.

•	Our general and administrative expenses decreased by 15.5% from RMB412.9 million in 2012 to RMB348.7 million. This decrease was primarily due to a decrease in business and value added tax expenses associated with inter-company transactions from RMB132.6 million in 2012 to RMB38.6 million in 2013 due to a refund of value added tax paid by a PRC subsidiary in 2012, the transition to value added tax system in China and decrease in our revenues, partially offset by an increase in salary and benefits from RMB145.7 million in 2012 to RMB156.2 million in 2013 mainly due to increase in Actoz’ headcount. General and administrative expenses accounted for 8.8% and 8.0% of our net revenues in 2012 and 2013, respectively.

•	Our operating expenses for 2013 also includes an impairment of goodwill of RMB30.8 million and a net settlement of a gain contingency with former shareholder of RMB59.9 million as a result of the final judgment for a litigation. See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings” and Notes 2(14) and 26 to our consolidated financial statements included elsewhere in this annual report.

Income from operations. As a result of the foregoing, our operating income decreased by 18.5% from RMB2,120.0 million in 2012 to RMB1,727.9 million in 2013. Our operating margin, which is equal to our income from operations divided by our net revenues, decreased from 44.9% in 2012 to 39.8% in 2013.

Income before income tax expenses and equity in losses of affiliated companies. Our income before income tax expenses and equity in losses of affiliated companies decreased by 16.9% from RMB2,355.1 million in 2012 to RMB1,957.8 million in 2013. The decrease was primarily due to (i) a decrease in income from operations in the amount of RMB392.1 million, (ii) a decrease in government financial incentives from RMB183.9 million in 2012 to RMB159.4 million in 2013, and (iii) a decrease in net interest income of RMB28.4 million, and offset by (i) a decrease in bank charges of RMB13.6 million and (ii) a decrease in miscellaneous expenses of RMB18.2 million.

Income tax expenses. Our income tax expenses decreased by 40.9% from RMB545.5 million in 2012 to RMB322.3 million in 2013, primarily due to (i) a decrease in our pre-tax income from RMB2,355.1 million in 2012 to RMB1,957.8 million in 2013 and (ii) a reversal of RMB97.2 million in income tax expenses as one of our subsidiaries, Shengqu, was recognized as a key national software enterprise retrospectively for 2011 and 2012, which decreased its applicable enterprise income tax rate by 5%. Our effective income tax rate decreased from 23% in 2012 to 16% in 2013.

Equity in losses of and impairments of investments in affiliated companies. We incurred losses of RMB7.5 million in 2013, as compared to losses of RMB21.0 million in 2012, primarily as a result of smaller equity in losses of affiliated companies.

Net income attributable to non-controlling interests. Our net income attributable to non-controlling interest increased from RMB23.2 million in 2012 to RMB40.1 million in 2013 mainly as a result of an increase in Actoz’s profitability and an increase in the balance of non-controlling interests as a result of Actoz’s rights offering in 2013.

Net income attributable to our company. Net income attributable to our company decreased by 10.1% from RMB1,765.4 million in 2012 to RMB1,587.9 million in 2013.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

As of December 31, 2014, we had approximately RMB797.5 million (US$128.5 million) in cash and cash equivalents, of which RMB216.3 million (US$34.9 million) was held by our VIEs. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of our VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs. However, these cash balances can be utilized by us for our normal operations pursuant to the contractual arrangements with our VIEs that provide us with the substantial ability to control our VIEs and their operations. See Item 4.C. “Organizational Structure” and Item 10.D. “Exchange Controls.”

Our cash and cash equivalents are held with major financial institutions located both inside and outside the PRC, and cash held in the PRC is subject to PRC laws and regulations concerning foreign exchange. The following table sets forth a breakdown of our cash and cash equivalents by currency denomination, location and type of entity as of December 31, 2013 and 2014, respectively:

	As of December 31, 2014
	2013	2014
	RMB	RMB	US$
	(in millions)
Cash and cash equivalents in the PRC
Held by VIEs (denominated in Renminbi)	252.5	216.3	34.9
Held by other PRC subsidiaries (denominated in Renminbi)	408.1	432.6	69.7
Held by other PRC subsidiaries (denominated in U.S. dollars)	24.9	17.5	2.8
Cash and cash equivalents outside the PRC
Held in U.S. dollars	149.7	80.6	13.0
Held in Korean Won	10.2	31.4	5.1
Held in other currencies	32.2	19.1	3.0
Total	877.6	797.5	128.5

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

PRC regulations currently permit payment of dividends of a PRC company only out of retained earnings as determined in accordance with accounting standards and regulations in China. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and retained earnings as determined in accordance with U.S. GAAP. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount reaches 50% of their paid-in capital. These reserves are not distributable as cash dividends, or as loans or advances. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us in the form of dividends or other distributions, which restricted portion amounted to approximately RMB1,847.3 million (US$297.7 million), or 114.5 % of our total consolidated net assets, as of December 31, 2014. Our PRC subsidiaries and VIEs may also allocate a portion of their after-tax profits, as determined by their board of directors, to their staff welfare and bonus funds, which are not distributable to us as cash dividends.

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

Cash transfers from our PRC subsidiaries to overseas entities are also subject to the PRC government’s currency conversion policy. Our PRC subsidiaries need to obtain the approval from, and complete the registration process with, the relevant government agencies if they plan to convert cash denominated in Renminbi into U.S. dollars and remit it to our offshore entities in the form of dividends, loans or advances. We may not be able to obtain such approvals or complete such registrations and therefore our PRC subsidiaries might not be able to distribute profits or transfer funds to us, which would adversely affect our ability to meet our cash obligations and pay dividends. Moreover, a failure by any of our shareholders or beneficial owners of our shares who are PRC residents to comply with Circular 37 or related rules could subject us to fines or legal sanctions, including restrictions on our ability to increase investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected. See Item 3.D. “Risk Factors—Risks Relating to the Countries in Which We Operate—Regulations relating to offshore investment activities by PRC residents may subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.”

Furthermore, financing our PRC subsidiaries through foreign currency loans or capital contribution by us is generally subject to PRC government approvals and registrations. In particular, if we finance our PRC subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by means of capital contributions, those capital contributions must be approved by MOFCOM. We may not be able to obtain such approvals or complete such registrations and therefore our PRC subsidiaries might not be able to receive foreign currency funds from us, either through sale of our equity or through debt financing, which may adversely affect the operations and financial position of our PRC subsidiaries. In addition, our PRC subsidiaries and VIEs are generally not permitted under PRC law to directly lend money to each other. Therefore, it is difficult to transfer funds from one subsidiary to another once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us, our PRC subsidiaries and VIEs could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC entity to another in a timely manner.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2012, 2013 and 2014, respectively:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	2,290.7	1,708.4	939.8	151.5
Net cash (used) provided by in investing activities	(943.1)	(205.2)	1,223.9	197.3
Net cash used in financing activities	(1,117.6)	(2,765.0)	(2,218.4)	(357.5)
Effect of exchange rate changes on cash and cash equivalents	6.6	7.0	(25.4)	(4.2)
Net increase (decrease) in cash and cash equivalents	236.6	(1,254.8)	(80.1)	(12.9)
Cash and cash equivalents, beginning of the period	1,895.8	2,132.4	877.6	141.4
Cash and cash equivalents, end of the period	2,132.4	877.6	797.5	128.5

Cash Flows from Operating Activities

In 2014, we had net cash provided by operating activities of RMB939.7 million (US$151.5 million). This was primarily attributable to our net income of RMB996.6 million (US$160.6 million), which was positively adjusted primarily for (i) an add-back of non-cash expenses in the amount of RMB346.2 million (US$55.9 million), mainly including amortization of intangible assets, depreciation of property and equipment, share-based compensation expenses and provisions, and (ii) a decrease of deferred licensing fees and related costs of RMB9.7 million (US$1.6 million). Our net cash provided by operating activities was partially reduced by (i) an increase of prepayments for upfront licensing fees in other long-term assets of RMB107.1 million (US$17.3 million) from Final Fantasy XIV and several mobile games, (ii) a decrease of deferred revenue of RMB103.1 million (US$16.6 million), (iii) a decrease of other payables, accruals and other long-term liabilities of RMB65.0 million (US$10.5 million) mainly due to lower accrued marketing expenses, (iv) the effect of upfront licensing fee paid in intangible assets of RMB43.3 million (US$7.0 million) for commercially launched games, and (v) an increase of RMB43.4 million (US$7.0 million) in other long-term assets for the prepayment of server rental fees.

In 2013, we had net cash provided by operating activities of RMB1,708.4 million. This was primarily attributable to our net income of RMB1,628.0 million, which was positively adjusted primarily for (i) an add-back of non-cash expenses in the amount of RMB356.5 million, mainly including amortization of intangible assets, depreciation of property and equipment and share-based compensation expenses, (ii) a decrease of RMB118.2 million in receivables due from related parties mainly due to the receipt of net interest income from settlement of loans due from Shanda Interactive and its affiliates, and (iii) an increase of accounts payable of RMB46.8 million. Our net cash provided by operating activities was partially reduced by (i) a decrease of other payables, accruals and other long-term liabilities of RMB156.9 million mainly due to the post-combination payment of compensation related to the acquisition of Eyedentity, (ii) a decrease of RMB105.7 million in taxes payable mainly due to payment of withholding taxes related to distributions of dividends from PRC subsidiaries to HK subsidiaries, (iii) a decrease of RMB95.6 million in payables due to related parties mainly due to the payment of net interest expense from settlement of loans due to related parties then under the common control by Shanda Interactive, and (iv) an increase of RMB89.7 million in accounts receivables.

In 2012, we had net cash provided by operating activities of RMB2,290.7 million. This was primarily attributable to our net income of RMB1,788.6 million, which was positively adjusted primarily for (i) an add-back of non-cash expenses in the amount of RMB383.7 million, mainly including amortization of intangible assets, depreciation of property and equipment and share-based compensation expenses, (ii) an increase of RMB163.4 million in other payables, accruals and long-term liabilities as a result of increase in advance from third-parties distributors, and (iii) the refunds of prepayment of upfront licensing fees relating to new online games that we licensed from third parties in the aggregate amount of RMB107.5 million. Our net cash provided by operating activities was partially reduced by (i) upfront licensing fees paid in intangible assets of RMB57.9 million, and (ii) an increase of RMB47.9 million in accounts receivable.

Cash Flows from/Used in Investing Activities

In 2014, we had net cash provided by investing activities of RMB1,223.9 million (US$197.3 million). This was primarily attributable to proceeds from disposals of short-term investments of RMB3,638.6 million (US$586.4 million). The cash provided by investing activities was partially offset by (i) cash outflows of RMB2,337.2 million (US$376.7 million) for purchases of short-term investments and time deposits with maturity dates over one year, (ii) payments of RMB37.7 million (US$6.1 million) for the purchase of property and equipment, and (iii) payments of RMB24.2 million (US$3.9 million) for investments in affiliated companies.

In 2013, we had net cash used in investing activities of RMB205.2 million. This was primarily attributable to (i) cash outflows of RMB3,709.3 million for purchases of short-term investments and time deposits with maturity dates over one year, (ii) a payment of RMB1,298.0 million for the acquisition of platform and prepaid card distribution businesses from Shanda Interactive, and (iii) payments of RMB53.6 million for the purchase of property, equipment and intangible assets. The cash used in investing activities was partially offset by (i) proceeds from disposal of short-term investments of RMB3,123.4 million, and (ii) a decrease of RMB1,734.8 million in other receivables due from related parties as a result of a repayments received from the relevant parties.

In 2012, we had net cash used in investing activities of RMB943.1 million. This was primarily attributable to (i) an increase of RMB2,336.4 million in short-term investments and time deposits with maturity dates over one year, (ii) a net increase of RMB1,413.3 million in other receivables due from related parties mainly in the form of loans to companies then under the common control by Shanda Interactive, and (iii) payments of RMB63.3 million for the purchase of property, equipment and intangible assets. The cash used in investing activities was partially offset by (i) proceeds from disposal of short-term investments of RMB2,927.8 million, and (ii) payments of RMB52.0 million for investments in PRC and overseas affiliated companies.

Cash Flows Used in Financing Activities

In 2014, we had net cash used in financing activities of RMB2,218.4 million (US$357.5 million). This was primarily attributable to (i) repayment of loans in the amount of RMB2,060.6 million (US$332.1 million), (ii) payment of deferred consideration of RMB878.5 million (US$141.6 million) for the 2013 acquisition of platform and prepaid card distribution businesses from Shanda Interactive, partially offset by (i) proceeds from loans borrowed in the amount of RMB718.8 million (US$115.9 million) and (ii) proceeds from issuance of ordinary shares under our stock option plan of RMB3.9 million (US$0.6 million).

In 2013, we had net cash used in financing activities of RMB2,765.0 million. This was primarily attributable to (i) payment of deferred consideration of RMB1,839.5 million for acquisition of platform and prepaid card distribution businesses from Shanda Interactive, (ii) repayment of loans and settlement of related foreign currency forwards in the amount of RMB1,747.1 million, (iii) a decrease of RMB947.4 million in other payables in the form of loans due to related parties, (iv) net distribution to Shanda Interactive of RMB341.4 million due mainly to profit distributed by Shengzhan and Shengjing to Shanda Interactive’s affiliates prior to the closing of our acquisition of platform and prepaid card distribution businesses, and (v) payment for repurchase of ADSs in the amount of RMB64.1 million, partially offset by (i) proceeds from loans borrowed in the amount of RMB1,991.6 million, and (ii) cash contributions to Actoz by non-controlling shareholders of RMB194.8 million.

In 2012, we had net cash used in financing activities of RMB1,117.6 million. This was primarily attributable to (i) repayment of loans in the amount of RMB2,235.9 million, (ii) payment for cash dividends in the amount of RMB1,810.0 million, (iii) net distribution to Shanda Interactive of RMB619.3 million due mainly to profit distributed by Shengzhan and Shengjing to Shanda Interactive’s affiliates prior to the closing of our acquisition of platform and prepaid card distribution businesses, (iv) payment for repurchase of ADSs in the amount of RMB255.4 million, and (v) a decrease of RMB137.6 million in other payables due to repayment of loans to related parties, partially offset by (i) proceeds from loans borrowed in the amount of RMB3,034.5 million and (ii) proceeds in the amount of RMB926.0 million in other payables in the form of loans from related parties, including certain entrusted loans and bank borrowings.

We believe that our existing cash and cash equivalents, cash flows from operations and short-term investments will be sufficient to meet the anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. We may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See Item 10.D. “Exchange Controls” for a discussion of impediments to capital flows in and out of China.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. See Item 4.B. “Business Overview—Our Game Development and Sourcing Model—Investment and Acquisition.”

Capital Expenditures

Our capital expenditures amounted to RMB63.3 million, RMB53.6 million and RMB51.0 million (US$8.2 million) in 2012, 2013 and 2014, respectively.

Our capital expenditures in 2012, 2013 and 2014, principally consisted of purchases of, or investments in, our online game network infrastructure, which we funded primarily from net cash flow from operations. We expect our capital expenditures in 2015 and 2016 to primarily consist of leasehold improvements and purchases of additional servers, computer software and equipment. In addition, we expect that our capital expenditures will increase in the future as our MMO and mobile game businesses continue to develop and expand and as we make technological improvements to our network infrastructure and purchase other intangible assets.

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

Our product development expenses were RMB712.3 million, RMB714.1 million and RMB657.6 million (US$106.0 million) in 2012, 2013 and 2014, respectively.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2014, we did not have any off-balance sheet arrangements.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	More Than 3 Years
	(RMB in millions)
Operating lease obligations:
Office premises	177.4	55.6	68.4	53.4
Server leasing and maintenance fees	136.5	81.8	51.7	3.0
Long term bank borrowings	593.5	-	593.5	-
Total	907.4	137.4	713.6	56.4

As of December 31, 2014, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB207.4 million, RMB186.1 million and RMB175.2 million (US$28.2 million) in 2012, 2013 and 2014, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2014, we had entered into maintenance contracts in relation to the servers we owned in the amount of RMB136.5 million (US$22.0 million).

As of December 31, 2014, capital commitments for the purchase of equipment and game licenses were RMB184.3 million (US$29.7 million).

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2015. The business address of each of our directors and executive officers is No. 1 Office Building, 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Yingfeng Zhang(1)(2)	37	Chairman of the Board of Directors and Acting Chief Executive Officer
Danian Chen(1)(2)	36	Director
Li Yao(1)(2)	41	Director
Shaolin Liang	57	Director
Lijun Lin	41	Independent Director
Heng Wing Chan(3)	68	Independent Director
Yong Gui(3)	41	Independent Director

Name	Age	Position
Tunghai Chien	43	President
Richard Wei	52	Chief Financial Officer
Jisheng Zhu	42	Chief Operating Officer
Jin Zhang	41	Chief Administrative Officer

(1)	Member of the compensation committee.

(2)	Member of the corporate development and finance committee.

(3)	Member of the audit committee.

Yingfeng Zhang has served as the chairman of our board of directors since November 2014 and as the director and the acting chief executive officer since October 2014. Mr. Zhang joined Shanda Interactive in 2001 and was the head of the legal and IP department of Shanda Interactive and in charge of screening, negotiations and licensing of online games, including “Mir II.” After the spinoff of our company from Shanda Interactive in 2009, Mr. Zhang served as the general counsel and vice president of Shanda Interactive as well as a partner of Shanda Capital Limited. On behalf of Shanda Interactive, he was involved in the daily operations of various subsidiaries of Shanda Interactive, including Hangzhou Bianfeng Networking Technology Co., Ltd., Haofang Co., Ltd. and us. Mr. Zhang also has extensive experience in capital market transactions and participated in the initial public offering of Shanda Interactive and our company, the privatization of Shanda Interactive, and the trade sale of Hangzhou Bianfeng Networking Technology Co., Ltd. and Haofang Co., Ltd. Before joining Shanda Interactive, Mr. Zhang worked with Shanghai Hujiang Law Firm. Mr. Zhang holds a bachelor’s degree in law from East China University of Political Science and Law and an LL.M. degree from SMU Dedman School of Law.

Danian Chen has served as our director since June 2008. Mr. Chen is one of the co-founders of Shanda Interactive. Mr. Chen has served in various capacities at Shanda Interactive, mostly recently as the chief operating officer from 2008 to 2012. Mr. Chen is also a member of the board of directors of Shanda Interactive, a position which he has held since its inception in 1999 and served as a director of Cloudary Corporation from April 2009 to May 2011 and from April 2012 to November 2014, respectively. Prior to establishing Shanda Interactive, Mr. Chen held various positions with Star Trans International Ltd., Haijie Shipping Agency Company, and Jinyi Network Company from 1996 to 1999.

Li Yao has served as our director since March 2013. Mr. Yao has served as Shanda Interactive’s senior vice president and head of finance since June 2013 and as a director of Actoz since March 2013. Previously, Mr. Yao served as a vice president and the head of finance of Shanda Interactive from November 2007 to June 2013, as a director and the chief financial officer of Actoz from March 2008 to March 2012 and from March 2008 to July 2011, respectively, and as the chief finance officer of Ku6 Media Co., Ltd. from October 2009 to September 2010. Prior to joining Shanda Interactive, Mr. Yao worked at KPMG for over 11 years. Mr. Yao graduated from the College of International Business and Management of Shanghai University with a finance major and an executive master of business administration degree from Fudan University. Mr. Yao is a member of the Institute of Certified Public Accountants of the PRC.

Shaolin Liang has served as our director since February 2015. Mr. Shaolin Liang has served as a vice president at Ningxia Zhongyin Cashmere since February 2015. Mr. Liang previously served at Ningxia Zhongyin Cashmere Co., Ltd., a company listed on the Shenzhen Stock Exchange, as a vice president from December 2007 to February 2015 and as a member of its board of directors from December 2007 to December 2014. From 1999 to December 2007, he served as a vice president of Ningxia Lingwu Zhongyin Cashmere Co., Ltd. From 1995 to 1999, Mr. Liang served as the section chief of the State Post Bureau of the People’s Republic of China. He worked for the State Post Bureau of the People’s Republic of China and Beijing Municipal Postal Administration from March 1986 to 1992 and from 1983 to 1986, respectively. Mr. Liang received his bachelor’s degree from Beijing University of Posts and Telecommunications in 1982 and a master’s degree in project planning and development from the University of Bradford in 1994.

Lijun Lin has served as our director since May 2009. Mr. Lin previously served as the chief executive officer of China Universal Asset Management Co., Ltd., which is one of the largest asset manager in China, from 2004 to 2005. Prior to that, he served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator. Mr. Lin obtained a bachelor’s and a master’s degree in economics from Fudan University and a master of business administration degree from the Harvard Business School.

Heng Wing Chan has served as our director since June 2009. Mr. Chan currently serves as a Senior Advisor to the Singapore Ministry of Foreign Affairs and is Singapore’s High Commissioner to the People’s Republic of Bangladesh, resident in Singapore. Mr. Chan also serves as an independent director of Banyan Tree Holdings, a resort development and management group, and Frasers Centrepoint Ltd, a property development and hospitality company, both of which are listed on the Singapore Stock Exchange. He was appointed Chairman of the Asia Center of the Milken Institute in September 2013. From 2008 to 2011, he was managing director of international relations for Temasek International Pte. Ltd. and was Temasek’s chief representative in China. Prior to that, he worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations, as Consul-General to Hong Kong, Ambassador to Thailand and Consul-General to Shanghai. Mr. Chan also served as the Press Secretary to Prime Minister Goh Chok Tong and head of the Media Division in the Singapore Ministry of Information and the Arts. Mr. Chan holds a bachelor’s and master’s degree in philosophy from the University of Singapore and a master’s degree from the Columbia Graduate School of Journalism.

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

Jisheng Zhu has served as our chief operating officer since November 2014. Mr. Zhu worked for us from April 2008 to October 2011 and rejoined us in October 2013 as a vice president. Prior to joining us, he worked with Shanda Interactive from May 2003 to April 2008 and from October 2011 to October 2013. Prior to joining Shanda Interactive, Mr. Zhu served as the engineering service director of Kingnet Security Inc. from 2001 to 2003 and as the product development director of Eachnet.com from 2000 to 2001. Mr. Zhu holds a master’s degree in automatic control from East China University of Science and Technology and an executive master of business administration degree from Peking University Guanghua School of Business.

Jin Zhang has served as our chief administrative officer since November 2014. Before joining us, Ms. Zhang was a vice president of human resources and later a senior vice president with Shanda Interactive from June 2009 to November 2014. Before that, she served as a vice president of Lenovo Group in charge of human resources in Great China, India, Russia and other markets. From 1999 to 2002, Ms. Zhang held various positions in Lenovo Group, including manager of planning, quality control and others. She holds a master’s degree in management science from Renmin University of China.

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

B. COMPENSATION

In 2014, the aggregate cash compensation paid to our directors and executive officers as a group was RMB11.6 million (US$1.8 million). We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

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

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2008 Equity Compensation Plan as of March 31, 2015.

Name	Number of Class A Ordinary Shares to be Issued Upon Exercise of Options		Exercise Price per Class A Ordinary Share (in US$)	Date of Grant	Date of Expiration
Tianqiao Chen(2)	—		—	—	—
Xiangdong Zhang(3)	*		1.835	November 14, 2008	November 14, 2018
	*		1.835	September 14, 2012	September 14, 2022
Yingfeng Zhang	*	(1)	—	September 7, 2009	—
	*	(1)	—	September 14, 2012	—
Danian Chen	*	(1)	—	September 7, 2009	—
Li Yao	*	(1)	—	September 7, 2009	—
	*	(1)	—	September 14, 2012	—
Shengming Ma(4)	—		—	—	—
Shaolin Liang	—		—	—	—
Lijun Lin	*	(1)	—	November 27, 2011	—
Heng Wing Chan	*	(1)	—	December 15, 2011	—
Yong Gui	*	(1)	—	January 28,2014	—
Richard Wei	*		1.835	April 1, 2009	April 1, 2019
	*		2.215	August 15, 2013	August 15,2023
Tunghai Chien	*		1.835	April 20, 2009	April 20, 2019
	*		1.835	March 19, 2010	March 19, 2020
	*	(1)	—	September 1, 2010	—
	*		1.835	November 15, 2011	November 15, 2021
	*		1.835	September 14, 2012	September 14, 2022
	*		1.515	March 22, 2013	March 22, 2023
Jisheng Zhu	*		2.206	November 14, 2008	November 14, 2018
	*	(1)	—	November 15, 2011	—
	*	(1)	—	September 14, 2012	—
Jin Zhang	*	(1)	—	September 7, 2009	—
	*	(1)	—	September 14, 2012	—

* Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

(1)	Restricted shares.

(2)	Tianqiao Chen resigned as our director in November 2014.

(3)	Xiangdong Zhang resigned as our director in October 2014.

(4)	Shengming Ma resigned as our director in February 2015.

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

Our board has determined that three members of our board of directors, namely Lijun Lin, Heng Wing Chan and Yong Gui are “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate development and finance committee.

Audit Committee. Our audit committee currently consists of Heng Wing Chan, Lijun Lin and Yong Gui, who are our independent directors. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Section 10A (m)(3) of the Exchange Act. In addition, our board of directors has determined that Lijun Lin qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Listing Rules.

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

Compensation Committee. Our current compensation committee consists of Yingfeng Zhang, Danian Chen and Li Yao.

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

Corporate Development and Finance Committee. Our current corporate development and finance committee consists of Yingfeng Zhang, Danian Chen and Li Yao. Our corporate development and finance committee is responsible for, among other things:

•	reviewing and approving any proposed issues of debt including public and private debt, credit facilities with banks and others, and other credit arrangements such as capital and operating leases;

•	reviewing and approving any proposed acquisition or disposition of real estates;

•	reviewing and approving any contract which may have a material effect on our business operation; and

•	reviewing and approving shareholder meeting materials and board and committee meeting materials.

D. EMPLOYEES

As of March 31, 2015, we had 2,546 full-time employees. The following table sets forth the number of our employees by function as of March 31, 2015.

	Number of Employees	Percentage of Total
Product research and development(1)	1,346	52.9%
Sales and marketing	214	8.4%
General and administration	266	10.4%
Technical support and customer service	720	28.3%
Total	2,546	100.0%

(1)	Includes game development personnel.

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

E. SHARE OWNERSHIP

See Item 7.A.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares, as of April 13, 2015:

•	each person known to us to beneficially own 5% or more of each class of our ordinary shares; and

•	each of our directors and executive officers.

Beneficial ownership includes voting or investment power with respect to the securities. Percentage of beneficial ownership is based on (i) 443,179,215 Class A ordinary shares, including Class A ordinary shares represented by our ADSs, (ii) 97,518,374 Class B ordinary shares and (iii) a total of 540,697,589 ordinary shares outstanding as of April 3, 2015.

	Beneficially Owned
Name	Number	Percentage of Class A Ordinary Shares	Percentage of Class B Ordinary Shares	Percentage of Total Voting Power
Hao Ding International Limited(1)	107,438,129	24.2%	—	7.6%
Orient Hongtai (Hong Kong) Limited(2)	61,776,334	13.9%	—	4.4%
Orient Hongzhi (Hong Kong) Limited(2)	61,776,335	13.9%	—	4.4%
Yili Shengda Investment Holdings (Hong Kong) Company Limited(3)	48,759,187	—	50.0%	34.4%
Zhongrong Shengda Investment Holdings (Hong Kong) Limited(4)	48,759,187	—	50.0%	34.4%
Zhongrong Investment Holdings (Hong Kong) Co., Ltd.(4)	80,577,828	18.2%	—	5.7%
Yingfeng Zhang(3)	48,759,187	—	50.0%	34.4%
Danian Chen	*	*	—	*
Li Yao	*	*	—	*
Shaolin Liang	—	—	—	—
Lijun Lin	*	*	—	*
Heng Wing Chan	—	—	—	—
Yong Gui	—	—	—	—
Tunghai Chien	*	*	—	*
Richard Wei	*	*	—	*
Jisheng Zhu	*	*	—	*
Jin Zhang	*	*	—	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

(1)	According to the amendment to the Schedule 13D filed with the SEC on April 13, 2015 as of April 13, 2015, Hao Ding beneficially owned 107,438,129 of our Class A ordinary shares. Hao Ding is a British Virgin Islands company and a direct wholly-owned subsidiary of Shanghai Hai Sheng Tong Investment Co., Ltd, which is in turn owned as to 27% by Shanghai Buyout Fund L.P. Shanghai Buyout Fund L.P.’s general partner is Haitong M&A Capital Management (Shanghai) Co., Ltd. According to the Schedule 13D filed with the SEC on or prior to April 13, 2015, Shanghai Buyout Fund L.P. and Haitong M&A Capital Management (Shanghai) Co., Ltd. owned nil, 24.4%, 24.4% and 24.2% of our Class A ordinary shares as of September 11, 2014, September 25, 2014, March 20, 2015 and April 13, 2015, respectively. We do not have further information with respect to any changes in Hao Ding’s beneficial ownership of our shares subsequent to April 13, 2015. Yilida, Ningxia Zhongyin, Orient Finance and Hao Ding are parties to a consortium agreement with respect to a proposed going-private transaction. See Item 4.A “History and Development of the Company”.

94

(2)

According to the amendment to the Schedule 13D filed with the SEC on April 9 2015, as of April 9, 2015, Orient Hongtai (Hong Kong) Limited beneficially owned 61,776,334 of our Class A ordinary shares and Orient Hongzhi (Hong Kong) Limited beneficially owned 61,776,335 of our Class A ordinary shares. Orient Hongtai (Hong Kong) Limited is a Hong Kong company, which is directly wholly owned by Orient Zhisheng Investment Center (Shanghai) L.P., a PRC limited partnership, whose general partners are Orient Hongtai Capital Management (Shanghai) Co., Ltd. and Orient Securities Capital Company Limited, each a PRC company. Orient Hongzhi (Hong Kong) Limited is a Hong Kong company, which is directly wholly owned by Orient Zhihui Investment Center (Shanghai) L.P., a PRC limited partnership, whose general partners are Orient Hongtai Capital Management (Beijing) Co., Ltd. and Orient Securities Capital Company limited, each a PRC company. According to the amendments to Schedule 13D filed with the SEC on or prior to April 9, 2015, Orient Finance owned nil, 28.1%, nil, nil and nil of our Class A ordinary shares as of September 11, 2014, September 25, 2014, November 28, 2014, March 20, 2015 and April 9, 2015, respectively. Each of Orient Hongtai (Hong Kong) Limited and Orient Hongzhi (Hong Kong) Limited owned 14.0%, 14.0% and 13.9% of our Class A ordinary shares as of November 28, 2014, March 20, 2015 and April 9, 2015, respectively. We do not have further information with respect to any changes in Orient Hongtai (Hong Kong) Limited and Orient Hongzhi (Hong Kong) Limited’s beneficial ownership of our shares subsequent to April 9, 2015. Yilida, Ningxia Zhongyin, Orient Finance and Hao Ding are parties to a consortium agreement with respect to a proposed going-private transaction. See Item 4.A “History and Development of the Company”.

(3)	According to the Schedule 13D filed with the SEC on April 6, 2015, as of April 6, 2015, Yili Shengda Investment Holdings (Hong Kong) Company Limited, or Yili, beneficially owned 48,759,187 of our Class B ordinary shares. Yili is a Hong Kong company, which is directly wholly-owned by Yilida, a PRC limited partnership, whose general partner is Shanghai Yingfeng Investment Management Company Limited, a PRC company, whose sole shareholder is Mr. Yingfeng Zhang. According to the amendments to Schedule 13D filed with the SEC on or prior to April 6, 2015, Yili owned 50.0%, 50.0% and 50.0% of our Class A ordinary shares as of December 5, 2014, March 17, 2015 and April 6, 2015, respectively. We do not have further information with respect to any changes in Yili’s beneficial ownership of our shares subsequent to April 6, 2015. Yilida, Ningxia Zhongyin, Orient Finance and Hao Ding are parties to a consortium agreement with respect to a proposed going-private transaction. See Item 4.A “History and Development of the Company”.

(4)	According to the amendment to the Schedule 13D filed with the SEC on April 6, 2015, as of April 6, 2015, Zhongrong Shengda Investment Holdings (Hong Kong) Limited beneficially owned 48,759,187 of our Class B ordinary shares and Zhongrong Investment Holdings (Hong Kong) Co., Ltd. beneficially owned 80,577,828 of our Class A ordinary shares. Zhongrong Shengda Investment Holdings (Hong Kong) Limited is a Hong Kong company and a direct wholly-owned subsidiary of Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership), whose general partner is Ningixa Zhongyin. Zhongrong Investment Holdings (Hong Kong) Co., Ltd. is a company formed under the laws of Hong Kong and a directly wholly-owned subsidiary of Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership). According to the amendments to Schedule 13D filed with the SEC on or prior to April 6, 2015, Zhongrong Shengda Investment Holdings (Hong Kong) Limited owned nil, 50.0%, 50.0%, 50.0% and 50.0% of our Class B ordinary shares as of September 11, 2014, November 26, 2014, December 9, 2014, March 17, 2015 and April 6, 2015, respectively and Zhongrong Investment Holdings (Hong Kong) Co., Ltd. owned nil, 18.3%, 18.3%, 18.3%, 18.3% and 18.2% of our Class A ordinary shares as of September 11, 2014, September 25, 2014, November 26, 2014, December 9, 2014, March 17, 2015 and April 6, 2015, respectively. We do not have further information with respect to any changes in Zhongrong Shengda Investment Holdings (Hong Kong) Limited’s or Zhongrong Investment Holdings (Hong Kong) Co., Ltd.’s beneficial ownership of our shares subsequent to April 6, 2015. Yilida, Ningxia Zhongyin, Orient Finance and Hao Ding are parties to a consortium agreement with respect to a proposed going-private transaction. See Item 4.A “History and Development of the Company”.

Changes in Shareholder Structure

In February 2014, an affiliate of Primavera acquired 28,959,276 Class A ordinary shares from Shanda SDG Investment Limited, or Shanda SDG Investment, a wholly owned subsidiary of Shanda Interactive, our then controlling shareholder. Such Class A ordinary shares were converted from Class B ordinary shares held by Shanda SDG Investment at the time of the transfer.

In May 2014, Perfect World acquired 30,326,005 Class A ordinary shares from Shanda SDG Investment. Such Class A ordinary shares were converted from Class B ordinary shares held by Shanda SDG Investment at the time of the transfer.

In September 2014, Orient Finance, Hao Ding and Ningxia Zhongyin acquired 123,552,669, 48,152,848 and 80,577,828 Class A ordinary shares, respectively, from Shanda SDG Investment. Such Class A ordinary shares were converted from Class B ordinary shares held by Shanda SDG Investment at the time of the transfer. In addition, in September 2014, Hao Ding acquired 28,959,276 and 30,326,005 Class A ordinary shares from an affiliate of Primavera and Perfect World, respectively.

In November 2014, Ningxia Zhongyin and Yilida acquired 48,759,187 and 48,759,187 Class B ordinary shares, respectively, from Shanda SDG Investment. After this transaction, Shanda Interactive ceased to be a shareholder of our company.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. JPMorgan Chase Bank, or JPMorgan, the depositary of our ADSs, has advised us that as of December 31, 2014, of the 537,832,318 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 11.5% of our ordinary shares, were in the form of ADSs. Most of our ADSs were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants and one other ADS registered holder. We reserve a small percentage of ADSs in connection with our stock option plan. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

B. RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Shareholders

To comply with PRC laws restricting foreign ownership in the online game business in China, we conduct our online game business through our VIEs, which we control through a series of contractual arrangements between our PRC subsidiaries and our VIEs and their shareholders. In August 2013, we acquired Shengzhan and Shengjing from Shanda Interactive. See “—Acquisition of Platform and Prepaid Card Distribution Businesses.” In connection with the acquisition, and to comply with PRC laws restricting foreign ownership in China, we entered into a series of contractual arrangements among Shengqu, Shengzhan, Shengjing and their shareholders, including exclusive consulting and service agreements, share pledge agreements, exclusive share option agreements and shareholder voting proxy agreements for Shengzhan and Shengjing, and a loan agreement for Shengzhan, and these agreements have allowed us to control Shengzhan and Shengjing. According to our PRC counsel, Zhong Lun Law Firm, the contractual agreements with our VIEs are valid, binding and enforceable under the current laws and regulations of China.

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

In April 2013, we terminated the share entrustment agreement among the shareholders of our VIEs and the relevant PRC subsidiaries, which had been part of our contractual arrangements, based on advice from Zhong Lun Law Firm, our PRC counsel, that other agreements are sufficient to give us effective control of our VIEs.

Acquisition of Platform and Prepaid Card Distribution Businesses

Before August 2013, we relied on Shengzhan and Shengjing for platform services and prepaid card distribution services, and pay them service fees for services including online billing, user authentication, customer service, anti-fatigue compliance, data support services, and prepaid card marketing and distribution. In July 2013, we entered into a transaction framework agreement and a series of ancillary agreements to acquire Shengzhan and Shengjing from Shanda Interactive, and completed the acquisition in August 2013. Both Shengzhan and Shengjing were entities then under the common control of Shanda Interactive at the time of the acquisition. The aggregate consideration for the transaction was US$812.7 million, subject to closing adjustments and payable in a combination of cash, deferred payments and settlement of an outstanding loan receivable from Shanda Interactive. As of December 31, 2014, the consideration has been fully paid. In addition, as a part of the Pre-IPO Reorganization, Shengqu entered into various VIE agreements with Shengzhan and Shengjing. See “—Contractual Arrangements with Our VIEs and Their Shareholders.”

Transactions and Agreements with Shanda Interactive

Shanda Interactive ceased to be our shareholder on November 25, 2014. Transactions and agreements with Shanda Interactive after November 25, 2014 will no longer be considered related party transactions.

Prior to the Pre-IPO Reorganization, our online game business was operated by Shanda Interactive through its various subsidiaries and VIEs. Effective July 1, 2008, pursuant to the Pre-IPO Reorganization, we assumed substantially all of the assets and liabilities related to the online game business. As a result of the Pre-IPO Reorganization, we conduct the online game business through our VIEs. In connection with the Pre-IPO Reorganization, we entered into agreements with Shanda Interactive with respect to various ongoing relationships between Shanda Interactive and us.

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

New VIE Agreements and New Game Licensing Agreements. As a part of the Pre-IPO Reorganization, Shengqu entered into VIE agreements with Shanghai Shulong. Shengqu also terminated its game licensing agreements with Shanda Interactive’s VIEs and entered into new game licensing agreements with certain of our VIEs, granting certain of our VIEs rights which had previously been granted to Shanda Interactive’s VIEs.

Furthermore, we agreed not to amend or terminate any of our contracts with third parties that were entered into prior to the Pre-IPO Reorganization for the benefit of Shanda Interactive and its subsidiaries and VIEs. We also agreed to take actions reasonably requested by Shanda Interactive to enable Shanda Interactive or its subsidiaries to receive substantially the same rights and benefits received by us under such contracts with third parties.

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

Domain Names and Trademarks License Agreement

As part of the Pre-IPO Reorganization, Shengqu entered into a domain names and trademarks license agreement with Shanda Computer on July 1, 2008, pursuant to which Shanda Computer licensed to Shengqu nine trademarks on a nonexclusive, nontransferable and royalty-free basis. On October 14, 2014, Shanda Computer reached a supplementary agreement with Shengqu, pursuant to which such licenses were terminated on December 31, 2014.

On January 1, 2011, Shengqu entered into a trademarks license agreement, or the 2011 Trademarks License Agreement, with Shanda Networking and Shanda Computer, pursuant to which Shanda Networking and Shanda Computer licensed to Shengqu 13 trademarks on a nonexclusive, nontransferable and royalty-free basis, including “Shanda Games.” On October 14, 2014, Shanda Networking and Shanda Computer reached a supplementary agreement with us, pursuant to which the term of the 2011 Trademarks License Agreement was extended to the later of (i) and (ii): (i) December 31, 2016; or (ii) the 90th day after the earlier of (A) and (B): (A) our company is no longer a listed company, or (B) Shanda Interactive no longer holds 50% or more of the voting rights in our company. As Shanda Interactive ceased to be our shareholder in November 2014, the 2011 Trademarks License Agreement will terminate on December 31, 2016.

In August 2013, we acquired Shengzhan and Shengjing from Shanda Interactive. As a part of the acquisition, on July 28, 2013, Shengzhan entered into two trademarks license agreements, or the 2013 Trademarks License Agreements, with Shanda Networking and Shanda Computer, respectively, pursuant to which Shanda Networking and Shanda Computer licensed certain trademarks to Shengzhan on an exclusive, unconditional, irrevocable and royalty-free basis. Certain trademarks under these two trademarks license agreements are related to the platform services and prepaid card distribution services. On October 14, 2014, Shanda Networking and Shanda Computer reached a supplementary agreement with Shengzhan, respectively, pursuant to which the term of the 2013 Trademarks License Agreements was extended to the later of (i) and (ii): (i) December 31, 2016; or (ii) the 90th day after the earlier of (A) and (B): (A) our company is no longer a listed company, or (B) Shanda Interactive no longer holds 50% or more of the voting rights in our company. As Shanda Interactive ceased to be our shareholder in November 2014, the 2013 Trademarks License Agreements will terminate on December 31, 2016.

On October 14, 2014, Shanda Computer, Shanda Networking, Shengqu and Shengzhan signed a trademark license agreement. Pursuant to the trademark license agreement, during and after the process that certain trademarks being transferred from Shanda Computer to Shanda Networking, Shanda Networking, as the transferee, will continue licensing those trademarks to us in accordance with the 2011 Trademarks License Agreement, as amended, and the 2013 Trademarks License Agreements, as amended.

Lease of Office Facilities

We lease our office space of approximately 19,500 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203 and No. 1, Lane 666 Zhangheng Road, Pudong New Area, Shanghai 201204, from a company controlled by Shanda Interactive. We incurred rental expense of RMB29.2 million (US$4.7 million) in 2014.

Loans Outstanding

Prior to the closing of the acquisition of platform and prepaid card distribution businesses, Shengzhan and Shengjing had various intra-group loans with other entities then under the common control of Shanda Interactive. As of December 31, 2012, Shengzhan and Shengjing extended an aggregate net amount of RMB821.7 million to such entities. Substantially all of these intra-group loans were settled as part of the acquisition, and the amount outstanding as of December 31, 2014 was RMB25.0 million (US$4.0 million), which represents an interest-free loan from Shengjing to one of our billing providers, Shengfutong.

Lendings and borrowings with Shanda Interactive

In July 2014, we extended a loan to a company then under the common control of Shanda Interactive. The aggregate principal amount of the loan was RMB311.0 million with an interest rate of 3% per year. This loan was repaid in full in September 2014.

For more details regarding interest-bearing loans to and from Shanda Interactive or companies under its control in 2013, see Item 7.B. “Related Party Transactions—Transactions and Agreements with Shanda Interactive—Loans Outstanding” in our annual report on Form 20-F for the year ended December 31, 2013.

Payment of Dividend

See Item 8.A. “Consolidated Statements and Other Financial Information—Dividend Policy.”

Review of Related Party Transactions

In the past, we have submitted agreements with related parties, including those with our then-controlling shareholder, Shanda Interactive, for review and approval by the audit committee of our board of directors. In the future, we could enter into new agreements, or make amendments to existing agreements, between us and our related parties that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Listing Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. In assessing a related party transaction, the audit committee shall consider all relevant factors when determining whether to approve a related-party transaction, including (i) the benefits to us of the transaction, (ii) whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, (iii) the materiality of the transaction to us, and (iv) the extent of the related party’s interest in the transaction.

Item 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. Our board of directors has formed a special committee of independent directors to review a proposed going-private transaction. For details in connection with the going-private transaction, see Item 4.A “Information on the Company—History and Development of the Company—Proposed Going-Private Transaction.” We may also be subject to legal proceedings in connection with the proposed going-private transaction, whether or not the transaction is consummated. See “Risk Factors—Risks Relating to Our Business and Our Industry—The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could adversely affect our business, results of operations and financial condition.” We may also initiate legal proceedings in order to protect our contractual and property rights.

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

On October 10, 2014, Kilometre Capital Management Cayman, or Kilometre, issued a writ of summons endorsed with a statement of claim against us from the Court of First Instance of the High Court of the Hong Kong Special Administrative Region in connection with the proposed going-private transaction. Kilometre seeks outstanding consulting fees in an aggregated sum of US$25.6 million (or alternatively, damages), certain declaratory relief, interest, costs and further and/or other relief as the court deems fit. On February 10, 2015, Kilometre amended its statement of claim to seek outstanding consulting fees in an aggregate sum of US$44.9 million (or alternatively, damages), certain declaratory relief, interest, costs and further and/or other relief as the court deems fit. We intend to vigorously defend the dispute on its merits.

Other than as set forth above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

In November 2011, our board of directors declared a cash dividend in the aggregate amount of approximately US$289.4 million payable to holders of our Class A and Class B ordinary shares for all shares outstanding, including then unvested restricted shares. Such dividends with respect to unvested restricted shares were payable only upon vesting. As of December 31, 2014, US$288.2 million of the total amount of RMB289.4 million had been paid to our shareholders, and the remaining amount will be paid to holders of unvested restricted shares upon vesting.

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

B. SIGNIFICANT CHANGES

Proposed Going-Private Transaction

See Item 4.A “History and Development of the Company—Proposed Going-Private Transaction.”

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “GAME.” Trading in our ADSs commenced on September 25, 2009.

The following table provides the high and low reported market prices for our ADSs on the NASDAQ Global Select Market for (1) the four most recent financial years, (2) each quarter in the two most recent fiscal years and the most recent quarter and (3) each of the most recent six months. On April 16, 2015, the last reported closing price for our ADSs was US$6.86 per ADS.

	Market Price (US$)
	High	Low
Yearly high and lows:
Year 2010	10.95	4.99
Year 2011	7.70	3.46
Year 2012	5.92	2.71
Year 2013	6.25	2.74
Year 2014	7.00	4.16
Quarterly highs and lows:
First quarter 2013	3.32	2.88
Second quarter 2013	4.12	2.74
Third quarter 2013	6.25	3.82
Fourth quarter 2013	4.79	3.97
First quarter 2014	6.77	4.22
Second quarter 2014	6.78	6.48
Third quarter 2014	6.75	5.90
Fourth quarter 2014	6.70	5.67
First quarter 2015	6.53	4.91
Monthly highs and lows:
October 2014	6.56	6.33
November 2014	6.70	6.33
December 2014	6.59	5.67
January 2015	5.90	5.13

	Market Price (US$)
	High	Low

February 2015	5.75	4.91
March 2015	6.53	5.56
April 2015 (through April 16, 2015)	6.88	6.37

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

D. EXCHANGE CONTROLS

Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Korean Won. Fluctuations in exchange rates, particularly those involving the U.S. dollar and the Korean Won, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the PBOC publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. As of December 31, 2014, the exchange rate of the U.S. dollar to Renminbi was 1:6.2046, which reflects an appreciation of the Renminbi against the U.S. dollar by approximately 33.4% since the modification of the exchange rate system in July 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations. For more information about foreign exchange control and other foreign exchange regulations in China, see Item 3.D. “Risk Factors—Risks Relating to the Countries in Which We Operate—Restrictions on currency exchange may limit our ability to utilize our capital effectively.”

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

Our PRC subsidiaries and VIEs are subject to business tax and related surcharges and VAT on the revenues earned from service provided and products sold in China. The applicable business tax rate varies from 3% to 5% and the rate of VAT varies from 3% to 17%. According to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation in November 2011, which became effective on January 1, 2012, an entity that engages in any business falling within the category of “selected modern service industries” in Shanghai and eight other cities and provinces must switch from paying business tax to VAT for such business. From August 1, 2013 the pilot program has been expanded to all regions in the PRC. Currently all of our PRC subsidiaries and our VIEs, except for Shulong Computer and Shengzhan, are subject to VAT at a rate of 6% for such part of their businesses.

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

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own Class A ordinary shares or ADSs. This discussion applies only to a U.S. Holder that owns Class A ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, consequences resulting from the Medicare contribution tax on investment income and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:

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

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Passive Foreign Investment Company Rules. If we are a PFIC for any taxable year during which a U.S. Holder holds Class A ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to those Class A ordinary shares or ADSs for all succeeding years during which such U.S. Holder holds them, regardless of whether we continue to be a PFIC based on our assets and income for the succeeding years. Although we believe that we were not a PFIC for taxable year 2014, it is unclear whether we were a PFIC in taxable years 2012 and 2013. Moreover, the determination of our PFIC status is subject to uncertainty in any taxable year because it is not clear how the contractual arrangements between our PRC subsidiaries and our VIEs will be treated for purposes of the PFIC rules and because of the uncertain characterization of certain of our assets and income for purposes of the PFIC rules. The determination of whether we are a PFIC is based on the character of our income and assets and the market value of our assets from time to time and is made annually after the end of each taxable year. The value of our assets may be based in part on the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our VIEs and the characterization of certain components of our revenue, we cannot assure you that we will not be a PFIC for any taxable year.

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

As discussed above, if we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to those Class A ordinary shares or ADSs for all succeeding years during which the U.S. Holder holds them. A U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if the U.S. Holder’s Class A ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

If we are treated as a PFIC with respect to the Class A ordinary shares or ADSs held by a U.S. Holder, the U.S. federal income tax consequences to the U.S. Holder of the ownership and disposition of Class A ordinary shares or ADSs will depend on whether the U.S. Holder makes a mark-to-market election. If a U.S. Holder owned or owns Class A ordinary shares or ADSs while we were or are a PFIC and has not made a mark-to-market election, the U.S. Holder will be referred to in this summary as a “Non-Electing U.S. Holder.”

If a U.S. Holder is a Non-Electing U.S. Holder, such U.S. Holder will be subject to the default PFIC rules described in the paragraph immediately below with respect to:

•	any “excess distribution” paid on Class A ordinary shares or ADSs (or by a Lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder), which means the excess (if any) of the total distributions received (or deemed received) by the U.S. Holder during the current taxable year over 125% of the average distributions received (or deemed received) by the U.S. Holder during the three preceding taxable years (or during the portion of the U.S. Holder’s holding period for the Class A ordinary shares or ADSs prior to the current taxable year, if shorter); and

•	any gain realized on the sale or other disposition (including a pledge) of Class A ordinary shares or ADSs (or on an indirect disposition of shares of a Lower-tier PFIC).

•	Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares or ADSs;

•	the amount allocated to the taxable year of receipt of the excess distribution or disposition and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the taxable year to which it is allocated;

•	the amount allocated to each other taxable year will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such other taxable years will be subject to the interest charge applicable to underpayments of tax.

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

If a U.S. Holder makes the mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of the Class A ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Class A ordinary shares or ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class A ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to market election). Distributions paid on Class A ordinary shares or ADSs will be treated as discussed below under “Taxation of Distributions.”

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

Because the PFIC rules are complex, U.S. Holders should consult their own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of Class A ordinary shares or ADSs.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits and time deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest earning instruments in 2014, a 10% change in the interest rate would result in an increase or decrease of RMB5.9 million (US$ 1.0 million) of our total amount of interest income in 2014.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollar and Korean Won. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC subsidiaries and VIEs. Based on the amount of our cash and cash equivalents as of December 31, 2014, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB10.1 million (US$1.6 million) of our total amount of cash and cash equivalents.

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

JPMorgan, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program, subject to a limit based upon the amount of fees collected by JPMorgan from ADR holders. In 2014, the depositary reimbursed US$0.6 million to us.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable.

E. USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our acting chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management, including our acting chief executive officer and our chief financial officer, has concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

Under the supervision of our acting chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014, using the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report appearing on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

In 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lijun Lin qualifies as an audit committee financial expert as such term is defined in Item 16A(b) of Form 20-F.

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

	For the year ended December 31,
	2013	2014
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	14,616	13,779	2,221

(1)	Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our consolidated subsidiaries and affiliated companies.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2013, our board of directors approved a share repurchase program, or the 2013 Share Repurchase Program, authorizing us to repurchase up to US$100.0 million worth of our outstanding ADSs from time to time during the next 12 months. In 2014, we did not repurchase any ADSs. As of the date of this annual report, there was no outstanding authorization for repurchase of our ADSs, and all previous authorizations had lapsed.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

Pursuant to the NASDAQ Stock Market Rules, foreign private issuers such as our company may follow home-country practice in lieu of certain NASDAQ corporate governance requirements. We have notified NASDAQ that we elect to rely on the “foreign private issuer” exemption under the NASDAQ Listing Rules to adopt the following home country practices to not require:

•	that the majority of our board of directors consist of independent directors;

•	that our audit committee has at least three members;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	an annual performance evaluation of the nominating and governance committee and the compensation committee.

This home-country practice of ours differs from those of the NASDAQ Stock Market Rules, because there are no specific requirements under Cayman Islands law on director independence, number of audit committee member or on the establishment of a nominations committee, and neither are there any requirements on independent directors’ involvement in the selection of director nominees nor in the determination of executive compensation.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITS

Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of Shanda Games Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 30, 2009).

2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

2.2	Specimen of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Form F-6 (file no. 333-161901) filed with the Securities and Exchange Commission on September 14, 2009).

4.1	Amended and Restated 2008 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.4	Master Separation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated July 1, 2008 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.5	English translation of Amended and Restated Cooperation Agreement among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.6	English translation of Domain Names and Trademarks License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.7	The Amended and Restated Non-Compete and Non-Solicitation Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited dated July 1, 2013 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.8	English translation of Amended and Restated Sales Agency Agreement among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Nanjing Shulong Computer Technology Development Co., Ltd. and Shanghai Shulong Computer Technology Development Co., Ltd. dated September 10, 2009 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.9	English translation of Framework Agreement on Disposition of Shanda Point Cards Inventories among Shanghai Shengfutong Electronic Commerce Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Development Co., Ltd., Hangzhou Bianfeng Networking Technology Co., Ltd., Shanghai Shulong Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd. and Shanghai Shulong Computer Technology Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.10	Share Entrustment Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.11	English translation of Share Pledge Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.12	English translation of Power of Attorney to Business Operating Agreement executed by Dongxu Wang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.13	English translation of Power of Attorney to Business Operating Agreement executed by Yingfeng Zhang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.14	English translation of Share Disposition Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.15	English translation of Business Operation Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.16	English translation of Exclusive Consulting and Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.17	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated July 1, 2008 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.18	English translation of Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.19	Mir II License Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong New Area Imp. & Exp. Corp. dated June 29, 2001 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.20	Mir II Amendment Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Development Co., Ltd., and Shanghai Pudong Imp. & Exp. Co., Ltd. dated August 19, 2003 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.21	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shanghai Shanda Internet Networking Co., Ltd. and Shanghai Pudong Imp. & Exp. Co., Ltd. dated September 22, 2005 (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.22	Mir II Extension Agreement among Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong IMP & EXP Co., Ltd. dated November 26, 2008 (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 14, 2009).

4.23	Assignment Agreement of Mir II among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

4.24	Sale and Purchase Agreement between Shanda Games International (Pte) Ltd., all of the shareholders of Eyedentity Games, Inc., and Eun Sang Lee, as the seller’s representative, dated as of September 7, 2010 (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 25, 2011).

4.25	English translation of the Cooperation Agreement between Shanda Online and Shanda Games among Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010 (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.26	English translation of Supplement to the Cooperation Agreement between Shanda Online and Shanda Games among Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., Shengzhan Networking Technology Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of April 1, 2010 (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.27	English translation of Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of May 1, 2011 (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.28	English translation of Supplement Agreement to Shengjing System Sales Agency Agreement for Promotion and Marketing of the Shanda Games Pre-paid Cards among Tianjin Shengjing Trade Co., Ltd., Shanghai Shulong Technology Development Co., Ltd., Shanghai Shulong Computer Technology Co., Ltd., Nanjing Shulong Computer Technology Co., Ltd., Tianjin Youji Technology Co., Ltd., and Chengdu Youji Technology Co., Ltd., dated as of December 30, 2011 (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.29	Facility Agreement for Shanda Online International (HK) Limited, Shanda Games Technology (HK) Limited and Shanda Games Holdings (HK) Limited, as borrowers, arranged by China Minsheng Banking Corp., Ltd., Hong Kong Branch, as arranger and agent, with China Minsheng Banking Corp., Ltd., Hong Kong Branch, as account bank, dated as of February 8, 2012 (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.30	English translation of Entrusted Loan Agreements between China Merchant Bank Co., Ltd. and each of Lansha Information Technology (Shanghai) Co., Ltd., Shengji Information Technology (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated as of February 7, 2012 (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.31	English translation of Supplemental Agreement to the Entrusted Loan Agreements between China Merchant Bank Co., Ltd. and each of Lansha Information Technology (Shanghai) Co., Ltd., Shengji Information Technology (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated as of February 8, 2013 (incorporated by reference to Exhibit 4.31 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

4.32	Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited, dated as of February 8, 2012 (incorporated by reference to Exhibit 4.31 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on May 19, 2012).

4.33	Supplemental Agreement to the Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Games Limited, dated as of February 8, 2013 (incorporated by reference to Exhibit 4.33 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

4.34	Stock Purchase Agreement between Shanda Games Limited and Shanda Online Entertainment Limited, dated as of March 31, 2012 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

4.35	Share Purchase Agreement between Shanda Games International Pte. Ltd. and Actoz Soft Co., Ltd., dated as of September 28, 2012 (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

4.36	English translation of Limited Partnership Agreement for Shanghai Shengzixin Equity Investment Fund (Limited Partnership) between Shanghai Dingguan Investment Management Co., Ltd. and the limited partners listed in schedule 2 thereto, dated August 24, 2012 (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 8, 2013).

4.37	Transaction Framework Agreement among Shanda Games Limited, Shengqu Information Technology (Shanghai) Co., Ltd., Shanda Interactive Entertainment Limited, Shanda Online International (HK) Limited, Shanda Computer (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. dated July 28, 2013 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.38	English translation of the Loan Contract between Shengqu Information Technology (Shanghai) Co., Ltd., Qing Zhang and Ying Lv dated August 31, 2013 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.39	English translation of the Shares Pledge Agreement among Qing Zhang, Ying Lv, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengzhan Networking Technology Co., Ltd. dated August 31, 2013(incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.40	English translation of the Exclusive Shares Transfer Option Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Qing Zhang, Ying Lv and Shanghai Shengzhan Networking Technology Co., Ltd. dated August 31, 2013 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.41	English translation of the Entrustment Agreement on the Voting Rights of the Shareholders among Shengqu Information Technology (Shanghai) Co., Ltd., Qing Zhang, Ying Lv and Shanghai Shengzhan Networking Technology Co., Ltd. dated August 31, 2013(incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.42	English translation of the Exclusive Consultation and Services Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengzhan Networking Technology Co., Ltd. dated August 31, 2013 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.43	English translation of the Shares Pledge Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Tianjin Shengjing Trade Co., Ltd. dated August 31, 2013 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.44	English translation of the Exclusive Shares Transfer Option Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. and Tianjin Shengjing Trade Co., Ltd. dated August 31, 2013 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.45	English translation of the Entrustment Agreement on the Voting Rights of the Shareholders among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. and Tianjin Shengjing Trade Co., Ltd. dated August 31, 2013 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.46	English translation of the Exclusive Consultation and Services Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Tianjin Shengjing Trade Co., Ltd. dated August 31, 2013 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (file no. 001-34454) filed with the Securities and Exchange Commission on April 29, 2014).

4.47*	English translation of Supplementary Agreement to Domain Names and Trademarks License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated October 14, 2014.

4.48*	English translation of Trademarks License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated January 1, 2011.

4.49*	English translation of Supplementary Agreement to Trademarks License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated October 14, 2014..

4.50*	English translation of Trademarks License Agreement between Shanghai Shengzhan Networking Technology Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated July 28, 2013.

4.51*	English translation of Supplementary Agreement to Trademarks License Agreement between Shanghai Shengzhan Networking Technology Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated October 14, 2014..

4.52*	English translation of Trademarks License Agreement between Shanghai Shengzhan Networking Technology Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated July 28, 2013.

4.53*	English translation of Supplementary Agreement to Trademarks License Agreement between Shanghai Shengzhan Networking Technology Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated October 14, 2014.

4.54*	English translation of Trademarks License Agreement between Shanda Computer (Shanghai) Co., Ltd. Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengzhan Networking Technology Co., Ltd. dated October 14, 2014.

4.55	Agreement and Plan of Merger among Capitalhold Limited, Capitalcorp Limited and Shanda Games Limited dated April 3, 2015 (incorporated by reference to Exhibit 99.2 to our 6-K filing (file no. 001-34454) filed with the Securities and Exchange Commission on April 3, 2015).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by references to Exhibit 99.11 to our Registration Statement on Form F-1 (file no. 333-161708) filed with the Securities and Exchange Commission on September 3, 2009).

12.1*	Certification of Acting Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Acting Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Zhong Lun Law Firm

101.INS*†	XBRL Instance Document.

101.SCH*†	XBRL Taxonomy Extension Schema Document.

101.CAL*†	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*†	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*†	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*†	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed or furnished herewith

†	This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA GAMES LIMITED

By:		/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Acting Chief Executive Officer

Date: April 17, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Shanda Games Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Shanda Games Limited and its subsidiaries (the “Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 , based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 17, 2015

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

		For the Years Ended December 31,
	Notes	2012	2013	2014	2014
		RMB	RMB	RMB	US$ (Note 2(5))
Net revenues:	2(18)
MMO game revenues		4,561,350	3,806,354	3,276,445	528,067
Mobile game revenues		10,238	482,199	396,389	63,886
Other revenues		146,971	56,177	44,535	7,178
Total net revenues		4,718,559	4,344,730	3,717,369	599,131

Cost of revenues
Third parties	2(21)	(1,123,630)	(1,103,283)	(919,314)	(148,167)
Related parties	2(21),22	(32,127)	(32,457)	(20,774)	(3,348)
Total cost of revenues		(1,155,757)	(1,135,740)	(940,088)	(151,515)
Gross profit		3,562,802	3,208,990	2,777,281	447,616
Operating expenses:
Product development	2(23)	(712,303)	(714,138)	(657,640)	(105,992)
Sales and marketing
Third parties	2(24)	(262,208)	(401,606)	(593,269)	(95,618)
Related parties	2(24),22	(55,442)	(45,809)	(21,749)	(3,505)
General and administrative	2(22)	(412,839)	(348,727)	(320,635)	(51,677)
Impairment of goodwill	2(14)	—	(30,772)	—	—
Settlement of gain contingency with former shareholder of a subsidiary	26	—	59,928	—	—
Total operating expenses		(1,442,792)	(1,481,124)	(1,593,293)	(256,792)
Income from operations		2,120,010	1,727,866	1,183,988	190,824
Interest income
Third parties		146,132	73,940	57,693	9,298
Related parties	22	83,711	48,588	1,668	269
Interest expense
Third parties		(96,937)	(16,077)	(40,760)	(6,569)
Related parties	22	(26,787)	(28,766)	(2,048)	(330)
Investment income (loss)		133	16,254	(786)	(127)
Other income, net	5	128,816	135,993	75,882	12,230
Income before income tax expenses and equity in losses of affiliated companies		2,355,078	1,957,798	1,275,637	205,595
Income tax expenses	6	(545,540)	(322,273)	(248,628)	(40,072)
Equity in losses of and impairments of investments in affiliated companies	10	(20,981)	(7,549)	(30,411)	(4,901)
Net income		1,788,557	1,627,976	996,598	160,622
(Net income) loss attributable to non-controlling interests	19	(23,165)	(40,088)	43,875	7,071
Net income attributable to Shanda Games Limited’s ordinary shareholders		1,765,392	1,587,888	1,040,473	167,693

Net income		1,788,557	1,627,976	996,598	160,622
Other comprehensive income (loss), net of tax:
Unrealized gain on marketable securities	2(9)	3,384	15,668	—	—
Realized gain on marketable securities reclassified to investment income		—	(20,059)	—	—
Currency translation adjustments of the Company	2(4)	6,711	122,701	(17,692)	(2,851)
Currency translation adjustments of affiliated companies/subsidiaries	2(4)	28,327	(94,661)	(10,849)	(1,749)
Comprehensive income		1,826,979	1,651,625	968,057	156,022
Comprehensive (income) loss attributable to non-controlling interests		(31,429)	(49,728)	48,045	7,743
Comprehensive income attributable to Shanda Games Limited		1,795,550	1,601,897	1,016,102	163,765

Earnings per ordinary share:	2(30),7
Basic		3.18	2.96	1.94	0.31
Diluted		3.18	2.95	1.92	0.31
Weighted average ordinary shares used in per share calculation:	7
Basic		554,813,612	536,790,221	537,189,172	537,189,172
Diluted		554,842,073	537,395,413	543,196,160	543,196,160

F-3

		For the Years Ended December 31,
	Notes	2012	2013	2014	2014
		RMB	RMB	RMB	US$ (Note 2(5))
Share-based compensation (expense) net reversal included in:	2(25), 20
Cost of revenues		(254)	(811)	(1,006)	(162)
Product development		(20,113)	(12,059)	(7,029)	(1,133)
Sales and marketing		(188)	(134)	(201)	(32)
General and administrative		(21,928)	(24,969)	1,853	298

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Notes	December 31, 2013	December 31, 2014	December 31,2014
		RMB	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	2(6),8	877,613	797,487	128,532
Restricted cash	2(7)	4,493	28	5
Short-term investments	2(8)	1,525,588	942,352	151,880
Accounts receivable, net of allowance for doubtful accounts	2(10),9	193,312	231,599	37,327
Accounts receivable due from former related parties (see Note 22)	22	38,138	—	—
Deferred licensing fees and related costs	2(20)	11,057	1,360	219
Prepayments and other current assets		237,937	282,838	45,582
Other receivables due from former related parties	22	71,198	—	—
Deferred tax assets	6	100,044	81,952	13,208
Total current assets		3,059,380	2,337,616	376,753
Time deposits with maturity over one year	2(8)	723,000	2,892	466
Investments in affiliated companies	2(11),10	201,663	194,857	31,405
Property and equipment, net	2(12),11	190,983	140,601	22,661
Intangible assets	2(13),12	428,893	424,586	68,431
Goodwill	2(14),13	299,682	297,727	47,985
Long-term rental deposits		31,486	14,690	2,368
Other long-term assets	2(15)	160,851	217,305	35,024
Non-current deferred tax assets	6	31,495	17,186	2,770
Total assets		5,127,433	3,647,460	587,863

LIABILITIES
Current liabilities:
Short-term borrowings	14	1,567,887	—	—
Accounts payable		85,178	106,489	17,163
Accounts payable due to former related parties	22	20,704	—	—
Licensing fees and royalty fees payable		175,149	142,362	22,945
Taxes payable		138,338	99,371	16,016
Deferred revenue	2(19)	365,438	284,924	45,921
Other payables and accruals	15	444,051	350,230	56,445
Other payables due to former related parties	22	2,827	—	—
Deferred acquisition consideration payable to Shanda	4,22	867,464	—	—
Deferred tax liabilities	6	61,616	72,490	11,683
Dividend payable	2(29)	4,704	1,585	255
Total current liabilities		3,733,356	1,057,451	170,428
Long-term liabilities		32,957	35,843	5,777
Non-current deferred tax liabilities	6	76,892	55,502	8,945
Non-current deferred revenue	2(19)	29,600	6,473	1,043
Long-term borrowings	16	335,330	593,543	95,662
Total liabilities		4,208,135	1,748,812	281,855

Commitments and contingencies	26

Redeemable non-controlling interests	4	13,971	—	—
EQUITY
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, 127,521,446 and 440,313,944 issued and outstanding as of December 31, 2013 and 2014, respectively)	17	9,523	32,367	5,217
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 409,087,000 and 97,518,374 issued and outstanding as of December 31, 2013 and 2014, respectively)	17	29,896	7,127	1,149
Additional paid-in capital		9,491	15,381	2,479
Statutory reserves	2(28)	168,215	172,860	27,860
Accumulated other comprehensive loss		(24,313)	(48,684)	(7,846)
Retained earnings		402,148	1,434,868	231,259
Total Shanda Games Limited shareholders’ equity		594,960	1,613,919	260,118
Non-controlling interests	19	310,367	284,729	45,890
Total equity		905,327	1,898,648	306,008
Total liabilities and equity		5,127,433	3,647,460	587,863

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Shares (US$0.01 Par Value)						Total Shanda Games Limited
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders’ Equity	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011	560,309,556	40,918	1,643,511	152,129	(68,480)	1,684,241	3,452,319	257,158	3,709,477
Share repurchase of the Company	(21,946,754)	(1,389)	(39,480)	—	—	(214,515)	(255,384)	—	(255,384)
Corporate expense (expense reversal) allocation from Shanda	—	—	(3,467)	—	—	—	(3,467)	—	(3,467)
Share-based compensation expense (Note 20)	—	—	33,597	—	—	—	33,597	8,886	42,483
Exercise of share options of the Company	2,584,512	163	545	—	—	—	708	—	708
Exercise of share options of foreign subsidiaries	—	—	4,722	—	—	—	4,722	4,920	9,642
Currency translation adjustments of the Company	—	—	—	—	6,711	—	6,711	—	6,711
Currency translation adjustments of subsidiaries	—	—	—	—	18,273	—	18,273	9,444	27,717
Unrealized gain on marketable securities	—	—	—	—	3,384	—	3,384	—	3,384
Appropriations to statutory reserves (Note 2(28))	—	—	—	8,868	—	(8,868)	—	—	—
Distribution to Shanda (Note 20)	—	—	43,129	—	—	(43,129)	—	—	—
Net distribution to Shanda arising from platform services and prepaid card businesses(Note 4)	—	—	(9,169)	—	—	(580,781)	(589,950)	—	(589,950)
Contribution to Shanda related to disposition of Mochi Media, Inc. (Note 4)	—	—	(243,972)	—	610	—	(243,362)	—	(243,362)
Reversal of dividend accrued for restricted shares due to forfeiture	—	—	—	—	—	4,823	4,823	—	4,823
Non-controlling interests arising from acquisition (Note 19)	—	—	—	—	—	—	—	5,533	5,533
Capital contribution to a subsidiary by non-controlling interest(Note 19)	—	—	—	—	—	—	—	7,116	7,116
Disposal of subsidiaries	—	—	—	—	—	—	—	(2,835)	(2,835)
Contribution by non-controlling shareholders and tax expense charged to equity related to transfer of a portion of Eyedentity’s equity from Games International to Actoz (Note 4)	—	—	221,561	—	1,180	—	222,741	(260,077)	(37,336)
Net income	—	—	—	—	—	1,765,392	1,765,392	23,165	1,788,557
Balance as of December 31, 2012	540,947,314	39,692	1,650,977	160,997	(38,322)	2,607,163	4,420,507	53,310	4,473,817

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Shares (US$0.01 Par Value)						Total Shanda Games Limited
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders’ Equity	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2012	540,947,314	39,692	1,650,977	160,997	(38,322)	2,607,163	4,420,507	53,310	4,473,817
Share repurchase of the Company	(6,871,070)	(429)	(12,336)	—	—	(51,376)	(64,141)	—	(64,141)
Share-based compensation expense (Note 20)	—	—	27,524	—	—	—	27,524	10,449	37,973
Exercise of share options of the Company	2,532,202	156	3,929	—	—	—	4,085	—	4,085
Exercise of share options of a foreign subsidiary	—	—	669	—	—	—	669	462	1,131
Currency translation adjustments of the Company	—	—	—	—	122,701	—	122,701	—	122,701
Currency translation adjustments of subsidiaries	—	—	—	—	(104,301)	—	(104,301)	9,640	(94,661)
Unrealized gain on disposition of marketable securities	—	—	—	—	15,668	—	15,668	—	15,668
Realized gain of marketable securities	—	—	—	—	(20,059)	—	(20,059)	—	(20,059)
Appropriations to statutory reserves (Note 2(28))	—	—		7,218		(7,218)	—	—	—
Distribution to Shanda (Note 20)	—	—	36,504	—	—	(36,504)	—	—	—
Net distribution to Shanda arising from platform services and prepaid card businesses (Note 4)	—	—	(79,159)	—	—	(461,648)	(540,807)	—	(540,807)
Equity charge upon acquisition of platform services and prepaid card businesses in August 2013 (Note 4)	—	—	(1,613,338)	—	—	(3,236,036)	(4,849,374)	—	(4,849,374)
Distribution to Shanda related to the transfer of an investment in an equity method affiliate	—	—	(5,295)	—	—	—	(5,295)	—	(5,295)
Change of equity in an affiliated company of a subsidiary	—	—	16	—	—	—	16	15	31
Non-controlling interest arising from acquisition (Note 19)	—	—	—	—	—	—	—	1,983	1,983
Disposal of subsidiaries	—	—	—	—	—	—	—	(391)	(391)
Capital contribution to a subsidiary by non-controlling interest(Note 19)	—	—	—	—	—	—	—	194,811	194,811
Dividend declared to shareholders	—	—	—	—	—	(121)	(121)	—	(121)
Net income	—	—	—	—	—	1,587,888	1,587,888	40,088	1,627,976
Balance as of December 31, 2013	536,608,446	39,419	9,491	168,215	(24,313)	402,148	594,960	310,367	905,327

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	Ordinary Shares (US$0.01 Par Value)						Total Shanda Games Limited
	Number of Shares	Par Value	Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders’ Equity	Non-controlling interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2013	536,608,446	39,419	9,491	168,215	(24,313)	402,148	594,960	310,367	905,327
Share-based compensation expense (net reversal) (Note 20)	—	—	(2,487)	—	—	—	(2,487)	8,870	6,383
Exercise of share options of the Company	1,223,872	75	2,883	—	—	—	2,958	—	2,958
Exercise of share options of a foreign subsidiary	—	—	1,706	—	—	—	1,706	283	1,989
Currency translation adjustments of the Company	—	—	—	—	(17,692)	—	(17,692)	-	(17,692)
Currency translation adjustments of subsidiaries	—	—	—	—	(6,679)	—	(6,679)	(4,170)	(10,849)
Appropriations to statutory reserves	—	—	—	4,645	—	(4,645)	—	—	—
Distribution to Shanda (Note 20)	—	—	4,362	—	—	(4,362)	—	—	—
Reclassification of non-controlling interest arising from lapse of put option previously available to shareholders of a subsidiary (Note 4)	—	—	—	—	—	—	—	13,971	13,971
Reversal of dividends previously declared and accrued for restricted shares due to forfeiture of shares	—	—	—	—	—	1,254	1,254	—	1,254
Change of equity in an affiliated company of a subsidiary	—	—	(574)	—	—	—	(574)	893	319
Disposal of subsidiaries	—	—	—	—	—	—	—	(1,610)	(1,610)
Net income	—	—	—	—	—	1,040,473	1,040,473	(43,875)	996,598
Balance as of December 31, 2014	537,832,318	39,494	15,381	172,860	(48,684)	1,434,868	1,613,919	284,729	1,898,648

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	For the Years Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$ (Note 2(5))
Cash flows from operating activities:
Net income	1,788,557	1,627,976	996,598	160,622
Adjustments for:
Share-based compensation expenses	42,483	37,973	6,383	1,029
Reversal of corporate expense allocated from Shanda	(3,467)	—	—	—
Depreciation of property and equipment	107,038	98,786	92,790	14,955
Amortization of intangible assets	190,694	218,222	158,662	25,571
Goodwill impairment	—	30,772	—	—
Impairment of prepaid upfront license fee in other long-term assets	15,041	—	2,631	424
Provision for losses on receivables	9,244	114	10,990	1,771
Loss from disposal of fixed assets	14,581	2,936	2,331	376
Investment (income) loss	(133)	(16,254)	786	127
Foreign exchange loss	3,408	25,066	21,119	3,404
Loss (gain) related to foreign currency forward instruments	22,476	(1,929)	(4,456)	(718)
Deferred taxes and change of withholding tax	(38,616)	(46,702)	24,622	3,969
Equity in losses of and impairments of investments in affiliated companies	20,981	7,549	30,411	4,901
Changes in operating assets and liabilities, net of acquisitions:			—
Accounts receivable	(47,920)	(89,721)	(22,588)	(3,641)
Receivables due from related parties	(30,075)	118,240	34,272	5,525
Deferred licensing fees and related costs	14,428	(3,736)	9,720	1,567
Prepayments and other current assets	(16,194)	(10,677)	(30,943)	(4,987)
Upfront licensing fees paid in intangible assets	(57,895)	(16,147)	(43,346)	(6,986)
Refund of (prepayment for) upfront license fees in other long-term assets	107,498	(10,512)	(107,071)	(17,257)
Other long-term deposits	44,948	23,526	(43,366)	(6,989)
Accounts payable	(1,160)	46,776	455	73
Licensing fees and royalty fees payable	(35,754)	15,927	(32,987)	(5,317)
Taxes payable	(32,049)	(105,668)	5,033	811
Deferred revenue	(32,834)	8,382	(103,073)	(16,612)
Payables due to related parties	42,039	(95,645)	(4,208)	(678)
Other payables, accruals and other long-term liabilities	163,383	(156,893)	(65,010)	(10,477)
Net cash provided by operating activities	2,290,702	1,708,361	939,755	151,463
Cash flows from investing activities:
Proceeds from disposal of marketable securities	133	23,032	—	—
Proceeds from disposal of short-term investments	2,927,797	3,123,382	3,638,591	586,434
Purchases of short-term investments and time deposits with maturity over one year	(2,336,354)	(3,709,305)	(2,337,165)	(376,683)
Investments in other receivables due from related parties	(1,512,091)	—	—	—
Repayments of other receivables due from related parties	98,750	1,734,760	—	—
Purchase of property and equipment	(54,601)	(46,680)	(37,657)	(6,069)
Proceeds from disposal of fixed assets	4,040	5,510	3,437	554
Purchase of intangible assets	(8,701)	(6,872)	(13,335)	(2,149)
Cash received from (net cash paid for) disposal of subsidiaries	(5,577)	1,220	103	17
Acquisition of subsidiaries from third parties, net of cash acquired	(4,441)	241	—	—
Acquisition of platform services and prepaid card distribution businesses from Shanda Online, net of cash acquired (Note 1)	—	(1,298,040)	—	—
Increase in investment in securities included in other long-term assets	(5,855)	(11,120)	(5,823)	(938)
Investment / prepaid investment in affiliated companies	(46,172)	(21,358)	(24,240)	(3,907)
Net cash provided by (used in) investing activities	(943,072)	(205,230)	1,223,911	197,259
Cash flows from financing activities:
Proceeds from short-term and long-term borrowings	3,034,491	1,991,586	718,848	115,857
Repayments of short-term borrowings and settlements of related derivatives (Note 23)	(2,235,891)	(1,747,127)	(2,060,619)	(332,111)
Cash contributions to subsidiaries by non-controlling shareholders(Note 19)	7,116	194,811	—	—
Tax paid (charged to equity) for transfer of a portion of Eyedentity’s equity to Actoz	(37,336)	—	—	—
Proceeds from other payables due to former related parties (Note 22)	926,000	—	—	—
Repayment of other payables due to former related parties (Note 22)	(137,620)	(947,369)	—	—
Payment of deferred acquisition consideration to Shanda (Notes 1 and 4)	—	(1,839,482)	(878,548)	(141,596)
Payment of non-contingent consideration related to the acquisition of Eyedentity in September 2010(Note 15)	—	(9,729)	—	—
Repurchase of own shares by the Company	(255,384)	(64,141)	—	—
Proceeds from issuance of ordinary shares under stock option plan of the Company	717	3,336	1,868	301
Proceeds from issuance of ordinary shares under stock option plan of a subsidiary	9,642	1,131	1,989	321
Dividends to the Company’s shareholders	(1,810,016)	(6,646)	(1,898)	(306)
Net distributions to Shanda from platform service and prepaid card businesses(Note 1)	(619,341)	(341,407)	—	—
Net cash used in financing activities	(1,117,622)	(2,765,037)	(2,218,360)	(357,534)
Effect of exchange rate changes on cash and cash equivalents	6,571	7,145	(25,432)	(4,102)
Net (decrease) / increase in cash and cash equivalents	236,579	(1,254,761)	(80,126)	(12,914)
Cash and cash equivalents, beginning of year	1,895,795	2,132,374	877,613	141,446
Cash and cash equivalents, end of year	2,132,374	877,613	797,487	128,532

The accompanying notes are an integral part of these financial statements.

SHANDA GAMES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except share and per share data and where otherwise stated)

	For the Years Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$ (Note 2(5))
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	320,904	318,563	149,978	24,172
Cash paid for interest	92,244	86,974	39,018	6,289
Supplemental disclosure of non-cash investing activities:
Current portion of acquisition related obligation(Notes 1 and 26)	143,374	867,464	—	—
Exchange of other receivable due from Shanda in partial satisfaction of total consideration due for acquisition (Note 1)	—	1,014,600	—	—
Accounts payable related to purchase of property and equipment	12,679	1,845	7,893	1,272
Supplemental disclosure of non-cash financing activities:
Dividends payable	11,489	4,704	1,585	255
Reclassification of redeemable non-controlling interests to non-controlling interests	—	—	13,971	2,248
Restricted cash relating to the exercise of employee stock options	1,030	4,493	28	5
Other receivables from issuance of ordinary shares under stock option plan of the Company	3	753	1,843	297

The accompanying notes are an integral part of these financial statements.

1.	ORGANIZATION AND NATURE OF OPERATIONS

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

Organization

Shanda Games’ operations in the PRC occur through (i) its wholly-owned or majority-owned subsidiaries (“PRC subsidiaries”) which consist of Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shengji Information Technology (Shanghai) Co., Ltd. (“Shengji”), Lansha Information Technology (Shanghai) Co., Ltd. (“Lansha”) and Kuyin Software (Shanghai) Co., Ltd. (“Kuyin”) and (ii) its variable interest entities and their subsidiaries (“VIEs”). The VIEs (Note 2(3)) consist of Shanghai Hongli Digital Technology Co., Ltd. (“Shanghai Hongli”), Shanghai Shengzhan Networking Technology Co., Ltd. (“Shengzhan”) and Shengzhan’s wholly-owned subsidiaries Nanjing Shanda Networking Development Co., Ltd. (“Nanjing Shanda”) and Jiangsu Shanda Networking Technology Co., Ltd. (“Jiangsu Shanda”), Tianjin Shengjing Trade Co., Ltd. (“Shengjing”), Shanghai Shulong Technology Development Co., Ltd. (“Shulong”) and Shulong’s wholly-owned subsidiaries Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”), Chengdu Youji Technology Co., Ltd. (“Chengdu Youji”), Tianjin Youji Technology Co., Ltd. (“Tianjin Youji”), Chengdu Aurora Technology Development Co., Ltd. (“Chengdu Aurora”), Chengdu Simo Technology Co., Ltd. (“Chengdu Simo”) and other small VIEs. Collectively, the PRC subsidiaries and the VIEs are referred to as the “PRC companies.”

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

2013 Transaction - acquisition of commonly controlled businesses from Shanda Online

On August 31, 2013, following public announcement, evaluation by a special committee of independent directors of the aspects of the transaction and a fairness opinion rendered by a third party independent financial advisor, as well as approval by the Board of Directors, Shanda Games consummated the acquisition from Shanda Online Entertainment Limited (“Shanda Online”), a controlled affiliate of the Group’s former majority owner, (see “Shareholder changes” below in this Note) of platform services and prepaid card distribution businesses collectively comprising (i) Shengzhan and its wholly owned subsidiaries Nanjing Shanda and Jiangsu Shanda (platform services), (ii) Shengjing (prepaid card distribution services), and (iii) associated tangible computing assets in exchange for total consideration of US$812.7 million (Note 4). This acquisition is referred to as the “2013 Transaction”. Shanda Online is a 93.76% owned subsidiary of Shanda Games’ former ultimate parent and controlling shareholder Shanda Interactive Entertainment Limited (“Shanda Interactive” or “Shanda”), with 6.24% owned by Shanda Games (such 6.24% was acquired in 2012 (such 6.24% was acquired in 2012 (Note 4)).

The 2013 Transaction was undertaken to further vertically integrate the Group’s online game business through the in-sourcing of certain business functions previously outsourced to Shanda Online. Shengzhan and its subsidiaries provide platform services necessary to the Group’s operation and delivery of the gaming experience to users, such as a user authentication, billing, anti-fatigue compliance, and customer support services. Shengjing provides prepaid card distribution services and maintains a significant number of channel relationships for the sale and collection of proceeds from the distribution of virtual and physical pre-paid game cards. Through the acquisition of the platform services and prepaid card distribution businesses and the elimination of the out-sourcing of these functions, which required remuneration of the cost of the services provided plus profit margins to former owner Shanda Online, the Group expects to generate higher margins and earnings via the transfer of profit margins formerly earned by Shanda Online to the Group.

Shanda Games and the acquired businesses were at the time (prior to ownership changes in the following year, which are described under “Shareholder changes” below in this Note) under the common control, whether by direct or indirect means, of Shanda Interactive. Accordingly, the 2013 Transaction was accounted for as a reorganization of entities under common control, with the acquired assets and liabilities of the acquired businesses consolidated into Shanda Games’ financial statements at their carrying values (book values). The consolidation was effected through the extinguishment of prior contractual arrangements formerly providing Shanda Online a controlling financial interest over the Shengzhan and Shengjing businesses (which are variable interest entities) and the establishment of new contractual arrangements providing Shanda Games a controlling financial interest (Note 2(3)). The excess of the purchase price over the net book value of the businesses acquired was recorded in shareholders’ equity in a manner similar to a dividend through a charge to retained earnings, with the excess charge recorded to additional paid-in-capital in a manner consistent with Cayman Islands company law and applicable U.S. GAAP.

Pursuant to applicable U.S. GAAP in the FASB Accounting Standards Codification (“ASC”), the Transaction constituted a “change in reporting entity” which was treated as if it occurred since the inception of the common control. Retrospective consolidation of the businesses was required by GAAP for all historical periods since the inception of common control. The inception of common control dated to 2008, when the Group’s online game business was formed as a distinct business apart from Shanda Interactive prior to the Group’s September 2009 initial public offering. Accordingly, historical consolidated financial information (that is, for periods prior to 2013) was recast in the 2013 consolidated financial statements previously issued to give retrospective effect to the transaction as if the acquired businesses had been part of Shanda Games for all periods presented. The Group’s shareholders’ equity was adjusted for historical periods preceding the date of acquisition to reflect the net distributions (inclusive of both cash and non-cash effects) to Shanda associated with the acquired businesses. In particular, the cash flow effects of financing transactions with Shanda arising from the acquired businesses have been presented as financing activities in the consolidated statement of cash flows for periods preceding the date of acquisition.

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

Shareholder changes

On January 27, 2014, the Company’s board of directors received a preliminary non-binding proposal letter from Shanda Interactive and an affiliate of Primavera Capital Limited (“Primavera”) to acquire all of the Company’s outstanding Class A and Class B ordinary shares (including shares represented by ADSs, but other than shares already held by the acquirers) in a going-private transaction for US$6.90 per ADS, or US$3.45 per ordinary share, in cash (the “Proposal”). Contemporaneously therewith, Shanda Interactive and Primavera entered into a consortium agreement (the “Consortium Agreement”) to form a consortium in connection with the proposed going-private transaction, pursuant to which they agreed, among other things, to jointly make a proposal to the Company for a going-private transaction, deal exclusively with each other in pursuing the going-private transaction, and cooperate with respect to the going-private transaction. Following the receipt of the Proposal by the Company, Shanda SDG Investment Limited, a wholly owned subsidiary of Shanda Interactive (“Shanda SDG”), sold 28,959,276 Class A ordinary shares of the Company to an affiliate of Primavera (converted from Class B ordinary shares held by Shanda SDG). The terms and conditions of Class A and Class B ordinary shares of the Company of the Company are further described in Note 17.

On May 16, 2014, Shanda SDG sold 30,326,005 Class A ordinary shares of the Company to Perfect World Co., Ltd. (“Perfect World”) (converted from Class B ordinary shares held by Shanda SDG), another online game developer and operator in China which is publicly listed in the United States, in connection with Perfect World’s becoming a party to the Consortium Agreement and member of the consortium.

On September 1, 2014, Shanda Interactive advised the Company that Orient Finance Holdings (Hong Kong) Limited, an affiliate of Orient Securities Company Limited (“Orient Finance”), Shanghai Buyout Fund L.P., an affiliate of Haitong Securities Co., Ltd. (“Haitong”), and Ningxia Zhongyincashmere International Group Co., Ltd. (“Ningxia”) had joined the consortium. Subsequently, (a) Orient Finance entered into a share purchase agreement with Shanda SDG to purchase 123,552,669 Class A ordinary shares of the Company (converted from Class B ordinary shares held by Shanda SDG); (b) Haitong entered into share purchase agreements with Shanda SDG, Primavera, and Perfect World to purchase an aggregate of 107,438,129 Class A ordinary shares of the Company (with those acquired from Shanda SDG converted from Class B ordinary shares held by Shanda SDG); and (c) Ningxia entered into a share purchase agreement with Shanda SDG to purchase 80,577,828 Class A ordinary shares of the Company (converted from Class B ordinary shares held by Shanda SDG). Affiliates of Orient Finance, Haitong and Ningxia completed the various share purchases contemplated under the share purchase agreements on September 23, 2014.

On November 26, 2014, the Company was informed of the completion of the sale by Shanda SDG of (i) 48,759,187 Class B ordinary shares of the Company to Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited and (ii) 48,759,187 Class B ordinary shares of the Company to Yili Shengda Investment Holdings (Hong Kong) Company Limited (“Yili”), an affiliate of the Company’s acting CEO. As a result of these sales, Shanda Interactive no longer owned any ordinary shares of the Company and withdrew from the consortium.

On December 8, 2014, the Company was advised that Yili and certain of Yili’s affiliates filed an ownership statement with the SEC with respect to Shanda Games on December 5, 2014. According to the ownership statement, Ningxia Yilida Capital Investment Limited Partnership, or Ningxia Yilida, the sole shareholder of Yili, and Ningxia, entered into a new consortium agreement on December 5, 2014 pursuant to which they formed a consortium to acquire the Company in a going-private transaction.

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

1 S&C Note: Schedule 13Ds only refer to September 23.

(3)	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and VIEs (including subsidiaries thereof) for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs (and subsidiaries thereof) have been eliminated in consolidation. Investments in equity securities for which the Company can exercise significant influence are accounted for by the equity method of accounting.

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

To comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Group conducts all its online game business in the PRC through the VIEs and their wholly-owned subsidiaries, as applicable. These companies hold the licenses and approvals to operate online games in the PRC. Except for Shengjing, all the equity capital of the VIEs is funded by the Group’s PRC subsidiaries and recorded as interest-free loans to individuals who are directors, officers, or employees of the Company or its PRC subsidiaries. The portion of the loans for capital injection is eliminated with the capital of the VIEs during consolidation. The interest-free loans to the shareholders of the VIEs were RMB69.9 million at each of December 31, 2012, 2013 and 2014. Shengjing’s equity capital was funded by Shanda Networking, an indirect subsidiary of Shanda Interactive, prior to the 2013 Transaction; Shanda Networking continues to be the registered (nominee) shareholder. Shanda Networking pledged all of its equity interests in Shengjing to the Group’s PRC subsidiary Shengqu in 2013, among the other agreements entered into providing the Group effective control over Shengjing.

Pursuant to the contractual arrangements between the PRC subsidiaries and the VIEs, the PRC subsidiaries provide services, software and technology licenses and equipment to the VIEs in exchange for fees, determined according to certain agreed formulas. During the years ended December 31, 2012, 2013 and 2014, the total amount of such fees was approximately RMB2,945.4 million, RMB2,568.7 million and RMB2,114.9 million, respectively, which represented the substantial majority of the operating profits of the VIEs. The following is a summary of the key agreements in effect:

Loan Agreements. The PRC subsidiaries entered into loan agreements with each individual nominee shareholder for the relevant VIEs, except for Shengjing, where equity capital is registered to Shanda Networking, a controlled affiliate of the Group’s former controlling shareholder Shanda Interactive. Under these loan agreements, the PRC subsidiaries granted an interest-free loan to each shareholder of the VIEs solely for their capital contributions to the VIEs. The loans have unspecified terms and shall become payable when the PRC subsidiaries request repayment at any time. Under these loan agreements, the shareholders of the VIEs, if applicable, may not prepay all or any part of the loans without the relevant PRC subsidiaries’ prior written request.

Equity Disposition Agreements. The Group’s VIEs and their shareholders entered into equity disposition agreements with the relevant PRC subsidiaries. Pursuant to such agreements, the PRC subsidiaries and any third party designated by them have the exclusive right to purchase from the shareholders of the Group’s VIEs all or any part of their equity interests in the relevant VIEs at a purchase price equal to the amount of the registered capital of a VIE or the lowest price permissible by the then-applicable PRC laws and regulations. The PRC subsidiaries may exercise such right at any time during the term of the agreement until they have acquired all equity interests of the relevant VIEs, subject to applicable PRC laws. Moreover, under the equity disposition agreements, neither the Group’s VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operations, equity and other legal rights without the prior written approval of the relevant PRC subsidiary, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIEs’ equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; or entry into other material contracts. Except for the equity disposition agreements for Shengzhan and Shengjing, which are enduring and are to be terminated only after all the equity interests thereof have been transferred to the relevant PRC subsidiaries or any other entity or person so designated by the respective PRC subsidiaries, the other equity disposition agreements initial terms of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiaries’ requests.

Business Operation Agreements. The PRC subsidiaries entered into business operation agreements with the relevant VIEs and their shareholders. Under such agreements, the PRC subsidiaries have the right to nominate the directors of the relevant VIEs’ boards and designate general managers, financial controllers and other senior management of the relevant VIEs. In addition, the VIEs may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of the relevant PRC subsidiary. Such transactions include incurrence or assumption of any indebtedness not in the ordinary course of business; sale or purchase of any assets or rights with values of more than certain agreed amounts; declaration of dividends or profit distributions; encumbrance on any assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under the agreement to a third party. These agreements have initial terms of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiaries’ requests, except for the business operation agreements for Shengzhan and Shengjing, which shall remain in force and effect unless terminated upon mutual agreement or upon a breach thereunder. The PRC subsidiaries may terminate the agreements at any time by providing advance written notice to the relevant VIE and to each of a relevant VIE’s shareholders. The VIEs and any of their shareholders cannot terminate the agreements prior to their expiration dates.

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

Shareholders of the VIEs may potentially have conflicts of interest with the Company, and they may breach their contracts with the PRC subsidiaries or cause such contracts to be amended in a manner contrary to the interests of the Company. As a result, the Company may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Company’s business operations and adversely affect the Company’s ability to control the VIEs. In light of the fact that the shareholders of the VIEs are directors, officers, or employees of the Company or the PRC subsidiaries (with the exception of Shengjing, where the shareholder is Shanda Networking, an indirect subsidiary of the Company’s former controlling shareholder Shanda Interactive), management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant. Management is of the view that incremental risk associated with Shengjing is minimal insofar as the agreements related thereto are substantively identical to those in place with all other VIEs and nominee shareholders thereof.

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

A condensed presentation of the assets, liabilities, and equity (including the effects of intercompany transactions with the PRC subsidiaries) of the consolidated VIEs as of December 31, 2013 and 2014 is as follows. These balances are reflected in the Group’s consolidated financial statements with those intercompany transactions eliminated.

	December 31, 2013	December 31, 2014
	RMB (millions)	RMB (millions)
Cash and cash equivalents	263.7	235.4
Short-term investments	24.1	18.2
Accounts receivable and intercompany receivables	2,357.2	2,991.9
Deferred licensing fees and related costs	10.8	1.4
Prepayments and other current assets	75.1	100.0
Deferred tax assets	71.8	59.3
Investments in affiliated companies	18.8	8.6
Property and equipment, net	15.9	9.2
Intangible assets	131.5	221.4
Goodwill	83.1	83.1
Other long-term assets	117.3	36.6
Total assets of the consolidated VIEs	3,169.3	3,765.1

Accounts payable and intercompany payables	941.0	1,532.8
Deferred revenue	340.7	257.1
Taxes payable	26.9	28.7
Other payables and accruals	257.3	170.7
Deferred tax liabilities	14.3	8.9
Total liabilities of the consolidated VIEs	1,580.2	1,998.2

Total equity of the consolidated VIEs	1,589.1	1,766.9

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

Under the contractual arrangements with the VIEs, the equity holders of VIEs assigned all of their voting rights underlying their equity interests in the VIEs to the Group’s PRC subsidiaries. In addition, through the other aforementioned agreements, the Group demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the losses of the VIEs. The Group considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs in the amount of RMB 545.2 million as of December 31, 2014 (2013: RMB 543.4 million). As all of the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIEs.

For the years ended December 31, 2012, 2013 and 2014, the total net revenues, costs of revenue, and net income of the consolidated VIEs were as follows:

	For the years ended December 31,
	2012	2013	2014
	RMB in million	RMB in million	RMB in million
Net revenues of the consolidated VIEs	4,335.6	3,548.2	2,942.7
Costs of revenue of the consolidated VIEs*	3,464.2	2,911.3	2,290.6
Net income of the consolidated VIEs	287.0	291.8	113.5

*Note: cost of revenues of the consolidated VIEs exceed consolidated amounts due to the inclusion of service fees paid to the Group’s PRC subsidiaries for the provision of services, software and technology licenses, and equipment to the VIEs (pursuant to the Exclusive Consulting and Service Agreements), which are eliminated in consolidation.

Currently there are no contractual arrangements that require the Company to provide additional financial support to the VIEs. However, as the Company is conducting its Internet-related business mainly through the VIEs, the Company has, in the past, provided, and will continue to provide, financial support based on its consideration of the business requirements of the VIEs and the Company’s own business objectives in the future, which could expose the Company to a loss.

Please refer to “Contingencies” under Note 26 for the risks relating to the VIE arrangements.

In August 2012, the Group entered into an investment agreement to invest up to RMB500 million in Shengzixin Fund, a partnership investment vehicle. The vehicle is managed by Dingguan Investment Holding (Shanghai) Company Limited, which is under the control of Shanda Interactive. The Group intended to use its investment towards investing in exceptional developer companies in the gaming market in China delivering content through online games, social network games, and mobile games. The Group had invested RMB250 million as of December 31, 2012, which was held in cash. No investments were made in 2012 or 2013. As the Group was the only investor and had a controlling financial interest at December 31, 2012, the investment vehicle (cash balance) was consolidated in the Group’s consolidated financial statements. In 2013, the Group withdrew its investment of RMB250 million. After the withdrawal, the Group deconsolidated Shengzixin at its net carrying value of RMB250.7 million.

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

For the Company and other USD-functional subsidiaries, assets and liabilities were translated from US$ to RMB at the exchange rates of RMB 6.0969 and RMB 6.1190 to US$ 1.00 as of December 31, 2013 and 2014, respectively (as per the middle rates for RMB against US$ per the People’s Bank of China); revenues, expenses, gains and losses were translated using the average rates for the reporting period of RMB 6.3116, RMB 6.1950, and RMB 6.1428 to US$ 1.00 for 2012, 2013, and 2014, respectively. For Actoz and Eyedentity, assets and liabilities were translated from KRW to RMB at the exchange rates of RMB 0.0057 and RMB 0.0057 to KRW1 as of December 31, 2013 and 2014, respectively (as per the middle rates for KRW against RMB per the Bank of China); revenues, expenses, gains and losses were translated using the average rates for the reporting period of RMB 0.0056, RMB 0.0056 and RMB 0.0059 to KRW1 for 2012, 2013, and 2014, respectively.

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

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the rate of US$1.00 to RMB6.2046, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(6)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and highly liquid investments placed with banks or other financial institutions, which have original maturities to the purchaser of less than three months and are readily convertible to cash.

(7)	Restricted cash

Restricted cash mainly represents cash held in a designated bank account for the sole purpose of transmitting proceeds from the exercises of stock options and sales of vested restricted shares to equity award recipients.

(8)	Short-term investments and time deposits with maturity over one year

Short-term investments represent bank time deposits with original maturities longer than three months and less than one year and investments which are not readily redeemable with maturity within one year. As of December 31, 2014, short-term investments of RMB646.0 million and time deposits with maturity over one year of RMB2.9 million were pledged for long-term bank borrowings of RMB593.5 million. Time deposits with maturity over one year represent bank time deposits with original maturities longer than one year.

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

During the years ended December 31, 2012, 2013 and 2014, the Group recorded an unrealized gain of RMB3.4 million, an unrealized gain of RMB15.7 million, and nil, respectively, as components of other comprehensive income (loss), net of tax. In 2013, the Group disposed of substantially all of its marketable securities and accordingly reclassified RMB20.1 million of realized gains to investment income in the consolidated statement of operations. As of December 31, 2013 and 2014, remaining marketable securities were immaterial.

(10)	Allowances for doubtful accounts

The Group determines the allowance for doubtful accounts when facts and circumstances indicate that a receivable is unlikely to be collected.

Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(11)	Investments in affiliated companies

Affiliated companies include (i) investees over which the Group has significant influence, but which it does not control, and (ii) investees over which the Group does not have significant influence. Investments in affiliated companies where significant influence exists are accounted for by the equity method. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations and comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. The cost method is used for investments over which the Group does not have the ability to exercise significant influence and for which the investments do not have readily determinable fair values. Such investments are recorded and maintained at historical cost, as adjusted for impairment losses.

The Group continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance, and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date, and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. Impairment losses on equity method investments are included in “equity in losses of and impairments of investments in affiliated companies”. Impairment losses recorded during the years ended December 31, 2012, 2013 and 2014 were RMB7.5 million, nil and RMB23.9 million, respectively.

(12)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years

Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income in general and administrative expense.

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

Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the PRC market. During the years ended December 31, 2012, 2013, and 2014, the costs incurred for development of on-line game products were not capitalized after technological feasibility was reached because the time period from the establishment of technological feasibility to the related commercial launch is generally nonexistent or very brief; therefore, related costs during such periods, being immaterial for capitalization, were expensed.

Website and internally used software development costs

The Group recognizes website and internally used software development costs in accordance with ASC 350-40. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated life. During the years ended December 31, 2012, 2013, and 2014, costs qualifying for capitalization were immaterial and as a result all website and internally used software development costs were expensed as incurred.

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

Goodwill is accounted for at initial recognition and evaluated subsequently according to the provisions of ASC 805, "Business Combinations" and ASC 350, "Intangibles - Goodwill and Other". Goodwill is initially measured as the excess of (i) the total cost of an acquisition, fair value of the non-controlling interests, and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of an acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the income statement as a bargain purchase gain. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company’s annual impairment evaluation date, the Company tests impairment of goodwill at the reporting unit level, which is one step below the operating segment level. Under the traditional two step impairment evaluation approach, the fair value of a reporting unit is first determined using an income approach which considers projected cash flows, expenses, and appropriate discount rates tailored to the risk profiles of the specific reporting units, considering more generally the risk profile of the online game sector. The Group did not elect to use the optional qualitative screening approach and directly applied the traditional two-step impairment evaluation approach for all reporting units for all periods presented. Should the fair value of a reporting unit be less than its carrying value (including goodwill), an impairment charge would be then be measured by reference to the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of goodwill, determined in a manner similar to the assignment of purchase price in a business combination. Key factors that are considered by the Company and likely to have a bearing on potential impairments of goodwill include, but are not limited to, (1) recent operating performance and forecasts; (2) generation of, and growth anticipated in, cash flows; (3) the state of the online game business in the respective geographic area; (4) trends in monthly average users/monthly paying users; and (5) the game development pipeline at the business unit level. Based upon application of the two step impairment evaluation approach at the Group’s annual evaluation dates, impairment losses recorded during the years ended December 31, 2012, 2013 and 2014 were nil, RMB30.8 million and nil, respectively.

(15)	Other long-term assets

Other long-term assets mainly represent upfront licensing fees for online games that have not yet been commercially launched, receivables from independent online game companies and long-term prepaid service fees. Other long-term assets as of December 31, 2013 and 2014 include prepayments in respect of upfront licensing fees paid for new games of RMB115.8 million and RMB108.9 million, respectively. Receivables from independent online game companies as of December 31, 2013 and 2014 amounted to RMB23.9 million and RMB23.5 million, respectively. Long-term prepaid service fees as of December 31, 2013 and 2014 amounted to nil and RMB59.8 million, respectively.

(16)	Impairment of long-lived assets and intangible assets

Long-lived assets including finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Group had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount by which the carrying value exceeds fair value. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. During the years ended December 31, 2012, 2013, and 2014, the Group did not experience any impairment losses for its intangible assets. During the same three years, the Group recognized RMB15.0 million, nil and RMB2.6 million impairment losses, respectively, for its other long-term assets, within product development expenses. Impairments of other long-term assets consisted of prepaid upfront license fees on certain games that did not continue in the game development cycle as a result of beta testing; accordingly, such fees were fully expensed. As the assets subject to impairment were fully written off, no fair value measurement disclosures for non-recurring fair value measurements were considered warranted as remaining basis in the written-off assets was zero.

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

The Group has from time to time entered into foreign exchange forward contracts with certain banks to reduce the Group’s exposure to significant changes in exchange rates between the RMB and certain foreign currencies. These contracts are not designated as hedges pursuant to relevant accounting guidance and are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations and comprehensive income within “other income” (Notes 5 and 23).

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

For mobile game revenues, which are principally generated through marketing agents such as Apple’s App Store and Google’s Google Play (depending on the territory and country in which the games are offered), the Group recognizes revenues at gross amounts before deduction of commission fees due to the mobile device application providers, as the Group is the primary obligor in these arrangements. Shanda Games is responsible for the hosting, operations, and delivery of the gaming experience to end users, and has the latitude to establish pricing for virtual currency purchased by end users. The commission fees charged by these mobile device application platforms are recognized as a component of sales and marketing expense. For a few minor gaming titles delivered through certain third party intermediaries such as telecommunication operators solely in the PRC, the Group does not establish the prices for purchases by end users and therefore recognizes mobile game revenues for these few games on a net basis. However, such arrangements are quantitatively immaterial and constituted less than 1% of mobile game revenues for all periods presented.

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

Other Revenues

Other revenues are principally comprised of advertising revenues and revenues generated from the provision of platform services and prepaid card sales agent services.

Advertising revenues are derived from online advertising whereby the Company allows advertisers to place advertisements on particular areas of its platform, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Advertising revenues amounted to approximately RMB18.6 million, RMB0.5 million and nil during the years ended December 31, 2012, 2013, and 2014, respectively.

For the years ended December 31, 2012, 2013, and 2014, RMB58.6 million, RMB35.1 million, and RMB23.1 million (US$3.7 million), respectively, of related party revenues were included in consolidated net revenues. These related party revenues, which were not separately presented on the face of the consolidated statement of operations and comprehensive income given their insignificance (for example, such revenues represented only 0.6% of consolidated net revenues in 2014), are principally comprised of platform service fees and prepaid card distribution fees received from companies under the control of the Group’s former controlling shareholder, Shanda Interactive (Note 22).

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

Sales and marketing costs consist primarily of advertising and market promotion expenses, salaries and benefits, share-based compensation, and other expenses incurred by the Group’s sales and marketing personnel, and the operational costs incurred by the Group’s in-house prepaid card distribution and marketing entity Shengjing. Sales and marketing costs are recorded on an accrual basis. Advertising and marketing promotion expenses amounted to approximately RMB178.9 million, RMB228.8 million and RMB434.6 million during the years ended December 31, 2012, 2013 and 2014, respectively.

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

The Group follows ASC 740-10-25 guidance regarding uncertain tax positions which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Group did not have any interest and penalties associated with uncertain tax positions and did not have any material liabilities for unrecognized tax benefits arising from uncertain tax positions for the years ended December 31, 2012, 2013, and 2014.

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

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended December 31, 2012, 2013, and 2014, the Group made total appropriations to these statutory reserves of approximately RMB5.1 million, RMB7.2million and RMB4.6 million, respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

Korea

Actoz and Eyedentity are required to appropriate, as the legal reserves, the amount equivalent to a minimum of 10% of cash dividends paid until such reserves equal 50% of their issued capital stock in accordance with the Commercial Code of Korea. The reserves are not available for the payment of cash dividends, but may be transferred to capital stock by an appropriate resolution of the company’s board of directors or used to reduce accumulated deficit, if any, with the ratification of a majority of the company’s shareholders. An appropriation of approximately KRW648.9 million (RMB3.8 million) was made in 2012. The Group made no appropriations in 2013 and 2014.

(29)	Dividends

In November 2011, the Company declared cash dividends of US$289.7 million (equivalent to RMB1,823.3 million) or US$0.51 per ordinary share (US$1.02 per American Depositary Share (ADS)) to all shareholders or ADS holders of record as of December 20, 2011 (the "record date"). Cash dividends of US$286.8 million (equivalent to RMB1,810.0 million) were subsequently paid in 2012. Dividends of US$208.6 million were paid to the Company’s former controlling shareholder, Shanda Interactive, in 2012. Insignificant cash dividends related to the November 2011 declaration, as reported in the accompanying consolidated statement of cash flows, were paid in 2012, 2013, and 2014, with each amount paid representing payment of a portion of the remaining dividend payable balance associated with the 2011 dividend declaration on previously restricted shares which vested during those periods. The remaining dividend payable balance at December 31, 2014 is immaterial.

Relevant laws and regulations permit payments of dividends by the PRC and Korean subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations (see Note 2(28)).

Since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside China, or to fund expenditures denominated in foreign currencies.

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

As of December 31, 2013 and 2014, the carrying values of cash and cash equivalents, restricted cash, short-term investments, time deposits with maturity over one year, accounts receivable, amounts due from/to related parties, prepayments and other current assets, long-term borrowings, accounts payable, licensing fees payable, other payables and accruals approximated their fair values. Accounts receivable, amounts due from/to related parties, prepayments and other current assets, accounts payable, licensing fees payable, and other payables and accruals, which are measured at carrying value, would represent Level 3 fair value measurements if carried at fair value due to the presence of significant unobservable inputs. In a similar fashion, the Group’s cash equivalents, short-term investments, time deposits with maturity over one year, and long-term borrowings would represent Level 2 measurements due to the presence of significant observable inputs such as interest rates.

On a recurring basis, the Group measured its marketable securities at fair value (the Group’s marketable securities were disposed of by December 31, 2013). The marketable securities were measured on the basis of actual prices quoted in actively traded markets for the related common shares.

As of December 31, 2013 and 2014, information about the fair value measurements of the Group’s certain assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows (based on the classification of the inputs):

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities – Common stock	—	—	—	—
Derivative (liability) / asset - foreign currency forward contracts	(2,426)	—	(2,426)	—
(included in “Other payables and accruals ” in balance sheet) (Note 15, 23)

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Marketable securities – Common stock	—	—	—	—
Derivative (liability) / asset - foreign currency forward contracts	—	—	—	—

From time to time, the Group writes off certain specific license fee assets associated with its online games. These assets represent prepaid upfront license fees related to game intellectual property licensed from third parties which are included in other long-term assets (or intangible assets once technological feasibility of the related game has been reached) at their original contractual values representing fees paid to third parties under the contractual arrangements. As triggered by factual circumstances, the Group evaluates the prepaid fees for games for which the commercial viability is uncertain or game development does not successfully pass the testing phase and fully writes off the contractual value of related fees paid. During the years ended December 31, 2012, 2013 and 2014, the Group did not recognize any impairment losses for its intangible assets, and recognized RMB15.0 million, nil, and RMB2.6 million impairment losses, respectively, for its other long-term assets. The Group has not presented tabular disclosures or further qualitative information regarding fair value for these level 3-classified fair value measurements because the amounts involved are not material and related fees have been fully written off; accordingly, the related fair values are zero for any balance sheet date.

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

As described in Notes 1 and 4, the Group acquired certain businesses from Shanda Online during 2013 and accounted for the acquired businesses in a manner similar to a pooling-of-interests with retrospective consolidation for all historical periods presented.

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

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Issued and Not Yet Effective

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09), which contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Group’s fiscal year beginning January 1, 2017, with early application not permitted; however, the FASB has recently taken steps towards deferring the effective date for calendar year-end companies for an additional year. The Group is in the process of determining what impact, if any, the adoption of ASU 2014-09 will have on its financial statements and related disclosures. The standard permits the use of either the retrospective or cumulative effect transition method. The Group has not yet selected a transition method and has not determined the effect of the standard on its ongoing financial reporting.

4.	BUSINESS COMBINATIONS AND DISPOSITIONS

Activities in 2014

There were no business acquisitions completed in 2014.

Divestiture of Mage of East

In October 2014, the Group entered into an agreement with the non-controlling shareholders of Mage of the East to sell 37% of the total equity interests in Mage of the East to the non-controlling shareholders for consideration of KRW417.3 million (approximately RMB2.4 million). After the sale, the Group continued to own 14% of Mage of the East and accounted for such investment as a cost method investment, recognizing the initial investment at its fair value at the time of disposal. Accordingly, the Company deconsolidated Mage of the East at its net book value of RMB3.7 million, recognizing investment loss on disposal of RMB0.8 million in the Group’s statement of operations.

Reclassification of redeemable non-controlling interests

In the second quarter of 2014, certain non-controlling shareholders forfeited a right (by virtue of the lapsing of the right by its contractual term without exercise) to require the Group to purchase the outstanding non-controlling interests held by them at a fixed price. At December 31, 2013, the redemption value was RMB14.0 million and was presented as redeemable non-controlling interests in the consolidated balance sheet as redemption was outside the control of the Group. In 2014, the Group reclassified the redemption value from redeemable non-controlling interests to non-controlling interests on the expiry date of the put rights.

Activities in 2013

The 2013 Transaction

On August 31, 2013, the Group acquired businesses from Shanda Online, a majority owned subsidiary of the Group’s former controlling shareholder Shanda Interactive, including (i) Shengzhan (and its subsidiaries Nanjing Shanda and Jiangsu Shanda), which provided (and continues to provide) online platform services to the Group, (ii) Shengjing, which provided (and continues to provide) prepaid card distribution and marketing services to the Group, and (iii) certain tangible computing assets integral to the businesses. As further described in Note 1, this acquisition (the “2013 Transaction”) was accounted for under applicable U.S. GAAP as a reorganization of entities under common control. Therefore, the assets and liabilities of the acquired businesses were consolidated with those of Shanda Games at their historical carrying amounts. Due to the acquisition resulting in a change in reporting entity, the financial statements of the acquired businesses were retrospectively consolidated (after eliminating inter-entity transactions) with those of Shanda Games from the time of inception of common control (2008). Hence, the accompanying consolidated financial statements include the results of the acquired businesses for all periods and dates presented.

Total consideration due to Shanda Interactive for the acquisition was US$812.7 million. The consideration was partially settled at the transaction date in the third quarter of 2013 through (i) a non-cash exchange of receivables due to the Group from Shanda Interactive in the amount of US$167.6 million and (ii) a cash payment in the amount of US$201.6 million. Immediately following the transaction date, the remaining consideration due to Shanda Interactive was approximately US$443.5 million. Subsequent to the transaction date and prior to December 31, 2013, US$301.2 million of the deferred portion of the total consideration was paid in cash. The remaining portion of the total consideration due to Shanda Interactive at December 31, 2013 of US$142.3 million was paid in the first half of 2014.

As described in Note 10, the Group holds a 6.24% equity interest in Shanda Online accounted for pursuant to the cost method, which was originally acquired on March 31, 2012 in relation to the disposition of Mochi Media, which is hereinafter described in this Note. As the acquired businesses in the 2013 Transaction were wholly controlled by Shanda Online, the applicable portion of the cost method investment in Shanda Online acquired in 2012 representing the 6.24% of the underlying businesses indirectly owned by the Group, amounting to RMB2.9 million, was de-recognized as of the original investment date (March 2012) due to the retrospective consolidation of the acquired businesses into Shanda Games’ consolidated financial statements.

Acquisition of Mage of the East

In November 2013, the Group acquired a 51% controlling equity interest in Mage of the East, a game operating company based in South Korea, for cash consideration of KRW700.0 million (approximately RMB4.0 million). The goodwill associated with this acquisition was RMB2.0 million. The non-controlling interest arising from this acquisition was RMB2.0 million. Due to the immaterial nature of this transaction, no further disclosure of the purchase price allocation or other effects is included herein.

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

Activities in 2012

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

Divestiture of Mochi

At the end of March 2012, the Group closed the transfer of 100% of the equity interests in Mochi Media (“Mochi”), a U.S. based gaming company, to Shanda Online Entertainment Limited (“Shanda Online”), a wholly-owned subsidiary of Shanda, in exchange for 6.24% of the equity interests of Shanda Online. The transaction was primarily driven by the Group’s strategy to focus on more intensive-play or advanced online games, versus the games offered on Mochi’s platform, which are mostly mini casual games. Mochi’s business model, which is centered on distribution and network services for online games, as well as the provision of advertising services, is also different from the Group’s core business model.

As the share swap transaction occurred between entities that were, at that time, under the common control of Shanda, no gain or loss was recognized in the Group's statement of operations. After the closing of the transfer, the Group deconsolidated Mochi at its net carrying amount of RMB370.7 million and recorded the 6.24% equity interest in Shanda Online of RMB127.4 million at Shanda’s carry–over basis as a long-term investment (under the cost method) included in “investment in affiliated companies” on the consolidated balance sheet. The excess of RMB243.4 million of the net carrying amount deconsolidated for Mochi over the 6.24% equity interest acquired in Shanda Online was treated as a contribution to Shanda, and was recognized as a charge of RMB244.0 million to additional paid-in capital and an increase of RMB0.6 million in other comprehensive income.

Share transfer of Eyedentity

On October 10, 2012, Games International, a Singaporean subsidiary of the Group which previously was the 100% owner of Eyedentity, a Korean game development entity, closed the sale of 532,066 common shares of Eyedentity or 20.5% of Eyedentity’s outstanding equity interests, to the Group’s majority-owned (51% owned) Korean subsidiary Actoz for cash consideration, due in two installments, of KRW113.5 billion (US$106.6 million or RMB643.7 million). As of December 31, 2012, Actoz paid the initial payment of KRW60.0 billion (US$53.9 million or RMB339.9 million). The amount remitted to Games International reflected the KRW60.0 billion net of tax withholding for Korean capital gains tax and securities transaction tax of KRW13.0 billion (US$11.7 million or RMB73.7 million). The second installment payment of KRW53.6 billion (US$48.2 million or RMB303.8 million) has been paid to Games International before the first anniversary of the closing date, with interest accrued at the rate of 3.7% per annum. After the closing of the sale, as Eyedentity's controlling shareholder, the Group continued to consolidate Eyedentity in its consolidated financial statements. This transfer of a portion of Eyedentity’s equity to Actoz was undertaken on the basis of enhancing Actoz’s publishing capabilities as Eyedentity has strong game intellectual properties as well as better aligning Eyedentity and Actoz for research and development cooperation.

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

5.	OTHER INCOME (EXPENSE), NET

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Government financial incentives	183,915	159,359	114,451
Foreign exchange (loss) / gain	(3,408)	(25,066)	(21,119)
(Loss) / gain recognized on foreign currency forward contracts (Note 23)	(22,476)	1,929	4,456
Bank charges	(18,893)	(5,333)	(15,643)
Donation expenses	(182)	(163)	(146)
Others	(10,140)	5,267	(6,117)
Other income, net	128,816	135,993	75,882

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

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong were subject to a 16.5% tax rate for the years ended December 31, 2012, 2013 and 2014, respectively.

Singapore

Games International is subject to income tax on taxable income as reported in its statutory financial statements adjusted in accordance with Singapore income tax legislation. Games International was subject to an income tax rate of 17% for the years ended December 31, 2012, 2013 and 2014.

China

The PRC Corporate Income Tax Law (“CIT”), among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises.

Various preferential income tax rates are available for qualified enterprises in encouraged sectors of the economy. Companies that qualify as high and new technology enterprises, a status which is reassessed every three years, are subject to a lower income tax rate of 15%. Companies that qualify as software development enterprises are exempt from income tax for two years and subject to an income tax rate of 12.5% for the following three years. Companies that qualify as national key software enterprises are subject to a lower income tax rate of 10% for the period in which they are recognized. From 2012, the status of national key software enterprises is reassessed every two years.

Shengqu and Chengdu Aurora have been recognized as “high and new technology enterprises” and enjoyed the 15% preferential rate status for 2012, 2013, and 2014. In addition, Shengqu also obtained qualification as a “key national software enterprise” for 2011 and 2012 in May 2013, which entitled it to a preferential income tax rate of 10%. As a result, Shengqu reversed in the second quarter of 2013 RMB97.2 million in income tax expense previously recognized for the excess tax charged in 2011 and 2012. In April 2014, Shengqu was again recognized as a national key software enterprise retrospectively for 2013 and 2014 and reversed, in the second quarter of 2014, RMB55.2 million (US$8.9 million) of income tax expense previously recognized for the excess tax charged in 2013 based on the higher 15% tax rate. Effectively, Shengqu was entitled to preferential income tax rates of 10% for the years 2012, 2013, and 2014, respectively.

In 2011 and 2014, Chengdu Aurora successfully renewed its high and new technology enterprise status, and extended its 15% tax rate for 2012, 2013, and 2014.

In 2010, Lansha obtained the “high and new technology enterprise” 15% preferential rate status for a three-year period which expired December 31, 2012. In 2014, Lansha was recognized as a high and new technology enterprise retrospectively for 2013 and 2014. As a result, it was entitled to a lower income tax rate of 15% for 2013 and 2014 and reversed, in 2014, RMB11.2 million (US$1.8 million) of income tax expense previously recognized for the excess tax charged in 2013 based on the higher 25% tax rate. Effectively, the statutory tax rate for 2012, 2013 and 2014 for Lansha was 15%.

Shengji obtained approval for “high and new technology enterprise” status in 2012, which is effective for three years from 2012 to 2014. In April 2010, Shengji, as a “software development enterprise”, was granted a two-year CIT exemption for the years 2009 and 2010 followed by a three year 50% CIT reduction on its taxable income for the years 2011 through 2013, which was effective retroactively from January 1, 2009. However, in 2012, Shengji was re-assessed by the relevant tax bureau and asked to pay additional tax charges of RMB21.9 million related to 2011 because it was asserted that Shengji did not qualify for the preferential tax rate of 12.5% (50% of 25% CIT statutory rate) for the years from 2011 to 2013. The retroactive tax charge was recorded in 2012 as income tax expense. Beyond this immaterial additional tax charge for Shengji in 2012, the Group did not have, and does not have, any other material uncertain tax positions. Therefore, Shengji effectively was subject to an income tax rate of 15% as a “high and new technology enterprise” for 2012, 2013 and 2014.

The Corporate Income Tax Law also imposes a 10% withholding tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Where an appropriate tax treaty is in place between the PRC and another relevant jurisdiction, rates below 10% may be available. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. In 2012, 2013 and 2014, in light of the special dividend declared to shareholders described in Note 2(29), and the possibility of dividends in the future based upon past experience, withholding tax was accrued, and continues to be accrued, for the Group’s PRC subsidiaries (as described below) based on a 5% tax rate. Amounts accrued and recognized in income tax expense were RMB54.5 million, RMB54.4 million and RMB51.2 million, respectively, in 2012, 2013 and 2014, for certain of the accumulated undistributed profits in the Group's PRC entities.

The Group has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of its VIEs, which amounted to RMB1,914.2 million at December 31, 2014 as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Group's PRC subsidiaries; moreover, the Group has the intent and ability to indefinitely reinvest such accumulated profits for expansion of its PRC business, in line with its strategic goals. With respect to the Group's PRC subsidiaries (exclusive of its VIEs), the Group has provided withholding tax accruals on all of the accumulated undistributed profits of such entities based upon the Group's anticipated higher level needs and past evidence of distributions (such as a 2011 special dividend).

Korea

Actoz and Eyedentity are subject to income tax on taxable income as reported in their statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea (the “Korea Income Tax Laws”). Under the Korea Income Tax Laws, corporations are subject to progressive tax rates: 11% for a corporation's annual taxable income up to KRW200 million, 22% for a corporation's annual taxable income over KRW200 million but less than KRW 20 billion, and 24.2% for a corporation's annual taxable income over KRW20 billion for the years ended December 31, 2012, 2013 and 2014. The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws. Actoz was subject to a top marginal tax rate of 24.2%, 24.2% and 22% in 2012, 2013 and 2014, respectively. Eyedentity was subject to a top marginal tax rate of 24.2%, 22% and 22% in 2012, 2013 and 2014, respectively.

Pursuant to the Korea Income Tax Laws, dividends distributed by a foreign invested enterprise to its immediate holding company outside Korea will be subject to 15% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with Korea that provides for a different withholding arrangement. According to the Korea and Singapore Taxation Arrangement, dividends paid by a foreign invested enterprise in Korea to its direct holding company in Singapore will be subject to withholding tax at a rate of no more than 10% (if the foreign investor owns directly at least 25% of the shares of the foreign invested enterprise). Eyedentity planned to distribute dividends to Games International in 2012, and withholding tax was accrued at 10% in the amount of RMB5.5 million; this amount was was fully paid in 2012. No withholding tax was accrued in 2013. Eyedentity accrued withholding taxes of RMB10.1 million (US$1.6 million) in 2014 based on the 10% withholding tax rate applicable to the profits of Eyedentity that are expected to be distributed to Games International. The accrued withholding tax was not paid by the end of 2014.

Composition of income tax expense

Earnings before income taxes for the years ended December 31, 2012, 2013, and 2014 were taxed within the following jurisdictions (where “mainland” excludes Hong Kong):

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
PRC mainland entities	2,361,990	1,870,816	1,465,610
Non-PRC mainland entities	(6,912)	86,982	(189,973)
Total	2,355,078	1,957,798	1,275,637

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income during the years ended December 31, 2012, 2013 and 2014 are as follows (where “mainland” excludes Hong Kong):

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Current income tax expense
PRC mainland entities	393,630	244,413	121,002
Non-PRC mainland entities	112,833	77,033	55,287
Total	506,463	321,446	176,289
Deferred income tax expense (benefit)
PRC mainland entities	13,049	(24,808)	28,445
Non-PRC mainland entities	(33,933)	(28,721)	(17,416)
Total	(20,884)	(53,529)	11,029
Withholding tax
Non-PRC mainland entities	59,960	54,356	61,310
Income tax expense

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
PRC mainland entities	406,680	219,605	149,447
Non-PRC mainland entities	138,860	102,668	99,181
Total	545,540	322,273	248,628

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliations between the statutory rate and the Group’s effective tax rate for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Statutory income tax rate (PRC CIT rate)	25%	25%	25%
Effect of preferential tax rates awarded to certain PRC entities	(8)%	(7)%	(11)%
Effect of preferential tax rates retroactively awarded to certain PRC entities	—	(5)%	(5)%
Effect of foreign taxes paid by overseas entities	—	—	4%
Effect of nondeductible expenses associated with tax-exempt entities	—	—	2%
Effect of withholding taxes	3%	3%	5%
Effect of change in valuation allowance	2%	—	—
Tax paid for the sale of equity interests in Eyedentity to Actoz	1%	—	—
Effective income tax rate	23%	16%	20%

During 2014, the Group’s Korean subsidiaries changed, pursuant to Korean tax law and regulations, the manner of accounting for foreign taxes paid. Prior to 2014, foreign taxes were directly credited against tax liabilities, with unused amounts subject to a five year carryforward limitation. In 2014, foreign taxes were treated as tax deductions; however, due to the incurrence of losses, additional net operating losses were created by the tax deductions. These additional losses cannot be carried forward under the applicable tax law and regulations.

The effect of qualified lower tax rates awarded to certain PRC entities, as included in the preceding and following tables, specifically refers to the reduced statutory tax rates awarded by relevant authorities to certain PRC entities for defined periods to high and new technology enterprises, key national software enterprises and software development enterprises as described earlier. The aggregate amount and per share effect of the qualified lower tax rates are as follows:

	For the years ended December 31,
	2012	2013	2014
(in thousands, except per share data)	RMB	RMB	RMB
Aggregate effect	199,217	229,304	230,417
Basic ordinary share effect	0.36	0.43	0.43
Diluted ordinary share effect	0.36	0.43	0.42

Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2013	December 31, 2014
	RMB	RMB
Deferred tax assets
Licensing fees and related costs and deferred revenues	24,251	23,312
Temporary differences related to deductible expenses	73,096	47,010
Tax net operating loss carry forward	—	16,222
Other temporary differences	46,166	35,482

	December 31, 2013	December 31, 2014
	RMB	RMB
Foreign tax credits of Actoz and Eyedentity	205,634	184,930
Less: Valuation allowance	(217,608)	(207,818)
Total deferred tax assets, net of valuation allowance	131,539	99,138
Deferred tax liabilities
Intangible assets arising from business combinations	76,892	55,502
Withholding taxes	61,616	72,490
Total deferred tax liabilities	138,508	127,992

Movement of valuation allowances

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of year	189,219	215,080	217,608
Current year net addition / (reversal)	37,172	2,528	(9,790)
Current year disposal due to divestitures	(11,311)	—	—
Balance at end of year	215,080	217,608	207,818

Valuation allowances have been provided on certain deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2012, 2013, and 2014, the majority of valuation allowances were provided because it was more likely than not that the Group would not be able to utilize certain foreign tax credit carry forwards generated by subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase net income when those events occur. In 2012, a portion of the valuation allowance was de-recognized as a result of the divestiture of Mochi.

As of December 31, 2014, total tax credit carry forwards were KRW32,241 million (equivalent to RMB182.4 million), among which KRW9,534 million (equivalent to RMB 53.9 million), KRW11,287 million (equivalent to RMB63.9 million), KRW 6,887 million (equivalent to RMB39.0 million), and KRW4,533 million (equivalent to RMB25.6 million) will expire in 2015, 2016, 2017, and 2018, respectively. Also, as of December 31, 2014, there are tax net operating loss carryforwards (on a pre-tax basis prior to application of the tax rate) of RMB16.2 million which will expire in 2016.

7.	EARNINGS PER SHARE

Basic and diluted earnings per ordinary share attributable to the Company’s shareholders are calculated in accordance with ASC 260, “Earnings Per Share.” Earnings per ordinary share do not differ between Class A and Class B ordinary shares, as there are no differences between the share classes as it relates to distributions of earnings. Reconciliations of the numerator and denominator of the per-share computations for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the years ended December 31,
	2012	2013	2014
(in thousands, except share and per share data)	RMB	RMB	RMB
Numerator:
Net income attributable to Shanda Games Limited’s ordinary shareholders for basic and diluted earnings	1,765,392	1,587,888	1,040,473
Denominator:
Weighted-average ordinary shares outstanding for basic calculation	554,813,612	536,790,221	537,189,172
Dilutive effect of share options	28,461	605,192	5,275,948
Dilutive effect of restricted shares	—	—	731,039

	For the years ended December 31,
	2012	2013	2014
(in thousands, except share and per share data)	RMB	RMB	RMB
Numerator:
Denominator for diluted calculation	554,842,073	537,395,413	543,196,160
Net income per ordinary share attributable to Shanda Games Limited’s ordinary shareholders - basic	3.18	2.96	1.94
Net income per ordinary share attributable to Shanda Games Limited’s ordinary shareholders - diluted	3.18	2.95	1.92

For 2012, 2013 and 2014, the Group excluded 27,646,400, 16,723,609 and 3,651,145, respectively, outstanding weighted average stock options and restricted shares from the calculation of diluted earnings per common share because their effects were anti-dilutive.

8.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2014 include cash balances held by the VIEs of approximately RMB235.4 million. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 26). However, these cash balances can be utilized by the Group for its normal operations pursuant to various agreements which enable the Group to substantially control the VIEs as described in Note 2(3) for its normal operations.

The Group’s cash and cash equivalents are held with major financial institutions located both inside the PRC (subject to PRC laws and regulations concerning foreign exchange) and outside the PRC. At December 31, 2013 and 2014, cash and cash equivalents were distributed as follows, by geography, by type of entity, and by major currency denomination.

	December 31, 2013	December 31, 2014
	RMB	RMB
Cash and cash equivalents held by PRC entities
Held by the Group’s consolidated affiliates (VIEs) (denominated in RMB)	252,472	216,342
Held by other PRC entities (denominated in RMB)	408,063	432,567
Held by other PRC entities (denominated in U.S. dollars - US$4,078 and US$2,852 at December 31, 2013 and 2014, respectively)	24,866	17,450

Cash and cash equivalents held by non-PRC entities
Held in U.S. dollars (US$24,549 and US$13,171 at December 31, 2013 and 2014, respectively)	149,674	80,592
Held in Korean Won (KRW1,780,621 and KRW5,552,962 at December 31, 2013 and 2014, respectively)	10,221	31,419
Held in other currencies	32,317	19,117
Total cash and cash equivalents	877,613	797,487

9.	ACCOUNTS RECEIVABLE

	December 31, 2013	December 31, 2014
	RMB	RMB
Accounts receivable	199,264	235,345
Less: Allowance for doubtful accounts	(5,952)	(3,746)
	193,312	231,599

The movements of the allowance for doubtful accounts during the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of year	3,109	6,636	5,952
Add: Current year additions	3,696	232	990
Less: Current year write-offs	(204)	(672)	(3,108)
Foreign currency translation	35	(244)	(88)
Balance at end of year	6,636	5,952	3,746

10.	INVESTMENTS IN AFFILIATED COMPANIES

The following table includes the Group’s carrying amounts and percentages of ownership of the investments in affiliated companies under the equity and cost methods as of December 31, 2014 and the carrying amounts as of December 31, 2013:

	December 31, 2013	December 31, 2014
	RMB	RMB	Percentage Ownership
Investment in affiliated companies under the equity method:
AKG Investment Co., Ltd ("AKGI Fund")	16,611	21,507	17%
WIP-KIF MCI Investment Fund ("MCI Investment Fund")	15,003	13,776	24%
Beijing Chenkang Technology Co., Ltd ("Beijing Chenkang")	8,235	—	25%
Shanghai Ningle Technology Co., Ltd ("Shanghai Ningle")	7,437	5,959	40%
Shanghai Shengduo Network Technology Co., Ltd ("Shanghai Shengduo")	6,663	—	40%
Shanghai Maishi Information Technology Co., Ltd. ("Shanghai Maishi")	4,069	—	20%
Guangzhou Aozi Software Technology Co., Ltd("Guangzhou Aozi")	2,764	2,471	33%
Shanghai Siyuan Digital Technology Co.; Ltd ("Shanghai Siyuan"	1,673	—	20%
Fuzhou Shudong Network Technology Co., Ltd ("Fuzhou Shudong")	1,435	1,416	30%
Shanghai Shimai Information Technology Co., Ltd ("Shanghai Shimai")	1,126	—	25%
Anipark Co., Ltd. (“Anipark”)	606	—	11%
Chengdu Yunyou Network Technology Co., Ltd ("Chengdu Yunyou")	975	972	30%
Game Tales Co., Ltd("Games Tales")	272	—	25%
Chongqing Xiaoheiwu Technology Co., Ltd("Chongqing Xiaoheiwu")	188	48	23%
Alpaca Games ("Alpaca Games ")	—	5,402	18%
Others	383	371	20%~40%
Investment in affiliated companies under the cost method:
Shanda Online Entertainment Limited (“Shanda Online”)	124,513	124,513	6%
Giant Dream Co., Ltd ("Giant")	8,610	8,487	8%
Zhejiang Shengwang Huashi Technology Co., Ltd ("Zhejiang Shengwang")	600	—	—
Lion Games Co., Ltd("Lion Games")	—	8,623	6%
Shanghai Miaoyou Network Technology Co., Ltd ("Shanghai Miaoyou")	500	500	8%
Mage of the East ("Mage of the East ")	—	447	13%
Hangzhou ZhongwanTechnology Co., Ltd ("Hangzhou Zhongwan")	—	290	15%
Shanghai Oukabi Information Technology Co.,Ltd ("Shanghai Oukabi")	—	75	8%
Total	201,663	194,857

The movements of the investments in affiliated companies are as follows:

	Balances at January 1, 2012	Investments	Share of Profits / (Losses)	Impairment	Other Equity Movement	Balances at December 31, 2012
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Beijing Chenkang	9,820	—	(1,098)	—	—	8,722
Shanghai Maishi	4,578	—	(341)	—	—	4,237
MCI Investment Fund	4,186	2,247	(892)	—	371	5,912
Chengdu Awata	3,989	—	(325)	(3,664)	—	—
Beijing Yicheng Tianxia	3,460	—	(3,460)	—	—	—
Anipark	3,077	—	(1,616)	—	89	1,550
Shanghai Lantian	2,690	—	(47)	(2,643)	—	—
Shanghai Shimai	2,050	—	(869)	—	—	1,181
Shanghai Siyuan	1,941	—	(25)	—	—	1,916
Shanghai Qiyu	829	—	—	(829)	—	—
Fuzhou Lingyu	319	—	—	(319)	—	—
Xiamen Lianyu	297	—	(297)	—	—	—
Chongqing Xiaoheiwu	38	—	(38)	—	—	—
Shanghai Shengduo	—	10,000	(1,158)	—	—	8,842
Shanghai Ningle	—	9,000	(241)	—	—	8,759
AKGI Fund	—	5,655	(63)	—	191	5,783
Fuzhou Shudong	—	2,000	(325)	—	—	1,675
Chengdu Yunyou	—	1,400	(123)	—	—	1,277
Suzhou Shengyou Network Development Co., Ltd.	—	1,000	(1,000)	—	—	—
Others	8	65	239	—	—	312
Investment in affiliated companies under the cost method:
Zhejiang Shengwang	600	—	—	—	—	600
Shanda Online	—	124,513	—	—	—	124,513
Giant	—	8,334	—	—	439	8,773
Total	37,882	164,214	(11,679)	(7,455)	1,090	184,052

	Balances at January 1, 2013	Investments	Share of Profits / (Losses)	Impairment	Other Equity Movement	Balances at December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Beijing Chenkang	8,722	—	(487)	—	—	8,235
Shanghai Maishi	4,237	—	(168)	—	—	4,069
MCI Investment Fund	5,912	9,833	(879)	—	137	15,003
Anipark	1,550	—	(1,076)	—	132	606
Shanghai Shimai	1,181	—	(55)	—	—	1,126
Shanghai Siyuan	1,916	—	(243)	—	—	1,673
Chongqing Xiaoheiwu	—	—	188	—	—	188
Shanghai Shengduo	8,842	—	(2,179)	—	—	6,663
Shanghai Ningle	8,759	—	(1,322)	—	—	7,437
AKGI Fund	5,783	10,576	(400)	—	652	16,611
Fuzhou Shudong	1,675	—	(240)	—	—	1,435
Chengdu Yunyou	1,277	—	(302)	—	—	975
Guangzhou Aozi	—	3,000	(236)	—	—	2,764
Shanghai Miaoyou	—	480	—	—	20	500
Games Tales	—	95	177	—	—	272
Others	312	398	(327)	—	—	383
Investment in affiliated companies under the cost method:
Zhejiang Shengwang	600	—	—	—	—	600
Shanda Online	124,513	—	—	—	—	124,513
Giant	8,773	—	—	—	(163)	8,610
Total	184,052	24,382	(7,549)	—	778	201,663

	Balances at January 1, 2014	Investments	Share of Profits / (Losses)	Impairment	Disposal	Other Equity Movement	Balances at December 31, 2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Beijing Chenkang	8,235	—	(25)	(8,210)	—	—	—
Shanghai Maishi	4,069	—	49	(4,118)	—	—	—
MCI Investment Fund	15,003	3,278	(4,502)	—	—	(3)	13,776
Anipark	606	355	1,415	(2,372)	—	(4)	—
Shanghai Shimai	1,126	—	(4)	(1,122)	—	—	—
Shanghai Siyuan	1,673	—	(43)	(1,630)	—	—	—
Chongqing Xiaoheiwu	188	—	(140)	—	—	—	48
Shanghai Shengduo	6,663	—	(615)	(6,048)	—	—	—
Shanghai Ningle	7,437	—	(1,478)	—	—	—	5,959
AKGI Fund	16,611	5,659	(551)	—	—	(212)	21,507
Fuzhou Shudong	1,435	—	(19)	—	—	—	1,416
Chengdu Yunyou	975	—	(3)	—	—	—	972
Guangzhou Aozi	2,764	—	(293)	—	—	—	2,471
Alpaca games	—	6,135	(254)	—	—	(479)	5,402
Games Tales	272	—	127	(382)	(39)	22	—
Others	383	—	(12)	—	—	—	371
Investment in affiliated companies under the cost method:
Shanda Online	124,513	—	—	—	—	—	124,513
Giant	8,610	—	—	—		(123)	8,487
Lion Games	—	9,093	—	—	—	(470)	8,623
Hangzhou Zhongwan	—	290	—	—	—	—	290
Zhejiang Shengwang	600	—	—	(181)	(419)	—	—
Shanghai Miaoyou	500	—	—	—	—	—	500
Oukabi	—	75	—	—	—	—	75
Mage of the East	—	458	—	—	—	(11)	447
Total	201,663	25,343	(6,348)	(24,063)	(458)	(1,280)	194,857

11.	PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014
	RMB	RMB
Computer equipment	500,760	478,676
Leasehold improvements	45,553	46,805
Furniture and fixtures	36,351	40,278
Motor vehicles	5,888	1,939
Less: Accumulated depreciation	(397,569)	(427,097)
Net book value	190,983	140,601

Depreciation expense for the years ended December 31, 2012, 2013 and 2014 was approximately RMB107,038, RMB98,786 and RMB 92,790 respectively.

12.	INTANGIBLE ASSETS

Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amounts, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014
	RMB	RMB
Gross carrying amounts:
Upfront licensing fees paid	604,615	744,608
Software, copyrights and others	173,395	184,973

	December 31, 2013	December 31, 2014
	RMB	RMB
Intangible assets arising from business combinations
— Software technologies*	724,100	724,100
— Non-compete arrangements	34,848	34,848
— Trademarks	86,898	86,898
— Customer databases	14,271	14,271
	1,638,127	1,789,698
Less: accumulated amortization
Upfront licensing fees paid	(522,665)	(567,403)
Software, copyrights and others	(144,950)	(154,820)
Intangible assets arising from business combinations
— Software technologies	(435,474)	(527,528)
— Non-compete arrangements	(24,348)	(24,348)
— Trademarks	(32,481)	(39,545)
— Customer databases	(12,119)	(14,271)
	(1,172,037)	(1,327,915)

Less: accumulated impairment	(37,197)	(37,197)
Net book value	428,893	424,586

Amortization expense for the years ended December 31, 2012, 2013 and 2014 amounted to approximately RMB190,694, RMB218,222 and RMB 158,662 , respectively. There was no impairment loss recognized in any of these periods.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB

2015	165,532
2016	121,556
2017	55,259
2018	29,340
2019	20,611
Total	392,298

13.	GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Actoz	Chengdu Aurora	Shanghai Shulong	Chengdu Simo	Goldcool	Mochi	Eyedentity	eFusion	Others	Total
	RMB
Balance as of December 31, 2011	86,479	26,130	3,934	53,532	25,077	163,617	123,425	—	9,922	492,116
Acquisitions in 2012	—	—	—	—	—	—	—	718	—	718
Divestitures in 2012	—	—	—	—	—	(163,617)	—	—	—	(163,617)
Balance as of December 31, 2012	86,479	26,130	3,934	53,532	25,077	—	123,425	718	9,922	329,217
Acquisitions in 2013	—	—	—	—	—	—	—	—	1,955	1,955
Impairment in 2013	—	—	—	(30,772)	—	—	—	—	—	(30,772)
Divestitures in 2013	—	—	—	—	—	—	—	(718)	—	(718)
Balance as of December 31, 2013	86,479	26,130	3,934	22,760	25,077	—	123,425	—	11,877	299,682
Divestitures in 2014	—	—	—	—	—	—	—	—	(1,955)	(1,955)
Balance as of December 31, 2014	86,479	26,130	3,934	22,760	25,077	—	123,425	—	9,922	297,727

Goodwill arising from business combinations completed in 2012, 2013 and 2014 has been allocated to the respective reporting units. Goodwill is not amortized but is reviewed annually for impairment. The Group performed goodwill impairment tests in October of 2012, 2013 and 2014 using the two-step quantitative approach. It was determined that the Group’s goodwill was not impaired for any of its reporting units, with the exception of a interim assessment (trigger-based evaluation) of Chengdu Simo’s goodwill in 2013, which resulted in an impairment charge for a portion of the goodwill which was insignificant.

14.	SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014
	RMB	RMB
Borrowing from China Minsheng Bank	511,837	—
Borrowing from Industrial and Commercial Bank of China	244,248	—
Borrowing from China Merchants Bank	262,166	—
Borrowing from Shanghai Commercial & Savings Bank	195,101	—
Borrowing from Bank of Taiwan	182,907	—
Borrowing from Bank of China	171,628	—
Total short-term borrowings	1,567,887	—

The movement of short-term borrowings during the years ended December 31, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2013	2014
	RMB	RMB
Balance at beginning of year	1,668,773	1,567,887
Add: Current year additions	1,656,256	—
Less: Current year repayment	(1,747,127)	(1,598,299)
Foreign currency translation	(10,015)	30,412
Balance at end of year	1,567,887	—

Weighted average short-term borrowings were RMB593.3 million (due to the timing of borrowings and repayments) and RMB756.7 million for 2013 and 2014, respectively. Weighted average interest rates for the same periods were 4.4% and 3.2%, respectively. As previously disclosed in the Group’s prior years’ issued consolidated financial statements, short term borrowings relate to the Group’s relationship with its former controlling shareholder Shanda Interactive and respective needs for or availability of USD or RMB-denominated capital involving formerly related parties, as well as the Group’s completion of the 2013 Transaction (Note 1).

15.	OTHER PAYABLES AND ACCRUALS

	December 31, 2013	December 31, 2014
	RMB	RMB
Salary and welfare payable	10,793	9,956
Accrued bonus	128,173	80,772
Unpaid rental for server software	2,450	3,830
Accrued professional service fee	17,767	8,958
Unpaid advertisement and promotion fee	214,505	160,026
Advance from customers	9,149	18,943
Payables to employees relating to exercise of options and sales of vested restricted shares	4,469	1,070
Interest payable	608	4,398
Derivative liability-foreign currency forward contracts(Note 23)	2,426	—
Other payables	53,711	62,277
Total	444,051	350,230

16.	LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014
	RMB	RMB
Borrowing from Shanghai Commercial & Savings Bank	335,330	593,543

In December 2013, the Group borrowed USD55.0 million (equivalent to RMB335.3 million) from the Shanghai Commercial & Savings Bank with principal due in entirety at maturity in December 2015. This loan carried an interest rate of 2.75%. During 2014, the Group early-repaid USD55.0 million (equivalent to RMB337.9 million) for this loan, and originated a new borrowing from the Shanghai Commercial & Savings Bank in the amount of USD117.0 million (equivalent to RMB718.8 million) with a maturity in March 2016 and early-repaid USD20.0 million (equivalent to RMB124.4 million) in June 2014. This loan carries an interest rate of 2.75%.

The movements of long-term borrowings during the years ended December 31, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2013	2014
	RMB	RMB
Balance at beginning of year	—	335,330
Add: Current year additions	335,330	718,848
Less: Current year repayment	—	(462,320)
Foreign currency translation	—	1,686
Balance at end of year	335,330	593,543

Weighted average long-term borrowings were RMB567.5 million in 2014.

17.	ORDINARY SHARES

As of December 31, 2014, the Company had an aggregate of 537,832,318 ordinary shares issued and outstanding. These outstanding shares consist of (1) 440,313,944 Class A ordinary shares and (2) 97,518,374 Class B ordinary shares. The terms of Class A ordinary shares and Class B ordinary shares are similar, except that (i) each Class A ordinary share and Class B ordinary share are entitled to 1 vote and 10 votes, respectively, on matters subject to shareholders’ vote, and (ii) each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

In 2014, the Company did not repurchase any shares and there were no outstanding capacities for purchase under authorizations as previous authorizations had lapsed.

19.	NON-CONTROLLING INTERESTS

Non-controlling interests as of December 31, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014
	RMB	RMB
Non-controlling interests in Actoz	286,924	255,751
Non-controlling interests in other subsidiaries	23,443	28,978
	310,367	284,729

The movements of non-controlling interests during the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of year	257,158	53,310	310,367
Add:
Non-controlling interests arising from business combinations	5,533	1,983	—
Capital contribution to subsidiaries by non-controlling interests*	7,116	194,811	—
Net income (loss) attributable to non-controlling interests	23,165	40,088	(43,875)
Share-based compensation of subsidiaries	8,886	10,449	8,870
Exercise of share options of a subsidiary	4,920	462	283
Non-controlling interest arising from lapse of put option on redeemable non-controlling interest	—	—	13,971
Less:
Currency translation adjustments of subsidiaries	9,444	9,640	(4,170)
Contribution by non-controlling shareholders related to transfer of a portion of subsidiary Eyedentity’s equity from Shanda Games International to Actoz (see Note 4)	(260,077)	—	—
Disposal of a subsidiary	(2,835)	(391)	(1,610)
Change of equity in an affiliated company of a subsidiary	—	15	893
Balance at the end of year	53,310	310,367	284,729

*The capital contribution to subsidiaries by non-controlling interests mainly represents capital contributions from non-controlling shareholders to subsidiaries which are majority-owned. The Group contributed a total amount of RMB15.2 million and RMB221.7 million to the subsidiaries affected by such non-controlling interest contributions for its controlling interests in 2012 and 2013, respectively. For the year ended December 31, 2013, the significant capital contribution by non-controlling interests represented funds raised in a rights offering by the Group’s majority-owned subsidiary Actoz. The Group participated in this rights offering in a pre-emptive fashion to maintain approximately the same percentage of ownership interest in the capital shares of Actoz.

20.	SHARE OPTION PLAN

For all awards granted to the Group’s employees under the share-based incentive plans established (i) by the Company related to the ordinary shares of Shanda Games Limited or (ii) by certain subsidiaries related to the subsidiaries’ shares, total share-based compensation expenses were recognized in the Group’s consolidated statements of operations and comprehensive income in the amounts of RMB42.5 million, RMB38.0 million and RMB6.4 million for the years ended December 31, 2012, 2013, and 2014 respectively.

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

From January 1, 2012 through December 1, 2012, the Company granted options under the 2008 Equity Compensation Plan to purchase 7,732,000 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. From January 1, 2013 through December 1, 2013, the Company granted options under the 2008 Equity Compensation Plan to purchase 3,000,000 Class A ordinary shares of the Company at an exercise price equivalent to the average market value in the previous fifteen days. For options granted in 2012 and 2013, for each quarter during the four year performance period beginning on the “Performance Period Start Date” 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant's continued employment with the Group, and up to 2/3 of which can be earned contingent on the achievement of different performance targets. The options have 10 year contractual terms from the grant dates and vest over four year periods as just described. On each of the first four anniversaries of the Performance Period Start Date, one hundred percent (100%) of the options earned during the year preceding such anniversary date shall vest and become exercisable provided that the employees remain employed on such vesting date.

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

Share-based compensation expense related to the option awards granted by the Company under the 2008 Equity Compensation Plan amounted to approximately RMB16.9 million, RMB18.4 million and a net reversal (reflecting the greater effect of the reversal of previously recognized expense for options with performance vesting conditions over expense recognized) of RMB8.7 million for the years ended December 31, 2012, 2013, and 2014. The reversal reflects a revised determination by management that the Group expects to miss certain performance targets in future years for which the expense has already been recognized in prior years, in the amount of RMB20.0 million(USD3.2 million).

The Company’s share option activities as of December 31, 2012, 2013, and 2014 and changes during the years then ended are presented below:

	Options Outstanding	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$			US$ (in thousands)
Outstanding at December 31, 2011	22,360,088	3.2		7.90	300
Granted	7,732,000	1.9
Exercised	(149,884)	0.6
Forfeited	(7,840,095)	2.6	*
Outstanding at December 31, 2012	22,102,109	2.2	*	7.84	46
Granted	3,000,000	1.7	*
Exercised	(377,712)	1.7	*
Forfeited	(5,447,669)	2.0	*
Outstanding at December 31, 2013	19,276,728	2.1	*	7.10	7,516
Granted	—	—
Exercised	(219,380)	2.2	*
Forfeited	(4,104,157)	1.9	*
Outstanding at December 31, 2014	14,953,191	2.1	*	5.54	12,404
Vested and expected to vest at December 31, 2014	12,155,318	2.1	*	5.31	9,908
Vested and exercisable at December 31, 2014	10,458,810	2.2	*	4.91	4,241

* Includes the impact of stock option exercise price modification in September 2012 previously discussed.

The aggregate intrinsic values are calculated as the differences between the market values of US$1.52, US$2.29 and US$2.84 as of December 31, 2012, 2013 and 2014 and the exercise prices of the shares. The total intrinsic value of options exercised during the year ended December 31, 2014 was US$0.2 million.

The weighted average grant-date fair values of options granted during the years ended December 31, 2012 and 2013 were US$1.01 and US$0.93, respectively. The total grant-date fair values of options vested during 2012, 2013 and 2014 were RMB46.2 million, RMB18.3 million and RMB10.0 million, respectively.

As of December 31, 2014, there was RMB8.7 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested options granted to the Group’s employees. This cost is expected to be recognized over a weighted average period of 1.9 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions. In 2014, total cash received from the exercise of stock options amounted to RMB1.9 million.

The fair value of options granted under the Company’s 2008 Equity Compensation Plan was estimated on the date of each grant using the Black-Scholes model with the assumptions (or ranges thereof) in the following table:

	For the year ended December 31
	2012	2013	2014
Exercise price	US$1.84~US$2.05	US$1.52~US$2.22	—
Fair value of ordinary shares	US$1.92~US$2.23	US$1.53~US$2.22	—
Risk-free interest rate(1)	0.63%~1.0%	1.38%	—
Expected life (in years)(2)	5	5	—
Expected dividend yield(3)	0%	0%	—
Expected volatility(4)	50~60%	60%	—
Fair value per option at grant date (in RMB)	6.3~6.52	4.94~6.99	—

(1)	The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.
(2)	The expected term of stock options granted is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted by the Company.
(3)	The Company has no expectation of paying regular dividends on its ordinary shares.
(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of the Company’s ordinary shares for a period equivalent to the expected term preceding the grant date.

2008 Equity Compensation Plan – restricted shares

From January 1, 2012 through December 1, 2012, the Company granted 337,462 and 1,142,500 restricted shares to the Group's and Shanda's employees, respectively, under the Company's 2008 Equity Compensation Plan. From January 1, 2013 through December 1, 2013, the Company granted 290,840 restricted shares to the Group's employees under the Company's 2008 Equity Compensation Plan. From January 1, 2014 through December 1, 2014, the Company granted 25,000 restricted shares to the Group's employees under the Company's 2008 Equity Compensation Plan. These awards vest in equal installments over two to four years, commencing on the grant date, subject to the employee’s continued employment with the Group or Shanda, as the case may be.

Share-based compensation expense related to the restricted share awards granted by the Company under the 2008 Equity Compensation Plan amounted to RMB16.7 million, RMB9.1 million and RMB6.2 million for the years ended December 31, 2012, 2013, and 2014, respectively. The restricted shares granted to Shanda employees were measured at fair value at the grant dates and amounts of RMB43.1million, RMB36.5million, and RMB4.4 million were recognized as dividends distributed to Shanda in 2012, 2013, and 2014, respectively.

A summary of unvested restricted share activity as of December 31, 2012, 2013, and 2014 is presented below:

Unvested Restricted Shares	Number of Shares	Weighted Average Grant-date Fair Value
		US$
Unvested at December 31, 2011	7,501,389	4.5
Granted	1,479,962	2.0
Vested	(2,434,628)	4.7
Forfeited	(1,635,122)	4.9
Unvested at December 31, 2012	4,911,601	3.5
Granted	290,840	1.8
Vested	(2,153,100)	4.4
Forfeited	(589,789)	4.6
Unvested at December 31, 2013	2,459,552	2.6
Granted	25,000	3.1
Vested	(1,004,492)	2.7
Forfeited	(564,330)	2.7
Unvested at December 31, 2014	915,730	2.2
Expected to vest at December 31, 2014	876,387	2.2

The total intrinsic value of restricted shares vested during the years ended December 31, 2012, 2013, and 2014 was RMB23.1 million, RMB29.8 million, and RMB20.3 million, respectively.

As of December 31, 2014, there was RMB9.4 million of unrecognized compensation cost (including the amounts for restricted shares granted to the employees of Shanda amounting to RMB4.1 million), adjusted for estimated forfeitures, related to unvested restricted shares granted to the Group’s employees and Shanda employees. This cost is expected to be recognized over a weighted average period of 1.55 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

Share-based compensation of Actoz and Eyedentity

Since 2005, the Group’s Korean majority-owned subsidiary Actoz has granted stock options to its employees as part of an authorized equity incentive program. In February 2012, the Group’s Korean majority-owned subsidiary Eyedentity authorized an equity compensation program with a small number of shares subsequently granted thereunder. The Group recorded immaterial amounts of share-based compensation expense associated with these equity compensation programs of its subsidiaries in the amounts of RMB8.9 million, RMB10.4 million and RMB8.9 million, respectively, in the consolidated statements of operations and comprehensive income for the years ended December 31, 2012, 2013 and 2014.

21.	EMPLOYEE BENEFITS

The full-time employees of the PRC subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. The PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB120.1 million, RMB113.8 million, and RMB108.7 million for the years ended December 31, 2012, 2013 and 2014, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

22.	RELATED PARTY TRANSACTIONS

The Group’s related party transactions and balances substantially relate to Shanda Interactive, the Group’s former controlling owner, and companies under the direct or indirect control thereof. As further described in Note 1 (under “Shareholder changes”), from November 26, 2014, Shanda Interactive no longer had an ownership interest in the Group. The Group evaluated the facts and circumstances and concluded Shanda Interactive (and companies under the direct or indirect control thereof) were no longer related parties following this event. Accordingly, balance sheet amounts previously classified as related party amounts as of December 31, 2013 are no longer classified as related party amounts as of December 31, 2014 in the accompanying consolidated financial statements. The Group has classified amounts as related party amounts for the full year of 2014 within the accompanying consolidated statement of operations and comprehensive income for purposes of consistency and given the amount related to the period after cessation of Shanda Interactive’s ownership interest is insignificant.

Transactions pertaining to online gaming business and interest on lendings and borrowings

During the years ended December 31, 2012, 2013, and 2014, significant related party transactions were as follows:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Activity related to online gaming business:
Sales agent fees paid to companies under control of Shanda	(49,543)	(41,889)	(19,713)
Promotion service fees paid to companies under control of Shanda	(3,914)	(2,770)	(2,924)
Technical service fees paid to companies under control of Shanda	(20,308)	(19,757)	(7,628)
Online game licensing fees received from companies under control of Shanda	1,538	416	5,405
Platform service fees and sales agent fees received from companies under control of Shanda	57,101	34,697	17,712
Benefit from reversal of corporate general expenses allocated from Shanda	3,467	—	—
Rental fee paid to companies under control of Shanda	(18,511)	(34,434)	(31,164)
Service fees paid to companies under control of Shanda	(9,434)	(20,365)	(19,572)
Interest on loans to or from Shanda or companies under its control:
Interest expense for loans from Shanda and companies under control of Shanda	(26,787)	(28,766)	(2,048)
Interest income from loans to Shanda and companies under control of Shanda	83,711	48,588	1,668

Amounts due from and due to related parties

As of December 31, 2013 and 2014, outstanding balances due from and due to related parties were as follows. Despite no longer representing related party amounts at December 31, 2014 due to the cessation of Shanda Interactive’s ownership interest in the Group, amounts are presented in the following table for purposes of consistency.

	December 31, 2013	December 31, 2014
	RMB	RMB
Amounts due from related parties:
Accounts receivable from companies under control of Shanda	38,138	14,793
Other receivables from Shanda	236	237
Other receivables from companies under control of Shanda	70,962	40,602
Prepaid expenses paid to companies under control of Shanda	—	80,345
Amounts due to related parties:
Accounts payable to companies under control of Shanda	20,704	13,496
Deferred acquisition consideration payable to Shanda (Note 4)	867,464	—
Other payables to companies under control of Shanda	2,827	5,827

Except for loan transactions (included in “other receivables” and “other payables” above), the accounts receivable from and accounts payable to companies under the control of Shanda, mainly arising from the related party activity pertaining to the online gaming business described in the foregoing section of this note, are interest free, unsecured and can be settled on demand.

The Group, in years prior to 2014 and the cessation of ownership by Shanda Interactive, from time to time extended interest-bearing loans to, or borrowed interest-bearing funds from Shanda or companies under its control. Such transactions were in part motivated by the Group’s, Shanda’s, or Shanda’s affiliates’ needs to borrow or lend U.S. dollar denominated or RMB denominated funds under various circumstances. Before entering into these transactions, these arrangements were reviewed and assessed to ensure their fairness and that they would not pose incremental credit or interest risk to the Group.

Loans to related parties prior to 2014

The Group in the past extended various RMB-denominated loans to companies under the control of Shanda as part of the efforts to manage the Group’s surplus cash resources.

•	In October and November 2010, the Group originated unsecured RMB-denominated loans with an aggregate principal amount of RMB503.0 million (US$80.7 million) to a company under the control of Shanda. These loans were originally due in September 2011 and their terms were later extended to June 2013. The interest rates on these loans for both the initial and the renewed terms were 5.68% per year, which were higher than the prevailing one-year deposit rates when the loans were originated and renewed, respectively.

•	In February 2011, the Group originated an unsecured RMB-denominated entrusted loan of RMB20.0 (US$3.2 million) million to a company under the control of Shanda. This loan was originally due in August 2011 and its term was later extended to February 2013. The interest rate on this loan for both the initial and the renewed terms was 6.71% per year, which was higher than the prevailing one-year deposit rates when the loan was originated and renewed, respectively.

•	In August 2011, the Group originated unsecured RMB-denominated entrusted loans with an aggregate principal amount of RMB300.0 million (US$48.2 million) to a company under the control of Shanda. These loans were originally due in August 2012 and their terms were later extended to August 2013. The interest rates on these loans for the initial and the renewed terms were 5.93% and 5.40% per year, respectively, which were higher than the prevailing one-year deposit rates when the loans were originated and renewed, respectively.

•	In February 2012, the Group originated an unsecured RMB-denominated entrusted loan of RMB115.0 million (US$18.5 million) to a company under the control of Shanda. This loan was originally due in February 2013 and its term was later extended to February 2014. The interest rates on this loan for the initial and the renewed terms were 5.93% and 5.43% per year, respectively, which were higher than the prevailing one-year deposit rates when the loan was originated and renewed, respectively.

All of the preceding loans were repaid by December 31, 2013.

•	In 2011, the Group originated unsecured RMB-denominated loans with an aggregate principal amount of RMB417.4 million (US$66.3 million) to companies under the control of Shanda. In 2012, the Group originated unsecured RMB-denominated loans with an aggregate principal amount of RMB404.3 million (US$65.6 million) to companies under the control of Shanda. Most of these loans were repaid in 2013. The outstanding balance was RMB25.0 million (US$4.1 million) as of December 31, 2014.

Borrowings and lendings related to Shanda’s privatization

In connection with Shanda Interactive’s privatization in February 2012, the Group engaged in a series of closely linked third-party and related-party borrowing and lending transactions. These transactions were motivated primarily by Shanda’s needs for funds in U.S. dollars, its excess RMB-denominated cash resources, and the Group’s access to both RMB-denominated and U.S. dollar-denominated cash resources and funding sources. The key actions taken were as follows:

•	In February 2012, the Group borrowed, in the form of unsecured entrusted RMB-denominated loans, an aggregate principal amount of RMB926.0 million (US$148.6 million) from a company under the control of Shanda. These RMB-denominated loans carried an interest rate of 3% per year. Concurrently, the Group provided U.S. dollar-denominated loans to Shanda with an aggregate amount of US$160.0 million (RMB1,005.7 million). The interest rate on these U.S. dollar-denominated loans was 3% per year. All of these borrowings and lendings were repaid by December 31, 2013.

•	In order to bridge the loans described above and obtain the U.S. dollars necessary to lend to Shanda, the Group borrowed US$156.0 million (equivalent to RMB980.5 million) from China Minsheng Bank at an interest rate of 6% per year, by pledging certain RMB-denominated short-term investments with China Minsheng Bank in an aggregate amount of RMB983.8 million, which earned interest at rates ranging from 5.46% to 6.94% per year, as collateral. Such short-term investments were financed primarily with the proceeds from the RMB926.0 million entrusted loans described above. The interest rates on the China Minsheng Bank loan and the collateral were structured with an aim to cancel out the related interest income and expenses. This borrowing was repaid in February 2013 via conversion of RMB funds for U.S. dollars and the pledge was released.

With respect to the aforementioned transactions relating to Shanda’s privatization, interest income was RMB79.9 million and interest expense was RMB78.7 million, resulting in net interest income of RMB1.2 million for the year ended December 31, 2012. Up to the respective loan maturity dates, interest income was RMB9.4 million and interest expense was RMB9.3 million, resulting in net interest income of RMB0.1 million for the year ended December 31, 2013. There was no impact for 2014.

With respect to all lendings and borrowings with Shanda and affiliates thereof, regardless of whether related to recurring business activities or Shanda’s privatization, interest income was RMB83.7 million and interest expense was RMB26.8 million, resulting in net interest income of RMB56.9 million for the year ended December 31, 2012. For 2013, interest income was RMB48.6 million and interest expense was RMB28.8 million, resulting in net interest income of RMB19.8 million. For 2014, interest income was RMB1.7 million (US$0.3 million) and interest expense was RMB2.0 million (US$0.3 million), resulting in net interest expense of RMB0.3 million (less than US$0.1 million).

23.	DERIVATIVES

In 2013, the Group entered into several foreign currency forward contracts with certain domestic banks to manage foreign exchange rate exposure by fixing the exchange rates of the U.S. dollar to Renminbi at the contract maturity dates. These contracts were entered into specifically in relation to the Group’s various bank borrowings and lendings to (borrowings from) related parties. In 2014, the forward contracts were settled by releasing RMB cash deposits to settle the principal and interest on the related loans. The Group realized a net gain of RMB4.5 million (US$0.7 million) as other income in 2014 (Note 5).

24.	CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, time deposits with maturity over one year, accounts receivable, accounts receivable due from related parties, and prepayments and other current assets. As of December 31, 2013 and 2014, substantially all of the Group’s cash and cash equivalents, short-term investments and time deposits with maturity over one year were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China and overseas. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2012, 2013 and 2014.

The Group derived a large portion of its net revenues from three MMORPGs, Mir II, Woool and Dragon Nest, including their sequels, which accounted for approximately, 32.5%, 15.4% and 15.2% of net revenues, respectively, for 2012, 29.8%, 12.7% and 12.5% of net revenues, respectively, for 2013, and 30.9%, 10.8% and 11.6% of net revenues, respectively, for 2014.

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

	For the year ended December 31,
Revenues by geography	2012	2013	2014
	RMB	RMB	RMB
Net revenues derived in the PRC	4,419,983	3,781,776	3,310,397
Net revenues derived in Korea	155,934	352,412	269,350
Net revenues derived in all other countries	142,642	210,542	137,622
Total net revenues	4,718,559	4,344,730	3,717,369

Long-term assets by geography	December 31, 2013	December 31, 2014
	RMB	RMB
Long-term assets in the PRC	1,385,042	662,691
Long-term assets in Korea	632,854	604,092
Long-term assets in all other countries	50,157	43,061
Total long-term assets	2,068,053	1,309,844

26.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases, which expire at various dates through December 2018. Future minimum lease payments for non-cancelable operating leases as of December 31, 2014 are as follows:

	Office Premises	Server leasing and maintenance fees	Total
	RMB	RMB	RMB

2015	56,234	81,756	137,990
2016	36,847	50,237	87,084
2017	31,832	1,504	33,336
2018	27,039	1,504	28,543
2019	26,757	1,504	28,261
Total	178,709	136,505	315,214

As of December 31, 2014, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual usage of the servers. The server leasing rental expenses under these operating leases amounted to approximately RMB133,501, RMB114,462 and RMB107,353 during the years ended December 31, 2012, 2013, and 2014, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.

Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB207,362, RMB186,102 and RMB177,458 during the years ended December 31, 2012, 2013, and 2014, respectively, and were charged to the statements of operations and comprehensive income when incurred.

As of December 31, 2014, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group and server leasing contracts amounting to RMB136,505.

As of December 31, 2014 there are no material capital lease obligations.

Capital commitments

As of December 31, 2014, capital commitments for purchase of equipment and game licenses were approximately RMB184,272.

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

MOFCOM published a discussion draft of a proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “foreign investors” refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meetings, or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a catalogue of “special administrative measures,” which is classified into the “catalogue of prohibitions” and “the catalogue of restrictions”, to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. However, unless the underlying business of the FIE falls within the catalogue of restrictions, which calls for market entry clearance by MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed FIEs if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “catalogue of restrictions,” the VIE structure may be deemed a domestic investment only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “catalogue of restrictions” without market entry clearance may be considered illegal.

The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, and MOFCOM is soliciting comments from the public on this point. Moreover, it is uncertain whether the industry in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued. If the enacted version of the Foreign Investment Law and the final “catalogue of special administrative measures” mandate further actions, such as MOFCOM providing market entry clearance, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practices and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon changes to investments, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

With respect to the aforementioned security review rules and draft Foreign Investment Law, and any other matters creating uncertainty regarding VIEs, the Company may not be able to operate or control its business in the same manner as it currently does, and therefore, may not be able to consolidate the VIEs. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Company (including restrictions on the Company to carry out business).

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

Other contingencies

On November 8, 2010, a former shareholder of Chengdu Simo (an entity owned by one of the Group’s principal VIEs, Shulong) filed a claim with the Sichuan Superior People’s Court against Shulong, alleging that Shulong had failed to pay RMB48.8 million of deferred acquisition consideration (accrued and included in “other payables and accruals” at December 31, 2012 in connection with the purchase of all of the outstanding shares of Chengdu Simo prior to 2011. This amount represented the final payment amount to be paid by Shulong to the shareholder upon the achievement of certain milestones relating to the game “Qi Xia Tian Xia” which Shulong believed had not been achieved. The shareholder requested relief of the RMB48.8 million plus accrued interest. In a separate but related action, on September 13, 2011, Shulong filed a claim with Shanghai No.1 Intermediate People’s Court against the same former shareholder, alleging that the former shareholder had failed to perform the obligations in the share purchase agreement. In final verdicts related to these actions, in the third quarter of 2013, the Shanghai Higher People’s Court determined that Shulong should pay the former shareholder the previously recorded acquisition consideration of RMB48.8 million plus accrued interest of approximately RMB10.1 million. The Shanghai Higher People’s Court also supported Shulong’s separate counterclaim and determined that the former shareholder should compensate Shulong RMB70.0 million due to the shareholder’s breaches under the share purchase agreement. Given the aforementioned verdicts are final and not subject to further appeal, the Group agreed to settle the actions on a net basis with the former shareholder in the fourth quarter of 2013, implying a net cash payment to the Group from the former shareholder of RMB11.1 million (RMB70.0 million gain less the RMB10.1 million interest and the previously recorded acquisition consideration of RMB48.8 million). The effect of the aforementioned actions resulted in the Group recognizing a net gain of RMB59.9 million (the RMB70.0 million gain, less the RMB10.1 million interest) under “Settlement of gain contingency with former shareholder” within operating income. The net cash settlement received by the Group subsequent to December 31, 2013 was RMB11.1 million.

On October 10, 2014, Kilometre Capital Management Cayman (“Kilometre”) issued a writ of summons endorsed with a statement of claim against the Company from the Court of First Instance of the High Court of the Hong Kong Special Administrative Region. Kilometre seeks outstanding consulting fees in connection with the proposed going-private transaction of US$25.6 million (or alternatively, damages), certain declaratory relief, interest, costs and further and/or other relief as the court deems fit. On February 10, 2015, Kilometre amended its statement of claim to seek outstanding consulting fees of US$44.9 million in addition to the other forms of relief described above. The Company intends to vigorously defend the dispute on its merits. Due to the early stage of this claim, and considering the merits of the Company’s position, the Company does not believe a material loss is probable with respect to the matter.

2 S&C Note: Consider clarifying “damages”, as it is unclear from the face of the disclosure what these damages could consist of.

3 S&C Note: Confirm this is still the case.

27.	SUBSEQUENT EVENTS

Matters described in this Note relate to an evaluation of subsequent events which was conducted through the date of issuance of the financial statements.

Going-private transaction

On March 16, 2015 the Company was advised by Ningxia Yilida and Ningxia that Ningxia Yilida, Ningxia, Oriental Hongtai (Hong Kong) Limited, Orient Hongzhi (Hong Kong) Limited and Hao Ding International Limited entered into a new consortium agreement to form a consortium in connection with the proposed going-private transaction, pursuant to which they agreed, among other things, to jointly make a proposal to the Company for a going-private transaction, deal exclusively with each other in pursuing the going-private transaction, and cooperate with respect to the going-private transaction.

On April 3, 2015 the Company entered into an agreement and plan of merger (the “Agreement”) with Capitalhold Limited (“Parent”), a special purpose vehicle wholly owned by the members of the consortium, and Capitalcorp Limited, a wholly owned subsidiary of Capitalhold Limited. Pursuant to the Agreement, Parent will acquire the Company for cash consideration of US$3.55 per ordinary share and US$7.10 per ADS. The going-private transaction, which is currently expected to close in the second half of 2015, is subject to customary closing conditions, including approval by the affirmative vote of shareholders holding two-thirds or more of the votes represented by the ordinary shares of the Company (including ordinary shares represented by ADSs). If completed, the going-private transaction will result in the Company being a privately-held company, and the Company’s ADSs will no longer be listed on the NASDAQ.

Early repayment of long-term borrowings

In February and March 2015, the Group issued repayment notices to Shanghai Commercial & Savings Bank for the early repayment of long-term borrowings existing as of December 2014. The outstanding long term borrowings of USD97.0 million (equivalent to RMB593.5 million) were originally due in March 2016 and carry an interest rate of 2.75% per annum. The borrowing was collateralized by pledging certain RMB denominated time deposits over one year and short-term investments in an aggregate amount of RMB648.9 million, which earned interest at rates ranging from 0.35% to 4.95% per annum.

28.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. Relevant rules require annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 1,847.3 million, or 114.5% of the Group’s total consolidated net assets as of December 31, 2014. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries or the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

29.	ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

4 S&C Note: This is a different consortium agreement than the one referenced in Shareholder changes.

The Company records its investment in subsidiaries under the equity method of accounting. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investment in subsidiaries” and the profit of the subsidiaries is presented as “Equity in profit of subsidiaries” on the statement of operations.

These statements should be read in conjunction with the notes to the consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2013 and 2014, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements of the Group, if any.

Financial Information of Shanda Games Limited

Condensed Statements of Operations

	For the Years Ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$ (Note 2(5))
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Product development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(31,379)	(31,512)	(14,247)	(2,296)
Total operating expenses	(31,379)	(31,512)	(14,247)	(2,296)
Loss from operations	(31,379)	(31,512)	(14,247)	(2,296)
Interest income	28,128	19,641	42	7
Interest expense	(134,253)	(59,554)	(74,862)	(12,066)
Other income (expense), net	(45)	(11)	(7,346)	(1,185)
Income tax expense	—	—	—	—
Equity in profit of subsidiaries	1,902,941	1,659,324	1,136,886	183,235
Net income	1,765,392	1,587,888	1,040,473	167,695

Financial Information of Shanda Games Limited

Condensed Balance Sheets

	December 31,
	2013	2014	2014
	RMB	RMB	US$ (Note 2(5))
ASSETS
Current assets:
Cash and cash equivalents	19,138	4,033	650
Prepayments and other current assets	4,607	14,005	2,260
Other receivables due from related parties	2,376	593,469	95,650
Investment in subsidiaries	5,579,664	5,076,638	818,206
Total assets	5,605,785	5,688,146	916,766

LIABILITIES
Current liabilities:
Other payables and accruals	823	563	94
Other payables due to related parties	5,005,298	3,812,078	614,395
Dividends payable	4,704	1,585	255
Current liabilities	5,010,825	3,814,226	614,744
Long term liabilities:
Long term payables due to related parties within Shanda Games	—	260,000	41,904
Total liabilities	5,010,825	4,074,226	656,648

Shareholders’ Equity
Class A ordinary shares (US$0.01 par value, 16,000,000,000 shares authorized, 127,521,446 and 440,313,944 issued and outstanding as of December 31, 2013 and 2014, respectively)	9,523	32,367	5,217
Class B ordinary shares (US$0.01 par value, 4,000,000,000 shares authorized, 409,087,000 and 97,518,374 issued and outstanding as of December 31, 2013 and 2014, respectively)	29,896	7,127	1,149
Additional paid-in capital	9,491	15,381	2,479
Accumulated other comprehensive loss	(24,313)	(48,684)	(7,846)
Retained earnings	570,363	1,607,728	259,119
Total Shanda Games Limited shareholders’ equity	594,960	1,613,919	260,118
Total liabilities and shareholders’ equity	5,605,785	5,688,146	916,766

Financial Information of Shanda Games Limited

Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				(Note 2(5))
Net cash generated by (used in) operating activities	4,796	(10,791)	(29,403)	(4,739)
Net cash generated by (used in) investing activities	(533,097)	1,235,427	1,044,261	168,304
Net cash generated by (used in) financing activities	629,821	(1,333,750)	(1,030,005)	(166,007)
Effect of foreign exchange rate changes on cash and cash equivalents	(141)	(2,254)	42	8
Net increase / (decrease) in cash and cash equivalents	101,379	(111,368)	(15,105)	(2,434)
Cash and cash equivalents, beginning of year	29,127	130,506	19,138	3,084
Cash and cash equivalents, end of year	130,506	19,138	4,033	650

